82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

[redacted]

02031208

REGISTRANT'S NAME THUS Group plc

*CURRENT ADDRESS Dalmore House
310 St. Vincent Street
Glasgow Scotland
BB

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 17 2002
THOMSON
FINANCIAL
P

FILE NO. 82- 5260 FISCAL YEAR 3/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY:

DATE : 3/14/02

P

A - 1

CORPORATE FINANCE

RNS 17th April 2001
THUS PLC RE DIRECTORATE

02 FEB 25 AM 8:25

RNS Number:1425C Thus PLC 17 April 2001

17 April 2001

Thus plc ("Thus" or "the Company")
Board changes

Thus is pleased to announce the appointment of Charles Berry, currently a Non-executive Director of the Company and an Executive Director of ScottishPower, as Chairman of Thus with effect from 23 May 2001.

Ian Russell, Thus' current Chairman, has decided to step down from the Board as a result of his additional business commitments, following his appointment as Chief Executive of ScottishPower.

In addition, Thus is pleased to announce the appointment of David Nish, ScottishPower's Finance Director, as a Non-executive Director of the Company with effect from 23 May 2001.

Commenting on the announcement, Charles Berry said:

"I am delighted to be succeeding Ian Russell. He successfully steered Thus through flotation and has provided strong leadership over the last year at a difficult time for the sector. I am convinced that Thus has enormous potential and look forward to working with Bill Allan and his team to build Thus into a major UK telecommunications company. "

Bill Allan, Chief Executive, added:

"We are delighted to welcome Charles Berry as Chairman of our company and the appointment of David Nish to our Board. These appointments strengthen our Board and reinforce the continuity and commitment of ScottishPower to our business. My thanks to Ian Russell for his guidance and support over the past two years. We wish Ian every success as CEO of ScottishPower. These changes reflect ScottishPower's continuing confidence in our strategy to become one of the UK's leading providers of innovative business data and telecommunication services. I am confident that we have the right Board and shareholder support to succeed in that objective."

Other than the companies and partnerships disclosed in this announcement, Mr Nish held no other directorships in the previous five years and there are no matters requiring disclosure for him in respect of the Listing Rules para.6.F.2, items (b) to (g).

For Further Information:

THUS
Kathryn Rhinds, Investor Relations 020 7613 6108

Deborah Rodger, Press Office 0141 567 1234

Smithfield Financial
Mark Woolfenden 020 7360 4900

Biographical details:

Charles Berry:

Charles Berry, 47, Executive Director - Customer Sales & Services at ScottishPower, joined ScottishPower in November 1991 as Director of Strategy and Development from the French group Compagnie Generale des Eaux (now Vivendi).

He was named Human Resources Director in early 1996 and in July of the same year was appointed Chief Executive of Manweb, the ScottishPower subsidiary supplying electricity to Merseyside, Cheshire and North Wales.

In April 1998 Charles Berry became Managing Director of Energy Supply for ScottishPower, continuing to be a member of the Boards of Manweb and Southern Water. In April 1999 he took up his present Board position with responsibility for the Energy Supply and Retail businesses, Electricity Trading and Regulation.

Charles Berry was educated at Kelvinside Academy, Glasgow, and the University of Glasgow where he graduated in 1974 with a first class Honours Degree in Electronics and Electrical Engineering. He graduated MS at the Sloan School of Management, Massachusetts Institute of Technology, in 1983.

Between 1974 and 1982 he held various engineering, project management and marketing positions within Pilkington before attending MIT under full sponsorship. After returning from the US in 1983, he worked in a number of Pilkington subsidiaries serving UK and international markets as Technical Director, Business Development Director and Marketing Director.

In 1990 Charles Berry was appointed Group Development Director of Norwest Holst Holdings, a subsidiary of Compagnie Generale des Eaux, before joining ScottishPower the following year.

David Nish:

David Nish, 40, was appointed Deputy Finance Director of ScottishPower in 1997 and became Finance Director in December 1999.

Prior to joining ScottishPower, David was a partner at Price Waterhouse with responsibility for three specific areas: a portfolio of substantial audit assignments, principal partner leading a Transaction Support Group and staff partner for the Scottish audit practice. David also has experience of working in North America, spending two years in the Toronto office of Price Waterhouse.

Educated at Paisley Grammar School, David graduated in 1981 from Glasgow University with a Bachelor of Accountancy, and is a member of the Institute of Chartered Accountants of Scotland.

A-2

02 FEB 25 AM 8:25

RNS 1st May 2001
THUS PLC FINAL RESULTS

THESTART RNS Number: 8979C

1 May 2001

THUS PLC
PRELIMINARY RESULTS
YEAR ENDED 31 MARCH 2001

Highlights

- Revenue up 8% to £233.8 million year on year
- Revenue accelerating - up 25% to £129.9 million second half on first half and 17% to £70.0 million quarter four on quarter three
- Core business service revenues lead growth - up 31% to £160.1 million year on year, up 39% to £93.0 million second half on first half and 14% quarter four on quarter three
- Growth accompanied by cost control – second half EBITDA reduced to negative £4.1 million from negative £17.3 million in the first half
- Geographic expansion of national network complete
- Demon receives further award for quality and service

Commenting on the results, William Allan, Chief Executive said:

'Over the past year we concentrated on building a sustainable business based on the provision of quality services to the corporate and SME markets. That focus is now yielding results as reflected in accelerating sales growth and reducing losses, particularly in the fourth quarter with revenues up 17% on the previous quarter.

'Our improving performance demonstrates a successful strategy to move our Company from a regional to a national, business focused, service provider. The service integration, network reach and quality provided by Thus has already attracted a portfolio of large scale, national corporate and SME accounts.

The latest in a growing list of quality awards is announced in the June edition of The Net magazine in which Demon is nominated as the best overall Internet Service Provider for service and quality.

'Over the year we have launched nine new services, each of which is now contributing revenue, and we enter the current year with confidence in our strategy and prospects. Our national network is complete and generating revenue across the UK. We have established an enviable reputation amongst our customer base for quality innovative services. As well as integrating our core businesses and developing a broad product set, the disposal of non-core assets is well advanced.

'Assuming no material change in the current economic climate, the Board remains confident that underlying growth in business services will be maintained in this financial year. Excluding the Interactive services division, revenue growth is expected to be in excess of 20% and EBITDA positive over the year as a whole.'

For further information please contact:

Thus plc

Bill Allan – Chief Executive	0207 613 6000
John Maguire – Chief Financial Officer	0207 613 6000
Archi Quddus - Investor Relations	0845 276 6115

Smithfield Financial

John Antcliffe / Mark Woolfenden	020 7360 4900

An analysts' conference will be held this morning at 9.00am for 9.30am at Grocers' Hall, Princes' Street, London EC2R 8AD. A simultaneous webcast of the conference will be available to view at www.thus.net. Those wishing to participate in the webcast are recommended to visit www.thus.netat least 15 minutes before the start time to ensure they have all necessary software.

Financial Review

Overview

The results for the year ended 31 March 2001 demonstrate a strong acceleration in performance in the second half of the year as the Company's transition from a regional to a national, business focused data and telecommunications services provider began to take effect with larger scale, business contracts driving faster revenue growth and tighter control of operating costs reducing losses.

Full year sales were £233.8 million, up 8% on the previous year. Within this, second half sales grew by 25% to £129.9 million compared with the first half and by 12% year on year. Excluding the ScottishPower facilities management contract, full year sales grew 10% to £209.8 million, with second half sales up 26% to £117.1 million over the first half and up 18% year on year. Moreover, excluding sales from consumer facing operations, business service sales grew 31% to £160.1 million year on year, with second half sales up 39% to £93.0 million over the first half and by 37% year on year.

The Company's profitability for the year was, as expected, affected by our continued heavy investment in network infrastructure and service expansion with gross profit for the year falling from £89.9 million to £60.5 million. In line with this investment, EBITDA for the full year was negative £21.4 million, showing strong improvement in the second half – reducing from negative £17.3 million to negative £4.1 million.

Cash inflow from operations was £2.5 million compared with an outflow of £2.3 million in the previous year.

As this was the last year of major UK geographic expansion of the network, capital investment totalled £158.9 million, down slightly from £160.9 million in the previous year. Net debt at the year-end was £167.8 million, compared with net cash of £24.5 million last year, and gearing was 37%[1].

Segmental analysis of turnover

Data and telecoms

Data and telecoms demonstrated the fastest overall growth, with full year sales up 37% to £107.5 million accelerating in the second half to £65.6 million, a 57% improvement on the first half. Business service sales grew by 67% to £81.0 million, once again accelerating in the second half - up 76% to £51.7 million on first half performance.

The majority of the new corporate wins fell into the data and telecoms segment and the year saw strong growth from customers requiring national service. Total traffic over the network increased by 81% to 1.8 billion minutes.

Turnover from the ScottishPower facilities management contract fell 8% to £24.0 million. Revenue from consumer sales, fell 38% to £2.5 million, as a result of our reduced focus in this area.

Internet

In line with our strategy and focus on the corporate and SME markets, the Internet sales mix moved away from traditional dial up subscription and termination revenues towards more focused business oriented services, such as direct access services, virtual services, commercial web hosting, e-commerce and streaming media.

[1] Gearing is defined as net debt divided by net debt plus capital employed

Although full year Internet sales increased 2% overall to £76.1 million, sales from business oriented services increased by 60% to £27.6 million. Second half sales from business services increased 22% to £15.1 million compared with the first half and by 87% year on year. Traditional dial up subscription and termination revenues fell 16% year on year to £48.5 million.
Volume growth of SME services was strong, with leased line Internet customers up 52% year on year and commercial web hosting customers up 29%. ADSL paying customers at the year-end totalled 1,226. Demon maintained its position as the UK's largest commercial web hosting business.

Including the proportion of dial-up revenues attributable to business customers, it is estimated that 68% of full year Internet revenues were generated from business sources compared with 60% for the previous year.

Contact centre

Contact centre sales contracted during the first half and totalled £27.5 million for the full year. However, our focus on outsourced services for premium customers, coupled with our investment in new technologies led to a sales recovery in the second half, with revenue growing 10% to £14.4 million over the first half.

Interactive

As previously stated the Interactive services division performed poorly with sales falling 34% to £22.7 million compared with last year, reflecting increased competition from Internet based information sources in branded, sporting and weather based content and a less successful year in telephone supported competitions. After a rapid fall in first quarter sales, management stabilised the consecutive quarter on quarter performance but, as previously highlighted, we are proceeding with the sale of this business.

Infrastructure

Completion of the geographic expansion of our national network marks what we believe is the fastest ever provision of a national network and advanced services platform in UK telecommunications history. We have increased the fibre length of the network by 100% to 5,779 km, expanded our points of presence from 88 to 106, taking service to 20 key business centres across the country, and increased our metropolitan area networks to 15 from 8.

In addition, we have expanded our web hosting capacity to 35,000 square feet with the addition of a new facility in West London, enhanced our Internet connectivity into the London Internet Exchange and increased our Internet infrastructure and peering capacity into and across the United States of America, maintaining our Tier 1 ISP status.

New services

Over the past year we have introduced nine new services in the following areas: media streaming, WAP, ADSL, hosting, network performance monitoring, dial-up Internet access and multi-service customer premise equipment.

Significant new business

During the current year, the addition of new business from national corporates, including BSkyB, GE Capital, Scottish Provident, Intelligent Finance, Royal Bank of Scotland, Broadsystem Ventures Limited, Wincanton Logistics, Virgin Cars, Bootsphoto.com and London Electricity, has been a major contributor to growth.

During the fourth quarter, Thus was pleased to extend this success to the public sector, announcing a new 3 year contract for the provision of high speed, data network services to link three of London's premier University Colleges with the potential to interlink 100 further and higher education establishments around the capital.

Board Changes

John Maguire joined the Board as Chief Financial Officer in December 2000. John has extensive financial and international telecommunications experience gained latterly as Vice President (Finance) for Cable & Wireless Global (Japan & Asia).

Jim Reid joined the Board as Executive Director, Sales and Marketing in April 2001. He was previously with Trinity Horne Consulting, a specialist Management Consultancy practice, where he was Business Development Director.

In April 2001, Ian Russell was appointed Chief Executive of Scottish Power plc and, as a consequence, is leaving the Thus Board. Charles Berry is appointed Non-executive Chairman and David Nish, ScottishPower's Finance Director, is appointed a Non-executive Director, both with effect from 23 May 2001.

Outlook and Financing

Assuming no material change in the current economic climate, the Board remains confident that underlying growth in business services will be maintained in this financial year. Excluding the Interactive services division, revenue growth is expected to be in excess of 20% and EBITDA positive over the year as a whole. Due to increased network operating costs in quarter one, EBITDA will be negative in the first half of the current financial year, but recover strongly in the second half as the full scale and efficiency benefits of the network flow through.

Capital expenditure has now peaked and is expected to be in the region of £110 million in the current year. The Company remains fully funded well into the next financial year.

Thus plc

Group Profit and Loss Account
for the year ended 31 March 2001

	Notes	2001 £'000	2000 £'000
Turnover from continuing operations	2	**233,842**	216,903
Cost of sales		**(173,318)**	(126,994)
Gross profit from continuing operations		**60,524**	89,909
Selling and distribution		**(38,406)**	(38,894)
Administration expenses		**(80,074)**	(59,973)
Operating loss from continuing operations		**(57,956)**	(8,958)
Exceptional item			
- Loss on termination of an operation	3	**-**	(43,467)
Loss on ordinary activities before interest		**(57,956)**	(52,425)
Net interest charge		**(8,987)**	(10,688)
Loss on ordinary activities before taxation		**(66,943)**	(63,113)
Taxation on loss on ordinary activities		**292**	6,387
Loss after taxation		**(66,651)**	(56,726)
Minority interest		**1,073**	30
Loss for the financial year		**(65,578)**	(56,696)
Appropriations – non equity	5	**(2,500)**	(1,127)
Loss retained before transfer to balance with ScottishPower		**(68,078)**	(57,823)
Transfer to balance with ScottishPower		**-**	55,192
Loss retained	6	**(68,078)**	(2,631)
Loss per ordinary share (pence)		(9.79)	(9.02)
Adjusting item – exceptional item (pence)		-	6.78
Loss per ordinary share before exceptional item (pence)	4	(9.79)	(2.24)
Diluted loss per ordinary share (pence)		(9.79)	(9.02)
Adjusting item – exceptional item (pence)		-	6.78
Diluted loss per ordinary share before exceptional item (pence)	4	(9.79)	(2.24)

Thus plc

Statement of Total Recognised Gains and Losses for the year ended 31 March 2001

	Note	2001 £'000	2000 £'000
Loss for the financial year		**(65,578)**	(56,696)
Currency translation differences on overseas net assets	6	**394**	13
Total recognised losses for the financial year		**(65,184)**	(56,683)

Reconciliation of Movements in Shareholders' Funds for the year ended 31 March 2001

		2001 £'000	2000 £'000
Loss for the financial year		**(65,578)**	(56,696)
Appropriations – non equity	5	**(2,500)**	(1,127)
Loss retained		**(68,078)**	(57,823)
Currency translation differences on overseas net assets	6	**394**	13
Transfer from ScottishPower loan account		**-**	55,192
Reversal of appropriations – non equity	5	**2,500**	1,127
Share capital issued		**-**	334,937
Net movement in shareholders' funds		**(65,184)**	333,446
Opening shareholders' funds		**348,148**	14,702
Closing shareholders' funds		**282,964**	348,148

Analysis of Consolidated Loss for the year ended 31 March 2001

	2001 £'000	2000 £'000
Pre merger period to 30 September 1999		
Company (from date of incorporation)	**-**	-
Businesses acquired by the Company on 30 September 1999	**-**	(55,192)
Subsidiaries	**-**	109
	-	(55,083)
Post merger period to 31 March 2001		
Company	**(64,832)**	(1,697)
Subsidiaries	**(746)**	84
	(65,578)	(1,613)
Total	**(65,578)**	(56,696)

Thus plc

Group Balance Sheet
as at 31 March 2001

	Note	2001 £'000	2000 £'000
Fixed assets			
Intangible assets		**486**	1,654
Tangible assets		**467,500**	346,837
Investments		**24,250**	-
		492,236	348,491
Current assets			
Stocks		**10,741**	8,680
Debtors:			
- Other debtors		**92,480**	74,736
- Funds deposited with ScottishPower		**17,550**	29,533
		110,030	104,269
Cash at bank and in hand		**3,484**	1,524
Total current assets		**124,255**	114,473
Creditors: amounts falling due within one year			
Other creditors		**(145,798)**	(107,751)
Loans and other borrowings		**(3,900)**	(2,153)
Total creditors falling due within one year		**(149,698)**	(109,904)
Net current (liabilities) / assets		**(25,443)**	4,569
Total assets less current liabilities		**466,793**	353,060
Creditors: amounts falling due after more than one year			
Loans and other borrowings:			
- ScottishPower loan account		**(180,600)**	-
- Loans and other borrowings		**(4,306)**	(4,402)
Total creditors falling due after more than one year		**(184,906)**	(4,402)
Provisions for liabilities and charges		**(195)**	(680)
Deferred income		**(13)**	(42)
Net assets		**281,679**	347,936
Capital and reserves			
Called-up share capital	6	**42,637**	42,637
Share premium	6	**307,933**	307,933
Profit and loss account	6	**(67,606)**	(2,422)
Shareholders' funds	6	**282,964**	348,148
Equity minority interest		**(1,285)**	(212)
Capital employed		**281,679**	347,936
Equity Shareholders' funds		**254,337**	322,021
Non equity Shareholders' funds		**28,627**	26,127
Total Shareholders' funds		**282,964**	348,148

Group Cash Flow Statement
for the year ended 31 March 2001

	Notes	2001 £'000	2000 £'000
Net cash inflow / (outflow) from continuing operating activities	8	**2,468**	(2,331)
Returns on investments and servicing of finance	7(a)	**(8,373)**	(10,357)
Taxation – group relief received		**6,597**	6,225
Free cash flow		**692**	(6,463)
Capital expenditure and financial investment	7(b)	**(191,966)**	(124,481)
Cash flow before acquisitions		**(191,274)**	(130,944)
Acquisitions	7(c)	**(1,000)**	(1,000)
Cash flow before management of liquid resources		**(192,274)**	(131,944)
Management of liquid resources	7(d)	**11,983**	(29,533)
Cash outflow before financing		**(180,291)**	(161,477)
Financing	7(e)	**182,563**	163,420
Increase in cash in the year	10	**2,272**	1,943

Free cash flow represents cash flow from continuing operating activities after adjusting for returns on investments and servicing of finance and taxation.

Reconciliation of Net Cash Flow to Movement in Net (Debt) / Funds
for the year ended 31 March 2001

	Notes	2001 £'000	2000 £'000
Increase in cash in the year	10	**2,272**	1,943
Cash (inflow) / outflow from (increase) / reduction in debt	10	**(182,563)**	171,517
Cash (inflow) / outflow from (decrease) / increase in liquid resources	10	**(11,983)**	29,533
Change in net (debt) / funds resulting from cash flows	10	**(192,274)**	202,993
Other non-cash movements		**-**	55,192
Movement in net (debt) / funds in the year		**(192,274)**	258,185
Net funds / (debt) at beginning of the year	10	**24,502**	(233,683)
Net (debt) / funds at end of the year	10	**(167,772)**	24,502

Thus plc

Notes to the Preliminary Statement for the year ended 31 March 2001

1 Basis of preparation

The financial information included within this Preliminary Statement has been prepared on the basis of accounting policies consistent with those set out in the Annual Report and Accounts for the year ended 31 March 2000.

The information shown for the years ended 31 March 2001 and 31 March 2000 does not constitute statutory Accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the full Accounts for the year ended 31 March 2001. The report of the auditors on those Accounts was unqualified and did not contain a statement under either Section 237 (2) or Section 237 (3) of the Companies Act 1985. The Accounts for the year ended 31 March 2001 will be delivered to the Registrar of Companies in due course.

The financial information on pages 6 to 13 was approved by the Board on 30 April 2001.

2 Segmental reporting

Turnover has been analysed below between Internet services, interactive services, data & telecom services, and contact centre services. The Directors consider these to be the same class of business and accordingly no segmental analysis of operating loss or net assets has been given.

	2001 £'000	2000 £'000
Turnover analysis		
Internet services	**76,103**	74,866
Interactive services	**22,734**	34,233
Data & telecom services	**107,486**	78,664
Contact centre services	**27,519**	29,140
	233,842	216,903
Turnover by origin		
United Kingdom	**228,590**	212,419
Europe	**5,252**	4,484
	233,842	216,903
Turnover by destination		
United Kingdom	**227,795**	211,609
Europe	**6,047**	5,294
	233,842	216,903

3 Exceptional item

The exceptional charge, that arose in the six months to September 1999, of £43,467,000, related to the costs arising as a result of the Company's decision to withdraw from the use of fixed radio access technology, including a provision for impairment of assets of £40,467,000.

Thus plc

Notes to the Preliminary Statement for the year ended 31 March 2001

4 Loss per ordinary share

(a) Loss per ordinary share has been calculated in accordance with FRS 14 "Earnings per Share" for both years by dividing the loss for the financial year, after non equity appropriations, by the weighted average number of ordinary shares in issue during the financial year, based on the following information:-

	2001 £'000	2000 £'000
Loss for the financial year after non equity appropriations	**(68,078)**	(57,823)
Basic weighted average share capital (number of shares, thousands)	**695,353**	640,951
Diluted weighted average share capital (number of shares, thousands)	**695,353**	640,951

The basic weighted average share capital excludes shares held by the Company under Trust in connection with the Employee Share Schemes. The impact of the share options is antidilutive and has therefore been excluded from the calculation of diluted weighted average share capital.

(b) The calculation of loss per ordinary share, on a basis which excludes the exceptional item, is based on the following adjusted losses:-

		2001 £'000	2000 £'000
Loss for the financial year after non equity appropriations		**(68,078)**	(57,823)
Adjusting item – exceptional item	**3**	**-**	43,467
Adjusted loss		**(68,078)**	(14,356)

Adjusted loss per ordinary share has been presented in addition to loss per ordinary share calculated in accordance with FRS 14 in order that more meaningful comparisons of financial performance can be made.

5 Appropriations – non equity

	Note	**2001 £'000**	2000 £'000
Appropriations:-			
Cumulative participating non redeemable preference shares 10% Cumulative preferential appropriation	**6**	**2,500**	1,127

In accordance with the provisions of FRS 4 "Capital Instruments", the cumulative participating non redeemable preference shares have been classified as non equity and the Company has therefore, appropriated through the profit and loss account an amount equal to the preference share dividends for the year. As the Company did not have sufficient distributable reserves in order to pay such preference share dividends, the amount was credited back in the profit and loss account reserve. This amount has been included in the balance of non equity interests on the face of the Balance Sheet.

Notes to the Preliminary Statement for the year ended 31 March 2001

6 Analysis of movements in shareholders' funds

	Note	Number of Shares 000's	Share capital £'000	Share premium £'000	Profit and loss account £'000	Total £'000
At 1 April 2000		730,484	42,637	307,933	(2,422)	348,148
Retained loss for the year		-	-	-	(68,078)	(68,078)
Reversal of appropriation of Preference share dividends	5	-	-	-	2,500	2,500
Currency translation differences on overseas net assets		-	-	-	394	394
At 31 March 2001		**730,484**	**42,637**	**307,933**	**(67,606)**	**282,964**

7 Analysis of cash flows

		Notes	2001 £'000	2000 £'000
(a)	**Returns on investments and servicing of finance**			
	Interest received		**394**	1,385
	Interest paid		**(8,366)**	(11,130)
	Interest element of finance lease rental payments		**(401)**	(612)
	Net cash outflow for returns on investments and servicing of finance		**(8,373)**	(10,357)
(b)	**Capital expenditure and financial investment**			
	Purchase of tangible and intangible fixed assets		**(170,176)**	(129,463)
	Purchase of fixed asset investments		**(24,250)**	-
	Sale of tangible fixed assets		**2,460**	4,982
	Net cash outflow for capital expenditure and financial investment		**(191,966)**	(124,481)
(c)	**Acquisitions**			
	Acquisitions	9	**(1,000)**	(1,000)
	Net cash outflow from acquisitions		**(1,000)**	(1,000)
(d)	**Management of liquid resources ***			
	Funds deposited with ScottishPower		**11,983**	(29,533)
	Net cash inflow / (outflow) from management of liquid resources		**11,983**	(29,533)

*Liquid resources comprise funds on deposit with ScottishPower which are repayable on demand.

		Notes	2001 £'000	2000 £'000
(e)	**Financing**			
	Issue of ordinary share capital		-	327,000
	Expenses paid in connection with issue of ordinary share capital		-	(17,063)
	Issue of preference share capital		-	25,000
			-	334,937
	ScottishPower loan account	10	**180,600**	(169,828)
	Loan notes	10	**2,175**	385
	Capital element of finance lease rental payments	10	**(212)**	(2,074)
	Increase / (reduction) of debt	10	**182,563**	(171,517)
	Net cash inflow from financing		**182,563**	163,420

Notes to the Preliminary Statement for the year ended 31 March 2001

8 Reconciliation of operating loss to net cash inflow / (outflow) from continuing operating activities

	2001 **£'000**	2000 £'000
Operating loss	**(57,956)**	(8,958)
Depreciation of tangible fixed assets	**35,359**	21,968
Amortisation of intangible fixed assets	**1,182**	1,247
Loss on disposal of tangible fixed assets	**438**	71
Release of government grant deferred income	**(29)**	(29)
Movements in provisions for liabilities and charges	**(485)**	(781)
(Increase) / decrease in stocks	**(2,061)**	793
Increase in debtors	**(23,960)**	(17,520)
Increase in creditors	**49,980**	878
Net cash inflow / (outflow) from continuing operating activities	**2,468**	(2,331)

In the prior year the operating cash flow included an outflow of £4,043,000 which related to one off costs for year 2000 compliance.

9 Analysis of cash flows in respect of acquisitions

	Note	**2001** **£'000**	2000 £'000
Deferred consideration	**7(c)**	**(1,000)**	(1,000)

There were no acquisitions in any of these periods.

10 Analysis of net (debt) / funds

	At 1 April 2000 £'000	**Cashflow £'000**	**At 31 March 2001 £'000**
Cash at bank and in hand	1,524	1,960	**3,484**
Overdrafts	(556)	312	**(244)**
	968	2,272	**3,240**
Loan notes - due within one year	(1,385)	(2,175)	**(3,560)**
ScottishPower loan account – due after one year	-	(180,600)	**(180,600)**
Finance leases	(4,614)	212	**(4,402)**
	(5,999)	(182,563)	**(188,562)**
Funds deposited with ScottishPower	29,533	(11,983)	**17,550**
Total	24,502	(192,274)	**(167,772)**

RNS 30th May 2001
THUS PLC APPLE PICKS DEMON

RNS Number:3965E Thus PLC 30 May 2001

30 May 2001

APPLE PICKS DEMON FOR EXCLUSIVE ISP DEAL

strategic alliance guarantees Apple customers' access to award-winning Internet services

Apple and Thus have announced a multi-year alliance, which will make Thus' Demon Internet brand the exclusive ISP in Apple's Internet Setup Software included with all Apple Macintosh computers sold in the U.K.

The strategic alliance means that Apple's customer base will have access to Demon's dial-up service when they buy a new Mac or update to a new version of the Mac OS operating system and access the Internet from their desktops. When they first set up their machines for Internet use UK Mac users will also be offered 30 days of dial-up access free of charge from Demon. The Internet account will provide speeds of up to 56k for modem users or 64k for ISDN users, as well as 24x7 support. After the 30 days, users can pay the standard charge of £11.75 or upgrade to a Premier Connect Plus for an additional £8.24. Existing Mac customers can also register for the Demon service immediately by visiting www.apple.com/uk/demon.

The agreement will increase Demon's subscriber base and open up opportunities in the SME business, media, design and education spaces, where Apple already has a strong client base. Services include leased lines and ISDN, as well as its Web development packages, e-commerce products and hosting facilities. ADSL for Mac via ethernet is also available now. Demon's Web streaming services will also support Apple's QuickTime streaming technology, allowing customers to host audio and video content on their Web site.

"With the launch of the iMac and subsequent products, Apple has redefined Internet computing through speed, style and simplicity. To complement this, we want our customers to have access to the best ISP services," said Pascal Cagni, vice-president and general manager, Apple Europe. "Today, we are announcing our first ISP alliance in Europe who will work with us to further enhance our customers' Internet experience."

"Apple is one of the strongest brands in the IT market. Its products epitomise style and ease-of-use, giving them universal appeal," said Bill Allan, chief executive at Thus. "There is a strong synergy between the Apple and Demon brands - both are recognised as innovators in their fields. Teaming up with Demon will allow Apple's UK customers to get the most from their Macs, whether for personal Web browsing or running their businesses."

Press contacts - Thus:

For further press information or photography, please contact:

Deborah Rodger or Lucy Robb, Thus Press Office:

Tel: + 44 (0) 141 566 3167 Fax: + 44 (0) 141 566 3035

Email: deborah.rodger@thus.net lucy.robb@thus.net

Mark Woolfenden, Smithfield Financial

Tel: + 44 (0) 20 7360 4900

Press contacts - Apple:

For further press information or photography, please contact:

David Millar

Public Relations Manager, Apple UK

Tel: 020 8218 1486

millar.d@euro.apple.com

Apple Team

Bite Communications

Tel: 020 8741 1123

apple@bitecomm.co.uk

Notes to editors

About Thus

Thus plc is one of the UK's leading providers of voice, data, Internet and call centre services. The company offers businesses throughout the UK a full range of communication solutions which can be integrated, or bespoke, to suit individual customers' needs.

Thus offers a wide range of data and telecommunication services, primarily to the UK business market. Customers can take advantage of its comprehensive national network, advanced data and service strategy, and leading quality of service. Thus's National Network is one of the most technologically advanced networks in the UK and has recently been extended to more than 5,779km.

The company offers a variety of Internet services, mainly under the Demon brand, in the UK and in the Netherlands. It is one of the UK's largest Internet Service Providers (ISPs), serving both the residential and business markets.

Thus is also a leading provider in the call centre services market, delivering tailored solutions that enable businesses to maximise their customer relationship management and profitability. The company's portfolio of call centre clients, including Compaq, Microsoft, Toyota and the US Embassy, illustrates its reputation for providing quality, specialist call centre solutions.

Thus has won a number of awards that illustrate its commitment to providing excellent levels of customer service and technology to customers, including:

* 'Best Overall ISP', in The Net Magazine, June 2001, ISP survey

* voted 'Best ISP on the Planet' in the December 2000 survey by Internet Magazine

* Blauw Research has found Demon NL to be the best valued provider in the Netherlands

* topped a recent J.D. Power and Associates UK ISP customer satisfaction study

* most popular ISP amongst medium sized businesses in a recent Oftel SME survey

About Apple

Apple ignited the personal computer revolution in the 1970s with the Apple II and reinvented the personal computer in the 1980s with the Macintosh. Apple is committed to bringing the best personal computing experience to students, educators, creative professionals and consumers around the world through its innovative hardware, software and Internet offerings.

RNS 30th May 2001
THUS PLC DIRECTOR SHAREHOLDING

RNS Number:4192E Thus PLC 30 May 2001

30 May 2001

Thus plc
Directors' dealings in shares

On 30 May 2001, Charles Berry, Non-Executive Chairman of Thus plc purchased 9,000 ordinary shares of the company at a price of 63p per share. Following the purchase, the interests of Charles Berry in the share capital of the company, all of which are beneficial, comprise a total holding of 10,000 ordinary shares.

Enquiries:

Thus plc

Deborah Rodger 0141 566 3167
Head of Corporate Communications

Smithfield Financial
Mark Woolfenden 0207 360 4900

A-5

02 FEB 25 AM 8:25

RNS 6th June 2001
THUS PLC DIRECTOR SHAREHOLDING

RNS Number:8152E Thus PLC 6 June 2001

THUS PLC

6 June 2001

Thus plc
Directors' dealings in shares

On 5 June 2001, the Board of Thus plc, under the Thus Discretionary Share Option Scheme (2000), granted options to acquire 500,000 ordinary shares in Thus plc at an exercise price of 60 pence per share to Jim Reid, the Company's Executive Director, Sales and Marketing who was appointed to the Board of the Company on 2 April 2001. The options are exercisable during the period from June 2004 to June 2011.

The options are exercisable subject to the performance criteria and other conditions specified in the Scheme rules being satisfied and represent the total number of shares over which Jim Reid holds options under the Scheme following this notification.

Enquiries:

Thus plc
Deborah Rodger 0141 566 3167

Smithfield Financial
Mark Woolfenden 0207 360 4900

A-6

RNS 6th July 2001
THUS PLC NOTICE OF RESULTS

RNS Number:5307G Thus PLC 6 July 2001

6 July 2001

THUS PLC

Thus plc announced today that in light of recent share price volatility the Company intends to bring forward the date of its quarter one financial results to coincide with its Annual General Meeting to be held on the 11th July 2001. This will allow the Company to give investors an early update on the current trading position and the Company's confidence in its future trading prospects.

For Further Information:

John Maguire	Chief Financial Officer	020 7613 6000
Ian Hood	Investor Relations	07970 766 169
John Antcliffe	Smithfield Financial	020 7360 4900
Mark Woolfenden		

A-7

RNS 11th July 2001
THUS PLC 1ST QUARTER RESULTS

RNS Number:7132G Thus PLC 11 July 2001

11 JULY 2001

THUS PLC
SUMMARY RESULTS AND TRADING UPDATE
QUARTER ENDED 30 JUNE 2001

Highlights

- First quarter turnover up 32.4% year on year to £67.0 million
- First quarter core business services revenue up 56.4% year on year to £ 51.3 million - data and telecoms and Internet element up 73.9%
- EBITDA negative £2.4 million compared to negative £8.7 million in first quarter last year - on track for positive EBITDA in second half

Commenting on the results, William Allan, Chief Executive said:

"The first quarter of each year is traditionally our toughest quarter with a seasonal decline in revenue from ScottishPower and our Scottish corporate customers. Excluding the ScottishPower contract, this year we have reversed that decline through strong underlying growth from business sales to major corporate and small and medium sized enterprise customers. Though market conditions remain difficult in the sector, our focus on quality service is now reaping rewards resulting in improved revenue and EBITDA performance, compared to last year, and a stronger order book for the year ahead.

"In addition to a number of new customers, details of which will be announced over the coming weeks, we have expanded contracts with BBC, Torex, Royal Bank of Scotland and London Electricity. Our future prospects with Demon have also been significantly enhanced by our agreement with Apple to be their exclusive Internet service provider for the UK market.

"As we said at the time of our preliminary results, our concentration has moved from building infrastructure to exploiting the assets we have available through highly focussed sales and marketing activity. This approach is now producing results. The deal flow and improved order book in the business gives the Board confidence that the Company will continue to deliver on its strategy and meet expectations for the full year."

Financial Review

Overview

The Company has previously referred to the seasonality of certain parts of the business, particularly the ScottishPower Facilities Management (SP FM) contract and certain Scottish public sector business, especially in the first quarter of the financial year.

Total revenues for the current quarter were 32.4% higher than the corresponding quarter in the last financial year (35.4% excluding the SP FM contract). This compares to growth last quarter of 13.1% on the corresponding quarter in 2000 (18.9% excluding the SP FM contract).

The Company's strategy to focus on sales to corporate and SME customers resulted in year on year growth in core business services of 56.4% in the first quarter to £51.3 million and an increasingly strong order book for the remainder of the year.

Capital expenditure for the quarter was £10.7 million. This was lower than expected after the identification of non-essential expenditure originally proposed for the year. Full year capital expenditure is now not expected to exceed £100 million.

EBITDA was negative £2.4 million for the first quarter. The temporary transition to negative EBITDA was highlighted at the time of our preliminary results and is associated with the costs of parallel running of two networks as traffic is transitioned from capacity sharing agreements with other carriers to our own network.

Selling, general and administration costs, excluding depreciation, decreased by 16.4% to £23.5 million, compared to the same period last year, or 4.5% down on the last quarter, maintaining the trend showing good control of operating costs.

Segmental analysis of turnover

Data and telecoms

Data and telecoms, excluding the SP FM contract, grew by 4.3% from £30.3 million to £31.6 million on the previous quarter and by 127.3% on quarter one last year. Within this sector business service sales now account for 98.4% of all sales.

Turnover from the SP FM contract at £4.6 million was stable compared to the corresponding period last year.

Internet

Revenues for the quarter totalled £18.5 million. Within the total core business services Internet revenues grew by 14.3% to £8.0 million on the previous quarter and 33.3% on the corresponding period last year.

As expected ingress revenues fell by 3.7% on the previous quarter and by 20.0% on the corresponding period last year.

Interactive

Interactive services revenues grew 9.6% to £5.7 million on the previous quarter, down slightly from £5.8 million compared to the corresponding period last year. Negotiations for the disposal of the Interactive services division continue and the Company expects to make an announcement prior to the release of Interim results.

Contact centre

Revenue from contact centres fell by 7.0% to £6.6 million on the previous quarter reflecting a contraction in our customers' own activity and the Company's focus on the premium end of this market where we believe margins can be maintained.

Outlook

Assuming no material change in the current economic climate, the Board remains confident that underlying growth in business services will be maintained this financial year and, excluding the Interactive services division, revenue growth for the full year is expected to be in excess of 20% and EBITDA positive over the year as a whole.

The Company remains fully funded into the second half of the next calendar year and, as stated at the full year results, we will make clear the future capital structure for the business before the close of this financial year.

As stated in our Annual Report, EBITDA will be negative in the first half of the current financial year due to increased network operating costs, but is expected to recover in the second half as the full scale and efficiency benefits of the network flow through.

For further information:

Thus plc

William Allan - Chief Executive 020 7613 6000
John Maguire - Chief Financial Officer 020 7613 6000
Ian Hood - Investor Relations 07970 766 169

Smithfield Financial

John Antcliffe 07785 391060 Mark Woolfenden 020 7360 4900

A-8

02 FEB 25 AM 8:25

RNS 11th July 2001
THUS PLC FTHR RE AGM

RNS Number:7422G Thus PLC 11 July 2001

11 July 2001

RESULT OF AGM

Thus plc confirms that all resolutions proposed at the Annual General Meeting held today, 11 July 2001, were duly passed by shareholders, including the item of special business relating to the adoption of new Articles of Association.

For further information:

Thus plc

William Allan - Chief Executive 020 7613 6000
John Maguire - Chief Financial Officer 020 7613 6000
Ian Hood - Investor Relations 07970 766 169

Smithfield Financial

John Antcliffe 07785 391060
Mark Woolfenden 020 7360 4900

A-9

RNS 12th July 2001
THUS PLC DIRECTOR SHAREHOLDING

RNS Number:8261G Thus PLC 12 July 2001

12 July 2001

Thus plc
Directors' dealings in shares

Bill Allan, Chief Executive of Thus plc today purchased 5,000 ordinary shares of the company at a price of 36p per share. His total holding in Thus plc is now 59,608 shares all of which is beneficial.

For Further Information:

Thus plc
Ian Hood 07970 766 169

Smithfield Financial
Mark Woolfenden 020 7360 4900

A-10

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Company	Thus PLC
TIDM	THUS
Headline	Director Shareholding
Released	14:11 29 Aug 2001
RNS Number	1569J

29 August 2001

Thus plc

Directors' dealings in shares

On 29 August 2001, Roy Brown, Non– executive Director of Thus plc, purchased 4,500 ordinary shares of the company at a price of 43.75p per share. This beneficial interest represents Roy Brown's total holding in the share capital of the company.

For Further Information:

Smithfield Financial

Mark Woolfenden 020 7360 4900

Company website

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A-11

Company	Thus PLC
TIDM	THUS
Headline	Re: Contract
Released	12:51 24 Oct 2001
RNS Number	0825M

For Immediate Release 24 October 2001

THUS TO PROVIDE BROADBAND LINKS FOR INNOVATIVE PAN-LONDON EDUCATION NETWORK

London Grid for Learning awards contract for managed high-speed infrastructure

THUS plc, one of the UK's leading providers of voice, data, Internet and contact centre services, has won a contract to provide a range of broadband core and access circuits for the London Grid for Learning (LGfL) – the London arm of the UK Government's National Grid for Learning initiative to provide Internet access to schools.

THUS plc is part of a major consortium that will provide access to up to 2,700 schools in the 33 Local Education Authorities (LEAs) that make up the LGfL. Access speeds for schools will be between 2Mbps and 100Mbps across a 10Gbps Metropolitan Area Network (MAN), facilitating collaborative working and interactive teaching across the network.

Bill Allan, Chief Executive of THUS plc said, "We have recently completed the roll-out of our UK wide state-of-the-art fibre-optic network and we are delighted that LGfL is able to take advantage of this robust and resilient infrastructure. Providing high-speed Internet links to schools is key to the aim of the Government's 'Broadband Britain' initiative and this project will place London at the forefront of the world's learning networks. THUS is delighted with the opportunity to be working with the consortium to achieve this goal, continuing our close links with London's educational community."

THUS is working with the constortium to deliver the service, as part of a multi-million pound, three-year contract. Not only is THUS providing physical links to schools from the LGfL core and LEA network locations, but also circuits linking LEAs into the two central LGfL core nodes.

These two core nodes are themselves linked by 10Gbps circuits from THUS, which is also providing hosting at Park Royal and links to the LINX Internet exchange and the SuperJANET4 UK academic network for education and research through gigabit circuits and providing 155Mbps links to Europe and the US.

The network – comprising 19.2Gbps in the core between the two core nodes, each configured to 160Gbps switching capacity - will be fully resilient with no single point of failure. The highest levels of security will be delivered through advanced virtual networking, firewalls, content control and virus protection, including secure remote access to enable teachers and LEA users to access their IT systems remotely.

Scheduled to be operational with the first 500 schools connected at broadband speed by March 2002 , the network is anticipated to be one of the largest Education Grids for Learning in the world. By collaborating in this way, the LEAs will have access to substantially cheaper connections to the Internet for schools, higher-capacity links for learning such as videoconferencing, higher quality teaching materials and training materials for school staff, access to education outside school hours and access to resources that better meet the needs of London's diverse population, including minority or dispersed communities.

Brian Durrant, Chief Executive of LGfL said: "The realisation of capital-wide Grid for Learning is an unprecedented collaborative achievement by the 33 LEAs. By working together to provide high-speed Internet links for the capital's schools, they have achieved a much more powerful network plus massive savings through economies of scale."

-ends-

For Further Information:

Ian Hood	THUS	07970 766169
Mark Woolfenden	Smithfield Financial	020 7360 4900

Note to Editors

About THUS

THUS plc is one of the UK's leading providers of voice, data, Internet and call centre services. The company offers businesses throughout the UK a full range of communication solutions that can be integrated, or bespoke, to suit individual customers' needs.

THUS offers a wide range of data and telecommunication services, primarily to the UK business market. Customers can take advantage of its comprehensive national network, advanced data and service strategy, and leading quality of service. THUS's National

Network is one of the most technologically advanced networks in the UK and has recently been extended to more than 5,779km.

The company offers a variety of Internet services, mainly under the Demon brand, in the UK and in the Netherlands. It is one of the UK's largest Internet Service Providers (ISPs), serving primarily business and professional customers.

THUS is also a leading provider in the call centre services market, delivering tailored solutions that enable businesses to maximise their customer relationship management and profitability. The company's portfolio of call centre clients, including Compaq, Microsoft and the US Embassy, illustrates its reputation for providing quality, specialist call centre solutions.

THUS has won a number of awards that illustrate its commitment to providing excellent levels of customer service and technology to customers, including:

- **Best ISP Award – June 2001**
- **Best Overall ISP – June 2001**
- **Best ISP on the Planet – June 2001**
- **Demon: Rated the most popular ISP amongst medium sized enterprises – December 2001**
- **Best Quality Provider – July 2001**
- **Consumentengids Award – July 2001**

About LGfL

The London Grid for Learning Trust has been established by the 33 London Local Education Authorities to foster and project manage the establishment and development of a pan-London broadband learning grid which will connect and serve all London schools.

The project aims to connect 2,700 schools and the 33 LEAs to the Internet and to one another. LGfL is the London part of the Government's National Grid for Learning, whose goal is to provide Internet access to schools as part of the Government's guarantee to have Internet access for every pupil in every school in Britain.

Company website

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Company Thus PLC
TIDM THUS
Headline Disposal
Released 07:00 26 Oct 2001
RNS Number 1832M

For Immediate Release 26 October 2001

THUS Plc ("THUS")

THUS completes sale of Interactive Division assets

THUS plc today announced that it has reached agreement with iTouch plc, a leading international provider of value-added mobile technology services, for the sale of the business and assets of the Branded and Media Sales activities of its Interactive, Media and Content Division for £3.5 million in cash.

Included in the sale is the transfer of the Interactive Division's Branded Services operations, comprising principally of information and content based interactive services including its ClubCall, RaceCall, WeatherCall, TeleShare and associated brands. The media sales team has also been acquired by iTouch as part of the sale.

In addition, THUS and iTouch have entered into a joint sales and marketing agreement, working together on a range of sales and marketing initiatives in the future, ensuring that customers of THUS gain access to the wide range of iTouch on-demand mobile information services.

As part of the sale, THUS has also entered into an agreement with iTouch for the disposal of one of its central London offices, assigning the remaining 14 years lease on the property to iTouch.

Commenting on the announcement, Bill Allan, Chief Executive said:

"As specialists in the provision of information services, iTouch are extremely well placed to drive the Branded and Media Sales business forward and we look forward to continuing to work with them on a range of sales and marketing initiatives."

"The sale of the majority of the interactive division's operations reflects our commitment to focus on our core business of Internet, Data and Telecoms service provision to business customers and assignment of the lease on the London office, now surplus to requirements, provides us with significant annual savings."

For Further Information:

Ian Hood THUS 07785 391060

John Antcliffe/ Smithfield Financial 020 7360 4900

Mark Woolfenden

Company website

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Company	Thus PLC
TIDM	THUS
Headline	Interim Results
Released	07:00 5 Nov 2001
RNS Number	5924M

5 November 2001

THUS PLC

INTERIM RESULTS

SIX MONTHS ENDED 30 SEPTEMBER 2001

THUS continues to deliver

Highlights

- Turnover of £140.8 million, up 36% year on year and 10% quarter one on quarter two.
- Core business service revenues lead growth, up 62% year on year and 12% quarter one on quarter two.
- Strong EBITDA improvement to negative £1.8 million for the first half, up from negative £17.3 million in the first half of the previous financial year. Second quarter EBITDA positive at £0.6 million.
- Consumer focussed Branded and Media Sales divisions sold to iTouch plc (announced 26 October).
- Major new contracts with BT Ignite, Amserve and the London Grid for Learning.
- Demon again voted 'Best ISP' and 'Best Overall ISP'.

Commenting on the results, William Allan, Chief Executive said:

"THUS continues to deliver on its promises. The first half of this financial year was marked by strong growth generated by our core business services where revenues increased by 62% on the corresponding period in the last financial year. Our strategy, outlined at the time of flotation, to focus on delivering high quality reliable services to corporate and small-to-medium enterprise (SME) customers, is delivering results. Overall turnover grew to £140.8 million, up 36% on the corresponding period in the last financial year.

"During the year, we have successfully managed our transition from UK-wide geographic expansion to a more sharply focused sales and marketing led business. Our advanced services, network coverage and quality is yielding significant benefits to both top and bottom line performance. Over the past six months our EBITDA loss has improved over the prior year by 90%, including a positive EBITDA for the second quarter of this year.

"With our core network complete, we have enhanced our sales and marketing and service development capabilities, winning new customers nationwide and strengthening our relationships with increased sales to many of our existing customers.

"Significant new contracts include a contract with BT Ignite to provide UK-wide voice and data services, an agreement with Amserve to provide the service and technology platform behind the next version of Amstrad's e-m@iler all-in-one personal communication centre and an agreement to provide up to 2,700 schools with broadband access as part of the London Grid for Learning project. In addition, we have developed a new co-operative business relationship with Sento Corporation, a US provider of contact centre solutions, which has already resulted in a contract to serve the European customer base of a major manufacturer of PC security software.

"Our focus on new revenue has been complemented by a corresponding control on costs and rationalisation of activities. We have largely completed the disposal of non-core activities including the sale of our Branded and Media Sales businesses to iTouch plc on 26 October and the cessation of a residential telephone service in Scotland with effect from 30 November 2001. These disposals allow us to concentrate management attention on our key products and services and on delivering additional efficiency throughout the business as already evidenced by the continued reduction in selling, distribution and administration expenses, excluding depreciation, as a percentage of revenue.

"Throughout this period of change we continued to deliver industry leading service, a key differentiator for THUS. Our Demon brand was again recognised as 'Best ISP' and 'Best Overall ISP' by PC Pro and The Net magazine, respectively.

"We have previously advised shareholders of our intention to seek additional funds to see the Company through to an expected cash flow positive position in 2004/5. Additional synergies identified in the integration of the three core business units coupled with more efficient use and management of the national network and the re-phasing of capital projects not directly tied to revenue generation, has reduced the Company's funding requirement to lower than previously forecast.

"From our existing £320 million facility from ScottishPower the Company remains fully funded well into the second half of the next financial year. ScottishPower continues to believe in the strategy and is pleased with the Company's continued success in delivering against its business plan. Discussions are ongoing to introduce third party funding into the Company to bridge the gap to "cash flow positive" and, as previously indicated, we expect to announce this arrangement to the market by the end of the Company's current financial year.

"These are strong results produced during a particularly difficult trading period. Nevertheless, during

this period we have continued to add strength to our Company and maintain our focus on our customers and our strategy to maintain our quality position in the UK telecommunication and Internet markets, which is a tribute to the strength of our management team and the high quality of our staff. We have the right products and services now delivered to a national market. We are increasingly well positioned to continue our strong growth trajectory in the current market and take immediate advantage of any improvement in market conditions in the year ahead."

For further information please contact:

Thus plc	
John Maguire, Chief Financial Officer	0141 567 1234
Archi Quddus, Investor Relations	020 7763 3123
Ian Hood, Director of Corporate Communications	07970 766 169
Smithfield Financial	
John Antcliffe / Mark Woolfenden	020 7360 4900

An analysts' conference will be held this morning at 9.00am for 9.30am at Grocers' Hall, Princes' Street, London EC2R 8AD. A simultaneous webcast of the conference will be available to view at www.thus.net. Those wishing to participate in the webcast are recommended to visit www.thus.net at least 15 minutes before the start time to ensure they have all necessary software.

Financial and Operating Review

Overview

The results for the six months ended 30 September 2001 demonstrate both faster revenue growth driven by business contracts from new and existing customers and the tightening of operating costs to reduce losses.

First half sales were £140.8 million, up 36% on the first half of the previous year. Within this, second quarter sales grew by 10% to £73.8 million compared with the first quarter and by 38% year on year. Excluding the ScottishPower Facilities Management (SP FM) contract, first half sales grew 41% to £131.0 million, with second quarter sales up 47% year on year.

In line with the Company strategy to focus on Corporate Sales and SME customers, core business revenues for the first half were up 62% year on year to £108.7 million. Turnover for the second quarter was up 12% on the previous quarter and 67% year on year to £57.4 million.

Capital expenditure has declined significantly with the majority focused on customer connections and the completion of the remaining sections of the metropolitan area networks. First half capital expenditure was £37.6 million, 50% below the corresponding figure in the previous year. It is expected that capital expenditure for the full year will not exceed £80.0 million.

The Company delivered positive EBITDA of £0.6 million in the second quarter compared to negative £2.4 million in the first quarter. This was accomplished despite additional costs of running two parallel networks until full traffic migration onto THUS's network is completed in the second half of the financial year. First half EBITDA was negative £1.8 million, representing a 90% year on year improvement.

Selling, distribution and administration expenses, excluding depreciation, for the second quarter were £25.2 million, representing 34% of revenue.

Segmental analysis of turnover

Data and telecoms

Data and telecoms turnover for the second quarter, excluding the SP FM contract, increased by 16% on quarter one to £36.7 million. Turnover for the first half increased 122% year on year to £68.3 million. The number of directly switched business lines grew by 11% over the previous quarter and 27% year on year.

Second quarter turnover from the SP FM contract was up 13% on the previous quarter but at £5.2 million was down 21% year on year. First half turnover was down 12% on the previous year at £9.8 million.

Internet

Total Internet revenues for the half year grew by 2% year on year to £38.0 million with second quarter sales growing by 9% year on year to £19.5 million and by 5% quarter on quarter. Overall growth has been affected by the expected decrease in ingress receipts, which is now stable and is expected to increase in quarter three, and a decline in the dial up subscriber base, both of which impact on revenues primarily associated with the non-core residential user base. An expected reversal in decline of the Demon dial up subscriber base, as a result of an alliance with Apple announced on 30 May 2001, is not expected now until the third quarter of this financial year. Apple has advised the Company that new software, which will make THUS's Demon Internet brand the exclusive ISP in Apple's Internet Setup Software, will not be implemented before January 2002.

Business orientated Internet services continued to grow strongly, exhibiting a 38% year on year increase in the half year to £17.2 million and quarter one on quarter two growth of 15%. Including the proportion of dial up and ingress revenues attributable to business customers, it is estimated that 75% of second quarter Internet revenues were generated from business sources, compared with 67% a year ago.

Asymmetric Digital Subscriber Line (ADSL) subscriptions show encouraging growth, up 49% on the previous quarter, to just under 2,700. Leased line customers grew 31% on the corresponding half in the last financial year and 2%, to 1,812, on the previous quarter. Additionally, Internet usage per month grew in the quarter to 40.9 hours per user, an increase of 10% on the previous quarter and 86% year on year.

Contact Centre

Following a programme of rationalisation in our Contact Centre business we have strengthened the relationship with key customers and terminated low margin contracts to focus activity on the premium contact centre market. As a result, Contact Centre sales in the first half at £13.0 million, split evenly between quarters one and two, do not reflect the growth experienced in key accounts. We look forward to further progress with key and new accounts as the refined strategy takes effect.

Interactive

On 26 October 2001, we announced the sale of the Branded and Media Sales trade and trading assets of our Interactive Services Division for £3.5 million in cash. In addition to the cash consideration, THUS

also entered into an agreement with iTouch plc for the disposal of one of its central London offices, assigning the remaining 14 year lease on the property to iTouch avoiding an annual charge of £0.4 million. Negotiations are ongoing for the remaining assets, Creative, and we expect to reach a successful conclusion in the near term.

Infrastructure

Full migration of traffic to the new network is on track. During the quarter, the percentage of dial up traffic terminated on the network was 78%, compared to 70% in the previous quarter and 53% a year ago.

New services

During the period THUS introduced three new services designed to fill the remaining gaps in its service portfolio:

- ultra-high speed Internet access services. This is a new service targeted at larger SMEs, large business enterprises and non-commercial organisations. The nationwide service initially provides bandwidth options of 34 Mbps and 45 Mbps over permanent, un-metered optical fibre connections. An option running at 155 Mbps is also in development.

- Demon Express portfolio of ADSL Internet access services. These are specifically tailored to the needs of SMEs and small office/home office (SOHO) businesses.

- a new portfolio of off-the-shelf web hosting services aimed at meeting the Internet and e-business needs of corporates and SMEs and designed to expand the market for hosting solutions by proving more cost effective alternatives.

Significant new business

In addition to the expanded and renewed contracts with the BBC, Torex, Royal Bank of Scotland, Compaq and the US Embassy announced previously, new contracts include:

- BT Ignite - provision of UK-wide voice and data services;
- Amserve - an agreement to provide the service and technology platform behind Amstrad's e-m@iler all-in-one personal communication centre;
- London Grid for Learning - a range of broadband core and access circuits to provide links for up to 2,700 schools as part of the project;
- London Internet Exchange (LINX) - additional dedicated optical fibre for LINX which handles 90% of UK Internet traffic, connecting its facilities at several London-based telehotels;
- West Sussex County Council – indirect access to council sites;
- Sento - a contract to serve the European customer base of a major manufacturer of PC security software.

Deferred Tax

The comparative results for the six months ended 30 September 2000 and the year ended 31 March 2001, on page 6, have been adjusted to reflect the revision to accounting standards in respect of deferred tax, effective for this financial year.

Previously provision for deferred tax was made only where there was a likelihood a future cash tax liability would arise. With effect from 1 April 2001, full provision for deferred tax must be made. The adjustment does not impact current period results or cash flow or prior period operating results.

Depreciation

The increase in depreciation charge between the six months ended 30 September 2001 and the

comparative period reflecting the charge for the national network and accelerated write down of non-core assets where value exceeds future revenue streams.

Financing and Outlook

From our existing £320 million facility from ScottishPower the Company remains fully funded well into the second half of the next financial year. ScottishPower continues to believe in the strategy and is pleased with the Company's continued success in delivering against its business plan. Discussions are ongoing to introduce third party funding into the Company to bridge the gap to "cash flow positive" and, as previously indicated, we expect to announce this arrangement to the market by the end of the Company's current financial year.

Over the last quarter we have experienced a change in emphasis from some new and existing customers with greater focus now placed on projects that can drive cost and efficiency benefits in their own businesses.

The Company believes that with its expanded portfolio and development expertise it is well placed to address changing market conditions. Accordingly, despite the current trading environment, the Board believes the Company is well placed to deliver the solutions now in demand and expects to report strong revenue growth for the full year and positive EBITDA for the year as a whole.

Thus plc

Group Profit and Loss Account

for the six months ended 30 September 2001

		First half	First half	Full year
		2001-02	2000-01	2000-01
			Restated	Restated
			(Note 3)	(Note 3)
	Notes	**£'000**	£'000	£'000
Turnover from continuing operations	2	**140,790**	103,865	233,842
Cost of sales		**(113,012)**	(77,489)	(173,318)
Gross profit from continuing operations		**27,778**	26,376	60,524
Selling and distribution		**(17,856)**	(21,231)	(38,406)
Administration expenses		**(42,706)**	(40,774)	(80,074)
Operating loss on ordinary activities before interest		**(32,784)**	(35,629)	(57,956)
Net interest charge		**(9,970)**	(1,641)	(8,987)
Loss on ordinary activities before taxation		**(42,754)**	(37,270)	(66,943)

Taxation on loss on ordinary activities	4	-	13,535	13,827
Loss after taxation		**(42,754)**	(23,735)	(53,116)
Minority interest		**599**	404	1,073
Loss for the period		**(42,155)**	(23,331)	(52,043)
Appropriations – non equity	6	**(1,250)**	(1,250)	(2,500)
Loss retained		**(43,405)**	(24,581)	(54,543)
Loss per ordinary share (pence)	5	**(6.33)**	(3.50)	(7.84)
Diluted loss per ordinary share (pence)	5	**(6.33)**	(3.50)	(7.84)

The Notes on pages 10 to 13 form part of these Accounts.

Thus plc

Statement of Total Recognised Gains and Losses

for the six months ended 30 September 2001

		First half	First half	Full year
		2001-02	2000-01	2000-01
			Restated	Restated
			(Note 3)	(Note 3)
	Note	**£'000**	£'000	£'000
Loss for the period		**(42,155)**	(23,331)	(52,043)
Currency translation differences on overseas net assets		**(71)**	76	394
Total recognised losses for the period		**(42,226)**	(23,255)	(51,649)
Prior period adjustment	3	**13,535**	-	-
Total losses recognised since the last annual report		**(28,691)**	(23,255)	(51,649)

Reconciliation of Movements in Shareholders' Funds

for the six months ended 30 September 2001

		First half	First half	Full year
		2001-02	2000-01	2000-01
			Restated	Restated
			(Note 3)	(Note 3)
	Notes	**£'000**	£'000	£'000
Loss for the period		**(42,155)**	(23,331)	(52,043)
Appropriations – non equity	6	**(1,250)**	(1,250)	(2,500)
Loss retained		**(43,405)**	(24,581)	(54,543)
Currency translation differences on overseas net assets		**(71)**	76	394
Reversal of appropriations – non equity	6	**1,250**	1,250	2,500
Net movement in shareholders' funds		**(42,226)**	(23,255)	(51,649)
Opening shareholders' funds (prior period restated)	3	**282,964**	334,613	334,613
Closing shareholders' funds		**240,738**	311,358	282,964

The Notes on pages 10 to 13 form part of these Accounts.

Thus plc

Group Balance Sheet

as at 30 September 2001

	30 September	30 September	31 March
	2001	2000	2001
	£'000	£'000	£'000
Fixed assets			
Intangible assets	**538**	1,016	486
Tangible assets	**471,763**	403,178	467,500
Investments	**24,250**	14,781	24,250

	496,551	418,975	492,236
Current assets			
Stocks	**10,269**	9,270	10,741
Debtors:			
- Other debtors	**95,565**	66,267	92,480
- Funds deposited with ScottishPower	**3,800**	4,602	17,550
	99,365	70,869	110,030
Cash at bank and in hand	**2,589**	2,192	3,484
Total current assets	**112,223**	82,331	124,255
Creditors: amounts falling due within one year			
Other creditors	**(121,105)**	(102,411)	(145,798)
Loans and other borrowings	**(3,834)**	(2,902)	(3,900)
Total creditors falling due within one year	**(124,939)**	(105,313)	(149,698)
Net current liabilities	**(12,716)**	(22,982)	(25,443)
Total assets less current liabilities	**483,835**	395,993	466,793
Creditors: amounts falling due after more than one year			
Loans and other borrowings:			
- ScottishPower loan account	**(240,600)**	(80,600)	(180,600)
- Loans and other borrowings	**(4,253)**	(4,354)	(4,306)
Total creditors falling due after more than one year	**(244,853)**	(84,954)	(184,906)
Provisions for liabilities and charges	**(127)**	(270)	(195)
Deferred income	**(1)**	(27)	(13)
Net assets	**238,854**	310,742	281,679
Capital and reserves			
Called-up share capital	**42,637**	42,637	42,637

Share premium	**307,933**	307,933	307,933
Profit and loss account	**(109,832)**	(39,212)	(67,606)
Shareholders' funds	**240,738**	311,358	282,964
Equity minority interest	**(1,884)**	(616)	(1,285)
Capital employed	**238,854**	310,742	281,679
Equity Shareholders' funds	**210,861**	283,981	254,337
Non equity Shareholders' funds	**29,877**	27,377	28,627
Total Shareholders' funds	**240,738**	311,358	282,964

The Notes on pages 10 to 13 form part of these Accounts.

Approved by the Board on 2 November 2001 and signed on its behalf by

William Allan John Maguire

Chief Executive Chief Financial Officer

Thus plc

Group Cash Flow Statement

for the six months ended 30 September 2001

		First half	First half	Full year
		2001-02	2000-01	2000-01
	Notes	**£'000**	£'000	£'000
Cash (outflow) / inflow from continuing operating				
Activities	7	**(16,140)**	10,677	2,468
Returns on investments and servicing of finance		**(9,415)**	(1,448)	(8,373)
Taxation – group relief received		**-**	-	6,597
Free cash flow		**(25,555)**	9,229	692
Capital expenditure and financial investment		**(48,971)**	(113,793)	(191,966)
Cash flow before acquisitions		**(74,526)**	(104,564)	(191,274)
Acquisitions *		**-**	(1,000)	(1,000)
Cash flow before management of liquid resources		**(74,526)**	(105,564)	(192,274)

Management of liquid resources			**13,750**		24,931		11,983
Cash outflow before financing			**(60,776)**		(80,633)		(180,291)
Financing			**59,952**		81,857		182,563
(Decrease) / increase in cash in the period	8		**(824)**		1,224		2,272

Free cash flow represents cash flow from continuing operating activities after adjusting for returns on investments and servicing of finance and taxation.

* There were no acquisitions in any of these periods. The cash outflow in respect of acquisitions represents payments of deferred considerations.

Reconciliation of Net Cash Flow to Movement in Net Debt

for the six months ended 30 September 2001

			First half		First half		Full year
			2001-02		2000-01		2000-01
	Note		**£'000**		£'000		£'000
(Decrease) / increase in cash in the period	8		**(824)**		1,224		2,272
Cash inflow from increase in debt	8		**(59,952)**		(81,857)		(182,563)
Cash inflow from decrease in liquid resources	8		**(13,750)**		(24,931)		(11,983)
Movement in net debt in the period	8		**(74,526)**		(105,564)		(192,274)
Net (debt) / funds at the beginning of the period	8		**(167,772)**		24,502		24,502
Net debt at the end of the period	8		**(242,298)**		(81,062)		(167,772)

The Notes on pages 10 to 13 form part of these Accounts.

Thus plc

Notes to the Accounts

for the six months ended 30 September 2001

1 Basis of preparation

These interim Accounts have been prepared on the basis of accounting policies consistent with those set out in the Annual Report and Accounts for the year ended 31 March 2001, except for the adoption of FRS 19 "Deferred Tax". FRS 19 has been adopted with effect from 1 April 2001. As a result of applying FRS 19 a prior period adjustment has been recognised as disclosed in Note 3 to the Accounts.

The interim Accounts are unaudited but have been formally reviewed by the auditors and their report to the Company is set out on page 14.

The information shown for the year ended 31 March 2001 does not constitute statutory Accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the full Accounts for the year ended 31 March 2001 filed with the Registrar of Companies. The report of the auditors on those Accounts was unqualified and did not contain a statement under either Section 237 (2) or Section 237 (3) of the Companies Act 1985.

2 Segmental reporting

Turnover has been analysed below between Internet services, interactive services, data and telecom services, and contact centre services. The Directors consider these to be the same class of business and accordingly no segmental analysis of operating loss or net assets has been given.

	First half	First half	Full year
	2001-02	2000-01	2000-01
	£'000	£'000	£'000
Turnover analysis			
Internet services	**37,941**	37,261	76,103
Interactive services	**11,696**	11,581	22,734
Data and telecom services	**78,120**	41,893	107,486
Contact centre services	**13,033**	13,130	27,519
	140,790	103,865	233,842
Turnover by origin			

United Kingdom			**138,123**		101,154		228,590
Europe			**2,667**		2,711		5,252
			140,790		103,865		233,842
Turnover by destination							
United Kingdom			**137,934**		100,917		227,795
Europe			**2,856**		2,948		6,047
			140,790		103,865		233,842

Thus plc

Notes to the Accounts

for the six months ended 30 September 2001

3 Prior period adjustment

The group has changed its accounting policy for deferred tax following the adoption of FRS 19 "Deferred Tax".

In prior periods provision for deferred tax was only made where there was a probability that a liability would crystallise in the foreseeable future, in accordance with accounting standards in force at that time. The prior period adjustment reflects the impact of restating the provision, which gave rise to a provision of £13,535,000 at 1 April 2000, and movements thereon in accordance with FRS 19. The effect of the adjustment was to reduce the basic and diluted loss per ordinary share by 1.95p and 1.93p for the year ended 31 March 2001 and for the period ended 30 September 2000 respectively.

The effect of this adjustment on the 2000-01 group profit and loss accounts is summarised below:

	First half	Full year
	2000-01	2000-01
	£'000	£'000
Increase in tax credit	13,535	13,535
Decrease in loss for the period / year	13,535	13,535

	There has been no effect on the group balance sheet at 30 September 2000 and 31 March 2001 following this adjustment.

4 Taxation

	Note	First half	First half	Full year
		2001-02	2000-01	2000-01
			Restated	Restated
			(Note 3)	(Note 3)
Taxation on the loss for the period / year:	Note	**£'000**	£'000	£'000
Adjustments in respect of prior year		-	-	292
Deferred taxation	3	-	13,535	13,535
		-	13,535	13,827

No taxation charge is required for the period due to the availability of taxation losses. No provision for deferred taxation is considered necessary at 30 September 2001, since accumulated taxation losses are expected to offset any reversal of accelerated capital allowances.

Thus plc

Notes to the Accounts

for the six months ended 30 September 2001

5 Loss per ordinary share

Loss per ordinary share has been calculated in accordance with FRS 14 "Earnings per Share" for all periods by dividing the loss for the period, after non equity appropriations, by the weighted average number of ordinary shares in issue during the period, based on the following information:

	First half	First half	Full year
	2001-02	2000-01	2000-01
		Restated	Restated

		(Note 3)	(Note 3)
	£'000	£'000	£'000
Loss for the period after non equity appropriations	**(43,405)**	(24,581)	(54,543)
Basic weighted average share capital (number of shares, thousands)	**685,604**	701,315	695,353
Diluted weighted average share capital (number of shares, thousands)	**685,604**	701,315	695,353

The basic weighted average share capital excludes shares held by the Company under Trust in connection with the Employee Share Schemes. The impact of the share options is antidilutive and has therefore been excluded from the calculation of diluted weighted average share capital.

6 Appropriations – non equity

	First half	First half	Full year
	2001-02	2000-01	2000-01
	£'000	£'000	£'000
Appropriations:			
Cumulative participating non-redeemable preference shares			
10% Cumulative preferential appropriation	**1,250**	1,250	2,500

In accordance with the provisions of FRS 4 "Capital Instruments", the cumulative participating non-redeemable preference shares have been classified as non equity and the Company has, therefore, appropriated through the profit and loss account an amount equal to the preference share dividends for the period. As the Company did not have sufficient distributable reserves in order to pay such preference share dividends, the amount was credited back in the profit and loss account reserve. This amount has been included in the balance of non equity interests on the face of the Balance Sheet.

7 Reconciliation of operating loss to net cash (outflow) / inflow from continuing operating activities

	First half 2001-02 £'000	First half 2000-01 £'000	Full year 2000-01 £'000
Operating loss	**(32,784)**	(35,629)	(57,956)
Depreciation of tangible fixed assets	**30,924**	17,696	35,359
Amortisation of intangible fixed assets	**72**	653	1,182
Loss on disposal of tangible fixed assets	**-**	438	438
Release of government grant deferred income	**(12)**	(15)	(29)
Movements in provisions for liabilities and charges	**(68)**	(410)	(485)
Decrease / (increase) in stocks	**472**	(590)	(2,061)
(Increase) / decrease in debtors	**(3,111)**	8,551	(23,960)
(Decrease) / increase in creditors	**(11,633)**	19,983	49,980
Net cash (outflow) / inflow from continuing operating activities	**(16,140)**	10,677	2,468

Thus plc

Notes to the Accounts

for the six months ended 30 September 2001

8	Analysis of net debt			
		At 1 April 2001	**Cashflow**	**At 30 September 2001**
		£'000	**£'000**	**£'000**
	Cash at bank and in hand	3,484	(895)	**2,589**
	Overdrafts	(244)	71	**(173)**
		3,240	(824)	**2,416**
	Loan notes - due within one year	(3,560)	-	**(3,560)**
	ScottishPower loan account – due after one year	(180,600)	(60,000)	**(240,600)**
	Finance leases	(4,402)	48	**(4,354)**

		(188,562)		(59,952)		**(248,514)**
	Funds deposited with ScottishPower	17,550		(13,750)		**3,800**
	Total	**(167,772)**		**(74,526)**		**(242,298)**

9 Contingent liabilities

There have been no material changes to the Group's contingent liabilities disclosed in the Annual Report and Accounts for the year ended 31 March 2001.

10 Ultimate holding company

Thus plc is a majority owned subsidiary of Scottish Power UK plc which is, in turn, a wholly owned subsidiary of Scottish Power plc.

Copies of the ultimate holding company's consolidated Interim Report and Accounts may be obtained from The Secretary, Scottish Power plc, 1 Atlantic Quay, Glasgow, G2 8SP.

Independent Review Report to Thus plc

Introduction

We have been instructed by the Company to review the financial information set out on pages 6 to 13 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' Responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding Annual Accounts except where any changes, and the reasons for them, are disclosed.

Review Work Performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review Conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2001.

PricewaterhouseCoopers

Chartered Accountants

Glasgow

2 November 2001

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Company	Thus PLC
TIDM	THUS
Headline	Open offer &proposed demerger
Released	07:30 19 Dec 2001
RNS Number	9258O

Not for release, publication or distribution in or into the United States, Canada, Australia, Japan or the Republic of Ireland

THUS plc ("Thus")

Agreement in principle for a fully underwritten £275 million open offer by Thus, introduction of £90 million bank financing and proposed demerger by Scottish Power plc ("ScottishPower") of its Thus shareholding

Thus announces:

- A proposed fully underwritten open offer of £275 million of new ordinary shares in Thus at 48p per share
- ScottishPower has agreed in principle to subscribe for up to £275 million of Thus shares under the open offer, subject to clawback by independent shareholders for up to 20.6% of the new shares
- ScottishPower loan facility to be repaid and cancelled following the proposed open offer
- Thus has agreed the terms of an underwritten third party £90 million bank facility
- Thus believes it would be able to fully finance its business plan to cashflow positive following this refinancing
- ScottishPower board to consider demerger of its shareholding in Thus to ScottishPower shareholders

Commenting on the refinancing of the Company, Thus's Chairman, Charles Berry, said:

"I am delighted to announce that we have reached agreement in principle regarding the future capital structure of Thus. Thus has developed a track record for delivering good results in a difficult market. The proposals announced today will address any concerns with the Company's ongoing funding situation that may have affected market and customer perceptions about the Company. Following the introduction of the bank facility and the completion of the open offer Thus would have a strong balance sheet relative to its competitors and Thus believes that it would be fully funded through to cashflow positive."

Chief Executive, William Allan, continued:

"Thus has produced five consecutive quarters of strong growth, meeting or exceeding market expectations. Our core infrastructure is complete, we have a strong management team and our services continue to be well received in our target markets. Today's announcements are designed to position us strongly for further growth and to deliver on our strategy of maximising shareholder value through the provision of voice, data, Internet and contact centre services throughout the UK."

Thus today announces that Thus and ScottishPower have reached agreement in principle for ScottishPower to exchange its current loan to Thus for additional equity in Thus. In addition, Thus announces that it has agreed the terms of an underwritten £90 million bank facility with The Royal Bank of Scotland plc, TD Securities and Societé Générale.

Subject to final agreement, Thus proposes to announce an open offer of new ordinary shares in Thus to raise £275 million before expenses at 48p per share. All drawings by Thus (expected to amount to approximately £260 million by completion of the open offer) under ScottishPower's £320 million loan facility would then be repaid by Thus and the ScottishPower loan facility would be cancelled.

In connection with the issue of new ordinary shares, Thus's shareholders would be able to subscribe for new ordinary shares under an open offer. ScottishPower currently holds 353,396,513 ordinary shares of 2.5p each, and all the 25,000,000 participating preference shares of £1 each in Thus. Accordingly, ScottishPower currently owns approximately 79.4% of Thus's share capital by nominal value and Thus's independent shareholders would be able to subscribe for up to approximately 20.6% of the new

ordinary shares available under the proposed open offer, which is the percentage to which they are entitled under statutory pre-emption provisions. The open offer would be fully underwritten to a value of £275 million by ScottishPower, and ScottishPower would subscribe for £275 million of new ordinary shares in Thus less any new ordinary shares otherwise subscribed for in connection with the open offer. It is anticipated that Thus will post documents to its shareholders setting out the details of the financing and the open offer by 16 January 2002. These will include a proposal for the creation of a new holding company for Thus by way of a scheme of arrangement, which is a requirement under the terms of the new bank facility.

Immediately following completion of the open offer, Thus would be debt free prior to any drawdowns from the new bank facility. Thus believes that with the availability of the proceeds from the open offer (after allowing for the repayment of the ScottishPower loan facility) and the new bank facility in place, it would be in a position to fully finance its business plan through to the point that it becomes cashflow positive. Thus would achieve this fully funded status with a level of prospective gearing that is low in the context of its competitors and that would leave Thus well positioned to fulfil its business plan and capitalise on future opportunities.

ScottishPower has announced today that, as a further step in focusing on its international energy and networks operations, it believes that, following implementation of these proposals, it is likely to be in the interests of ScottishPower shareholders if ScottishPower was able to dispose of its ordinary and participating preference shareholdings in Thus by way of a demerger dividend to ScottishPower shareholders. It is expected that any such demerger would incorporate arrangements to enable certain of ScottishPower's smaller shareholders and the Depositary of the ScottishPower American Depositary Shares to sell their entitlements in an orderly fashion. In addition, Thus would, subject to the approval of its shareholders, take steps necessary to convert the Thus participating preference shares to new ordinary shares as soon as possible following any demerger. This conversion would be proposed on the basis of a value of 97p for a participating preference share and an average market price of a Thus ordinary share based on the average closing price over the 5 dealing days immediately prior to the time the conversion proposals are sent to shareholders*. The demerger is not expected to impact on the strong commercial trading arrangements between Thus and ScottishPower.

In order to create the flexibility to demerge Thus as soon as the board of ScottishPower considers it appropriate, ScottishPower is proposing to implement a reduction of its share premium account which will, if approved by ScottishPower shareholders and confirmed by the Court of Session in Edinburgh, result in a reduction of the share premium account of ScottishPower and a transfer of a corresponding amount to distributable reserves, thereby allowing ScottishPower to demerge Thus by way of a special dividend. It is expected that the reduction will take effect prior to the end of March 2002.

* Based on 25,000,000 participating preference shares outstanding at 97p per share, the total value of the participating preference shares would be £24.25 million. Using the 5-day average closing share price ending 18 December 2001 of 52.05p, this would imply that approximately 46.59 million ordinary shares would be issued on conversion. This represents approximately 6.6% of the current number of ordinary shares outstanding and 3.6% of the number of ordinary shares outstanding following completion of the open offer (before conversion of the participating preference shares)

Note:

The transactions referred to in this announcement, other than the new bank facility, ScottishPower's proposed reduction of share premium account and the price at which any open offer will be made, are subject to continuing discussion and final agreement to pursue them has not yet been reached. Accordingly, investors should exercise appropriate caution. A further announcement will be made in due course.

For further information, please contact:

Thus

John Maguire	Chief Financial Officer	020 7360 4900
Ian Hood	Director of Corporate Communications	07970 766169
Kathryn Rhinds	Investor Relations Manager	020 7763 3126

Greenhill

James Lupton/Torbjorn Wist 020 7440 0400

Smithfield Financial

John Antcliffe/Mark Woolfenden 020 7360 4900

In conjunction with today's announcement, Thus is holding an analyst/investor conference call this morning at 9.30am. Telephone: 01296 317500 Pin: C801493.

Greenhill & Co. International Limited has approved the content of this announcement for the purposes of section 21 of the Financial Services and Markets Act 2000. Greenhill & Co. International Limited is acting exclusively for Thus plc and no one else in connection with the proposals described in this announcement and will not be responsible to anyone other than Thus plc for providing the protections afforded to its clients or for providing advice in relation to such proposals or the contents of this announcement.

The contents of this announcement do not constitute an offer or invitation to acquire shares in Thus plc and this announcement should not be relied upon in connection with a decision to acquire any such securities. This announcement does not constitute a recommendation regarding the securities of Thus.

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Company	Thus PLC
TIDM	THUS
Headline	Further re Open Offer
Released	09:00 15 Jan 2002
RNS Number	9550P

15 January 2002

Not for release, publication or distribution in or into the United States, Canada, Australia, Japan or the Republic of Ireland

THUS plc ("THUS")

Update on Timetable

Further to the announcement made on 19 December 2001 in respect of the agreement in principle for a fully underwritten £275 million open offer by THUS, the introduction of a £90 million bank facility and the proposed demerger by Scottish Power plc of its THUS shareholding, THUS announces that further details are expected to be announced and documents sent to shareholders by the end of this week. A detailed timetable will be published at such time.

For further information, please contact:

THUS

John Maguire, Chief Financial Officer	020 7360 4900
Ian Hood, Director of Corporate Communications	07970 766 169
Kathryn Rhinds, Investor Relations Manager	020 7763 3126

Greenhill

James Lupton/Torbjorn Wist	020 7440 0400

Smithfield Financial

John Antcliffe/Mark Woolfenden	020 7360 4900

Greenhill & Co. International LLP has approved the content of this announcement for the purposes of section 21 of the Financial Services and Markets Act 2000. Greenhill & Co. International LLP is acting for THUS plc and no one else in connection with the proposals described in this announcement and will not be responsible to anyone other than THUS plc for providing the protections afforded to its clients or for providing advice in relation to such proposals or the contents of this announcement.

The contents of this announcement do not constitute an offer or invitation to acquire shares in THUS plc and this announcement should not be relied upon in connection with a decision to acquire any such securities. This announcement does not constitute a recommendation regarding the securities of THUS plc.

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Company	Thus PLC
TIDM	THUS
Headline	Open Offer &Proposed Demerger
Released	07:30 18 Jan 2002
RNS Number	1662Q

18 January 2002

Not for release, publication or distribution in or into the United States, Canada, Australia, Japan or the Republic of Ireland

THUS plc ("THUS")

£275 million Open Offer, Scheme of Arrangement to introduce a new holding company and proposed demerger of Scottish Power plc's shareholding in THUS

THUS announces the terms and conditions of the Open Offer, Scheme of Arrangement and proposed demerger of Scottish Power plc's shareholding in THUS, preliminary details of which were announced on 19 December 2001:

- Open Offer of approximately 573 million New Ordinary Shares in THUS at 48p per share to raise approximately £275 million before expenses

- The Open Offer will be made to Qualifying Shareholders according to the aggregate nominal value of THUS Shares comprised in their shareholdings. On this basis, Qualifying Shareholders other than ScottishPower will be entitled to take up approximately 20.6% of the Open Offer Shares

- The Open Offer is fully underwritten by Scottish Power plc. Scottish Power plc has agreed to subscribe for all Open Offer Shares not taken up by Qualifying Shareholders or otherwise subscribed for in connection with the Open Offer

- The Open Offer is conditional on Scottish Power plc's obligations under the Underwriting Agreement becoming wholly unconditional and the Underwriting Agreement not having been terminated. Scottish Power plc's obligations under the Underwriting Agreement are themselves conditional, inter alia, on the passing at the Extraordinary General Meeting of the Resolutions, Scottish Power plc not having decided against proceeding with the Demerger, the Scottish Power plc Capital Reduction having become effective, the resolution to approve the Demerger to be proposed at the Scottish Power plc EGM having been passed, and Admission of the Open Offer Shares having become effective by no later than 12 March 2002 or such later date (not being later than 19 March 2002) as the Company and Scottish Power plc may agree

- All of the proceeds of the Open Offer will be used to repay THUS's drawings under the ScottishPower Facility, which will subsequently be cancelled. Scottish Power plc will, however, make available a further bridging facility of up to £10 million until shortly after completion of the Demerger. Following completion of the Open Offer and, if it proceeds, the Demerger, the bridging facility would be repaid in full and cancelled

- As announced on 19 December 2001, THUS has agreed the terms of a £90 million underwritten third party bank facility. This Bank Facility requires the introduction of a new group holding company, THUS Group, above THUS and the documents being posted contain this proposal, which will be effected by a Scheme of Arrangement. Subject to the approval of the Scheme by THUS Shareholders and the Court, THUS Shareholders will receive shares in THUS Group on the basis of one new THUS Group share for each existing THUS share held. It is expected that the Scheme will be effective in mid March 2002. Furthermore, the Bank Facility will only be available to THUS if the Demerger proceeds. Further details are set out in the full announcement below

- Following the introduction of the Bank Facility and completion of the Open Offer and the Demerger, the Directors believe that THUS would be in a position to fully nance its business plan through to the point that it is cash ow positive. THUS would achieve this fully funded status with a level of prospective gearing which, in the opinion of the Directors, is low in the context of the Company's competitors and leaves the Company well positioned to ful l its business plan and

capitalise on future opportunities.

- Since early 2001 Scottish Power plc has refocused its activities to create an integrated international energy and networks company. As a further step in this process, and as announced by Scottish Power plc on 18 January 2002, Scottish Power plc intends to put proposals to its shareholders which will enable it to demerge its shareholdings in THUS by way of a dividend in specie to shareholders in Scottish Power plc. Scottish Power plc expects to announce the terms and timetable of the Demerger on or about 12 February 2002 and to convene the Scottish Power plc EGM to approve the Demerger on or about 11 March 2002 with a view to completing the Demerger before 31 March 2002. The Demerger is not expected to impact on the strong commercial trading relationship between THUS and the ScottishPower Group

- Documents relating to the Open Offer and a separate circular containing details of the Scheme of Arrangement to introduce THUS Group as the new holding company will be sent to shareholders today

- THUS intends to announce its third quarter summary results statement for the period 1 October 2001 to 31 December 2001 on 25 January 2002

Commenting on the proposals, Chief Executive William Allan, said:

"We are delighted to announce further details about our future capital structure. Following completion of the Open Offer and the Scheme and the introduction of our new bank financing after demerger, we will have one of the strongest balance sheets in the telecoms sector and a fully funded business plan. This will provide a strong platform for further growth and we look to the future with great confidence."

John Maguire, Chief Financial Officer, added:

"The Board firmly believes these proposals to be in the best interests of all shareholders, positioning us well to fulfil our business plan and capitalise on future opportunities and we hope shareholders will support these proposals at both the Extraordinary General Meeting and the Court Meeting to be held on 11 February 2002."

This summary should be read in conjunction with the detailed press announcement that follows.

For further information, please contact:

The THUS Shareholder Information Line 0845 203 2020 (overseas +44 20 7864 9124)

THUS

John Maguire, Chief Financial Officer	020 7360 4900
Ian Hood, Director of Corporate Communications	07786 171959
Kathryn Rhinds, Investor Relations Manager	020 7763 3126

Greenhill

James Lupton/Torbjorn Wist	020 7440 0400

Hoare Govett

Nigel Mills/Antonia Rowan	020 7678 8000

Investec Henderson Crosthwaite

Jagjit Mundi/Simon Grafftey-Smith	020 7597 5970

Smithfield Financial

John Antcliffe/Mark Woolfenden 020 7360 4900

Greenhill & Co. International LLP has approved the content of this announcement for the purposes of section 21 of the Financial Services and Markets Act 2000. Greenhill & Co. International LLP is acting for THUS plc and THUS Group plc and no one else in connection with the proposals described in this announcement and will not be responsible to anyone other than THUS plc and THUS Group plc for providing the protections afforded to its clients or for providing advice in relation to such proposals or the contents of this announcement.

The contents of this announcement do not constitute an offer or invitation to acquire shares in THUS plc or THUS Group plc and this announcement should not be relied upon in connection with a decision to acquire any such securities. This announcement does not constitute a recommendation regarding the securities of THUS plc or THUS Group plc.

Not for release, publication or distribution in or into the United States, Canada, Australia, Japan or the Republic of Ireland

THUS plc

£275 million Open Offer, Scheme of Arrangement to introduce a new holding company and proposed demerger of Scottish Power plc's shareholding in THUS

Introduction

At THUS's annual results presentation on 1 May 2001 and the Company's subsequent interim results presentations in July and November 2001, THUS announced that it would inform shareholders of the future capital structure for its business before the close of the Company's financial year at the end of March 2002. Discussions regarding a refinancing of the business have led to proposals for a series of transactions, preliminary details of which were announced on 19 December 2001.

THUS today announces the terms by which ScottishPower has agreed to exchange its current loan to THUS for additional equity in the Company. This is to be effected by way of an Open Offer by THUS of 573,042,580 New Ordinary Shares at a price of 48p per New Ordinary Share. The Open Offer, which has been fully underwritten by Scottish Power plc, will generate gross proceeds of approximately £275 million for THUS. Following completion of the Open Offer and, if it proceeds, the Demerger, the ScottishPower Facility will be repaid in full and cancelled, except for a further bridging facility of up to £10 million which will be made available by ScottishPower until shortly after completion of the Demerger when it would be repaid in full and cancelled.

In addition, your Board has entered into a new third party bank facility of £90 million with The Royal Bank of Scotland, TD Bank Europe Limited and Société Générale. It is a condition of the Bank Facility that a scheme of arrangement pursuant to section 425 of the Act to introduce a new holding company, THUS Group, above THUS be implemented prior to 30 June 2002 in order to allow the Lenders to take security over the entire share capital of THUS (which following implementation of the Scheme will be a wholly-owned subsidiary of THUS Group) on drawdown of funds under the Bank Facility. THUS has today posted to Shareholders documents relating to the Scheme.

Since early 2001 Scottish Power plc has refocused its activities to create an integrated international energy and networks company. As a further step in this process, and as announced by Scottish Power plc on 18 January 2002, Scottish Power plc intends to put proposals to its shareholders which will enable it to demerge its shareholdings in THUS by way of a dividend in specie to shareholders in Scottish Power plc. Scottish Power plc expects to announce the terms and timetable of the Demerger on or about 12 February 2002 and to convene the Scottish Power plc EGM to approve the Demerger on or about 11 March 2002 with a view to completing the Demerger before 31 March 2002. The Demerger is not expected to impact on the strong commercial trading relationship between THUS and the ScottishPower Group.

Background to and Reasons for the Open Offer

The Directors believe that it is in Shareholders' interests for THUS to attain a nancing structure that is wholly independent of the ScottishPower Group. Following the introduction of the Bank Facility and completion of the Open Offer and the Demerger, THUS expects that it would continue to build on its strength as a quality provider of advanced telecommunications and Internet services to businesses in the United Kingdom.

Current Trading and Prospects

In the statement of THUS's interim results for the period ending 30 September 2001, announced on 5 November 2001, the Company made the following statement:

"Over the last quarter we have experienced a change in emphasis from some new and existing customers with greater focus now placed on projects that can drive cost and efficiency bene ts in their own businesses. The Company believes that with its expanded portfolio and development expertise it is well placed to address changing market conditions. Accordingly, despite the current

trading environment, the Board believes the Company is well placed to deliver the solutions now in demand and expects to report strong revenue growth for the full year and positive EBITDA for the year as a whole."

Since the date of that announcement THUS has performed in line with the Board's expectations.

The Directors continue to believe that the Company will report positive EBITDA for the current nancial year ending 31 March 2002. Following the introduction of the Bank Facility and completion of the Open Offer and the Demerger, the Directors believe that the prospects for THUS are promising and look forward to the future with con dence.

Information on ScottishPower 's Shareholding in THUS

ScottishPower currently holds 353,396,513 Ordinary Shares of 2.5p each and all the 25,000,000 Participating Preference Shares of £1 each. Accordingly, ScottishPower currently owns more than 50 per cent. of the Existing Ordinary Shares and holds approximately 79.4 per cent. of THUS's share capital by nominal value, and THUS is a member of the ScottishPower Group for the purposes of UK corporation tax on chargeable gains. ScottishPower intends to transfer its shareholdings in THUS to Scottish Power plc (and to assign the ScottishPower Facility to Scottish Power plc) prior to 6 March 2002, the closing date for applications under the Open Offer. For the purposes of the Open Offer, Scottish Power plc will be regarded as a Qualifying Shareholder in respect of ScottishPower's current shareholdings in THUS following the transfer to it of those shares.

Holders of Existing Ordinary Shares and Existing Preference Shares are being invited to apply to subscribe for New Ordinary Shares under the Open Offer by reference to the aggregate nominal value of the THUS Shares comprised in such holdings, consistent with the pre-emption provisions contained in section 89 of the Act and in the Listing Rules. In the event that Qualifying Public Shareholders were to subscribe for their entitlements under the Open Offer in full, and taking into account the possible introduction of additional underwriters, Scottish Power plc would still own more than 50 per cent. of the Enlarged Issued Existing Ordinary Share Capital and more than 75 per cent. of the nominal value of THUS's share capital and hold a majority of the voting rights in THUS. THUS will therefore remain in the Scottish Power plc group for the purposes of UK corporation tax on chargeable gains.

Details of the Open Offer

The Company is seeking to raise approximately £275 million by the issue of 573,042,580 New Ordinary Shares pursuant to the Open Offer. The Open Offer is fully underwritten by Scottish Power plc. After the payment of fees and expenses, the Open Offer is expected to generate approximately £269 million of net proceeds.

THUS is inviting Qualifying Shareholders to apply under the Open Offer to subscribe for 573,042,580 Open Offer Shares at the Offer Price on the basis of:

42 Open Offer Shares for every 125 Ordinary Shares; and

1,344 Open Offer Shares for every 100 Participating Preference Shares

held by Qualifying Shareholders and registered in their names at the Record Date, and so in proportion for any greater or lesser number of Ordinary Shares or Participating Preference Shares then held. Entitlements will be rounded down to the nearest whole number of Open Offer Shares. Fractional entitlements will be aggregated and subscribed for by Scottish Power plc at the Offer Price and the proceeds retained for the bene t of the Company. **Before applying for New Ordinary Shares under the Open Offer, Qualifying Public Shareholders should consider the implications of the statements regarding the working capital position of the Company set out below.**

Shareholders should be aware that the Open Offer is not a rights issue. Entitlements to Open Offer Shares may not be assigned, transferred or sold by Qualifying Public Shareholders (other than to satisfy bona de market claims) and entitlements will not be sold in the market for the bene t of Qualifying Shareholders who do not apply for them in the Open Offer.

Depending upon the extent to which Qualifying Public Shareholders take up their entitlements under the Open Offer, Scottish Power plc would, following completion of the Open Offer, hold between 808,137,741 Ordinary Shares and 926,439,093 Ordinary Shares (representing approximately 63.2 per cent. and 72.5 per cent. of the Enlarged Issued Ordinary Share Capital respectively).

In accordance with the terms of the Underwriting Agreement and the Open Offer, amounts payable by Scottish Power plc to THUS in respect of Open Offer Shares subscribed by Scottish Power plc will be applied by way of set-off against amounts payable by THUS to Scottish Power plc under the ScottishPower Facility.

THUS reserves the right, with the consent of Scottish Power plc, to enter into arrangements with

one or more underwriters to underwrite some of the Open Offer Shares. In the event that THUS enters into agreements with one or more such underwriters, the number of Open Offer Shares subscribed by Scottish Power plc pursuant to the Underwriting

Agreement will be reduced by the number of Open Offer Shares so underwritten. Any such arrangements will not affect THUS's position as a member of the Scottish Power plc chargeable gains group.

The New Ordinary Shares will rank pari passu in all respects with the Existing Ordinary Shares,

including the right to receive all dividends and other distributions declared, made or paid after

Admission in respect of the ordinary share capital of the Company. However you should note that THUS does not anticipate paying dividends for the foreseeable future.

If the Scheme becomes effective prior to 22 March 2002 no de nitive certi cates for the Open

Offer Shares will be despatched. If the Scheme has not become effective by such date, it is expected that de nitive certi cates will be despatched by 22 March 2002. Pending their despatch, transfers will be certi ed against the register. No temporary documents of title will be issued. Open Offer Shares to be issued in uncerti cated form are expected to be credited to CREST members' accounts on 12 March 2002.

The Open Offer is conditional on Scottish Power plc's obligations under the Underwriting

Agreement becoming wholly unconditional and the Underwriting Agreement not having been

terminated. Scottish Power plc's obligations under the Underwriting Agreement are themselves

conditional, inter alia, on:

- the passing at the Extraordinary General Meeting of the Resolutions;
- Scottish Power plc not having decided against proceeding with the Demerger;
- the Scottish Power plc Capital Reduction having become effective;
- the resolution to approve the Demerger to be proposed at the Scottish Power plc EGM having been passed; and
- Admission of the Open Offer Shares having become effective by no later than 12 March 2002 or such later date (not being later than 19 March 2002) as the Company and Scottish Power plc may agree.

Scottish Power plc will be entitled to vote on all of the Resolutions, other than resolution numbered 6 in the notice of Extraordinary General Meeting, in respect of its holdings of Ordinary Shares and Preference Shares and has undertaken to vote in favour those Resolutions. Scottish Power plc cannot vote on resolution numbered 6 since that resolution is being proposed to approve certain tax aspects of the transaction which amount to a related party transaction for the purposes of the Listing Rules.

New Bank Facility

On 19 December 2001, THUS announced that a new £90 million bank facility had been agreed with The Royal Bank of Scotland, TD Bank Europe Limited and Société Générale. However, due to the risk of a degrouping tax charge arising in THUS, the Company is not able to draw down funds under the Bank Facility until after the Demerger has been completed.

Furthermore, the availability of these facilities is conditional on the introduction of a new parent company, THUS Group, as outlined above. Accordingly, THUS has today announced proposals to implement the Scheme of Arrangement and has posted to Shareholders documents relating to the Scheme.

Details of the Scheme

The introduction of THUS Group as the new group holding company will be achieved through a scheme of arrangement under section 425 of the Act.

Under the Scheme, Scheme Shareholders will transfer all their Scheme Shares to THUS Group and THUS Group will issue THUS Group Ordinary Shares and THUS Group Preference Shares to such shareholders on the following basis:

for each THUS Ordinary Share	one THUS Group Ordinary Share
for each THUS Preference Share	one THUS Group Preference Share

Scottish Power plc, as the holder of 1,999,999 THUS Group Ordinary Shares and David Nish as the holder of 1 THUS Group Ordinary Share shall be deemed for these purposes to have acquired those shares pursuant to the Scheme and their entitlements as set out above shall be reduced accordingly. THUS Group Ordinary Shares will have the same rights as those attaching to the existing THUS Ordinary Shares and the THUS Group Preference Shares will have substantially the same rights as those attaching to the THUS Preference Shares. The new THUS Group Ordinary Shares to be issued pursuant to the Scheme will rank pari passu in all respects with the existing THUS Group Ordinary Shares in issue, including the right to receive all dividends and other distributions declared, made or paid after Admission in respect of the THUS Group Ordinary Shares.

Demerger of Scottish Power plc's holding in THUS

On 19 December 2001, Scottish Power plc announced that, as a further step in focusing on its international energy and network operations, it believed that following completion of the THUS re nancing it is likely to be in the interests of Scottish Power plc shareholders if Scottish Power plc were able to dispose of its shareholdings in THUS (as enlarged following completion of the Open Offer and which, following the Scheme becoming effective, will be represented by shares in THUS Group) by way of a demerger to Scottish Power plc shareholders. Scottish Power plc intends to put proposals to its shareholders that will enable it to effect the Demerger. It is expected that Scottish Power plc will announce the terms and timetable of the Demerger on or about 12 February 2002 and convene the Scottish Power plc EGM to approve the Demerger on or about 11 March 2002 with a view to completing the Demerger before 31 March 2002. It is expected that the Demerger would only proceed if, inter alia, the Court approves the Scottish Power plc Capital Reduction and the Scheme of Arrangement.

It is proposed that the Demerger would be effected by way of a dividend in specie of THUS Group Shares to the ordinary shareholders of Scottish Power plc. It is expected that the Demerger would incorporate arrangements to enable certain of Scottish Power plc's smaller shareholders and the Depositary of the Scottish Power plc American Depositary Shares to sell their entitlements in an orderly fashion.

It is expected that, immediately following Demerger, THUS Group Shareholders (including Scottish Power plc shareholders who will become THUS Group Shareholders as a consequence of the Demerger) will be asked to approve the conversion of the THUS Group Preference Shares into THUS Group Ordinary Shares to avoid Scottish Power plc shareholders retaining unlisted THUS Group Preference Shares. This conversion would be proposed on the basis of a value of 97p for a THUS Group Preference Share and a value per THUS Group Ordinary Share based on the average closing mid-market price of an Ordinary Share over the 5 dealing days immediately prior to the time the conversion proposals are sent to Shareholders. As an example, based on 25,000,000 THUS Group Preference Shares outstanding at 97p per share, the total value of the THUS Group Preference Shares would be £24.25 million. Using the ve-day average closing mid-market price for an Ordinary Share ending 16 January 2002, of 48.6p, this would imply that approximately 49.90 million THUS Group Ordinary Shares would be issued on conversion. This represents approximately 7.1 per cent. of the Existing Ordinary Shares outstanding and 3.9 per cent. of the number of Ordinary Shares which will be outstanding immediately following completion of the Open Offer (but before conversion of the THUS Group Preference Shares). The extraordinary general meeting of THUS Group to approve the conversion of the THUS Group Preference Shares into THUS Group Ordinary Shares is expected to be held on or around 19 March 2002. Further details will be sent to Shareholders on by 15 February 2002.

Scottish Power plc is entitled not to proceed with the Demerger at any time, including after the Open Offer has become unconditional and/or the Scheme of Arrangement has become effective and notwithstanding approval of the Demerger by Scottish Power plc's shareholders.

Working Capital

If the Open Offer does not become unconditional and if the Scheme of Arrangement and the Demerger are not completed, the Bank Facility will not be available to the Company and the Group will not have sufficient working capital.

After completion of the Open Offer, either failure by the Court to sanction the Scheme by 30 June 2002 or failure by THUS Group to grant security over the THUS Shares to the Lenders by 30 June 2002 will constitute an event of default under the Bank Facility. In this event, the Lenders would have the right to call all funds drawn under the Bank Facility and THUS would be required to seek alternative sources of nance, without which THUS would no longer have sufficient working capital to meet its requirements.

Furthermore, even after the Open Offer has become unconditional, the decision as to whether or not to proceed with the Demerger would remain one to be taken by the directors of Scottish Power plc. If Scottish Power plc does not proceed with the Demerger for any reason, the Company would not be able to draw down funds under the Bank Facility due to the risk of a degrouping tax charge arising in THUS. Accordingly, there is a risk that the Open Offer may become unconditional and that the Company has insufficient working capital.

Should the Demerger not be completed and the Bank Facility not become available the Directors would discuss the Group's position with Scottish Power plc, its majority shareholder, in the light of the circumstances prevailing at that time. In this event, THUS would be reliant on Scottish Power plc for funding or would need to obtain their consent to put in place alternative funding. However the Directors cannot guarantee that such funding would be available either from Scottish Power plc or from alternative sources. If no such funding were available, the Directors believe that the Company would have to seek the appointment of an administrative receiver or pursue other insolvency procedures.

However, subject to completion of the Scheme of Arrangement and the Demerger and after taking into account the proceeds of the Open Offer (which is fully underwritten), repayment of the ScottishPower Facility and the introduction of the Bank Facility, the Company is of the opinion that the Group will have sufficient working capital for its present requirements, that is for at least 12 months from the date of this document.

Circulars

The following documents will be posted to THUS Shareholders today:

A prospectus relating to the Open Offer and containing a Notice of Extraordinary General Meeting, which is to be held at 11:15 a.m. on 11 February 2002 to consider and, if thought fit, approve the Resolutions with respect to, inter alia, the Open Offer and Scheme of Arrangement

- The Application Form for use under the Open Offer
- A circular in relation to the Scheme of Arrangement and Notice of Court Meeting, which is to be held at 11:00 a.m. on 11 February 2002

Application Forms for use under the Open Offer will be personal to the person(s) named thereon and will not be transferable or assignable except to satisfy bona fide market claims.

In addition, Shareholders can obtain free of charge a copy of the Listing Particulars relating to THUS Group plc from the registered office of THUS and of THUS Group (being, in each case, Dalmore House, 310 St. Vincent Street, Glasgow, Lanarkshire G2 5BB) or by calling the THUS Shareholder Information Line on 0845 203 2020 (overseas +44 20 7864 9124). All documents published in connection with the Open Offer, Scheme of Arrangement or related arrangements will be distributed to shareholders free of charge.

Appendix 1

Expected Timetable of Principal Events

Announcement of Offer Price	19 December 2001
Record Date for the Open Offer	Close of business on 11 January 2002
THUS third quarter summary results for the quarter ended 31 December 2001 announced	25 January 2002
THUS's supplementary prospectus incorporating THUS's third quarter summary results statement for the quarter ended 31 December 2001 published in the Financial Times and The Scotsman 26 January 2002	26 January 2002
Court Meeting	11:00 a.m. on 11 February 2002
Extraordinary General Meeting	11:15 a.m. on 11 February 2002 (or, if later, immediately following the conclusion or adjournment of the Court Meeting)
Date of posting of Scottish Power plc circular relating to the Scottish Power plc EGM and of THUS Group circular relating to the THUS Group EGM	15 February 2002
Latest time and date for splitting of Application Forms (to satisfy bona fide market claims only)	3.00 p.m on 4 March 2002
Latest time and date for receipt of completed white Application Forms and payment in full in respect of the Open Offer	3.00 p.m. on 6 March 2002
Date of Scottish Power plc EGM	11 March 2002
CREST members' accounts credited and dealings to commence in the New Ordinary Shares issued in respect of the Open Offer	12 March 2002
Scheme effective and dealings commence in THUS Group Ordinary Shares	14 March 2002[1]
Date on which the Demerger will become effective	19 March 2002

Date of THUS Group EGM	19 March 2002

(1) This date is indicative only and will depend, inter alia, on the date on which the Court sanctions the Scheme.

Your attention is drawn to the fact that THUS's third quarter summary results statement for the period 1 October 2001 to 31 December 2001 will be published on 25 January 2002. Accordingly, THUS's supplementary prospectus incorporating the third quarter summary results statement is expected to be published in the Financial Times and The Scotsman newspapers on 26 January 2002. The supplementary prospectus will be available free of charge for collection on request from THUS plc at Dalmore House, 310 St. Vincent Street, Glasgow, Lanarkshire G2 5BB, or for inspection at the offices of Slaughter and May at 35 Basinghall Street, London EC2V 5DB. Any change to the publication date of THUS's third quarter summary results statement or the supplementary prospectus will be noti ed by an announcement to the Regulatory News Service of the London Stock Exchange.

Appendix 2

Definitions

The following definitions apply throughout this announcement, except where the context requires otherwise:

"Act"	the Companies Act 1985, as amended;
"Admission"	admission of the Open Offer Shares to the Official List of the UK Listing Authority in accordance with the listing rules of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities in accordance with the Admission and Disclosure Standards issued by the London Stock Exchange;
"Application Form"	the application form in respect of the Open Offer being sent to Qualifying Shareholders;
"Bank Facility"	£90 million bank facility provided by The Royal Bank of Scotland, TD Bank Europe Limited and Société Générale;
"Board" or "Directors"	the Directors of the Company;
"Court"	the Court of Session in Edinburgh;
"Court Meeting"	the meeting of certain holders of THUS Ordinary Shares convened by order of the Court pursuant to section 425 of the Act for 11 February 2002, notice of which is set out in the explanatory document relating to the Scheme;
"CREST"	the relevant system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Regulations;
"CRESTCo"	CRESTCo Limited, the operator of CREST;
"David Nish Shares"	means the 2,114 THUS Ordinary Shares held by David Nish, together with any further THUS Ordinary Shares allotted and issued to David Nish before the Scheme Record Time (including, without limitation, pursuant to the Open Offer);
"Demerger"	the intended disposal of the ScottishPower Group's shareholdings in THUS (which will, after the Scheme becomes effective, be represented by THUS Group Shares) by way of a dividend in specie to Scottish Power plc shareholders, as announced by Scottish Power plc on 18 January 2002;
"Effective Date"	the date on which the Scheme becomes effective by the delivery to the Registrar of Companies of the Court Order sanctioning the Scheme;
"Enlarged Issued Ordinary Share Capital"	the total issued ordinary share capital of THUS as enlarged by the issue of the Open Offer Shares;
"Existing Ordinary Shares"	all issued and fully paid THUS Ordinary Shares at the Record Date;
"Existing Preference Shares"	all issued and fully paid THUS Preference Shares at the Record Date;
"Extraordinary General Meeting"	the extraordinary general meeting of the Company to be held on 11 February 2002;
"Greenhill"	Greenhill & Co. International LLP;
"Lenders"	the providers of the Bank Facility;

"Listing Particulars"	the listing particulars dated 18 January 2002 relating to THUS Group and the THUS Group Ordinary Shares prepared in accordance with the listing rules of the UK Listing Authority;
"New Ordinary Shares"	new THUS Ordinary Shares with a nominal value of 2.5 pence each in the share capital of THUS to be issued pursuant to the Open Offer at the Offer Price;
"Offer Price"	48 pence per New Ordinary Share;
"Official List"	the Official List of the UK Listing Authority;
"Open Offer"	the open offer of the Open Offer Shares to Qualifying Shareholders;
"Open Offer Shares"	573,042,580 New Ordinary Shares to be offered to Qualifying Shareholders in the Open Offer at the Offer Price;
"Public Ordinary Shares"	means the THUS Ordinary Shares: a. in issue at the Voting Record Time; and b. issued thereafter and before the Scheme Record Time in respect of which the original or any subsequent holder has agreed to be bound by this Scheme (including, without limitation, THUS Ordinary Shares issued pursuant to the Open Offer), other than any ScottishPower Ordinary Shares;
"Qualifying Public Shareholders"	Qualifying Shareholders other than ScottishPower and Scottish Power plc;
"Qualifying Shareholders"	THUS Shareholders on the register of members of the Company at the Record Date save that Scottish Power plc shall be treated as the Qualifying Shareholder in respect of the 353,396,513 THUS Ordinary Shares and the 25,000,000 THUS Preference Shares currently held by ScottishPower, following the transfer to it of those shares;
"Record Date"	close of business on 11 January 2002;
"Resolutions"	the resolutions to be proposed at the Extraordinary General Meeting;
"Scheme" or "Scheme of Arrangement"	the scheme of arrangement pursuant to section 425 of the Act to introduce THUS Group as the holding company of THUS;
"Scheme Ordinary Shares"	the Public Ordinary Shares and the ScottishPower Ordinary Shares;
"Scheme Record Date"	the business day immediately preceding the Effective Date;
"Scheme Record Time"	6.00 p.m. on the Scheme Record Date;
"Scheme Shareholder"	a holder of Scheme Shares as at the Scheme Record Time;
"Scheme Shares"	the Scheme Ordinary Shares and the ScottishPower Preference Shares;
"ScottishPower"	Scottish Power UK plc (incorporated and registered in Scotland under the Act with Registered Number SC117120), whose registered office is situated at 1, Atlantic Quay, Glasgow, G2 8SP;
"ScottishPower Facility"	the existing £320 million loan facility provided by ScottishPower to THUS and which ScottishPower intends to assign to Scottish Power plc prior to completion of the Open Offer;
"ScottishPower Group"	ScottishPower and its subsidiary and parent undertakings, other than THUS and its subsidiary undertakings;
"ScottishPower Ordinary Shares"	the 353,396,513 THUS Ordinary Shares held at the date of this announcement by ScottishPower (and which ScottishPower intends to transfer to Scottish Power plc prior to the Scheme Record Time), together with any further THUS Ordinary Shares allotted and issued to members of the ScottishPower Group (including, without limitation, pursuant to the Open Offer) before the Scheme Record Time in respect of which the relevant member of the ScottishPower Group has, pursuant to the Underwriting Agreement or otherwise in writing, agreed to be bound by the Scheme, and the David Nish Shares;
"ScottishPower Preference Shares"	the 25,000,000 THUS Preference Shares held at the date of this announcement by ScottishPower (and which ScottishPower intends to transfer to Scottish Power plc prior to the date of the Court Meeting);
"Scottish Power plc"	Scottish Power public limited company (incorporated and registered in Scotland under the Act with registered number SC193794), the parent company of ScottishPower;

"Scottish Power plc Capital Reduction"	the reduction of Scottish Power plc's share premium account, proposals relating to which were announced by Scottish Power plc on 19 December 2001;
"THUS" or the "Company"	THUS public limited company (incorporated and registered in Scotland under the Companies Act 1985 with Registered Number SC192666);
"THUS Group"	THUS Group public limited company (incorporated and registered in Scotland under the Act with registered number SC226738);
"THUS Group Ordinary Shares"	ordinary shares of 2.5 pence each in the share capital of THUS Group;
"THUS Group Preference Shares"	cumulative participating non-redeemable preference shares of £1 each in the share capital of THUS Group;
"THUS Group Shares"	THUS Group Ordinary Shares and THUS Group Preference Shares;
"THUS Ordinary Shares"	ordinary shares with a nominal value of 2.5 pence each in the share capital of THUS;
"THUS Preference Shares"	cumulative participating non-redeemable preference shares with a nominal value of £1 each in the capital of THUS;
"THUS Shareholders" or "Shareholders"	holders of THUS Shares;
"THUS Shares"	THUS Ordinary Shares and THUS Preference Shares;
"UK Listing Authority"	the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 and in the exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part VI of the Financial Services and Markets Act 2000;
"Underwriting Agreement"	the underwriting agreement dated 18 January 2002 between Scottish Power plc and the Company;
"Voting Record Time"	11:00 a.m. on 9 February 2002 or, in the event that the Court Meeting is adjourned, 48 hours before the time appointed for any adjourned meeting.

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Company	Thus PLC
TIDM	THUS
Headline	Holding(s) in Company
Released	18:19 24 Jan 2002
RNS Number	4800Q

RNS Number:4800Q
Thus PLC
24 January 2002

LETTER TO: THUS PLC

DATED 18 JANUARY 2002

THUS PLC (THE "COMPANY") SEDOL 0877389

This notification is prompted by purchases totalling 1,063,324 on 17 January 2002.

This notification relates to issued ordinary shares of GBP 0.025 each in the capital of the Company (the "shares") and is given in fulfilment of the obligations imposed by sections 198 to 202 of the Companies Act 1985 (the "Act").

1. Notification on behalf of Morley Fund Management Limited (a subsidiary of CGNU Plc).

1.1 We hereby notify you on behalf of Morley Fund Management Limited that immediately after the time when the obligation to make this notification arose Morley Fund Management Limited were interested in 21,252,957 shares.

1.2 The identity of the registered holders of the shares to which this notification relates and the number of shares held by each of them are set out in the Appendix below: Morley Fund Management Limited.

2. Notification on behalf of CGNU plc.

2.1 We hereby notify you on behalf of CGNU plc that immediately after the time when the obligation to make this notification arose CGNU plc were interested in 21,252,957 shares giving the CGNU group a total percentage interest in the shares of 3.01%.

2.2 The identity of the registered holders of the shares to which this notification relates and the number of shares held by each of them are set out in the Appendix below: CGNU plc.

If you require further information as to which companies in the CGNU group hold interests in the shares (by virtue of s.203 of the Act) please submit a written request and we will be happy to supply this information.

We are only required to notify interests which are defined as material interests when the holding is equal to 3% or more of the Company's relevant share capital. The term material interests exclude certain categories where we do not hold a beneficial interest, for example where the shares are held in an Authorised Unit Trust Scheme or Open Ended Investment Company. Holdings in those categories are therefore not included in the holding notified under this letter. If you wish us to confirm the level of holdings in these categories, please let us know.

LETTER FROM: CGNU PLC

The Company Secretary
Thus plc

18 January 2002

APPENDIX: MORLEY FUND MANAGEMENT LIMITED

REGISTERED HOLDERS	NUMBER OF SHARES HELD	
BNY Norwich Union Nominees Ltd	6,861,199	(Material)
Chase GA Group Nominees Ltd	8,668,483	(Material)
CUIM Nominee Ltd	5,309,670	(Material)
RBSTB Nominees Ltd	413,605	(Material)

TOTAL PERCENTAGE INTEREST OF MORLEY FUND MANAGEMENT LIMITED: 3.01%

ISSUED SHARE CAPITAL ON WHICH THIS NOTIFICATION IS BASED: 705,483,871

The Company Secretary
Thus plc

18 January 2002

APPENDIX: CGNU PLC

REGISTERED HOLDERS	NUMBER OF SHARES HELD	
BNY Norwich Union Nominees Ltd	6,861,199	(Material)
Chase GA Group Nominees Ltd	8,668,483	(Material)
CUIM Nominee Ltd	5,309,670	(Material)
RBSTB Nominees Ltd	413,605	(Material)

TOTAL PERCENTAGE INTEREST OF CGNU PLC: 3.01%

ISSUED SHARE CAPITAL ON WHICH THIS NOTIFICATION IS BASED: 705,483,871

LETTER TO: THUS PLC

DATED 17TH JANUARY 2002

Notification of Interest in Shares pursuant to Part VI of the Companies Act 1985 (as amended)

In accordance with Part VI of the Companies Act 1985 (as amended), please note that I have been made aware, as of the date of this letter, that the interests of Cater Allen International Limited (CAIL) in the ordinary shares of Thus plc has increased to above 3% of the issued share capital of that class.

This holding has arisen from a stock borrowing and lending position done under the approved Master Equity and Fixed Interest Lending Agreement as a principal trading member of the London Stock Exchange. Because of the nature of the holding, declared under the Act, we can state that we have no interest or voting capability in the said ordinary shares.

LETTER FROM: Michael R Carter
Compliance Officer
Cater Allen International Limited

This information is provided by RNS
The company news service from the London Stock Exchange

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02 FEB 25 AM 8:25

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Company	Thus PLC
TIDM	THUS
Headline	3rd Quarter Results Summary
Released	07:00 25 Jan 2002
RNS Number	4959Q

25 January 2002

THUS PLC

SUMMARY RESULTS AND TRADING UPDATE

QUARTER ENDED 31 DECEMBER 2001

EBITDA positive year to date

Highlights

- Refinancing and proposed demerger announced which, on completion, will enable THUS to fully fund its business plan
- Third quarter turnover from ongoing operations[1] up 30% year on year to £74.5 million and up 5% on quarter two (total turnover £75.3 million)
- Third quarter EBITDA £6.6 million[2]. THUS now EBITDA positive for the year to date and on track to deliver positive EBITDA for the year as a whole

Commenting on the results, William Allan, Chief Executive said:

"During the third quarter, THUS took a significant step forward in announcing proposals for a new capital structure. These include a £275 million Open Offer, now underway, the repayment and cancellation of the ScottishPower loan facility, the introduction of an underwritten £90 million third party bank facility and the proposed Demerger by Scottish Power plc of its shareholdings in THUS. The Board believes that, when completed, these proposals will leave the Company fully funded through to the point that it becomes cashflow positive with a level of gearing which is low in the context of the Company's competitors.

"The results announced today are another positive step forward. Against challenging market conditions, we have achieved continued growth and strong margin improvement and, as a result, we are now EBITDA positive for the year to date. We look forward to the future with confidence."

For further information please contact:

THUS plc

John Maguire, Chief Financial Officer	020 7763 3126
Ian Hood, Director of Corporate Communications	07970 766169
Kathryn Rhinds, Investor Relations Manager	020 7763 3126

Smithfield Financial

John Antcliffe / Mark Woolfenden	020 7360 4900

An analysts' presentation will be held this morning at 9.00 for 9.30am at The City Presentation Centre, 4 Chiswell Street, London EC1Y 4UP.

Financial and Operating Review

Overview

The financial performance for the quarter ended 31 December 2001 has demonstrated both the scalability of our core business and increasing operational efficiency, with a £15.4 million year on year improvement in third quarter revenue contributing to an £11.3 million improvement in EBITDA.

Total third quarter turnover grew by 26% to £75.3 million year on year and by 2% on quarter two. More importantly, revenue growth from ongoing operations[1] was up 30% to £74.5 million year on year and by 5% compared with quarter two.

The cost of sales, excluding depreciation, was £45.8 million, representing 61% of sales. This was down from 67% in the third quarter last year and 65% in the second quarter of the current financial year, principally as a result of improved data traffic routing following completion of the core national network. Selling, distribution and administration costs, excluding depreciation, were £22.9 million, representing 30% of sales, down from 40% in the third quarter last year and 34% in quarter two.

This combination of increasing revenue and tight cost control delivered EBITDA for the quarter of £6.6 million[2], compared with negative £4.7 million for the corresponding quarter last year and £0.6 million in quarter two. As a result, THUS is EBITDA positive for the year to date.

Third quarter gross profit increased to £19.0 million, up 32% year on year and 23% compared with quarter two, with the gross margin improving to 25% compared with 21% in quarter two. The operating loss at £10.8 million[2] was reduced by 22% year on year and by 33% compared with the previous quarter.

Cash inflow from operating activities was £17.8 million for the quarter and

£1.7 million year to date.

As expected, capital expenditure for the quarter was £22.2 million, tightly focused on direct revenue generating activities, including metropolitan area network completion and customer connections.

Net debt at 31 December 2001 was £256 million compared with £242 million at

30 September 2001.

Segmental analysis of turnover

Data and telecoms

Third quarter data and telecoms turnover increased 59% to £42.0 million compared with the corresponding period last year, with core business services up 72% year on year to £37.7 million and up 4% on quarter two.

Turnover from the ScottishPower Facilities Management contract was £4.0 million, flat compared with the third quarter last year and down 23% on quarter two, reflecting the seasonal nature of the contract.

Turnover from the residential telephone service was £0.3 million.

Internet

Third quarter Internet turnover grew 9% year on year to £22.2 million and 14% compared with the second quarter. Strong growth was recorded in business oriented Internet services, up 17% year on year to £9.6 million and up 4% on quarter two.

In the more traditional service areas, dial-up termination revenues grew to

£7.4 million, up 23% year on year and 45% on quarter two as more traffic was captured on the expanded network. Dial-up subscription revenues were £5.2 million, flat against the previous quarter. Growth in this area is expected to be restored following the launch of the new Apple Mac OS operating system in January, within which THUS's Demon Internet brand is the default ISP in Apple's Internet Setup Software.

Contact centre

Third quarter Contact Centre sales were stable on quarter two at £6.4 million. This reflects the termination of low margin contracts and our increased focus on the premium call centre market.

Interactive

Interactive contributed £4.7 million to turnover in the third quarter, of which £4.2 million came from Creative services and £0.5 million from Branded and Media sales. Negotiations for the sale of our Creative business are continuing in line with plan and we are now in exclusive negotiations with a preferred bidder. We expect to announce the completion of the sale before the end of the financial year.

Financing

On 19 December 2001, THUS announced a refinancing and proposed demerger by Scottish Power plc of its shareholdings in THUS. This includes a £275 million Open Offer of New Ordinary shares in THUS fully underwritten by ScottishPower, the repayment and cancellation of the existing ScottishPower loan facility (except for a further bridging facility of up to £10 million which would be repaid in full shortly after completion of the Demerger), and the introduction of an underwritten £90 million third party bank facility.

Under the expected refinancing timetable, the Open Offer will close on 6 March 2002 with dealings commencing in the Open Offer shares on 12 March 2002 and the Scheme of Arrangement introducing a new parent company, THUS Group plc, will be effective on 14 March 2002. Scottish Power plc expects to announce the terms and timetable of the proposed Demerger on or about 12 February 2002 with a view to completing the Demerger before 31 March 2002. On 21 January 2002, the shareholders of ScottishPower voted overwhelmingly in favour of a reduction in Scottish Power plc's share premium account, a key step in the proposed Demerger process.

Following the introduction of the Bank Facility and completion of the Open Offer and the proposed Demerger, the Board believes that THUS would be in a position to fully finance its business plan through to the point that it becomes cashflow positive. In addition, THUS would achieve this fully funded status with a level of prospective gearing, which in the opinion of the Board, is low in the context of the Company's competitors and leaves THUS well positioned to fulfil its business plan and capitalise on future opportunities.

Outlook

The Board reiterates its belief that the Company is well placed to deliver the solutions now in demand and expects to report strong revenue growth for the full year and positive EBITDA for the year as a whole.

[1]Excludes sales from Interactive Branded and Media sales sold on 26 October 2001, and from the residential telephone service which ceased on 30 November 2001.

[2]Excludes the gain on sale of Interactive Branded and Media sales

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Company	Thus PLC
TIDM	THUS
Headline	Holding(s) in Company
Released	07:00 29 Jan 2002
RNS Number	6246Q

29 January 2002

THUS plc ("THUS")

THUS was yesterday informed that as at 24 January 2002 Scottish Power plc was interested in 353,396,513 THUS ordinary shares (representing approximately 50.1% of the THUS ordinary shares in issue), by virtue of section 208(5) of the Companies Act 1985. The interest arises pursuant to an intra-group agreement relating to the transfer of, *inter alia*, those shares from Scottish Power UK plc to Scottish Power plc.

The overall interest of Scottish Power plc and its subsidiary companies in THUS remains unchanged.

THUS

John Maguire, Chief Financial Officer	020 7360 4900
Ian Hood, Director of Corporate Communications	07786 171 959
Kathryn Rhinds, Investor Relations Manager	020 7763 3126

<END>

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RNS Full Text Announcement

Company	Thus PLC
TIDM	THUS
Headline	Holding(s) in Company
Released	13:34 8 Feb 2002
RNS Number	2066R

FOR IMMEDIATE RELEASE

-

THUS plc

8 February 2002

THUS plc ("THUS")

THUS was today informed that, as at 6 February 2002, Scottish Power UK plc no longer had a notifiable interest in any shares comprised in the relevant share capital (as defined in section 198 of the Companies Act 1985) of THUS. THUS was also today informed that, as at 6 February 2002, Scottish Power plc was interested in 353,396,513 THUS ordinary shares (representing approximately 50.1% of the THUS ordinary shares in issue) and was the registered holder of those shares.

The overall interest of Scottish Power plc and its subsidiary companies in THUS remains unchanged.

THUS

John Maguire, Chief Financial Officer, 020 7360 4900

Ian Hood, Director of Corporate Communications, 07786 171 959

Kathryn Rhinds, Investor Relations Manager, 020 7763 3126

<END>

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02 FEB 25 AM 8:25

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Company	Thus PLC
TIDM	THUS
Headline	Results of Meetings
Released	13:13 11 Feb 2002
RNS Number	2674R

11 February 2002

THUS plc ("THUS")

Results of Court Meeting and Extraordinary General Meeting

THUS is pleased to announce that, at the Court Meeting held today at 11.00 a.m., the resolution to approve the Scheme of Arrangement (as defined in the circular to shareholders dated 18 January 2002) was passed on a poll by a majority in number representing three-fourths in nominal value of the shares held by those members present and voting, either in person or by proxy, with 133,073,092 votes cast in favour (representing approximately 99.75% of the shares voted) and 329,404 against the resolution (representing approximately 0.25% of the shares voted).

Accordingly THUS is proceeding to make application to the Court of Session in Edinburgh for sanction of the Scheme of Arrangement.

It is hoped that the court hearing will take place on 13 March 2002 and that the Scheme of Arrangement will become effective on 14 March 2002.

Further, THUS announces that, at its Extraordinary General Meeting held today at 11:15 a.m., all the proposed resolutions were duly passed on a show of hands.

- ends -

THUS plc

John Maguire, Chief Financial Officer	020 7763 3126
Ian Hood, Director of Corporate Communications	07970 766 169
Kathryn Rhinds, Investor Relations Manager	020 7763 3126

Smithfield Financial

John Antcliffe/Mark Woolfenden	020 7360 4900

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Company	Thus PLC
TIDM	THUS
Headline	Further re proposed demerger
Released	07:10 12 Feb 2002
RNS Number	3135R

12 February 2002

Not for release, publication or distribution in or into the United States, Canada, Australia, Japan or the Republic of Ireland

THUS plc ("THUS")

Update on Proposed Demerger

On 18 January 2002 we announced the terms and conditions of a refinancing that includes a new underwritten £90 million bank facility, a £275 million open offer fully underwritten by ScottishPower and the proposed demerger of ScottishPower's shareholding in THUS (the "Demerger"). ScottishPower has today announced the terms of the Demerger and the expected timetable to its completion.

Following the completion of THUS's £275 million open offer announced on 18 January 2002 (the "Open Offer"), which is fully underwritten by ScottishPower, and the implementation of a corporate reorganisation to introduce a new group holding company, THUS Group, above THUS (the "Scheme of Arrangement"), ScottishPower will hold between approximately 714.4 million and approximately 926.4 million THUS Group ordinary shares, depending on the take up under the Open Offer by independent THUS shareholders and on whether additional underwriters are obtained. In addition ScottishPower will then hold 25 million THUS Group participating preference shares. The Demerger, if it proceeds, is proposed to be effected, following the Scheme of Arrangement becoming effective, by the payment of a special dividend to ScottishPower ordinary shareholders that will result in the THUS Group ordinary shares and THUS Group participating preference shares then owned by ScottishPower being distributed to ScottishPower ordinary shareholders directly on a pro rata basis. It is proposed that the Demerger would become effective at 4.30 p.m. on 19 March 2002.

The Demerger is conditional, inter alia, upon:

- ScottishPower's share premium account reduction becoming effective. ScottishPower shareholders approved the reduction in ScottishPower's share premium account at an extraordinary general meeting held on 21 January 2002. It is expected that the Court of Session in Edinburgh will confirm the reduction on or about 5 March 2002, following which the share premium account reduction will take effect;
- the passing by ScottishPower ordinary shareholders of the special resolution to amend ScottishPower's Articles of Association to permit the directors of ScottishPower to effect the Demerger, to be proposed at ScottishPower's extraordinary general meeting to be held on 11 March 2002; and
- the Open Offer becoming unconditional in all respects and the Scheme of Arrangement becoming effective. It is expected that the Open Offer will become unconditional on 12 March 2002 and that the Scheme of Arrangement will become effective on 14 March 2002.

Notwithstanding the above, ScottishPower is entitled not to proceed with the Demerger at any time, although it is ScottishPower's present intention that it should be concluded.

Immediately following the Demerger, it is proposed that the shareholders of THUS Group, including ScottishPower ordinary shareholders (who will have become THUS Group shareholders as a consequence of the Demerger), will be asked to vote on the conversion of the THUS Group participating preference shares into THUS Group ordinary shares to avoid ScottishPower ordinary shareholders retaining holdings of unlisted THUS Group participating preference shares whose value may be difficult to realise. The proposed conversion would be effected by way of a redesignation of the THUS Group participating preference shares as new THUS Group ordinary shares and non-voting deferred shares. The non-voting deferred shares would effectively have no value and it is intended that, shortly following the redesignation becoming effective, they will be transferred to THUS Group for no consideration and cancelled.

The number of new THUS Group ordinary shares that will arise on such redesignation has been determined based on a value of 97p per share for the 25,000,000 THUS Group participating preference shares that will be outstanding and a value for the THUS Group ordinary shares of 34.6p each, the average closing mid market price of a THUS ordinary share for the 5 dealing day period ending 11 February 2002. This would result in approximately 70.1 million THUS Group ordinary shares arising out of the redesignation. This represents approximately 5.48 per cent. of the number of THUS Group ordinary shares that will be in issue following completion of the Open Offer and the Scheme of Arrangement becoming effective.

Assuming the redesignation becomes effective, ScottishPower ordinary shareholders would, in aggregate, as a result of the Demerger and the redesignation, receive between approximately 42 and 53 THUS Group ordinary shares for every 100 ScottishPower ordinary shares held at 5.00 p.m. on 15 March 2002 (the "Record Time"). The precise number of THUS Group ordinary shares which ScottishPower ordinary shareholders will receive can only be calculated once the Open Offer has closed. In the event that the redesignation does not proceed, ScottishPower ordinary shareholders would receive between approximately 38 and 50 THUS Group ordinary shares and approximately 1 THUS Group participating preference share for every 100 ScottishPower ordinary shares held at the Record Time.

In connection with the Demerger, ScottishPower ordinary shareholders holding 1,000 or fewer ScottishPower ordinary shares on the register of members at the Record Time (the "Eligible Cash Out Shareholders") can elect to sell their entitlements to THUS Group ordinary shares arising on the Demerger and, if it becomes effective, on the proposed redesignation, free of commission (a "Cash Out Election") and, to the extent that such elections are received, ScottishPower and THUS Group will instruct their brokers to use reasonable endeavours to procure purchasers for those shares. The purpose of the sale is to give the Eligible Cash Out Shareholders the opportunity, market conditions permitting, to sell their THUS Group ordinary shares for cash, without paying commission, instead of retaining a small holding of THUS Group ordinary shares. If the redesignation does not become effective, the THUS Group preference shares that Eligible Cash Out Shareholders will receive under the Demerger will not be sold.

Furthermore, the THUS Group ordinary shares arising on the Demerger and as a result of the redesignation, if it becomes effective, which are received by JPMorgan Chase Bank, the depositary of the ScottishPower ADS programme, (together the "ADS Holders' Shares"), will (subject to market conditions) be sold by the brokers of ScottishPower and THUS Group. This sale will be undertaken on a reasonable endeavours basis, in conjunction with the sale of the THUS Group ordinary shares validly elected to be sold by Eligible Cash Out Shareholders (the "Cash Out Shares").

The price obtained for the Cash Out Shares and the ADS Holders' Shares is not subject to any minimum price but will be dependent upon market demand at the time and may therefore be substantially below the price at which THUS Group ordinary shares will have been trading on the London Stock Exchange's market for listed securities over the period prior to the implementation of such sale.

If there is insufficient market demand for the aggregate number of the Cash Out Shares and ADS Holders' Shares, then the Cash Out Shares will be sold in priority to the sale of ADS Holders' Shares, and accordingly the number of ADS Holders' Shares sold will be reduced first depending on the level of shortfall of market demand. Where there is sufficient market demand for only some of the Cash Out Shares, only that number of shares which matches the market demand will be sold. In such an event, priority in the sale of Cash Out Shares will be given to those Eligible Cash Out Shareholders with the smallest holding of ScottishPower ordinary shares at 5.00 p.m. on 15 March 2002 and thereafter in ascending order of size of holding. In such circumstances some Eligible Cash Out Shareholders who have made a Cash Out Election may receive their entitlements to THUS Group ordinary shares as if they had not made a Cash Out Election.

To the extent that all of the ADS Holders' Shares are not sold in conjunction with the sale of the Cash Out Shares by the close of business on 20 March 2002, JPMorgan Chase Bank will be required to attempt to sell any remaining ADS Holders' Shares in the open market. There is no guarantee that such shares will be able to be sold immediately or that the price at which JPMorgan Chase Bank ultimately sells such shares will not be materially below the price at which THUS Group ordinary shares will have been trading on the London Stock Exchange's market for listed securities over the period prior to the implementation of such sale. In addition there is no guarantee that such a sale will not materially impact the market price for the THUS Group ordinary shares.

A circular containing details of the proposed redesignation of THUS Group participating preference shares as THUS Group ordinary shares (and non-voting deferred shares) and containing notice of an extraordinary general meeting of THUS Group to be held on 19 March 2002 will be available later today for inspection at the UK Listing Authority's Document Viewing Facility. It is expected that the THUS Group circular will be sent to all THUS and ScottishPower shareholders on or about 14 February 2002.

Expected timetable of principal events

Latest time and date for receipt of completed application forms and payment in full in respect of the Open Offer	3.00 p.m. on 6 March 2002
ScottishPower Extraordinary General Meeting	11.00 a.m. on 11 March 2002
Completion of the Open Offer	12 March 2002
Scheme of Arrangement becomes effective	14 March 2002*

Record time for ScottishPower demerger entitlements/cash out election	5.00 p.m. on 15 March 2002*
Cash out election period closes	5.00 p.m. on 15 March 2002
Latest time for receipt of forms of proxy for the THUS Group Extraordinary General Meeting	5.00 p.m. on 17 March 2002
Demerger expected to become effective	4.30 p.m. on 19 March 2002*
THUS Group Extraordinary General Meeting to approve the redesignation of THUS Group participating preference shares	5.00 p.m. on 19 March 2002
THUS Group ordinary shares resulting from the redesignation admitted to the official list and to trading on the London Stock Exchange	8.00 a.m. on 20 March 2002*
THUS Group ordinary shares arising out of the redesignation credited to CREST accounts	20 March 2002*
Certificates in respect of THUS Group ordinary shares arising out of the redesignation to be despatched by	27 March 2002*

* These dates depend on the date of confirmation of the ScottishPower share premium account reduction and the sanction of the Scheme of Arrangement by the Court of Session in Edinburgh. Accordingly such dates are subject to change. Any change will be announced to the London Stock Exchange.

THUS

John Maguire, Chief Financial Officer	020 7360 4900
Ian Hood, Director of Corporate Communications	07786 171 959
Kathryn Rhinds, Investor Relations Manager	020 7763 3126

Greenhill

James Lupton/Torbjorn Wist	020 7440 0400

Hoare Govett

Nigel Mills/Antonia Rowan	020 7678 8000

Investec Henderson Crosthwaite

Jagjit Mundi/Simon Grafftey-Smith	020 7597 5970

Smithfield Financial

John Antcliffe/Mark Woolfenden	020 7360 4900

Greenhill & Co. International LLP has approved the content of this announcement for the purposes of section 21 of the Financial Services and Markets Act 2000. Greenhill & Co. International LLP is acting exclusively for THUS plc and THUS Group plc and no one else in connection with the proposals described in this announcement and will not be responsible to anyone other than THUS plc and THUS Group plc for providing the protections afforded to its clients or for providing advice in relation to such proposals or the contents of this announcement.

The contents of this announcement do not constitute an offer or invitation to acquire shares in THUS plc or THUS Group plc and this announcement should not be relied upon in connection with a decision to acquire any such securities. This announcement does not constitute a recommendation regarding the securities of THUS plc or THUS Group plc.

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B-24

THUS PLC INTERIM REPORT THUS PLC INTERIM REPORT THUS PLC INTERIM REPORT

For The Six Months Ended 30th September 2001

THUS continues to deliver

Highlights

- Turnover of £140.8 million, up 36% year on year and 10% quarter one on quarter two.
- Core business service revenues lead growth, up 62% year on year and 12% quarter one on quarter two.
- Strong EBITDA improvement to negative £1.8 million for the first half, up from negative £17.3 million in the first half of the previous financial year. Second quarter EBITDA positive at £0.6 million.
- Consumer focused Branded and Media Sales divisions sold to iTouch plc (announced 26 October).
- Major new contracts with BT Ignite, Amserve and the London Grid for Learning.
- Demon again voted 'Best ISP' and 'Best Overall ISP'.

Commenting on the results, William Allan, Chief Executive said:

"THUS continues to deliver on its promises. The first half of this financial year was marked by strong growth generated by our core business services where revenues increased by 62% on the corresponding period in the last financial year. Our strategy, outlined at the time of flotation, to focus on delivering high quality reliable services to corporate and small-to-medium enterprise (SME) customers, is delivering results. Overall turnover grew to £140.8 million, up 36% on the corresponding period in the last financial year.

"During the year, we have successfully managed our transition from UK-wide geographic expansion to a more sharply focused sales and marketing led business. Our advanced services, network coverage and quality is yielding significant benefits to both top and bottom line performance. Over the past six months our EBITDA loss has improved over the prior year by 90%, including a positive EBITDA for the second quarter of this year.

"With our core network complete, we have enhanced our sales and marketing and service development capabilities, winning new customers nationwide and strengthening our relationships with increased sales to many of our existing customers.

"Significant new contracts include a contract with BT Ignite to provide UK-wide voice and data services, an agreement with Amserve to provide the service and technology platform behind the next version of Amstrad's e-m@iler all-in-one personal communication centre and an agreement to provide up to 2,700 schools with broadband access as part of the London Grid for Learning project. In addition, we have developed a new co-operative business relationship with Sento Corporation, a US provider of contact centre solutions, which has already resulted in a contract to serve the European customer base of a major manufacturer of PC security software.

"Our focus on new revenue has been complemented by a corresponding control on costs and rationalisation of activities. We have largely completed the disposal of non-core activities including the sale of our Branded and Media Sales businesses to iTouch plc on 26 October and the cessation of a residential telephone service in Scotland with effect from 30 November 2001. These disposals allow us to concentrate management attention on our key products and services and on delivering additional efficiency throughout the business as already evidenced by the continued reduction in selling, distribution and administration expenses, excluding depreciation, as a percentage of revenue.

"Throughout this period of change we continued to deliver industry leading service, a key differentiator for THUS. Our Demon brand was again recognised as 'Best ISP' and 'Best Overall ISP' by PC Pro and The Net magazine, respectively.

"We have previously advised shareholders of our intention to seek additional funds to see the Company through to an expected cash flow positive position in 2004/5. Additional synergies identified in the integration of the three core business units coupled with more efficient use and management of the national network and the re-phasing of capital projects not directly tied to revenue generation, has reduced the Company's funding requirement to lower than previously forecast.

"From our existing £320 million facility from ScottishPower the Company remains fully funded well into the second half of the next financial year. ScottishPower continues to believe in the strategy and is pleased with the Company's continued success in delivering against its business plan. Discussions are ongoing to introduce third party funding into the Company to bridge the gap to "cash flow positive" and, as previously indicated, we expect to announce this arrangement to the market by the end of the Company's current financial year.

"These are strong results produced during a particularly difficult trading period. Nevertheless, during this period we have continued to add strength to our Company and maintain our focus on our customers and our strategy to maintain our quality position in the UK telecommunication and Internet markets, which is a tribute to the strength of our management team and the high quality of our staff. We have the right products and services now delivered to a national market. We are increasingly well positioned to continue our strong growth trajectory in the current market and take immediate advantage of any improvement in market conditions in the year ahead."

Financial and Operating Review

Overview

The results for the six months ended 30 September 2001 demonstrate both faster revenue growth driven by business contracts from new and existing customers and the tightening of operating costs to reduce losses.

First half sales were £140.8 million, up 36% on the first half of the previous year. Within this, second quarter sales grew by 10% to £73.8 million compared with the first quarter and by 38% year on year. Excluding the ScottishPower Facilities Management (SP FM) contract, first half sales grew 41% to £131.0 million, with second quarter sales up 47% year on year.

In line with the Company strategy to focus on Corporate Sales and SME customers, core business revenues for the first half were up 62% year on year to £108.7 million. Turnover for the second quarter was up 12% on the previous quarter and 67% year on year to £57.4 million.

Capital expenditure has declined significantly with the majority focused on customer connections and the completion of the remaining sections of the metropolitan area networks. First half capital expenditure was £37.6 million, 50% below the corresponding figure in the previous year. It is expected that capital expenditure for the full year will not exceed £80.0 million.

The Company delivered positive EBITDA of £0.6 million in the second quarter compared to negative £2.4 million in the first quarter. This was accomplished despite additional costs of running two parallel networks until full traffic migration onto THUS's network is completed in the second half of the financial year. First half EBITDA was negative £1.8 million, representing a 90% year on year improvement.

Selling, distribution and administration expenses, excluding depreciation, for the second quarter were £25.2 million, representing 34% of revenue.

Segmental analysis of turnover

Data and telecoms

Data and telecoms turnover for the second quarter, excluding the SP FM contract, increased by 16% on quarter one to £36.7 million. Turnover for the first half increased 122% year on year to £68.3 million. The number of directly switched business lines grew by 11% over the previous quarter and 27% year on year.

Second quarter turnover from the SP FM contract was up 13% on the previous quarter but at £5.2 million was down 21% year on year. First half turnover was down 12% on the previous year at £9.8 million.

Internet

Total Internet revenues for the half year grew by 2% year on year to £38.0 million with second quarter sales growing by 9% year on year to £19.5 million and by 5% quarter on quarter. Overall growth has been affected by the expected decrease in ingress receipts, which is now stable and is expected to increase in quarter three, and a decline in the dial up subscriber base, both of which impact on revenues primarily associated with the non-core residential user base. An expected reversal in decline of the Demon dial up subscriber base, as a result of an alliance with Apple announced on 30 May 2001, is not expected now until the third quarter of this financial year. Apple has advised the Company that new software, which will make THUS's Demon Internet brand the exclusive ISP in Apple's Internet Setup Software, will not be implemented before January 2002.

Business orientated Internet services continued to grow strongly, exhibiting a 38% year on year increase in the half year to £17.2 million and quarter one on quarter two growth of 15%. Including the proportion of dial up and ingress revenues attributable to business customers, it is estimated that 75% of second quarter Internet revenues were generated from business sources, compared with 67% a year ago. Asymmetric Digital Subscriber Line (ADSL) subscriptions show encouraging growth, up 49% on the previous quarter, to just under 2,700. Leased line customers grew 31% on the corresponding half in the last financial year and 2%, to 1,812, on the previous quarter. Additionally, Internet usage per month

grew in the quarter to 40.9 hours per user, an increase of 10% on the previous quarter and 86% year on year.

Contact Centre

Following a programme of rationalisation in our Contact Centre business we have strengthened the relationship with key customers and terminated low margin contracts to focus activity on the premium contact centre market. As a result, Contact Centre sales in the first half at £13.0 million, split evenly between quarters one and two, do not reflect the growth experienced in key accounts. We look forward to further progress with key and new accounts as the refined strategy takes effect.

Interactive

On 26 October 2001, we announced the sale of the Branded and Media Sales trade and trading assets of our Interactive Services Division for £3.5 million in cash. In addition to the cash consideration, THUS also entered into an agreement with iTouch plc for the disposal of one of its central London offices, assigning the remaining 14 year lease on the property to iTouch avoiding an annual charge of £0.4 million. Negotiations are ongoing for the remaining assets, Creative, and we expect to reach a successful conclusion in the near term.

Infrastructure

Full migration of traffic to the new network is on track. During the quarter, the percentage of dial up traffic terminated on the network was 78%, compared to 70% in the previous quarter and 53% a year ago.

New services

During the period THUS introduced three new services designed to fill the remaining gaps in its service portfolio:

- ultra-high speed Internet access services. This is a new service targeted at larger SMEs, large business enterprises and non-commercial organisations. The nationwide service initially provides bandwidth options of 34 Mbps and 45 Mbps over permanent, un-metered optical fibre connections. An option running at 155 Mbps is also in development.

- Demon Express portfolio of ADSL Internet access services. These are specifically tailored to the needs of SMEs and small office/home office (SOHO) businesses.

- a new portfolio of off-the-shelf web hosting services aimed at meeting the Internet and e-business needs of corporates and SMEs and designed to expand the market for hosting solutions by proving more cost effective alternatives.

Significant new business

In addition to the expanded and renewed contracts with the BBC, Torex, Royal Bank of Scotland, Compaq and the US Embassy announced previously, new contracts include:

- BT Ignite - provision of UK-wide voice and data services;
- Amserve - an agreement to provide the service and technology platform behind Amstrad's e-m@iler all-in-one personal communication centre;
- London Grid for Learning - a range of broadband core and access circuits to provide links for up to 2,700 schools as part of the project;
- London Internet Exchange (LINX) - additional dedicated optical fibre for LINX which handles 90% of UK Internet traffic, connecting its facilities at several London-based telehotels;
- West Sussex County Council – indirect access to council sites;
- Sento - a contract to serve the European customer base of a major manufacturer of PC security software.

Deferred Tax

The comparative results for the six months ended 30 September 2000 and the year ended 31 March 2001, on page 6, have been adjusted to reflect the revision to accounting standards in respect of deferred tax, effective for this financial year.

Previously provision for deferred tax was made only where there was a likelihood a future cash tax liability would arise. With effect from 1 April 2001, full provision for deferred tax must be made. The adjustment does not impact current period results or cash flow or prior period operating results.

Depreciation

The increase in depreciation charge between the six months ended 30 September 2001 and the comparative period reflecting the charge for the national network and accelerated write down of non-core assets where value exceeds future revenue streams.

Financing and Outlook

From our existing £320 million facility from ScottishPower the Company remains fully funded well into the second half of the next financial year. ScottishPower continues to believe in the strategy and is pleased with the Company's continued success in delivering against its business plan. Discussions are ongoing to introduce third party funding into the Company to bridge the gap to "cash flow positive" and, as previously indicated, we expect to announce this arrangement to the market by the end of the Company's current financial year.

Over the last quarter we have experienced a change in emphasis from some new and existing customers with greater focus now placed on projects that can drive cost and efficiency benefits in their own businesses.

The Company believes that with its expanded portfolio and development expertise it is well placed to address changing market conditions. Accordingly, despite the current trading environment, the Board believes the Company is well placed to deliver the solutions now in demand and expects to report strong revenue growth for the full year and positive EBITDA for the year as a whole.

Thus plc

Group Profit and Loss Account
for the six months ended 30 September 2001

	Notes	**First half 2001-02 £'000**	First half 2000-01 Restated (Note 3) £'000	Full year 2000-01 Restated (Note 3) £'000
Turnover from continuing operations	2	**140,790**	103,865	233,842
Cost of sales		**(113,012)**	(77,489)	(173,318)
Gross profit from continuing operations		**27,778**	26,376	60,524
Selling and distribution		**(17,856)**	(21,231)	(38,406)
Administration expenses		**(42,706)**	(40,774)	(80,074)
Operating loss on ordinary activities before interest		**(32,784)**	(35,629)	(57,956)
Net interest charge		**(9,970)**	(1,641)	(8,987)
Loss on ordinary activities before taxation		**(42,754)**	(37,270)	(66,943)
Taxation on loss on ordinary activities	4	**-**	13,535	13,827
Loss after taxation		**(42,754)**	(23,735)	(53,116)
Minority interest		**599**	404	1,073
Loss for the period		**(42,155)**	(23,331)	(52,043)
Appropriations – non equity	6	**(1,250)**	(1,250)	(2,500)
Loss retained		**(43,405)**	(24,581)	(54,543)
Loss per ordinary share (pence)	5	**(6.33)**	(3.50)	(7.84)
Diluted loss per ordinary share (pence)	5	**(6.33)**	(3.50)	(7.84)

The Notes on pages 10 to 13 form part of these Accounts.

Thus plc

Statement of Total Recognised Gains and Losses
for the six months ended 30 September 2001

	Note	First half 2001-02 £'000	First half 2000-01 Restated (Note 3) £'000	Full year 2000-01 Restated (Note 3) £'000
Loss for the period		**(42,155)**	(23,331)	(52,043)
Currency translation differences on overseas net assets		**(71)**	76	394
Total recognised losses for the period		**(42,226)**	(23,255)	(51,649)
Prior period adjustment	3	**13,535**	-	-
Total losses recognised since the last annual report		**(28,691)**	(23,255)	(51,649)

Reconciliation of Movements in Shareholders' Funds
for the six months ended 30 September 2001

	Notes	First half 2001-02 £'000	First half 2000-01 Restated (Note 3) £'000	Full year 2000-01 Restated (Note 3) £'000
Loss for the period		**(42,155)**	(23,331)	(52,043)
Appropriations – non equity	6	**(1,250)**	(1,250)	(2,500)
Loss retained		**(43,405)**	(24,581)	(54,543)
Currency translation differences on overseas net assets		**(71)**	76	394
Reversal of appropriations – non equity	6	**1,250**	1,250	2,500
Net movement in shareholders' funds		**(42,226)**	(23,255)	(51,649)
Opening shareholders' funds (prior period restated)	3	**282,964**	334,613	334,613
Closing shareholders' funds		**240,738**	311,358	282,964

The Notes on pages 10 to 13 form part of these Accounts.

Thus plc

Group Balance Sheet
as at 30 September 2001

	30 September 2001 £'000	30 September 2000 £'000	31 March 2001 £'000
Fixed assets			
Intangible assets	**538**	1,016	486
Tangible assets	**471,763**	403,178	467,500
Investments	**24,250**	14,781	24,250
	496,551	418,975	492,236
Current assets			
Stocks	**10,269**	9,270	10,741
Debtors:			
- Other debtors	**95,565**	66,267	92,480
- Funds deposited with ScottishPower	**3,800**	4,602	17,550
	99,365	70,869	110,030
Cash at bank and in hand	**2,589**	2,192	3,484
Total current assets	**112,223**	82,331	124,255
Creditors: amounts falling due within one year			
Other creditors	**(121,105)**	(102,411)	(145,798)
Loans and other borrowings	**(3,834)**	(2,902)	(3,900)
Total creditors falling due within one year	**(124,939)**	(105,313)	(149,698)
Net current liabilities	**(12,716)**	(22,982)	(25,443)
Total assets less current liabilities	**483,835**	395,993	466,793
Creditors: amounts falling due after more than one year			
Loans and other borrowings:			
- ScottishPower loan account	**(240,600)**	(80,600)	(180,600)
- Loans and other borrowings	**(4,253)**	(4,354)	(4,306)
Total creditors falling due after more than one year	**(244,853)**	(84,954)	(184,906)
Provisions for liabilities and charges	**(127)**	(270)	(195)
Deferred income	**(1)**	(27)	(13)
Net assets	**238,854**	310,742	281,679
Capital and reserves			
Called-up share capital	**42,637**	42,637	42,637
Share premium	**307,933**	307,933	307,933
Profit and loss account	**(109,832)**	(39,212)	(67,606)
Shareholders' funds	**240,738**	311,358	282,964
Equity minority interest	**(1,884)**	(616)	(1,285)
Capital employed	**238,854**	310,742	281,679
Equity Shareholders' funds	**210,861**	283,981	254,337
Non equity Shareholders' funds	**29,877**	27,377	28,627
Total Shareholders' funds	**240,738**	311,358	282,964

The Notes on pages 10 to 13 form part of these Accounts.

Approved by the Board on 2 November 2001 and signed on its behalf by

William Allan
Chief Executive

John Maguire
Chief Financial Officer

Thus plc

Group Cash Flow Statement
for the six months ended 30 September 2001

	Notes	First half 2001-02 £'000	First half 2000-01 £'000	Full year 2000-01 £'000
Cash (outflow) / inflow from continuing operating Activities	7	**(16,140)**	10,677	2,468
Returns on investments and servicing of finance		**(9,415)**	(1,448)	(8,373)
Taxation – group relief received		**-**	-	6,597
Free cash flow		**(25,555)**	9,229	692
Capital expenditure and financial investment		**(48,971)**	(113,793)	(191,966)
Cash flow before acquisitions		**(74,526)**	(104,564)	(191,274)
Acquisitions *		**-**	(1,000)	(1,000)
Cash flow before management of liquid resources		**(74,526)**	(105,564)	(192,274)
Management of liquid resources		**13,750**	24,931	11,983
Cash outflow before financing		**(60,776)**	(80,633)	(180,291)
Financing		**59,952**	81,857	182,563
(Decrease) / increase in cash in the period	8	**(824)**	1,224	2,272

Free cash flow represents cash flow from continuing operating activities after adjusting for returns on investments and servicing of finance and taxation.

* There were no acquisitions in any of these periods. The cash outflow in respect of acquisitions represents payments of deferred considerations.

Reconciliation of Net Cash Flow to Movement in Net Debt
for the six months ended 30 September 2001

	Note	First half 2001-02 £'000	First half 2000-01 £'000	Full year 2000-01 £'000
(Decrease) / increase in cash in the period	8	**(824)**	1,224	2,272
Cash inflow from increase in debt	8	**(59,952)**	(81,857)	(182,563)
Cash inflow from decrease in liquid resources	8	**(13,750)**	(24,931)	(11,983)
Movement in net debt in the period	8	**(74,526)**	(105,564)	(192,274)
Net (debt) / funds at the beginning of the period	8	**(167,772)**	24,502	24,502
Net debt at the end of the period	8	**(242,298)**	(81,062)	(167,772)

The Notes on pages 10 to 13 form part of these Accounts.

Thus plc

Notes to the Accounts
for the six months ended 30 September 2001

1 Basis of preparation

These interim Accounts have been prepared on the basis of accounting policies consistent with those set out in the Annual Report and Accounts for the year ended 31 March 2001, except for the adoption of FRS 19 "Deferred Tax". FRS 19 has been adopted with effect from 1 April 2001. As a result of applying FRS 19 a prior period adjustment has been recognised as disclosed in Note 3 to the Accounts.

The interim Accounts are unaudited but have been formally reviewed by the auditors and their report to the Company is set out on page 14.

The information shown for the year ended 31 March 2001 does not constitute statutory Accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the full Accounts for the year ended 31 March 2001 filed with the Registrar of Companies. The report of the auditors on those Accounts was unqualified and did not contain a statement under either Section 237 (2) or Section 237 (3) of the Companies Act 1985.

2 Segmental reporting

Turnover has been analysed below between Internet services, interactive services, data and telecom services, and contact centre services. The Directors consider these to be the same class of business and accordingly no segmental analysis of operating loss or net assets has been given.

	First half 2001-02 £'000	First half 2000-01 £'000	Full year 2000-01 £'000
Turnover analysis			
Internet services	**37,941**	37,261	76,103
Interactive services	**11,696**	11,581	22,734
Data and telecom services	**78,120**	41,893	107,486
Contact centre services	**13,033**	13,130	27,519
	140,790	103,865	233,842
Turnover by origin			
United Kingdom	**138,123**	101,154	228,590
Europe	**2,667**	2,711	5,252
	140,790	103,865	233,842
Turnover by destination			
United Kingdom	**137,934**	100,917	227,795
Europe	**2,856**	2,948	6,047
	140,790	103,865	233,842

Thus plc

Notes to the Accounts
for the six months ended 30 September 2001

3 Prior period adjustment

The group has changed its accounting policy for deferred tax following the adoption of FRS 19 "Deferred Tax".

In prior periods provision for deferred tax was only made where there was a probability that a liability would crystallise in the foreseeable future, in accordance with accounting standards in force at that time. The prior period adjustment reflects the impact of restating the provision, which gave rise to a provision of £13,535,000 at 1 April 2000, and movements thereon in accordance with FRS 19. The effect of the adjustment was to reduce the basic and diluted loss per ordinary share by 1.95p and 1.93p for the year ended 31 March 2001 and for the period ended 30 September 2000 respectively.

The effect of this adjustment on the 2000-01 group profit and loss accounts is summarised below:

	First half 2000-01 £'000	Full year 2000-01 £'000
Increase in tax credit	13,535	13,535
Decrease in loss for the period / year	13,535	13,535

There has been no effect on the group balance sheet at 30 September 2000 and 31 March 2001 following this adjustment.

4 Taxation

Taxation on the loss for the period / year:	Note	**First half 2001-02 £'000**	First half 2000-01 Restated (Note 3) £'000	Full year 2000-01 Restated (Note 3) £'000
Adjustments in respect of prior year		-	-	292
Deferred taxation	3	-	13,535	13,535
		-	13,535	13,827

No taxation charge is required for the period due to the availability of taxation losses. No provision for deferred taxation is considered necessary at 30 September 2001, since accumulated taxation losses are expected to offset any reversal of accelerated capital allowances.

Notes to the Accounts
for the six months ended 30 September 2001

5 Loss per ordinary share

Loss per ordinary share has been calculated in accordance with FRS 14 "Earnings per Share" for all periods by dividing the loss for the period, after non equity appropriations, by the weighted average number of ordinary shares in issue during the period, based on the following information:

	First half 2001-02 £'000	First half 2000-01 Restated (Note 3) £'000	Full year 2000-01 Restated (Note 3) £'000
Loss for the period after non equity appropriations	**(43,405)**	(24,581)	(54,543)
Basic weighted average share capital (number of shares, thousands)	**685,604**	701,315	695,353
Diluted weighted average share capital (number of shares, thousands)	**685,604**	701,315	695,353

The basic weighted average share capital excludes shares held by the Company under Trust in connection with the Employee Share Schemes. The impact of the share options is antidilutive and has therefore been excluded from the calculation of diluted weighted average share capital.

6 Appropriations – non equity

	First half 2001-02 £'000	First half 2000-01 £'000	Full year 2000-01 £'000
Appropriations:			
Cumulative participating non-redeemable preference shares			
10% Cumulative preferential appropriation	**1,250**	1,250	2,500

In accordance with the provisions of FRS 4 "Capital Instruments", the cumulative participating non-redeemable preference shares have been classified as non equity and the Company has, therefore, appropriated through the profit and loss account an amount equal to the preference share dividends for the period. As the Company did not have sufficient distributable reserves in order to pay such preference share dividends, the amount was credited back in the profit and loss account reserve. This amount has been included in the balance of non equity interests on the face of the Balance Sheet.

7 Reconciliation of operating loss to net cash (outflow) / inflow from continuing operating activities

	First half 2001-02 £'000	First half 2000-01 £'000	Full year 2000-01 £'000
Operating loss	**(32,784)**	(35,629)	(57,956)
Depreciation of tangible fixed assets	**30,924**	17,696	35,359
Amortisation of intangible fixed assets	**72**	653	1,182
Loss on disposal of tangible fixed assets	**-**	438	438
Release of government grant deferred income	**(12)**	(15)	(29)
Movements in provisions for liabilities and charges	**(68)**	(410)	(485)
Decrease / (increase) in stocks	**472**	(590)	(2,061)
(Increase) / decrease in debtors	**(3,111)**	8,551	(23,960)
(Decrease) / increase in creditors	**(11,633)**	19,983	49,980
Net cash (outflow) / inflow from continuing operating activities	(16,140)	10,677	2,468

Thus plc

Notes to the Accounts
for the six months ended 30 September 2001

8 Analysis of net debt

	At 1 April 2001 £'000	Cashflow £'000	At 30 September 2001 £'000
Cash at bank and in hand	3,484	(895)	**2,589**
Overdrafts	(244)	71	**(173)**
	3,240	(824)	**2,416**
Loan notes - due within one year	(3,560)	-	**(3,560)**
ScottishPower loan account – due after one year	(180,600)	(60,000)	**(240,600)**
Finance leases	(4,402)	48	**(4,354)**
	(188,562)	(59,952)	**(248,514)**
Funds deposited with ScottishPower	17,550	(13,750)	**3,800**
Total	**(167,772)**	**(74,526)**	**(242,298)**

9 Contingent liabilities

There have been no material changes to the Group's contingent liabilities disclosed in the Annual Report and Accounts for the year ended 31 March 2001.

10 Ultimate holding company

Thus plc is a majority owned subsidiary of Scottish Power UK plc which is, in turn, a wholly owned subsidiary of Scottish Power plc.

Copies of the ultimate holding company's consolidated Interim Report and Accounts may be obtained from The Secretary, Scottish Power plc, 1 Atlantic Quay, Glasgow, G2 8SP.

Independent Review Report to Thus plc

Introduction

We have been instructed by the Company to review the financial information set out on pages 6 to 13 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' Responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding Annual Accounts except where any changes, and the reasons for them, are disclosed.

Review Work Performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review Conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2001.

PricewaterhouseCoopers
Chartered Accountants
Glasgow
2 November 2001

Notes:

a) The maintenance and integrity of the Thus plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Thus plc

Shareholder and Contact Information

Financial Calendar

2002

January / February	Third Quarter Summary Results and Trading Update for the quarter ending 31 December 2001
May	Preliminary Results for the year ending 31 March 2002
June	Annual Report
July	Annual General Meeting

Shareholder Information

Dividend
The Directors have not recommended the payment of an interim dividend for the six months ended 30 September 2001.

Listing
Ordinary shares of Thus plc are traded on the London Stock Exchange.

Registrars
For administrative enquiries relating to shareholdings please contact:
The Registrar, Lloyds TSB Registrars Scotland, 117 Dundas Street, Edinburgh, EH3 5ED.
Tel: 0870 601 5366, Fax: 0870 900 0030

Share Dealing
Thus plc's shares may be brought or sold at competitive rates by post or telephone. For further details, please contact Stocktrade on 0845 840 1530, quoting LOWC0078.

Company Information
For enquiries relating to Thus plc's operations and performance, please contact either:

Corporate Communications
Thus plc
Dalmore House
310 St Vincent Street
Glasgow G2 5BB
Tel: 0141 566 3106

Or

Investor Relations
Thus plc
Finsbury Tower
103-105 Bunhill Row
London EC1Y 8LR
Tel: 020 7763 3123

THUS's Services
Information about THUS's services can be found on the THUS website at www.thus.net

thus™

18 January 2002

B-25

Dear Shareholder,

Open Offer to shareholders at 48 pence per share and Scheme of Arrangement to introduce a new holding company and proposed demerger of Scottish Power plc's shareholding in THUS

Your Board announced on 19 December 2001 proposals for a refinancing of your Company, and I am now enclosing the documents necessary to implement the proposals. I am sorry that the legal and regulatory parameters surrounding the proposals have necessitated such a complex set of documents. However your support and votes are important so please do take the time to consider the proposals as set out in the enclosed documents and return each of the EGM Proxy Form, the Court Proxy Form and, should you so wish, the Application Form by the relevant due date.

Enclosed with this letter you will find copies of the following documents:

- **Open Offer Prospectus containing Notice of EGM;** providing details of an Open Offer of New Ordinary Shares in THUS at 48 pence per share, which is being made available only to existing shareholders of THUS. The funds raised in the Open Offer will be used to repay amounts outstanding under the existing loan from ScottishPower. The EGM is to be held at the Thistle Glasgow on Monday 11 February 2002 at 11:15 am.

- **Actions to be taken in respect of the Open Offer**

  — **EGM Proxy Form** ***(blue card).*** You are welcome to attend the EGM, alternatively you can vote by post by completing, signing and returning the blue EGM Proxy Form so as to be received by no later than 11:15 am on Saturday 9 February 2002.

  — **Open Offer Application Form** ***(white paper).*** If you wish to apply for new shares under the Open Offer at 48 pence per share you must complete, sign and return the white Open Offer Application Form, together with your payment (payable to "Lloyds TSB Bank plc — THUS Open Offer"), in the enclosed **reply-paid envelope**, so that they are received by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA by 3:00 pm on Wednesday 6 March 2002. Before applying for new shares under the Open Offer, you should consider the implications of the statements regarding the working capital position of THUS set out on page 15 of the Open Offer Prospectus.

- **Circular in relation to the Scheme of Arrangement containing Notice of Court Meeting and Notice of EGM;** providing details of a scheme of arrangement, by which a new company, "THUS Group plc", will be introduced as the new listed holding company for THUS. The Scheme is necessary in order to enable THUS to draw on a new third party bank facility of £90 million to fund the Company's working capital needs. If the Scheme is approved, your existing shareholding in THUS will be exchanged for an identical shareholding in, and you will become a shareholder of, THUS Group. The Scheme requires the approval of shareholders, which will be by way of the EGM and a Court Meeting to be held at the Thistle Glasgow on Monday 11 February 2002 at 11:00 am which will precede the aforementioned EGM.

- **Action to be taken in respect of the Scheme of Arrangement**

  — **Court Proxy Form** ***(orange card).*** You are also welcome to attend the Court Meeting, alternatively you can vote by post by completing and signing and returning the orange Court Proxy Form so as to be received by no later than 11.00 am on Saturday 9 February 2002.

The Open Offer Prospectus and Scheme Circular contain all the necessary information you should require to arrive at a decision with regard to the proposals; however, should you wish to obtain further details on the proposed new group holding company, THUS Group, you can request a copy of listing particulars which set out the regulatory requirements in relation to the listing of THUS Group by calling the THUS Shareholder Information Line on 0845 203 2020 (overseas +44 20 7864 9124).

You should read the Open Offer Prospectus and the Circular in relation to Scheme of Arrangement, which contain important information to help you decide how to vote. You should not rely solely on the summary information contained in this letter. If you are in any doubt as to what action you should take you should contact your stockbroker or other independent adviser who is authorised to give you such advice pursuant to the Financial Services and Markets Act 2000.

Should you have any queries on the refinancing or the documents contained in this pack, please contact the THUS Shareholder Information Line on 0845 203 2020 (overseas +44 20 7864 9124).

Yours faithfully

Charles Berry

Chairman

B-26

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or independent adviser who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your existing shares in THUS plc, please send this document, together with the accompanying blue Form of Proxy and A [illegible] Form at once to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or t [illegible] purchaser or transferee. Such documents *should not be forwarded or transmitted i* [illegible]. If you have sold or transferred part of your reg [illegible] r agent through whom the sale or transfer was [illegible] set out in the accompanying Application Form.

02 FEB 25 AM 8:36

Greenhill & Co. International LLP is a [illegible] not be responsible to anyone other than THUS [illegible] relation to the Open Offer or the contents of th [illegible]

The Directors of THUS plc, whose names appear on page [illegible] document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care [illegible] the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

THUS plc

(Incorporated in Scotland under the Companies Act 1985, with Registered Number SC192666)

Open Offer of 573,042,580 New Ordinary Shares at 48 pence per share Sponsored by Greenhill & Co. International LLP and Notice of Extraordinary General Meeting

---

A copy of this document, which comprises a prospectus relating to THUS plc prepared in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in Scotland in accordance with section 83 of that Act (as applied by section 86 of that Act).

Neither the Existing Ordinary Shares, the Existing Preference Shares nor the New Ordinary Shares have been or will be registered under the United States Securities Act of 1933, or under the securities laws of any state of the United States or of any province or territory of Canada, Australia, Japan or the Republic of Ireland. Subject to certain exceptions, the New Ordinary Shares may not, directly or indirectly, be offered, sold, taken up or delivered in, into or within the United States, Canada, Australia, Japan or the Republic of Ireland, and Application Forms are not being posted to any person in the United States, Canada, Australia, Japan or the Republic of Ireland. This document does not constitute an offer to sell or the solicitation of an offer to buy New Ordinary Shares in any jurisdiction in which such offer or solicitation is unlawful. The attention of Overseas Shareholders and other recipients of this document who are residents or citizens of any country other than the United Kingdom is drawn to the paragraph entitled "Overseas Shareholders" in Part 2 of this document.

Applications have been made to the UK Listing Authority for the New Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for those shares to be admitted to trading on its market for listed securities (where shares of the same class are already traded). It is expected that admission will become effective and that dealings in those shares will commence on 12 March 2002.

A notice convening an Extraordinary General Meeting of THUS plc is set out at the end of this document. The Extraordinary General Meeting is to be held at the Thistle Glasgow, 36 Cambridge Street, Glasgow, G2 3HN on 11 February 2002 at 11:15 a.m. (or, if later, immediately following the conclusion or adjournment of the Court Meeting). You will find enclosed with this document a blue Form of Proxy for use at the Extraordinary General Meeting. **The blue Form of Proxy should be duly completed and executed in accordance with the instructions thereon and returned as soon as possible and in any event so as to be received by the Company's registrars, Lloyds TSB Registrars Scotland of PO Box 28448, Finance House, Orchard Brae, Edinburgh EH4 1ZF, by no later than 11:15 a.m. on 9 February 2002 (or if later, at least 48 hours before the time of the Extraordinary General Meeting).**

The latest time and date for acceptance and payment in full under the Open Offer is 3:00 p.m. on 6 March 2002. If you are a Qualifying Public Shareholder and wish to apply or subscribe for New Ordinary Shares you should complete the Application Form and return it with your payment in accordance with the procedures for acceptance and payment set out in Part 2 of this document. Applications by Qualifying Public Shareholders under the Open Offer may only be made on the enclosed Application Form, which is personal to the person(s) named thereon and may not be split, assigned or transferred except to satisfy *bona fide* market claims as set out in this document.

CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Announcement of Open Offer Price	19 December 2001
Record Date for the Open Offer	Close of business on 11 January 2002
THUS's third quarter summary results statement for the quarter ended 31 December 2001 announced	25 January 2002
THUS's supplementary prospectus incorporating THUS's third quarter summary results statement for the quarter ended 31 December 2001 published in the Financial Times and The Scotsman	26 January 2002
Latest time and date for receipt of blue Form of Proxy	11:15 a.m. on 9 February 2002 (or, if later, at least 48 hours before the time of the Extraordinary General Meeting)
Extraordinary General Meeting	11:15 a.m. on 11 February 2002 (or, if later, immediately following the conclusion or adjournment of the Court Meeting)
Date of posting of Scottish Power plc circular relating to the Scottish Power plc EGM and of THUS Group circular relating to the THUS Group EGM	15 February 2002
Latest time and date for splitting of Application Forms (to satisfy *bona fide* market claims only)	3.00 p.m. on 4 March 2002
Latest time and date for receipt of completed Application Forms and payment in full in respect of the Open Offer	3.00 p.m. on 6 March 2002
Date of Scottish Power plc EGM	11 March 2002
CREST members' accounts credited and dealings to commence in the New Ordinary Shares issued in respect of the Open Offer	12 March 2002
Scheme effective and dealings commence in THUS Group Ordinary Shares	14 March 2002[1]
Date on which the Demerger will become effective	19 March 2002
Date of THUS Group EGM	19 March 2002

Note:
(1) This date is indicative only and will depend, *inter alia*, on the date on which the Court sanctions the Scheme.

Your attention is drawn to the fact that THUS's third quarter summary results statement for the period 1 October 2001 to 31 December 2001 will be published on 25 January 2002. Accordingly, THUS's supplementary prospectus incorporating the third quarter summary results statement is expected to be published in the Financial Times and The Scotsman newspapers on 26 January 2002. The supplementary prospectus will be available free of charge for collection on request from THUS plc at Dalmore House, 310 St. Vincent Street, Glasgow, Lanarkshire G2 5BB, or for inspection at the offices of Slaughter and May at 35 Basinghall Street, London EC2V 5DB. Any change to the publication date of THUS's third quarter summary results statement or the supplementary prospectus will be notified by an announcement to the Regulatory News Service of the London Stock Exchange.

ISSUE STATISTICS

Offer Price	48 pence
Number of Existing Ordinary Shares in issue prior to the Open Offer	705,483,871
Number of Existing Preference Shares in issue prior to the Open Offer	25,000,000
Number of New Ordinary Shares proposed to be issued in connection with the Open Offer	573,042,580
Enlarged Issued Ordinary Share Capital	£31,963,161.275, comprising 1,278,526,451 Ordinary Shares of 2.5p each
Open Offer Shares as a percentage of the Enlarged Issued Ordinary Share Capital	approximately 44.8
Gross proceeds of the Open Offer	£275,060,438
Estimated net proceeds of the Open Offer	approximately £269 million

DEFINITIONS

The following definitions apply throughout this document except in that part of this document containing the notice of the Extraordinary General Meeting or where the context requires otherwise:

"Act"	the Companies Act 1985 (as amended);
"Admission"	admission of the Open Offer Shares to the Official List in accordance with the Listing Rules and to trading on the London Stock Exchange's market for listed securities in accordance with the Admission and Disclosure Standards issued by the London Stock Exchange;
"Admission and Disclosure Standards"	the requirements contained in the publication "Admission and Disclosure Standards" dated May 2001 (as amended from time to time) containing, among other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities;
"Application Form"	the application form in respect of the Open Offer being sent to Qualifying Shareholders with this document;
"Bank Facility"	the £90 million bank facility provided by The Royal Bank of Scotland, TD Bank Europe Limited and Société Générale;
"Board" or "Directors"	the directors of the Company, whose names are set out on page 9 of this document;
"business day"	any day on which banks are generally open for business in England, Wales and Scotland (other than solely for the purposes of trading and settlement in euro) other than a Saturday or Sunday;
"Court"	the Court of Session in Edinburgh;
"Court Meeting"	the meeting of certain holders of Ordinary Shares convened by order of the Court pursuant to section 425 of the Act for 11 February 2002, notice of which is set out in the explanatory circular relating to the Scheme;
"CREST"	the relevant system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Regulations;
"CRESTCo"	CRESTCo Limited, the operator of CREST;
"Demerger"	the intended disposal of the ScottishPower Group's shareholdings in THUS (which will, after the Scheme becomes effective, be represented by THUS Group Shares) by way of a dividend in specie to Scottish Power plc shareholders, as announced by Scottish Power plc on 18 January 2002;
"Enlarged Issued Ordinary Share Capital"	the total issued ordinary share capital of THUS as enlarged by the issue of the Open Offer Shares;

"EU"	the European Union;
"Existing Ordinary Shares"	all issued and fully paid Ordinary Shares at the Record Date;
"Existing Preference Shares"	all issued and fully paid Participating Preference Shares at the Record Date;
"Extraordinary General Meeting"	the extraordinary general meeting of the Company to be held on 11 February 2002, notice of which is set out at the end of this document;
"Form of Proxy"	the enclosed blue form of proxy for use in connection with the Extraordinary General Meeting;
"Global Offering"	the initial public offering of THUS Ordinary Shares on 10 November 1999;
"Great Britain"	England, Scotland and Wales;
"Greenhill"	Greenhill & Co. International LLP;
"Group"	THUS and its subsidiary undertakings;
"Independent Directors"	the Directors other than Charles Berry and David Nish;
"Lenders"	the providers of the Bank Facility;
"LIBOR"	the London Interbank Offer Rate, fixed each morning at 11:00 a.m. London time by the British Bankers' Association;
"Listing Rules"	the rules and regulations of the UK Listing Authority made under Part VI of the Financial Services and Markets Act 2000 as amended from time to time;
"London Stock Exchange"	London Stock Exchange plc;
"New Ordinary Shares"	new Ordinary Shares to be issued pursuant to the Open Offer at the Offer Price;
"Offer Price"	48 pence per New Ordinary Share;
"Official List"	the Official List of the UK Listing Authority;
"Open Offer"	the open offer of the Open Offer Shares to Qualifying Shareholders;
"Open Offer Shares"	573,042,580 New Ordinary Shares to be offered to Qualifying Shareholders in the Open Offer at the Offer Price;
"Ordinary Shares"	ordinary shares with a nominal value of 2.5 pence each in the capital of THUS;
"Overseas Shareholders"	THUS Shareholders with registered addresses outside the UK or who are citizens or residents of countries outside the UK;
"Participating Preference Shares"	cumulative participating non-redeemable preference shares with a nominal value of £1 each in the capital of THUS;
"Public Shares"	118,301,352 of the Open Offer Shares, being those Open Offer Shares offered to Qualifying Public Shareholders;
"Qualifying Public Shareholders"	Qualifying Shareholders other than ScottishPower and Scottish Power plc;

"Qualifying Shareholders"	THUS Shareholders on the register of members of the Company at the Record Date save that Scottish Power plc shall be treated as the Qualifying Shareholder in respect of the 353,396,513 THUS Ordinary Shares and the 25,000,000 THUS Preference Shares currently held by ScottishPower, following the transfer to it of those shares;
"Record Date"	close of business on 11 January 2002;
"Registrars"	Lloyds TSB Registrars Scotland;
"Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001/3755), as amended;
"Remuneration Committee"	the remuneration committee of the Board;
"Resolutions"	the resolutions to be proposed at the Extraordinary General Meeting;
"Scheme" or "Scheme of Arrangement"	the scheme of arrangement pursuant to section 425 of the Act to introduce THUS Group as the holding company of THUS;
"ScottishPower"	Scottish Power UK plc (incorporated and registered in Scotland under the Act with registered number SC117120);
"ScottishPower Facility"	the existing £320 million loan facility provided by ScottishPower to THUS and which ScottishPower intends to assign to Scottish Power plc prior to completion of the Open Offer;
"ScottishPower Group"	ScottishPower and its subsidiary and parent undertakings, other than THUS and its subsidiary undertakings;
"Scottish Power plc"	Scottish Power public limited company (incorporated and registered in Scotland under the Act with registered number SC193794), the parent company of ScottishPower;
"Scottish Power plc Capital Reduction"	the reduction of Scottish Power plc's share premium account, proposals relating to which were announced by Scottish Power plc on 19 December 2001;
"Scottish Power plc EGM"	the extraordinary general meeting of Scottish Power plc expected to be held on or around 11 March 2002 at which a special resolution will be proposed to empower the directors of Scottish Power plc to effect the Demerger;
"Tax Indemnity Deed"	the Tax Indemnity Deed dated 18 January 2002 between, amongst others, Scottish Power plc, Scottish Power, THUS and THUS Group;
"Tax Indemnity Restrictions"	the restrictions of the tax indemnity available to the Company pursuant to clause 2.3 and clause 6.2(b)(ii) of the Tax Indemnity Deed, as explained on page 13 of this document;
"THUS" or the "Company"	THUS public limited company (incorporated and registered in Scotland under the Act with registered number SC192666);
"THUS Employee Share Schemes"	the THUS plc Sharesave Scheme, the THUS plc Executive Share Option Scheme, the THUS plc Discretionary Share Option Scheme (2000), the THUS plc Performance Unit Equity Plan, the THUS plc Profit Sharing Scheme, the THUS plc (Overseas) Profit Sharing Scheme and the THUS Group Employee Share Ownership Plan, each described in Part 8 of this document;
"THUS Group"	THUS Group public limited company (incorporated and registered in Scotland under the Act with registered number SC226738);

"THUS Group EGM"	the extraordinary general meeting of THUS Group expected to be held on or around 19 March 2002 at which a resolution will be proposed to redesignate the THUS Group Preference Shares as THUS Group Ordinary Shares, a circular relating to which is expected to be posted to shareholders on or around 15 February 2002;
"THUS Group Ordinary Shares"	ordinary shares of 2.5 pence each in the share capital of THUS Group;
"THUS Group Preference Shares"	cumulative participating non-redeemable preference shares of £1 each in the share capital of THUS Group;
"THUS Group Shareholder"	a holder for the time being of THUS Group Shares;
"THUS Group Shares"	the THUS Group Ordinary Shares and the THUS Group Preference Shares;
"THUS Shareholders" or "Shareholders"	holders of THUS Shares;
"THUS Shares"	Ordinary Shares and Participating Preference Shares;
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"UK Listing Authority"	the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 and in the exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part VI of the Financial Services and Markets Act 2000;
"uncertificated" or "in uncertificated form"	recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST, and title to which, by virtue of the Regulations, may be transferred by means of CREST;
"Underwriting Agreement"	the underwriting agreement dated 18 January 2002 between Scottish Power plc and the Company, details of which are set out in paragraph 9.5 of Part 8 of this document; and
"US" or "United States"	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia.

GLOSSARY

"ADSL"	Asymmetric Digital Subscriber Line
"ATM"	Asynchronous Transfer Mode
"BT"	BT Group plc
"bandwidth"	the range of speeds or capacity that can be passed through a medium, such as glass fibre, without distortion. The greater the bandwidth, the greater the information-carrying capacity of such medium
"DWDM"	Dense Wavelength Division Multiplexing
"EBITDA"	earnings before exceptional items, interest, tax, depreciation and amortisation
"Frame Relay"	a wide area transport technology that organises data into units called frames instead of providing fixed bandwidths as with private lines
"Gbps"	gigabits per second
"IDTV"	Improved Definition Television
"Ingress traffic"	traffic terminating on the Company's network, but originating on another
"IP"	Internet Protocol
"IRU"	Irrevocable Rights of Use
"ISP"	Internet Service Provider
"MAN"	Metropolitan Area Network
"Mbps"	megabits per second
"MPLS"	Multiprotocol Label Switching
"PTO"	Public Telecoms Operator
"SDH"	Synchronous Digital Hierarchy
"SME"	Small or Medium sized Enterprise
"Vertical Portal"	a portal focusing on a particular community of interest
"WAP"	Wireless Application Protocol

DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS

Directors	Charles Andrew Berry, *Non-Executive Chairman** William Allan, *Chief Executive* John Noel Maguire, *Chief Financial Officer* Philip Stewart Male, *Executive Director, Operations* James Archibald Reid, *Executive Director, Sales & Marketing* Roy Drysdale Brown, *Non-Executive Director* Ian Hugh Chippendale, *Non-Executive Director* Josephine Lilian Connell, *Non-Executive Director* Michael Phillip de Kare-Silver, *Non-Executive Director* David Thomas Nish, *Non-Executive Director** all of Dalmore House, 310 St. Vincent Street, Glasgow, Lanarkshire, G2 5BB *—appointed by ScottishPower
Company Secretary	David Macleod
Registered and Head Office	Dalmore House 310 St. Vincent Street Glasgow Lanarkshire G2 5BB
Sponsor and Financial Adviser	Greenhill & Co. International LLP Regent Gate 56-58 Conduit Street London W1S 2YZ
Brokers	Hoare Govett Limited 250 Bishopsgate London EC2M 4AA Investec Henderson Crosthwaite (a division of Investec Bank (UK) Limited) 2 Gresham Street London EC2V 7QP
Reporting Accountants	PricewaterhouseCoopers 1 Embankment Place London WC2N 6RH
Solicitors to the Company	Slaughter and May 35 Basinghall Street London EC2V 5DB
Solicitors to the Sponsor and Financial Adviser	Herbert Smith Exchange House Primrose Street London EC2A 2HS
Principal Bankers	The Royal Bank of Scotland plc City Branch 10 Gordon Street Glasgow G1 3PL

Registrars	Lloyds TSB Registrars Scotland PO Box 28448 Finance House Orchard Brae Edinburgh EH4 1ZF
Receiving Agents	Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA

PART 1. LETTER FROM THE CHAIRMAN OF THUS

thus™
THUS plc
Dalmore House
310 St Vincent Street
Glasgow
G2 5BB
Registered in Scotland no. SC192666

18 January 2002

To THUS Shareholders and, for information only, to participants in the THUS Employee Share Schemes

Dear Shareholder,

Introduction

At THUS's annual results presentation on 1 May 2001 and the Company's subsequent interim results presentations in July and November 2001, THUS announced that it would inform Shareholders of the future capital structure for its business before the close of the Company's financial year at the end of March 2002. Discussions regarding a refinancing of the business have led to proposals for a series of transactions, preliminary details of which were announced on 19 December 2001.

The purpose of this document is to provide you with details of an open offer by THUS of 573,042,580 New Ordinary Shares at a price of 48p per New Ordinary Share. The Open Offer, which has been fully underwritten by Scottish Power plc, will generate gross proceeds of approximately £275 million for THUS. Following completion of the Open Offer and, if it proceeds, the Demerger, the ScottishPower Facility will be repaid in full and cancelled. Further details of these proposals are set out below.

In addition, your Board has entered into a new third party bank facility of £90 million with The Royal Bank of Scotland, TD Bank Europe Limited and Société Générale. It is a condition of the Bank Facility that a scheme of arrangement pursuant to section 425 of the Act to introduce a new holding company, THUS Group, above THUS, be implemented prior to 30 June 2002 in order to allow the Lenders to take security over the entire share capital of THUS (which following implementation of the Scheme will be a wholly-owned subsidiary of THUS Group) on drawdown of funds under the Bank Facility. THUS has today posted to Shareholders documents relating to the Scheme.

Since early 2001 Scottish Power plc has refocused its activities to create an integrated international energy and networks company. As a further step in this process, and as announced by Scottish Power plc on 18 January 2002, Scottish Power plc intends to put proposals to its shareholders which will enable it to demerge its shareholdings in THUS by way of a dividend in specie to shareholders in Scottish Power plc. Scottish Power plc expects to announce the terms and timetable of the Demerger on or about 12 February 2002 and to convene the Scottish Power plc EGM to approve the Demerger on or about 11 March 2002 with a view to completing the Demerger before 31 March 2002. The Demerger is not expected to impact on the strong commercial trading relationship between THUS and the ScottishPower Group.

The Directors believe that it is in Shareholders' interests for THUS to attain a financing structure that is wholly independent of the ScottishPower Group. Following the introduction of the Bank Facility and completion of the Open Offer and the Demerger, THUS expects that it would continue to build on its strength as a quality provider of advanced telecommunications and Internet services to businesses in the United Kingdom.

Information on THUS

THUS is a provider of voice, data, Internet and contact centre services to corporate and SME markets primarily in the UK. THUS offers a wide range of communication solutions according to individual customers' needs.

THUS's business was established by ScottishPower in November 1994. Originally THUS, then named ScottishTelecom, provided telecommunications services targeted at business and residential customers in central Scotland. THUS has since grown into a data and telecoms, Internet and contact centre services provider, operating nationwide and, in line with its stated strategy, is now wholly focussed on corporate and SME markets. Rebranding as THUS in October 1999, the Company completed its Global Offering and was listed on the London Stock Exchange in November 1999 and, as at 30 November 2001, employed 2,274 people.

Further information on THUS is set out in Part 3 of this document.

Background to and Reasons for the Open Offer

At the annual results presentation on 1 May 2001 and the subsequent interim results presentations in July and November 2001, THUS announced that it would inform shareholders of the future capital structure for the business before the close of the Company's financial year at the end of March 2002. On 19 December 2001, THUS announced that it had reached agreement in principle for an open offer of approximately £275 million and agreed the terms of an underwritten £90 million third party bank facility. All of the proceeds of the Open Offer will be used to repay THUS's drawings under the ScottishPower Facility, which will subsequently be cancelled. Scottish Power plc will, however, make available a further bridging facility of up to £10 million until shortly after completion of the Demerger. Following completion of the Open Offer and, if it proceeds the Demerger, the bridging facility would be repaid in full and cancelled.

Following the introduction of the Bank Facility and completion of the Open Offer and the Demerger, the Directors believe that THUS would be in a position to fully finance its business plan through to the point that it is cash flow positive. THUS would achieve this fully funded status with a level of prospective gearing which, in the opinion of the Directors, is low in the context of the Company's competitors and leaves the Company well positioned to fulfil its business plan and capitalise on future opportunities.

Information on ScottishPower's Shareholding in THUS

ScottishPower currently holds 353,396,513 Ordinary Shares of 2.5p each and all the 25,000,000 Participating Preference Shares of £1 each. Accordingly, ScottishPower currently owns more than 50 per cent. of the Existing Ordinary Shares and holds approximately 79.4 per cent. of THUS's share capital by nominal value, and THUS is a member of the ScottishPower Group for the purposes of UK corporation tax on chargeable gains. ScottishPower intends to transfer its shareholdings in THUS to Scottish Power plc (and to assign the ScottishPower Facility to Scottish Power plc) prior to 6 March 2002, the closing date for applications under the Open Offer. For the purposes of the Open Offer, Scottish Power plc will be regarded as a Qualifying Shareholder in respect of ScottishPower's current shareholdings in THUS following the transfer to it of those shares.

Holders of Existing Ordinary Shares and Existing Preference Shares will be invited to apply to subscribe for New Ordinary Shares under the Open Offer by reference to the aggregate nominal value of the THUS Shares comprised in such holdings, consistent with the pre-emption provisions contained in section 89 of the Act and in the Listing Rules. In the event that Qualifying Public Shareholders were to subscribe for their entitlements under the Open Offer in full, and taking into account the possible introduction of additional underwriters, Scottish Power plc would still own more than 50 per cent. of the Enlarged Issued Existing Ordinary Share Capital and more than 75 per cent. of the nominal value of THUS's share capital and hold a majority of the voting rights in THUS. THUS will therefore remain in the Scottish Power plc group for the purposes of UK corporation tax on chargeable gains.

Demerger of Scottish Power plc's Shareholding in THUS

On 19 December 2001, Scottish Power plc announced that, as a further step in focusing on its international energy and network operations, it believed that following completion of the THUS refinancing it is likely to be in the interests of Scottish Power plc shareholders if Scottish Power plc were able to dispose of its shareholdings in THUS (as enlarged following completion of the Open Offer and which, following the Scheme becoming effective, will be represented by shares in THUS Group) by way of a demerger to Scottish Power plc shareholders. Scottish Power plc intends to put proposals to its shareholders that will enable it to effect the Demerger. It is expected that Scottish Power plc will announce the terms and timetable of the Demerger on or about 12 February 2002 and convene the Scottish Power plc EGM to approve the Demerger on or about 11 March 2002 with a view to completing the Demerger before 31 March 2002. It is expected that the Demerger would only proceed if, *inter alia*, the Court approves the Scottish Power plc Capital Reduction and the Scheme of Arrangement.

It is proposed that the Demerger would be effected by way of a dividend *in specie* of THUS Group Shares to the ordinary shareholders of Scottish Power plc. It is expected that the Demerger would incorporate arrangements to enable certain of Scottish Power plc's smaller shareholders and the Depositary of the Scottish Power plc American Depositary Shares to sell their entitlements in an orderly fashion.

It is expected that, immediately following Demerger, THUS Group Shareholders (including Scottish Power plc shareholders who will become THUS Group Shareholders as a consequence of the Demerger) will be asked to approve the conversion of the THUS Group Preference Shares into THUS Group Ordinary Shares to avoid Scottish Power plc shareholders retaining unlisted THUS Group Preference Shares. This conversion would be proposed on the basis of a value of 97p for a THUS Group Preference Share and a value per THUS Group Ordinary Share based on the average closing mid-market price of an Ordinary Share over the 5 dealing days immediately prior to the time the conversion proposals are sent to Shareholders. As an example, based on 25,000,000 THUS Group Preference Shares outstanding at 97p per share, the total value of the THUS Group Preference Shares would be £24.25 million. Using the five-day average closing mid-market price for an Ordinary Share ending 16 January 2002, of 48.6p, this would imply that approximately 49.90 million THUS Group Ordinary Shares would be issued on conversion. This represents approximately 7.1 per cent. of the Existing Ordinary Shares outstanding and 3.9 per cent. of the number of Ordinary Shares which will be outstanding immediately following completion of the Open Offer (but before conversion of the THUS Group Preference Shares). The extraordinary general meeting of THUS Group to approve the conversion of the THUS Group Preference Shares into THUS Group Ordinary Shares is expected to be held on or around 19 March 2002. Further details will be sent to Shareholders on or around 15 February 2002.

Scottish Power plc is entitled not to proceed with the Demerger at any time, including after the Open Offer has become unconditional and/or the Scheme of Arrangement has become effective and notwithstanding approval of the Demerger by Scottish Power plc's shareholders. References in this document to the Demerger should be read accordingly. Further details in this respect are set out under "Working Capital" below and in paragraph 9.6 of Part 8 of this document.

Tax Indemnity Restrictions

As set out in further detail below in the paragraph headed "Summary of Risk Factors", if THUS were to cease to be a member of the ScottishPower group of companies for the purposes of UK corporation tax on chargeable gains this would trigger a degrouping tax charge in THUS (unless an exemption from such charge were applicable). Pursuant to certain agreements entered into with members of the ScottishPower Group prior to the Global Offering of THUS (the "Tax Indemnities", further described under the heading "Intra-Group Transfer Agreements" in paragraph 9.1 of Part 8), THUS would be legally entitled to an indemnity in respect of such a degrouping tax charge from certain members of the ScottishPower Group (unless the degrouping tax charge arose as a consequence of THUS ceasing to be a member of the same chargeable gains group of companies as the relevant ScottishPower Group company which gave the Tax Indemnity in question as a result of a voluntary act of or an omission to act by THUS to which the relevant ScottishPower Group company had not agreed in writing).

Scottish Power plc has obtained Inland Revenue clearance that a demerger of its shareholding in THUS Group effected by way of a dividend in specie of THUS Group Shares to the ordinary shareholders of Scottish Power plc will be treated as an exempt distribution, with the result that the Demerger will not trigger the degrouping tax charge if carried out in accordance with the Inland Revenue clearance. However, should any company which is treated for tax purposes as being "concerned" in the Demerger make, within a period of five years following the Demerger, certain payments, transfers of money's worth or assumptions of liabilities, in circumstances where the payment, transfer or assumption in question is made otherwise than for *bona fide* commercial reasons or as part of a scheme or arrangements the main purpose, or one of the main purposes, of which is the avoidance of tax (a "chargeable payment"), the making of such chargeable payment will trigger the degrouping tax charge in THUS.

The Tax Indemnities, as originally executed, do not specifically refer to the making of chargeable payments. The Tax Indemnities exclude THUS's right to claim where a voluntary act or omission to act by THUS results in THUS ceasing to be a member of the same chargeable gains group of companies as the relevant ScottishPower Group companies. However, it is arguable that the Demerger would result in THUS ceasing to be a member of the ScottishPower chargeable gains group otherwise than as a result of the voluntary act or omission of THUS and so the making of a chargeable payment by THUS, although a voluntary act giving rise to a degrouping tax charge, would not prevent THUS from claiming under the Tax Indemnities.

Nevertheless, the Tax Indemnities would not have applied to cover degrouping tax charges triggered by voluntary acts of THUS taken in connection with the Open Offer, the Scheme and the Demerger. The relevant ScottishPower Group companies were prepared to confirm that those acts would not fall within the limitation on condition that THUS agreed to restrict the scope of the Tax Indemnities so that, subject to the approval of the THUS Shareholders in general meeting, THUS will not be entitled to claim in respect of a degrouping tax charge if such charge would not have arisen but for any voluntary act or omission following the Demerger, including (but not limited to) a chargeable payment, by THUS, THUS Group or any companies who are under the control of THUS or THUS Group for tax purposes. This restriction is contained in clause 2.3 of the Tax Indemnity Deed.

If a degrouping tax charge were to arise, the circumstances giving rise to the degrouping tax charge could give rise to certain tax benefits for THUS. Under the Tax Indemnities, as originally executed, THUS would have retained all of those tax benefits even where the degrouping tax charge gave rise to an indemnity payment by the ScottishPower Group companies.

Accordingly, a further restriction on the scope of the Tax Indemnities requested by ScottishPower is that, subject to the approval of THUS Shareholders, in circumstances where THUS is entitled to receive an indemnity payment from a ScottishPower Group company, THUS will agree to utilise any tax benefits arising solely as a result of the circumstances giving rise to the degrouping tax charge in mitigating that indemnity payment and, where that indemnity payment is subject to tax in the hands of THUS, any additional amount payable to it in respect of that tax by the relevant ScottishPower Group company provided that THUS is no worse off on an after-tax basis than it would have been if the circumstances giving rise to the degrouping tax charge had not arisen. This restriction is contained in clause 6.2(b)(ii) of the Tax Indemnity Deed.

Accordingly, if the resolution numbered 6 in the notice of Extraordinary General Meeting is passed, (i) THUS will not be entitled to claim an indemnity from ScottishPower in respect of any degrouping tax charge which arises as a result of a chargeable payment by THUS, THUS Group or any companies who are under the control of THUS or THUS Group for tax purposes and (ii) THUS will be under an obligation to mitigate any indemnity payment or gross-up amount as described above by making use of any tax benefits which become available to THUS as a result of the circumstances giving rise to the degrouping tax charge.

As these restrictions, which are referred to in this document as the Tax Indemnity Restrictions, amount to a related party transaction between ScottishPower and THUS for the purposes of the Listing Rules, the approval of the THUS Shareholders in general meeting is necessary and ScottishPower cannot vote on this resolution (which is numbered 6 in the Notice of Extraordinary General Meeting). The obligations of ScottishPower plc under the Underwriting Agreement are (and, accordingly, the Open Offer is) conditional, *inter alia*, upon this resolution being passed.

Working Capital

If the Open Offer does not become unconditional and if the Scheme of Arrangement and the Demerger are not completed, the Bank Facility will not be available to the Company and the Group will not have sufficient working capital.

After completion of the Open Offer, either failure by the Court to sanction the Scheme by 30 June 2002 or failure by THUS Group to grant security over the THUS Shares to the Lenders by 30 June 2002 will constitute an event of default under the Bank Facility. In this event, the Lenders would have the right to call all funds drawn under the Bank Facility and THUS would be required to seek alternative sources of finance, without which THUS would no longer have sufficient working capital to meet its requirements.

Furthermore, even after the Open Offer has become unconditional, the decision as to whether or not to proceed with the Demerger would remain one to be taken by the directors of Scottish Power plc. If Scottish Power plc does not proceed with the Demerger for any reason, the Company would not be able to draw down funds under the Bank Facility due to the risk of a degrouping tax charge arising in THUS (details of which are summarised on page 18 of this document). Accordingly, there is a risk that the Open Offer may become unconditional and that the Company has insufficient working capital.

Should the Demerger not be completed and the Bank Facility not become available the Directors would discuss the Group's position with Scottish Power plc, its majority shareholder, in the light of the circumstances prevailing at that time. In this event, THUS would be reliant on Scottish Power plc for funding or would need to obtain their consent to put in place alternative funding. However the Directors cannot guarantee that such funding would be available either from Scottish Power plc or from alternative sources. If no such funding were available, the Directors believe that the Company would have to seek the appointment of an administrative receiver or pursue other insolvency procedures.

However, subject to completion of the Scheme of Arrangement and the Demerger and after taking into account the proceeds of the Open Offer (which is fully underwritten), repayment of the ScottishPower Facility and the introduction of the Bank Facility, the Company is of the opinion that the Group will have sufficient working capital for its present requirements, that is for at least 12 months from the date of this document.

Conditions relating to the Open Offer

The Open Offer is conditional on Scottish Power plc's obligations under the Underwriting Agreement becoming wholly unconditional and the Underwriting Agreement not having been terminated. Scottish Power plc's obligations under the Underwriting Agreement are themselves conditional, *inter alia,* on:

- the passing at the Extraordinary General Meeting of the Resolutions;
- Scottish Power plc not having decided against proceeding with the Demerger;
- the Scottish Power plc Capital Reduction having become effective;
- the resolution to approve the Demerger to be proposed at the Scottish Power plc EGM having been passed; and
- Admission of the Open Offer Shares having become effective by no later than 12 March 2002 or such later date (not being later than 19 March 2002) as the Company and Scottish Power plc may agree.

Conditions relating to the Bank Facility

On 19 December 2001, THUS announced that a new £90 million bank facility had been agreed with The Royal Bank of Scotland, TD Bank Europe Limited and Société Générale. However, due to the risk of a degrouping tax charge arising in THUS (details of which are summarised on page 18 of this document), the Company is not able to draw down funds under the Bank Facility until after the Demerger has been completed.

Furthermore, the availability of these facilities is conditional on the introduction of a new parent company, THUS Group, as outlined above. Accordingly, THUS has today announced proposals to implement the Scheme of Arrangement and has posted to Shareholders documents relating to the Scheme.

Current Trading and Prospects

In the statement of THUS's interim results for the period ending 30 September 2001, announced on 5 November 2001, the Company made the following statement:

"Over the last quarter we have experienced a change in emphasis from some new and existing customers with greater focus now placed on projects that can drive cost and efficiency benefits in their own businesses. The Company believes that with its expanded portfolio and development expertise it is well placed to address changing market conditions. Accordingly, despite the current trading environment, the Board believes the Company is well placed to deliver the solutions now in demand and expects to report strong revenue growth for the full year and positive EBITDA for the year as a whole."

Since the date of that announcement THUS has performed in line with the Board's expectations. The Directors continue to believe that the Company will report positive EBITDA for the current financial year ending 31 March 2002, as set out in the profit forecast in Part 5 of this document. Following the introduction of the Bank Facility and completion of the Open Offer and the Demerger, the Directors believe that the prospects for THUS are promising and look forward to the future with confidence.

Details of the Open Offer

The Company is seeking to raise approximately £275 million by the issue of 573,042,580 New Ordinary Shares pursuant to the Open Offer. The Open Offer is fully underwritten by Scottish Power plc. After the payment of fees and expenses, the Open Offer is expected to generate approximately £269 million of net proceeds.

THUS is inviting Qualifying Shareholders to apply under the Open Offer to subscribe for 573,042,580 Open Offer Shares at the Offer Price on the basis of:

42 Open Offer Shares for every 125 Ordinary Shares; and

1,344 Open Offer Shares for every 100 Participating Preference Shares

held by Qualifying Shareholders and registered in their names at the Record Date, and so in proportion for any greater or lesser number of Ordinary Shares or Participating Preference Shares then held. Entitlements will be rounded down to the nearest whole number of Open Offer Shares. Fractional entitlements will be aggregated and subscribed for by Scottish Power plc at the Offer Price and the proceeds retained for the benefit of the Company. Qualifying Shareholders will be able to apply for any number of New Ordinary Shares up to their maximum entitlement as set out on their Application Form. Qualifying Shareholders with holdings of Ordinary Shares in both certificated and uncertificated form will be treated as having separate entitlements under the Open Offer. For these purposes, notwithstanding anything else contained in this document, Scottish Power plc will be treated as the Qualifying Shareholder in respect of the 353,396,513 Ordinary Shares and the 25,000,000 Participating Preference Shares held as at the date of this document by ScottishPower, following the transfer to Scottish Power plc of those shares.

As a result of this basis of entitlement, Scottish Power plc will be entitled to take up a total of 454,741,228 New Ordinary Shares under the Open Offer (amounting to approximately 79.4 per cent. of the Open Offer Shares). The Qualifying Public Shareholders will be entitled to take up an aggregate of 118,301,352 New Ordinary Shares (amounting to approximately 20.6 per cent. of the Open Offer Shares). **Before applying for New Ordinary Shares under the Open Offer, Qualifying Public Shareholders should consider the implications of the statements regarding the working capital position of the Company set out on page 15 of this document.**

Shareholders should be aware that the Open Offer is not a rights issue. Entitlements to Open Offer Shares may not be assigned, transferred or sold by Qualifying Public Shareholders (other than to satisfy *bona fide* market claims) and entitlements will not be sold in the market for the benefit of Qualifying Shareholders who do not apply for them in the Open Offer.

Depending upon the extent to which Qualifying Public Shareholders take up their entitlements under the Open Offer, Scottish Power plc would, following completion of the Open Offer, hold between 808,137,741 Ordinary Shares and 926,439,093 Ordinary Shares (representing approximately 63.2 per cent. and 72.5 per cent. of the Enlarged Issued Ordinary Share Capital respectively).

In accordance with the terms of the Underwriting Agreement and the Open Offer, amounts payable by Scottish Power plc to THUS in respect of Open Offer Shares subscribed by Scottish Power plc will be applied by way of set-off against amounts payable by THUS to Scottish Power plc under the ScottishPower Facility.

THUS reserves the right, with the consent of Scottish Power plc, to enter into arrangements with one or more underwriters to underwrite some of the Open Offer Shares. In the event that THUS enters into agreements with one or more such underwriters, the number of Open Offer Shares subscribed by Scottish Power plc pursuant to the Underwriting Agreement will be reduced by the number of Open Offer Shares so underwritten. Any such arrangements will not affect THUS's position as a member of the Scottish Power plc chargeable gains group.

The New Ordinary Shares will rank *pari passu* in all respects with the Existing Ordinary Shares, including the right to receive all dividends and other distributions declared, made or paid after Admission in respect of the ordinary share capital of the Company. However you should note that THUS does not anticipate paying dividends for the foreseeable future.

If the Scheme becomes effective prior to 22 March 2002 no definitive certificates for the Open Offer Shares will be despatched. If the Scheme has not become effective by such date, it is expected that definitive certificates will be despatched by 22 March 2002. Pending their despatch, transfers will be certified against the register. No temporary documents of title will be issued. Open Offer Shares to be issued in uncertificated form are expected to be credited to CREST members' accounts on 12 March 2002.

The Open Offer is conditional on Scottish Power plc's obligations under the Underwriting Agreement becoming wholly unconditional and the Underwriting Agreement not having been terminated. Scottish Power plc's obligations under the Underwriting Agreement are themselves conditional, *inter alia*, on:

- the passing at the Extraordinary General Meeting of the Resolutions;
- Scottish Power plc not having decided against proceeding with the Demerger;
- the Scottish Power plc Capital Reduction having become effective;
- the resolution to approve the Demerger to be proposed at the Scottish Power plc EGM having been passed; and
- Admission of the Open Offer Shares having become effective by no later than 12 March 2002 or such later date (not being later than 19 March 2002) as the Company and Scottish Power plc may agree.

Scottish Power plc will be entitled to vote on all of the Resolutions other than resolution numbered 6 in the notice of Extraordinary General Meeting in respect of its holdings of Ordinary Shares and Preference Shares and has undertaken to vote in favour of all such resolutions.

Summary of Risk Factors

There are a number of risk factors inherent in an investment in THUS. Further details of these, and other, risk factors associated with an investment in THUS are given in Part 7 of this document.

- **Working Capital: After completion of the Open Offer, either failure by the Court to sanction the Scheme by 30 June 2002 or failure by THUS Group to grant security over the THUS Shares to the Lenders by 30 June 2002 will constitute an event of default under the Bank Facility. In this event, the Lenders would have the right to call all funds drawn under the Bank Facility and THUS would be required to seek alternative sources of finance, without which THUS would no longer have sufficient working capital to meet its requirements.**

  Furthermore, even after the Open Offer has become unconditional, the decision as to whether or not to proceed with the Demerger would remain one to be taken by the directors

of Scottish Power plc. If Scottish Power plc does not proceed with the Demerger for any reason, the Company would not be able to draw down funds under the Bank Facility due to the risk of a degrouping tax charge arising in THUS (details of which are summarised below). Accordingly, there is a risk that the Open Offer may become unconditional and that the Company has insufficient working capital.

Should the Demerger not be completed and the Bank Facility not become available the Directors would discuss the Group's position with Scottish Power plc, its majority shareholder, in the light of the circumstances prevailing at that time. In this event, THUS would be reliant on Scottish Power plc for funding or would need to obtain their consent to put in place alternative funding. However the Directors cannot guarantee that such funding would be available either from Scottish Power plc or from alternative sources. If no such funding were available, the Directors believe that the Company would have to seek the appointment of an administrative receiver or pursue other insolvency procedures.

- **Degrouping tax charge:** If THUS were to cease to be a member of the ScottishPower group of companies for the purposes of UK corporation tax on chargeable gains this would trigger a degrouping tax charge in THUS which it is estimated could be up to £570 million. There are, however, certain circumstances in which an exemption from such a charge is applicable. Pursuant to certain agreements entered into with members of the ScottishPower Group prior to the Global Offering of THUS (as amended by the Tax Indemnity Deed on 18 January 2002), THUS would be legally entitled to an indemnity in respect of such a tax charge from certain members of the ScottishPower Group unless the degrouping arises as a result of a voluntary act of or an omission to act by THUS (which is deemed to include voluntary acts or omissions of THUS Group) to which the relevant ScottishPower Group company has not agreed in writing. For these purposes, the relevant members of the ScottishPower Group and THUS have agreed that certain steps to be taken by THUS and THUS Group in implementing the Open Offer and the Scheme shall not, if carried out as agreed, constitute voluntary acts of or omissions to act by THUS. Therefore, provided these steps are carried out as agreed, THUS will remain entitled to claim under the indemnity should any degrouping tax charge arise as a result of THUS or THUS Group taking such steps. However, if any such actions were not carried out in the manner agreed, they would constitute voluntary acts of or omissions to act by THUS, and THUS would not be entitled to claim under the indemnity should such actions give rise to a degrouping charge. ScottishPower has obtained Inland Revenue clearance that a demerger of its shareholding in THUS Group effected by way of a dividend in specie of THUS Group shares to the ordinary shareholders of Scottish Power plc will be treated as an exempt distribution. Where THUS ceases to be a member of the ScottishPower Group only by reason of an exempt distribution, no degrouping tax charge should arise in THUS. The tax legislation regarding demergers contains anti-avoidance provisions which provide that, if certain payments, transfers of money's worth or assumptions of liability ("chargeable payments") are made by a company "concerned" in the demerger (which for this purpose is broadly defined and includes Scottish Power plc, THUS Group, companies who are deemed for tax purposes to be connected with Scottish Power plc and THUS Group and companies who are deemed for tax purposes to be connected with those companies) other than for bona fide commercial reasons or as part of a scheme or arrangements the main purpose, or one of the main purposes, of which is the avoidance of tax within a period of five years following the demerger, the making of such chargeable payments will trigger the degrouping tax charge in THUS. Clearance has been sought by THUS and THUS Group that certain known payments will not be treated as chargeable payments. If a person other than THUS, THUS Group or certain persons who are deemed for tax purposes to be under the control of THUS or THUS Group were to make a chargeable payment within such five year period, the tax charge would still arise in THUS and THUS would be legally entitled to claim from the relevant members of ScottishPower Group in respect of such a tax charge under the indemnity referred to above. If THUS, THUS Group or certain persons who are deemed for tax purposes to be under the control of THUS or THUS Group were to make a chargeable payment during the five year period, the tax charge would still arise in THUS but THUS would not be entitled to claim under such an indemnity. In that event, the Company would not be able to pay the resultant tax charge in the foreseeable future.

- **Potential changes to terms of the Bank Facility:** In common with many facilities the Bank Facility is subject to a 'market flex' arrangement. Under this arrangement, the Lenders are entitled during syndication to require the Company to make certain changes to the structure, terms and

pricing of the Bank Facility. Whilst there are restrictions on the scope of the changes that may be required, no guarantee can be given that the cost of the Bank Facility will not increase, nor that (i) the Company's ability to comply with the Bank Facility (ii) the availability of funds under the Bank Facility or (iii) the terms for repayment, will not be affected as a result of such changes.

- **Pledge over shares:** If security in all of the shares in THUS is not granted to the Lenders by 30 June 2002 the Bank Facility will cease to be available and will go into default. It is not currently intended for this security to be granted before the Demerger in order to avoid the risk that a degrouping tax charge might arise. No guarantee can be given that the Demerger will have taken place by 30 June 2002. After this security is granted and if THUS is unable to fulfill its obligations under the Bank Facility, the Lenders may require that THUS Group sell such shares in order to cover outstanding borrowings.
- **Debt covenants:** The agreement relating to the Bank Facility contains restrictive covenants and requirements to maintain certain financial ratios that if breached, may seriously compromise THUS's finances and its ability to meet its business plan.
- **Share price volatility:** The market price of THUS's shares may vary greatly from time to time, both up and down, due to the depth and liquidity of the market, investor perceptions of the Company (including of its financial condition and results of operations) and other telecommunications companies and competition and regulatory conditions. The Open Offer followed by the Demerger of THUS by Scottish Power plc (as well as the subsequent conversion of THUS Group Preference Shares into THUS Group Ordinary Shares) may lead to significant share price volatility in the coming months.
- **Growth:** THUS must effectively manage its growth and expansion. The anticipated growth of the Company is likely to place a significant strain on its administrative, operational and financial resources and systems as THUS expands the scope of its services.
- **Competition:** Although THUS believes that it can compete effectively with other operators through its pricing structure and the quality of its services, as it expands its operations and as competitive pressures increase, THUS may be unable to expand its market share.
- **Technology:** THUS is potentially exposed to rapid and significant changes in technology, both with respect to its fibre optic networks and its IT systems, and any such changes could have a material adverse effect on its business, financial condition and results of operations.
- **Operating losses:** THUS has a history of negative cash flows and expects these to continue in the short-term. If THUS cannot create positive cash flow, it may not be able to meet its repayment requirements or service its debt.
- **Dividends:** THUS does not expect to pay dividends on Ordinary Shares for the foreseeable future.
- **Key customers:** Approximately 19.4 per cent. of THUS's revenues in the 6 months to 31 September 2001 were dependent on two key customers, Broadsystem Ventures Limited (in its capacity as supplier to British Sky Broadcasting plc) and the ScottishPower Group. Failure to maintain these relationships or a default by such customers of their contractual obligations would have a material adverse effect on THUS's results.
- **Regulatory environment**: THUS's business is affected by various laws imposed at both UK and EU level applying to the regulation of telecommunications networks and services and the Internet, as well as general EU and UK competition law. In particular, the UK telecommunications regime governs the wholesale price for conveyance services obtained from the dominant carrier BT.
- **Capital requirements:** Although THUS believes that it will be fully funded taking into account all current financing and operating plans, these plans may not fully reflect the extent of future capital requirements due to factors both internal and external to the business.

Relationship between THUS and ScottishPower

On 9 November 1999 the Company entered into a relationship agreement (the "Relationship Agreement") with ScottishPower under which it was agreed that all transactions and relationships between any member of the ScottishPower Group and any member of the Group would be at arm's length and on a normal commercial basis and the Company would be able to carry on its business independently of the ScottishPower Group. These principles are reflected in the commercial and

operating agreements entered into between the Company and the ScottishPower Group between 30 September 1999 and 10 November 1999 which relate to the Company's continued use of certain assets and resources of the ScottishPower Group, the Company's continued provision of services to the ScottishPower Group, the ScottishPower Group's continued provision of services to the Company and, the ScottishPower Group's continued role as a controlling shareholder of THUS. The material terms of the Relationship Agreement itself (save for certain terms relating to maintaining confidentiality of information and making announcements relating to the Relationship Agreement) would terminate on completion of the Demerger.

The principal agreements currently entered into between the Company and the ScottishPower Group are described in paragraph 9.1 of Part 8 of this document. THUS and the ScottishPower Group intend to make some amendments to this network of contracts both prior to Demerger and in the period following the Demerger, although Scottish Power plc and THUS do not intend that such amendments would affect the key commercial terms of the agreements. Some of the proposed amendments are summarised in paragraph 9.3 of Part 8 below. As a result of the arrangements and intended associated amendments described above, the Directors are satisfied that THUS is capable of carrying on its business independently of the ScottishPower Group and all transactions and relationships between THUS and the ScottishPower Group are and will continue to be at arm's length and on a normal commercial basis.

THUS Employee Share Schemes

In accordance with the rules of the THUS Employee Share Schemes, the Board is entitled to make adjustments to the exercise prices of outstanding options granted pursuant to such schemes and to the numbers of Ordinary Shares subject to such options, in order to take account of the Open Offer. Any adjustments will be subject to written confirmation from THUS's auditors that such adjustments are, in their opinion, fair and reasonable and will also be subject, where applicable, to prior approval from the Inland Revenue. Arrangements will be made in due course to provide participants in these schemes with full details of any such adjustments that may be made.

Participants in the THUS profit sharing schemes may be able to instruct the trustees to accept the Open Offer on their behalf. Further details will be sent to participants in the schemes.

Further details of the THUS Employee Share Schemes are set out in Part 8 of this document.

Extraordinary General Meeting

Notice of the Extraordinary General Meeting, which is to be held at 11:15 a.m. on 11 February 2002 (or, if later, immediately following the conclusion or adjournment of the Court Meeting), is set out at the end of this document. At this meeting six resolutions will be proposed.

The first of these will be a special resolution to approve the following:

(1) the increase of the authorised share capital of the Company from £47,637,096.775 to £61,963,161.275 by the creation of 573,042,580 new Ordinary Shares representing an increase of approximately 30.1 per cent. in THUS's authorised share capital;

(2) the authorisation of the Directors unconditionally to allot relevant securities (within the meaning of section 80 of the Act) up to an aggregate nominal amount of £14,326,064.50, representing approximately 81.2 per cent. of the Company's existing issued ordinary share capital and approximately 44.8 per cent. of the Enlarged Issued Ordinary Share Capital; and

(3) the disapplication of the provisions of section 89 of the Act to empower the directors to allot unissued Ordinary Shares for cash to the extent set out in the resolution otherwise than pro rata to Shareholders and free of the restrictions contained in article 7.2 of the Articles of Association of the Company.

The authorised share capital of THUS must be increased to allow the issue of the Open Offer Shares.

The Company is seeking authority to allot up to £14,326,064.50 nominal amount of relevant securities, which represents approximately 81.2 per cent. of the Company's issued ordinary share capital at 11 January 2002. This authority will expire at the conclusion of the Annual General Meeting

of the Company to be held in July 2002. This authority is limited to the allotment of relevant securities in connection with the Open Offer.

The Directors will be authorised by the resolution to allot equity securities (within the meaning of section 94 of the Companies Act 1985) for cash without complying with the statutory pre-emption rights of holders of Ordinary Shares under section 89 of the Companies Act 1985 and free of the restrictions contained in article 7.2 of the Articles of Association of the Company. This authority is limited to the allotment of equity securities in connection with the Open Offer and will expire at the conclusion of the Annual General Meeting of the Company to be held in July 2002.

The second special resolution to be proposed at the Extraordinary General Meeting seeks approval for the Scheme. Under the Scheme, all Ordinary Shares and Participating Preference Shares in issue at the record time for the Scheme will be transferred to THUS Group and THUS Group will issue an equal number of THUS Group Ordinary Shares and THUS Group Preference Shares to Shareholders. Scottish Power plc, as the existing holder of 1,999,999 THUS Group Ordinary Shares and David Nish as the existing holder of 1 THUS Group Ordinary Share shall be deemed for these purposes to have acquired those shares pursuant to the Scheme and their entitlements shall be reduced accordingly. THUS Group Ordinary Shares will have the same rights as those attaching to the Ordinary Shares and the THUS Group Preference Shares will have substantially the same rights as those attaching to the Participating Preference Shares. As part of the second special resolution, Shareholders will be asked to approve alterations to the Articles of Association of the Company to ensure (a) that the holders of any THUS Shares issued prior to the record time for the Scheme (but which are not otherwise caught by the Scheme) will be bound by the Scheme, (b) that any THUS Shares allotted after the record time for the Scheme are transferred to THUS Group in consideration for the issue of THUS Group Shares, and (c) if THUS Shares are allotted within (b) following any reorganisation of or material alteration to the share capital of either THUS or THUS Group or any other return of value to holders of THUS Group Shares after the effective date of the Scheme, that the number of THUS Group Shares to be issued to that person will be adjusted in an appropriate manner. The full text of the proposed amendments to the Articles of Association of the Company is set out in the notice of Extraordinary General Meeting at the end of this document. In addition, a copy of the Articles of Association of the Company incorporating the proposed amendments will be available for inspection as set out in paragraph 15 of Part 8 of this document and at the place of the Extraordinary General Meeting for a period of 15 minutes before the meeting and during the meeting itself. Further details of the Scheme are set out in the explanatory documents relating to the Scheme that accompany this document.

Four additional ordinary resolutions are to be proposed at the Extraordinary General Meeting. Three of these resolutions seek the approval of THUS shareholders to the adoption by THUS Group of a new discretionary share option scheme and a new sharesave scheme, which are proposed to be established by THUS Group after the Scheme becomes effective in order to replace existing THUS share option schemes. In addition, approval is sought to the adoption by THUS Group of a new Performance Share Plan. Further details of the existing THUS Employee Share Schemes and of the proposed new THUS Group share schemes are set out in Part 8 of this document. Copies of the rules of the new THUS Group Share Schemes and of the new THUS Group Performance Share Plan will be available for inspection as set out in paragraph 15 of Part 8 of this document and at the place of the Extraordinary General Meeting for a period of 15 minutes before the meeting and during the meeting itself.

The last ordinary resolution (numbered 6 in the notice set out on pages 132 to 134 of this document) is to approve the Tax Indemnity Restrictions, as explained on page 13 of this document.

Scottish Power plc's obligations under the Underwriting Agreement are (and, consequently, the Open Offer itself is) conditional, *inter alia*, upon the passing of all of the resolutions to be proposed at the Extraordinary General Meeting. Scottish Power plc will be entitled to vote on all of the Resolutions other than resolution number 6 in the notice in respect of its holdings of Ordinary Shares and Participating Preference Shares and has undertaken to vote in favour of all of the Resolutions other than resolution number 6 in the notice to be proposed at the Extraordinary General Meeting. Scottish Power plc will not (and has undertaken to take all reasonable steps to ensure that its associates will not) vote on the resolution numbered 6 set out in the notice.

Action to be Taken

Extraordinary General Meeting

A blue Form of Proxy for use at the Extraordinary General Meeting is enclosed. Whether or not you intend to be present at the Extraordinary General Meeting, you should complete and return the blue Form of Proxy, in accordance with the instructions printed thereon, as soon as possible and in any event so as to be received by not later than 11:15 a.m. on 9 February 2002 (or, if later, at least 48 hours before the time of the Extraordinary General Meeting). Completion and return of the blue Form of Proxy will not prevent you from attending the Extraordinary General Meeting and voting in person should you wish to do so.

Open Offer

Qualifying Shareholders who wish to apply for New Ordinary Shares under the Open Offer should follow the procedure for application set out in Part 2 of this document. Before applying for New Ordinary Shares under the Open Offer, Qualifying Shareholders should consider the implications of the statements regarding the working capital position of the Company set out on page 15 of this document. The attention of Qualifying Shareholders is also drawn to the instructions printed on the Application Form. Qualifying Shareholders who do not wish to apply for New Ordinary Shares under the Open Offer do not need to complete the Application Form, but are nevertheless requested to complete and return the blue Form of Proxy and the orange form of proxy relating to the Court Meeting, which is enclosed with the explanatory document relating to the Scheme accompanying this document.

Listing Particulars relating to THUS Group

Listing particulars relating to the new holding company, THUS Group, which are required to be published by virtue of THUS Group being a new applicant for the purposes of the Listing Rules, can be obtained free of charge up until the date on which the Scheme becomes effective at any time during normal business hours on weekdays from the registered office of THUS and of THUS Group (being, in each case, Dalmore House, 310 St. Vincent Street, Glasgow G2 5BB) or by calling the THUS Shareholder Information Line on 0845 203 2020 (overseas +44 20 7864 9124). A copy will also be available for inspection at the Extraordinary General Meeting and the Court Meeting.

Further Information

Your attention is drawn to the section headed "Risk Factors" in Part 7 of this document and to the further information contained in Parts 2 to 6 and 8 of this document. You are advised to read the whole of this document and not rely solely on the summary information in this letter.

Directors' Recommendation

The Board, which has been advised by Greenhill, considers that the Open Offer and the Scheme are fair and reasonable so far as THUS Shareholders are concerned. In giving its advice to the Directors, Greenhill has taken into account the Directors' commercial assessments of the Open Offer and the Scheme and of THUS's current and future funding requirements.

The Directors consider resolutions numbered one to five in the notice of Extraordinary General Meeting to be in the best interests of the Company and THUS Shareholders as a whole and unanimously recommend that you vote in favour of the Resolutions as they intend to do in respect of their own beneficial holdings of shares, representing in aggregate approximately 0.025 per cent. of the Existing Ordinary Shares.

David Nish and I are Directors of Scottish Power plc and accordingly we have not participated in the Independent Directors' consideration of the resolution numbered six in the notice of Extraordinary General Meeting. The Independent Directors, who have been so advised by Greenhill, consider that the Tax Indemnity Restrictions are fair and reasonable so far as THUS Shareholders are concerned. In providing advice to the Independent Directors in relation to the Tax Indemnity Restrictions, Greenhill has taken into account the Independent Directors' commercial assessments of the Tax Indemnity Restrictions.

The Independent Directors consider the resolution numbered six in the notice of Extraordinary General Meeting to be in the best interests of the Company and THUS Shareholders as a whole and unanimously recommend that you vote in favour of the Resolutions as they intend to do in respect of their own beneficial holdings of shares representing in aggregate approximately 0.024 per cent. of the Existing Ordinary Shares.

Yours sincerely,

Charles Berry
Chairman

PART 2. DETAILS OF THE TERMS AND CONDITIONS OF THE OPEN OFFER AND THE UNDERWRITING AGREEMENT

Introduction

As explained in Part 1 of this document, the Company is proposing to raise approximately £275 million before expenses through the Open Offer.

All of the New Ordinary Shares will be issued at the Offer Price, which was set at a discount of approximately 8.6 per cent. to the closing mid-market price of a THUS Share of 52.5p on 18 December 2001, the day prior to the announcement that THUS had reached agreement in principle for a £275 million open offer.

Qualifying Shareholders are entitled to subscribe for the New Ordinary Shares that will be issued under the Open Offer. The New Ordinary Shares will rank *pari passu* in all respects with the Existing Ordinary Shares, including the right to receive dividends and other distributions declared, made or paid after Admission in respect of the ordinary share capital of the Company. However, you should note that THUS does not anticipate paying dividends for the foreseeable future.

This Part 2 and the Application Form contain the formal terms and conditions of the Open Offer as they apply to Qualifying Shareholders in the UK. The attention of Overseas Shareholders is brought to the section below entitled "Overseas Shareholders".

The Open Offer

Qualifying Shareholders are being invited to participate in the Open Offer, in which they are entitled to apply for Open Offer Shares at the Offer Price and subject to the terms and conditions set out in this Part 2 and the Application Form on the basis of:

42 Open Offer Shares for every 125 Ordinary Shares; and

1,344 Open Offer Shares for every 100 Participating Preference Shares

held by Qualifying Shareholders and registered in their names on the Record Date, and so in proportion for any greater or lesser number of Ordinary Shares or Participating Preference Shares then held. Entitlements will be rounded down to the nearest whole number of Open Offer Shares. Qualifying Shareholders can participate in the Open Offer by completing and returning the Application Form. For these purposes, notwithstanding anything else contained in this document, Scottish Power plc will be treated as the Qualifying Shareholder in respect of the 353,396,513 Ordinary Shares and the 25,000,000 Participating Preference Shares held as at the date of this document by ScottishPower, following the transfer to Scottish Power plc of those shares. Instructions as to how to complete the Application Form are set out below and in the Application Form itself. Before applying for Open Offer Shares, Qualifying Shareholders should consider the implications of the statements regarding the working capital position of the Company set out on page 15 of this document.

As a result of this basis of entitlement, Scottish Power plc will be entitled to take up a total of 454,741,228 New Ordinary Shares under the Open Offer (amounting to approximately 79.4 per cent. of the Open Offer Shares). The Qualifying Public Shareholders will be entitled to take up an aggregate of 118,301,352 New Ordinary Shares (amounting to approximately 20.6 per cent. of the Open Offer Shares). Fractions of Open Offer Shares will not be allotted. Any fractional entitlements will be aggregated and subscribed for by Scottish Power plc at the Offer Price pursuant to the Underwriting Agreement and the proceeds retained for the benefit of the Company.

If you do not wish to apply for any Open Offer Shares under the Open Offer, you should not complete or return the Application Form. Open Offer Shares that are not taken up by Qualifying Public Shareholders will be subscribed for by Scottish Power plc pursuant to the Underwriting Agreement or by any any other underwriter appointed by the Company.

Conditions of the Open Offer

The Open Offer is conditional on Scottish Power plc's obligations under the Underwriting Agreement becoming wholly unconditional and the Underwriting Agreement not having been terminated. Scottish Power plc's obligations under the Underwriting Agreement are themselves conditional, inter alia, on the following:

(i) the passing at the Extraordinary General Meeting of the Resolutions;

(ii) Scottish Power plc not having decided against proceeding with the Demerger;

(iii) the Scottish Power plc Capital Reduction having become effective;

(iv) the resolution to approve the Demerger to be proposed at the Scottish Power plc EGM having been passed; and

(v) Admission having become effective by no later than 12 March 2002 or such later date (not being later than 19 March 2002) as the Company and Scottish Power plc may agree.

If the condition to the Open Offer is not satisfied, no Open Offer Shares will be issued and all monies received by the Registrars on behalf of the Company in connection with the Open Offer will be returned to applicants (at their risk) without interest as soon as practicable thereafter.

Subscription Arrangements with Scottish Power plc

Depending upon the extent to which Qualifying Public Shareholders take up their entitlements under the Open Offer, Scottish Power plc would, following completion of the Open Offer, hold between 808,137,741 Ordinary Shares and 926,439,093 Ordinary Shares (representing approximately 63.2 per cent. and 72.5 per cent. of the Enlarged Issued Ordinary Share Capital respectively).

In accordance with the terms of the Underwriting Agreement and the Open Offer, amounts payable by Scottish Power plc to THUS in respect of Open Offer Shares subscribed by Scottish Power plc will be applied by way of set-off against amounts payable by THUS to Scottish Power plc under the ScottishPower Facility.

THUS reserves the right, with the consent of Scottish Power plc, to enter into arrangements with one or more underwriters to underwrite some of the Open Offer Shares. In the event that THUS enters into agreements with one or more such underwriters, the number of Open Offer Shares subscribed for by Scottish Power plc pursuant to the Underwriting Agreement will be reduced by the number of Open Offer Shares so underwritten. Any such arrangements will not affect THUS's position as a member of the Scottish Power plc group of companies for the purposes of UK corporation tax on chargeable gains.

General

Qualifying Shareholders may only apply for Open Offer Shares in the Open Offer using the accompanying Application Form, which is personal to the Qualifying Shareholder(s) named thereon and may not be split, assigned or transferred except to satisfy *bona fide* market claims. Before applying for Open Offer Shares, Qualifying Shareholders should consider the implications of the statements regarding the working capital position of the Company set out on page 15 of this document.

Applications will be irrevocable and each valid application will constitute a contract that shall become binding upon receipt of the Application Form and accompanying payment by the Registrars. That contract shall become unconditional when and if the Open Offer becomes unconditional.

Amounts in respect of which applications are validly made and accepted under the Open Offer (subject to the terms and conditions set out in this Part 2 and the Application Form) will be applied in subscribing at the Offer Price for the number of Open Offer Shares applied for. Fractions of Open Offer Shares will not be allotted. Any fractional entitlements will be aggregated and subscribed for by Scottish Power plc pursuant to the Underwriting Agreement and the proceeds retained for the benefit of the Company. No interest will be paid on monies received by the Company in connection with the Open Offer. Any money returned will be sent by the Company or its agent by cheque by post at the sole risk of the applicant.

Any Qualifying Shareholder who takes up all or part of his entitlement under the Open Offer agrees to be bound by the Scheme in respect of all New Ordinary Shares issued to him pursuant to the Open Offer.

The Application Form

If the condition to the Open Offer is satisfied, each Qualifying Shareholder who makes a valid application under the terms of the Open Offer will be entitled to be allotted Open Offer Shares equal to his pre-emptive entitlement which is shown in Box 2 of the Application Form (his "maximum *pro rata* entitlement") or such lesser number of Open Offer Shares as the Qualifying Shareholder has specified in Box 4 on the Application Form, in each case at the Offer Price.

Shareholders should be aware that the Open Offer is not a rights issue. Entitlements to Open Offer Shares may not be assigned or transferred by Qualifying Public Shareholders (other than to satisfy *bona fide* market claims) and entitlements will not be sold in the market for the benefit of Qualifying Shareholders who do not apply for them in the Open Offer. The Application Form is not a transferable document and cannot be traded.

Qualifying Shareholders who have recently sold or transferred all or part of their holdings of Ordinary Shares are advised to read carefully the "Instructions for Consolidation" and the "Instructions for Assignment and Splitting" on page 2 of the Application Form and consult their stockbrokers or other professional advisers through whom the sale or transfer was effected as soon as practicable since the entitlement to apply for Open Offer Shares under the Open Offer may represent a benefit which can be claimed from them by the purchaser or transferee under the rules of the London Stock Exchange.

Before applying for Open Offer Shares, Qualifying Shareholders should consider the implications of the statements regarding the working capital position of the Company set out on page 15 of this document. The Application Form should be returned together with a pound sterling cheque or banker's draft made payable to "Lloyds TSB Bank plc - THUS Open Offer" and crossed "Account Payee only", to the value of the Open Offer Shares applied for on the Application Form, by the Qualifying Shareholders, by post in the reply-paid envelope provided to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or by hand, during normal business hours only, to Lloyds TSB Registrars, Antholin House, 71 Queen Street, London EC4N 1SL as soon as practicable and, in any event, so as to be received not later than 3.00 p.m. on 6 March 2002, after which time Application Forms will not be accepted.

Any cheque or banker's draft must be drawn in pounds sterling on a United Kingdom branch of a qualifying bank or a building society which is either a settlement member of the Cheque and Credit Clearing Company Limited or the CHAPS Clearing Company Limited, or which has arranged for its cheques and banker's drafts to be cleared through facilities provided by either of those companies. All such payments must bear the appropriate sort code in the top right hand corner. Qualifying Shareholders who are resident outside the UK should consult their own bank with regard to obtaining a banker's draft in the appropriate form.

The amount payable in respect of your application should be the value of the Open Offer Shares applied for in the Open Offer, being the amount payable at the Offer Price in respect of the number of Open Offer Shares specified in Box 4 on the Application Form or, if you have not specified a number in Box 4, the maximum *pro rata* entitlement specified in Box 2 on the Application Form. Your Application Form will not be valid unless you sign it.

Cheques and banker's drafts will be presented for payment on receipt and it is a term of the Open Offer that cheques and banker's drafts will be honoured on first presentation. The Company may elect to treat as valid or invalid any applications made by Qualifying Shareholders in respect of which cheques are not so honoured. If cheques or banker's drafts are presented for payment before the conditions of the Open Offer are fulfilled, the application monies will be kept in a separate bank account and any interest earned on such monies will be retained for the benefit of the Company. In the event that the condition to the Open Offer is not satisfied, all monies will be returned (without payment of interest) to applicants as soon as practicable. If you post your Application Form by first

class post in the UK, or in the reply-paid envelope provided, you are recommended to allow at least four working days for delivery. Qualifying Shareholders who are not resident in the UK should allow longer for delivery and will not be able to use a reply-paid envelope.

Applications by Scottish Power plc under the Open Offer need not be accompanied by a cheque or banker's draft on the basis that, pursuant to the terms of the Underwriting Agreement, certain amounts payable by Scottish Power plc to THUS in respect of Open Offer Shares subscribed by Scottish Power plc will be applied by way of set-off against amounts payable by THUS to Scottish Power plc under the ScottishPower Facility.

By completing and delivering an Application Form, you (as the applicant(s)):

(i) agree that your application, the acceptance of your application and the contract resulting therefrom under the Open Offer shall be governed by and construed in accordance with the laws of England; and

(ii) confirm that in making the application you are not relying on any information or representation other than such as may be contained in this document and you, accordingly, agree that no person responsible solely or jointly for this document or any part thereof shall have any liability for any information or representation not contained in this document.

You should note that applications will be irrevocable. The Company reserves the right (but shall not be obliged) to treat any application not strictly complying with the terms and conditions of application as nevertheless valid.

If you have any doubt as to the procedure for acceptance and payment, you should contact the THUS Shareholder Information Line on 0845 203 2020 (overseas +44 20 7864 9124). This Information Line will not provide any financial advice.

United Kingdom Taxation

The following comments are intended as a general guide only and are based on current UK law and Inland Revenue practice as at the date of this document, both of which are subject to change at any time, possibly with retrospective effect. These comments deal only with the position of THUS Shareholders who are resident or, in the case of individuals, ordinarily resident in the UK for tax purposes, who are the absolute beneficial owners of their Ordinary Shares and who hold their Ordinary Shares as an investment. These comments do not deal with certain types of shareholders, such as persons holding or acquiring shares in the course of a trade, collective investment schemes and insurance companies and the comments in paragraph (b) below do not deal with Open Offer Shares issued to the holder of Existing Preference Shares in respect of their Existing Preference Shares. If you are in any doubt about your tax position or if you may be subject to tax in a jurisdiction other than the UK, you should consult your professional adviser without delay.

(a) UK taxation of dividends

The Company is not currently required to withhold at source any amount in respect of tax from any dividend paid.

An individual THUS Shareholder who is resident in the UK for UK tax purposes and who receives a dividend from THUS will be entitled to a tax credit equal to one-ninth of the dividend. The individual will be taxable on the total of the dividend and the related tax credit (the "gross dividend"), which will be regarded as the top slice of the individual's income. The tax credit will, however, be treated as discharging the individual's liability to income tax in respect of the gross dividend, unless and except to the extent that the gross dividend falls above the threshold for the higher rate of income tax, in which case the individual will, to that extent, pay tax on the gross dividend calculated as 32.5 per cent. of the gross dividend less the related tax credit. So, for example, a dividend of £80 will carry a tax credit of £8.89 and the income tax payable on the dividend by an individual liable to income tax at the higher rate would be 32.5 per cent. of £88.89, namely £28.89, less the tax credit of £8.89, leaving a net tax charge of £20.

There will be no payment of the tax credit or any part of it to an individual whose liability to income tax on the dividend and the related tax credit is less than the tax credit except where the individual holds the relevant Ordinary Shares in a personal equity plan or individual savings account and the dividend is paid on or before 5 April 2004.

UK resident THUS Shareholders who are not liable to UK tax on dividends, including pension funds and charities, will not be entitled to claim any payment of the tax credit in respect of dividends paid by the Company, although charities may be entitled to a payment by the Inland Revenue of a specified proportion of any dividend paid by the Company to the charities on or before 5 April 2004.

A THUS Shareholder that is a company resident for tax purposes in the UK will not generally be subject to corporation tax on any dividend it receives from the Company.

Whether a THUS Shareholder who is resident for tax purposes in a country other than the UK is entitled to a tax credit in respect of dividends received from the Company and to claim payment of any part of the tax credit will depend, in general, on the provisions of any double taxation convention or agreement which may exist between that THUS Shareholder's country of residence and the UK. However, where a non-UK resident THUS Shareholder is entitled to claim payment of any part of a tax credit, the amount payable will generally be less than one per cent of the dividend to which it relates. A non-UK resident THUS Shareholder may be subject to foreign taxation on dividend income in that THUS Shareholder's country of residence.

(b) UK taxation of chargeable gains

For the purposes of UK taxation of chargeable gains, a Qualifying Shareholder should not be treated as making a disposal of all or part of his existing holding of Ordinary Shares by reason of the issue to that Qualifying Shareholder of Open Offer Shares.

The cost of any Open Offer Shares subscribed for by a Qualifying Shareholder pursuant to the Open Offer should generally be added to the base cost of the Qualifying Shareholder's existing holding of Ordinary Shares. A subsequent disposal of Open Offer Shares by a Qualifying Shareholder may, depending on the Qualifying Shareholder's circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains. Taper relief may be available to an individual Qualifying Shareholder, which may operate to reduce the percentage of any gain which becomes chargeable on the disposal of the Open Offer Shares provided that such Qualifying Shareholder has retained those Open Offer Shares for the relevant period. In the case of a Qualifying Shareholder within the charge to UK corporation tax, the subscription price for the Open Offer Shares will qualify for indexation allowance from the date on which the relevant THUS Shareholder paid or became liable to pay for such Open Offer Shares.

A THUS Shareholder who is neither resident nor, in the case of an individual, ordinarily resident for UK tax purposes in the UK will not be liable for UK tax on chargeable gains realised on the disposal of its Open Offer Shares unless such holder carries on a trade, profession or vocation in the UK through a branch or agency and has used, held or acquired Open Offer Shares for the purposes of such trade, profession or vocation or such branch or agency.

However, a THUS Shareholder who is an individual and who is only temporarily resident outside the UK for UK tax purposes at the date of a disposal of the Open Offer Shares may be liable to UK tax on chargeable gains on becoming resident or ordinarily resident in the UK again, in respect of disposals made while he was temporarily resident outside the UK, subject to any available exemption or relief.

(c) Stamp duty and stamp duty reserve tax ("**SDRT**")

No liability to stamp duty or SDRT will generally arise on the allotment and issue of Open Offer Shares by the Company pursuant to the Open Offer.

The conveyance or transfer on sale of Open Offer Shares will usually be subject to *ad valorem* stamp duty, normally at the rate of 0.5 per cent (rounded up, if necessary, to the nearest multiple of £5) of the amount or value of the consideration paid. Stamp duty is normally paid by the purchaser. A charge to SDRT at the rate of 0.5 per cent of the amount or value of the consideration paid for the Open Offer Shares will arise in relation to an unconditional agreement to transfer Open Offer Shares. However, if within six years of the date of the agreement (or, if the agreement was conditional, the date on which the agreement became unconditional) an instrument of transfer is executed pursuant to the agreement and is duly stamped, the stamping of the instrument will normally cancel, or give rise to a repayment in respect of, the SDRT liability. SDRT is normally the liability of the purchaser.

There will be no stamp duty or SDRT on a transfer of Open Offer Shares into CREST where such a transfer is made for no consideration. A transfer of Open Offer Shares effected on a paperless basis through CREST will generally be subject to SDRT at the rate of 0.5 per cent of the amount or value of

the consideration payable. CREST is obliged to collect SDRT on relevant transactions settled within the system.

Where Open Offer Shares are issued or transferred to issuers of depositary receipts or providers of clearance services (or their nominees or agents) stamp duty or SDRT (as appropriate) may be payable (in the case of stamp duty) at the rate of 1.5 per cent (rounded up, if necessary, to the nearest multiple of £5) of the amount or value of the consideration provided or (in the case of SDRT) at the rate of 1.5 per cent of the amount or value of the consideration payable (if in money or money's worth) or the value of the Open Offer Shares. Where such stamp duty or SDRT (as appropriate) is payable, such amounts may be charged by the depositary or clearance service to the THUS Shareholder to whom the Open Offer Shares would otherwise have been issued or to whom the Open Offer Shares are being transferred. Clearance services may opt, under certain conditions, for the normal rates of stamp duty and SDRT to apply to a transfer of shares into, and to transactions within, the service (in which case the above charge at the higher rate of 1.5 per cent will not apply to an issue or transfer of shares into that clearance service).

The above statements are intended as a general guide to the current stamp duty and SDRT position. Certain categories of person are not liable to stamp duty or SDRT and others may be liable at a higher rate as mentioned above or may, although not primarily liable for the tax, be required to notify and account for it.

Special rules apply to agreements made by market intermediaries and to certain sale and repurchase and stock borrowing arrangements. Agreements to transfer shares to charities will not give rise to SDRT or stamp duty.

Settlement and Dealings

Application has been made to the UK Listing Authority for admission of the Open Offer Shares to the Official List and application has been made to the London Stock Exchange for admission to trading of the Open Offer Shares on its market for listed securities. It is expected that Admission will take place and dealings in the Open Offer Shares on the London Stock Exchange will commence at 8.00 a.m. (London time) on 12 March 2002. Any persons dealing in Open Offer Shares allocated under the Open Offer prior to Admission and the commencement of dealings therein do so at their own risk and may be selling Open Offer Shares that they do not own.

If the Scheme becomes effective prior to 22 March 2002 no definitive certificates for the Open Offer Shares will be despatched. If the Scheme has not become effective by such date, it is expected that definitive certificates will be despatched by 22 March 2002. Pending their despatch, transfers will be certified against the register. No temporary documents of title will be issued. Open Offer Shares to be issued in uncertificated form are expected to be credited to CREST members' accounts on 12 March 2002.

All documents or remittances, sent by or to THUS Shareholders, or as they may direct, will be sent through the post at their risk.

CREST

The Open Offer will be processed outside CREST. For the purposes of calculating entitlements as at the Record Date certificated and uncertificated holdings will be treated independently. CREST accounts are expected to be credited in respect of the New Ordinary Shares on 12 March 2002 to Qualifying Shareholders who held their Existing Ordinary Shares at the Record Date in uncertificated form. All New Ordinary Shares issued as a result of a *bona fide* market claim will be issued in certificated form and in this respect Shareholders wishing to hold all or part of their holding of New Ordinary Shares in uncertificated form should comply separately with the relevant CREST procedures for conversion of such shares into uncertificated form following receipt of their share certificates. However, notwithstanding any other provision set out in this document or the Application Form, the Company reserves the right at its absolute discretion to issue Open Offer Shares in certificated form.

The Existing Ordinary Shares are already admitted to CREST. Accordingly, no further application for admission to CREST is required for the Open Offer Shares. Qualifying Shareholders who are CREST sponsored members should note that they will not be sent any confirmation of the credit of the Open Offer Shares to their stock account nor any other written communication by the Company in

respect of the issue of Open Offer Shares. Qualifying Shareholders who are CREST sponsored members should refer to their CREST sponsors regarding the action to be taken in connection with this document and the Open Offer.

Selling restrictions outside the United Kingdom

The Company has not taken nor will take any action in any jurisdiction other than the United Kingdom that would permit a public offering of Ordinary Shares in any such jurisdiction where action for that purpose is required. Anyone resident in any such jurisdiction who receives this document is required by the Company to inform themselves about and observe any restrictions as to the Open Offer and the distribution of this document. Such persons should also refer to the paragraph headed 'Overseas Shareholders' below.

Money Laundering Regulations 1993

It is a term of the Open Offer that, to ensure compliance with the Money Laundering Regulations 1993, the Company may, at its absolute discretion, require verification of identity from any person lodging (or who is deemed to lodge) an Application Form (the "Applicant"), including any person who either:

(i) tenders payment by way of cheque or banker's draft drawn on an account in the name of a person or persons other than the Applicant; or

(ii) appears to the Company to be acting on behalf of some other person.

In the former case, verification of the identity of the Applicant may be required. In the latter case, verification of the identity of any person on whose behalf the Applicant appears to be acting may be required. Pending the provision of evidence as to identity satisfactory to the Company, definitive certificates in respect of Open Offer Shares may be retained at the absolute discretion of the Company. If, within a reasonable period of time following a request for verification of identity, the Company has not received evidence satisfactory to it as aforesaid, the Company may, at its absolute discretion, elect to reject the Applicant's application, in which event the amount of the Applicant's payment will be returned (without interest and at the Applicant's risk) to the bank or building society for the credit of the account from which such monies were originally debited, without prejudice to the rights of the Company to set off against such monies, or take proceedings to recover, the loss suffered by it as a result of the failure to produce evidence satisfactory to it as aforesaid.

Alternatively, the Company may elect that the relevant shares will be allotted to the Applicant but (notwithstanding any other term of the issue) will not be issued to him unless the verification of identity requirements have been satisfied. Within such period, not being less than 20 business days after a request for evidence of identity is despatched to the Applicant, the Company will be entitled to make arrangements (in its absolute discretion as to manner, timing and terms) to sell the relevant shares, and for that purpose the Company will be authorised to act as agent of the Applicant. Any proceeds of sale of the relevant shares (net of expenses of sale), which shall be issued to and registered in the name of the purchaser(s), or an amount equivalent to the original payment by the Applicant, whichever is the lower, will be held by the Company on trust for the Applicant (with no obligation to account for interest), subject to the requirements of the Money Laundering Regulations 1993.

Overseas Shareholders

If you are resident in any jurisdiction other than the United Kingdom you are advised to consult a professional adviser immediately.

General

The making of the Open Offer to persons who are resident in, or citizens of, or which are corporations, partnerships or other entities created or organised under the laws of countries other than the United Kingdom may be affected by the laws or regulatory requirements of the relevant jurisdiction. No person receiving a copy of this document and/or the Application Form in any territory other than the United Kingdom may treat the same as constituting an invitation or offer to him or her to subscribe, apply for or purchase New Ordinary Shares, nor should he or she in any event use the Application Form unless, in the relevant territory, such an invitation or offer could lawfully be made to him or her

and the Application Form could lawfully be used without contravention of any unfulfilled registration or other legal requirement.

Any person not resident in or who is outside the United Kingdom wishing to apply to acquire Open Offer Shares under the Open Offer pursuant to this document and the Application Form must satisfy himself or herself as to full observance of the laws and regulatory requirements of any relevant territory in connection therewith, including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue or other taxes due in such territory. THUS Shareholders who are in any doubt as to their position or how to participate in the Open Offer should consult a professional adviser.

US and Canada

The Open Offer is not being made in the US or Canada. Neither the Application Form nor the New Ordinary Shares have been nor will they be registered under the US Securities Act of 1933 (as amended), or under the securities legislation of any state of the US or any province or territory of Canada. Furthermore, relevant exemptions are not being obtained from the Securities Commission of any province of Canada. Accordingly, neither the Ordinary Shares nor the New Ordinary Shares may (other than in certain circumstances) be offered, sold, transferred, taken up or delivered directly or indirectly in or into the US or Canada, their respective territories and possessions, or any political subdivision thereof ("North America"), or to any resident of North America.

Subject to certain exceptions, no application to subscribe for New Ordinary Shares may be made under this document or the Application Form in North America. Application Forms have not been sent to THUS Shareholders with registered or mailing addresses in North America. This document is being sent to such THUS Shareholders for information purposes only, and in that context, it does not constitute an offer or an invitation to subscribe for New Ordinary Shares.

The Republic of Ireland

THUS Shareholders who are resident in the Republic of Ireland should note that, as a result of regulations in the Republic of Ireland, no offer of New Ordinary Shares is being made under this document to THUS Shareholders with registered or mailing addresses in the Republic of Ireland. Accordingly, no application to subscribe for New Ordinary Shares may be made under this document or the Application Form in the Republic of Ireland.

Application Forms have not been sent to THUS Shareholders with registered or mailing addresses in the Republic of Ireland. This document is being sent to such THUS Shareholders for information purposes only, and in that context, it does not constitute an offer or an invitation to subscribe for New Ordinary Shares.

Envelopes containing Application Forms should not be postmarked the Republic of Ireland or otherwise despatched from the Republic of Ireland, and all subscribers for New Ordinary Shares must provide addresses outside the Republic of Ireland for the delivery of definitive certificates for New Ordinary Shares.

Australia

THUS Shareholders who are resident in Australia should note that no prospectus in relation to the New Ordinary Shares has been lodged with, or registered by, the Australian Securities Commission. Accordingly, the New Ordinary Shares may not (other than in certain exceptional circumstances) be offered, sold, transferred, taken up or delivered in Australia, or to any resident of Australia.

No application to subscribe for New Ordinary Shares may be made under this document or the Application Form in Australia. Application Forms have not been sent to THUS Shareholders with registered or mailing addresses in Australia. This document is being sent to such THUS Shareholders for information purposes only, and in that context, it does not constitute an offer or an invitation to subscribe for New Ordinary Shares.

Japan

THUS Shareholders who are resident in Japan should note that the New Ordinary Shares have not been nor will they be registered under the Securities and Exchange Law of Japan. Accordingly, the New Ordinary Shares may not be offered, sold, transferred, taken up or delivered directly or indirectly in, into or within Japan and no application to subscribe for New Ordinary Shares may be made under this document or the Application Form in Japan.

Application Forms have not been sent to THUS Shareholders with registered or mailing addresses in Japan. This document is being sent to such THUS Shareholders for information purposes only and does not constitute an offer or invitation to subscribe for New Ordinary Shares.

Representation and Warranty

The making of an application on an Application Form will constitute a representation and warranty that, *inter alia,* the applicant is not a THUS Shareholder with a registered or mailing address in the US, Canada, the Republic of Ireland, Australia or Japan, nor is the applicant applying for New Ordinary Shares for the account of any person, or with a view to re-offering, selling, transferring or delivering such securities in any of those territories or possessions, and otherwise, that the applicant has fully observed the laws and any regulatory requirements of any relevant jurisdiction.

The Company reserves the right to treat as invalid any application to acquire Open Offer Shares under the Open Offer if it appears to the Company that such application may involve a breach of the laws or regulatory requirements of any jurisdiction. Notwithstanding any other statement in this document, the Company reserves the right to permit an application to acquire Open Offer Shares if the Company is satisfied that such action would not result in contravention of any applicable legal or regulatory requirements.

PART 3. INFORMATION ON THUS

1. Business Overview

Company Overview

THUS is a provider of voice, data, Internet and contact centre services to corporate and SME markets primarily in the UK. THUS offers a range of communication solutions according to individual customers' needs.

THUS's business was established by ScottishPower in November 1994. Originally THUS, then named ScottishTelecom, provided telecommunications services targeted at business and residential customers in central Scotland. THUS has since grown into a data and telecoms, Internet and contact centre services provider, operating nationwide and, in line with its stated strategy, is now wholly focussed on corporate and SME markets. Rebranding as THUS in October 1999, the Company completed its Global Offering and was listed on the London Stock Exchange in November 1999 and, as at 30 November 2001, employed 2,274 people.

Services and Products

Data and telecommunications services provided by THUS in the UK include direct and indirect switched voice, number translation services, leased lines and capacity together with frame relay and ATM services. The Group offers a variety of Internet services, under the Demon brand, in the UK and to a lesser extent in the Netherlands. Those services include access provision (dial-up, ADSL, leased line, direct fibre capacity and wholesale) together with hosting, e-commerce and security services. In the UK contact centre market THUS provides in-sourced, out-sourced and co-sourced contact centres systems integration, business continuity services, order fulfilment and automated call handling.

THUS's corporate customers include British Sky Broadcasting plc, Scottish Power plc, GE Capital Bank Limited, The Royal Bank of Scotland Group plc and Standard Life Assurance Company. In addition, through facilities management agreements, THUS manages the telecommunications networks of ScottishPower and its subsidiaries, Manweb Limited and Southern Water plc, on an arm's length basis.

Strategy

THUS's main focus is the UK market. The Company's strategy is to take advantage of the changing nature of this market by integrating and cross-selling its current services and by developing and offering Internet and data solutions that enable customers to exploit existing and new technologies.

There are three key elements to THUS's strategy:

- implementing a technologically advanced platform enabling THUS to expand its addressable market in the UK;
- enabling customers to exploit new technologies through the development of advanced telecommunications products and services; and
- leveraging and developing existing businesses for growth.

Implementing a technologically advanced platform

Establish a pan-UK infrastructure

THUS has embarked on a phased upgrade and expansion of its network infrastructure from its original Scottish base to a UK-wide presence. Now completed, the backbone infrastructure has been constructed with dark fibre and advanced DWDM optical technology as well as SDH, ATM, IP and MPLS technologies.

Flexible local loop strategy

To support the service model and ensure a wide reach for THUS's products and services, a flexible approach to access technologies has been taken. Most large customers are, and will continue to be, linked to THUS's network through fibre connections. However, THUS will also deliver services over circuits provided by other operators, wireless networks, and microwave links.

In relation to broadband access THUS is also deploying ADSL services, provided by BT, on a wholesale basis, and will continue to consider emerging broadband alternatives, whether fixed line or otherwise.

Peering to establish international network

Management believes that to service its requirements in the UK a large component of its international traffic now and in the future can be delivered through peering arrangements with other IP traffic carriers. As more services migrate to a data model and IP traffic volumes increase, THUS believes this will help reduce interconnection charges.

Enabling customers to exploit new technologies

Introduce new products and services using new technologies

THUS has deployed a number of products and services since flotation. To date these have included products in the following areas:

- Network carriage – e.g. high speed (155Mbps) Internet access, 10Gbps point to point;
- Network Access – e.g. a range of ADSL products, WAP and dial-up IP products;
- Hosting – e.g. a range of hosting products for SME and corporate customers; and
- Internetworking – e.g. FrameLink and CellLink (frame and ATM networking), iDTV and Smartphone gateways services.

Roll-out of e-commerce services

THUS intends to continue with its development of e-commerce enabling services, seeking to cross sell these products and services to existing customers.

Development of web-enabled content and vertical portals

At the time of flotation, management indicated its intention to develop portals from content available within the residential premium rate services area of the business to drive traffic volumes on the network.

In exploring this area the strategic emphasis has shifted to providing the infrastructure and service frameworks for other brands to launch their own portals rather than THUS providing the entire infrastructure, content and brand equity. Portals now provided by British Sky Broadcasting Plc and Amstrad Plc have been created using the THUS infrastructure in this way.

Leveraging existing businesses

Provision of integrated solutions for corporate customers

In order to increase opportunities for offering integrated services, management has centrally co-ordinated marketing, sales and other support functions across all the services.

Cross-sell to established customer base

THUS intends to leverage its relationships with existing business customers by identifying and promoting additional services of interest to these customers, including integrated product bundles.

Summary

In summary, THUS intends to deliver its strategy by providing integrated Internet, data, voice and contact centre solutions to meet business customer needs and by positioning them with a strong service focus.

In executing the strategy since its Global Offering, THUS has won a number of awards that illustrate its commitment to providing high levels of customer service and technology to customers.

2. Network and Technology

THUS's fibre for the core network outside Scotland has been obtained on a long-term IRU basis from several different operators, allowing THUS to take advantage of competitive fibre markets for long-haul capability. Approximately 9.45 per cent. of the network has been leased from fibre operated by ScottishPower and Scottish & Southern Energy on their overhead power networks, and the remaining sections of network have all been installed by THUS. A small section of network covering North West Scotland is operated on Microwave.

THUS owns and operates its own optical technology throughout the network, using Dense Wave Division Multiplexing (DWDM) technology supplied by Nortel Networks and configured in multiple ring topologies.

THUS's transmission infrastructure is based on Synchronous Digital Hierarchy (SDH) equipment and provides a capability to deliver high speed transmission capacity throughout the network. The SDH layer supports the Company's switched voice, ATM and IP platforms.

The switched voice platform is built from equipment supplied by Marconi and Nokia and delivers both basic and advanced telephony services, including support for modems providing dial-up capacity for Internet, Set-Top-Box (STB) and smart-phone services. The ATM and IP networks are operated on platforms supplied by Cisco and Lucent Technologies and deliver Frame Relay, ATM and MPLS enabled IP services.

Operation of the Network

THUS's network is designed and operated as a series of connected optical rings. THUS's DWDM and SDH technology platforms allow it to provide for a more reliable service by minimising the effects of any interrupted transmissions, by utilising optical and transport protection mechanisms.

THUS operates its own network from a Network Management Centre (NMC) in Hillington, with a fully replicated back-up NMC in Kirkintilloch. This reflects the importance THUS places on the network reliability and the importance of customer service.

THUS also employs specialised teams to monitor the operation of all service platforms, from the voice network to the systems supporting large scale IP-based application delivery.

3. Human Resources

The table below sets out the number of THUS's employees as at 30 November 2001:

Business Area	**Number**
Sales and Marketing	257
Technical and Operations	1,072
Contact Centres	709
Support Functions and Other	236
Total	2,274

Of the total number of THUS's employees, approximately 75 were located in the Netherlands as at 30 November 2001.

THUS has established a framework of employee representative bodies under which employees and members of THUS's senior management team meet to discuss business issues.

THUS has in place a portfolio of incentive schemes for employees. Further details of the THUS Employee Share Schemes are set out in Part 8 of this document. Within this portfolio there is provision for key employees to receive share options that are subject to the achievement of performance conditions. In addition THUS has offered the opportunity for all employees to participate in a save as you earn share option scheme. An annual corporate bonus scheme is also in place for senior staff that targets performance against key financial and personal targets.

THUS's current UK pension arrangements are principally provided by ScottishPower. Those persons employed by THUS in the Netherlands are members of a pension scheme provided by THUS. Approximately 900 employees are currently members of the ScottishPower pension schemes, 670 of whom are within final salary arrangements. The remaining 230 are members of a money purchase plan. Following the Demerger it is THUS's intention to provide all staff with pension arrangements that (as regards final salary schemes) provide at least broadly comparable benefits to those currently received and (as regards money purchase schemes) for which at least broadly comparable contributions will be made.

4. Regulatory Environment

THUS's business is affected by various laws imposed at both UK and EU level. The applicable laws can be broadly divided into three categories:

- those which apply to the regulation of telecommunications networks and services;
- those which apply to the regulation of the Internet; and
- general EU and UK competition law.

The UK telecommunications licensing and regulatory framework is governed by the Telecommunications Act 1984, by EU legislation, and by the conditions of licences granted to operators under the Telecommunications Act. Licences under the Telecommunications Act are issued by the UK Department of Trade and Industry, which also oversees telecommunications policy. Enforcement of the terms of the licences is undertaken by the Director General of Telecommunications, supported by the UK Office of Telecommunications. THUS was granted a standard Fixed PTO licence with Code Powers on 7 October 1999.

The Internet regulatory regime includes laws relating to data protection, the protection of intellectual property rights, defamation and publication or transmission of illegal material. Under certain circumstances Internet Service Providers ("ISPs") may be liable for information distributed over the Internet or contained on web sites hosted by the ISP.

5. Management

Details of the relevant experience and expertise of the Directors are as follows:

Non-executive Directors

Charles Berry became Chairman of THUS on 23 May 2001 and has been a non-executive director of THUS since 15 October 1999. Mr Berry is Executive Director – UK of Scottish Power plc, with responsibility for ScottishPower's Generation, Energy Trading and Customer Sales & Services businesses and for regulatory matters. Having joined ScottishPower in November 1991, he was appointed to the ScottishPower board of directors on 1 April 1999. He was appointed Chief Executive of Manweb in 1996 and in 1998 assumed responsibility for Energy Supply. He assumed responsibility for all UK energy businesses in April 2001.

David Nish was appointed as a non-executive director of THUS on 23 May 2001. He is currently Finance Director of Scottish Power plc and in this capacity he has responsibility at board level for performance management and information technology. Prior to joining Scottish Power plc, he was a partner with Price Waterhouse. He is a member of the Institute of Chartered Accountants of Scotland and its Qualifications Board, a non-executive director of Scottish Knowledge plc and a member of the Scottish Council of the CBI.

Ian Chippendale was appointed as a non-executive director of THUS on 15 October 1999. Mr Chippendale is Executive Chairman of Direct Line Group Limited, having previously been Chief Executive, and has considerable experience in the insurance and financial services industry. Prior to joining Direct Line in 1996, Mr Chippendale was Chief Executive of Privilege Insurance from 1994 and before that he was a director of Provident Financial plc.

Michael de Kare-Silver joined the board of THUS as a non-executive director in September 2000. Mr de Kare-Silver is currently Head of e-Business Development Services at PA Consulting Group and prior to that was Group e-commerce Director at Great Universal Stores Plc ("GUS"). Prior to joining GUS, Mr de Kare-Silver was Senior Partner of the UK strategy consulting firm, the Kalchas Group. The Kalchas Group was acquired by Computer Sciences Corp. in September 1997 where Mr de Kare-Silver served as a Vice President and a member of the European Management Committee for two years before joining GUS. Mr de Kare-Silver was also a non-executive director of Flying Brands Limited until 18 September 2000. Mr de Kare-Silver is also the author of e-commerce books 'e-shock' and 'e-shock 2000'. He is also visiting Professor at Middlesex University Business School of Computing Sciences.

Josephine Connell joined the board of THUS as a non-executive director in January 2001. Mrs Connell is Managing Director of Xansa plc and has a wide range of IT knowledge and experience, gained from 30 years in the industry. She joined Xansa in 1977 after 5 years at CMG and an early career with Mars. She became a member of the Xansa board in 1991 and was subsequently appointed Chief Operating Officer in July 1997, with responsibility for managing Xansa's core outsourcing business, prior to being appointed Group Managing Director in November 1999. Mrs Connell is also a Director of First Banking Systems Limited, Xansa's joint venture with Bank of Scotland, and a governor of the University of Hertfordshire.

Roy Brown was appointed as a non-executive director of THUS in January 2001. Until May 2001, Mr Brown was a main board director of Unilever and President of Unilever's European Foods and Beverages division, a business operating in 15 European countries with a turnover of £5 billion. In addition he has held the role of Regional Director of Unilever's Africa, Middle East, Central and Eastern Europe division. Mr Brown joined Unilever in 1974, initially working in the speciality chemicals business, before moving into marketing and general management roles. Mr Brown is also a non-executive director of GKN Plc, Brambles Industries plc and BUPA.

Executive Directors

William Allan is Chief Executive of THUS. He joined a predecessor company in December 1998 as Chief Operating Officer and was appointed Managing Director in February 1999. Mr Allan has more than 25 years' experience in the telecommunications industry. In 1997, Mr Allan was appointed Chief Executive of Cable & Wireless Regional Businesses. He was a director on the boards of Telecommunications of Jamaica, Entel Panama, the Barbados Telephone Company and the Barbados External Telecommunications Company. Between 1995 and 1997, Mr Allan was Regional Director for Cable & Wireless North East Asia Region, President and Representative Director of Cable & Wireless Japan, and Chairman of Cable & Wireless Communications Services Limited (Japan). He was also a director on the boards of International Digital Communications (IDC Japan), Sakhalin Electrosvyaz, Sakhalin Telecom, Sakhalin Telecom Mobile and Nakhodka Telecom.

Philip Male is Executive Director, Operations. He joined a predecessor company originally as Technical Director of Demon Internet Limited in October 1997. Mr Male has previous experience as Technical Director of Computer Newspaper Services and PA Data Design, part of the Press Association Group, and has held the positions of Head of Research and Development and, prior to joining Demon, Director of Strategic Research with the Press Association Group. With advanced knowledge of data networking technologies, programming languages and operating systems, Mr Male has significant technical experience and expertise. He has been involved in the development of Internet services in the UK since 1990 having run the development teams behind many of the UK's leading web sites.

John Maguire, a Chartered Accountant, joined THUS as Chief Financial Officer in December 2000. Prior to joining THUS, Mr Maguire was Vice President Finance (Japan and Asia) for Cable & Wireless Global. This included leading the finance team in C&W IDC, Japan's second largest international carrier. Mr Maguire has extensive financial and international telecommunications experience, having held a number of other key financial positions within the Cable & Wireless group since 1991, including that of Regional Finance Director of C&W Asia Pacific, based in Singapore.

James Reid joined the board of THUS in April 2001 as Executive Director, Sales and Marketing, taking responsibility at board level for all of THUS's sales and marketing activities. Mr Reid previously held senior roles in the telecommunications, IT, Internet and retail financial services sectors. He joined THUS from Trinity Horne Consulting, a specialist Management Consultancy practice, where he was Business Development Director. He previously held the position of Director of Customer Services at ntl, where he was responsible for all consumer customer interface functions supporting four million customers. Prior to ntl, Mr Reid was Director of Customer Services for Alliance & Leicester plc, responsible for all customer services and account development functions within the bank. He has also held several other senior sales and marketing roles at Mercury Communications, IBM and Powerhouse Communications.

PART 4. INTERIM FINANCIAL INFORMATION FOR THUS FOR THE 6 MONTHS ENDED 30 SEPTEMBER 2001

The following financial information has been extracted without material adjustment from THUS's unaudited interim results for the six months ended 30 September 2001, which were published on 5 November 2001.

THUS plc

GROUP PROFIT AND LOSS ACCOUNT
for the six months ended 30 September 2001

	Notes	First half 2001-02 £'000	First half 2000-01 Restated (Note 3) £'000	Full year 2000-01 Restated (Note 3) £'000
Turnover from continuing operations	2	**140,790**	103,865	233,842
Cost of sales		**(113,012)**	(77,489)	(173,318)
Gross profit from continuing operations		**27,778**	26,376	60,524
Selling and distribution		**(17,856)**	(21,231)	(38,406)
Administration expenses		**(42,706)**	(40,774)	(80,074)
Operating loss on ordinary activities before interest		**(32,784)**	(35,629)	(57,956)
Net interest charge		**(9,970)**	(1,641)	(8,987)
Loss on ordinary activities before taxation		**(42,754)**	(37,270)	(66,943)
Taxation on loss on ordinary activities	4	**—**	13,535	13,827
Loss after taxation		**(42,754)**	(23,735)	(53,116)
Minority interest		**599**	404	1,073
Loss for the period		**(42,155)**	(23,331)	(52,043)
Appropriations – non equity	6	**(1,250)**	(1,250)	(2,500)
Loss retained		**(43,405)**	(24,581)	(54,543)
Loss per ordinary share (pence)	5	**(6.33)**	(3.50)	(7.84)
Diluted loss per ordinary share (pence)	5	**(6.33)**	(3.50)	(7.84)

THUS plc

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
for the six months ended 30 September 2001

	Notes	First half 2001-02 £'000	First half 2000-01 Restated (Note 3) £'000	Full year 2000-01 Restated (Note 3) £'000
Loss for the period		**(42,155)**	(23,331)	(52,043)
Currency translation differences on overseas net assets		**(71)**	76	394
Total recognised losses for the period		**(42,226)**	(23,255)	(51,649)

Reconciliation of Movements in Shareholders' Funds
for the six months ended 30 September 2001

	Notes	First half 2001-02 £'000	First half 2000-01 Restated (Note 3) £'000	Full year 2000-01 Restated (Note 3) £'000
Loss for the period		**(42,155)**	(23,331)	(52,043)
Appropriations – non equity	6	**(1,250)**	(1,250)	(2,500)
Loss retained		**(43,405)**	(24,581)	(54,543)
Currency translation differences on overseas net assets		**(71)**	76	394
Reversal of appropriations – non equity	6	**1,250**	1,250	2,500
Net movement in shareholders' funds		**(42,226)**	(23,255)	(51,649)
Opening shareholders' funds (prior period restated)	3	**282,964**	334,613	334,613
Closing shareholders' funds		**240,738**	311,358	282,964

THUS plc

GROUP BALANCE SHEET
as at 30 September 2001

	30 September 2001	30 September 2000	30 March 2001
	£'000	£'000	£'000
Fixed assets			
Intangible assets	**538**	1,016	486
Tangible assets	**471,763**	403,178	467,500
Investments	**24,250**	14,781	24,250
	496,551	418,975	492,236
Current assets			
Stocks	**10,269**	9,270	10,741
Debtors:			
• Other debtors	95,565	66,267	92,480
• Funds deposited with ScottishPower	3,800	4,602	17,550
	99,365	70,869	110,030
Cash at bank and in hand	**2,589**	2,192	3,484
Total current assets	**112,223**	82,331	124,255
Creditors: amounts falling due within one year			
Other creditors	**(121,105)**	(102,411)	(145,798)
Loans and other borrowings	**(3,834)**	(2,902)	(3,900)
Total creditors falling due within one year	**(124,939)**	(105,313)	(149,698)
Net current liabilities	**(12,716)**	(22,982)	(25,443)
Total assets less current liabilities	**483,835**	395,993	466,793
Creditors: amounts falling due after more than one year			
Loans and other borrowings:			
• ScottishPower loan account	(240,600)	(80,600)	(180,600)
• Loans and other borrowings	(4,253)	(4,354)	(4,306)
Total creditors falling due after more than one year	**(244,853)**	(84,954)	(184,906)
Provisions for liabilities and charges	**(127)**	(270)	(195)
Deferred income	**(1)**	(27)	(13)
Net assets	**238,854**	310,742	281,679
Capital and reserves			
Called-up share capital	**42,637**	42,637	42,637
Share premium	**307,933**	307,933	307,933
Profit and loss account	**(109,832)**	(39,212)	(67,606)
Shareholders' funds	**240,738**	311,358	282,964
Equity minority interest	**(1,884)**	(616)	(1,285)
Capital employed	**238,854**	310,742	281,679
Equity Shareholders' funds	**210,861**	283,981	254,337
Non equity Shareholders' funds	**29,877**	27,377	28,627
Total Shareholders' funds	**240,738**	311,358	282,964

Approved by the Board on 2 November 2001 and signed on its behalf by

William Allan — Chief Executive

John Maguire — Chief Financial Officer

THUS plc

GROUP CASH FLOW STATEMENT
for the six months ended 30 September 2001

	Notes	First half 2001-02 £'000	First half 2000-01 £'000	Full year 2000-01 £'000
Cash (outflow)/inflow from continuing operating Activities	7	**(16,140)**	10,677	2,468
Returns on investments and servicing of finance		**(9,415)**	(1,448)	(8,373)
Taxation – group relief received		—	—	6,597
Free cash flow		**(25,555)**	9,229	692
Capital expenditure and financial investment		**(48,971)**	(113,793)	(191,966)
Cash flow before acquisitions		**(74,526)**	(104,564)	(191,274)
Acquisitions*		—	(1,000)	(1,000)
Cash flow before management of liquid resources		**(74,526)**	(105,564)	(192,274)
Management of liquid resources		**13,750**	24,931	11,983
Cash outflow before financing		**(60,776)**	(80,633)	(180,291)
Financing		**59,952**	81,857	182,563
(Decrease)/increase in cash in the period	8	**(824)**	1,224	2,272

Free cash flow represents cash flow from continuing operating activities after adjusting for returns on investments and servicing of finance and taxation.

* There were no acquisitions in any of these periods. The cash outflow in respect of acquisitions represents payments of deferred considerations.

THUS plc

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
for the six months ended 30 September 2001

	Notes	First half 2001-02 £'000	First half 2000-01 Restated (Note 3) £'000	Full year 2000-01 Restated (Note 3) £'000
(Decrease)/increase in cash in the period	8	**(824)**	1,224	2,272
Cash inflow from increase in debt	8	**(59,952)**	(81,857)	(182,563)
Cash inflow from decrease in liquid resources	8	**(13,750)**	(24,931)	(11,983)
Movement in net debt in the period	8	**(74,526)**	(105,564)	(192,274)
Net (debt)/funds at the beginning of the period	8	**(167,772)**	24,502	24,502
Net debt at the end of the period	8	**(242,298)**	(81,062)	(167,772)

THUS plc

Notes to the Accounts for the six months ended 30 September 2001

1. Basis of preparation

These interim accounts have been prepared on the basis of accounting policies consistent with those set out in the Annual Report and Accounts for the year ended 31 March 2001, except for the adoption of FRS 19 "Deferred Tax". FRS 19 has been adopted with effect from 1 April 2001. As a result of applying FRS 19 a prior period adjustment has been recognised as disclosed in Note 3 to the accounts. The interim accounts are unaudited. The information shown for the year ended 31 March does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the full accounts for the year ended 31 March 2001 filed with the Registrar of Companies in Scotland. The report of the auditors on those accounts was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.

2. Segmental reporting

Turnover has been analysed below between Internet services, interactive services, data and telecom services, and contact centre services. The Directors consider these to be the same class of business and accordingly no segmental analysis of operating loss or net assets has been given.

	First half 2001-02 £'000	First half 2000-01 £'000	Full year 2000-01 £'000
Turnover analysis			
Internet services	**37,941**	37,261	76,103
Interactive services	**11,696**	11,581	22,734
Data and telecom services	**78,120**	41,893	107,486
Contact centre services	**13,033**	13,130	27,519
	140,790	103,865	233,842
Turnover by origin			
United Kingdom	**138,123**	101,154	228,590
Europe	**2,667**	2,711	5,252
	140,790	103,865	233,842
Turnover by destination			
United Kingdom	**137,934**	100,917	227,795
Europe	**2,856**	2,948	6,047
	140,790	103,865	233,842

3. Prior period adjustment

The group has changed its accounting policy for deferred tax following the adoption of FRS 19 "Deferred Tax". In prior periods provision for deferred tax was only made where there was a probability that a liability would crystallise in the foreseeable future, in accordance with accounting standards in force at that time. The prior period adjustment reflects the impact of restating the provision, which gave rise to a provision of £13,535,000 at 1 April 2000, and movements thereon in accordance with FRS 19. The effect of the adjustment was to reduce the basic and diluted loss per ordinary share by 1.95p and 1.93p for the year ended 31 March 2001 and for the period ended 30 September 2000 respectively. The effect of this adjustment on the 2000-01 group profit and loss accounts is summarised below:

	First half 2000-01 £'000	Full year 2000-01 £'000
Increase in tax credit	13,535	13,535
Decrease in loss for the period/year	13,535	13,535

There has been no effect on the group balance sheet at 30 September 2000 and 31 March 2001 following this adjustment.

4. Taxation

	Notes	First half 2001-02 £'000	First half 2000-01 Restated (Note 3) £'000	Full year 2000-01 Restated (Note 3) £'000
Taxation on the loss for the period/year:				
Adjustments in respect of prior year		—	—	292
Deferred taxation	3	—	13,535	13,535
		—	13,535	13,827

No taxation charge is required for the period due to the availability of taxation losses. No provision for deferred taxation is considered necessary at 30 September 2001, since accumulated taxation losses are expected to offset any reversal of accelerated capital allowances.

5. Loss per ordinary share

Loss per ordinary share has been calculated in accordance with FRS 14 "Earnings per Share" for all periods by dividing the loss for the period, after non equity appropriations, by the weighted average number of ordinary shares in issue during the period, based on the following information:

	First half 2001-02 £'000	First half 2000-01 Restated (Note 3) £'000	Full year 2000-01 Restated (Note 3) £'000
Loss for the period after non equity appropriations	**(43,405)**	(24,581)	(54,543)
Basic weighted average share capital (number of shares, thousands)	**685,604**	701,315	695,353
Diluted weighted average share capital (number of shares, thousands)	**685,604**	701,315	695,353

The basic weighted average share capital excludes shares held by the Company under Trust in connection with the THUS Employee Share Schemes. The impact of the share options is antidilutive and has therefore been excluded from the calculation of diluted weighted average share capital.

6. Appropriations – non equity

	First half 2001-02 £'000	First half 2000-01 £'000	Full year 2000-01 £'000
Appropriations:			
Cumulative participating non-redeemable preference shares 10 per cent. Cumulative preferential appropriation	**1,250**	1,250	2,500

In accordance with the provisions of FRS 4 "Capital Instruments", the cumulative participating non-redeemable preference shares have been classified as non equity and the Company has, therefore, appropriated through the profit and loss account an amount equal to the preference share dividends for the period. As the Company did not have sufficient distributable reserves in order to pay such preference share dividends, the amount was credited back in the profit and loss account reserve. This amount has been included in the balance of non equity interests on the face of the Balance Sheet.

7. Reconciliation of operating loss to net cash (outflow)/inflow from continuing operating activities

	First half 2001-02 £'000	First half 2000-01 £'000	Full year 2000-01 £'000
Operating loss	**(32,784)**	(35,629)	(57,956)
Depreciation of tangible fixed assets	**30,924**	17,696	35,359
Amortisation of intangible fixed assets	**72**	653	1,182
Loss on disposal of tangible fixed assets	**—**	438	438
Release of government grant deferred income	**(12)**	(15)	(29)
Movements in provisions for liabilities and charges	**(68)**	(410)	(485)
Decrease/(increase) in stocks	**472**	(590)	(2,061)
(Increase)/decrease in debtors	**(3,111)**	8,551	(23,960)
(Decrease)/increase in creditors	**(11,633)**	19,983	49,980
Net cash (outflow)/inflow from continuing operating activities	**(16,140)**	10,677	2,468

8. Analysis of net debt

	At 1 April 2001 £'000	Cashflow £'000	At 30 September 2001 £'000
Cash at bank and in hand	3,484	(895)	**2,589**
Overdrafts	(244)	71	**(173)**
	3,240	(824)	**2,416**
Loan notes – due within one year	(3,560)	—	**(3,560)**
ScottishPower loan account – due after one year	(180,600)	(60,000)	**(240,600)**
Finance leases	(4,402)	48	**(4,354)**
	(188,562)	(59,952)	**(248,514)**
Funds deposited with ScottishPower	17,550	(13,750)	**3,800**
Total	**(167,772)**	**(74,526)**	**(242,298)**

9. Contingent liabilities

There have been no material changes to the Group's contingent liabilities disclosed in the Annual Report and Accounts for the year ended 31 March 2001.

10. Ultimate holding company

THUS plc is a majority owned subsidiary of Scottish Power UK plc which is, in turn, a wholly owned subsidiary of Scottish Power plc.

Copies of the ultimate holding company's consolidated Interim Report and Accounts may be obtained from The Secretary, Scottish Power plc, 1 Atlantic Quay, Glasgow, G2 8SP."

PART 5. PROFIT FORECAST

The following statement was made in the interim results announcement dated 5 November 2001:

"The Company believes that with its expanded portfolio and development expertise it is well placed to address changing market conditions. Accordingly, despite the current trading environment, the Board believes the Company is well placed to deliver the solutions now in demand and expects to report strong revenue growth for the full year and positive EBITDA for the year as a whole".

In the absence of unforeseen circumstances and on the basis outlined below, the Directors continue to believe that forecast EBITDA, being earnings before exceptional items, interest, tax, depreciation and amortisation will be positive for the year as a whole. This forecast comprises "the profit forecast".

The profit forecast for the year ending 31 March 2002 includes the results shown by the unaudited interim report for the six months ended 30 September 2001, unaudited management accounts for the two months ended November 2001 and a forecast prepared by the Directors covering the four months ending 31 March 2002. The profit forecast has been prepared using accounting policies consistent with those set out in the statutory financial statements of THUS for the year ended 31 March 2001.

Assumptions for factors exclusively outside the influence or control of the Directors:

- there will be no material financial impact as a result of the disruption to the business of THUS, its key suppliers or key customers, by reason of industrial disputes, business failures or natural disasters;
- there will be no material changes in interest rates, inflation or exchange rates; and
- there will be no material change in the economic conditions in the markets in which THUS operates.

Assumptions for factors that may come under the influence or control of the Directors:

- there will be no material acquisitions or disposals in the period between the date of this document and 31 March 2002.

(a) Letter from THUS plc's Reporting Accountants PricewaterhouseCoopers

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH

The Directors
THUS plc
Dalmore House
310 St Vincent Street
Glasgow
G2 5BB

Greenhill & Co. International LLP
Regent Gate
56 – 58 Conduit Street
London
W1S 2YZ

18 January 2002

Dear Sirs,

We have reviewed the basis of compilation and the accounting policies used in preparing the profit forecast of THUS plc for the year ending 31 March 2002 as set out on page 46 of the prospectus dated 18 January 2002.

The profit forecast, for which the Directors of THUS plc are solely responsible, includes the results shown by the published unaudited interim report of THUS plc for the six months ended 30 September 2001, the unaudited management accounts for the two months ended 30 November 2001 and the Directors' forecast for the four months ending 31 March 2002.

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board in the United Kingdom.

In our opinion the profit forecast has been properly compiled on the bases stated and the basis of accounting is consistent with the accounting policies of THUS plc.

Yours faithfully,

PricewaterhouseCoopers
Chartered Accountants

(b) Letter from THUS's Sponsor Greenhill & Co. International LLP

Greenhill & Co. International LLP
Regent Gate
56-58 Conduit Street
London W1S 2YZ

Greenhill

The Directors
THUS plc
Dalmore House
310 St Vincent Street
Glasgow
G2 5BB

18 January 2002

Dear Sirs,

We refer to the Directors' forecast of EBITDA of THUS plc and its subsidiary undertakings for the period ending 31 March 2002 (the "Profit Forecast"). The Profit Forecast is based on the published unaudited interim accounts of THUS plc for the six months ended 30 September 2001, the unaudited management accounts for the two months ended 30 November 2001 and the Directors' forecast for the four months ending 31 March 2002.

We have discussed the Profit Forecast, together with the bases and assumptions upon which it is made, with you and PricewaterhouseCoopers, THUS plc's reporting accountants. We have also considered the letter dated 18 January 2002 addressed to you and us from PricewaterhouseCoopers regarding the accounting policies and calculations underlying the Profit Forecast. On the basis of these discussions and having regard to that letter we are satisfied that the Profit Forecast, for which you are solely responsible, has been made after due and careful enquiry by the Directors.

Yours faithfully
for and on behalf of Greenhill & Co. International LLP

James R.C. Lupton
Managing Director

PART 6. HISTORICAL FINANCIAL INFORMATION

Nature of the financial information

The financial information relating to THUS set out below does not constitute statutory accounts within the meaning of section 240 of the Act, but has been extracted without material adjustment from the published audited financial statements of THUS for the years ended 31 March 2001 and 2000, and from the accountants' report on the Company, dated 10 November 1999 included in the Company's prospectus of that date, for the year ended 31 March 1999.

No adjustment has been made to this financial information to reflect the impact of the new accounting standard FRS 19 "Accounting for Deferred Tax" which will be adopted for the year ending 31 March 2002 and was reflected in the Interim results to 30 September 2001.

PricewaterhouseCoopers has made reports under section 235 of the Act in respect of each such set of statutory consolidated accounts for the two years ended 31 March 2001 and each such report was as an unqualified report and did not contain a statement under section 237(2) or section 237(3) of the Act. Copies of these accounts have been delivered to the Registrar of Companies in Scotland.

Accounting Policies

Basis of Preparation

The financial information has been prepared under the historical cost convention and in accordance with applicable accounting standards in the UK and with the requirements of the Act.

The Company was incorporated on 19 January 1999, and owns the Internet services, interactive services, data and telecom services and contact centre services businesses previously owned by certain wholly owned subsidiaries of ScottishPower. These businesses, hereinafter described as "the ScottishTelecom Businesses" were acquired on 30 September 1999, together with ScottishPower's 50 per cent. shareholding in SOL. The consideration for the acquisitions was satisfied in shares.

In accordance with the group reconstruction provisions of Financial Reporting Standard No. 6, the consideration was recorded as the book value of the assets and liabilities acquired and the acquisitions of the ScottishTelecom Businesses and the 50 per cent. shareholding in SOL were accounted for on the basis of merger accounting principles.

Consequently, although the Company was not incorporated until 19 January 1999, the acquisition of the ScottishTelecom Businesses and the 50 per cent. shareholding in SOL did not take place until 30 September 1999, the financial information for the year ended 31 March 1999 has been presented as if the ScottishTelecom Businesses, SOL and the Company have always been part of the same Group.

The consolidated profit and loss account for the year ended 31 March 2000 reflects the trading results of the Company for the six month period from 1 October 1999, being the date the Company commenced trading to 31 March 2000, the trading results of the businesses which were acquired by the Company from ScottishPower for the six month period from 1 April 1999 to 30 September 1999 and the trading results of subsidiaries for the year ended 31 March 2000.

The former interest of the relevant ScottishPower subsidiaries in the businesses acquired by the Company was accounted for as part of the ScottishPower loan account balance within creditors. All profits and losses generated by these businesses prior to their acquisition by the Company on 30 September 1999 were transferred to the ScottishPower loan account balance.

A summary of the more important Group accounting policies is set out below:

Basis of Consolidation

The financial information includes the financial information of the Company and its subsidiary undertakings.

Turnover Definitions

The Group's turnover comprises revenues from Internet services, interactive services, data and telecom services and contact centre services, each of which are defined as follows:

Internet Services

Revenues from Internet services comprise monthly access fees paid by Internet dial up subscribers, ingress receipts, revenue from business access services (including the provision of leased lines, web design and e-commerce services) and revenues from wholesale Internet services provided to Virtual Internet Service Providers.

Interactive Services

Revenue from interactive services comprise the Group's share of premium rate call charges..

Data and Telecom Services

Revenues are derived from the provision of switched services, capacity and data services and facility management services.

Contract Centre Services

Revenues represent the provision of outsourced contact centres and telemarketing systems integration services.

Cost Definitions

The Group's costs comprise of cost of sales, selling and distribution and administration costs.

Cost of Sales

Cost of sales consists of interconnect costs and payments to other Public Telecommunications Operators (PTOs), network costs and depreciation interactive royalties and related costs and contact centre costs.

Selling and Distribution Costs

Selling and distribution costs comprise expenditure and marketing, advertising and promotions, together with the salaries and associated costs of the sales and marketing function.

Administration Expenses

Administration expenses comprise expenditure on customer services, human resources, information technology, legal and regulatory compliance and non-operational property together with depreciation of non-network assets and costs recharged from ScottishPower for central administrative services.

Other Definitions

Company (or THUS)

THUS plc

ScottishTelecom Businesses

The businesses acquired by the Company on 30 September 1999 together with SOL.

SOL

Scotland on Line Limited

Group

THUS plc and its subsidiaries and, for the periods prior to 30 September 1999, the ScottishTelecom Businesses.

Subsidiary Undertakings

Entities which the Company holds a long-term controlling interest.

ScottishPower

Scottish Power UK plc and its subsidiaries.

ScottishPower Facilities Management Contract

The Strategic Network Facilities Management Agreement and Operational Systems Facilities Management Agreement as detailed in Note 29.

Intangible Fixed Assets

Licence fees are capitalised at cost, less provision for any impairment in value, and amortised over the remaining licence period once the relevant network to which a licence relates becomes operational and a service is launched to the public.

Costs associated with the development of new products or services are capitalised and amortised over the anticipated life of the new product or service once this is launched to the public.

Tangible Fixed Assets

Tangible fixed assets are stated at cost, less provision for any impairment in value, and are depreciated on the straight line method over their estimated operational lives. Tangible fixed assets include capitalised employee costs and other costs which are directly attributable to the construction of fixed assets. The main depreciation periods used are as set out below:

Land and buildings	*Years*
Alterations to leasehold premises	Over lease period or useful life if shorter
Buildings: Equipment accommodation modules	10
Plant and equipment	
Underground network	40
Fibre optic cable	20
Electronics, customers' systems and base stations	10
Customer connections	5
Tools	4
Other	
Furniture and fittings	10
Vehicles	4
Computers and related software	3 to 5

Investments

Investments in subsidiary undertakings are stated in the balance sheet of the parent company at cost less provision for any impairment in value.

Own Shares Held Under Trust

Shares in the Company purchased for employee share options are held under trust and are recorded within Investments in the balance sheets at cost.

Stocks

Stocks and work in progress are valued at the lower of cost and net realisable value.

Finance and Operating Leases

Assets leased by the Group under finance leases are capitalised and depreciated in line with the Group's depreciation policy. The interest element of the finance lease repayments is charged to the profit and loss account in proportion to the balance of the capital repayments outstanding. Rentals payable under operating leases are charged to the profit and loss account as incurred. Rent free periods received by the Group, at the inception of new operating leases for properties are recognised in the profit and loss account over the period of the lease or, if shorter than the full lease term, over the period to the renew date at which the rent is first expected to be adjusted to the prevailing market rate.

Foreign Currencies

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. At the year end, monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. Any gain or loss arising on the restatement of such balances is taken to the profit and loss account. The accounts of the overseas entity and branch are translated at the rate of exchange ruling at the balance sheet date. The exchange difference arising on the retranslation of opening net assets is taken directly to reserves.

Financial Instruments

The Group enters into forward contracts for the purchase of tangible fixed assets denominated in a foreign currency in order to manage its exposure to fluctuations in currency rates. Gains and losses on foreign currency hedges are deferred and recognised as an adjustment to the carrying amount of the tangible fixed assets when the hedged transaction occurs.

Pensions

The Group participates in Group pension arrangements, consisting of both defined benefit and defined contribution schemes, operated by the ScottishPower Group. Contributions and pension costs for the defined benefit arrangements are based on pension costs across the ScottishPower Group as a whole. Pension costs are accounted for on the basis of charging the expected cost of providing pensions over the period during which the Company benefits from the employees' services. The effects of variations from regular costs are spread over the expected remaining working lifetime of members of that scheme after making suitable allowances for future withdrawals. Payments to the defined contribution schemes are charged against profit as incurred.

For a minority of employees the Company pays varying levels of contributions to personal pension schemes. The costs are charged against profit as incurred.

Government Grants

Government grants are treated as deferred income and are released to the profit and loss account over the estimated operational lives of the related assets.

THUS

GROUP PROFIT AND LOSS ACCOUNT
for the year ended 31 March

	Notes	2001 £'000	2000 £'000	1999 £'000
Turnover from continuing operations	1	**233,842**	216,903	166,058
Cost of sales		**(173,318)**	(126,994)	(86,839)
Gross profit from continuing operations		**60,524**	89,909	79,219
Selling and distribution		**(38,406)**	(38,894)	(27,230)
Administration expenses		**(80,074)**	(59,973)	(40,429)
Operating loss from continuing operations	2	**(57,956)**	(8,958)	11,560
Exceptional item				
– Loss on termination of an operation	4	**—**	(43,467)	—
Loss on ordinary activities before interest		**(57,956)**	(52,425)	11,560
Net interest charge	5	**(8,987)**	(10,688)	(20,907)
Loss on ordinary activities before taxation		**(66,943)**	(63,113)	(9,347)
Taxation on loss on ordinary activities	6	**292**	6,387	6,099
Loss after taxation		**(66,651)**	(56,726)	(3,248)
Minority interest	22	**1,073**	30	220
Loss for the financial year		**(65,578)**	(56,696)	(3,028)
Appropriations – non equity	8	**(2,500)**	(1,127)	—
Loss retained before transfer to balance with ScottishPower		**(68,078)**	(57,823)	(3,028)
Transfer to balance with ScottishPower	15c	**—**	**55,192**	**2,809**
Loss retained	21	**(68,078)**	(2,631)	(219)
Loss per ordinary share (pence)	7	**(9.79)**	(9.02)	(0.50)
Adjusting item – exceptional item (pence)		**—**	6.78	—
Loss per ordinary share before exceptional item (pence)		**(9.79)**	(2.24)	(0.50)
Diluted loss per ordinary share (pence)	7	**(9.79)**	(9.02)	(0.50)
Adjusting item – exceptional item (pence)		**—**	6.78	—
Diluted loss per ordinary share before exceptional item (pence)		**(9.79)**	(2.24)	(0.50)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
for the year ended 31 March

	Notes	2001 £'000	2000 £'000	1999 £'000
Loss for the financial year		**(65,578)**	(56,696)	(3,028)
Currency translation differences on overseas net assets	21	**394**	13	—
Total recognised losses for the financial year		**(65,184)**	(56,683)	(3,028)

Reconciliation of Movements in Shareholders' Funds
for the year ended 31 March

	Notes	2001 £'000	2000 £'000	1999 £'000
Loss for the financial year		**(65,578)**	(56,696)	(3,028)
Appropriations – non equity	8	**(2,500)**	(1,127)	—
Loss retained		**(68,078)**	(57,823)	(3,028)
Currency translation differences on overseas net assets	21	**394**	13	—
Transfer from ScottishPower loan account	15c	—	55,192	2,809
Reversal of appropriations – non equity	21	**2,500**	1,127	—
Share capital issued		—	334,937	—
Net movement in shareholders' funds		**(65,184)**	333,446	(219)
Opening shareholders' funds		**348,148**	14,702	14,921
Closing shareholders' funds		**282,964**	348,148	14,702

ANALYSIS OF CONSOLIDATED LOSS FOR THE YEAR ENDED 31 MARCH

	2001 £'000	2000 £'000	1999 £'000
Pre merger period to 30 September 1999			
Company (from date of incorporation)	—	—	—
Businesses acquired by the Company on 30 September 1999	—	(55,192)	(2,809)
Subsidiaries	—	109	(219)
	—	(55,083)	(3,028)
Post merger period to 31 March 2001			
Company	**(64,832)**	(1,697)	—
Subsidiaries	**(746)**	84	—
	(65,578)	(1,613)	—
Total	**(65,578)**	(56,696)	(3,028)

GROUP BALANCE SHEET
as at 31 March

	Notes	2001 £'000	2000 £'000	1999 £'000
Fixed assets				
Intangible assets	9	**486**	1,654	21,994
Tangible assets	10	**467,500**	346,837	231,097
Investments	11	**24,250**	—	—
		492,236	348,491	253,091
Current assets				
Stocks	12	**10,741**	8,680	11,441
Debtors:				
– Other debtors	13	**92,480**	74,736	57,054
– Funds deposited with ScottishPower		**17,550**	29,533	—
		110,030	104,269	57,054
Cash at bank and in hand	26	**3,484**	1,524	919
Total current assets		**124,255**	114,473	69,414
Creditors: amounts falling due within one year				
Other creditors	14	**(145,798)**	(107,751)	(71,851)
ScottishPower loan account		**—**	—	(225,020)
Loans and other borrowings	15	**(3,900)**	(2,153)	(3,910)
Total creditors falling due within one year		**(149,698)**	(109,904)	(300,781)
Net current (liabilities)/assets		**(25,443)**	4,569	(231,367)
Total assets less current liabilities		**466,793**	353,060	21,724
Creditors: amounts falling due after more than one year				
Loans and other borrowings:				
– ScottishPower loan account	15	**(180,600)**	—	—
– Loans and other borrowings	15	**(4,306)**	(4,402)	(5,672)
Total creditors falling due after more than one year		**(184,906)**	(4,402)	(5,672)
Provisions for liabilities and charges	17	**(195)**	(680)	(1,461)
Deferred income	18	**(13)**	(42)	(71)
Net assets		**281,679**	347,936	14,520
Capital and reserves				
Called-up share capital	20	**42,637**	42,637	15,000
Share premium		**307,933**	307,933	633
Profit and loss account	21	**(67,606)**	(2,422)	(931)
Shareholders' funds		**282,964**	348,148	14,702
Equity minority interest	22	**(1,285)**	(212)	(182)
Capital employed		**281,679**	347,936	14,520
Equity Shareholders' funds		**254,337**	322,021	14,702
Non equity Shareholders' funds		**28,627**	26,127	—
Total Shareholders' funds		**282,964**	348,148	14,702

GROUP CASH FLOW STATEMENT
for the year ended 31 March

	Notes	2001 £'000	2000 £'000	1999 £'000
Net cash inflow/(outflow) from continuing operating activities	24	**2,468**	(2,331)	20,927
Returns on investments and servicing of finance	23a	**(8,373)**	(10,357)	(20,907)
Taxation – group relief received		**6,597**	6,225	4,932
Free cash flow		**692**	(6,463)	4,952
Capital expenditure and financial investment	23b	**(191,966)**	(124,481)	(101,268)
Cash flow before acquisitions		**(191,274)**	(130,944)	(96,316)
Acquisitions	23c	**(1,000)**	(1,000)	1,458
Cash flow before management of liquid resources		**(192,274)**	(131,944)	(94,858)
Management of liquid resources	23d	**11,983**	(29,533)	—
Cash outflow before financing		**(180,291)**	(161,477)	(94,858)
Financing	23e	**182,563**	163,420	92,076
Increase/(decrease) in cash in the year	26	**2,272**	1,943	(2,782)

Free cash flow represents cash flow from continuing operating activities after adjusting for returns on investments and servicing of finance and taxation.

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET (DEBT)/FUNDS
for the year ended 31 March

	Notes	2001 £'000	2000 £'000	1999 £'000
Increase/(decrease) in cash in the year	26	**2,272**	1,943	(2,782)
Cash (inflow)/outflow from (increase)/reduction in debt	23e, 26	**(182,563)**	171,517	(92,076)
Cash (inflow)/outflow from (decrease)/increase in liquid resources	23d, 26	**(11,983)**	29,533	—
Change in net (debt)/funds resulting from cash flows		**(192,274)**	202,993	(94,858)
Net debt acquired		—	—	(948)
Other non-cash movements		—	55,192	4,996
Movement in net (debt)/funds in the year		**(192,274)**	258,185	(90,810)
Net funds/(debt) at beginning of the year	26	**24,502**	(233,683)	(142,873)
Net (debt)/funds at end of the year	26	**(167,772)**	24,502	(233,683)

NOTES TO THE HISTORICAL FINANCIAL INFORMATION
for the years ended 31 March 2000 and 2001

1. Segmental reporting

Turnover has been analysed between Internet services, interactive services, data and telecom services, and contact centre services. The Directors consider these to be the same class of business and accordingly no segmental analysis of operating loss or net assets has been given.

	2001	2000	1999
	£'000	£'000	£'000
Turnover analysis			
Internet services	**76,103**	74,866	53,686
Interactive services	**22,734**	34,233	30,340
Data and telecom services	**107,486**	78,664	69,628
Contact centre services	**27,519**	29,140	12,404
	233,842	216,903	166,058
Turnover by origin			
United Kingdom	**228,590**	212,419	166,058
Europe	**5,252**	4,484	—
	233,842	216,903	166,058
Turnover by destination			
United Kingdom	**227,795**	211,609	166,058
Europe	**6,047**	5,294	—
	233,842	216,903	166,058

2. Operating loss

	Notes	2001 £'000	2000 £'000	1999 £'000
Operating loss is stated after charging/(crediting):				
Depreciation on tangible fixed assets				
– owned assets		**34,738**	21,032	13,694
– under finance assets		**621**	936	331
Amortisation of intangible fixed assets	9, 24	**1,182**	1,247	970
Loss on disposal of tangible fixed assets	24	**438**	71	520
Hire of assets under operating leases				
– hire of plant and machinery		**—**	4	275
– other operating lease rentals		**10,054**	5,451	1,197
Exchange rate (gains)/losses		**(6)**	138	—
Release of government grants	18, 24	**(29)**	(29)	—
Release of provisions for liabilities and charges		**—**	(681)	—
Exceptional item				
– year 2000 compliance	(i)	**—**	4,043	—
Auditors' remunerations for audit of				
– group		**203**	170	115
– company		**203**	170	115

(i) THUS incurred exceptional costs totalling £4,043,000, in the prior year, principally for staff working to ensure the continuity of operations over the millennium period.

(ii) Fees of £414,000 were paid to the auditors in respect of non-audit work in the current year (2000: £1,664,000, 1999: Nil).

3. Employees

(a) Employee costs

	Note	2001 £'000	2000 £'000	1999 £'000
Wages and salaries		**68,906**	58,339	37,688
Social security costs		**6,699**	5,473	3,276
Pension costs	27	**3,130**	1,261	814
Total employee costs		**78,735**	65,073	41,778
Less: charged as capital expenditure		**(10,496)**	(5,840)	(4,221)
Charged to the profit and loss account		**68,239**	59,233	37,557

(b) Employee numbers

The year end and average number of employees (full-time and part-time) employed by the Group, including executive Directors, were:

	At 31 March			Average		
	2001	2000	1999	2001	2000	1999
Operations	**703**	699	547	**691**	661	527
Selling and distribution	**337**	303	211	**359**	287	203
Administration and customer services	**529**	531	510	**542**	502	491
Contact centres	**1,117**	983	901	**1,104**	929	867
	2,686	2,516	2,169	**2,696**	2,379	2,088
The number of full-time equivalent staff was:	**2,614**	2,472	2,127	**2,624**	2,280	2,088

4. Exceptional item

The exceptional charge, that arose in the six months to September 1999, of £43,467,000 related to the costs arising as a result of the Company's decision to withdraw from the use of fixed radio access technology, including a provision for impairment of assets of £40,467,000. The provision for impairment comprised £20,405,000 in respect of the fixed radio access license, £18,094,000 in respect of plant and equipment and £1,968,000 in respect of stocks.

5. Net interest charge

(a) Analysis of net interest charge

	Note	2001 £'000	2000 £'000	1999 £'000
Interest on overdrafts and other borrowings		**9,069**	11,461	20,537
On finance leases		**401**	612	408
Total interest payable		**9,470**	12,073	20,945
External interest receivable		**(99)**	(5)	(38)
Interest receivable from ScottishPower	29b	**(384)**	(1,380)	—
Net interest charge		**8,987**	10,688	20,907

(b) Analysis of total interest payable

	Notes	2001 £'000	2000 £'000	1999 £'000
– Bank loans and overdrafts		**8**	75	56
– External loan notes		**158**	42	42
– On intragroup borrowings from ScottishPower	29b	**7,026**	10,723	20,396
– On loan notes with ScottishPower	29b	**40**	37	43
– Finance leases with ScottishPower	29b	**401**	612	408
– Arrangement fee for revolving working capital facility with ScottishPower	29b	**250**	100	—
– Commitment fee for revolving working capital facility with ScottishPower	29b	**1,587**	484	—
		9,470	12,073	20,945

6. Taxation credit on loss on ordinary activities

Taxation on the loss for the year:

	2001	2000	1999
	£'000	£'000	£'000
UK Corporation tax credit at 30 per cent. (2000: 30 per cent.)	—	6,387	6,099
Adjustments in respect of prior year	292	—	—
	292	6,387	6,099

There is no corporation tax payable in either year, due to losses arising.

7. Loss per ordinary share

(a) Loss per ordinary share has been calculated in accordance with FRS 14 "Earnings per Share" for both years by dividing the loss for the financial year, after non equity appropriations, by the weighted average number of ordinary shares in issue during the financial year, based on the following information:

	2001	2000	1999
	£'000	£'000	£'000
Loss for the financial year after non equity appropriations	**(68,078)**	(57,823)	(3,028)
Basic weighted average share capital (number of shares, thousands)	**695,353**	640,951	600,000
Diluted weighted average share capital (number of shares, thousands)	**695,353**	640,951	600,000

The basic weighted average share capital excludes shares held by the Company under trust in connection with the THUS Employee Share Schemes. The impact of the share options is antidilutive and has therefore been excluded from the calculation of diluted weighted average share capital.

(b) The calculation of loss per ordinary share, on a basis which excludes the exceptional item, is based on the following adjusted losses:

	Note	2001	2000	1999
		£'000	£'000	£'000
Loss for the financial year after non equity appropriations		**(68,078)**	(57,823)	(3,028)
Adjusting item – exceptional item	4	—	43,467	—
Adjusted loss		**(68,078)**	(14,356)	(3,028)

Adjusted loss per ordinary share has been presented in addition to loss per ordinary share calculated in accordance with FRS 14 in order that more meaningful comparisons of financial performance can be made.

8. Appropriations – non equity

	Note	2001	2000	1999
		£'000	£'000	£'000
Appropriations:				
Cumulative participating non-redeemable preference shares				
10 per cent. Cumulative preferential appropriation (Note 20 (i))	21	**2,500**	1,127	—

In accordance with the provisions of FRS 4 "Capital Instruments", the cumulative participating non-redeemable preference shares have been classified as non equity and the Company has, therefore, appropriated through the profit and loss account an amount equal to the preference share dividends for the year. As the Company did not have sufficient distributable reserves in order to pay such preference share dividends, the amount was credited back in the profit and loss account reserve. This amount has been included in the balance of non equity interests on the face of the Balance Sheet.

9. Intangible fixed assets

	Notes	Licences £'000	Other £'000	Total £'000
Cost				
At 1 April 2000		22,540	2,029	24,569
Additions		—	14	14
Disposals		(22,040)	—	(22,040)
At 31 March 2001		**500**	**2,043**	**2,543**
Aggregate amortisation				
At 1 April 2000		22,040	875	22,915
Charge of the year	2, 24	138	1,044	1,182
Released on disposal		(22,040)	—	(22,040)
At 31 March 2001		**138**	**1,919**	**2,057**
Net book value at 31 March 2001		**362**	**124**	**486**
Net book value at 31 March 2000		500	1,154	1,654

10. Tangible fixed assets

	Note	Land & buildings £'000	Plant & equipment £'000	Other £'000	Total £'000
Cost					
At 1 April 2000		13,515	349,476	47,549	410,540
Reclassification		715	(55,184)	54,469	—
Additions		(1,713)	125,455	35,178	158,920
Disposals		—	(22,770)	(1,783)	(24,553)
At 31 March 2001		**12,517**	**396,977**	**135,413**	**544,907**
Aggregate depreciation					
At 1 April 2000		636	56,268	6,799	63,703
Reclassification		120	(17,201)	17,081	—
Charge for the year	24	1,262	17,125	16,972	35,359
Released on disposal		—	(19,968)	(1,687)	(21,655)
At 31 March 2001		**2,018**	**36,224**	**39,165**	**77,407**
Net book value at 31 March 2001		**10,499**	**360,753**	**96,248**	**467,500**
Net book value at 31 March 2000		12,879	293,208	40,750	346,837

The net book value of tangible fixed assets held under finance leases at 31 March 2001 was £3,508,000 (2000: £4,129,000). The charge for depreciation against these assets during the year ended 31 March 2001 was £621,000 (2000: £936,000) (Note 2).

11. Investments

Cost and net book value

	Total 2001 £'000	Total 2000 £'000
At 1 April 2000	—	—
Additions	**24,250**	—
At 31 March 2001	**24,250**	—

Investments comprise own shares held under trust. The Directors do not believe that any provision is required for the impairment in the value of own shares held at 31 March 2001, as any impairment is not considered to be permanent.

Shares in the Company held under trust during the year ended 31 March 2001 are as follows:

	Note	Dividends Waived	Shares held at 1 April 2000	Shares acquired during the year	Shares transferred during the year	Shares held at 31 March 2001	Nominal value at 31 March 2001	Market value at 31 March 2001
			000's	000's	000's	000's	£'000	£'000
Performance Unit Equity Plan (PUEP)	30	No	1,439	—	(639)	800	20	434
UK Profit Sharing Scheme	30	No	146	—	—	146	4	79
Overseas Profit Sharing Scheme	30	No	4	—	—	4	—	2
THUS plc Sharesave Scheme	30	No	—	914	89	1,003	25	544
Executive Share Option Scheme	30	No	—	3,919	90	4,009	100	2,175
THUS plc Discretionary Share Option Scheme (2000)	30	No	—	13,631	—	13,631	341	7,395
Excess shares held in trust		No	—	286	—	286	7	155
			1,589	18,750	(460)	19,879	497	10,784

Details relating to the schemes above are contained within in Note 30.

12. Stocks

	2001	2000
	£'000	£'000
Raw materials – replacement parts and consumables	8,692	6,203
Work in progress	2,049	2,477
	10,741	8,680

13. Other debtors

	Note	2001	2000
		£'000	£'000
Trade debtors		56,776	39,141
Prepayments and accrued income		23,545	17,171
Group relief receivable		—	6,305
Other taxes and social security		245	534
Other debtors		466	—
Amounts owed by ScottishPower Group companies	29a(ii)	11,448	11,585
		92,480	74,736

14. Other creditors

	Notes	2001	2000
		£'000	£'000
Trade creditors		17,906	6,104
Taxation		449	410
Capital		43,452	54,694
Deferred consideration	25	—	1,000
Other creditors		10,089	—
Accruals and deferred income		72,793	42,837
Amounts due to ScottishPower Group companies	29a(ii)	1,109	2,706
		145,798	107,751

15. Loans and other borrowings

	Notes	2001 £'000	2000 £'000
Bank loans and overdrafts	26	**244**	556
ScottishPower loan account	26, 29b	**180,600**	—
Loan notes – ScottishPower	29b, (i)	**500**	500
Loan notes – other	(i)	**3,060**	885
Finance leases – ScottishPower	29b	**4,402**	4,489
Finance leases – other		**—**	125
		188,806	6,555

(i) The loan notes are repayable on demand, at the holders' discretion, and interest accrues on a daily basis on the loan notes at 2 per cent. above LIBOR.

Scotland on Line Limited is entitled to redeem all or part of the loan notes after two years from the date of issue. The loan notes have been periodically issues from November 1997 to December 2000.

Repayments fall due as follows:

	2001 £'000	2000 £'000
Within one year, or on demand	**3,900**	2,153
After more than one year	**184,906**	4,402
	188,806	6,555

Repayments due after more than one year are analysed as follows:

	2001	2000
Between one and two years	**180,706**	96
Between two and five years	**386**	351
After five years	**3,814**	3,955
	184,906	4,402

(a) Analysis of loans and other borrowings:

Bank loans and overdrafts due within one year or on demand:

	Notes	2001 £'000	2000 £'000
Secured	(i)	**—**	556
Unsecured		**244**	—
		244	556

Other borrowings:

ScottishPower loan account	26, (ii)	**180,600**	—
Loan notes	26	**3,560**	1,385
Finance lease obligations		**4,402**	4,614
		188,806	6,555

(i) During the year ended 31 March 2000 certain of the bank overdrafts of THUS were guaranteed by ScottishPower

(ii) The ScottishPower loan account is repayable on 31 December 2002 and interest is charged at 3 per cent. over LIBOR

	Notes	2001 £'000	2000 £'000
(b) Finance lease obligations			
Falling due:			
Within one year		**96**	212
Between one and two years		**106**	96
Between two and five years		**386**	351
After five years		**3,814**	3,955
Amounts falling due after one year		**4,306**	4,402
Total	26	**4,402**	4,614
(c) ScottishPower loan account			
At 1 April		—	225,020
Net cash inflow/(outflow) from/(to) ScottishPower	23e, 26	**180,600**	(169,828)
Transfer to profit and loss account		—	(55,192)
At 31 March	26, 29b	**180,600**	—

16. Derivatives and other financial instruments

(a) Financial instruments and risk management

(i) Overview

The main financial risks faced by the Group are funding and liquidity, counterparty and credit risk, interest rate and exchange rate risk; the Board has reviewed and agreed policies for managing each of these risks as summarised below. Speculative trading activities are not permitted.

THUS established its own treasury function the year ended March 2001. Previously the responsibility for the management of these risks was centralised in the ScottishPower treasury function.

(ii) Risk management

Funding and liquidity management

The Group's objective is to maintain continuity of funding for its operations using committed facilities and overdrafts and to maximise interest on surplus funds. Finance leases are also used where considered cost effective. A revolving credit facility with ScottishPower was the Group's main source of financing during the year. Drawings under this facility were subject to various covenants with which the Group complied in full. In addition to this, Scotland on Line Limited has received funding in the form of loan notes.

Counterparty and credit risk management

Cash placements and derivative transactions give rise to credit risk on the potential default of counterparties. The Group monitors the exposures and the credit rating of its counterparties regularly and uses limits to mitigate the credit risk that the Group may have with any one counterparty. It is not anticipated that any existing counterparties will fail to meet their current obligations.

Interest rate management

The Group's policy is to have a floating rate interest profile, with the exception of finance leases and preference shares. The Group's borrowing facilities and investments are all at sterling LIBOR floating rate of interest. The interest flows are not hedged and this policy has been applied throughout the year ended 31 March 2001.

Foreign exchange management

THUS faces currency exposures in NLG and USD from operating activities generated in the Netherlands and United States and has fixed asset expenditure in USD. In addition, on consolidation,

THUS is exposed to risk from the translation of net assets and profits/losses earned in its US subsidiary. THUS does not hedge either the currency exposure on the operating activities to date, which are not considered to be material, or the translation exposure on consolidation as this is considered to be an accounting rather than cash exposure. The foreign currency fixed asset purchases are hedged using forward exchange contracts.

(b) Borrowing facilities

THUS entered into a revolving working capital facility agreement with ScottishPower in November 1999, whereby ScottishPower agreed to provide the Company with an unsecured revolving loan facility of up to £220,000,000. This existing facility was renegotiated and extended by a further £100,000,000 to cover, in particular, the national network roll-out and the service development programme which is planned to be completed in December 2001.

The facility is available for drawing down up to and including 31 December 2002.

Interest accrues daily on advances under the facility at a rate of LIBOR plus an application margin of 3 per cent. per annum.

An arrangement fee of £250,000 (2000: £100,000) (Notes 5b and 30b) was paid by the Company to ScottishPower upon extension of the existing facility. The Group has the following undrawn committed borrowing facilities at 31 March in respect of which all conditions precedent have been met.

	2001	2000
	£'000	£'000
Expiring within one year	—	—
Expiring between one and two years	140,000	220,000

(c) Financial Assets and Liabilities

The only significant financial assets are the cash at bank and in hand with a net book value of £3,484,000 at 31 March 2001 (2000: £1,524,000) of which £1,638,000 was denominated in Sterling (2000: £1,187,000), £1,846,000 was denominated in NL Guilders (2000: £Nil) and £Nil in US Dollars (2000: £337,000) and the funds deposited with ScottishPower totalling £17,550,000 (2000: £29,533,000). These funds are loaned to ScottishPower on a call account basis, and earn interest at 0.5 per cent. below LIBOR.

The financial liabilities of the Group at 31 March 2001 are bank loans and overdrafts of £244,000 (2000: £556,000) of which £Nil was denominated in Sterling (2000: £556,000) and £244,000 was denominated in US Dollars (2000: £Nil), loan notes of £3,560,000 (2000: £1,385,000), finance leases of £4,402,000 (2000: £4,614,000), deferred consideration of £Nil (2000: £1,000,000), preference shares of £25,000,000 (2000: £25,000,000) and funds borrowed from ScottishPower totalling £180,600,000 (2000: £Nil). The ScottishPower loan account includes funds borrowed from ScottishPower under the revolving working capital facility.

The maturity of the Group's financial liabilities at 31 March were as follows:

	Debt	Finance leases	Other financial liabilities	Total 2001
	£'000	£'000	£'000	£'000
Within one year, or on demand	**3,804**	**96**	**—**	**3,900**
Between one and two years	**180,600**	**106**	**—**	**180,706**
Between two and five years	**—**	**386**	**—**	**386**
After five years	**—**	**3,814**	**25,000**	**28,814**
	184,404	**4,402**	**25,000**	**213,806**

	Debt	Finance leases	Other financial liabilities	Total 2000
	£'000	£'000	£'000	£'000
Within one year, or on demand	1,941	212	1,000	3,153
Between one and two years	—	96	—	96
Between two and five years	—	351	—	351
After five years	—	3,955	25,000	28,955
	1,941	4,614	26,000	32,555

For the purpose of the disclosures which follow in this note, short term debtors and creditors which arise directly from the Group's operations have been excluded as permitted by FRS 13 "Derivatives and Other Financial Instruments: Disclosures".

The Group enters into forward contracts for the purchase of tangible fixed assets denominated in US Dollars only. There were no outstanding forward contracts at 31 March 2001 (2000: £Nil).

(d) The interest rate risk profile of the Group's financial assets and liabilities at 31 March were as follows:

(i) Financial Assets

	Total 2001	Floating rate financial assets 2001	Total 2000	Floating rate financial assets 2000
	£'000	£'000	£'000	£'000
At 31 March:				
Currency: Sterling				
– Cash at bank and in hand	**1,638**	**1,638**	1,187	1,187
– Funds deposited with ScottishPower	**17,550**	**17,550**	29,533	29,533
Currency: US Dollars				
– Cash at bank and in hand	—	—	337	337
Currency: NL Guilders				
– Cash at bank and in hand	**1,846**	**1,846**	—	—
Gross financial assets	**21,034**	**21,034**	31,057	31,057

The floating rate financial assets, in the year ended 31 March 2001, comprise NLG denominated cash at bank and in hand, and sterling denominated cash at bank and in hand and funds deposited with ScottishPower. The NLG denominated cash at bank and in hand attracts interest at the Netherlands ruling spot rate less an applicable margin, whilst the sterling denominated funds deposited with ScottishPower attract interest based on LIBOR less an applicable margin.

The floating rate financial assets, in the year ended 31 March 2000, comprised USD denominated cash at bank and in hand, and sterling denominated cash at bank and in hand and funds deposited with ScottishPower. The funds deposited with ScottishPower attracted interest based on LIBOR less an applicable margin.

(ii) Financial Liabilities

	Total	Floating rate financial liabilities	Fixed rate financial liabilities	Weighted average interest rate	Average period for which rate is fixed
	£'000	£'000	£'000	per cent.	years
At 31 March 2001:					
Currency: Sterling					
– ScottishPower loan account	**180,600**	180,600	—		
– Loan notes	**3,560**	3,560	—		
– Finance leases	**4,402**	—	4,402	10	20
– Preference share capital	**25,000**	—	25,000	10	*
Currency: US Dollars					
– Bank loans and overdrafts	**244**	244	—		
Gross financial liabilities	**213,806**	184,404	29,402		

	Total	Floating rate financial liabilities	Fixed rate financial liabilities	Weighted average interest rate	Average period for which rate is fixed
	£'000	£'000	£'000	per cent.	years
At 31 March 2000:					
Currency: Sterling					
Bank loans and overdrafts	556	556	—		
Loan notes	1,385	1,385	—		
Deferred consideration	1,000	1,000	—		
Finance leases	4,614	—	4,614	10	20
Preference share capital	25,000	—	25,000	10	*
Gross financial liabilities	32,555	2,941	29,614		

* The preference share capital is not redeemable. The average period for which the weighted average interest rate is applicable has therefore not been quoted.

The Group does not have any financial liabilities that do not bear interest.

The floating rate liabilities, in the year ended 31 March 2001, comprise USD denominated bank loans and overdrafts and sterling denominated ScottishPower loan account and loan notes. The USD denominated bank loans and overdrafts bear interest rates based on the Federal Reserve Central Bank short-term interest rate plus an applicable margin. The sterling denominated ScottishPower loan account and loan notes bear interest rates based on LIBOR plus an applicable margin.

The floating rate liabilities, in the year ended 31 March 2000, comprised of sterling denominated, bank loans and overdrafts, deferred consideration and the loan notes mentioned above. All of these bore interest based on LIBOR plus an applicable margin.

(e) Fair values of financial assets and financial liabilities

The following table provides a comparison by category of the carrying amounts and the fair values of the Group's financial assets and financial liabilities as at 31 March 2001 and 31 March 2000. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced liquidation sale and excludes accrued interest. Where available, market values have been used to determine fair values.

	Notes	2001 Book value	2001 Fair value	2000 Book value	2000 Fair value
		£'000	£'000	£'000	£'000
Primary financial instruments held or issued to finance the Group's operations:					
Financial assets					
Cash at bank and in hand		**3,484**	**3,484**	1,524	1,524
Funds deposited with ScottishPower		**17,550**	**17,550**	29,533	29,533
Financial Liabilities					
Deferred consideration	14	—	—	1,000	1,000
Borrowings:					
– Short term	15	**3,900**	**3,900**	2,153	2,153
– Long term	15	**184,906**	**184,906**	4,402	4,402
		188,806	**188,806**	6,555	6,555
Other financial liabilities:					
– Preference shares	20	**25,000**	*	25,000	*

* A fair value has not been attributed to the £25,000,000 cumulative participating non-redeemable preference shares as the Company is unable to determine, with sufficient reliability, a fair value for these shares as they are not traded on an open market, there is not information on a directly comparable instrument and the future cash flows of the shares are difficult to predict with reliability. The rights attaching to these shares are detailed in Note 20.

The following methods and assumptions were used to estimate the fair values shown above.

Short term deposits and borrowing – The fair value of short term deposits, loans and overdrafts and loan notes approximate to the carrying amount because of the short maturity of these instruments.

Deferred consideration – The fair value of the deferred consideration approximated to carrying value given the short maturity of these amounts.

Long term borrowings – In the case of finance leases their estimated fair value was based on the book value as the finance leases were renegotiated in the year ended 31 March 2000. The fair value of the ScottishPower loan account approximates to the carrying values as the loan is due for repayment in less two years. The Directors consider it unlikely that there would be a significant variation between the fair value and the settlement value for both the ScottishPower loan account and the finance leases.

(f) Currency exposure

The table below shows the extent to which Group companies have net monetary assets and liabilities in currencies other than their local currency, after taking into account the effect of forward foreign currency contracts. Foreign exchange differences on retranslation of these assets and liabilities are taken to the Company's profit and loss account.

Functional currency of operation

	Net foreign currency monetary assets/(liabilities)		
	US Dollar	EU currencies	2001
	£'000	£'000	£'000
Sterling	(729)	2,413	1,684

	Net foreign currency monetary assets/(liabilities)		
	US Dollar	EU currencies	2000
	£'000	£'000	£'000
Sterling	705	(48)	657

(g) Hedge accounting

Hedge accounting is only applicable for the tangible fixed asset purchases that are denominated in a foreign currency. The Group minimises its exposure to exchange rate risk by using forward contracts. There were no outstanding forward contracts at 31 March 2001 (2000: £Nil).

17. Provisions for liabilities and charges

	At 1 April 2000	Charged in the year	Utilised during the year	At 31 March 2001
	£'000	£'000	£'000	£'000
Other	680	—	(514)	166
PUEP*	—	29	—	29
	680	29	(514)	195

Other provisions for liabilities and charges are in respect of legal disputes concerning defamation of character, trademark issues and other miscellaneous cases. Full disclosure under the provisions of FRS 12 "Provisions, Contingent Liabilities and Contingent Assets" of the details of such disputes including the amount and timing of estimated potential payments and the major assumptions on which these estimates have been based has not been made on the grounds that the Directors consider that such disclosure in relation to provision of this nature would be seriously prejudicial to the Company.

* The provision established in the current year is for National Insurance Contributions payable by the Company, based on the market value of the shares held under the PUEP scheme at 31 March 2001, in accordance with the requirements of UITF 25 "National Insurance Contributions on Share Option Gains".

18. Deferred income

Government Grants	Notes	2001 £'000	2000 £'000
At 1 April		**42**	71
Released in year	2, 24	**(29)**	(29)
At 31 March		**13**	42

19. Deferred taxation

No provision for deferred taxation is considered necessary at 31 March 2001, since accumulated taxation losses are expected to offset any reversal of accelerated capital allowances. Total potential deferred (assets)/liabilities computed at the future rate of corporation tax at 31 March 2001 of 30 per cent. (2000: 30 per cent.) respectively are as follows:

	2001 £'000	2000 £'000
Accelerated capital allowances	**30,596**	19,324
Other timing differences	**(38,991)**	(5,789)
Total deferred tax not provided	**(8,395)**	13,535

20. Share capital

	Notes	2001 £'000	2000 £'000
Authorised:			
705,483,871 ordinary shares of 2.5p each		**17,637**	17,637
30,000,000 cumulative participating non-redeemable preference shares of £1 each		**30,000**	30,000
		47,637	47,637
Allotted, called up and fully paid:			
705,483,871 ordinary shares of 2.5p each		**17,637**	17,637
25,000,000 cumulative participating non-redeemable preference shares of £1 each	23e	**25,000**	25,000
		42,637	42,637

Rights attaching to Participating Preferences Shares

(i) Dividends

The Participating Preference Shares shall confer upon the holders thereof the right, to receive:

In priority to the payment of any dividend to the holders of the Ordinary Shares, a fixed cumulative preferential dividend of 10 per cent. per annum per Participating Preference Share (net of any associated tax credit) payable half-yearly in arrears on 30 April and 31 October (or the nearest business day after such date) in each year; and

In priority to the payment of any dividend to the holders of the Ordinary Shares, a variable participating dividend of 1 per cent. on the amount of the Company's annual consolidated post tax profits up to £50 million, 0.1 per cent. on the Company's annual consolidated post tax profits between £50 million and £100 million and 0.01 per cent. on the Company's annual consolidated post tax profits in excess of £100 million.

(ii) Voting rights

The Participating Preference Shares shall confer on the holders the right to receive notice of and to attend all general meetings of the Company but shall only confer the right to speak or vote at any such meetings if the business of the meeting includes the consideration of a resolution for winding up the Company or modifying, varying or abrogating any of the rights or privileges attaching to the

Participating Preference Shares, or if any part of any dividend payable in respect of the Participating Preference Shares is six months or more in arrears. For any resolution on which holders of the Participating Preference Shares are entitled to vote, each such holder present in person shall, on a show of hands, have one vote and, on a poll, each such holder present in person or by proxy, shall have one vote in respect of every £1 in nominal amount of Participating Preference Share of which he is the holder.

(iii) Distribution of assets on liquidation or other return of capital

In the event of a winding up of the Company or other return of capital (except on conversion, redemption or purchase by the Company or any of its shares), the assets of the Company available for distribution among the shareholders shall be divided in the following manner and order of priority:

Firstly, in paying to the holders of Participating Preference Shares all unpaid arrears and accruals of dividends (whether or not such unpaid arrears and accruals have become due and payable) to be calculated down to and including the date of return of capital;

Secondly, in paying to the holders of Participating Preference Shares a sum equal to the capital paid up or credited as paid up in respect of the Participating Preference Shares held by them, respectively;

Thirdly, in paying to the holders of the Ordinary Shares a sum equal paid up or credited as paid up in respect of the Ordinary Shares held by them; and

Finally, in paying any surplus to the holders of the Ordinary Shares and the Participating Preference Shares, 0.5 per cent. of such surplus being paid to the holders of the Participating Preference Shares and 99.5 per cent. of such surplus being paid to the holders of the Ordinary Shares rateably in accordance with the amount paid up or credited as paid up on the Participating Preference Shares and the Ordinary Shares held by them respectively.

21. Profit and loss account

	Note	Profit and loss account £'000
At 1 April 2000		(2,422)
Retained loss for the year		(68,078)
Reversal of appropriation of Preference Share dividends	8	2,500
Currency translation differences on overseas net assets		394
At 31 March 2001		**(67,606)**

22. Minority interest

	2001 £'000	2000 £'000
Equity minority interest		
At 1 April	**(212)**	(182)
Transfer to profit and loss account	**(1,073)**	(30)
At 31 March	**(1,285)**	(212)

23. Analysis of cash flows

	Notes	2001 £'000	2000 £'000	1999 £'000
(a) Returns on investments and servicing of finance				
Interest received		**394**	1,385	38
Interest paid		**(8,366)**	(11,130)	(20,537)
Interest element of finance lease rental payments		**(401)**	(612)	(408)
Net cash outflow for returns on investments and servicing of finance		**(8,373)**	(10,357)	(20,907)
(b) Capital expenditure and financial investment				
Purchase of tangible and intangible fixed assets		**(170,176)**	(129,463)	(101,739)
Purchase of fixed asset investments		**(24,250)**	—	—
Sale of tangible fixes assets		**2,460**	4,982	471
Net cash outflow for capital expenditure and financial investment		**(191,966)**	(124,481)	(101,268)
(c) Acquisitions				
Acquisitions	25	**(1,000)**	(1,000)	(1,458)
Net cash outflow from acquisitions		**(1,000)**	(1,000)	(1,458)
(d) Management of liquid resources*				
Funds deposited with ScottishPower		**11,983**	(29,533)	—
Net cash inflow/(outflow) from management of liquid resources		**11,983**	(29,533)	—
(e) Financing				
Issue of ordinary share capital		—	327,000	—
Expenses paid in connection with issue of ordinary share capital		—	(17,063)	—
Issue of preference share capital		—	25,000	—
		—	334,937	—
ScottishPower loan account	15c, 26	**180,600**	(169,828)	91,643
Loan notes	26	**2,175**	385	500
Capital element of finance lease rental payments	26	**(212)**	(2,074)	(67)
Increase/(reduction) in debt	26	**182,563**	(171,517)	92,076
Net cash inflow from financing		**182,563**	163,420	92,076

* Liquid resources comprise funds on deposit with ScottishPower which are repayable on demand.

24. Reconciliation of operating loss to net cash inflow/(outflow) from continuing operating activities

	Notes	2001 £'000	2000 £'000	1999 £'000
Operating loss		**(57,956)**	(8,958)	11,560
Depreciation on tangible fixed assets	10	**35,359**	21,968	14,995
Amortisation of intangible fixed assets	2, 9	**1,182**	1,247	—
Loss on disposal of tangible fixed assets	2	**438**	71	520
Release of government grant deferred income	2, 18	**(29)**	(29)	—
Movements in provisions for liabilities and charges		**(485)**	(781)	(157)
(Increase)/decrease in stocks		**(2,061)**	793	(4,537)
Increase in debtors		**(23,960)**	(17,520)	(16,843)
Increase in creditors		**49,980**	878	15,389
Net cash inflow/(outflow) from continuing operating activities		**2,468**	(2,331)	20,927

In the year ended 31 March 2000 the operating cash flow included an outflow of £4,043,000 which related to one off costs for year 2000 compliance.

25. Analysis of cash flows in respect of acquisitions

	Notes	2001 £'000	2000 £'000	1999 £'000
Deferred consideration	14, 23c	**(1,000)**	(1,000)	1,458

There were no acquisitions in either financial year. The cash outflow in respect of acquisitions represents payments of deferred considerations.

26. Analysis of net (debt)/funds

	Notes	At 1 April 2000 £'000	Cashflow £'000	At 31 March 2001 £'000
Cash at bank and in hand		1,524	1,960	**3,484**
Overdrafts	15	(556)	312	**(244)**
		968	2,272	**3,240**
Loan notes – due within one year	15a	(1,385)	(2,175)	**(3,560)**
ScottishPower loan account – due after one year	15c, 23e	—	(180,600)	**(180,600)**
Finance leases	15b, 23e	(4,614)	212	**(4,402)**
		(5,999)	(182,563)	**(188,562)**
Funds deposited with ScottishPower		29,533	(11,983)	**17,550**
Total		24,502	(192,274)	**(167,772)**

	Notes	At 1 April 1999 £'000	Cashflow £'000	Other non-cash changes £'000	At 31 March 2000 £'000
Cash at bank and in hand		919	605	—	1,524
Overdrafts	15	(1,894)	1,338	—	(556)
		975	1,943	—	968
Loan notes – due within one year	15a	(1,000)	(385)	—	(1,385)
ScottishPower loan account – due after one year	15c, 23e	(225,020)	169,828	55,192	—
Finance leases	15b, 23e	(6,688)	2,074	—	(4,614)
		(232,708)	171,517	55,192	(5,999)
Funds deposited with ScottishPower		—	29,533	—	29,533
Total		(233,683)	202,993	55,192	24,502

27. Pension

The Company participates in four defined benefit pension schemes and one defined contribution pension scheme operated by the ScottishPower Group. The amount payable to each defined benefit scheme by THUS is defined in the Pensions Agreement between Scottish Power UK plc and THUS and is known as the Adjusted Regular Pension Cost. The calculation is based on the percentage of ordinary shares in THUS held by ScottishPower and the regular pension cost and scheme rate determined by the actuary for each pension scheme. Contributions to the defined contribution scheme are based on age and range from 3 per cent. to 5 per cent. of pensionable salary. A charge of 1 per cent. of salaries is added to cover administration expenses for all schemes and paid to Scottish Power UK plc.

The defined benefit schemes are valued every three years by a professionally qualified independent actuary. The actuary determines the level of contribution required to meet the benefits for each scheme.

Details of each scheme and the adjusted regular pension cost are as follows:

Pension Fund	Scheme Type	Adjusted Regular Pension Cost
ScottishPower Pension Scheme	Defined benefit	11.48%
Manweb Pension Scheme	Defined benefit	12.00%
Southern Water Pension Scheme	Defined benefit	11.53%
Final Salary LifePlan	Defined benefit	11.40%
Money Purchase LifePlan	Defined contribution	3.00%-5.00%

The ScottishPower, Manweb and Southern Water pension schemes are closed to new entrants. New employees joining THUS may be eligible for the Final Salary LifePlan or the Money Purchase LifePlan, subject to their contract of employment.

The pension charge included in the financial information is as follows:

	Note	2001 £'000	2000 £'000
Pension Funds			
ScottishPower Pension Scheme		**1,571**	523
Manweb Pension Scheme		**122**	98
Southern Water Pension Scheme		**59**	3
Final Salary LifePlan		**1,117**	508
Money Purchase LifePlan		**199**	129
Other Schemes		**62**	—
	3	**3,130**	1,261

Full details of the pension schemes can be found in the Annual Report and Accounts of Scottish Power plc, the ultimate parent company of THUS.

Copies of the ultimate parent company's consolidated accounts may be obtained from The Secretary, Scottish Power plc, 1 Atlantic Quay, Glasgow, G2 8SP.

28. Financial commitments

	2001 £'000	2000 £'000
(a) Analysis of annual commitments under operating leases		
Leases of land and buildings		
Expiring within one year	**200**	142
Expiring between two and five years inclusive	**2,552**	1,179
Expiring in over five years	**7,382**	4,504
	10,134	5,825
Other operating leases		
Expiring within one year	**—**	8
Expiring between two and five years inclusive	**—**	3
Expiring in over five years	**170**	170
	170	181
(b) Capital commitments		
Contracted but not provided	**12,465**	31,120

29. Related party transactions

On 9 November 1999, THUS and ScottishPower entered into a Relationship agreement under which they agreed that all transactions and relationships with any member of the ScottishPower Group and any member of the THUS Group are to be at arm's length and on a normal commercial basis.

THUS continues to use certain assets and resources of ScottishPower and provides services to ScottishPower. ScottishPower continues to provide certain services to THUS.

The principal agreements entered into by the Company with ScottishPower are summarised below:

(i) Agreements relating to the use of assets of the ScottishPower Group

Fibre Agreement

THUS uses fibre optic cable installed on ScottishPower's overhead electricity infrastructure as the backbone of the Company's network in Scotland. The Company has been granted a 20 year licence to use optic fibre installed on ScottishPower's network. In addition, THUS has been granted the right of first refusal for a period of ten years to install new optic fibre on ScottishPower's overhead infrastructure and to use existing optic fibre on ScottishPower's overhead infrastructure not currently used by the Company. An annual licence fee for each optic fibre is payable by the Company per kilometre. The Company will also be liable for maintenance charges in respect of any new optic fibre that it leases or has installed on the ScottishPower infrastructure.

THUS requires a number of consents from third parties in order to operate the optic fibre THUS licences from ScottishPower. THUS is required to reimburse ScottishPower for all payments which relate to the optic fibre licensed by THUS as well as to pay ScottishPower a reasonable administration fee for maintaining the consents on the Company's behalf.

Master Lease Agreement

In addition to the licensed optic fibre, mentioned above, THUS uses space in various premises of the ScottishPower Group to accommodate and operate telecommunications equipment.

Intellectual Property and branding agreement

This agreement provides primarily for THUS to use certain trademarks and brands owned by ScottishPower. The agreement is royalty free until ScottishPower is no longer the majority shareholder of THUS. Thereafter royalties will be agreed between the parties.

(ii) Agreements for the continued provision of services to the ScottishPower Group by THUS

Strategic Network Facilities Management Agreement (excluding ScottishPower Southern Water Group companies) and Operational Systems Facilities Management Agreement (ScottishPower Southern Water Group companies)

THUS provides to ScottishPower Group companies facilities management and other related services in respect of the strategic telecommunications network used by ScottishPower Group companies to monitor, control, protect and operate their electricity infrastructure. ScottishPower pays fees on a basis consistent with the charges levied by THUS for any other customer for similar services. The Operational Systems Facilities Management Agreement is in all material respects on the same terms as the Strategic Network Facilities Management Agreement.

Telecommunications Services and Facilities Management Agreement

This agreement provides for the delivery of voice and data services to the ScottishPower Group.

CallCentre Systems Facilities Management Agreement

The agreement provides for facilities management services in respect of the facilities used by ScottishPower's Energy Supply Division at its callcentres in England and Scotland by THUS.

(iii) Agreements for the continued provision by ScottishPower of services to THUS

Transitional and Administrative Services Agreement

ScottishPower provides THUS with a number of administrative services for example payroll services, insurance, human resources, pension support and vehicle purchasing and leasing. The provision of these services together with the costs to be borne by THUS are covered as part of this agreement.

Information Systems Support Services Agreement

ScottishPower's joint venture with SAIC, Calanais Limited provided THUS with a variety of Information Technology support services. On 23 March 2001 ScottishPower disposed of its 50 per cent. holding in Calanais Limited; as a result it ceased to be a joint venture from this date.

(iv) Other agreements between THUS and ScottishPower

Revolving Working Capital Facility Agreement

THUS entered into a facility agreement with ScottishPower whereby ScottishPower has agreed to provide THUS with an unsecured revolving loan facility. Loans made under the agreement may be applied towards the general corporate purposes of the Group. Further details relating to the agreement are contained within Note 15.

Pensions Agreement

The Pensions Agreement sets out the terms on which THUS is permitted to continue to participate in the ScottishPower pension schemes. The agreement also sets out arrangements for the establishment by THUS of alternative pension arrangements following the cessation of participation in the ScottishPower schemes.

Provision of benefits agreement

ScottishPower continues to provide THUS employees with a number of benefits available to other ScottishPower Group employees, which THUS traditionally received as part of the ScottishPower Group, for example, the use of learning facilities run by ScottishPower for the benefit of their employees.

Counter Indemnity Agreement

ScottishPower has provided guarantees in relation to certain obligations of THUS. ScottishPower may be required to make payments under the guarantees. Under this agreement a counter indemnity is given by THUS in favour of ScottishPower in respect of ScottishPower's obligations under the guarantees.

(a) Trading transactions and balances arising in the normal course of business

(i) Sales to/(purchases) from other Group companies in the year

Related party	Related party relationship to the Group	Sales to/(purchases) from other group companies 2001 £'000	2000 £'000
Sales to related party			
Scottish Power UK plc	Parent company	**20,326**	21,587
Manweb plc	100 per cent. subsidiary of parent company	**2,170**	6,670
Southern Water plc	100 per cent. subsidiary of parent company	**5,049**	7,805
ScottishPower Telecommunications (Services) Limited*	50 per cent. owned subsidiary undertaking of parent company	**—**	65
		27,545	36,127

Included within the above sales to ScottishPower was £23,994,000 (2000: £26,233,000) for the Facilities Management contract.

Purchases from related parties

Scottish Power plc	Parent company	**(6,764)**	(11,221)
Manweb plc	100 per cent. subsidiary of parent company	**(488)**	(373)
ScottishPower Telecommunications (Services) Limited*	50 per cent. owned subsidiary undertaking of parent company	**—**	(720)
		(7,252)	(12,314)

* ScottishPower Telecommunications (Services) Limited was sold in November 1999.

(ii) Amounts due from/(to) other Group companies at the year end

Related party	Related party relationship to the Company	Notes	Amounts due from/(to) other Group companies at the year end 2001 £'000	2000 £'000
Amounts due from related parties				
Scottish Power UK plc	Parent company		**9,549**	4,091
Manweb plc	100 per cent. subsidiary of parent company		**485**	3,137
Southern Water plc	100 per cent. subsidiary of parent company		**1,414**	4,357
		13	**11,448**	11,585
Amounts due to related parties				
Scottish Power UK plc	Parent Company		**(1,005)**	(2,461)
Manweb plc	100 per cent. subsidiary of parent company		**(104)**	(177)
Southern Water plc	100 per cent. subsidiary of parent company		**—**	(68)
		14	**(1,109)**	(2,706)

(b) Funding transactions and balances arising in the normal course of business

Related party	Related party relationship to the Group	Notes	Interest (payable) to/receivable from other group companies in the year 2001 £'000	2000 £'000
Scottish Power UK plc	Parent company			
– Loan account		5b	**(7,026)**	(10,723)
– Funds deposited with ScottishPower		5a	**384**	861
– Fee for extension/establishment of revolving working capital facility		5b	**(250)**	(100)
– Loan notes		5b	**(40)**	(37)
– Commitment fee for revolving working capital facility		5b	**(1,587)**	(484)
– Finance leases		5b	**(401)**	(612)
ScottishPower Telecommunications (Services) Limited*	50 per cent. owned subsidiary undertaking of parent company	5a	**—**	519

* ScottishPower Telecommunications (Services) Limited was sold in November 1999.

Related party	Related party relationship to the Group	Notes	Amounts due from/(to) other group companies 2001 £'000	2000 £'000
Scottish Power UK plc	Parent company			
– Funds deposited			**17,550**	29,533
– Loan account		15	**(180,600)**	—
– Loan notes		15	**(500)**	(500)
– Finance lease		15	**(4,402)**	(4,489)

30. Employee share schemes

THUS Employee Share Schemes

The Group has six types of share schemes for employees. Options have been granted to eligible employees to subscribe for Ordinary Shares in THUS in accordance with the rules of each scheme.

An employee benefit trust has been established, the trustee of which will acquire the ordinary shares required to satisfy the rights under the THUS Employee Share Schemes.

THUS plc Sharesave Scheme

Under the Sharesave scheme, in normal circumstances, share options are exercisable on completion of a three or five year save-as-you-earn contract as appropriate. Where options are linked to a five year save-as-you-earn contract employees can elect to receive the maximum bonus by delaying exercise of the options for a further two years after the end of the contract.

THUS plc Executive Share Option Scheme

The Executive Share Option Scheme applies to certain senior managers and is split into two parts. One part is used to grant options on a non-approved basis outside the Inland Revenue limits and the other is used to grant options on an approved basis within Inland Revenue limits. A national insurance liability will arise on the exercise of non-approved options granted after 5 April 1999. Each individual's participation will be limited so that subject to the grant of replacement options the aggregate price payable upon the exercise of all options granted to him or her, in any ten year period, will not exceed four times annual earnings.

Options granted under the Executive Share Option Scheme will be exercised only if the Remuneration Committee is satisfied that there has been sustained underlying financial performance of the Company over the period from the financial year prior to the date of the grant to the third financial year following. In addition, options will be split into two halves. One half will not normally be exercisable unless the Company's Total Shareholder Return (TSR) ranking at the third anniversary of the grant is above the median for the companies who were constituent companies of the FT-SE 250 Index on the date of the grant. The other half will not normally be exercisable unless the Company's TSR ranking at the third anniversary of the date of the grant is above the median for the companies who were constituent companies of the Telecommunications sector as classified by the FT-SE Actuaries All Share Index at the date of the grant. TSR is the aggregate of the share price growth and dividends paid. This scheme was replaced by the THUS plc Discretionary Share Option Scheme (2000) and as a result, no further options will be granted under the Executive Share Option Scheme.

THUS plc Discretionary Share Option Scheme (2000)

The THUS plc Discretionary Share Option Scheme (2000) was established in the current year. The THUS plc Discretionary Share Option Scheme (2000) is used to grant employees options on an approved basis within Inland Revenue rules as well as on a non-approved basis outside Inland Revenue limits. Each individual's participation is limited so that the number of options granted in any twelve month period does not exceed 300 per cent. of base salary.

Participants only benefit under the scheme if demanding performance targets are met. In this respect, the exercise of options is subject to the Company's total shareholder return (TSR) being at least median. For two-thirds of the shares under option, the comparator group is the FT-SE Telecoms sector, with 50 per cent. of the shares in this part of the option being exercisable for median performance against this comparator group rising on a straight-line basis to full vesting for upper quartile performance. The remaining one-third of the shares under option are exercisable dependent on the Company's performance against the companies comprising the FT-SE 250 Index (excluding

telecommunications companies). Again, 50 per cent. of the shares in this part of the option are exercisable for median performance against this comparator group rising on a straight-line basis to full vesting for upper quartile performance.

If the performance targets have not been satisfied in full on the third anniversary of the grant of the option, the options may be retested on two further occasions (being the fourth and fifth anniversaries of the grant). To the extent that any part of the options have not been vested by that date, they will lapse.

The performance condition does not apply to the grant of 2,000 options that were made to all staff (with the exception of the executive Directors) on 6 December 2000.

THUS plc Performance Unit Equity Plan

The Performance Unit Equity Plan (PUEP) was established for the Executive Directors, at the time of the float, (Mr. Allan, Mr. McAloon and Mr. Male) and certain senior managers. No consideration is payable by the participants. The THUS Employee Share Trust holds sufficient ordinary shares to satisfy the entitlements under the PUEP.

THUS plc Profit Sharing Scheme

The THUS plc Profit Sharing Scheme was established as part of the arrangements for eligible employees to acquire ordinary shares under the Employee free share offer on admission to Stock Exchange listing. The profit sharing scheme has been established under a trust deed entered into by the Company and the trustees. The Remuneration Committee will determine the amount or percentage of profits that shall be available for the acquisition of ordinary shares. The scheme provided various alternative bases of allocation of ordinary shares amongst employees on a fixed basis or in accordance with the relative salary or length of service. The maximum value of ordinary shares allocated to any participant under the profit sharing scheme in any tax year may not exceed the maximum from time to time permitted by the Income and Corporation Taxes Act 1988.

The ordinary shares received through the profit sharing scheme will be held by the trustee for a minimum period of two years. For the following year, the trustee will continue to hold such ordinary shares unless the employee concerned wishes to sell or otherwise dispose of them and thereafter will transfer them to the employee.

Ordinary shares may, at the trustee's discretion, be transferred to a participant or sold on his behalf at any time prior to the normal release of such shares to the participant from the trust, to satisfy any tax liability that may arise.

THUS plc (Overseas) Profit Sharing Scheme

The THUS (Overseas) Profit Sharing Scheme was established as part of the arrangements for employees of the Company and its participating subsidiaries who are resident in The Netherlands to acquire Ordinary Shares in the Employee free share offer on admission to Stock Exchange listing. It is not approved by the UK Inland Revenue. The terms of this scheme are broadly similar to the THUS plc Profit Sharing Scheme except that:

(i) ordinary shares received through the Overseas scheme will not be held by the trustee following the two year period of retention;

(ii) ordinary shares allocated under the scheme, may, at the trustee's discretion be transferred to a participant or sold on his behalf at any time prior to the normal release of such shares to the participant from the trust, to satisfy any tax liability that may arise early.

(a) Summary of movements in share options in THUS shares

	Employee Sharesave Scheme	Executive Share Option Scheme	THUS PUEP	UK Profit Sharing Scheme	THUS plc Overseas Profit Sharing Scheme	THUS plc Discretionary Share Option Scheme (2000)	Total
	(number of shares 000s)	(number of shares 000s)	(number of shares 000s)	(number of shares 000s)	(number of shares 000s)	(number of shares 000s)	(number of shares 000s)
Outstanding at 1 April 1999	—	—	—	—	—	—	—
Granted	1,032	1,026	1,439	146	4	—	3,647
Lapsed	—	(47)	—	—	—	—	(47)
Outstanding at 1 April 2000	1,032	979	1,439	146	4	—	3,600
Granted	—	3,428	—	—	—	13,789	17,217
Exercised	—	—	(460)	—	—	—	(460)
Lapsed	(518)	(1,144)	(179)	—	—	(815)	(2,656)
Outstanding at 31 March 2001	**514**	**3,263**	**800**	**146**	**4**	**12,974**	**17,701**

(b) Analysis of share options outstanding at 31 March 2001

	Date of Grant	Number of participants	Number of shares (000s)	Options price (pence)	Normal exercisable date
THUS plc Sharesave Scheme	16.11.99	347	514	272	Feb 2003 – Feb 2007
Executive Share Options Scheme					
IR approved	16.11.99	41	311	340	Nov 2002 – Nov 2009
Non IR approved	16.11.99	20	295	310	Nov 2002 – Nov 2009
IR approved	13.06.00	175	1,079	326	Jun 2003 – Jun 2010
Non IR approved	13.06.00	84	1,578	326	Jun 2003 – Jun 2010
Performance Unit Equity Plan (PUEP)	22.10.99	6	800	Nil	Nov 2000 – May 2003
THUS plc Profit Sharing Scheme	24.11.99	1,822	146	Nil	Nov 2001 – Nov 2002
Overseas Profit Sharing Scheme					
Non IR approved	24.11.99	49	4	Nil	Nov 2001
THUS plc Discretionary Share Option Scheme (2000)					
Executive Grant					
IR approved	28.09.00	2	43	141	Sep 2003 – Sep 2007
Non IR approved	28.09.00	2	319	141	Sep 2003 – Sep 2007
IR approved	06.12.00	141	2,509	72	Dec 2003 – Dec 2007
Non IR approved	06.12.00	117	4,141	72	Dec 2003 – Dec 2007
IR approved	20.12.00	1	42	72	Dec 2003 – Dec 2007
Non IR approved	20.12.00	1	958	72	Dec 2003 – Dec 2007
IR approved	14.02.01	4	56	72	Feb 2004 – Feb 2008
Non IR approved	14.02.01	3	104	72	Feb 2004 – Feb 2008
All Employee Grant					
IR approved	06.12.00	2,325	4,484	72	Dec 2003 – Dec 2007
Non IR approved	06.12.00	159	318	72	Dec 2003 – Dec 2007

All options are exercisable over Ordinary Shares.

31. Directors' emoluments and interests

(a) Policy

The Remuneration Committee is responsible for making recommendations to the Board on the Company's remuneration policy. The objective of THUS's remuneration policy is to ensure that the rewards for executives and directors attract and retain executives of high quality, who are incentivised to achieve performance which exceeds that of competitors. Furthermore, the objective is to ensure that incentive schemes are in line with best practice and promote the interests of the shareholders. The Remuneration Committee determines the detail of each executive's remuneration package.

(b) Total emoluments

The following table provides a breakdown of the total emoluments of the Directors of the Company in office during the year ended 31 March 2001. The figures shown for the prior year represent the emoluments of the Directors in respect of the period from their date of appointment to 31 March 2000.

	Basic salary	Bonuses	Benefits in kind	Relocation	Full year Total 2001	1 Oct 1999 to 31 Mar 2000 Total
	£	£	£	£	£	£
Executive Directors						
William Allan	255,000	—	13,228	—	**268,228**	134,389
Gerard McAloon (resigned 13 July 2000)	46,446	—	3,425	—	**49,871**	98,734
John Maguire (appointed 18 Dec 2000)	53,226	—	1,235	10,000	**64,461**	—
Philip Male	200,000	—	18,893	—	**218,893**	91,141
Non-executive Directors (fees and expenses)						
Ian Russell	—	—	—	—	—	—
Charles Berry	—	—	—	—	—	—
Roy Brown (appointed 4 Jan 2001)	7,258	—	—	—	**7,258**	—
Ian Chippendale	30,000	—	—	—	**30,000**	26,710
Josephine Connell (appointed 1 Jan 2001)	7,500	—	—	—	**7,500**	—
Michael De Kare-Silver (appointed 22 Sep 2000)	17,500	—	—	—	**17,500**	—
Jonathan Solomon (deceased 21 May 2000)	4,194	—	—	—	**4,194**	26,710
The Right Hon. the Lord Mackay of Drumadoon QC. (resigned 14 Mar 2000)	—	—	—	—	—	25,750
Total	621,124	—	36,781	10,000	**667,905**	403,434

The following table provides an analysis of the total remuneration paid to the Executive Directors of the Company in respect of their services either as Directors of the Company for the year ended 31 March 2000, or as Directors or employees of any ScottishTelecom Business during the year ended 31 March 2000.

	Basic Salary	Bonuses	Benefits in kind	Total 2000
	£	£	£	£
Executive Directors				
William Allan	165,000	38,250	12,142	215,392
Gerard McAloon	112,000	27,000	6,865	145,865
Philip Male	120,000	27,000	8,818	155,818
	397,000	92,250	27,825	517,075

Mr. Russell and Mr. Berry do not receive any remuneration from THUS, nor Scottish Power plc, for their services as Non-executive Directors of THUS.

Full details of the emoluments and interests of Mr. Russell and Mr. Berry, who are also Directors of Scottish Power plc, are contained within The Annual Report and Accounts of Scottish Power plc.

The emoluments of the highest paid Director (Mr. Allan) excluding pension contributions were £268,228 (2000: £134,389). Pension contributions made by the Company under approved pension arrangements for Mr. Allan amounted to £10,877 (2000: £3,981).

During the year ended 31 March 2001 Mr. McAloon resigned as a Director of the Company. Mr. McAloon had a service contract with the Company terminable by the Company, or the individual, on one year's notice. The Company paid Mr. McAloon compensation for loss of office of £264,227. This represents one year's salary and benefits and includes £63,000 for the buyout of the ScottishPower Long Term Incentive Plan. In addition, £13,617 was paid to the ScottishPower pension scheme on his behalf.

(c) Directors' pension benefits

Details of pension benefits earned by the Executive Directors during the year ended 31 March 2001 are shown below:

	Transferred in benefits	Additional pension earned in year	Accrued entitlement	Transfer value of increases after indexation (net of directors' contribution)
	£	£	£	£
Defined benefits pension scheme as at 31 March 2001				
Executive Directors				
William Allan	Nil	1,518	2,297	14,792
Gerard McAloon (resigned 13 Jul 2000)	Nil	428	1,206	2,753
John Maguire (appointed 18 Dec 2000)	Nil	448	448	2,196
Philip Male	Nil	1,519	2,234	6,987

(i) The accrued entitlement of the highest paid Director (Mr. Allan) was £2,297 (2000: £761).

(ii) The pension entitlement shown is that which would be paid annually on retirement based on service to the end of the year assuming normal retirement at age 63. Members of the scheme have the option to pay additional voluntary contributions. Neither the contributions nor the resulting benefits are included in the above table.

(iii) The Executive Directors are subject to the earnings cap introduced in the Finance Act 1989. Pension entitlements which cannot be provided through the Company's approved schemes due to the earnings cap are provided through unapproved pension arrangements. The pension benefits disclosed above include approved and unapproved pension arrangements.

(iv) The increase in accrued pension during the year allows for an increase in inflation of RPI as measured at 2.9 per cent.

(v) The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11, less director's contributions.

(vi) Transferred in benefits represent pension rights accrued in respect of previous employments.

(d) Directors' interests in shares and share options

The interests of the Directors in the shares of THUS at the beginning of the year, or date of appointment if later, and end of the year were as follows:

	Ordinary shares as at 31 March 2001	Ordinary shares as at 31 March 2000 or date of appointment
Chairman and Executive Directors		
Ian Russell (resigned 22 May 2001)	10,000	—
William Allan	54,528	—
John Maguire (appointed 18 Dec 2000)	—	—
Philip Male	27,369	—
Non-executive Directors		
Charles Berry	1,000	—
Roy Brown (appointed 4 Jan 2001)	—	—
Ian Chippendale	23,225	3,225
Josephine Connell (appointed 1 Jan 2001)	17,000	—
Michael de Kare-Silver (appointed 22 Sep 2000)	5,000	—

	Share options									
	Employee Sharesave Scheme 31 March 2001	as at 1 January 2000 or date of appmt	Executive Share Option Scheme 31 March 2001	as at 1 April 2000 or date of appmt	*PUEP 31 March 2001	as at 1 April 2000 or date of appmt	THUS plc Profit Sharing Scheme 31 March 2001	as at 1 April 2000 or date of appmt	THUS plc Discretionary Share Option Scheme (2000) 31 March 2001	as at 1 April 2000 or date of appmt
Chairman and Executive Directors										
Ian Russell (resigned 22 May 2001)	—	—	—	—	—	—	—	—	—	—
William Allan	—	—	234,662	—	252,982	337,309	80	80	—	—
John Maguire (appointed 18 Dec 2000)	—	—	—	—	—	—	—	—	1,000,000	—
Philip Male	2,136	2,136	184,049	—	133,932	178,575	80	80	—	—
Non-executive Directors										
Charles Berry	—	—	—	—	—	—	—	—	—	—
Roy Brown (appointed 4 Jan 2001)	—	—	—	—	—	—	—	—	—	—
Ian Chippendale	—	—	—	—	—	—	—	—	—	—
Josephine Connell (appointed 1 Jan 2001)	—	—	—	—	—	—	—	—	—	—
Michael de Kare-Silver (appointed 22 Sep 2000)	—	—	—	—	—	—	—	—	—	—

* The Directors were entitled to acquire 25 per cent. of the shares under the PUEP within six months of the first anniversary of the admission to Stock Exchange listing. A further 25 per cent. may be acquired within six months of the second anniversary of admission to Stock Exchange listing and the final 50 per cent. may be acquired within six months of the third anniversary of admission to Stock Exchange listing.

Executive Director	At 1 April 2000	Granted	Exercised	At 31 March 2001	Date Exercised	Market price at date of exercise (pence)	Date from which exercisable	Expiry date
Employee Sharesave Scheme								
Philip Male	2,136	—	—	**2,136**			Feb 2003	Feb 2007
Executive Share Option Scheme								
William Allan	—	234,662	—	**234,662**			Jun 2003	Jun 2010
Philip Male	—	184,049	—	**184,049**			Jun 2003	Jun 2010
	—	418,711	—	**418,711**				
PUEP								
William Allan	337,309	—	(84,327)	**252,982**	15 Mar 01	56.25	Nov 2000	May 2003
Gerard McAloon (resigned 13 Jul 2000)	178,575	—	(89,288)	**89,287**	13 Oct 00	106.5	Nov 2000	May 2003
Philip Male	178,575	—	(44,643)	**133,932**	15 Mar 01	56.25	Nov 2000	May 2003
	694,459	—	(218,258)	**476,201**				

The exercise price (pence) for the PUEP entitlement is Nil.

Executive Director	At 1 April 2000	Granted	Exercised	At 31 March 2001	Date Exercised	Market price at date of exercise (pence)	Date from which exercisable	Expiry date
THUS Profit Sharing Scheme								
William Allan	80	—	—	**80**			Nov 2001	Nov 2002
Gerard McAloon (resigned 13 Jul 2000)	80	—	—	**80**			Nov 2001	Nov 2002
Philip Male	80	—	—	**80**			Nov 2001	Nov 2002
	240	—	—	**240**				
THUS Discretionary Share Option Scheme (2000)								
John Maguire (appointed 18 Dec 2000)	—	1,000,000	—	**1,000,000**			Dec 2003	Dec 2007
	—	1,000,000	—	**1,000,000**				

The market price of the shares at 31 March 2001 was 54.25p and the range during 2000/2001 was 50p to 444p.

The aggregate of the gains made on the exercise of the PUEP entitlements during the year ended 31 March 2001, was £167,637, of which £47,433 related to the gain attributable to the highest paid Director (Mr. Allan). There was no exercise of PUEP entitlements in the year ended 31 March 2000.

Following the resignation of Mr. McAloon as a Director and employee of the Company, the Directors agreed to him retaining the entitlement to the 89,287 shares which had been granted to him in the year ended 30 March 2000 under the PUEP scheme. The value of the PUEP entitlements retained, calculated as the difference between the exercise price and the market value at the date of Mr. McAloon's resignation, is £235,940. The gain attributable to the PUEP entitlements exercised by Mr. McAloon during the year ended 31 March 2001 was £95,091.

32. Contingent liabilities

(a) THUS and ScottishPower currently form a group for the purposes of UK corporation tax on chargeable gains. If THUS ceases to be a part of the ScottishPower chargeable gains group before 30 September 2005, the Company will become liable to an amount of corporation tax on chargeable gains calculated as the difference between the market value at 30 September 1999 of the assets and liabilities of the ScottishTelecom Businesses acquired by THUS on that date and the indexed base cost of those assets and liabilities as at 30 September 1999, multiplied by the percentage rate of corporation tax applicable to the profits of the Company in the accounting

period in which THUS ceases to be a member of the ScottishPower chargeable gains group. Management currently estimate that such liability could be up to £570 million. Management's estimate is subject to the following principal uncertainties:

(i) The rate of corporation tax applicable at the time of exit from the ScottishPower Group; and

(ii) The valuation attributable to the acquired businesses by the Inland Revenue as at 30 September 1999.

In order for THUS to remain in the ScottishPower chargeable gains group, ScottishPower must continue to own, directly or indirectly, at least 75 per cent. of the ordinary share capital of THUS (which, for these purposes, will include the Participating Preference Shares) and it must maintain its effective majority economic ownership of THUS. The ScottishPower subsidiaries, from which the ScottishTelecom Businesses were acquired, have agreed to indemnify THUS for any such corporation tax liability resulting from THUS leaving the ScottishPower chargeable gains group other than in circumstances where the Company has left the ScottishPower chargeable gains group as a result of its voluntary act or omission (being an act or omission which has not been consented to in writing by the relevant ScottishPower subsidiaries). ScottishPower has guaranteed the obligations of each such ScottishPower subsidiary to indemnify THUS.

(b) THUS has indemnified certain of the ScottishPower subsidiaries from which the ScottishTelecom Businesses were acquired, in respect of various legal proceedings, principally concerning defamation of character, employment and property disputes, and breach of contract in relation to the provision of number translation services. Notwithstanding the intention of the Directors' to vigorously defend these claims, as at 31 March 2001, a provision of £166,000 had been provided in respect of such claims. In the opinion of the Directors, after taking appropriate legal advice, such indemnifications and the outcome of such actions are unlikely to give rise to a material loss to THUS.

33. Ultimate holding company and controlling party

THUS is a majority owned subsidiary of Scottish Power UK plc that is, in turn, a wholly owned subsidiary of Scottish Power plc. Both the immediate parent company and the ultimate parent company are registered in Scotland. Copies of the ultimate parent company's consolidated Accounts may be obtained from The Secretary, Scottish Power plc, 1 Atlantic Quay, Glasgow, G2 8SP.

PART 7. RISK FACTORS

You should carefully consider the risks described below, and ensure that you have read this document in its entirety, before making a decision to invest further in the Company.

The risks described below are not the only ones facing the Company. Additional risks not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. THUS's business, financial condition or results of future operations could be materially adversely affected by any of these risks. In addition, the trading price of Ordinary Shares could decline due to any of these risks.

This document also contains forward-looking statements that involve risks and uncertainties. THUS's actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risks described below and elsewhere in this document.

Working Capital

After completion of the Open Offer, either failure by the Court to sanction the Scheme by 30 June 2002 or failure by THUS Group to grant security over the THUS Shares to the Lenders by 30 June 2002 will constitute an event of default under the Bank Facility. In this event, the Lenders would have the right to call all funds drawn under the Bank Facility and THUS would be required to seek alternative sources of finance, without which THUS would no longer have sufficient working capital to meet its requirements.

Furthermore, even after the Open Offer has become unconditional, the decision as to whether or not to proceed with the Demerger would remain one to be taken by the directors of Scottish Power plc. If Scottish Power plc does not proceed with the Demerger for any reason, the Company would not be able to draw down funds under the Bank Facility due to the risk of a degrouping tax charge arising in THUS (details of which are summarised on page 18 of this document). Accordingly, there is a risk that the Open Offer may become unconditional and that the Company has insufficient working capital.

Should the Demerger not be completed and the Bank Facility not become available the Directors would discuss the Group's position with Scottish Power plc, its majority shareholder, in the light of the circumstances prevailing at that time. In this event, THUS would be reliant on Scottish Power plc for funding or would need to obtain their consent to put in place alternative funding. However the Directors cannot guarantee that such funding would be available either from Scottish Power plc or from alternative sources. If no such funding were available, the Directors believe that the Company would have to seek the appointment of an administrative receiver or pursue other insolvency procedures.

Potential changes to terms of Bank Facility

In common with many facilities the Bank Facility is subject to a "market flex" arrangement. Under this arrangement, the Lenders are entitled during syndication to require the Company to make certain changes to the structure, terms and pricing of the Bank Facility. Whilst there are restrictions on the scope of the changes that may be required, no guarantee can be given that the cost of the Bank Facility will not increase, nor that (i) the Company's ability to comply with the Bank Facility, (ii) the availability of funds under the Bank Facility or (iii) the terms for repayment, will not be affected as a result of such changes.

Pledge over THUS shares

If security in all of the shares in THUS is not granted by 30 June 2002, the Bank Facility will cease to be available and will go into default. It is not currently intended for this security to be granted before the Demerger in order to avoid the risk that a degrouping tax charge might arise. No guarantee can be given that the Demerger will have taken place by 30 June 2002. After this security is granted and if THUS is unable to fulfil its obligations under the Bank Facility, the Lenders may require that THUS Group sell such shares in order to cover outstanding borrowings.

Degrouping tax charge

If THUS were to cease to be a member of the ScottishPower Group of companies for the purposes of UK corporation tax on chargeable gains this would trigger a degrouping tax charge in THUS which it is estimated could be up to £570 million. There are, however, certain circumstances in which an exemption from such a charge is applicable. Pursuant to certain agreements entered into with members of the ScottishPower Group prior to the flotation of THUS (as amended by the Tax Indemnity

Deed on 18 January 2002), THUS would be legally entitled to an indemnity in respect of such a tax charge from certain members of the ScottishPower Group unless the degrouping arises as a result of a voluntary act of or an omission to act by THUS, THUS Group or (following the Demerger) certain companies who are deemed to be under the control of THUS or THUS Group for tax purposes to which the relevant ScottishPower Group company has not agreed in writing. For these purposes, the relevant members of the ScottishPower Group and THUS have agreed that certain steps to be taken by THUS and THUS Group in implementing the Open Offer and the Scheme shall not, if carried out as agreed, constitute voluntary acts of or omissions to act by THUS or THUS Group. Therefore, provided these steps are carried out as agreed, THUS will remain entitled to claim under the indemnity should any degrouping tax charge arise as a result of THUS or THUS Group taking such steps. However, if any such actions were not carried out in the manner agreed, they would constitute voluntary acts of or omissions to act by THUS, and THUS would not be entitled to claim under the indemnity should such actions give rise to a degrouping charge. ScottishPower has obtained Inland Revenue clearance that a demerger of its shareholding in THUS Group effected by way of a dividend in specie of THUS Group shares to the ordinary shareholders of Scottish Power plc will be treated as an exempt distribution. Where THUS ceases to be a member of the ScottishPower Group only by reason of an exempt distribution, no degrouping tax charge should arise in THUS. The tax legislation regarding demergers contains anti-avoidance provisions which provide that, if certain payments ("chargeable payments") are made by a company "concerned" in the demerger (which for this purpose is broadly defined and includes Scottish Power plc, THUS Group, companies who are deemed for tax purposes to be connected with Scottish Power plc and THUS Group and companies who are deemed for tax purposes to be connected with those companies) other than for *bona fide* commercial reasons or as part of a scheme or arrangements the main purpose, or one of the main purposes, of which is the avoidance of tax within a period of five years following the demerger, the making of such chargeable payments will trigger the degrouping tax charge in THUS. Clearance has been sought by THUS and THUS Group that certain known payments will not be treated as chargeable payments. If a person other than THUS, THUS Group or certain persons who are deemed for tax purposes to be under the control of THUS or THUS Group were to make a chargeable payment within such five year period, the tax charge would still arise in THUS and THUS would be legally entitled to claim from the relevant members of ScottishPower Group in respect of such a tax charge under the indemnity referred to above. If THUS, THUS Group or certain persons who are deemed for tax purposes to be under the control of THUS or THUS Group were to make a chargeable payment during the five year period, the tax charge would still arise in THUS but THUS would not be entitled to claim under such an indemnity. In that event, the Company would not be able to pay the resultant tax charge in the foreseeable future.

THUS's debt covenants limit its financing activity

The agreement relating to the Bank Facility agreement contains restrictive covenants that affect, and in some cases significantly limit or prohibit, among other things, its ability to:

- incur indebtedness;
- make prepayments of certain indebtedness;
- pay dividends;
- make investments;
- create liens;
- sell assets; and
- engage in mergers and consolidations.

If THUS fails to comply with the restrictive covenants in the Bank Facility agreement, its obligations to repay amounts owing under the Bank Facility may be accelerated.

In addition to the restrictive covenants described in the paragraphs above, the Bank Facility agreement requires THUS to maintain certain financial ratios. THUS's failure to maintain these ratios would be an event of default under the Bank Facility agreement, even if it could still meet its debt service obligations. An event of default under the bank facility agreement would allow the Lenders to accelerate the maturity of any outstanding borrowings. If acceleration occurred, the THUS Shares would have little or no value.

The amount available under the Bank Facility at any time is based upon THUS's performance. Before any amounts are available under the Bank Facility, THUS is required to satisfy conditions precedent, including the granting of security in favour of the Lenders. In addition, following completion of the Scheme of Arrangement and the Demerger, the Lenders will have security over all of the THUS Shares held by THUS Group on a drawdown of funds under the Bank Facility. In the event THUS is unable to fulfil its obligations under the Bank Facility, the Lenders may require THUS Group to sell its THUS Shares to cover outstanding borrowings.

THUS must effectively manage its growth and expansion

Any future growth of THUS is likely to place a significant strain on its administrative, operational and financial resources and systems as THUS expands the scope of its services. To continue to manage its growth successfully, THUS will have to further enhance its operational, management, financial and information systems and controls and to expand, train and manage its employee base. In addition, as THUS increases its service offerings and expands its targeted markets, it will have to cope with the additional demands on its customer support, sales, marketing and administrative resources.

The price of THUS's securities may be volatile

The market price for THUS Shares may vary greatly from time to time, both up and down. This may be due to a number of factors, including:

- the depth and liquidity of the market for THUS Shares;
- investor perceptions of the Company (including of its financial condition and results of operations) and other telecommunications companies; and
- competition and regulatory conditions.

In addition, broad market fluctuations and general economic conditions, whether or not affected by world events, may adversely affect the market price of THUS Shares regardless of THUS's actual performance.

THUS's industry is highly competitive

The telecommunications industry is highly competitive. Competition in the industry is based upon:

- price;
- customer service;
- network reach and quality;
- products and services; and
- customer relationships.

THUS competes with UK telephone companies that for many years have provided local and long-distance services to their customers. Their substantially greater resources, closer ties to governmental authorities and longer operating histories give them a competitive advantage over younger companies like THUS. THUS believes that, in view of its prices and the quality of its services, it can compete effectively with other operators. However, THUS expects that it will encounter greater competition as it expands its operations, and THUS may be unable to expand its market share as competitive pressures increase.

THUS's principal competitors in the UK include BT, Energis, Cable & Wireless, COLT Telecom, WorldCom, Telewest Communications and ntl.

Changing technology creates risk for THUS

The telecommunications industry is subject to rapid and significant changes in technology. THUS believes that, for the foreseeable future, these changes will neither materially affect the continued use of its fibre optic networks nor materially hinder its ability to acquire necessary technologies. However, THUS cannot predict the effect of technological changes on its business, such as changes relating to emerging fixed line and wireless transmission technologies. Those technological changes, and their effects on THUS's business, could have a material adverse effect on its business, financial condition and results of operations.

Dependence on effective IT systems and new IT systems

THUS is dependent on information technology systems for the operation and management of its networks, the provision of services to its customers and customer billing. THUS has made investments in both the hardware and software that comprise these systems. The Directors expect that THUS will continue to need to upgrade its information systems and related software periodically as the

size of its customer base and the range and sophistication of its services expand. Difficulties encountered in the adoption of new information systems or in the maintenance and/or enhancement of existing software may have an adverse effect on THUS.

The Company's information technology systems are located at a small number of main sites. Although some information systems are located elsewhere and back-up systems exist for critical systems, if any of the Company's main sites were seriously damaged, some disruption to the Company's business would occur.

THUS's operating results are subject to seasonal fluctuations

THUS's operating results could vary significantly from quarter to quarter. This is because THUS expects to have limited revenues and significant expenses as it expands and develops its network and services. In addition, THUS's revenues from certain customers and contracts may vary significantly from quarter to quarter.

THUS has a history of operating losses

THUS has a history of negative cash flows and expects these to continue in the near term.

THUS has incurred operating losses and negative cash flows while installing, developing and expanding its telecommunications network and building its customer base. For the year ended 31 March 2001, these operating losses totalled £58.0 million, and for the six months ended 30 September 2001, these operating losses totalled £32.8 million.

In addition, THUS had net cash outflows from returns on investments and servicing of finance, capital expenditure, financial investment and acquisitions and disposals of £135.8 million in the year ended 31 March 2000, £201.4 million in the year ended March 2001 and £58.4 million for the six months ended 30 September 2001. The increase in cash outflows was primarily as a result of payments for the purchase of tangible fixed assets which increased from £129.5 million in the year ended March 2000 to £170.2 million in the year ended March 2001 and totalled £49.1 million in the six months ended 30 September 2001 associated with the installation, development and expansion of THUS's telecommunications network.

If THUS cannot create positive cash flows it may not be able to meet its repayment requirements or service its debt.

THUS does not intend to pay dividends for the foreseeable future

THUS has never paid dividends on Ordinary Shares, and does not expect to pay dividends for the foreseeable future. Furthermore, the terms of some of THUS's financing arrangements restrict it from paying dividends.

THUS is dependent on key customers

As at 30 September 2001, approximately 19.4 per cent. of the annual sales of THUS were derived from arrangements with 2 customers, being Broadsystem Ventures Limited (a supplier to British Sky Broadcasting plc) and ScottishPower, comprising approximately 10.3 per cent. and approximately 9.1 per cent. respectively of sales in the 6 months to 31 September 2001. Failure to maintain these relationships or a default by such customers of their contractual obligations would have a material adverse effect on THUS's results.

Interconnection with third parties

The Company's ability to provide commercially viable telecoms services depends upon its ability to continue to interconnect with the telecommunications networks of BT and other PTOs in a cost effective way in order to connect customers to the THUS network and to connect calls between customers on the THUS network and on other networks. BT is obliged under the terms of its PTO licence to interconnect with any PTO which requests interconnection. In common with other operators, a material increase in interconnection charges payable by THUS could have a material adverse effect on the Company's business.

Network operation

The Company's network is supported by complex electronic equipment, the operation of which is, to a considerable extent, interdependent. Sophisticated network design and comprehensive network management and maintenance systems are required to ensure that the equipment in the Company's network is operating properly at all times and that the impact of a failure of one piece of equipment on the network as a whole is minimised. THUS has had network management and maintenance systems in place since its establishment and has enhanced and introduced a number of new network maintenance and operations management processes which aim to ensure that the possibility of a network failure is minimised. However, the failure of such a system or a fault in the design of the Company's network will give rise to a material failure in the delivery of the Company's services causing the carriage of traffic on its network to be interrupted.

Liability if third parties misappropriate users' personal information

If third parties were able to penetrate the Company's network security or otherwise misappropriate its users' personal information, THUS could be subject to liability. This could include claims for unauthorised purchases with credit card information, impersonation or other similar fraud claims. It could also include claims for violation of data protection rights. These claims could result in litigation.

THUS faces uncertain and changing regulatory restrictions

The Company's business is affected by prevailing regulatory regimes in the UK, in Europe and potentially other jurisdictions. The applicable laws can be broadly divided into three categories:

- those which apply to the regulation of the Internet;
- those which apply to the regulation of telecommunication networks and services; and
- general EU and UK competition law.

In particular, the UK telecommunications regime governs the wholesale price for conveyance services obtained from the dominant carrier BT. Changes in the pricing structure will have an impact on the Company's costs. The Company may also have the ability under relevant EU or UK competition law to challenge the prices set by BT. Changes to the UK telecommunications licensing and regulatory framework may result from recent developments at both EU and UK national level described above, of which the effects on THUS's business are presently unclear.

Moreover, THUS has Telecommunications Code powers, which gives it rights of access to public and private land subject to certain conditions set out in the Telecommunications Act 1984 and its licence. In addition to certain recent changes and proposed changes to planning rules generally and the changes concerning telecommunications set out above, the Office of Telecommunications is consulting on the issue of telecommunications operators making available funds for liabilities in relation to equipment installed on public land, when such liabilities are incurred on the occurrence of relevant events. The impact of the changes proposed by Office of Telecommunications on THUS's business is presently unclear.

Possible infringement of intellectual property rights could harm the Company's business

THUS cannot be certain that the steps it has taken to protect its intellectual property rights, including its trade marks and domain names, will be adequate or that third parties will not infringe or misappropriate the Company's proprietary rights. Equally, THUS cannot be certain that the steps it has taken will mean that it does not infringe or misappropriate the intellectual property rights of third parties. For instance, given the global reach of the internet, the Company's trade marks and other forms of intellectual property right protection may be more difficult to enforce in countries outside of the UK, and THUS may be inadvertently be infringing rights of third parties in those other countries. Any such infringement or misappropriation could have a material adverse effect on the Company's future financial results and its ability to operate its business.

Liabilities in connection with personal data and security

Misappropriation of the Company's users' personal information could expose the Company to liability under the Data Protection Act 1998, the Regulation of Investigatory Powers Act 2000 and/or

the Human Rights Act 2000 and secondary legislation thereunder. The risks of such misappropriation of the Company's users' personal information, and other breaches of security, are posed by third parties, the Company's own employees, and contractors or data processors engaged on behalf of the Company. Liability for breaches of statutory duty under the legislation would remain with the Company where contractors are engaged to process personal information of users on behalf of the Company. Breaches of security could lead to investigation by the Information Commissioner and the possibility of enforcement action.

In addition, claims for financial compensation and, in certain circumstances, to prevent further processing or to have personal information removed, may be made by affected individuals, covering a variety of causes of action including claims for unauthorised purchases with credit card information, breach of privacy, impersonation and other similar fraud claims. These claims could result in litigation and also regulatory enforcement action.

The Company has wide ranging statutory obligations to comply with the legislation identified. Failure to do so can result in criminal as well as civil liability for the Company, for example in failing to maintain or up-date its data protection notification as necessary, or in permitting or authorising unlawful forms of interception or monitoring of communications made over its network, and, in certain circumstances, individual officers of the Company may incur criminal liability.

The Company is required to retain communications data under the Anti-Terrorism, Crime and Security Act 2001, for the purposes of safeguarding national security, prevention or detection of crime and the prosecution of offenders. The same legislation provides for a Code of Practice containing guidelines for the retention of communications data by the Company and similar service providers for these purposes. At the date of this document, the Code is not in existence. Furthermore, there is considerable uncertainty over the provisions contained in the Anti-Terrorism, Crime and Security Act 2001 concerning the potential contribution by the government towards the costs incurred by the Company in implementing measures to comply with the legislation. These costs may be substantial.

The Company is accordingly exposed to potentially substantial regulatory compliance costs which cannot easily be quantified while the current legal position remains uncertain, and to a degree of uncertainty as to the precise scope of its compliance obligations.

Liability for web site content, facilitating internet traffic and other ISP activities

The current legal position regarding the extent to which ISPs may be held responsible for information distributed over the Internet, stored on its servers or contained on web sites hosted or otherwise made available by the ISP is uncertain despite forthcoming legislation and increasingly comprehensive bodies of relevant case law. In particular, the EU Electronic Commerce Directive is due to enter into force in the UK and the other European member states by the 17 January 2002 but the UK Government recently announced that it will not bring this legislation into force by this deadline. Instead it expects to implement the Directive during Summer 2002. In addition, the approach of legal systems in jurisdictions outside the EU may, and does, differ from the regulatory regime in the UK and the EU. However, the global nature of the internet and website accessibility can result in THUS's ISP activities falling within the regulation of those non-EU jurisdictions. THUS is therefore potentially exposed to claims from potentially any jurisdiction arising in connection with its activities as an ISP.

THUS has high capital requirements

THUS depends on additional capital to finance its growth and operating losses. The extent of its future capital requirements will depend on many factors, including:

- the success of the business;
- further network expansion;
- number of customer connections;
- the types of services offered;
- staffing levels;
- acquisitions; and
- the growth of its customer base.

THUS may require additional funds if:

- it enlarges the scope of its expansion plans;
- its plans or assumptions change or prove to be inaccurate; or
- it makes any significant acquisitions.

THUS's capital requirements also depend on factors beyond its control, such as:

- competition;
- government regulations; and
- capital costs.

Additional sources of financing may include equity, hybrid debt/equity and debt financings or other arrangements, such as vendor financing. THUS cannot be sure that it will be able to obtain additional financing on acceptable terms when it is required.

If THUS is unable to obtain any necessary financing, it may have to postpone or abandon some or all of its expansion plans. This may impair THUS's ability to make payments on its debt and may cause the market price of Ordinary Shares to fall.

PART 8. ADDITIONAL INFORMATION

1. Incorporation and Registration

The Company, whose registered office and principal place of business is currently Dalmore House, 310 St. Vincent Street, Glasgow, Lanarkshire G2 5BB, was incorporated on 19 January 1999 in Scotland under the Act as a public company limited by shares with Registered Number SC192666.

2. Directors

The names, functions and address of the Directors of the Company are as follows:

Charles Andrew Berry	*Non-Executive Chairman*
William Allan	*Chief Executive*
John Noel Maguire	*Chief Financial Officer*
Philip Stewart Male	*Executive Director, Operations*
James Archibald Reid	*Executive Director, Sales & Marketing*
Roy Drysdale Brown	*Non-Executive Director*
Ian Hugh Chippendale	*Non-Executive Director*
Josephine Lilian Connell	*Non-Executive Director*
Michael Phillip de Kare-Silver	*Non-Executive Director*
David Thomas Nish	*Non-Executive Director*

The business address for all of the above is Dalmore House, 310 St. Vincent Street, Glasgow, G2 5BB.

Save as disclosed below and in paragraph 7, none of the Directors performs any activities outside the Group which are significant in respect to the Group.

Details of the relevant management experience and expertise of each of the Directors are set out on pages 36 to 37 of this document.

3. Share Capital

(a) On incorporation, the authorised share capital of THUS was £100 divided into 100 ordinary shares of £1 each of which two ordinary shares were issued at par (nil paid) to the subscriber to the Memorandum of Association, Mr Andrew John Blain of Shepherd & Wedderburn WS, solicitors to ScottishPower and THUS at such time, on behalf of ScottishPower, the founder. On 2 February 1999, the two ordinary shares held by Mr Blain were paid to par and transferred to ScottishPower.

(b) The Company's Ordinary Shares are quoted on the Official List. Applications have been made:

(i) to the UK Listing Authority for the New Ordinary Shares to be admitted to the Official List; and

(ii) to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on the London Stock Exchange's market for listed securities.

It is expected that Admission will become effective and that dealings in those shares will commence on 12 March 2002. The Ordinary Shares will not be dealt in on any other stock exchange and no application to any such stock exchange is contemplated.

(c) The authorised share capital of the Company is £47,637,096.775 divided into 705,483,871 Ordinary Shares, of which there are 705,483,871 in issue, and 30,000,000 Participating Preference Shares, of which there are 25,000,000 in issue.

(d) At the Extraordinary General Meeting, a resolution will be proposed to:

(i) increase the authorised share capital of the Company from £47,637,096.775 to £61,963,161.275 by the creation of 573,042,580 new Ordinary Shares;

(ii) authorise the Board unconditionally, to exercise all powers of the Company to allot relevant securities (within the meaning of section 80 of the Act) in connection with the Open Offer and up to an aggregate nominal amount of £14,326,064.50;

(iii) empower the Board, pursuant to section 95 of the Act, to allot equity securities (within the meaning of section 94 of the Act) for cash, pursuant to the authority conferred by paragraph (ii) above as if section 89(1) of the Act did not apply to any such allotment to the extent set out in the resolution and free of the restrictions contained in article 7.2 of the Articles of Association of the Company.

(e) The authorised and issued share capital of the Company following completion of the Open Offer will be as follows:

Authorised			Issued	
£	Number		£	Number
31,963,161.275	1,278,526,451	Ordinary Shares	31,963,161.275	1,278,526,451
30,000,000.00	30,000,000	Participating Preference Shares	25,000,000.00	25,000,000

(f) Save as set out in paragraphs 7.2 and 8 below, the only share or loan capital of the Company under option relates to options approved in principle for issue (to the limit of 1 times annual salary) to William Allan and Philip Male under the THUS plc Discretionary Share Option Scheme which will not be granted until the Company is in a position to satisfy the exercise of such options through the issue of new shares as opposed to the transfer of existing shares.

(g) The New Ordinary Shares will rank *pari passu* in all respects with the Existing Ordinary Shares. Each New Ordinary Share will carry the rights to participate equally with an Existing Ordinary Share in any dividend or other distribution and in any return of capital surplus in a winding-up.

(h) The issued share capital of the Company is in registered form and title to Ordinary Shares may be transferred by means of a relevant system in accordance with the Uncertificated Securities Regulations 2001. For further details see the details set out under the heading "CREST" in Part 2 of this document.

4. Subsidiary Undertakings

Details of THUS's subsidiary undertakings are set out below. Unless otherwise stated, each of the following subsidiary undertakings is wholly owned, either by THUS itself or by one of its subsidiaries:

Name	Principal Activity	Issued and fully paid share capital	Country of Incorporation and Registration	Registered Office
Scotland on Line Limited (50 per cent. owned by THUS)	Internet service provider	1,500,000 ordinary shares of £1 each	Scotland	Gateway East, Gemini Crescent, Technology Park, Dundee
Golfing Scotland Limited	Dormant	2 ordinary shares of £1 each	Scotland	Scottish National Golf Centre, Drumoig, Leuchars, St Andrews, KY16 0DW
Demon Internet Inc	US internet peering management	100 no par value common stock	USA	1220 Market Building, Wilmington DE, 19801, United States
THUS Profit Sharing Trustees Limited	Trustee	2 ordinary shares of £1 each	Scotland	Dalmore House, 310 St. Vincent Street, Glasgow, G2 5BB

5. Parent Undertakings

As at the date of this document, ScottishPower holds 353,396,513 Ordinary Shares and 25,000,000 Participating Preference Shares in THUS. ScottishPower is a subsidiary of Scottish Power plc which consequently also holds an indirect interest in those THUS Shares.

6. Summary of memorandum and articles of association

6.1 Memorandum of Association

The Memorandum of Association of the Company provides that its principal objects are to carry on the business of a holding company and to carry on any trade or business whatever which can in

the opinion of the Board be advantageously carried on in connection with or ancillary to any of the businesses of the Company and to do all such other things as may be deemed incidental or conducive to the attainment of the Company's objects or any of them. The objects of the Company are set out in full in Clause IV of the Memorandum of Association of the Company which is available for inspection at the addresses specified in paragraph 15 of this Part 8 below.

6.2 Articles of Association

The Articles of Association of the Company (the "Articles"), which were adopted pursuant to a special resolution of the Company passed on 18th October, 1999 (and amended pursuant to a special resolution of the Company passed on 11th July, 2001), contain (amongst others) provisions to the following effect:

6.2.1 Rights attaching to shares

(a) Dividends

Subject to the provisions of the Companies Acts, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, provided that no dividend shall exceed the amount recommended by the Board. Notwithstanding these provisions, but subject to the provisions of the Companies Acts, the Directors may declare and pay dividends on the Participating Preference Shares in accordance with the terms of their issue.

Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. Except as otherwise provided by the rights attached to shares, all dividends shall be apportioned and paid proportionately according to the amounts paid up on the shares during any portion of the period in respect of which the dividend is paid.

Subject to the provisions of the Companies Acts and the Articles, the Board may pay interim dividends, any fixed rate dividend and also any dividend payable at a fixed date, if it appears to the Board to be justified by the profits of the Company available for distribution. If the Board acts in good faith, it is not liable to holders of shares with preferred rights for any loss arising from the payment of interim dividends on other shares. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

A general meeting declaring a dividend may, on the recommendation of the Board, by ordinary resolution, direct that payment of any dividend be satisfied in whole or in part by the distribution of assets, including, without limitation, paid up shares or debentures of another body corporate. The Board may, if authorised by an ordinary resolution of the Company, offer any holders of shares the right to elect to receive shares credited as fully paid instead of cash in respect of any dividend or part thereof.

Any dividend that has remained unclaimed for twelve years from the date when it became due for payment shall, if the Board so resolves, be forfeited and shall cease to remain owing by the Company.

The Company may cease sending dividend warrants and cheques by post or otherwise to a member if such instruments have been returned undelivered to, or left uncashed by, that member on at least two consecutive occasions, or, following one such occasion, reasonable enquiries have failed to establish any new address of the registered holder. The Company must resume sending warrants and cheques if the holder claims a dividend or cashes a dividend warrant or cheque.

(b) Voting rights

Subject to any rights or restrictions as to voting attaching to any shares and to any other provisions of the Articles (for example, the restrictions on voting referred to in sub-paragraph (d) below), on a show of hands every member who is present in person at a general meeting shall have one vote and on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder.

No member shall, unless the Board otherwise decides, be entitled to vote, at a general meeting or at a separate meeting of the holders of any class of shares in the capital of the Company either

in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

(c) Disclosure of interests in shares

If any member or other person appearing to be interested in shares of the Company has been duly served with a notice under section 212 of the Act and is in default for the prescribed period in supplying to the Company the information thereby required, or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the Board may impose restrictions upon the relevant shares.

The restrictions available are the suspension of voting or other rights conferred by membership in relation to meetings of the Company in respect of the relevant shares and, additionally, in the case of a shareholding representing at least 0.25 per cent of the class of shares concerned, the withholding of payment of dividends on, and the restriction of transfers of, the relevant shares.

The restrictions on transfer shall not apply if the relevant shares are transferred by means of an approved transfer, or if the member is not himself in default and satisfies the Board that no person who is in default is interested in the shares to be transferred or registration of the transfer is required by the Regulations (as defined in the Articles).

A member may also be required to disclose his interests in shares as described in sub-paragraph (d) below.

(d) Compulsory disposals and restrictions on voting

Upon receipt from a Licensing Authority (as defined in the Articles) of a notice that, in the opinion of the Licensing Authority, an interest of any person in shares of the Company is prejudicial to the Company's continued holding of a Material Licence (as defined in the Articles), the Board may require the disposal of the relevant shares.

Until such a disposal of the relevant shares has taken place, the holder may only exercise its voting rights and right to transfer such shares in accordance with Article 74A of the Articles. The member concerned may be required to dispose of all or some of the relevant shares (as specified by the Board) within 21 days or such other period as the Board may determine. Failure to dispose of the relevant shares within the designated period shall entitle the Board to transfer the shares, using its best endeavours to obtain a reasonable price, and to register the transferee as holder of the shares and issue a certificate in respect of the shares transferred. The net proceeds of the disposal of the shares will be paid to the former holder of the shares upon surrender of the relevant share certificate. A certificate will be issued for any balance of shares.

However, the compulsory disposal of the shares, either by the member concerned or by the Board, shall not take place during any period when dealings by the Directors in the Company's shares are not permitted by law or the regulations of the UK Listing Authority. Neither the Company nor the Board shall be liable to the former member for failing to obtain the best price reasonably obtainable for the shares transferred, provided that the Board acts in good faith.

A person who becomes aware that his holding of shares will or is likely to be prejudicial to the Company's holding of a Material Licence shall, as soon as practicable, either transfer the shares himself or request the Board in writing to dispose of those shares on his behalf.

In the absence of a notice from a Licensing Authority, the Board is entitled to assume that no shares are held in such a way as to prejudice the Company's holding of a Material Licence. If such a notice is received, the Board may call upon the relevant member to provide information and evidence as to this shareholding. In the event of such information and evidence not being provided within the specified period (not being less than 21 days), the Board may treat any relevant shares as being held in such a way as to entitle the Board to dispose of those shares, until the shareholder in question establishes otherwise to the reasonable satisfaction of the Board.

(e) Distribution of assets on liquidation

On a winding-up of the Company, the liquidator may, with the sanction of an extraordinary resolution and any other sanction required by the Insolvency Act 1986 (and subject to the rights of holders of Participating Preference Shares, as described in paragraph 6.2.15 of this Part

8 below), divide amongst the members *in specie* the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division is to be carried out as between the members or different classes of members or vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members and determine the scope and terms of those trusts. No member shall be compelled to accept any assets on which there is a liability.

6.2.2 Transfer of shares

All transfers of certificated shares may be effected by an instrument of transfer in any usual form or in any other form approved by the Board. The instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. The Board may, at its absolute discretion and without giving any reason, refuse to register any transfer of a share which is not fully paid, provided that such refusal does not prevent dealings in shares in the Company from taking place on an open and proper basis. The Board may also refuse to register the transfer of a certificated share unless the instrument of transfer:

(i) is lodged, duly stamped, at the registered office or at such other place as the Board may appoint accompanied by the share certificate for the shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transfer to make the transfer;

(ii) is in respect of only one class of shares;

(iii) is in favour of not more than four transferees;

(iv) is not in favour of a minor; and

(v) is not in favour of a bankrupt or person of mental health.

Subject to the provisions of the Regulations, the Board may permit the holding of shares in any class of shares in uncertificated form and the transfer of title to shares in that class by means of a relevant system and may determine that any class of shares cease to be a participating security.

6.2.3 Changes in share capital

(a) Subject to the provisions of the Companies Acts and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the Board shall determine. Subject to the provisions of the Companies Acts, and without prejudice to any rights attached to any existing shares or class of shares, the Company may issue shares which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder. Subject to the provisions of the Act and the Articles, unissued shares are at the disposal of the Board.

(b) The Company may by ordinary resolution increase its share capital; consolidate and divide all or any of its share capital into shares of larger amount than its existing shares; subject to the provisions of the Companies Acts, subdivide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association of the Company; or cancel any shares that have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

(c) Subject to the Companies Acts, the Company may, by special resolution, reduce its share capital, any capital redemption reserve and any share premium account and may also, subject to the Companies Acts, the requirements of the UK Listing Authority, and the rights attached to any class of shares, purchase its own shares.

6.2.4 Variation of rights

(a) Subject to the provisions of the Companies Acts, the rights attached to any class of shares may (unless further conditions are provided by the terms of issue of the shares of that class) be varied or abrogated, whether or not the Company is being wound up, either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of holders of the shares of the class (but not otherwise).

(b) The rights attaching to any shares or class of shares are not, unless otherwise expressly provided, deemed to be varied by the creation or issue of further shares ranking *pari passu* with, or subsequent to, them or by the purchase or redemption by the Company of any of its own shares in accordance with the Companies Acts and the Articles.

6.2.5 Lien and forfeiture

The Company will have a lien (enforceable by sale) on every partly paid share (including dividends payable on such a share) for all monies payable to the Company in respect of that share. The Board may call any monies unpaid on shares and may forfeit shares on which calls payable are not duly paid. The forfeiture shall include all dividends or other monies payable in respect of the forfeited shares which have not been paid before the forfeiture.

6.2.6 Directors' interests

(a) Except as otherwise provided by the Articles, a director of the Company shall not vote at a meeting of the Board or a committee of the Board on any resolution of the Board concerning a matter in which he has an interest (other than by virtue of his interest in shares, debentures or other securities of, or otherwise in or through, the Company) that (together with any interest of any person connected with him) is, to his knowledge, material unless his interest arises only because the case falls within one or more of the following paragraphs:

(i) the resolution relates to the giving of a guarantee, security or indemnity in respect of money lent, or obligations incurred by him or any other person at the request of or for the benefit of, the Company or any of its subsidiary undertakings;

(ii) the resolution relates to the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he has assumed responsibility (in whole or in part whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(iii) the resolution relates to a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(iv) the resolution relates to any contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, within the meaning of Part VI of the Act, directly or indirectly, whether as an officer or shareholder or otherwise, provided that he is not the holder of or beneficially interested in shares representing one per cent or more of any class of the equity share capital of such body corporate or of the voting rights available to members of the relevant body corporate;

(v) the resolution relates to any contract, arrangement, transaction or proposal for the benefit of the employees of the Company or any of its subsidiary undertakings and does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates;

(vi) any contract, arrangement, transaction or proposal concerning any insurance which the Company is empowered to purchase or maintain for the benefit of any directors of the Company or for persons who include directors of the Company.

(b) A director of the Company may not vote or be counted in the quorum on a resolution of the Board or a committee of the Board concerning his own appointment (including fixing or varying the terms of appointments) to an office or employment with the Company or any body corporate in which the Company is interested.

6.2.7 Remuneration of Directors

(a) The ordinary remuneration of the Directors who do not hold executive office for their services (excluding amounts payable under any other provisions of the Articles described below) shall not exceed in aggregate £250,000 per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Subject thereto, each such Director shall be paid a fee

(which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the Board. Any director who is appointed to any executive office shall be entitled to receive such remuneration as the Board may determine.

(b) Any director not holding executive office and who serves on any committee of the Board, who by the request of the Board goes or resides abroad for any purpose of the Company or otherwise performs special services which in the opinion of the Board of the Company are outside the scope of the ordinary duties of a director, may (without prejudice to subparagraph (a) above) be paid such extra remuneration by way of salary, commission or otherwise as the Board may determine.

(c) The Board may provide benefits, whether by the payment of gratuities, pensions or insurance or otherwise, for any past or present director of the Company (or other employee of the Company or any subsidiary or associated company), or any member of his family, or any person who is or was dependent on him and may contribute to any fund and pay premiums for the purchase or provisions of any such benefit.

(d) The Directors may be paid by the Company all travelling, hotel and other expenses properly incurred in attending meetings of the Directors or committees of the Board or general meetings or otherwise in connection with the discharge of their duties.

(e) A director shall not be required to hold any shares of the Company by way of qualification.

6.2.8 Appointment of Directors

Directors may be appointed by the Company by ordinary resolution or by the Board. A director appointed by the Board holds office only until the next general meeting and is not taken into account in determining the Directors who are to retire by rotation at that meeting. Unless and until otherwise determined by ordinary resolution the number of Directors shall be not less than four, nor more than 16, in number.

6.2.9 Retirement of Directors by rotation

At every annual general meeting of the Company, as nearly as possible one-third of the Directors of the Company shall retire by rotation. The Directors to retire shall be those Directors who have been longest in office or, in the case of those who were appointed or re-appointed on the same day, shall be (unless they otherwise agree) determined by lot.

6.2.10 Powers of the Board

Subject to the Companies Act, the Memorandum of Association of the Company, the Articles and to any directions given by the Company in general meeting by special resolution, the business of the Company will be managed by the Board which may exercise all the powers of the Company. No alteration of the Memorandum of Association of the Company or the Articles and no such special resolution shall invalidate any prior act of the Board which would have been valid if that alteration had not been made or that resolution had not been passed. A meeting of Directors or any committee authorised by the Board at which a quorum is present may exercise all powers exercisable by the Directors.

6.2.11 Borrowing powers

The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Companies Act, to issue debentures and other securities whether outright or as collateral security, for any debt, liability or obligation of the Company or of any third party. The Board will restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (but as regards subsidiaries only insofar as by the exercise of such rights or powers of control the Board can secure) that the aggregate principal amount from time to time outstanding of all borrowings by the Company and its subsidiaries (exclusive of borrowings owing by one member of the Group to another member of the Group) will not at any time without the previous sanction of an ordinary resolution of the Company exceed the sum of £1,000,000,000.

6.2.12 Indemnity of officers

Subject to the provisions of the Companies Acts but without prejudice to any indemnity to which a director of the Company may otherwise be entitled, every director or other officer shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings whether criminal or civil in which judgment is given in his favour or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

6.2.13 Untraced shareholders

The Company shall be entitled to sell at the best price reasonably obtainable, the shares of a member or the shares to which a person is entitled by transmission provided that:

(i) during a period of twelve years prior to the date of advertising its intention to sell such shares at least three dividends in respect of such shares have been declared and all dividend warrants and cheques sent have remained uncashed;

(ii) as soon as practicable after the expiry of the period referred to in sub-paragraph (i) above the Company inserts advertisements in a national daily newspaper and in a newspaper circulating in the area of the last known address of the member or other person giving notice of its intention to sell the shares;

(iii) during the period referred to in sub-paragraph (i) above and the period of three months following the publication of the advertisements referred to in sub-paragraph (ii) above the Company receives no indication of the whereabouts or existence of the member or other person; and

(iv) if the shares are listed on the London Stock Exchange the Company gives notice to the London Stock Exchange of its intention to sell the shares prior to publication of the advertisements.

The net proceeds of such sale shall belong to the Company, which shall be obliged to account to the former member or other person previously entitled to the shares for an amount equal to the proceeds as a creditor of the Company.

6.2.14 Members resident abroad

Members with registered addresses outside the United Kingdom are not entitled to receive notices from the Company unless they have given the Company an address within the United Kingdom at which such notices may be served.

6.2.15 Participating Preference Shares

(a) Dividends

The Participating Preference Shares shall confer upon the holders thereof the right, subject to the provisions of the Companies Act and the Articles, to receive:

(i) in priority to the payment of any dividend to the holders of the Ordinary Shares, a fixed cumulative preferential dividend of ten per cent. per annum per Participating Preference Share (net of any associated tax credit) payable half-yearly in arrears on 30th April and 31st October (or the nearest business day after such date) in each year; and

(ii) in priority to the payment of any dividend to the holders of the Ordinary Shares, a variable participating dividend of one per cent on the amount of the Company's annual consolidated post tax profits up to £50 million, 0.1 per cent on the Company's annual consolidated post tax profits between £50 million and £100 million and 0.01 per cent on the Company's annual consolidated post tax profits in excess of £100 million.

Dividends paid to the holders of the Participating Preference Shares shall be paid according to the amounts paid up or credited as paid up on the Participating Preference Shares.

(b) Voting rights

The Participating Preference Shares shall (subject to the provisions of the Companies Act and of the Articles) confer on the holders the right to receive notice of and to attend all general meetings

of the Company but shall only confer the right to speak or vote at any such meeting if the business of the meeting includes the consideration of a resolution for winding up the Company or modifying, varying or abrogating any of the rights or privileges attaching to the Participating Preference Shares, or if any part of any dividend payable in respect of the Participating Preference Shares is six months or more in arrears. For any resolution on which holders of the Participating Preference Shares are entitled to vote, each such holder present in person shall, on a show of hands, have one vote and, on a poll, each such holder present in person or by proxy, shall have one vote in respect of every £1 in nominal amount of Participating Preference Share of which he is the holder.

(c) Distribution of assets on liquidation or other return of capital

In the event of a winding up of the Company or other return of capital (except on conversion, redemption or purchase by the Company of any of its shares), the assets of the Company available for distribution among the shareholders shall be divided in the following manner and order of priority:

(i) firstly, in paying to the holders of Participating Preference Shares all unpaid arrears and accruals of dividends (whether or not such unpaid arrears and accruals have become due and payable) to be calculated down to and including the date of return of capital;

(ii) secondly, in paying to the holders of Participating Preference Shares a sum equal to the capital paid up or credited as paid up in respect of the Participating Preference Shares held by them, respectively;

(iii) thirdly, in paying to the holders of the Ordinary Shares a sum equal to the capital paid up or credited as paid up in respect of the Ordinary Shares held by them; and

(iv) fourthly, in paying any surplus to the holders of the Ordinary Shares and the Participating Preference Shares, 0.5 per cent of such surplus being paid to the holders of the Participating Preference Shares and 99.5 per cent of such surplus being paid to the holders of the Ordinary Shares rateably in accordance with the amount paid up or credited as paid up on the Participating Preference Shares and the Ordinary Shares held by them respectively.

(d) Restrictions

The Company is prohibited from taking certain actions, including capitalising profits or making certain issues of new shares or reducing its capital in certain circumstances, unless the Company shall have obtained the consent in writing of the holder or holders of Participating Preference Shares, representing three-quarters of the nominal value of the Participating Preference Shares then outstanding or the approval of an extraordinary resolution of the shareholders passed at a separate meeting of the holders of the Participating Preference Shares then outstanding validly held in accordance with the provisions of the Articles.

(e) General

The holders of the Participating Preference Shares shall be entitled to the right to be sent (at the same time as the same are sent to the holders of Ordinary Shares) all notices of general meetings of the Company and a copy of all circulars and other like documents sent by the Company to the holders of Ordinary Shares.

6.2.16 In this paragraph 6, the term "Companies Act" has the meaning given by section 744 of the Act and includes any enactment passed after those Acts which may, by virtue of that or any other such enactment, be cited together with those Acts as the "Companies Acts" (with or without the addition of an indication of the date of any such enactment).

6.2.17 As stated above, it is proposed to amend the Company's Articles of Association pursuant to a special resolution at the Extraordinary General Meeting.

7. Directors and other interests

7.1 The interests in the share capital of the Company of the Directors (all of which, unless otherwise stated, are beneficial), as notified to the Company pursuant to sections 324 or 328 of the Act or which are required to be entered in the register to be maintained under the provisions of section 325 of the Act or which are interests of a person connected with a Director (within the meaning

of section 346 of the Act), which interests, if such connected persons were Directors, would be required to be disclosed pursuant to the Act and the existence of which is known or could, with reasonable diligence, be ascertained by the Directors as at 16 January, 2002, being the latest practicable date prior to the publication of this document, were as follows:

Directors	No. of Existing Ordinary Shares held	% of Existing ordinary share capital	No. of Ordinary Shares following completion of the Open Offer*	% of Enlarged Ordinary Share Capital
Charles Berry	10,000	0.0014	1,000	0.0008
William Allan	59,608	0.0084	59,608	0.0047
John Maguire	Nil	Nil	Nil	Nil
Philip Male	27,449	0.0039	27,449	0.0021
James Reid	20,000	0.0028	20,000	0.0016
Roy Brown	4,500	0.0006	4,500	0.0004
Ian Chippendale	33,225	0.0047	33,225	0.0030
Josephine Connell	17,000	0.0024	17,000	0.0013
Michael de Kare-Silver	5,000	0.0007	5,000	0.0004
David Nish	2,114	0.0003	2,114	0.0002

* These figures are stated before the Directors' subscription for their entitlements under the Open Offer.

David Nish and Charles Berry, as directors of Scottish Power plc, are also regarded as having an interest in the THUS Shares held by the ScottishPower Group.

In addition to their being treated as having an interest in 19,500,586 Ordinary Shares held in the THUS plc Employee Share Trust, the Directors also have interests in Ordinary Shares at the date referred to in this paragraph as a result of their participation in the THUS Employee Share Schemes. These interests were as follows:

	Number of Options outstanding as at 16 January 2002, the latest practicable date prior to publication of this document			
Director	Sharesave Scheme	Executive Scheme	Discretionary Scheme	Equity Plan
William Allan	—	234,662	—	252,982
John Maguire	—	—	1,000,000	—
Philip Male	2,136	184,049	—	133,932
James Reid	—	—	500,000	—

The options granted to William Allan and Philip Male under the Executive Scheme have an exercise price of 326 pence per share and are exercisable during the period from June 2003 to June 2010. John Maguire's options under the Discretionary Scheme are exercisable at 72 pence per share during the period from December 2003 to December 2007. James Reid's options under the Discretionary Scheme have an exercise price of 60 pence per share and are exercisable during the period from June 2004 to June 2008.

The Equity Plan entitlements of William Allan and Philip Male represent the balance of shares due to them under the terms of that plan, for which no consideration is payable. The second tranche of entitlement (amounting to 25 per cent.) is exercisable between 17 November 2001 and 17 May 2002 and the balance of entitlement (50 per cent.) is exercisable between 17 November 2002 and 17 May 2003. Both William Allan and Philip Male exercised the first tranche of entitlement (25 per cent.) last year.

Currently no Director holds, directly or indirectly, in excess of 0.01 per cent. of the existing issued ordinary share capital. If all Directors subscribed for their full entitlement under the Open Offer, no Director would hold, directly or indirectly, more than 0.01 per cent. of the Enlarged Issued Ordinary Share Capital.

7.2 At 16 January 2002, being the latest practicable date prior to the publication of this document, the holdings, direct and indirect, of which the Directors are aware that amount to 3 per cent. or more of the existing issued share capital of the Company or will amount to 3 per cent. of the issued share capital of the Company following completion of the Open Offer are set out in the table below.

Shareholder	Number of Ordinary Shares held	Percentage of Ordinary Shares held		Number of Participating Preference Shares held	Percentage of Participating Preference Shares held
		At Present	Following completion of Open Offer*		
ScottishPower..........	353,396,513	50.1	63.2	25,000,000	100.0
Cater Allen International Limited.............	27,100,000	3.8	2.8	0	0.0

* Assumes take up of full entitlements under the Open Offer by all Qualifying Shareholders. If no Public Qualifying Shareholders take up their entitlements under the Open Offer and no other underwriters are secured, the percentage of Ordinary Shares held by Scottish Power plc following completion of the Open Offer will be 72.5 per cent.

7.3 Save as disclosed in paragraph 7.2 above, the Directors are not aware of any person other than ScottishPower and its parent undertakings who directly or indirectly, jointly or severally, exercises or could exercise control over the Company.

7.4 Other than Charles Berry and David Nish who, as directors of ScottishPower and Scottish Power plc are regarded as having an interest in transactions between the Company and the ScottishPower Group, none of the Directors has, or has had, any interest in any transactions which are or were unusual in their nature or conditions or are or were significant to the business of the Group and which were effected by any member of the Group during the current or immediately preceding financial year, or which are effected during any earlier financial year and remain in any respect outstanding or unperformed. Under the terms of the Relationship Agreement summarised in paragraph 9.1 below, the Directors nominated by ScottishPower are not permitted to vote on or count in the quorum in relation to any Board meeting where THUS intends to enter into or enforce any contract, arrangement or transaction with any member of the ScottishPower Group.

7.5 On 22 October 1999 the Company entered into a service contract with William Allan pursuant to which Mr Allan is employed by the Company as Chief Executive. The contract is terminable on either party's provision of not less than 12 months' notice in writing. For a period of 12 months, following a trade sale by ScottishPower of the business and assets of the Company or a sale by ScottishPower of a controlling interest in the shares of the Company, Mr. Allan is entitled to be given a notice period of 24 months in respect of termination by THUS of his service agreements. For the period from the commencement of the thirteenth month following such sale and ending 24 months after such sale, Mr Allan is entitled to be given a decreasing notice period of between 23 and 12 months. Thereafter, Mr Allan will be entitled to a notice period of 12 months. The Demerger will not trigger these extended notice provisions. If Mr Allan's service contract is terminated (other than by reason of summary dismissal) less than four months prior to a trade sale (or an offer for a trade sale), Mr Allan is entitled to receive a sum representing salary and benefits referable to the notice period which would have applied on such trade sale, less any sums actually paid in lieu of notice by the Company to Mr Allan on such termination. Mr Allan is entitled to an annual salary of £255,000 which is subject to review by the Company. Mr Allan is also entitled to participate in any performance related pay scheme of the Company for certain senior staff on such terms and conditions as the Company may from time to time determine, and also to a contract car, private health insurance, pre-retirement leave at the age of sixty-two amounting to one day for each completed year of continuous employment, subject to a maximum of thirty five days and other benefits. Mr Allan will whilst the Company remains a subsidiary of ScottishPower be eligible to be a member of the ScottishPower Pension Scheme subject to the provisions of that scheme. In the event that the Company ceases to remain a subsidiary of ScottishPower, then the Company will provide benefits broadly equivalent in aggregate thereto. In the event that Mr Allan is unable to perform his duties due to illness, he will be entitled to full salary during any period of incapacity of not more than six months (whether consecutive or not) during any period of twelve consecutive months. Any further payments will be limited to such salary as determined by the Board.

7.6 On 11 October 2000 the Company entered into a service contract with John Maguire pursuant to which Mr Maguire is employed by the Company as Chief Financial Officer. The contract is terminable on either party's provision of not less than 12 months' notice in writing. For a period of 12 months, following a takeover (defined as an offer to shareholders of the Company to

acquire their shares in the Company, which offer becomes unconditional in all respects, or, such conditions that are not satisfied are waived in full) of the Company, Mr Maguire is entitled to be given a notice period of 24 months in respect of termination by THUS of his service agreements. For the period from the commencement of the thirteenth month following such takeover and ending 24 months after such takeover, Mr Maguire is entitled to be given a decreasing notice period of between 23 and 12 months. Thereafter, Mr Maguire will be entitled to a notice period of 12 months. The Demerger will not trigger these extended notice provisions. If Mr Maguire's service contract is terminated (other than by reason of summary dismissal) less than four months prior to a takeover occurring, Mr Maguire is entitled to receive a sum representing salary and benefits referable to the notice period which would have applied on such takeover, less any sums actually paid in lieu of notice by the Company to Mr Maguire on such termination. Mr Maguire is entitled to an annual salary of £180,000 (including director's fees from the group) which is subject to review by the Company. Mr Maguire is also entitled to participate in any performance related pay scheme of the Company for certain senior staff on such terms and conditions as the Company may from time to time determine, and also to a contract car, private health insurance, pre-retirement leave at the age of sixty-two amounting to one day for each completed year of continuous employment, subject to a maximum of thirty five days and other benefits. Mr Maguire will whilst the Company remains a subsidiary of ScottishPower be eligible to be a member of the ScottishPower Pension Scheme subject to the provisions of that scheme. In the event that Mr Maguire is unable to perform his duties due to illness, he will be entitled to full salary during any period of incapacity of not more than six months (whether consecutive or not) during any period of twelve consecutive months. Any further payments will be limited to such salary as determined by the Board.

7.7 On 22 October 1999 the Company entered into a service contract with Philip Male pursuant to which Mr Male is employed by the Company as Executive Director, Operations. The contract is terminable on either party's provision of not less than 12 months' notice in writing. For a period of 12 months, following a trade sale by ScottishPower of the business and assets of the Company or a sale by ScottishPower of a controlling interest in the shares of the Company, Mr Male is entitled to be given a notice period of 24 months in respect of termination by THUS of his service agreements. For the period from the commencement of the thirteenth month following such sale and ending 24 months after such sale, Mr Male is entitled to be given a decreasing notice period of between 23 and 12 months. Thereafter, Mr Male will be entitled to a notice period of 12 months. The Demerger will not trigger these extended notice provisions. If Mr Male's service contract is terminated (other than by reason of summary dismissal) less than four months prior to a trade sale (or an offer for a trade sale), Mr Male is entitled to receive a sum representing salary and benefits referable to the notice period which would have applied on such trade sale, less any sums actually paid in lieu of notice by the Company to Mr Male on such termination. Mr Male is entitled to an annual salary of £200,000 which is subject to review by the Company. Mr Male is also entitled to participate in any performance related pay scheme of the Company for certain senior staff on such terms and conditions as the Company may from time to time determine, and also to a contract car, private health insurance, pre-retirement leave at the age of sixty-two amounting to one day for each completed year of continuous employment, subject to a maximum of thirty five days and other benefits. Mr Male will whilst the Company remains a subsidiary of ScottishPower be eligible to be a member of the ScottishPower Pension Scheme subject to the provisions of that scheme. In the event that the Company ceases to remain a subsidiary of ScottishPower, then the Company will provide benefits broadly equivalent in aggregate thereto. In the event that Mr Male is unable to perform his duties due to illness, he will be entitled to full salary during any period of incapacity of not more than six months (whether consecutive or not) during any period of twelve consecutive months. Any further payments will be limited to such salary as determined by the Board.

7.8 On 6 March 2001 the Company entered into a service contract with James Reid pursuant to which Mr Reid is employed by the Company as Executive Director, Sales and Marketing. The contract is terminable on either party's provision of not less than 12 months' notice in writing. Mr Reid is entitled to an annual salary of £180,000 which is subject to review by the Company. Mr Reid is also entitled to participate in any performance related pay scheme of the Company for certain senior staff on such terms and conditions as the Company may from time to time determine, and also to a contract car, private health insurance, pre-retirement leave at the age of sixty-two amounting to one day for each completed year of continuous employment, subject to

a maximum of thirty five days and other benefits. Mr Reid will whilst the Company remains a subsidiary of ScottishPower be eligible to be a member of the ScottishPower Pension Scheme subject to the provisions of that scheme. In the event that the Company ceases to remain a subsidiary of ScottishPower, then the Company will provide benefits broadly equivalent in aggregate thereto. In the event that Mr Reid is unable to perform his duties due to illness, he will be entitled to full salary during any period of incapacity of not more than six months (whether consecutive or not) during any period of twelve consecutive months. Any further payments will be limited to such salary as determined by the Board.

7.9 On 23 May 2001 Charles Berry was appointed as a non-executive chairman of the Company. He has been appointed for a term of three years terminable at the request of the Board. The Board reviews on a regular basis (and not less than every three years) whether a non-executive director should continue in office. Mr Berry's appointment may be terminated by THUS at any time. Mr Berry does not receive any fee in his capacity as a Director.

7.10 On 4 January 2001 Roy Brown was appointed as a non-executive director of the Company. He has been appointed for a term of three years terminable at the request of the Board. The Board reviews on a regular basis (and not less than every three years) whether a non-executive director should continue in office. Mr Brown's appointment may be terminated by THUS at any time. He is currently paid a fee of £30,000 per annum.

7.11 On 15 October 1999 Ian Chippendale was appointed as a non-executive director of the Company. He has been appointed for a term of three years terminable at the request of the Board. The Board reviews on a regular basis (and not less than every three years) whether a non-executive director should continue in office. Mr Chippendale's appointment may be terminated by THUS at any time. He is currently paid a fee of £30,000 per annum.

7.12 On 1 January 2001 Josephine Connell was appointed as a non-executive director of the Company. She has been appointed for a term of three years terminable at the request of the Board. The Board reviews on a regular basis (and not less than every three years) whether a non-executive director should continue in office. Mrs Connell's appointment may be terminated by THUS at any time. She is currently paid a fee of £30,000 per annum.

7.13 On 22 September 2000 Michael De Kare Silver was appointed as a non-executive director of the Company. He has been appointed for a term of three years terminable at the request of the Board. The Board reviews on a regular basis (and not less than every three years) whether a non-executive director should continue in office. Mr De Kare Silver's appointment may be terminated by THUS at any time. He is currently paid a fee of £30,000 per annum.

7.14 On 23 May 2001 Mr David Nish was appointed as a non-executive director of the Company. He has been appointed for a term of three years terminable at the request of the Board. The Board reviews on a regular basis (and not less than every three years) whether a non-executive director should continue in office. Mr Nish's appointment may be terminated by THUS at any time. Mr Nish does not receive any fee in his capacity as a Director.

7.15 There are no outstanding loans granted by THUS or any member of the Group to any Director, nor are there any guarantees provided by any member of the Group for the benefit of any director.

7.16 The aggregate emoluments of the Directors for the financial year ended 31 March 2001 under the arrangements then in force were £667,905 including salaries of Directors resigning in that year (but excluding compensation for loss of office of £264,000).

7.17 Save as disclosed above in paragraphs 7.5 to 7.8 above, there are no existing or proposed service contracts between any Director and any member of the Group. No such contracts between any Director and any member of the Group have been entered into or amended within six months of the date of this document.

7.18 There is no arrangement under which a director has agreed to waive future emoluments nor have there been any such waivers during the financial year immediately preceding the date of this document.

7.19 The total emoluments receivable by the Directors will not be varied as a result of the Scheme.

7.20 Save as disclosed below, the Directors do not hold, nor have they held during the five years preceding the date of this document, any directorships in companies other than those of the Group or subsidiaries of the companies listed below.

Name	Company	Position Still Held?
William Allan	Demon Internet Inc.	yes
	Scotland on Line Limited	yes
	THUS plc	yes
	THUS Group plc	yes
	THUS Profit Sharing Trustees Limited	yes
	Barbados Telephone Company	no
	Barbados External Telecommunications Company	no
	Cable & Wireless Communications Services Limited Japan	no
	Camjar plc	no
	Cityscape Global Media Limited	no
	Cityscape Internet Services Limited	no
	Cityscape Limited	no
	Clubcall Telephone Services Limited	no
	Clubline Services Limited	no
	Copperteam Limited	no
	Demon Internet Limited	no
	Demon Limited	no
	Dispatch Publishing Limited	no
	Entel Panama	no
	International Digital Communications (IDC Japan)	no
	Lancastrian Holdings Limited	no
	Locomotive Software Developments Limited	no
	Locomotive Software Group Limited	no
	Megafone (UK) Limited	no
	Nakhodka Telecom	no
	Pinnacle Air Time Limited	no
	Pinnacle Cellular Group Limited	no
	Pinnacle Cellular Limited	no
	Pinnacle Paging Limited	no
	Pinnacle Phone Services Limited	no
	Pinnacle Service Centre Limited	no
	Psychic Companions Limited	no
	Sakhalin Electrosvyaz	no
	Sakhalin Telecom	no
	Sakhalin Telecom Mobile	no
	ScottishPower Telecommunications Limited	no
	Spotlight Trading Limited	no
	SPPT Limited	no
	Telecommunications of Jamaica	no
	Teledata (Holdings) Limited	no
	Teledata (Outsourcing) Limited	no
	Teledata Scotland Limited	no
	Telephone Information Services plc	no
	Telephone International Media Holdings Limited	no
	Telephone International Media Limited	no
	The CallCentre Service Limited	no
	The Information Service Limited	no
	The IP Systems Operation Limited	no
	TIM Limited	no
	Turnpike 1996 Limited	no
	Turnpike Limited	no
	Watermark Games Limited	no
	Woodend Cellular Limited	no
	Woodend Communications Limited	no
	Woodend Group Limited	no
	Woodend Holdings Limited	no

Name	Company	Position Still Held?
Charles Andrew Berry	Caledonian Gas Limited	yes
	Camjar plc	yes
	Cityscape Global Media Limited	yes
	Cityscape Internet Services Limited	yes
	Cityscape Limited	yes
	Clubcall Telephone Services Limited	yes
	Clubline Services Limited	yes
	Copperteam Limited	yes
	Demon Internet Limited	yes
	Demon Limited	yes
	Dispatch Publishing Limited	yes
	Electricity Association Ltd.	yes
	Genscot Limited	yes
	Lancastrian Holdings Limited	yes
	Locomotive Software Developments Limited	yes
	Locomotive Software Group Limited	yes
	Megafone (UK) Limited	yes
	Psychic Companions Limited	yes
	Rosyth Regeneration Limited	yes
	Scottish Electricity Settlements Limited	yes
	Scottish Power Generation Limited	yes
	Scottish Power plc	yes
	Scottish Power UK plc	yes
	ScottishPower Energy Supply Limited	yes
	ScottishPower Energy Trading Limited	yes
	ScottishPower Investments Limited	yes
	ScottishPower Telecommunications Limited	yes
	SP Dataserve Limited	yes
	Spotlight Trading Limited	yes
	SPPT Limited	yes
	Teledata (Holdings) Limited	yes
	Teledata (Outsourcing) Limited	yes
	Teledata Scotland Limited	yes
	Telephone Information Services plc	yes
	Telephone International Media Holdings Limited	yes
	Telephone International Media Limited	yes
	The CallCentre Service Limited	yes
	The Information Service Limited	yes
	The IP Systems Operation Limited	yes
	THUS plc	yes
	THUS Group plc	yes
	TIM Limited	yes
	Turnpike 1996 Limited	yes
	Turnpike Limited	yes
	Watermark Games Limited	yes
	Manweb Services Limited	no
	Roboscot (38) Limited	no
	Southern Water plc	no
Roy Drysdale Brown	Brambles Industries Ltd	yes
	Brambles Industries plc	yes
	British United Provident Association	yes
	BUPA	yes
	GKN plc	yes
	KG Fruits Limited	yes
	THUS plc	yes
	THUS Group plc	yes
	Unilever NV	no
	Unilever plc	no

Ian Hugh Chippendale	Association of British Insurers	yes
	Direct Line Group Limited	yes
	Direct Line Group Services Limited	yes
	Direct Line Insurance plc	yes
	Direct Line Life Holdings Limited	yes
	Direct Line Life Insurance Company Limited	yes
	Direct Line Unit Trusts Limited	yes
	Green Flag Group Limited	yes
	Green Flag Holdings Limited	yes
	Green Flag Limited	yes
	Headrow Reinsurance Limited	yes
	Linea Directa Aseguradora S.A.	yes
	Privilege Insurance Company Limited	yes
	Privilege Insurance Holdings Limited	yes
	RBSG International Holdings Limited	yes
	RBSG Insurance Services Limited	yes
	Tesco Personal Finance Group Limited	yes
	Tesco Personal Finance Limited	yes
	THUS plc	yes
	THUS Group plc	yes
	UK Insurance Limited	yes
	Direct Line Accident Management Limited	no
	Direct Line E-Commerce Limited	no
	Direct Line Financial Services Limited	no
	Latium Group Limited	no
	Privilege Assistance Limited	no
	Privilege Finance Limited	no
	Privilege Financial Services Limited	no
	Privilege Home and Contents Limited	no
	Privilege Insurance Company Limited	no
	Privilege Insurance Holdings Limited	no
	Privilege Investment Limited	no
	Privilege Legal Protection Limited	no
	Privilege Limited	no
	Privilege Loans Limited	no
	Privilege Mortgages Limited	no
	Privilege Motor Legal Protection Limited	no
	Privilege Pensions Limited	no
	Privilege Shares Limited	no
	Privilege Travel Services Limited	no
	Privilege Underwriting Limited	no
	Privilege Vehicle Breakdown Recovery Services Limited	no
Josephine Lilian Connell	First Banking Systems Limited	yes
	Herts Tec Limited	yes
	THUS plc	yes
	THUS Group plc	yes
	Xansa plc	yes
Michael de Kare-Silver	Born2Learn.Com Limited	yes
	THUS plc	yes
	THUS Group plc	yes
	Flying Flowers Ltd	no
	The Great Universal Stores plc	no
	Kalchas Holdings Limited	no
	Kalchas Group	no

John Noel Maguire	THUS plc	yes
	THUS Group plc	yes
	C & W Seychelles	no
	Cable & Wireless Asia Pacific Training Services Pte Ltd	no
	Cable & Wireless Global Markets Pte Ltd	no
	Cable & Wireless I.D.C	no
	Cable & Wireless Indonesia Ltd	no
	Cable & Wireless Japan (Finance)	no
	Cable & Wireless Singapore Pte Ltd	no
	Compunet Corporation Ltd	no
	Dhivehi Raajeyge Gulhum Private Ltd	no
	PT Dayamitra Telekomunikasi	no
	Sakhalin Telecom	no
	Sakhalin Telecom Mobile	no
Philip Stewart Male	Demon Internet Inc.	yes
	THUS plc	yes
	THUS Group plc	yes
	THUS Profit Sharing Trustees Limited	yes
	Demon Internet Limited	no
David Thomas Nish	Aspen 1 Limited	yes
	Aspen 4 Limited	yes
	Caledonian Communications Limited	yes
	Electricity Supply Nominees (Scotland) Limited	yes
	Manweb Limited	yes
	Manweb Nominees Limited	yes
	Manweb Pensions Trustee Limited	yes
	Manweb Services Limited	yes
	Manweb Share Scheme Trustees Limited	yes
	SaBRe Water Limited	yes
	ScotPower Limited	yes
	Scotsgrid Limited	yes
	Scotspower Limited	yes
	Scottish Knowledge plc	yes
	Scottish Power plc	yes
	Scottish Power UK plc	yes
	Scottish Utility Services Limited	yes
	ScottishPower Insurance Limited	yes
	ScottishPower Investments Limited	yes
	ScottishPower NA 1 Limited	yes
	ScottishPower NA 2 Limited	yes
	ScottishPower Securities Limited	yes
	SSEB Limited	yes
	THUS plc	yes
	THUS Group plc	yes
	Barnfleet Limited	no
	Domestic Appliance Insurance Limited	no
	Merseyside Power Trading Limited	no
	Scottish Energy Services Limited	no
	ScottishPower Energy Trading Limited	no
	SP Dataserve Limited	no
	SP Manweb plc	no
	SP Power Systems Limited	no
James Archibald Reid	THUS plc	yes
	THUS Group plc	yes

7.21 No Director has:

(a) any unspent convictions relating to indictable offences;

(b) been declared bankrupt or has put forward a proposal for any individual voluntary arrangements;

(c) been subject to any public criticism by any statutory or regulatory authorities (including designated professional bodies) or has been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company;

(d) been a director with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with creditors generally or any class of creditors of such company;

(e) been a partner of any partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangements of such partnership or been a partner of any partnership at the time of or within 12 months preceding a receivership of any assets of such partnership; or

(f) been the owner of, or a partner in a partnership which was the owner, of any asset which was subject to receivership at the time or within the 12 months preceding such event.

8. Summary of share option schemes

8.1 THUS Employee Share Schemes

The Company operates a sharesave scheme; a UK profit sharing scheme; a non-UK profit sharing scheme for Group employees resident in The Netherlands; a performance equity plan and two discretionary share option schemes. In addition, the Board has also obtained shareholder approval for the creation of the THUS Group Employee Share Ownership Plan, though this plan has not yet been implemented. Inland Revenue approval has been received in respect of the sharesave scheme and the discretionary share option schemes. The THUS plc Employee Share Trust holds 19,500,586 Ordinary Shares in order to satisfy the rights granted under the THUS Employee Share Schemes.

The principal provisions of the THUS Employee Share Schemes are summarised below:

8.2 The THUS plc Sharesave Scheme (the "Sharesave Scheme")

(a) Eligibility

All UK resident employees and executive directors of THUS or its participating subsidiaries or joint venture companies who have such period of continuous employment (not exceeding five years) as the Board of the Company shall determine may apply for options under the Sharesave Scheme whenever it is operated. The Sharesave Scheme has been in operation since 1 February 2000. The Board may nominate other employees for participation. At the Annual General Meeting in July 2000, the Company obtained shareholder approval to amend the rules of the Sharesave Scheme to allow its use in foreign territories.

(b) Issue of invitations and grant of options

Invitations to participate in the Sharesave Scheme may normally only be issued within the six weeks after the announcement of the Company's results for any period. Invitations may be issued outside these periods in exceptional circumstances.

At the time of receiving options, participants must enter into a savings contract with a nominated savings institution under which they agree to make monthly contributions, of up to £250 (or any higher amount permitted by legislation), from their pay. The savings contract can be fixed for a period of three or five years. The number of Ordinary Shares over which a participant is granted an option will be the number that can be acquired, at the exercise price, with the savings made plus a bonus payable on maturity of the savings contract.

The Sharesave Scheme envisages that options will be satisfied by the transfer to participants of existing Ordinary Shares.

No options may be granted under the Sharesave Scheme after the tenth anniversary of its adoption.

(c) Exercise Price

The exercise price of options may not be less than 80 per cent. of the middle market quotation of an Ordinary Share derived from the London Stock Exchange Daily Official List over the three dealing days immediately before the date of invitation.

(d) Exercise of options

Options may normally only be exercised during the six month period following the bonus date of the related savings contract. This may be after the third, fifth or seventh anniversary of the date of grant. In certain circumstances, early exercise of options is permitted in respect of the number of Ordinary Shares that may be acquired using the proceeds of the partially completed savings contract. Examples are where the participant leaves employment in circumstances of death, retirement at age 63 or at contractual retirement age, injury, disability or redundancy. If a participant leaves employment other than in such special circumstances his option will lapse. Options may also be exercised in the event of a takeover, reconstruction or amalgamation or voluntary winding-up of the Company (or, in certain circumstances, may be exchanged for options over shares in an acquiring company).

(e) Variation of share capital

In the event of any capitalisation issue, rights issue, subdivision, consolidation or reduction of capital or any other variation of the Company's share capital, the number of Ordinary Shares under option and/or the exercise price may be adjusted by the Board with the approval of the Inland Revenue, where the auditors certify that the adjustment is, in their opinion, fair and reasonable.

(f) Rights of optionholders

Options are not transferable and may only be exercised by the persons to whom they were granted or their personal representatives. Ordinary Shares transferred under the Sharesave Scheme will rank *pari passu* with shares of the same class then in issue (except in respect of entitlements arising prior to the date of exercise). Benefits under the Sharesave Scheme are not pensionable.

(g) Amendments

The provisions goveming eligibility requirements, the numbers of Ordinary Shares subject to the Scheme, individual participation limits, the terms of Ordinary Shares provided and the adjustments that may be made following a variation of capital cannot be altered to the advantage of eligible employees or option holders without the prior approval of shareholders in general meeting (except for minor amendments to benefit the administration of the Sharesave Scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment, for participants in the Sharesave Scheme or for THUS or its subsidiaries). No alteration may generally be made which would materially prejudice the subsisting rights of option holders without the prior consent or sanction of option holders holding 75 per cent of the Ordinary Shares under sharesave options. All changes are subject to prior approval of the Inland Revenue.

(h) International Appendix

Options can be granted to employees based in the Netherlands under the appendix to the Sharesave Scheme (the "Appendix"). The Appendix disapplies references to the UK Inland Revenue and some of their requirements, as well as containing clauses in order to meet Dutch securities laws requirements.

At 11 December 2001 options outstanding under the Sharesave Scheme were as follows:

Date of grant	Exercise price	Dates of vesting	Date of expiration	Number of Ordinary Shares under option			
				Granted	Exercised	Lapsed	Outstanding
01/02/00	£2.72	01/02/03	01/08/03	584,019	0	407,571	176,448
01/02/00	£2.72	01/02/05	01/08/05	447,951	0	273,660	174,291
			Total	1,031,970	0	681,231	350,739

8.3 The THUS plc Executive Share Option Scheme (the "Executive Scheme")

The Executive Scheme is split into two parts. One part was used to grant options on a non-approved basis outside Inland Revenue limits and the other was used to grant options on an approved basis within Inland Revenue limits. A national insurance liability will arise on the exercise of non-approved options granted after 19 May 2000. Following the introduction of the THUS plc Discretionary Share Option Scheme (2000), THUS committed not to grant any further options under the Executive Scheme.

8.3.1 Non-Approved Options

(a) Performance targets

Options granted to participants are not normally exercisable unless the Remuneration Committee is satisfied that there has been sustained and significant improvement in the underlying performance of the Company and specified performance targets have been satisfied.

The main performance condition which will need to be satisfied before these options may be exercised is that the growth in the Company's total shareholder return ("TSR") over a three year period must be greater than the median of that achieved by the companies in the FTSE Mid-250 and the constituent companies of the Telecommunications sector as classified by the FTSE Actuaries All Share Index. TSR is the aggregate of share price growth and dividends paid (assuming that such dividends are reinvested in Ordinary Shares during the period).

(b) Exercise of options

Options may normally be exercised between the third and tenth anniversaries of the date of grant, at the end of which period they will lapse. They are generally only exercisable if the performance conditions that apply to them have been satisfied.

In certain circumstances, early exercise of options is permitted where the option holder leaves employment with the Group in circumstances of death, injury, disability, ill-health, retirement at least 24 months after the date of grant of an option, the company for which the option holder works ceasing to be a subsidiary of THUS, the business for which the option holder works being transferred out of the THUS group or (if the Remuneration Committee so decides) for some other reason. In these circumstances (apart from retirement) options will be exercisable whether or not any performance conditions that apply to them have been satisfied. Options may also be exercised in the event of a take-over, reconstruction or amalgamation, demerger or voluntary winding-up of the Company (or, in certain circumstances, may be exchanged for options over shares in an acquiring company).

(c) Variation of share capital

In the event of any rights or capitalisation issue, sub-division, consolidation, reduction or other variation of its share capital or the implementation by the Company of a demerger or payment of a super dividend which would otherwise materially affect the value of an option, the Remuneration Committee may (subject to auditors' confirmation) adjust the number of Ordinary Shares subject to options and the price payable on their exercise.

(d) Rights of option holders

Options are not transferable and may only be exercised by the persons to whom they were granted or their personal representatives. Ordinary Shares transferred under the Executive Scheme will rank *pari passu* with Ordinary Shares of the same class then in issue (except in respect of entitlements arising prior to the date of exercise). Benefits under the Executive Scheme are not pensionable.

(e) Amendments

The provisions governing eligibility requirements, the numbers of Ordinary Shares subject to the Executive Scheme, individual participation limits, the terms of Ordinary Shares provided and the adjustments that may be made following an event referred to in paragraph 8.3.1(c) cannot be altered to the advantage of eligible employees or option holders without the prior approval of shareholders in general meeting (except for minor amendments to benefit the administration of the Executive Scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the Executive Scheme or for THUS or its subsidiaries). No alteration may be made that would materially prejudice the subsisting rights of option holders without the prior consent or sanction of option holders holding 75 per cent of the Ordinary Shares under executive options.

8.3.2 Inland Revenue approved options

An appendix to the Executive Scheme (the "Appendix"), which has been approved by the Inland Revenue under Schedule 9 to the Income and Corporation Taxes Act 1988, permitted the grant of options having an aggregate exercise price not exceeding the Inland Revenue limit of £30,000. The rules of the Executive Scheme, as described above, apply to options granted under the Appendix subject to a number of additional restrictions and modifications set out in the Appendix to comply with the Inland Revenue's requirements.

At 11 December 2001 options outstanding under the Executive Scheme were as follows:

Date of grant	Exercise price	Dates of vesting	Date of expiration	Number of Ordinary Shares under option			
				Granted	Exercised	Lapsed	Outstanding
16/11/99	£3.10/£3.40	16/11/02	16/11/09	1,025,595	0	672,516	353,079
13/06/00	£3.26	13/06/03	13/06/10	3,428,604	0	1,337,120	2,091,484
			Total	4,454,199	0	2,009,636	2,444,563

8.4 THUS plc Discretionary Share Option Scheme (2000) (the "Discretionary Scheme")

The Discretionary Scheme replaced the Executive Scheme from June 2000 and has been used to grant employees options on an approved basis within Inland Revenue rules as well as on a non-approved basis outside Inland Revenue limits. Each individual's participation is limited so that the number of options granted in any twelve month period does not exceed 300 per cent. of base salary. The aggregate market value of the shares that are subject to options granted to an individual under the Inland Revenue approved part of the scheme must not exceed £30,000. Benefits under the Discretionary Scheme will not be pensionable.

(a) Eligibility

All employees and full-time directors of THUS and its subsidiaries and of joint venture companies are eligible to be granted options under the Discretionary Scheme, provided that they are not within 2 years of their contractual retirement age and are not otherwise excluded by the relevant legislation. A person is treated as a full-time director if he is obliged to devote not less than 25 hours per week to the performance of the duties of his office or employment.

(b) Grant of options

Options may normally only be granted within the six weeks following the Company's announcement of its results for any period. In addition, the Company may grant options at any other time when circumstances are considered by the Board to be sufficiently exceptional to justify that grant. Options may only be granted up to 28 September 2005.

(c) Exercise price

The price per Ordinary Share payable on the exercise of an option is determined by the Board before its grant and may not be less than the middle-market quotation for an Ordinary Share as derived from the London Stock Exchange Daily Official List on the day the option was granted or, if the Remuneration Committee so determines, the average of the middle-market quotations for the three dealing days preceding the date of grant, or such other date as may be agreed with the Inland Revenue.

(d) Exercise of options

Options may normally be exercised between the third and seventh anniversaries of the date of grant, at the end of which period they will lapse. In certain circumstances, early exercise of options is

permitted where the option holder leaves employment with the Group in circumstances of death, injury, disability, ill-health, retirement, the company for which the option holder works ceasing to be a subsidiary of THUS, the business for which the option holder works being transferred out of the Group or (if the Remuneration Committee so decides) for some other reason. In these circumstances (apart from retirement) options will be exercisable whether or not any performance conditions that apply to them have been satisfied. Options may also be exercised in the event of a take-over, reconstruction or amalgamation, demerger or voluntary winding-up of the Company (or, in certain circumstances, may be exchanged for options over shares in an acquiring company).

Participants only benefit under the Discretionary Scheme if certain performance targets are met. In this respect, the exercise of options granted to date is subject to the Company's total shareholder return being at least median. For two-thirds of the Ordinary Shares under option, the comparator group is the FTSE Telecoms sector, with the option being exercisable as to 50 per cent. of the Ordinary Shares in this part of the option for median performance against this comparator group rising on a straight line basis to full vesting for upper quartile performance. The remaining one-third of the Ordinary Shares under option are exercisable dependent on the Company's performance against the companies comprising the FTSE Mid-250 Index (excluding telecommunications companies). Again, the option is exercisable as to 50 per cent. of the Ordinary Shares in this part of the option for median performance against this comparator group rising on a straight-line basis to full vesting for upper quartile performance.

If the performance targets have not been satisfied in full on the third anniversary of the grant of the option, the performance targets may be recalculated on two further occasions (being the fourth and fifth anniversaries of the date of grant) based on performance to those dates. To the extent that any part of an option has not vested by the fifth anniversary it will lapse.

The performance condition does not apply to the grant of options over 2,000 Ordinary Shares per employee that were made to substantially all staff (with the exception of the executive Directors) on 6 December 2000.

(e) Variation of share capital

In the event of any variation in the share capital of the Company, the number of Ordinary Shares in respect of which any option may be exercised and the price at which Ordinary Shares may be acquired may be adjusted by the Board as it considers appropriate with the prior approval of the Inland Revenue.

(f) Amendments

The rules governing eligibility, the price at which options may be granted, limits on individual participation, the circumstances in which options may be exercised and the adjustment of options on a variation of capital cannot be altered to the advantage of eligible employees or option holders without the prior approval of the shareholders in general meeting (except for minor amendments to benefit the administration of the Discretionary Scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the Discretionary Scheme or for THUS or its subsidiaries). In addition, no alteration may be made to the disadvantage of any participant in the Discretionary Scheme unless the alteration is approved by the holders of options covering the majority of options under the Discretionary Scheme. Special rules apply to alterations of performance targets.

All changes to the approved part of the scheme are subject to prior approval of the Inland Revenue.

At 11 December 2001 options outstanding under the Discretionary Scheme were as follows:

Date of grant	Exercise price	Dates of vesting	Date of expiration	Number of Ordinary Shares under option			
				Granted	Exercised	Lapsed	Outstanding
28/09/00	£1.41	28/09/03	28/09/07	361,086	0	184,083	177,003
06/12/00	£0.72	06/12/03	06/12/07	6,915,827	0	869,999	6,045,828
06/12/00	£0.72	06/12/03	06/12/07	5,352,000	0	1,602,000	3,750,000
20/12/00	£0.72	20/12/03	20/12/07	1,000,000	0	0	1,000,000
14/02/01	£0.72	14/02/04	14/02/08	160,000	0	80,000	80,000
05/06/01	£0.60	05/06/04	05/06/08	714,665	0	0	714,665
			Total	14,503,578	0	2,736,082	11,767,496

8.5 The THUS plc Performance Unit Equity Plan (the "Equity Plan")

(a) Grant of Equity Shares

Prior to the flotation of the Company, rights to acquire 1,438,522 Ordinary Shares ("Equity Shares") were granted to the Company's Executive Directors and certain senior managers. No payment was required for the grant of an Equity Share. No further Equity Shares have been or will be granted. The Company will be liable to make national insurance contributions on the market value of the Ordinary Shares as at the dates of exercise.

(b) Equity Shares

Each Equity Share relates to a specific number of Ordinary Shares and, on exercise in accordance with the rules of the Equity Plan, the Company will arrange for the transfer to the participant of the required number of Ordinary Shares. No payment is required to exercise the Equity Share.

(c) Exercise of Equity Shares

An Equity Share may normally only be exercised in tranches over a period of three and a half years after the flotation of the Company.

An Equity Share must be exercised if at all as to 25 per cent of the Ordinary Shares subject to the Equity Share within the period of six months following the first anniversary of the flotation of the Company; as to a further 25 per cent. in the period of six months following the second anniversary of flotation and as to the remaining 50 per cent. in the period of six months following the third anniversary of flotation. Hence, to exercise the Equity Share in full, a participant is required to make three exercises. The Equity Share may not be exercised at any time unless the participant is employed by THUS or a subsidiary on the date of exercise.

Early exercise of an Equity Share is permitted in certain circumstances, including where the participant leaves employment with THUS in circumstances other than by reason of his summary dismissal in accordance with his service agreement or his resignation. Equity Shares may also be exercised in the event of a takeover, reconstruction or amalgamation, demerger or voluntary winding-up of the Company. Benefits under the Equity Plan are not pensionable.

(d) Rights of participants

Equity Shares are not transferable and may only be exercised by the persons to whom they were granted or their personal representatives.

(e) Variation of share capital

In the event of any variation of the Company's share capital the Board shall, subject to the auditors' confirmation that the adjustment is fair and reasonable if the Company or a participant so requests, adjust the number of Ordinary Shares the subject of an Equity Share.

(f) Amendments

The Equity Plan may be altered by the Board from time to time in any manner provided that no alteration shall be effective to abrogate or alter adversely any subsisting right of any participant.

At 11 December 2001 unexercised Equity Shares under the Equity Plan were as follows:

Date of grant	Exercise price	Dates of vesting	Date of expiration	Number of Ordinary Shares			
				Granted	Exercised	Lapsed	Outstanding
22/10/99	nil	see above	17/05/2003	1,438,522	549,364	178,575	710,583

8.6 The THUS plc Employee Share Trust (the "Trust")

The Trust is constituted by a trust deed entered into between the Company and Barclays Private Bank & Trust (Isle of Man) Limited (the "Trust Deed"), which is a trust company resident in the Isle of Man (the "Trustee").

Any Ordinary Shares acquired by the Trustee are held on trust for the beneficiaries, being the employees and former employees of the Company and any of its subsidiaries (together with the spouses, widows, widowers, children under 18 and step-children under 18 of such employee or former employee) who are not resident in the Isle of Man for tax purposes. The Trustee is empowered to hold the trust fund for any one or more of the beneficiaries as it shall in its absolute discretion think fit.

The Trustee is empowered to apply any Ordinary Shares that it holds towards the satisfaction of rights granted under the THUS Employee Share Schemes.

The Trust Deed contains provisions for the administration of the Trust, including the retention of funds by the Trustee to meet taxation and expenses and provisions governing its remuneration and protection.

8.7 The THUS plc Profit Sharing Scheme (the "Profit Sharing Scheme")

The Profit Sharing Scheme provides for the allocation to eligible employees of Ordinary Shares that are held in trust for a specified period during which employees' freedom to dispose of such Ordinary Shares is restricted. The Profit Sharing Scheme was established under a trust deed entered into between the Company and THUS Profit Sharing Trustees Limited (the "Profit Sharing Trustee"). No further awards will be made under this plan.

(a) Retention of Ordinary Shares by the Profit Sharing Trustee

As required by the provisions of the Income and Corporation Taxes Act 1988, Ordinary Shares received through the Profit Sharing Scheme will be held by the Profit Sharing Trustee for a minimum period of two years during which time they may not be sold, charged or otherwise disposed of by the employee except in the case of death, attainment of age 63 or cessation of service by reason of redundancy, injury or disability or in the event of a change of control of the Company. For the following year, the Profit Sharing Trustee will continue to hold such Ordinary Shares unless the employee concerned wishes to sell or otherwise dispose of them. Thereafter the Profit Sharing Trustee will transfer them to the employee concerned.

(b) Participants' rights in respect of their Ordinary Shares

While any Ordinary Shares are held in trust, the respective employees will be the beneficial owners of the Ordinary Shares and will be entitled to direct the Profit Sharing Trustee how to exercise their voting rights, to receive dividends and to participate in rights and capitalisation issues in the same way as shareholders. Benefits under the Profit Sharing Scheme are not pensionable.

(c) Amendments

Amendment of the main terms of the Profit Sharing Scheme (that is, those relating to eligibility, individual limits, the price at which Ordinary Shares may be subscribed, adjustment of the number of Ordinary Shares available and the voting, dividend, transfer and other rights attaching to Ordinary Shares) to the advantage of participants will be subject to the prior approval of the Company in general meeting unless such amendment is a minor amendment to comply with or take account of any legislative provisions or to obtain or maintain favourable tax, exchange control or regulatory treatment. All changes will be subject to the prior approval of the Inland Revenue.

At 11 December 2001 details of Ordinary Shares held in trust under the Profit Sharing Scheme were as follows:

Number of Shares issued	Value of Ordinary Shares Issued	Dates of vesting	Date of expiration
146,080	£544,148	24/11/01-24/11/02	n/a

8.8 The THUS plc (Overseas) Profit Sharing Scheme (the "Overseas Profit Sharing Scheme")

The Overseas Profit Sharing Scheme is not approved by the UK Inland Revenue. Its terms are substantially similar to those of the Profit Sharing Scheme save as follows:

(a) Ordinary Shares received through the Overseas Profit Sharing Scheme will not be held by the Profit Sharing Trustee following the two year period of retention; and

(b) Ordinary Shares allocated under the Overseas Profit Sharing Scheme may, at the Profit Sharing Trustee's discretion, be transferred to a participant or sold on his behalf at any time prior to the normal release of such shares to the participant from the trust, to satisfy any tax liability that may arise early.

At 11 December 2001 no Ordinary Shares were held in trust under the Overseas Profit Sharing Scheme.

8.9 The THUS Group Employee Share Ownership Plan (the "ESOP")

The introduction of the ESOP was approved by the shareholders of the Company at the Annual General Meeting of the Company in July 2000. It has not yet been adopted and the Board is not proposing to introduce a replacement at the present time.

8.10 Replacement Share Schemes in THUS Group

It is the intention of the directors of THUS Group that, if the Scheme becomes effective, new share schemes to replace the Discretionary Scheme and the Sharesave Scheme will be established by THUS Group. Resolutions are to be proposed at the Extraordinary General Meeting to seek the approval of THUS Shareholders to the establishment of these schemes by THUS Group.

These new THUS Group schemes are intended to be in all material respects equivalent to the equivalent existing THUS Employee Share Schemes (which are described above) save that:

- the new THUS Group schemes will in addition permit the satisfaction of options or rights to shares by the issue of new THUS Group Shares (although THUS Group has undertaken to Scottish Power plc and ScottishPower that no new THUS Group Shares will be issued to satisfy options or rights to subscribe for, or to convert any securities into shares of THUS or THUS Group while THUS Group remains a subsidiary of Scottish Power plc or ScottishPower as the case may be)
- the new THUS Group schemes will have a life of 10 years from the Extraordinary General Meeting
- the new THUS Group schemes will include limits on the nominal amount of THUS Group Shares which may be issued on exercise of options granted under those schemes. Options may not be granted which would mean that more than 10 per cent. of THUS Group's equity share capital, from time to time, would be issued on exercise of options under all share schemes in a 10 year period or which would lead to more than 5 per cent. of such share capital being issued in any 10 year period under the Discretionary Scheme
- having regard to the latest guidelines published by the Association of British Insurers, the following minor amendments have been made in the new THUS Group share schemes:
    - the THUS Group Discretionary Share Option Scheme (2002) will permit grants to be made up to 1 year prior to an employee's normal retirement age (rather than 2 years as in the current scheme)
    - under that scheme, on retirement, options normally must be exercised within 6 months of cessation of employment (rather than 1 year as in the current scheme)
    - the rules distinguish between true changes of control and internal reorganisations so that options will not become exercisable following a change of control where the majority of THUS Group Shares remain in common ownership. In such cases options must be exchanged otherwise they will lapse.

Having regard to developments in the market generally since the THUS plc Discretionary Share Option Scheme (2000) was introduced, the THUS Group Directors (following a recommendation by the remuneration committee of the board of THUS Group) have concluded that it is also appropriate to introduce the THUS Group Performance Share Plan.

Selected executives will be invited to participate in the proposed Performance Share Plan ("PSP") which is described in Part 8 of this document. Under the PSP, a conditional award of shares may be made to selected executives (and employees) worth up to a maximum of 100 per cent. of salary, which would vest after three years subject to demanding performance conditions being met. For the initial award, it is intended that total shareholder return (share price growth plus the value of any dividends paid) must exceed the upper decile of a comparator group of UK telecommunications companies in order for the full award to vest. A proportion of the award would vest for median total shareholder return. No awards would vest for below median performance. If share options (other than the Sharesave Scheme) are also granted in any year that awards under the PSP are made, the maximum share option grant to that participant would be restricted to a grant to options over shares worth 200 per cent. of base salary.

The remuneration committee of the board of THUS Group considers that the proposed plan constitutes an important mechanism for delivering competitive but not excessive remuneration to THUS Group executives, provides an appropriate balance between fixed and variable pay and further aligns their interests with those of shareholders.

Copies of draft rules of the proposed new THUS Group share schemes are available for inspection as described in paragraph 15 of Part 8 of this document.

8.11 Proposed THUS Group Performance Share Plan ("PSP")

Details of the proposed THUS Group Performance Share Plan are as follows:

(a) Eligibility

Employees (including Executive Directors) of THUS Group, its subsidiaries and joint venture companies, who are not within one year of reaching age 63 or their contractual retirement age (if earlier) are eligible to participate at the discretion of the remuneration committee of THUS Group: those who are between 12 and 24 months from their normal retirement age may be allowed to participate but with an award at only one-half of the level applicable to all other participants.

(b) Grant of awards

The remuneration committee of THUS Group may make awards under the PSP each year and shares in THUS Group with a value of up to 100 per cent. of the participant's base salary.

An award consists of the right to purchase shares in THUS Group for a nominal payment, although the rules permit the structure of awards to be changed if this would be advantageous from a tax perspective (including by dispensing with the need for payment of a nominal amount).

Awards can only be granted within the six weeks following the approval of the PSP by shareholders and thereafter within the six weeks following the announcement of THUS Groups' results for any period, or in other exceptional circumstances.

No awards can be granted later than ten years after the approval of the PSP by shareholders and the remuneration committee of the board of THUS Group will formally review the operation of the PSP and the Discretionary Scheme after no more than five years.

(c) Vesting of awards

An award will normally vest on the third anniversary of its grant to the extent that the applicable performance condition (see (d) below) has been satisfied and the participant is still employed by the Group (or was so employed at his actual retirement date).

An award may vest early for a limited period (six months or 12 months in the events of death) following cessation of employment in certain "good leaver" circumstances (e.g. redundancy or death) or on an amalgamation, takeover or winding up of THUS Group (not being an internal reorganisation) but only to the extent that the performance condition has been satisfied and pro rata to the time which the award has been outstanding bears to the anticipated award period of three years. If the participant ceases employment in other circumstances, his award will lapse, unless the remuneration committee of the board of THUS Group otherwise determines.

Awards may not be exercised more than 10 years (or such shorter date as the remuneration committee of the board of THUS Group determines) after grant.

(d) Performance Conditions

The remuneration committee of the board of THUS Group will at the time of each invitation to participate in the PSP set the performance conditions. The conditions applicable to awards made at any time will be fully disclosed in the THUS Group's Annual Report and Accounts for the year concerned. Initial awards made following the PSP's adoption will be subject to the following performance condition:

The THUS Group's total shareholder return ("TSR") will be compared to that of a group of other major UK telecommunications companies. If the THUS Group's TSR performance is equal to that of the median ranking company (the "Threshold Target") 30 per cent. of any award will vest. No award will vest if the THUS Group's TSR performance is below the Threshold Target. 100 per cent. of any award will vest only if the THUS Group's TSR performance is equal to or greater than that of the upper decile ranking company (the "Maximum Target"). The proportion of any award

which will vest for performance between the Threshold Target and the Maximum Target will be calculated on a straight line basis.

In addition, before any shares are received by participants, the remuneration committee of the board of THUS Group must satisfy itself that the recorded TSR is consistent with the achievement of commensurate underlying performance of the business.

The awards will lapse to the extent that they have not been satisfied on the third anniversary; there will be no opportunity for retesting.

The remuneration committee of the board of THUS Group may amend the performance conditions if the amended condition would provide a more appropriate measure of performance, always provided that such amended condition would be no less demanding to satisfy.

(e) Limits on the issue of shares

The PSP may operate over new issue shares or shares purchased in the market.

The number of shares which may be issued under the PSP in any year is limited to:

(a) 10 per cent. of THUS Group's ordinary issued share capital in respect of awards made in the preceding ten years under the PSP or any other employee share plan adopted by THUS Group or any subsidiary; and

(b) 5 per cent. of THUS Group's ordinary issued share capital in respect of awards made in the preceding ten years under the PSP, the Discretionary Share Option Plan or any other executive share plan adopted by THUS Group or any subsidiary.

(f) Rights attaching to shares

Ordinary shares allotted under the PSP will rank equally with all other ordinary shares of THUS Group in issue, but will not normally qualify for dividends or other rights for which the record date is earlier than the date of allotment of the shares. Application will be made to the UK Listing Authority for the shares to be admitted to the Official List.

(g) Variation of capital

In the event of any increase or variation of share capital, or of a demerger or the payment of a capital or special dividend or of any other circumstances similarly affecting awards, the remuneration committee of the board of THUS Group may make such adjustments as it considers appropriate to adjust the number of shares subject to the award.

(h) Alterations to the PSP

The remuneration committee of the board of THUS Group may at any time alter or add to the PSP in any respect, provided that the prior approval of shareholders is obtained for alterations or additions to the advantage of participants to the rules governing eligibility, limits on participation, the overall limits on the issue of shares, terms of exercise, the rights attaching to the shares acquired, non-assignability of awards and adjustments of awards.

The requirement to obtain the prior approval of shareholders will not, however, apply to any minor alteration made to benefit the administration of the PSP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any participating company in the Group. The above does not restrict the ability of the remuneration committee of the board of THUS Group to adjust performance conditions to take account of supervening events.

(i) Extension of the PSP

The THUS Group directors will have power to extend the PSP to countries outside the UK. To do this, the remuneration committee of the board of THUS Group may need either to add schedules to the PSP or to establish others plans based on the PSP which will take account of local tax, exchange control or securities laws in the relevant jurisdictions.

(j) Non-transferability of awards

Awards are not transferable other than to the participant's personal representative in the event of his death.

(k) Reorganisations

In the event of an internal reorganisation, including a future scheme of arrangement, the principle is that this should not accelerate the vesting of any awards or options granted under the PSP. Instead, awards would be replaced by new awards over shares in the new holding company or, if the participants did not agree to such an exchange, lapse.

(l) Pensionability

No benefits received under the PSP will be pensionable.

The THUS Group directors reserve the right up to the Extraordinary General Meeting to make any amendments and additions to the PSP as they consider appropriate, provided that amendments and additions do not conflict in any material respect with this summary of the PSP.

9. Material Contracts

Save as disclosed below, neither the Company nor any member of the Group has entered into any material contract, not being contracts entered into in the ordinary course of business, during the two years preceding the date of this document. Save as disclosed below, neither the Company nor any member of the Group has entered into any other contract, not being a contract entered into in the ordinary course of business, which contains any provision under which any member of the Group has any obligation or entitlement that is material to the Group as at the date of this document.

9.1 Commercial agreements between THUS and members of the ScottishPower Group

Intra-Group Transfer Agreements

On 30 September 1999, THUS entered into separate business transfer agreements, each on substantially the same terms, with each of ScottishPower Telecommunications Limited, Demon Internet Limited, The Information Service Limited, The CallCentre Service Limited, Lancastrian Holdings Limited, Watermark Games Limited and Megafone (UK) Limited (together the "ScottishPower Vendors"). Under each of these agreements, THUS is legally entitled to be indemnified by each of the ScottishPower Vendors for any corporation tax liability on chargeable gains resulting from THUS ceasing to be a member of ScottishPower's chargeable gains group before 30 September 2005, other than in circumstances where THUS has left the group as a result of its voluntary act or omission (being an act or omission which has not been consented to in writing by the relevant member of the ScottishPower Group). The Directors currently estimate that such liability could be up to £570 million. The Directors' estimate is subject to the following principal uncertainties: (i) the rate of corporation tax applicable at the time of exit from the ScottishPower chargeable gains group; and (ii) the valuation attributable to the acquired business by the Inland Revenue as at 30 September 1999. Under a separate letter from ScottishPower to THUS dated 22 October 1999, ScottishPower has agreed to guarantee the obligations of each of the ScottishPower Vendors to indemnify THUS.

Fibre Agreement

Under the Fibre Agreement between THUS and ScottishPower, dated 30 September 1999, THUS is granted a 20-year licence (subject to earlier termination of the agreement) to use optic fibre installed on ScottishPower's overhead electricity network. THUS is also granted a right of first refusal for a period of ten years to install new optic fibre on ScottishPower's overhead infrastructure and to use existing optic fibre on ScottishPower's overhead infrastructure not currently used by THUS's business. An annual licence fee of £120.89 (excluding VAT) for each kilometre of optic fibre is payable by THUS. The licence fee for any new optic fibre is to be agreed at the time the licence of that new optic fibre is entered into. ScottishPower may terminate the Fibre Agreement if: (i) a competitor of ScottishPower acquires more than 30 per cent. of THUS's issued share capital; or (ii) THUS fails to pay the relevant charges in accordance with the Fibre Agreement (and such failure to pay is not remedied within 30 days). In addition, ScottishPower may terminate any licence of optic fibre and new optic fibre under the Fibre Agreement including, *inter alia*, where the continued use of the optic fibre, will in ScottishPower's reasonable opinion, have a material adverse effect on the operation by a ScottishPower Group company of its electricity transmission or distribution system or the delivery by that ScottishPower Group company of essential services, or will cause a ScottishPower Group company to fail to fulfil a statutory obligation or a condition of any utility licence it may hold. THUS may terminate any

licence of optic fibre and new optic fibre under the Fibre Agreement, *inter alia*, where THUS concludes that the charge for maintenance of optic fibre has become excessive. THUS shall give ScottishPower no less than twelve months' notice of such termination. Either party may terminate the Fibre Agreement (and/or any licence of optic fibre and new optic fibre under it), *inter alia*; (i) on six months' notice if an event of *force majeure* (e.g. storm or flood) preventing ScottishPower from maintaining or repairing licensed optic fibre extends for a period of at least six months; (ii) for a material breach by the other party which has not been remedied within 40 business days of being requested to do so; or (iii) if action is taken (and not set aside) to place the other party in insolvent administration or to convene a meeting of its creditors.

In October 2001 the single contract was replaced with three separate contracts with companies within the ScottishPower Group (being SP Transmission Limited, SP Distribution Limited and Manweb plc) in order to fulfil the requirements of the Office of Gas and Electricity Markets (OFGEM). The terms and conditions of these new contracts are substantially equivalent to the terms and conditions of the original contract, as set out above.

Master Lease Agreements

The Master Lease Agreements (one in respect of property in Scotland and one in respect of one property in England and Wales), entered into between THUS and ScottishPower on 30 September 1999, set out the terms on which THUS leases from ScottishPower Group companies certain properties. The rent payable under the Master Lease Agreements varies depending on the premises leased. However, in each case the level of rent is based on market rates. The Master Lease Agreement for Scotland has a term of 15 years and then continues from year to year until terminated by either party. The Master Lease Agreement for England and Wales has a term of 15 years only. A lease of property under the Master Lease Agreements may be terminated by ScottishPower; (i) on 12 months' notice, if the property is required by ScottishPower for use in connection with its electricity businesses: (ii) on two years' notice, if the relevant ScottishPower Group company intends to cease using the property (in which case it will offer to sell the property to THUS at open market value); or (iii) if THUS breaches its obligations under the Master Lease Agreement, for example, by failing to pay rent when due. THUS may terminate a lease of property under the Master Lease Agreements: (i) on two years' notice if THUS intends to cease to use the property in connection with THUS's business; or (ii) on 12 months' notice, if the relevant ScottishPower Group company appoints a third party to provide facilities management and other telecommunications related services in connection with its electricity business.

Intellectual Property and Branding Agreement

The Intellectual Property and Branding Agreement, entered into between THUS and ScottishPower on 30 September 1999, provides primarily for THUS to use certain trademarks and brands owned by ScottishPower. The Agreement is royalty-free until THUS ceases to be a subsidiary of ScottishPower. The Agreement may be terminated, *inter alia*, as follows: (i) either party may terminate the agreement on giving not less that six months' written notice, provided that such notice cannot take effect until after the third anniversary of the commencement date of the contract; (ii) either party may terminate if the other is in material breach of its obligations (including those for payment); and (iii) either party may terminate if the other becomes insolvent. ScottishPower may terminate the Agreement as follows: (i) in the event that a change of control in terms of Section 416 of the Income and Corporation Taxes Act 1988 occurs in relation to THUS; and (ii) insofar as it relates to the name "ScottishPower" and/or the Diamond device logo, at any time by giving not less than six weeks' prior notice to THUS.

Strategic Network Facilities Management Agreement

The Strategic Network Facilities Management Agreement entered into between THUS and ScottishPower on 30 September 1999 sets out the terms on which THUS provides those services to ScottishPower Group companies other than Southern Water Services Limited ("Southern Water") (which receives similar services under the Operational Systems Facilities Management Agreement described below). ScottishPower pays a combination of fixed and non-fixed, use-based fees under this Agreement together with the cost of any capital items THUS procures or supplies. The Agreement has a term of six years, subject to earlier termination as described below. ScottishPower may terminate the whole or part of the Agreement if, *inter alia*: (i) THUS fails

to remedy a material breach or persistent, non-material breaches of the Agreement after being requested to do so; (ii) a competitor of ScottishPower obtains more than 30 per cent. of THUS's issued share capital; or (iii) there is, in ScottishPower's reasonable opinion, a material risk that THUS's performance of the services will be likely to materially and adversely affect or interfere with the delivery by a ScottishPower Group company of an essential service (e.g. electricity) or the fulfilment by a ScottishPower Group company of its obligations under utility licences. THUS may terminate this Agreement if ScottishPower fails to pay after receiving notice to do so or commits another material breach of the Agreement. Either party may terminate the Agreement if, *inter alia, force majeure* affects the performance of the other's obligations for a continuous period of more than two months or for more than three months in any 12 month period or if action is taken to place the other in insolvent administration.

Operational Systems Facilities Management Agreement

The Operational Systems Facilities Management Agreement entered into between THUS and Southern Water on 30 September 1999 is, in all material respects, on the same terms as the Strategic Network Facilities Management Agreement as described above, except that: (i) it provides for the facilities management of the equipment and operational systems Southern Water uses to operate its telemetry and other essential systems; and (ii) has a term of three years with independently benchmarked price reviews at the end of the first and second year.

Telecommunications Services and Facilities Management Agreement

The Telecommunications Services and Facilities Management Agreement entered into between THUS and ScottishPower on 30 September 1999 provides for the delivery of the non-strategic voice and data services that the ScottishPower Group requires to operate its businesses. Like the Operations and Facilities Management Agreement, this agreement is, in all material respects, on the same terms as the Strategic Network Facilities Management Agreement as described above, except that: (i) it relates to the provision of voice and data services as well as the facilities management of telecommunications equipment and the local and wide area networks owned by the ScottishPower Group; (ii) the charges payable for the voice and data services and the facilities management services provided comprise telephony charges, fixed facilities management charges, charges on time and materials basis and pass-throughs of certain third party costs; and has a term of three as opposed to six years with an independently benchmarked price review to commence no later than 15 months after commencement of the agreement.

Call Centre Systems Facilities Management Agreement

Under the Call Centre Systems Facilities Management Agreement entered into between THUS and ScottishPower on 30 September 1999 THUS provides facilities management services in respect of the facilities used by ScottishPower's Energy Supply Division at its contact centres in Scotland and England. This Agreement has a three year term subject to earlier termination as described below. ScottishPower pays a combination of fixed and non-fixed, use-based fees under this Agreement.

ScottishPower may terminate the whole or part of this Agreement if, *inter alia:* (i) THUS fails to remedy a material breach or persistent non-material breaches of the Agreement after being requested to do so; (ii) a competitor of ScottishPower obtains more than 30 per cent. of THUS's issued share capital; or (iii) there is, in ScottishPower's reasonable opinion, a material risk that THUS's performance of the services (as defined in the Agreement) will be likely materially and adversely to affect or interfere with the delivery by a ScottishPower Group company of an essential service (e.g. electricity) or the fulfilment by a ScottishPower Group company of its obligations under utility licences. THUS may terminate this Agreement if ScottishPower fails to pay after receiving notice to do so or commits another material breach of the Agreement. Either party may terminate this Agreement, *inter alia*, if *force majeure* affects performance of the other's obligations, for a continuous period of more than two months or for more than three months in any 12 month period or if action is taken to place the other in insolvent administration. In addition, either party may terminate this Agreement by giving 12 months' notice after the third anniversary of the Agreement.

Transitional and Administrative Services Agreement

Under the Transitional and Administrative Services Agreement, entered into between THUS and ScottishPower on 18 October 1999, ScottishPower provides THUS with many of the administrative services THUS has traditionally received as a member of the ScottishPower Group. Payroll, insurance, vehicle purchasing and leasing, human resources and pensions support services in particular will continue to be provided by and through ScottishPower until terminated in accordance with the Agreement and provided ScottishPower remains a controlling shareholder of THUS. ScottishPower may terminate this Agreement at any time if a competitor of ScottishPower obtains more than 30 per cent. of THUS's issued share capital. Either party may terminate the Agreement at any time if, *inter alia*: (i) the other party fails to remedy a continuing or material breach of the Agreement within 30 days of being asked to do so; or (ii) action is taken to place the other party in insolvent administration or to convene a meeting of its creditors.

Information Systems Support Services Agreement

The Information Systems Support Services Agreement, entered into between THUS and ScottishPower on 18 October 1999 provides for ScottishPower's Information Systems Division to provide IT support services to THUS. This Agreement has a minimum term of three years. Thereafter, subject to earlier termination, as described below, the Agreement becomes a rolling annual agreement terminable on an anniversary of the commencement date following the giving of not less than six months' notice by either party. This Agreement may be terminated if, *inter alia*, either party fails in any material respect to comply with its obligations (including those for payment). The Agreement is also terminable on insolvency events of either party. ScottishPower may terminate the Agreement in the event that a change of control in terms of section 416 of the Income and Corporation Taxes Act 1988 occurs in relation to THUS.

With effect from 5 May 2000 the Information Systems Support Services Agreement was assigned from ScottishPower to Calanais Limited, a joint venture between SAIC Limited and ScottishPower. On 23 March 2001, ScottishPower disposed of its 50 per cent. holding in Calanais Limited and as a result Calanais Limited ceased to be a joint venture from that date.

Revolving Working Capital Facility Agreement

THUS has entered into a facility agreement dated 4 February 2001 with ScottishPower pursuant and subject to which ScottishPower has agreed to provide to THUS an unsecured revolving loan facility of up to £320 million. Loans made under the Revolving Working Capital Facility Agreement may be applied towards the general corporate purposes of the Group. Availability of funds under this agreement is subject to satisfaction of conditions precedent both on the date of each request and at each proposed drawdown date, including: (i) the absence of any litigation, arbitration or administrative proceedings which are current, pending or, to the best knowledge of THUS, threatened and which would be reasonably likely to have a material adverse impact upon THUS's ability to satisfy its payment and other material obligations under the Facility Agreement; (ii) the absence of any material adverse change in THUS's business or financial condition; and (iii) THUS being and not ceasing to be a subsidiary of or controlled by ScottishPower, subject to a permitted transferee exception ("Control Event"). Interest will accrue from day to day during an Interest Period on advances under the Facility at a rate of LIBOR plus the applicable margin, being 3 per cent. per annum. A commitment fee is payable computed at the rate of 1.5 per cent. per annum on the daily unutilised and uncancelled balance of the total availability from the date of the Revolving Working Capital Facility Agreement up to and including the Final Maturity Date. Upon the occurrence of a Control Event, ScottishPower may by notice to THUS: (i) accelerate the repayment of all amounts outstanding under any Loan under the Facility to such date as it may specify in the notice (being not less than two Business Days after the date of such notice); and (ii) declare that the unutilised portion of availability under the Facility shall be cancelled with immediate effect. This provision ceases to apply if ScottishPower transfers its rights and obligations under the Revolving Working Capital Facility Agreement to certain permitted transferees. The Agreement also includes customary events of default, such as an admitted failure by THUS or a member of the Group to pay its debts as they fall due. This Agreement contains a number of covenants requiring compliance by THUS and the Group for as long as there may be amounts outstanding under the Facility. These include: (i) a covenant limiting the Group's ability to incur financial indebtedness; (ii) covenants limiting (A) the granting of security over the Group's

assets; (B) the making of acquisitions; (C) the making of investments in third party entities which are not wholly-owned subsidiaries of THUS; and (D) disposals; and (iii) a covenant requiring THUS to enter into all future hedging agreements (to hedge the exposure of THUS under the Facility Agreement) exclusively with ScottishPower.

Pensions Agreement

The Pensions Agreement, entered into between THUS and ScottishPower on 18 October 1999 sets out the terms on which THUS is permitted to continue to participate in the ScottishPower Group pension schemes (the "Pension Schemes"). The Agreement also sets out arrangements for the establishment by THUS of alternative pension arrangements following cessation of participation and, subject to employee consent, the transfer of the liabilities of the Pension Schemes in respect of THUS's employees from the Pension Schemes to THUS's replacement arrangements. Employer contributions to each of the final salary schemes are required to be paid at a blended rate, varying with the percentage shareholding in THUS held by ScottishPower. The rate is based as to the percentage shareholding in THUS held by ScottishPower on the employer contribution rate payable by other members of the ScottishPower Group to that scheme, and as to the percentage balance of THUS's ordinary share capital not held by ScottishPower, on the underlying funding rate for that scheme as certified by the relevant Pension Scheme actuary. ScottishPower may terminate THUS's participation in any one or more of the Pension Schemes by giving six months' notice in writing, apart from members with statutory pension protection under the Electricity Act 1989, where THUS's participation in the relevant Pension Schemes may continue until the earlier of six months after ScottishPower ceases to hold any shares in THUS, or five years after THUS ceases to be a subsidiary of ScottishPower. THUS may terminate its participation in any one or more of the Pension Schemes by giving notice to expire not earlier than the first day of the following calendar month. The parties may accept shorter or longer notice periods. In addition, participation by THUS in a Pension Scheme must cease if so required by the Board of Inland Revenue.

New scheme

It was agreed that, following cessation of participation of THUS in the Pension Schemes, THUS would establish separate pension arrangements and admit at least those employees who had been members of the Pension Schemes immediately before cessation of participation. On-going benefits (or contributions in the case of defined contribution arrangements) should be at levels that are broadly comparable to those applicable in the Pension Schemes, as assessed by the ScottishPower and THUS actuaries at the relevant time.

Provision of Benefits Agreement

Under the Provision of Benefits Agreement, entered into between THUS and ScottishPower on 18 October 1999, ScottishPower provides THUS with a number of benefits that THUS traditionally received as part of the ScottishPower Group. These benefits include the Open Learning Centre Service which is provided for the benefit of the Company's employees. ScottishPower may terminate this Agreement at any time if a competitor of the ScottishPower Group obtains more than 30 per cent. of THUS's issued share capital. Either party may terminate the Agreement at any time if, *inter alia*: (i) (material breach) the other party fails to remedy a continuing or material breach of the Agreement within 30 days (21 days in the case of non-payment of amounts properly due) of being asking to do so; or (ii) (financial failure) action is taken to place the other party in insolvent administration or convenes a meeting of its creditors. In addition, after the second anniversary of the commencement date of the Agreement, either party may terminate at any time by giving not less than three months' notice in writing, which, in the case of the Open Learning Centre benefits only, may expire on 31 March in any given year.

Counter Indemnity Agreement

ScottishPower has provided guarantees in relation to certain obligations of THUS, including obligations relating to lease properties in England and Scotland (the "Guarantees"). ScottishPower may be required to make payments under the Guarantees. Under the Counter Indemnity Agreement, entered into between THUS and ScottishPower on 18 October 1999, a counter indemnity is given by THUS in favour of ScottishPower in respect of ScottishPower's obligations

under the guarantees. THUS undertakes to keep ScottishPower fully indemnified in respect of any payments ScottishPower is required to make under or in connection with the Guarantees. No fee is payable by THUS to ScottishPower in consideration for the continued provision of such Guarantees.

Group Relief Agreement

Under the Group Relief Agreement, entered into between THUS and ScottishPower on October 18, 1999, certain losses which are not used within either the THUS or the ScottishPower corporate groups may, if THUS and ScottishPower so agree, be used and paid for by the other.

Relationship Agreement

Under the Relationship Agreement, entered into between THUS and ScottishPower on 9 November 1999, ScottishPower, for itself and on behalf of the ScottishPower Group, and THUS each undertake to exercise all of their respective powers, as applicable, to ensure among other things, that (i) THUS is capable of carrying on its business independently of any member of the ScottishPower Group; and (ii) all transactions and relationships between any member of the ScottishPower Group and any member of the Group are at arm's length and on a normal commercial basis. Under this Agreement, if ScottishPower or any member of the ScottishPower Group intends to sell any shares held by it in THUS, ScottishPower has agreed to consult with THUS to the extent reasonably practicable. The Relationship Agreement contains equivalent exclusivity and right of first refusal provisions to those set out in the Fibre Agreement, effective if the Fibre Agreement is terminated as a result of an adverse regulatory effect and to last until the date on which the exclusivity under the Fibre Agreement would have expired or termination of the Relationship Agreement, whichever is earlier. Under the terms of the Relationship Agreement, the Directors nominated by ScottishPower are not permitted to vote on or count in the quorum in relation to any Board meeting where THUS intends to enter into or enforce any contract, arrangement or transaction with any member of the ScottishPower Group. The quorum for any meeting of the Board to consider such a resolution will be three Directors, at least two of whom will be non-executive Directors.

As a result of the Relationship Agreement, the Directors are satisfied that THUS is capable of carrying on its business independently of the ScottishPower Group and all transactions and relationships between THUS and the ScottishPower Group are and will continue to be at arm's length and on a normal commercial basis.

9.2 Termination of certain commercial arrangements between THUS and members of the ScottishPower Group

Certain of the commercial arrangements listed above will either be terminated on a Demerger or notice to terminate has already been served. These terminations are listed below:

Intellectual Property and Branding Agreement

This Agreement will be terminated on a Demerger. However, in such an event, THUS and ScottishPower propose to enter into a new agreement providing that ScottishPower may not use, sell or assign the "Scottish Telecom" brand for a period of 10 years. The "Scottish Telecom" brand is an historical brand name of the THUS business. It is anticipated that any consideration for this new agreement would be purely nominal.

Operational Systems Facilities Management Agreement

Southern Water has issued notice to terminate this agreement and the agreement will terminate on 8 December 2002. Until that time, the agreement will continue to operate under its current terms.

Provision of Benefits Agreement

THUS has served notice to terminate provision of the Open Learning benefits under this agreement (the only benefits still provided under this agreement) and on that notice becoming effective on 1 April 2002, this agreement will be fully terminated.

Relationship Agreement

The material terms of this agreement (save for certain terms relating to maintaining confidentiality of information and making announcements relating to the agreement) will terminate automatically on a Demerger.

Revolving Working Capital Facility Agreement

ScottishPower intends to assign this agreement to Scottish Power plc prior to completion of the Open Offer. Upon completion of the Open Offer, the facility will be cancelled, except for a bridging facility of up to £10 million, which will continue to be available until shortly after completion of the Demerger. Following completion of the Demerger, that bridging facility would be repaid in full and cancelled.

Transitional and Administrative Services Agreement

THUS has delivered notices terminating the following services provided under this agreement: occupational health services, employee relations support services, employee relations consultancy services, compensation and benefits support services, and compensation and benefits support administration.

THUS will continue to receive payroll services and various vehicle leasing services from ScottishPower under the terms of the Agreement until THUS has established its own payroll and vehicle leasing services. THUS and ScottishPower have agreed that THUS will stop receiving insurance services from March 2002.

9.3 Proposed amendments to commercial arrangements between THUS and members of the ScottishPower Group

It is proposed that certain of the commercial arrangements between the ScottishPower Group and THUS are amended both prior to the Demerger and in the period following the Demerger. Summaries of certain of the proposed amendments (insofar as they are known at the date of this document) are as follows:

Transitional and Administrative Services Agreement

THUS intends to enter into an agreement with ScottishPower providing that THUS may continue to receive pensions support services for the same period of time as THUS participates in the ScottishPower Pension Schemes. It is anticipated that any consideration in relation to the entering into of this agreement would be purely nominal.

Pensions Agreement

THUS proposes to enter into an agreement with ScottishPower in relation to the continued participation of THUS in ScottishPower Pension Schemes for a limited period and the contributions payable by THUS for such Participation.

9.4 Acquisition of the Branded and Media Sales Business of the Interactive Media and Content Division of THUS

A sale and purchase agreement dated 25 October 2001 was entered into between THUS, iTouch (UK) Limited (the "Buyer") and iTouch plc (the "Guarantor") for the sale of the branded business (which operations consist of deriving revenue from the provision and distribution of content via premium rate telephone lines to consumer markets including the "Clubcall", "Racecall", "CricketCall", "Weathercall", "MarineCall" and "Teleshare" brands) and media sales business (including the provision of automated telephony based response services in connection with promotions run by television and/or radio channels) of THUS. The consideration for the purchase by the Buyer was £3.5 million. Warranties given by THUS to the Buyer under the agreement are subject to a maximum liability of £3.5 million and THUS shall have no liabilities under such warranties after 25 October 2003. THUS has agreed not to compete with the business as carried on by the Buyer for a period of three years from 25 October 2001.

9.5 The Underwriting Agreement

By an underwriting agreement dated 18 January 2002 between THUS and Scottish Power plc (the "Underwriting Agreement"), Scottish Power plc has agreed, on the terms and subject to the conditions referred to in the agreement, to apply to subscribe, at a price of 48 pence per share, for 360,991,228 Ordinary Shares out of its full entitlement under the Open Offer and to subscribe at the Offer Price for the Open Offer Shares not otherwise subscribed for in

connection with the Open Offer or otherwise pursuant to the arrangements contained in the agreement, up to a maximum of approximately £275 million.

The Underwriting Agreement is conditional upon, *inter alia*, the Directors being satisfied that all conditions for drawdown under the agreement relating to the Bank Facility will be fulfilled when required, the passing of the Resolutions (without amendment) at the Extraordinary General Meeting, admission of the New Ordinary Shares to be issued in connection with the Open Offer occurring not later than 9.00 a.m. on 12 March 2002 or such later date as the parties may agree, Scottish Power plc not having decided against proceeding with the Demerger, the Scottish Power plc Capital Reduction having become effective, the resolution to be proposed at the Scottish Power plc EGM having been passed and the Implementation Agreement (as defined below) having been duly executed by the parties thereto and not having been terminated. The Underwriting Agreement contains customary warranties and undertakings given by THUS in favour of Scottish Power plc relating, *inter alia*, to the contents of this document and that the business of THUS has been carried on in the usual course since the date of the latest accounts. In addition, THUS has agreed to indemnify Scottish Power plc or any of its subsidiary undertakings in respect of certain liabilities they may incur in respect of the Underwriting Agreement or in connection with the Open Offer or the listing or admission to trading of the New Ordinary Shares to be issued in connection with the Open Offer as a result of THUS's neglect or default. Scottish Power plc is not entitled to terminate or rescind the agreement for any misrepresentation by THUS save for any fraudulent misrepresentation. This agreement also contains provisions relating to the continued availability of a bridging facility of up to £10 million under the ScottishPower Facility.

THUS reserves the right, with the consent of Scottish Power plc, to enter into arrangements with one or more underwriters to underwrite some of the Open Offer Shares. In the event that THUS enters into agreements with one or more such underwriters, the number of Open Offer Shares subscribed for by Scottish Power plc pursuant to the Underwriting Agreement will be reduced by the number of Open Offer Shares so underwritten. Any such arrangements will not affect THUS's position as a member of the Scottish Power plc chargeable gains group.

9.6 The Implementation Agreement

By an Implementation Agreement dated 18 January 2002 between Scottish Power plc, ScottishPower, THUS and THUS Group (the "Implementation Agreement"), each of the parties have agreed to use reasonable endeavours to implement, in accordance with a timetable, various transaction steps (including the posting of documentation to shareholders and the convening of shareholders meetings) relating, *inter alia*, to the Open Offer, the Scheme and the Demerger. Each party to this agreement represents and warrants to the other that it has the legal right and authority to enter into the agreement. Pursuant to this agreement, ScottishPower (or, following the transfer of its THUS Shares to Scottish Power plc, Scottish Power plc) undertakes to vote in favour of the Resolutions (apart from the resolution numbered 6 in the notice of Extraordinary General Meeting). In addition, Scottish Power plc and THUS agree to indemnify each other in respect of certain charges to tax which, although technically arising in THUS or the ScottishPower Group, actually relate to the business of the ScottishPower Group or THUS, respectively. The agreement also contains provisions regarding the sharing between Scottish Power plc and THUS of certain costs relating to the Open Offer, the Scheme and the Demerger. The agreement may be terminated at any time (i) by written agreement between ScottishPower, Scottish Power plc, THUS and THUS Group; (ii) by ScottishPower or Scottish Power plc giving written notice to THUS and THUS Group if the directors of Scottish Power plc decide in their absolute discretion, not to proceed with the Demerger; and (iii) by ScottishPower or Scottish Power plc giving written notice to THUS and THUS Group or by THUS or THUS Group giving written notice to ScottishPower and Scottish Power plc in the event of a material breach of the other parties' obligations under this agreement. On termination of this agreement, the parties' obligations under the Underwriting Agreement would also terminate unless Scottish Power plc decided otherwise.

9.7 Tax Indemnity Deed

The Tax Indemnity Deed dated 18 January 2002 was entered into between ScottishPower Telecommunications Limited, Demon Internet Limited, The CallCentre Service Limited, The Information Service Limited, Watermark Games Limited, Megafone (UK) Limited, Lancastrian

Holdings Limited (together, the "ScottishPower Vendors"), THUS, THUS Group, Scottish Power and Scottish Power plc. The Tax Indemnity Deed contains provisions clarifying and, in certain circumstances, extending and restricting the scope of existing indemnities given to THUS by the ScottishPower Vendors pursuant to the terms of the Intra-Group Transfer Agreements (described in Paragraph 9.1 above) (the "Existing Tax Indemnities"), and guaranteed by ScottishPower, in relation to any corporation tax liability on chargeable gains arising in THUS which result from THUS ceasing to be a member of ScottishPower's chargeable gains group, other than in circumstances where THUS has left the group as a result of its voluntary act or omission (being an act or an omission which has not been agreed to in writing by the relevant ScottishPower Group company). Under the Tax Indemnity Deed, all matters relating to THUS contained in the Existing Tax Indemnities also now apply to THUS Group following the implementation of the Scheme. The Tax Indemnity Deed clarifies and, in certain circumstances, extends or restricts the provisions of the Existing Tax Indemnities to take account of the Open Offer, the Scheme and the Demerger. For these purposes, the Tax Indemnity Deed clarifies that certain steps to be taken by THUS and THUS Group in implementing the Open Offer and the Scheme will not, if carried out as agreed, constitute voluntary acts of or omissions to act by THUS. The Tax Indemnity Deed also provides that THUS will not be entitled to be indemnified in respect of a charge to tax arising through THUS, THUS Group or certain persons who are deemed for tax purposes to be under the control of THUS or THUS Group making certain payments ("chargeable payments") in the five year period following the Demerger. The Tax Indemnity Deed also gives ScottishPower improved conduct and mitigation rights in respect of payments made under the Existing Tax Indemnities.

9.8 THUS Sponsor's Agreement

The sponsor's agreement dated 18 January 2002 and entered into between THUS and Greenhill (the "THUS Sponsor's Agreement") sets out the terms upon which THUS has appointed Greenhill as its sponsor for the purposes of the application for admission to the Official List of the New Ordinary Shares to be issued in connection with the Open Offer. The THUS Sponsor's Agreement provides for the payment by THUS of certain costs, charges, fees and expenses of, or incidental to, the Open Offer (together with any related value added tax) incurred by Greenhill on THUS's behalf. However, no charge or fee is payable to Greenhill as sponsor. The THUS Sponsor's Agreement contains representations and warranties given by THUS to Greenhill as to the accuracy of the information contained in this document and certain other documents and relating to the Directors, THUS and its business, and an unlimited (in time and amount) indemnity from THUS in favour of Greenhill.

9.9 THUS Group Sponsor's Agreement

The sponsor's agreement dated 18 January 2002 and entered into between THUS, THUS Group and Greenhill (the "THUS Group Sponsor's Agreement) sets out the terms on which THUS Group has appointed Greenhill as its sponsor for the purposes of the application for admission to the Official List of the THUS Group Ordinary Shares on implementation of the Scheme. The THUS Group Sponsor's Agreement provides for the payment by THUS and THUS Group of certain costs, charges, fees and expenses of, or incidental to, the Admission and the Scheme (together with any related value added tax) incurred by Greenhill on THUS's or THUS Group's behalf. However, no charge or fee is payable to Greenhill as sponsor. The THUS Group Sponsor's Agreement contains representations and warranties given by THUS and THUS Group to Greenhill as to the accuracy of the information contained in this document and certain other documents and relating to the Directors of THUS Group and THUS and its business and an unlimited (in time and amount) indemnity from each of THUS and THUS Group in favour of Greenhill.

9.10 Bank Facility Agreement

THUS entered into a bank facility agreement dated 19 December 2001 with The Royal Bank of Scotland plc, Société Générale and TD Bank Europe Limited (the "Lenders"), pursuant and subject to the terms of which the Lenders agreed to make available to THUS subject to the fulfillment of conditions precedent, credit facilities of up to a principal amount of £90,000,000.

This principal amount is comprised of two tranches. Facility A is a revolving loan facility of £50,000,000 available from the date of the Bank Facility Agreement until 30 June 2002. Facility B is a revolving loan facility of £90,000,000 to be available from the date of completion of the Scheme of Arrangement until 1 April 2004, to be refinanced by an amortising term loan facility on 1 April 2004. For the purposes of this Agreement, the date of completion of the Scheme of Arrangement means the date following completion of the Scheme of Arrangement on which security is granted by THUS Group over the shares in THUS and related documents are executed and/or delivered to the Lenders.

Loans made under the Bank Facility Agreement are to be applied towards financing capital expenditure, working capital requirements and operational expenses of the Group and other general corporate purposes of the Group. However, the Facilities may not be used to finance the acquisition of any company or the business or assets comprising a division or operating unit of any company or business or any investment in a joint venture. Facility A loans may be used to refinance other Facility A loans and Facility B loans may be used to refinance Facility A loans and other Facility B loans.

Conditions precedent to initial drawdown under Facility A include: (i) THUS granting a first ranking security interest in its material property (excluding its Scottish bank accounts) by way of fixed and floating charges in the agreed forms; (ii) in respect of all bank accounts in England and Wales, notices and acknowledgements in the prescribed form of the charge over the bank accounts from such banks holding the accounts and, in respect of all bank accounts in Scotland, notices and acknowledgements from such banks holding the accounts and providing that the accounts will be frozen on an Event of Default; (iii) the Open Offer having been successfully completed so that THUS has received gross proceeds of not less than £275,000,000; (iv) the Revolving Working Capital Facility Agreement between THUS and ScottishPower having been repaid in full; and (v) the existing tax indemnities from ScottishPower and certain other members of the ScottishPower Group (in relation to any potential tax liability under section 179 of the Taxation of Chargeable Gains Act 1992) have not been released unless replaced by further or supplemental tax indemnities in favour of THUS from ScottishPower or a member of the ScottishPower Group guaranteed by ScottishPower under which the rights of THUS are no less beneficial to THUS than the existing tax indemnities.

Conditions precedent to initial drawdown under Facility B include: (i) evidence that THUS has been delisted and that the shares in THUS Group have been admitted to the Official List; (ii) evidence that THUS Group is the beneficial holder of the entire issued share capital of THUS; (iii) execution and delivery of the deed of pledge in the agreed form and registration of the Security Trustee as the legal owner of the entire issued share capital of THUS; and (iv) accession by THUS Group as an additional guarantor under the Agreement.

In relation to each subsequent drawdown under either Facility A or Facility B, availability of funds is subject to satisfaction of conditions precedent both on the date of each request and at each proposed drawdown date, including: (i) the absence of any litigation, arbitration or administrative or regulatory proceeding or investigation which is current or pending or, to the knowledge of THUS, threatened against any member of the Group or its assets which is likely to result in a liability of the Group in excess of £2,000,000; and (ii) a ratio of Consolidated Total Debt on the relevant utilisation date (including the proposed drawdown to be made on such date) to Annualised Consolidated EBITDA of the Group not exceeding 3.5:1.

Interest will accrue from day to day during an Interest Period on advances under the Facilities at a rate of LIBOR plus the applicable margin and Mandatory Costs, if any. The margin for Facility A is 3.50 per cent. per annum, increasing to 4.50 per cent. per annum on the date of the Demerger Event unless (i) security is given over the shares in the Borrower within 3 days of the Demerger Event, and (ii) Completion of the Scheme of Arrangement occurs within 21 days of the Demerger Event. The margin for Facility B is 3.50 per cent. per annum at all times until 30 June 2003. Thereafter, it will be determined in accordance with the ratio of Consolidated Total Debt to Annualised Consolidated EBITDA as follows:

(1) **Rate (per cent. per annum)**	**(2)** **Ratio of Consolidated Total Debt to Annualised Consolidated EBITDA**
3.5	2.5:1 (or greater)

2.5	Less than 2.5:1 but greater than or equal to 1.5:1
1.5	Less than 1.5:1

A commitment fee is payable computed at the rate of 1.25 per cent. per annum on undrawn amounts.

Each Loan outstanding under either Facility A or Facility B must be repaid forthwith in full if at any time any person (other than ScottishPower or any subsidiary of ScottishPower at any time prior to the Demerger Event) holds or any persons acting in concert hold, directly or indirectly, 30 per cent. or more of the voting and economic interest in, prior to the Completion of the Scheme of Arrangement, THUS, or, thereafter, THUS Group. Proceeds of certain disposals by any member of the Group and, after 1 April 2004, 50 per cent. of Excess Cash Flow (defined in the Facility Agreement as the aggregate Consolidated EBITDA of the Group less certain deductions including interest charges, taxes paid and capital expenditures for each fiscal year) must be applied in mandatory prepayment of the Bank Facility.

The Agreement also includes customary events of default, such as an admitted failure by THUS or a member of the Group to pay its debts as they fall due. Other events of default include: (i) Completion of the Scheme of Arrangement not taking place by 30 June 2002; and (ii) any Security document does not or ceases to create effective security over the relevant property or assets. The Agreement contains a number of covenants requiring compliance by THUS and the Group for as long as there may be amounts outstanding under the Facilities. These include: (i) a covenant limiting the Group's ability to incur financial indebtedness; (ii) covenants limiting (A) the granting of security over the Group's assets; (B) the ability of any member of the Group to merge or consolidate with any other company or person or participate in any reconstructing other than the Scheme of Arrangement, pursuant to the Open Offer or the Demerger; (C) disposals; and (D) the making of acquisitions; (iii) a covenant requiring THUS to enter into all future hedging agreements (to hedge the exposure of THUS under the Bank Facility Agreement) exclusively with the Lenders or their Affiliates and (iv) extensive financial covenants to be tested on a quarterly basis.

The Agreement also contains usual and customary representations and warranties, including as to (i) the due organisation, existence and power to conduct the Business and enter into the Facilities Agreement and related security documents; (ii) the legality, validity and enforceability of the Facility Agreement and related security documents; the absence of any pending litigation likely to result in a liability for the Group in excess of £2 million; and (iii) the absence of material adverse change.

10. Working Capital

If the Open Offer does not become unconditional and if the Scheme of Arrangement and the Demerger are not completed, the Bank Facility will not be available to the Company and the Group will not have sufficient working capital.

After completion of the Open Offer, either failure by the Court to sanction the Scheme by 30 June 2002 or failure by THUS Group to grant security over the THUS Shares to the Lenders by 30 June 2002 will constitute an event of default under the Bank Facility. In this event, the Lenders would have the right to call all funds drawn under the Bank Facility and THUS would be required to seek alternative sources of finance, without which THUS would no longer have sufficient working capital to meet its requirements.

Furthermore, even after the Open Offer has become unconditional, the decision as to whether or not to proceed with the Demerger would remain one to be taken by the directors of Scottish Power plc. If Scottish Power plc does not proceed with the Demerger for any reason, the Company would not be able to draw down funds under the Bank Facility due to the risk of a degrouping tax charge arising in THUS (details of which are summarised on page 18 of this document). Accordingly, there is a risk that the Open Offer may become unconditional and that the Company has insufficient working capital.

Should the Demerger not be completed and the Bank Facility not become available the Directors would discuss the Group's position with Scottish Power plc, its majority shareholder, in the light of the circumstances prevailing at that time. In this event, THUS would be reliant on

Scottish Power plc for funding or would need to obtain their consent to put in place alternative funding. However the Directors cannot guarantee that such funding would be available either from Scottish Power plc or from alternative sources. If no such funding were available, the Directors believe that the Company would have to seek the appointment of an administrative receiver or pursue other insolvency procedures.

However, subject to completion of the Scheme of Arrangement and the Demerger and after taking into account the proceeds of the Open Offer (which is fully underwritten), repayment of the ScottishPower Facility and the introduction of the Bank Facility, the Company is of the opinion that the Group will have sufficient working capital for its present requirements, that is for at least 12 months from the date of this document.

11. Litigation

Save as set out below, neither the Company nor any other member of the Group is engaged, or has been involved in any legal or arbitration proceedings (including, so far as the Directors are aware, any such proceedings which are pending or threatened by or against the Company or any member of the Group) which may have, or have had, during the twelve months preceding the date of this document, a significant effect on the financial position of the Group.

11.1 Godfrey v Demon Internet Limited ("Demon")

Demon was sued for defamation by Mr. Laurence Godfrey, an internet news group user. On 13 January 1997, an article was posted on the "Usenet" news group carried by Demon, purporting to be the work of Mr. Godfrey. Mr. Godfrey alleged that he informed Demon that the work was a forgery and that it was defamatory of him but the article was not removed on his request. Mr. Godfrey claimed damages of up to £500,000 plus costs. The judge ruled at preliminary hearing that an Internet Service Provider ("ISP") once notified had an obligation to remove defamatory material published on its network servers. The case was settled out of court by payment in 2001 to Mr. Godfrey of approximately £189,000. A later ruling by the President of the Family Division gave greater guidance on the responsibilities of an ISP and limited the responsibility of an ISP to circumstances where they have "actual knowledge".

11.2 Exchange Telecom Limited ("ETL") v THUS

ETL raised a claim against THUS for breach of contract due to the personal numbering service offered by THUS not being the service that they believed to have been originally specified. The position of THUS plc was that the manufacturer did not develop the relevant management software because the market for personal numbering did not develop in line with forecasts. An out of court settlement of £450,000 was reached with ETL in 2001.

11.3 TDI Corporation Limited ("TDI") v ScottishPower Telecommunications Limited

TDI alleged a breach of contract and claimed for abortive costs in relation to a proposed development at Collegelands, Glasgow. The project was subject to non-binding heads of agreement arranged between respective solicitors. ScottishPower Telecommunications decided not to proceed with the project and TDI claimed £1.4 million including their abortive costs. The Court of Session dismissed TDI's claim on grounds of inadequate specification and TDI were ordered to pay the court costs of THUS.

11.4 Bulger Injunction

In July 2001, the Attorney General required that all the Internet Service Providers (ISPs) refrain from the publication of any material which would lead to the identification of Venables and Thompson (the recently released killers of Jamie Bulger). Therefore, all ISPs could be in contempt of court simply where such material was published by customers through the Company's computers without the knowledge of the Company. Because of this concern, THUS applied to the court to have the order varied so that an ISP would be liable for publishing information infringing the injunction only if it knew or should have known that information had been or was likely to be placed on its servers or had been or was likely to be accessible via its service and that it failed to take reasonable steps to prevent the publication of the material in question.

11.5 TBWA v GGT

THUS terminated its commercial relationship with TBWA/GGT. TBWA/GGT claimed that a written contract applied which entitled them to payment for a minimum term of 12 months and that they were entitled to be paid minimum monthly fees for the balance of the term. In addition, TBWA/GGT also sought payment of unpaid invoices. The total sum claimed was £632,022.15. THUS believes that this claim is likely to be settled at a significantly lower sum.

12. Market Quotations

The following table shows the middle market quotations for the ordinary Shares, as derived from the Daily Official List of the London Stock Exchange, for the first dealing day in each of the six months before the date of this document and for 16 January 2002 (the latest practicable date prior to the publication of this document)

2 July 2001	39.5p
1 August 2001	38.5p
3 September 2001	37.5p
1 October 2001	27.0p
1 November 2001	35.0p
3 December 2001	55.0p
18 December 2001	52.5p
2 January 2002	51.0p
16 January 2002	45.0p

13. Significant Change

There has been no significant change in the financial or trading position of the Group since 30 September 2001, the date to which the most recent unaudited consolidated interim results for the Group have been prepared and which are set out in Part 4.

14. General

14.1 Greenhill has given and not withdrawn its written consent to the inclusion of their letter in this document as set out in Part 5 and the references to their letter and their name in the form and context in which they are included and have authorised the contents of their letter for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

14.2 THUS's auditors are PricewaterhouseCoopers Chartered Accountants and Registered Auditors of Kintyre House, 209 West George Street, Glasgow G2 2LW. PricewaterhouseCoopers have audited the consolidated financial statements of THUS for the two years ended 31 March 2000 and 31 March 2001.

14.3 PricewaterhouseCoopers of 1 Embankment Place, London, WC2N 6RH were the reporting accountants and reported on the financial information of THUS for the year ended 31 March 1999 included in the accountants report within the THUS Listing Particulars dated 10 November 1999.

14.4 PricewaterhouseCoopers have given and have not withdrawn their written consent to the inclusion of their letter in this document as set out in Part 5 and the references to their letter and their name in the form and context in which they are included and have authorised the contents of their letter for the purposes of regulation 6(1)(e) of The Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

14.5 The total costs, charges and expenses payable by the Company in connection with the Open Offer are estimated to amount to approximately £6,000,000 (exclusive of amounts in respect of value added tax).

14.6 The Company's registrars are Lloyds TSB Registrars Scotland, of PO Box 28448 Finance House, Orchard Brae, Edinburgh EH4 1ZF. The Company's receiving agents are Lloyds TSB Registrars, of The Causeway, Worthing, West Sussex BN99 6DA.

14.7 Except as envisaged for the purposes of the Open Offer, the New Ordinary Shares have not been marketed to the public, nor are they available in whole or in part, to the public in connection with the application for their listing. No temporary documents of title for the relevant shares will be issued.

14.8 The Offer Price for the New Ordinary Shares involves the payment of a premium of 45.5 pence over the nominal value of 2.5 pence per New Ordinary Share.

14.9 Pending the issue of definitive certificates for the New Ordinary Shares, transfers will be certified against the register of members (to the extent the New Ordinary Shares are not being held in the CREST system). The New Ordinary Shares will be in registered form. It is expected that if share certificates are posted, they will be posted to shareholders by 22 March 2002.

15. Documents Available for Inspection

Copies of the following documents may be inspected at the registered office of the Company at Dalmore House, 310 St. Vincent Street, Glasgow, Lanarkshire G2 5BB and at the offices of its legal advisers, Slaughter and May, 35 Basinghall Street, London EC2V 5DB during normal business hours on any business day for 14 days from the date of this document and will also be available for inspection at the Extraordinary General Meeting:

(a) the existing Memorandum and Articles of Association of the Company in their current form and the articles of association of the Company in the form following amendment as proposed by resolution 2 at the Extraordinary General Meeting;

(b) the audited consolidated accounts of the Company and its subsidiaries for the two financial years ended 31 March 2000 and 31 March 2001;

(c) the unaudited interim results for THUS for the six months ended 30 September 2001;

(d) the letter prepared by PricewaterhouseCoopers set out in Part 5;

(e) the letter from Greenhill set out in Part 5;

(f) the service agreements referred to in paragraph 7 above;

(g) the material contracts referred to in paragraph 9 above;

(h) the written consents referred to in paragraph 14 above;

(i) the rules of the THUS Employee Share Schemes and of the proposed new THUS Group share schemes, summarised in paragraph 8 above;

(j) the trust deeds referred to in paragraph 8 above;

(k) this Document;

(l) the listing particulars relating to the admission of THUS to listing on the London Stock Exchange dated 10 November 1999;

(m) the listing particulars relating to the introduction of THUS Group Ordinary Shares to the Official List dated 18 January 2002; and

(n) the explanatory document relating to the Scheme dated 18 January 2002.

THUS PLC
(Registered in Scotland with registered number SC192666)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of THUS plc (the "**Company**") will be held at the Thistle Glasgow, 36 Cambridge Street, Glasgow, Lanarkshire G2 3HN on the 11th day of February 2002 at 11.15 a.m. (or, if later, immediately following the conclusion or adjournment of the meeting of certain shareholders of the Company convened for the same day by the directors of the Company pursuant to interlocutors of the Court of Session in Edinburgh), for the purpose of considering and, if thought fit, passing the following resolutions (of which resolutions 1 and 2 will be proposed as special resolutions and resolutions 3, 4, 5 and 6 as ordinary resolutions):

1. SPECIAL RESOLUTION

THAT:

(i) the authorised share capital of the Company be and it is hereby increased from £47,637,096.775 to £61,963,161.275 by the creation of an additional 573,042,580 new ordinary shares of 2.5 pence each;

(ii) the Directors be and they are hereby unconditionally authorised, in substitution for all subsisting authorities, to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80 of the Act) up to an aggregate nominal amount of £14,326,064.50, PROVIDED THAT this authority shall be limited to the allotment of relevant securities in connection with the Open Offer and shall expire (unless previously renewed, varied or revoked by the Company in general meeting) at the conclusion of the Annual General Meeting of the Company in 2002, save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired; and

(iii) the Directors be and they are hereby given power, pursuant to section 95 of the Act, to allot equity securities (as defined in section 94 of the Act) for cash, pursuant to the authority conferred by paragraph (ii) of this resolution as if section 89(1) of the Act did not apply to any such allotment, and the restrictions contained in Article 7.2 of the Articles of Association of the Company shall not apply to such disapplication of section 89(1) of the Act, PROVIDED THAT this power shall be limited to the allotment of equity securities in connection with the Open Offer and shall expire (unless previously renewed, varied or revoked by the Company in general meeting) at the conclusion of the Annual General Meeting of the Company in 2002, save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

For the purposes of this resolution, words and expressions which are defined in the prospectus of the Company relating to the Open Offer (the "**Open Offer Circular**") dated 18 January 2002 shall have the same meanings when used herein.

2. SPECIAL RESOLUTION

THAT:

(i) the Scheme of Arrangement dated 18 January 2002 between the Company, the holders of the Public Ordinary Shares and the holders of the ScottishPower Ordinary Shares and the ScottishPower Preference Shares (each as defined in the Scheme) in its original form or with or subject to any modification, addition or condition approved or imposed by the Court of Session (the "**Scheme**") be approved and the directors of the Company be and they are hereby authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect; and

(ii) with effect from the passing of this resolution, the Articles of Association of the Company be and they are hereby amended by the adoption and inclusion of the following new article 160:

"160(A) In this Article, the "**Scheme**" means the Scheme of Arrangement dated 18 January 2002 proposed between the Company, the holders of the Public Ordinary Shares and the holders of the ScottishPower Ordinary Shares and the ScottishPower Preference Shares (each as defined in the Scheme), in its original form or with or subject to any modification, addition or condition approved or imposed by the Court. Expressions defined in the Scheme shall have the same meanings in this Article.

(B) Notwithstanding any other provision of these Articles, if the Company issues any Ordinary Share or any Preference Share after the time at which this Article becomes effective and prior to the Scheme Record Time, such shares shall be allotted and issued subject to the terms of the Scheme and the holders of such shares shall be bound by the Scheme accordingly.

(C) If any Ordinary Share or any Preference Share is issued to any person other than THUS Group plc (a "**new member**") after the Scheme Record Time it will, provided that THUS Group plc is a member of the Company, be immediately transferred to THUS Group plc (and/or its nominee(s)) in consideration of and conditional on the issue to the new member of such number of THUS Group Shares as that member would have been entitled to had each share transferred to THUS Group plc and/or its nominee(s) hereunder been a Scheme Share at the Scheme Record Time.

(D) The THUS Group Shares issued pursuant to paragraph (C) of this Article shall be credited as fully paid and shall rank *pari passu* in all respects with all other THUS Group Shares of the same class in issue at the time (other than as regards any dividend or other distribution payable, or return of capital made, by reference to a record time preceding the date of issue) and be subject to the Memorandum and Articles of Association of THUS Group plc.

(E) On any reorganisation of or material alteration to the share capital of either the Company or THUS Group plc or any other return of value to holders of THUS Group Shares after the Effective Date, the number of THUS Group Shares to be allotted and issued under paragraph (C) of this Article may be adjusted by the Directors in such manner as the auditors of the Company may determine.

(F) No fraction of a THUS Group Share shall be allotted pursuant to this Article, but the fractional entitlement of each member who would otherwise have been entitled to a fraction of a THUS Group Share shall be rounded down to the nearest whole number.

(G) To give effect to any transfer required by this Article, the Company may appoint any person to execute and deliver as transferor a form or instructions of transfer on behalf of the new member in favour of THUS Group plc and/or its nominee(s) and to agree for and on behalf of the new member to become a member of THUS Group plc. Pending the registration of THUS Group plc as the holder of any shares in the Company, THUS Group plc shall be empowered to appoint a person to act as attorney on behalf of the new member in accordance with such directions as THUS Group plc may give in relation to any dealings with or disposal of such shares (or any interest therein), exercising any right attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and, if a person is so appointed to act as attorney, the new member shall not be entitled to exercise any rights attaching thereto except:

(a) to the extent that the person appointed to act as attorney fails to act in accordance with the directions of THUS Group plc; and

(b) in accordance with the directions of THUS Group plc."

3. ORDINARY RESOLUTION

THAT the establishment by THUS Group plc of the THUS Group plc Discretionary Share Option Scheme summarised in the Open Offer Circular be and is hereby approved.

4. ORDINARY RESOLUTION

THAT the establishment by THUS Group plc of the THUS Group plc Sharesave Scheme summarised in the Open Offer Circular be and is hereby approved.

5. **ORDINARY RESOLUTION**

THAT the establishment by THUS Group plc of the THUS Group plc Performance Share Plan summarised in the Open Offer Circular be and is hereby approved.

6. **ORDINARY RESOLUTION**

THAT the provisions of clause 2.3 and clause 6.2(b)(ii) of the Tax Indemnity Deed dated 18 January 2002 between, amongst others, the Company and Scottish Power plc, as summarised in the Open Offer Circular be and are hereby approved.

By order of the Board

David Macleod
Secretary

Registered Office:
Dalmore House, 310 St. Vincent Street, Glasgow, Lanarkshire G2 5BB

Dated 18 January 2002

Notes:

1. A blue form of proxy is enclosed for use in connection with the Extraordinary General Meeting. A member entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies to attend and (on a poll) vote instead of him. A proxy need not be a member of the Company. Completion and return of a form of proxy does not preclude a member from attending and voting at the meeting or any adjournment thereof in person.

2. The blue form of proxy and power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such authority, must be deposited at the offices of the Company's registrars, Lloyds TSB Registrars Scotland, PO Box 28448, Finance House, Orchard Brae, Edinburgh EH4 1ZF, by no later than 48 hours before the time appointed for the meeting.

3. In the case of joint holders, the signature of only one of the joint holders is required on the blue form of proxy but the vote of the first named on the register of members of the Company in respect of such joint holding will be accepted to the exclusion of the other joint holders.

4. Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, members will be entitled to attend and vote at the meeting if they are registered on the Company's Register of Members 48 hours before the time appointed for the meeting or any adjournment thereof.

5. Copies of the Company's existing Articles of Association, copies of the Articles of Association as proposed to be adopted by the resolution set out in the notice of meeting, copies of the Articles of Association of THUS Group plc, copies of the Scheme and copies of the THUS Group plc Discretionary Share Option Scheme, the THUS Group plc Sharesave Scheme and the THUS Group plc Performance Share Plan are available for inspection at the offices of Slaughter and May, the Company's solicitors, at 35 Basinghall Street, London EC2V 5DB during normal business hours on any weekday (excluding Saturdays, Sundays and public holidays) from the date of this notice until close of business on 11 February 2002 and will also be available for inspection at the place of the Extraordinary General Meeting for at least 15 minutes before, and during, the Extraordinary General Meeting.

B-27

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PART 2 OF THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT RELATING TO THE SCHEME IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or independent adviser who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Markets Act 2000.

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such re[illegible] Any failure to comply with the restrictions may constitute a violation of the securities laws of any such juris[illegible] not constitute an offer to sell or issue, or the solicitation of an offer to buy or subscribe [illegible] er or solicitation is unlawful. Securities may not be offered or sold in the [illegible] es Securities Act of 1933 or are exempt from such regi[illegible] registered under the United States Securities Act but [illegible] d may not be re-offered or sold in the US absent an [illegible]

If you have sold or other[illegible] ument, together with the accompanying documents, [illegible] through whom you sell or have sold or transferred you[illegible] s should not be forwarded or transmitted in or into the [illegible] and. If you have sold or transferred part of your registered holding of Th[illegible] broker or other agent through whom the sale or transfer was effected.

Listing Particulars relating to THUS Group plc, which have been prepared in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000, have been delivered to the Registrar of Companies in Scotland in accordance with section 83 of that Act. A copy of the Listing Particulars can be obtained free of charge up until Admission at any time during normal business hours on weekdays from the registered office of THUS plc and of THUS Group plc (being, in each case, Dalmore House, 310 St. Vincent Street, Glasgow, Lanarkshire G2 5BB) or by calling the THUS Shareholder Information Line on 0845 203 2020 (overseas + 44 20 7864 9124). A copy will also be available for inspection at the Extraordinary General Meeting and the Court Meeting.

Greenhill & Co. International LLP is acting for THUS plc and for THUS Group plc and no-one else in connection with the Scheme and will not be responsible to anyone other than THUS plc and THUS Group plc for providing the protections afforded to its clients or for providing advice in relation to the Scheme.

THUS plc

(Incorporated in Scotland under the Companies Act 1985, with Registered Number SC192666)

Recommended proposal for the introduction of a new holding company

THUS Group plc

by means of a Scheme of Arrangement under section 425 of the Companies Act 1985

and

Notice of Court Meeting and Extraordinary General Meeting

A letter from the Chairman of THUS plc is set out on pages 6 to 8 of this document. In order to deal with any queries relating to the proposals set out in this document, the THUS Shareholder Information Line (telephone: 0845 203 2020) (overseas + 44 20 7864 9124) will be available on weekdays (other than public holidays) between 9.00 a.m. and 5.00 p.m.

Notice of the Court Meeting which will be held on 11 February 2002, is set out on pages 76 to 77 of this document. Notice of the Extraordinary General Meeting is set out on pages 78 to 80 of this document. The Court Meeting will start at 11.00 a.m. on 11 February 2002 and the Extraordinary General Meeting will start at 11.15 a.m. on that date, or, if later, as soon as the Court Meeting has been concluded or adjourned.

Whether or not you intend to be present at the meetings, please complete and return the accompanying forms of proxy (blue for the Extraordinary General Meeting and orange for the Court Meeting) to the Company's registrars, Lloyds TSB Registrars Scotland of PO Box 28448, Finance House, Orchard Brae, Edinburgh EH4 1ZF as soon as possible and in any event so as to arrive by not later than 48 hours before the time appointed for the relevant meeting (although the forms of proxy for the Court Meeting may be handed to the Chairman at the Court Meeting). The action recommended to be taken by holders of Public Ordinary Shares is set out in further detail on page 7 of this document.

Application has been made to the UK Listing Authority for the THUS Group Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for the THUS Group Ordinary Shares to be admitted to trading on the London Stock Exchange's market for listed securities. If the Scheme proceeds as presently envisaged, it is expected that Admission will become effective, and that dealings in the THUS Group Ordinary Shares will commence, on 14 March 2002.

CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

THUS's third quarter summary results statement for the quarter ended 31 December 2001 announced	25 January 2002
THUS Group's supplementary listing particulars incorporating THUS's third quarter summary results statement for the quarter ended 31 December 2001 published in the Financial Times and The Scotsman	26 January 2002
Latest time for receipt of orange forms of proxy for the Court Meeting	11.00 a.m. on 9 February 2002[1]
Latest time for receipt of blue forms of proxy for the Extraordinary General Meeting	11.15 a.m. on 9 February 2002 (or, if later, 48 hours before the start of the Extraordinary General Meeting)
Court Meeting	11.00 a.m. on 11 February 2002
Extraordinary General Meeting	11.15 a.m. on 11 February 2002 (or, if later, immediately following the conclusion or adjournment of the Court Meeting)
Court hearing of petition to sanction the Scheme	13 March 2002[2]
Scheme Record Time	6.00 p.m. on 13 March 2002[2]
Effective Date	14 March 2002[2]
Delisting of THUS Ordinary Shares, THUS Group Ordinary Shares admitted to Official List and dealings in THUS Group Ordinary Shares commence	8.00 a.m. on 14 March 2002[2]
THUS Group Ordinary Shares credited to CREST accounts	14 March 2002[2]
THUS Group Ordinary Share certificates expected to be despatched by	22 March 2002[2]

Notes:

(1) Forms of proxy for the Court Meeting not returned by this time may be handed to the Chairman at the Court Meeting.

(2) These dates are indicative only and will depend, *inter alia*, on the date on which the Court sanctions the Scheme.

Your attention is drawn to the fact that THUS's third quarter summary results statement for the period 1 October 2001 to 31 December 2001 will be published on 25 January 2002. Accordingly, THUS Group's supplementary listing particulars incorporating the third quarter summary results statement are expected to be published in the Financial Times and The Scotsman newspapers on 26 January 2002. The supplementary listing particulars will be available free of charge for collection on request from THUS Group plc at Dalmore House, 310 St. Vincent Street, Glasgow, Lanarkshire G2 5BB or for inspection at the offices of Slaughter and May at 35 Basinghall Street, London EC2V 5DB. Any change to the publication date of THUS's third quarter summary results statement or the THUS Group supplementary listing particulars will be notified by an announcement to the Regulatory News Service of the London Stock Exchange.

DEFINITIONS

The following definitions apply throughout this document (except in those parts of this document containing the Scheme, the notice of the Court Meeting and the notice of the Extraordinary General Meeting, which contain separate definitions) unless the context requires otherwise:

"Act"	the Companies Act 1985 (as amended);
"Admission"	admission of THUS Group Ordinary Shares to the Official List in accordance with the Listing Rules and to trading on the London Stock Exchange's market for listed securities in accordance with the Admission and Disclosure Standards issued by the London Stock Exchange;
"Admission and Disclosure Standards"	the requirements contained in the publication "Admission and Disclosure Standards" dated May 2001 (as amended from time to time) containing, among other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities;
"Bank Facility"	the £90 million bank facility provided by The Royal Bank of Scotland, TD Bank Europe Limited and Société Générale;
"Board" or "Directors"	the directors of the Company, whose names are set out on page 20 of this document;
"business day"	any day on which banks are generally open for business in England, Wales and Scotland (other than solely for the purposes of trading and settlement in euro) other than a Saturday or Sunday;
"Court"	the Court of Session in Edinburgh;
"Court Meeting"	the meeting of the holders of Public Ordinary Shares convened by order of the Court pursuant to section 425 of the Act for 11 February 2002, notice of which is set out on pages 76 to 77 of this document;
"CREST"	the relevant system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo Limited in accordance with the Regulations;
"David Nish Shares"	means the 2,114 THUS Ordinary Shares held by David Nish, together with any further THUS Ordinary Shares allotted and issued to David Nish before the Scheme Record Time (including, without limitation, pursuant to the Open Offer);
"Demerger"	the intended disposal of the ScottishPower Group's shareholding in THUS (which will, after the Scheme becomes effective, be represented by THUS Group Shares) by way of a dividend in specie to Scottish Power plc shareholders, as announced by Scottish Power plc on 18 January 2002;
"Effective Date"	the date on which the Scheme becomes effective by the delivery to the Registrar of Companies of a certified copy of the Court order sanctioning the Scheme;
"Extraordinary General Meeting"	the extraordinary general meeting (or any adjournment thereof) of THUS convened for 11 February 2002, notice of which is set out on pages 78 to 80 of this document;

"Global Offering"	the initial public offering of THUS Ordinary Shares on 10 November 1999;
"Greenhill"	Greenhill & Co. International LLP;
"Group"	THUS and its subsidiary undertakings or, following the Effective Date, THUS Group and its subsidiary undertakings, as the context requires;
"Lenders"	the providers of the Bank Facility;
"Listing Particulars"	the listing particulars dated 18 January 2002 relating to THUS Group and the THUS Group Ordinary Shares prepared in accordance with the Listing Rules;
"Listing Rules"	the rules and regulations of the UK Listing Authority made under Part VI of the Financial Services and Markets Act 2000 as amended from time to time;
"London Stock Exchange"	London Stock Exchange plc;
"Official List"	the Official List of the UK Listing Authority;
"Open Offer Prospectus"	the prospectus relating to the Company dated 18 January 2002 detailing the terms of the Open Offer;
"Open Offer"	the open offer of 573,042,580 new THUS Ordinary Shares, as described in the Open Offer Prospectus;
"Public Ordinary Shares"	the THUS Ordinary Shares: (a) in issue at the Voting Record Time; and (b) issued thereafter and before the Scheme Record Time in respect of which the original or any subsequent holder has agreed to be bound by the Scheme (including, without limitation, THUS Ordinary Shares issued pursuant to the Open Offer), in each case, other than any ScottishPower Ordinary Shares;
"Registrar of Companies"	the Registrar of Companies in Edinburgh;
"Registrars"	Lloyds TSB Registrars Scotland;
"Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001/3755), as amended;
"Remuneration Committee"	the remuneration committee of the Board;
"Scheme"	the scheme of arrangement pursuant to section 425 of the Act set out in Part 4 of this document in its present form or with or subject to any modification, addition or condition approved or imposed by the Court;
"Scheme Ordinary Shares"	the Public Ordinary Shares and the ScottishPower Ordinary Shares;
"Scheme Record Date"	the business day immediately preceding the Effective Date;
"Scheme Record Time"	6.00 p.m. on the Scheme Record Date;
"Scheme Shareholder"	a holder of Scheme Shares as at the Scheme Record Time;
"Scheme Shares"	the Scheme Ordinary Shares and the ScottishPower Preference Shares;

"ScottishPower"	Scottish Power UK plc (incorporated and registered in Scotland under the Act with registered number SC117120);
"ScottishPower Facility"	the existing £320 million loan facility provided by ScottishPower to THUS and which ScottishPower intends to assign to Scottish Power plc prior to completion of the Open Offer;
"ScottishPower Group"	ScottishPower and its subsidiary and parent undertakings, other than THUS and its subsidiary undertakings;
"ScottishPower Ordinary Shares"	the 353,396,513 THUS Ordinary Shares held at the date of this document by ScottishPower (and which ScottishPower intends to transfer to Scottish Power plc prior to the Scheme Record Time), together with any further THUS Ordinary Shares allotted and issued to members of the ScottishPower Group (including, without limitation, pursuant to the Open Offer) before the Scheme Record Time in respect of which the relevant member of the ScottishPower Group has, pursuant to the Underwriting Agreement or otherwise in writing, agreed to be bound by the Scheme, and the David Nish Shares;
"ScottishPower Preference Shares"	the 25,000,000 THUS Preference Shares held at the date of this document by ScottishPower (and which ScottishPower intends to transfer to Scottish Power plc prior to the date of the Court Meeting);
"Scottish Power plc"	Scottish Power public limited company (incorporated and registered in Scotland under the Act with registered number SC193794), the parent company of ScottishPower;
"Scottish Power plc Capital Reduction"	the reduction of Scottish Power plc's share premium account, proposals relating to which were announced by Scottish Power plc on 19 December 2001;
"Scottish Power plc EGM"	the extraordinary general meeting of Scottish Power plc expected to be held on or around 11 March 2002 at which a special resolution will be proposed to empower the directors of Scottish Power plc to effect the Demerger;
"THUS" or the "Company"	THUS public limited company (incorporated and registered in Scotland under the Act with registered number SC192666);
"THUS Articles"	the articles of association of THUS;
"THUS Employee Share Schemes"	the THUS plc Sharesave Scheme, the THUS plc Executive Share Option Scheme, the THUS plc Discretionary Share Option Scheme (2000), the THUS plc Performance Unit Equity Plan, the THUS plc Profit Sharing Scheme, the THUS plc (Overseas) Profit Sharing Scheme and the THUS Group Employee Share Ownership Plan, each described in Part 3 of this document;
"THUS Group"	THUS Group public limited company (incorporated and registered in Scotland under the Act with registered number SC226738);
"THUS Group Articles"	the articles of association of THUS Group;
"THUS Group Directors"	the directors of THUS Group;
"THUS Group Ordinary Shares"	the ordinary shares of 2.5 pence each in the share capital of THUS Group;

"THUS Group Preference Shares"	the cumulative participating non-redeemable preference shares of £1 each in the share capital of THUS Group;
"THUS Group Shareholder"	a holder for the time being of THUS Group Shares;
"THUS Group Shares"	the THUS Group Ordinary Shares and the THUS Group Preference Shares;
"THUS Ordinary Shares"	the ordinary shares of 2.5 pence each in the share capital of THUS;
"THUS Preference Shares"	the cumulative participating non-redeemable preference shares of £1 each in the share capital of THUS;
"THUS Shares"	THUS Ordinary Shares and THUS Preference Shares;
"THUS Shareholder"	a holder of THUS Shares;
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"UK Listing Authority"	the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 and in the exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part VI of the Financial Services and Markets Act 2000;
"Underwriting Agreement"	the agreement between Scottish Power plc and THUS dated 18 January 2002 relating to the Open Offer;
"U.S." or "United States"	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia; and
"Voting Record Time"	11.00 a.m. on 9 February 2002 or, in the event that the Court Meeting is adjourned, 48 hours before the time appointed for any adjourned meeting.

thus™
THUS plc
Dalmore House
310 St Vincent Street
Glasgow
G2 5BB
Registered in Scotland no. SC192666

18 January 2002

To the holders of THUS Shares and, for information only, to participants in the THUS Employee Share Schemes

Dear Shareholder,

1. Introduction

On 19 December 2001, THUS announced its intention to implement a refinancing of the Company through a fully underwritten Open Offer to raise £275 million before expenses and Scottish Power plc announced that it was considering the Demerger. THUS also announced on that date that it had secured a new third party bank facility of £90 million. The availability of the Bank Facility is conditional, *inter alia*, on the implementation of a corporate reorganisation to introduce a new group holding company, THUS Group. The corporate reorganisation is proposed to be effected by way of a court sanctioned scheme of arrangement under section 425 of the Act. The Scheme will result in holders of THUS Ordinary Shares and THUS Preference Shares holding THUS Group Ordinary Shares and THUS Group Preference Shares, respectively, in their place and THUS becoming a wholly owned subsidiary of THUS Group.

A full explanation of the Scheme is contained in Greenhill's letter in Part 2 of this document. Part 2 explains certain proposals relating to the THUS Employee Share Schemes and the treatment of overseas shareholders. It also sets out certain information relating to UK taxation.

The purpose of this letter is to explain and seek your approval for the reorganisation, and to explain why the Board considers it to be in the best interests of THUS and its shareholders as a whole. Your Board is recommending that you vote in favour of the proposals.

Implementation of the Scheme is conditional, *inter alia*, upon the approval of THUS Shareholders at both the Court Meeting and the Extraordinary General Meeting. Notice of the Court Meeting is set out on pages 76 to 77 of this document, and notice of the Extraordinary General Meeting is set out on pages 78 to 80 of this document. The Scheme is also subject to approval by the Court at a Court hearing which is expected to be held on 13 March 2002.

2. Summary of the Scheme

The introduction of THUS Group as the new group holding company will be achieved through a scheme of arrangement under section 425 of the Act.

Under the Scheme, Scheme Shareholders will transfer all their Scheme Shares to THUS Group and THUS Group will issue THUS Group Ordinary Shares and THUS Group Preference Shares to such shareholders on the following basis:

for each THUS Ordinary Share	**one THUS Group Ordinary Share**
for each THUS Preference Share	**one THUS Group Preference Share**

Scottish Power plc, as the existing holder of 1,999,999 THUS Group Ordinary Shares and David Nish as the existing holder of 1 THUS Group Ordinary Share shall be deemed for these purposes to have acquired those shares pursuant to the Scheme and their entitlements as set out above shall be

reduced accordingly. THUS Group Ordinary Shares will have the same rights as those attaching to the existing THUS Ordinary Shares and the THUS Group Preference Shares will have substantially the same rights as those attaching to the THUS Preference Shares. The new THUS Group Ordinary Shares to be issued pursuant to the Scheme will rank *pari passu* in all respects with the existing THUS Group Ordinary Shares in issue, including the right to receive all dividends and other distributions declared, made or paid after Admission in respect of the THUS Group Ordinary Shares.

The conditions of the Scheme, and the circumstances in which the Scheme will become effective, are described in paragraph 3 of Part 2 of this document. The Scheme is set out in full in Part 4 of this document.

3. Background to and reasons for the Scheme

The availability of the Bank Facility is conditional, *inter alia*, on the implementation of the Scheme. Following the introduction of the Bank Facility and completion of the Open Offer and the Demerger the Directors believe that THUS would be in a position to fully finance its business plan through to the point that it is cashflow positive. THUS would achieve this fully funded status with a level of prospective gearing which, in the opinion of the Directors, is low in the context of its competitors and leaves THUS well positioned to fulfil its business plan and capitalise on future opportunities.

THUS must insert a new group holding company by 30 June 2002 to prevent an event of default occurring under the terms of the Bank Facility. If the Scheme does not become effective by that date, the Lenders would have the right to call all funds drawn under the Bank Facility and THUS would be required to seek alternative sources of finance without which THUS would no longer have sufficient working capital to meet its requirements.

4. Effects of the Scheme

If the Scheme is implemented, THUS Group will become the immediate holding company of THUS and will, in turn, be owned by THUS Shareholders in the proportions in which they own THUS at the Scheme Record Time. THUS Group has the same directors as THUS and, immediately following the Scheme becoming effective, will have no assets other than the share capital of THUS and an amount of cash referable to the amounts paid up on the 2,000,000 THUS Group Ordinary Shares held as at the date of this document by Scottish Power plc (as to 1,999,999) and David Nish (as to 1).

The effect of the Scheme on the interests of the Directors does not differ from its effect on the like interests of other persons.

5. Action to be taken

The Scheme requires approval by holders of Public Ordinary Shares as described in paragraph 16 of Greenhill's letter in Part 2 of this document. The approval of holders of Public Ordinary Shares will be sought at the Court Meeting which has been convened by order of the Court. Notice of the Court Meeting is set out on pages 76 to 77 of this document. The Extraordinary General Meeting has also been convened on the same day to consider and, if thought fit, pass, *inter alia*, a special resolution relating to the Scheme. A notice convening the Extraordinary General Meeting is set out on pages 78 to 80 of this document. Further particulars of the Court Meeting and that part of the business of the Extraordinary General Meeting relating to the Scheme are contained in the explanatory letter from Greenhill contained in Part 2 of this document.

In order that the Court can be satisfied that the votes cast fairly represent the view of the holders of Public Ordinary Shares, it is important that as many votes as possible are cast at the Court Meeting. Holders of Public Ordinary Shares are therefore urged to attend the Court Meeting in person or by proxy. An orange form of proxy for use at the Court Meeting is enclosed with this document and a blue form of proxy for use at the Extraordinary General Meeting is enclosed with the Open Offer Prospectus. Whether or not you propose to attend in person at the relevant meeting, you are requested to complete, sign and return the appropriate form(s) of proxy as soon as possible, as explained in paragraph 17 of Greenhill's letter in Part 2 of this document.

If you have any questions about the Scheme or are in any doubt as to how to complete the forms of proxy please call the THUS Shareholder Information Line on telephone number 0845 203 2020 (overseas + 44 20 7864 9124) between 9.00 a.m. and 5.00 p.m. on any business day. The THUS Shareholder Information Line is not able to give any financial advice. If you are in any doubt as to what action to take, you are recommended to seek your own independent financial advice.

6. Further Information

Your attention is drawn to the further details concerning the Scheme which are contained in Parts 2 to 4 of this document.

7. Directors' Recommendation

In the opinion of the Directors, the resolution to be proposed at the Court Meeting and the resolution in relation to the Scheme to be proposed at the Extraordinary General Meeting are in the best interests of the shareholders as a whole. The Directors unanimously recommend that you vote in favour of the Scheme at the Court Meeting and in favour of the resolution in relation to the Scheme to be proposed at the Extraordinary General Meeting, as they intend to do in respect of their own beneficial holdings of shares representing in aggregate approximately 0.025 per cent. of the THUS Ordinary Shares.

Yours sincerely,

Charles Berry
Chairman

PART 2. EXPLANATORY STATEMENT FROM GREENHILL

(In compliance with section 426 of the Companies Act 1985)

Greenhill & Co. International LLP
Regent Gate
56-58 Conduit Street
London W1S 2YZ

Greenhill

18 January 2002

To the holders of THUS Shares and, for information only, to participants in the THUS Employee Shares Schemes

Dear Shareholders,

Recommended proposals for the introduction of a new holding company by means of a scheme of arrangement under section 425 of the Act.

1. Introduction

On 19 December 2001, THUS announced its intention to implement a refinancing of the Company through a fully underwritten Open Offer to raise £275 million before expenses. THUS also announced on that date that it had secured a new third party bank facility of £90 million. The availability of these facilities is conditional, *inter alia*, on the implementation of a corporate reorganisation to introduce a new group holding company, THUS Group. The corporate reorganisation is to be effected by way of a court sanctioned scheme of arrangement under section 425 of the Act.

The Scheme is subject to certain conditions, details of which are set out below. If these conditions are satisfied and the Scheme becomes effective, THUS Group will own the entire issued share capital of THUS. THUS Group will, in turn, be owned by THUS Shareholders in the proportions in which they currently own THUS as at the Scheme Record Time. The Scheme is expected to become effective on 14 March 2002.

Your attention is drawn to the letter from the Chairman of THUS in Part 1 of this document recommending shareholders to vote in favour of the resolutions relating to the Scheme at the forthcoming Court Meeting and Extraordinary General Meeting. That letter forms part of this explanatory statement.

The Directors have been advised by Greenhill & Co. International LLP in connection with the Scheme. We have been authorised by the Directors to write to THUS Shareholders to explain the terms of the Scheme and to provide you with other relevant information. The Scheme is set out in full on pages 69 to 75 of this document. Notice of the Court Meeting, at which a resolution will be proposed to consider, and if thought fit, to approve the Scheme, is set out on pages 76 to 77 of this document. Notice of the Extraordinary General Meeting is set out on pages 78 to 80 of this document.

2. Details of the Scheme

The introduction of THUS Group as the new group holding company will be achieved through a scheme of arrangement under section 425 of the Act. The Scheme involves the insertion of a holding company above THUS.

Pursuant to the Scheme, Scheme Shareholders will transfer all their Scheme Shares to THUS Group and THUS Group will issue THUS Group Ordinary Shares and THUS Group Preference Shares to such shareholders on the following basis:

for each THUS Ordinary Share	**one THUS Group Ordinary Share**
for each THUS Preference Share	**one THUS Group Preference Share**

Greenhill & Co. International LLP is incorporated in England with limited liability (Registered no. 300796). Registered Office : Regent Gate, 56-58 Conduit Street, London W1S 2YZ
Greenhill & Co. International LLP and Greenhill & Co. GmbH are affiliates of Greenhill & Co. LLC, a limited corporation, which is incorporated and has its head office located in New York, NY, USA.
Greenhill & Co. International LLP is regulated by the Financial Services Authority for the conduct of investment business.

Scottish Power plc, as the existing holder of 1,999,999 THUS Group Ordinary Shares and David Nish as the existing holder of 1 THUS Group Ordinary Share shall be deemed for these purposes to have acquired those shares pursuant to the Scheme and their entitlements as set out above shall be reduced accordingly. THUS Group Ordinary Shares will have the same rights as those attaching to the existing THUS Ordinary Shares and the THUS Group Preference Shares will have substantially the same rights as those attaching to the THUS Preference Shares.

The conditions of the Scheme, and the circumstances in which the Scheme will become effective, are described in paragraph 3. The Scheme is set out in full in Part 4 of this document.

Further THUS Shares will be allotted before the Scheme comes into effect pursuant to the Open Offer. In order to ensure that the timing of the allotment of those shares does not leave them outside the scope of the Scheme, it is proposed that the THUS Articles should be amended in such a way as to ensure that: (i) any THUS Shares which are issued prior to the Scheme Record Time will be allotted and issued subject to the terms of the Scheme and will be bound by the Scheme accordingly; (ii) any THUS Shares which are allotted and issued after the Scheme Record Time will be acquired by THUS Group in exchange for the issue of THUS Group Shares to the allottees; and (iii) in the event that any THUS Shares are allotted and issued to any person within (ii) above following any reorganisation of or material alteration to the share capital of either THUS or THUS Group or any other return of value to holders of THUS Group Shares after the Effective Date, the number of THUS Group Shares to be issued to that person will be adjusted in an appropriate manner. In this way, the allottees in question will receive THUS Group Shares instead of THUS Shares.

3. Conditions to implementation of the Scheme

The implementation of the Scheme is conditional on the following:

(a) the special resolution to approve the matters necessary to give effect to the Scheme (which is set out as resolution number 2 in the Notice of Extraordinary General Meeting) set out on pages 78 to 80 in this document being duly passed at the Extraordinary General Meeting;

(b) the Scheme being approved by a majority in number representing three-fourths in nominal value of the Public Ordinary Shares held by those members present and voting, either in person or by proxy, at the Court Meeting;

(c) the Scheme being sanctioned by the Court;

(d) a certified copy of the order of the Court sanctioning the Scheme being delivered to the Registrar of Companies for registration; and

(e) Admission.

The Company will not apply to the Court for the Scheme to be sanctioned unless (i) the Open Offer has become unconditional and the new THUS Ordinary Shares to be issued under the Open Offer have been admitted by the UK Listing Authority to the Official List and to trading on the market of the London Stock Exchange for listed securities; and (ii) the UK Listing Authority has agreed to Admission subject to the allotment of the THUS Group Ordinary Shares.

The Court Meeting has been convened for 11.00 a.m. on 11 February 2002, pursuant to an order of the Court, at which meeting, or at any adjournment thereof, holders of Public Ordinary Shares will consider and, if thought fit, approve the Scheme. THUS Shareholders also have the right to attend the Court hearing and, if lodging answers to the petition to the Court to sanction the Scheme, to appear in person or be represented by counsel to support or oppose the sanction of the Scheme.

The Extraordinary General Meeting has been convened for 11.15 a.m. on 11 February 2002 (or, if later, immediately following the conclusion or adjournment of the Court Meeting). At that meeting, or at any adjournment thereof, THUS Shareholders will consider and, if thought fit, pass a special resolution to approve the Scheme and to make the amendments to the THUS Articles described above. In addition, in order to effect the Open Offer, a special resolution will be proposed at the Extraordinary General Meeting to approve the increase in authorised capital of THUS from £47,637,096.775 to £61,963,161.275 through the creation of 573,042,580 new THUS Ordinary Shares representing an increase of approximately 30.1 per cent. in THUS's authorised share capital, to grant the directors of THUS authority to allot such new THUS Ordinary Shares and to disapply statutory pre-emption rights in respect of such allotments (and to allow the allotment of such shares free from the restrictions contained in Article 7.2 of the THUS Articles).

The Company is seeking authority to allot up to £14,326,064.50 nominal amount of relevant securities, which represents approximately 81.2 per cent. of the Company's issued ordinary share capital at 11 January 2002. This authority will expire at the conclusion of the Annual General Meeting of the Company to be held in 2002. This authority is limited to the allotment of relevant securities in connection with the Open Offer.

Four additional ordinary resolutions are to be proposed at the Extraordinary General Meeting. Three of these resolutions seek the approval of THUS Shareholders to the adoption by THUS Group of a new discretionary share option scheme and a new sharesave scheme, which are proposed to be established by THUS Group after the Scheme becomes effective, in order to replace existing THUS share option schemes. In addition, approval is sought to the adoption by THUS Group of a new performance share plan. Further details of the existing THUS Employee Share Schemes and of the proposed new THUS Group share schemes are set out in Part 3 of this document. The last ordinary resolution (numbered 6 in the notice set out on pages 78 to 80 of this document) is to approve the Tax Indemnity Restrictions, as explained on pages 13 and 14 of the Open Offer Prospectus.

If the Scheme is sanctioned by the Court, it is expected that the Scheme will become effective, that Admission will occur and that trading in the THUS Group Ordinary Shares on the London Stock Exchange will start, on 14 March 2002. If the Scheme has not become effective by 30 June 2002 (or such later date as the Court may allow and THUS and THUS Group may agree), it will lapse. If it lapses, THUS Group will not become the new holding company of THUS, holders of Scheme Shares will remain shareholders of THUS and will not receive shares in THUS Group, and the THUS Ordinary Shares will continue to be listed on the London Stock Exchange.

The Scheme contains a provision, exercisable up until sanction of the Scheme by the Court, for THUS and THUS Group jointly to consent on behalf of all concerned at the Court Hearing to modifications of or additions to the Scheme or to any condition which the Court may think fit to impose or approve. The Court would be unlikely to approve any modifications or additions or impose or approve any condition which might be material to the interests of holders of Scheme Shares unless such holders were informed of any such modifications, addition or condition. In such circumstances it would be a matter for the Court to decide, in its discretion, whether or not a further meeting of some or all of the Scheme Shareholders should be held. If the Court were to impose or approve a modification of or an addition to the Scheme or impose or approve any condition which, in the opinion of the Directors, is of such nature or importance as to require the consent of Scheme Shareholders at a further meeting, the Directors will not take the necessary steps to enable the Scheme to become effective unless and until such consent is obtained.

4. Effects of the Scheme

If the Scheme becomes effective, THUS Group will become the immediate holding company of THUS and will, in turn, be owned by THUS Shareholders in the proportions in which they will own THUS at the Scheme Record Time. THUS Group has the same directors as THUS and, immediately following the Scheme becoming effective, will have no assets other than the share capital of THUS and an amount of cash referable to the amounts paid up on the 1,999,999 THUS Group Ordinary Shares held as at the date of this document by Scottish Power plc and on the 1 THUS Group Ordinary Share held as at the date of this document by David Nish. Further information regarding THUS Group is contained in Part 3 of this document.

Information on the interests of the Directors in the share capital of THUS is set out in paragraph 9 of Part 3 of this document, which forms part of this explanatory statement. The effect of the Scheme on the interests of the Directors does not differ from its effect on the like interests of other persons.

5. Financial reporting

THUS Group has an accounting year end of 31 March. The first report and accounts for THUS Group will be prepared for the period ending 31 March 2002 on the same basis as for prior periods of THUS and comparative information will be given on a basis consistent with that previously published. The first annual general meeting of THUS Group is expected to be held in July 2002.

6. UK Taxation

A THUS Shareholder who (either alone or together with persons connected with him) does not hold more than five per cent. of, or of any class of, shares in or debentures of THUS should not be

treated as having made a disposal of his THUS Shares for the purposes of UK taxation of chargeable gains to the extent that he receives THUS Group Shares under the Scheme. Any gain or loss which would otherwise have arisen on a disposal of such THUS Shareholder's THUS Ordinary Shares and/or THUS Preference Shares should be "rolled over" into such new THUS Group Ordinary Shares and/or THUS Group Preference Shares, as the case may be, and the THUS Group Ordinary Shares and/or THUS Group Preference Shares should accordingly be treated as the same asset and as having been acquired at the same time and for the same consideration as the THUS Ordinary Shares and/or THUS Preference Shares in respect of which they were issued.

If a THUS Shareholder, alone or together with persons connected with him, holds more than five per cent. of, or of any class of, the shares in or debentures of THUS, such a THUS Shareholder will be eligible for the above treatment only if the Scheme is effected for bona fide commercial reasons and does not form part of a scheme or arrangements of which the main purpose, or one of the main purposes, is avoidance of liability to capital gains tax or corporation tax. THUS Shareholders should note that an application for clearance under section 138 Taxation of Chargeable Gains Act 1992 is proposed to be made on behalf of THUS to confirm that the Inland Revenue is satisfied that this is the case.

Information regarding certain UK taxation consequences for certain categories of UK resident THUS Group Shareholders of holding and disposing of THUS Group Shares is set out in paragraph 19 of Part 3 of this document.

7. Dividends

The introduction of THUS Group as the new group holding company pursuant to the Scheme will not affect the underlying earnings of the Group or its current dividend policy. However, THUS Group does not expect to pay dividends on THUS Group Ordinary Shares for the foreseeable future.

8. Articles of association of THUS Group

A summary of the THUS Group Articles is set out in paragraph 7 of Part 3 of this document and a summary of the principal differences between the THUS Group Articles and the existing THUS Articles is set out in paragraph 8 of Part 3 of this document.

9. Directors' interests

All of the Directors have been appointed directors of THUS Group.

Details of the Directors' interests in THUS are set out in paragraph 9 of Part 3 of this document, which forms part of this explanatory statement. The effect of the Scheme on the options to subscribe for THUS Ordinary Shares pursuant to the THUS Employee Share Schemes to which the Directors are entitled is set out in paragraph 10 of this Part 2. The intentions of the THUS Group Directors in respect of their options under the THUS Employee Share Schemes are described in paragraph 9 of Part 3 of this document.

Details of the terms of employment and engagement of the Directors are set out in paragraph 10 of Part 3 of this document. After the Effective Date, the executive Directors will continue to be employed by THUS, the non-executive Directors will receive their directors' fees from THUS Group, and the total emoluments receivable by each of the Directors will not be varied as a result of the Scheme.

The effect of the Scheme on the interests of the Directors will not differ from its effect on the like interests of other persons.

10. Impact of the Scheme on THUS Employee Share Schemes

Details of the proposals to be made to participants in the THUS Employee Share Schemes as a result of the Scheme will shortly be sent to the participants. The following is a general summary of those proposals:

THUS plc Discretionary Share Option Scheme (2000)

If the Scheme is sanctioned by the Court, option holders will be able to exchange their existing options for new options over shares in THUS Group on the same terms as their existing options. Inland Revenue approved options will not, following exchange, be subject to performance conditions although unapproved options will continue to be so subject. Options will also become exercisable for a one month period and if they are not exchanged or exercised by the end of this period, they will lapse.

THUS plc Sharesave Scheme

If the Scheme is sanctioned by the Court, option holders will be able to exchange their existing options for new options over shares in THUS Group on the same terms as their existing options. Options will also become exercisable for a six month period and if they are not exchanged or exercised by the end of this period, they will lapse.

THUS plc Executive Share Option Scheme

Option holders will be able to exchange their existing options for new options over shares in THUS Group on the same terms as their existing options. As with the Discretionary Share Option Scheme, Inland Revenue approved options will not, following exchange, be subject to performance conditions although unapproved options will continue to be so subject. Option holders will not be able to exercise their options as a consequence of the Scheme.

THUS plc Profit Sharing Scheme

THUS Shares which are currently held on trust for eligible employees under the THUS plc Profit Sharing Scheme will be replaced by THUS Group Shares if the Scheme becomes effective. The trustees of that scheme will continue to hold THUS Group Shares on behalf of the participants until the normal release date.

THUS plc Performance Unit Equity Plan

If the Scheme is sanctioned by the Court, participants will, under the rules of this Plan, be able to exercise any unexercised rights to acquire shares in THUS (including rights to acquire THUS Shares which would not otherwise have become exercisable until November 2002). However, the affected executive directors (William Allan and Philip Male) have confirmed that they will not exercise their rights before the date on which they would otherwise have become exercisable had the Scheme not been implemented.

THUS plc Employee Share Trust

THUS Ordinary Shares to satisfy options and rights under THUS's share option schemes and the Performance Unit Equity Plan are currently held in the THUS plc Employee Share Trust. Under the Scheme, those THUS Ordinary Shares will be replaced by THUS Group Ordinary Shares. Consequently, participants will after the Scheme becomes effective receive THUS Group Ordinary Shares on exercise of their options or rights.

New Share Schemes in THUS Group

It is the intention of the directors of THUS Group that, if the Scheme becomes effective, new share schemes to replace the Discretionary Scheme and the Sharesave Scheme will be established by THUS Group. Resolutions are to be proposed at the Extraordinary General Meeting to seek the approval of THUS Shareholders to the establishment of these schemes by THUS Group.

These new THUS Group schemes are intended to be in all material respects equivalent to the equivalent existing THUS Employee Share Schemes (which are described in paragraph 11 of Part 3 of this document) save that:

- the new THUS Group schemes will in addition permit the satisfaction of options or rights to shares by the issue of new THUS Group Shares (although THUS Group has undertaken to Scottish Power plc and ScottishPower that no new THUS Group Shares will be issued to satisfy options or

rights to subscribe for, any option to acquire or to convert any securities into shares of THUS or THUS Group while THUS Group remains a subsidiary of Scottish Power plc or ScottishPower as the case may be)

- the new THUS Group schemes will have a life of 10 years from the Extraordinary General Meeting
- the new THUS Group schemes will include limits on the nominal amount of THUS Group Shares which may be issued on exercise of options granted under those schemes. Options may not be granted which would mean that more than 10 per cent. of THUS Group's equity share capital from time to time would be issued on exercise of options under all share schemes in a 10 year period or which would lead to more than 5 per cent. of such share capital being issued in any 10 year period under the Discretionary Scheme
- having regard to the latest guidelines published by the Association of British Insurers, the following minor amendments have been made in the new THUS Group share schemes:
  - the THUS Group Discretionary Share Option Scheme will permit grants to be made up to 1 year prior to an employee's normal retirement age (rather than 2 years as in the current scheme)
  - under that scheme, on retirement, options normally must be exercised within 6 months of cessation of employment (rather than 1 year as in the current scheme)
  - the rules distinguish between true changes of control and internal reorganisations so that options will not become exercisable following a change of control where the majority of THUS Group Shares remain in common ownership. In such cases options must be exchanged or lapse

Having regard to developments in the market generally since the THUS plc Discretionary Share Option Scheme (2000) was introduced, the THUS Group Directors (following a recommendation by the remuneration committee of the board of THUS Group) has concluded that it is also appropriate to introduce the THUS Group Performance Share Plan. A resolution is to be proposed at the Extraordinary General Meeting to seek the approval of THUS shareholders to the adoption of the THUS Group Performance Share Plan.

Selected executives will be invited to participate in the proposed Performance Share Plan ("PSP") which is described in paragraph 12 of Part 3 of this document.

Copies of draft rules of the proposed new THUS Group share schemes are available for inspection as described in paragraph 24 of Part 3 of this document.

11. Listing, dealings and settlement

Application has been made to the UK Listing Authority for the admission of 1,278,526,451 THUS Group Ordinary Shares to the Official List and to the London Stock Exchange for the THUS Group Ordinary Shares to be admitted to trading on the London Stock Exchange's market for listed securities. The last day of dealings in THUS Ordinary Shares is the Scheme Record Time, which is expected to be 13 March 2002. The last time for registration of transfers of Scheme Shares is expected to be 6.00 p.m. on 13 March 2002. It is expected that Admission will become effective and that dealings in the THUS Group Ordinary Shares will commence on 14 March 2002, the Effective Date. The listing of THUS Ordinary Shares is also expected to be cancelled on that date. These dates may be deferred if it is necessary to adjourn any meetings required to approve the arrangements described in this document or if there is any delay in obtaining the Court's sanction of the Scheme. In the event of a delay, the application for the THUS Ordinary Shares to be delisted will be deferred, so that the listing will not be cancelled until immediately before the Scheme becomes effective.

On the Effective Date, all certificates representing THUS Shares will cease to be valid and binding in respect of such holdings. After you have been sent your certificate for THUS Group Ordinary Shares, your old certificate for THUS Shares should be destroyed by you.

CREST is a paperless settlement system enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by written instrument. The THUS Group Directors will apply for the THUS Group Ordinary Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in THUS Group Ordinary Shares following Admission may take place within the CREST system. CREST is a voluntary system and holders of THUS Group Ordinary Shares who wish to receive and retain share certificates will be able to remove their THUS Group Ordinary Shares from the CREST system following the Scheme becoming effective.

For Scheme Shareholders who hold their THUS Ordinary Shares in a CREST account at the Scheme Record Time, THUS Group Ordinary Shares are expected to be credited to the relevant CREST members' accounts on 14 March 2002. For those holding shares in certificated form at the Scheme Record Time, definitive share certificates for the THUS Group Shares are expected to be despatched within 15 days after the Effective Date. In the case of joint holders, certificates will be despatched to the joint holder whose name appears first in the register. All certificates will be sent by pre-paid first class post at the risk of the person entitled thereto. Pending the despatch of certificates for THUS Group Ordinary Shares, transfers of THUS Group Ordinary Shares in certificated form will be certified against the register of members of THUS Group. Temporary documents of title will not be issued in respect of the THUS Group Ordinary Shares.

THUS Ordinary Shares held in uncertificated form will be disabled in CREST with effect from the Scheme Record Time. THUS Group reserves the right to issue THUS Group Ordinary Shares to any or all shareholders in certificated form if, for any reason, it wishes to do so.

All mandates in force at the Scheme Record Time relating to payment of dividends on THUS Shares and all instructions then in force relating to notices and other communications will, unless and until varied or revoked, be deemed from the Effective Date to be valid and effective mandates or instructions to THUS Group in relation to the corresponding holding of THUS Group Shares.

All documents, certificates, cheques or other communications sent by or to THUS Shareholders, or as such persons shall direct, will be sent at their own risk and may be sent by post.

12. Demerger of Scottish Power plc's Shareholding in THUS

On 19 December 2001, Scottish Power plc announced that, as a further step in focusing on its international energy and network operations, it believed that following completion of the THUS refinancing it is likely to be in the interests of Scottish Power plc shareholders if Scottish Power plc were able to dispose of its shareholdings in THUS (as enlarged following completion of the Open Offer and which, following the Scheme becoming effective, will be represented by shares in THUS Group) by way of a demerger to Scottish Power plc shareholders. Scottish Power plc intends to put proposals to its shareholders that will enable it to effect the Demerger. It is expected that Scottish Power plc will announce the terms and timetable of the Demerger on or about 12 February 2002 and convene the Scottish Power plc EGM to approve the Demerger on or about 11 March 2002 with a view to completing the Demerger before 31 March 2002. It is expected that the Demerger would only proceed if, *inter alia*, the Court approves the Scottish Power plc Capital Reduction and the Scheme of Arrangement.

It is proposed that the Demerger would be effected by way of a dividend *in specie* of THUS Group Shares to the ordinary shareholders of Scottish Power plc. It is expected that the Demerger would incorporate arrangements to enable certain of Scottish Power plc's smaller shareholders and the Depositary of the Scottish Power plc American Depositary Shares to sell their entitlement in an orderly fashion.

THUS Group Preference Shares will not be listed. The THUS Group Directors expect to convene an extraordinary general meeting to be held immediately following Demerger, at which a special resolution will be proposed, to convert, conditionally on the Demerger having taken effect, the THUS Group Preference Shares to THUS Group Ordinary Shares on the basis of a price of 97 pence per THUS Group Preference Share and the average closing mid-market price for a THUS Ordinary Share for the five days prior to publication of the circular. Based on 25,000,000 THUS Group Preference Shares outstanding at 97p per share, the total value of the THUS Group Preference Shares would be £24.25 million. Using the 5-day average closing mid-market price of a THUS Ordinary Share ending 16 January 2002 of 48.6 pence this would imply that approximately 49.90 million THUS Group Ordinary Shares would be issued on conversion. This represents approximately 3.9 per cent. of the number of THUS Group Ordinary Shares which will be outstanding following the Scheme becoming effective (but before conversion of the THUS Group Preference Shares). The extraordinary general meeting of THUS Group to approve the conversion of THUS Group Preference Shares into THUS Group Ordinary Shares is expected to be held on or around 19 March 2002. Further details are expected to be sent to shareholders on or around 15 February 2002.

Scottish Power plc is entitled not to proceed with the Demerger at any time, including after the Open Offer has become unconditional and/or the Scheme of Arrangement has become effective and notwithstanding approval of the Demerger by Scottish Power plc's shareholders. References in this document to the Demerger should be read accordingly. Further details in this respect are set out in paragraph 16 of Part 3.

13. Overseas shareholders

The implications of the Scheme for persons resident in, or citizens or nationals of, jurisdictions outside the United Kingdom ("overseas shareholders") may be affected by the laws of the relevant jurisdictions. Such overseas shareholders should inform themselves about and observe all applicable legal requirements.

It is the responsibility of any person into whose possession this document comes to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection with the allotment and issue of THUS Group Shares following completion of the Scheme, including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes or levies due in such jurisdiction.

If, in respect of any overseas shareholder, THUS Group is advised that the allotment and issue of THUS Group Shares would or might infringe the laws of any jurisdiction outside the United Kingdom, or would or might require THUS Group to obtain any governmental or other consent or effect any registration, filing or other formality with which, in the opinion of THUS Group, it would be unable to comply or which it regards as unduly onerous, then THUS Group may in its sole discretion either (a) determine that no THUS Group Shares shall be allotted and issued to such shareholder but that instead those THUS Group Shares shall be allotted and issued to a nominee appointed by THUS Group as trustee, for such shareholder, on terms that they shall be sold on behalf of such shareholder as soon as reasonably practicable after the Scheme becomes effective, with the net proceeds of sale (after deduction of all expenses and commissions, including any amount in respect of value added tax payable thereon) being remitted to the overseas shareholder concerned at the risk of such shareholder, or (b) determine that such THUS Group Shares shall be sold on behalf of such shareholder, in which event the THUS Group Shares shall be issued to such overseas shareholder and THUS Group shall appoint a person to procure that those shares be sold as soon as reasonably practicable after the Scheme becomes effective, with the net proceeds of sale (after deduction of all expenses and commissions, including any amount in respect of value added tax payable thereon) being remitted to the overseas shareholder concerned at the risk of such shareholder.

The THUS Group Shares are being offered in the U.S. in reliance upon the exemption from the requirements of the U.S. Securities Act of 1933 provided by section 3(a)(10) thereof, and may not be re-offered or sold in the U.S. absent an exemption from or registration under such Act. Neither the THUS Shares or the THUS Group Shares have been approved or disapproved by the U.S. Securities and Exchange Commission or any U.S. state securities commission, nor has any such commission passed on the accuracy or adequacy of this or any other document relating to the THUS Shares or THUS Group Shares. Any representation to the contrary is a criminal offence in the U.S.

For the purpose of qualifying for the exemption from the registration requirements of the U.S. Securities Act (as described above), THUS will advise the Court that its sanctioning of the Scheme will be relied upon by THUS as an approval of the Scheme following a hearing on its fairness to THUS Shareholders, at which hearing all THUS Shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all THUS Shareholders.

Overseas shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances. For information relating to the UK tax consequences of the Scheme, see paragraph 6 above.

14. Authorities relating to THUS Group's share capital

Before the Scheme becomes effective, the directors of THUS Group will convene an extraordinary general meeting of THUS Group at which, among other matters, the directors of THUS Group will be granted authority to issue and allot ordinary shares which will reflect those authorities that would be

appropriate for a listed company. As these resolutions are to be proposed prior to the Effective Date, they will be voted on by Scottish Power plc and David Nish, as the holders of 1,999,999 and 1 existing THUS Group Ordinary Shares, respectively.

For additional information on the authorities relating to THUS Group's share capital which have been, and are proposed to be, granted, see paragraph 4 of Part 3 of this document.

15. Reference to Listing Particulars

Listing Particulars relating to THUS Group, which are required to be published in accordance with the Listing Rules to effect the introduction of the THUS Group Ordinary Shares to the Official List, are obtainable on request, free of charge up until Admission at any time during normal business hours on weekdays from the registered office of THUS plc and of THUS Group plc (being, in each case, Dalmore House, 310 St. Vincent Street, Glasgow, Lanarkshire G2 5BB) or by calling the THUS Shareholder Information Line on 0845 203 2020 (overseas + 44 20 7864 9124). A copy of the Listing Particulars may also be inspected at the offices of Slaughter and May, 35 Basinghall Street, London EC2V 5DB during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted). A copy will also be available for inspection at the Extraordinary General Meeting and the Court Meeting.

16. Meetings and resolutions

THUS Group will appear by counsel at the final hearing of the petition to sanction the Scheme in order to consent to the Scheme and to undertake to the Court to be bound thereby and to execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to the Scheme.

Each member of the ScottishPower Group holding Scheme Shares at the Scheme Record Time and David Nish will appear by Counsel at the hearing of the petition to sanction the Scheme to consent to the Scheme and to undertake to be bound by its terms.

The Scheme will require the approval of the holders of Public Ordinary Shares at the Court Meeting, convened pursuant to an order of the Court, and the passing by THUS Shareholders at the Extraordinary General Meeting of the resolution numbered 2 in the notice of the Extraordinary General Meeting. Both meetings have been convened for 11 February 2002 and will be held at the Thistle Glasgow, 36 Cambridge Street, Glasgow, Lanarkshire, G2 3HN.

In addition, the Scheme requires the sanction of the Court.

Notice of the Court Meeting is set out on pages 76 to 77 of this document and notice of the Extraordinary General Meeting is set out on pages 78 to 80 of this document.

Court Meeting

The Court Meeting has been convened for 11.00 a.m. on 11 February 2002, pursuant to an order of the Court, at which meeting, or at any adjournment thereof, the holders of Public Ordinary Shares will consider and, if thought fit, approve the Scheme. In view of the interests of the ScottishPower Group in the Open Offer, the Scheme and the Demerger, ScottishPower (and, after the transfer to it of ScottishPower's THUS Ordinary Shares, Scottish Power plc) is not counted in the class of holders of Public Ordinary Shares. In addition, ScottishPower (and, after the transfer to it of ScottishPower's THUS Ordinary Shares, Scottish Power plc) and David Nish are, because of their existing holdings in THUS Group, treated differently under the Scheme from holders of Public Ordinary Shares. The holders of the ScottishPower Ordinary Shares, including David Nish, are therefore treated as a separate class (or classes) of holders of THUS Ordinary Shares for the purposes of the Scheme. Accordingly, ScottishPower (and, after the transfer to it of ScottishPower's THUS Ordinary Shares, Scottish Power plc) and David Nish cannot vote at the Court Meeting.

At the Court Meeting, voting will be by poll and each holder of Public Ordinary Shares entitled to attend and who is present in person or by proxy will be entitled to one vote for each THUS Ordinary Share held. The statutory majority required to approve the Scheme at the Court Meeting is a simple majority in number of the holders of Public Ordinary Shares present and voting (either in person or by proxy) at the Court Meeting representing not less than 75 per cent. of the nominal value of THUS Ordinary Shares held by such holders of Public Ordinary Shares.

In order that the Court can be satisfied that the votes cast constitute a fair representation of the views of the holders of Public Ordinary Shares, it is important that as many votes as possible are cast at the Court Meeting. Holders of Public Ordinary Shares are therefore urged to take the action referred to in paragraph 17 below.

It is also particularly important for you to be aware that if the Scheme is implemented, it will be binding on all Scheme Shareholders who were holding Scheme Shares at the Scheme Record Time irrespective of whether they attended the Court Meeting and irrespective of the manner in which they voted. If the Scheme becomes effective it will also be binding on the holders of the ScottishPower Ordinary Shares and the ScottishPower Preference Shares.

Extraordinary General Meeting

The Extraordinary General Meeting has also been convened for 11 February 2002 (the same date as the Court Meeting) at 11.15 a.m. (or, if later, immediately following the conclusion or adjournment of the Court Meeting), at which meeting, or at any adjournment thereof, THUS Shareholders will, *inter alia*, consider and, if thought fit, pass the special resolution numbered 2 which is set out in the notice of Extraordinary General Meeting set out on pages 78 to 80 of this document.

The special resolution is to approve:

- the Scheme; and
- the alterations to the THUS Articles to ensure (a) that the holders of any THUS Shares issued prior to the Scheme Record Time (but which are not otherwise caught by the Scheme) will be bound by the Scheme, (b) any THUS Shares allotted and issued after the Scheme Record Time are transferred to THUS Group in consideration for the issue of THUS Group Shares, and (c) if THUS Shares are allotted and issued within (b) following any reorganisation of or material alteration to the share capital of either THUS or THUS Group or any other return of value to holders of THUS Group Shares after the Effective Date, that the number of THUS Group Shares to be issued will be adjusted in an appropriate manner.

The majority required for the passing of the special resolution is not less than 75 per cent. of the votes cast. On a show of hands, each THUS Shareholder present in person (but not by proxy) will have one vote and on a poll each holder of THUS Preference Shares present in person or by proxy will have one vote for each £1 of paid-up THUS Preference Shares held and each holder of THUS Ordinary Shares present in person or by proxy shall have one vote for each 2.5 pence of paid-up THUS Ordinary Shares held.

For a description of the other business to be transacted at the Extraordinary General Meeting, please refer to Part 1 of the Open Offer Prospectus.

17. Action to be Taken

Forms of proxy are enclosed as follows:

- **for the Court Meeting, an orange form of proxy is enclosed with this document; and**
- **for the Extraordinary General Meeting, a blue form of proxy is enclosed with this document.**

Whether or not you propose to attend the meetings in person, you are requested, if you hold THUS Shares, to complete and return the orange and blue forms of proxy.

Completed forms of proxy should be returned to the Company's Registrars, Lloyds TSB Registrars Scotland, PO Box 28448, Finance House, Orchard Brae, Edinburgh EH4 1ZF as soon as possible and in any case so as to be received by the Registrars not later than 48 hours before the time appointed for the relevant meeting. The return of the forms of proxy will not prevent you from attending either of the meetings and voting in person if you wish. In each case, the forms and cards should be completed in accordance with the instructions printed on them.

The orange form of proxy in respect of the Court Meeting may also be handed to the Chairman at the Court Meeting before the start of the meeting. However, in the case of the Extraordinary General Meeting, the blue form of proxy will be invalid unless it is lodged so as to be received at least 48 hours before the time appointed for the Extraordinary General Meeting.

18. Further information

Your attention is drawn to the letter from your Chairman on pages 6 to 8 of this document, the information on THUS Group contained in Part 3 of this document and the Scheme set out on pages 69 to 75 of this document.

Yours faithfully
For and on behalf of Greenhill & Co. International LLP

James R. C. Lupton
Managing Director

PART 3. ADDITIONAL INFORMATION ON THUS GROUP

1. Introduction and Responsibility

The information contained in this Part 3 is extracted from the Listing Particulars. In the Listing Particulars, the THUS Group Directors, whose names appear in paragraph 3.1 below, accept responsibility for the information contained therein. To the best of the knowledge and belief of the THUS Group Directors (who have taken all reasonable care to ensure that such is the case), the information contained in the Listing Particulars (and extracted in this Part 3) is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Incorporation and Registration of THUS Group

2.1 THUS Group was incorporated and registered in Scotland on 7 January 2002, with registered number SC226738 under the Act as a public company limited by shares with the name THUS Group plc.

2.2 The registered and head office of THUS Group is at Dalmore House, 310 St. Vincent Street, Glasgow, Lanarkshire G2 5BB.

3. Directors

3.1 The names and functions of the THUS Group Directors, and the dates on which they were appointed THUS Group Directors, are as follows. The THUS Group Directors are currently directors of THUS and THUS Group in the same capacities:

Charles Andrew Berry	*Non-Executive Chairman*	11 January 2002
William Allan	*Chief Executive*	7 January 2002
John Noel Maguire	*Chief Financial Officer*	7 January 2002
Philip Stewart Male	*Executive Director, Operations*	11 January 2002
James Archibald Reid	*Executive Director, Sales & Marketing*	11 January 2002
Roy Drysdale Brown	*Non-Executive Director*	11 January 2002
Ian Hugh Chippendale	*Non-Executive Director*	11 January 2002
Josephine Lilian Connell	*Non-Executive Director*	11 January 2002
Michael Phillip de Kare-Silver	*Non-Executive Director*	11 January 2002
David Thomas Nish	*Non-Executive Director*	11 January 2002

3.2 The business address for all of the above THUS Group Directors is Dalmore House, 310 St. Vincent Street, Glasgow, Lanarkshire G2 5BB.

3.3 Save as disclosed in paragraph 10 below, none of the THUS Group Directors performs any activities outside the Group which are significant in respect to the Group.

4. Share Capital of THUS Group

4.1 On incorporation the authorised share capital of THUS Group was £50,100 divided into 2,000,000 ordinary shares of 2.5 pence each, of which there are 2,000,000 in issue and 100 cumulative participating non-redeemable preference shares of £1 each, of which there are none in issue. One THUS Group Ordinary Share was taken by each of Dalglen Directors Limited and Dalglen Secretaries Limited as the subscribers to the Memorandum of Association of THUS Group and were paid up in full in cash. The subscribers transferred one THUS Group Ordinary Share to each of Scottish Power plc and David Nish on 8 January 2002. On 8 January 2002 Scottish Power plc subscribed for a further 1,999,998 THUS Group Ordinary Shares at par and undertook to pay up the par value of those shares on or prior to 13 March 2002. These shares were allotted to Scottish Power plc on 11 January 2002.

4.2 Prior to the Effective Date, the following special resolutions of THUS Group will be proposed at an extraordinary general meeting. These resolutions will be voted upon prior to the Effective Date. Following their being passed:

(a) the authorised share capital of THUS Group will be increased from £50,100 to £72,617,548 through the creation of 1,702,701,920 THUS Group Ordinary Shares and 29,999,900 THUS Group Preference Shares;

(b) the THUS Group Directors will be generally and unconditionally authorised in accordance with section 80 of the Act to allot relevant securities (within the meaning of that section):

(i) up to such aggregate nominal amount as is required for the purposes of the Scheme; and

(ii) conditionally on the Demerger taking effect, upon such terms as the THUS Group Directors shall think fit, up to such number of THUS Group Ordinary Shares as will represent approximately one third of the expected number of THUS Group Ordinary Shares in issue immediately following completion of the Scheme, such authority to expire at the annual general meeting in 2002 save that THUS Group, pursuant to the authority granted by that resolution, may enter into a contract to allot relevant securities which would or might be completed wholly or partly after such expiry; and

(c) the THUS Group Directors will be generally empowered (pursuant to section 95 of the Act) to allot equity securities (as defined in section 94(2) of the Act) for cash as if section 89(1) of the Act did not apply to such allotment at any time:

(i) conditionally on the Demerger taking effect, in connection with an offer to holders of THUS Group Ordinary Shares in proportion (as nearly as may be) to their existing holdings of THUS Group Ordinary Shares but subject to such exclusions or other arrangements in relation to fractional entitlements or any legal problems under the laws of any territory, or the requirements of a regulatory body; and

(ii) conditionally on the Demerger taking effect, up to such number of THUS Group Ordinary Shares as will represent approximately 5 per cent. of the expected number of THUS Group Ordinary Shares in issue immediately following completion of the Scheme,

but so that THUS Group, pursuant to the power granted by that resolution, may enter into a contract to allot equity securities which would or might be completed wholly or partly after the expiry of such power.

The THUS Group Directors intend to utilise such authority in allotting THUS Shares pursuant to the Scheme and, thereafter, for general corporate purposes.

4.3 Save as disclosed in this paragraph 4, at the date of this document there has been no issue of share or loan capital of THUS Group since its incorporation and no share or loan capital of THUS Group is under option or agreed to be put under option.

At the date of this document, THUS Group has no subsidiaries and, accordingly, there has been no material issue of share or loan capital by any subsidiary undertaking of THUS Group for cash or other consideration.

4.4 The THUS Group Shares will, when issued, be in registered form and the THUS Group Ordinary Shares will be capable of being held in uncertificated form. No temporary documents of title have been or will be issued in respect of the THUS Group Shares.

4.5 The THUS Group Shares have not been marketed and are not available in whole or in part to the public otherwise than pursuant to the Scheme.

4.6 No commissions, discounts, brokerages or other special terms have been granted in respect of the issue of any share capital of THUS Group.

4.7 Under the Scheme, THUS Group will issue THUS Group Shares, credited as fully paid, to the Scheme Ordinary Shareholders on the following basis:

for each THUS Ordinary Share	**one THUS Group Ordinary Share**
for each THUS Preference Share	**one THUS Group Preference Share**

in each case credited as fully paid. Scottish Power plc, as the existing holder of 1,999,999 THUS Group Ordinary Shares and David Nish as the existing holder of one THUS Group Ordinary Share shall be deemed for these purposes to have acquired those shares pursuant to the Scheme and their entitlements as set out above shall be reduced accordingly. Accordingly, the proposed

authorised, issued and fully paid share capital of THUS Group as it will be following the Effective Date is as follows:

Class	Authorised		Issued and fully paid[(1)]	
	Number	Nominal Value	Number	Nominal Value
THUS Group Ordinary Shares	1,704,701,920	£42,617,548.000	1,278,526,451	£31,963,161.275
THUS Group Preference Shares	30,000,000	£30,000,000	25,000,000	£25,000,000

Note:
(1) The table set out above assumes no issues of shares by THUS or THUS Group after 16 January 2002 (being the latest practicable date prior to the publication of this document) other than in connection with the Scheme and the Open Offer (pursuant to which 573,042,580 THUS Ordinary Shares will be issued by THUS).

5. Share Capital of THUS

5.1 On incorporation the authorised share capital of THUS was £100 divided into 100 ordinary shares of £1 each of which two ordinary shares were issued at par (nil paid) to the subscriber to the Memorandum of Association of THUS, Mr Andrew John Blain of Shepherd & Wedderburn WS, solicitors to ScottishPower and THUS at such time, on behalf of ScottishPower, the founder. On February 2 1999, the two ordinary shares held by Mr Blain were paid to par and transferred to ScottishPower.

5.2 On September 30 1999, by ordinary and special resolutions passed at an extraordinary general meeting of THUS it was resolved that:

5.2.1 THUS adopt new articles of association;

5.2.2 each authorised and issued ordinary share of £1 in the capital of THUS be sub-divided into 40 ordinary shares in the capital of THUS of 2.5 pence each ("THUS Ordinary Shares"); and

5.2.3 the authorised share capital of THUS be increased from £100 to £15,000,000 by the creation of 599,999,920 THUS Ordinary Shares.

5.3 Pursuant to separate transfer agreements each dated 30 September 1999, THUS issued in aggregate 599,999,920 THUS Ordinary Shares to ScottishPower Telecommunications Limited, Demon Internet Limited, The Information Service Limited, The Call Centre Service Limited, Lancastrian Holdings Limited, Watermark Games Limited, Megafone (UK) Limited and ScottishPower Investments Limited, in consideration for the transfer to THUS of substantially all of the business and the majority of the assets and liabilities of each of those companies, except in the case of ScottishPower Investments Limited, in respect of which the consideration was the transfer to THUS of 750,000 ordinary shares of £1 each (representing a 50 per cent. voting interest) in the share capital of Scotland on Line Limited. On October 8 1999, those 599,999,920 THUS Ordinary Shares were transferred to ScottishPower which became the sole shareholder in THUS at that date.

5.4 On 18 October 1999, by ordinary and special written resolutions passed by ScottishPower, as THUS's sole shareholder, it was resolved that:

5.4.1 THUS convert from a private company limited by shares to a public company limited by and be re-registered as a public limited company;

5.4.2 THUS alter its Memorandum of Association to reflect its conversion to a public company limited by shares and adopt new Articles of Association;

5.4.3 the authorised share capital of THUS be increased from £15,000,000 to £45,000,000 by the creation of 30,000,000 cumulative participating non-redeemable preference shares of £1 each in the capital of THUS, the rights attaching to which are as set out in the Articles of Association (the "THUS Preference Shares");

5.4.4 the directors of THUS be generally and unconditionally authorised for the purposes of section 80 of the Act to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of £25 million, such authority to expire (unless previously renewed, varied or revoked by THUS in general meeting) at the conclusion of the next

annual general meeting of THUS following the passing of the resolution, save that THUS may before such expiry, or the expiry of any renewal of the authority, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority had not expired and provided further that the authority shall supersede and revoke any other earlier such authorities to allot relevant securities; and

5.4.5 the directors of THUS be generally empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94(2) of the Act) for cash pursuant to the authority described in subparagraph 5.4.4 above as if section 89(1) of the Act did not apply to any such allotment, such power to be limited to allotments of equity securities in connection with an offer of such securities open for acceptance for a period fixed by the directors of THUS to holders of THUS Ordinary Shares on the register on a record date fixed by the directors in proportion (as nearly as may be) to their holdings of THUS Ordinary Shares but subject to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or stock exchange in any territory or in relation to fractional entitlements or by virtue of shares being represented by depositary receipts or otherwise howsoever provided always that such power expires at the conclusion of the next annual general meeting of THUS following the passing of the resolution (unless renewed, varied or revoked by THUS), save that THUS may before such expiry, or the expiry of any renewal of the authority, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors of THUS may allot equity securities in pursuance of such offer or agreement as if this power had not expired.

5.5 On 18 October 1999, THUS issued and allotted to ScottishPower for cash, 25,000,000 THUS Preference Shares.

5.6 On 9 November 1999, by ordinary and special written resolutions passed by ScottishPower, as THUS's sole shareholder, it was resolved that:

5.6.1 the authorised share capital of THUS be increased from £45,000,000 to £47,637,096.775 by the creation of 105,483,871 THUS Ordinary Shares and THUS's Memorandum and Articles of Association be altered accordingly;

5.6.2 the directors of THUS be generally and unconditionally authorised for the purposes of section 80 of the Act to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of £2,637,096.775 authority to expire (unless previously renewed, varied or revoked by THUS in general meeting) at the conclusion of the next annual general meeting of THUS following the passing of the resolution, save that THUS may before such expiry, or the expiry of any renewal of the authority, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority had not expired and provided further that the authority shall supersede and revoke any other earlier such authorities to allot relevant securities; and

5.6.3 the directors of THUS be generally empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94(2) of the Act) for cash pursuant to the authority described in subparagraph 5.6.2 above as if section 89(1) of the Act did not apply to any such allotment, such power to be limited to (subject to the directors in their absolute discretion determining the number of equity securities to be so allotted and the price at which they may be allotted) the allotment of equity securities pursuant to the Global Offering provided always that such power expires at the conclusion of the next annual general meeting of THUS following the passing of the resolution (unless renewed, varied or revoked by THUS), save that THUS may before such expiry, or the expiry of any renewal of the authority, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors of THUS may allot equity securities in pursuance of such offer or agreement as if this power had not expired.

5.7 On 15 November 1999, THUS allotted and issued 105,483,871 THUS Ordinary Shares to Goldman Sachs Securities (Nominees) Limited pursuant to the Global Offering.

5.8 Immediately prior to the publication of this document the authorised share capital of THUS was £47,637,096.775, comprising 705,483,871 THUS Ordinary Shares and 30,000,000 THUS Preference Shares of which 705,483,871 THUS Ordinary Shares and 25,000,000 THUS Preference Shares were issued (all of which were fully paid or credited as fully paid).

5.9 As set out in the notice of Extraordinary General Meeting, a special resolution will be proposed at the Extraordinary General Meeting to:

5.9.1 increase the authorised share capital of THUS from £47,637,096.775 to £61,963,161.275 by the creation of an additional 573,042,580 THUS Ordinary Shares;

5.9.2 authorise the Board unconditionally, to exercise all powers of THUS to allot relevant securities (within the meaning of section 80 of the Act) in connection with the Open Offer up to an aggregate nominal amount of £14,326,064.50; and

5.9.3 empower the board of directors of THUS, pursuant to section 95 of the Act, to allot equity securities (within the meaning of section 94 of the Act) for cash, pursuant to the authority conferred by paragraph 5.9.2 above as if section 89(1) of the Act did not apply to any such allotment to the extent set out in the resolution and free of the restrictions contained in article 7.2 of the Articles of Association of THUS.

This resolution is required in order to effect the Open Offer.

6. Subsidiary Undertakings

Following implementation of the Scheme, THUS Group will directly own 100 per cent. of the issued share capital of THUS. Accordingly, following implementation of the Scheme, THUS Group will be the holding company of the existing group. The following table shows what will be the principal subsidiary and associated undertakings of THUS Group following the Effective Date. Unless otherwise stated, each of the following subsidiary undertakings will be wholly owned, either by THUS Group, THUS or by one of their subsidiaries:

Name	Principal Activity	Issued and fully paid share capital	Country of Incorporation and Registration	Registered Office
THUS plc	Voice, data, Internet and contact centre services provider	1,278,526,451 ordinary shares of 2.5 pence each and 25,000,000 cumulative participating non-redeemable preference shares of £1 each	Scotland	Dalmore House, 310 St. Vincent Street, Glasgow, Lanarkshire G2 5BB
Scotland on Line Limited (50 per cent. owned by THUS)	Internet service provider	1,500,000 ordinary shares of £1 each	Scotland	Gateway East, Gemini Crescent, Technology Park, Dundee
Golfing Scotland Limited	Dormant	2 ordinary shares of £1 each	Scotland	Scottish National Golf Centre, Drumoig, Leuchars, St Andrews, KY16 0DW
Demon Internet Inc	US internet peering management	100 no par value common stock	USA	1220 Market Building, Wilmington DE, 19801, United States
THUS Profit Sharing Trustees Limited	Trustee	2 ordinary shares of £1 each	Scotland	Dalmore House, 310 St Vincent Street, Glasgow G2 5BB

7. Summary of Memorandum and Articles of Association of THUS Group

7.1 Memorandum of Association

The Memorandum of Association of THUS Group provides that its principal objects are to carry on the business of a holding company and to carry on any trade or business whatever which can in the opinion of the THUS Group Directors be advantageously carried on in connection with or ancillary to any of the businesses of THUS Group and to do all such other things as may be deemed incidental or conducive to the attainment of THUS Group's objects or any of them. The objects of THUS Group are set out in full in Clause IV of the Memorandum of Association which is available for inspection at the address specified in paragraph 24 of this Part 3 below.

7.2 Articles of Association

The Articles of Association (in this paragraph 7.2, the "Articles") of THUS Group (in this paragraph 7.2, the "Company"), which were adopted on 8 January 2002 contain (amongst others) provisions to the following effect:

7.2.1 Rights attaching to shares

(a) Dividends

Subject to the provisions of the Companies Acts, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, provided that no dividend shall exceed the amount recommended by the board of directors of the Company (in this paragraph 7.2, the "Board"). Notwithstanding these provisions, but subject to the provisions of the Companies Acts, the directors of the Company (in this paragraph 7 the "Directors") may declare and pay dividends on the THUS Group Preference Shares in accordance with the terms of their issue.

Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. Except as otherwise provided by the rights attached to shares, all dividends shall be apportioned and paid proportionately according to the amounts paid up on the shares during any portion of the period in respect of which the dividend is paid.

Subject to the provisions of the Companies Acts and the Articles, the Board may pay interim dividends, any fixed rate dividend and also any dividend payable at a fixed date, if it appears to the Board to be justified by the profits of the Company available for distribution. If the Board acts in good faith, it is not liable to holders of shares with preferred rights for any loss arising from the payment of interim dividends on other shares. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

A general meeting declaring a dividend may, on the recommendation of the Board, by ordinary resolution, direct that payment of any dividend be satisfied in whole or in part by the distribution of assets, including, without limitation, paid up shares or debentures of another body corporate. The Board may, if authorised by an ordinary resolution of the Company, offer any holders of shares the right to elect to receive shares credited as fully paid instead of cash in respect of any dividend or part thereof.

Any dividend that has remained unclaimed for twelve years from the date when it became due for payment shall, if the Board so resolves, be forfeited and shall cease to remain owing by the Company.

The Company may cease sending dividend warrants and cheques by post or otherwise to a member if such instruments have been returned undelivered to, or left uncashed by, that member on at least two consecutive occasions, or, following one such occasion, reasonable enquiries have failed to establish any new address of the registered holder. The Company must resume sending warrants and cheques if the holder claims a dividend or cashes a dividend warrant or cheque.

(b) Voting rights

Subject to any rights or restrictions as to voting attaching to any shares and to any other provisions of the Articles (for example, the restrictions on voting referred to in sub-paragraph (d)

below), on a show of hands every member who is present in person at a general meeting shall have one vote and on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder.

No member shall, unless the Board otherwise decides, be entitled to vote, at a general meeting or at a separate meeting of the holders of any class of shares in the capital of the Company either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

(c) Disclosure of interests in shares

If any member or other person appearing to be interested in shares of the Company has been duly served with a notice under section 212 of the Companies Act and is in default for the prescribed period in supplying to the Company the information thereby required, or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the Board may impose restrictions upon the relevant shares.

The restrictions available are the suspension of voting or other rights conferred by membership in relation to meetings of the Company in respect of the relevant shares and, additionally, in the case of a shareholding representing at least 0.25 per cent. of the class of shares concerned, the withholding of payment of dividends on, and the restriction of transfers of, the relevant shares.

The restrictions on transfer shall not apply if the relevant shares are transferred by means of an approved transfer, or if the member is not himself in default and satisfies the Board that no person who is in default is interested in the shares to be transferred or registration of the transfer is required by the Regulations.

A member may also be required to disclose his interests in shares as described in sub-paragraph (d) below.

(d) Compulsory disposals and restrictions on voting

Upon receipt from a licensing authority (as defined in the Articles) of a notice that, in the opinion of the licensing authority, an interest of any person in shares of the Company is prejudicial to the Company's continued holding of a telecommunications licence (which the Board considers to be a material licence), the Board may require the disposal of the relevant shares.

Until such a disposal of the relevant shares has taken place, the holder may only exercise its voting rights and right to transfer such shares in accordance with Article 74A of the Articles. The member concerned may be required to dispose of all or some of the relevant shares (as specified by the Board) within 21 days or such other period as the Board may determine. Failure to dispose of the relevant shares within the designated period shall entitle the Board to transfer the shares, using its best endeavours to obtain a reasonable price, and to register the transferee as holder of the shares and issue a certificate in respect of the shares transferred. The net proceeds of the disposal of the shares will be paid to the former holder of the shares upon surrender of the relevant share certificate. A certificate will be issued for any balance of shares.

However, the compulsory disposal of the shares, either by the member concerned or by the Board, shall not take place during any period when dealings by the Directors in the Company's shares are not permitted by law or the regulations of the UK Listing Authority. Neither the Company nor the Board shall be liable to the former member for failing to obtain the best price reasonably obtainable for the shares transferred, provided that the Board acts in good faith.

A person who becomes aware that his holding of shares will or is likely to be prejudicial to the Company's holding of a material licence shall, as soon as practicable, either transfer the shares himself or request the Board in writing to dispose of those shares on his behalf.

In the absence of a notice from a licensing authority, the Board is entitled to assume that no shares are held in such a way as to prejudice the Company's holding of a material licence. If such a notice is received, the Board may call upon the relevant member to provide information and evidence as to this shareholding. In the event of such information and evidence not being provided within the specified period (not being less than 21 days), the Board may treat any relevant shares as being held in such a way as to entitle the Board to dispose of those shares, until the shareholder in question establishes otherwise to the reasonable satisfaction of the Board.

(e) Distribution of assets on liquidation

On a winding-up of the Company, the liquidator may, with the sanction of an extraordinary resolution and any other sanction required by the Insolvency Act 1986 (and subject to the rights of holders of THUS Group Preference Shares, as described in paragraph 7.2.15 of this Part 3, divide amongst the members *in specie* the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division is to be carried out as between the members or different classes of members or vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members and determine the scope and terms of those trusts. No member shall be compelled to accept any assets on which there is a liability.

7.2.2 Transfer of shares

All transfers of certificated shares may be effected by an instrument of transfer in any usual form or in any other form approved by the Board. The instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. The Board may, in its absolute discretion and without giving any reason, refuse to register any transfer of a share which is not fully paid, provided that such refusal does not prevent dealings in shares in the Company from taking place on an open and proper basis. The Board may also refuse to register the transfer of a certificated share unless the instrument of transfer:

(i) is lodged, duly stamped, at the Company's registered office or at such other place as the Board may appoint accompanied by the share certificate for the shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii) is in respect of only one class of shares;

(iii) is in favour of not more than four transferees;

(iv) is not in favour of a minor; and

(v) is not in favour of a bankrupt or person of mental health.

Subject to the provisions of the Regulations, the Board may permit the holding of shares in any class of shares in uncertificated form and the transfer of title to shares in that class by means of a relevant system and may determine that any class of shares cease to be a participating security.

7.2.3 Changes in share capital

(a) Subject to the provisions of the Companies Acts and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the Board shall determine. Subject to the provisions of the Companies Acts, and without prejudice to any rights attached to any existing shares or class of shares, the Company may issue shares which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder. Subject to the provisions of the Companies Act and the Articles, unissued shares are at the disposal of the Board.

(b) The Company may by ordinary resolution increase its share capital; consolidate and divide all or any of its share capital into shares of larger amount than its existing shares; subject to the provisions of the Companies Acts, subdivide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association; or cancel any shares which have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

(c) Subject to the Companies Acts, the Company may, by special resolution, reduce its share capital, any capital redemption reserve and any share premium account and may also, subject to the Companies Acts, the requirements of the UK Listing Authority, and the rights attached to any class of shares, purchase its own shares.

7.2.4 Variation of rights

(a) Subject to the provisions of the Companies Acts, the rights attached to any class of shares may (unless further conditions are provided by the terms of issue of the shares of that class)

be varied or abrogated, whether or not the Company is being wound up, either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of holders of the shares of the class (but not otherwise).

(b) The rights attaching to any shares or class of shares are not, unless otherwise expressly provided, deemed to be varied by the creation or issue of further shares ranking *pari passu* with, or subsequent to, them or by the purchase or redemption by the Company of any of its own shares in accordance with the Companies Acts and the Articles.

7.2.5 Lien and forfeiture

The Company will have a lien (enforceable by sale) on every partly paid share (including dividends payable on such a share) for all moneys payable to the Company in respect of that share. The Board may call any moneys unpaid on shares and may forfeit shares on which calls payable are not duly paid. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited shares which have not been paid before the forfeiture.

7.2.6 Directors' interests

(a) Except as otherwise provided by the Articles, a director of the Company shall not vote at a meeting of the Board or a committee of the Board on any resolution of the Board concerning a matter in which he has an interest (other than by virtue of his interest in shares, debentures or other securities of, or otherwise in or through, the Company) that (together with any interest of any person connected with him) is, to his knowledge, material unless his interest arises only because the case falls within one or more of the following paragraphs:

(i) the resolution relates to the giving of a guarantee, security or indemnity in respect of money lent, or obligations incurred by him or any other person at the request of or for the benefit of, the Company or any of its subsidiary undertakings;

(ii) the resolution relates to the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he has assumed responsibility (in whole or in part whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(iii) the resolution relates to a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(iv) the resolution relates to any contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, within the meaning of Part VI of the Act, directly or indirectly, whether as an officer or shareholder or otherwise, provided that he is not the holder of or beneficially interested in shares representing one per cent or more of any class of the equity share capital of such body corporate or of the voting rights available to members of the relevant body corporate;

(v) the resolution relates to any contract, arrangement, transaction or proposal for the benefit of the employees of the Company or any of its subsidiary undertakings and does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates;

(vi) any contract, arrangement, transaction or proposal concerning any insurance which the Company is empowered to purchase or maintain for or for the benefit of any directors of the Company or for persons who include directors of the Company.

(b) A Director may not vote or be counted in the quorum on a resolution of the Board or a committee of the Board concerning his own appointment (including fixing or varying the terms of appointments) to an office or employment with the Company or any body corporate in which the Company is interested.

7.2.7 Remuneration of directors

(a) The ordinary remuneration of the Directors who do not hold executive office for their services (excluding amounts payable under any other provisions of the Articles described below) shall

not exceed in aggregate £250,000 per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Subject thereto, each such director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the Board. Any director who is appointed to any executive office shall be entitled to receive such remuneration as the Board may determine.

(b) Any Director not holding executive office and who serves on any committee of the Board, who by the request of the Board goes or resides abroad for any purpose of the Company or otherwise performs special services which in the opinion of the Board of the Company are outside the scope of the ordinary duties of a Director, may (without prejudice to subparagraph (a) above) be paid such extra remuneration by way of salary, commission or otherwise as the Board may determine.

(c) The Board may provide benefits, whether by the payment of gratuities, pensions or insurance or otherwise, for any past or present director of the Company (or other employee of the Company or any subsidiary or associated company), or any member of his family, or any person who is or was dependent on him and may contribute to any fund and pay premiums for the purchase or provisions of any such benefit.

(d) The Directors may be paid by the Company all travelling, hotel and other expenses properly incurred in attending meetings of the Directors or committees of the Board or general meetings or otherwise in connection with the discharge of their duties.

(e) A director shall not be required to hold any shares of the Company by way of qualification.

7.2.8 Appointment of Directors

Directors may be appointed by the Company by ordinary resolution or by the Board. A director appointed by the Board holds office only until the next general meeting and is not taken into account in determining the Directors who are to retire by rotation at that meeting. Unless and until otherwise determined by ordinary resolution the number of Directors shall be not less than four, nor more than 16, in number.

7.2.9 Retirement of Directors by rotation

At every annual general meeting of the Company, as nearly as possible one-third of the Directors shall retire by rotation. The Directors to retire shall be those Directors who have been longest in office or, in the case of those who were appointed or re-appointed on the same day, shall be (unless they otherwise agree) determined by lot.

7.2.10 Powers of the Board

Subject to the Companies Act, the Memorandum of Association, the Articles and to any directions given by the Company in general meeting by special resolution, the business of the Company will be managed by the Board which may exercise all the powers of the Company. No alteration of the Memorandum of Association or the Articles and no such special resolution shall invalidate any prior act of the Board which would have been valid if that alteration had not been made or that resolution had not been passed. A meeting of Directors or any committee authorised by the Board at which a quorum is present may exercise all powers exercisable by the Directors.

7.2.11 Borrowing powers

The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Companies Act, to issue debentures and other securities whether outright or as collateral security, for any debt, liability or obligation of the Company or of any third party. The Board will restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (but as regards subsidiaries only insofar as by the exercise of such rights or powers of control the Board can secure) that the aggregate principal amount from time to time outstanding of all borrowings by the Company and its subsidiaries (exclusive of borrowings owing by one member of the Group to another member of the Group) will not at any time without the previous sanction of an ordinary resolution of the Company exceed the sum of £1,000,000,000.

7.2.12 Indemnity of officers

Subject to the provisions of the Companies Acts but without prejudice to any indemnity to which a director of the Company may otherwise be entitled, every director or other officer shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings whether criminal or civil in which judgment is given in his favour or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

7.2.13 Untraced shareholders

The Company shall be entitled to sell at the best price reasonably obtainable, the shares of a member or the shares to which a person is entitled by transmission provided that:

(i) during a period of twelve years prior to the date of advertising its intention to sell such shares at least three dividends in respect of such shares have been declared and all dividend warrants and cheques sent have remained uncashed;

(ii) as soon as practicable after the expiry of the period referred to in sub-paragraph (i) above the Company inserts advertisements in a national daily newspaper and in a newspaper circulating in the area of the last known address of the member or other person giving notice of its intention to sell the shares;

(iii) during the period referred to in sub-paragraph (i) above and the period of three months following the publication of the advertisements referred to in sub-paragraph (ii) above the Company receives no indication of the whereabouts or existence of the member or other person; and

(iv) if the shares are listed on the London Stock Exchange the Company gives notice to the London Stock Exchange of its intention to sell the shares prior to publication of the advertisements.

The net proceeds of such sale shall belong to the Company, which shall be obliged to account to the former member or other person previously entitled to the shares for an amount equal to the proceeds as a creditor of the Company.

7.2.14 Members resident abroad

Members with registered addresses outside the United Kingdom are not entitled to receive notices from the Company unless they have given the Company an address within the United Kingdom at which such notices may be served.

7.2.15 THUS Group Preference Shares

(a) Dividends

The THUS Group Preference Shares shall confer upon the holders thereof the right, subject to the provisions of the Companies Act and the Articles, to receive:

(i) in priority to the payment of any dividend to the holders of the THUS Group Ordinary Shares, a preferential dividend of £0.20 per THUS Group Preference Share (exclusive of any associated tax credit) payable on the date of issue of the relevant THUS Group Preference Shares;

(ii) in priority to the payment of any dividend to the holders of the THUS Group Ordinary Shares, a fixed cumulative preferential dividend of ten per cent. per annum per THUS Group Preference Share (exclusive of any associated tax credit) payable half-yearly in arrears on 30 April and 31 October (or the nearest business day after such date) in each year; and

(iii) in priority to the payment of any dividend to the holders of the THUS Group Ordinary Shares, a variable participating dividend of one per cent. on the amount of the Company's annual consolidated post tax profits up to £50 million, 0.1 per cent. of the Company's annual consolidated post tax profits between £50 million and £100 million and 0.01 per cent. of the Company's annual consolidated post tax profits in excess of £100 million.

Dividends paid to the holders of the THUS Group Preference Shares shall be paid according to the amounts paid up or credited as paid up on the THUS Group Preference Shares.

(b) Voting rights

The THUS Group Preference Shares shall (subject to the provisions of the Companies Act and of the Articles) confer on the holders the right to receive notice of and to attend all general meetings of the Company but shall only confer the right to speak or vote at any such meeting if the business of the meeting includes the consideration of a resolution for winding up the Company or modifying, varying or abrogating any of the rights or privileges attaching to the THUS Group Preference Shares, or if any part of any dividend payable in respect of the THUS Group Preference Shares is six months or more in arrears. For any resolution on which holders of the THUS Group Preference Shares are entitled to vote, each such holder present in person shall, on a show of hands, have one vote and, on a poll, each such holder present in person or by proxy, shall have one vote in respect of every £1 in nominal amount of THUS Group Preference Shares of which he is the holder.

(c) Distribution of assets on liquidation or other return of capital

In the event of a winding up of the Company or other return of capital (except on conversion, redemption or purchase by the Company of any of its shares), the assets of the Company available for distribution among the shareholders shall be divided in the following manner and order of priority:

(i) firstly, in paying to the holders of THUS Group Preference Shares all unpaid arrears and accruals of dividends (whether or not such unpaid arrears and accruals have become due and payable) to be calculated down to and including the date of return of capital;

(ii) secondly, in paying to the holders of THUS Group Preference Shares a sum equal to the capital paid up or credited as paid up in respect of the THUS Group Preference Shares held by them, respectively;

(iii) thirdly, in paying to the holders of the THUS Group Ordinary Shares a sum equal to the capital paid up or credited as paid up in respect of the THUS Group Ordinary Shares held by them; and

(iv) fourthly, in paying any surplus to the holders of the THUS Group Ordinary Shares and the THUS Group Preference Shares, 0.5 per cent. of such surplus being paid to the holders of the THUS Group Preference Shares and 99.5 per cent. of such surplus being paid to the holders of the THUS Group Ordinary Shares rateably in accordance with the amount paid up or credited as paid up on the THUS Group Preference Shares and the THUS Group Ordinary Shares held by them respectively.

(d) Restrictions

The Company is prohibited from taking certain actions, including capitalising profits or making certain issues of new shares or reducing its capital in certain circumstances, unless the Company shall have obtained the consent in writing of the holder or holders of THUS Group Preference Shares, representing three-quarters of the nominal value of the THUS Group Preference Shares then outstanding or the approval of an extraordinary resolution of the shareholders passed at a separate meeting of the holders of the THUS Group Preference Shares then outstanding validly held in accordance with the provisions of the Articles.

(e) General

The holders of the THUS Group Preference Shares shall be entitled to the right to be sent (at the same time as the same are sent to the holders of THUS Group Ordinary Shares) all notices of general meetings of the Company and a copy of all circulars and other like documents sent by the Company to the holders of THUS Group Ordinary Shares.

7.2.16 In this paragraph 7, the term "Companies Act" has the meaning given by section 744 of the Act and includes any enactment passed after those Acts which may, by virtue of that or any other such enactment, be cited together with those Acts as the "Companies Acts" (with or without the addition of an indication of the date of any such enactment).

8. Summary of the principal differences between the THUS Articles and the THUS Group Articles

The principal differences between the THUS Group Articles and the THUS Articles are explained below. A copy of the THUS Group Articles and the THUS Articles will be available for inspection as set out in paragraph 24 below. A copy of the THUS Articles (including the amendments proposed to be made at the Extraordinary General Meeting) will be available during, and for at least 15 minutes prior to, the Court Meeting and the Extraordinary General Meeting.

8.1 Article 4.3 of the THUS Group Articles provides that holders of THUS Group Preference Shares are entitled to a preferential dividend of £0.20 per THUS Group Preference Share, payable on the date of issue of the relevant THUS Group Preference Shares. This initial dividend entitlement reflects the accrued preferential dividends on the THUS Preference Shares.

8.2 The THUS Group Articles contain no provisions equivalent to Article 7 of the THUS Articles, which Article provides the Directors with authority to allot further shares in THUS and disapplies the statutory pre-emption rights in respect of any such allotments. Such powers and disapplication in respect of THUS Group will be provided by way of shareholder resolution.

9. THUS Group Directors' and other interests in THUS and THUS Group

9.1 Set out below are the beneficial interests of the THUS Group Directors in THUS Shares. The interests are calculated as at 16 January 2002 (the latest practicable date prior to the publication of this document). In the event that the Scheme becomes effective then the THUS Group Directors will have the following beneficial interests in THUS Group Shares by virtue of the effect of the Scheme on their existing holdings of THUS Shares. The following table does not reflect the extent to which any THUS Group Directors may have additional beneficial interests by virtue of their exercising any options under the THUS Employee Share Schemes. The intentions of the THUS Group Directors in this regard are set out in paragraph 9.3 of this Part 3. In addition, the following table does not reflect the extent to which any THUS Group Directors may have additional beneficial interests by virtue of subscribing new THUS Ordinary Shares pursuant to the Open Offer.

Directors	No. of THUS Ordinary Shares/THUS Group Ordinary Shares	Percentage of issued ordinary share capital
Charles Berry	10,000	0.0014
William Allan	59,608	0.0084
John Maguire	Nil	Nil
Philip Male	27,449	0.0039
James Reid	20,000	0.0028
Roy Brown	4,500	0.0006
Ian Chippendale	33,225	0.0047
Josephine Connell	17,000	0.0024
Michael de Kare-Silver	5,000	0.0007
David Nish	2,114	0.0003

The interests of the THUS Group Directors together represent approximately 0.025 per cent. of the issued share capital of THUS in existence as at 16 January 2002, the latest practicable date prior to publication of this document.

9.2 In addition to their being treated as having an interest in 19,500,586 THUS Ordinary Shares held in the THUS plc Employee Share Trust, the THUS Group Directors also have interests in THUS Ordinary Shares as at the date referred to in paragraph 9.1 above as a result of their participation in the THUS Employee Share Schemes. These interests were as follows:

	Number of options outstanding as at 16 January 2002, the latest practicable date prior to publication of this document			
Director	Sharesave Scheme	Executive Scheme	Discretionary Scheme	Equity Plan
William Allan	—	234,662	—	252,982
John Maguire	—	—	1,000,000	—
Philip Male	2,136	184,049	—	133,932
James Reid	—	—	500,000	—

The options granted to William Allan and Philip Male under the Executive Scheme have an exercise price of £3.26 per share and are exercisable during the period from June 2003 to June 2010. John Maguire's options under the Discretionary Scheme are exercisable at 72 pence per share during the period from December 2003 to December 2007. James Reid's options under the Discretionary Scheme have an exercise price of 60 pence per share and are exercisable during the period from June 2004 to June 2008.

The Performance Unit Equity Plan entitlements of William Allan and Philip Male represent the balance of shares due to them under the terms of that plan, for which no consideration is payable. The second tranche of entitlement (amounting to 25 per cent.) is exercisable between 17 November 2001 and 17 May 2002 and the balance of entitlement (50 per cent.) is exercisable between 17 November 2002 and 17 May 2003. Both William Allan and Philip Male exercised the first tranche of entitlement (25 per cent.) last year.

9.3 In the event that the Scheme is completed then the THUS Group Directors will have interests in THUS Group Ordinary Shares arising pursuant to their existing interests in THUS Ordinary Shares under the THUS Employee Share Schemes referred to above. The extent to which they do have interests in THUS Group Ordinary Shares will depend upon whether they exercise or rollover their options/awards. The THUS Group Directors intend to rollover their options and awards.

9.4 The above interests are based upon the interests of the THUS Group Directors in THUS Shares which (a) have been notified by each THUS Group Director to THUS pursuant to section 324 or section 328 of the Act before 16 January 2002 (the latest practicable date prior to the publication of this document), or (b) are required pursuant to section 325 of the Act to be entered into the register of directors' interests maintained under that section, or (c) are interests of a connected person (within the meaning of section 346 of the Act) of a THUS Group Director which would, if the connected person were a THUS Group Director, be required to be disclosed under such sections of the Act, and the existence of which is known to or could with reasonable diligence be ascertained by that THUS Group Director.

9.5 Save as set out above and save for David Nish's interest in the one THUS Group Ordinary Share held by him prior to the Effective Date and David Nish and Charles Berry's (as directors of Scottish Power plc) interest in 1,999,999 THUS Group Ordinary Shares held by Scottish Power plc prior to the Effective Date, no THUS Group Director (nor any person connected with them) has any interests (beneficial or non-beneficial) in the share capital of THUS Group. Save as set out above, no THUS Group Director (nor any person connected with them) holds an interest in any other securities of the Group.

9.6 Insofar as is known to THUS Group on 16 January 2002 (the latest practicable date prior to the publication of this document), the following persons will hold, following admission to the Official List, directly or indirectly, interests (as defined in Part VI of the Act) representing three per cent. or more of the issued THUS Group Shares (on the basis of their existing holdings of THUS Shares as at 16 January 2002, the latest practicable date prior to the publication of this document):

Name of Shareholder	Existing holding of THUS Ordinary Shares	Number of THUS Group Ordinary Shares	per cent. of issued ordinary share capital	Existing holding of THUS Preference Shares	Number of THUS Group Preference Shares	per cent. of issued preference share capital
Scottish Power plc	353,396,513	353,396,513	50.1	25,000,000	25,000,000	100
Cater Allen International Limited	27,100,000	27,100,000	3.8	0	0	0

Note:
The table set out above assumes (i) no dealings in THUS or THUS Group after 16 January 2002 (being the latest practicable date prior to the publication of this document); and (ii) no issues of shares by THUS or THUS Group other than pursuant to the Scheme after 16 January 2002 (being the latest practicable date prior to the publication of this document). In particular, any shares which may be issued pursuant to the Open Offer have not been taken into account in the above table. Depending on the level of subscription by THUS Shareholders and underwriters, other than Scottish Power plc under the Open Offer, Scottish Power plc will, following completion of the Open Offer, hold between 714,387,741 and 926,439,093 THUS Ordinary Shares.

9.7 Save as disclosed in paragraph 9.6 above, THUS Group is not aware of any person who is, or will be, immediately following admission to the Official List, directly or indirectly, interested in three per cent. or more of the THUS Group Ordinary Shares or the THUS Group Preference Shares.

9.8 THUS Group is not aware of any person other than ScottishPower and its parent undertakings who, following implementation of the Scheme, directly or indirectly, jointly or severally, exercises or could exercise control over THUS Group.

9.9 Other than Charles Berry and David Nish who, as directors of Scottish Power plc and ScottishPower are regarded as having an interest in transactions between the Company and the ScottishPower Group, no THUS Group Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of THUS Group or the Group and which was effected by THUS Group or any member of the Group during the current or immediately preceding financial year, or which was effected during an earlier financial year and remains in any respect outstanding or unperformed. Under the terms of the Relationship Agreement summarised in paragraph 13 below, the Directors nominated by ScottishPower are not permitted to vote on or count in the quorum in relation to any Board meeting where THUS intends to enter into or enforce any contract, arrangement or transaction with any member of the ScottishPower Group.

9.10 Save as set out herein, none of the THUS Group Directors had a beneficial interest in any contract to which the Company or a subsidiary was a party during the financial year.

9.11 There are no outstanding loans or guarantees granted or provided by THUS or THUS Group or any of their respective subsidiaries or for the benefit of any director of THUS Group.

10. THUS Group Directors' service agreements and term of appointment

10.1 The executive directors of THUS Group will be:

William Allan	Chief Executive
John Maguire	Chief Financial Officer
Philip Male	Executive Director, Operations
James Reid	Executive Director, Sales & Marketing

10.2 Following completion of the Scheme, the executive directors of THUS Group will continue to be employed under their existing service contracts by THUS.

10.3 On 22 October 1999 THUS entered into a service contract with Mr William Allan pursuant to which Mr Allan is employed by THUS as Chief Executive. The contract is terminable on either party's provision of not less than 12 months' notice in writing. For a period of 12 months following a trade sale by ScottishPower of the business and assets of THUS or a sale by ScottishPower of a controlling interest in the shares of THUS, Mr Allan is entitled to be given a notice period of 24 months in respect of termination by THUS of his service agreements. For the period from the commencement of the thirteenth month following such sale and ending 24 months after such sale, Mr Allan is entitled to be given a decreasing notice period of between 23 and 12 months. Thereafter, Mr Allan will be entitled to a notice period of 12 months. The Demerger will not trigger these extended notice provisions. Mr Allan is entitled to an annual salary of £255,000 which is subject to review by THUS. Mr Allan is also entitled to participate in any performance related pay scheme of THUS for certain senior staff on such terms and conditions as THUS may from time to time determine, and also to a contract car, private health insurance, pre-retirement leave at the age of sixty-two amounting to one day for each completed year of continuous employment, subject to a maximum of thirty five days and other benefits. Mr Allan will whilst THUS remains a subsidiary of ScottishPower be eligible to be a member of the ScottishPower Pension Scheme subject to the provisions of that scheme. In the event that THUS ceases to remain a subsidiary of ScottishPower, then THUS will provide benefits broadly equivalent in aggregate thereto. In the event that Mr Allan is unable to perform his duties due to illness, he will be entitled to full salary during any period of incapacity of not more than six months (whether consecutive or not) during any period of twelve consecutive months. Any further payments will be limited to such salary as determined by the Board.

10.4 On 11 October 2000 THUS entered into a service contract with Mr John Maguire pursuant to which Mr Maguire is employed by THUS as Chief Financial Officer. The contract is terminable on either party's provision of not less than 12 months' notice in writing. For a period of 12 months following a takeover (defined as an offer to shareholders of THUS to acquire their shares in THUS, which offer becomes unconditional in all respects, or, such conditions that are not satisfied are waived in full) of THUS, Mr Maguire is entitled to be given a notice period of 24 months in respect of termination by THUS of his service agreements. For the period from the

commencement of the thirteenth month following such takeover and ending 24 months after such takeover, Mr Maguire is entitled to be given a decreasing notice period of between 23 and 12 months. Thereafter, Mr Maguire will be entitled to a notice period of 12 months. The Demerger will not trigger these extended notice provisions. Mr Maguire is entitled to an annual salary of £180,000 (including director's fees from the Group) which is subject to review by THUS. Mr Maguire is also entitled to participate in any performance related pay scheme of THUS for certain senior staff on such terms and conditions as THUS may from time to time determine, and also to a contract car, private health insurance, pre-retirement leave at the age of sixty-two amounting to one day for each completed year of continuous employment, subject to a maximum of thirty five days and other benefits. Mr Maguire will whilst THUS remains a subsidiary of ScottishPower be eligible to be a member of the ScottishPower Pension Scheme subject to the provisions of that scheme. In the event that Mr Maguire is unable to perform his duties due to illness, he will be entitled to full salary during any period of incapacity of not more than six months (whether consecutive or not) during any period of twelve consecutive months. Any further payments will be limited to such salary as determined by the Board.

10.5 On 22 October 1999 THUS entered into a service contract with Mr Philip Male pursuant to which Mr Male is employed by THUS as Executive Director, Operations. The contract is terminable on either party's provision of not less than 12 months' notice in writing. For a period of 12 months following a trade sale by ScottishPower of the business and assets of THUS or a sale by ScottishPower of a controlling interest in the shares of THUS, Mr Male is entitled to be given a notice period of 24 months in respect of termination by THUS of his service agreements. For the period from the commencement of the thirteenth month following such sale and ending 24 months after such sale, Mr Male is entitled to be given a decreasing notice period of between 23 and 12 months. Thereafter, Mr Male will be entitled to a notice period of 12 months. The Demerger will not trigger these extended notice provisions. Mr Male is entitled to an annual salary of £200,000 which is subject to review by THUS. Mr Male is also entitled to participate in any performance related pay scheme of THUS for certain senior staff on such terms and conditions as THUS may from time to time determine, and also to a contract car, private health insurance, pre-retirement leave at the age of sixty-two amounting to one day for each completed year of continuous employment, subject to a maximum of thirty five days and other benefits. Mr Male will, whilst THUS remains a subsidiary of ScottishPower, be eligible to be a member of the ScottishPower Pension Scheme subject to the provisions of that scheme. In the event that THUS ceases to remain a subsidiary of ScottishPower, then THUS will provide benefits broadly equivalent in aggregate thereto. In the event that Mr Male is unable to perform his duties due to illness, he will be entitled to full salary during any period of incapacity of not more than six months (whether consecutive or not) during any period of twelve consecutive months. Any further payments will be limited to such salary as determined by the Board.

10.6 On 6 March 2001 THUS entered into a service contract with Mr James Reid pursuant to which Mr Reid is employed by THUS as Executive Director, Sales and Marketing. The contract is terminable on either party's provision of not less than 12 months' notice in writing. Mr Reid is entitled to an annual salary of £180,000 which is subject to review by THUS. Mr Reid is also entitled to participate in any performance related pay scheme of THUS for certain senior staff on such terms and conditions as THUS may from time to time determine, and also to a contract car, private health insurance, pre-retirement leave at the age of sixty-two amounting to one day for each completed year of continuous employment, subject to a maximum of thirty five days and other benefits. Mr Reid will whilst THUS remains a subsidiary of ScottishPower be eligible to be a member of the ScottishPower Pension Scheme subject to the provisions of that scheme. In the event that THUS ceases to remain a subsidiary of ScottishPower, then THUS will provide benefits broadly equivalent in aggregate thereto. In the event that Mr Reid is unable to perform his duties due to illness, he will be entitled to full salary during any period of incapacity of not more than six months (whether consecutive or not) during any period of twelve consecutive months. Any further payments will be limited to such salary as determined by the Board.

10.7 Save as disclosed in paragraphs 10.3 to 10.6 above, there are no existing or proposed service agreements between any THUS Group Director and any member of the Group.

10.8 Save as disclosed in paragraph 10.9 below, the non-executive directors of THUS Group do not have service contracts. The annual fees paid to each non-executive director of THUS Group are currently £30,000 per annum, except the ScottishPower-appointed non-executive Directors, Charles Berry and David Nish, who are not entitled to receive any such fees.

10.9 On 11 January 2002, Charles Berry, David Nish, Ian Chippendale, Josephine Connell, Michael de Kare-Silver and Roy Brown were appointed as non-executive directors of THUS Group for fixed terms of three years terminable at the request of the Board. The Board reviews on a regular basis (and not less than every three years) whether a non-executive director should continue in office. Such directors' appointment may be terminated by the Company at any time.

10.10 The aggregate remuneration (including salaries, fees, pension contributions, bonus payments and benefits in kind) of the THUS Group Directors paid by any member of the Group for the financial year ended 31 March 2001 under the arrangements then in force was £667,905 including salaries of Directors resigning in that year (but excluding compensation for loss of office of £264,000). The aggregate remuneration (including salaries, fees, pension contributions, bonus payments and benefits in kind) of the THUS Group Directors paid by any member of the Group for the current financial year under the arrangements in force as at the date of this document is estimated to be approximately £1.57 million.

10.11 There is no arrangement under which a THUS Group Director has agreed to waive future THUS or THUS Group emoluments nor have there been any such waivers during the financial year immediately preceding the date of this document.

10.12 The total emoluments receivable by the THUS Group Directors will not be varied as a result of the Scheme.

10.13 Save as disclosed below, the THUS Group Directors do not hold, nor have they held during the five years preceding the date of this document, any directorships in companies other than those of the Group or subsidiaries of the companies listed below.

Name	Company	Position Still Held?
William Allan	Demon Internet Inc.	yes
	Scotland on Line Limited	yes
	THUS plc	yes
	THUS Profit Sharing Trustees Limited	yes
	Barbados External Telecommunications Company	no
	Barbados Telephone Company	no
	Cable & Wireless Communications Services Limited Japan	no
	Camjar plc	no
	Cityscape Global Media Limited	no
	Cityscape Internet Services Limited	no
	Cityscape Limited	no
	Clubcall Telephone Services Limited	no
	Clubline Services Limited	no
	Copperteam Limited	no
	Demon Internet Limited	no
	Demon Limited	no
	Dispatch Publishing Limited	no
	Entel Panama	no
	International Digital Communications (IDC Japan)	no
	Lancastrian Holdings Limited	no
	Locomotive Software Developments Limited	no
	Locomotive Software Group Limited	no
	Megafone (UK) Limited	no
	Nakhodka Telecom	no
	Pinnacle Air Time Limited	no
	Pinnacle Cellular Group Limited	no
	Pinnacle Cellular Limited	no
	Pinnacle Paging Limited	no

Name	Company	Position Still Held?
	Pinnacle Phone Services Limited	no
	Pinnacle Service Centre Limited	no
	Psychic Companions Limited	no
	Sakhalin Electrosvyaz	no
	Sakhalin Telecom	no
	Sakhalin Telecom Mobile	no
	ScottishPower Telecommunications Limited	no
	Spotlight Trading Limited	no
	SPPT Limited	no
	Telecommunications of Jamaica	no
	Teledata (Holdings) Limited	no
	Teledata (Outsourcing) Limited	no
	Teledata Scotland Limited	no
	Telephone Information Services plc	no
	Telephone International Media Holdings Limited	no
	Telephone International Media Limited	no
	The CallCentre Service Limited	no
	The Information Service Limited	no
	The IP Systems Operation Limited	no
	TIM Limited	no
	Turnpike 1996 Limited	no
	Turnpike Limited	no
	Watermark Games Limited	no
	Woodend Cellular Limited	no
	Woodend Communications Limited	no
	Woodend Group Limited	no
	Woodend Holdings Limited	no
Charles Andrew Berry	Caledonian Gas Limited	yes
	Camjar plc	yes
	Cityscape Global Media Limited	yes
	Cityscape Internet Services Limited	yes
	Cityscape Limited	yes
	Clubcall Telephone Services Limited	yes
	Clubline Services Limited	yes
	Copperteam Limited	yes
	Demon Internet Limited	yes
	Demon Limited	yes
	Dispatch Publishing Limited	yes
	Electricity Association Ltd.	yes
	Genscot Limited	yes
	Lancastrian Holdings Limited	yes
	Locomotive Software Developments Limited	yes
	Locomotive Software Group Limited	yes
	Megafone (UK) Limited	yes
	Psychic Companions Limited	yes
	Rosyth Regeneration Limited	yes
	Scottish Electricity Settlements Limited	yes
	Scottish Power Generation Limited	yes
	Scottish Power plc	yes
	Scottish Power UK plc	yes
	ScottishPower Energy Supply Limited	yes
	ScottishPower Energy Trading Limited	yes
	SP Dataserve Limited	yes
	ScottishPower Investments Limited	yes
	ScottishPower Telecommunications Limited	yes

Name	Company	Position Still Held?
	Spotlight Trading Limited	yes
	SPPT Limited	yes
	Teledata (Holdings) Limited	yes
	Teledata (Outsourcing) Limited	yes
	Teledata Scotland Limited	yes
	Telephone Information Services plc	yes
	Telephone International Media Holdings Limited	yes
	Telephone International Media Limited	yes
	The CallCentre Service Limited	yes
	The Information Service Limited	yes
	The IP Systems Operation Limited	yes
	THUS plc	yes
	TIM Limited	yes
	Turnpike 1996 Limited	yes
	Turnpike Limited	yes
	Watermark Games Limited	yes
	Manweb Services Limited	no
	Roboscot (38) Limited	no
	Southern Water plc	no
Roy Drysdale Brown	Brambles Industries Ltd	yes
	Brambles Industries plc	yes
	British United Provident Association	yes
	BUPA	yes
	GKN plc	yes
	KG Fruits Limited	yes
	THUS plc	yes
	Unilever NV	no
	Unilever plc	no
Ian Hugh Chippendale	Association of British Insurers	yes
	Direct Line Group Services Limited	yes
	Direct Line Insurance plc	yes
	Direct Line Life Holdings Limited	yes
	Direct Line Life Insurance Company Limited	yes
	Direct Line Unit Trusts Limited	yes
	Green Flag Group Limited	yes
	Green Flag Holdings Limited	yes
	Green Flag Limited	yes
	Headrow Reinsurance Limited	yes
	Linea Directa Aseguradora S.A.	yes
	Privilege Insurance Company Limited	yes
	Privilege Insurance Holdings Limited	yes
	RBSG International Holdings Limited	yes
	RBSG Insurance Services Limited	yes
	Tesco Personal Finance Group Limited	yes
	Tesco Personal Finance Limited	yes
	THUS plc	yes
	UK Insurance Limited	yes
	Direct Line Accident Management Limited	no
	Direct Line E-Commerce Limited	no
	Direct Line Financial Services Limited	no
	Latium Group Limited	no
	Privilege Assistance Limited	no
	Privilege Finance Limited	no

Name	Company	Position Still Held?
	Privilege Financial Services Limited	no
	Privilege Home and Contents Limited	no
	Privilege Insurance Company Limited	no
	Privilege Insurance Holdings Limited	no
	Privilege Investment Limited	no
	Privilege Legal Protection Limited	no
	Privilege Limited	no
	Privilege Loans Limited	no
	Privilege Mortgages Limited	no
	Privilege Motor Legal Protection Limited	no
	Privilege Pensions Limited	no
	Privilege Shares Limited	no
	Privilege Travel Services Limited	no
	Privilege Underwriting Limited	no
	Privilege Vehicle Breakdown Recovery Services Limited	no
Josephine Lilian Connell	First Banking Systems Limited	yes
	Herts Tec Limited	yes
	THUS plc	yes
	Xansa plc	yes
Michael de Kare-Silver	Born2Learn.Com Limited	yes
	THUS plc	yes
	Flying Flowers Ltd	no
	Kalchas Holdings Limited	no
	Kalchas Group	no
	The Great Universal Stores plc	no
John Noel Maguire	THUS plc	yes
	C & W Seychelles	no
	Cable & Wireless Asia Pacific Training Services Pte Ltd	no
	Cable & Wireless Global Markets Pte Ltd	no
	Cable & Wireless I.D.C.	no
	Cable & Wireless Indonesia Ltd	no
	Cable & Wireless Japan (Finance)	no
	Cable & Wireless Singapore Pte Ltd	no
	Compunet Corporation Ltd	no
	Dhivehi Raajeyge Gulhum Private Ltd	no
	PT Dayamitra Telekomunikasi	no
	Sakhalin Telecom	no
	Sakhalin Telecom Mobile	no
Philip Stewart Male	Demon Internet Inc.	yes
	THUS plc	yes
	THUS Profit Sharing Trustees Limited	yes
	Demon Internet Limited	no
David Thomas Nish	Aspen 1 Limited	yes
	Aspen 4 Limited	yes
	Caledonian Communications Limited	yes
	Electricity Supply Nominees (Scotland) Limited	yes
	Manweb Limited	yes
	Manweb Nominees Limited	yes

Name	Company	Position Still Held?
	Manweb Pensions Trustee Limited	yes
	Manweb Services Limited	yes
	Manweb Share Scheme Trustees Limited	yes
	SaBRe Water Limited	yes
	ScotPower Limited	yes
	Scotsgrid Limited	yes
	Scotspower Limited	yes
	Scottish Knowledge plc	yes
	Scottish Power plc	yes
	Scottish Power UK plc	yes
	Scottish Utility Services Limited	yes
	ScottishPower Insurance Limited	yes
	ScottishPower Investments Limited	yes
	ScottishPower NA 1 Limited	yes
	ScottishPower NA 2 Limited	yes
	ScottishPower Securities Limited	yes
	SSEB Limited	yes
	THUS plc	yes
	Barnfleet Limited	no
	Domestic Appliance Insurance Limited	no
	Merseyside Power Trading Limited	no
	Scottish Energy Services Limited	no
	ScottishPower Energy Trading Limited	no
	SP Dataserve Limited	no
	SP Manweb plc	no
	SP Power Systems Limited	no
James Archibald Reid	THUS plc	yes

10.14 No THUS Group Director has:

(a) any unspent convictions relating to indictable offences;

(b) been declared bankrupt or has put forward a proposal for any individual voluntary arrangements;

(c) been subject to any public criticism by any statutory or regulatory authorities (including recognised designated bodies) or has been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company;

(d) been a director with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with creditors generally or any class of creditors of such company;

(e) been a partner of any partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangements of such partnership or been a partner of any partnership at the time of or within 12 months preceding a receivership of any assets of such partnership; or

(f) been the owner of, or a partner in a partnership which was the owner, of any asset which was subject to receivership at the time or within the 12 months preceding such event.

11. Summary of share option schemes

11.1 THUS Employee Share Schemes

The Company operates a sharesave scheme; a UK profit sharing scheme; a non-UK profit sharing scheme for Group employees resident in The Netherlands; a performance unit equity plan and two discretionary share option schemes. In addition, the Board has also obtained shareholder approval for the creation of the THUS Group Employee Share Ownership Plan, though this plan has not yet been implemented. Inland Revenue approval has been received in respect of the sharesave scheme and the discretionary share option schemes. The THUS Employee Share Trust holds 19,500,586 THUS Ordinary Shares in order to satisfy the rights granted under the THUS Employee Share Schemes.

The principal provisions of the THUS Employee Share Schemes are summarised below.

11.2 The THUS plc Sharesave Scheme (the "Sharesave Scheme")

(a) Eligibility

All UK resident employees and executive directors of THUS or its participating subsidiaries or joint venture companies who have such period of continuous employment (not exceeding five years) as the Board shall determine may apply for options under the Sharesave Scheme whenever it is operated. The Sharesave Scheme has been in operation since 1 February 2000. The Board may nominate other employees for participation. At the Annual General Meeting in July 2000, the Company obtained shareholder approval to amend the rules of the Sharesave Scheme to allow its use in foreign territories.

(b) Issue of invitations and grant of options

Invitations to participate in the Sharesave Scheme may normally only be issued within the six weeks after the announcement of the Company's results for any period. Invitations may be issued outside these periods in exceptional circumstances.

At the time of receiving options, participants must enter into a savings contract with a nominated savings institution under which they agree to make monthly contributions, of up to £250 (or any higher amount permitted by legislation), from their pay. The savings contract can be fixed for a period of three or five years. The number of THUS Ordinary Shares over which a participant is granted an option will be the number that can be acquired, at the exercise price, with the savings made plus a bonus payable on maturity of the savings contract.

The Sharesave Scheme envisages that options will be satisfied by the transfer to participants of existing THUS Ordinary Shares.

No options may be granted under the Sharesave Scheme after the tenth anniversary of its adoption.

(c) Exercise Price

The exercise price of options may not be less than 80 per cent. of the middle market quotation of a THUS Ordinary Share derived from the London Stock Exchange Daily Official List over the three dealing days immediately before the date of invitation.

(d) Exercise of options

Options may normally only be exercised during the six month period following the bonus date of the related savings contract. This may be after the third, fifth or seventh anniversary of the date of grant. In certain circumstances, early exercise of options is permitted in respect of the number of THUS Ordinary Shares that may be acquired using the proceeds of the partially completed savings contract. Examples are where the participant leaves employment in circumstances of death, retirement at age 63 or at contractual retirement age, injury, disability or redundancy. If a participant leaves employment other than in such special circumstances his option will lapse. Options may also be exercised in the event of a takeover, reconstruction or amalgamation or voluntary winding-up of the Company (or, in certain circumstances, may be exchanged for options over shares in an acquiring company).

(e) Variation of share capital

In the event of any capitalisation issue, rights issue, subdivision, consolidation or reduction of capital or any other variation of the Company's share capital, the number of THUS Ordinary Shares under option and/or the exercise price may be adjusted by the Board with the approval of the Inland Revenue, where the auditors certify that the adjustment is, in their opinion, fair and reasonable.

(f) Rights of optionholders

Options are not transferable and may only be exercised by the persons to whom they were granted or their personal representatives. THUS Ordinary Shares transferred under the Sharesave Scheme will rank *pari passu* with shares of the same class then in issue (except in respect of entitlements arising prior to the date of exercise). Benefits under the Sharesave Scheme are not pensionable.

(g) Amendments

The provisions governing eligibility requirements, the numbers of THUS Ordinary Shares subject to the Scheme, individual participation limits, the terms of THUS Ordinary Shares provided and the adjustments that may be made following a variation of capital cannot be altered to the advantage of eligible employees or option holders without the prior approval of shareholders in general meeting (except for minor amendments to benefit the administration of the Sharesave Scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment, for participants in the Sharesave Scheme or for THUS or its subsidiaries). No alteration may generally be made which would materially prejudice the subsisting rights of option holders without the prior consent or sanction of option holders holding 75 per cent. of the THUS Ordinary Shares under sharesave options. All changes are subject to prior approval of the Inland Revenue.

(h) International Appendix

Options can be granted to employees based in the Netherlands under the appendix to the Sharesave Scheme (the "Appendix"). The Appendix disapplies references to the UK Inland Revenue and some of their requirements, as well as containing clauses in order to meet Dutch securities laws requirements.

At 11 December 2001 options outstanding under the Sharesave Scheme were as follows:

				Number of ordinary shares under option			
Date of grant	**Exercise price**	**Dates of vesting**	**Date of expiration**	**Granted**	**Exercised**	**Lapsed**	**Outstanding**
01/02/00	£2.72	01/02/03	01/08/03	584,019	0	407,571	176,448
01/02/00	£2.72	01/02/05	01/08/05	447,951	0	273,660	174,291
Total				1,031,970	0	681,231	350,739

11.3 The THUS plc Executive Share Option Scheme (the "Executive Scheme")

The Executive Scheme is split into two parts. One part was used to grant options on a non-approved basis outside Inland Revenue limits and the other was used to grant options on an approved basis within Inland Revenue limits. A national insurance liability will arise on the exercise of non-approved options granted after 19 May 2000. Following the introduction of the THUS plc Discretionary Share Option Scheme (2000) THUS committed not to grant any further options under the Executive Scheme.

11.3.1 Non-Approved Options

(a) Performance targets

Options granted to participants are not normally exercisable unless the Company's Remuneration Committee is satisfied that there has been sustained and significant improvement in the underlying performance of the Company and specified performance targets have been satisfied.

The main performance condition which will need to be satisfied before these options may be exercised is that the growth in the Company's total shareholder return ("TSR") over a three year period must be greater than the median of that achieved by the companies in the FTSE Mid-250 and the constituent companies of the Telecommunications sector as classified by the FTSE Actuaries All Share Index. TSR is the aggregate of share price growth and dividends paid (assuming that such dividends are reinvested in THUS Ordinary Shares during the period).

(b) Exercise of options

Options may normally be exercised between the third and tenth anniversaries of the date of grant, at the end of which period they will lapse. They are generally only exercisable if the performance conditions that apply to them have been satisfied.

In certain circumstances, early exercise of options is permitted where the option holder leaves employment with the Group in circumstances of death, injury, disability, ill-health, retirement at least 24 months after the date of grant of an option, the company for which the option holder works ceasing to be a subsidiary of THUS, the business for which the option holder works being transferred out of the THUS Group or (if the Remuneration Committee so decides) for some other reason. In these circumstances (apart from retirement) options will be exercisable whether or not any performance conditions that apply to them have been satisfied. Options may also be exercised in the event of a take-over, reconstruction or amalgamation, demerger or voluntary winding-up of the Company (or, in certain circumstances, may be exchanged for options over shares in an acquiring company).

(c) Variation of share capital

In the event of any rights or capitalisation issue, sub-division, consolidation, reduction or other variation of its share capital or the implementation by the Company of a demerger or payment of a super dividend which would otherwise materially affect the value of an option, the Remuneration Committee may (subject to auditors' confirmation) adjust the number of THUS Ordinary Shares subject to options and the price payable on their exercise.

(d) Rights of option holders

Options are not transferable and may only be exercised by the persons to whom they were granted or their personal representatives. THUS Ordinary Shares transferred under the Executive Scheme will rank *pari passu* with THUS Ordinary Shares of the same class then in issue (except in respect of entitlements arising prior to the date of exercise). Benefits under the Executive Scheme are not pensionable.

(e) Amendments

The provisions governing eligibility requirements, the numbers of THUS Ordinary Shares subject to the Executive Scheme, individual participation limits, the terms of THUS Ordinary Shares provided and the adjustments that may be made following an event referred to in paragraph 11.3.1(c) cannot be altered to the advantage of eligible employees or option holders without the prior approval of shareholders in general meeting (except for minor amendments to benefit the administration of the Executive Scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the Executive Scheme or for THUS or its subsidiaries). No alteration may be made that would materially prejudice the subsisting rights of option holders without the prior consent or sanction of option holders holding 75 per cent. of the THUS Ordinary Shares under executive options.

11.3.2 Inland Revenue approved options

An appendix to the Executive Scheme (the "Appendix"), which has been approved by the Inland Revenue under Schedule 9 to the Income and Corporation Taxes Act 1988, permitted the grant of options having an aggregate exercise price not exceeding the Inland Revenue limit of £30,000. The rules of the Executive Scheme, as described above, apply to options granted under the Appendix subject to a number of additional restrictions and modifications set out in the Appendix to comply with the Inland Revenue's requirements.

At 11 December 2001 options outstanding under the THUS plc Executive Share Option Scheme were as follows:

Date of grant	Exercise price	Dates of vesting	Date of expiration	Number of ordinary shares under option			
				Granted	Exercised	Lapsed	Outstanding
16/11/99	£3.10/£3.40	16/11/02	16/11/09	1,025,595	0	672,516	353,079
13/06/00	£3.26	13/06/03	13/06/10	3,428,604	0	1,337,120	2,091,484
Total				4,454,199	0	2,009,636	2,444,563

11.4 THUS plc Discretionary Share Option Scheme (2000) (the "Discretionary Scheme")

The Discretionary Scheme replaced the Executive Scheme from July 2000 and has been used to grant employees options on an approved basis within Inland Revenue rules as well as on a non-approved basis outside Inland Revenue limits. Each individual's participation is limited so that the number of options granted in any twelve month period does not exceed 300 per cent. of base salary. The aggregate market value of the shares that are subject to options granted to an individual under the Inland Revenue approved part of the scheme must not exceed £30,000. Benefits under the Discretionary Scheme will not be pensionable.

(a) Eligibility

All employees and full-time directors of THUS and its subsidiaries and of joint venture companies are eligible to be granted options under the Discretionary Scheme, provided that they are not within 2 years of their contractual retirement age and are not otherwise excluded by the relevant legislation. A person is treated as a full-time director if he is obliged to devote not less than 25 hours per week to the performance of the duties of his office or employment.

(b) Grant of options

Options may normally only be granted within the six weeks following the Company's announcement of its results for any period. In addition, the Company may grant options at any other time when circumstances are considered by the Board to be sufficiently exceptional to justify that grant. Options may only be granted up to 28 September 2005.

(c) Exercise price

The price per THUS Ordinary Share payable on the exercise of an option is determined by the Board before its grant and may not be less than the middle-market quotation for a THUS Ordinary Share as derived from the London Stock Exchange Daily Official List on the day the option was granted or, if the Remuneration Committee so determines, the average of the middle-market quotations for the three dealing days preceding the date of grant, or, such other date as may be agreed with the Inland Revenue.

(d) Exercise of options

Options may normally be exercised between the third and seventh anniversaries of the date of grant, at the end of the period they will lapse. In certain circumstances, early exercise of options is permitted where the option holder leaves employment with the Group in circumstances of death, injury, disability, ill–health, retirement, the company for which the option holder works ceasing to be a subsidiary of THUS, the business for which the option holder works being transferred out of the Group or (if the Remuneration Committee so decides) for some other reason. In these circumstances (apart from retirement) options will be exercisable whether or not any performance conditions that apply to them have been satisfied. Options may also be exercised in the event of a take–over, reconstruction or amalgamation, demerger or voluntary winding–up of the Company (or, in certain circumstances, may be exchanged for options over shares in an acquiring company).

Participants only benefit under the Discretionary Scheme if certain performance targets are met. In this respect, the exercise of options granted to date is subject to the Company's total shareholder return being at least median. For two-thirds of the THUS Ordinary Shares under option, the comparator group is the FTSE Telecoms sector, with the option being exercisable as to 50 per cent. of the THUS Ordinary Shares in this part of the option for median performance against this comparator group rising on a straight line basis to full vesting for upper quartile performance. The remaining one-third of the

THUS Ordinary Shares under option are exercisable dependent on the Company's performance against the companies comprising the FTSE Mid-250 Index (excluding telecommunications companies). Again, the option is exercisable as to 50 per cent. of the THUS Ordinary Shares in this part of the option for median performance against this comparator group rising on a straight-line basis to full vesting for upper quartile performance.

If the performance targets have not been satisfied in full on the third anniversary of the grant of the option, the performance targets may be recalculated on two further occasions (being the fourth and fifth anniversaries of the date of grant) based on performance to those dates. To the extent that any part of an option has not vested by the fifth anniversary it will lapse.

The performance condition does not apply to the grant of options over 2,000 THUS Ordinary Shares per employee that were made to substantially all staff (with the exception of the executive Directors) on 6 December 2000.

(e) Variation of share capital

In the event of any variation in the share capital of the Company, the number of THUS Ordinary Shares in respect of which any option may be exercised and the price at which THUS Ordinary Shares may be acquired may be adjusted by the Board as it considers appropriate with the prior approval of the Inland Revenue.

(f) Amendments

The rules governing eligibility, the price at which options may be granted, limits on individual participation, the circumstances in which options may be exercised and the adjustment of options on a variation of capital cannot be altered to the advantage of eligible employees or option holders without the prior approval of the shareholders in general meeting (except for minor amendments to benefit the administration of the Discretionary Scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the Discretionary Scheme or for THUS or its subsidiaries). In addition, no alteration may be made to the disadvantage of any participant in the Discretionary Scheme unless the alteration is approved by the holders of options covering the majority of options under the Discretionary Scheme. Special rules apply to alterations of performance targets.

All changes to the approved part of the scheme are subject to prior approval of the Inland Revenue.

At 11 December 2001 options outstanding under the Discretionary Scheme were as follows:

Date of grant	Exercise price	Dates of vesting	Date of expiration	Number of ordinary shares under option			
				Granted	Exercised	Lapsed	Outstanding
28/09/00	£1.41	28/09/03	28/09/07	361,086	0	184,083	177,003
06/12/00	£0.72	06/12/03	06/12/07	6,915,827	0	869,999	6,045,828
06/12/00	£0.72	06/12/03	06/12/07	5,352,000	0	1,602,000	3,750,000
20/12/00	£0.72	20/12/03	20/12/07	1,000,000	0	0	1,000,000
14/02/01	£0.72	14/02/04	14/02/08	160,000	0	80,000	80,000
05/06/01	£0.60	05/06/04	05/06/08	714,665	0	0	714,665
Total				14,503,578	0	2,736,082	11,767,496

11.5 The THUS plc Performance Unit Equity Plan (the "Equity Plan")

(a) Grant of Equity Shares

Prior to the flotation of the Company, rights to acquire 1,438,522 THUS Ordinary Shares ("Equity Shares") were granted to the Company's executive Directors and certain senior managers. No payment was required for the grant of an Equity Share. No further Equity Shares have been or will be granted. The Company will be liable to make national insurance contributions on the market value of the THUS Ordinary Shares as at the dates of exercise.

(b) Equity Shares

Each Equity Share relates to a specific number of THUS Ordinary Shares and, on exercise in accordance with the rules of the Equity Plan, the Company will arrange for the transfer to the participant of the required number of THUS Ordinary Shares. No payment is required to exercise the Equity Share.

(c) Exercise of Equity Shares

An Equity Share may normally only be exercised in tranches over a period of three and a half years after the flotation of the Company.

An Equity Share must be exercised if at all as to 25 per cent. of the THUS Ordinary Shares subject to the Equity Share within the period of six months following the first anniversary of the flotation of the Company; as to a further 25 per cent. in the period of six months following the second anniversary of flotation and as to the remaining 50 per cent. in the period of six months following the third anniversary of flotation. Hence, to exercise the Equity Share in full, a participant is required to make three exercises. The Equity Share may not be exercised at any time unless the participant is employed by THUS or a subsidiary on the date of exercise.

Early exercise of an Equity Share is permitted in certain circumstances, including where the participant leaves employment with THUS in circumstances other than by reason of his summary dismissal in accordance with his service agreement or his resignation. Equity Shares may also be exercised in the event of a takeover, reconstruction or amalgamation, demerger or voluntary winding-up of the Company. Benefits under the Equity Plan are not pensionable.

(d) Rights of participants

Equity Shares are not transferable and may only be exercised by the persons to whom they were granted or their personal representatives.

(e) Variation of share capital

In the event of any variation of the Company's share capital the Board shall, subject to the auditors' confirmation that the adjustment is fair and reasonable if the Company or a participant so requests, adjust the number of THUS Ordinary Shares the subject of an Equity Share.

(f) Amendments

The Equity Plan may be altered by the Board from time to time in any manner provided that no alteration shall be effective to abrogate or alter adversely any subsisting right of any participant.

At 11 December 2001 unexercised Equity Shares under the Equity Plan were as follows:

Date of grant	Exercise price	Date of vesting	Dates of expiration	Number of ordinary shares			
				Granted	Exercised	Lapsed	Outstanding
22/10/99	nil	see above	17/05/2003	1,438,522	549,364	178,575	710,583

11.6 The THUS plc Employee Share Trust (the "Trust")

The Trust is constituted by a trust deed entered into between the Company and Barclays Private Bank & Trust (Isle of Man) Limited (the "Trust Deed"), which is a trust company resident in the Isle of Man (the "Trustee").

Any THUS Ordinary Shares acquired by the Trustee are held on trust for the beneficiaries, being the employees and former employees of the Company and any of its subsidiaries (together with the spouses, widows, widowers, children under 18 and step-children under 18 of such employee or former employee) who are not resident in the Isle of Man for tax purposes. The Trustee is empowered to hold the trust fund for any one or more of the beneficiaries as it shall in its absolute discretion think fit.

The Trustee is empowered to apply any THUS Ordinary Shares that it holds towards the satisfaction of rights granted under the THUS Employee Share Schemes.

The Trust Deed contains provisions for the administration of the Trust, including the retention of funds by the Trustee to meet taxation and expenses and provisions governing its remuneration and protection.

11.7 The THUS plc Profit Sharing Scheme (the "Profit Sharing Scheme")

The Profit Sharing Scheme provides for the allocation to eligible employees of THUS Ordinary Shares that are held in trust for a specified period during which employees' freedom to dispose of such THUS Ordinary Shares is restricted. The Profit Sharing Scheme has been established under a trust deed entered into between the Company and THUS Profit Sharing Trustees Limited (the "Profit Sharing Trustee"). No further awards will be made under this plan.

(a) Retention of Ordinary Shares by the Profit Sharing Trustee

As required by the provisions of the Income and Corporation Taxes Act 1988, THUS Ordinary Shares received through the Profit Sharing Scheme will be held by the Profit Sharing Trustee for a minimum period of two years during which time they may not be sold, charged or otherwise disposed of by the employee except in the case of death, attainment of age 63 or cessation of service by reason of redundancy, injury or disability or in the event of a change of control of the Company. For the following year, the Profit Sharing Trustee will continue to hold such THUS Ordinary Shares unless the employee concerned wishes to sell or otherwise dispose of them. Thereafter the Profit Sharing Trustee will transfer them to the employee concerned.

(b) Participants' rights in respect of their THUS Ordinary Shares

While any THUS Ordinary Shares are held in trust, the respective employees will be the beneficial owners of the THUS Ordinary Shares and will be entitled to direct the Profit Sharing Trustee how to exercise their voting rights, to receive dividends and to participate in rights and capitalisation issues in the same way as shareholders. Benefits under the Profit Sharing Scheme are not pensionable.

(c) Amendments

Amendment of the main terms of the Profit Sharing Scheme (that is, those relating to eligibility, individual limits, the price at which THUS Ordinary Shares may be subscribed, adjustment of the number of THUS Ordinary Shares available and the voting, dividend, transfer and other rights attaching to THUS Ordinary Shares) to the advantage of participants will be subject to the prior approval of the Company in general meeting unless such amendment is a minor amendment to comply with or take account of any legislative provisions or to obtain or maintain favourable tax, exchange control or regulatory treatment. All changes will be subject to the prior approval of the Inland Revenue.

At 11 December 2001 details of THUS Ordinary Shares held in trust under the Profit Sharing Scheme were as follows:

Number of Shares issued	Value of Ordinary Shares Issued	Dates of vesting	Date of expiration
146,080	£544,148	24/11/01-24/11/02	n/a

11.8 The THUS plc (Overseas) Profit Sharing Scheme (the "Overseas Profit Sharing Scheme")

The Overseas Profit Sharing Scheme is not approved by the UK Inland Revenue. Its terms are substantially similar to those of the Profit Sharing Scheme save as follows:

(a) THUS Ordinary Shares received through the Overseas Profit Sharing Scheme will not be held by the Profit Sharing Trustee following the two year period of retention; and

(b) THUS Ordinary Shares allocated under the Overseas Profit Sharing Scheme may, at the Profit Sharing Trustee's discretion, be transferred to a participant or sold on his behalf at any time prior to the normal release of such shares to the participant from the trust, to satisfy any tax liability that may arise early.

At 16 January 2002 no THUS Ordinary Shares were held in trust under the Overseas Profit Sharing Scheme.

11.9 The THUS Group Employee Share Ownership Plan (the "ESOP")

The introduction of the ESOP was approved by the shareholders of the Company at the Annual General Meeting in July 2000. It has not yet been adopted and the Board is not proposing to introduce a replacement at the present time.

12. Effect of the Scheme on the THUS Employee Share Schemes

12.1 The effect of the Scheme on the THUS Employee Share Schemes is summarised in paragraph 10 of Part 2 of this document.

12.2 New Share Schemes in THUS Group

It is the intention of the THUS Group Directors that, if the Scheme becomes effective, new share schemes to replace the Discretionary Scheme and the Sharesave Scheme will be established by THUS Group. Resolutions are to be proposed at the Extraordinary General Meeting to seek the approval of THUS shareholders to the establishment of these schemes by THUS Group.

These new THUS Group schemes are intended to be in all material respects equivalent to the equivalent existing THUS Employee Share Schemes (which are described in paragraph 11 of this Part 3) save that:

- the new THUS Group schemes will in addition permit the satisfaction of options or rights to shares by the issue of new THUS Group Shares (although THUS Group has undertaken to Scottish Power plc and ScottishPower that no new THUS Group Shares will be issued to satisfy options or rights to Shares while THUS Group remains a subsidiary of Scottish Power plc)
- the new THUS Group schemes will have a life of 10 years from the Extraordinary General Meeting
- the new THUS Group schemes will include limits on the nominal amount of THUS Group Shares which may be issued on exercise of options granted under those schemes. Options may not be granted which would mean that more than 10 per cent. of THUS Group's equity share capital from time to time would be issued on exercise of options under all share schemes in a 10 year period or what would lead to more than 5 per cent. of such share capital being issued in any 10 year period under the Discretionary Scheme
- having regard to the latest guidelines published by the Association of British Insurers the following minor amendments have been made in the new THUS Group share schemes:
    - the THUS Group Discretionary Share Option Scheme will permit grants to be made up to 1 year prior to an employees normal retirement age (rather than 2 years as in the current scheme)
    - under that scheme, on retirement, options normally must be exercised within 6 months of cessation (rather than 1 year as in the current scheme)
    - the rules distinguish between true changes of control and internal reorganisations so that options will not become exercisable following a change of control where the majority of THUS Group shares remain in common ownership. In such cases options must be exchanged or lapse

Having regard to developments in the market generally since the THUS Discretionary Share Option Scheme was introduced, the Board (following a recommendation by the remuneration committee of the board of THUS Group) has concluded that it is also appropriate to introduce the THUS Group Performance Share Plan.

Selected executives will be invited to participate in the proposed Performance Share Plan ("PSP") which is described in paragraph 12.3 of this Part 3. Under the PSP, a conditional award of shares may be made to selected executives (and employees) worth up to a maximum of 100 per cent. of salary, which would vest after three years subject to demanding performance conditions being met. For the initial award, it is intended that the total shareholder return (share price growth plus the value of any dividends paid) must exceed the upper decile of a comparator group of UK telecommunications companies in order for the full award to vest. A proportion of the award would vest for median total shareholder return. No awards would vest for below median performance. If share options (other than the Sharesave Scheme) are also granted in any year that awards under the PSP are made the maximum share option grant to that participant would be restricted to a grant to options over shares worth 200 per cent. of base salary.

The remuneration committee of the board of THUS Group considers that the proposed plan constitutes an important mechanism for delivering competitive but not excessive remuneration to THUS Group executives, provides an appropriate balance between fixed and variable pay and further aligns their interests with those of shareholders.

Copies of draft rules of the proposed new THUS Group share schemes are available for inspection as described in paragraph 24 of this Part 3.

12.3 Proposed THUS Group Performance Share Plan ("PSP")

Details of the proposed THUS Group Performance Share Plan ("PSP") are as follows:

(a) Eligibility

Employees (including Executive Directors) of THUS Group, its subsidiaries and joint venture companies, who are not within one year of reaching age 63 or their contractual retirement age (if earlier) are eligible to participate at the discretion of the Remuneration Committee of THUS Group; those who are between 12 and 24 months from their normal retirement age may be allowed to participate but with an award at only one-half of the level applicable to all other participants.

(b) Grant of awards

The remuneration committee of the board of THUS Group may make awards under the PSP each year and shares in THUS Group with a value of up to 100 per cent. of the participant's base salary.

An award consists of the right to purchase shares in THUS Group for a nominal payment, although the rules permit the structure of awards to be changed if this would be advantageous from a tax perspective (including by dispensing with the need for payment of a nominal amount).

Awards can only be granted within the six weeks following the approval of the PSP by shareholders and thereafter within the six weeks following the announcement of THUS Group's results for any period, or in other exceptional circumstances.

No awards can be granted later than ten years after the approval of the PSP by shareholders and the Remuneration Committee will formally review the operation of the PSP and the Discretionary Scheme after no more than five years.

(c) Vesting of awards

An award will normally vest on the third anniversary of its grant to the extent that the applicable performance condition (see (d) below) has been satisfied and the participant is still employed by the Group (or was so employed at his actual retirement date).

An award may vest early for a limited period (six months or twelve months in the event of death) following cessation of employment in certain "good leaver" circumstances (e.g. redundancy or death) or on an amalgamation, takeover or winding up of THUS Group (not being an internal reorganisation) but only to the extent that the performance condition has been satisfied and pro rata to the time which the award has been outstanding bears to the anticipated award period of three years. If the participant ceases employment in other circumstances, his award will lapse, unless the Remuneration Committee otherwise determines.

Awards may not be exercised more than 10 years (or such shorter period as the remuneration committee determines) after grant.

(d) Performance conditions

The remuneration committee of the board of THUS Group will at the time of each invitation to participate in the PSP set the performance conditions. The conditions applicable to awards made at any time will be fully disclosed in THUS Group's Annual Report and Accounts for the year concerned. Initial awards made following the PSP's adoption will be subject to the following performance condition:

THUS Group's total shareholder return ("TSR") will be compared to that of a group of other major UK telecommunications companies. If THUS Group's TSR performance is equal to that of the median ranking company (the "Threshold Target") 30 per cent. of any award will vest. No award will vest if THUS Group's TSR performance is below the Threshold Target. 100 per cent. of any award will vest only if THUS Group's TSR performance is equal to or greater than that of the upper decile ranking company (the "Maximum Target"). The proportion of any award which will vest for performance between the Threshold Target and the Maximum Target will be calculated on a straight line basis.

In addition, before any shares are received by participants, the remuneration committee of the board of THUS Group must satisfy itself that the recorded TSR is consistent with the achievement of commensurate underlying performance of the business.

The awards will lapse to the extent that they have not been satisfied on the third anniversary; there will be no opportunity for retesting.

The remuneration committee of the board of THUS Group may amend the performance conditions if the amended condition would provide a more appropriate measure of performance, always provided that such amended condition would be no less demanding to satisfy.

(e) Limits on the issue of shares

The PSP may operate over new issue shares or shares purchased in the market.

The number of shares which may be issued under the PSP in any year is limited to:

(a) 10 per cent. of THUS Group's ordinary issued share capital in respect of awards made in the preceding ten years under the PSP or any other employee share plan adopted by THUS Group or any subsidiary; and

(b) 5 per cent. of THUS Group's ordinary issued share capital in respect of awards made in the preceding ten years under the PSP, the Discretionary Share Option Plan or any other executive share plan adopted by THUS Group or any subsidiary.

(f) Rights attaching to shares

Ordinary shares allotted under the PSP will rank equally with all other ordinary shares of THUS Group in issue, but will not normally qualify for dividends or other rights for which the record date is earlier than the date of allotment of the shares. Application will be made to the UK Listing Authority for the shares to be admitted to the Official List.

(g) Variation of capital

In the event of any increase or variation of share capital, or of a demerger or the payment of a capital or special dividend or of any other circumstances similarly affecting awards, the remuneration committee of the board of THUS Group may make such adjustments as it considers appropriate to adjust the number of shares subject to the award.

(h) Alterations to the PSP

The remuneration committee of the board of THUS Group may at any time alter or add to the PSP in any respect, provided that the prior approval of shareholders is obtained for alterations or additions to the advantage of participants to the rules governing eligibility, limits on participation, the overall limits on the issue of shares, terms of exercise, the rights attaching to the shares acquired, non-assignability of awards and adjustments of awards.

The requirement to obtain the prior approval of shareholders will not, however, apply to any minor alteration made to benefit the administration of the PSP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any participating company in the Group. The above does not restrict the ability of the remuneration committee of the board of THUS Group to adjust performance conditions to take account of supervening events.

(i) Extension of the PSP

The THUS Group Directors will the have power to extend the PSP to countries outside the UK. To do this, the remuneration committee of the board of THUS Group may need either to add schedules to the PSP or to establish other plans based on the PSP which will take account of local tax, exchange control or securities laws in the relevant jurisdictions.

(j) Non-transferability of awards

Awards are not transferable other than to the participant's personal representative in the event of his death.

(k) Reorganisations

In the event of an internal reorganisation, including a future scheme of arrangement, the principle is that this should not accelerate the vesting of any awards or options granted under

the PSP. Instead, awards would be replaced by new awards over shares in the new holding company or, if the participants did not agree to such an exchange, lapse.

(l) Pensionability

No benefits received under the PSP will be pensionable.

The THUS Group Directors reserve the right up to the Extraordinary General Meeting to make any amendments and additions to the PSP as they consider appropriate, provided that amendments and additions do not conflict in any material respect with this summary of the PSP.

13. Material Contracts

Save as disclosed below, neither the Company nor any member of the Group has entered into any material contract, not being contracts entered into in the ordinary course of business, during the two years preceding the date of this document. Save as disclosed below, neither the Company nor any member of the Group has entered into any other contract, not being a contract entered into in the ordinary course of business, which contains any provision under which any member of the Group has any obligation or entitlement that is material to the Group as at the date of this document.

13.1 Commercial agreements between THUS and members of the ScottishPower Group

The Company is satisfied that it is capable of carrying on its business independently of the ScottishPower Group, which will following implementation of the Scheme and prior to the Demerger be the controlling shareholder, and all transactions and relationships between the Company and the ScottishPower Group are, and will be, at arm's length and on a normal commercial basis.

Intra-Group Transfer Agreements

On 30 September 1999, THUS entered into separate business transfer agreements, each on substantially the same terms, with each of ScottishPower Telecommunications Limited, Demon Internet Limited, The Information Service Limited, The CallCentre Service Limited, Lancastrian Holdings Limited, Watermark Games Limited and Megafone (UK) Limited (together the "ScottishPower Vendors"). Under each of these agreements, THUS is legally entitled to be indemnified by each of the ScottishPower Vendors for any corporation tax liability on chargeable gains resulting from THUS ceasing to be a member of ScottishPower's chargeable gains group before 30 September 2005, other than in circumstances where THUS has left the group as a result of its voluntary act or omission (being an act or omission which has not been consented to in writing by the relevant member of the ScottishPower Group). The Directors currently estimate that such liability could be up to £570 million. The Directors' estimate is subject to the following principal uncertainties: (i) the rate of corporation tax applicable at the time of exit from the ScottishPower chargeable gains group; and (ii) the valuation attributable to the acquired business by the Inland Revenue as at 30 September 1999. Under a separate letter from ScottishPower to THUS dated 22 October 1999, ScottishPower has agreed to guarantee the obligations of each of the ScottishPower Vendors to indemnify THUS.

Fibre Agreement

Under the Fibre Agreement between THUS and ScottishPower, dated 30 September 1999, THUS is granted a 20-year licence (subject to earlier termination of the agreement) to use optic fibre installed on ScottishPower's overhead electricity network. THUS is also granted a right of first refusal for a period of ten years to install new optic fibre on ScottishPower's overhead infrastructure and to use existing optic fibre on ScottishPower's overhead infrastructure not currently used by THUS's business. An annual licence fee of £120.89 (excluding VAT) for each kilometre of optic fibre is payable by THUS. The licence fee for any new optic fibre is to be agreed at the time the licence of that new optic fibre is entered into. ScottishPower may terminate the Fibre Agreement if: (i) a competitor of ScottishPower acquires more than 30 per cent. of THUS's issued share capital; or (ii) THUS fails to pay the relevant charges in accordance with the Fibre Agreement (and such failure to pay is not remedied within 30 days). In addition, ScottishPower may terminate any licence of optic fibre and new optic fibre under the Fibre Agreement including, *inter alia*, where the continued use of the optic fibre, will in

ScottishPower's reasonable opinion, have a material adverse effect on the operation by a ScottishPower Group company of its electricity transmission or distribution system or the delivery by that ScottishPower Group company of essential services, or will cause a ScottishPower Group company to fail to fulfil a statutory obligation or a condition of any utility licence it may hold. THUS may terminate any licence of optic fibre and new optic fibre under the Fibre Agreement, *inter alia*, where THUS concludes that the charge for maintenance of optic fibre has become excessive. THUS shall give ScottishPower no less than twelve months' notice of such termination. Either party may terminate the Fibre Agreement (and/or any licence of optic fibre and new optic fibre under it), *inter alia*; (i) on six months' notice if an event of *force majeure* (e.g. storm or flood) preventing ScottishPower from maintaining or repairing licensed optic fibre extends for a period of at least six months; (ii) for a material breach by the other party which has not been remedied within 40 business days of being requested to do so; or (iii) if action is taken (and not set aside) to place the other party in insolvent administration or to convene a meeting of its creditors.

In October 2001 the single contract was replaced with three separate contracts with companies within the ScottishPower Group (being SP Transmission Limited, SP Distribution Limited and Manweb plc) in order to fulfil the requirements of the Office of Gas and Electricity Markets (OFGEM). The terms and conditions of these new contracts are substantially equivalent to the terms and conditions of the original contract, as set out above.

Master Lease Agreements

The Master Lease Agreements (one in respect of property in Scotland and one in respect of one property in England and Wales), entered into between THUS and ScottishPower on 30 September 1999, set out the terms on which THUS leases from ScottishPower Group companies certain properties. The rent payable under the Master Lease Agreements varies depending on the premises leased. However, in each case the level of rent is based on market rates. The Master Lease Agreement for Scotland has a term of 15 years and then continues from year to year until terminated by either party. The Master Lease Agreement for England and Wales has a term of 15 years only. A lease of property under the Master Lease Agreements may be terminated by ScottishPower; (i) on 12 months' notice, if the property is required by ScottishPower for use in connection with its electricity businesses: (ii) on two years' notice, if the relevant ScottishPower Group company intends to cease using the property (in which case it will offer to sell the property to THUS at open market value); or (iii) if THUS breaches its obligations under the Master Lease Agreement, for example, by failing to pay rent when due. THUS may terminate a lease of property under the Master Lease Agreements: (i) on two years' notice if THUS intends to cease to use the property in connection with THUS's business; or (ii) on 12 months' notice, if the relevant ScottishPower Group company appoints a third party to provide facilities management and other telecommunications related services in connection with its electricity business.

Intellectual Property and Branding Agreement

The Intellectual Property and Branding Agreement, entered into between THUS and ScottishPower on 30 September 1999, provides primarily for THUS to use certain trademarks and brands owned by ScottishPower. The Agreement is royalty-free until THUS ceases to be a subsidiary of ScottishPower. The Agreement may be terminated, *inter alia*, as follows: (i) either party may terminate the agreement on giving not less that six months' written notice, provided that such notice cannot take effect until after the third anniversary of the commencement date of the contract; (ii) either party may terminate if the other is in material breach of its obligations (including those for payment); and (iii) either party may terminate if the other becomes insolvent. ScottishPower may terminate the Agreement as follows: (i) in the event that a change of control in terms of Section 416 of the Income and Corporation Taxes Act 1988 occurs in relation to THUS; and (ii) insofar as it relates to the name "ScottishPower" and/or the Diamond device logo, at any time by giving not less than six weeks' prior notice to THUS.

Strategic Network Facilities Management Agreement

The Strategic Network Facilities Management Agreement entered into between THUS and ScottishPower on 30 September 1999 sets out the terms on which THUS provides those services to ScottishPower Group companies other than Southern Water Services Limited ("Southern Water") (which receives similar services under the Operational Systems Facilities

Management Agreement described below). ScottishPower pays a combination of fixed and non-fixed, use-based fees under this Agreement together with the cost of any capital items THUS procures or supplies. The Agreement has a term of six years, subject to earlier termination as described below. ScottishPower may terminate the whole or part of the Agreement if, *inter alia*: (i) THUS fails to remedy a material breach or persistent, non-material breaches of the Agreement after being requested to do so; (ii) a competitor of ScottishPower obtains more than 30 per cent. of THUS's issued share capital; or (iii) there is, in ScottishPower's reasonable opinion, a material risk that THUS's performance of the services will be likely to materially and adversely affect or interfere with the delivery by a ScottishPower Group company of an essential service (e.g. electricity) or the fulfilment by a ScottishPower Group company of its obligations under utility licences. THUS may terminate this Agreement if ScottishPower fails to pay after receiving notice to do so or commits another material breach of the Agreement. Either party may terminate the Agreement if, *inter alia, force majeure* affects the performance of the other's obligations for a continuous period of more than two months or for more than three months in any 12 month period or if action is taken to place the other in insolvent administration.

Operational Systems Facilities Management Agreement

The Operational Systems Facilities Management Agreement entered into between THUS and Southern Water on 30 September 1999 is, in all material respects, on the same terms as the Strategic Network Facilities Management Agreement as described above, except that: (i) it provides for the facilities management of the equipment and operational systems Southern Water uses to operate its telemetry and other essential systems; and (ii) has a term of three years with independently benchmarked price reviews at the end of the first and second year.

Telecommunications Services and Facilities Management Agreement

The Telecommunications Services and Facilities Management Agreement entered into between THUS and ScottishPower on 30 September 1999 provides for the delivery of the non-strategic voice and data services that the ScottishPower Group requires to operate its businesses. Like the Operations and Facilities Management Agreement, this agreement is, in all material respects, on the same terms as the Strategic Network Facilities Management Agreement as described above, except that: (i) it relates to the provision of voice and data services as well as the facilities management of telecommunications equipment and the local and wide area networks owned by the ScottishPower Group; (ii) the charges payable for the voice and data services and the facilities management services provided comprise telephony charges, fixed facilities management charges, charges on time and materials basis and pass-throughs of certain third party costs; and has a term of three as opposed to six years with an independently benchmarked price review to commence no later than 15 months after commencement of the agreement.

Call Centre Systems Facilities Management Agreement

Under the Call Centre Systems Facilities Management Agreement entered into between THUS and ScottishPower on 30 September 1999 THUS provides facilities management services in respect of the facilities used by ScottishPower's Energy Supply Division at its contact centres in Scotland and England. This Agreement has a three year term subject to earlier termination as described below. ScottishPower pays a combination of fixed and non-fixed, use-based fees under this Agreement.

ScottishPower may terminate the whole or part of this Agreement if, *inter alia*: (i) THUS fails to remedy a material breach or persistent non-material breaches of the Agreement after being requested to do so; (ii) a competitor of ScottishPower obtains more than 30 per cent. of THUS's issued share capital; or (iii) there is, in ScottishPower's reasonable opinion, a material risk that THUS's performance of the services (as defined in the Agreement) will be likely materially and adversely to affect or interfere with the delivery by a ScottishPower Group company of an essential service (e.g. electricity) or the fulfilment by a ScottishPower Group company of its obligations under utility licences. THUS may terminate this Agreement if ScottishPower fails to pay after receiving notice to do so or commits another material breach of the Agreement. Either party may terminate this Agreement, *inter alia*, if *force majeure* affects performance of the other's obligations for a continuous period of more than two months or for more than three

months in any 12 month period or if action is taken to place the other in insolvent administration. In addition, either party may terminate this Agreement by giving 12 months' notice after the third anniversary of the Agreement.

Transitional and Administrative Services Agreement

Under the Transitional and Administrative Services Agreement, entered into between THUS and ScottishPower on 18 October 1999, ScottishPower provides THUS with many of the administrative services THUS has traditionally received as a member of the ScottishPower Group. Payroll, insurance, vehicle purchasing and leasing, human resources and pensions support services in particular will continue to be provided by and through ScottishPower until terminated in accordance with the Agreement and provided ScottishPower remains a controlling shareholder of THUS. ScottishPower may terminate this Agreement at any time if a competitor of ScottishPower obtains more than 30 per cent. of THUS's issued share capital. Either party may terminate the Agreement at any time if, *inter alia*: (i) the other party fails to remedy a continuing or material breach of the Agreement within 30 days of being asked to do so; or (ii) action is taken to place the other party in insolvent administration or to convene a meeting of its creditors.

Information Systems Support Services Agreement

The Information Systems Support Services Agreement, entered into between THUS and ScottishPower on 18 October 1999 provides for ScottishPower's Information Systems Division to provide IT support services to THUS. This Agreement has a minimum term of three years. Thereafter, subject to earlier termination, as described below, the Agreement becomes a rolling annual agreement terminable on an anniversary of the commencement date following the giving of not less than six months' notice by either party. This Agreement may be terminated if, *inter alia*, either party fails in any material respect to comply with its obligations (including those for payment). The Agreement is also terminable on insolvency events of either party. ScottishPower may terminate the Agreement in the event that a change of control in terms of section 416 of the Income and Corporation Taxes Act 1988 occurs in relation to THUS.

With effect from 5 May 2000 the Information Systems Support Services Agreement was assigned from ScottishPower to Calanais Limited, a joint venture between SAIC Limited and ScottishPower. On 23 March 2001, ScottishPower disposed of its 50 per cent. holding in Calanais Limited and as a result Calanais Limited ceased to be a joint venture from that date.

Revolving Working Capital Facility Agreement

THUS has entered into a facility agreement dated 4 February 2001 with ScottishPower pursuant and subject to which ScottishPower has agreed to provide to THUS an unsecured revolving loan facility of up to £320 million. Loans made under the Revolving Working Capital Facility Agreement may be applied towards the general corporate purposes of the Group. Availability of funds under this agreement is subject to satisfaction of conditions precedent both on the date of each request and at each proposed drawdown date, including: (i) the absence of any litigation, arbitration or administrative proceedings which are current, pending or, to the best knowledge of THUS, threatened and which would be reasonably likely to have a material adverse impact upon THUS's ability to satisfy its payment and other material obligations under the Facility Agreement; (ii) the absence of any material adverse change in THUS's business or financial condition; and (iii) THUS being and not ceasing to be a subsidiary of or controlled by ScottishPower, subject to a permitted transferee exception ("Control Event"). Interest will accrue from day to day during an Interest Period on advances under the Facility at a rate of LIBOR plus the applicable margin, being 3 per cent. per annum. A commitment fee is payable computed at the rate of 1.5 per cent. per annum on the daily unutilised and uncancelled balance of the total availability from the date of the Revolving Working Capital Facility Agreement up to and including the Final Maturity Date. Upon the occurrence of a Control Event, ScottishPower may by notice to THUS: (i) accelerate the repayment of all amounts outstanding under any Loan under the Facility to such date as it may specify in the notice (being not less than two Business Days after the date of such notice); and (ii) declare that the unutilised portion of availability under the Facility shall be cancelled with immediate effect. This provision ceases to apply if ScottishPower transfers its rights and obligations under the Revolving Working Capital Facility Agreement to certain permitted transferees. The Agreement also includes customary events of default, such as an admitted failure by THUS or a member of the Group to pay its debts as they fall due.

This Agreement contains a number of covenants requiring compliance by THUS and the Group for as long as there may be amounts outstanding under the Facility. These include: (i) a covenant limiting the Group's ability to incur financial indebtedness; (ii) covenants limiting (A) the granting of security over the Group's assets; (B) the making of acquisitions; (C) the making of investments in third party entities which are not wholly-owned subsidiaries of THUS; and (D) disposals; and (iii) a covenant requiring THUS to enter into all future hedging agreements (to hedge the exposure of THUS under the Facility Agreement) exclusively with ScottishPower.

Pensions Agreement

The Pensions Agreement, entered into between THUS and ScottishPower on 18 October 1999, sets out the terms on which THUS is permitted to continue to participate in the ScottishPower Group pension schemes (the "Pension Schemes"). The Agreement also sets out arrangements for the establishment by THUS of alternative pension arrangements following cessation of participation and, subject to employee consent, the transfer of the liabilities of the Pension Schemes in respect of THUS's employees from the Pension Schemes to THUS's replacement arrangements. Employer contributions to each of the final salary schemes are required to be paid at a blended rate, varying with the percentage shareholding in THUS held by ScottishPower. The rate is based as to the percentage shareholding in THUS held by ScottishPower, on the employer contribution rate payable by other members of the ScottishPower Group to that scheme, and as to the percentage balance of THUS's ordinary share capital not held by ScottishPower, on the underlying funding rate for that scheme as certified by the relevant Pension Scheme actuary. ScottishPower may terminate THUS's participation in any one or more of the Pension Schemes by giving six months' notice in writing, apart from members with statutory pension protection under the Electricity Act 1989, where THUS's participation in the relevant Pension Schemes may continue until the earlier of six months after ScottishPower ceases to hold any shares in THUS, or five years after THUS ceases to be a subsidiary of ScottishPower. THUS may terminate its participation in any one or more of the Pension Schemes by giving notice to expire not earlier than the first day of the following calendar month. The parties may accept shorter or longer notice periods. In addition, participation by THUS in a Pension Scheme must cease if so required by the Board of Inland Revenue.

New scheme

It was agreed that, following cessation of participation of THUS in the Pension Schemes, THUS would establish separate pension arrangements and admit at least those employees who had been members of the Pension Schemes immediately before cessation of participation. On-going benefits (or contributions in the case of defined contribution arrangements) should be at levels that are broadly comparable to those applicable in the Pension Schemes, as assessed by the ScottishPower and THUS actuaries at the relevant time.

Provision of Benefits Agreement

Under the Provision of Benefits Agreement, entered into between THUS and ScottishPower on 18 October 1999, ScottishPower provides THUS with a number of benefits that THUS traditionally received as part of the ScottishPower Group. These benefits include the Open Learning Centre Service which is provided for the benefit of the Company's employees. ScottishPower may terminate this Agreement at any time if a competitor of the ScottishPower Group obtains more than 30 per cent. of THUS's issued share capital. Either party may terminate the Agreement at any time if, *inter alia*: (i) (material breach) the other party fails to remedy a continuing or material breach of the Agreement within 30 days (21 days in the case of non-payment of amounts properly due) of being asking to do so; or (ii) (financial failure) action is taken to place the other party in insolvent administration or convenes a meeting of its creditors. In addition, after the second anniversary of the commencement date of the Agreement, either party may terminate at any time by giving not less than three months' notice in writing, which, in the case of the Open Learning Centre benefits only, may expire on 31 March in any given year.

Counter Indemnity Agreement

ScottishPower has provided guarantees in relation to certain obligations of THUS, including obligations relating to lease properties in England and Scotland (the "Guarantees"). ScottishPower may be required to make payments under the Guarantees. Under the Counter Indemnity Agreement, entered into between THUS and ScottishPower on 18 October 1999, a counter indemnity is given by THUS in favour of ScottishPower in respect of ScottishPower's obligations under the Guarantees. THUS undertakes to keep ScottishPower fully indemnified in respect of any payments ScottishPower is required to make under or in connection with the Guarantees. No fee is payable by THUS to ScottishPower in consideration for the continued provision of such guarantees.

Group Relief Agreement

Under the Group Relief Agreement, entered into between THUS and ScottishPower on 18 October 1999, certain tax losses which are not used within either the THUS or the ScottishPower corporate groups may, if THUS and ScottishPower so agree, be used and paid for by the other.

Relationship Agreement

Under the Relationship Agreement, entered into between THUS and ScottishPower on 9 November 1999, ScottishPower, for itself and on behalf of the ScottishPower Group, and THUS each undertake to exercise all of their respective powers, as applicable, to ensure among other things, that (i) THUS is capable of carrying on its business independently of any member of the ScottishPower Group; and (ii) all transactions and relationships between any member of the ScottishPower Group and any member of the Group are at arm's length and on a normal commercial basis. Under this Agreement, if ScottishPower or any member of the ScottishPower Group intends to sell any shares held by it in THUS, ScottishPower has agreed to consult with THUS to the extent reasonably practicable. The Relationship Agreement contains equivalent exclusivity and right of first refusal provisions to those set out in the Fibre Agreement, effective if the Fibre Agreement is terminated as a result of an adverse regulatory effect and to last until the date on which the exclusivity under the Fibre Agreement would have expired or termination of the Relationship Agreement, whichever is earlier. Under the terms of the Relationship Agreement, the Directors nominated by ScottishPower are not permitted to vote on or count in the quorum in relation to any Board meeting where THUS intends to enter into or enforce any contract, arrangement or transaction with any member of the ScottishPower Group. The quorum for any meeting of the Board to consider such a resolution will be three Directors, at least two of whom will be non-executive Directors.

As a result of the relationship agreement the Directors are satisfied that THUS Group is capable of carrying its business independently of the ScottishPower Group and all transactions and relationships between THUS Group and the ScottishPower Group are and will continue to be at arm's length and on a normal commercial basis.

13.2 Termination of certain commercial arrangements between THUS and members of the ScottishPower Group

Certain of the commercial arrangements listed above will either be terminated on a Demerger or notice to terminate has already been served. These terminations are listed below:

Intellectual Property and Branding Agreement

This Agreement will be terminated on a Demerger. However, in such an event, THUS and ScottishPower propose to enter into a new agreement providing that ScottishPower may not use, sell or assign the "Scottish Telecom" brand for a period of 10 years. The "Scottish Telecom" brand is an historical brand name of the THUS business. It is anticipated that any consideration for this new agreement would be purely nominal.

Operational Systems Facilities Management Agreement

Southern Water has issued notice to terminate this agreement and the agreement will terminate on 8 December 2002. Until that time, the agreement will continue to operate under its current terms.

Provision of Benefits Agreement

THUS has served notice to terminate provision of the Open Learning benefits under this agreement (the only benefits still provided under this agreement) and on that notice becoming effective on 1 April 2002, this agreement will be fully terminated.

Relationship Agreement

The material terms of this agreement (save for certain terms relating to maintaining confidentiality of information and making announcements relating to the agreement) will terminate automatically on a Demerger.

Revolving Working Capital Facility Agreement

ScottishPower intends to assign this agreement to Scottish Power plc prior to completion of the Open Offer. Upon completion of the Open Offer, the facility will be cancelled, except for a bridging facility of up to £10 million, which will continue to be available until shortly after completion of the Demerger. Following completion of the Demerger, that bridging facility would be repaid in full and cancelled.

Transitional and Administrative Services Agreement

THUS has delivered notices terminating the following services provided under this agreement: occupational health services, employee relations support services, employee relations consultancy services, compensation and benefits support services, and compensation and benefits support administration.

THUS will continue to receive payroll services and various vehicle leasing services from ScottishPower under the terms of the Agreement until THUS has established its own payroll and vehicle leasing services. THUS and ScottishPower have agreed that THUS will stop receiving insurance services from March 2002.

13.3 Proposed amendments to commercial arrangements between THUS and members of the ScottishPower Group

It is proposed that certain of the commercial agreements between the ScottishPower Group and THUS are amended both prior to the Demerger and in the period following the Demerger. Summaries of certain of the proposed amendments (insofar as they are known at the date of this document) are as follows:

Transitional and Administrative Services Agreement

THUS intends to enter into an agreement with ScottishPower providing that THUS may continue to receive pensions support services for the same period of time as THUS participates in the ScottishPower Pension Schemes. It is anticipated that any consideration in relation to the entering into of this agreement would be purely nominal.

Pensions Agreement

THUS proposes to enter into an agreement with ScottishPower in relation to the continued participation of THUS in ScottishPower Pension Schemes for a limited period and the contributions payable by THUS for such participation.

13.4 Acquisition of the Branded and Media Sales Business of the Interactive Media and Content Division of THUS

A sale and purchase agreement dated 25 October 2001 was entered into between THUS, iTouch (UK) Limited (the "Buyer") and iTouch plc (the "Guarantor") for the sale of the branded business (which operations consist of deriving revenue from the provision and distribution of content via premium rate telephone lines to consumer markets including the "Clubcall", "Racecall", "CricketCall", "Weathercall", "MarineCall" and "Teleshare" brands) and media sales business (including the provision of automated telephony based response services in connection with promotions run by television and/or radio channels) of THUS. The consideration for the purchase by the Buyer was £3.5 million. Warranties given by THUS to the Buyer under the agreement are subject to a maximum liability of £3.5 million and THUS shall have no liabilities under such warranties after 25 October 2003. THUS has agreed not to compete with the business as carried on by the Buyer for a period of three years from 25 October 2001.

13.5 The Underwriting Agreement

By an underwriting agreement dated 18 January 2002 between THUS and Scottish Power plc (the "Underwriting Agreement"), Scottish Power plc has agreed, on the terms and subject to the conditions referred to in the agreement, to apply to subscribe, at a price of 48 pence per share, for 360,991,228 THUS Ordinary Shares out of its full entitlement under the Open Offer and to subscribe, at a price of 48 pence per share for the THUS Ordinary Shares not otherwise subscribed for in connection with the Open Offer or otherwise pursuant to the arrangements contained in the agreement, up to a maximum of approximately £275 million.

The Underwriting Agreement is conditional upon, *inter alia*, the Directors being satisfied that all conditions for drawdown under the agreement relating to the Bank Facility will be fulfilled when required, the passing of the resolutions (without amendment) at the Extraordinary General Meeting, admission of the THUS Ordinary Shares to be issued in connection with the Open Offer occurring not later than 9.00 a.m. on 12 March 2002 or such later date as the parties may agree, Scottish Power plc not having decided against proceeding with the Demerger, the reduction of Scottish Power plc's share premium account, proposals relating to which were announced by Scottish Power plc on 19 December 2001, having become effective, on the resolution to be proposed at the extraordinary general meeting of Scottish Power plc expected to be held on or around 11 March 2002 at which a special resolution will be proposed to empower the directors of Scottish Power plc to effect the Demerger having been passed and the Implementation Agreement (as defined below) having been duly executed by the parties thereto and not having been terminated. The Underwriting Agreement contains customary warranties and undertakings given by THUS in favour of Scottish Power plc relating, *inter alia*, to the contents of the Open Offer Prospectus and that the business of THUS has been carried on in the usual course since the date of the latest accounts. In addition, THUS has agreed to indemnify Scottish Power plc or any of its subsidiary undertakings or holding companies in respect of certain liabilities they may incur in respect of the Underwriting Agreement or in connection with the Open Offer or the listing or admission to trading of the THUS Ordinary Shares to be issued in connection with the Open Offer as a result of THUS's neglect or default. Scottish Power plc is not entitled to terminate or rescind the agreement for any misrepresentation by THUS save for any fraudulent misrepresentation. This agreement also contains provisions relating to the continued availability of a bridging facility of up to £10 million under the ScottishPower Facility.

THUS reserves the right, with the consent of Scottish Power plc, to enter into arrangements with one or more underwriters to underwrite some of the new THUS Ordinary Shares to be issued pursuant to the Open Offer. In the event that THUS enters into agreements with one or more such underwriters, the number of THUS Ordinary Shares subscribed for by Scottish Power plc pursuant to the Underwriting Agreement will be reduced by the number of THUS Ordinary Shares so underwritten. Any such arrangements will not affect THUS's position as a member of the Scottish Power plc chargeable gains group.

13.6 The Implementation Agreement

By an Implementation Agreement dated 18 January 2002 between Scottish Power plc, ScottishPower, THUS and THUS Group (the "Implementation Agreement"), each of the parties have agreed to use reasonable endeavours to implement, in accordance with a timetable, various transaction steps (including the posting of documentation to shareholders and the convening of shareholders meetings) relating, *inter alia*, to the Open Offer, the Scheme and the Demerger. Each party to this agreement represents and warrants to the other that it has the legal right and authority to enter into the agreement. Pursuant to this agreement, ScottishPower (or, following the transfer of its THUS Shares to Scottish Power plc, Scottish Power plc) undertakes to vote in favour of the Resolutions (apart from the resolution numbered 6 in the Notice of Extraordinary General Meeting). In addition, Scottish Power plc and THUS agree to indemnify each other in respect of certain charges to tax which, although technically arising in THUS or the ScottishPower Group, actually relate to the business of the ScottishPower Group or THUS, respectively. The agreement also contains provisions regarding the sharing between Scottish Power plc and THUS of certain costs relating to the Open Offer, the Scheme and the Demerger. The agreement may be terminated at any time (i) by written agreement between ScottishPower, Scottish Power plc, THUS and THUS Group; (ii) by ScottishPower or Scottish

Power plc giving written notice to THUS and THUS Group if the directors of Scottish Power plc decide in their absolute discretion, not to proceed with the Demerger; and (iii) by ScottishPower or Scottish Power plc giving written notice to THUS and THUS Group or by THUS or THUS Group giving written notice to ScottishPower and Scottish Power plc in the event of a material breach of the other parties' obligations under this agreement. On termination of this agreement, the parties' obligations under the Underwriting Agreement would also terminate unless Scottish Power plc decided otherwise.

13.7 Tax Indemnity Deed

The Tax Indemnity Deed dated 18 January 2002 was entered into between ScottishPower Telecommunications Limited, Demon Internet Limited, The CallCentre Service Limited, The Information Service Limited, Watermark Games Limited, Megafone (UK) Limited, Lancastrian Holdings Limited (together, the "ScottishPower Vendors"), THUS, THUS Group, Scottish Power and Scottish Power plc. The Tax Indemnity Deed contains provisions clarifying and, in certain circumstances, extending and restricting the scope of existing indemnities given to THUS by the ScottishPower Vendors pursuant to the terms of the Intra-Group Transfer Agreements (described in paragraph 13.1 above) (the "Existing Tax Indemnities"), and guaranteed by ScottishPower), in relation to any corporation tax liability on chargeable gains arising in THUS which result from THUS ceasing to be a member of ScottishPower's chargeable gains group, other than in circumstances where THUS has left the group as a result of its voluntary act or omission (being an act or an omission which has not been agreed to in writing by the relevant ScottishPower Group company). Under the Tax Indemnity Deed, all matters relating to THUS contained in the Existing Tax Indemnities also now apply to THUS Group following the implementation of the Scheme. The Tax Indemnity Deed clarifies and, in certain circumstances, extends or restricts the provisions of the Existing Tax Indemnities to take account of the Open Offer, the Scheme and the Demerger. For these purposes, the Tax Indemnity Deed clarifies that certain steps to be taken by THUS and THUS Group in implementing the Open Offer and the Scheme will not, if carried out as agreed, constitute voluntary acts of or omissions to act by THUS. The Tax Indemnity Deed also provides that THUS will not be entitled to be indemnified in respect of a charge to tax arising through THUS, THUS Group or certain persons who are deemed for tax purposes to be under the control of THUS or THUS Group making certain payments ("chargeable payments") in the five year period following the Demerger. The Tax Indemnity Deed also gives ScottishPower improved conduct and mitigation rights in respect of payments made under the Existing Tax Indemnities.

13.8 THUS Sponsor's Agreement

The sponsor's agreement dated 18 January 2002 and entered into between THUS and Greenhill (the "THUS Sponsor's Agreement") sets out the terms upon which THUS has appointed Greenhill as its sponsor for the purposes of the application for admission to the Official List of the THUS Ordinary Shares to be issued in connection with the Open Offer. The THUS Sponsor's Agreement provides for the payment by THUS of certain costs, charges, fees and expenses of, or incidental to, the Open Offer (together with any related value added tax incurred by Greenhill on THUS's behalf). However, no charge or fee is payable to Greenhill as sponsor. The THUS Sponsor's Agreement contains representations and warranties given by THUS to Greenhill as to the accuracy of the information contained in this document and certain other documents and relating to the Directors, THUS and its business, and an unlimited (in time and amount) indemnity from THUS in favour of Greenhill.

13.9 THUS Group Sponsor's Agreement

The sponsor's agreement dated 18 January 2002 and entered into between THUS, THUS Group and Greenhill (the "THUS Group Sponsor's Agreement") sets out the terms on which THUS Group has appointed Greenhill as its sponsor for the purposes of the application for admission to the Official List of the THUS Group Ordinary Shares on implementation of the Scheme. The THUS Group Sponsor's Agreement provides for the payment by THUS and THUS Group of certain costs, charges, fees and expenses of, or incidental to, the admission and the Scheme (together with any related value added tax incurred by Greenhill on THUS's or THUS

Group's behalf). However, no charge or fee is payable to Greehill as sponsor. The THUS Group Sponsor's Agreement contains representations and warranties given by THUS and THUS Group to Greenhill as to the accuracy of the information contained in this document and certain other documents and relating to the Directors of THUS Group and THUS and its business and an unlimited (in time and amount) indemnity from each of THUS and THUS Group in favour of Greenhill.

13.10 Bank Facility Agreement

THUS entered into a bank facility agreement dated 19 December 2001 with The Royal Bank of Scotland plc, Société Générale and TD Bank Europe Limited (the "Lenders"), pursuant and subject to the terms of which the Lenders agreed to make available to THUS subject to the fulfillment of conditions precedent, credit facilities of up to a principal amount of £90,000,000. This principal amount is comprised of two tranches. Facility A is a revolving loan facility of £50,000,000 available from the date of the Bank Facility Agreement until 30 June 2002. Facility B is a revolving loan facility of £90,000,000 to be available from the date of completion of the Scheme of Arrangement until 1 April 2004, to be refinanced by an amortising term loan facility on 1 April 2004. For the purposes of this Agreement, the date of completion of the Scheme of Arrangement means the date following completion of the Scheme of Arrangement on which security is granted by THUS Group over the shares in THUS and related documents are executed and/or delivered to the Lenders.

Loans made under the Bank Facility Agreement are to be applied towards financing capital expenditure, working capital requirements and operational expenses of the Group and other general corporate purposes of the Group. However, the Facilities may not be used to finance the acquisition of any company or the business or assets comprising a division or operating unit of any company or business or any investment in a joint venture. Facility A loans may be used to refinance other Facility A loans and Facility B loans may be used to refinance Facility A loans and other Facility B loans.

Conditions precedent to initial drawdown under Facility A include: (i) THUS granting a first ranking security interest in its material property (excluding its Scottish bank accounts) by way of fixed and floating charges in the agreed forms; (ii) in respect of all bank accounts in England and Wales, notices and acknowledgements in the prescribed form of the charge over the bank accounts from such banks holding the accounts and, in respect of all bank accounts in Scotland, notices and acknowledgements from such banks holding the accounts and providing that the accounts will be frozen on an Event of Default; (iii) the Open Offer having been successfully completed so that THUS has received gross proceeds of not less than £275,000,000; (iv) the Revolving Working Capital Facility Agreement between THUS and ScottishPower having been repaid in full; and (v) the existing tax indemnities from ScottishPower and certain other members of the ScottishPower Group (in relation to any potential tax liability under section 179 of the Taxation of Chargeable Gains Act 1992) have not been released unless replaced by further or supplemental tax indemnities in favour of THUS from ScottishPower or a member of the ScottishPower Group guaranteed by ScottishPower under which the rights of THUS are no less beneficial to THUS than the existing tax indemnities.

Conditions precedent to initial drawdown under Facility B include: (i) evidence that THUS has been delisted and that the shares in THUS Group have been admitted to the Official List; (ii) evidence that THUS Group is the beneficial holder of the entire issued share capital of THUS; (iii) execution and delivery of the deed of pledge in the agreed form and registration of the Security Trustee as the legal owner of the entire issued share capital of THUS; and (iv) accession by THUS Group as an additional guarantor under the Agreement.

In relation to each subsequent drawdown under either Facility A or Facility B, availability of funds is subject to satisfaction of conditions precedent both on the date of each request and at each proposed drawdown date, including: (i) the absence of any litigation, arbitration or administrative or regulatory proceeding or investigation which is current or pending or, to the knowledge of THUS, threatened against any member of the Group or its assets which is likely to result in a liability of the Group in excess of £2,000,000; and (ii) a ratio of Consolidated Total Debt on the relevant utilisation date (including the proposed drawdown to be made on such date) to Annualised Consolidated EBITDA of the Group not exceeding 3.5:1.

Interest will accrue from day to day during an Interest Period on advances under the Facilities at a rate of LIBOR plus the applicable margin and Mandatory Costs, if any. The margin for Facility A is 3.50 per cent. per annum, increasing to 4.50 per cent. per annum on the date of the Demerger Event unless (i) security is given over the shares in the Borrower within 3 days of the Demerger Event, and (ii) Completion of the Scheme of Arrangement occurs within 21 days of the Demerger Event. The margin for Facility B is 3.50 per cent. per annum at all times until 30 June 2003. Thereafter, it will be determined in accordance with the ratio of Consolidated Total Debt to Annualised Consolidated EBITDA as follows:

(1) **Rate (per cent. per annum)**	**(2)** **Ratio of Consolidated Total Debt to Annualised Consolidated EBITDA**
3.5	2.5:1 (or greater)
2.5	Less than 2.5:1 but greater than or equal to 1.5:1
1.5	Less than 1.5:1

A commitment fee is payable computed at the rate of 1.25 per cent. per annum on undrawn amounts.

Each Loan outstanding under either Facility A or Facility B must be repaid forthwith in full if at any time any person (other than ScottishPower or any subsidiary of ScottishPower at any time prior to the Demerger Event) holds or any persons acting in concert hold, directly or indirectly, 30 per cent. or more of the voting and economic interest in, prior to the Completion of the Scheme of Arrangement, THUS, or, thereafter, THUS Group. Proceeds of certain disposals by any member of the Group and, after 1 April 2004, 50 per cent. of Excess Cash Flow (defined in the Facility Agreement as the aggregate Consolidated EBITDA of the Group less certain deductions including interest charges, taxes paid and capital expenditures for each fiscal year) must be applied in mandatory prepayment of the Bank Facility.

The Agreement also includes customary events of default, such as an admitted failure by THUS or a member of the Group to pay its debts as they fall due. Other events of default include: (i) Completion of the Scheme of Arrangement not taking place by 30 June 2002; and (ii) any Security document does not or ceases to create effective security over the relevant property or assets. The Agreement contains a number of covenants requiring compliance by THUS and the Group for as long as there may be amounts outstanding under the Facilities. These include: (i) a covenant limiting the Group's ability to incur financial indebtedness; (ii) covenants limiting (A) the granting of security over the Group's assets; (B) the ability of any member of the Group to merge or consolidate with any other company or person or participate in any reconstructing other than the Scheme of Arrangement, pursuant to the Open Offer or the Demerger; (C) disposals; and (D) the making of acquisitions; (iii) a covenant requiring THUS to enter into all future hedging agreements (to hedge the exposure of THUS under the Bank Facility Agreement) exclusively with the Lenders or their Affiliates and (iv) extensive financial covenants to be tested on a quarterly basis.

The Agreement also contains usual and customary representations and warranties, including as to (i) the due organisation, existence and power to conduct the Business and enter into the Facilities Agreement and related security documents; (ii) the legality, validity and enforceability of the Facility Agreement and related security documents; the absence of any pending litigation likely to result in a liability for the Group in excess of £2 million; and (iii) the absence of material adverse change.

14. Principal Establishments

Subject to the position in relation to Northway House, THUS leases, or is contractually entitled, subject to landlord's consent, to have assigned to it leases of, various properties in the United Kingdom. THUS's headquarters, located at Dalmore House in Glasgow, are the most significant of these properties. THUS believes that its facilities are adequate for its present needs in all material respects.

Set out below is a summary of certain information with respect to the principal establishments THUS leases or which will be assigned to THUS:

Location	Lease Term & Duration	Tenure	Tenant's Name	Approx Area (sq ft)	Principal Use	Comments
Anchorage House, London	24.06.99 - 23.06.19 (20 yrs)	Under-lease	THUS plc	16,807	Network Site	
Berkeley Square, Glasgow (Pav 1+2)	16.03.98 - 15.03.23 (25 yrs)	Lease	Scottish Power plc	35,192	Call Centre	
Berkeley Square, Glasgow (Pav 3+4)	24.12.98 - 15.03.23 (25 yrs)	Lease	Scottish Power plc	35,286	Call Centre	
Cadogan Square, Glasgow	20.03.97 - 19.03.07 (10 yrs)	Lease	Scottish Power plc	31,120	Call Centre	
City Point, Tyndrum Street, Glasgow	10.04.00 - 30.09.15 (15 yrs)	Lease	THUS plc	32,580	Call Centre	
Dalmore House, St. Vincent Street, Glasgow (Floors 5+6)	01.10.94 - 30.09.04 (10 yrs)	Sub Lease	Scottish Power plc	8,770	Office	Termination notice served upon Landlord to facilitate exit as at 30 September 2002.
Dalmore House, St. Vincent Street, Glasgow (Floors 7, 8+9)	21.10.97 - 30.09.04 (7 yrs)	Sub Lease	Scottish Power plc	11,377	Office	Termination notice served upon Landlord to facilitate exit as at 30 September 2002.
Dalmore House, St. Vincent Street, Glasgow (Ground Floor)	24.01.00 - 30.09.04 (5 yrs)	Sub Lease	THUS plc	6,764 (after remea-sure)	Office	Termination notice served upon Landlord to facilitate exit as at 30 September 2002.
Dewar Place, Edinburgh	30.09.99 - 29.09.04 (15 yrs)	Lease	SPT Holdings Ltd	4,500	Network Site	
Finsbury Tower, Bunhill Row, London	27.04.00 - 26.04.21 (21 yrs)	Lease	THUS plc	11,270	Network Site	
Gateway House, Regents Park Road, London (Floors 5, 6+7)	18.12.95 - 17.12.06 (10 yrs)	Lease	Demon Internet Ltd	12,811	Office	Licence to Assign in favour of THUS plc due to be completed.
Gateway House, Regents Park Road, London (Part of 4th Floor)	16.04.97 - 23.12.06 (9.5 yrs)	Under-lease	Demon Internet Ltd	2,510	Office	Licence to Assign in favour of THUS plc due to be completed.
Gateway House, Regents Park Road, London (4th Floor Sub-lease)	11.08.99 - 23.12.06 (7.25 yrs)	Under-lease	Demon Internet Ltd	1,888	Office	Licence to Assign in favour of THUS plc due to be completed.
Hendon Lane, Finchley, London (Suites 1, 2 & 3)	29.09.86 - 28.09.02 (6 yrs)	Lease	Demon Internet Ltd	3,186	Network Site	
Hillington, Jubilee Court	31.08.98 - 30.08.23 (25 yrs)	Lease (Missive)	SPT Ltd	15,000	Network Site	Lease in name of SPT Ltd being completed. Assignation to THUS plc pending.
Hunter Road, Kirkton Campus, Livingston	26.10.99 - 25.10.19 (20 yrs)	Lease	THUS plc	32,043	Office	
Kingsland Grange, Woolston, Warington	25.03.99 - 24.03.24 (25 yrs)	Lease	SPT Ltd	18,400	Network Site	Approach made to Landlord for assigning lease to THUS plc.
Kirkhill Drive, Dyce, Aberdeen	01.11.99 - 01.11.03 (4 yrs)	Sub Lease	THUS plc	2,958	Office	
Manweb House, Kingsfield Court, Wrexham	30.09.99 - 29.09.02 (3 yrs)	Licence	SPT Holdings Ltd	6,970	Office	No requirement for Assignment.
Matrix Park Royal, Coronation Road, London	24.06.99 - 23.06.24 (25 yrs)	Lease	Scottish Power Telecomm-unications Limited	25,589	Network Site	Approach made to Landlord for assigning lease to THUS plc.
Newhouse Store	30.08.99 - 29.08.09 (10 yrs)	Lease	SPT Ltd	27,338	Stores	Approach being made to Landlord for assigning lease to THUS plc.
Northway House, High Road, London (1st Floor)	16.03.98 - 15.03.03 (5 yrs)	Lease	Demon Internet Ltd	7,414	Office	
Northway House, High Road, London (9th Floor)	20.10.97 - 19.10.02 (5 yrs)	Lease	Demon Internet Ltd	6,513	Office	
Oakbank, Livingston	07.09.99 - 06.09.19 (20 yrs)	Lease	THUS plc	30,000	Disaster Recovery Site	
Roman Road, Kirkintilloch, Glasgow	30.09.99 - 29.09.14 (15 yrs)	Lease	SPT Holdings Ltd	11,000	Office	

Location	Lease Term & Duration	Tenure	Tenant's Name	Approx Area (sq ft)	Principal Use	Comments
South Gyle, South Gyle Crescent, Edinburgh	01.09.97 - 31.08.22 (25 yrs)	Sub Lease	SPT Ltd	7,500	Switch	
Thamesgate House, Victoria Avenue, Essex	16.05.01 - 28.09.02 (1.25 yrs)	Lease	THUS plc	12,500	Call Centre	Completed on lease renewal basis.
Waterloo Street, Glasgow	30.09.99 - 29.09.03 (4 yrs)	Lease	SPT Holdings Ltd	35,767	Office	- -
West George Street, Glasgow	30.09.99 - 29.09.14 (15 yrs)	Lease	SPT Holdings Ltd	2,529	Network Site	
West Humble House, Station Road, Dorking, Surrey	12.02.96 - 24.03.11 (15 yrs)	Lease	Demon Internet Ltd	7,261	Network Site	Licence to assign in favour of THUS plc due to be completed shortly.

Notes
SPT Ltd - Scottish Power Telecommunications Limited
SPT Holdings Ltd - Scottish Power Telecommunications Holdings Limited

From October 1999, the Company has occupied the first floor of Northway House and has, for a considerable period, paid rent at £18,535 per quarter in advance on the usual English quarter days which rent has been accepted by the landlord of this property. The lease of this property is not formally documented but it is believed that the Company would be deemed to be a periodic business tenant. If a formal executed lease in the name of Demon Internet Limited is located, then the likelihood is that this status would change and the Company will be treated as an authorised assignee in occupation.

15. Litigation

Save as set out below, neither the Company, THUS Group, nor any other member of the Group is engaged, or has been involved in any legal or arbitration proceedings (including, so far as the THUS Group Directors are aware, any such proceedings which are pending or threatened by or against the Company, THUS Group or any member of the Group) which may have, or have had, during the twelve months preceding the date of this document, a significant effect on the financial position of the Group.

15.1 Godfrey v Demon Internet Limited ("Demon")

Demon was sued for defamation by Mr. Godfrey, an internet news group user. On 13 January 1997, an article was posted on the "Usenet" news group carried by Demon, purporting to be the work of Mr. Godfrey. Mr. Godfrey alleged that he informed Demon that the work was a forgery and that it was defamatory of him but the article was not removed on his request. Mr. Godfrey claimed damages of up to £500,000 plus costs. The judge ruled at preliminary hearing that an Internet Service Provider ("ISP") once notified had an obligation to remove defamatory material published on its network servers. In 2001 the case was settled out of court, by payment to Mr. Godfrey of approximately £189,000. A later ruling by the President of the Family Division gave greater guidance on the responsibilities of an ISP and limited the responsibility of an ISP to circumstances where they have "actual knowledge".

15.2 Exchange Telecom Limited ("ETL") v THUS

ETL raised a claim against THUS for breach of contract due to the personal numbering service offered by THUS not being the service that they believed to have been originally specified. The position of THUS was that the manufacturer did not develop the relevant management software because the market for personal numbering did not develop in line with forecasts. An out of court settlement of £450,000 was reached with ETL in 2001.

15.3. TDI Corporation Limited ("TDI") v ScottishPower Telecommunications Limited

TDI alleged a breach of contract and claimed for abortive costs in relation to a proposed development at Collegelands, Glasgow. The project was subject to non-binding heads of agreement arranged between respective solicitors. ScottishPower Telecommunications decided not to proceed with the project and TDI claimed £1.4 million including their abortive costs. The Court of Session dismissed TDI's claim on grounds of inadequate specification and TDI were ordered to pay the court costs of THUS.

15.4 Bulger Injunction

In July 2001 the Attorney General required that all the Internet Service Providers (ISPs) refrain from the publication of any material which would lead to the identification of Venables and Thompson (the recently released killers of Jamie Bulger). Therefore, all ISPs could be in contempt of court simply where such material was published by customers through the Company's computers without the knowledge of the Company. Because of this concern, THUS applied to the court to have the order varied so that an ISP would be liable for publishing information infringing the injunction only if it knew or should have known that information had been or was likely to be placed on its servers or had been or was likely to be accessible via its service and that it failed to take reasonable steps to prevent the publication of the material in question.

15.5 TBWA/GGT v THUS

THUS terminated its commercial relationship with TBWA/GGT. TBWA/GGT claimed that a written contract applied which entitled them to payment for a minimum term of 12 months and that they were entitled to be paid minimum monthly fees for the balance of the term. In addition, TBWA/GGT also sought payment of unpaid invoices. The total sum claimed was £632,022.15. THUS believes that this claim is likely to be settled at a significantly lower sum.

16. Working Capital

If, following the Open Offer having become unconditional and the Scheme of Arrangement having become effective, the Demerger is not completed, the Bank Facility will not be available to the Company and the Group will not have sufficient working capital.

After completion of the Open Offer and the Scheme of Arrangement, failure by THUS Group to grant security over the THUS Shares to the Lenders by 30 June 2002 will constitute an event of default under the Bank Facility. In this event, the Lenders would have the right to call all funds drawn under the Bank Facility and THUS would be required to seek alternative sources of finance, without which THUS would no longer have sufficient working capital to meet its requirements.

Furthermore, even after the Open Offer has become unconditional, and the Scheme of Arrangement has become effective, the decision as to whether or not to proceed with the Demerger would remain one to be taken by the directors of Scottish Power plc. If Scottish Power plc does not proceed with the Demerger for any reason, the Company would not be able to draw down funds under the Bank Facility due to the risk of a degrouping tax charge arising in THUS. Accordingly, there is a risk that the Scheme of Arrangement may become effective and that the Company has insufficient working capital.

Should the Demerger not be completed and the Bank Facility not become available the Directors would discuss the Group's position with Scottish Power plc, its majority shareholder, in the light of the circumstances prevailing at that time. In this event, THUS would be reliant on Scottish Power plc for funding or would need to obtain their consent to put in place alternative funding. However the Directors cannot guarantee that such funding would be available either from Scottish Power plc or from alternative sources. If no such funding were available, the Directors believe that the Company would have to seek the appointment of an administrative receiver or pursue other insolvency procedures.

However, subject to completion of the Scheme of Arrangement and the Demerger and after taking into account the proceeds of the Open Offer (which is fully underwritten), repayment of the ScottishPower Facility and the introduction of the Bank Facility, the Company is of the opinion that the Group will have sufficient working capital for its present requirements, that is for at least 12 months from the date of this document.

17. Significant Change

17.1 There has been no significant change in the financial or trading position of the Group since 30 September 2001, the date to which the most recent unaudited consolidated interim results for the Group have been prepared, which are set out in Part 4 of the Listing Particulars.

17.2 There has been no significant change in the financial or trading position of THUS Group since 18 January 2002, the date to which the Accountants' Report set out in Part 3 of the Listing Particulars was prepared.

18. Employees

The following table extracted from Part 3 of the Listing Particulars shows the average number of persons employed by the Group and the various business sectors of the Group in which they were engaged for each of the preceding three years:

	At 31 March			Average		
	2001	2000	1999	2001	2000	1999
Operations	**703**	699	547	**691**	661	527
Selling and distribution	**337**	303	211	**359**	287	203
Administration and customer services	**529**	531	510	**542**	502	491
Contact centres	**1,117**	983	901	**1,104**	929	867
	2,686	2,516	2,169	**2,696**	2,379	2,088
The number of full-time equivalent staff was:	**2,614**	2,472	2,127	**2,624**	2,280	2,088

19. United Kingdom taxation

The following comments are intended as a general guide only and are based on current UK law and Inland Revenue practice as at the date of this document, both of which are subject to change at any time, possibly with retrospective effect. These comments deal only with the position of THUS Group Shareholders who are resident or, in the case of individuals, ordinarily resident in the UK for tax purposes at all relevant times, who are the absolute beneficial owners of their THUS Group Shares and who hold their THUS Group Shares as an investment. These comments do not deal with certain types of shareholder, such as persons holding or acquiring shares in the course of a trade, collective investment schemes and insurance companies. If you are in any doubt about your tax position or if you may be subject to tax in a jurisdiction other than the UK, you should consult your professional adviser without delay.

19.1 Capital Gains

For the purposes of UK taxation of chargeable gains, a disposal of THUS Group Shares by a THUS Group Shareholder resident (or, in the case of an individual, ordinarily resident) for tax purposes in the UK or a THUS Group Shareholder that carries on a trade, profession or vocation in the UK through a branch or agency and has used, held or acquired the THUS Group Shares for the purposes of such trade, profession or vocation or such branch or agency may, depending on the THUS Group Shareholder's circumstances, give rise to a chargeable gain or allowable loss.

19.2 Dividends

THUS Group is not currently required to withhold at source any amount in respect of tax from any dividend paid.

An individual THUS Group Shareholder who is resident in the UK for UK tax purposes and who receives a dividend from THUS Group will be entitled to a tax credit equal to one-ninth of the dividend. The individual will be taxable on the total of the dividend and the related tax credit (the "gross dividend"), which will be regarded as the top slice of the individual's income. The tax credit will, however, be treated as discharging the individual's liability to income tax in respect of the gross dividend, unless and except to the extent that the gross dividend falls above the threshold for the higher rate of income tax, in which case the individual will, to that extent, pay tax on the gross dividend calculated as 32.5 per cent. of the gross dividend less the related tax credit. So, for example, a dividend of £80 will carry a tax credit of £8.89 and the income tax payable on the dividend by an individual liable to income tax at the higher rate would be 32.5 per cent. of £88.89, namely £28.89, less the tax credit of £8.89, leaving a net tax charge of £20.

There will be no payment of the tax credit or any part of it to an individual whose liability to income tax on the dividend and the related tax credit is less than the tax credit, in general, except where the individual holds the relevant THUS Group Shares in a personal equity plan or individual savings account and the dividend is paid on or before 5 April 2004.
UK resident THUS Group Shareholders who are not liable to UK tax on dividends, including pension funds and charities, will not be entitled to claim any payment of the tax credit, in general, in respect of dividends paid by THUS Group, although charities may be entitled to a payment by the Inland Revenue of a specified proportion of any dividend paid by THUS Group to the charities on or before 5 April 2004, that proportion declining on a year-by-year basis.

Subject to certain exceptions for some insurance companies with overseas business, a corporate THUS Group Shareholder that is resident for tax purposes in the UK and that receives a dividend paid by THUS Group will not be subject to corporation tax on the receipt of the dividend but will not be entitled to the payment of any tax credit with respect to the dividend.

Whether a THUS Group Shareholder who is resident for tax purposes in a country other than the UK is entitled to a tax credit in respect of dividends received from THUS Group and to claim payment of any part of that tax credit will depend, in general, on the provisions of any double taxation convention or agreement which may exist between that THUS Group Shareholder's country of residence and the UK. However, where a non-UK resident THUS Group Shareholder is entitled to claim payment of any part of a tax credit, the amount payable will generally be less than one per cent of the dividend to which it relates. A non-UK resident THUS Group Shareholder may be subject to foreign taxation on dividend income in that THUS Group Shareholder's country of residence.

19.3 Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

No liability to stamp duty or SDRT will generally arise on the allotment and issue of THUS Group Shares by THUS Group under the Scheme.

The conveyance or transfer on sale of THUS Group Shares will usually be subject to ad valorem stamp duty, normally at the rate of 0.5 per cent. (rounded up, if necessary, to the nearest multiple of £5) of the amount or value of the consideration paid. Stamp duty is normally paid by the purchaser. A charge to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration paid for the THUS Group Shares will arise in relation to an unconditional agreement to transfer THUS Group Shares. However, if within six years of the date of the agreement (or, if the agreement was conditional, the date on which the agreement became unconditional) an instrument of transfer is executed pursuant to the agreement and is duly stamped, the stamping of the instrument will normally cancel, or give rise to a repayment in respect of, the SDRT liability. SDRT is normally the liability of the purchaser.

There will be no stamp duty or SDRT on a transfer of THUS Group Shares into CREST where such a transfer is made for no consideration. A transfer of THUS Group Shares effected on a paperless basis through CREST will generally be subject to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration payable. CREST is obliged to collect SDRT on relevant transactions settled within the system.

Where THUS Group Shares are issued or transferred to issuers of depository receipts or providers of clearance services (or their nominees or agents), stamp duty or SDRT, as appropriate, may be payable (in the case of stamp duty) at the rate of 1.5 per cent. (rounded up, if necessary, to the nearest multiple of £5) of the amount or value of the consideration provided or (in the case of SDRT) at the rate of 1.5 per cent. of the amount or value of the consideration payable (if in money or money's worth) or the value of the THUS Group Shares. Where such stamp duty or SDRT (as appropriate) is payable, such amounts may be charged by the depository or clearance service to the THUS Group Shareholder to whom the THUS Group Shares would otherwise have been issued or to whom the THUS Group Shares are being transferred. Clearance services may opt, under certain conditions, for the normal rates of

SDRT to apply to a transfer of shares into, and to transactions within, the service (in which case the above charge at the higher rate of 1.5 per cent. will not apply to an issue or transfer of shares into the clearance service).

The above statements are intended as a general guide to the current stamp duty and SDRT position. Certain categories of person are not liable to stamp duty or SDRT and others may be liable at a higher rate as mentioned above or may, although not primarily liable for the tax, be required to notify and account for it.

Special rules apply to agreements made by market intermediaries and to certain sale and repurchase and stock borrowing arrangements. Agreements to transfer shares to charities will not give rise to SDRT or stamp duty.

20. Information on the CREST settlement system

CREST, the computerised paperless system for settlement of sales and purchases of shares in the London securities markets, commenced operations in July 1996 and almost all listed companies have now joined CREST.

The Regulations provide for the transfer of shares in the UK without stock transfer forms, and the evidencing of title to shares without share certificates, through a computer-based system and procedures, defined in the Regulations as a "relevant system". CREST is the first "relevant system" and is operated by CRESTCo.

The THUS Group Articles contain specific provisions to enable the THUS Group Shares to be dematerialised into a relevant system, including CREST. A copy of the THUS Group Articles is available for inspection as described in paragraph 24 below.

The board of THUS Group has resolved to enable any or all of the THUS Group Ordinary Shares to join CREST and, accordingly, shareholders will be able to hold eligible shares in electronic form in an account on the CREST system or to continue to hold them in the physical form of certificates. Each shareholder will be able to choose, following the issue of THUS Group Shares pursuant to the Scheme, whether or not to convert his eligible shares into uncertificated form and the Registrars will continue to register written instructions of transfer and issue share certificates in respect of THUS Group Shares held in certificated form.

It is currently anticipated that the THUS Group Ordinary Shares will be eligible to join CREST with effect immediately upon admission to the Official List.

21. Scheme costs

The total costs (exclusive of any amounts in respect of value added tax) payable by THUS Group and/or THUS in connection with the Open Offer, the Scheme and the listing of THUS Group are estimated to amount to approximately £6 million. Given the inter-relationship between the Open Offer, the Scheme and the listing of THUS Group it is not practicable to separate costs attributable solely to the Scheme and the listing of THUS Group. There are no amounts payable to financial intermediaries.

22. Consents

Greenhill has given and has not withdrawn its written consent to the issue of this document and the inclusion of the statement set out in Part 2 of this document with the references to its name in the form and context in which they are included and has authorised the contents of this document for the purposes of regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

23. Auditors and Financial Information

23.1 THUS Group has not traded (save for entering into agreements related to the Open Offer, the Scheme and the Demerger) or prepared any accounts since its incorporation.

23.2 PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, of Kintyre House, 209 West George Street, Glasgow, G2 2LW are the auditors of THUS Group and THUS. PricewaterhouseCoopers have audited the consolidated financial statements of THUS for the two years ended 31 March 2000 and 31 March 2001. The reports in respect of the financial statements for each of the two years to 31 March 2001 were unqualified and did not contain a statement under section 237(2) or 237(3) of the Act.

23.3 PricewaterhouseCoopers of 1 Embankment Place, London WC2N 6RH were the reporting accountants and reported on the financial information of THUS for the year ended 31 March 1999 included in the accountants report within the THUS Listing Particulars dated 10 November 1999.

24. Documents available for inspection

Copies of the following documents may be inspected at the registered office of the Company at Dalmore House, 310 St. Vincent Street, Glasgow, Lanarkshire G2 5BB and at the offices of its legal advisers, Slaughter and May, at 35 Basinghall Street, London EC2V 5DB, during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted), until the Scheme becomes effective or lapses and will also be available for inspection at the Extraordinary General Meeting and the Court Meeting:

(i) the memorandum and articles of association of THUS in their current form and in the form following amendment as proposed by resolution 2 at the Extraordinary General Meeting;

(ii) the memorandum and articles of association of THUS Group;

(iii) the audited consolidated accounts of THUS for the two financial years ended 31 March 2000 and 31 March 2001;

(iv) the listing particulars referred to in paragraph 17 of this Part 3 relating to the admission of THUS to listing on the London Stock Exchange dated 10 November 1999;

(v) the unaudited interim results of THUS for the six months ended 30 September 2001;

(vi) the report of PricewaterhouseCoopers set out in Part 6 of the Listing Particulars;

(vii) copies of the Directors' service contracts and letters of appointment referred to in paragraph 10 of this Part 3;

(viii) the Listing Particulars;

(ix) the Open Offer Prospectus;

(x) the material contracts referred to in paragraph 13 of this Part 3;

(xi) the written consents referred to in paragraph 22 of this Part 3;

(xii) the rules of the THUS Employee Share Schemes and of the proposed new THUS Group share schemes summarised in paragraph 11 of this Part 3;

(xiii) the trust deeds referred to in paragraph 11 of this Part 3;

(xiv) the Scheme; and

(xv) this document and accompanying forms of proxy.

Dated 18 January 2002

PART 4. SCHEME OF ARRANGEMENT

Scheme of Arrangement under section 425 of the Companies Act 1985

THUS PLC

SCHEME OF ARRANGEMENT

(Under section 425 of the Companies Act 1985)

between

THUS PLC

and

the holders of the Public Ordinary Shares (as hereinafter defined) and the holders of the ScottishPower Ordinary Shares and the ScottishPower Preference Shares (each as hereinafter defined)

PRELIMINARY

(a) In this Scheme of Arrangement, unless the context otherwise requires, the following expressions shall bear the following meanings:

"Act"	means the Companies Act 1985, (as amended);
"business day"	means any day on which banks are generally open for business in England, Wales and Scotland (other than solely for the purposes of trading and settlement in euro) other than a Saturday or Sunday;
"Circular"	means the circular (incorporating the Explanatory Statement) to shareholders of THUS dated 18 January 2002 and setting out details of this Scheme;
"Court"	means the Court of Session in Edinburgh;
"Court Hearing"	means the final hearing by the Court of the Petition;
"Court Meeting"	means the meeting of holders of Public Ordinary Shares, convened by order of the Court for 11 February 2002;
"CREST"	means the relevant system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Regulations;
"CRESTCo"	means CRESTCo Limited, the operator of CREST;
"David Nish Shares"	means the 2,114 THUS Ordinary Shares held by David Nish, together with any further THUS Ordinary Shares allotted and issued to David Nish before the Scheme Record Time (including without limitation, pursuant to the Open Offer);
"Effective Date"	means the date on which this Scheme becomes effective in accordance with Clause 6 of this Scheme;
"Explanatory Statement"	means the explanatory statement circulated with this Scheme in compliance with section 426 of the Act;

"Extraordinary General Meeting"	means the extraordinary general meeting (or any adjournment thereof) of THUS at which certain resolutions necessary to, or expedient for, the implementation of this Scheme and the implementation of the Open Offer will be proposed, notice of which is set out in the Circular;
"holder"	includes any person entitled by transmission;
"Open Offer"	means the open offer of 573,042,580 new THUS Ordinary Shares, as described in the Open Offer Prospectus;
"Open Offer Prospectus"	means the prospectus relating to the Company dated 18 January 2002 detailing the terms of the Open Offer;
"Order"	means the final order of the Court sanctioning this Scheme;
"Petition"	means the petition to the Court to sanction the Scheme;
"Public Ordinary Shares"	means the THUS Ordinary Shares: (a) in issue at the Voting Record Time; and (b) issued thereafter and before the Scheme Record Time in respect of which the original or any subsequent holder has agreed to be bound by this Scheme (including, without limitation, THUS Ordinary Shares issued pursuant to the Open Offer), in each case, other than any ScottishPower Ordinary Shares;
"Regulations"	means the Uncertificated Securities Regulations 2001 (SI 2001/3755), as amended;
"Scheme Ordinary Shareholder"	means a holder of Scheme Ordinary Shares;
"Scheme Ordinary Shares"	means the Public Ordinary Shares and the ScottishPower Ordinary Shares;
"Scheme Record Date"	means the business day immediately preceding the Effective Date;
"Scheme Record Time"	means 6.00 p.m. on the Scheme Record Date;
"Scheme Shareholder"	means a holder of Scheme Shares;
"Scheme Shares"	means the Scheme Ordinary Shares and the ScottishPower Preference Shares in issue at the Scheme Record Time;
"ScottishPower"	means Scottish Power UK plc (incorporated and registered in Scotland under the Act with registered number SC117120);
"ScottishPower Group"	ScottishPower and its subsidiary and parent undertakings, other than THUS and its subsidiary undertakings;
"ScottishPower Ordinary Shares"	means the 353,396,513 THUS Ordinary Shares held as at the date of this document by ScottishPower, together with any further THUS Ordinary Shares allotted and issued to members of the ScottishPower Group (including, without limitation, pursuant to the Open Offer) before the Scheme Record Time in respect of which the relevant member of the ScottishPower Group has, pursuant to the Underwriting Agreement or otherwise in writing, agreed to be bound by this Scheme and the David Nish Shares;
"ScottishPower Preference Shares"	means the 25,000,000 THUS Preference Shares held as at the date of this document by ScottishPower;
"Scottish Power plc"	means Scottish Power public limited company (incorporated and registered in Scotland under the Act with registered number SC193794);

"this Scheme"	means this Scheme of Arrangement in its present form or with any modification thereof or addition thereto or condition approved or imposed by the Court;
"THUS" or the **"Company"**	means THUS public limited company (incorporated and registered in Scotland under the Companies Act 1985 with registered number SC192666);
"THUS Employee Share Schemes"	means the THUS plc Sharesave Scheme, the THUS plc Executive Share Option Scheme, the THUS plc Discretionary Option Scheme (2000), the THUS plc Performance Unit Equity Plan, the THUS Profit Sharing Scheme, the THUS plc (Overseas) Profit Sharing Scheme and the THUS Group Employee Share Ownership Plan;
"THUS Group"	means THUS Group public limited company (incorporated and registered in Scotland under the Act with registered number SC226738);
"THUS Group Ordinary Shares"	means ordinary shares of 2.5 pence each in the capital of THUS Group;
"THUS Group Preference Shares"	means cumulative participating non-redeemable preference shares of £1 each in the capital of THUS Group;
"THUS Group Shares"	means the THUS Group Ordinary Shares and the THUS Group Preference Shares;
"THUS Ordinary Shares"	means ordinary shares of 2.5 pence each in the capital of THUS;
"THUS Preference Shares"	means cumulative participating non-redeemable preference shares of £1 each in the capital of THUS;
"uncertificated" or **"in uncertificated form"**	means recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST, and title to which, by virtue of the Regulations, may be transferred by means of CREST;
"Underwriting Agreement"	means the agreement between Scottish Power plc and THUS dated 18 January 2002 relating to the Open Offer; and
"Voting Record Time"	means 11.00 a.m. on 9 February 2002 or, in the event that the Court Meeting of holders of Public Ordinary Shares is adjourned, 48 hours before the time appointed for the adjourned meeting.

(b) THUS was incorporated in Scotland as a private company limited by shares on 19 January 1999 under the Act with registered number SC192666. The authorised share capital of THUS as at the date of this Scheme is £47,637,096.775 divided into 30,000,000 THUS Preference Shares and 705,483,871 THUS Ordinary Shares, of which 25,000,000 THUS Preference Shares and 705,483,871 THUS Ordinary Shares have been issued and are fully paid, and the remainder are as at the date of this Scheme unissued. 353,396,513 of the THUS Ordinary Shares and all of the 25,000,000 THUS Preference Shares are as at the date of this Scheme registered in the name of ScottishPower.

(c) Before the Scheme Record Time, it is proposed that ScottishPower will transfer all of its shares in the Company to Scottish Power plc.

(d) Resolutions will be proposed at the Extraordinary General Meeting to, *inter alia*, increase the authorised share capital of THUS from £47,637,096.775 to £61,963,161.275 by the creation of 573,042,580 new THUS Ordinary Shares of 2.5 pence each. Following completion of the Open Offer, 1,278,526,451 THUS Ordinary Shares and 25,000,000 THUS Preference Shares will have been issued, of which all of the 25,000,000 THUS Preference Shares and at least 714,387,741 THUS Ordinary Shares will be held by Scottish Power plc. It is intended that the Extraordinary General Meeting will also approve certain matters necessary or expedient for the implementation of the Scheme.

(e) THUS Group was incorporated in Scotland as a public company limited by shares on 7 January 2002 under the Act with registered number SC226738. The authorised share capital of THUS Group as at the date of this Scheme is £50,100 divided into 2,000,000 THUS Group Ordinary Shares and 100 THUS Group Preference Shares, of which 2,000,000 THUS Group Ordinary Shares have been issued and are fully paid. 1,999,999 of the issued THUS Group Ordinary Shares are held by Scottish Power plc and one such share is held by David Nish. None of the THUS Group Preference shares have been issued.

(f) In connection with this Scheme, proposals will be put to holders of options under the THUS Employee Share Schemes.

(g) Each member of the ScottishPower Group holding Scheme Shares and David Nish have agreed to appear by Counsel at the Court Hearing to consent to this Scheme and to undertake to be bound thereby.

(h) THUS Group has agreed to appear by Counsel at the Court Hearing to consent to this Scheme and to undertake to be bound thereby and to execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purposes of giving effect to this Scheme.

(i) The Board of THUS will not apply to the Court for this Scheme to be sanctioned unless: (i) the Open Offer has become unconditional and the new THUS Ordinary Shares to be issued under the Open Offer have been admitted by the UK Listing Authority to the Official List and to trading on the market of the London Stock Exchange plc for listed securities; and (ii) the UK Listing Authority has agreed to admit the THUS Group Ordinary Shares to the Official List, subject only to their allotment.

THE SCHEME

1. Transfer of the Scheme Shares

(a) With effect from the Effective Date, the Scheme Shares shall be acquired by THUS Group (or its nominee(s)) free from all liens, charges and encumbrances and together with all rights or restrictions now or hereafter attached thereto.

(b) For such purpose, the Scheme Shares shall be transferred to THUS Group (or its nominee(s)) and to give effect to such transfers any person may be appointed by THUS to execute as transferor an instrument of transfer of any Scheme Shares and every instrument of transfer so executed shall be as effective as if it had been executed by the holder or holders of the Scheme Shares so transferred.

(c) Forthwith upon receipt of any transfer of Scheme Shares in favour of THUS Group (or its nominee(s)) which is executed in the manner provided by sub-clause (b) of this Clause and which is duly stamped, THUS shall register the transferee as the holder of the shares comprised in the transfer and shall effect such registration notwithstanding that the transfer is not accompanied by the certificate for the shares so comprised.

2. THUS Group Shares

(a) Subject to sub-clause (b) below, THUS Group shall allot and issue THUS Group Shares credited as fully paid to the holders of the Scheme Shares as appearing on the register of members of THUS at the Scheme Record Time on the following basis:

(i) for each THUS Ordinary Share held at the Scheme Record Time, one THUS Group Ordinary Share; and

(ii) for each THUS Preference Share held at the Scheme Record Time, one THUS Group Preference Share.

(b) Scottish Power plc, which holds 1,999,999 of the issued THUS Group Ordinary Shares and David Nish, who holds 1 of the issued THUS Group Ordinary Shares, shall be deemed for the purposes of this Scheme to have acquired those shares pursuant to this Scheme and their entitlements under sub-clause (a) of this Clause shall be reduced accordingly.

(c) The rights attaching to the THUS Group Ordinary Shares and the THUS Group Preference Shares are set out in the Articles of Association of THUS Group, referred to in Part 3 of the Circular. The THUS Group Ordinary Shares to be allotted and issued pursuant to sub-clause (a) above shall rank in full for all dividends or distributions made, paid or declared after the Effective Date on the THUS Group Ordinary Shares.

(d) The provisions of this Clause 2 shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any Scheme Shareholder who is a citizen, resident or national of any jurisdiction outside the United Kingdom (an "**overseas shareholder**"), THUS Group is advised that the allotment and issue of THUS Group Shares pursuant to this Clause 2 would or might infringe the laws of any jurisdiction outside the United Kingdom or would or might require THUS Group to obtain any governmental or other consent or effect any registration, filing or other formality with which, in the opinion of THUS Group, it would be unable to comply with or which it regards as unduly onerous, then THUS Group may in its sole discretion either:

(i) determine that no THUS Group Shares shall be allotted and issued to such overseas shareholder under this Clause 2, but shall instead be allotted and issued to a nominee appointed by THUS Group, as trustee for such overseas shareholder, on terms that they shall, as soon as reasonably practicable following the Effective Date, be sold on behalf of such overseas shareholder at the best price which can reasonably be obtained and the net proceeds of such sale shall (after the deduction of all expenses and commissions, including any amount in respect of value added tax payable thereon) be paid to such overseas shareholder by sending a cheque or warrant to such overseas shareholder in accordance with the provisions of Clause 3 below. None of THUS, THUS Group, any nominee referred to in this sub-clause (d)(i) or any broker or agent of any of them shall have any liability (save in the case of bad faith or wilful default) for any loss arising as a result of the timing or terms of any such sale; or

(ii) determine that such THUS Group Shares shall be sold, in which event the THUS Group Shares shall be issued to such overseas shareholder and THUS Group shall appoint a person to act pursuant to this sub-clause (d)(ii) and such person shall be authorised on behalf of such overseas shareholder to procure that any shares in respect of which THUS Group has made such a determination shall, as soon as reasonably practicable following the Effective Date, be sold at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions, including any amounts in respect of value added tax payable thereon) shall be paid to such overseas shareholder by sending a cheque or warrant to such overseas shareholder in accordance with the provisions of Clause 3 below. To give effect to any such sale, the person so appointed shall be authorised on behalf of such overseas shareholder to execute and deliver a form of transfer and to give such instructions and to do all such things which he may consider necessary or expedient in connection with such sale. None of THUS, THUS Group, the person so appointed to act pursuant to this sub-clause (d)(ii) or any broker or agent of any of them shall have any liability (save in the case of bad faith or wilful default) for any loss arising as a result of the timing or terms of any such sale.

3. Certificates and payment

(a) Not later than five (5) business days after the Effective Date THUS Group shall allot and issue all the THUS Group Shares which it is required to allot and issue pursuant to sub-clause 2(a) of this Scheme to give effect to this Scheme and not later than fifteen (15) days after the Effective Date, THUS Group shall send by post to the allottees of the THUS Group Shares allotted and issued as aforesaid certificates in respect of such shares, save that where Scheme Shares are held in uncertificated form, THUS Group will procure that CRESTCo is instructed to cancel the entitlement to Scheme Shares of each Scheme Shareholder concerned and to credit to the appropriate stock account in CREST of the Scheme Shareholder concerned such Scheme Shareholder's entitlement to THUS Group Shares.

(b) Not later than five (5) business days following the sale of any relevant THUS Group Shares pursuant to sub-clause 2(d) of this Scheme, THUS Group shall procure that the person appointed to act under sub-clause 2(d) of this Scheme shall account for the cash payable by despatching to the persons respectively entitled thereto cheques and/or warrants by post.

(c) All certificates required to be sent by THUS Group pursuant to sub-clause (a) of this Clause 3 and all cheques or warrants required to be sent pursuant to sub-clause (b) of this Clause 3 shall be sent through the post at the risk of the addressee in pre-paid envelopes addressed to the persons respectively entitled thereto at their respective addresses appearing in the register of members of THUS at the Scheme Record Time (or, in the case of joint holders, to the address of that one of the joint holders whose name stands first in the register in respect of the joint holding) or in accordance with any special instructions regarding communications received at the registered office of THUS prior to the Scheme Record Time.

(d) None of THUS, THUS Group, any person appointed to act as is referred to in sub-clause 2(d) of this Scheme or any agent of any of them shall be responsible for any loss or delay in transmission of certificates, cheques or warrants sent in accordance with this Clause 3.

(e) The preceding sub-clauses of this Clause 3 shall be subject to any prohibition or condition imposed by law.

(f) All cheques and warrants shall be made payable to the holder or, in the case of joint holders, to all such holders of the Scheme Shares concerned and the encashment of any such cheque or warrant shall be a complete discharge to THUS Group for the monies represented thereby.

4. Certificates representing Scheme Shares and CREST

With effect from and including the Effective Date:

(a) all certificates representing holdings of Scheme Shares shall cease to be valid in respect of such holdings and the holders of such shares shall be bound at the request of THUS or THUS

Group to deliver such certificates for cancellation to THUS or to THUS Group or to any person appointed by THUS or THUS Group to receive the same; and

(b) CRESTCo shall be instructed to cancel the entitlements to Scheme Shares of holders of Scheme Shares in uncertificated form.

5. Mandates

Each mandate in force at the Scheme Record Time relating to the payment of dividends on Scheme Shares and each instruction then in force as to notices and other communications from THUS shall, unless and until varied or revoked, be deemed as from the Effective Date to be a valid and effective mandate or instruction to THUS Group in relation to the corresponding THUS Group Shares to be allotted and issued pursuant to this Scheme.

6. Effective Date

(a) This Scheme shall become effective as soon as a certified copy of the Order shall have been duly delivered to the Registrar of Companies for registration.

(b) Unless this Scheme shall have become effective on or before 30 June 2002 or such later date, if any, as THUS and THUS Group may agree and the Court may allow, it shall lapse.

7. Modification

THUS and THUS Group may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may think fit to approve or impose.

Dated 18 January 2002

THUS PLC

(Registered in Scotland with No. SC192666)

NOTICE IS HEREBY GIVEN that, by interlocutors pronounced on 11 and 16 January 2002, the Court of Session in Edinburgh (the "**Court**") has directed that a meeting (the "**Shareholders' Court Meeting**") of the holders (the "**Shareholders**") of ordinary shares of 2.5 pence each (the "Ordinary Shares") in the capital of THUS plc (the "**Company**") other than Scottish Power UK plc (and, after the transfer to it of Scottish Power UK plc's Ordinary Shares of THUS plc, Scottish Power plc) and David Nish (together the "ScottishPower Shareholders"), be convened for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement proposed to be made between the Company, the holders of the Public Ordinary Shares and the holder of the ScottishPower Ordinary Shares and the ScottishPower Preference Shares (each as defined in the said scheme of arrangement) and that, as authorised by the interlocutors, the board of directors of the Company has convened that meeting for 11.00 a.m. on 11 February 2002, at the Thistle Glasgow, 36 Cambridge Street, Glasgow, Lanarkshire G2 3HN at which time and place all Shareholders (other than the ScottishPower Shareholders) are requested to attend.

At the Shareholders' Court Meeting, the following resolution will be proposed:

THAT the scheme of arrangement dated 18 January 2002 (the "**Scheme**") between the Company, the holders of the Public Ordinary Shares and the holders of the ScottishPower Ordinary Shares and the ScottishPower Preference Shares (each as defined in the Scheme), the terms of which are set forth in the document of which the Notice of this meeting forms part, be approved and the directors of the Company be authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect.

Copies of the Scheme and the statement explaining the effect of the Scheme required to be furnished pursuant to section 426 of the Companies Act 1985 are incorporated in the document of which this Notice forms part and copies of the Scheme and such statement are on display at, and are available on application in person or by telephone free of charge from, the registered office of the Company at Dalmore House, 310 St. Vincent Street, Glasgow, Lanarkshire G2 5BB and the offices of its legal advisers, Slaughter and May, at 35 Basinghall Street, London EC2V 5DB, during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted), until the Scheme becomes effective or lapses.

A shareholder entitled to attend and vote at the Shareholders' Court Meeting may vote thereat in person or may appoint another person, whether a holder of Public Ordinary Shares or not, as his proxy to attend and vote in his stead. An orange form of proxy for use in connection with the Shareholders' Court Meeting is enclosed herewith.

To be valid, forms appointing proxies must be completed and signed in accordance with the instructions printed thereon and it is requested that they be lodged at the office of the Company's registrars, Lloyds TSB Registrars Scotland, PO Box 28448, Finance House, Orchard Brae, Edinburgh EH4 1ZF, no later than 11.00 a.m. on 9 February 2002 or, in the event that the Shareholders' Court Meeting is adjourned, 48 hours before the time fixed for the adjourned meeting but, if forms are not so lodged, they may be handed to the Chairman of the Shareholders' Court Meeting immediately prior to the Shareholders' Court Meeting (or any adjourned meeting). The completion and return of a form of proxy will not prevent a member who wishes to do so from attending and voting in person.

In the case of joint holders of Public Ordinary Shares, the vote of the senior who tenders a vote, whether in person or by proxy or (if such member is a corporation) by authorised representative, will be accepted to the exclusion of the vote of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names appear in the register of members of the Company in respect of the joint holding.

Only those Shareholders registered in the register of members of the Company in respect of Public Ordinary Shares as at 11.00 a.m. on 9 February 2002 or, in the event that the Shareholders' Court Meeting is adjourned, 48 hours before the time fixed for the adjourned meeting, shall be entitled to attend and vote at the Shareholders' Court Meeting in respect of

those shares registered in their name at the relevant time. Changes to entries in the register of members after 11.00 a.m. on 9 February 2002 or, in the event that the Shareholders' Court Meeting is adjourned, less than 48 hours before the time fixed for the adjourned meeting, shall be disregarded in determining the right of any person to attend or vote at the Shareholders' Court Meeting.

By the said interlocutors, the Court has appointed Ian H. Chippendale or, failing him, Roy D. Brown or, failing him, Michael P. de Kare-Silver, to act as Chairman of the Shareholders' Court Meeting and has directed the Chairman to report the result thereof to the Court.

The resolution to be proposed at the Shareholders' Court Meeting will be duly passed if it is passed by a majority in number of the holders of Public Ordinary Shares present and voting at the meeting, either in person or by proxy, representing not less than three-fourths in value of the Public Ordinary Shares held by such holders.

The Scheme will be subject to the subsequent sanction of the Court.

Slaughter and May
35 Basinghall Street
London EC2V 5DB

Biggart Baillie
Dalmore House
310 St. Vincent Street
Glasgow
Lanarkshire G2 5QR

Solicitors for the Company

Dated 18 January 2002

THUS PLC
(Registered in Scotland with registered number SC192666)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of THUS plc (the "**Company**") will be held at the Thistle Glasgow, 36 Cambridge Street, Glasgow, Lanarkshire G2 3HN on the 11th day of February 2002 at 11.15 a.m. (or, if later, immediately following the conclusion or adjournment of the meeting of certain shareholders of the Company convened for the same day by the directors of the Company pursuant to interlocutors of the Court of Session in Edinburgh), for the purpose of considering and, if thought fit, passing the following resolutions (of which resolutions 1 and 2 will be proposed as special resolutions and resolutions 3, 4, 5 and 6 as ordinary resolutions):

1. SPECIAL RESOLUTION

THAT:

(i) the authorised share capital of the Company be and it is hereby increased from £47,637,096.775 to £61,963,161.275 by the creation of an additional 573,042,580 new ordinary shares of 2.5 pence each;

(ii) the Directors be and they are hereby unconditionally authorised, in substitution for all subsisting authorities, to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80 of the Act) up to an aggregate nominal amount of £14,326,064.50, PROVIDED THAT this authority shall be limited to the allotment of relevant securities in connection with the Open Offer and shall expire (unless previously renewed, varied or revoked by the Company in general meeting) at the conclusion of the Annual General Meeting of the Company in 2002, save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired; and

(iii) the Directors be and they are hereby given power, pursuant to section 95 of the Act, to allot equity securities (as defined in section 94 of the Act) for cash, pursuant to the authority conferred by paragraph (ii) of this resolution as if section 89(1) of the Act did not apply to any such allotment, and the restrictions contained in Article 7.2 of the Articles of Association of the Company shall not apply to such disapplication of section 89(1) of the Act, PROVIDED THAT this power shall be limited to the allotment of equity securities in connection with the Open Offer and shall expire (unless previously renewed, varied or revoked by the Company in general meeting) at the conclusion of the Annual General Meeting of the Company in 2002, save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

For the purposes of this resolution, words and expressions which are defined in the prospectus of the Company relating to the Open Offer dated (the "**Open Offer Circular**") 18 January 2002 shall have the same meanings when used herein.

2. SPECIAL RESOLUTION

THAT:

(i) the Scheme of Arrangement dated 18 January 2002 between the Company, the holders of the Public Ordinary Shares and the holders of the ScottishPower Ordinary Shares and the ScottishPower Preference Shares (each as defined in the Scheme) in its original form or with or subject to any modification, addition or condition approved or imposed by the Court of Session (the "**Scheme**") be approved and the directors of the Company be and they are hereby authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect; and

(ii) with effect from the passing of this resolution, the Articles of Association of the Company be and they are hereby amended by the adoption and inclusion of the following new article 160:

"160(A) In this Article, the "**Scheme**" means the Scheme of Arrangement dated 18 January 2002 proposed between the Company, the holders of the Public Ordinary Shares and the holders of the ScottishPower Ordinary Shares and the ScottishPower Preference Shares (each as defined in the Scheme), in its original form or with or subject to any modification, addition or condition approved or imposed by the Court. Expressions defined in the Scheme shall have the same meanings in this Article.

(B) Notwithstanding any other provision of these Articles, if the Company issues any Ordinary Share or any Preference Share after the time at which this Article becomes effective and prior to the Scheme Record Time, such shares shall be allotted and issued subject to the terms of the Scheme and the holders of such shares shall be bound by the Scheme accordingly.

(C) If any Ordinary Share or any Preference Share is issued to any person other than THUS Group plc (a "**new member**") after the Scheme Record Time it will, provided that THUS Group plc is a member of the Company, be immediately transferred to THUS Group plc (and/or its nominee(s)) in consideration of and conditional on the issue to the new member of such number of THUS Group Shares as that member would have been entitled to had each share transferred to THUS Group plc and/or its nominee(s) hereunder been a Scheme Share at the Scheme Record Time.

(D) The THUS Group Shares issued pursuant to paragraph (C) of this Article shall be credited as fully paid and shall rank *pari passu* in all respects with all other THUS Group Shares of the same class in issue at the time (other than as regards any dividend or other distribution payable, or return of capital made, by reference to a record time preceding the date of issue) and be subject to the Memorandum and Articles of Association of THUS Group plc.

(E) On any reorganisation of or material alteration to the share capital of either the Company or THUS Group plc or any other return of value to holders of THUS Group Shares after the Effective Date, the number of THUS Group Shares to be allotted and issued under paragraph (C) of this Article may be adjusted by the Directors in such manner as the auditors of the Company may determine.

(F) No fraction of a THUS Group Share shall be allotted pursuant to this Article, but the fractional entitlement of each member who would otherwise have been entitled to a fraction of a THUS Group Share shall be rounded down to the nearest whole number.

(G) To give effect to any transfer required by this Article, the Company may appoint any person to execute and deliver as transferor a form or instructions of transfer on behalf of the new member in favour of THUS Group plc and/or its nominee(s) and to agree for and on behalf of the new member to become a member of THUS Group plc. Pending the registration of THUS Group plc as the holder of any shares in the Company, THUS Group plc shall be empowered to appoint a person to act as attorney on behalf of the new member in accordance with such directions as THUS Group plc may give in relation to any dealings with or disposal of such shares (or any interest therein), exercising any right attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and, if a person is so appointed to act as attorney, the new member shall not be entitled to exercise any rights attaching thereto except:

(a) to the extent that the person appointed to act as attorney fails to act in accordance with the directions of THUS Group plc; and

(b) in accordance with the directions of THUS Group plc."

3. ORDINARY RESOLUTION

THAT the establishment by THUS Group plc of the THUS Group plc Discretionary Share Option Scheme summarised in the Open Offer Circular be and is hereby approved.

4. ORDINARY RESOLUTION

THAT the establishment by THUS Group plc of the THUS Group plc Sharesave Scheme summarised in the Open Offer Circular be and is hereby approved.

5. **ORDINARY RESOLUTION**

THAT the establishment by THUS Group plc of the THUS Group plc Performance Share Plan summarised in the Open Offer Circular be and is hereby approved.

6. **ORDINARY RESOLUTION**

THAT the provisions of clause 2.3 and clause 6.2(b)(ii) of the Tax Indemnity Deed dated 18 January 2002 between, amongst others, the Company and Scottish Power plc, as summarised in the Open Offer Circular be and are hereby approved.

By order of the Board

David Macleod
Secretary

Registered Office:
Dalmore House, 310 St. Vincent Street, Glasgow, Lanarkshire G2 5BB

Dated 18 January 2002

Notes:

1. A blue form of proxy is enclosed for use in connection with the Extraordinary General Meeting. A member entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies to attend and (on a poll) vote instead of him. A proxy need not be a member of the Company. Completion and return of a form of proxy does not preclude a member from attending and voting at the meeting or any adjournment thereof in person.
2. The blue form of proxy and power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such authority, must be deposited at the offices of the Company's registrars, Lloyds TSB Registrars Scotland, PO Box 28448, Finance House, Orchard Brae, Edinburgh EH4 1ZF by no later than 48 hours before the time appointed for the meeting.
3. In the case of joint holders, the signature of only one of the joint holders is required on the blue form of proxy but the vote of the first named on the register of members of the Company in respect of such joint holding will be accepted to the exclusion of the other joint holders.
4. Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, members will be entitled to attend and vote at the meeting if they are registered on the Company's Register of Members 48 hours before the time appointed for the meeting or any adjournment thereof.
5. Copies of the Company's existing Articles of Association, copies of the Articles of Association as proposed to be adopted by the resolution set out in the notice of meeting, copies of the Articles of Association of THUS Group plc, copies of the Scheme and copies of the THUS Group plc Discretionary Share Option Scheme, the THUS Group plc Sharesave Scheme and the THUS Group plc Performance Share Plan are available for inspection at the offices of Slaughter and May, the Company's solicitors, at 35 Basinghall Street, London EC2V 5DB during normal business hours on any weekday (excluding Saturdays, Sundays and public holidays) from the date of this notice until close of business on 11 February 2002 and will also be available for inspection at the place of the Extraordinary General Meeting for at least 15 minutes before, and during, the Extraordinary General Meeting.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or independent adviser who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Markets Act 2000. This document has been prepared on the assumption that the Scheme has become effective in accordance with its current terms.

If you have sold or otherwise transferred all of your THUS Shares, please send this document at once to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected. This document should not, however, be forwarded or transmitted in or into the United States, Canada, Australia, Japan or the Republic of Ireland. If you have sold or transferred part of your registered holding of THUS Shares, please consult the bank, stockbroker or other agent through whom the sale or transfer was effected.

A copy of this document, which comprises listing particulars relating to THUS Group plc in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in Scotland in accordance with section 83 of that Act.

The Directors of THUS Group plc, whose names appear on page 7, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

No THUS Group Ordinary Shares have been marketed to, nor are available for purchase by, the public in the United Kingdom or elsewhere in connection with the introduction of the THUS Group Ordinary Shares to the Official List. This document does not constitute an offer or invitation for any person to subscribe for or purchase any securities in THUS Group plc.

Applications have been made to the UK Listing Authority for the THUS Group Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for those shares to be admitted to trading on its market for listed securities. If the Scheme proceeds as currently envisaged, it is expected that admission to the Official List will become effective, and that dealings in those shares will commence, on 14 March 2002.

THUS Group plc

(Incorporated in Scotland under the Companies Act 1985, with Registered Number SC226738)

Listing Particulars relating to the introduction to the Official List of 1,278,526,451 THUS Group Ordinary Shares of 2.5p each

Sponsored by Greenhill & Co. International LLP

This document has been prepared in connection with a scheme of arrangement pursuant to section 425 of the Companies Act 1985 to introduce a new holding company, THUS Group plc, to the Group. A summary of the Scheme is set out in Part 1 of this document. Greenhill & Co. International LLP is acting for THUS plc and THUS Group plc and no-one else in connection with THUS Group plc's application for listing and the proposals described in this document and will not be responsible to anyone other than THUS plc and THUS Group plc for providing the protections afforded to its clients or for providing advice in relation to the listing or the contents of this document.

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer to sell or issue, or the solicitation of an offer to buy or subscribe, shares in any jurisdiction in which such offer or solitication is unlawful. Securities may not be offered or sold in the United States unless they are registered under the United States Securities Act of 1933 or are exempt from such registration requrirements. Any securities issued pursuant to the Scheme of Arrangement will not be registered under the United States Securities Act but will be issued based on the exemption provided by section 3(a)(10) thereof, and may not be re-offered or sold in the United States absent an exemption from or registration under such Act.

CONTENTS

Expected Timetable Of Principal Events

THUS's third quarter summary results statement for the quarter ended 31 December 2001 announced	25 January 2002
THUS Group's supplementary listing particulars incorporating THUS's third quarter summary results statement for the quarter ended 31 December 2001 published in the Financial Times and The Scotsman	26 January 2002
Latest time for receipt of orange forms of proxy for the Court Meeting	11.00 a.m. on 9 February 2002[1]
Latest time for receipt of blue forms of proxy for the Extraordinary General Meeting	11.15 a.m. on 9 February 2002 (or, if later, 48 hours before the start of the Extraordinary General Meeting)
Court Meeting	11.00 a.m. on 11 February 2002
Extraordinary General Meeting	11.15 a.m. on 11 February 2002 (or, if later, immediately following the conclusion or adjournment of the Court Meeting)
Court Hearing of petition to sanction the Scheme	13 March 2002[2]
Scheme Record Time	6.00 p.m. on 13 March 2002[2]
Effective Date	14 March 2002[2]
Delisting of THUS Ordinary Shares, THUS Group Ordinary Shares admitted to the Official List and dealings commence in THUS Group Ordinary Shares	8.00 a.m. on 14 March 2002[2]
THUS Group Ordinary Shares credited to CREST accounts	14 March 2002[2]
THUS Group Ordinary Share certificates to be despatched by	22 March 2002[2]

Notes:

1. Forms of proxy for the Court Meeting not returned by this time may be handed to the Chairman at the Court Meeting.
2. These dates are indicative only and will depend, *inter alia*, on the date on which the Court sanctions the Scheme.

Your attention is drawn to the fact that THUS's third quarter summary results statement for the period 1 October 2001 to 31 December 2001 will be published on 25 January 2002. Accordingly, THUS Group's supplementary listing particulars incorporating the third quarter summary results statement are expected to be published in the Financial Times and The Scotsman newspapers on 26 January 2002. The supplementary listing particulars will be available free of charge for collection on request from THUS plc at Dalmore House, 310 St. Vincent Street, Glasgow, Lanarkshire G2 5BB or for inspection at the offices of Slaughter and May at 35 Basinghall Street, London EC2V 5DB. Any change to the publication date of THUS's third quarter summary results statement or the THUS Group supplementary listing particulars will be notified by an announcement to the Regulatory News Service of the London Stock Exchange.

DEFINITIONS

The following definitions apply throughout this document, except where the context requires otherwise:

"Act"	the Companies Act 1985 (as amended);
"Admission"	admission of THUS Group Ordinary Shares to the Official List in accordance with the Listing Rules and to trading on the London Stock Exchange's market for listed securities in accordance with the Admission and Disclosure Standards issued by the London Stock Exchange;
"Admission and Disclosure Standards"	the requirements in the publication "Admission and Disclosure Standards" dated May 2001 (as amended from time to time) containing, among other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities;
"Bank Facility"	the £90 million bank facility provided by The Royal Bank of Scotland, TD Bank Europe Limited and Société Générale;
"Board" or "Directors"	the directors of the Company, whose names are set out on page 7 of this document;
"business day"	any day on which banks are generally open for business in England, Wales and Scotland (other than solely for the purposes of trading and settlement in euro) other than a Saturday or Sunday;
"Court"	the Court of Session in Edinburgh;
"Court Meeting"	the meeting of the holders of Public Ordinary Shares convened by order of the Court pursuant to section 425 of the Act for 11 February 2002, notice of which is set out in the Scheme Circular;
"CREST"	the relevant system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo Limited in accordance with the Regulations;
"David Nish Shares"	the 2,114 THUS Ordinary Shares held by David Nish, together with any further THUS Ordinary Shares allotted and issued to David Nish before the Scheme Record Time (including, without limitation, pursuant to the Open Offer);
"Demerger"	the intended disposal of the ScottishPower Group's shareholdings in THUS (which will, after the Scheme becomes effective, be represented by THUS Group Shares) by way of a dividend *in specie* to Scottish Power plc shareholders, as announced by Scottish Power plc on 18 January 2002;
"Effective Date"	the date on which the Scheme becomes effective by the delivery to the Registrar of Companies of a certified copy of the Court order sanctioning the Scheme;
"EU"	the European Union;
"Extraordinary General Meeting"	the extraordinary general meeting (or any adjournment thereof) of THUS convened for 11 February 2002, notice of which is set out in the Open Offer Prospectus and in the Scheme Circular;
"Global Offering"	the initial public offering of THUS Ordinary Shares on 10 November 1999;
"Greenhill"	Greenhill & Co. International LLP;
"Group"	THUS and its subsidiary undertakings or, following the Effective Date, THUS Group and its subsidiary undertakings, as the context requires;
"Lenders"	the providers of the Bank Facility;
"Listing Rules"	the rules and regulations of the UK Listing Authority made under Part VI of the Financial Services and Markets Act 2000 as amended from time to time;

"London Stock Exchange"	London Stock Exchange plc;
"Official List"	the Official List of the UK Listing Authority;
"Open Offer Prospectus"	the prospectus relating to THUS dated 18 January 2002 detailing the terms of the Open Offer;
"Open Offer"	the open offer of 573,042,580 new THUS Ordinary Shares, as described in the Open Offer Prospectus;
"Public Ordinary Shares"	the THUS Ordinary Shares (a) in issue at the Voting Record Time; and (b) issued thereafter and before the Scheme Record Time in respect of which the original or any subsequent holder has agreed to be bound by the Scheme (including, without limitation, THUS Ordinary Shares issued pursuant to the Open Offer), in each case, other than any ScottishPower Ordinary Shares;
"Registrar of Companies"	the Registrar of Companies in Edinburgh;
"Registrars"	Lloyds TSB Registrars Scotland;
"Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001/3755), as amended;
"Remuneration Committee"	the remuneration committee of the Board;
"Scheme"	the scheme of arrangement pursuant to section 425 of the Act set out in the Scheme Circular and described in Part 1 of this document in its present form or with or subject to any modification, addition or condition approved or imposed by the Court;
"Scheme Circular"	the circular sent to THUS Shareholders dated 18 January 2002 containing, *inter alia*, the Scheme and notice of the Court Meeting;
"Scheme Ordinary Shares"	the Public Ordinary Shares and the ScottishPower Ordinary Shares;
"Scheme Record Date"	the business day immediately preceding the Effective Date;
"Scheme Record Time"	6.00 p.m. on the Scheme Record Date;
"Scheme Shareholder"	a holder of Scheme Shares as at the Scheme Record Time;
"Scheme Shares"	the Scheme Ordinary Shares and the ScottishPower Preference Shares;
"ScottishPower"	Scottish Power UK plc (incorporated and registered in Scotland under the Act with registered number SC117120);
"ScottishPower Facility"	the existing £320 million loan facility provided by ScottishPower to THUS and which ScottishPower intends to assign to Scottish Power plc prior to completion of the Open Offer;
"ScottishPower Group"	ScottishPower and its subsidiary and parent undertakings, other than THUS and its subsidiary undertakings;
"ScottishPower Ordinary Shares"	the 353,396,513 THUS Ordinary Shares held at the date of this document by ScottishPower (and which ScottishPower intends to transfer to Scottish Power plc prior to the Scheme Record Time), together with any further THUS Ordinary Shares allotted and issued to members of the ScottishPower Group (including, without limitation, pursuant to the Open Offer) before the Scheme Record Time in respect of which the relevant member of the ScottishPower Group has, pursuant to the Underwriting Agreement or otherwise in writing, agreed to be bound by the Scheme, and the David Nish Shares;
"ScottishPower Preference Shares"	the 25,000,000 THUS Preference Shares held at the date of this document by ScottishPower (and which ScottishPower intends to transfer to Scottish Power plc prior to the date of the Court Meeting);
"Scottish Power plc"	Scottish Power public limited company (incorporated and registered in Scotland under the Act with registered number SC193794), the parent company of ScottishPower;

"Scottish Power plc Capital Reduction"	the reduction of Scottish Power plc's share premium account, proposals relating to which were announced by Scottish Power plc on 19 December 2001;
"Scottish Power plc EGM"	the extraordinary general meeting of Scottish Power plc expected to be held on or around 11 March 2002 at which a special resolution will be proposed to empower the directors of Scottish Power plc to effect the Demerger;
"Tax Indemnity Deed"	the Tax Indemnity Deed dated 18 January 2002 between, amongst others, Scottish Power plc, ScottishPower, THUS and THUS Group;
"Tax Indemnity Restrictions"	the restrictions of the tax indemnity available to the Company pursuant to clause 2.3 and clause 6.2(b)(ii) of the Tax Indemnity Deed as explained in the Open Offer Prospectus;
"THUS"	THUS public limited company (incorporated and registered in Scotland under the Act with registered number SC192666);
"THUS Articles"	the articles of association of THUS;
"THUS Employee Share Schemes"	the THUS plc Sharesave Scheme, the THUS plc Executive Share Option Scheme, the THUS plc Discretionary Share Option Scheme (2000), the THUS plc Performance Unit Equity Plan, the THUS plc Profit Sharing Scheme, the THUS plc (Overseas) Profit Sharing Scheme and the THUS Group Employee Share Ownership Plan, each described in Part 7 of this document;
"THUS Group" or the "Company"	THUS Group public limited company (incorporated and registered in Scotland under the Act with registered number SC226738);
"THUS Group Articles"	the articles of association of THUS Group;
"THUS Group Ordinary Shares"	the ordinary shares of 2.5 pence each in the share capital of THUS Group;
"THUS Group Preference Shares"	the cumulative participating non-redeemable preference shares of £1 each in the share capital of THUS Group;
"THUS Group Shareholder"	a holder for the time being of THUS Group Shares;
"THUS Group Shares"	the THUS Group Ordinary Shares and the THUS Group Preference Shares;
"THUS Ordinary Shares"	the ordinary shares of 2.5 pence each in the share capital of THUS;
"THUS Preference Shares"	the cumulative participating non-redeemable preference shares of £1 each in the share capital of THUS;
"THUS Shares"	THUS Ordinary Shares and THUS Preference Shares;
"THUS Shareholder"	a holder of THUS Shares;
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"UK Listing Authority"	the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 and in the exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part VI of the Financial Services and Markets Act 2000;
"Underwriting Agreement"	the agreement between Scottish Power plc and THUS dated 18 January 2002 relating to the Open Offer;
"U.S." or "United States"	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia; and
"Voting Record Time"	11.00 a.m. on 9 February 2002 or, in the event that the Court Meeting is adjourned, 48 hours before the time appointed for any adjourned meeting.

GLOSSARY

"ADSL"	Asymmetric Digital Subscriber Line
"ATM"	Asynchronous Transfer Mode
"BT"	BT Group plc
"bandwidth"	the range of speeds or capacity that can be passed through a medium, such as glass fibre, without distortion. The greater the bandwidth, the greater the information-carrying capacity of such medium
"DWDM"	Dense Wavelength Division Multiplexing
"EBITDA"	earnings before exceptional items, interest, tax, depreciation and amortisation
"Frame Relay"	a wide area transport technology that organises data into units called frames instead of providing fixed bandwidths as with private lines
"Gbps"	gigabits per second
"IDTV"	Improved Definition Television
"Ingress traffic"	traffic terminating on the Company's network, but originating on another
"IP"	Internet Protocol
"IRU"	Irrevocable Rights of Use
"ISP"	Internet Service Provider
"MAN"	Metropolitan Area Network
"Mbps"	megabits per second
"MPLS"	Multiprotocol Label Switching
"PTO"	Public Telecoms Operator
"SDH"	Synchronous Digital Hierarchy
"SME"	Small or Medium sized Enterprise
"Vertical Portal"	a portal focusing on a particular community of interest
"WAP"	Wireless Application Protocol

DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS

Directors	Charles Andrew Berry, *Non-Executive Chairman** William Allan, *Chief Executive* John Noel Maguire, *Chief Financial Officer* Philip Stewart Male, *Executive Director, Operations* James Archibald Reid, *Executive Director, Sales & Marketing* Roy Drysdale Brown, *Non-Executive Director* Ian Hugh Chippendale, *Non-Executive Director* Josephine Lilian Connell, *Non-Executive Director* Michael Phillip de Kare-Silver, *Non-Executive Director* David Thomas Nish, *Non-Executive Director** all of Dalmore House, 310 St. Vincent Street, Glasgow, Lanarkshire G2 5BB *—appointed by ScottishPower
Company Secretary	David Macleod
Registered and Head Office	Dalmore House 310 St. Vincent Street Glasgow Lanarkshire G2 5BB
Sponsor and Financial Adviser	Greenhill & Co. International LLP Regent Gate 56-58 Conduit Street London W1S 2YZ
Brokers	Hoare Govett Limited 250 Bishopsgate London EC2M 4AA Investec Henderson Crosthwaite (a division of Investec Bank (UK) Limited) 2 Gresham Street London EC2V 7QP
Reporting Accountants	PricewaterhouseCoopers 1 Embankment Place London WC2N 6RH
Solicitors to the Company	Slaughter and May 35 Basinghall Street London EC2V 5DB
Solicitors to the Sponsor and Financial Adviser	Herbert Smith Exchange House Primrose Street London EC2A 2HS
Principal Bankers	The Royal Bank of Scotland plc City Branch 10 Gordon Street Glasgow G1 3PL
Registrars	Lloyds TSB Registrars Scotland PO Box 28448 Finance House Orchard Brae Edinburgh EH4 1ZF

PART 1. SCHEME OF ARRANGEMENT

1. Introduction

On 19 December 2001, THUS announced its intention to implement a refinancing through a fully underwritten Open Offer to raise £275 million before expenses and Scottish Power plc announced that it was considering the Demerger. THUS also announced on that date that it had secured a new third-party bank facility of £90 million. The availability of the Bank Facility is conditional, *inter alia*, on the subsequent implementation of a corporate reorganisation to introduce a new group holding company, THUS Group. The corporate reorganisation is proposed to be effected by way of a court sanctioned scheme of arrangement under section 425 of the Act.

2. Principal features of the Scheme

Structure

Under the Scheme, Scheme Shareholders will transfer all their Scheme Shares to THUS Group and THUS Group will issue THUS Group Ordinary Shares and THUS Group Preference Shares to such shareholders on the following basis:

for each THUS Ordinary Share	**one THUS Group Ordinary Share**
for each THUS Preference Share	**one THUS Group Preference Share**

Scottish Power plc, as the existing holder of 1,999,999 THUS Group Ordinary Shares and David Nish as the existing holder of 1 THUS Group Ordinary Share shall be deemed for these purposes to have acquired those shares pursuant to the Scheme and their entitlements as set out above shall be reduced accordingly. THUS Group Ordinary Shares will have the same rights as those attaching to the existing THUS Ordinary Shares and the THUS Group Preference Shares will have substantially the same rights as those attaching to the existing THUS Preference Shares. The new THUS Group Ordinary Shares to be issued pursuant to the Scheme will rank *pari passu* in all respects with the existing THUS Group Ordinary Shares in issue, including the right to receive all dividends and other distributions declared, made or paid after Admission in respect of the THUS Group Ordinary Shares.

Effect of the Scheme

The Scheme is subject to a number of conditions as set out in paragraph 10 below. If these conditions are satisfied and the Scheme becomes effective, THUS Group will become the immediate holding company of THUS and will, in turn, be owned by THUS Shareholders in the proportions in which they own THUS at the Scheme Record Time. The Scheme is expected to become effective and dealings in THUS Group Ordinary Shares are expected to commence on 14 March 2002.

Other matters

Further THUS Shares will be allotted before the Scheme comes into effect pursuant to the Open Offer. In order to ensure that the timing of the allotment of those shares does not leave them outside the scope of the Scheme, it is proposed that the THUS Articles should be amended in such a way as to ensure that: (i) any THUS Shares which are issued prior to the Scheme Record Time will be allotted and issued subject to the terms of the Scheme and will be bound by the Scheme accordingly; (ii) any THUS Shares which are allotted and issued after the Scheme Record Time will be acquired by THUS Group in exchange for the issue of THUS Group Shares to the allottees; and (iii) in the event that any THUS Shares are allotted and issued to any person within (ii) above following any reorganisation of or material alteration to the share capital of either THUS or THUS Group or any other return of value to holders of THUS Group Shares after the Effective Date, the number of THUS Group Shares to be issued to that person will be adjusted in an appropriate manner. In this way, the allottees in question will receive THUS Group Shares instead of THUS Shares.

3. Reasons for the Scheme

The availability of the Bank Facility is conditional on the implementation of the Scheme. Following the introduction of the Bank Facility and completion of the Open Offer and the Demerger, the directors of THUS believe that THUS would be in a position to fully finance its business plan through to the point that it is cashflow positive. THUS would achieve this fully funded status with a level of prospective gearing which, in the opinion of the directors of THUS, is low in the context of its competitors and leaves THUS well positioned to fulfil its business plan and capitalise on future opportunities.

4. Working Capital

If, following the Open Offer having become unconditional and the Scheme of Arrangement having become effective, the Demerger is not completed, the Bank Facility will not be available to the Company and the Group will not have sufficient working capital.

After completion of the Open Offer and the Scheme of Arrangement, failure by THUS Group to grant security over the THUS Shares to the Lenders by 30 June 2002 will constitute an event of default under the Bank Facility. In this event, the Lenders would have the right to call all funds drawn under the Bank Facility and THUS would be required to seek alternative sources of finance, without which THUS would no longer have sufficient working capital to meet its requirements.

Furthermore, even after the Open Offer has become unconditional, and the Scheme of Arrangement has become effective, the decision as to whether or not to proceed with the Demerger would remain one to be taken by the directors of Scottish Power plc. If Scottish Power plc does not proceed with the Demerger for any reason, the Company would not be able to draw down funds under the Bank Facility due to the risk of a degrouping tax charge arising in THUS. Accordingly, there is a risk that the Scheme of Arrangement may become effective and that the Company has insufficient working capital.

Should the Demerger not be completed and the Bank Facility not become available the Directors would discuss the Group's position with Scottish Power plc, its majority shareholder, in the light of the circumstances prevailing at that time. In this event, THUS would be reliant on Scottish Power plc for funding or would need to obtain their consent to put in place alternative funding. However the Directors cannot guarantee that such funding would be available either from Scottish Power plc or from alternative sources. If no such funding were available, the Directors believe that the Company would have to seek the appointment of an administrative receiver or pursue other insolvency procedures.

However, subject to completion of the Scheme of Arrangement and the Demerger and after taking into account the proceeds of the Open Offer (which is fully underwritten), repayment of the ScottishPower Facility and the introduction of the Bank Facility, the Company is of the opinion that the Group will have sufficient working capital for its present requirements, that is for at least 12 months from the date of this document.

5. Demerger of Scottish Power plc's Shareholding in THUS

On 19 December 2001, Scottish Power plc announced that, as a further step in focusing on its international energy and network operations, it believed that following completion of the THUS refinancing it is likely to be in the interests of Scottish Power plc shareholders if Scottish Power plc were able to dispose of its shareholdings in THUS (as enlarged following completion of the Open Offer and which, following the Scheme becoming effective, will be represented by shares in THUS Group) by way of a demerger to Scottish Power plc shareholders. Scottish Power plc intends to put proposals to its shareholders that will enable it to effect the Demerger. It is expected that Scottish Power plc will announce the terms and timetable of the Demerger on or about 12 February 2002 and convene the Scottish Power plc EGM to approve the Demerger on or about 11 March 2002 with a view to completing the Demerger before 31 March 2002. It is expected that the Demerger would only proceed if, *inter alia*, the Court approves the Scottish Power plc Capital Reduction and the Scheme of Arrangement.

It is proposed that the Demerger would be effected by way of a dividend *in specie* of THUS Group Shares to the ordinary shareholders of Scottish Power plc. It is expected that the Demerger would incorporate arrangements to enable certain of Scottish Power plc's smaller shareholders and the Depositary of the Scottish Power plc American Depositary Shares to sell their entitlements in an orderly fashion.

It is expected that, immediately following Demerger, THUS Group Shareholders (including Scottish Power plc shareholders who will become THUS Group Shareholders as a consequence of the Demerger) will be asked to approve the conversion of the THUS Group Preference Shares into THUS Group Ordinary Shares to avoid Scottish Power plc shareholders retaining unlisted THUS Group Preference Shares. This conversion would be proposed on the basis of a value of 97p for a THUS

Group Preference Share and a value per THUS Group Ordinary Share based on the average closing mid-market price of an Ordinary Share over the 5 dealing days immediately prior to the time the conversion proposals are sent to Shareholders. As an example, based on 25,000,000 THUS Group Preference Shares outstanding at 97p per share, the total value of the THUS Group Preference Shares would be £24.25 million. Using the five-day average closing mid-market price for an Ordinary Share ending 16 January 2002, of 48.6p, this would imply that approximately 49.90 million THUS Group Ordinary Shares would be issued on conversion. This represents approximately 7.1 per cent. of the Existing Ordinary Shares outstanding and 3.9 per cent. of the number of Ordinary Shares which will be outstanding immediately following completion of the Open Offer (but before conversion of the THUS Group Preference Shares). The extraordinary general meeting of THUS Group to approve the conversion of the THUS Group Preference Shares into THUS Group Ordinary Shares is expected to be held on or around 19 March 2002. Further details will be sent to Shareholders on or around 15 February 2002.

Scottish Power plc is entitled not to proceed with the Demerger at any time, including after the Open Offer has become unconditional and/or the Scheme of Arrangement has become effective and nothwithstanding approval of the Demerger by Scottish Power plc's shareholders. References in this document to the Demerger should be read accordingly. Further details in this respect are set out under "Working Capital" above and in paragraph 14 of Part 7 of this document.

6. Listings, dealings and settlement

Application has been made to the UK Listing Authority for the admission of 1,278,526,451 THUS Group Ordinary Shares to the Official List and to the London Stock Exchange for the THUS Group Ordinary Shares to be admitted to trading on the London Stock Exchange's market for listed securities. The last day of dealings in THUS Ordinary Shares is expected to be 13 March 2002. The last time for registration of transfers of Scheme Shares is expected to be 6.00 p.m. on 13 March 2002, the Scheme Record Time. It is expected that Admission will become effective and that dealings in the THUS Group Ordinary Shares will commence on 14 March 2002, the Effective Date. The listing of THUS Ordinary Shares is also expected to be cancelled on that date. These dates may be deferred if it is necessary to adjourn any meetings required to approve the arrangements described in this document or if there is any delay in obtaining the Court's sanction of the Scheme. In the event of a delay, the application for the THUS Ordinary Shares to be delisted will be deferred, so that the listing will not be cancelled until immediately before the Scheme becomes effective.

On the Effective Date, all certificates representing THUS Shares will cease to be valid and binding in respect of such holdings. After you have been sent your certificate for THUS Group Ordinary Shares, your old certificate for THUS Shares should be destroyed by you.

CREST is a paperless settlement system enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by written instrument. The Directors will apply for the THUS Group Ordinary Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in THUS Group Ordinary Shares following Admission may take place within the CREST system. CREST is a voluntary system and holders of THUS Group Ordinary Shares who wish to receive and retain share certificates will be able to remove their THUS Group Ordinary Shares from the CREST system following the Scheme becoming effective.

For Scheme Shareholders who hold their THUS Ordinary Shares in a CREST account, at the Scheme Record Time THUS Group Ordinary Shares are expected to be credited to the relevant CREST members' accounts on 14 March 2002. For those holding shares in certificated form at the Scheme Record Time definitive certificates for the THUS Group Shares are expected to be despatched within 15 days after the Effective Date. In the case of joint holders, certificates will be despatched to the joint holder whose name appears first in the register. All certificates will be sent by pre-paid first class post at the risk of the person entitled thereto. Pending the despatch of certificates for THUS Group Ordinary Shares, transfers of THUS Group Ordinary Shares will be certified against the register of members of THUS Group. Temporary documents of title will not be issued in respect of the THUS Group Ordinary Shares.

THUS Ordinary Shares held in uncertificated form will be disabled in CREST on the Effective Date. THUS Group reserves the right to issue THUS Group Ordinary Shares to any or all shareholders in certificated form if, for any reason, it wishes to do so.

All mandates in force at the Scheme Record Time relating to payment of dividends on THUS Shares and all instructions then in force relating to notices and other communications will, unless and until varied or revoked, be deemed from the Effective Date to be valid and effective mandates or instructions to THUS Group in relation to the corresponding holding of THUS Group Shares.

All documents, certificates, cheques or other communications sent by or to THUS Shareholders, or as such persons shall direct, will be sent at their own risk and may be sent by post.

7. Overseas shareholders

The implications of the Scheme for persons resident in, or citizens or nationals of, jurisdictions outside the United Kingdom ("overseas shareholders") may be affected by the laws of the relevant jurisdictions. Such overseas shareholders should inform themselves about and observe all applicable legal requirements.

It is the responsibility of any person into whose possession this document comes to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection with the allotment and issue of THUS Group Shares following completion of the Scheme, including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes or levies due in such jurisdiction.

If, in respect of any overseas shareholder, THUS Group is advised that the allotment and issue of THUS Group Shares would or might infringe the laws of any jurisdiction outside the United Kingdom, or would or might require THUS Group to obtain any governmental or other consent or effect any registration, filing or other formality with which, in the opinion of THUS Group, it would be unable to comply or which it regards as unduly onerous, then THUS Group may in its sole discretion either (a) determine that no THUS Group Shares shall be allotted and issued to such shareholder but that instead those THUS Group Shares shall be allotted and issued to a nominee appointed by THUS Group as trustee, for such shareholder, on terms that they shall be sold on behalf of such shareholder as soon as reasonably practicable after the Scheme becomes effective, with the net proceeds of sale (after deduction of all expenses and commissions, including any amount in respect of value added tax payable thereon) being remitted to the overseas shareholder concerned at the risk of such shareholder, or (b) determine that such THUS Group Shares shall be sold on behalf of such shareholder, in which event the THUS Group Shares shall be issued to such overseas shareholder and THUS Group shall appoint a person to procure that those shares be sold as soon as reasonably practicable after the Scheme becomes effective, with the net proceeds of sale (after deduction of all expenses and commissions, including any amount in respect of value added tax payable thereon) being remitted to the overseas shareholder concerned at the risk of such shareholder.

The THUS Group Shares are being offered in the U.S. in reliance upon the exemption from the requirements of the U.S. Securities Act of 1933 provided by section 3(a)(10) thereof, and may not be re-offered or sold in the U.S. absent an exemption from or registration under such Act. Neither the THUS Shares or the THUS Group Shares have been approved or disapproved by the U.S. Securities and Exchange Commission or any U.S. state securities commission, nor has any such commission passed on the accuracy or adequacy of this or any other document relating to the THUS Shares or THUS Group Shares. Any representation to the contrary is a criminal offence in the U.S.

For the purpose of qualifying for the exemption from the registration requirements of the U.S. Securities Act (as described above), THUS will advise the Court that its sanctioning of the Scheme will be relied upon by THUS as an approval of the Scheme following a hearing on its fairness to THUS Shareholders, at which hearing all THUS Shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all THUS Shareholders.

Overseas shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances.

8. Dividends

The introduction of THUS Group as the new group holding company pursuant to the Scheme will not affect the underlying earnings of the Group or its current dividend policy. However, THUS Group does not expect to pay dividends on THUS Group Ordinary Shares for the foreseeable future.

9. Articles of Association

A summary of the THUS Group Articles is set out in paragraph 7 of Part 7 of this document and a summary of the principal differences between the THUS Group Articles and the existing THUS Group Articles is set out in paragraph 8 of Part 7 of this document.

10. Conditions to implementation of the Scheme

The implementation of the Scheme is conditional on the following:

(a) the special resolution to approve the matters necessary to give effect to the Scheme (which is set out as resolution number 2 in the notice of Extraordinary General Meeting contained in the Open Offer Prospectus and in the Scheme Circular posted to THUS Shareholders and dated 18 January 2002) being duly passed at the Extraordinary General Meeting;

(b) the Scheme being approved by a majority in number representing three-fourths in nominal value of the Public Ordinary Shares held by those members present and voting, either in person or by proxy, at the Court Meeting;

(c) the Scheme being sanctioned by the Court;

(d) a certified copy of the order of the Court sanctioning the Scheme being delivered to the Registrar of Companies for registration; and

(e) Admission.

The Company will not apply to the Court for the Scheme to be sanctioned unless (i) the Open Offer has become unconditional and the new THUS Ordinary Shares to be issued under the Open Offer have been admitted by the UK Listing Authority to the Official List and to trading on the market of the London Stock Exchange for listed securities and (ii) the UK Listing Authority has agreed to Admission subject to the allotment of the THUS Group Ordinary Shares.

The Court Meeting has been convened for 11.00 a.m. on 11 February 2002, pursuant to an order of the Court, at which meeting, or at any adjournment thereof, holders of Public Ordinary Shares will consider and, if thought fit, approve the Scheme. THUS Shareholders also have the right to attend the Court hearing and, if lodging answers to the petition to the Court to sanction the Scheme, to appear in person or be represented by counsel to support or oppose the sanction of the Scheme.

Documents posted to THUS Shareholders dated 18 January 2002 contain details of the Extraordinary General Meeting, which has been convened for 11.15 a.m. on 11 February 2002 (or, if later, immediately following the conclusion or adjournment of the Court Meeting). At that meeting, or at any adjournment thereof, THUS Shareholders will consider and, if thought fit, pass a special resolution to approve the Scheme and to make the amendments to the THUS Articles described above. In addition, in order to effect the Open Offer, a special resolution will be proposed at the Extraordinary General Meeting to approve the increase in authorised capital of THUS from £47,637,096.775 to £61,963,161.275 through the creation of 573,042,580 new THUS Ordinary Shares (representing an increase of approximately 30.1 per cent. in THUS's authorised share capital), to grant the directors of THUS authority to allot such new THUS Ordinary Shares and to disapply statutory pre-emption rights in respect of such allotments (and to allow the allotment of such shares free from the restrictions contained in Article 7.2 of the THUS Articles).

THUS is seeking authority to allot up to £14,326,064.50 nominal amount of relevant securities, which represents approximately 81.2 per cent. of the THUS's issued ordinary share capital at 11 January 2002. This authority will expire at the conclusion of the Annual General Meeting of THUS to be held in 2002. This authority is limited to the allotment of relevant securities in connection with the Open Offer.

Four additional ordinary resolutions are to be proposed at the Extraordinary General Meeting. Three of these resolutions seek the approval of THUS shareholders to the adoption by THUS Group of a new discretionary share option scheme and a new sharesave scheme, which are proposed to be established by THUS Group after the Scheme becomes effective in order to replace existing THUS share option schemes. In addition, approval is sought to the adoption by THUS Group of a new performance share plan. Further details of the existing THUS Employee Share Schemes and of the proposed new THUS Group share schemes are set out in Part 7 of this document. The resolution numbered 6 in the notice of Extraordinary General Meeting is to approve the provision of clause 2.3 and clause 6.2(b)(ii) (which relate to the breakouts of chargeable payments and litigation under existing tax indemnities) of the Tax Indemnity Deed, dated 18 January 2002 between, amongst others, the Company and Scottish Power plc, which approval is required under the Listing Rules since such provisions constitute a related party transaction.

11. Impact of the Scheme on THUS Employee Share Schemes

Details of the proposals to be made to participants in the THUS Employee Share Schemes as a result of the Scheme will shortly be sent to the participants. The following is a general summary of those proposals:

THUS plc Discretionary Share Option Scheme (2000)

If the Scheme is sanctioned by the Court, option holders will be able to exchange their existing [redacted]

- **Potential changes to terms of the Bank Facility:** In common with many facilities the Bank Facility is subject to a 'market flex' arrangement. Under this arrangement, the Lenders are entitled during syndication to require the Company to make certain changes to the structure, terms and pricing of the Bank Facility. Whilst there are restrictions on the scope of the changes that may be required, no guarantee can be given that the cost of the Bank Facility will not increase, nor that (i) the Company's ability to comply with the Bank Facility, (ii) the availability of funds under the Bank Facility or (iii) the terms for repayment, will not be affected as a result of such changes.
- **Pledge over shares:** If security in all of the shares in THUS is not granted to the Lenders by 30 June 2002 the Bank Facility will cease to be available and will go into default. It is not currently intended for this security to be granted before the Demerger in order to avoid the risk that a degrouping tax charge might arise. No guarantee can be given that the Demerger will have taken place by 30 June 2002. After this security is granted and if THUS is unable to fulfill its obligations under the Bank Facility, the Lenders may require that THUS Group sell such shares in order to cover outstanding borrowings.
- **Debt covenants:** The agreement relating to the Bank Facility contains restrictive covenants and requirements to maintain certain financial ratios that if breached, may seriously compromise THUS's finances and its ability to meet its business plan.
- **Share price volatility:** The market price of THUS's shares may vary greatly from time to time, both up and down, due to the depth and liquidity of the market, investor perceptions of the Company (including of its financial condition and results of operations) and other telecommunications companies and competition and regulatory conditions. The Open Offer followed by the Demerger of THUS by Scottish Power plc (as well as the subsequent conversion of THUS Group Preference Shares into THUS Group Ordinary Shares) may lead to significant share price volatility in the coming months.
- **Growth:** THUS must effectively manage its growth and expansion. The anticipated growth of the Company is likely to place a significant strain on its administrative, operational and financial resources and systems as THUS expands the scope of its services.
- **Competition:** Although THUS believes that it can compete effectively with other operators through its pricing structure and the quality of its services, as it expands its operations and as competitive pressures increase, THUS may be unable to expand its market share.
- **Technology:** THUS is potentially exposed to rapid and significant changes in technology, both with respect to its fibre optic networks and its IT systems, and any such changes could have a material adverse effect on its business, financial condition and results of operations.
- **Operating losses:** THUS has a history of negative cash flows and expects these to continue in the short-term. If THUS cannot create positive cash flow, it may not be able to meet its repayment requirements or service its debt.
- **Dividends:** THUS does not expect to pay dividends on Ordinary Shares for the foreseeable future.
- **Key customers:** Approximately 19.4 per cent. of THUS's revenues in the 6 months to 31 September 2001 were dependent on two key customers, Broadsystem Ventures Limited (in its capacity as supplier to British Sky Broadcasting plc) and the ScottishPower Group. Failure to maintain these relationships or a default by such customers of their contractual obligations would have a material adverse effect on THUS's results.
- **Regulatory environment:** THUS's business is affected by various laws imposed at both UK and EU level applying to the regulation of telecommunications networks and services and the Internet, as well as general EU and UK competition law. In particular, the UK telecommunications regime governs the wholesale price for conveyance services obtained from the dominant carrier BT.
- **Capital requirements:** Although THUS believes that it will be fully funded taking into account all current financing and operating plans, these plans may not fully reflect the extent of future capital requirements due to factors both internal and external to the business.

PART 3. FINANCIAL INFORMATION ON THUS

Nature of the financial information

The financial information relating to THUS set out below does not constitute statutory accounts within the meaning of section 240 of the Act, but has been extracted without material adjustment from the published audited financial statements of THUS for the years ended 31 March 2001 and 2000 and from the accountants' report on THUS, dated 10 November 1999 included in THUS's Prospectus of that date, for the year ended 31 March 1999.

No adjustment has been made to this financial information to reflect the impact of the new accounting standard FRS19 "Accounting for Deferred Tax" which will be adopted for the year ending 31 March 2002 and was reflected in the interim results to 30 September 2001.

PricewaterhouseCoopers has made reports under section 235 of the Act in respect of each such set of statutory consolidated accounts for the two years ended 31 March 2001 and each such report was as an unqualified report and did not contain a statement under section 237(2) or section 237(3) of the Act. Copies of these accounts have been delivered to the Registrar of Companies in Scotland.

Accounting Policies

Basis of Preparation

The financial information has been prepared under the historical cost convention and in accordance with applicable accounting standards in the UK and with the requirements of the Act.

THUS was incorporated on 19 January 1999, and owns the Internet services, interactive services, data and telecom services and contact centre services businesses previously owned by certain wholly owned subsidiaries of ScottishPower. These businesses, hereinafter described as "the ScottishTelecom Businesses" were acquired on 30 September 1999, together with Scottish Power's 50 per cent. shareholding in SOL. The consideration for the acquisitions was satisfied in shares.

In accordance with the group reconstruction provisions of Financial Reporting Standard No. 6, the consideration was recorded as the book value of the assets and liabilities acquired and the acquisitions of the ScottishTelecom Businesses and the 50 per cent. shareholding in SOL were accounted for on the basis of merger accounting principles.

Consequently, although THUS was not incorporated until 19 January 1999, and the acquisition of the ScottishTelecom Businesses and the 50 per cent. shareholding in SOL did not take place until 30 September 1999, the financial information for the year ended 31 March 1999 has been presented as if the ScottishTelecom Businesses, SOL and THUS had always been part of the same group.

The consolidated profit and loss account for the year ended 31 March 2000 reflects the trading results of THUS for the six-month period from 1 October 1999, being the date THUS commenced trading, to 31 March 2000, the trading results of the businesses which were acquired by THUS from ScottishPower for the six month period from 1 April 1999 to 30 September 1999 and the trading results of subsidiaries for the year ended 31 March 2000.

The former interest of the relevant ScottishPower subsidiaries in the businesses acquired by THUS was accounted for as part of the ScottishPower loan account balance within creditors. All profits and losses generated by these businesses prior to their acquisition by THUS on 30 September 1999 were transferred to the ScottishPower loan account balance.

A summary of the more important Group accounting policies is set out below:

Basis of Consolidation

The financial information includes the financial information of THUS and its subsidiary undertakings.

Turnover Definitions

The Group's turnover comprises revenues from Internet services, interactive services, data and telecom services and contact centre services, each of which are defined as follows:

Internet Services

Revenues from Internet services comprise monthly access fees paid by Internet dial up subscribers, ingress receipts, revenue from business access services (including the provision of leased lines, web design and e-commerce services) and revenues from wholesale Internet services provided to Virtual Internet Service Providers.

Interactive Services

Revenue from interactive services comprise the Group's share of premium rate call charges.

Data and Telecom Services

Revenues are derived from the provision of switched services, capacity and data services and facility management services.

Contract Centre Services

Revenues represent the provision of outsourced contact centres and telemarketing systems integration services.

Cost Definitions

The Group's costs comprise of cost of sales, selling and distribution and administration costs.

Cost of Sales

Cost of sales consists of interconnect costs and payments to other Public Telecommunications Operators (PTOs), network costs and depreciation interactive royalties and related costs and contact centre costs.

Selling and Distribution Costs

Selling and distribution costs comprise expenditure and marketing, advertising and promotions, together with the salaries and associated costs of the sales and marketing function.

Administration Expenses

Administration expenses comprise expenditure on customer services, human resources, information technology, legal and regulatory compliance and non-operational property together with depreciation of non-network assets and costs recharged from ScottishPower for central administrative services.

Other Definitions

Company (or THUS)

THUS plc

ScottishTelecom Businesses

The businesses acquired by the Company on 30 September 1999 together with SOL.

SOL

Scotland on Line Limited

Group

THUS plc and its subsidiaries and, for the periods prior to 30 September 1999, the ScottishTelecom Businesses.

Subsidiary Undertakings

Entities in which the Company holds a long-term controlling interest.

ScottishPower

Scottish Power UK plc and its subsidiaries.

ScottishPower Facilities Management Contract

The Strategic Network Facilities Management Agreement and Operational Systems Facilities Management Agreement as detailed in Note 29.

Intangible Fixed Assets

Licence fees are capitalised at cost, less provision for any impairment in value, and amortised over the remaining licence period once the relevant network to which a licence relates becomes operational and a service is launched to the public.

Costs associated with the development of new products or services are capitalised and amortised over the anticipated life of the new product or service once this is launched to the public.

Tangible Fixed Assets

Tangible fixed assets are stated at cost, less provision for any impairment in value, and are depreciated on the straight line method over their estimated operational lives. Tangible fixed assets include capitalised employee costs and other costs which are directly attributable to the construction of fixed assets. The main depreciation periods used are as set out below:

Land and buildings	*Years*
Alterations to leasehold premises	Over lease period or useful life if shorter
Buildings: Equipment accommodation modules	10
Plant and equipment	
Underground network	40
Fibre optic cable	20
Electronics, customers' systems and base stations	10
Customer connections	5
Tools	4
Other	
Furniture and fittings	10
Vehicles	4
Computers and related software	3 to 5

Investments

Investments in subsidiary undertakings are stated in the balance sheet of the parent Company at cost less provision for any impairment in value.

Own Shares Held Under Trust

Shares in the Company purchased for employee share options are held under trust and are recorded within Investments in the balance sheets at cost.

Stocks

Stocks and work in progress are valued at the lower of cost and net realisable value.

Finance and Operating Leases

Assets leased by the Group under finance leases are capitalised and depreciated in line with the Group's depreciation policy. The interest element of the finance lease repayments is charged to the profit and loss account in proportion to the balance of the capital repayments outstanding. Rentals payable under operating leases are charged to the profit and loss account as incurred. Rent free periods received by the Group, at the inception of new operating leases for properties are recognised in the profit and loss account over the period of the lease or, if shorter than the full lease term, over the period to the renew date at which the rent is first expected to be adjusted to the prevailing market rate.

Foreign Currencies

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. At the year end, monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. Any gain or loss arising on the restatement of such balances is taken to the profit and loss account. The Accounts of the overseas entity and branch are translated at the rate of exchange ruling at the balance sheet date. The exchange difference arising on the retranslation of opening net assets is taken directly to reserves.

Financial Instruments

The Group enters into forward contracts for the purchase of tangible fixed assets denominated in a foreign currency in order to manage its exposure to fluctuations in currency rates. Gains and losses on foreign currency hedges are deferred and recognised as an adjustment to the carrying amount of the tangible fixed assets when the hedged transaction occurs.

Pensions

The Group participates in Group pension arrangements, consisting of both defined benefit and defined contribution schemes, operated by the ScottishPower Group. Contributions and pension costs for the defined benefit arrangements are based on pension costs across the ScottishPower Group as a whole. Pension costs are accounted for on the basis of charging the expected cost of providing pensions over the period during which the Company benefits from the employees' services. The effects of variations from regular costs are spread over the expected remaining working lifetime of members of that scheme after making suitable allowances for future withdrawals. Payments to the defined contribution schemes are charged against profit as incurred.

For a minority of employees the Company pays varying levels of contributions to personal pension schemes. The costs are charged against profit as incurred.

Government Grants

Government grants are treated as deferred income and are released to the profit and loss account over the estimated operational lives of the related assets.

THUS
Group Profit and Loss Account
for the year ended 31 March

	Notes	2001 £'000	2000 £'000	1999 £'000
Turnover from continuing operations	1	**233,842**	216,903	166,058
Cost of sales		**(173,318)**	(126,994)	(86,839)
Gross profit from continuing operations		**60,524**	89,909	79,219
Selling and distribution		**(38,406)**	(38,894)	(27,230)
Administration expenses		**(80,074)**	(59,973)	(40,429)
Operating loss from continuing operations	2	**(57,956)**	(8,958)	11,560
Exceptional item				
Loss on termination of an operation	4	—	(43,467)	—
Loss on ordinary activities before interest		**(57,956)**	(52,425)	11,560
Net interest charge	5	**(8,987)**	(10,688)	(20,907)
Loss on ordinary activities before taxation		**(66,943)**	(63,113)	(9,347)
Taxation on loss on ordinary activities	6	**292**	6,387	6,099
Loss after taxation		**(66,651)**	(56,726)	(3,248)
Minority interest	22	**1,073**	30	220
Loss for the financial year		**(65,578)**	(56,696)	(3,028)
Appropriations – non equity	8	**(2,500)**	(1,127)	—
Loss retained before transfer to balance with ScottishPower		**(68,078)**	(57,823)	(3,028)
Transfer to balance with ScottishPower	15c	—	55,192	2,809
Loss retained	21	**(68,078)**	(2,631)	(219)
Loss per ordinary share (pence)	7	**(9.79)**	(9.02)	(0.50)
Adjusting item – exceptional item (pence)		—	6.78	—
Loss per ordinary share before exceptional item (pence)		**(9.79)**	(2.24)	(0.50)
Diluted loss per ordinary share (pence)	7	**(9.79)**	(9.02)	(0.50)
Adjusting item – exceptional item (pence)		—	6.78	—
Diluted loss per ordinary share before exceptional item (pence)		**(9.79)**	(2.24)	(0.50)

Statement of Total Recognised Gains and Losses
for the year ended 31 March

	Note	2001 £'000	2000 £'000	1999 £'000
Loss for the financial year		**(65,578)**	(56,696)	(3,028)
Currency translation differences on overseas net assets	21	**394**	13	—
Total recognised losses for the financial year		**(65,184)**	(56,683)	(3,028)

Reconciliation of Movements in Shareholders' Funds
for the year ended 31 March

	Notes	2001 £'000	2000 £'000	1999 £'000
Loss for the financial year		**(65,578)**	(56,696)	(3,028)
Appropriations – non equity	8	**(2,500)**	(1,127)	—
Loss retained		**(68,078)**	(57,823)	(3,028)
Currency translation differences on overseas net assets	21	**394**	13	—
Transfer from ScottishPower loan account	15c	**—**	55,192	2,809
Reversal of appropriations – non equity	21	**2,500**	1,127	—
Share capital issued		**—**	334,937	—
Net movement in shareholders' funds		**(65,184)**	333,446	(219)
Opening shareholders' funds		**348,148**	14,702	14,921
Closing shareholders' funds		**282,964**	348,148	14,702

Analysis of Consolidated Loss
for the year ended 31 March

	2001 £'000	2000 £'000	1999 £'000
Pre merger period to 30 September 1999			
Company (from date of incorporation)	—	—	—
Businesses acquired by the Company on 30 September 1999	—	(55,192)	(2,809)
Subsidiaries	—	109	(219)
	—	(55,083)	(3,028)
Post merger period to 31 March 2001			
Company	**(64,832)**	(1,697)	—
Subsidiaries	**(746)**	84	—
	(65,578)	(1,613)	—
Total	**(65,578)**	(56,696)	(3,028)

Group Balance Sheet
as at 31 March

	Notes	2001 £'000	2000 £'000	1999 £'000
Fixed assets				
Intangible assets	9	**486**	1,654	21,994
Tangible assets	10	**467,500**	346,837	231,097
Investments	11	**24,250**	—	—
		492,236	348,491	253,091
Current assets				
Stocks	12	**10,741**	8,680	11,441
Debtors:				
– Other debtors	13	**92,480**	74,736	57,054
– Funds deposited with ScottishPower		**17,550**	29,533	—
		110,030	104,269	57,054
Cash at bank and in hand	26	**3,484**	1,524	919
Total current assets		**124,255**	114,473	69,414
Creditors: amounts falling due within one year				
Other creditors	14	**(145,798)**	(107,751)	(71,851)
ScottishPower loan account		**—**	—	(225,020)
Loans and other borrowings	15	**(3,900)**	(2,153)	(3,910)
Total creditors falling due within one year		**(149,698)**	(109,904)	(300,781)
Net current (liabilities) / assets		**(25,443)**	4,569	(231,367)
Total assets less current liabilities		**466,793**	353,060	21,724
Creditors: amounts falling due after more than one year				
Loans and other borrowings:				
– ScottishPower loan account	15	**(180,600)**	—	—
– Loans and other borrowings	15	**(4,306)**	(4,402)	(5,672)
Total creditors falling due after more than one year		**(184,906)**	(4,402)	(5,672)
Provisions for liabilities and charges	17	**(195)**	(680)	(1,461)
Deferred income	18	**(13)**	(42)	(71)
Net assets		**281,679**	347,936	14,520
Capital and reserves				
Called-up share capital	20	**42,637**	42,637	15,000
Share premium		**307,933**	307,933	633
Profit and loss account	21	**(67,606)**	(2,422)	(931)
Shareholders' funds		**282,964**	348,148	14,702
Equity minority interest	22	**(1,285)**	(212)	(182)
Capital employed		**281,679**	347,936	14,520
Equity Shareholders' funds		**254,337**	322,021	14,702
Non equity Shareholders' funds		**28,627**	26,127	—
Total Shareholders' funds		**282,964**	348,148	14,702

Group Cash Flow Statement
for the year ended 31 March

	Notes	2001 £'000	2000 £'000	1999 £'000
Net cash inflow/(outflow) from continuing operating activities	24	**2,468**	(2,331)	20,927
Returns on investments and servicing of finance	23a	**(8,373)**	(10,357)	(20,907)
Taxation – group relief received		**6,597**	6,225	4,932
Free cash flow		**692**	(6,463)	4,952
Capital expenditure and financial investment	23b	**(191,966)**	(124,481)	(101,268)
Cash flow before acquisitions		**(191,274)**	(130,944)	(96,316)
Acquisitions	23c	**(1,000)**	(1,000)	1,458
Cash flow before management of liquid resources		**(192,274)**	(131,944)	(94,858)
Management of liquid resources	23d	**11,983**	(29,533)	—
Cash outflow before financing		**(180,291)**	(161,477)	(94,858)
Financing	23e	**182,563**	163,420	92,076
Increase/(decrease) in cash in the year	26	**2,272**	1,943	(2,782)

Free cash flow represents cash flow from continuing operating activities after adjusting for returns on investments and servicing of finance and taxation.

Reconciliation of Net Cash Flow to Movement in Net (Debt) / Funds for the year ended 31 March

	Notes	2001 £'000	2000 £'000	1999 £'000
Increase/(decrease) in cash in the year	26	2,272	1,943	(2,782)
Cash (inflow) / outflow from (increase) / reduction in debt	23e, 26	(182,563)	171,517	(92,076)
Cash (inflow) / outflow from (decrease) / increase in liquid resources	23d, 26	(11,983)	29,533	—
Change in net (debt) / funds resulting from cash flows		(192,274)	202,993	(94,858)
Net debt acquired		—	—	(948)
Other non-cash movements		—	55,192	4,996
Movement in net (debt) / funds in the year		**(192,274)**	**258,185**	**(90,810)**
Net funds / (debt) at beginning of the year	26	**24,502**	**(233,683)**	**(142,873)**
Net (debt) / funds at end of the year	26	**(167,772)**	**24,502**	**(233,683)**

Notes to the Historical Financial Information

for the years ended 31 March 2000 and 2001 (and 1999 for profit and loss and cash flow notes)

1. Segmental reporting

Turnover has been analysed below by Internet services, interactive services, data and telecom services, and contact centre services. The directors of THUS consider these to be the same class of business and accordingly no segmental analysis of operating loss or net assets has been given.

	2001 £'000	2000 £'000	1999 £'000
Turnover analysis			
Internet services	**76,103**	74,866	53,686
Interactive services	**22,734**	34,233	30,340
Data and telecom services	**107,486**	78,664	69,628
Contact centre services	**27,519**	29,140	12,404
	233,842	216,903	166,058
Turnover by origin			
United Kingdom	**228,590**	212,419	166,058
Europe	**5,252**	4,484	—
	233,842	216,903	166,058
Turnover by destination			
United Kingdom	**227,795**	211,609	166,058
Europe	**6,047**	5,294	—
	233,842	216,903	166,058

2. Operating loss

	Notes	2001 £'000	2000 £'000	1999 £'000
Operating loss is stated after charging / (crediting):				
Depreciation on tangible fixed assets				
– owned assets	10	**34,738**	21,032	13,694
– under finance assets	10	**621**	936	331
Amortisation of intangible fixed assets	9, 24	**1,182**	1,247	970
Loss on disposal of tangible fixed assets	24	**438**	71	520
Hire of assets under operating leases				
– hire of plant and machinery		—	4	275
– other operating lease rentals		**10,054**	5,451	1,197
Exchange rate (gains) / losses		**(6)**	138	—
Release of government grants	18, 24	**(29)**	(29)	—
Release of provisions for liabilities and charges		—	(681)	—
Exceptional item				
– year 2000 compliance	a	—	4,043	—
Auditors' remunerations for audit of				
– group		**203**	170	115
– company		**203**	170	115

(a) THUS incurred exceptional costs totalling £4,043,000, in the year ended 31 March 2000, principally for staff working to ensure the continuity of operations over the millennium period.

(b) Fees of £414,000 were paid to the auditors in respect of non-audit work in the year ended 31 March 2001 (2000: £1,664,000, 1999: nil).

3. Employees

(a) Employee costs

	Notes	2001 £'000	2000 £'000	1999 £'000
Wages and salaries		**68,906**	58,339	37,688
Social security costs		**6,699**	5,473	3,276
Pension costs	27	**3,130**	1,261	814
Total employee costs		**78,735**	65,073	41,778
Less: charged as capital expenditure		**(10,496)**	(5,840)	(4,221)
Charged to the profit and loss account		**68,239**	59,233	37,557

(b) Employee numbers

The year end and average number of employees (full-time and part-time) employed by the Group, including Executive Directors, were:

	At 31 March			Average		
	2001	2000	1999	2001	2000	1999
Operations	**703**	699	547	**691**	661	527
Selling and distribution	**337**	303	211	**359**	287	203
Administration and customer services	**529**	531	510	**542**	502	491
Contact centres	**1,117**	983	901	**1,104**	929	867
	2,686	2,516	2,169	**2,696**	2,379	2,088
The number of full-time equivalent staff was:	**2,614**	2,472	2,127	**2,624**	2,280	2,088

4. Exceptional item

The exceptional charge that arose in the six months to September 1999 of £43,467,000 related to the costs arising as a result of THUS's decision to withdraw from the use of fixed radio access technology, including a provision for impairment of assets of £40,467,000. The provision for impairment comprised £20,405,000 in respect of the fixed radio access license, £18,094,000 in respect of plant and equipment and £1,968,000 in respect of stocks.

5. Net interest charge

(a) Analysis of net interest charge

	Note	2001 £'000	2000 £'000	1999 £'000
Interest on overdrafts and other borrowings		**9,069**	11,461	20,537
On finance leases		**401**	612	408
Total interest payable		**9,470**	12,073	20,945
External interest receivable		**(99)**	(5)	(38)
Interest receivable from ScottishPower	29b	**(384)**	(1,380)	—
Net interest charge		**8,987**	10,688	20,907

(b) Analysis of total interest payable

	Notes	2001 £'000	2000 £'000	1999 £'000
– Bank loans and overdrafts		**8**	75	56
– External loan notes		**158**	42	42
– On intragroup borrowings from ScottishPower	29b	**7,026**	10,723	20,396
– On loan notes with ScottishPower	29b	**40**	37	43
– Finance leases with ScottishPower	29b	**401**	612	408
– Arrangement fee for revolving working capital facility with ScottishPower	29b	**250**	100	—
– Commitment fee for revolving working capital facility with ScottishPower	29b	**1,587**	484	—
		9,470	12,073	20,945

6. Taxation credit on loss on ordinary activities

	2001	2000	1999
	£'000	£'000	£'000
Taxation on the loss for the year:			
UK Corporation tax credit at 30 per cent. (2000: 30 per cent.; 1999: 30 per cent.)	—	6,387	6,099
Adjustments in respect of prior year	**292**	—	—
	292	6,387	6,099

There is no corporation tax payable in any of the three years, due to losses arising.

7. Loss per ordinary share

(a) Loss per ordinary share has been calculated in accordance with FRS 14 "Earnings per Share" for both years by dividing the loss for the financial year, after non equity appropriations, by the weighted average number of ordinary shares in issue during the financial year, based on the following information:

	2001	2000	1999
	£'000	£'000	£'000
Loss for the financial year after non equity appropriations	**(68,078)**	(57,823)	(3,028)
Basic weighted average share capital (number of shares, thousands)	**695,353**	640,951	600,000
Diluted weighted average share capital (number of shares, thousands)	**695,353**	640,951	600,000

The basic weighted average share capital excludes shares held by THUS under trust in connection with the THUS Employee Share Schemes. The impact of the share options is antidilutive and has therefore been excluded from the calculation of diluted weighted average share capital.

(b) The calculation of loss per ordinary share, on a basis which excludes the exceptional item, is based on the following adjusted losses:

	Note	2001	2000	1999
		£'000	£'000	£'000
Loss for the financial year after non equity appropriations		**(68,078)**	(57,823)	(3,028)
Adjusting item—exceptional item	4	—	43,467	—
Adjusted loss		**(68,078)**	(14,356)	(3,028)

Adjusted loss per ordinary share has been presented in addition to loss per ordinary share calculated in accordance with FRS 14 in order that more meaningful comparisons of financial performance can be made.

8. Appropriations – non equity

	Note	2001	2000	1999
		£'000	£'000	£'000
Appropriations:				
Cumulative participating non-redeemable preference shares (10 per cent. Cumulative preferential appropriation (Note 21 (i))	21	**2,500**	1,127	—

In accordance with the provisions of FRS 4 "Capital Instruments", the cumulative participating non-redeemable preference shares have been classified as non equity and THUS has, therefore, appropriated through the profit and loss account an amount equal to the preference share dividends for the year. As THUS did not have sufficient distributable reserves in order to pay such preference share dividends, the amount was credited back in the profit and loss account reserve. This amount has been included in the balance of non equity interests on the face of the Balance Sheet.

9. Intangible fixed assets

	Notes	Licences £'000	Other £'000	Total £'000
Cost				
At 1 April 2000		22,540	2,029	24,569
Additions		—	14	14
Disposals		(22,040)	—	(22,040)
At 31 March 2001		**500**	**2,043**	**2,543**
Aggregate amortisation				
At 1 April 2000		22,040	875	22,915
Charge of the year	2, 24	138	1,044	1,182
Released on disposal		(22,040)	—	(22,040)
At 31 March 2001		**138**	**1,919**	**2,057**
Net book value at 31 March 2001		**362**	**124**	**486**
Net book value at 31 March 2000		500	1,154	1,654

10. Tangible fixed assets

	Note	Land & buildings £'000	Plant & equipment £'000	Other £'000	Total £'000
Cost					
At 1 April 2000		13,515	349,476	47,549	410,540
Reclassification		715	(55,184)	54,469	—
Additions		(1,713)	125,455	35,178	158,920
Disposals		—	(22,770)	(1,783)	(24,553)
At 31 March 2001		**12,517**	**396,977**	**135,413**	**544,907**
Aggregate depreciation					
At 1 April 2000		636	56,268	6,799	63,703
Reclassification		120	(17,201)	17,081	—
Charge for the year	24	1,262	17,125	16,972	35,359
Released on disposal		—	(19,968)	(1,687)	(21,655)
At 31 March 2001		**2,018**	**36,224**	**39,165**	**77,407**
Net book value at 31 March 2001		**10,499**	**360,753**	**96,248**	**467,500**
Net book value at 31 March 2000		12,879	293,208	40,750	346,837

The net book value of tangible fixed assets held under finance leases by the Group at 31 March 2001 was £3,508,000 (2000: £4,129,000). The charge for depreciation against these assets during the year ended 31 March 2001 was £621,000 (2000: £936,000) (Note 2).

11. Investments

Cost and net book value

	Total 2001 £'000	Total 2000 £'000
At 1 April	—	—
Additions	**24,250**	—
At 31 March	**24,250**	—

Investments comprise own shares held under trust. The Directors do not believe that any provision is required for the impairment in the value of own shares held at 31 March 2001, as any impairment is not considered to be permanent.

Shares in THUS held under trust during the year ended 31 March 2001 are as follows:

	Notes	Dividends waived	Shares held at 1 April 2000	Shares acquired during the year	Shares transferred during the year	Shares held at 31 March 2001	Nominal value at 31 March 2001	Market value at 31 March 2001
			000's	000's	000's	000's	£'000	£'000
Performance Unit Equity Plan (PUEP)	30	No	1,439	—	(639)	**800**	**20**	**434**
UK Profit Sharing Scheme	30	No	146	—	—	**146**	**4**	**79**
Overseas Profit Sharing Scheme	30	No	4	—	—	**4**	**—**	**2**
THUS plc Employee Sharesave Scheme	30	No	—	914	89	**1,003**	**25**	**544**
Executive Share Option Scheme	30	No	—	3,919	90	**4,009**	**100**	**2,175**
THUS plc Discretionary Share Option Scheme (2000)	30	No	—	13,631	—	**13,631**	**341**	**7,395**
Excess shares held in trust			—	286	—	**286**	**7**	**155**
			1,589	18,750	(460)	**19,879**	**497**	**10,784**

Details relating to the schemes above are contained within Note 30.

12. Stocks

	2001 £'000	2000 £'000
Raw materials – replacement parts and consumables	**8,692**	6,203
Work in progress	**2,049**	2,477
	10,741	8,680

13. Other debtors

	Note	2001 £'000	2000 £'000
Trade debtors		**56,776**	39,141
Prepayments and accrued income		**23,545**	17,171
Group relief receivable		**—**	6,305
Other taxes and social security		**245**	534
Other debtors		**466**	—
Amounts owed by ScottishPower Group companies	29a(ii)	**11,448**	11,585
		92,480	74,736

14. Other creditors

	Notes	2001 £'000	2000 £'000
Trade creditors		**17,906**	6,104
Taxation		**449**	410
Capital		**43,452**	54,694
Deferred consideration	25	**—**	1,000
Other creditors		**10,089**	—
Accruals and deferred income		**72,793**	42,837
Amounts due to ScottishPower Group companies	29a(ii)	**1,109**	2,706
		145,798	107,751

15. Loans and other borrowings

	Notes	2001 £'000	2000 £'000
Bank loans and overdrafts	26	**244**	556
ScottishPower loan account	26, 29b	**180,600**	—
Loan notes—ScottishPower	29b, (i)	**500**	500
Loan notes—other	(i)	**3,060**	885
Finance leases—ScottishPower	29b	**4,402**	4,489
Finance leases—other		**—**	125
		188,806	6,555

(i) The loan notes are repayable on demand, at the holders' discretion, and interest accrues on a daily basis on the loan notes at 2 per cent. above LIBOR.

Scotland on Line Limited is entitled to redeem all or part of the loan notes after two years from the date of issue. The loan notes have been periodically issues from November 1997 to December 2000.

	Notes	2001 £'000	2000 £'000
Repayments fall due as follows:			
Within one year, or on demand		**3,900**	2,153
After more than one year		**184,906**	4,402
		188,806	6,555
Repayments due after more than one year are analysed as follows:			
Between one and two years		**180,706**	96
Between two and five years		**386**	351
After five years		**3,814**	3,955
		184,906	4,402
(a) Analysis of loans and other borrowings:			
Bank loans and overdrafts due within one year or on demand:			
Secured	(i)	**—**	556
Unsecured		**244**	—
		244	556
Other borrowings:			
ScottishPower loan account	26, (ii)	**180,600**	—
Loan notes	26	**3,560**	1,385
Finance lease obligations		**4,402**	4,614
		188,806	6,555

(i) During the year ended 31 March 2000 certain of the bank overdrafts of THUS were guaranteed by ScottishPower

(ii) The ScottishPower loan account is repayable on 31 December 2002 and interest is charged at 3 per cent. over LIBOR

	Notes	2001 £'000	2000 £'000
(b) Finance lease obligations			
Falling due:			
Within on year		**96**	212
Between one and two years		**106**	96
Between two and five years		**386**	351
After five years		**3,814**	3,955
Amounts falling due after on year		**4,306**	4,402
Total	26	**4,402**	4,614
(c) ScottishPower loan account			
At 1 April		**—**	225,020
Net cash inflow / (outflow) from / (to) ScottishPower	23e, 26	**180,600**	(169,828)
Transfer to profit and loss account		**—**	(55,192)
At 31 March	26, 29b	**180,600**	—

16. Derivatives and other financial instruments

(a) Financial instruments and risk management

(i) Overview

The main financial risks faced by the Group are funding and liquidity, counterparty and credit risk, interest rate and exchange rate risk; the Board has reviewed and agreed policies for managing each of these risks as summarised below. Speculative trading activities are not permitted.

THUS established its own treasury function during the year ended 31 March 2001. Previously the responsibility for the management of these risks was centralised in the ScottishPower treasury function.

(ii) Risk management

Funding and liquidity management

The Group's objective is to maintain continuity of funding for its operations using committed facilities and overdrafts and to maximise interest on surplus funds. Finance leases are also used where considered cost effective. A revolving credit facility with ScottishPower was the Group's main source of financing during the year. Drawings under this facility were subject to various covenants with which the Group complied in full. In addition to this, Scotland on Line Limited has received funding in the form of loan notes.

Counterparty and credit risk management

Cash placements and derivative transactions give rise to credit risk on the potential default of counterparties. The Group monitors the exposures and the credit rating of its counterparties regularly and uses limits to mitigate the credit risk that the Group may have with any one counterparty. It is not anticipated that any existing counterparties will fail to meet their current obligations.

Interest rate management

The Group's policy is to have a floating rate interest profile, with the exception of finance leases and preference shares. The Group's borrowing facilities and investments are all at sterling LIBOR floating rate of interest. The interest flows are not hedged and this policy has been applied throughout the year ended 31 March 2001.

Foreign exchange management

THUS faces currency exposures in NLG and U.S.D from operating activities generated in the Netherlands and United States and has fixed asset expenditure in U.S.D. In addition, on consolidation,

THUS is exposed to risk from the translation of net assets and profits/losses earned in its U.S. subsidiary. THUS does not hedge either the currency exposure on the operating activities to date, which are not considered to be material, or the translation exposure on consolidation as this is considered to be an accounting rather than cash exposure. The foreign currency fixed asset purchases are hedged using forward exchange contracts.

(b) Borrowing facilities

THUS entered into a revolving working capital facility agreement with ScottishPower in November 1999, whereby ScottishPower agreed to provide the Company with an unsecured revolving loan facility of up to £220,000,000. This existing facility was renegotiated and extended by a further £100,000,000 to cover, in particular, the national network roll-out and the service development programme which is planned to be completed in December 2001.

The facility is available for drawing down up to and including 31 December 2002.

Interest accrues daily on advances under the facility at a rate of LIBOR plus an application margin of 3 per cent. per annum.

An arrangement fee of £250,000 (2000: £100,000) (Notes 5b and 29b) was paid by THUS to ScottishPower upon extension of the existing facility. The Group has the following undrawn committed borrowing facilities at 31 March in respect of which all conditions precedent have been met.

	2001	2000
	£'000	£'000
Expiring within one year	—	—
Expiring between on and two years	**140,000**	220,000

(c) Financial Assets and Liabilities

The only significant financial assets are the cash at bank and in hand with a net book value of £3,484,000 at 31 March 2001 (2000: £1,524,000) of which £1,638,000 was denominated in Sterling (2000: £1,187,000), £1,846,000 was denominated in NL Guilders (2000: £Nil) and £Nil in U.S. Dollars (2000: £337,000) and the funds deposited with ScottishPower totalling £17,550,000 (2000: £29,533,000). These funds are loaned to ScottishPower on a call account basis, and earn interest at 0.5 per cent. below LIBOR.

The financial liabilities of the Group at 31 March 2001 are bank loans and overdrafts of £244,000 (2000: £556,000) of which £Nil was denominated in Sterling (2000: £556,000) and £244,000 was denominated in U.S. Dollars (2000: £Nil), loan notes of £3,560,000 (2000: £1,385,000), finance leases of £4,402,000 (2000: £4,614,000), deferred consideration of £Nil (2000: £1,000,000), preference shares of £25,000,000 (2000: £25,000,000) and funds borrowed from ScottishPower totalling £180,600,000 (2000: £Nil). The ScottishPower loan account includes funds borrowed from ScottishPower under the revolving working capital facility.

The maturity of the Group's financial liabilities at 31 March were as follows:

	Debt	Finance leases	Other financial liabilities	Total 2001
	£'000	£'000	£'000	£'000
Within one year, or on demand	**3,804**	**96**	**—**	**3,900**
Between one and two years	**180,600**	**106**	**—**	**180,706**
Between two and five years	**—**	**386**	**—**	**386**
After five years	**—**	**3,814**	**25,000**	**28,814**
	184,404	**4,402**	**25,000**	**213,806**

	Debt	Finance leases	Other financial liabilities	Total 2000
	£'000	£'000	£'000	£'000
Within one year, or on demand	1,941	212	1,000	3,153
Between one and two years	—	96	—	96
Between two and five years	—	351	—	351
After five years	—	3,955	25,000	28,955
	1,941	4,614	26,000	32,555

For the purpose of the disclosures which follow in this note, short term debtors and creditors which arise directly from the Group's operations have been excluded as permitted by FRS 13 "Derivatives and Other Financial Instruments: Disclosures".

The Group enters into forward contracts for the purchase of tangible fixed assets denominated in US Dollars only. There were no outstanding forward contracts at 31 March 2001 (2000: £Nil).

(d) The interest rate risk profile of the Group's financial assets and liabilities at 31 March were as follows:

(i) Financial Assets

At 31 March:	Total 2001 £'000	Floating rate financial assets 2001 £'000	Total 2000 £'000	Floating rate financial assets 2000 £'000
Currency: Sterling				
– Cash at bank and in hand	**1,638**	**1,638**	1,187	1,187
– Funds deposited with ScottishPower	**17,550**	**17,550**	29,533	29,533
Currency: US Dollars				
– Cash at bank and in hand	**—**	**—**	337	337
Currency: NL Guilders				
– Cash at bank and in hand	**1,846**	**1,846**	—	—
Gross financial assets	**21,034**	**21,034**	31,057	31,057

The floating rate financial assets, in the year ended 31 March 2001, comprise NLG denominated cash at bank and in hand, and sterling denominated cash at bank and in hand and funds deposited with ScottishPower. The NLG denominated cash at bank and in hand attracts interest at the Netherlands ruling spot rate less an applicable margin, whilst the sterling denominated funds deposited with ScottishPower attract interest based on LIBOR less an applicable margin.

The floating rate financial assets, in the year ended 31 March 2000, comprised USD denominated cash at bank and in hand, and sterling denominated cash at bank and in hand and funds deposited with ScottishPower. The funds deposited with ScottishPower attracted interest based on LIBOR less an applicable margin.

(ii) Financial Liabilities

At 31 March 2001:	Total £'000	Floating rate financial liabilities £'000	Fixed rate financial liabilities £'000	Weighted average interest rate £'000	Average period for which rate is fixed £'000
Currency: Sterling					
– ScottishPower loan account	**180,600**	180,600	—		
– Loan notes	**3,560**	3,560	—		
– Finance leases	**4,402**	—	4,402	10	20
– Preference share capital	**25,000**	—	25,000	10	*
Currency: US Dollars					
– Bank loans and overdrafts	**244**	244	—		
Gross financial liabilities	**213,806**	184,404	29,402		

At 31 March 2000:	Total £'000	Floating rate financial liabilities £'000	Fixed rate financial liabilities £'000	Weighted average interest rate £'000	Average period for which rate is fixed £'000
Currency: Sterling					
Bank loans and overdrafts	**556**	556	—		
Loan notes	**1,385**	1,385	—		
Deferred consideration	**1,000**	1,000	—		
Finance leases	**4,614**	—	4,614	10	20
Preference share capital	**25,000**	—	25,000	10	*
Gross financial liabilities	**32,555**	2,941	29,614		

* The preference share capital is not redeemable. The average period for which the weighted average interest rate is applicable has therefore not been quoted.

The Group does not have any financial liabilities that do not bear interest.

The floating rate liabilities, in the year ended 31 March 2001, comprise USD denominated bank loans and overdrafts and sterling denominated ScottishPower loan account and loan notes. The USD denominated bank loans and overdrafts bear interest rates based on the Federal Reserve Central Bank short-term interest rate plus an applicable margin. The sterling denominated ScottishPower loan account and loan notes bear interest rates based on LIBOR plus an applicable margin.

The floating rate liabilities, in the year ended 31 March 2000, comprised of sterling denominated, bank loans and overdrafts, deferred consideration and the loan notes mentioned above. All of these bore interest based on LIBOR plus an applicable margin.

(e) Fair values of financial assets and financial liabilities

The following table provides a comparison by category of the carrying amounts and the fair values of the Group's financial assets and financial liabilities as at 31 March 2001 and 31 March 2000. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced liquidation sale and excludes accrued interest. Where available, market values have been used to determine fair values.

	Notes	2001 Book value £'000	2001 Fair value £'000	2000 Book value £'000	2000 Fair value £'000
Primary financial instruments held or issued to finance the Group's operations:					
Financial assets					
Cash at bank and in hand		**3,484**	**3,484**	1,524	1,524
Funds deposited with ScottishPower		**17,550**	**17,550**	29,533	29,533
Financial Liabilities					
Deferred consideration	14	**—**	**—**	1,000	1,000
Borrowings:					
– Short term	15	**3,900**	**3,900**	2,153	2,153
– Long term	15	**184,906**	**184,906**	4,402	4,402
		188,806	**188,806**	6,555	6,555
Other financial liabilities:					
– Preference shares	20	**25,000**	*	25,000	*

* A fair value has not been attributed to the £25,000,000 cumulative participating non-redeemable preference shares as THUS is unable to determine, with sufficient reliability, a fair value for these shares as they are not traded on an open market, there is no information on a directly comparable instrument and the future cash flows of the shares are difficult to predict with reliability. The rights attaching to these shares are detailed in Note 20.

The following methods and assumptions were used to estimate the fair values shown on the previous page.

Short term deposits and borrowing – The fair value of short term deposits, loans and overdrafts and loan notes approximate to the carrying amount because of the short maturity of these instruments.

Deferred consideration – The fair value of the deferred consideration approximated to carrying value given the short maturity of these amounts.

Long term borrowings – In the case of finance leases their estimated fair value was based on the book value as the finance leases were renegotiated in the year ended 31 March 2000. The fair value of the ScottishPower loan account approximates to the carrying values as the loan is due for repayment in less two years. The directors of THUS consider it unlikely that there would be a significant variation between the fair value and the settlement value for both the ScottishPower loan account and the finance leases.

(f) Currency exposure

The table below shows the extent to which Group companies have net monetary assets and liabilities in currencies other than their local currency, after taking into account the effect of forward foreign currency contracts. Foreign exchange differences on retranslation of these assets and liabilities are taken to THUS's profit and loss account.

Functional currency of operation	Net foreign currency monetary assets/ (liabilities)		
	US Dollar £'000	EU currencies £'000	2001 £'000
Sterling	(729)	2,413	1,684

	Net foreign currency monetary assets/ (liabilities)		
	US Dollar £'000	EU currencies £'000	2000 £'000
Sterling	705	(48)	657

(g) Hedge accounting

Hedge accounting is only applicable for the tangible fixed asset purchases that are denominated in a foreign currency. The Group minimises its exposure to exchange rate risk by using forward contracts. There were no outstanding forward contracts at 31 March 2001 (2000: £Nil).

17. Provisions for liabilities and charges

	At 1 April 2000	Charged in the year	Utilised during the year	At 31 March 2001
	£'000	£'000	£'000	£'000
Other	680	—	(514)	**166**
PUEP*	—	29	—	**29**
	680	29	(514)	**195**

Other provisions for liabilities and charges are in respect of legal disputes concerning defamation of character, trademark issues and other miscellaneous cases. Full disclosure under the provisions of FRS 12 "Provisions, Contingent Liabilities and Contingent Assets" of the details of such disputes including the amount and timing of estimated potential payments and the major assumptions on which these estimates have been based has not been made on the grounds that the directors of THUS consider that such disclosure in relation to provision of this nature would be seriously prejudicial to THUS.

* The provision established in the current year is for National Insurance Contributions payable by THUS, based on the market value of the shares held under the PUEP scheme at 31 March 2001, in accordance with the requirements of UITF 25 "National Insurance Contributions on Share Option Gains".

18. Deferred income

	Notes	2001 £'000	2000 £'000
Government Grants			
At 1 April		**42**	71
Released in year	2, 24	**(29)**	(29)
At 31 March		**13**	42

19. Deferred taxation

No provision for deferred taxation is considered necessary at 31 March 2001, since accumulated taxation losses are expected to offset any reversal of accelerated capital allowances. Total potential deferred (assets) / liabilities computed at the future rate of corporation tax at 31 March 2001 of 30 per cent. (2000: 30 per cent.) respectively are as follows:

	2001	2000
	£'000	£'000
Accelerated capital allowances	**30,596**	19,324
Other timing differences	**(38,991)**	(5,789)
Total deferred tax not provided	**(8,395)**	13,535

20. Share capital

	Note	2001	2000
		£'000	£'000
Authorised:			
705,483,871 ordinary shares of 2.5p each		**17,637**	17,637
30,000,000 cumulative participating non-redeemable preference shares of £1 each		**30,000**	30,000
		47,637	47,637
Allotted, called up and fully paid:			
705,483,871 ordinary shares of 2.5p each		**17,637**	17,637
25,000,000 cumulative participating non-redeemable preference shares of £1 each	23e	**25,000**	25,000
		42,637	42,637

Rights attaching to Participating Preferences Shares

(i) Dividends

The Participating Preference Shares shall confer upon the holders thereof the right, to receive:

In priority to the payment of any dividend to the holders of the Ordinary Shares, a fixed cumulative preferential dividend of 10 per cent. per annum per Participating Preference Share (net of any associated tax credit) payable half-yearly in arrears on 30 April and 31 October (or the nearest business day after such date) in each year; and

In priority to the payment of any dividend to the holders of the Ordinary Shares, a variable participating dividend of 1 per cent. on the amount of THUS's annual consolidated post tax profits up to £50 million, 0.1 per cent. on THUS's annual consolidated post tax profits between £50 million and £100 million and 0.01 per cent. on THUS's annual consolidated post tax profits in excess of £100 million.

(ii) Voting rights

The Participating Preference Shares shall confer on the holders the right to receive notice of and to attend all general meetings of THUS but shall only confer the right to speak or vote at any such meetings if the business of the meeting includes the consideration of a resolution for winding up THUS or modifying, varying or abrogating any of the rights or privileges attaching to the Participating Preference Shares, or if any part of any dividend payable in respect of the Participating Preference Shares is six months or more in arrears. For any resolution on which holders of the Participating Preference Shares are entitled to vote, each such holder present in person shall, on a show of hands, have one vote and, on a poll, each such holder present in person or by proxy, shall have one vote in respect of every £1 in nominal amount of Participating Preference Share of which he is the holder.

(iii) Distribution of assets on liquidation or other return of capital

In the event of a winding up of THUS or other return of capital (except on conversion, redemption or purchase by the Company or any of its shares), the assets of THUS available for distribution among the shareholders shall be divided in the following manner and order of priority:

Firstly, in paying to the holders of Participating Preference Shares all unpaid arrears and accruals of dividends (whether or not such unpaid arrears and accruals have become due and payable) to be calculated down to and including the date of return of capital;

Secondly, in paying to the holders of Participating Preference Shares a sum equal to the capital paid up or credited as paid up in respect of the Participating Preference Shares held by them, respectively;

Thirdly, in paying to the holders of the Ordinary Shares a sum equal paid up or credited as paid up in respect of the Ordinary Shares held by them; and

Finally, in paying any surplus to the holders of the Ordinary Shares and the Participating Preference shares, 0.5 per cent. of such surplus being paid to the holders of the Participating Preference Shares and 99.5 per cent. of such surplus being paid to the holders of the Ordinary Shares rateably in accordance with the amount paid up or credited as paid up on the Participating Preference Shares and the Ordinary shares held by them respectively.

21. Profit and loss account

	Note	Profit and loss account £'000
At 1 April 2000		(2,422)
Retained loss for the year		(68,078)
Reversal of appropriation of Preference share dividends	8	2,500
Currency translation differences on overseas net assets		394
At 31 March 2001		**(67,606)**

22. Minority interest

	2001 £'000	2000 £'000
Equity minority interest		
At 1 April	**(212)**	(182)
Transfer to profit and loss account	**(1,073)**	(30)
At 31 March	**(1,285)**	(212)

23. Analysis of cash flows

	Note	2001 £'000	2000 £'000	1999 £'000
(a) Returns on investments and servicing of finance				
Interest received		**394**	1,385	38
Interest paid		**(8,366)**	(11,130)	(20,537)
Interest element of finance lease rental payments		**(401)**	(612)	(408)
Net cash outflow for returns on investments and servicing of finance		**(8,373)**	10,357)	(20,907)
(b) Capital expenditure and financial investment				
Purchase of tangible and intangible fixed assets		**(170,176)**	(129,463)	(101,739)
Purchase of fixed asset investments		**(24,250)**	—	—
Sale of tangible fixes assets		**2,460**	4,982	471
Net cash outflow for capital expenditure and financial investment		**(191,966)**	(124,481)	(101,268)
(c) Acquisitions				
Acquisitions	25	**(1,000)**	(1,000)	(1,458)
Net cash outflow from acquisitions		**(1,000)**	(1,000)	(1,458)

	Notes	2001 £'000	2000 £'000	1999 £'000
(d) Management of liquid resources*				
Funds deposited with ScottishPower		**11,983**	(29,533)	—
Net cash inflow / (outflow) from management of liquid resources		**11,983**	(29,533)	—
(e) Financing				
Issue of ordinary share capital		—	327,000	—
Expenses paid in connection with issue of ordinary share capital		—	(17,063)	—
Issue of preference share capital		—	25,000	—
		—	334,937	—
ScottishPower loan account	15c, 26	**180,600**	(169,828)	91,643
Loan notes	26	**2,175**	385	500
Capital element of finance lease rental payments	26	**(212)**	(2,074)	(67)
Increase / (reduction) in debt	26	**182,563**	(171,517)	92,076
Net cash inflow from financing		**182,563**	163,420	92,076

* Liquid resources comprise funds on deposit with ScottishPower which are repayable on demand.

24. Reconciliation of operating loss to net cash inflow / (outflow) from continuing operating activities

	Notes	2001 £'000	2000 £'000	1999 £'000
Operating loss		**(57,956)**	(8,958)	11,560
Depreciation on tangible fixed assets	10	**35,359**	21,968	14,995
Amortisation of intangible fixed assets	2, 9	**1,182**	1,247	—
Loss on disposal of tangible fixed assets	2	**438**	71	520
Release of government grant deferred income	2, 18	**(29)**	(29)	—
Movements in provisions for liabilities and charges		**(485)**	(781)	(157)
(Increase) / decrease in stocks		**(2,061)**	793	(4,537)
Increase in debtors		**(23,960)**	(17,520)	(16,843)
Increase in creditors		**49,980**	878	15,389
Net cash inflow / (outflow) from continuing operating activities		**2,468**	(2,331)	20,927

In the year ended 31 March 2000 the operating cash flow included an outflow of £4,043,000 which related to one off costs for year 2000 compliance.

25. Analysis of cash flows in respect of acquisitions

	Notes	2001 £'000	2000 £'000	1999 £'000
Deferred consideration	14, 23c	**(1,000)**	(1,000)	1,458

There were no acquisitions in either financial year. The cash outflow in respect of acquisitions represents payments of deferred considerations.

26. Analysis of net (debt) / funds

	Notes	At 1 April 2000 £'000	Cashflow £'000	At 31 March 2001 £'000
Cash at bank and in hand		1,524	1,960	**3,484**
Overdrafts	15	(556)	312	**(244)**
		968	2,272	**3,240**
Loan notes – due within one year	15a	(1,385)	(2,175)	**(3,560)**
ScottishPower loan account – due after one year	15c, 23e	—	(180,600)	**(180,600)**
Finance leases	15b, 23e	(4,614)	212	**(4,402)**
		(5,999)	(182,563)	**(188,562)**
Funds deposited with ScottishPower		29,533	(11,983)	**17,550**
Total		24,502	(192,274)	**(167,772)**

	Notes	At 1 April 1999 £'000	Cashflow £'000	Other non-cash changes £'000	At 31 March 2000 £'000
Cash at bank and in hand		919	605	—	1,524
Overdrafts	15	(1,894)	1,338	—	(556)
		975	1,943	—	968
Loan notes – due within one year	15a	(1,000)	(385)	—	(1,385)
ScottishPower loan account – due after one year	15c, 23e	(225,020)	169,828	55,192	—
Finance leases	15b, 23e	(6,688)	2,074	—	(4,614)
		(232,708)	171,517	55,192	(5,999)
Funds deposited with ScottishPower		—	29,533	—	29,533
Total		(233,683)	202,993	55,192	24,502

27. Pension

THUS participates in four defined benefit pension schemes and one defined contribution pension scheme operated by the ScottishPower Group. The amount payable to each defined benefit scheme by THUS is defined in the Pensions Agreement between Scottish Power UK plc and THUS and is known as the Adjusted Regular Pension Cost. The calculation is based on the percentage of ordinary shares in THUS held by ScottishPower and the regular pension cost and scheme rate determined by the actuary for each pension scheme. Contributions to the defined contribution scheme are based on age and range from 3 per cent. to 5 per cent. of pensionable salary. A charge of 1 per cent. of salaries is added to cover administration expenses for all schemes and paid to Scottish Power UK plc.

The defined benefit schemes are valued every three years by a professionally qualified independent actuary. The actuary determines the level of contribution required to meet the benefits for each scheme.

Details of each scheme and the adjusted regular pension cost are as follows:

Pension Fund	Scheme Type	Adjusted Regular Pension Cost
ScottishPower Pension Scheme	Defined benefit	11.48%
Manweb Pension Scheme	Defined benefit	12.00%
Southern Water Pension Scheme	Defined benefit	11.53%
Final Salary LifePlan	Defined benefit	11.40%
Money Purchase LifePlan	Defined contribution	3.00% - 5.00%

The ScottishPower, Manweb and Southern Water pension schemes are closed to new entrants. New employees joining THUS may be eligible for the Final Salary LifePlan or the Money Purchase LifePlan, subject to their contract of employment.

The pension charge included in the financial information is as follows:

Pension Funds	Note	2001 £'000	2000 £'000
ScottishPower Pension Scheme		**1,571**	523
Manweb Pension Scheme		**122**	98
Southern Water Pension Scheme		**59**	3
Final Salary LifePlan		**1,117**	508
Money Purchase LifePlan		**199**	129
Other Schemes		**62**	—
	3	**3,130**	1,261

Full details of the pensions schemes can be found in the Annual Report and Accounts of Scottish Power plc, the ultimate parent company of THUS.

Copies of the ultimate parent company's consolidation Accounts may be obtained from The Secretary, Scottish Power plc, 1 Atlantic Quay, Glasgow G2 8SP.

28. Financial commitments

	2001 £'000	2000 £'000
(a) Analysis of annual commitments under operating leases		
Leases of land and buildings		
Expiring within one year	**200**	142
Expiring between two and five years inclusive	**2,552**	1,179
Expiring in over five years	**7,382**	4,504
	10,134	5,825
Other operating leases		
Expiring within one year	**—**	8
Expiring between two and five years inclusive	**—**	3
Expiring in over five years	**170**	170
	170	181
(b) Capital commitments		
Contracted but not provided	**12,465**	31,120

29. Related party transactions

On 9 November 1999, THUS and ScottishPower entered into a Relationship agreement under which they agreed that all transactions and relationships with any member of the ScottishPower Group and any member of the THUS Group are to be at arm's length and on a normal commercial basis.

THUS continues to use certain assets and resources of ScottishPower and provides services to ScottishPower. ScottishPower continues to provide certain services to THUS.

The principal agreements entered into by THUS with ScottishPower are summarised below:

(i) Agreements relating to the use of assets of the ScottishPower Group

Fibre Agreement

THUS uses fibre optic cable installed on ScottishPower's overhead electricity infrastructure as the backbone of THUS's network in Scotland. THUS has been granted a 20 year licence to use optic fibre installed on ScottishPower's network. In addition, THUS has been granted the right of first refusal for a period of ten years to install new optic fibre on ScottishPower's overhead infrastructure and to use existing optic fibre on ScottishPower's overhead infrastructure not currently used by THUS. An annual licence fee for each optic fibre is payable by THUS per kilometre. THUS will also be liable for maintenance charges in respect of any new optic fibre that it leases or has installed on the ScottishPower infrastructure.

THUS requires a number of consents from third parties in order to operate the optic fibre THUS licences from ScottishPower. THUS is required to reimburse ScottishPower for all payments which relate to the optic fibre licensed by THUS as well as to pay ScottishPower a reasonable administration fee for maintaining the consents on THUS's behalf.

Master Lease Agreement

In addition to the licensed optic fibre, mentioned above, THUS uses space in various premises of the ScottishPower Group to accommodate and operate telecommunications equipment.

Intellectual Property and branding agreement

This agreement provides primarily for THUS to use certain trademarks and brands owned by ScottishPower. The agreement is royalty free until ScottishPower is no longer the majority shareholder of THUS. Thereafter royalties will be agreed between the parties.

(ii) Agreements for the continued provision of services to the ScottishPower Group by THUS

Strategic Network Facilities Management Agreement (excluding ScottishPower Southern Water Group companies) and Operational Systems Facilities Management Agreement (ScottishPower Southern Water Group companies)

THUS provides to ScottishPower Group companies facilities management and other related services in respect of the strategic telecommunications network used by ScottishPower Group companies to monitor, control, protect and operate their electricity infrastructure. ScottishPower pays fees on a basis consistent with the charges levied by THUS for any other customer for similar services. The Operational Systems Facilities Management Agreement is in all material respects on the same terms as the Strategic Network Facilities Management Agreement.

Telecommunications Services and Facilities Management Agreement

This agreement provides for the delivery of voice and data services to the ScottishPower Group.

Call Centre Systems Facilities Management Agreement

The agreement provides for facilities management services in respect of the facilities used by ScottishPower's Energy Supply Division at its callcentres in England and Scotland by THUS.

(iii) Agreements for the continued provision by ScottishPower of services to THUS

Transitional and Administrative Services Agreement

ScottishPower provides THUS with a number of administrative services for example payroll services, insurance, human resources, pension support and vehicle purchasing and leasing. The provision of these services together with the costs to be borne by THUS are covered as part of this agreement.

Information Systems Support Services Agreement

ScottishPower's joint venture with SAIC, Calanais Limited, provided THUS with a variety of Information Technology support services. On 23 March 2001 ScottishPower disposed of its 50 per cent. holding in Calanais Limited; as a result it ceased to be a joint venture from this date.

(iv) Other agreements between THUS and ScottishPower

Revolving Working Capital Facility Agreement

THUS entered into a facility agreement with ScottishPower whereby ScottishPower has agreed to provide THUS with an unsecured revolving loan facility. Loans made under the agreement may be applied towards the general corporate purposes of the Group. Further details relating to the agreement are contained within Note 16.

Pensions Agreement

Under the Pensions agreement ScottishPower sets out the terms on which THUS is permitted to continue to participate in the ScottishPower pension schemes. The agreement also sets out arrangements for the establishment by THUS of alternative pension arrangements following the cessation of participation in the ScottishPower schemes.

Provision of benefits agreement

ScottishPower continues to provide THUS employees with a number of benefits available to other ScottishPower Group employees, which THUS traditionally received as part of the ScottishPower Group, including the use of learning facilities run by ScottishPower for the benefit of their employees.

Counter Indemnity Agreement

ScottishPower has provided guarantees in relation to certain obligations of THUS. ScottishPower may be required to make payments under the guarantees. Under this agreement a counter indemnity is given by THUS in favour of ScottishPower in respect of ScottishPower's obligations under the guarantees.

(a) Trading transactions and balances arising in the normal course of business

(i) Sales to / (purchases) from other Group companies in the year

Related party	Related party relationship to the Group	Sales to / (purchases) from other group companies 2001 £'000	2000 £'000
Sales to related party			
Scottish Power UK plc	Parent Company	**20,326**	21,587
Manweb plc	100 per cent. subsidiary of parent Company	**2,170**	6,670
Southern Water plc	100 per cent. subsidiary of parent Company	**5,049**	7,805
ScottishPower Telecommunications (Services) Limited*	50 per cent. owned subsidiary undertaking of parent Company	—	65
		27,545	36,127

Included within the above sales to ScottishPower was £23,994,000 (2000: £26,233,000) for the Facilities Management contract.

Related party	Related party relationship to the Group	2001 £'000	2000 £'000
Purchases from related parties			
Scottish Power plc	Parent Company	**(6,764)**	(11,221)
Manweb plc	100 per cent. subsidiary of parent Company	**(488)**	(373)
ScottishPower Telecommunications (Services) Limited*	50 per cent. owned subsidiary undertaking of parent Company	—	(720)
		(7,252)	(12,314)

* ScottishPower Telecommunications (Services) Limited was sold in November 1999.

(ii) Amounts due from / (to) other Group companies at the year end

Related party	Related party relationship to the Group	Notes	Amounts due from / (to) other Group companies at the year end 2001 £'000	2000 £'000
Amounts due from related parties				
Scottish Power UK plc	Parent Company		**9,549**	4,091
Manweb plc	100 per cent. subsidiary of parent Company		**485**	3,137
Southern Water plc	100 per cent. subsidiary of parent Company		**1,414**	4,357
		13	**11,448**	11,585
Amounts due to related parties				
Scottish Power UK plc	Parent Company		**(1,005)**	(2,461)
Manweb plc	100 per cent. subsidiary of parent Company		**(104)**	(177)
Southern Water plc	100 per cent. subsidiary of parent Company		—	(68)
		14	**(1,109)**	(2,706)

(b) Funding transactions and balances arising in the normal course of business

Related party	Related party relationship to the Group	Notes	Interest (payable) to / receivable from other group companies in the year 2001 £'000	2000 £'000
Scottish Power UK plc	Parent Company			
– Loan account		5b	**(7,026)**	(10,723)
– Funds deposited with ScottishPower		5a	**384**	861
– Fee for extension / establishment of revolving working capital facility		5b	**(250)**	(100)
– Loan notes		5b	**(40)**	(37)
– Commitment fee for revolving working capital facility		5b	**(1,587)**	(484)
– Finance leases		5b	**(401)**	(612)
ScottishPower Telecommunications (Services) Limited*	50 per cent. owned subsidiary undertaking of parent Company	5a	—	519

* ScottishPower Telecommunications (Services) Limited was sold in November 1999.

Related party	Related party relationship to the Group	Notes	Amounts due from /(to) other group companies 2001 £'000	2000 £'000
Scottish Power UK plc	Parent Company			
– Funds deposited			**17,550**	29,533
– Loan account		15	**(180,600)**	—
– Loan notes		15	**(500)**	(500)
– Finance lease		15	**(4,402)**	(4,489)

30. Employee share schemes

THUS Employee Share Schemes

The Group has six types of share schemes for employees. Options have been granted to eligible employees to subscribe for ordinary shares in THUS in accordance with the rules of each scheme.

An employee benefit trust has been established, the trustee of which will acquire the ordinary shares required to satisfy the rights under the THUS Employee Share Schemes.

THUS plc Sharesave Scheme

Under the Sharesave scheme, in normal circumstances, share options are exercisable on completion of a three or five year save-as-you-earn contract as appropriate. Where options are linked to a five year save-as-you-earn contract employees can elect to receive the maximum bonus by delaying exercise of the options for a further two years after the end of the contract.

THUS plc Executive Share Option Scheme

The THUS plc Executive Share Option Scheme applies to certain senior managers and is split into two parts. One part is used to grant options on a non-approved basis outside the Inland Revenue limits and the other is used to grant options on an approved basis within Inland Revenue limits. A national insurance liability will arise on the exercise of non-approved options granted after 5 April 1999. Each individual's participation will be limited so that subject to the grant of replacement options the aggregate price payable upon the exercise of all options granted to him or her, in any ten year period, will not exceed four times annual earnings.

Options granted under the Executive Share Option Scheme will be exercised only if the Remuneration Committee is satisfied that there has been sustained underlying financial performance of THUS over the period from the financial year prior to the date of the grant to the third financial year following. In addition, options will be split into two halves. One half will not normally be exercisable unless THUS's Total Shareholder Return (TSR) ranking at the third anniversary of the grant is above the median for the companies who were constituent companies of the FT-SE 250 Index on the date of the grant. The other half will not normally be exercisable unless the Company's TSR ranking at the third anniversary of the date of the grant is above the median for the companies who were constituent companies of the Telecommunications sector as classified by the FT-SE Actuaries All Share Index at the date of the grant. TSR is the aggregate of the share price growth and dividends paid. This scheme was replaced by the THUS plc Discretionary Share Option Scheme (2000) and as a result, no further options will be granted under the Executive Share Option Scheme.

THUS plc Discretionary Share Option Scheme (2000)

The THUS plc Discretionary Share Option Scheme (2000) was established in July 2000. The THUS plc Discretionary Share Option Scheme (2000) is used to grant employees options on an approved basis within Inland Revenue rules as well as on a non-approved basis outside Inland Revenue limits. Each individual's participation is limited so that the number of options granted in any twelve month period does not exceed 300 per cent. of base salary.

Participants only benefit under the scheme if demanding performance targets are met. In this respect, the exercise of options is subject to the Company's total shareholder return (TSR) being at least median. For two-thirds of the shares under option, the comparator group is the FT-SE Telecoms sector, with 50 per cent. of the shares in this part of the option being exercisable for median performance against this comparator group rising on a straight-line basis to full vesting for upper quartile performance. The remaining one-third of the shares under option are exercisable dependent on the Company's performance against the companies comprising the FT-SE 250 Index (excluding telecommunications companies). Again, 50 per cent. of the shares in this part of the option are exercisable for median performance against this comparator group rising on a straight-line basis to full vesting for upper quartile performance.

If the performance targets have not been satisfied in full on the third anniversary of the grant of the option, the options may be retested on two further occasions (being the fourth and fifth anniversaries of the grant). To the extent that any part of the options have not been vested by that date, they will lapse.

The performance condition does not apply to the grant of 2,000 options that were made to all staff (with the exception of the Executive Directors) on 6 December 2000.

THUS plc Performance Unit Equity Plan

The Performance Unit Equity Plan (PUEP) was established for the Executive Directors, at the time of the float, (Mr. Allan, Mr. McAloon and Mr. Male) and certain senior managers. No consideration is payable by the participants. The THUS Employee Share Trust holds sufficient ordinary shares to satisfy the entitlements under the PUEP.

THUS plc Profit Sharing Scheme

The THUS plc Profit Sharing Scheme was established as part of the arrangements for eligible employees to acquire ordinary shares under the Employee free share offer on admission to Stock Exchange listing. The profit sharing scheme has been established under a trust deed entered into by THUS and the trustees. The Remuneration Committee will determine the amount or percentage of profits that shall be available for the acquisition of ordinary shares. The scheme provided various alternative bases of allocation of ordinary shares amongst employees on a fixed basis or in accordance with the relative salary or length of service. The maximum value of ordinary shares allocated to any participant under the profit sharing scheme in any tax year may not exceed the maximum from time to time permitted by the Income and Corporation Taxes Act 1988.

The ordinary shares received through the profit sharing scheme will be held by the trustee for a minimum period of two years. For the following year, the trustee will continue to hold such ordinary shares unless the employee concerned wishes to sell or otherwise dispose of them and thereafter will transfer them to the employee.

Ordinary shares may, at the trustee's discretion, be transferred to a participant or sold on his behalf at any time prior to the normal release of such shares to the participant from the trust, to satisfy any tax liability that may arise.

THUS plc (Overseas) Profit Sharing Scheme

The THUS plc (Overseas) Profit Sharing Scheme was established as part of the arrangements for employees of the Company and its participating subsidiaries who are resident in The Netherlands to acquire Ordinary Shares in the Employee free share offer on admission to Stock Exchange listing. It is not approved by the Inland Revenue. The terms of this scheme are broadly similar to the THUS plc UK Profit Sharing Scheme except that:

(i) ordinary shares received through the Overseas scheme will not be held by the trustee following the two year period of retention;

(ii) ordinary shares allocated under the scheme, may, at the trustee's discretion be transferred to a participant or sold on his behalf at any time prior to the normal release of such shares to the participant from the trust, to satisfy any tax liability that may arise early.

(a) Summary of movements in share options in THUS shares

	Employee Sharesave Scheme	Executive Share Option Scheme	THUS PUEP	UK Profit Sharing Scheme	THUS plc (Overseas) Profit Sharing Scheme	THUS plc Discretionary Share Option Scheme (2000)	Total
	(number of shares 000s)	(number of shares 000s)	(number of shares 000s)	(number of shares 000s)	(number of shares 000s)	(number of shares 000s)	(number of shares 000s)
Outstanding at 1 April 1999	—	—	—	—	—	—	—
Granted	1,032	1,026	1,439	146	4	—	3,647
Lapsed	—	(47)	—	—	—	—	(47)
Outstanding at 1 April 2000	1,032	979	1,439	146	4	—	3,600
Granted	—	3,428	—	—	—	13,789	**17,217**
Exercised	—	—	(460)	—	—	—	(460)
Lapsed	(518)	(1,144)	(179)	—	—	(815)	(2,656)
Outstanding at 31 March 2001	**514**	**3,263**	**800**	**146**	**4**	**12,974**	**17,701**

(b) Analysis of share options outstanding at 31 March 2001

	Date of Grant	Number of participants	Number of shares (000s)	Options price (pence)	Normal exercisable date
THUS plc Sharesave Scheme	16.11.99	347	514	272	Feb 2003-Feb 2007
Executive Share Options Scheme					
IR approved	16.11.99	41	311	340	Nov 2002-Nov 2009
Non IR approved	16.11.99	20	295	310	Nov 2002-Nov 2009
IR approved	13.06.00	175	1,079	326	Jun 2003-Jun 2010
Non IR approved	13.06.00	84	1,578	326	Jun 2003-Jun 2010
Performance Unit Equity Plan (PUEP)	22.10.99	6	800	Nil	Nov 2000-May 2003
UK Profit Sharing Scheme	24.11.99	1,822	146	Nil	Nov 2001-Nov 2002
Overseas Profit Sharing Scheme					
Non IR approved	24.11.99	49	4	Nil	Nov 2001
THUS plc Discretionary Share Option Scheme (2000)					
Executive Grant					
IR approved	28.09.00	2	43	141	Sep 2003-Sep 2007
Non IR approved	28.09.00	2	319	141	Sep 2003-Sep 2007
IR approved	06.12.00	141	2,509	72	Dec 2003-Dec 2007
Non IR approved	06.12.00	117	4,141	72	Dec 2003-Dec 2007
IR approved	20.12.00	1	42	72	Dec 2003-Dec 2007
Non IR approved	20.12.00	1	958	72	Dec 2003-Dec 2007
IR approved	14.02.01	4	56	72	Feb 2004-Feb 2008
Non IR approved	14.02.01	3	104	72	Feb 2004-Feb 2008
All Employee Grant					
IR approved	06.12.00	2,325	4,484	72	Dec 2003-Dec 2007
Non IR approved	06.12.00	159	318	72	Dec 2003-Dec 2007

All options are exercisable over THUS Ordinary Shares.

31. Directors' emoluments and interests

(a) Policy

The Remuneration Committee is responsible for making recommendations to the board of directors of THUS on THUS's remuneration policy. The objective of THUS's remuneration policy is to ensure that the rewards for executives and directors attract and retain executives of high quality, who are incentivised to achieve performance which exceeds that of competitors. Furthermore, the objective is to ensure that incentive schemes are in line with best practice and promote the interests of the shareholders. The Remuneration Committee determines the detail of each executive's remuneration package.

(b) Total emoluments

The following table provides a breakdown of the total emoluments of the directors of THUS in office during the year ended 31 March 2001. The figures shown for the prior year represent the emoluments of the directors in respect of the period from their date of appointment to 31 March 2000.

	Basic salary	Bonuses	Benefits in kind	Relocation	Full year Total 2001	1 Oct 1999 to 31 Mar 2000 Total
	£	£	£	£	£	£
Executive Directors						
William Allan	255,000	—	13,228	—	**268,228**	134,389
Gerard McAloon (resigned 13 July 2000)	46,446	—	3,425	—	**49,871**	98,734
John Maguire (appointed 18 December 2000)	53,226	—	1,235	10,000	**64,461**	—
Philip Male	200,000	—	18,893	—	**218,893**	91,141
Non-executive Directors (fees and expenses)						
Ian Russell	—	—	—	—	—	—
Charles Berry	—	—	—	—	—	—
Roy Brown (appointed 4 January 2001)	7,258	—	—	—	**7,258**	—
Ian Chippendale	30,000	—	—	—	**30,000**	26,710
Josephine Connell (appointed 1 January 2001)	7,500	—	—	—	**7,500**	—
Michael De Kare-Silver (appointed 22 September 2000)	17,500	—	—	—	**17,500**	—
Jonathan Solomon (deceased 21 May 2000)	4,194	—	—	—	**4,194**	26,710
The Right Hon. the Lord Mackay of Drumadoon QC (resigned 14 March 2000)	—	—	—	—	—	25,750
Total	621,124	—	36,781	10,000	**667,905**	403,434

The following table provides an analysis of the total remuneration paid to the Executive Directors of the Company in respect of their services either as Directors of the Company for the year ended 31 March 2000, or as Directors or employees of any ScottishTelecom Business during the year ended 31 March 2000.

	Basic Salary	Bonuses	Benefits in kind	Total 2000
	£	£	£	£
Executive Directors				
William Allan	165,000	38,250	12,142	215,392
Gerard McAloon	112,000	27,000	6,865	145,865
Philip Male	120,000	27,000	8,818	155,818
	397,000	92,250	27,825	517,075

Mr. Russell and Mr. Berry do not receive any remuneration from THUS, nor Scottish Power plc, for their services as non-executive directors of THUS plc.

Full details of the emoluments and interests of Mr. Russell and Mr. Berry, who are also directors of Scottish Power plc, are contained within the Annual Report and Accounts of Scottish Power plc.

The emoluments of the highest paid director (Mr. Allan) excluding pension contributions were £268,228 (2000: £134,389). Pension contributions made by THUS under approved pension arrangements for Mr. Allan amounted to £10,877 (2000: £3,981).

During the year ended 31 March 2001 Mr. McAloon resigned as a director of THUS. Mr. McAloon had a service contract with THUS terminable by THUS, or the individual, on one year's notice. THUS paid Mr. McAloon compensation for loss of office of £264,227. This represents one year's salary and benefits and includes £63,000 for the buyout of the ScottishPower Long Term Incentive Plan. In addition, £13,617 was paid to the ScottishPower pension scheme on his behalf.

(c) Directors' pension benefits

Details of pension benefits earned by the executive directors of THUS during the year ended 31 March 2001 are shown below:

	Transferred in benefits	Additional pension earned in year	Accrued entitlement	Transfer value of increases after indexation (net of directors' contribution)
	£	£	£	£
Defined benefits pension scheme as at 31 March 2001				
Executive Directors				
William Allan	Nil	1,518	2,297	14,792
Gerard McAloon (resigned 13 July 2000)	Nil	428	1,206	2,753
John Maguire (appointed 18 December 2000)	Nil	448	448	2,196
Philip Male	Nil	1,519	2,234	6,987

(i) The accrued entitlement of the highest paid director (Mr. Allan) was £2,297 (2000: £761).

(ii) The pension entitlement shown is that which would be paid annually on retirement based on service to the end of the year assuming normal retirement at age 63. Members of the scheme have the option to pay additional voluntary contributions; neither the contributions nor the resulting benefits are included in the above table.

(iii) The executive directors are subject to the earnings cap introduced in the Finance Act 1989. Pension entitlements which cannot be provided through THUS's approved schemes due to the earnings cap are provided through unapproved pension arrangements. The pension benefits disclosed above include approved and unapproved pension arrangements.

(iv) The increase in accrued pension during the year allows for an increase in inflation of RPI as measured at 2.9 per cent.

(v) The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11, less directors' contributions.

(vi) Transferred in benefits represent pension rights accrued in respect of previous employments.

(d) Directors' interests in shares and share options

The interests of the directors of THUS in the shares of THUS at the beginning of the year, or date of appointment if later, and end of the year were as follows:

	Ordinary shares as at	
	31 March 2001	31 March 2000 or date of appointment
Chairman and Executive Directors		
Ian Russell	**10,000**	—
William Allan	**54,528**	—
John Maguire (appointed 18 Dec 2000)	—	—
Philip Male	**27,369**	—
Non-executive Directors		
Charles Berry	**1,000**	—
Roy Brown (appointed 4 Jan 2001)	—	—
Ian Chippendale	**23,225**	3,225
Josephine Connell (appointed 1 Jan 2001)	**17,000**	—
Michael de Kare-Silver (appointed 22 Sep 2000)	**5,000**	—

Share options

	Employee Sharesave Scheme 31.3.01	as at 01.04.00 or date of appmt	Executive Share Option Scheme 31.3.01	as at 01.04.00 or date of appmt	*PUEP 31.3.01	as at 01.04.00 or date of appmt	THUS Profit Sharing Scheme 31.3.01	as at 01.04.00 or date of appmt	THUS Discretionary Share option Scheme (2000) 31.3.01	as at 01.04.00 or date of appmt
Chairman and Executive Directors										
Ian Russell	—	—	—	—	—	—	—	—	—	—
William Allan	—	—	**234,662**	—	**252,982**	337,309	**80**	80	—	—
John Maguire (appointed 18 Dec 2000)	—	—	—	—	—	—	—	—	**1,000,000**	—
Philip Male	**2,136**	2,136	**184,049**	—	**133,932**	178,575	**80**	80	—	—
Non-executive Directors										
Charles Berry	—	—	—	—	—	—	—	—	—	—
Roy Brown (appointed 4 Jan 2001)	—	—	—	—	—	—	—	—	—	—
Ian Chippendale	—	—	—	—	—	—	—	—	—	—
Josephine Connell (appointed 1 Jan 2001)	—	—	—	—	—	—	—	—	—	—
Michael de Kare-Silver (appointed 22 Sep 2000)	—	—	—	—	—	—	—	—	—	—

* The directors were entitled to acquire 25 per cent. of the shares under the PUEP within six months of the first anniversary of the admission to Stock Exchange listing. A further 25 per cent. may be acquired within six months of the second anniversary of admission to Stock Exchange listing and the final 50 per cent. may be acquired within six months of the third anniversary of admission to Stock Exchange listing.

Executive Director	At 1 April 2000	Granted	Exercised	At 31 March 2001	Date Exercised	Market price at date of exercise (pence)	Date from which exercisable	Expiry date
Employee Sharesave Scheme								
Philip Male	2,136	—	—	**2,136**			Feb 2003	Feb 2007
Executive Share Option Scheme								
William Allan	—	234,662	—	**234,662**			Jun 2003	Jun 2010
Philip Male	—	184,049	—	**184,049**			Jun 2003	Jun 2010
	—	418,711	—	**418,711**				
PUEP								
William Allan	337,309	—	(84,327)	**252,982**	15 Mar 01	56.25	Nov 2000	May 2003
Gerard McAloon (resigned 13 Jul 2000)	178,575	—	(89,288)	**89,287**	13 Oct 00	106.5	Nov 2000	May 2003
Philip Male	178,575	—	(44,643)	**133,932**	15 Mar 01	56.25	Nov 2000	May 2003
	694,459	—	(218,258)	**476,201**				
The exercise price (pence) for the PUEP entitlement is Nil.								
THUS Profit Sharing Scheme								
William Allan	80	—	—	**80**			Nov 2001	Nov 2002
Gerard McAloon (resigned 13 Jul 2000)	80	—	—	**80**			Nov 2001	Nov 2002
Philip Male	80	—	—	**80**			Nov 2001	Nov 2002
	240	—	—	**240**				
THUS Discretionary Share Option Scheme (2000)								
John Maguire (appointed 18 Dec 2000)	—	1,000,000	—	**1,000,000**			Dec 2003	Dec 2007
	—	1,000,000	—	**1,000,000**				

The market price of the shares at 31 March 2001 was 54.25p and the range during 2000/2001 was 50p to 444p

The aggregate of the gains made on the exercise of the PUEP entitlements during the year ended 31 March 2001 was £167,637, of which £47,433 related to the gain attributable to the highest paid director (Mr. Allan). There was no exercise of PUEP entitlements in the year ended 31 March 2000.

Following the resignation of Mr. McAloon as a director and employee of THUS, the directors agreed to him retaining the entitlement to the 89,287 shares which had been granted to him in the year ended 31 March 2000 under the PUEP scheme. The value of the PUEP entitlements retained, calculated as the difference between the exercise price and the market value at the date of Mr. McAloon's resignation, is £235,940. The gain attributable to the PUEP entitlements exercised by Mr. McAloon during the year ended 31 March 2001 was £95,091.

32. Contingent liabilities

(a) THUS plc and ScottishPower currently form a group for the purpose of UK corporation tax on chargeable gains. If THUS ceases to be a part of the ScottishPower chargeable gains group before 30 September 2005, THUS will become liable to an amount of corporation tax on chargeable gains calculated as the difference between the market value at 30 September 1999 of the assets and liabilities of the ScottishTelecom Businesses acquired by THUS plc on that date and the indexed base cost of those assets and liabilities as at 30 September 1999, mutiplied by the percentage rate of corporation tax applicable to the profits of THUS in the accounting period in which THUS plc ceases to be a member of the ScottishPower chargeable gains group. Management currently estimate that such liability could be up to £570 million. Management's estimate is subject to the following principal uncertainties:

(i) The rate of corporation tax applicable at the time of exit from the ScottishPower Group; and

(ii) The valuation attributable to the acquired businesses by the Inland Revenue as at 30 September 1999.

In order for THUS plc to remain in the ScottishPower chargeable gains tax group, ScottishPower must continue to own, directly or indirectly, at least 75 per cent. of the ordinary share capital of THUS plc (which, for these purposes, will include the Participating Preference Shares) and it must maintain its effective majority economic ownership of THUS plc. The ScottishPower subsidiaries, from which the ScottishTelecom Businesses were acquired, have agreed to indemnify THUS for any such corporation tax liability resulting from THUS leaving the ScottishPower chargeable gains group other than in circumstances where THUS has left the ScottishPower chargeable gains group as a result of its voluntary act or omission (being an act or omission which has not been consented to in writing by the relevant ScottishPower subsidiaries). ScottishPower has guaranteed the obligations of each such ScottishPower subsidiary to indemnify THUS plc.

(b) THUS plc has indemnified certain of the ScottishPower subsidiaries from which the ScottishTelecom Businesses were acquired, in respect of various legal proceedings, principally concerning defamation of character, employment and property disputes, and breach of contract in relation to the provision of number translation services. Notwithstanding the intention of the Directors to vigourously defend these claims, as at 31 March 2001, a provision of £166,000 had been provided in respect of such claims. In the opinion of the Directors, after taking appropriate legal advice, such indemnifications and the outcome of such actions are unlikely to give rise to a material loss to THUS.

33. Ultimate holding company and controlling party

THUS is a majority owned subsidiary of Scottish Power UK plc that is, in turn, a wholly owned subsidiary of Scottish Power plc. Both the immediate parent company and the ultimate parent company are registered in Scotland. Copies of the ultimate parent company's consolidated Accounts may be obtained from The Secretary, Scottish Power plc, 1 Atlantic Quay, Glasgow G2 8SP.

PART 4. INTERIM FINANCIAL INFORMATION FOR THUS FOR THE 6 MONTHS ENDED 30 SEPTEMBER 2001

The following financial information has been extracted without material adjustment from THUS's unaudited interim results for the six months ended 30 September 2001, which were published on 5 November 2001.

"THUS
Group Profit and Loss Account
for the six months ended 30 September 2001

	Notes	First half 2001-02 £'000	First half 2000-01 Restated (Note 3) £'000	Full year 2000-01 Restated (Note 3) £'000
Turnover from continuing operations	2	**140,790**	103,865	233,842
Cost of sales		**(113,012)**	(77,489)	(173,318)
Gross profit from continuing operations		**27,778**	26,376	60,524
Selling and distribution		**(17,856)**	(21,231)	(38,406)
Administration expenses		**(42,706)**	(40,774)	(80,074)
Operating loss on ordinary activities before interest		**(32,784)**	(35,629)	(57,956)
Net interest charge		**(9,970)**	(1,641)	(8,987)
Loss on ordinary activities before taxation		**(42,754)**	(37,270)	(66,943)
Taxation on loss on ordinary activities	4	**—**	13,535	13,827
Loss after taxation		**(42,754)**	(23,735)	(53,116)
Minority interest		**599**	404	1,073
Loss for the period		**(42,155)**	(23,331)	(52,043)
Appropriations – non equity	6	**(1,250)**	(1,250)	(2,500)
Loss retained		**(43,405)**	(24,581)	(54,543)
Loss per ordinary share (pence)	5	**(6.33)**	(3.50)	(7.84)
Diluted loss per ordinary share (pence)	5	**(6.33)**	(3.50)	(7.84)

THUS
Statement of Total Recognised Gains and Losses
for the six months ended 30 September 2001

	Note	First half 2001-02 £'000	First half 2000-01 Restated (Note 3) £'000	Full year 2000-01 Restated (Note 3) £'000
Loss for the period		**(42,155)**	(23,331)	(52,043)
Currency translation differences on overseas net assets		**(71)**	76	394
Total recognised losses for the period		**(42,226)**	(23,255)	(51,649)

Reconciliation of Movements in Shareholders' Funds

for the six months ended 30 September 2001

	Notes	First half 2001-02 £'000	First half 2000-01 Restated (Note 3) £'000	Full year 2000-01 Restated (Note 3) £'000
Loss for the period		**(42,155)**	(23,331)	(52,043)
Appropriations – non equity	6	**(1,250)**	(1,250)	(2,500)
Loss retained		**(43,405)**	(24,581)	(54,543)
Currency translation differences on overseas net assets		**(71)**	76	394
Reversal of appropriations– non equity	6	**1,250**	1,250	2,500
Net movement in shareholders' funds		**(42,226)**	(23,255)	(51,649)
Opening shareholders' funds (prior period restated)	3	**282,964**	334,613	334,613
Closing shareholders' funds		**240,738**	311,358	282,964

THUS
Group Balance Sheet
as at 30 September 2001

	30 September 2001	30 September 2000	30 March 2001
	£'000	£'000	£'000
Fixed assets			
Intangible assets	**538**	1,016	486
Tangible assets	**471,763**	403,178	467,500
Investments	**24,250**	14,781	24,250
	496,551	418,975	492,236
Current assets			
Stocks	**10,269**	9,270	10,741
Debtors:			
• Other debtors	**95,565**	66,267	92,480
• Funds deposited with ScottishPower	**3,800**	4,602	17,550
	99,365	70,869	110,030
Cash at bank and in hand	**2,589**	2,192	3,484
Total current assets	**112,223**	82,331	124,255
Creditors: amounts falling due within one year			
Other creditors	**(121,105)**	(102,411)	(145,798)
Loans and other borrowings	**(3,834)**	(2,902)	(3,900)
Total creditors falling due within one year	**(124,939)**	(105,313)	(149,698)
Net current liabilities	**(12,716)**	(22,982)	(25,443)
Total assets less current liabilities	**483,835**	395,993	466,793
Creditors: amounts falling due after more than one year			
Loans and other borrowings:			
• ScottishPower loan account	**(240,600)**	(80,600)	(180,600)
• Loans and other borrowings	**(4,253)**	(4,354)	(4,306)
Total creditors falling due after more than one year	**(244,853)**	(84,954)	(184,906)
Provisions for liabilities and charges	**(127)**	(270)	(195)
Deferred income	**(1)**	(27)	(13)
Net assets	**238,854**	310,742	281,679
Capital and reserves			
Called-up share capital	**42,637**	42,637	42,637
Share premium	**307,933**	307,933	307,933
Profit and loss account	**(109,832)**	(39,212)	(67,606)
Shareholders' funds	**240,738**	311,358	282,964
Equity minority interest	**(1,884)**	(616)	(1,285)
Capital employed	**238,854**	310,742	281,679
Equity Shareholders' funds	**210,861**	283,981	254,337
Non equity Shareholders' funds	**29,877**	27,377	28,627
Total Shareholders' funds	**240,738**	311,358	282,964

Approved by the Board on 2 November 2001 and signed on its behalf by

William Allan
Chief Executive

John Maguire
Chief Financial Officer

THUS
Group Cash Flow Statement

for the six months ended 30 September 2001

	Notes	First half 2001-02 £'000	First half 2000-01 £'000	Full year 2000-01 £'000
Cash (outflow) / inflow from continuing operating Activities	7	**(16,140)**	10,677	2,468
Returns on investments and servicing of finance		**(9,415)**	(1,448)	(8,373)
Taxation – group relief received		—	—	6,597
Free cash flow		**(25,555)**	9,229	692
Capital expenditure and financial investment		**(48,971)**	(113,793)	(191,966)
Cash flow before acquisitions		**(74,526)**	(104,564)	(191,274)
Acquisitions *		—	(1,000)	(1,000)
Cash flow before management of liquid resources		**(74,526)**	(105,564)	(192,274)
Management of liquid resources		**13,750**	24,931	11,983
Cash outflow before financing		**(60,776)**	(80,633)	(180,291)
Financing		**59,952**	81,857	182,563
(Decrease) / increase in cash in the period	8	**(824)**	1,224	2,272

Free cash flow represents cash flow from continuing operating activities after adjusting for returns on investments and servicing of finance and taxation.

* There were no acquisitions in any of these periods. The cash outflow in respect of acquisitions represents payments of deferred considerations.

Reconciliation of Net Cash Flow to Movement in Net Debt for the six months ended 30 September 2001

	Notes	First half 2001-02 £'000	First half 2000-01 Restated (Note 3) £'000	Full year 2000-01 Restated (Note 3) £'000
(Decrease) / increase in cash in the period	8	**(824)**	1,224	2,272
Cash inflow from increase in debt	8	**(59,952)**	(81,857)	(182,563)
Cash inflow from decrease in liquid resources	8	**(13,750)**	(24,931)	(11,983)
Movement in net debt in the period	8	**(74,526)**	(105,564)	(192,274)
Net (debt) / funds at the beginning of the period	8	**(167,772)**	24,502	24,502
Net debt at the end of the period	8	**(242,298)**	(81,062)	(167,772)

THUS

Notes to the Accounts for the six months ended 30 September 2001

1. Basis of preparation

These interim accounts have been prepared on the basis of accounting policies consistent with those set out in the Annual Report and Accounts for the year ended 31 March 2001, except for the adoption of FRS 19 "Deferred Tax". FRS 19 has been adopted with effect from 1 April 2001. As a result of applying FRS 19 a prior period adjustment has been recognised as disclosed in Note 3 to the accounts. The interim accounts are unaudited. The information shown for the year ended 31 March does not constitute statutory accounts within the meaning of Section 240 of the Act and has been extracted from the full accounts for the year ended 31 March 2001 filed with the Registrar of Companies in Scotland. The report of the auditors on those accounts was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Act.

2. Segmental reporting

Turnover has been analysed below between Internet services, interactive services, data and telecom services, and contact centre services. The Directors consider these to be the same class of business and accordingly no segmental analysis of operating loss or net assets has been given.

	First half 2001-02	First half 2000-01	Full year 2000-01
	£'000	£'000	£'000
Turnover analysis			
Internet services	**37,941**	37,261	76,103
Interactive services	**11,696**	11,581	22,734
Data and telecom services	**78,120**	41,893	107,486
Contact centre services	**13,033**	13,130	27,519
	140,790	103,865	233,842
Turnover by origin			
United Kingdom	**138,123**	101,154	228,590
Europe	**2,667**	2,711	5,252
	140,790	103,865	233,842
Turnover by destination			
United Kingdom	**137,934**	100,917	227,795
Europe	**2,856**	2,948	6,047
	140,790	103,865	233,842

3. Prior period adjustment

The group has changed its accounting policy for deferred tax following the adoption of FRS 19 "Deferred Tax". In prior periods provision for deferred tax was only made where there was a probability that a liability would crystallise in the foreseeable future, in accordance with accounting standards in force at that time. The prior period adjustment reflects the impact of restating the provision, which gave rise to a provision of £13,535,000 at 1 April 2000, and movements thereon in accordance with FRS 19. The effect of the adjustment was to reduce the basic and diluted loss per ordinary share by 1.95p and 1.93p for the year ended 31 March 2001 and for the period ended 30 September 2000 respectively. The effect of this adjustment on the 2000-01 group profit and loss accounts is summarised below:

	First half 2000-01	Full year 2000-01
	£'000	£'000
Increase in tax credit	13,535	13,535
Decrease in loss for the period / year	13,535	13,535

There has been no effect on the group balance sheet at 30 September 2000 and 31 March 2001 following this adjustment.

4. Taxation

Taxation on the loss for the period/year:	Notes	First half 2001-02 £'000	First half 2000-01 Restated (Note 3) £'000	Full year 2000-01 Restated (Note 3) £'000
Adjustments in respect of prior year		—	—	292
Deferred taxation	3	—	13,535	13,535
		—	13,535	13,827

No taxation charge is required for the period due to the availability of taxation losses. No provision for deferred taxation is considered necessary at 30 September 2001, since accumulated taxation losses are expected to offset any reversal of accelerated capital allowances.

5. Loss per ordinary share

Loss per ordinary share has been calculated in accordance with FRS 14 "Earnings per Share" for all periods by dividing the loss for the period, after non equity appropriations, by the weighted average number of ordinary shares in issue during the period, based on the following information:

	First half 2001-02 £'000	First half 2000-01 Restated (Note 3) £'000	Full year 2000-01 Restated (Note 3) £'000
Loss for the period after non equity appropriations	**(43,405)**	(24,581)	(54,543)
Basic weighted average share capital (number of shares, thousands)	**685,604**	701,315	695,353
Diluted weighted average share capital (number of shares, thousands)	**685,604**	701,315	695,353

The basic weighted average share capital excludes shares held by the Company under Trust in connection with the THUS Employee Share Schemes. The impact of the share options is antidilutive and has therefore been excluded from the calculation of diluted weighted average share capital.

6. Appropriations – non equity

	First half 2001-02 £'000	First half 2000-01 £'000	Full year 2000-01 £'000
Appropriations:			
Cumulative participating non-redeemable preference shares 10 per cent. Cumulative preferential appropriation	**1,250**	1,250	2,500

In accordance with the provisions of FRS 4 "Capital Instruments", the cumulative participating non-redeemable preference shares have been classified as non equity and the Company has, therefore, appropriated through the profit and loss account an amount equal to the preference share dividends for the period. As the Company did not have sufficient distributable reserves in order to pay such preference share dividends, the amount was credited back in the profit and loss account reserve. This amount has been included in the balance of non equity interests on the face of the Balance Sheet.

7. Reconciliation of operating loss to net cash (outflow) / inflow from continuing operating activities

	First half 2001-02	First half 2000-01	Full year 2000-01
	£'000	£'000	£'000
Operating loss	**(32,784)**	(35,629)	(57,956)
Depreciation of tangible fixed assets	**30,924**	17,696	35,359
Amortisation of intangible fixed assets	**72**	653	1,182
Loss on disposal of tangible fixed assets	**—**	438	438
Release of government grant deferred income	**(12)**	(15)	(29)
Movements in provisions for liabilities and charges	**(68)**	(410)	(485)
Decrease / (increase) in stocks	**472**	(590)	(2,061)
(Increase) / decrease in debtors	**(3,111)**	8,551	(23,960)
(Decrease) / increase in creditors	**(11,633)**	19,983	49,980
Net cash (outflow) / inflow from continuing operating activities	**(16,140)**	10,677	2,468

8. Analysis of net debt

	At 1 April 2001	Cashflow	At 30 September 2001
	£'000	£'000	£'000
Cash at bank and in hand	3,484	(895)	**2,589**
Overdrafts	(244)	71	**(173)**
	3,240	(824)	**2,416**
Loan notes – due within one year	(3,560)	—	**(3,560)**
ScottishPower loan account – due after one year	(180,600)	(60,000)	**(240,600)**
Finance leases	(4,402)	48	**(4,354)**
	(188,562)	(59,952)	**(248,514)**
Funds deposited with ScottishPower	17,550	(13,750)	**3,800**
Total	**(167,772)**	**(74,526)**	**(242,298)**

9. Contingent liabilities

There have been no material changes to the Group's contingent liabilities disclosed in the Annual Report and Accounts for the year ended 31 March 2001.

10. Ultimate holding company

THUS is a majority owned subsidiary of Scottish Power UK plc that is, in turn, a wholly owned subsidiary of Scottish Power plc.

Copies of the ultimate holding company's consolidated Interim Report and Accounts may be obtained from The Secretary, Scottish Power plc, 1 Atlantic Quay, Glasgow, G2 8SP."

PART 5. FINANCIAL INFORMATION ON THUS GROUP PLC

PRICEWATERHOUSECOOPERS

The Directors
THUS Group plc
Dalmore House
310 St. Vincent Street
Glasgow
G2 5BB

PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH

Greenhill & Co. International LLP
Regent Gate
56-58 Conduit Street
London
W1S 2YZ

18 January 2002

Dear Sirs

Introduction

We report on the financial information set out below. This financial information has been prepared for inclusion in the listing particulars dated 18 January 2002 ("the Listing Particulars") of THUS Group plc ("the Company").

The Company was incorporated as THUS Group plc on 7 January 2002. The Company has not yet commenced to trade, has prepared no financial statements for presentation to its members and has not declared or paid a dividend.

Basis of preparation

The financial information set out below is based on the financial records of the Company, to which no adjustment was considered necessary.

Responsibility

The financial records are the responsibility of the directors of the Company.

The directors of the Company are responsible for the contents of the Listing Particulars in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial records, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. Our work also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial records underlying the financial information and whether the accounting policies are appropriate to the circumstances of the Company and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Listing Particulars, a true and fair view of the state of affairs of the Company as at the date stated.

Financial information

The balance sheet of the Company at 11 January 2002 is as follows:

	Notes	£
Current assets		
Debtors	2	50,000
Net assets		50,000
Represented by:		
Share capital	3	50,000

Notes to the financial information

1. Accounting policies

The balance sheet has been prepared in accordance with the historical cost convention.

2. Debtors

The balances receivable under debtors comprise amounts due from Scottish Power plc for share capital called up and allotted but not paid.

3. Share capital

The company was incorporated as THUS Group plc, a public limited company, on 7 January 2002 with an authorised share capital of £50,100, comprising 2,000,000 ordinary shares of 2.5p each and 100 cumulative preference shares of £1 each, whereupon two ordinary shares were allotted, called up and fully paid. On 11 January 2002 a further 1,999,998 ordinary shares were called up and allotted.

Yours faithfully,

PricewaterhouseCoopers

PART 6. PROFIT FORECAST

The following statement was made in the interim results announcement of THUS dated 5 November 2001: This profit forecast has been adopted by THUS Group.

"The Company believes that with its expanded portfolio and development expertise it is well placed to address changing market conditions. Accordingly, despite the current trading environment, the Board believes the Company is well placed to deliver the solutions now in demand and expects to report strong revenue growth for the full year and positive EBITDA for the year as a whole".

In the absence of unforeseen circumstances and on the basis outlined below, the Directors continue to believe that forecast EBITDA, being earnings before exceptional items, interest, tax, depreciation and amortisation, will be positive for the year as a whole. This forecast comprises "the profit forecast".

The profit forecast for the year ending 31 March 2002 includes the results shown by the unaudited interim report for the six months ended 30 September 2001, unaudited management accounts for the two months ended 30 November 2001 and a forecast prepared by the Directors covering the four months ending 31 March 2002. The profit forecast has been prepared using accounting policies consistent with those set out in the statutory financial statements of THUS for the year ended 31 March 2001.

Assumptions for factors exclusively outside the influence or control of the Directors:

- there will be no material financial impact as a result of the disruption to the business of THUS, its key suppliers or key customers, by reason of industrial disputes, business failures or natural disasters;
- there will be no material changes in interest rates, inflation or exchange rates; and
- there will be no material change in the economic conditions in the markets in which THUS operates.

Assumptions for factors that may come under the influence or control of the Directors:

- there will be no material acquisitions or disposals in the period between the date of this document and 31 March 2002

(a) Letter from THUS Group plc Reporting Accountants PricewaterhouseCoopers

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH

The Directors
THUS Group plc
Dalmore House
310 St. Vincent Street
Glasgow
G2 5BB

Greenhill & Co. International LLP
Regent Gate
56 – 58 Conduit Street
London
W1S 2YZ

18 January 2002

Dear Sirs,

We have reviewed the basis of compilation and the accounting policies used in preparing the profit forecast of THUS plc for the year ending 31 March 2002 as set out on page 67 of the listing particulars dated 18 January 2002. This profit forecast has been adopted by THUS Group plc.

The profit forecast, for which the Directors of THUS Group plc are solely responsible, includes the results shown by the published unaudited interim report of THUS plc for the six months ended 30 September 2001, the unaudited management accounts for the two months ended 30 November 2001 and the Directors' forecast for the four months ending 31 March 2002.

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board in the United Kingdom.

In our opinion the profit forecast has been properly compiled on the bases stated and the basis of accounting is consistent with the accounting policies of THUS plc which will be adopted by THUS Group plc.

Yours faithfully,

PricewaterhouseCoopers
Chartered Accountants

(b) Letter from THUS Group plc Sponsor, Greenhill & Co. International LLP

Greenhill & Co. International LLP
Regent Gate
56-58 Conduit Street
London W1S 2YZ

Greenhill

The Directors
THUS Group plc
Dalmore House
310 St. Vincent Street
Glasgow
G2 5BB

18 January 2002

Dear Sirs,

We refer to the Directors' forecast of EBITDA of THUS plc for the period ending 31 March 2002 (the "Profit Forecast"). The Profit Forecast is based on the published unaudited interim accounts of THUS plc for the six months ended 30 September 2001, the unaudited management accounts for the two months ended 30 November 2001 and the Directors' forecast for the four months ending 31 March 2002. The profit forecast has been adopted by THUS Group plc.

We have discussed the Profit Forecast, together with the bases and assumptions upon which it is made, with you and PricewaterhouseCoopers, THUS Group plc's reporting accountants. We have also considered the letter dated 18 January 2002 addressed to you and us from PricewaterhouseCoopers regarding the accounting policies and calculations underlying the Profit Forecast. On the basis of these discussions, and having regard to that letter, we are satisfied that the Profit Forecast, for which you are solely responsible, has been made after due and careful enquiry by the Directors.

Yours faithfully
for and on behalf of Greenhill & Co. International LLP

James R.C. Lupton
Managing Director

PART 7. ADDITIONAL INFORMATION

1. Responsibility

The Directors of THUS Group, whose names appear below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of those Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information

2. Incorporation and activities of THUS Group

2.1 THUS Group was incorporated and registered in Scotland on 7 January 2002, with registered number SC226738 under the Act as a public company limited by shares with the name THUS Group plc.

2.2 The registered and head office of THUS Group is at Dalmore House, 310 St. Vincent Street, Glasgow, Lanarkshire G2 5BB.

3. Directors of THUS Group

3.1 The names and functions of the Directors of THUS Group, and the dates on which they were appointed Directors, are as follows:

Charles Andrew Berry	*Non-Executive Chairman*	11 January 2002
William Allan	*Chief Executive*	7 January 2002
John Noel Maguire	*Chief Financial Officer*	7 January 2002
Philip Stewart Male	*Executive Director, Operations*	11 January 2002
James Archibald Reid	*Executive Director, Sales & Marketing*	11 January 2002
Roy Drysdale Brown	*Non-Executive Director*	11 January 2002
Ian Hugh Chippendale	*Non-Executive Director*	11 January 2002
Josephine Lilian Connell	*Non-Executive Director*	11 January 2002
Michael Phillip de Kare-Silver	*Non-Executive Director*	11 January 2002
David Thomas Nish	*Non-Executive Director*	11 January 2002

3.2 The business address for all of the above Directors is Dalmore House, 310 St. Vincent Street, Glasgow, Lanarkshire G2 5BB.

3.3 Save as disclosed in paragraph 10 below, none of the Directors performs any activities outside the Group that are significant in respect to the Group.

4. Share capital of THUS Group

4.1 On incorporation the authorised share capital of THUS Group was £50,100 divided into 2,000,000 Ordinary Shares of 2.5 pence each, of which there are 2,000,000 in issue and cumulative participating non-redeemable preference shares of £1 each, of which there are none in issue. One THUS Group Ordinary Share was taken by each of Dalglen Directors Limited and Dalglen Secretaries Limited as the subscribers to the Memorandum of Association of THUS Group and were paid up in full in cash. The subscribers transferred one THUS Group Ordinary Share to each of Scottish Power plc and David Nish on 8 January 2002. On 8 January 2002 Scottish Power plc subscribed for a further 1,999,998 THUS Group Ordinary Shares at par and undertook to pay up the par value of those shares on or prior to 13 March 2002. These shares were allotted to Scottish Power plc on 11 January 2002.

4.2 Prior to the Effective Date, the following special resolutions of THUS Group will be proposed and passed at an extraordinary general meeting. These resolutions will be voted upon prior to the Effective Date. Following their being passed:

(a) the authorised share capital of THUS Group will be increased from £50,100 to £72,617,548 through the creation of 1,702,701,920 THUS Group Ordinary Shares and 29,999,900 THUS Group Preference Shares;

(b) the Directors of THUS Group will be generally and unconditionally authorised in accordance with section 80 of the Act to allot relevant securities (within the meaning of that section):

(i) up to such aggregate nominal amount as is required for the purposes of the Scheme; and

(ii) conditionally on the Demerger taking effect, upon such terms as the Directors shall think fit, up to such number of THUS Group Ordinary Shares as will represent approximately one third of the expected number of THUS Group Ordinary Shares in issue immediately following completion of the Scheme, such authority to expire at the annual general meeting in 2002 save that THUS Group, pursuant to the authority granted by that resolution, may enter into a contract to allot relevant securities which would or might be completed wholly or partly after such expiry; and

(c) the Directors of THUS Group will be generally empowered (pursuant to section 95 of the Act) to allot equity securities (as defined in section 94(2) of the Act) for cash as if section 89(1) of the Act did not apply to such allotment at any time:

(i) conditionally on the Demerger taking effect, in connection with an offer to holders of THUS Group Ordinary Shares in proportion (as nearly as may be) to their existing holdings of THUS Group Ordinary Shares but subject to such exclusions or other arrangements in relation to fractional entitlements or any legal problems under the laws of any territory, or the requirements of a regulatory body; and

(ii) conditionally on the Demerger taking effect, up to such number of THUS Group Ordinary Shares as will represent approximately 5 per cent. of the expected number of THUS Group Ordinary Shares in issue immediately following completion of the Scheme,

but so that THUS Group, pursuant to the power granted by that resolution, may enter into a contract to allot equity securities which would or might be completed wholly or partly after the expiry of such power.

The Directors intend to utilise such authority in allotting THUS Group Shares pursuant to the Scheme and, thereafter, for general corporate purposes.

4.3 Save as disclosed in this paragraph 4, at the date of this document there has been no issue of share or loan capital of THUS Group since its incorporation and no share or loan capital of THUS Group is under option or agreed to be put under option.

At the date of this document, THUS Group has no subsidiaries and, accordingly, there has been no material issue of share or loan capital by any subsidiary undertaking of THUS Group for cash or other consideration.

4.4 The THUS Group Shares will, when issued, be in registered form and the THUS Group Ordinary Shares will be capable of being held in uncertificated form. No temporary documents of title have been or will be issued in respect of the THUS Group Shares.

4.5 The THUS Group Shares have not been marketed and are not available in whole or in part to the public otherwise than pursuant to the Scheme.

4.6 No commissions, discounts, brokerages or other special terms have been granted in respect of the issue of any share capital of THUS Group.

4.7 Under the Scheme, THUS Group will issue THUS Group Shares, credited as fully paid, to the Scheme Ordinary Shareholders on the following basis:

for each THUS Ordinary Share **one THUS Group Ordinary Share**

for each THUS Preference Share **one THUS Group Preference Share**

in each case credited as fully paid. Scottish Power plc, as the existing holder of 1,999,999 THUS Group Ordinary Shares and David Nish, as the existing holder of one THUS Group Ordinary Share, shall be deemed for these purposes to have acquired those shares pursuant to the Scheme and their entitlements as set out above shall be reduced accordingly. Accordingly, the proposed authorised, issued and fully paid share capital of THUS Group as it will be following the Effective Date is as follows:

Class	Authorised		Issued and fully paid(1)	
	Number	Nominal value	Number	Nominal value
THUS Group Ordinary Shares	1,704,701,920	£42,617,548.000	1,278,526,451	£31,963,161.275
THUS Group Preference Shares	30,000,000	£30,000,000	25,000,000	£25,000,000

Note:

(1) The table set out above assumes no issues of shares by THUS or THUS Group after 16 January 2002 (being the latest practicable date prior to the publication of this document) other than in connection with the Scheme and the Open Offer (pursuant to which 573,042,580 THUS Ordinary Shares will be issued by THUS).

5. Share capital of THUS

5.1 On incorporation the authorised share capital of THUS was £100 divided into 100 ordinary shares of £1 each of which two ordinary shares were issued at par (nil paid) to the subscriber to the Memorandum of Association of THUS, Mr Andrew John Blain of Shepherd & Wedderburn WS, solicitors to ScottishPower and THUS at such time, on behalf of ScottishPower, the founder. On 2 February 1999, the two ordinary shares held by Mr Blain were paid to par and transferred to ScottishPower.

5.2 On 30 September 1999, by ordinary and special resolutions passed at an extraordinary general meeting of THUS it was resolved that:

5.2.1 THUS adopt new articles of association;

5.2.2 each authorised and issued ordinary share of £1 in the capital of THUS be sub-divided into 40 ordinary shares in the capital of THUS of 2.5p each ("THUS Ordinary Shares"); and

5.2.3 the authorised share capital of THUS be increased from £100 to £15,000,000 by the creation of 599,999,920 THUS Ordinary Shares.

5.3 Pursuant to separate transfer agreements each dated 30 September 1999, THUS issued in aggregate 599,999,920 THUS Ordinary Shares to ScottishPower Telecommunications Limited, Demon Internet Limited, The Information Service Limited, The Call Centre Service Limited, Lancastrian Holdings Limited, Watermark Games Limited, Megafone (UK) Limited and ScottishPower Investments Limited., in consideration for the transfer to THUS of substantially all of the business and the majority of the assets and liabilities of each of those companies, except in the case of ScottishPower Investments Limited, in respect of which the consideration was the transfer to THUS of 750,000 ordinary shares of £1 each (representing a 50 per cent. voting interest) in the share capital of Scotland on Line Limited. On 8 October 1999, those 599,999,920 THUS Ordinary Shares were transferred to ScottishPower which became the sole shareholder in THUS at that date.

5.4 On October 18 1999, by ordinary and special written resolutions passed by ScottishPower, as THUS's sole shareholder, it was resolved that:

5.4.1 THUS convert from a private company limited by shares to a public company limited by and be re-registered as a public limited company;

5.4.2 THUS alter its Memorandum of Association to reflect its conversion to a public company limited by shares and adopt new Articles of Association;

5.4.3 the authorised share capital of THUS be increased from £15,000,000 to £45,000,000 by the creation of 30,000,000 cumulative participating non-redeemable preference shares of £1 each in the capital of THUS, the rights attaching to which are set out in the Articles of Association (the "THUS Preference Shares");

5.4.4 the directors of THUS be generally and unconditionally authorised for the purposes of section 80 of the Act to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of £25 million, such authority to expire (unless previously renewed, varied or revoked by THUS in general meeting) at the conclusion of the next annual general meeting of THUS following the passing of the resolution, save that THUS may before such expiry, or the expiry of any renewal of the authority, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority had not expired and provided further that the authority shall supersede and revoke any other earlier such authorities to allot relevant securities; and

5.4.5 the directors of THUS be generally empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94(2) of the Act) for cash pursuant to the authority described in subparagraph 5.4.4 above as if section 89(1) of the Act did not apply to any such allotment, such power to be limited to allotments of equity securities in connection with an offer of such securities open for acceptance for a period fixed by the directors of THUS to holders of THUS Ordinary Shares on the register on a record date fixed by the directors in proportion (as nearly as may be) to their holdings of THUS Ordinary Shares but subject to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or stock exchange in any territory or in relation to fractional entitlements or by virtue of shares being represented by depositary receipts or otherwise howsoever provided always that such power expires at the conclusion of the next annual general meeting of THUS following the passing of the resolution (unless renewed, varied or revoked by THUS), save that THUS may before such expiry, or the expiry of any renewal of the authority, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors of THUS may allot equity securities in pursuance of such offer or agreement as if this power had not expired.

5.5 On October 18 1999, THUS issued and allotted to ScottishPower for cash, 25,000,000 THUS Preference Shares.

5.6 On November 9 1999, by ordinary and special written resolutions passed by ScottishPower, as THUS's sole shareholder, it was resolved that:

5.6.1 the authorised share capital of THUS be increased from £45,000,000 to £47,637,096.775 by the creation of 105,483,871 THUS Ordinary Shares and THUS's Memorandum and Articles of Association be altered accordingly;

5.6.2 the directors of THUS be generally and unconditionally authorised for the purposes of section 80 of the Act to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of £2,637,096.775 such authority to expire (unless previously renewed, varied or revoked by THUS in general meeting) at the conclusion of the next annual general meeting of THUS following the passing of the resolution, save that THUS may before such expiry, or the expiry of any renewal of the authority, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority had not expired and provided further that the authority shall supersede and revoke any other earlier such authorities to allot relevant securities; and

5.6.3 the directors of THUS be generally empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94(2) of the Act) for cash pursuant to the authority described in subparagraph 5.6.2 above as if section 89(1) of the Act did not apply to any such allotment, such power to be limited to (subject to the directors in their absolute discretion determining the number of equity securities to be so allotted and the price at which they may be allotted) the allotment of equity securities pursuant to the Global Offering provided always that such power expires at the conclusion of the next annual general meeting of THUS following the passing of the resolution (unless renewed, varied or revoked by THUS), save that THUS may before such expiry, or the expiry of any renewal of the authority, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors of THUS may allot equity securities in pursuance of such offer or agreement as if this power had not expired.

5.7 On November 15 1999, THUS allotted and issued 105,483,871 THUS Ordinary Shares to Goldman Sachs Securities (Nominees) Limited pursuant to the Global Offering.

5.8 Immediately prior to the publication of this document the authorised share capital of THUS was £47,637,096.775, comprising 705,483,871 Ordinary Shares and 30,000,000 Participating Preference Shares of which 705,483,871 Ordinary Shares and 25,000,000 Participating Preference Shares were issued (all of which were fully paid or credited as fully paid).

5.9 As set out in the notice of Extraordinary General Meeting contained in the Open Offer Prospectus and in the Scheme Circular, a special resolution will be proposed at the Extraordinary General Meeting to:

5.9.1 increase the authorised share capital of THUS from £47,637,096.775 to £61,963,161.275 by the creation of an additional 573,042,580 THUS Ordinary Shares;

5.9.2 authorise the Board unconditionally, to exercise all powers of THUS to allot relevant securities (within the meaning of section 80 of the Act) up to an aggregate nominal amount of £14,362,064.50 THUS Ordinary Shares; and

5.9.3 empower the board of directors of THUS, pursuant to section 95 of the Act, to allot equity securities (within the meaning of section 94 of the Act) for cash, pursuant to the authority conferred by paragraph 5.9.2 above as if section 89(1) of the Act did not apply to any such allotment to the extent set out in the resolution and free of the restrictions contained in article 7.2 of the Articles of Association of THUS.

This resolution is required in order to effect the Open Offer.

6. Subsidiary Undertakings

Following implementation of the Scheme, THUS Group will directly own 100 per cent. of the issued share capital of THUS. Accordingly, following implementation of the Scheme, THUS Group will be the holding company of the existing group. The following table shows what will be the principal subsidiary and associated undertakings of THUS Group following the Effective Date. Unless otherwise stated, each of the following subsidiary undertakings will be wholly owned, either by THUS Group, THUS or by one of their subsidiaries:

Name	Principal Activity	Issued and fully paid share capital	Country of Incorporation and Registration	Registered Office
THUS plc	Voice, data, Internet and contact centre services provider	1,278,526,451 ordinary shares of 2.5 pence each and 25,000,000 cumulative participating non-redeemable preference shares of £1 each	Scotland	Dalmore House, 310 St. Vincent Street, Glasgow, Lanarkshire G2 5BB
Scotland on Line Limited (50 per cent. owned by THUS)	Internet service provider	1,500,000 ordinary shares of £1 each	Scotland	Gateway East, Gemini Crescent, Technology Park, Dundee
Golfing Scotland Limited	Dormant	2 ordinary shares of £1 each	Scotland	Scottish National Golf Centre, Drumoig, Leuchars, St Andrews, KY16 0DW
Demon Internet Inc	US internet peering management	100 no par value common stock	USA	1220 Market Building, Wilmington DE, 19801, United States
THUS Profit Sharing Trustees Limited	Trustee	2 ordinary shares of £1 each	Scotland	Dalmore House, 310 St. Vincent Street, Glasgow G2 5BB

7. Summary of Memorandum and Articles of Association of THUS Group

7.1 Memorandum of Association

The Memorandum of Association of the Company provides that its principal objects are to carry on the business of a holding company and to carry on any trade or business whatever which can in

the opinion of the Board of Directors be advantageously carried on in connection with or ancillary to any of the businesses of the Company and to do all such other things as may be deemed incidental or conducive to the attainment of the Company's objects or any of them. The objects of the Company are set out in full in Clause IV of the Memorandum of Association which is available for inspection at the address specified in paragraph 24 of this Part 7 below.]

7.2 Articles of Association

The Articles of Association (in this paragraph 7.2 the "Articles") of the Company, which were adopted on 8 January 2002 contain (amongst others) provisions to the following effect:

7.2.1 Rights attaching to shares

(a) Dividends

Subject to the provisions of the Companies Acts, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, provided that no dividend shall exceed the amount recommended by the Board of Directors of the Company (the "Board"). Notwithstanding these provisions, but subject to the provisions of the Companies Acts, the Directors of the Company may declare and pay dividends on the THUS Group Preference Shares in accordance with the terms of their issue.

Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. Except as otherwise provided by the rights attached to shares, all dividends shall be apportioned and paid proportionately according to the amounts paid up on the shares during any portion of the period in respect of which the dividend is paid.

Subject to the provisions of the Companies Acts and the Articles, the Board may pay interim dividends, any fixed rate dividend and also any dividend payable at a fixed date, if it appears to the Board to be justified by the profits of the Company available for distribution. If the Board acts in good faith, it is not liable to holders of shares with preferred rights for any loss arising from the payment of interim dividends on other shares. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

A general meeting declaring a dividend may, on the recommendation of the Board, by ordinary resolution, direct that payment of any dividend be satisfied in whole or in part by the distribution of assets, including, without limitation, paid up shares or debentures of another body corporate. The Board may, if authorised by an ordinary resolution of the Company, offer any holders of shares the right to elect to receive shares credited as fully paid instead of cash in respect of any dividend or part thereof.

Any dividend that has remained unclaimed for twelve years from the date when it became due for payment shall, if the Board so resolves, be forfeited and shall cease to remain owing by the Company.

The Company may cease sending dividend warrants and cheques by post or otherwise to a member if such instruments have been returned undelivered to, or left uncashed by, that member on at least two consecutive occasions, or, following one such occasion, reasonable enquiries have failed to establish any new address of the registered holder. The Company must resume sending warrants and cheques if the holder claims a dividend or cashes a dividend warrant or cheque.

(b) Voting rights

Subject to any rights or restrictions as to voting attaching to any shares and to any other provisions of the Articles (for example, the restrictions on voting referred to in sub-paragraph (d) below), on a show of hands every member who is present in person at a general meeting shall have one vote and on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder.

No member shall, unless the Board otherwise decides, be entitled to vote, at a general meeting or at a separate meeting of the holders of any class of shares in the capital of the Company either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

(c) Disclosure of interests in shares

If any member or other person appearing to be interested in shares of the Company has been duly served with a notice under section 212 of the Companies Act and is in default for the prescribed period in supplying to the Company the information thereby required, or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the Board may impose restrictions upon the relevant shares.

The restrictions available are the suspension of voting or other rights conferred by membership in relation to meetings of the Company in respect of the relevant shares and, additionally, in the case of a shareholding representing at least 0.25 per cent. of the class of shares concerned, the withholding of payment of dividends on, and the restriction of transfers of, the relevant shares.

The restrictions on transfer shall not apply if the relevant shares are transferred by means of an approved transfer, or if the member is not himself in default and satisfies the Board that no person who is in default is interested in the shares to be transferred or registration of the transfer is required by the Regulations.

A member may also be required to disclose his interests in shares as described in sub-paragraph (d) below.

(d) Compulsory disposals and restrictions on voting

Upon receipt from a licensing authority (as defined in the Articles) of a notice that, in the opinion of the licensing authority, an interest of any person in shares of the Company is prejudicial to the Company's continued holding of a telecommunications licence (which the Board considers to be a material licence), the Board may require the disposal of the relevant shares.

Until such a disposal of the relevant shares has taken place, the holder may only exercise its voting rights and right to transfer such shares in accordance with Article 74A of the Articles. The member concerned may be required to dispose of all or some of the relevant shares (as specified by the Board) within 21 days or such other period as the Board may determine. Failure to dispose of the relevant shares within the designated period shall entitle the Board to transfer the shares, using its best endeavours to obtain a reasonable price, and to register the transferee as holder of the shares and issue a certificate in respect of the shares transferred. The net proceeds of the disposal of the shares will be paid to the former holder of the shares upon surrender of the relevant share certificate. A certificate will be issued for any balance of shares.

However, the compulsory disposal of the shares, either by the member concerned or by the Board, shall not take place during any period when dealings by the Directors in the Company's shares are not permitted by law or the regulations of the UK Listing Authority. Neither the Company nor the Board shall be liable to the former member for failing to obtain the best price reasonably obtainable for the shares transferred, provided that the Board acts in good faith.

A person who becomes aware that his holding of shares will or is likely to be prejudicial to the Company's holding of a material licence shall, as soon as practicable, either transfer the shares himself or request the Board in writing to dispose of those shares on his behalf.

In the absence of a notice from a licensing authority, the Board is entitled to assume that no shares are held in such a way as to prejudice the Company's holding of a material licence. If such a notice is received, the Board may call upon the relevant member to provide information and evidence as to this shareholding. In the event of

such information and evidence not being provided within the specified period (not being less than 21 days), the Board may treat any relevant shares as being held in such a way as to entitle the Board to dispose of those shares, until the shareholder in question establishes otherwise to the reasonable satisfaction of the Board.

(e) Distribution of assets on liquidation

On a winding-up of the Company, the liquidator may, with the sanction of an extraordinary resolution and any other sanction required by the Insolvency Act 1986 (and subject to the rights of holders of THUS Group Preference Shares, as described in paragraph 7.2.15 of this Part 7 below), divide amongst the members *in specie* the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division is to be carried out as between the members or different classes of members or vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members and determine the scope and terms of those trusts. No member shall be compelled to accept any assets on which there is a liability.

7.2.2 Transfer of shares

All transfers of certificated shares may be effected by an instrument of transfer in any usual form or in any other form approved by the Board. The instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. The Board may, in its absolute discretion and without giving any reason, refuse to register any transfer of a share which is not fully paid, provided that such refusal does not prevent dealings in shares in the Company from taking place on an open and proper basis. The Board may also refuse to register the transfer of a certificated share unless the instrument of transfer:

(i) is lodged, duly stamped, at the registered office or at such other place as the Board may appoint accompanied by the share certificate for the shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transfer to make the transfer;

(ii) is in respect of only one class of shares;

(iii) is in favour of not more than four transferees;

(iv) is not in favour of a minor; and

(v) is not in favour of a bankrupt or person of mental health.

Subject to the provisions of the Regulations, the Board may permit the holding of shares in any class of shares in uncertificated form and the transfer of title to shares in that class by means of a relevant system and may determine that any class of shares cease to be a participating security.

7.2.3 Changes in share capital

(a) Subject to the provisions of the Companies Acts and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the Board shall determine. Subject to the provisions of the Companies Acts, and without prejudice to any rights attached to any existing shares or class of shares, the Company may issue shares which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder. Subject to the provisions of the Companies Act and the Articles, unissued shares are at the disposal of the Board.

(b) The Company may by ordinary resolution increase its share capital; consolidate and divide all or any of its share capital into shares of larger amount than its existing shares; subject to the provisions of the Companies Acts, subdivide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association; or cancel any shares which have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

(c) Subject to the Companies Acts, the Company may, by special resolution, reduce its share capital, any capital redemption reserve and any share premium account and may also, subject to the Companies Acts, the requirements of the UK Listing Authority, and the rights attached to any class of shares, purchase its own shares.

7.2.4 Variation of rights

(a) Subject to the provisions of the Companies Acts, the rights attached to any class of shares may (unless further conditions are provided by the terms of issue of the shares of that class) be varied or abrogated, whether or not the Company is being wound up, either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of holders of the shares of the class (but not otherwise).

(b) The rights attaching to any shares or class of shares are not, unless otherwise expressly provided, deemed to be varied by the creation or issue of further shares ranking *pari passu* with, or subsequent to, them or by the purchase or redemption by the Company of any of its own shares in accordance with the Companies Acts and the Articles.

7.2.5 Lien and forfeiture

The Company will have a lien (enforceable by sale) on every partly paid share (including dividends payable on such a share) for all moneys payable to the Company in respect of that share. The Board may call any moneys unpaid on shares and may forfeit shares on which calls payable are not duly paid. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited shares which have not been paid before the forfeiture.

7.2.6 Directors' interests

(a) Except as otherwise provided by the Articles, a director of the Company shall not vote at a meeting of the Board or a committee of the Board on any resolution of the Board concerning a matter in which he has an interest (other than by virtue of his interest in shares, debentures or other securities of, or otherwise in or through, the Company) that (together with any interest of any person connected with him) is, to his knowledge, material unless his interest arises only because the case falls within one or more of the following paragraphs:

(i) the resolution relates to the giving of a guarantee, security or indemnity in respect of money lent, or obligations incurred by him or any other person at the request of or for the benefit of, the Company or any of its subsidiary undertakings;

(ii) the resolution relates to the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he has assumed responsibility (in whole or in part whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(iii) the resolution relates to a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(iv) the resolution relates to any contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, within the meaning of Part VI of the Act, directly or indirectly, whether as an officer or shareholder or otherwise, provided that he is not the holder of or beneficially interested in shares representing one per cent or more of any class of the equity share capital of such body corporate or of the voting rights available to members of the relevant body corporate;

(v) the resolution relates to any contract, arrangement, transaction or proposal for the benefit of the employees of the Company or any of its subsidiary undertakings and does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates;

(vi) any contract, arrangement, transaction or proposal concerning any insurance which the Company is empowered to purchase or maintain for or for the benefit of any directors of the Company or for persons who include directors of the Company.

(b) A director of the Company may not vote or be counted in the quorum on a resolution of the Board or a committee of the Board concerning his own appointment (including fixing or varying the terms of appointments) to an office or employment with the Company or any body corporate in which the Company is interested.

7.2.7 Remuneration of Directors

(a) The ordinary remuneration of the Directors of the Company who do not hold executive office for their services (excluding amounts payable under any other provisions of the Articles described below) shall not exceed in aggregate £250,000 per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Subject thereto, each such Director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the Board. Any director who is appointed to any executive office shall be entitled to receive such remuneration as the Board may determine.

(b) Any director not holding executive office and who serves on any committee of the Board, who by the request of the Board goes or resides abroad for any purpose of the Company or otherwise performs special services which in the opinion of the Board of the Company are outside the scope of the ordinary duties of a director, may (without prejudice to subparagraph (a) above) be paid such extra remuneration by way of salary, commission or otherwise as the Board may determine.

(c) The Board may provide benefits, whether by the payment of gratuities, pensions or insurance or otherwise, for any past or present director of the Company (or other employee of the Company or any subsidiary or associated company), or any member of his family, or any person who is or was dependent on him and may contribute to any fund and pay premiums for the purchase or provisions of any such benefit.

(d) The Directors may be paid by the Company all travelling, hotel and other expenses properly incurred in attending meetings of the Directors or committees of the Board or general meetings or otherwise in connection with the discharge of their duties.

(e) A director shall not be required to hold any shares of the Company by way of qualification.

7.2.8 Appointment of Directors

Directors may be appointed by the Company by ordinary resolution or by the Board. A director appointed by the Board holds office only until the next general meeting and is not taken into account in determining the Directors who are to retire by rotation at that meeting. Unless and until otherwise determined by ordinary resolution the number of Directors shall be not less than four, nor more than 16, in number.

7.2.9 Retirement of Directors by rotation

At every annual general meeting of the Company, as nearly as possible one-third of the Directors of the Company shall retire by rotation. The Directors to retire shall be those Directors who have been longest in office or, in the case of those who were appointed or re-appointed on the same day, shall be (unless they otherwise agree) determined by lot.

7.2.10 Powers of the Board

Subject to the Companies Act, the Memorandum of Association, the Articles and to any directions given by the Company in general meeting by special resolution, the business of the Company will be managed by the Board which may exercise all the powers of the Company. No alteration of the Memorandum of Association or the Articles and no such

special resolution shall invalidate any prior act of the Board which would have been valid if that alteration had not been made or that resolution had not been passed. A meeting of Directors or any committee authorised by the Board at which a quorum is present may exercise all powers exercisable by the Directors.

7.2.11 Borrowing powers

The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Companies Act, to issue debentures and other securities whether outright or as collateral security, for any debt, liability or obligation of the Company or of any third party. The Board will restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (but as regards subsidiaries only insofar as by the exercise of such rights or powers of control the Board can secure) that the aggregate principal amount from time to time outstanding of all borrowings by the Company and its subsidiaries (exclusive of borrowings owing by one member of the Group to another member of the Group) will not at any time without the previous sanction of an ordinary resolution of the Company exceed the sum of £1,000,000,000.

7.2.12 Indemnity of officers

Subject to the provisions of the Companies Acts but without prejudice to any indemnity to which a director of the Company may otherwise be entitled, every director or other officer shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings whether criminal or civil in which judgment is given in his favour or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

7.2.13 Untraced shareholders

The Company shall be entitled to sell at the best price reasonably obtainable, the shares of a member or the shares to which a person is entitled by transmission provided that:

(i) during a period of twelve years prior to the date of advertising its intention to sell such shares at least three dividends in respect of such shares have been declared and all dividend warrants and cheques sent have remained uncashed;

(ii) as soon as practicable after the expiry of the period referred to in sub-paragraph (i) above the Company inserts advertisements in a national daily newspaper and in a newspaper circulating in the area of the last known address of the member or other person giving notice of its intention to sell the shares;

(iii) during the period referred to in sub-paragraph (i) above and the period of three months following the publication of the advertisements referred to in sub-paragraph (ii) above the Company receives no indication of the whereabouts or existence of the member or other person; and

(iv) if the shares are listed on the London Stock Exchange the Company gives notice to the London Stock Exchange of its intention to sell the shares prior to publication of the advertisements.

The net proceeds of such sale shall belong to the Company, which shall be obliged to account to the former member or other person previously entitled to the shares for an amount equal to the proceeds as a creditor of the Company.

7.2.14 Members resident abroad

Members with registered addresses outside the United Kingdom are not entitled to receive notices from the Company unless they have given the Company an address within the United Kingdom at which such notices may be served.

7.2.15 THUS Group Preference Shares

(a) Dividends

The THUS Group Preference Shares shall confer upon the holders thereof the right, subject to the provisions of the Companies Act and the Articles, to receive:

(i) in priority to the payment of any dividend to the holders of the THUS Group Ordinary Shares, a preferential dividend of £0.20 per THUS Group Preference Share (exclusive of any associated tax credit) payable on the date of issue of the relevant THUS Group Preference Shares;

(ii) in priority to the payment of any dividend to the holders of the THUS Group Ordinary Shares, a fixed cumulative preferential dividend of 10 per cent. per annum per THUS Group Preference Share (exclusive of any associated tax credit) payable half-yearly in arrears on 30th April and 31st October (or the nearest business day after such date) in each year; and

(iii) in priority to the payment of any dividend to the holders of the THUS Group Ordinary Shares, a variable participating dividend of 1 per cent. on the amount of the Company's annual consolidated post tax profits up to £50 million, 0.1 per cent. on the Company's annual consolidated post tax profits between £50 million and £100 million and 0.01 per cent. on the Company's annual consolidated post tax profits in excess of £100 million.

Dividends paid to the holders of the THUS Group Preference Shares shall be paid according to the amounts paid up or credited as paid up on the THUS Group Preference Shares.

(b) Voting rights

The THUS Group Preference Shares shall (subject to the provisions of the Companies Act and of the Articles) confer on the holders the right to receive notice of and to attend all general meetings of the Company but shall only confer the right to speak or vote at any such meeting if the business of the meeting includes the consideration of a resolution for winding up the Company or modifying, varying or abrogating any of the rights or privileges attaching to the THUS Group Preference Shares, or if any part of any dividend payable in respect of the THUS Group Preference Shares is six months or more in arrears. For any resolution on which holders of the THUS Group Preference Shares are entitled to vote, each such holder present in person shall, on a show of hands, have one vote and, on a poll, each such holder present in person or by proxy, shall have one vote in respect of every £1 in nominal amount of THUS Group Preference Shares of which he is the holder.

(c) Distribution of assets on liquidation or other return of capital

In the event of a winding up of the Company or other return of capital (except on conversion, redemption or purchase by the Company of any of its shares), the assets of the Company available for distribution among the shareholders shall be divided in the following manner and order of priority:

(i) firstly, in paying to the holders of THUS Group Preference Shares all unpaid arrears and accruals of dividends (whether or not such unpaid arrears and accruals have become due and payable) to be calculated down to and including the date of return of capital;

(ii) secondly, in paying to the holders of THUS Group Preference Shares a sum equal to the capital paid up or credited as paid up in respect of the THUS Group Preference Shares held by them, respectively;

(iii) thirdly, in paying to the holders of the THUS Group Ordinary Shares a sum equal to the capital paid up or credited as paid up in respect of the THUS Group Ordinary Shares held by them; and

(iv) fourthly, in paying any surplus to the holders of the THUS Group Ordinary Shares and the THUS Group Preference Shares, 0.5 per cent. of such surplus being paid to the holders of the THUS Group Preference Shares and 99.5 per cent. of such surplus being paid to the holders of the THUS Group Ordinary Shares rateably in accordance with the amount paid up or credited as paid up on the THUS Group Preference Shares and the THUS Group Ordinary Shares held by them respectively.

(d) Restrictions

The Company is prohibited from taking certain actions, including capitalising profits or making certain issues of new shares or reducing its capital in certain circumstances, unless the Company shall have obtained the consent in writing of the holder or holders of THUS Group Preference Shares, representing three-quarters of the nominal value of the THUS Group Preference Shares then outstanding or the approval of an extraordinary resolution of the shareholders passed at a separate meeting of the holders of the THUS Group Preference Shares then outstanding validly held in accordance with the provisions of the Articles.

(e) General

The holders of the THUS Group Preference Shares shall be entitled to the right to be sent (at the same time as the same are sent to the holders of THUS Group Ordinary Shares) all notices of general meetings of the Company and a copy of all circulars and other like documents sent by the Company to the holders of THUS Group Ordinary Shares.

7.2.16 In this paragraph 7, the term "Companies Act" has the meaning given by section 744 of the Act and includes any enactment passed after those Acts which may, by virtue of that or any other such enactment, be cited together with those Acts as the "Companies Acts" (with or without the addition of an indication of the date of any such enactment).

8. Summary of principal differences between the THUS Articles and the THUS Group Articles

The principal differences between the THUS Group Articles and the THUS Articles are explained below. A copy of the THUS Group Articles and the THUS Articles will be available for inspection as set out in paragraph 24 below. A copy of the THUS Articles (including the amendments proposed to be made at the Extraordinary General Meeting) will be available during, and for at least 15 minutes prior to, the Court Meeting and the Extraordinary General Meeting.

8.1 Article 4.3 of the Articles of Association of THUS Group provides that holders of THUS Group Preference Shares are entitled to a preferential dividend of £0.20 per THUS Group Preference Share, payable on the date of issue of the relevant THUS Group Preference Shares. This initial dividend entitlement reflects the accrued preferential dividends on the THUS Preference Shares.

8.2 The Articles of Association of THUS Group contain no provisions equivalent to Article 7 of the Articles of Association of THUS, which Article provides the directors of THUS with authority to allot further shares in THUS and dis-applies the statutory pre-emption rights in respect of any such allotments. Such powers and disapplication in respect of THUS Group will be provided by way of shareholder resolution.

9. Directors' and other interests in THUS and THUS Group

9.1 Set out below are the beneficial interests of the directors of THUS Group in THUS Shares. The interests are calculated as at 16 January 2002 (the latest practicable date prior to the publication of this document). In the event that the Scheme becomes effective then the directors of THUS Group will have the following beneficial interests in THUS Group Shares by virtue of the effect of the Scheme on their existing holdings of THUS Shares. The following table does not reflect the extent to which any directors of THUS Group may have additional beneficial interests by virtue of their exercising any options under the THUS Employee Share Schemes. The intentions of the directors in this regard are set out in paragraph 9.3 of this Part 7. In addition, the following table

does not reflect the extent to which any directors of THUS Group may have additional beneficial interests by virtue of subscribing new THUS Ordinary Shares pursuant to the Open Offer.

Directors	No. of THUS Ordinary Shares/THUS Group Ordinary Shares	Percentage of issued ordinary share capital
Charles Berry	10,000	0.0014
William Allan	59,608	0.0084
John Maguire	Nil	Nil
Philip Male	27,449	0.0039
James Reid	20,000	0.0028
Roy Brown	4,500	0.0006
Ian Chippendale	33,225	0.0047
Josephine Connell	17,000	0.0024
Michael de Kare-Silver	5,000	0.0007
David Nish	2,114	0.0003

The interests of the Directors together represent approximately 0.025 per cent. of the issued share capital of THUS in existence as at 16 January 2002, the latest practicable date prior to the publication of this document.

9.2 In addition to their being treated as having an interest in 19,500,586 THUS Ordinary Shares held in the THUS plc Employee Share Trust, the Directors of THUS Group also have interests in THUS Ordinary Shares as at the date referred to in paragraph 9.1 above as a result of their participation in the THUS plc Employee Share Schemes. These interests were as follows:

Director	Number of options outstanding as at 16 January 2002, the latest practicable date prior to publication of this document			
	Sharesave Scheme	Executive Scheme	Discretionary Scheme	Equity Plan
William Allan	—	234,662	—	252,982
John Maguire	—	—	1,000,000	—
Philip Male	2,136	184,049	—	133,932
James Reid	—	—	500,000	—

The options granted to William Allan and Philip Male under the Executive Scheme have an exercise price of £3.26 per share and are exercisable during the period from June 2003 to June 2010. John Maguire's options under the Discretionary Scheme are exercisable at 72 pence per share during the period from December 2003 to December 2007. James Reid's options under the Discretionary Scheme have an exercise price of 60 pence per share and are exercisable during the period from June 2004 to June 2008.

The Performance Unit Equity Plan entitlements of William Allan and Philip Male represent the balance of shares due to them under the terms of that plan, for which no consideration is payable. The second tranche of entitlement (amounting to 25 per cent.) is exercisable between 17 November 2001 to 17 May 2002 and the balance of entitlement (50 per cent.) is exercisable between 17 November 2002 and 17 May 2003. Both William Allan and Philip Male exercised their first tranche (25 per cent. entitlement) last year.

9.3 In the event that the Scheme is completed then the directors of THUS Group will have interests in THUS Group Ordinary Shares arising pursuant to their existing interests in THUS Ordinary Shares under the THUS Employee Share Schemes referred to above. The extent to which they do have interests in THUS Group Ordinary Shares will depend upon whether they exercise or rollover their options/awards. The directors of THUS Group intend to rollover their options and awards.

9.4 The above interests are based upon the interests of the directors of THUS Group in THUS Shares which (a) have been notified by each director of THUS Group to THUS pursuant to section 324 or section 328 of the Act before 16 January 2002 (the latest practicable date prior to the publication

of this document), or (b) are required pursuant to section 325 of the Act to be entered into the register of directors' interests maintained under that section, or (c) are interests of a connected person (within the meaning of section 346 of the Act) of a director of THUS Group which would, if the connected person were a Director, be required to be disclosed under such sections of the Act, and the existence of which is known to or could with reasonable diligence be ascertained by that director of THUS Group.

9.5 Save as set out above and save for David Nish's interest in the one THUS Group Ordinary Share held by him prior to the Effective Date and David Nish and Charles Berry's (as directors of Scottish Power plc) interest in 1,999,999 THUS Group Ordinary Shares held by Scottish Power plc prior to the Effective Date, no director of THUS Group (nor any person connected with them) has any interests (beneficial or non-beneficial) in the share capital of THUS Group. Save as set out above, no director of THUS Group (nor any person connected with them) holds an interest in any other securities of the Group.

9.6 Insofar as is known to THUS Group on 16 January 2002 (the latest practicable date prior to the publication of this document), the following persons will hold, following admission to the Official List, directly or indirectly, interests (as defined in Part VI of the Act) representing 3 per cent. or more of the issued THUS Group Shares (on the basis of their existing holdings of THUS Shares as at 16 January 2002, the latest practicable date prior to the publication of this document):

Name of Shareholder	*Existing holding of THUS Ordinary Shares*	*Number of THUS Group Ordinary Shares*	*per cent. of issued ordinary share capital*	*Existing holding of THUS Preference Shares*	*Number of THUS Group Preference Shares*	*per cent. of issued preference share capital*
Scottish Power plc	353,396,513	353,396,513	50.1	25,000,000	25,000,000	100.0
Cater Allen International Limited	27,100,000	27,100,000	3.8	0	0	0

Note:

The table set out above assumes (i) no dealings in THUS or THUS Group after 16 January 2002 (being the latest practicable date prior to the publication of this document); and (ii) no issues of shares by THUS or THUS Group other than pursuant to the Scheme after 16 January 2002 (being the latest practicable date prior to the publication of this document). In particular, any shares which may be issued pursuant to the Open Offer have not been taken into account in the above table. Depending on the level of subscription by THUS Shareholders and underwriters other than Scottish Power plc under the Open Offer, Scottish Power plc will, following completion of the Open Offer, hold between 714,387,741 and 926,439,093 THUS Ordinary Shares.

9.7 Save as disclosed in paragraph 9.6 above, THUS Group is not aware of any person who is, or will be, immediately following admission to the Official List, directly or indirectly, interested in 3 per cent. or more of the THUS Group Ordinary Shares or the THUS Group Preference Shares.

9.8 THUS Group is not aware of any person other than ScottishPower and its parent undertakings who, following implementation of the Scheme, directly or indirectly, jointly or severally, exercises or could exercise control over THUS Group.

9.9 Other than Charles Berry and David Nish who, as directors of Scottish Power plc are regarded as having an interest in transactions between the Company and the ScottishPower Group, no director of THUS Group has or has had any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of THUS Group or the Group and which was effected by THUS Group or any member of the Group during the current or immediately preceding financial year, or which was effected during an earlier financial year and remains in any respect outstanding or unperformed. Under the terms of the Relationship Agreement summarised in paragraph 13.1 below, the Directors nominated by ScottishPower are not permitted to vote on or count in the quorum in relation to any Board meeting where THUS intends to enter into or enforce any contract, arrangement or transaction with any member of the ScottishPower Group.

9.10 None of the directors of THUS Group had a beneficial interest in any contract to which the Company or a subsidiary was a party during the financial year.

9.11 There are no outstanding loans or guarantees granted or provided by THUS or THUS Group or any of their respective subsidiaries or for the benefit of any director of THUS Group.

10. Directors' service agreements and term of appointment

10.1 The executive directors of THUS Group will be:

William Allan	Chief Executive
John Maguire	Chief Financial Officer
Philip Male	Executive Director, Operations
James Reid	Executive Director, Sales & Marketing

10.2 Following completion of the Scheme, the executive directors of THUS Group will continue to be employed under their existing service contracts by THUS.

For further details of pension entitlements, see note 31 to Part 3.

10.3 On 22 October 1999 THUS entered into a service contract with William Allan pursuant to which Mr Allan is employed by THUS as Chief Executive. The contract is terminable on either party's provision of not less than 12 months' notice in writing. For a period of 12 months following a trade sale by ScottishPower of the business and assets of THUS or a sale by ScottishPower of a controlling interest in the shares of THUS, Mr. Allan is entitled to be given a notice period of 24 months in respect of termination by THUS of his service agreements. For the period from the commencement of the thirteenth month following such sale and ending 24 months after such sale, Mr Allan is entitled to be given a decreasing notice period of between 23 and 12 months. Thereafter, Mr Allan will be entitled to a notice period of 12 months. The Demerger will not trigger these extended notice provisions. Mr Allan is entitled to an annual salary of £255,000 which is subject to review by THUS. Mr Allan is also entitled to participate in any performance related pay scheme of THUS for certain senior staff on such terms and conditions as THUS may from time to time determine, and also to a contract car, private health insurance, pre-retirement leave at the age of sixty-two amounting to one day for each completed year of continuous employment, subject to a maximum of thirty five days and other benefits. Mr Allan will whilst THUS remains a subsidiary of ScottishPower be eligible to be a member of the ScottishPower Pension Scheme subject to the provisions of that scheme. In the event that THUS ceases to remain a subsidiary of ScottishPower, then THUS will provide benefits broadly equivalent in aggregate thereto. In the event that Mr Allan is unable to perform his duties due to illness, he will be entitled to full salary during any period of incapacity of not more than six months (whether consecutive or not) during any period of twelve consecutive months. Any further payments will be limited to such salary as determined by the Board.

10.4 On 11 October 2000 THUS entered into a service contract with John Maguire pursuant to which Mr Maguire is employed by THUS as Chief Financial Officer. The contract is terminable on either party's provision of not less than 12 months' notice in writing. For a period of 12 months following a takeover (defined as an offer to shareholders of THUS to acquire their shares in THUS, which offer becomes unconditional in all respects, or, such conditions that are not satisfied are waived in full) of THUS, Mr. Maguire is entitled to be given a notice period of 24 months in respect of termination by THUS of his service agreements. For the period from the commencement of the thirteenth month following such takeover and ending 24 months after such takeover, Mr Maguire is entitled to be given a decreasing notice period of between 23 and 12 months. Thereafter, Mr Maguire will be entitled to a notice period of 12 months. The Demerger will not trigger these extended notice provisions. Mr Maguire is entitled to an annual salary of £180,000 (including director's fees from the Group) which is subject to review by THUS. Mr Maguire is also entitled to participate in any performance related pay scheme of THUS for certain senior staff on such terms and conditions as THUS may from time to time determine, and also to a contract car, private health insurance, pre-retirement leave at the age of sixty-two amounting to one day for each completed year of continuous employment, subject to a maximum of thirty five days and other benefits. Mr Maguire will whilst THUS remains a subsidiary of ScottishPower be eligible to be a member of the ScottishPower Pension Scheme subject to the provisions of that scheme. In the event that Mr Maguire is unable to perform his duties due to illness, he will be entitled to full salary during any period of incapacity of not more than six months (whether consecutive or not) during any period of twelve consecutive months. Any further payments will be limited to such salary as determined by the Board.

10.5 On 22 October 1999 THUS entered into a service contract with Philip Male pursuant to which Mr Male is employed by THUS as Executive Director, Operations. The contract is terminable on either party's provision of not less than 12 months' notice in writing. For a period of 12 months following a trade sale by ScottishPower of the business and assets of THUS or a sale by ScottishPower of a controlling interest in the shares of THUS, Mr. Male is entitled to be given a notice period of 24 months in respect of termination by THUS of his service agreements. For the period from the commencement of the thirteenth month following such sale and ending 24 months after such sale, Mr Male is entitled to be given a decreasing notice period of between 23 and 12 months. Thereafter, Mr Male will be entitled to a notice period of 12 months. The Demerger will not trigger these extended notice provisions. Mr Male is entitled to an annual salary of £200,000 which is subject to review by THUS. Mr Male is also entitled to participate in any performance related pay scheme of THUS for certain senior staff on such terms and conditions as THUS may from time to time determine, and also to a contract car, private health insurance, pre-retirement leave at the age of sixty-two amounting to one day for each completed year of continuous employment, subject to a maximum of thirty five days and other benefits. Mr Male will whilst THUS remains a subsidiary of ScottishPower be eligible to be a member of the ScottishPower Pension Scheme subject to the provisions of that scheme. In the event that THUS ceases to remain a subsidiary of ScottishPower, then THUS will provide benefits broadly equivalent in aggregate thereto. In the event that Mr Male is unable to perform his duties due to illness, he will be entitled to full salary during any period of incapacity of not more than six months (whether consecutive or not) during any period of twelve consecutive months. Any further payments will be limited to such salary as determined by the Board.

10.6 On 6 March 2001 THUS entered into a service contract with James Reid pursuant to which Mr Reid is employed by THUS as Executive Director, Sales and Marketing. The contract is terminable on either party's provision of not less than 12 months' notice in writing. Mr Reid is entitled to an annual salary of £180,000 which is subject to review by THUS. Mr Reid is also entitled to participate in any performance related pay scheme of THUS for certain senior staff on such terms and conditions as THUS may from time to time determine, and also to a contract car, private health insurance, pre-retirement leave at the age of sixty-two amounting to one day for each completed year of continuous employment, subject to a maximum of thirty five days and other benefits. Mr Reid will whilst THUS remains a subsidiary of ScottishPower be eligible to be a member of the ScottishPower Pension Scheme subject to the provisions of that scheme. In the event that THUS ceases to remain a subsidiary of ScottishPower, then THUS will provide benefits broadly equivalent in aggregate thereto. In the event that Mr Reid is unable to perform his duties due to illness, he will be entitled to full salary during any period of incapacity of not more than six months (whether consecutive or not) during any period of twelve consecutive months. Any further payments will be limited to such salary as determined by the Board.

10.7 Save as disclosed in paragraphs 10.3 to 10.6 above, there are no existing or proposed service agreements between any director of THUS Group and any member of the Group.

10.8 Save as disclosed in paragraph 10.9 below, the non-executive directors of THUS Group do not have service contracts. The annual fees paid to each non-executive director of THUS Group are currently £30,000 per annum, except the ScottishPower-appointed non-executive Directors, Charles Berry and David Nish, who are not entitled to receive any such fees.

10.9 On 11 January 2002, Charles Berry, David Nish, Ian Chippendale, Josephine Connell, Michael de Kare-Silver and Roy Brown were appointed as non-executive directors of THUS Group for fixed terms of three years terminable at the request of the Board. The Board reviews on a regular basis (and not less than every three years) whether a non-executive director should continue in office. Such directors' appointment may be terminated by the Company at any time.

10.10 The aggregate remuneration (including salaries, fees, pension contributions, bonus payments and benefits in kind) of the Directors of THUS Group paid by any member of the Group for the financial year ended 31 March 2001 under the arrangements then in force was £667,905 including salaries of directors of THUS resigning in that year (but excluding compensation for loss of office of £264,000). The aggregate remuneration (including salaries, fees, pension contributions, bonus payments and benefits in kind) of the Directors of THUS Group paid by any member of the Group for the current financial year under the arrangements in force as at the date of this document is estimated to be approximately £1.57 million.

10.11 There is no arrangement under which a director has agreed to waive future THUS or THUS Group emoluments nor have there been any such waivers during the financial year immediately preceding the date of this document.

10.12 The total emoluments receivable by the Directors will not be varied as a result of the Scheme.

10.13 Save as disclosed below, the Directors do not hold, nor have they held during the five years preceding the date of this document, any directorships in companies other than those of the Group or subsidiaries of the companies listed below.

Name	Company	Position Still Held?
William Allan	Demon Internet Inc.	yes
	Scotland on Line Limited	yes
	THUS plc	yes
	THUS Profit Sharing Trustees Limited	yes
	Barbados External Telecommunications Company	no
	Barbados Telephone Company	no
	Cable & Wireless Communications Services Limited Japan	no
	Camjar plc	no
	Cityscape Global Media Limited	no
	Cityscape Internet Services Limited	no
	Cityscape Limited	no
	Clubcall Telephone Services Limited	no
	Clubline Services Limited	no
	Copperteam Limited	no
	Demon Internet Limited	no
	Demon Limited	no
	Dispatch Publishing Limited	no
	Entel Panama	no
	International Digital Communications (IDC Japan)	no
	Lancastrian Holdings Limited	no
	Locomotive Software Developments Limited	no
	Locomotive Software Group Limited	no
	Megafone (UK) Limited	no
	Nakhodka Telecom	no
	Pinnacle Air Time Limited	no
	Pinnacle Cellular Group Limited	no
	Pinnacle Cellular Limited	no
	Pinnacle Paging Limited	no
	Pinnacle Phone Services Limited	no
	Pinnacle Service Centre Limited	no
	Psychic Companions Limited	no
	Sakhalin Electrosvyaz	no
	Sakhalin Telecom	no
	Sakhalin Telecom Mobile	no
	ScottishPower Telecommunications Limited	no
	Spotlight Trading Limited	no
	SPPT Limited	no
	Telecommunications of Jamaica	no
	Teledata (Holdings) Limited	no
	Teledata (Outsourcing) Limited	no
	Teledata Scotland Limited	no
	Telephone Information Services plc	no
	Telephone International Media Holdings Limited	no
	Telephone International Media Limited	no
	The CallCentre Service Limited	no
	The Information Service Limited	no
	The IP Systems Operation Limited	no

Name	Company	Position Still Held?
	TIM Limited	no
	Turnpike 1996 Limited	no
	Turnpike Limited	no
	Watermark Games Limited	no
	Woodend Cellular Limited	no
	Woodend Communications Limited	no
	Woodend Group Limited	no
	Woodend Holdings Limited	no
Charles Andrew Berry	Caledonian Gas Limited	yes
	Camjar plc	yes
	Cityscape Global Media Limited	yes
	Cityscape Internet Services Limited	yes
	Cityscape Limited	yes
	Clubcall Telephone Services Limited	yes
	Clubline Services Limited	yes
	Copperteam Limited	yes
	Demon Internet Limited	yes
	Demon Limited	yes
	Dispatch Publishing Limited	yes
	Electricity Association Ltd.	yes
	Genscot Limited	yes
	Lancastrian Holdings Limited	yes
	Locomotive Software Developments Limited	yes
	Locomotive Software Group Limited	yes
	Megafone (UK) Limited	yes
	Psychic Companions Limited	yes
	Rosyth Regeneration Limited	yes
	Scottish Electricity Settlements Limited	yes
	Scottish Power Generation Limited	yes
	Scottish Power plc	yes
	Scottish Power UK plc	yes
	ScottishPower Energy Supply Limited	yes
	ScottishPower Energy Trading Limited	yes
	ScottishPower Investments Limited	yes
	ScottishPower Telecommunications Limited	yes
	SP Dataserve Limited	yes
	Spotlight Trading Limited	yes
	SPPT Limited	yes
	Teledata (Holdings) Limited	yes
	Teledata (Outsourcing) Limited	yes
	Teledata Scotland Limited	yes
	Telephone Information Services plc	yes
	Telephone International Media Holdings Limited	yes
	Telephone International Media Limited	yes
	The CallCentre Service Limited	yes
	The Information Service Limited	yes
	The IP Systems Operation Limited	yes
	THUS plc	yes
	TIM Limited	yes
	Turnpike 1996 Limited	yes
	Turnpike Limited	yes
	Watermark Games Limited	yes
	Manweb Services Limited	no
	Roboscot (38) Limited	no
	Southern Water plc	no

Name	Company	Position Still Held?
Roy Drysdale Brown	Brambles Industries Ltd	yes
	Brambles Industries plc	yes
	British United Provident Association	yes
	BUPA	yes
	GKN plc	yes
	KG Fruits Limited	yes
	THUS plc	yes
	Unilever NV	no
	Unilever plc	no
Ian Hugh Chippendale	Association of British Insurers	yes
	Direct Line Group Limited	yes
	Direct Line Group Services Limited	yes
	Direct Line Insurance plc	yes
	Direct Line Life Holdings Limited	yes
	Direct Line Life Insurance Company Limited	yes
	Direct Line Unit Trusts Limited	yes
	Green Flag Group Limited	yes
	Green Flag Holdings Limited	yes
	Green Flag Limited	yes
	Headrow Reinsurance Limited	yes
	Linea Directa Aseguradora S.A.	yes
	Privilege Insurance Company Limited	yes
	Privilege Insurance Holdings Limited	yes
	RBSG International Holdings Limited	yes
	RBSG Insurance Services Limited	yes
	Tesco Personal Finance Group Limited	yes
	Tesco Personal Finance Limited	yes
	THUS plc	yes
	UK Insurance Limited	yes
	Direct Line Accident Management Limited	no
	Direct Line E-Commerce Limited	no
	Direct Line Financial Services Limited	no
	Latium Group Limited	no
	Mentor Interactive Training Limited	no
	Privilege Assistance Limited	no
	Privilege Finance Limited	no
	Privilege Financial Services Limited	no
	Privilege Home and Contents Limited	no
	Privilege Insurance Company Limited	no
	Privilege Insurance Holdings Limited	no
	Privilege Investment Limited	no
	Privilege Legal Protection Limited	no
	Privilege Limited	no
	Privilege Loans Limited	no
	Privilege Mortgages Limited	no
	Privilege Motor Legal Protection Limited	no
	Privilege Pensions Limited	no
	Privilege Shares Limited	no
	Privilege Travel Services Limited	no
	Privilege Underwriting Limited	no
	Privilege Vehicle Breakdown Recovery Services Limited	no

Name	Company	Position Still Held?
Josephine Lilian Connell	First Banking Systems Limited	yes
	Herts Tec Limited	yes
	THUS plc	yes
	Xansa plc	yes
Michael de Kare-Silver	Born2Learn.Com Limited	yes
	THUS plc	yes
	Flying Flowers Ltd	no
	The Great Universal Stores plc	no
	Kalchas Holdings Limited	no
	Kalchas Group	no
John Noel Maguire	THUS plc	yes
	Cable & Wireless Asia Pacific Training Services Pte Ltd	no
	Cable & Wireless Global Markets Pte Ltd	no
	Cable & Wireless I.D.C.	no
	Cable & Wireless Indonesia Ltd	no
	Cable & Wireless Japan (Finance)	no
	Cable & Wireless Singapore Pte Ltd	no
	C & W Seychelles	no
	Compunet Corporation Ltd	no
	Dhivehi Raajeyge Gulhum Private Ltd	no
	PT Dayamitra Telekomunikasi	no
	Sakhalin Telecom	no
	Sakhalin Telecom Mobile	no
Philip Stewart Male	Demon Internet Inc.	yes
	THUS plc	yes
	THUS Profit Sharing Trustees Limited	yes
	Demon Internet Limited	no
David Thomas Nish	Aspen 1 Limited	yes
	Aspen 4 Limited	yes
	Caledonian Communications Limited	yes
	Electricity Supply Nominees (Scotland) Limited	yes
	Manweb Limited	yes
	Manweb Nominees Limited	yes
	Manweb Pensions Trustee Limited	yes
	Manweb Services Limited	yes
	Manweb Share Scheme Trustees Limited	yes
	SaBRe Water Limited	yes
	ScotPower Limited	yes
	Scotsgrid Limited	yes
	Scotspower Limited	yes
	Scottish Knowledge plc	yes
	Scottish Power plc	yes
	Scottish Power UK plc	yes
	Scottish Utility Services Limited	yes
	ScottishPower Insurance Limited	yes
	ScottishPower Investments Limited	yes
	ScottishPower NA 1 Limited	yes
	ScottishPower NA 2 Limited	yes
	ScottishPower Securities Limited	yes
	SSEB Limited	yes
	THUS plc	yes
	Barnfleet Limited	no

Name	Company	Position Still Held?
	Domestic Appliance Insurance Limited	no
	Merseyside Power Trading Limited	no
	Scottish Energy Services Limited	no
	ScottishPower Energy Trading Limited	no
	SP Dataserve Limited	no
	SP Manweb plc	no
	SP Power Systems Limited	no
James Archibald Reid	THUS plc	yes

10.14 No Director has:

(a) any unspent convictions relating to indictable offences;

(b) been declared bankrupt or has put forward a proposal for any individual voluntary arrangements;

(c) been subject to any public criticism by any statutory or regulatory authorities (including designated professional bodies) or has been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company;

(d) been a director with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with creditors generally or any class of creditors of such company;

(e) been a partner of any partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangements of such partnership or been a partner of any partnership at the time of or within 12 months preceding a receivership of any assets of such partnership; or

(f) been the owner of, or a partner in a partnership which was the owner, of any asset which was subject to receivership at the time or within the 12 months preceding such event.

11. Summary of share option schemes

11.1 THUS Employee Share Schemes

The Company operates a sharesave scheme; a UK profit sharing scheme; a non-UK profit sharing scheme for Group employees resident in The Netherlands; a performance equity plan and two discretionary share option schemes. In addition, the Board has also obtained shareholder approval for the creation of the THUS Group Employee Share Ownership Plan, though this plan has not yet been implemented. Inland Revenue approval has been received in respect of the sharesave scheme and the discretionary share option schemes. The THUS Employee Share Trust holds 19,500,586 THUS Ordinary Shares in order to satisfy the rights granted under the THUS Employee Share Schemes.

The principal provisions of the THUS Employee Share Schemes are summarised below.

11.2 The THUS plc Sharesave Scheme (the "Sharesave Scheme")

(a) Eligibility

All UK resident employees and executive directors of THUS or its participating subsidiaries or joint venture companies who have such period of continuous employment (not exceeding five years) as the board of directors of THUS shall determine may apply for options under the Sharesave Scheme whenever it is operated. The Sharesave Scheme has been in operation since 1 February 2000. The Board may nominate other employees for participation. At the Annual General Meeting in July 2000, THUS obtained shareholder approval to amend the rules of the Sharesave Scheme to allow its use in foreign territories.

(b) Issue of invitations and grant of options

Invitations to participate in the Sharesave Scheme may normally only be issued within the six weeks after the announcement of THUS's results for any period. Invitations may be issued outside these periods in exceptional circumstances.

At the time of receiving options, participants must enter into a savings contract with a nominated savings institution under which they agree to make monthly contributions, of up to £250 (or any higher amount permitted by legislation), from their pay. The savings contract can be fixed for a period of three or five years. The number of THUS Ordinary Shares over which a participant is granted an option will be the number that can be acquired, at the exercise price, with the savings made plus a bonus payable on maturity of the savings contract.

The Sharesave Scheme envisages that options will be satisfied by the transfer to participants of existing THUS Ordinary Shares.

No options may be granted under the Sharesave Scheme after the tenth anniversary of its adoption.

(c) Exercise Price

The exercise price of options may not be less than 80 per cent. of the middle market quotation of a THUS Ordinary Share derived from the London Stock Exchange Daily Official List over the three dealing days immediately before the date of invitation.

(d) Exercise of options

Options may normally only be exercised during the six month period following the bonus date of the related savings contract. This may be after the third, fifth or seventh anniversary of the date of grant. In certain circumstances, early exercise of options is permitted in respect of the number of THUS Ordinary Shares that may be acquired using the proceeds of the partially completed savings contract. Examples are where the participant leaves employment in circumstances of death, retirement at age 63 or at contractual retirement age, injury, disability or redundancy. If a participant leaves employment other than in such special circumstances his option will lapse. Options may also be exercised in the event of a takeover, reconstruction or amalgamation or voluntary winding-up of THUS (or, in certain circumstances, may be exchanged for options over shares in an acquiring company).

(e) Variation of share capital

In the event of any capitalisation issue, rights issue, subdivision, consolidation or reduction of capital or any other variation of THUS's share capital, the number of THUS Ordinary Shares under option and/or the exercise price may be adjusted by the board of directors of THUS with the approval of the Inland Revenue, where the auditors certify that the adjustment is, in their opinion, fair and reasonable.

(f) Rights of optionholders

Options are not transferable and may only be exercised by the persons to whom they were granted or their personal representatives. THUS Ordinary Shares transferred under the Sharesave Scheme will rank *pari passu* with shares of the same class then in issue (except in respect of entitlements arising prior to the date of exercise). Benefits under the Sharesave Scheme are not pensionable.

(g) Amendments

The provisions governing eligibility requirements, the numbers of THUS Ordinary Shares subject to the Scheme, individual participation limits, the terms of THUS Ordinary Shares provided and the adjustments that may be made following a variation of capital cannot be altered to the advantage of eligible employees or option holders without the prior approval of shareholders in general meeting (except for minor amendments to benefit the

administration of the Sharesave Scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment, for participants in the Sharesave Scheme or for THUS or its subsidiaries). No alteration may generally be made which would materially prejudice the subsisting rights of option holders without the prior consent or sanction of option holders holding 75 per cent. of the THUS Ordinary Shares under sharesave options. All changes are subject to prior approval of the Inland Revenue.

(h) International Appendix

Options can be granted to employees based in the Netherlands under the Appendix to the Sharesave Scheme (the "Appendix"). The Appendix disapplies references to the UK Inland Revenue and some of their requirements, as well as containing clauses in order to meet Dutch securities laws requirements.

At 11 December 2001 options outstanding under the THUS plc Sharesave Scheme were as follows:

					Number of ordinary shares under option		
Date of grant	Exercise price	Dates of vesting	Date of expiration	Granted	Exercised	Lapsed	Outstanding
01/02/00	£2.72	01/02/03	01/08/03	584,019	0	407,571	176,448
01/02/00	£2.72	01/02/05	01/08/05	447,951	0	273,660	174,291
Total				1,031,970	0	681,231	350,739

11.3 The THUS plc Executive Share Option Scheme (the "Executive Scheme")

The Executive Scheme is split into two parts. One part was used to grant options on a non-approved basis outside Inland Revenue limits and the other was used to grant options on an approved basis within Inland Revenue limits. A national insurance liability will arise on the exercise of non-approved options granted after 19 May 2000. Following the introduction of the THUS plc Discretionary Share Option Scheme (2000), THUS committed not to grant any further options under the Executive Scheme.

11.3.1 Non-Approved Options

(a) Performance targets

Options granted to participants are not normally exercisable unless the Company's Remuneration Committee is satisfied that there has been sustained and significant improvement in the underlying performance of THUS and specified performance targets have been satisfied.

The main performance condition which will need to be satisfied before these options may be exercised is that the growth in THUS's total shareholder return ("TSR") over a three year period must be greater than the median of that achieved by the companies in the FTSE Mid-250 and the constituent companies of the Telecommunications sector as classified by the FTSE Actuaries All Share Index. TSR is the aggregate of share price growth and dividends paid (assuming that such dividends are reinvested in THUS Ordinary Shares during the period).

(b) Exercise of options

Options may normally be exercised between the third and tenth anniversaries of the date of grant, at the end of which period they will lapse. They are generally only exercisable if the performance conditions that apply to them have been satisfied.

In certain circumstances, early exercise of options is permitted where the option holder leaves employment with the Group in circumstances of death, injury, disability,

ill-health, retirement at least 24 months after the date of grant of an option, the company for which the option holder works ceasing to be a subsidiary of THUS, the business for which the option holder works being transferred out of the THUS group or (if the Remuneration Committee so decides) for some other reason. In these circumstances (apart from retirement) options will be exercisable whether or not any performance conditions that apply to them have been satisfied. Options may also be exercised in the event of a take-over, reconstruction or amalgamation, demerger or voluntary winding-up of THUS (or, in certain circumstances, may be exchanged for options over shares in an acquiring company).

(c) Variation of share capital

In the event of any rights or capitalisation issue, sub-division, consolidation, reduction or other variation of its share capital or the implementation by THUS of a demerger or payment of a super dividend which would otherwise materially affect the value of an option, the Remuneration Committee may (subject to auditors' confirmation) adjust the number of THUS Ordinary Shares subject to options and the price payable on their exercise.

(d) Rights of option holders

Options are not transferable and may only be exercised by the persons to whom they were granted or their personal representatives. THUS Ordinary Shares transferred under the Executive Scheme will rank *pari passu* with THUS Ordinary Shares of the same class then in issue (except in respect of entitlements arising prior to the date of exercise). Benefits under the Executive Scheme are not pensionable.

(e) Amendments

The provisions governing eligibility requirements, the numbers of THUS Ordinary Shares subject to the Executive Scheme, individual participation limits, the terms of THUS Ordinary Shares provided and the adjustments that may be made following an event referred to in paragraph 11.3.1(c) cannot be altered to the advantage of eligible employees or option holders without the prior approval of shareholders in general meeting (except for minor amendments to benefit the administration of the Executive Scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the Executive Scheme or for THUS or its subsidiaries). No alteration may be made that would materially prejudice the subsisting rights of option holders without the prior consent or sanction of option holders holding 75 per cent. of the THUS Ordinary Shares under executive options.

11.3.2 Inland Revenue approved options

An appendix to the Executive Scheme (the "Appendix"), which has been approved by the Inland Revenue under Schedule 9 to the Income and Corporation Taxes Act 1988, permitted the grant of options having an aggregate exercise price not exceeding the Inland Revenue limit of £30,000. The rules of the Executive Scheme, as described above, apply to options granted under the Appendix subject to a number of additional restrictions and modifications set out in the Appendix to comply with the Inland Revenue's requirements.

At 11 December 2001 options outstanding under the Executive Scheme were as follows:

				Number of ordinary shares under option			
Date of grant	**Exercise price**	**Dates of vesting**	**Date of expiration**	**Granted**	**Exercised**	**Lapsed**	**Outstanding**
16/11/99	£3.10/£3.40	16/11/02	16/11/09	1,025,595	0	672,516	353,079
13/06/00	£3.26	13/06/03	13/06/10	3,428,604	0	1,337,120	2,091,484
Total				4,454,199	0	2,009,636	2,444,563

11.4 THUS plc Discretionary Share Option Scheme (2000) (the "Discretionary Scheme")

The Discretionary Scheme replaced the Executive Scheme from July 2000 and has been used to grant employees options on an approved basis within Inland Revenue rules as well as on a non-approved basis outside Inland Revenue limits. Each individual's participation is limited so that the number of options granted in any twelve month period does not exceed 300 per cent.

of base salary. The aggregate market value of the shares that are subject to options granted to an individual under the Inland Revenue approved part of the scheme must not exceed £30,000. Benefits under the Discretionary Scheme will not be pensionable.

(a) Eligibility

All employees and full-time directors of THUS and its subsidiaries and of joint venture companies are eligible to be granted options under the Discretionary Scheme, provided that they are not within 2 years of their contractual retirement age and are not otherwise excluded by the relevant legislation. A person is treated as a full-time director if he is obliged to devote not less than 25 hours per week to the performance of the duties of his office or employment.

(b) Grant of options

Options may normally only be granted within the six weeks following THUS's announcement of its results for any period. In addition, THUS may grant options at any other time when circumstances are considered by the Board to be sufficiently exceptional to justify that grant. Options may only be granted up to 28 September 2005.

(c) Exercise price

The price per THUS Ordinary Share payable on the exercise of an option is determined by the Board before its grant and may not be less than the middle-market quotation for a THUS Ordinary Share as derived from the London Stock Exchange Daily Official List on the day the option was granted or, if the Remuneration Committee so determines, the average of the middle-market quotations for the three dealing days preceding the date of grant or such other date as may be agreed with the Inland Revenue.

(d) Exercise of options

Options may normally be exercised between the third and seventh anniversaries of the date of grant, at the end of the period they will lapse. In certain circumstances, early exercise of options is permitted where the option holder leaves employment with the Group in circumstances of death, injury, disability, ill-health, retirement, the company for which the option holder works ceasing to be a subsidiary of THUS, the business for which the option holder works being transferred out of the Group or (if the Remuneration Committee so decides) for some other reason. In these circumstances (apart from retirement) options will be exercisable whether or not any performance conditions that apply to them have been satisfied. Options may also be exercised in the event of a take-over, reconstruction or amalgamation, demerger or voluntary winding-up of the Company (or, in certain circumstances, may be exchanged for options over shares in an acquiring company).

Participants only benefit under the Discretionary Scheme if certain performance targets are met. In this respect, the exercise of options granted to date is subject to THUS's total shareholder return being at least median. For two-thirds of the THUS Ordinary Shares under option, the comparator group is the FTSE Telecoms sector, with the option being exercisable as to 50 per cent. of the THUS Ordinary Shares in this part of the option for median performance against this comparator group rising on a straight line basis to full vesting for upper quartile performance. The remaining one-third of the THUS Ordinary Shares under option are exercisable dependent on THUS's performance against the companies comprising the FTSE Mid-250 Index (excluding telecommunications companies). Again, the option is exercisable as to 50 per cent. of the THUS Ordinary Shares in this part of the option for median performance against this comparator group rising on a straight-line basis to full vesting for upper quartile performance.

If the performance targets have not been satisfied in full on the third anniversary of the grant of the option, the performance targets may be recalculated on two further occasions (being the fourth and fifth anniversaries of the date of grant) based on performance to those dates. To the extent that any part of an option has not vested by the fifth anniversary it will lapse.

The performance condition does not apply to the grant of options over 2,000 THUS Ordinary Shares per employee that were made to substantially all staff (with the exception of the executive Directors) on 6 December 2000.

(e) Variation of share capital

In the event of any variation in the share capital of THUS, the number of THUS Ordinary Shares in respect of which any option may be exercised and the price at which THUS Ordinary Shares may be acquired may be adjusted by the Board as it considers appropriate with the prior approval of the Inland Revenue.

(f) Amendments

The rules governing eligibility, the price at which options may be granted, limits on individual participation, the circumstances in which options may be exercised and the adjustment of options on a variation of capital cannot be altered to the advantage of eligible employees or option holders without the prior approval of the shareholders in general meeting (except for minor amendments to benefit the administration of the Discretionary Scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the Discretionary Scheme or for THUS or its subsidiaries). In addition, no alteration may be made to the disadvantage of any participant in the Discretionary Scheme unless the alteration is approved by the holders of options covering the majority of options under the Discretionary Scheme. Special rules apply to alterations to performance targets.

All changes to the approved part of the scheme are subject to prior approval of the Inland Revenue.

At 11 December 2001 options outstanding under the Discretionary Scheme were as follows:

				Number of ordinary shares under option			
Date of grant	Exercise price	Dates of vesting	Date of expiration	Granted	Exercised	Lapsed	Outstanding
28/09/00	£1.41	28/09/03	28/09/07	361,086	0	184,083	177,003
06/12/00	£0.72	06/12/03	06/12/07	6,915,827	0	869,999	6,045,828
06/12/00	£0.72	06/12/03	06/12/07	5,352,000	0	1,602,000	3,750,000
20/12/00	£0.72	20/12/03	20/12/07	1,000,000	0	0	1,000,000
14/02/01	£0.72	14/02/04	14/02/08	160,000	0	80,000	80,000
05/06/01	£0.60	05/06/04	05/06/08	714,665	0	0	714,665
Total				14,503,578	0	2,736,082	11,767,496

11.5 The THUS plc Performance Unit Equity Plan (the "Equity Plan")

(a) Grant of Equity Shares

Prior to the flotation of the Company, rights to acquire 1,438,522 THUS Ordinary Shares ("Equity Shares") were granted to THUS's executive directors and certain senior managers. No payment was required for the grant of an Equity Share. No further Equity Shares have been or will be granted. THUS will be liable to make national insurance contributions on the market value of the THUS Ordinary Shares as at the dates of exercise.

(b) Equity Shares

Each Equity Share relates to a specific number of THUS Ordinary Shares and, on exercise in accordance with the rules of the Equity Plan, THUS will arrange for the transfer to the participant of the required number of THUS Ordinary Shares. No payment is required to exercise the Equity Share.

(c) Exercise of Equity Shares

An Equity Share may normally only be exercised in tranches over a period of three and a half years after the flotation of THUS.

An Equity Share must be exercised if at all as to 25 per cent. of the THUS Ordinary Shares subject to the Equity Share within the period of six months following the first anniversary of the flotation of THUS; as to a further 25 per cent. in the period of six months following the second anniversary of flotation and as to the remaining 50 per cent. in the period of six months following the third anniversary of flotation. Hence, to exercise the Equity Share in full, a participant is required to make three exercises. The Equity Share may not be exercised at any time unless the participant is employed by THUS or a subsidiary on the date of exercise.

Early exercise of an Equity Share is permitted in certain circumstances, including where the participant leaves employment with THUS in circumstances other than by reason of his summary dismissal in accordance with his service agreement or his resignation. Equity Shares may also be exercised in the event of a takeover, reconstruction or amalgamation, demerger or voluntary winding-up of THUS. Benefits under the Equity Plan are not pensionable.

(d) Rights of participants

Equity Shares are not transferable and may only be exercised by the persons to whom they were granted or their personal representatives.

(e) Variation of share capital

In the event of any variation of THUS's share capital the board of directors of THUS shall, subject to the auditors' confirmation that the adjustment is fair and reasonable if THUS or a participant so requests, adjust the number of THUS Ordinary Shares the subject of an Equity Share.

(f) Amendments

The Equity Plan may be altered by the Board from time to time in any manner provided that no alteration shall be effective to abrogate or alter adversely any subsisting right of any participant.

At 11 December 2001 unexercised Equity Shares under the Equity Plan were as follows:

				Number of ordinary shares			
Date of grant	**Exercise price**	**Dates of vesting**	**Date of expiration**	**Granted**	**Exercised**	**Lapsed**	**Outstanding**
22/10/99	nil	see above	17/05/2003	1,438,522	549,364	178,575	710,583

11.6 The THUS plc Employee Share Trust (the "Trust")

The Trust is constituted by a trust deed entered into between THUS and Barclays Private Bank & Trust (Isle of Man) Limited (the Trust Deed"), which is a trust company resident in the Isle of Man (the "Trustee").

Any THUS Ordinary Shares acquired by the Trustee are held on trust for the beneficiaries, being the employees and former employees of THUS and any of its subsidiaries (together with the spouses, widows, widowers, children under 18 and step-children under 18 of such employee or former employee) who are not resident in the Isle of Man for tax purposes. The Trustee is empowered to hold the trust fund for any one or more of the beneficiaries as it shall in its absolute discretion think fit.

The Trustee is empowered to apply any THUS Ordinary Shares that it holds towards the satisfaction of rights granted under the THUS Employee Share Schemes.

The Trust Deed contains provisions for the administration of the Trust, including the retention of funds by the Trustee to meet taxation and expenses and provisions governing its remuneration and protection.

11.7 The THUS plc Profit Sharing Scheme (the "Profit Sharing Scheme")

The Profit Sharing Scheme provides for the allocation to eligible employees of THUS Ordinary Shares that are held in trust for a specified period during which employees' freedom to dispose of such THUS Ordinary Shares is restricted. The Profit Sharing Scheme has been established under a trust deed entered into between THUS and THUS Profit Sharing Trustees Limited (the "Profit Sharing Trustee"). No further awards will be made under this plan.

(a) Retention of Ordinary Shares by the Profit Sharing Trustee

As required by the provisions of the Income and Corporation Taxes Act 1988, THUS Ordinary Shares received through the Profit Sharing Scheme will be held by the Profit Sharing Trustee for a minimum period of two years during which time they may not be sold, charged or otherwise disposed of by the employee except in the case of death, attainment of age 63 or cessation of service by reason of redundancy, injury or disability or in the event of a change of control of THUS. For the following year, the Profit Sharing Trustee will continue to hold such THUS Ordinary Shares unless the employee concerned wishes to sell or otherwise dispose of them. Thereafter the Profit Sharing Trustee will transfer them to the employee concerned.

(b) Participants' rights in respect of their THUS Ordinary Shares

While any THUS Ordinary Shares are held in trust, the respective employees will be the beneficial owners of the THUS Ordinary Shares and will be entitled to direct the Profit Sharing Trustee how to exercise their voting rights, to receive dividends and to participate in rights and capitalisation issues in the same way as shareholders. Benefits under the Profit Sharing Scheme are not pensionable.

(c) Amendments

Amendment of the main terms of the Profit Sharing Scheme (that is, those relating to eligibility, individual limits, the price at which THUS Ordinary Shares may be subscribed, adjustment of the number of THUS Ordinary Shares available and the voting, dividend, transfer and other rights attaching to THUS Ordinary Shares) to the advantage of participants will be subject to the prior approval of THUS in general meeting unless such amendment is a minor amendment to comply with or take account of any legislative provisions or to obtain or maintain favourable tax, exchange control or regulatory treatment. All changes will be subject to the prior approval of the Inland Revenue.

At 11 December 2001 details of THUS Ordinary Shares held in trust under the Profit Sharing Scheme were as follows:

Number of Shares issued	Value of Ordinary Shares Issued	Dates of vesting	Date of expiration
146,080	£544,148	24/11/01-24/11/02	n/a

11.8 The THUS plc (Overseas) Profit Sharing Scheme (the "Overseas Profit Sharing Scheme")

The Overseas Profit Sharing Scheme is not approved by the UK Inland Revenue. Its terms are substantially similar to those of the Profit Sharing Scheme save as follows:

(a) THUS Ordinary Shares received through the Overseas Profit Sharing Scheme will not be held by the Profit Sharing Trustee following the two year period of retention; and

(b) THUS Ordinary Shares allocated under the Overseas Profit Sharing Scheme may, at the Profit Sharing Trustee's discretion, be transferred to a participant or sold on his behalf at any time prior to the normal release of such shares to the participant from the trust, to satisfy any tax liability that may arise early.

At 16 January 2002 no THUS Ordinary Shares were held in trust under the Overseas Profit Sharing Scheme.

11.9 The THUS Group Employee Share Ownership Plan (the "ESOP")

The introduction of the ESOP was approved by the shareholders of THUS at the annual general meeting of THUS in July 2000. It has not yet been adopted and the Board is not proposing to introduce a replacement at the present time.

12. Effect of the Scheme on the THUS Employee Share Schemes

12.1 The effect of the Scheme on the THUS Employee Share Schemes is summarised in paragraph 11 of Part 1 of this document.

12.2 New Share Schemes in THUS Group

New share schemes proposed for THUS Group are summarised in paragraph 11 of Part 1 of this document. In addition, details of the proposed THUS Group Performance Share Plan ("PSP") are as follows:

(a) Eligibility

Employees (including Executive Directors) of THUS Group, its subsidiaries and joint venture companies, who are not within one year of reaching age 63 or their contractual retirement age (if earlier) are eligible to participate at the discretion of the Remuneration Committee; those who are between 12 and 24 months from their normal retirement age may be allowed to participate but with an award at only one-half of the level applicable to all other participants.

(b) Grant of awards

The Remuneration Committee may make awards under the PSP each year and shares in THUS Group with a value of up to 100 per cent. of the participant's base salary.

An award consists of the right to purchase shares in THUS Group for a nominal payment, although the rules permit the structure of awards to be changed if this would be advantageous from a tax perspective (including by dispensing with the need for payment of a nominal amount).

Awards can only be granted within the six weeks following the approval of the PSP by shareholders and thereafter within the six weeks following the announcement of THUS Group's results for any period, or in other exceptional circumstances.

No awards can be granted later than ten years after the approval of the PSP by shareholders and the Remuneration Committee will formally review the operation of the PSP and the Discretionary Scheme after no more than five years.

(c) Vesting of awards

An award will normally vest on the third anniversary of its grant to the extent that the applicable performance condition (see (d) below) had been satisfied and the participant is still employed by the Group (or was so employed at his actual retirement date).

An award may vest early for a limited period (six months or 12 months in the event of death) following cessation of employment in certain "good leaver" circumstances (e.g. redundancy or death) or on an amalgamation, takeover or winding up of THUS Group (not being an internal reorganisation) but only to the extent that the performance condition has been satisfied and pro rata to the time which the award has been outstanding bears to the anticipated award period of three years. If the participant ceases employment in other circumstances, his award will lapse, unless the Remuneration Committee otherwise determines.

Awards may not be exercised more than 10 years (or such shorter period as the Remuneration Committee determines) after grant.

(d) Performance Conditions

The Remuneration Committee will at the time of each invitation to participate in the PSP set the performance conditions. The conditions applicable to awards made at any time will be fully disclosed in the Company's Annual Report and Accounts for the year concerned. Initial awards made following the PSP's adoption will be subject to the following performance condition:

The Company's total shareholder return ("TSR") will be compared to that of a group of other major UK telecommunications companies. If the Company's TSR performance is equal to that of the median ranking company (the "Threshold Target") 30 per cent. of any award will vest. No award will vest if the Company's TSR performance is below the Threshold Target. 100 per cent. of any award will vest only if the Company's TSR performance is equal to or greater than that of the upper decile ranking company (the "Maximum Target"). The proportion of any award which will vest for performance between the Threshold Target and the Maximum Target will be calculated on a straight line basis.

In addition, before any shares are received by Participants, the Remuneration Committee must satisfy itself that the recorded TSR is consistent with the achievement of commensurate underlying performance of the business.

The awards will lapse to the extent that they have not been satisfied on the third anniversary; there will be no opportunity for retesting.

The Remuneration Committee may amend the performance conditions if the amended condition would provide a more appropriate measure of performance, always provided that such amended condition would be no less demanding to satisfy.

(e) Limits on the issue of shares

The PSP may operate over new issue shares or shares purchased in the market.

The number of shares which may be issued under the PSP in any year is limited to:

(a) 10 per cent. of THUS Group's ordinary issued share capital in respect of awards made in the preceding ten years under the PSP or any other employee share plan adopted by THUS Group or any subsidiary; and

(b) 5 per cent. of THUS Group's ordinary issued share capital in respect of awards made in the preceding ten years under the PSP, the Discretionary Share Option Plan or any other executive share plan adopted by THUS Group or any subsidiary.

(f) Rights attaching to shares

Ordinary shares allotted under the PSP will rank equally with all other ordinary shares of THUS Group in issue, but will not normally qualify for dividends or other rights for which the record date is earlier than the date of allotment of the shares. Application will be made to the UK Listing Authority for the shares to be admitted to the Official List.

(g) Variation of capital

In the event of any increase or variation of share capital, or of a demerger or the payment of a capital or special dividend or of any other circumstances similarly affecting awards, the Remuneration Committee may make such adjustments as it considers appropriate to adjust the number of shares subject to the award.

(h) Alterations to the PSP

The Remuneration Committee may at any time alter or add to the PSP in any respect, provided that the prior approval of shareholders is obtained for alterations or additions to the advantage of participants to the rules governing eligibility, limits on participation, the overall limits on the issue of shares, terms of exercise, the rights attaching to the shares acquired, non-assignability of awards and adjustments of awards.

The requirement to obtain the prior approval of shareholders will not, however, apply to any minor alteration made to benefit the administration of the PSP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any participating company in the Group. The above does not restrict the ability of the Remuneration Committee to adjust performance conditions to take account of supervening events.

(i) Extension of the PSP

The Directors will be seeking authority at the Extraordinary General Meeting to have power to extend the PSP to countries outside the UK. To do this, the Remuneration Committee may need either to add schedules to the PSP or to establish other plans based on the PSP which will take account of local tax, exchange control or securities laws in the relevant jurisdictions.

(j) Non-transferability of awards

Awards are not transferable other than to the participant's personal representative in the event of his death.

(k) Reorganisations

In the event of an internal reorganisation, including a future scheme of arrangement, the principle is that this should not accelerate the vesting of any awards or options granted under the PSP. Instead, awards would be replaced by new awards over shares in the new holding company or, if the participants did not agree to such an exchange, lapse.

(l) Pensionability

No benefits received under the PSP will be pensionable.

The Directors reserve the right up to the Extraordinary General Meeting to make any amendments and additions to the PSP as they consider appropriate, provided that amendments and additions do not conflict in any material respect with this summary of the PSP.

13. Material Contracts

Save as disclosed below, neither the Company nor any member of the Group has entered into any material contract, not being contracts entered into in the ordinary course of business, during the two years preceding the date of this document. Save as disclosed below, neither the Company nor any member of the Group has entered into any other contract, not being a contract entered into in the ordinary course of business, which contains any provision under which any member of the Group has any obligation or entitlement that is material to the Group as at the date of this document.

13.1 Commercial agreements between THUS and members of the ScottishPower Group

Intra-Group Transfer Agreements

On 30 September 1999, THUS entered into separate business transfer agreements, each on substantially the same terms, with each of ScottishPower Telecommunications Limited, Demon Internet Limited, The Information Service Limited, The CallCentre Service Limited, Lancastrian Holdings Limited, Watermark Games Limited and Megafone (UK) Limited (together the "ScottishPower Vendors"). Under each of these agreements, THUS is legally entitled to be indemnified by each of the ScottishPower Vendors for any corporation tax liability on chargeable gains resulting from THUS ceasing to be a member of ScottishPower's chargeable gains group before 30 September 2005, other than in circumstances where THUS has left the group as a result of its voluntary act or omission (being an act or omission which has not been consented to in writing by the relevant ScottishPower Group Company). The Directors currently estimate that such liability could be up to £570 million. The Directors' estimate is subject to the following principal uncertainties: (i) the rate of corporation tax applicable at the time of exit from the ScottishPower chargeable gains group; and (ii) the valuation attributable to the acquired business by the Inland Revenue as at 30 September 1999. Under a separate letter from ScottishPower to THUS dated 22 October 1999, ScottishPower has agreed to guarantee the obligations of each of the ScottishPower Vendors to indemnify THUS.

Fibre Agreement

Under the Fibre Agreement between THUS and ScottishPower, dated 30 September 1999, THUS is granted a 20-year licence (subject to earlier termination of the agreement) to use optic fibre installed on ScottishPower's overhead electricity network. THUS is also granted a right of first refusal for a period of ten years to install new optic fibre on ScottishPower's overhead infrastructure and to use existing optic fibre on ScottishPower's overhead infrastructure not currently used by THUS's business. An annual licence fee of £120.89 (excluding VAT) for each kilometre of optic fibre is payable by THUS. The licence fee for any new optic fibre is to be agreed at the time the licence of that new optic fibre is entered into. ScottishPower may terminate the Fibre Agreement if: (i) a competitor of ScottishPower acquires more than 30 per cent. of THUS's issued share capital; or (ii) THUS fails to pay the relevant charges in accordance with the Fibre Agreement (and such failure to pay is not remedied within 30 days). In addition, ScottishPower may terminate any licence of optic fibre and new optic fibre under the Fibre Agreement including, *inter alia*, where the continued use of the optic fibre, will in ScottishPower's reasonable opinion, have a material adverse effect on the operation by a ScottishPower Group company of its electricity transmission or distribution system or the delivery by that ScottishPower Group company of essential services, or will cause a ScottishPower Group company to fail to fulfil a statutory obligation or a condition of any utility licence it may hold. THUS may terminate any licence of optic fibre and new optic fibre under the Fibre Agreement, *inter alia*, where THUS concludes that the charge for maintenance of optic fibre has become excessive. THUS shall give ScottishPower no less than twelve months' notice of such termination. Either party may terminate the Fibre Agreement (and/or any licence of optic fibre and new optic fibre under it), *inter alia*; (i) on six months' notice if an event of *force majeure* (e.g. storm or flood) preventing ScottishPower from maintaining or repairing licensed optic fibre extends for a period of at least six months; (ii) for a material breach by the other party which has not been remedied within 40 business days of being requested to do so; or (iii) if action is taken (and not set aside) to place the other party in insolvent administration or to convene a meeting of its creditors.

In October 2001 the single contract was replaced with three separate contracts with companies within the ScottishPower Group (being SP Transmission Limited SP Distribution Limited and Manweb plc) in order to fulfil the requirements of the Office of Gas and Electricity Markets (OFGEM). The terms and conditions of these new contracts are substantially equivalent to the terms and conditions of the original contract, as set out above.

Master Lease Agreements

The Master Lease Agreements (one in respect of property in Scotland and one in respect of one property in England and Wales), entered into between THUS and ScottishPower on 30 September 1999, set out the terms on which THUS leases from ScottishPower Group

companies certain properties. The rent payable under the Master Lease Agreements varies depending on the premises leased. However, in each case the level of rent is based on market rates. The Master Lease Agreement for Scotland has a term of 15 years and then continues from year to year until terminated by either party. The Master Lease Agreement for England and Wales has a term of 15 years only. A lease of property under the Master Lease Agreements may be terminated by ScottishPower; (i) on 12 months' notice, if the property is required by ScottishPower for use in connection with its electricity businesses: (ii) on two years' notice, if the relevant ScottishPower Group company intends to cease using the property (in which case it will offer to sell the property to THUS at open market value); or (iii) if THUS breaches its obligations under the Master Lease Agreement, for example, by failing to pay rent when due. THUS may terminate a lease of property under the Master Lease Agreements: (i) on two years' notice if THUS intends to cease to use the property in connection with THUS's business; or (ii) on 12 months' notice, if the relevant ScottishPower Group company appoints a third party to provide facilities management and other telecommunications related services in connection with its electricity business.

Intellectual Property and Branding Agreement

The Intellectual Property and Branding Agreement, entered into between THUS and ScottishPower on 30 September 1999, provides primarily for THUS to use certain trademarks and brands owned by ScottishPower. The Agreement is royalty-free until THUS ceases to be a subsidiary of ScottishPower. The Agreement may be terminated, *inter alia*, as follows: (i) either party may terminate the agreement on giving not less that six months' written notice, provided that such notice cannot take effect until after the third anniversary of the commencement date of the contract; (ii) either party may terminate if the other is in material breach of its obligations (including those for payment); and (iii) either party may terminate if the other becomes insolvent. ScottishPower may terminate the Agreement as follows: (i) in the event that a change of control in terms of Section 416 of the Income and Corporation Taxes Act 1988 occurs in relation to THUS; and (ii) insofar as it relates to the name "ScottishPower" and/or the Diamond device logo, at any time by giving not less than six weeks' prior notice to THUS.

Strategic Network Facilities Management Agreement

The Strategic Network Facilities Management Agreement entered into between THUS and ScottishPower on 30 September 1999 sets out the terms on which THUS provides those services to ScottishPower Group companies other than Southern Water Services Limited ("Southern Water") (which receives similar services under the Operational Systems Facilities Management Agreement described below). ScottishPower pays a combination of fixed and non-fixed, use-based fees under this Agreement together with the cost of any capital items THUS procures or supplies. The Agreement has a term of six years, subject to earlier termination as described below. ScottishPower may terminate the whole or part of the Agreement if, *inter alia*: (i) THUS fails to remedy a material breach or persistent, non-material breaches of the Agreement after being requested to do so; (ii) a competitor of ScottishPower obtains more than 30 per cent. of THUS's issued share capital; or (iii) there is, in ScottishPower's reasonable opinion, a material risk that THUS's performance of the services will be likely to materially and adversely affect or interfere with the delivery by a ScottishPower Group company of an essential service (e.g. electricity) or the fulfilment by a ScottishPower Group company of its obligations under utility licences. THUS may terminate this Agreement if ScottishPower fails to pay after receiving notice to do so or commits another material breach of the Agreement. Either party may terminate the Agreement if, *inter alia, force majeure* affects the performance of the other's obligations for a continuous period of more than two months or for more than three months in any 12 month period or if action is taken to place the other in insolvent administration.

Operational Systems Facilities Management Agreement

The Operational Systems Facilities Management Agreement entered into between THUS and Southern Water on 30 September 1999 is, in all material respects, on the same terms as the Strategic Network Facilities Management Agreement as described above, except that: (i) it

provides for the facilities management of the equipment and operational systems Southern Water uses to operate its telemetry and other essential systems; and (ii) has a term of three years with independently benchmarked price reviews at the end of the first and second year.

Telecommunications Services and Facilities Management Agreement

The Telecommunications Services and Facilities Management Agreement entered into between THUS and ScottishPower on 30 September 1999 provides for the delivery of the non-strategic voice and data services that the ScottishPower Group requires to operate its businesses. Like the Operations and Facilities Management Agreement, this agreement is, in all material respects, on the same terms as the Strategic Network Facilities Management Agreement as described above, except that: (i) it relates to the provision of voice and data services as well as the facilities management of telecommunications equipment and the local and wide area networks owned by the ScottishPower Group; (ii) the charges payable for the voice and data services and the facilities management services provided comprise telephony charges, fixed facilities management charges, charges on time and materials basis and pass-throughs of certain third party costs; and has a term of three as opposed to six years with an independently benchmarked price review to commence no later than 15 months after commencement of the agreement.

Call Centre Systems Facilities Management Agreement

Under the Call Centre Systems Facilities Management Agreement entered into between THUS and ScottishPower on 30 September 1999, THUS provides facilities management services in respect of the facilities used by ScottishPower's Energy Supply Division at its contact centres in Scotland and England. This Agreement has a three year term subject to earlier termination as described below. ScottishPower pays a combination of fixed and non-fixed, use-based fees under this Agreement. ScottishPower may terminate the whole or part of this Agreement if, *inter alia:* (i) THUS fails to remedy a material breach or persistent non-material breaches of the Agreement after being requested to do so; (ii) a competitor of ScottishPower obtains more than 30 per cent. of THUS's issued share capital; or (iii) there is, in ScottishPower's reasonable opinion, a material risk that THUS's performance of the services (as defined in the Agreement) will be likely materially and adversely to affect or interfere with the delivery by a ScottishPower Group company of an essential service (e.g. electricity) or the fulfilment by a ScottishPower Group company of its obligations under utility licences. THUS may terminate this Agreement if ScottishPower fails to pay after receiving notice to do so or commits another material breach of the Agreement. Either party may terminate this Agreement, *inter alia*, if *force majeure* affects performance of the other's obligations for a continuous period of more than two months or for more than three months in any 12 month period or if action is taken to place the other in insolvent administration. In addition, either party may terminate this Agreement by giving 12 months' notice after the third anniversary of the Agreement.

Transitional and Administrative Services Agreement

Under the Transitional and Administrative Services Agreement, entered into between THUS and ScottishPower on 18 October 1999, ScottishPower provides THUS with many of the administrative services THUS has traditionally received as a member of the ScottishPower Group. Payroll, insurance, vehicle purchasing and leasing, human resources and pensions support services in particular will continue to be provided by and through ScottishPower until terminated in accordance with the Agreement and provided ScottishPower remains a controlling shareholder of THUS. ScottishPower may terminate this Agreement at any time if a competitor of ScottishPower obtains more than 30 per cent. of THUS's issued share capital. Either party may terminate the Agreement at any time if, *inter alia*: (i) the other party fails to remedy a continuing or material breach of the Agreement within 30 days of being asked to do so; or (ii) action is taken to place the other party in insolvent administration or to convene a meeting of its creditors.

Information Systems Support Services Agreement

The Information Systems Support Services Agreement, entered into between THUS and ScottishPower on 18 October 1999 provides for ScottishPower's Information Systems Division to provide IT support services to THUS. This Agreement has a minimum term of three years. Thereafter, subject to earlier termination, as described below, the Agreement becomes a rolling

annual agreement terminable on an anniversary of the commencement date following the giving of not less than six months' notice by either party. This Agreement may be terminated if, *inter alia*, either party fails in any material respect to comply with its obligations (including those for payment). The Agreement is also terminable on insolvency events of either party. ScottishPower may terminate the Agreement in the event that a change of control in terms of section 416 of the Income and Corporation Taxes Act 1988 occurs in relation to THUS.

With effect from 5 May 2000 the Information Systems Support Services Agreement was assigned from ScottishPower to Calanar's Limited, a joint venture between SAIC Limited and ScottishPower. On 23 March 2001, ScottishPower disposed of its 50 per cent. holding in Calanar's Limited and as a result, Calanar's Limited costs to be a joint venture from that date.

Revolving Working Capital Facility Agreement

THUS has entered into a facility agreement dated 4 February 2001 with ScottishPower pursuant and subject to which ScottishPower has agreed to provide to THUS an unsecured revolving loan facility of up to £320 million. Loans made under the Revolving Working Capital Facility Agreement may be applied towards the general corporate purposes of the Group. Availability of funds under this agreement is subject to satisfaction of conditions precedent both on the date of each request and at each proposed drawdown date, including: (i) the absence of any litigation, arbitration or administrative proceedings which are current, pending or, to the best knowledge of THUS, threatened and which would be reasonably likely to have a material adverse impact upon THUS's ability to satisfy its payment and other material obligations under the Facility Agreement; (ii) the absence of any material adverse change in THUS's business or financial condition; and (iii) THUS being and not ceasing to be a subsidiary of or controlled by ScottishPower, subject to a permitted transferee exception ("Control Event"). Interest will accrue from day to day during an Interest Period on advances under the Facility at a rate of LIBOR plus the applicable margin, being 3 per cent. per annum. A commitment fee is payable computed at the rate of 1.5 per cent. per annum on the daily unutilised and uncancelled balance of the total availability from the date of the Revolving Working Capital Facility Agreement up to and including the Final Maturity Date. Upon the occurrence of a Control Event, ScottishPower may by notice to THUS: (i) accelerate the repayment of all amounts outstanding under any Loan under the Facility to such date as it may specify in the notice (being not less than two Business Days after the date of such notice); and (ii) declare that the unutilised portion of availability under the Facility shall be cancelled with immediate effect. This provision ceases to apply if ScottishPower transfers its rights and obligations under the Revolving Working Capital Facility Agreement to certain permitted transferees. The Agreement also includes customary events of default, such as an admitted failure by THUS or a member of the Group to pay its debts as they fall due. This Agreement contains a number of covenants requiring compliance by THUS and the Group for as long as there may be amounts outstanding under the Facility. These include: (i) a covenant limiting the Group's ability to incur financial indebtedness; (ii) covenants limiting (A) the granting of security over the Group's assets; (B) the making of acquisitions; (C) the making of investments in third party entities which are not wholly-owned subsidiaries of THUS; and (D) disposals; and (iii) a covenant requiring THUS to enter into all future hedging agreements (to hedge the exposure of THUS under the Facility Agreement) exclusively with ScottishPower.

Pensions Agreement

The Pensions Agreement, entered into between THUS and ScottishPower on 18 October 1999 sets out the terms on which THUS is permitted to continue to participate in the ScottishPower Group pension schemes (the "Pension Schemes"). The Agreement also sets out arrangements for the establishment by THUS of alternative pension arrangements following cessation of participation and, subject to employee consent, the transfer of the liabilities of the Pension Schemes in respect of THUS's employees from the Pension Schemes to THUS's replacement arrangements. Employer contributions to each of the final salary schemes are required to be paid at a blended rate, varying with the percentage shareholding in THUS held by ScottishPower. The rate is based as to the percentage shareholding in THUS held by ScottishPower on the employer contribution rate payable by other members of the ScottishPower Group to that scheme, and as to the percentage balance of THUS's ordinary share capital not held by ScottishPower, on the underlying funding rate for that scheme as certified by the relevant Pension Scheme actuary. ScottishPower may terminate THUS's participation in any one or more of the Pension Schemes by giving six months' notice in writing, apart from members with statutory pension protection under the Electricity Act 1989, where

THUS's participation in the relevant Pension Schemes may continue until the earlier of six months after ScottishPower ceases to hold any shares in THUS, or five years after THUS ceases to be a subsidiary of ScottishPower. THUS may terminate its participation in any one or more of the Pension Schemes by giving notice to expire not earlier than the first day of the following calendar month. The parties may accept shorter or longer notice periods. In addition, participation by THUS in a Pension Scheme must cease if so required by the Board of Inland Revenue.

New scheme

It was agreed that, following cessation of participation of THUS in the Pension Schemes, THUS would establish separate pension arrangements and admit at least those employees who had been members of the Pension Schemes immediately before cessation of participation. On-going benefits (or contributions in the case of defined contribution arrangements) should be at levels that are broadly comparable to those applicable in the Pension Schemes, as assessed by the ScottishPower and THUS actuaries at the relevant time.

Provision of Benefits Agreement

Under the Provision of Benefits Agreement, entered into between THUS and ScottishPower on 18 October 1999, ScottishPower provides THUS with a number of benefits that THUS traditionally received as part of the ScottishPower Group. These benefits include the Open Learning Centre Service which is provided for the benefit of the Company's employees. ScottishPower may terminate this Agreement at any time if a competitor of the ScottishPower Group obtains more than 30 per cent. of THUS's issued share capital. Either party may terminate the Agreement at any time if, *inter alia*: (i) (material breach) the other party fails to remedy a continuing or material breach of the Agreement within 30 days (21 days in the case of non-payment of amounts properly due) of being asking to do so; or (ii) (financial failure) action is taken to place the other party in insolvent administration or convenes a meeting of its creditors. In addition, after the second anniversary of the commencement date of the Agreement, either party may terminate at any time by giving not less than three months' notice in writing, which, in the case of the Open Learning Centre benefits only, may expire on 31 March in any given year.

Counter Indemnity Agreement

ScottishPower has provided guarantees in relation to certain obligations of THUS, including obligations relating to lease properties in England and Scotland (the "Guarantees"). ScottishPower may be required to make payments under the Guarantees. Under the Counter Indemnity Agreement, entered into between THUS and ScottishPower on 18 October 1999, a counter indemnity is given by THUS in favour of ScottishPower in respect of ScottishPower's obligations under the Guarantees. THUS undertakes to keep ScottishPower fully indemnified in respect of any payments ScottishPower is required to make under or in connection with the Guarantees. No fee is payable by THUS to ScottishPower in consideration for the continued provision of such Guarantees.

Group Relief Agreement

Under the Group Relief Agreement, entered into between THUS and ScottishPower on 18 October 1999, certain losses which are not used within either the THUS or the ScottishPower corporate groups may, if THUS and ScottishPower so agree, be used and paid for by the other.

Relationship Agreement

Under the Relationship Agreement, entered into between THUS and ScottishPower on 9 November 1999, ScottishPower, for itself and on behalf of the ScottishPower Group, and THUS each undertake to exercise all of their respective powers, as applicable, to ensure among other things, that (i) THUS is capable of carrying on its business independently of any member of the ScottishPower Group; and (ii) all transactions and relationships between any member of the ScottishPower Group and any member of the Group are at arm's length and on a normal commercial basis. Under this Agreement, if ScottishPower or any member of the ScottishPower Group intends to sell any shares held by it in THUS, ScottishPower has agreed to consult with THUS to the extent reasonably practicable. The Relationship Agreement contains equivalent exclusivity and right of first refusal provisions to those set out in the Fibre Agreement, effective if the Fibre Agreement is terminated as a result of an adverse regulatory effect and to last until

the date on which the exclusivity under the Fibre Agreement would have expired or termination of the Relationship Agreement, whichever is earlier. Under the terms of the Relationship Agreement, the Directors nominated by ScottishPower are not permitted to vote on or count in the quorum in relation to any Board meeting where THUS intends to enter into or enforce any contract, arrangement or transaction with any member of the ScottishPower Group. The quorum for any meeting of the Board to consider such a resolution will be three Directors, at least two of whom will be non-executive Directors.

As a result of the Relationship Agreement, the Directors are satisfied that THUS Group is capable of carrying on its business independently of the ScottishPower Group and that all transactions and relationships between THUS Group and the ScottishPower Group are and will continue to be at arm's length and on a normal commercial basis.

13.2 Termination of certain commercial arrangements between THUS and members of the ScottishPower Group

Certain of the commercial arrangements listed above will either be terminated on a Demerger or notice to terminate has already been served. These terminations are listed below:

Intellectual Property and Branding Agreement

This Agreement will be terminated on a Demerger. However, in such an event, THUS and ScottishPower propose to enter into a new agreement providing that ScottishPower may not use, sell or assign the "Scottish Telecom" brand for a period of 10 years. The "Scottish Telecom" brand is an historical brand name of the THUS business. It is anticipated that any consideration for this new agreement would be purely nominal.

Operational Systems Facilities Management Agreement

Southern Water has issued notice to terminate this agreement and the agreement will terminate on 8 December 2002. Until that time, the agreement will continue to operate under its current terms.

Provision of Benefits Agreement

THUS has served notice to terminate provision of the Open Learning benefits under this agreement (the only benefits still provided under this agreement) and on that notice becoming effective on 1 April 2002, this agreement will be fully terminated.

Relationship Agreement

The material terms of this agreement (save for certain terms relating to maintaining confidentiality and making announcements relating to the agreement) will terminate automatically on a Demerger.

Revolving Working Capital Facility Agreement

ScottishPower intends to assign this agreement to Scottish Power plc prior to completion of the Open Offer. Upon completion of the Open Offer, the facility will be cancelled, except for a bridging facility of up to £10 million, which will continue to be available until shortly after completion of the Demerger. Following completion of the Demerger, that bridging facility would be repaid in full and cancelled.

Transitional and Administrative Services Agreement

THUS has delivered notices terminating the following services provided under this agreement: occupational health services, employee relations support services, employee relations consultancy services, compensation and benefits support services, and compensation and benefits support administration.

THUS will continue to receive payroll services and various vehicle leasing services from ScottishPower under the terms of the Agreement until THUS has established its own payroll and vehicle leasing services. THUS and ScottishPower have agreed that THUS will stop receiving insurance services from March 2002.

13.3 Proposed amendments to commercial arrangements between THUS and members of the ScottishPower Group

It is proposed that certain of the commercial arrangements between the ScottishPower Group and THUS are amended both prior to the Demerger and in the period following the Demerger. Summaries of certain of the proposed amendments (insofar as they are known at the date of this document) are as follows:

Transitional and Administrative Services Agreement

THUS intends to enter into an agreement with ScottishPower providing that THUS may continue to receive pensions support services for the same period of time as THUS participates in the ScottishPower Pension Schemes. It is anticipated that any consideration in relation to the entering into of this agreement would be purely nominal.

Pensions Agreement

THUS proposes to enter into an agreement with ScottishPower in relation to the continued participation of THUS in ScottishPower Pension Schemes for a limited period and the contributions payable by THUS for such participation.

13.4 Acquisition of the Branded and Media Sales Business of the Interactive Media and Content Division of THUS

A sale and purchase agreement dated 25 October 2001 was entered into between THUS, iTouch (UK) Limited (the "Buyer") and iTouch plc (the "Guarantor") for the sale of the branded business (which operations consist of deriving revenue from the provision and distribution of content via premium rate telephone lines to consumer markets including the "Clubcall", "Racecall", "CricketCall", "Weathercall", "MarineCall" and "Teleshare" brands) and media sales business (including the provision of automated telephony based response services in connection with promotions run by television and/or radio channels) of THUS. The consideration for the purchase by the Buyer was £3.5 million. Warranties given by THUS to the Buyer under the agreement are subject to a maximum liability of £3.5 million and THUS shall have no liabilities under such warranties after 25 October 2003. THUS has agreed not to compete with the business as carried on by the Buyer for a period of three years from 25 October 2001.

13.5 The Underwriting Agreement

By an underwriting agreement dated 18 January 2002 between THUS, and Scottish Power plc, (the "Underwriting Agreement") ScottishPower plc has agreed, on the terms and subject to the conditions referred to in the agreement, to apply to subscribe, at a price of 48 pence per share, for 360,991,228 THUS Ordinary Shares out of its full entitlement under the Open Offer and to subscribe at a price of 48 pence per share for the THUS Ordinary Shares not otherwise subscribed for in connection with the Open Offer or otherwise pursuant to the arrangements contained in the agreement, up to a maximum of approximately £275 milion.

The Underwriting Agreement is conditional upon, *inter alia*, the Directors being satisfied that all conditions for drawdown under the agreement relating to the Bank Facility will be fulfilled when required, the passing of the Resolutions (without amendment) at the Extraordinary General Meeting, admission of the THUS Ordinary Shares to be issued in connection with the Open Offer occurring not later than 9.00 a.m. on 12 March 2002 or such later date as the parties may agree, Scottish Power plc not having decided against proceeding with the Demerger, the Scottish Power plc Capital Reduction having become effective, the resolution to be proposed at the Scottish Power plc EGM having been passed and the Implementation Agreement (as defined below) having been duly executed by the parties thereto and not having been terminated. The Underwriting Agreement contains customary warranties and undertakings given by THUS in favour of Scottish Power plc relating, *inter alia*, to the contents of this document and that the business of THUS has been carried on in the usual course since the date of the latest accounts. In addition, THUS has agreed to indemnify Scottish Power plc or any of its subsidiary undertakings in respect of certain liabilities they may incur in respect of the Underwriting Agreement or in connection with the Open Offer or the listing or admission to trading of the THUS Ordinary Shares to be issued in connection with the Open Offer as a result of THUS's neglect or default. Scottish Power plc is not entitled to terminate or rescind the agreement for any misrepresentation by THUS save for any fraudulent misrepresentation. This agreement also contains provisions relating to the continued availability of a bridging facility of up to £10 million under the ScottishPower Facility.

THUS reserves the right, with the consent of Scottish Power plc, to enter into arrangements with one or more underwriters to underwrite some of the Open Offer Shares. In the event that THUS enters into agreements with one or more such underwriters, the number of Open Offer Shares subscribed for by Scottish Power plc pursuant to the Underwriting Agreement will be reduced by the number of Open Offer Shares so underwritten. Any such arrangements will not affect THUS's position as a member of the Scottish Power plc chargeable gains group.

13.6 The Implementation Agreement

By an Implementation Agreement dated 18 January 2002 between Scottish Power plc, ScottishPower, THUS and THUS Group (the "Implementation Agreement"), each of the parties have agreed to use reasonable endeavours to implement, in accordance with a timetable, various transaction steps (including the posting of documentation to shareholders and the convening of shareholders meetings) relating, *inter alia*, to the Open Offer, the Scheme and the Demerger. Each party to this agreement represents and warrants to the other that it has the legal right and authority to enter into the agreement. Pursuant to this agreement, ScottishPower (or, following the transfer of its THUS Shares to Scottish Power plc, Scottish Power plc) undertakes to vote in favour of the Resolutions (apart from the resolution numbered 6 in the notice of Extraordinary General Meeting). In addition, Scottish Power plc and THUS agree to indemnify each other in respect of certain charges to tax which, although technically arising in THUS or the ScottishPower Group, actually relate to the business of the ScottishPower Group or THUS, respectively. The agreement also contains provisions regarding the sharing between Scottish Power plc and THUS of certain costs relating to the Open Offer, the Scheme and the Demerger. The agreement may be terminated at any time (i) by written agreement between ScottishPower, Scottish Power plc, THUS and THUS Group; (ii) by ScottishPower or Scottish Power plc giving written notice to THUS and THUS Group if the directors of ScottishPower decide in their absolute discretion, not to proceed with the Demerger; and (iii) by ScottishPower or Scottish Power plc giving written notice to THUS and THUS Group or by THUS or THUS Group giving written notice to ScottishPower and Scottish Power plc in the event of a material breach of its obligations under this agreement. On termination of this agreement, the parties' obligations under the Underwriting Agreement would terminate unless Scottish Power plc decided otherwise.

13.7 Tax Indemnity Deed

The Tax Indemnity Deed dated 18 January 2002 was entered into between ScottishPower Telecommunications Limited, Demon Internet Limited, The CallCentre Service Limited, The Information Service Limited, Watermark Games Limited, Megafone (UK) Limited, Lancastrian Holdings Limited (together, the "ScottishPower Vendors"), THUS, THUS Group, Scottish Power and ScottishPower plc. The Tax Indemnity Deed contains provisions clarifying and, in certain circumstances, extending and restricting the scope of existing indemnities given to THUS by the ScottishPower Vendors pursuant to the terms of the Intra-Group Transfer Agreements (described in paragraph 13.1 above) (the "Existing Tax Indemnities"), and guaranteed by Scottish Power), in relation to any corporation tax liability on chargeable gains arising in THUS which result from THUS ceasing to be a member of ScottishPower's chargeable gains group, other than in circumstances where THUS has left the group as a result of its voluntary act or omission (being an act or an omission which has not been agreed to in writing by the relevant ScottishPower Group company). Under the Tax Indemnity Deed, all matters relating to THUS contained in the Existing Tax Indemnities also now apply to THUS Group following the implementation of the Scheme and, following the Demerger, to companies under the control of THUS and THUS Group. The Tax Indemnity Deed clarifies and, in certain circumstances, extends or restricts the provisions of the Existing Tax Indemnities to take account of the Open Offer, the Scheme and the Demerger. For these purposes, the Tax Indemnity Deed clarifies that certain steps to be taken by THUS and THUS Group in implementing the Open Offer and the Scheme will not, if carried out as agreed, constitute voluntary acts of or omissions to act by THUS or THUS Group. The Tax Indemnity Deed also provides that THUS will not be entitled to be indemnified in respect of a charge to tax arising through THUS, THUS Group or certain persons who are deemed for tax purposes to be under the control of THUS or THUS Group making certain payments ("chargeable payments") in the five year period following the Demerger. The Tax Indemnity Deed also gives ScottishPower improved conduct and mitigation rights in respect of payments made under the Existing Tax Indemnities.

13.8 THUS Sponsor's Agreement

The sponsor's agreement dated 18 January 2002 and entered into between THUS and Greenhill (the "THUS Sponsor's Agreement") sets out the terms upon which THUS has appointed Greenhill as its sponsor for the purposes of the application for admission to the Official List of the THUS Ordinary Shares to be issued in connection with the Open Offer. The THUS Sponsor's Agreement provides for the payment by THUS of certain costs, charges, fees and expenses of, or incidental to, the Open Offer (together with any related value added tax incurred by Greenhill on THUS's behalf). However, no charge or fee is payable to Greenhill as sponsor. The THUS Sponsor's Agreement contains representations and warranties given by THUS to Greenhill as to the accuracy of the information contained in this document and certain other documents and relating to the Directors, THUS and its business, and an unlimited (in time and amount) indemnity from THUS in favour of Greenhill.

13.9 THUS Group Sponsor's Agreement

The sponsor's agreement dated 18 January 2002 and entered into between THUS, THUS Group and Greenhill (the "THUS Group Sponsor's Agreement") sets out the terms on which THUS Group has appointed Greenhill as its sponsor for the purposes of the application for admission to the Official List of the THUS Group Ordinary Shares on implementation of the Scheme. The THUS Group Sponsor's Agreement provides for the payment by THUS and THUS Group of certain costs, charges, fees and expenses of, or incidental to, the admission and the Scheme (together with any related value added tax) incurred by Greenhill on THUS's or THUS Group's behalf. However, no charge or fee is payable to Greenhill as sponsor. The THUS Group Sponsor's Agreement contains representations and warranties given by THUS and THUS Group to Greenhill as to the accuracy of the information contained in this document and certain other documents and relating to the Directors of THUS Group and THUS and its business and an unlimited (in time and amount) indemnity from each of THUS and THUS Group in favour of Greenhill.

13.10 Bank Facility Agreement

THUS entered into a bank facility agreement dated 19 December 2001 with The Royal Bank of Scotland plc, Société Générale and TD Bank Europe Limited (the "Lenders"), pursuant and subject to the terms of which the Lenders agreed to make available to THUS subject to the fulfillment of conditions precedent, credit facilities of up to a principal amount of £90,000,000. This principal amount is comprised of two tranches. Facility A is a revolving loan facility of £50,000,000 available from the date of the Bank Facility Agreement until 30 June 2002. Facility B is a revolving loan facility of £90,000,000 to be available from the date of completion of the Scheme of Arrangement until 1 April 2004, to be refinanced by an amortising term loan facility on 1 April 2004. For the purposes of this Agreement, the date of completion of the Scheme of Arrangement means the date following completion of the Scheme of Arrangement on which security is granted by THUS Group over the shares in THUS and related documents are executed and/or delivered to the Lenders.

Loans made under the Bank Facility Agreement are to be applied towards financing capital expenditure, working capital requirements and operational expenses of the Group and other general corporate purposes of the Group. However, the Facilities may not be used to finance the acquisition of any company or the business or assets comprising a division or operating unit of any company or business or any investment in a joint venture. Facility A loans may be used to refinance other Facility A loans and Facility B loans may be used to refinance Facility A loans and other Facility B loans.

Conditions precedent to initial drawdown under Facility A include: (i) THUS granting a first ranking security interest in its material property (excluding its Scottish bank accounts) by way of fixed and floating charges in the agreed forms; (ii) in respect of all bank accounts in England and Wales, notices and acknowledgements in the prescribed form of the charge over the bank accounts from such banks holding the accounts and, in respect of all bank accounts in Scotland, notices and acknowledgements from such banks holding the accounts and providing that the accounts will be frozen on an Event of Default; (iii) the Open Offer having been successfully completed so that THUS has received gross proceeds of not less than £275,000,000; (iv) the

Revolving Working Capital Facility Agreement between THUS and ScottishPower having been repaid in full; and (v) the existing tax indemnities from ScottishPower and certain other members of the ScottishPower Group (in relation to any potential tax liability under section 179 of the Taxation of Chargeable Gains Act 1992) have not been released unless replaced by further or supplemental tax indemnities in favour of THUS from ScottishPower or a member of the ScottishPower Group guaranteed by ScottishPower under which the rights of THUS are no less beneficial to THUS than the existing tax indemnities.

Conditions precedent to initial drawdown under Facility B include: (i) evidence that THUS has been delisted and that the shares in THUS Group have been admitted to the Official List; (ii) evidence that THUS Group is the beneficial holder of the entire issued share capital of THUS; (iii) execution and delivery of the deed of pledge in the agreed form and registration of the Security Trustee as the legal owner of the entire issued share capital of THUS; and (iv) accession by THUS Group as an additional guarantor under the Agreement.

In relation to each subsequent drawdown under either Facility A or Facility B, availability of funds is subject to satisfaction of conditions precedent both on the date of each request and at each proposed drawdown date, including: (i) the absence of any litigation, arbitration or administrative or regulatory proceeding or investigation which is current or pending or, to the knowledge of THUS, threatened against any member of the Group or its assets which is likely to result in a liability of the Group in excess of £2,000,000; and (ii) a ratio of Consolidated Total Debt on the relevant utilisation date (including the proposed drawdown to be made on such date) to Annualised Consolidated EBITDA of the Group not exceeding 3.5:1.

Interest will accrue from day to day during an Interest Period on advances under the Facilities at a rate of LIBOR plus the applicable margin and Mandatory Costs, if any. The margin for Facility A is 3.50 per cent. per annum, increasing to 4.50 per cent. per annum on the date of the Demerger Event unless (i) security is given over the shares in the Borrower within 3 days of the Demerger Event, and (ii) Completion of the Scheme of Arrangement occurs within 21 days of the Demerger Event. The margin for Facility B is 3.50 per cent. per annum at all times until 30 June 2003. Thereafter, it will be determined in accordance with the ratio of Consolidated Total Debt to Annualised Consolidated EBITDA as follows:

(1) **Rate (per cent. per annum)**	**(2)** **Ratio of Consolidated Total Debt to Annualised Consolidated EBITDA**
3.5	2.5:1 (or greater)
2.5	Less than 2.5:1 but greater than or equal to 1.5:1
1.5	Less than 1.5:1

A commitment fee is payable computed at the rate of 1.25 per cent. per annum on undrawn amounts.

Each Loan outstanding under either Facility A or Facility B must be repaid forthwith in full if at any time any person (other than ScottishPower or any subsidiary of ScottishPower at any time prior to the Demerger Event) holds or any persons acting in concert hold, directly or indirectly, 30 per cent. or more of the voting and economic interest in, prior to the Completion of the Scheme of Arrangement, THUS, or, thereafter, THUS Group. Proceeds of certain disposals by any member of the Group and, after 1 April 2004, 50 per cent. of Excess Cash Flow (defined in the Facility Agreement as the aggregate Consolidated EBITDA of the Group less certain deductions including interest charges, taxes paid and capital expenditures for each fiscal year) must be applied in mandatory prepayment of the Bank Facility.

The Agreement also includes customary events of default, such as an admitted failure by THUS or a member of the Group to pay its debts as they fall due. Other events of default include: (i) Completion of the Scheme of Arrangement not taking place by 30 June 2002; and (ii) any Security document does not or ceases to create effective security over the relevant property or assets. The Agreement contains a number of covenants requiring compliance by THUS and the Group for as long as there may be amounts outstanding under the Facilities. These include: (i) a covenant limiting the Group's ability to incur financial indebtedness; (ii) covenants limiting (A) the granting of security over the Group's assets; (B) the ability of any member of the Group to merge or consolidate with any other company or person or participate in any reconstructing

other than the Scheme of Arrangement, pursuant to the Open Offer or the Demerger; (C) disposals; and (D) the making of acquisitions; (iii) a covenant requiring THUS to enter into all future hedging agreements (to hedge the exposure of THUS under the Bank Facility Agreement) exclusively with the Lenders or their Affiliates and (iv) extensive financial covenants to be tested on a quarterly basis.

The Agreement also contains usual and customary representations and warranties, including as to (i) the due organisation, existence and power to conduct the Business and enter into the Facilities Agreement and related security documents; (ii) the legality, validity and enforceability of the Facility Agreement and related security documents; the absence of any pending litigation likely to result in a liability for the Group in excess of £2 million; and (iii) the absence of material adverse change.

14. Working Capital

If, following the Open Offer having become unconditional and the Scheme of Arrangement having become effective, the Demerger is not completed, the Bank Facility will not be available to the Company and the Group will not have sufficient working capital.

After completion of the Open Offer and the Scheme of Arrangement, failure by THUS Group to grant security over the THUS Shares to the Lenders by 30 June 2002 will constitute an event of default under the Bank Facility. In this event, the Lenders would have the right to call all funds drawn under the Bank Facility and THUS would be required to seek alternative sources of finance, without which THUS would no longer have sufficient working capital to meet its requirements.

Furthermore, even after the Open Offer has become unconditional, and the Scheme of Arrangement has become effective, the decision as to whether or not to proceed with the Demerger would remain one to be taken by the directors of Scottish Power plc. If Scottish Power plc does not proceed with the Demerger for any reason, the Company would not be able to draw down funds under the Bank Facility due to the risk of a degrouping tax charge arising in THUS. Accordingly, there is a risk that the Scheme of Arrangement may become effective and that the Company has insufficient working capital.

Should the Demerger not be completed and the Bank Facility not become available the Directors would discuss the Group's position with Scottish Power plc, its majority shareholder, in the light of the circumstances prevailing at that time. In this event, THUS would be reliant on Scottish Power plc for funding or would need to obtain their consent to put in place alternative funding. However the Directors cannot guarantee that such funding would be available either from Scottish Power plc or from alternative sources. If no such funding were available, the Directors believe that the Company would have to seek the appointment of an administrative receiver or pursue other insolvency procedures.

However, subject to completion of the Scheme of Arrangement and the Demerger and after taking into account the proceeds of the Open Offer (which is fully underwritten), repayment of the ScottishPower Facility and the introduction of the Bank Facility, the Company is of the opinion that the Group will have sufficient working capital for its present requirements, that is for at least 12 months from the date of this document.

15. Principal Establishments

Subject to the position in relation to Northway House, THUS leases, or is contractually entitled, subject to landlord's consent, to have assigned to it leases of, various properties in the United Kingdom. THUS's headquarters, located at Dalmore House in Glasgow, are the most significant of these properties. THUS believes that its facilities are adequate for its present needs in all material respects.

Set out below is a summary of certain information with respect to the principal establishments THUS leases or which will be assigned to THUS:

Location	Lease Term & Duration	Tenure	Tenant's Name	Approx Area (sq ft)	Principal Use	Comments
Anchorage House, London	24.06.99 - 23.06.19 (20 yrs)	Under-lease	THUS plc	16,807	Network Site	
Berkeley Square, Glasgow (Pav 1+2)	16.03.98 - 15.03.23 (25 yrs)	Lease	Scottish Power plc	35,192	Call Centre	
Berkeley Square, Glasgow (Pav 3+4)	24.12.98 - 15.03.23 (25 yrs)	Lease	Scottish Power plc	35,286	Call Centre	
Cadogan Square, Glasgow	20.03.97 - 19.03.07 (10 yrs)	Lease	Scottish Power plc	31,120	Call Centre	
City Point, Tyndrum Street, Glasgow	10.04.00 - 30.09.15 (15 yrs)	Lease	THUS plc	32,580	Call Centre	
Dalmore House, St. Vincent Street, Glasgow (Floors 5+6)	01.10.94 - 30.09.04 (10 yrs)	Sub Lease	Scottish Power plc	8,770	Office	Termination notice served upon Landlord to facilitate exit as at 30 September 2002.
Dalmore House, St. Vincent Street, Glasgow (Floors 7, 8+9)	21.10.97 - 30.09.04 (7 yrs)	Sub Lease	Scottish Power plc	11,377	Office	Termination notice served upon Landlord to facilitate exit as at 30 September 2002.
Dalmore House, St. Vincent Street, Glasgow (Ground Floor)	24.01.00 - 30.09.04 (5 yrs)	Sub Lease	THUS plc	6,764 (after remea-sure)	Office	Termination notice served upon Landlord to facilitate exit as at 30 September 2002.
Dewar Place, Edinburgh	30.09.99 - 29.09.04 (15 yrs)	Lease	SPT Holdings Ltd	4,500	Network Slte	
Finsbury Tower, Bunhill Row, London	27.04.00 - 26.04.21 (21 yrs)	Lease	THUS plc	11,270	Network Site	
Gateway House, Regents Park Road, London (Floors 5, 6+7)	18.12.95 - 17.12.06 (10 yrs)	Lease	Demon Internet Ltd	12,811	Office	Licence to Assign in favour of THUS plc due to be completed.
Gateway House, Regents Park Road, London (Part of 4th Floor)	16.04.97 - 23.12.06 (9.5 yrs)	Under-lease	Demon Internet Ltd	2,510	Office	Licence to Assign in favour of THUS plc due to be completed.
Gateway House, Regents Park Road, London (4th Floor Sub-lease)	11.08.99 - 23.12.06 (7.25 yrs)	Under-lease	Demon Internet Ltd	1,888	Office	Licence to Assign in favour of THUS plc due to be completed.
Hendon Lane, Finchley, London (Suites 1, 2 & 3)	29.09.86 - 28.09.02 (6 yrs)	Lease	Demon Internet Ltd	3,186	Network Site	
Hillington, Jubilee Court	31.08.98 - 30.08.23 (25 yrs)	Lease (Missive)	SPT Ltd	15,000	Network Site	Lease in name of SPT Ltd being completed. Assignation to THUS plc pending.
Hunter Road, Kirkton Campus, Livingston	26.10.99 - 25.10.19 (20 yrs)	Lease	THUS plc	32,043	Office	
Kingsland Grange, Woolston, Warington	25.03.99 - 24.03.24 (25 yrs)	Lease	SPT Ltd	18,400	Network Site	Approach made to Landlord for assigning lease to THUS plc.
Kirkhill Drive, Dyce, Aberdeen	01.11.99 - 01.11.03 (4 yrs)	Sub Lease	THUS plc	2,958	Office	
Manweb House, Kingsfield Court, Wrexham	30.09.99 - 29.09.02 (3 yrs)	Licence	SPT Holdings Ltd	6,970	Office	No requirement for Assignment.
Matrix Park Royal, Coronation Road, London	24.06.99 - 23.06.24 (25 yrs)	Lease	ScottishPower Tele-communications Limited	25,589	Network Site	Approach made to Landlord for assigning lease to THUS plc.
Newhouse Store	30.08.99 - 29.08.09 (10 yrs)	Lease	SPT Ltd	27,338	Stores	Approach being made to Landlord for assigning lease to THUS plc.
Northway House, High Road, London (1st Floor)	16.03.98 - 15.03.03 (5 yrs)	Lease	Demon Internet Ltd	7,414	Office	
Northway House, High Road, London (9th Floor)	20.10.97 - 19.10.02 (5 yrs)	Lease	Demon Internet Ltd	6,513	Office	
Oakbank, Livingston	07.09.99 - 06.09.19 (20 yrs)	Lease	THUS plc	30,000	Disaster Recovery Site	
Roman Road, Kirkintilloch, Glasgow	30.09.99 - 29.09.14 (15 yrs)	Lease	SPT Holdings Ltd	11,000	Office	
South Gyle, South Gyle Crescent, Edinburgh	01.09.97 - 31.08.22 (25 yrs)	Sub Lease	SPT Ltd	7,500	Switch	
Thamesgate House, Victoria Avenue, Essex	16.05.01 - 28.09.02 (1.25 yrs)	Lease	THUS plc	12,500	Call Centre	Completed on lease renewal basis.

Location	Lease Term & Duration	Tenure	Tenant's Name	Approx Area (sq ft)	Principal Use	Comments
Waterloo Street, Glasgow	30.09.99 - 29.09.03 (4 yrs)	Lease	SPT Holdings Ltd	35,767	Office	
West George Street, Glasgow	30.09.99 - 29.09.14 (15 yrs)	Lease	SPT Holdings Ltd	2,529	Network Site	
West Humble House, Station Road, Dorking, Surrey	12.02.96 - 24.03.11 (15 yrs)	Lease	Demon Internet Ltd	7,261	Network Site	Licence to assign in favour of THUS plc due to be completed shortly.

Notes:
SPT Ltd – Scottish Power Telecommunications Limited
SPT Holdings Ltd – Scottish Power Telecommunications Holdings Limited

From October 1999, the Company has occupied the first floor of Northway House and has, for a considerable period, paid rent at £18,535 per quarter in advance on the usual English quarter days which rent has been accepted by the landlord of this property. The lease of this property is not formally documented but it is believed that the Company would be deemed to be a periodic business tenant. If a formal executed lease in the name of Demon Internet Limited is located, then the likelihood is that this status would change and the Company will be treated as an authorised assignee in occupation.

16. Litigation

Save as set out below, neither the Company, THUS Group, nor any other member of the Group is engaged, or has been involved in any legal or arbitration proceedings (including, so far as the THUS Group Directors are aware, any such proceedings which are pending or threatened by or against the Company, THUS Group or any member of the Group) which may have, or have had, during the twelve months preceding the date of this document, a significant effect on the financial position of the Group.

16.1 Godfrey v Demon Internet Limited ("Demon")

Demon was sued for defamation by Mr. Laurence Godfrey, an internet news group user. On 13 January 1997, an article was posted on the "Usenet" news group carried by Demon, purporting to be the work of Mr. Godfrey. Mr. Godfrey alleged that he informed Demon that the work was a forgery and that it was defamatory of him but the article was not removed on his request. Mr. Godfrey claimed damages of up to £500,000 plus costs. The judge ruled at preliminary hearing that an Internet Service Provider ("ISP") once notified had an obligation to remove defamatory material published on its network servers. The case was settled out of court by payment in 2001 to Mr. Godfrey of approximately £189,000. A later ruling by the President of the Family Division gave greater guidance on the responsibilities of an ISP and limited the responsibility of an ISP to circumstances where they have "actual knowledge."

16.2 Exchange Telecom Limited ("ETL") v THUS

ETL raised a claim against THUS for breach of contract due to the personal numbering service offered by THUS not being the service that they believed to have been originally specified. The position of THUS plc was that the manufacturer did not develop the relevant management software because the market for personal numbering did not develop in line with forecasts. An out of court settlement of £450,000 was reached with ETL in 2001.

16.3 TDI Corporation Limited ("TDI") v ScottishPower Telecommunications Limited

TDI alleged a breach of contract and claimed for abortive costs in relation to a proposed development at Collegelands, Glasgow. The project was subject to non-binding heads of agreement arranged between respective solicitors. ScottishPower Telecommunications decided not to proceed with the project and TDI claimed £1.4 million including their abortive costs. The Court of Session dismissed TDI's claim on grounds of inadequate specification and TDI were ordered to pay the court costs of THUS.

16.4 Bulger Injunction

In July 2001, the Attorney General required that all the Internet Service Providers (ISPs) refrain from the publication of any material which would lead to the identification of Venables and Thompson (the recently released killers of Jamie Bulger). Therefore, all ISPs could be in

contempt of court simply where such material was published by customers through the Company's computers without the knowledge of the Company. Because of this concern, THUS applied to the court to have the order varied so that an ISP would be liable for publishing information infringing the injunction only if it knew or should have known that information had been or was likely to be placed on its servers or had been or was likely to be accessible via its service and that it failed to take reasonable steps to prevent the publication of the material in question.

16.5 TBWA v GGT

THUS terminated its commercial relationship with TBWA/GGT. TBWA/GGT claimed that a written contract applied which entitled them to payment for a minimum term of 12 months and that they were entitled to be paid minimum monthly fees for the balance of the term. In addition, TBWA/GGT also sought payment of unpaid invoices. The total sum claimed was £632,022.15. THUS believes that this claim is likely to be settled at a significantly lower sum.

17. Significant Change

17.1 There has been no significant change in the financial or trading position of the Group since 30 September 2001, the date to which the most recent unaudited consolidated interim financial information for THUS has been prepared and which are set out in Part 4.

17.2 There has been no significant change in the financial or trading position of THUS Group since 18 January 2002, the date to which the Accountants' Report set out in Part 3 of this document was prepared.

18. Employees

The table set out in note 3 of Part 3 of this document shows the average number of persons employed by the Group and the various business sectors of the Group in which they were engaged for each of the preceding three years.

19. United Kingdom taxation

The following comments are intended as a general guide only and are based on current UK law and Inland Revenue practice as at the date of this document, both of which are subject to change at any time, possibly with retrospective effect. These comments deal only with the position of THUS Group Shareholders who are resident or, in the case of individuals, ordinarily resident in the UK for tax purposes at all relevant times, who are the absolute beneficial owners of their THUS Group Shares and who hold their THUS Group Shares as an investment. These comments do not deal with certain types of shareholder, such as persons holding or acquiring shares in the course of a trade, collective investment shemes and insurance companies. If you are in any doubt about your tax position or if you may be subject to tax in a jurisdiction other than the UK, you should consult your professional adviser without delay.

19.1 Capital Gains

For the purposes of UK taxation of chargeable gains, a disposal of THUS Group Shares by a holder of THUS Group Shares resident (or, in the case of an individual, ordinarily resident) for tax purposes in the UK or a holder of THUS Group Shares that carries on a trade, profession or vocation in the UK through a branch or agency and has used, held or acquired the THUS Group Shares for the purposes of such trade, profession or vocation or such branch or agency may, depending on the holder's circumstances, give rise to a chargeable gain or allowable loss.

19.2 Dividends

THUS Group is not currently required to withhold at source any amount in respect of tax from any dividend paid.

An individual THUS Group Shareholder who is resident in the UK for UK tax purposes and who receives a dividend from THUS Group will be entitled to a tax credit equal to one-ninth of the dividend. The individual will be taxable on the total of the dividend and the related tax credit (the

"gross dividend"), which will be regarded as the top slice of the individual's income. The tax credit will, however, be treated as discharging the individual's liability to income tax in respect of the gross dividend, unless and except to the extent that the gross dividend falls above the threshold for the higher rate of income tax, in which case the individual will, to that extent, pay tax on the gross dividend calculated as 32.5 per cent. of the gross dividend less the related tax credit. So, for example, a dividend of £80 will carry a tax credit of £8.89 and the income tax payable on the dividend by an individual liable to income tax at the higher rate would be 32.5 per cent. of £88.89, namely £28.89, less the tax credit of £8.89, leaving a net tax charge of £20.

There will be no payment of the tax credit or any part of it to an individual whose liability to income tax on the dividend and the related tax credit is less than the tax credit, in general, except where the individual holds the relevant THUS Group Shares in a personal equity plan or individual savings account and the dividend is paid on or before 5 April 2004.

UK resident THUS Group Shareholders who are not liable to UK tax on dividends, including pension funds and charities, will not be entitled to claim any payment of the tax credit in respect of dividends paid by THUS Group, although charities may be entitled to a payment by the Inland Revenue of a specified proportion of any dividend paid by THUS Group to the charities on or before 5 April 2004, that proportion declining on a year-by-year basis.

Subject to certain exceptions for some insurance companies with overseas business, a corporate THUS Group Shareholder that is resident for tax purposes in the UK and that receives a dividend paid by THUS Group will not be subject to corporation tax on the receipt of the dividend but will not be entitled to the payment of any tax credit with respect to the dividend.

Whether a THUS Group Shareholder who is resident for tax purposes in a country other than the UK is entitled to a tax credit in respect of dividends received from THUS Group and to claim payment of any part of that tax credit will depend, in general, on the provisions of any double taxation convention or agreement which may exist between that THUS Group Shareholder's country of residence and the UK. However, where a non-UK resident THUS Group Shareholder is entitled to claim payment of any part of a tax credit, the amount payable will generally be less than 1 per cent. of the dividend to which it relates. A non-UK resident THUS Group Shareholder may be subject to foreign taxation on dividend income in that THUS Group Shareholder's country of residence.

19.3 Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

No liability to stamp duty or SDRT will generally arise on the allotment and issue of THUS Group Shares by THUS Group under the Scheme.

The conveyance or transfer on sale of THUS Group Shares will usually be subject to ad valorem stamp duty, normally at the rate of 0.5 per cent. (rounded up, if necessary, to the nearest multiple of £5) of the amount or value of the consideration paid. Stamp duty is normally paid by the purchaser. A charge to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration paid for the THUS Group Shares will arise in relation to an unconditional agreement to transfer THUS Group Shares. However, if within six years of the date of the agreement (or, if the agreement was conditional, the date on which the agreement became unconditional) an instrument of transfer is executed pursuant to the agreement and is duly stamped, the stamping of the instrument will normally cancel, or give rise to a repayment in respect of, the SDRT liability. SDRT is normally the liability of the purchaser.

There will be no stamp duty or SDRT on a transfer of THUS Group Shares into CREST where such a transfer is made for no consideration. A transfer of THUS Group Shares effected on a paperless basis through CREST will generally be subject to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration payable. CREST is obliged to collect SDRT on relevant transactions settled within the system.

Where THUS Group Shares are issued or transferred to issuers of depository receipts or providers of clearance services (or their nominees or agents), stamp duty or SDRT, as appropriate, may be payable (in the case of stamp duty) at the rate of 1.5 per cent. (rounded up, if necessary, to the nearest multiple of £5) of the amount or value of the consideration

provided or (in the case of SDRT) at the rate of 1.5 per cent. of the amount or value of the consideration payable (if in money or money's worth) or the value of the THUS Group Shares. Where such stamp duty or SDRT (as appropriate) is payable, such amounts may be charged by the depository or clearance service to the THUS Group Shareholder to whom the THUS Group Shares would otherwise have been issued or to whom the THUS Group Shares are being transferred. Clearance services may opt, under certain conditions, for the normal rates of SDRT to apply to a transfer of shares into, and to transactions within, the service (in which case the above charge at the higher rate of 1.5 per cent. will not apply to an issue or transfer of shares into the clearance service).

The above statements are intended as a general guide to the current stamp duty and SDRT position. Certain categories of person are not liable to stamp duty or SDRT and others may be liable at a higher rate as mentioned above or may, although not primarily liable for the tax, be required to notify and account for it.

Special rules apply to agreements made by market intermediaries and to certain sale and repurchase and stock borrowing arrangements. Agreements to transfer shares to charities will not give rise to SDRT or stamp duty.

20. Information on the CREST settlement system

CREST, the computerised paperless system for settlement of sales and purchases of shares in the London securities markets, commenced operations in July 1996 and almost all listed companies have now joined CREST.

The Regulations provide for the transfer of shares in the UK without stock transfer forms, and the evidencing of title to shares without share certificates, through a computer-based system and procedures, defined in the Regulations as a "relevant system". CREST is the first "relevant system" and is operated by CRESTCo.

The THUS Group Articles contain specific provisions to enable the THUS Group Shares to be dematerialised into a relevant system, including CREST. A copy of the THUS Group Articles is available for inspection as described in paragraph 24 below.

The board of THUS Group has resolved to enable any or all of the THUS Group Ordinary Shares to join CREST and, accordingly, shareholders will be able to hold eligible shares in electronic form in an account on the CREST system or to continue to hold them in the physical form of certificates. Each shareholder will be able to choose, following the issue of THUS Group Shares pursuant to the Scheme, whether or not to convert his eligible shares into uncertificated form and the Registrars will continue to register written instructions of transfer and issue share certificates in respect of THUS Group Shares held in certificated form.

It is currently anticipated that the THUS Group Ordinary Shares will be eligible to join CREST with effect immediately upon admission to the Official List.

21. Scheme costs

The total costs (exclusive of any amounts in respect of value added tax) payable by THUS Group and/or THUS in connection with the Open Offer, Scheme and the listing of THUS Group are estimated to amount to approximately £6 million. Given the inter-relationship between the Open Offer, the Scheme and the listing of THUS Group it is not practicable to separate costs attributable solely to the Scheme and the listing of THUS Group. There are no amounts payable to financial intermediaries.

22. Consents

22.1 PricewaterhouseCoopers have given and have not withdrawn their written consent to the inclusion of their report and letter in this document as set out in Part 5 and 6 respectively and the references to their report and letter and their name in the form and context in which they are included and have authorised the contents of their report and letter for the purposes of regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

22.2 Greenhill & Co. International LLP has given and has not withdrawn its written consent to the issue of these listing particulars with the references to its name in the form and context in which they are included and has authorised the contents of these listing particulars for the purposes of regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

23. Auditors and financial information

23.1 THUS Group has not traded (save for entering into agreements related to the Open Offer, the Scheme and the Demerger) or prepared any accounts since its incorporation.

23.2 PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, of Kintyre House, 209 West George Street, Glasgow, G2 2LW are the auditors of THUS Group and THUS. PricewaterhouseCoopers have audited the consolidated financial statements of THUS for the two years ended 31 March 2000 and 31 March 2001. The reports in respect of the financial statements for each of the two years to 31 March 2001 were unqualified and did not contain a statement under section 237(2) or 237(3) of the Act.

23.3 PricewaterhouseCoopers of 1 Embankment Place, London WC2N 6RH were the reporting accountants and reported on the financial information of THUS for the year ended 31 March 1999 included in the accountants report with the THUS Listing Particulars dated 10 November 1999.

24. Documents Available for Inspection

Copies of the following documents may be inspected at the registered office of the Company at Dalmore House, 310 St Vincent Street, Glasgow, Lanarkshire G2 5BB and at the offices of its legal advisers, Slaughter and May, at 35 Basinghall Street, London EC2V 5DB during normal business hours on any Business Day for 14 days from the date of this document and will also be available for inspection at the Extraordinary General Meeting and the Court Meeting:

(a) memorandum and articles of association of THUS in their current form and in the form following amendment as proposed by resolution 2 at the Extraordinary General Meeting;

(b) the memorandum and articles of association of THUS Group;

(c) the audited consolidated accounts of THUS for the years ended 31 March 2000 and 31 March 2001;

(d) the unaudited interim results of THUS for the six months ended 30 September 2001;

(e) the report of PricewaterhouseCoopers set out in Part 5;

(f) the letter from PricewaterhouseCoopers set out in Part 6;

(g) the letter from Greenhill set out in Part 6;

(h) copies of the Directors' service contracts and letters of appointment referred to in paragraph 10 of this Part 7;

(i) the Scheme Circular and accompanying forms of proxy;

(j) the material contracts referred to in paragraph 13 of this Part 7;

(k) the written consents referred to in paragraph 22 of this Part 7;

(l) the rules of the THUS Employee Share Schemes and of the proposed new THUS Group share schemes summarised in paragraph 11 of this Part 7;

(m) the trust deeds referred to in paragraph 11 of this Part 7;

(n) the Scheme;

(o) the listing particulars relating to the admission of THUS to listing on the London Stock Exchange dated 10 November 1999; and

(p) this document.

Dated 18 January 2002.

B-29

THUS plc

Registered Office: Dalmore House, 310 St. Vincent Street, Glasgow, Lanarkshire G2 5BB

Form of Proxy

or use by holders of Public Ordinary Shares (as defined in the Scheme of Arrangement) at the Court leeting to be held at 11.00 a.m. on 11 February 2002 at the Thistle Glasgow, 36 Cambridge Street, lasgow, Lanarkshire G2 3HN or at any adjournment thereof.

We

ULL NAME..
Please complete in block capitals)

DDRESS ....

....

eing (a) Public Ordinary Shareholder(s) of THUS plc (the "Company") do hereby appoint the Chairman of ie meeting (see Note 1 below) or

....

s my/our proxy to act for me/us at the Court Meeting of the Public Ordinary Shareholders of the Company onvened pursuant to an interlocutor pronounced on 11 January 2002 by the Court of Session in Edinburgh) be held at 11.00 a.m. on 11 February 2002 at the Thistle Glasgow, 36 Cambridge Street, Glasgow, anarkshire G2 3HN or at any adjournment thereof for the purpose of considering and, if thought fit, pproving (with or without modification) the proposed scheme of arrangement referred to in the notice onvening the meeting and at that meeting or at any adjournment of it, to vote for me/us and in my/our name r the Scheme (either with or without modification, as my/our proxy may approve) or against the Scheme s hereunder indicated).

FOR the Scheme	**AGAINST the Scheme**
Signature	Signature ....

MPORTANT: If you wish to vote for the Scheme, sign in the Box marked "FOR". If you wish vote against the Scheme, sign in the Box marked "AGAINST".

ated this.. day of 2002

otes:

If you wish to appoint a person other than the Chairman as your proxy, you should insert his or her name in block capitals in the space provided and delete the words "the Chairman of the meeting or". Such proxy need not be a Public Ordinary Shareholder but must attend the meeting in person to represent you.

In the case of an individual, the proxy should be signed by the member or his attorney. In the case of a corporation, the proxy must be executed under common seal or under the hand of an officer or attorney duly authorised.

In the case of joint holders, the vote of the senior holder who tenders a vote shall be accepted to the exclusion of the votes of other joint holders. Seniority for this purpose shall be determined by the order in which the names stand in the register of members of the Company.

Any alteration made on this form of proxy must be initialled by the person who signs it.

The return of this form of proxy duly completed will not preclude you from attending and voting at the meeting in person if you so wish.

You are requested to lodge this form of proxy with the Company's registrars, Lloyds TSB Registrars Scotland, PO Box 28448, Finance House, Orchard Brae, Edinburgh EH4 1ZF not later than 11.00 a.m. on 9 February 2002. However, if the form is not so lodged it may be handed to the Chairman at the meeting.

Terms defined in the circular to shareholders of the Company containing the scheme of arrangement of the Company and dated 18 January 2002 shall have the same respective meanings when used in this form of proxy, unless the context otherwise requires.

Printed by RR Donnelley Financial, 38887

Licence No SCO4281

1

Lloyds TSB Registrars Scotland
PO Box 28448
Finance House
Orchard Brae
Edinburgh
EH4 1ZF

Attendance Card

thus™

The Extraordinary General Meeting will be held at the Thistle Glasgow, 36 Cambridge Street, Glasgow, Lanarkshire G2 3HN on 11 February 2002 at 11.15 a.m. or, if later, immediately following the conclusion or adjournment of the meeting of certain shareholders of the Company convened by the directors of the Company (pursuant to interlocutors of the Court of Session in Edinburgh).

Full Name (in block capitals)

If you or your proxy wish to attend the Extraordinary General Meeting please bring this Attendance Card with you, duly signed, and hand it in at the shareholder registration desk on arrival. The location of the Thistle Glasgow is shown below.

Signature



Grant St
Carnarvon Street
Balliol St
Woodlands Road
Woodside Cr
M8
Great Western
New City Road
Garscube Rd
Stewart Street
Maitland St
Port Dundas Road
Renton St
Milton Street
West Graham St
Buccleuch Lane
Buccleuch Street
Hill Street
Garnet Street
Renfrew Street
Sauchiehall Street
Sauchiehall Lane
Dalhousie Street
Rose Street
Cambridge Street
Cowcaddens Road
Hope Street
The Thistle Glasgow
Renfrew Lane
Kent Rd
Charing Cross
Elmbank Street
Holland Street
Pitt Street
Douglas Street
Bath Lane
Bath Street
W Regent Street
W Regent Lane
W George Lane
W George Street
St Vincent Street
Renfield Street
West Nile Street
Buchanan St

ROAD
From the south take the M8 to junction 17 and follow the sign for Dumbarton and Kelvinside. At the 1st set of traffic lights turn left, go through the 2nd set and turn right at the 3rd set.

From the West and the airport take the M8 to junction 17 for Dumbarton and Kelvinside. Keep to the right fork. At the 1st set of lights turn right, right at the 2nd set, right at the 3rd set, left at the 4th set and right at the 5th set into Cambridge Street.

RAIL
Take trains to either Glasgow Central or Queen Street Station. Both stations are only 0.5 miles from the hotel.

AIR
From Glasgow airport follow the road directions as above or take a taxi.

Please bring this Attendance Card with you if you attend the Extraordinary General Meeting.

BUSINESS REPLY SERVICE

Lloyds TSB Registrars Scotland
PO Box 28448
Finance House
Orchard Brae
Edinburgh
EH4 1ZF

Form of Proxy

thus™

For use by members at the extraordinary general meeting of THUS plc (the "Company") to be held at the Thistle Glasgow, 36 Cambridge Street, Glasgow, Lanarkshire G2 3HN on 11 February 2002 at 11.15 a.m. or, if later, immediately following the conclusion or adjournment of the meeting of certain shareholders of the Company convened by the directors of the Company (pursuant to interlocutors of the Court of Session in Edinburgh).

I/We (Full Name(s) in Block Capitals) ....

of (Address in Block Capitals) ....

....

(a) member/member(s) of the Company, hereby appoint the Chairman of the meeting (See Note 1) or

....

as my/our proxy to attend and, on a poll, to vote for me/us and on my/our behalf at the extraordinary general meeting of the Company to be held at the Thistle Glasgow, 36 Cambridge Street, Glasgow, Lanarkshire G2 3HN on 11 February 2002 at 11.15 a.m. or, if later, immediately following the conclusion or adjournment of the meeting of certain shareholders of the Company convened by the directors of the Company (pursuant to interlocutors of the Court of Session in Edinburgh) and at any adjournment of it, and I/we direct my/our proxy to vote in respect of the resolutions to be proposed at that meeting as indicated below. (See Note 2)

Special Resolutions	For	Against
1. To (a) increase the authorised capital of the Company, (b) grant the directors authority to allot shares and (c) disapply statutory pre-emption rights and the provisions of Article 7.2 of the Articles of Association of the Company in respect of such allotments.		
2. To (a) approve the Scheme (as defined in the Notice of Extraordinary General Meeting) and (b) amend the Articles of Association of the Company.		
Ordinary Resolutions		
3. To approve the establishment by THUS Group plc of the THUS Group plc Discretionary Share Option Scheme.		
4. To approve the establishment by THUS Group plc of the THUS Group plc Sharesave Scheme.		
5. To approve the establishment by THUS Group plc of the THUS Group plc Performance Share Plan.		
6. To approve the Tax Indemnity Restrictions.		

Signature (See Notes 3, 4 & 5)	Date 2002

Notes to the Form of Proxy

1. A member entitled to attend and vote at this meeting may appoint one or more prox his/her choice to vote instead of him/her on a poll. A proxy need not be a member Company. If you desire to appoint any person(s) other than the Chairman of this me delete the words "the Chairman of the meeting or", insert in block capitals the name(address(es) of the person(s) appointed in the space provided and initial the alteration.

2. Please indicate by inserting a cross in the appropriate box how you wish your proxy to v respect of each resolution. In the absence of any specific direction, the proxy will v abstain from voting at his/her discretion, and, unless instructed otherwise, the appointed proxy may also vote or abstain from voting as he or she thinks fit on any matter (including amendments to the resolutions) arising at the meeting.

3. To be effective, this form, duly signed and dated, together with the power of attorney or authority (if any) under which it is signed (or a notarially certified copy thereof) m deposited at the offices of the Company's registrars, Lloyds TSB Registrars Scotland, P 28448, Finance House, Orchard Brae, Edinburgh EH4 1ZF, not less than 48 hours befo time appointed for holding the meeting or adjourned meeting at which the person(s) in this form is/are to vote. The return of this form of proxy duly completed will not pr you from attending and voting at the meeting in person if you so wish.

4. If this form is given by an individual it must be signed by the individual or signed on his by his attorney duly authorised in writing. If this form is given by a corporation, it m given under its common seal or signed on its behalf by an attorney or a duly authorised of the corporation.

5. In the case of joint holders, the vote of the senior holder who tenders a vote, whether in or by proxy, will be accepted to the exclusion of the votes of the other joint holders. F purpose, seniority will be determined by the order in which the names stand on the r of members. Subject to this, the signing of this form by any one of the joint holders will s but if a holder other than the first-named holder signs, please also supply the name first-named holder.

Printed by RR Donnelley Financial 36201

ACCOUNT No. APPLICATION No.

B-31

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about its contents, or what action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or independent financial adviser authorised under the Financial Services and Markets Act 2000 who specialises in advising on the acquisition of shares and other securities. THIS APPLICATION FORM REPRESENTS AN INVITATION TO APPLY TO SUBSCRIBE FOR NEW ORDINARY SHARES PURSUANT TO THE OPEN OFFER AND IS PERSONAL TO THE THUS PLC SHAREHOLDER(S) NAMED HEREIN AND MAY NOT BE ASSIGNED OR TRANSFERRED (EXCEPT TO SATISFY *BONA FIDE* MARKET CLAIMS PURSUANT TO THE RULES AND REGULATIONS OF THE LONDON STOCK EXCHANGE). THIS IS NOT A NEGOTIABLE DOCUMENT OR A DOCUMENT OF TITLE AND CANNOT BE TRADED.

Applications have been made to the UK Listing Authority and the London Stock Exchange for the New Ordinary Shares to be admitted, respectively, to the Official List and to trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective, and that dealings for normal settlement in the New Ordinary Shares will commence, on 12 March 2002.

Open Offer to Qualifying Shareholders of 573,042,580 New Ordinary Shares in

THUS plc

(Registered in Scotland with registered number SC192666)

at 48 pence each payable in full on application to be received not later than 3.00 pm on 6 March 2002

Name(s) and address of Allotee(s)

TO BE COMPLETED BY THE APPLICANT(S)

Box 4 Number of New Ordinary Shares for which application is made*	Box 5 Amount enclosed at 48p per New Ordinary Share applied for
	£

*Application may be made for any number of New Ordinary Shares up to the maximum set out in Box 2.

	Box 1 Your registered holding of Thus plc Shares at the close of busines on 11 January 2002	Box 2 Maximum number of New Ordinary Shares for which you may apply	Box 3 Amount payable for the maximum entitlement set out in Box 2
Ordinary Shares Participating Preference Shares			£

ACTION TO BE TAKEN: If you wish to apply to subscribe for New Ordinary Shares, you must complete Boxes 4 and 5 and then sign where indicated either on page 3 if an application is being made in the name(s) above or in Box 8 on page 4 if an application is being made as a result of a *bona fide* market claim and return this Application Form, together with a cheque, building society cheque or sterling bankers' draft (see Note 2 overleaf) for the sum inserted by you in Box 5. All joint holders must sign. If you do not wish to apply for any New Ordinary Shares, you need take no further action although you are requested to return the Form of Proxy in accordance with the instructions printed on it. Enquiries with respect to this Application Form should be made by telephone to the THUS Shareholder Information Line on 0845 203 2020 (overseas +44 20 7864 9124), quoting the Application Number shown above. The THUS Information Line will only give advice on matters of procedure and will not give financial advice in relation to the action to be taken by THUS plc shareholders. If you wish to apply for New Ordinary Shares you MUST SIGN where indicated on page 3 or in Box 8 on page 4 as appropriate.

If you have sold or otherwise transferred all or part of your Ordinary Shares or Participating Preference Shares in THUS plc (the "Company") prior to 18 January 2002, being the ex-entitlement date, you should complete Box 7 on page 4 and forward this form, together with the accompanying documents, to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee or for splitting if appropriate. However, such documents should not be distributed, forwarded or transmitted in or into the United States, Canada, Australia, Japan or the Republic of Ireland. If you have sold or transferred any part of your holding of your Ordinary Shares or Participating Preference Shares, you are referred to the instructions regarding Assignment and Splitting overleaf.

This Application Form should be read in conjunction with the prospectus to shareholders dated 18 January 2002 (the "Prospectus") accompanying this Application Form. Copies of the Prospectus have been delivered to the Registrar of Companies in Scotland for registration in accordance with section 83 of the Financial Services and Markets Act 2000 (as applied by section 86 of that Act). The definitions used in the Prospectus also apply in this Application Form, unless the context otherwise requires.

The Application Form represents a right for Qualifying Shareholders to take up New Ordinary Shares subject to the terms and conditions of the Open Offer. The attention of overseas persons is drawn to the declaration on page 3 and the restrictions on applications by such persons as set out in the Prospectus and this Application Form. Subject to certain exemptions being available under relevant local laws, the Open Offer is not being made, and the New Ordinary Shares are not being offered or sold, directly or indirectly, and will not be issued, to any person in the United States, Canada, Australia, the Republic of Ireland or Japan. In particular, the New Ordinary Shares to be issued under the Open Offer have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act") or under the securities laws of any state of the United States, nor have any steps been taken to enable the New Ordinary Shares to be offered in compliance with applicable securities laws of Canada, nor has a prospectus in relation to the New Ordinary Shares been lodged with, or registered by, the Australian Securities Commission, nor have any clearances been obtained from the Ministry of Finance of Japan and nor has a prospectus in relation to the New Ordinary Shares been lodged with, or registered by, the Ministry of Finance of Japan. Information relating to the Company and full details of the Open Offer to which this Application Form relates are contained in the Prospectus. The Open Offer is made on, and subject to, the terms set out in the Prospectus and in this Application Form. Copies of the Prospectus are available from the registered office of the Company and will be available for inspection at the offices of Slaughter and May at 35 Basinghall Street, London EC2V 5DB during normal business hours up to and including 12 March 2002.

Account No. **Application No.**

NOTES:

1. The Application Form should be completed and lodged by post with Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or, during normal business hours, by hand with Lloyds TSB Registrars, Antholin House, 71 Queen Street, London EC4N 1SL together with a remittance to cover the number of New Ordinary Shares applied for, so as to arrive not later than 3.00 pm on 6 March 2002. If you post your Application Form (using the enclosed reply paid envelope) you are recommended to allow at least four working days for delivery. No receipt will be given for the Application Form. Qualifying Shareholders who are not resident in the UK should allow longer for delivery and will not be able to use a reply paid envelope.
2. Cheques, building society cheques or sterling bankers drafts must be made payable to "Lloyds TSB Bank plc - THUS Open Offer" and crossed "Account Payee only" and must be drawn in sterling on an account at a branch (which must be in the United Kingdom, the Channel Islands or the Isle of Man) of a bank or building society which is either a settlement member of the Cheque and Credit Clearing Company Limited or the CHAPS Clearing Company Limited or which has arranged for its cheques and bankers' drafts to be cleared through the facilities provided by either of those companies (and must bear the appropriate sorting code number in the top right hand corner). Any application may be rejected unless these requirements are fulfilled. Cheques and bankers drafts representing application monies will be presented for payment upon receipt and it is a term of the Open Offer that cheques will be honoured on first presentation. The Company reserves the right to treat as valid any application in respect of which remittance is not so honoured. The Company reserves the right to seek special clearance of cheques to allow the Company to obtain value for remittances at the earliest opportunity. Application monies will be kept in a separate bank account pending fulfilment of the conditions of the Open Offer. Any interest earnt on monies in such account will be retained by the Company.
3. If definitive certificates are to be despatched they would be despatched by 22 March 2002 to Qualifying Shareholders who hold their Existing Ordinary Shares at the Record Date in certificated form. CREST accounts of Qualifying Shareholders who hold their Existing Ordinary Shares at the Record Date in uncertificated form are expected to be credited in respect of the New Ordinary Shares on 12 March 2002. All New Ordinary Shares issued as a result of a *bona fide* market claim will be issued in certificated form and, in this respect, shareholders wishing to hold all or part of their holding of New Ordinary Shares in uncertificated form will need to comply separately with the relevant CREST procedures for conversion of such shares into uncertificated form following receipt of their share certificates. Notwithstanding any other provision, the Company reserves the right to allot and/or issue any of the New Ordinary Shares in certificated form.
4. The verification of identity requirements of the Money Laundering Regulations 1993 will apply and verification of the identity of applications may be required. Part 2 of the Prospectus contains further information relating to compliance with the Money Laundering Regulations.
5. A corporation should sign under the hand of a duly authorised official who should state his capacity.
6. If this Application Form is signed under a power of attorney, such power of attorney or a duly certified copy thereof must accompany this form.
7. All documents or remittance sent by or to an applicant, or as he may direct, will be sent through the post at the applicant's risk.
8. This form may be assigned, split or consolidated only to satisfy *bona fide* market claims. Instructions for assignment, splitting and consolidation are set out below.
9. No person receiving a copy of the Prospectus or this Application Form other than in the United Kingdom may treat the same as constituting an invitation to him to subscribe for New Ordinary Shares, nor should he in any event use such Application Form unless, in the relevant territory, such an invitation could lawfully be made to him or such Application Form could lawfully be used without compliance with any unfulfilled registration or other legal requirements. It is the responsibility of any person receiving a copy of the Prospectus and/or this Application Form outside the United Kingdom and wishing to make an application for New Ordinary Shares to satisfy himself as to full observance of the laws of the relevant territory, including obtaining any governmental or other consents which may be required, or of any other formalities needing to be observed in such territory.
10. "U.S. person" means any natural person resident in the United States, any corporation, partnership or other entity organised or incorporated in or under the laws of the United States, any estate of which any executor or administrator is a U.S. person, any trust of which any trustee is a U.S. person and any agency or branch of a foreign entity located in the United States. "United States" means the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia.
11. All applications in respect of the Open Offer, all acceptances thereof and all contracts resulting from such acceptances shall be governed by, and construed in accordance with, English Law.

INSTRUCTIONS FOR ASSIGNMENT AND SPLITTING

The Application Form may be assigned or transferred or split, but only to satisfy a *bona fide* market claim. If you have sold all or any of the Ordinary Shares shown in Box 1 overleaf prior to 18 January 2002, being the ex-entitlement date, you should complete the declaration in Box 7 on page 4 and pass this document to the agent who has effected the sale your behalf. Box 8 on page 4 must be completed by the person(s) to whom such Ordinary Shares have been sold.

Split Application Forms may be obtained on surrender of this form to Lloyds TSB Registrars, Antholin House, 71 Queen Street, London EC4N 1SL, with Box 7 duly completed. The number of shares to be included in each split Application Form must be stated in a separate letter and the aggregate must equal the number shown in Box 2. Box 7 on each split Application Form will be marked "Declaration of sale duly made". The latest times for application and for splitting are shown in Box 9.

In the event of Boxes 7 and 8 being completed, Box 10 must be completed by the selling broker or other agent and Box 11 must be completed by the buying broker or other agent.

INSTRUCTIONS FOR CONSOLIDATION

The following procedures should be followed when it is desired to register the New Ordinary Shares comprised in several Application Forms which have been received in settlement of *bona fide* market claims in the name of one holder (or joint holders):

1. Box 7 must have been completed on each Application Form or marked "Declaration of sale duly made";
2. The Application Forms should be sorted into number order by reference to the Application Number appearing on page 1;
3. Box 8 on the first Application Form (the "Principal Form") should be completed;
4. Details of each Application Form (including the Principal Form) should be inserted in Application Number order in the Consolidation Listing Form on the Principal Form;
5. The Application Number of the Principal Form should be inserted in the box provided alongside the Consolidation Listing Form on each remaining Application Form;
6. All the Application Forms should then be lodged for registration in one batch with the Principal Form on top and the others in Application Number order; and
7. If the spaces in the Consolidation Listing Form on the Principal Form are not sufficient the particulars should be listed on separate sheets and

To: The Directors of the Company

I/We being the holder(s) at the close of business on 11 January 2002 of the number of THUS plc Shares set out in Box 1 on page 1 (or the beneficial owner(s) of any of those shares by virtue of a bona fide market claim) of this Application Form hereby irrevocably apply to subscribe for the number of New Ordinary Shares inserted in Box 4 on page 1 and agree to accept the same on the terms and subject to the conditions set out in the Prospectus and in this Application Form and subject to the Memorandum and Articles of Association of the Company.

If no number is inserted in Box 4 (or a number is inserted in Box 4 which is inconsistent with the amount of the remittance accompanying this Application Form and shown in Box 5), I/we agree that I/we shall be deemed to have applied for the lesser of (a) the number of New Ordinary Shares shown in Box 2 or (b) the number of New Ordinary Shares at 48p per share as is covered by the remittance which accompanies this Application Form and is entered in Box 5. If the number of New Ordinary Shares specified in Box 4 is greater than the maximum number specified in Box 2 on page 1 then the application, if complete in all other respects, will be treated as one for the maximum number of New Ordinary Shares specified in Box 2.

I/We enclose a cheque, building society cheque or sterling bankers' draft payable to "Lloyds TSB Bank plc - THUS Open Offer" and crossed "Account Payee only" for the sum inserted in Box 5 on page 1, being the amount payable in full on application for the number of New Ordinary Shares referred to in Box 4 at 48p per share.

In consideration of the Company agreeing to accept this application, I/we agree that this application is irrevocable and I/we further agree that this paragraph shall constitute an additional contract between me/us and the Company which shall become binding upon receipt by Lloyds TSB Registrars of this Application Form duly completed and the accompanying payment. I/We acknowledge that the Company reserves the right to treat any application not strictly complying with the terms and conditions of application as nevertheless valid.

I/We represent and warrant that either (i) I am/we are not (a) U.S. person(s) (as defined in Note 10 on page 2), and am/are not applying on behalf of such (a) person(s) with a view to the re-offer, re-sale or delivery of the New Ordinary Shares directly or indirectly in or into the United States or to a U.S. person, or (ii) I am/we are (a) U.S. person(s) applying on behalf of (a) U.S. person(s) pursuant to an express agreement with the Company, after having satisfied or after such U.S. person(s) has/have satisfied the Company that a relevant exemption from the registration requirements of the Securities Act applies to me/us or such U.S. person(s).

I/We represent and warrant that I am/we are not (a) resident(s) of Canada, Australia, Japan or the Republic of Ireland and am/are not applying on behalf of such (a) person(s) with a view to the re-offer, re-sale or delivery of the New Ordinary Shares directly or indirectly in or into Canada, Australia, Japan or the Republic of Ireland or to a resident of Canada, Australia, Japan or the Republic of Ireland or any other person whom I/we have reason to believe is purchasing or subscribing for the New Ordinary Shares nor acting on behalf of such person(s) on a non-discretionary basis.

I/We agree that any monies returnable to me/us and any certificates for New Ordinary Shares issuable to me/us may be retained, and my/our accounts maintained in the CREST system (the settlement system operated by CRESTCo Limited) may not be credited with any New Ordinary Shares issuable to me/us, pending clearance of my/our remittance and any verification of identity required by the Money Laundering Regulations 1993 and that such monies will not bear interest and that, failing such verification of identity within the period referred to in the Prospectus, this application may be rejected (but without prejudice to any rights the Company may have to take proceedings to recover any loss or damage suffered or incurred by it as a result of the failure to produce satisfactory evidence as aforesaid).

Alternatively, the Company may elect that the relevant shares will be allotted to me/us but (notwithstanding any other term of the issue) will not be issued to me/us until the verification of identity requirements have been satisfied. Within such period, not being less than twenty business days after a request for evidence of identity is despatched to me/us, as the Company may in its absolute discretion allow, the Company will be entitled to make arrangements (in its absolute discretion as to manner, timing and terms) to sell the relevant shares, and for that purpose the Company will be authorised to act as agent of me/us. Any proceeds of sale (net of expenses of sale) of the relevant shares, which shall be issued to and registered in the name of the purchaser(s) or an amount equivalent to the original payment by me/us, whichever is the lower, will be held by the Company on trust for me/us, subject to the requirements of the Money Laundering Regulations 1993.

I/We request and authorise the Company or its agent to send me/us a definitive certificate in respect of the New Ordinary Shares, for which this application is accepted, by post at my/our risk to the address given above, unless the name of my/our agent is inserted in Box 6 overleaf, or my/our accounts are maintained in the CREST system, and to procure my/our name(s) to be placed on the Register of Members of the Company as holder(s) of such New Ordinary Shares. Pending despatch of definitive certificates, transfers will be certified against the Register of Members of the Company.

I/we acknowledge and agree that any and all New Ordinary Shares allotted or issued to me/us will be bound by the Scheme (as defined in the Prospectus).

I/We further authorise the Company or its agent to present the enclosed cheque, building society or sterling bankers' draft on receipt and before the conditions of the Open Offer set out in the Prospectus are fulfilled. In the event that the condition of the Open Offer as set out in the Prospectus is not fulfilled or waived by 9.00 am on 12 March 2002 (or such later date as ScottishPower and the Company may agree), I/we acknowledge that and agree that no New Ordinary Shares will be allotted to me/us and I/we authorise the Company or its agents to return all application monies without payment of interest thereon to me/us by post at my/our risk to the address given on page 1 or to the address given in Box 8 on page 4, unless the name and address of my/our agent is inserted in Box 6, as soon as practicable (subject to compliance with any requirements of the Money Laundering Regulations 1993).

Completion of this Application Form accompanied by a cheque, building society cheque or sterling bankers' draft constitutes a warranty by me/us that the cheque, building society cheque or sterling bankers' draft will be honoured on first presentation and this warranty shall constitute a term of the Open Offer. I/We acknowledge that the Company reserves the right to treat as invalid any application in respect of which a remittance is not so honoured.

I/We acknowledge that no application will be treated as valid (a) which is received in an envelope postmarked in, or which otherwise appears to the Company or its agents to have been sent from the United States, Canada, Australia, Japan or the Republic of Ireland, or (b) which contains an address in the United States, Canada, Australia, Japan or the Republic of Ireland for registration or delivery of certificates representing New Ordinary Shares and that the Company reserves the right to treat an Application Form as invalid if it believes the making of such an application may violate any legal or regulatory requirement in any jurisdiction.

Note: **If you cannot give the warranties set out above, you should not make this application.**

Please sign here only if you are the person(s) named on page 1 otherwise see Box 8 overleaf.

First or sole holder:

Usual signature.. Date ....

Joint holder(s) (if any)

(2) Usual signature.. Date ....

(3) Usual signature.. Date ....

(4) Usual signature.. Date ....

 ENTITLEMENT ACCOUNT No. APPLICATION No.

Box 6
Name and address of person lodging this form (if other than the person(s) named on page 1 or the person(s) named in Box 8 below) to whom the share certificate and/or cheque or any returned application monies should be sent.

Box 7
I/We hereby declare that I/we have sold all or part of the holding of Ordinary shares or Participating Preference Shares set out in Box 1 prior to 18 January 2002.

Signature (1) .... Signature (3) ....

Signature (2) .... Signature (4) ....

(Usual signature of (all) holder(s). A corporation must affix its seal or execute as a deed.)

BUYING BROKERS OR SIMILAR AGENTS SHOULD NOTE THAT BOX 8 BELOW MUST BE SIGNED PERSONALLY BY THEIR CLIENT(S). IF TIME DOES NOT PERMIT, APPLICATION SHOULD BE MADE IN A NOMINEE NAME.

Box 8
NOT FOR USE BY THE PERSON(S) NAMED ON PAGE 1
IN THE EVENT OF THE SALE OF ANY OF THE ORDINARY SHARES OR PARTICIPATING PREFERENCE SHARES SET OUT IN BOX 1 ON PAGE 1 PRIOR TO 18 JANUARY 2002 THIS BOX SHOULD BE COMPLETED BY THE APPLICANT FOR THE NEW ORDINARY SHARES AND CONSTITUTES AN APPLICATION ON THE TERMS SET OUT HEREIN AND IN THE PROSPECTUS DATED 18 JANUARY 2002.

1. Forename(s) (in full) .... Surname ....(State Mr., Mrs., Miss or title)

   Address ....

   .... Postcode ....

   Signature .... Date 2002

2. Forename(s) (in full) .... Surname ....(State Mr., Mrs., Miss or title)

   Signature .... Date 2002

3. Forename(s) (in full) .... Surname ....(State Mr., Mrs., Miss or title)

   Signature .... Date 2002

4. Forename(s) (in full) .... Surname ....(State Mr., Mrs., Miss or title)

   Signature .... Date 2002

I/WE DECLARE THAT THE ABOVE APPLICATION IS MADE BY ME/US AS THE RESULT OF A *BONA FIDE* MARKET CLAIM. I/WE DECLARE THAT I AM/WE ARE NOT (A) U.S. PERSON(S) OR (A) RESIDENT(S) OF CANADA, AUSTRALIA, JAPAN OR THE REPUBLIC OF IRELAND. I/WE APPLY, UNDERTAKE, AGREE, REPRESENT AND WARRANT AS SET OUT OVERLEAF. I/WE ACKNOWLEDGE THAT ALL NEW ORDINARY SHARES ISSUED AS A RESULT OF A *BONA FIDE* MARKET CLAIM WILL BE ISSUED IN CERTIFICATED FORM.

CONSOLIDATION LISTING FORM

Application Number	Number of New Ordinary Shares
Total number of Application Forms	Total number of New Ordinary Shares
Application number of Principal Application Form	

CANCEL

Box 9

Send the completed and signed Application Form, together with payment, by post or by hand to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, or by hand only to Lloyds TSB Registrars, Antholin House, 71 Queen Street, London EC4N 1SL.

Latest date for
Splitting Application Forms (to satisfy *bona fide* market claims only)* — 3.00 pm on 4 March 2002
Receipt of application and payment in full — 3.00 pm on 6 March 2002

Expected date CREST accounts to be credited — 12 March 2002

*All requests for splitting (which may only be made to satisfy *bona fide* market claims) should be addressed to Lloyds TSB Registrars, Antholin House, 71 Queen Street, London EC4N 1SL.

Box 10
Stamp of selling broker or other agent

Box 11
Stamp of buying broker or other agent

B-32

02 FEB 25 AM 8:58

[Firstname][Surname]
[Address1]
[Address2]
[Address3]
[Address4]
[Address5]

18th January 2002

Dear [Firstname],

Scheme of Arrangement and the Thus plc Performance Unit Equity Plan ("PUEP")

This letter contains information about how the Scheme of Arrangement affects your PUEP award.

The shareholders of Thus plc are being asked to approve a legal process known as a Scheme of Arrangement at their meeting to be held on 11th February 2002. A copy of the shareholder circular that gives a full description of this process is available from me should you wish to know more.

After obtaining this shareholder approval, it will be necessary to seek the High Court's approval to the Scheme of Arrangement. It is hoped that this will be obtained the same day, 11th February 2002. The obtaining of the High Court's approval will afford you the opportunity to exercise your award earlier than the originally envisaged date of vesting.

In summary:

- You would have already served your first exercise notice to receive 25% of the Thus shares subject to your PUEP award during the period 17 November 2000 and 17 May 2001.
- You are presently entitled to complete a second exercise notice (and may already have done so) to receive 25% of the Thus shares originally subject to your PUEP award. The relevant exercise period is from 17 November 2001 to 17 May 2002.
- It was envisaged that you would have been entitled to receive the 50% balance of the shares during the third exercise period of 17 November 2002 to 17 May 2003. It is a condition of exercise that you are a Thus employee at the time of exercise.
- The rules of the PUEP state that you may exercise your award in respect of the remaining 50% of the shares, conditional on the High Court sanctioning the Scheme of Arrangement, provided that you deliver a notice of exercise to me prior to 12 noon on 7th February 2002.
- If you choose not to exercise your PUEP award at this time, it will continue to subsist on the same terms and upon future exercise you will receive the same number of shares in Thus Group. You are not required to take any action for this exchange to occur.
- Conscious of our shareholders' opinions, William Allan and Philip Male have publicly confirmed that they will not exercise their unvested PUEP awards over the remaining 50% of

the shares until after 17 November 2002, i.e. the date on which it was originally envisaged that the third portion of the PUEP award would have vested.

- As you will read from the Circular, our shareholders are being asked to approve the adoption of a new array of share incentive schemes under which you may be considered to participate.

Yours sincerely

David MacLeod.

David MacLeod
Company Secretary
Thus plc

If you are in doubt about the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other financial adviser authorised under the Financial Services and Markets Act 2000, immediately.

THIS LETTER IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. It should be read in conjunction with the circular to Thus plc shareholders issued 18th January 2002 and which you should receive by separate mailing. A copy of this circular is available from the Company Secretary's office if required.

If you are in doubt about the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other financial advisers authorised under the Financial Services and Markets Act 2000, immediately.

THUS PLC

PROFIT SHARING SCHEME

To: *The Participants of the Thus plc Profit Sharing Scheme*

18th January 2002

Dear Colleague

Scheme of Arrangement and the Thus plc Profit Sharing Scheme

I enclose for your information a copy of the Circular sent today to shareholders giving details of the terms of the proposed Scheme of Arrangement.

Under this Scheme of Arrangement, Thus Group will become the listed holding company of Thus. Shareholders will receive in exchange for their existing Thus ordinary shares, the same number of ordinary shares in Thus Group.

The purpose of this letter is to explain to you the action which you may now take to instruct the Trustees of the Thus plc Profit Sharing Scheme to vote the Thus shares, which they hold on your behalf as a participant under the Thus plc Profit Sharing Scheme, at the Court and Extraordinary General Meetings to be held on 11th February 2002.

To instruct the Trustees to vote for or against the Scheme of Arrangement and the associated resolutions, please reply to this letter by completing and returning the enclosed Form of Direction. To be counted, it is necessary for you to reply to Lloyds TSB Registrars Scotland by no later than 11:00am on 7th February 2002.

You should be assured that whether or not the Scheme of Arrangement is approved, it will not affect the terms on which your shares are held. You will recall that the two year

TRUSTEES OF THE THUS PLC PROFIT SHARING SCHEME
FORM OF DIRECTION

I...
(Please print full name)

of...

....*(Please print address)*

being a participant in the Thus plc Profit Sharing Scheme (the "Scheme") hereby request that in respect of the shares in Thus plc appropriated to me under the Scheme, the Trustees of the Scheme vote upon the resolution to be put to the Extraordinary General Meeting of the Company to be held on 8th February 2002 and at any adjournment thereof in the manner directed below.

	For	Against
Special Resolutions		
1. To (a) increase the authorised capital of the Company, (b) grant the directors authority to allot shares and (c) disapply statutory pre-emption rights and the provisions of Article 7.2 of the Articles of Association of the Company in respect of such allotments.		
2. To (a) approve the Scheme (as defined in the Notice of Extraordinary General Meeting) and (b) amend the Articles of Association of the Company.		
Ordinary Resolutions		
3. To approve the establishment by THUS Group plc of the THUS Group plc Discretionary Share Option Scheme.		
4. To approve the establishment by THUS Group plc of the THUS Group plc Sharesave Scheme.		
5. To approve the establishment of THUS Group plc of the THUS Group plc Performance Share Plan.		

Signature: ______________________ **Date:** ______________________

Notes:

1. Please indicate your voting preference with a cross in the boxes above.
2. To be effective, this form must be completed and returned so as to reach the **Trustees, c/o Lloyds TSB Registrars Scotland, PO Box 28448, Finance House, Orchard Brae, Edinburgh, EH4 12F** by not later than 48 hours before the time appointed for holding the meeting.

3. Subject to the Rules of the Scheme, voting rights in respect of shares held by the Trustees will be exercised by the Trustees in the manner directed by the participants. If a valid voting preference is not given by you, the Trustees will not vote your shares.

[Firstname] [Surname]
[Address1]
[Address2]
[Address3]
[Address4]
[Address5]

18th January 2002

Dear Colleague

Scheme of Arrangement and the Thus plc Sharesave Scheme

This letter contains information about how the Scheme of Arrangement affects your share option(s) granted under the Thus plc Sharesave Scheme. **Please read it carefully and remember that if you do nothing, you may ultimately lose your share option(s).**

The shareholders of Thus plc are being asked to approve a legal process known as a Scheme of Arrangement at their meeting to be held on 11th February 2002. A copy of the shareholder documentation that gives a full description of this process is available from me should you wish to know more.

After obtaining this shareholder approval, it will be necessary to seek the High Court's approval to the Scheme of Arrangement. It is hoped that this will be obtained on the same day, 11th February 2002. The obtaining of the High Court's approval will trigger the need for you to make a decision in respect of your share option(s).

Attached to this email are Guidance Notes that set out in detail the choices available to you as an optionholder. The key points to note are:

- Your decision will only be effective if and when the Scheme of Arrangement is approved by the High Court. You can reply to me before this time if you wish.
- Subject to obtaining the shareholders' and High Court's approvals, you may decide to either:
  - (a) exercise your option, but only to the extent of your accrued savings at the time of exercise (this means that you will not be able to buy all the shares subject to your option, and your right to buy the balance of the shares will lapse); or
  - (b) keep your option, in which case it will be exchanged for an equivalent option over shares in Thus Group. The number of shares under option, the option price, the time periods for exercise and all other terms for exercise will remain unchanged. At the end of the original three/five year period, you will then have the opportunity of buying all the shares subject to the option.
- If you wish to exercise your Sharesave option, please remember that you will have to pay the option's exercise price (272 pence per Thus share) from your savings. There is only a

"profit" in a share option if Thus' share price at time of exercise is greater than the option's exercise price. On 15th January 2002, Thus' closing share price was 48 pence per share, i.e. there would have been no "profit" in exercising a Sharesave option on that date.

- Please remember that you must be a Thus employee at the chosen date of exercise or, if you have left Thus, be otherwise entitled to exercise the option. If you wish to exercise your option, you must indicate this on the enclosed Form of Election

- If you wish to keep your option, please indicate this on the enclosed Form of Election.

- You must tell us of your decision by the date that falls six months after the date on which the High Court sanctions the Scheme of Arrangement. You will be informed of this deadline in due course. You may reply earlier than this if you wish.

- Completed Forms of Election should be sent to the Thus Company Secretary's office.

Please note that if you miss this deadline by failing to send a reply, your Sharesave option will lapse i.e. become worthless.

If you have options granted under another share scheme, or rights under the Thus Profit Sharing Scheme, you will receive a separate communication in regard to these to which you must also reply.

If you have any questions that are not addressed by the attached Guidance Notes, please contact HRhelpline@thus.net.

Yours sincerely

David MacLeod

David MacLeod
Company Secretary
Thus plc

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you take no action, your option(s) will lapse and cease to be of any value. If you have any doubt about the action you should take you should immediately take independent financial advice to help you make your choice.

THUS SHARESAVE OPTIONS

GUIDANCE NOTES

These Guidance Notes apply only to those employees who have options granted under the Thus plc Sharesave Scheme.

When the Scheme of Arrangement is approved by the shareholders and subsequently by the High Court, both expected on 11th February 2002, your choice will be between:

1. exercise your Sharesave option and buy Thus shares at the option price of 272 pence per share, using your savings and interest accumulated (but not the savings bonus) as at the date of exercise. This means that you will not be able to buy all the shares as shown on your option certificate, and the right to buy the balance of the shares will be lost; or

2. keep your Sharesave option, in which case it will be exchanged for an equivalent Sharesave option over Thus Group shares. You can continue saving under the same savings contract, and at the end of this contract, collect your savings bonus and decide whether or not to buy all the shares.

Please note that doing nothing will ultimately result in your Sharesave option lapsing i.e. becoming worthless.

Under the rules of the Sharesave Scheme you are free to terminate your savings contract at any time and have your contributions, plus any interest, returned to you. Doing so would cause your options to lapse. To find out how to do this you can contact the Halifax Sharesave line on 0800 371 761.

If you are no longer employed by Thus, you will have the same choices as described in these Guidance Notes, but:

(a) if your option is already capable of being exercised, you can still exercise it before the Court is due to sanction the Scheme of Arrangement; and

(b) if the last date for exercising your option, which would have been confirmed to you at the time of your leaving, is before any date specified in these Guidance Notes, this earlier date will prevail.

The following pages provide more information about the choices available to you. The decision on what to do is entirely yours. The Company cannot advise you on the best course of action to take. Therefore if you have any financial questions, you may wish to take independent financial advice to

help you make your choice.

1. **CHOICE 1 - EXERCISING YOUR OPTION**

Once the Scheme of Arrangement has been approved by the High Court, you may be able to exercise your share option. The exercise period will be six months from the date of the High Court approval.

It is a condition that you remain a Thus employee on your chosen date of exercise. If you are no longer an employee, you would have been separately advised of your rights under the Sharesave Scheme, and the Scheme of Arrangement will not extend the exercise period of which you have previously been informed, or reactivate options that have already lapsed.

If you choose to exercise your Sharesave option, you will be agreeing to buy Thus shares at a price of 272 pence per share. Please remember that there is only a "profit" in a share option if Thus' share price is greater than the option's exercise price. On 15th January 2002, Thus' closing share price was 48 pence per share, i.e. there would have been no "profit" in exercising a Sharesave option on that date.

The extent to which you can exercise your share option will depend on the total amount of your savings and interest at the time of exercise. This means that you will not be able to buy all the shares subject to your option, and your right to buy the balance of the shares will lapse.

You can only qualify for the savings bonus if you have completed the savings contract and reached the maturity date. If you choose to exercise your Sharesave option before the maturity of the savings contract, you will forfeit the savings bonus. Instead, you will receive interest at the rate of 3% per annum, calculated on a simple basis, provided that you have made at least one year's worth of savings.

If you wish to exercise your Sharesave option you should complete the Form of Election as follows:

- Complete your full name and home address
- Tick the box headed "Exercise"
- Confirm when you wish to exercise the option
- Sign and date the Form of Election

Once completed you should return the Form and Election to David MacLeod, Thus Company Secretary.

2. **CHOICE 2 - KEEPING YOUR OPTION**

You are invited to keep your option, but instead of it being over Thus Shares it will be over shares in Thus Group. Technically, you will be agreeing to release your option over Thus Shares for the grant of a new equivalent option over Thus Group Shares. Subject to formal approval from the Inland Revenue, the new option will be granted on the same terms and conditions as your current option i.e. same number of shares, option price, exercise dates and with exercise conditional on your continued employment. However, when you come to exercise it in the future you will receive shares in Thus Group rather than Thus.

If you keep your Sharesave option, you can continue to make regular savings under your existing savings contract. At the end of your contractual savings period, you will then receive the savings bonus and have the same choices as originally contemplated.

If you wish to keep your Sharesave option, you will need to complete the enclosed Form of Election as follows:

- Complete your full name and home address
- Tick the box headed "Keep"
- Sign and date the Form of Election

Once completed you should return the form to David MacLeod, Thus Company Secretary.

3. **TAX SUMMARY**

The following is a summary of the likely United Kingdom taxation implications for option holders resident in the United Kingdom, from the date of grant of your option to the date you sell your shares, and not subject to tax in any other jurisdiction.

The precise tax consequences for you will depend on your particular circumstances and you are advised to seek professional tax advice before taking any action in connection with your option. The answers below are for guidance only and are based on legislation and Inland Revenue practice in force as at 1st January 2002.

Choice 1 – Exercise of Option

As you would not have held your Sharesave option for at least three years at the date of exercise, the tax consequences are:

- you may be liable to an income tax charge on the exercise of your option;
- income tax will be chargeable on the amount (if any) by which the market value of the Thus shares at the date of exercise exceeds the option price paid by you for those shares;
- you will have to declare and pay this tax (if any) under the Self Assessment regime;
- there will be no National Insurance liability; and
- you may be liable to capital gains tax when you ultimately dispose of the shares.

Choice 2 – Keep your Option

The tax consequences are:

- no tax liability as a result of the exchange itself;
- if you choose to exercise your option at the end of the savings period, there will be no income tax liability;
- no National Insurance liability; and

- a capital gains tax liability may arise (subject to your annual allowance) when you come to sell your Thus Group shares acquired on the exercise of your "new" option, with the chargeable gain being calculated by reference to the excess of the sale proceeds over the option price.

4. **FURTHER INFORMATION**

If you have any questions relating to the Scheme of Arrangement and how it affects you as an optionholder you should contact the HRhelpline@thus.net in the first instance.

Please note that we cannot advise you on what is the best course of action for you. This will depend on your own individual circumstances and aspirations. You may wish to take independent financial advice, but please remember that you will normally be charged for such advice.

In the event of any conflict between these notes and the rules of the Sharesave Scheme or applicable legislation and this guidance note, the scheme rules and legislation will take precedence. References to taxation consequences in this document are for guidance purposes only.

5. **WHAT TO DO NEXT**

You should consider your own position. Once you have made your decision, you should complete and return the enclosed Form of Election.

Please remember that doing nothing will ultimately result in your Sharesave option lapsing i.e. becoming worthless.

A copy of the rules of the Thus plc Sharesave Scheme can be obtained by e-mailing HRhelpline@thus.net.

THIS DOCUMENT AND THE ACCOMPANYING OPTION LETTER ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION

If you are in any doubt about the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or independent financial adviser authorised under the Financial Services and Markets Act 2000, immediately.

FORM OF ELECTION

for use by holders of

THUS SHARESAVE OPTIONS

This Form of Election is for holders of share options granted under the Thus Sharesave Scheme (the "Sharesave Scheme")

Notes on completion of the Form of Election

1. **Please complete** your name and address.

2. Please indicate whether you wish to exercise or keep your Sharesave option by **ticking the appropriate box.**

3. **Sign** this form where indicated.

4. If you choose to exercise your option, you will have to decide when you wish to exercise your option. The default timing will be the day on which you sign this form, or if later, the day when your option first becomes exercisable, but in this form you can indicate a later date.

5. **Return** this completed Form of Election to David MacLeod, Thus Company Secretary (not to the Halifax).

PLEASE NOTE: If you do not return this form by the relevant deadline expressing your choice, your Sharesave option will lapse and become worthless.

Do not detach any part of this Form of Election

To: The directors of Thus plc, Thus Group plc and Halifax plc

Please insert your full name and address in BLOCK CAPITALS

Name: ....

HOME address: ....
....
....
.... Postcode: ....

I hereby irrevocably request and agree as follows:

(a) if I have ticked the box headed "Exercise",

(i) I wish to exercise my Sharesave option in respect of the maximum number of Thus shares that my savings and interest can purchase and in accordance with the rules of the Sharesave Scheme; and

(ii) I wish to exercise my option on the date that I have signed this form, or if later, the date it first becomes exercisable

Or (completion of the following shall override the former statement)

I wish to exercise my option on .... (insert a later date if you so wish, but this date cannot be later than the exercise deadline, i.e. six months from the date on which the High Court approves the Scheme of Arrangement).

Please note that the number of shares that you may buy may differ according to when the exercise takes effect because it depends on the total of your savings and interest at the time of exercise.

(b) if I have ticked the box headed "Keep", I wish to release my option over shares in Thus for the grant of an equivalent option over shares in Thus Group.

I confirm that my options are valid and subsisting and that I have received and read that letter and the Guidance Notes.

PLEASE INDICATE YOUR CHOICE BY PLACING A "✓" IN THE BOX UNDER THE HEADING OF EXERCISE OR KEEP

THEN

SIGN THIS FORM AT THE END

Date of Grant	Exercise Price	**Exercise**	**Keep**
16 November 1999	272 pence		

If you choose to exercise an option, please indicate whether you wish to donate to Thus' nominated charities any residue monies left in my savings account ☐ **or** would like any residue monies returned to you ☐ (please tick the box of your choice).

By executing this Form of Election:

(a) If I have ticked the box headed "Exercise" in respect of my option, and subject to the High Court sanctioning the Scheme of Arrangement, I:

(i) authorise Halifax plc to close my account and forward sufficient funds to the order of Thus in order to purchase the maximum number of shares that my savings and interest (if any) can buy; and

(ii) request that Halifax plc deals with any residue monies as indicated above; and

(iii) acknowledge that if I have not made all of the contractual contributions under my savings contract, I will be forfeiting my savings bonus and any balance of shares; and

(iv) irrevocably authorise and request all relevant persons to apply such moneys for the acquisition of Thus shares in accordance with the Sharesave Scheme.

(b) If I have ticked the box headed "Keep" in respect of my option, and subject to the High Court sanctioning the Scheme of Arrangement, I:

(v) irrevocably release all my rights in respect of my option over Thus shares with effect from the date of Thus Group's acceptance of this request in consideration for the grant of an equivalent option over shares in Thus Group; and

(vi) request that Halifax plc sends the option certificate relating to the shares in Thus Group to me at my home address as set out above.

(c) I irrevocably authorise and direct any director or the company secretary of Thus and/or their agents to execute any document and do any such thing on my behalf as may be necessary or desirable to give effect to my instructions in this Form of Election.

Signed as a Deed: ....

Signature of optionholder *Name of optionholder*

Date ....

[Firstname][Surname]
[Address1]
[Address2]
[Address3]
[Address4]
[Address5]

18th January 2002

Dear Colleague

Scheme of Arrangement and the Thus plc Discretionary Share Option Scheme (2000)

This letter contains information about how the Scheme of Arrangement affects your share option(s) granted under the Thus plc Discretionary Share Option Scheme (2000). **Please read it carefully and remember that if you do nothing, you may ultimately lose your share option(s).**

The shareholders of Thus plc are being asked to approve a legal process known as a Scheme of Arrangement at their meeting to be held on 11th February 2002. A copy of the shareholder documentation that gives a full description of this process is available from me should you wish to know more.

After obtaining this shareholder approval, it will be necessary to seek the High Court's approval to the Scheme of Arrangement. It is hoped that this will be obtained on the same day, 11th February 2002. The obtaining of the High Court's approval will trigger the need for you to make a decision in respect of your share option(s).

Enclosed with this letter are Guidance Notes that set out in detail the choices available to you as an optionholder. The key points to note are:

- Your decision will only be effective if and when the Scheme of Arrangement is approved by the High Court. You can reply to me before this time if you wish.
- Subject to obtaining the shareholders' and High Court's approvals, you may decide to either:

  (a) exercise your option, provided that the performance condition (if any) is satisfied (see attached Guidance Notes); or

  (b) keep your option, in which case it will be exchanged for an equivalent option over shares in the new parent company for Thus, called Thus Group. The number of shares under option, the option price, the time periods for exercise and all other terms for exercise will remain unchanged. The only differences will be that it will instead be an option over Thus Group shares, and for Inland Revenue approved options, the performance target will cease to apply on a future exercise.
- If you wish to exercise your option, please remember that you will have to pay the option's exercise price. There is only a "profit" in a share option if Thus' share price is greater than the option's exercise price. Please remember that you must be a Thus employee at the

chosen date of exercise or, if you have left Thus, be otherwise entitled to exercise the option. If you wish to exercise your option, you must complete a notice of exercise (issued with your original option certificate, with copies available from my office), and pay the exercise price. This must all be done within one month of being notified of the High Court approval to the Scheme of Arrangement.

- If you wish to keep your option, please ensure that you reply to me by the date that falls one month after which you are notified that the High Court has sanctioned the Scheme of Arrangement. You may reply earlier than this if you wish and to assist you I have enclosed a notice that you can sign, date and return.

Please note that if you miss these deadlines by failing to send one form of reply or the other within the specified time period, your share option will lapse i.e. become worthless.

Please also note that if you have options from more than one grant under this scheme and wish each grant to be treated differently i.e. options exercised or kept, you must give full details in your response. If you have options granted under another share scheme or rights under the Thus Profit Sharing Scheme, you will receive a separate communication in regard to these to which you must also reply.

If you have any questions that are not addressed in the Guidance Notes, please contact HRhelpline@thus.net.

I look forward to hearing from you.

Yours sincerely

David MacLeod

David MacLeod
Company Secretary
Thus plc

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you take no action, your option(s) will lapse and cease to be of any value. If you have any doubt about the action you should take you should immediately take independent financial advice to help you make your choice.

THUS DISCRETIONARY SHARE OPTIONS

GUIDANCE NOTES

These Guidance Notes apply only to those employees who have options granted under the Thus plc Discretionary Share Option Scheme (2000).

When the Scheme of Arrangement is approved by the shareholders and subsequently by the High Court, both expected on 11th February 2002, your choice will be between:

1. exercising your option and buying shares in Thus at the option's exercise price; and

2. keeping your share option, which will then be over shares in Thus Group.

Please note that doing nothing will ultimately result in your share option lapsing i.e. becoming worthless.

If you are no longer employed by Thus, you will have the same choices as described in these Guidance Notes, but:

(a) if your option is already capable of being exercised, you can still exercise it before the Court is due to sanction the Scheme of Arrangement; and

(b) if the last date for exercising your option, which would have been confirmed to you at the time of your leaving, is before any date specified in these Guidance Notes, this earlier date will prevail.

The following pages provide more information about the choices available to you. The decision on what to do is entirely yours. The Company cannot advise you on the best course of action to take. Therefore if you have any financial questions, you may wish to take independent financial advice to help you make your choice.

1. **CHOICE 1 - EXERCISING YOUR OPTION**

Once the Scheme of Arrangement has been approved by the High Court, you may be able to exercise your share option. The exercise period will be one month from the date on which you are notified of the High Court approval.

It is a condition that you remain a Thus employee on your chosen date of exercise. If you are no longer an employee, you would have been separately advised of your rights under the share plan, and the Scheme of Arrangement will not extend the exercise period of which you have previously been informed, or reactivate options that have already lapsed.

The extent to which you can exercise your share option will depend on whether it is an Inland Revenue approved option or an unapproved option (this will be stated on the option certificate), and to what extent the performance target (if any) applying to your option has been met at the time of the High Court approval. The balance of the option will lapse. As an illustration, when the performance target was reviewed on 3 January 2002, options would have been exercisable to the following extent:

Date of Grant of Option	Percentage of Inland Revenue approved options capable of being exercised	Percentage of unapproved options capable of being exercised
28 September 2000	100%	0%
6 December 2000 (All-employee grants over 2,000 shares)	100%	100%
6 December 2000 (Any other grants)	100%	56%
20 December 2000	100%	38%
14 February 2001	100%	38%
5 June 2001	100%	67%

We will write to you once the High Court has approved the Scheme of Arrangement to advise you of the actual extent to which options can be exercised.

Options over 2,000 Thus shares granted on 6 December 2000 to all eligible employees at that time are not subject to a performance target, and therefore, can be exercised in full. However, please remember that you will be required to pay 72 pence per Thus share to buy the shares. There is only a “profit” in a share option if Thus’ share price is greater than the option’s exercise price at the time of exercise.

If you wish to exercise your option, and are entitled to do so, you must reply to the letter from David MacLeod, complete a notice of exercise (issued with your original option certificate, with copies available from the Company Secretary’s office), and pay the exercise price. This must all be done within one month of being notified of the High Court approval to the Scheme of Arrangement.

2. **CHOICE 2 - KEEPING YOUR OPTION**

You are invited to keep your option, but instead of it being over Thus shares it will be over shares in Thus Group. Technically, you will be agreeing to release your option over Thus Shares for the grant of a new equivalent option over Thus Group shares.

Subject to formal approval from the Inland Revenue, the new option will be granted on the same terms and conditions as your current option i.e. same number of shares, option price, exercise dates and conditional on continued employment. However, when you come to exercise it in the future you will receive shares in Thus Group rather than Thus.

For Inland Revenue approved options, there is a further difference, which is that when the option becomes exercisable in the future, its exercise will not be subject to satisfying the performance target. For unapproved options, the performance target will remain and the combined performance of Thus and Thus Group will be reviewed over the relevant period.

3. **TAX SUMMARY**

The following is a summary of the likely United Kingdom taxation implications for option holders resident in the United Kingdom, from the date of grant of your option to the date you sell your shares, and who are not subject to tax in any other jurisdiction.

The precise tax consequences for you will depend on your particular circumstances and, if you are in any doubt about your position, you are advised to seek professional tax advice before taking any action in connection with your option. The answers below are for guidance only and are based on legislation in force and Thus' understanding of Inland Revenue practice as at 1st January 2002.

It is important to know whether your option is Inland Revenue approved or unapproved. This will be stated on your option certificate.

Choice 1 – Exercising your option

For both unapproved options and Inland Revenue approved options which have not been held for three years immediately preceding the exercise of the option, the tax consequences are:

- you will be liable to an income tax charge on the exercise of your option;
- income tax will be chargeable on the amount by which the market value of the shares at the date of exercise exceeds the option's exercise price paid by you for the shares;
- for unapproved options, employees' National Insurance will be payable on the same amount to the extent that you are not already making maximum contributions;
- for unapproved options, the tax liabilities will be collected under the Pay As You Earn regime, whereas, for Inland Revenue approved options, the tax liabilities will have to be reported by you under the Self Assessment regime; and
- you may be liable to capital gains tax when you ultimately dispose of the shares.

Choice 2 – Keeping your option

If you hold an Inland Revenue approved option, the taxation implications of this course of action are:

- no tax liability for you in respect of the Scheme of Arrangement itself;
- when you exercise your option in the normal course of events, you will be able to exercise your option in full without incurring a tax liability, subject to not having exercised any other Inland Revenue approved share option (other than a sharesave option) with the benefit of income tax relief in the preceding three years; and
- a capital gains tax liability may arise when you come to sell your shares acquired on the exercise of your option, with the chargeable gain being calculated by reference to the excess of the sale proceeds over the option's exercise price.

If you hold an unapproved option, the taxation implications of this course of action are:

- no immediate tax liability for you;
- when you exercise your option you will have an income tax liability calculated in respect of the excess of the market value of the shares at the date of exercise over the option's exercise price;
- you will also have a liability to employees' National Insurance contributions (if you are not already paying the maximum level of contributions) calculated on the same amount; and
- a capital gains tax liability may arise when you come to sell your shares and this will be calculated by reference to the excess of the sale proceeds over the share price at the date of exercise.

4. FURTHER INFORMATION

If you have any questions relating to the Scheme of Arrangement and how it affects you as an optionholder you should contact the HRhelpline@thus.net in the first instance.

Please note that we cannot advise you on what is the best course of action for you. This will depend on your own individual circumstances and aspirations. You may wish to take independent financial advice, but please remember that you will normally be charged for such advice.

In the event of any conflict between these notes and the Rules of the Thus plc Discretionary Share Option Scheme (2000) or the applicable legislation, the Scheme Rules and legislation will take precedence. References to taxation consequences in this document are for guidance only.

5. WHAT TO DO NEXT

You should consider your own position. Once you have made your decision, you should send us your reply.

Please remember that doing nothing will ultimately result in your share option lapsing i.e. becoming worthless.

A copy of the rules of the Thus plc Discretionary Share Option Scheme (2000) can be obtained by e-mailing HRhelpline@thus.net.

TO: David MacLeod, Company Secretary, Thus plc

I WISH TO KEEP MY SHARE OPTIONS

granted under the
Thus plc Discretionary Share Option Scheme (2000)

The legal statement that I am making:

Subject to the High Court sanctioning the Scheme of Arrangement, I irrevocably release all my rights in respect of my option(s) over Thus shares with effect from the date of Thus Group's acceptance of this request in consideration for the grant of an equivalent option(s) over shares in Thus Group as described in the letter and the Guidance Notes of 18th January 2002 from David MacLeod to me.

I confirm that my options are valid and subsisting and that I have received and read that letter and the Guidance Notes.

I authorise and request Thus Group plc to send to me, at the home address held for me by Thus plc, and at my risk, a new option certificate for each new option over Thus Group shares.

SIGNED: ....

DATE: ....

NAME: ....

Please print your name in capitals above

REMEMBER TO RETURN THIS NOTICE WITHIN ONE MONTH OF BEING NOTIFIED OF THE HIGH COURT SANCTION OF THE SCHEME OF ARRANGEMENT, OTHERWISE YOU MAY LOSE YOUR OPTION

B-36

02 FEB 25 AM 8:58

[Firstname][Surname]
[Address1]
[Address2]
[Address3]
[Address4]
[Address5]

18th January 2002

Dear Colleague

Scheme of Arrangement and the Thus plc Executive Share Option Scheme

This letter contains information about how the Scheme of Arrangement affects your share option(s) granted under the Thus plc Executive Share Option Scheme. **Please read it carefully and remember that if you do nothing, you may ultimately lose your share option(s).**

The shareholders of Thus plc are being asked to approve a legal process known as a Scheme of Arrangement at meetings to be held on 11th February 2002. A copy of the shareholder circular that gives a full description of this process is available from me should you wish to know more.

After obtaining this shareholder approval, it will be necessary to seek the High Court's approval to the Scheme of Arrangement. It is hoped that this will be obtained on the same day, 11TH February 2002. The obtaining of the High Court's approval will trigger the need for you to make a decision in respect of your share option(s).

Enclosed with this letter are Guidance Notes that set out in detail the choices available to you as an optionholder. The key points to note are:

- Your decision will only be effective if and when the Scheme of Arrangement is approved by the High Court. You can reply to me before this time if you wish.
- Subject to obtaining the shareholders' and High Court's approvals, you may decide to either:
  - (a) keep your option, in which case it will be exchanged for an equivalent option over shares in the new parent company for Thus, called Thus Group. The number of shares under option, the option price, the time periods for exercise and all other terms for exercise will remain unchanged. The only differences will be that it will instead be an option over Thus Group shares, and for Inland Revenue approved options, the performance target will cease to apply on a future exercise; or
  - (b) lose your option. Your option will lapse and cease to be exercisable on the date on which the Scheme of Arrangement is approved by the High Court.
- As the Scheme of Arrangement is, in effect, an internal reorganisation, the Board have decided that the option should not become exercisable.
- If you wish to keep your option, you must take action. Please reply to this letter within one month from the date when the High Court sanctions the Scheme of Arrangement. To ensure

that you do not miss this deadline, you may reply now and to assist you I have enclosed a notice that you can sign, date and return.

Please note that if you miss the deadline by failing to send a reply informing us that you wish to keep your option, your share option will lapse i.e. become worthless.

If you have options granted under another share scheme or rights under the Thus Profit Sharing Scheme, you will receive a separate communication in regard to these to which you must also reply.

If you have any questions that are not addressed in the Guidance Notes, please contact HRhelpline@thus.net.

I look forward to hearing from you.

Yours sincerely

David MacLeod
Company Secretary
Thus plc

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you take no action, your option(s) will lapse and cease to be of any value. If you have any doubt about the action you should take you should immediately take independent financial advice to help you make your choice.

THUS EXECUTIVE SHARE OPTIONS

GUIDANCE NOTES

These Guidance Notes apply only to those employees who have options granted under the Thus plc Executive Share Option Scheme.

When the Scheme of Arrangement is approved by the shareholders and subsequently by the High Court, both expected on 11h February 2002, your choice will be between:

1. keeping your share option, which will then be over shares in Thus Group; and

2. losing your option.

Please note that doing nothing will ultimately result in your share option lapsing i.e. becoming worthless.

If you are no longer employed by Thus, you will have the same choice, but:

(a) if your option is already capable of being exercised, you can still exercise it before the Court is due to sanction the Scheme of Arrangement; and

(b) if the last date for exercising your option, which would have been confirmed to you at the time of your leaving, is before any date specified in these Guidance Notes, this earlier date will prevail.

The following pages provide more information about the choices available to you. The decision on what to do is entirely yours. The Company cannot advise you on the best course of action to take. Therefore if you have any financial questions, you may wish to take independent financial advice to help you make your choice.

1. **CHOICE 1 - KEEPING YOUR OPTION**

You are invited to keep your option, but instead of it being over Thus shares it will be over shares in Thus Group. Technically, you will be agreeing to release your option over Thus shares for the grant of a new equivalent option over Thus Group shares.

Subject to formal approval from the Inland Revenue, the new option will be granted on the same terms and conditions as your current option i.e. same number of shares, option price, exercise dates and conditional on continued employment. However, when you come to exercise it in the future you will receive shares in Thus Group rather than Thus.

For Inland Revenue approved options, there is a further difference, which is that when the option becomes exercisable in the future, its exercise will not be subject to satisfying the performance target. For unapproved options, the performance target will remain and the combined performance of Thus and Thus Group will be reviewed over the relevant period.

2. **CHOICE 2 - LOSING YOUR OPTION**

If you do nothing, you will lose your option.

As the Scheme of Arrangement is, in effect, an internal reorganisation, the Board have decided that the option should not become exercisable at this time.

However if your option is already exercisable because you left employment in circumstances when you have had a right of exercise your option will remain exercisable. You will have been separately advised of your rights under the share plan and the Scheme of Arrangement will not extend the exercise period of which you have previously been informed. However if you take no action your option will lapse when the Scheme of Arrangement is approved by the High Court and be lost, as described above.

3. **TAX SUMMARY**

The following is a summary of the likely United Kingdom taxation implications for option holders resident in the United Kingdom, from the date of grant of your option to the date you sell your shares, and who are not subject to tax in any other jurisdiction.

The precise tax consequences for you will depend on your particular circumstances and, if you are in any doubt about your position, you are advised to seek professional tax advice before taking any action in connection with your option. The answers below are for guidance only and are based on legislation in force and Thus' understanding of Inland Revenue practice as at 1st January 2002.

It is important to know whether your option is Inland Revenue approved or unapproved. This will be stated on your option certificate.

Choice 1 – Keeping your option

If you hold an Inland Revenue approved option, the taxation implications of this course of action are:

- no tax liability for you in respect of the Scheme of Arrangement itself;
- when you exercise your option in the normal course of events, you will be able to exercise your option in full without incurring a tax liability, subject to not having

exercised any other Inland Revenue approved share option (other than a sharesave option) with the benefit of income tax relief in the preceding three years; and

- a capital gains tax liability may arise when you come to sell your shares acquired on the exercise of your option, with the chargeable gain being calculated by reference to the excess of the sale proceeds over the option's exercise price.

If you hold an unapproved option, the taxation implications of this course of action are:

- no immediate tax liability for you;
- when you exercise your option you will have an income tax liability calculated in respect of the excess of the market value of the shares at the date of exercise over the option's exercise price;
- for options granted after 19 May 2000, there will also be a liability to employees' National Insurance contributions (if you are not already paying the maximum level of contributions) calculated on the same amount; and
- a capital gains tax liability may arise when you come to sell your shares and this will be calculated by reference to the excess of the sale proceeds over the share price at the date of exercise.

Choice 2 - Losing your option

There are no tax implications.

4. FURTHER INFORMATION

If you have any questions relating to the Scheme of Arrangement and how it affects you as an optionholder you should contact the HRhelpline@thus.net in the first instance.

Please note that we cannot advise you on what is the best course of action for you. This will depend on your own individual circumstances and aspirations. You may wish to take independent financial advice, but please remember that you will normally be charged for such advice.

In the event of any conflict between these notes and the Rules of the Thus plc Executive Share Option Scheme or the applicable legislation, the Scheme Rules and legislation will take precedence. References to taxation consequences in this document are for guidance only.

5. WHAT TO DO NEXT

You should consider your own position. Once you have made your decision, you should send us your reply.

Please remember that doing nothing will ultimately result in your share option lapsing i.e. becoming worthless.

A copy of the rules of the Thus plc Executive Share Option Scheme can be obtained by e-mailing HRhelpline@thus.net.

TO: David MacLeod, Company Secretary, Thus plc

I WISH TO KEEP MY SHARE OPTIONS

granted under the
Thus plc Executive Share Option Scheme

The legal statement that I am making:

Subject to the High Court sanctioning the Scheme of Arrangement, I irrevocably release all my rights in respect of my option(s) over Thus shares with effect from the date of Thus Group's acceptance of this request in consideration for the grant of an equivalent option(s) over shares in Thus Group as described in the letter and the Guidance Notes of 18th January from David MacLeod to me.

I confirm that my options are valid and subsisting and that I have received and read that letter and the Guidance Notes.

I authorise and request Thus Group plc to send to me, at the home address held for me by Thus plc, and at my risk, a new option certificate for each new option over Thus Group shares.

SIGNED: ....

DATE: ....

NAME: ....

Please print your name in capitals above

REMEMBER TO RETURN THIS NOTICE WITHIN ONE MONTH OF BEING NOTIFIED OF THE HIGH COURT SANCTION OF THE SCHEME OF ARRANGEMENT, OTHERWISE YOU MAY LOSE YOUR OPTION

[Firstname][Surname]
[Address1]
[Address2]
[Address3]
[Address4]
[Address5]

18th January 2002

Dear Colleague

Scheme of Arrangement and the Thus plc Discretionary Share Option Scheme (2000)

This letter contains information about how the Scheme of Arrangement affects your share option(s) granted under the Thus plc Discretionary Share Option Scheme (2000). **Please read it carefully and remember that if you do nothing, you may ultimately lose your share option(s).**

The shareholders of Thus plc are being asked to approve a legal process known as a Scheme of Arrangement at their meeting to be held on 11th February 2002. A copy of the shareholder documentation that gives a full description of this process is available from me should you wish to know more.

After obtaining this shareholder approval, it will be necessary to seek the High Court's approval to the Scheme of Arrangement. It is hoped that this will be obtained on the same day, 11th February 2002. The obtaining of the High Court's approval will trigger the need for you to make a decision in respect of your share option(s).

Enclosed with this letter are Guidance Notes that set out in detail the choices available to you as an optionholder. The key points to note are:

- Your decision will only be effective if and when the Scheme of Arrangement is approved by the High Court. You can reply to me before this time if you wish.

- Subject to obtaining the shareholders' and High Court's approvals, you may decide to either:

  (a) exercise your option, provided that the performance condition (if any) is satisfied (see attached Guidance Notes); or

  (b) keep your option, in which case it will be exchanged for an equivalent option over shares in the new parent company for Thus, called Thus Group. The number of shares under option, the option price, the time periods for exercise and all other terms for exercise will remain unchanged. The only differences will be that it will instead be an option over Thus Group shares, and for Inland Revenue approved options, the performance target will cease to apply on a future exercise.

- If you wish to exercise your option, please remember that you will have to pay the option's exercise price. There is only a "profit" in a share option if Thus' share price is greater than the option's exercise price. Please remember that you must be a Thus employee at the

chosen date of exercise or, if you have left Thus, be otherwise entitled to exercise the option. If you wish to exercise your option, you must complete a notice of exercise (issued with your original option certificate, with copies available from my office), and pay the exercise price. This must all be done within one month of being notified of the High Court approval to the Scheme of Arrangement.

- If you wish to keep your option, please ensure that you reply to me by the date that falls one month after which you are notified that the High Court has sanctioned the Scheme of Arrangement. You may reply earlier than this if you wish and to assist you I have enclosed a notice that you can sign, date and return.

Please note that if you miss these deadlines by failing to send one form of reply or the other within the specified time period, your share option will lapse i.e. become worthless.

Please also note that if you have options from more than one grant under this scheme and wish each grant to be treated differently i.e. options exercised or kept, you must give full details in your response. If you have options granted under another share scheme or rights under the Thus Profit Sharing Scheme, you will receive a separate communication in regard to these to which you must also reply.

If you have any questions that are not addressed in the Guidance Notes, please contact HRhelpline@thus.net.

I look forward to hearing from you.

Yours sincerely

David MacLeod

David MacLeod
Company Secretary
Thus plc

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you take no action, your option(s) will lapse and cease to be of any value. If you have any doubt about the action you should take you should immediately take independent financial advice to help you make your choice.

THUS DISCRETIONARY SHARE OPTIONS

GUIDANCE NOTES

These Guidance Notes apply only to those employees who have options granted under the Thus plc Discretionary Share Option Scheme (2000).

When the Scheme of Arrangement is approved by the shareholders and subsequently by the High Court, both expected on 11th February 2002, your choice will be between:

1. exercising your option and buying shares in Thus at the option's exercise price; and

2. keeping your share option, which will then be over shares in Thus Group.

Please note that doing nothing will ultimately result in your share option lapsing i.e. becoming worthless.

If you are no longer employed by Thus, you will have the same choices as described in these Guidance Notes, but:

(a) if your option is already capable of being exercised, you can still exercise it before the Court is due to sanction the Scheme of Arrangement; and

(b) if the last date for exercising your option, which would have been confirmed to you at the time of your leaving, is before any date specified in these Guidance Notes, this earlier date will prevail.

The following pages provide more information about the choices available to you. The decision on what to do is entirely yours. The Company cannot advise you on the best course of action to take. Therefore if you have any financial questions, you may wish to take independent financial advice to help you make your choice.

1. **CHOICE 1 - EXERCISING YOUR OPTION**

Once the Scheme of Arrangement has been approved by the High Court, you may be able to exercise your share option. The exercise period will be one month from the date on which you are notified of the High Court approval.

It is a condition that you remain a Thus employee on your chosen date of exercise. If you are no longer an employee, you would have been separately advised of your rights under the share plan, and the Scheme of Arrangement will not extend the exercise period of which you have previously been informed, or reactivate options that have already lapsed.

The extent to which you can exercise your share option will depend on whether it is an Inland Revenue approved option or an unapproved option (this will be stated on the option certificate), and to what extent the performance target (if any) applying to your option has been met at the time of the High Court approval. The balance of the option will lapse. As an illustration, when the performance target was reviewed on 3 January 2002, options would have been exercisable to the following extent:

Date of Grant of Option	Percentage of Inland Revenue approved options capable of being exercised	Percentage of unapproved options capable of being exercised
28 September 2000	100%	0%
6 December 2000 (All-employee grants over 2,000 shares)	100%	100%
6 December 2000 (Any other grants)	100%	56%
20 December 2000	100%	38%
14 February 2001	100%	38%
5 June 2001	100%	67%

We will write to you once the High Court has approved the Scheme of Arrangement to advise you of the actual extent to which options can be exercised.

Options over 2,000 Thus shares granted on 6 December 2000 to all eligible employees at that time are not subject to a performance target, and therefore, can be exercised in full. However, please remember that you will be required to pay 72 pence per Thus share to buy the shares. There is only a "profit" in a share option if Thus' share price is greater than the option's exercise price at the time of exercise.

If you wish to exercise your option, and are entitled to do so, you must reply to the letter from David MacLeod, complete a notice of exercise (issued with your original option certificate, with copies available from the Company Secretary's office), and pay the exercise price. This must all be done within one month of being notified of the High Court approval to the Scheme of Arrangement.

2. **CHOICE 2 – KEEPING YOUR OPTION**

You are invited to keep your option, but instead of it being over Thus shares it will be over shares in Thus Group. Technically, you will be agreeing to release your option over Thus Shares for the grant of a new equivalent option over Thus Group shares.

Subject to formal approval from the Inland Revenue, the new option will be granted on the same terms and conditions as your current option i.e. same number of shares, option price, exercise dates and conditional on continued employment. However, when you come to exercise it in the future you will receive shares in Thus Group rather than Thus.

For Inland Revenue approved options, there is a further difference, which is that when the option becomes exercisable in the future, its exercise will not be subject to satisfying the performance target. For unapproved options, the performance target will remain and the combined performance of Thus and Thus Group will be reviewed over the relevant period.

3. **TAX SUMMARY**

The following is a summary of the likely Netherlands taxation implications for option holders resident in the Netherlands, from the date of grant of your option to the date you sell your shares, and not subject to tax in any other jurisdiction.

The precise tax consequences for you will depend on your particular circumstances and you are advised to seek professional tax advice before taking any action in connection with your option. The answers below are for guidance only and are based on legislation in force as at 1st January 2002.

It assumes that you have not made an election to defer taxation from the date of vesting to the date of exercise.

Choice 1 – Exercising your option

For holders of a share option who have not held their options for three years immediately preceding the exercise of the option, the tax consequences are:

- Income tax may be due at progressive rates (max. 52% for 2002) at the date of exercise on the full gain (if any) of the option, being the fair market value of the option shares less the option price;
- Social security contributions may be due at the date of exercise on the full gain of the option (again, if any) depending on the annual earnings of the option holder;
- There is no further tax liability when the shares are ultimately disposed of, unless certain specific circumstances apply.

Choice 2 – Keeping your option

For holders of a share option who have not held their options for three years immediately preceding the exchange/alienation of the options, the new option over Thus Group shares is considered to be granted conditionally, i.e. is exercisable at the same moment the option over Thus shares would have vested. This has the following tax implications:

- Income tax may be due at progressive rates (max. 52% for 2002) at the date of exchange on the fair market value (if any, bearing in mind that the option price may be much higher than the shares' current market price) of the option. The fair market value of an option is calculated on the basis of a fixed formula taking into account the intrinsic value (share price at time of vesting less the option price) as well as the expectation value (reflecting the expected future growth in value of the shares held under option) of the option;

- Social security contributions may be due at the date of exchange on the fair market value of the option (again, if any) depending on the annual earnings of the option holder;

- At the moment of vesting of the new option over Thus Group shares, in principle, income tax and social security contributions (dependent on your annual earnings) are due on the fair market value of the new option at progressive rates (max. 52% for 2002). At this time, the fair market value of the new option will be calculated as above but the statutory formula does take account of the taxable amount (if any) at the time of exchange; and

- There is no further tax liability when the shares are ultimately disposed of, unless certain specific circumstances apply.

4. FURTHER INFORMATION

If you have any questions relating to the Scheme of Arrangement and how it affects you as an optionholder you should contact the HRhelpline@thus.net in the first instance.

Please note that we cannot advise you on what is the best course of action for you. This will depend on your own individual circumstances and aspirations. You may wish to take independent financial advice, but please remember that you will normally be charged for such advice.

In the event of any conflict between these notes and the Rules of the Thus plc Discretionary Share Option Scheme (2000) or the applicable legislation, the Scheme Rules and legislation will take precedence. References to taxation consequences in this document are for guidance only.

5. WHAT TO DO NEXT

You should consider your own position. Once you have made your decision, you should send us your reply.

Please remember that doing nothing will ultimately result in your share option lapsing i.e. becoming worthless.

A copy of the rules of the Thus plc Discretionary Share Option Scheme (2000) can be obtained by e-mailing HRhelpline@thus.net.

TO: David MacLeod, Company Secretary, Thus plc

I WISH TO KEEP MY SHARE OPTIONS

granted under the
Thus plc Discretionary Share Option Scheme (2000)

The legal statement that I am making:

Subject to the High Court sanctioning the Scheme of Arrangement, I irrevocably release all my rights in respect of my option(s) over Thus shares with effect from the date of Thus Group's acceptance of this request in consideration for the grant of an equivalent option(s) over shares in Thus Group as described in the letter and the Guidance Notes of 18th January 2002 from David MacLeod to me.

I confirm that my options are valid and subsisting and that I have received and read that letter and the Guidance Notes.

I authorise and request Thus Group plc to send to me, at the home address held for me by Thus plc, and at my risk, a new option certificate for each new option over Thus Group shares.

SIGNED: ....

DATE: ....

NAME: ....

Please print your name in capitals above

REMEMBER TO RETURN THIS NOTICE WITHIN ONE MONTH OF BEING NOTIFIED OF THE HIGH COURT SANCTION OF THE SCHEME OF ARRANGEMENT, OTHERWISE YOU MAY LOSE YOUR OPTION

TO: David MacLeod, Company Secretary, Thus plc

I WISH TO KEEP MY SHARE OPTIONS

granted under the
Thus plc Executive Share Option Scheme

The legal statement that I am making:

Subject to the High Court sanctioning the Scheme of Arrangement, I irrevocably release all my rights in respect of my option(s) over Thus shares with effect from the date of Thus Group's acceptance of this request in consideration for the grant of an equivalent option(s) over shares in Thus Group as described in the letter and the Guidance Notes of 18th January from David MacLeod to me.

I confirm that my options are valid and subsisting and that I have received and read that letter and the Guidance Notes.

I authorise and request Thus Group plc to send to me, at the home address held for me by Thus plc, and at my risk, a new option certificate for each new option over Thus Group shares.

SIGNED: ....

DATE: ....

NAME: ....

Please print your name in capitals above

REMEMBER TO RETURN THIS NOTICE WITHIN ONE MONTH OF BEING NOTIFIED OF THE HIGH COURT SANCTION OF THE SCHEME OF ARRANGEMENT, OTHERWISE YOU MAY LOSE YOUR OPTION

[Firstname][Surname]
[Address1]
[Address2]
[Address3]
[Address4]
[Address5]

B-38

18th January 2002

Dear Colleague

Scheme of Arrangement and the Thus plc Executive Share Option Scheme

This letter contains information about how the Scheme of Arrangement affects your share option(s) granted under the Thus plc Executive Share Option Scheme. **Please read it carefully and remember that if you do nothing, you may ultimately lose your share option(s).**

The shareholders of Thus plc are being asked to approve a legal process known as a Scheme of Arrangement at meetings to be held on 11th February 2002. A copy of the shareholder circular that gives a full description of this process is available from me should you wish to know more.

After obtaining this shareholder approval, it will be necessary to seek the High Court's approval to the Scheme of Arrangement. It is hoped that this will be obtained on the same day, 11TH February 2002. The obtaining of the High Court's approval will trigger the need for you to make a decision in respect of your share option(s).

Enclosed with this letter are Guidance Notes that set out in detail the choices available to you as an optionholder. The key points to note are:

- Your decision will only be effective if and when the Scheme of Arrangement is approved by the High Court. You can reply to me before this time if you wish.
- Subject to obtaining the shareholders' and High Court's approvals, you may decide to either:
  - (a) keep your option, in which case it will be exchanged for an equivalent option over shares in the new parent company for Thus, called Thus Group. The number of shares under option, the option price, the time periods for exercise and all other terms for exercise will remain unchanged. The only differences will be that it will instead be an option over Thus Group shares, and for Inland Revenue approved options, the performance target will cease to apply on a future exercise; or
  - (b) lose your option. Your option will lapse and cease to be exercisable on the date on which the Scheme of Arrangement is approved by the High Court.
- As the Scheme of Arrangement is, in effect, an internal reorganisation, the Board have decided that the option should not become exercisable.
- If you wish to keep your option, you must take action. Please reply to this letter within one month from the date when the High Court sanctions the Scheme of Arrangement. To ensure

that you do not miss this deadline, you may reply now and to assist you I have enclosed a notice that you can sign, date and return.

Please note that if you miss the deadline by failing to send a reply informing us that you wish to keep your option, your share option will lapse i.e. become worthless.

If you have options granted under another share scheme or rights under the Thus Profit Sharing Scheme, you will receive a separate communication in regard to these to which you must also reply.

If you have any questions that are not addressed in the Guidance Notes, please contact HRhelpline@thus.net.

I look forward to hearing from you.

Yours sincerely

David MacLeod

David MacLeod
Company Secretary
Thus plc

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you take no action, your option(s) will lapse and cease to be of any value. If you have any doubt about the action you should take you should immediately take independent financial advice to help you make your choice.

THUS EXECUTIVE SHARE OPTIONS

GUIDANCE NOTES

These Guidance Notes apply only to those employees who have options granted under the Thus plc Executive Share Option Scheme.

When the Scheme of Arrangement is approved by the shareholders and subsequently by the High Court, both expected on 11h February 2002, your choice will be between:

1. keeping your share option, which will then be over shares in Thus Group; and

2. losing your option.

Please note that doing nothing will ultimately result in your share option lapsing i.e. becoming worthless.

If you are no longer employed by Thus, you will have the same choice, but:

(a) if your option is already capable of being exercised, you can still exercise it before the Court is due to sanction the Scheme of Arrangement; and

(b) if the last date for exercising your option, which would have been confirmed to you at the time of your leaving, is before any date specified in these Guidance Notes, this earlier date will prevail.

The following pages provide more information about the choices available to you. The decision on what to do is entirely yours. The Company cannot advise you on the best course of action to take. Therefore if you have any financial questions, you may wish to take independent financial advice to help you make your choice.

1. **CHOICE 1 - KEEPING YOUR OPTION**

You are invited to keep your option, but instead of it being over Thus shares it will be over shares in Thus Group. Technically, you will be agreeing to release your option over Thus shares for the grant of a new equivalent option over Thus Group shares.

Subject to formal approval from the Inland Revenue, the new option will be granted on the same terms and conditions as your current option i.e. same number of shares, option price, exercise dates and conditional on continued employment. However, when you come to exercise it in the future you will receive shares in Thus Group rather than Thus.

For Inland Revenue approved options, there is a further difference, which is that when the option becomes exercisable in the future, its exercise will not be subject to satisfying the performance target. For unapproved options, the performance target will remain and the combined performance of Thus and Thus Group will be reviewed over the relevant period.

2. **CHOICE 2 - LOSING YOUR OPTION**

If you do nothing, you will lose your option.

As the Scheme of Arrangement is, in effect, an internal reorganisation, the Board have decided that the option should not become exercisable at this time.

However if your option is already exercisable because you left employment in circumstances when you have had a right of exercise your option will remain exercisable. You will have been separately advised of your rights under the share plan and the Scheme of Arrangement will not extend the exercise period of which you have previously been informed. However if you take no action your option will lapse when the Scheme of Arrangement is approved by the High Court and be lost, as described above.

3. **TAX SUMMARY**

The following is a summary of the likely Netherlands taxation implications for option holders resident in the Netherlands, from the date of grant of your option to the date you sell your shares, and not subject to tax in any other jurisdiction.

The precise tax consequences for you will depend on your particular circumstances and you are advised to seek professional tax advice before taking any action in connection with your option. The answers below are for guidance only and are based on legislation in force as at 1st January 2002.

It assumes that you have not made an election to defer taxation from the date of vesting to the date of exercise.

Choice 1 – Keeping your option

For holders of a share option who have not held their options for three years immediately preceding the exchange/alienation of the options, the tax consequences are:

- Income tax may be due at progressive rates (max. 52% for 2002) at the date of exchange on the fair market value (if any, bearing in mind that the option price may be much higher than the shares' current market price) of the option. The fair market value of an option is calculated on the basis of a fixed formula taking into account the intrinsic value (share price at time of vesting less the option price) as well as the expectation value (reflecting the expected future growth in value of the shares held under option) of the option;

- Social security contributions may be due at the date of exchange on the fair market value of the option (again, if any) depending on the annual earnings of the option holder;

- At the moment of vesting of the new option over Thus Group shares, in principle, income tax and social security contributions (dependent on your annual earnings) are due on the fair market value of the new option at progressive rates (max. 52% for 2002). At this time, the fair market value of the new option will be calculated as above but the statutory formula does take account of the taxable amount (if any) at the time of exchange; and

- There is no further tax liability when the shares are ultimately disposed of, unless certain specific circumstances apply.

Choice 2 – Losing your option

There are no tax implications.

4. FURTHER INFORMATION

If you have any questions relating to the Scheme of Arrangement and how it affects you as an optionholder you should contact the HRhelpline@thus.net in the first instance.

Please note that we cannot advise you on what is the best course of action for you. This will depend on your own individual circumstances and aspirations. You may wish to take independent financial advice, but please remember that you will normally be charged for such advice.

In the event of any conflict between these notes and the Rules of the Thus plc Executive Share Option Scheme or the applicable legislation, the Scheme Rules and legislation will take precedence. References to taxation consequences in this document are for guidance only.

5. WHAT TO DO NEXT

You should consider your own position. Once you have made your decision, you should send us your reply.

Please remember that doing nothing will ultimately result in your share option lapsing i.e. becoming worthless.

A copy of the rules of the Thus plc Executive Share Option Scheme can be obtained by e-mailing HRhelpline@thus.net.

B-39

Set out in this document is the full text of a supplementary prospectus relating to THUS plc and supplementary listing particulars relating to THUS Group plc (the "Supplementary Document") which contains, inter alia, THUS plc's third quarter summary results statement for the quarter ended 31 December 2001 which was announced on 25 January 2002. Copies of the Supplementary Document are available for inspection only (during normal business hours) at the Document Viewing Facility of the UK Listing Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, and at the offices of Slaughter and May, 35 Basinghall Street, London EC2V 5DB for a period of 14 days from the date of this advertisement and copies are available for collection on request at any time during normal business hours on weekdays, free of charge, for a period of 14 days from the date of this advertisement from the registered office of both THUS plc and THUS Group plc at Dalmore House, 310 St. Vincent Street, Glasgow, Lanarkshire, G2 5BB. Copies of the Supplementary Document can also be obtained by calling the THUS Shareholder Information Line on 0845 203 2020 (or from outside the UK on +44 20 7864 9124).

THUS plc is a provider of voice, data, Internet and contact centre services to corporate and SME markets primarily in the UK. THUS plc offers a wide range of communication solutions according to individual customers' needs.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Markets Act 2000.

A copy of this document which comprises a supplementary prospectus relating to THUS plc and supplementary listing particulars relating to THUS Group plc prepared in accordance with the Listing Rules of the UK Listing Authority made under section 74 of the Financial Services and Markets Act 2000 has been delivered to the Registrar of Companies in Scotland in accordance with section 83 of that Act (as applied by section 86 of that Act). This document is supplementary to, and should be read in conjunction with, the prospectus dated 18 January 2002 (the "Open Offer Prospectus") relating to the open offer of 573,042,580 ordinary shares (the "Open Offer") in THUS plc ("THUS") and the listing particulars dated 18 January 2002 (the "Listing Particulars") relating to the introduction to the official list of the UK Listing Authority of the entire issued and to be issued share capital (the "Introduction") of THUS Group plc ("THUS Group").

Applications have been made to the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 (the "UK Listing Authority") for the 573,042,580 new ordinary shares of 2.5 pence each in THUS to be issued pursuant to the Open Offer (the "THUS Shares") and the entire 1,278,526,451 issued and to be issued ordinary shares of 2.5 pence each in THUS Group (the "THUS Group Shares") to be admitted to the official list of the UK Listing Authority (the "Official List") and to the London Stock Exchange for those shares to be admitted to trading on its market for listed securities (where the existing ordinary shares of THUS are already traded). It is expected that admission of the THUS Shares to the Official List and to trading on the London Stock Exchange's market for listed securities ("Admission of the THUS Shares") will become effective and that dealings in those shares will commence on 12 March 2002. If the scheme of arrangement pursuant to section 425 of the Companies Act 1985 (as amended) to place a new group holding company, THUS Group, above THUS proceeds as currently envisaged, it is expected that admission of the entire issued and to be issued ordinary share capital of THUS Group to the Official List and to trading on the London Stock Exchange's market for listed securities ("Admission of the THUS Group Shares") will become effective, and that dealings in those shares will commence, on 14 March 2002, at which point the listing of the issued ordinary share capital of THUS will be cancelled.

THUS plc

(Incorporated in Scotland under the Companies Act 1985, with Registered Number SC192666)

THUS Group plc

(Incorporated in Scotland under the Companies Act 1985, with Registered Number SC226738)

Supplementary Prospectus in respect of the Open Offer by THUS plc of 573,042,580 new ordinary shares at 48 pence per share and Supplementary Listing Particulars in respect of the Introduction to the Official List of 1,278,526,451 ordinary shares in THUS Group plc

Sponsored by Greenhill & Co. International LLP

Greenhill & Co. International LLP is acting for THUS plc and THUS Group plc and no one else in connection with the Open Offer and the Introduction and will not be responsible to anyone other than THUS plc and THUS Group plc for providing the protections afforded to its clients or for providing advice in relation to the Open Offer or the Introduction.

INFORMATION

1. **Responsibility:** The directors of THUS and THUS Group (the "Directors"), who are the same individuals and whose names are set out in paragraph 2 of Part 8 of the Open Offer Prospectus and also in paragraph 3 of Part 7 of the Listing Particulars, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.
2. **Background:** On 18 January 2002, THUS announced the terms and conditions of a £275 million open offer, a scheme of arrangement to introduce a new group holding company, THUS Group, above THUS and proposed demerger of Scottish Power plc's shareholdings in THUS.
3. **THUS plc's Third Quarter Summary Results Statement for the Quarter ended 31 December 2001:** Set out in the table to the right is the text of THUS plc's Third Quarter Summary Results Statement for the Quarter ended 31 December 2001, announced on 25 January 2002. The announcement of the results constitutes a significant new matter in respect of both THUS and THUS Group for the purposes of the Listing Rules of the UK Listing Authority and therefore necessitates the publication of this document.
4. **General:** This document is supplemental to, and should be read in conjunction with, the Open Offer Prospectus of THUS and the Listing Particulars of THUS Group. Any statement contained in those documents shall be deemed to be superseded or modified to the extent that a statement contained in this document modifies or supersedes such statement.
   Copies of the Open Offer Prospectus have been published and are available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted), up to and including Admission of the THUS Shares, at the Document Viewing Facility of the UK Listing Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS and (free of charge) for collection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) up to and including Admission of the THUS Shares from the registered office of THUS and THUS Group at Dalmore House, 310 St. Vincent Street, Glasgow, Lanarkshire, G2 5BB.
   Copies of the Listing Particulars have been published and are available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted), up to and including Admission of the THUS Group Shares, at the Document Viewing Facility of the UK Listing Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS and (free of charge) for collection during normal business hours on any weekday (Saturday, Sunday and public holidays excepted) up to and including Admission of the THUS Group Shares from the registered office of the Company at Dalmore House, 310 St. Vincent Street, Glasgow, Lanarkshire, G2 5BB.
5. **No Significant Change:** Save as disclosed in this document, there has been no significant change and no significant new matter has arisen since 18 January 2001, being the date of publication of the Open Offer Prospectus and the Listing Particulars, which is required to be disclosed pursuant to section 81 of the Financial Services and Markets Act 2000 or the Listing Rules of the UK Listing Authority.

SUMMARY RESULTS AND TRADING UPDATE QUARTER ENDED 31 DECEMBER 2001

Highlights

- Refinancing and proposed demerger announced which, on completion, will enable THUS to fully fund its business plan
- Third quarter turnover from ongoing operations[1] up 30% year on year to £74.5 million and up 5% on quarter two (total turnover £75.3 million)
- Third quarter EBITDA £6.6 million[2]. THUS now EBITDA positive for the year to date and on track to deliver positive EBITDA for the year as a whole

Commenting on the results, William Allan, Chief Executive said:

"During the third quarter, THUS took a significant step forward in announcing proposals for a new capital structure. These include a £275 million Open Offer, now underway, the repayment and cancellation of the ScottishPower loan facility, the introduction of an underwritten £90 million third party bank facility and the proposed Demerger by Scottish Power plc of its shareholdings in THUS. The Board believes that, when completed, these proposals will leave the Company fully funded through to the point that it becomes cashflow positive with a level of gearing which is low in the context of the Company's competitors.

The results announced today are another positive step forward. Against challenging market conditions, we have achieved continued growth and strong margin improvement and, as a result, we are now EBITDA positive for the year to date. We look forward to the future with confidence."

Financial and Operating Review

Overview

The financial performance for the quarter ended 31 December 2001 has demonstrated both the scalability of our core business and increasing operational efficiency, with a £15.4 million year on year improvement in third quarter revenue contributing to an £11.3 million improvement in EBITDA.

Total third quarter turnover grew by 26% to £75.3 million year on year and by 2% on quarter two. More importantly, revenue growth from ongoing operations[1] was up 30% to £74.5 million year on year and by 5% compared with quarter two.

The cost of sales, excluding depreciation, was £45.8 million, representing 61% of sales. This was down from 67% in the third quarter last year and 65% in the second quarter of the current financial year, principally as a result of improved data traffic routing following completion of the core national network. Selling, distribution and administration costs, excluding depreciation, were £22.9 million, representing 30% of sales, down from 40% in the third quarter last year and 34% in quarter two.

This combination of increasing revenue and tight cost control delivered EBITDA for the quarter of £6.6 million[2], compared with negative £4.7 million for the corresponding quarter last year and £0.6 million in quarter two. As a result, THUS is EBITDA positive for the year to date.

Third quarter gross profit increased to £19.0 million, up 32% year on year and 23% compared with quarter two, with the gross margin improving to 25% compared with 21% in quarter two. The operating loss at £10.8 million[2] was reduced by 22% year on year and by 33% compared with the previous quarter. Cash inflow from operating activities was £17.8 million for the quarter and £1.7 million year to date.

As expected, capital expenditure for the quarter was £22.2 million, tightly focused on direct revenue generating activities, including metropolitan area network completion and customer connections.

Net debt at 31 December 2001 was £256 million compared with £242 million at 30 September 2001.

Segmental analysis of turnover

Data and telecoms

Third quarter data and telecoms turnover increased 59% to £42.0 million compared with the corresponding period last year, with core business services up 72% year on year to £37.7 million and up 4% on quarter two. Turnover from the ScottishPower Facilities Management contract was £4.0 million, flat compared with the third quarter last year and down 23% on quarter two, reflecting the seasonal nature of the contract. Turnover from the residential telephone service was £0.3 million.

Internet

Third quarter Internet turnover grew 9% year on year to £22.2 million and 14% compared with the second quarter. Strong growth was recorded in business oriented Internet services, up 17% year on year to £9.6 million and up 4% on quarter two. In the more traditional service areas, dial-up termination revenues grew to £7.4 million, up 23% year on year and 45% on quarter two as more traffic was captured on the expanded network. Dial-up subscription revenues were £5.2 million, flat against the previous quarter. Growth in this area is expected to be restored following the launch of the new Apple Mac OS operating system in January, within which THUS's Demon Internet brand is the default ISP in Apple's Internet Setup Software.

Contact centre services

Third quarter Contact Centre sales were stable on quarter two at £6.4 million. This reflects the termination of low margin contracts and our increased focus on the premium call centre market.

Interactive

Interactive contributed £4.7 million to turnover in the third quarter, of which £4.2 million came from Creative services and £0.5 million from Branded and Media Sales. Negotiations for the sale of our Creative business are continuing in line with plan and we are now in exclusive negotiations with a preferred bidder. We expect to announce the completion of the sale before the end of the financial year.

Financing

On 19 December 2001, THUS announced a refinancing and proposed demerger by Scottish Power plc of its shareholdings in THUS. This includes a £275 million Open Offer of New Ordinary shares in THUS fully underwritten by ScottishPower, the repayment and cancellation of the existing ScottishPower loan facility (except for a further bridging facility of up to £10 million which would be repaid in full shortly after completion of the Demerger), and the introduction of an underwritten £90 million third party bank facility.

Under the expected refinancing timetable, the Open Offer will close on 6 March 2002 with dealings commencing in the Open Offer shares on 12 March 2002 and the Scheme of Arrangement introducing a new parent company, THUS Group plc, will be effective on 14 March 2002. Scottish Power plc expects to announce the terms and timetable of the proposed Demerger on or about 12 February 2002 with a view to completing the Demerger before 31 March 2002. On 21 January 2002, the shareholders of ScottishPower voted overwhelmingly in favour of a reduction in Scottish Power plc's share premium account, a key step in the proposed Demerger process.

Following the introduction of the Bank Facility and completion of the Open Offer and the proposed Demerger, the Board believes that THUS would be in a position to fully finance its business plan through to the point that it becomes cashflow positive. In addition, THUS would achieve this fully funded status with a level of prospective gearing, which in the opinion of the Board, is low in the context of the Company's competitors and leaves THUS well positioned to fulfil its business plan and capitalise on future opportunities.

Outlook

The Board reiterates its belief that the Company is well placed to deliver the solutions now in demand and expects to report strong revenue growth for the full year and positive EBITDA for the year as a whole.

thus

Note: [1]Excludes sales from Interactive Branded and Media Sales sold on 26 October 2001, and from the residential telephone service which ceased on 30 November 2001. [2]Excludes the gain on the sale of Interactive Branded and Media Sales.

25 January 2002

thus™

12 February 2002

Dear Shareholder,

B-40

Proposed redesignation of THUS Group preference shares as THUS Group ordinary shares as part of the proposed demerger of Scottish Power plc's shareholding in THUS Group.

Since I wrote to you on 18 January 2002, I am pleased to report that shareholders voted in favour of THUS plc's Scheme of Arrangement at the Extraordinary General Meeting and at the meeting of certain shareholders of THUS convened pursuant to interlocutors of the Court of Session in Edinburgh, each held yesterday. In addition, the other resolutions proposed at the Extraordinary General Meeting were passed by shareholders. The Scheme of Arrangement remains subject to the final sanction of the Court of Session, expected on or about 13 March 2002, and the Open Offer remains subject to the condition set out in the Prospectus of THUS dated 18 January 2002.

We are now proceeding with the next step in the process of the refinancing of THUS, namely the proposed demerger of THUS from ScottishPower. This part of the process involves seeking, immediately after the demerger is expected to become effective, the permission of THUS Group shareholders (including THUS shareholders who, as a result of THUS's Scheme of Arrangement, will come to hold THUS Group shares and ScottishPower shareholders who will receive THUS Group shares under the demerger) to redesignate THUS Group's preference shares as ordinary shares and non-voting deferred shares. This is so that ScottishPower shareholders do not retain unlisted THUS Group preference shares whose value may be difficult to realise. The proposal requires the approval of THUS Group shareholders at the Extraordinary General Meeting to be held at the Thistle Glasgow on Tuesday 19 March 2002 at 5.00 p.m.

Therefore, I am asking for your support again and request that you read the accompanying circular, which contains important information to help you decide how to vote, and return the Form of Proxy so that it is received by 5.00 p.m. on **Sunday 17 March 2002.** A reply paid envelope is enclosed for returning your form. Alternatively you are welcome to attend the Extraordinary General Meeting in person. I am also enclosing a supplementary prospectus relating to the Open Offer announced on 18 January 2002.

Should you have any queries on the proposal or the documents contained in this pack, please contact the THUS Shareholder Information Line on 0845 203 2020 (overseas: +44 20 7864 9124).

ScottishPower proposes that the demerger would become effective at 4:30 p.m. on 19 March 2002. Following the completion of the above proposals we look forward to continuing to build on our strength as a quality provider of advanced telecommunications and Internet services to businesses in the United Kingdom.

Yours faithfully

Charles Berry
Chairman

If you are in any doubt as to what action you should take you should contact your stockbroker or other independent adviser who is authorised to give you such advice pursuant to the Financial Services and Markets Act 2000.

Greenhill & Co. International LLP has approved the content of this letter for the purposes of section 21 of the Financial Services and Markets Act 2000. Greenhill & Co. International LLP is acting exclusively for THUS plc and THUS Group plc and no one else in connection with the proposals described in this letter and will not be responsible to anyone other than THUS plc and THUS Group plc for providing the protections afforded to its clients or for providing advice in relation to such proposals or the contents of this letter.

The contents of this letter do not constitute an offer or invitation to acquire shares in THUS plc or THUS Group plc and this letter should not be relied upon in connection with a decision to acquire any such securities. This letter does not constitute a recommendation regarding the securities of THUS plc or THUS Group plc.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or independent financial adviser who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your shares in THUS plc you should immediately forward this document and the accompanying documents to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. Such documents should not be forwarded or transmitted in or into the United States, Canada, Australia, Japan or the Republic of Ireland. If you have sold or transferred part of your registered holding of shares in THUS plc, please consult the bank, stockbroker or other agent through which the sale or transfer was effected for transmission.

A copy of this document, which comprises a supplementary prospectus relating to THUS plc prepared in accordance with the Listing Rules of the UK Listing Authority made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in Scotland in accordance with section 83 of that Act (as applied by section 86 of that Act). This document is supplementary to, and should be read in conjunction with, the prospectus dated 18 January 2002 (the "Prospectus") published by THUS plc in connection with the admission of the Ordinary Shares to be issued pursuant to the Open Offer to the Official List and to trading on the London Stock Exchange's market for listed securities and the supplementary prospectus dated 25 January 2002 (the "First Supplementary Prospectus") also published by THUS plc.

The Directors of THUS plc, whose names appear in Part 2 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors of THUS plc (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

THUS plc

(Incorporated in Scotland under the Companies Act 1985 with Registered Number SC192666)

Supplementary Prospectus relating to the Open Offer of 573,042,580 New Ordinary Shares
Sponsored by Greenhill & Co. International LLP

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer to sell or issue, or the solicitation of an offer to buy or subscribe, shares in any jurisdiction in which such offer or solicitation is unlawful. Securities may not be offered or sold in the United States unless they are registered under the United States Securities Act of 1933 or are exempt from such registration requirements.

Greenhill & Co. International LLP is acting for THUS plc and THUS Group plc and no-one else in connection with the Open Offer, THUS Group plc's applications for listing and the proposals described in this document and will not be responsible to anyone other than THUS plc and THUS Group plc for providing the protections afforded to its clients or for providing advice in relation to the Open Offer, such applications or the contents of this document.

Terms used in this document which are defined in the Prospectus shall have the same meanings when used herein (other than in the text of the announcement of THUS plc of 12 February 2002 contained in Part 1 of this document).

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Latest time and date for receipt of completed application forms and payment in full in respect of the Open Offer	3.00 p.m. on 6 March 2002
ScottishPower extraordinary general meeting	11.00 a.m. on 11 March 2002
Completion of the Open Offer	12 March 2002
Scheme of Arrangement becomes effective	14 March 2002*
Record time for ScottishPower demerger entitlements/cash out election	5.00 p.m. on 15 March 2002*
Cash out election period closes	5.00 p.m. on 15 March 2002
Latest time for receipt of forms of proxy for the THUS Group extraordinary general meeting	5.00 p.m. on 17 March 2002
Demerger expected to become effective	4.30 p.m. on 19 March 2002*
THUS Group extraordinary general meeting to approve the redesignation of THUS Group participating preference shares	5.00 p.m. on 19 March 2002
THUS Group ordinary shares resulting from the redesignation admitted to the official list and to trading on the London Stock Exchange	8.00 a.m. on 20 March 2002*
THUS Group ordinary shares arising out of the redesignation credited to CREST accounts	20 March 2002*
Certificates in respect of THUS Group ordinary shares arising out of the redesignation to be despatched by	27 March 2002*

* These dates depend on the date of confirmation of the ScottishPower share premium account reduction and the sanction of the Scheme of Arrangement by the Court of Session in Edinburgh. Accordingly such dates are subject to change. Any change will be announced to the London Stock Exchange.

PART 1. LETTER FROM THE CHAIRMAN OF THUS

thus™

THUS plc
Dalmore House
310 St. Vincent Street
Glasgow
Lanarkshire
G2 5BB
Registered in Scotland no. SC192666

12 February 2002

To THUS Shareholders and, for information only, to participants in the THUS Employee Share Schemes

Dear Shareholder,

There follows a summary of an announcement made by THUS plc on 12 February 2002 containing information relating to the proposed demerger of ScottishPower plc's shareholdings in THUS and the proposed redesignation of THUS Group Preference Shares. The details of those proposals constitute a significant new matter in the context of the Open Offer and the Prospectus:

"Update on Proposed Demerger

On 18 January 2002 we announced the terms and conditions of a refinancing that includes a new underwritten £90 million bank facility, a £275 million open offer fully underwritten by ScottishPower and the proposed demerger of ScottishPower's shareholding in THUS (the "Demerger"). ScottishPower has today announced the terms of the Demerger and the expected timetable to its completion.

Following the completion of THUS's £275 million open offer announced on 18 January 2002 (the "Open Offer"), which is fully underwritten by ScottishPower, and the implementation of a corporate reorganisation to introduce a new group holding company, THUS Group, above THUS (the "Scheme of Arrangement"), ScottishPower will hold between approximately 714.4 million and approximately 926.4 million THUS Group ordinary shares, depending on the take up under the Open Offer by independent THUS shareholders and on whether additional underwriters are obtained. In addition ScottishPower will then hold 25 million THUS Group participating preference shares. The Demerger, if it proceeds, is proposed to be effected, following the Scheme of Arrangement becoming effective, by the payment of a special dividend to ScottishPower ordinary shareholders that will result in the THUS Group ordinary shares and THUS Group participating preference shares then owned by ScottishPower being distributed to ScottishPower ordinary shareholders directly on a pro rata basis. It is proposed that the Demerger would become effective at 4.30 p.m. on 19 March 2002.

The Demerger is conditional, inter alia, upon:

- ScottishPower's share premium account reduction becoming effective. ScottishPower shareholders approved the reduction in ScottishPower's share premium account at an extraordinary general meeting held on 21 January 2002. It is expected that the Court of Session in Edinburgh will confirm the reduction on or about 5 March 2002, following which the share premium account reduction will take effect;
- the passing by ScottishPower ordinary shareholders of the special resolution to amend ScottishPower's Articles of Association to permit the directors of ScottishPower to effect the Demerger, to be proposed at ScottishPower's extraordinary general meeting to be held on 11 March 2002; and

- the Open Offer becoming unconditional in all respects and the Scheme of Arrangement becoming effective. It is expected that the Open Offer will become unconditional on 12 March 2002 and that the Scheme of Arrangement will become effective on 14 March 2002.

Notwithstanding the above, ScottishPower is entitled not to proceed with the Demerger at any time, although it is ScottishPower's present intention that it should be concluded.

Immediately following the Demerger, it is proposed that the shareholders of THUS Group, including ScottishPower ordinary shareholders (who will have become THUS Group shareholders as a consequence of the Demerger), will be asked to vote on the conversion of the THUS Group participating preference shares into THUS Group ordinary shares to avoid ScottishPower ordinary shareholders retaining holdings of unlisted THUS Group participating preference shares whose value may be difficult to realise. The proposed conversion would be effected by way of a redesignation of the THUS Group participating preference shares as new THUS Group ordinary shares and non-voting deferred shares. The non-voting deferred shares would effectively have no value and it is intended that, shortly following the redesignation becoming effective, they will be transferred to THUS Group for no consideration and cancelled.

The number of new THUS Group ordinary shares that will arise on such redesignation has been determined based on a value of 97p per share for the 25,000,000 THUS Group participating preference shares that will be outstanding and a value for the THUS Group ordinary shares of 34.6p each, the average closing mid market price of a THUS ordinary share for the 5 dealing day period ending 11 February 2002. This would result in approximately 70.1 million THUS Group ordinary shares arising out of the redesignation. This represents approximately 5.48 per cent. of the number of THUS Group ordinary shares that will be in issue following completion of the Open Offer and the Scheme of Arrangement becoming effective.

Assuming the redesignation becomes effective, ScottishPower ordinary shareholders would, in aggregate, as a result of the Demerger and the redesignation, receive between approximately 42 and 53 THUS Group ordinary shares for every 100 ScottishPower ordinary shares held at 5.00 p.m. on 15 March 2002 (the "Record Time"). The precise number of THUS Group ordinary shares which ScottishPower ordinary shareholders will receive can only be calculated once the Open Offer has closed. In the event that the redesignation does not proceed, ScottishPower ordinary shareholders would receive between approximately 38 and 50 THUS Group ordinary shares and approximately 1 THUS Group participating preference share for every 100 ScottishPower ordinary shares held at the Record Time.

In connection with the Demerger, ScottishPower ordinary shareholders holding 1,000 or fewer ScottishPower ordinary shares on the register of members at the Record Time (the "Eligible Cash Out Shareholders") can elect to sell their entitlements to THUS Group ordinary shares arising on the Demerger and, if it becomes effective, on the proposed redesignation, free of commission (a "Cash Out Election") and, to the extent that such elections are received, ScottishPower and THUS Group will instruct their brokers to use reasonable endeavours to procure purchasers for those shares. The purpose of the sale is to give the Eligible Cash Out Shareholders the opportunity, market conditions permitting, to sell their THUS Group ordinary shares for cash, without paying commission, instead of retaining a small holding of THUS Group ordinary shares. If the redesignation does not become effective, the THUS Group preference shares that Eligible Cash Out Shareholders will receive under the Demerger will not be sold.

Furthermore, the THUS Group ordinary shares arising on the Demerger and as a result of the redesignation, if it becomes effective, which are received by JPMorgan Chase Bank, the depositary of the ScottishPower ADS programme, (together the "ADS Holders' Shares"), will (subject to market conditions) be sold by the brokers of ScottishPower and THUS Group. This sale will be undertaken on a reasonable endeavours basis, in conjunction with the sale of the THUS Group ordinary shares validly elected to be sold by Eligible Cash Out Shareholders (the "Cash Out Shares").

The price obtained for the Cash Out Shares and the ADS Holders' Shares is not subject to any minimum price but will be dependent upon market demand at the time and may therefore be substantially below the price at which THUS Group ordinary shares will have been trading on the London Stock Exchange's market for listed securities over the period prior to the implementation of such sale.

If there is insufficient market demand for the aggregate number of the Cash Out Shares and ADS Holders' Shares, then the Cash Out Shares will be sold in priority to the sale of ADS Holders' Shares, and accordingly the number of ADS Holders' Shares sold will be reduced first depending on the level of shortfall of market demand. Where there is sufficient market demand for only some of the Cash Out Shares, only that number of shares which matches the market demand will be sold. In such an event, priority in the sale of Cash Out Shares will be given to those Eligible Cash Out Shareholders with the smallest holding of ScottishPower ordinary shares at 5.00 p.m. on 15 March 2002 and thereafter in ascending order of size of holding. In such circumstances some Eligible Cash Out Shareholders who have made a Cash Out Election may receive their entitlements to THUS Group ordinary shares as if they had not made a Cash Out Election.

To the extent that all of the ADS Holders' Shares are not sold in conjunction with the sale of the Cash Out Shares by the close of business on 20 March 2002, JPMorgan Chase Bank will be required to attempt to sell any remaining ADS Holders' Shares in the open market. There is no guarantee that such shares will be able to be sold immediately or that the price at which JPMorgan Chase Bank ultimately sells such shares will not be materially below the price at which THUS Group ordinary shares will have been trading on the London Stock Exchange's market for listed securities over the period prior to the implementation of such sale. In addition there is no guarantee that such a sale will not materially impact the market price for the THUS Group ordinary shares.

A circular containing details of the proposed redesignation of THUS Group participating preference shares as THUS Group ordinary shares (and non-voting deferred shares) and containing notice of an extraordinary general meeting of THUS Group to be held on 19 March 2002 will be available later today for inspection at the UK Listing Authority's Document Viewing Facility. It is expected that the THUS Group circular will be sent to all THUS and ScottishPower shareholders on or about 14 February 2002."

Yours faithfully,

Charles Berry
Chairman

PART 2. ADDITIONAL INFORMATION

1. Responsibility

The Directors of THUS, whose names appear in paragraph 2 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of those Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors of THUS

2.1 The names and functions of the Directors are as follows:

Charles Andrew Berry	*Non-Executive Chairman*
William Allan	*Chief Executive*
John Noel Maguire	*Chief Financial Officer*
Philip Stewart Male	*Executive Director, Operations*
James Archibald Reid	*Executive Director, Sales & Marketing*
Roy Drysdale Brown	*Non-Executive Director*
Ian Hugh Chippendale	*Non-Executive Director*
Josephine Lilian Connell	*Non-Executive Director*
Michael Phillip de Kare-Silver	*Non-Executive Director*
David Thomas Nish	*Non-Executive Director*

2.2 The business address for all of the above Directors is Dalmore House, 310 St. Vincent Street, Glasgow, Lanarkshire G2 5BB.

3. Significant Change

Save as disclosed in this document and the First Supplementary Prospectus (published by the Company on 25 January 2002), there has been no significant change and no significant new matter has arisen since the publication of the Prospectus.

4. Consent

Greenhill has given and has not withdrawn its written consent to the issue of this document with the references to its name in the form and context in which they are included.

5. Documents available for inspection

Copies of the following documents may be inspected at the registered office of the Company at Dalmore House, 310 St. Vincent Street, Glasgow, Lanarkshire G2 5BB and at the offices of its legal advisers, Slaughter and May, at 35 Basinghall Street, London EC2V 5DB during normal business hours on any Business Day for 14 days from the date of this document:

(a) this document;
(b) the Prospectus;
(c) the documents described in paragraph 15 of Part 8 of the Prospectus;
(d) the First Supplementary Prospectus; and
(e) the letter of consent referred to in paragraph 4 above.

12 February 2002

Printed by RR Donnelley Financial, 51112

Form of Proxy

thus™

B-43

For use by holders of ordinary shares of THUS Group plc in respect of the Extraordinary General Meeting ("the Meeting") to be held at the Thistle Glasgow, 36 Cambridge Street, Glasgow, Lanarkshire, G2 3HN on Tuesday 19 March, 2002 at 5.00 p.m. and at any adjournment thereof.

I/We being (a) member(s) of THUS Group plc (or being (a) person(s) who will be (a) member(s) of THUS Group plc at the expected time of the Meeting) hereby appoint the Chairman of the Meeting or

Do not insert your own name here. Insert only the name and address of your proxy.

to act as my/our proxy at the Meeting and at any adjournment thereof. I/We hereby revoke any previous appointment of any person to act as my/our proxy at the Meeting.

Please indicate with an "X" in the appropriate box below how you wish your proxy to vote on the resolution set out in the Notice of Meeting. You should also sign and date the form in the spaces provided below.

	For	Against
Special Resolution: To approve the redesignation of the THUS Group Preference Shares as THUS Group Ordinary Shares and Non-voting Deferred Shares and to make certain associated amendments to the Articles of Association of the Company.	☐	☐

Signature

Date 2002

Return this form in the reply paid envelope (bearing the THUS name and logo) so that it is received by 5.00 p.m. on **Sunday 17 March, 2002.**

Attendance Card

thus™

The Extraordinary General Meeting will be held at the Thistle Glasgow, 36 Cambridge Street, Glasgow, Lanarkshire, G2 3HN on Tuesday 19 March, 2002 at 5.00 p.m.

You or your proxy are/is entitled to attend the Extraordinary General Meeting. A plan of the location of the Thistle Glasgow is shown overleaf. If you wish to attend or be represented, you or your proxy should sign this Attendance Card and hand it in at the registration desk at the Meeting. If you have appointed a proxy (other than the Chairman of the Meeting), please tick the box marked "Proxy" below and hand this Attendance Card to that person. Where shares are held jointly, only the vote of the senior holder who tenders a vote will be valid. Seniority will be determined by the order in which the names appear in the register of members.

Signature

Proxy

Notes to the Form of Proxy for THUS Group EGM

1. A member entitled to attend and vote at the Meeting may appoint one or more proxies of his/her choice to vote instead of him/her on a poll. A proxy need not be a member of the Company. If you desire to appoint any person(s) other than the Chairman of the Meeting, delete the words "the Chairman of the Meeting or", insert in block capitals the name(s) and address(es) of the person(s) appointed in the space provided and initial the alteration.

2. Please indicate by inserting a cross in the appropriate box how you wish your proxy to vote in respect of the resolution. In the absence of any specific direction, the proxy will vote or abstain from voting at his/her discretion, and, unless instructed otherwise, the person appointed proxy may also vote or abstain from voting as he or she thinks fit on any other matter (including amendments to the resolution) arising at the Meeting.

3. To be effective, this form, duly signed and dated, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy thereof) must be deposited at the offices of the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 3XY, not less than 48 hours before the time appointed for holding the Meeting or adjourned meeting at which the person(s) named in this form is/are to vote. The return of this form of proxy duly completed will not preclude you from attending and voting at the Meeting in person if you so wish.

4. If this form is given by an individual it must be signed by the individual or signed on his behalf by his attorney duly authorised in writing. If this form is given by a corporation, it must be given under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation.

5. In the case of joint holders, the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority will be determined by the order in which the names stand on the register of members. Subject to this, the signing of this form by anyone of the joint holders will suffice, but if a holder other than the first-named holder signs, please also supply the name of the first-named holder.

Directions to the Thistle Glasgow, 36 Cambridge Street, Glasgow



Grant St
Carnarvon Street
Baliol St
Woodlands Road
Woodside Cr
M8
Great Western
West Graham St
New City Road
Buccleuch Lane
Buccleuch Street
Garscube Rd
Stewart Street
Maitland St
Port Dundas Road
Milton Street
Renton St
Hill Street
Garnet Street
Renfrew Street
Dalhousie Street
Rose Street
Cambridge Street
Cowcaddens Road
Sauchiehall Street
Sauchiehall Lane
The Thistle Glasgow
Hope Street
Renfrew Lane
Kent Rd
Elmbank Street
Holland Street
Pitt Street
Douglas Street
Bath Street
Bath Lane
Renfield Street
West Nile Street
W Regent Street
W Regent Lane
W George Street
W George Lane
St Vincent Street

By Road

From the South take the M8 to junction 17 and follow the sign for Dumbarton and Kelvinside. At the 1st set of traffic lights turn left, go through the 2nd set and turn right at the 3rd set.

From the West and the airport take the M8 to junction 17 for Dumbarton and Kelvinside. Keep to the right fork. At the 1st set of traffic lights turn right, right at the 2nd set, right at the 3rd set, left at the 4th set and right at the 5th set into Cambridge Street.

By Rail

Take trains to either Glasgow Central or Queen Street Station. Both stations are only 0.5 miles from the hotel.

Please bring this Attendance Card with you if you are attending the Meeting.

TABLE OF CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Scheme expected to become effective	14 March 2002
Latest time for receipt of Proxy Forms in respect of the Extraordinary General Meeting	5.00 p.m. on 17 March 2002
Demerger expected to become effective	4.30 p.m. on 19 March 2002
Extraordinary General Meeting	5.00 p.m. on 19 March 2002
New Ordinary Shares arising out of the Redesignation admitted to the Official List and dealings commence in those shares	8.00 a.m. on 20 March 2002
New Ordinary Shares arising out of the Redesignation credited to CREST accounts	20 March 2002
Certificates in respect of New Ordinary Shares arising out of the Redesignation to be despatched by	27 March 2002

DEFINITIONS

The following definitions apply throughout this document, except where the context requires otherwise:

"Act"	the Companies Act 1985 (as amended);
"Admission"	admission of 70,086,705 New Ordinary Shares to the Official List in accordance with the Listing Rules and to trading on the London Stock Exchange's market for listed securities in accordance with the Admission and Disclosure Standards issued by the London Stock Exchange;
"Admission and Disclosure Standards"	the requirements contained in the publication "Admission and Disclosure Standards" dated May 2001 (as amended from time to time) containing, among other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities;
"ADS Holders' Shares"	ScottishPower ADS holders' entitlements of Demerger Ordinary Shares and New Ordinary Shares;
"Board" or "Directors"	the directors of the Company, whose names are set out on page 12 of this document;
"Business Day"	any day on which banks are generally open for business in England, Wales and Scotland (other than solely for the purposes of trading and settlement in euro) other than a Saturday or Sunday;
"Cash Out Election"	an election by an Eligible Cash Out Shareholder to have his or her Demerger Ordinary Shares and, if the Redesignation becomes effective, his or her New Ordinary Shares, sold on his or her behalf on a reasonable endeavours basis and free of commission;
"Cash Out Shares"	the THUS Group Ordinary Shares validly elected to be sold by Eligible Cash Out Shareholders pursuant to a Cash Out Election;
"Court"	the Court of Session in Edinburgh;
"CREST"	the relevant system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Regulations;
"CRESTCo"	CRESTCo Limited, the operator of CREST;
"Demerger"	the intended demerger, following the Scheme becoming effective, of ScottishPower's interest in the THUS Group Shares to ScottishPower Shareholders by way of an interim dividend *in specie*, details of which are contained in ScottishPower's announcement of 12 February 2002 and in the ScottishPower Circular, and references in this document to "completion of the Demerger" or "the Demerger becoming effective" mean the entry of the relevant ScottishPower Shareholders onto the register of members of the Company in respect of the THUS Group Shares received by them pursuant to the Demerger;
"Demerger Ordinary Shares"	THUS Group Ordinary Shares received by ScottishPower Shareholders as a result of the Demerger;

"Depositary"	JPMorgan Chase Bank, the depositary of the ScottishPower Shares underlying the ScottishPower ADSs;
"Eligible Cash Out Shareholders"	ScottishPower Shareholders holding 1,000 or fewer ScottishPower Shares at 5.00 p.m. on 15 March 2002;
"Extraordinary General Meeting"	the extraordinary general meeting of the Company to be held on 19 March 2002, notice of which is set out at the end of this document;
"First Supplementary Listing Particulars"	the supplementary listing particulars of the Company dated 25 January 2002 containing THUS's third quarter summary results statement for the period 1 October 2001 to 31 December 2001;
"Great Britain"	England, Scotland and Wales;
"Greenhill"	Greenhill & Co. International LLP;
"Group"	THUS and its subsidiary undertakings and, following the Scheme becoming effective, THUS Group and its subsidiary undertakings, as the context requires;
"Listing Particulars"	the listing particulars of the Company dated 18 January 2002;
"Listing Rules"	the rules and regulations of the UK Listing Authority made under Part VI of the Financial Services and Markets Act 2000, as amended from time to time;
"London Stock Exchange"	London Stock Exchange plc;
"New Ordinary Shares"	the 70,086,705$\frac{35}{173}$ THUS Group Ordinary Shares to be created pursuant to the Redesignation;
"Non-voting Deferred Shares"	non-voting deferred shares of 92$\frac{343}{346}$ pence each in the capital of the Company, which will be created as a result of the Redesignation;
"Official List"	the Official List of the UK Listing Authority;
"Open Offer"	the open offer by THUS of 573,042,580 THUS Ordinary Shares at 48 pence per share, made on 18 January 2002;
"Proxy Form"	the enclosed yellow form of proxy for use in connection with the Extraordinary General Meeting;
"Redesignation"	the proposed redesignation of THUS Group Preference Shares as THUS Group Ordinary Shares and Non-voting Deferred Shares as described in this document;
"Redesignation Record Time"	close of business on 19 March 2002 (or such other time as the Directors may determine);
"Registrar of Companies"	the Registrar of Companies in Edinburgh;
"Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001/3755), as amended;
"Scheme"	the scheme of arrangement of THUS pursuant to section 425 of the Act set out in the circular to shareholders of THUS dated 18 January 2002, in its present form or with or subject to any modification, addition or condition approved or imposed by the Court;
"ScottishPower"	Scottish Power public limited company (incorporated and registered in Scotland under the Act with registered number SC193794);

"ScottishPower ADS"	an American depositary share representing four ScottishPower Shares, or an American depositary receipt evidencing such American depositary share, as the context requires;
"ScottishPower Circular"	the circular of ScottishPower dated 12 February 2002 relating to the Demerger;
"ScottishPower Employee Share Ownership Plan"	the ScottishPower Employee Share Ownership Plan established by resolution of ScottishPower in general meeting on 28 July 2000;
"ScottishPower Shareholder"	a holder of ScottishPower Shares;
"ScottishPower Shares"	the ordinary shares of 50 pence each in the share capital of ScottishPower;
"THUS"	THUS public limited company (incorporated and registered in Scotland under the Act with registered number SC192666);
"THUS Employee Share Schemes"	the THUS plc Sharesave Scheme, the THUS plc Executive Share Option Scheme, the THUS plc Discretionary Share Option Scheme (2000), the THUS plc Performance Unit Equity Plan, the THUS plc Profit Sharing Scheme, the THUS plc (Overseas) Profit Sharing Scheme and the THUS Group Employee Share Ownership Plan;
"THUS Group" or the "Company"	THUS Group public limited company (incorporated and registered in Scotland under the Act with registered number SC226738);
"THUS Group Articles"	the Articles of Association of THUS Group;
"THUS Group Ordinary Shares"	ordinary shares of 2.5 pence each in the share capital of the Company;
"THUS Group Preference Shares"	cumulative participating non-redeemable preference shares of £1 each in the share capital of the Company;
"THUS Group Shareholder" or "Shareholder"	a holder of THUS Group Ordinary Shares and/or THUS Group Preference Shares and/or (following the Redesignation) Non-voting Deferred Shares;
"THUS Group Shares"	THUS Group Ordinary Shares and THUS Group Preference Shares;
"THUS Ordinary Shares"	ordinary shares of 2.5 pence each in the capital of THUS;
"THUS Shareholder"	a holder of THUS Shares;
"THUS Shares"	THUS Ordinary Shares and/or cumulative participating non-redeemable preference shares of £1 each in the capital of THUS;
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"UK Listing Authority"	the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 and in the exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part VI of the Financial Services and Markets Act 2000; and
"U.S." or "United States"	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia.

PART 1. LETTER FROM THE CHAIRMAN OF THUS GROUP

THUS Group plc
Dalmore House
310 St. Vincent Street
Glasgow
G2 5BB
Registered in Scotland no. SC226738

12 February 2002

To THUS Group Shareholders, THUS Shareholders, ScottishPower Shareholders and holders of ScottishPower ADSs and, for information only, to participants in the THUS plc Profit Sharing Scheme and participants in the ScottishPower Employee Share Ownership Plan

Dear Shareholder,

Introduction

The purpose of this circular is to set out the background to and the reasons for, and to seek your approval for, the proposed Redesignation, whereby (subject to the Demerger becoming effective) THUS Group Preference Shares will be redesignated as THUS Group Ordinary Shares.

THUS Scheme of Arrangement

On 18 January 2002, THUS announced proposals to introduce the Company as the new holding company for the Group pursuant to the Scheme. On 11 February 2002, THUS obtained shareholder approval to implement the Scheme both at an extraordinary general meeting of THUS and at a meeting of certain shareholders of THUS convened pursuant to interlocutors of the Court. The Scheme remains subject to the sanction of the Court and, subject to such sanction being obtained, is expected to become effective on 14 March 2002. Following the Scheme becoming effective, THUS Shareholders (including ScottishPower) will own the Company in the same proportions in which they hold THUS Shares as at the record time for the Scheme, expected to be 6.00 p.m. on 13 March 2002. THUS will become a wholly-owned subsidiary of the Company as a result of the Scheme becoming effective.

Demerger

On 19 December 2001, ScottishPower announced that it was considering a possible demerger of its shareholdings in THUS (which will, after the Scheme becomes effective, be represented by THUS Group Shares) to ScottishPower Shareholders. Following the Scheme becoming effective, ScottishPower is expected to hold (depending on the level of acceptances under the Open Offer and on whether additional underwriters are obtained) between 714,387,741 and 926,439,093 THUS Group Ordinary Shares (representing approximately 55.9 per cent. and approximately 72.5 per cent. respectively of the THUS Group Ordinary Shares which will then be in issue) and all of the 25,000,000 THUS Group Preference Shares which will then be in issue.

The Demerger, if it proceeds, is proposed to be effected by the payment of a special dividend to ScottishPower Shareholders following the Scheme becoming effective. This will result in the THUS Group Shares then owned by ScottishPower being distributed to ScottishPower Shareholders directly on a pro rata basis. On 21 January 2002, ScottishPower Shareholders voted in favour of a reduction

of ScottishPower's share premium account, a key step in the Demerger process. ScottishPower has today announced that it will seek shareholder approval in relation to proposed amendments to the Articles of Association of ScottishPower which will empower the directors of ScottishPower to effect the Demerger. It is proposed that the Demerger would become effective at 4.30 p.m. on 19 March 2002.

The Demerger is conditional, *inter alia*, upon:

- ScottishPower's share premium account reduction becoming effective. It is expected that the Court will confirm the reduction on or about 5 March 2002, following which ScottishPower's share premium account reduction will take effect;
- the passing by ScottishPower Shareholders of the special resolution to amend ScottishPower's Articles of Association (as described above) to be proposed at ScottishPower's extraordinary general meeting to be held on 11 March 2002; and
- the Open Offer becoming unconditional in all respects and the Scheme becoming effective. It is expected that the Open Offer will become unconditional on 12 March 2002 and that the Scheme will become effective on 14 March 2002.

Notwithstanding the above, ScottishPower is entitled not to proceed with the Demerger at any time, although it is ScottishPower's present intention that it should be concluded.

Redesignation of THUS Group Preference Shares

Immediately following the Demerger, it is proposed that the Shareholders at that time (including ScottishPower Shareholders who will have become Shareholders as a result of the Demerger) will be asked to approve the redesignation of the THUS Group Preference Shares as THUS Group Ordinary Shares. This will avoid ScottishPower Shareholders retaining holdings of unlisted THUS Group Preference Shares whose value may be difficult to realise. The Company would, following the Redesignation, also avoid having to administer a separate THUS Group Preference Share register in the future.

The THUS Group Preference Shares will, at the time of the Extraordinary General Meeting, carry rights to a preferential dividend of 20 pence per THUS Group Preference Share. If the Redesignation becomes effective, such rights to accrued dividends will be lost and preferential dividends will cease to accrue. The loss of rights to accrued dividends and termination of rights to a preferential dividend have been taken into account in the valuation of the THUS Group Preference Shares for the purpose of the Redesignation.

The Redesignation is proposed to be made on the basis of a value of 97 pence for a THUS Group Preference Share and 34.6 pence for a THUS Group Ordinary Share (being the average closing middle market price of a THUS Ordinary Share over the 5 dealing day period ending 11 February 2002, the latest practicable date prior to the date of this document). This results in a conversion ratio of approximately 280 THUS Group Ordinary Shares for every 100 THUS Group Preference Shares. On that basis, 70,086,705$^{35}/_{173}$ New Ordinary Shares will result from the Redesignation, representing approximately 5.48 per cent. of the number of THUS Group Ordinary Shares which will be in issue following completion of the Open Offer and the Scheme becoming effective. Fractions of New Ordinary Shares resulting from the Redesignation will be aggregated and sold in the market on behalf of Shareholders (although, as would be the case for all Shareholders entitled to fractions if the market price of a THUS Group Ordinary Share at the time of sale was to remain at the current level for a THUS Ordinary Share, amounts due to Shareholders in respect of such sale of less than £3 will be retained for the benefit of the Company).

The New Ordinary Shares will rank *pari passu* in all respects with the existing THUS Group Ordinary Shares, including the right to receive all dividends and other distributions declared, made or paid after Admission in respect of the ordinary share capital of the Company. You should note, however, that the Company does not anticipate paying dividends for the foreseeable future.

A number of Non-voting Deferred Shares will also be created as a result of the Redesignation since the aggregate nominal value of the THUS Group Preference Shares exceeds the nominal value of the New Ordinary Shares arising as a result of the Redesignation. The Non-voting Deferred Shares

will, immediately following the Redesignation, be held by holders of THUS Group Preference Shares at the Redesignation Record Time.

The Non-voting Deferred Shares will not be listed, will carry no rights to vote or receive dividends or other distributions and will have rights to receive amounts in respect of capital only after payment in respect of each THUS Group Ordinary Share of the capital paid up on such THUS Group Ordinary Share and £100,000. Certificates in respect of the Non-voting Deferred Shares will not be issued and they will not be transferable, save that the Company may, without obtaining the sanction of the holder or holders thereof, appoint any person to execute, on behalf of any holder, a transfer of all or any part thereof and/or an agreement to transfer the same (in each case, without making any payment therefor to the holder) to such person, including the Company, as the directors may determine. The full text of the rights and restrictions attaching to the Non-voting Deferred Shares is set out in the resolution to be proposed at the Extraordinary General Meeting, notice of which is set out at the end of this document. These rights and restrictions are such that the Non-voting Deferred Shares are effectively worthless and it is intended that, shortly following the Redesignation becoming effective, they will be transferred to the Company for no consideration and cancelled.

Cash Out

In connection with the Demerger, Eligible Cash Out Shareholders can elect to sell their Demerger Ordinary Shares and, if the Redesignation becomes effective, their New Ordinary Shares, free of commission and, to the extent that such elections are received, Scottish Power and the Company will instruct their brokers to use reasonable endeavours to procure purchasers for those shares. The purpose of the sale is to give the Eligible Cash Out Shareholders the opportunity, market conditions permitting, to sell their shares for cash without paying commission instead of retaining a small holding of THUS Group Ordinary Shares. If the Redesignation does not become effective, the THUS Group Preference Shares which Eligible Cash Out Shareholders will receive under the Demerger will not be sold. The costs of the sale of the Cash Out Shares will be borne by ScottishPower. Further details of the arrangements for the sale of THUS Group Ordinary Shares on behalf of Eligible Cash Out Shareholders are contained in the ScottishPower Circular and the form relating to the Cash Out Election, which are expected to be posted to Eligible Cash Out Shareholders on or around 14 February 2002.

Furthermore, the ADS Holders' Shares will (subject to market conditions) be sold by the brokers of ScottishPower and the Company. This sale will be undertaken on a reasonable endeavours basis, in conjunction with the sale of the Cash Out Shares.

The Cash Out Shares, the ADS Holders' Shares and New Ordinary Shares arising from the aggregation of fractional entitlements under the Demerger and the Redesignation will be sold, at a single price, pursuant to a formal bookbuild which is expected to close at 4.30 p.m. on 19 March 2002. Based on the ScottishPower register of members as at 5.00 p.m. on 8 February 2002, it is estimated that the maximum size of the bookbuild (excluding shares arising from the aggregation of fractional entitlements) will be 228,338,303 THUS Group Ordinary Shares (assuming that the Demerger and the Redesignation become effective), representing a maximum of approximately 16.93 per cent. of the total number of THUS Group Ordinary Shares which will be in issue following the Redesignation becoming effective. The result of the bookbuild is expected to be announced by 8.00 a.m. on 20 March 2002.

The price obtained for the Cash Out Shares and the ADS Holders' Shares is not subject to any minimum price but will be dependent upon market demand at the time and may therefore be substantially below the price at which THUS Group Ordinary Shares will have been trading on the London Stock Exchange's market for listed securities over the period prior to the implementation of such sale. Furthermore, the arrangements entered into between ScottishPower, the Company and their brokers with respect to the sale of the Cash Out Shares and the THUS Group Ordinary Shares arising from the aggregation of fractional entitlements on the Demerger and the Redesignation are subject to certain conditions and warranties. If such conditions are not satisfied or such warranties are or become untrue or inaccurate in any material respect at any time up to completion of the sale of those shares (expected to be 20 March 2002), such arrangements may be terminated. In that event, none of those shares will be sold. ScottishPower and the Company have given their brokers customary indemnities in connection with such arrangements. In addition, the

arrangements with respect to the sale of the ADS Holders' Shares are subject to certain conditions and warranties. If such conditions are not satisfied or such warranties are or become untrue or inaccurate in any material respect at any time up to completion of the sale, the arrangements for the sale of the ADS Holders' Shares may be terminated. In that event, the sale of the Cash Out Shares and the THUS Group Ordinary Shares arising from the aggregation of fractional entitlements on the Demerger and the Redesignation, on a reasonable endeavours basis, may (subject to market conditions) still proceed.

If there is insufficient market demand for the aggregate number of the Cash Out Shares and ADS Holders' Shares, then the Cash Out Shares will be sold in priority to the sale of ADS Holders' Shares, and accordingly the number of ADS Holders' Shares sold will be reduced first depending on the level of shortfall of market demand. Where there is sufficient market demand for only some of the Cash Out Shares, only that number of shares which matches the market demand will be sold. In such an event, priority in the sale of Cash Out Shares will be given to those Eligible Cash Out Shareholders with the smallest holding of ScottishPower Shares at 5.00 p.m. on 15 March 2002 and thereafter in ascending order of size of holding. In such circumstances some Eligible Cash Out Shareholders who have made a Cash Out Election may receive their entitlements to THUS Group Ordinary Shares as if they had not made a Cash Out Election.

To the extent that all of the ADS Holders' Shares are not sold in conjunction with the sale of the Cash Out Shares by close of business on 20 March 2002, the Depositary will be required to attempt to sell any remaining ADS Holders' Shares in the open market. There is no guarantee that such shares will be able to be sold immediately or that the price at which the Depositary ultimately sells such shares will not be materially below the price at which THUS Group Ordinary Shares will have been trading on the London Stock Exchange's market for listed securities over the period prior to the implementation of such sale. In addition there is no guarantee that such a sale will not materially impact the market price for THUS Group Ordinary Shares.

THUS Employee Share Schemes

The Redesignation will have no effect on the entitlements of participants in the THUS Employee Share Schemes. Participants in the THUS plc Profit Sharing Scheme will, however, be able to instruct the trustees of that scheme as to how they should vote on the resolution to be proposed at the Extraordinary General Meeting.

United Kingdom taxation

The following comments are intended as a general guide only and are based on current UK law and Inland Revenue practice as at the date of this document, both of which are subject to change at any time, possibly with retrospective effect. These comments deal only with the position of THUS Group Shareholders who are resident or, in the case of individuals, ordinarily resident in the UK for tax purposes at all relevant times, who are the absolute beneficial owners of their THUS Group Preference Shares and who hold such shares as an investment. These comments do not deal with certain types of shareholder, such as persons holding or acquiring shares in the course of a trade, collective investment schemes and insurance companies. If you are in any doubt about your tax position or if you may be subject to tax in a jurisdiction other than the UK, you should consult your professional adviser without delay.

No liability to stamp duty or stamp duty reserve tax will generally arise in relation to the creation of New Ordinary Shares or Non-voting Deferred Shares pursuant to the Redesignation.

For the purposes of UK taxation of chargeable gains, the receipt of the New Ordinary Shares and Non-voting Deferred Shares arising from the Redesignation should be treated as resulting from a reorganisation of the share capital of the Company. Accordingly, a Shareholder should not be treated as making a disposal of all or part of his holding of THUS Group Preference Shares by reason of that Shareholder receiving New Ordinary Shares and Non-voting Deferred Shares as a result of the Redesignation. The New Ordinary Shares and the Non-voting Deferred Shares will be treated as the same asset as, and as having been acquired at the same time and at the same aggregate cost as, the holding of THUS Group Preference Shares from which they derive (the aggregate base cost of such THUS Group Preference Shares being apportioned between New Ordinary Shares and Non-voting Deferred Shares by reference to the respective market values of those shares on the first day on which market prices are quoted for the New Ordinary Shares).

Given the current market price of a THUS Ordinary Share, it is extremely unlikely that a Shareholder's fractional entitlement will be sold for a net sum exceeding £3. Nevertheless, if and to the extent that a Shareholder receives cash under the Redesignation as a result of his entitlement to fractions of New Ordinary Shares being sold in the market on his behalf, that will (subject to the following paragraph) constitute a disposal, or part disposal, of his THUS Group Preference Shares for the purposes of UK taxation of chargeable gains. Such a disposal, or part disposal, may give rise to a liability to UK taxation of chargeable gains, depending on the Shareholder's particular circumstances (including the availability of exemptions and allowable losses) and, in particular, the Shareholder's base cost in his holding of THUS Group Preference Shares.

If and to the extent that a Shareholder receives cash under the Redesignation as a result of his entitlement to fractions of New Ordinary Shares being sold in the market on his behalf, that Shareholder may (if the amount of cash received is small in comparison with the value of his THUS Group Preference Shares) treat the cash received as a deduction from the base cost of his THUS Group Preference Shares (and, hence the base cost of his New Ordinary Shares and Non-voting Deferred Shares deriving from his THUS Group Preference Shares), rather than as a part disposal of those THUS Group Preference Shares. Under current Inland Revenue practice, any cash payment of £3,000 or less or which is 5 per cent. or less of the market value of the Shareholder's holding of THUS Group Preference Shares will generally be treated as small for these purposes.

Information regarding certain UK taxation consequences for certain categories of UK resident THUS Group Shareholders of holding and disposing of THUS Group Ordinary Shares and Non-voting Deferred Shares is set out in paragraph 3 of Part 2 of this document. Where ScottishPower Shareholders receive cash by virtue of the sale of New Ordinary Shares on their behalf, they will be treated as making a disposal of such shares for the purposes of UK taxation of chargeable gains and should refer to the information set out in paragraph 3.1 of Part 2 of this document.

Extraordinary General Meeting

A notice convening the Extraordinary General Meeting, to be held at the Thistle Glasgow, 36 Cambridge Street, Glasgow, Lanarkshire G2 3HN on 19 March 2002 at 5.00 p.m. is set out at the end of this document. A single special resolution will be proposed at the Extraordinary General Meeting. This resolution will, if approved, effect the Redesignation and make certain associated amendments to the THUS Group Articles, in each case subject to the Demerger having been completed and Admission becoming effective. Holders of THUS Group Ordinary Shares entered on the register of members of the Company at the time of the Extraordinary General Meeting will be entitled to vote upon the resolution.

The proposed amendments to the THUS Group Articles reflect the fact that, following the Redesignation, THUS Group Preference Shares will cease to exist and the rights and restrictions attaching to the Non-voting Deferred Shares will be inserted. The full text of the proposed amendments is set out in the notice of Extraordinary General Meeting at the end of this document. In addition, a copy of the Articles of Association of the Company incorporating the proposed amendments will be available at the addresses set out in paragraph 7 of Part 2 of this document from the date of despatch of this document until the Scheme becomes effective or lapses and at the place of the Extraordinary General Meeting for a period of 15 minutes before the meeting and until the close of the meeting.

Since the Redesignation amounts to a variation of the class rights of the THUS Group Preference Shares, the consent of the holders of the THUS Group Preference Shares is required in order to effect the Redesignation. ScottishPower will, prior to the Demerger, give the necessary THUS Group Preference Share class consent in respect of the Redesignation and ScottishPower Shareholders who receive THUS Group Preference Shares as a result of the Demerger will be bound by such class consent in relation to their THUS Group Preference Shares.

Action to be taken

THUS Group Shareholders, THUS Shareholders and ScottishPower Shareholders

Shareholders will find enclosed a Proxy Form for use in connection with the Extraordinary General Meeting. THUS Group Shareholders, THUS Shareholders who will become THUS Group Shareholders

as a result of the Scheme and ScottishPower Shareholders who will become THUS Group Shareholders as a result of the Demerger are asked to complete and sign it in accordance with the instructions printed thereon and return it as soon as possible. In order to be valid for use at the Extraordinary General Meeting it must be received by the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 3XY not later than 5.00 p.m. on 17 March 2002. Completion and return of the Proxy Form will not prevent members entered on the register of members of the Company at the time of the Extraordinary General Meeting from attending the meeting and voting in person if they so wish.

ScottishPower ADS holders

With respect to the ScottishPower ADSs, the Depositary will seek instructions from holders of ScottishPower ADSs as to how they wish their beneficial entitlement to THUS Group Ordinary Shares to be voted by the Depositary at the Extraordinary General Meeting. Holders of ScottishPower ADSs should complete and return the voting instruction card to be sent to them by the Depositary in accordance with the instructions printed thereon. If you hold ScottishPower ADSs otherwise than on the Depositary's register directly, you should arrange for instructions as to how the Depositary should vote your beneficial entitlement to THUS Group Ordinary Shares to be sent to the Depositary through your nominee.

Further Information

Your attention is drawn to the further information in Part 2 of this document. You are advised to read the whole of this document and not just rely on the information contained in this letter.

Recommendation

The Directors, who have been advised by Greenhill, consider that the Redesignation and the resolution to be proposed at the Extraordinary General Meeting are in the best interests of the Company and its Shareholders taken as a whole. In providing advice to the Directors, Greenhill has placed reliance on the Directors' commercial assessment of the Redesignation.

Accordingly, the Directors unanimously recommend you to vote in favour of the resolution to be proposed at the Extraordinary General Meeting, as they intend to do in respect of their own beneficial holdings, which are expected to represent approximately 0.014 per cent. of the ordinary share capital of the Company which will be in issue following the Scheme and the Demerger becoming effective.

Yours sincerely,

Charles Berry
Chairman

PART 2. ADDITIONAL INFORMATION

1. Responsibility

The Directors of THUS Group, whose names appear in paragraph 2 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of those Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors of THUS Group

2.1 The names and functions of the Directors are as follows:

Charles Andrew Berry	*Non-Executive Chairman*
William Allan	*Chief Executive*
John Noel Maguire	*Chief Financial Officer*
Philip Stewart Male	*Executive Director, Operations*
James Archibald Reid	*Executive Director, Sales & Marketing*
Roy Drysdale Brown	*Non-Executive Director*
Ian Hugh Chippendale	*Non-Executive Director*
Josephine Lilian Connell	*Non-Executive Director*
Michael Phillip de Kare-Silver	*Non-Executive Director*
David Thomas Nish	*Non-Executive Director*

2.2 The business address for all of the above Directors is Dalmore House, 310 St. Vincent Street, Glasgow, Lanarkshire G2 5BB.

3. United Kingdom taxation

The following comments are intended as a general guide only and are based on current UK law and Inland Revenue practice as at the date of this document, both of which are subject to change at any time, possibly with retrospective effect. These comments deal only with the position of THUS Group Shareholders who are resident or, in the case of individuals, ordinarily resident in the UK for tax purposes at all relevant times, who are the absolute beneficial owners of their THUS Group Ordinary Shares and/or Non-voting Deferred Shares and who hold such shares as an investment. These comments do not deal with certain types of shareholder, such as persons holding or acquiring shares in the course of a trade, collective investment schemes and insurance companies. If you are in any doubt about your tax position or if you may be subject to tax in a jurisdiction other than the UK, you should consult your professional adviser without delay.

3.1 Capital Gains

For the purposes of UK taxation of chargeable gains, a disposal of THUS Group Ordinary Shares or Non-voting Deferred Shares by a holder of such shares resident (or, in the case of an individual, ordinarily resident) for tax purposes in the UK or a holder of THUS Group Ordinary Shares or Non-voting Deferred Shares that carries on a trade, profession or vocation in the UK through a branch or agency and has used, held or acquired the THUS Group Ordinary Shares or the Non-voting Deferred Shares (as the case may be) for the purposes of such trade, profession or vocation or such branch or agency may, depending on the holder's particular circumstances, give rise to a chargeable gain or allowable loss.

3.2 Dividends

THUS Group is not currently required to withhold at source any amount in respect of tax from any dividend paid.

An individual THUS Group Shareholder who is resident in the UK for UK tax purposes and who receives a dividend from THUS Group will be entitled to a tax credit equal to one-ninth of the

dividend. The individual will be taxable on the total of the dividend and the related tax credit (the "gross dividend"), which will be regarded as the top slice of the individual's income. The tax credit will, however, be treated as discharging the individual's liability to income tax in respect of the gross dividend, unless and except to the extent that the gross dividend falls above the threshold for the higher rate of income tax, in which case the individual will, to that extent, pay tax on the gross dividend calculated as 32.5 per cent. of the gross dividend less the related tax credit. So, for example, a dividend of £80 will carry a tax credit of £8.89 and the income tax payable on the dividend by an individual liable to income tax at the higher rate would be 32.5 per cent. of £88.89, namely £28.89, less the tax credit of £8.89, leaving a net tax charge of £20.

There will be no payment of the tax credit or any part of it to an individual whose liability to income tax on the dividend and the related tax credit is less than the tax credit, in general, except where the individual holds the relevant THUS Group Ordinary Shares in a personal equity plan or individual savings account and the dividend is paid on or before 5 April 2004.

UK resident THUS Group Shareholders who are not liable to UK tax on dividends, including pension funds and charities, will not be entitled to claim any payment of the tax credit in respect of dividends paid by THUS Group, although charities may be entitled to a payment by the Inland Revenue of a specified proportion of any dividend paid by THUS Group to the charities on or before 5 April 2004, that proportion declining on a year-by-year basis.

Subject to certain exceptions for some insurance companies with overseas business, a corporate THUS Group Shareholder that is resident for tax purposes in the UK and that receives a dividend paid by THUS Group will not be subject to corporation tax on the receipt of the dividend but will not be entitled to the payment of any tax credit with respect to the dividend.

Whether a THUS Group Shareholder who is resident for tax purposes in a country other than the UK is entitled to a tax credit in respect of dividends received from THUS Group and to claim payment of any part of that tax credit will depend, in general, on the provisions of any double taxation convention or agreement which may exist between that THUS Group Shareholder's country of residence and the UK. However, where a non-UK resident THUS Group Shareholder is entitled to claim payment of any part of a tax credit, the amount payable will generally be less than 1 per cent. of the dividend to which to which it relates. A non-UK resident THUS Group Shareholder may be subject to foreign taxation on dividend income in that THUS Group Shareholder's country of residence.

3.3 Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

The conveyance or transfer on sale of THUS Group Ordinary Shares or Non-voting Deferred Shares will usually be subject to ad valorem stamp duty, normally at the rate of 0.5 per cent. (rounded up, if necessary, to the nearest multiple of £5) of the amount or value of the consideration paid. Stamp duty is normally paid by the purchaser. A charge to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration paid for the THUS Group Ordinary Shares or Non-voting Deferred Shares will arise in relation to an unconditional agreement to transfer such shares. However, if within six years of the date of the agreement (or, if the agreement was conditional, the date on which the agreement became unconditional) an instrument of transfer is executed pursuant to the agreement and is duly stamped, the stamping of the instrument will normally cancel, or give rise to a repayment in respect of, the SDRT liability. SDRT is normally the liability of the purchaser.

There will be no stamp duty or SDRT on a transfer of THUS Group Ordinary Shares or Non-voting Deferred Shares into CREST where such a transfer is made for no consideration. A transfer of THUS Group Ordinary Shares or Non-voting Deferred Shares effected on a paperless basis through CREST will generally be subject to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration payable. CREST is obliged to collect SDRT on relevant transactions settled within the system.

Where THUS Group Ordinary Shares or Non-voting Deferred Shares are issued or transferred to issuers of depository receipts or providers of clearance services (or their nominees or agents),

stamp duty or SDRT, as appropriate, may be payable (in the case of stamp duty) at the rate of 1.5 per cent. (rounded up, if necessary, to the nearest multiple of £5) of the amount or value of the consideration provided or (in the case of SDRT) at the rate of 1.5 per cent. of the amount or value of the consideration payable (if in money or money's worth) or the value of the THUS Group Ordinary Shares or Non-voting Deferred Shares (as the case may be). Where such stamp duty or SDRT (as appropriate) is payable, such amounts may be charged by the depository or clearance service to the THUS Group Shareholder to whom the THUS Group Ordinary Shares or Non-voting Deferred Shares would otherwise have been issued or to whom the THUS Group Ordinary Shares or Non-voting Deferred Shares are being transferred. Clearance services may opt, under certain conditions, for the normal rates of SDRT to apply to a transfer of shares into, and to transactions within, the service (in which case the above charge at the higher rate of 1.5 per cent. will not apply to an issue or transfer of shares into the clearance service).

The above statements are intended as a general guide to the current stamp duty and SDRT position. Certain categories of person are not liable to stamp duty or SDRT and others may be liable at a higher rate as mentioned above or may, although not primarily liable for the tax, be required to notify and account for it.

Special rules apply to agreements made by market intermediaries and to certain sale and repurchase and stock borrowing arrangements. Agreements to transfer shares to charities will not give rise to SDRT or stamp duty.

4. Dealings and settlement

Applications have been made to the UK Listing Authority for 70,086,705 New Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for those New Ordinary Shares to be admitted to trading on the London Stock Exchange's market for listed securities. Subject to the resolution to be proposed at the Extraordinary General Meeting being passed and becoming unconditional (apart from any condition relating to Admission), it is expected that Admission will occur and that dealings in the New Ordinary Shares will commence on 20 March 2002. Share certificates in respect of the New Ordinary Shares are expected to be posted to THUS Group Shareholders who, at the Redesignation Record Time, hold their THUS Group Ordinary Shares in certificated form, at their own risk, by 27 March 2002. Pending the receipt of new certificates, transfers of New Ordinary Shares held in certificated form will be certified against the register of members of the Company. THUS Group Shareholders who, at the Redesignation Record Time, hold their THUS Group Ordinary Shares in uncertificated form through CREST will have their CREST accounts adjusted to reflect their entitlement to New Ordinary Shares on 20 March 2002.

ScottishPower Shareholders whose Demerger Ordinary Shares and New Ordinary Shares have not been sold as a result of having made a Cash Out Election will have their entitlements to New Ordinary Shares aggregated with their pro rata entitlement to Demerger Ordinary Shares and their share certificates posted, at the risk of the relevant ScottishPower Shareholders, by 27 March 2002. ScottishPower Shareholders who have validly made a Cash Out Election and whose Demerger Ordinary Shares and New Ordinary Shares have been sold are expected to be posted the aggregate proceeds in the form of a single settlement cheque by 27 March 2002. Further details of the arrangements for the sale of Demerger Ordinary Shares and New Ordinary Shares on behalf of Eligible Cash Out Shareholders are contained in the ScottishPower Circular and the form relating to the Cash Out Election, which are expected to be posted to Eligible Cash Out Shareholders on or around 14 February 2002.

In relation to the sale of the ADS Holders' Shares it is expected that, should such sale proceed as currently envisaged, ScottishPower ADS holders will be posted the aggregate proceeds in the form of a single settlement cheque from 8 April 2002.

The Non-voting Deferred Shares arising as a result of the Redesignation will not be listed and certificates in respect of those shares will be retained by the Company. It is intended that, shortly

following the Redesignation becoming effective, the Non-Voting Deferred Shares will be transferred to the Company for no consideration and cancelled.

5. Significant Change

Save as disclosed in this document and in the First Supplementary Listing Particulars, there has been no significant change and no significant new matter has arisen since the publication of the Listing Particulars.

6. Consent

Greenhill has given and has not withdrawn its written consent to the issue of this document with the references to its name in the form and context in which they are included.

7. Documents available for inspection

Copies of the following documents may be inspected at the registered office of the Company at Dalmore House, 310 St. Vincent Street, Glasgow, Lanarkshire G2 5BB and at the offices of its legal advisers, Slaughter and May, at 35 Basinghall Street, London EC2V 5DB during normal business hours on any Business Day until the Scheme becomes effective or lapses:

(a) this document;

(b) the Articles of Association of the Company in the form following amendment pursuant to the resolution to be proposed at the Extraordinary General Meeting;

(c) the Listing Particulars;

(d) the documents described in paragraph 24 of Part 7 of the Listing Particulars;

(e) the First Supplementary Listing Particulars; and

(f) the letter of consent referred to in paragraph 6 above.

12 February 2002

THUS GROUP PLC
(Registered in Scotland with registered number SC226738)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of THUS Group plc (the "**Company**") will be held at the Thistle Glasgow, 36 Cambridge Street, Glasgow, Lanarkshire G2 3HN on the 19th day of March 2002 at 5.00 p.m. for the purpose of considering and, if thought fit, passing the following resolution, which will be proposed as a special resolution:

SPECIAL RESOLUTION

THAT, conditional on completion of the Demerger and upon Admission becoming effective:

(A) all of the THUS Group Preference Shares of £1 each in the capital of the Company which at the Redesignation Record Time are shown in the books of the Company as authorised but unissued be and are hereby consolidated into one unclassified share in the capital of the Company with a nominal value equal to the product of £1 and such number of THUS Group Preference Shares and immediately thereafter such unclassified share as so arises shall be sub-divided into new THUS Group Ordinary Shares of 2.5 pence each;

(B) (i) each holding of THUS Group Preference Shares of £1 each in the capital of the Company as shown in the register of members of the Company at the Redesignation Record Time be and is hereby consolidated into one consolidated share with a nominal value equal to the product of £1 and the number of THUS Group Preference Shares comprised in such holding (a "**Consolidated Share**") and immediately thereafter each such Consolidated Share shall be sub-divided into $2\frac{139}{173}$ THUS Group Ordinary Shares of 2.5 pence each for each £1 nominal amount of the Consolidated Share (and so in proportion for any other nominal amount of the Consolidated Share) and the balance of each such Consolidated Share shall be further sub-divided into Non-voting Deferred Shares of $92\frac{343}{346}$ pence each which shall have the following rights and be subject to the following restrictions:

(a) on a return of capital on winding-up or otherwise, the Non-voting Deferred Shares shall entitle the holders thereof only to the repayment of the amounts paid up on such shares after payment in respect of each THUS Group Ordinary Share of the capital paid up on such THUS Group Ordinary Share and £100,000;

(b) the Non-voting Deferred Shares shall not entitle the holders thereof to the payment of any dividend or other distribution and shall not carry any right or interest in or to the profits or assets of the Company save as set out in sub-paragraph (a) above;

(c) the Non-voting Deferred Shares shall not entitle the holders thereof to receive notice of or attend or vote at any general meeting of the Company;

(d) the Non-voting Deferred Shares shall not, save as set out in sub-paragraph (iv) below, be transferable; and

(e) the reduction of capital paid up on the Non-voting Deferred Shares or any other shares and/or the creation, allotment or issue of further shares in the capital of the Company ranking in priority for payment of a dividend or in respect of capital or which confer on the holders voting rights more favourable than those conferred by the Non-voting Deferred Shares shall be deemed not to vary the rights attaching to the Non-voting Deferred Shares;

(ii) (a) where such consolidation and sub-division pursuant to sub-paragraph (i) above results in a member being entitled to a fraction of a THUS Group Ordinary Share, such fraction shall be aggregated with other such fractions into THUS Group Ordinary Shares (the "**Fractional Entitlement Shares**"); and

(b) the directors of the Company be and are hereby authorised (x) to sell (or to appoint any other person to sell), on behalf of the relevant members, all the Fractional Entitlement Shares and any remaining fractions of THUS Group Ordinary Shares, at the best price

reasonably obtainable and to execute an instrument of transfer in respect of such shares on behalf of the relevant members and generally to make all arrangements which appear to them necessary or desirable for the settlement of the disposal of the Fractional Entitlement Shares and such fractional entitlements, and (y) to account for the proceeds of sale (net of expenses) in due proportion to the relevant members entitled thereto (any fraction of a penny which would otherwise be payable being rounded down to the nearest penny if less than half a penny and rounded up if equal to or more than half a penny), unless the amount to be paid to any such member would be less than £3.00 in which case such amount shall, notwithstanding the provisions of Article 42 of the Articles of Association of the Company, not be so paid but shall be retained for the benefit of the Company;

(iii) the preferential dividend on any THUS Group Preference Shares consolidated and sub-divided pursuant to sub-paragraph (i) above shall cease to accrue with effect from the Redesignation Record Time and the right to receive any amounts in respect of accrued dividends on such THUS Group Preference Shares shall be deemed to be irrevocably lost by the holders thereof by the passing of this resolution. The THUS Group Ordinary Shares arising on such consolidation and sub-division shall rank *pari passu* in all respects with the THUS Group Ordinary Shares then in issue and shall entitle the holder to all dividends and other distributions payable on the THUS Group Ordinary Shares declared after Admission; and

(iv) such consolidation and sub-division pursuant to sub-paragraph (i) above shall be deemed to confer irrevocable authority on the Company at any time thereafter and without obtaining the sanction of the holder or holders of the Non-voting Deferred Shares to appoint any person to execute, on behalf of any holder of Non-voting Deferred Shares, a transfer of all or any part thereof and/or an agreement to transfer the same (in each case, without making any payment therefor to the holder) to such person, including the Company, as the Directors may determine (and for any Director to take any action in connection with such transfer or agreement to transfer as he may, in his sole discretion, think necessary or desirable) and to cancel and/or purchase the same in accordance with the provisions of the Act and pending such transfer and/or cancellation and/or purchase to retain the certificates for such Non-voting Deferred Shares; and

(C) the Articles of Association of the Company be and they are hereby amended as follows:

(i) by the deletion of the definition of "Preference Shares" in Article 2 and the insertion in Article 2 of the definition of "Deferred Shares" as "non-voting deferred shares of $92\frac{343}{346}$ pence each in the capital of the Company";

(ii) by the deletion of the current Articles 4.1 to 4.17 inclusive and the replacement thereof with the following text:

"4.1 The share capital of the Company as at the date of adoption of this Article is £72,617,548 divided into $1{,}974{,}788{,}625\frac{35}{173}$ Ordinary Shares of 2.5 pence each and 25,000,000 Deferred Shares of $92\frac{343}{346}$ pence each.

4.2 The rights attaching to the Deferred Shares are as follows:

(a) on a return of capital on winding-up or otherwise, the Deferred Shares shall entitle the holders thereof only to the repayment of the amounts paid up on such shares after payment in respect of each Ordinary Share of the capital paid up on such Ordinary Share and £100,000;

(b) the Deferred Shares shall not entitle the holders thereof to the payment of any dividend or other distribution and shall not carry any right or interest in or to the profits or assets of the Company save as set out in paragraph (a) above;

(c) the Deferred Shares shall not entitle the holders thereof to receive notice of or attend or vote at any general meeting of the Company;

(d) the Deferred Shares shall not be transferable, save that the Company may, without obtaining the sanction of the holder or holders of the Deferred Shares, appoint any

person to execute, on behalf of any holder of Deferred Shares, a transfer of all or any part thereof and/or an agreement to transfer the same (in each case, without making any payment therefor to the holder) to such person, including the Company, as the directors may determine (and for any Director to take any action in connection with such transfer or agreement to transfer as he may, in his sole discretion, think necessary or desirable) and cancel and/or purchase the same in accordance with the provisions of the Act and pending such transfer and/or cancellation and/or purchase to retain the certificates for such Deferred Shares; and

(e) the reduction of capital paid up on the Deferred Shares or any other shares and/or the creation, allotment or issue of further shares in the capital of the Company ranking in priority for payment of a dividend or in respect of capital or which confer on the holders voting rights more favourable than those conferred by the Deferred Shares shall be deemed not to vary the rights attaching to the Deferred Shares.";

(iii) by the deletion of the heading preceding Article 11.1 and the replacement thereof with the heading "VARIATION OF RIGHTS";

(iv) by the deletion of the marginal reference against Article 11.1 and the replacement thereof with the wording "Method of varying rights"; and

(v) by the deletion in its entirety of Article 135.2 and the renumbering of Article 135.1 as Article 135.

For the purposes of this resolution, words and expressions which are defined in the circular to shareholders of the Company dated 12 February 2002 shall have the same meanings when used herein.

By order of the Board

David Macleod
Secretary

Registered Office:
Dalmore House, 310 St. Vincent Street, Glasgow, Lanarkshire G2 5BB

Dated 12 February 2002

Notes:

1. A yellow form of proxy is enclosed for use at the Extraordinary General Meeting. A member entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies to attend and (on a poll) vote instead of him. A proxy need not be a member of the Company. Completion and return of a form of proxy does not preclude a member from attending and voting at the Extraordinary General Meeting or any adjournment thereof in person.

2. The yellow form of proxy and power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such authority, must be deposited at the offices of the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 3XY, by no later than 48 hours before the time appointed for the Extraordinary General Meeting.

3. In the case of joint holders, the signature of only one of the joint holders is required on the yellow form of proxy but the vote of the first named on the register of members of the Company in respect of such joint holding will be accepted to the exclusion of the other joint holders.

4. Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, members will be entitled to attend and vote at the Extraordinary General Meeting if they are registered on the Company's register of members at the time of commencement of the Extraordinary General Meeting.

5. Copies of the Company's existing Articles of Association and copies of the Articles of Association as proposed to be amended pursuant to the resolution set out in the notice of meeting are available for inspection at the offices of Slaughter and May, the Company's solicitors, at 35 Basinghall Street, London EC2V 5DB during normal business hours on any weekday (excluding Saturdays, Sundays and public holidays) from the date of this notice until close of business on 19 March 2002 and will also be available for inspection at the place of the Extraordinary General Meeting for at least 15 minutes before, and during, the Extraordinary General Meeting.

C

THUS

C-44

ICSA SOFTWARE
BLUEPRINT Company Secretary

02 FEB 25 AM 8:10

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP085

Company Number 192868

Company Name in full Thus plc

	Day	Month	Year		Day	Month	Year
Date of appointment	0 2	0 4	2 0 0 1	†Date of Birth	2 8	0 4	1 9 5 1

Appointment as director ✓ as secretary

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Appointment form

Notes on completion appear on reverse.

NAME *Style / Title | *Honours etc

Forename(s): James Archibald

Surname: Reid

Previous Forename(s): James Archibald

Previous Surname: Reid

Usual residential address: FAIRFIELD HOUSE, FAYGATE LANE, FAYGATE, HORSHAM, WEST SUSSEX

Post town: HORSHAM Postcode: RH12 4SN

County / Region: WEST SUSSEX Country:

† Nationality: British †Business occupation: Executive Director

† Other directorships (additional space overleaf): ~~None~~ SEE PAPER ATTACHED

I consent to act as ** director / secretary of the above named company

Consent Signature [signature] Date 3/04/01.

A director, secretary etc must sign the form below.

Signed David Macleod Date 3/04/01.

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Secretary
Thus plc
Dalmore House
310 St Vincent Street
GLASGOW
G2 5BS

SCT SJD0KZLZ 0177
COMPANIES HOUSE 07/04/01

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh

Form revised July 1998

Company Number 192666

† Directors only. † Other directorships

SEE PAPER ATTACHED

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married women, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Jim Reid, Executive Director, Thus plc

Other Directorships

ntl Group Limited

Alliance & Leicester plc

Alliance & Leicester Investments Ltd

Alliance & Leicester Group Property Ltd

C-45

288b

ICSA SOFTWARE BLUEPRINT

Please complete in typescript, or in bold black capitals

CHFP055

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 192666

Company Name in full Thus plc

	Day	Month	Year
Date of termination of appointment	2 3	0 5	2 0 0 1

as director ✓ as secretary

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes

NAME *Style / Title *Honours etc

Please insert details as previously notified to Companies House

Forename(s) Ian Simon MacGregor

Surname Russell

	Day	Month	Year
†Date of birth	1 6	0 1	1 9 5 3

* Voluntary details.
† Directors only
** Delete as appropriate

A serving director, secretary etc must sign the form below.

Signed David Macleod Date 23.05.2001

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Deputy Secretary
Scottish Power plc
1 Atlantic Quay
Glasgow
G2 8SP

SCT SL10W123 0586
COMPANIES HOUSE 29/05/01

When you have completed and signed the form please send it to **Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff** for companies registered in England and Wales or **Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB** for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

31-05-01

C-46

288a

ICSA SOFTWARE
BLUEPRINT
Company Secretary

Please complete in typescript or in bold black capitals.

CHFP055

APPOINTMENT of director or secretary
(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

02 FEB 25 AM 8:

Company Number: 192666

Company Name in full: Thus plc

	Day	Month	Year		Day	Month	Year
Date of appointment	2 3	0 5	2 0 0 1	†Date of Birth	0 5	0 5	1 9 6 0

Appointment as director ✓ as secretary

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes

Appointment form

Notes on completion appear on reverse

NAME *Style / Title: *Honours etc

Forename(s): David Thomas

Surname: Nish

Previous Forename(s):

Previous Surname:

Usual residential address: Kinnoul
Lochwinnoch Road

Post town: Kilmacolm Postcode: PA13 4DZ

County / Region: Country: Scotland

† Nationality: British †Business occupation: Finance Director

† Other directorships (additional space overleaf): (See continuation sheet).

I consent to act as ** director / secretary of the above named company

Consent Signature: [signature] D.N. Date: 23.05.2001

A director, secretary etc must sign the form below.

Signed: [signature] Date: 23.05.2001

(** a director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Deputy Secretary
Scottish Power plc
1 Atlantic Quay
Glasgow
G2 8SP

SCT SL1RE12M 0568
COMPANIES HOUSE 29/05/01

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh

Form revised July 1998

SC192666

31-05-01

Company Number 192666

† Directors only   † Other directorships

Current Directorships for David Thomas Nish

- Domestic Appliance Insurance Limited
- Electricity Supply Nominees (Scotland) Limited
- Manweb plc
- Manweb Services Limited
- Manweb Share Scheme Trustees Limited
- SaBRe Water Limited
- Scottish Power plc
- Scottish Power UK plc
- Scottish Utility Services Limited
- ScottishPower Insurance Limited
- ScottishPower NA 1 Limited
- ScottishPower NA 2 Limited
- ScottishPower Securities Limited

Past Directorships for David Thomas Nish

- Barnfleet Limited (05-Sep-2000)
- Manweb Nominees Limited (05-Sep-2000)
- Merseyside Power Trading Limited (05-Sep-2000)
- Scottish Energy Services Limited (31-May-2000)

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.
Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company

17-07-01

SC 192666

C-47

02 FEB 25 AM 8:10

THE COMPANIES ACT 1985, AS AMENDED

PUBLIC COMPANY LIMITED BY SHARES

RESOLUTIONS

of

THUS PLC

("Company")

Passed on 11 July 2001

At an annual general meeting of the Company duly convened and held on the above date, the following resolutions 1 to 9 inclusive were passed as ordinary resolutions and resolution 10 was passed as a special resolution:

Ordinary Resolutions:

1. To receive and adopt the Report of the Directors and Accounts for the year ended 31 March 2001.
2. To elect John Maguire as a Director.
3. To elect Michael de Kare-Silver as a Director.
4. To elect Jo Connell as a Director.
5. To elect Roy Brown as a Director.
6. To elect James Reid as a Director.
7. To elect David Nish as a Director.
8. To re-elect Charles Berry as a Director.
9. To re-appoint PricewaterhouseCoopers as auditors of the Company and to authorise the directors to fix their remuneration.

Special Resolution:

10. That the Articles of Association in the form produced to the meeting and initialled by the Chairman for the purposes of identification only be, and are hereby, adopted as the Articles of Association of the Company in substitution for and to the exclusion of the existing Articles of Association of the Company.

David Macleod

Company Secretary

IAM

SCT SM6DQ2C2 0049
COMPANIES HOUSE 14/07/01

SC192666

17-07-01

SC 192666
C-48

02 FEB 25 AM 9:10

ARTICLES OF ASSOCIATION

OF

THUS PLC

SCT SN6DR2C3 0046
COMPANIES HOUSE 14/07/01

953467-3

CONTENTS

SC192666

17-07-01

THE COMPANIES ACT 1985 COMPANY NO. SC192666

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

Thus plc

(Adopted by special resolution passed on • 2001)

PRELIMINARY

1. The regulations in Table A as in force at the date of the incorporation of the Company shall not apply to the Company. **Table A**

2. In these Articles, except where the subject or context otherwise requires. **Definitions**

Act means the Companies Act 1985 including any modification or re-enactment of it for the time being in force;

Articles means these Articles of Association as altered from time to time by special resolution;

auditors means the auditors of the Company;

base rate means the base rate of the Royal Bank of Scotland in place from time to time;

the board means the directors or any of them acting as the board of directors of the Company;

business day means a day when banks are open for the transaction of normal banking business in London and Glasgow;

certificated share means a share in the capital of the Company that is not an uncertificated share and references in these Articles to a share being held in certificated form shall be construed accordingly;

clear days in relation to the giving of a notice means the period excluding the day on which a notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

17-07-01

communication means the same as in the Electronic Communications Act 2000;

Companies Acts has the meaning given by section 744 of the Act and includes any enactment passed after those Acts which may, by virtue of that or any other such enactment, be cited together with those Acts as the "Companies Acts" (with or without the addition of an indication of the date of any such enactment);

director means a director of the Company;

dividend means dividend or bonus;

electronic communication means the same as in the Electronic Communications Act 2000;

employees' share scheme has the meaning given by section 743 of the Act;

entitled by transmission means, in relation to a share in the capital of the Company, entitled as a consequence of the death or bankruptcy of the holder or otherwise by operation of law;

holder in relation to a share in the capital of the Company means the member whose name is entered in the register as the holder of that share;

London Stock Exchange means London Stock Exchange plc;

member means a member of the Company;

Memorandum means the Memorandum of Association of the Company as amended from time to time;

office means the registered office of the Company;

Ordinary Shares means ordinary shares of 2.5 pence each in the capital of the Company;

paid means paid or credited as paid;

Preference Shares means cumulative participating preference shares of £1 each in the capital of the Company;

recognised person means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange, each of which terms has the meaning given to it by section 185(4) of the Act;

register means the register of members of the Company;

Regulations means the Uncertificated Securities Regulations 1995;

seal means the common seal of the Company and includes any official seal kept by the Company by virtue of section 39 or 40 of the Act;

secretary means the secretary of the Company and includes a joint, assistant, deputy or temporary secretary and any other person appointed to perform the duties of the secretary;

Statutes means the Act, the Companies Act 1989 and every other act, statute, statutory instrument, regulation or order for the time being in force concerning companies and affecting the Company;

uncertificated share means a share in the capital of the Company which is recorded on the register as being held in uncertificated form and title to which may, by virtue of the Regulations, be transferred by means of a relevant system and references in these Articles to a share being held in uncertificated form shall be construed accordingly;

United Kingdom means Great Britain and Northern Ireland; and

writing means any method of setting out words on paper and any reference to any notice, consent, approval or other document being given in a similar way shall mean one given or sent by facsimile, e-mail or other electronic process (whether in use at the date of these articles or developed subsequently) capable of reproducing words in a visible and non-transitory form.

3. References to a document being executed include references to its being executed under hand or under seal or by any other method. **Construction**

Words denoting the singular number include the plural number and vice versa; words denoting the masculine gender include the feminine gender; and words denoting persons include corporations.

Words or expressions contained in these Articles which are not defined in Article 2 but are defined in the Act have the same meaning as in the Act (but excluding any modification of the Act not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

Words or expressions contained in these Articles which are not defined in Article 2 but are defined in the Regulations have the same meaning as in the Regulations (but excluding any modification of the Regulations not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

Subject to the preceding two paragraphs, references to any provision of any enactment or of any subordinate legislation (as defined by section 21(1) of the Interpretation Act 1978) include any modification or re-enactment of that provision for the time being in force.

Headings and marginal notes are inserted for convenience only and do not affect the construction of these Articles.

In these Articles, (a) powers of delegation shall not be restrictively construed but the widest interpretation shall be given to them; (b) the word ***board*** in the context

17-07-01

of the exercise of any power contained in these Articles includes any committee consisting of one or more directors, any director holding executive office and any local or divisional board, manager or agent of the Company to which or, as the case may be, to whom the power in question has been delegated; (c) no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of that or any other power of delegation; and (d) except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Articles or under another delegation of the power.

Where, in relation to a share, these Articles refer to a relevant system, the reference is to the relevant system in which that share is a participating security at the relevant time.

SHARE CAPITAL

Share capital

4.1 The share capital of the Company on the adoption of these Articles is £45,000,000 divided into 600,000,000 Ordinary Shares and 30,000,000 Preference Shares.

4.2 The rights attaching to the Preference Shares are as follows:

Fixed Dividend

4.3 The holders of the Preference Shares shall be entitled, subject to the provisions of the Companies Act and these Articles, in priority to the payment of any dividend to the holders of the Ordinary Shares, to receive out of the profit of the Company available for distribution, by way of dividend and resolved under these Articles to be distributed in respect of each financial year of the Company, a fixed cumulative preferential dividend of 10 per cent. per annum(the ***Fixed Dividend***). Each Fixed Dividend shall be exclusive of any imputed tax credit available to shareholders and shall be calculated on the nominal capital (exclusive of any premium) for the time being paid up or credited as paid up on the Preference Shares held by them respectively.

4.4 Each Fixed Dividend shall accrue on a daily basis and shall be paid half yearly in arrears in two equal amounts on 30 April and 31 October in each year (each referred to as a ***Fixed Dividend Date***) (or, if any such date is not a business day, on the next day which is a business day) and shall (subject to Article 4.5 below) be in respect of the half year ending on each Fixed Dividend Date. Payments of Fixed Dividends shall be made to holders whose names appear on the register at 12 noon on any date selected by the directors being no more than 14 days prior to the relevant Fixed Dividend Date.

4.5 The first Fixed Dividend on each Preference Share (including any Preference Share issued after the date on which Preference Shares were first issued) shall be paid on the Fixed Dividend Date next following the date of allotment of the share or on such other Fixed Dividend Date as the directors may determine (or, if that date is not a business day, on the next following business

day) and shall be made on a pro rata basis in respect of the period from the date of allotment of the share to the relevant Fixed Dividend Date.

4.6 The holders of the Preference Shares shall be entitled, in priority to the payment of any dividend to the holders of the Ordinary Shares and in addition to the Fixed Dividend, to receive out of the profit of the Company available for distribution, by way of dividend and resolved under the Articles to be distributed, a variable participating dividend in respect of each financial year of the Company (***Participating Dividend***) calculated as follows: **Participating Dividend**

$$PD = \left(\frac{1}{100} \times \frac{PSC}{PSO} \times P1\right) + \left(\frac{1}{1000} \times \frac{PSC}{PSO} \times P2\right) + \left(\frac{1}{10,000} \times \frac{PSC}{PSO} \times P3\right)$$

where:

PD = the Participating Dividend;

PSC = the aggregate nominal value of the Preference Shares in issue at the date the Participating Dividend is declared;

PSO = the aggregate nominal value of the Preference Shares in issue on 18 October 1999;

P1 = the annual consolidated post-tax profits of the Company (as set out in the audited consolidated profit and loss account of the Company and its subsidiary undertakings) in respect of the financial year up to a maximum of £50,000,000;

P2 = the amount, if any, by which the annual consolidated post-tax profits of the Company (as set out in the audited consolidated profit and loss account of the Company and its subsidiary undertakings) in respect of the financial year exceeds £50,000,000 but is less than or equal to £100,000,000; and

P3 = the amount, if any, by which the annual consolidated post-tax profits of the Company (as set out in the audited consolidated profit and loss account of the Company and its subsidiary undertakings) in respect of the relevant accounting reference period exceeds £100,000,000.

The Participating Dividend shall be exclusive of any imputed tax credit available to shareholders and shall be distributed pro rata to the holders of the Preference Shares in accordance with the amount paid up or credited as paid up on the Preference Shares.

4.7 Each Participating Dividend shall accrue on a daily basis and shall be paid yearly in arrears on 31 October in respect of the financial year ended prior to that date each year (the ***Participating Dividend Date***) (or, if any such date is not a business day on the next day which is a business day) and shall (subject to Article 4.8 below) be in respect of that financial year. Payments of Participating

Dividends shall be made to holders whose names appear on the register at 12 noon on any date selected by the directors being no more than 14 days prior to the Participating Dividend Date.

4.8 The first Participating Dividend on each Preference Share (including any Preference Share issued after the date on which Preference Shares were first issued) shall be paid on the Participating Dividend Date next following the date of allotment of the share or on such other Participating Dividend Date as the directors may determine (or, if that date is a Saturday or Sunday or a day which is a public holiday in England or Scotland, on the next following day which is not such a day) and shall be made on a pro rata basis in respect of the period from the date of allotment of the share to the relevant Participating Dividend Date.

Interest on unpaid dividends

4.9 The holders of the Preference Shares shall be entitled to receive interest at the base rate plus 6 per cent. per annum on the amount of any Fixed Dividend or Participating Dividend (the ***Interest***) if such dividend is not paid by the Company within 7 days of the relevant Fixed Dividend Date or Participating Dividend Date. The Interest shall be paid in cash to the relevant holders of Preference Shares at the same time as the relevant Fixed Dividend or Participating Dividend and shall be a right of the holders of the Preference Shares as a class. The Interest shall accrue on a daily basis and shall be calculated on the basis of a 365 day year and the number of clear days elapsed in the period from the relevant Fixed Dividend Date or Participating Dividend Date up to, but not including, the date of payment of such Fixed Dividend or Participating Dividend and relative Interest. The Interest shall be exclusive of any imputed tax credit available to shareholders.

Capital

4.10 In the event of a winding up of the Company or other return of capital (other than on conversion, redemption or purchase by the Company of any of its own shares) the assets of the Company available for distribution to the shareholders remaining after payment of all other debt and liabilities of the Company and of the costs, charges and expenses of such winding up, shall be applied in the following manner and order of priority:

(a) firstly, in paying to the holders of Preference Shares all unpaid arrears and accruals of any Fixed Dividend or Participating Dividend such accruals and arrears to be calculated down to and including the date of the payment and, in respect of the Fixed Dividend, to be payable irrespective of what profits (and of whether any profits) have been made or earned by the Company and irrespective of whether or not such unpaid arrears and accruals have become due and payable in accordance with the provisions of Articles 4.3 to 4.9 above;

(b) secondly, in paying to the holders of Preference Shares a sum equal to the capital paid up or credited as paid up on Preference Shares held by them respectively;

(c) thirdly, in paying to the holders of the Ordinary Shares a sum equal to the capital paid up or credited as paid up on the Ordinary Shares held by them respectively; and

(d) fourthly, in paying 0.5% of any surplus assets available for distribution to the holders of the Preference Shares, subject to a cap of £2,500,000, and in paying 99.5 per cent. of such surplus to the holders of the Ordinary Shares, both rateably in accordance with the amount paid up or credited as paid up on the Preference Shares and Ordinary Shares held by them respectively.

4.11 The Preference Shares shall (subject to the provisions of the Companies Act and the Articles) confer on the holders thereof the right to receive notice of and to attend all general meetings of the Company but shall not confer on such holder the right to speak or vote in respect of their holdings of Preference Shares, subject to the following exceptions: **Voting**

(a) if at the date of the meeting any part of any Fixed Dividend is for whatever reason in arrears for more than six months, the holders of the Preference Shares shall be entitled to attend, speak and vote on any resolution at such meeting or any adjournment of it; or

(b) if it is proposed at the meeting to consider any resolution approving the winding up of the Company, the holders of the Preference Shares shall be entitled to attend such a meeting and to speak and vote only on such resolution or any motion for adjournment of the meeting before such resolution is voted on; or

(c) if it is proposed at the meeting to consider any resolution which abrogates or varies or otherwise directly affects the special rights and privileges attaching to the Preference Shares, the holders of the Preference Shares shall have the right to attend such a meeting and to speak and vote only on such resolution or any motion for adjournment of the meeting before such resolution is voted on.

Upon any resolution on which the holders of the Preference Shares are entitled to vote, on a show of hands, each such holder who (being an individual) is present in person or (being a corporation) is present by a representative or proxy not being himself a member shall have one vote and, on a poll, each such holder present in person or by proxy shall (in his capacity as such) have one vote for every £1 in nominal amount of Preference Shares of which he is the holder.

4.12 The special rights attached to any Preference Shares allotted or in issue shall not (unless otherwise provided by their terms of issue) be deemed to be varied, affected, modified, dealt with or abrogated by the creation or issue of any further shares (*new shares*) ranking in all respects after or in any respect pari passu with such Preference Shares (but in no respect in priority thereto) and so that any new shares ranking pari passu with such Preference Shares may either carry rights identical in all respects with such Preference Shares or any of them or rights **Restrictions on Company**

and/or restrictions differing therefrom in any respect including but without prejudice to the generality of the foregoing in that:

(a) the rate of dividend may differ and the dividend may be cumulative or non-cumulative;

(b) the new shares or any series thereof may rank for dividend as from such date as may be provided by the terms of issue thereof and the dates for payment of dividend may differ;

(c) a premium may be payable on any return of capital relating to the new shares or there may be no such premium;

(d) the new shares may be redeemable at the option of the holder or of the Company, or may be non-redeemable; and

(e) the new shares may be convertible into Ordinary Shares or any other class of shares ranking as regards participation in the profits and assets of the Company pari passu with or after such Preference Shares in each case on such terms and conditions as may be prescribed by the terms of issue thereof.

Variation of Preference Share class rights

4.13 Notwithstanding the rights of the holders of Preference Shares under Article 4.11, the written consent of the holders of three-quarters in nominal value of the issued Preference Shares or the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the Preference Shares is required:

(a) if the special rights and privileges attaching to the Preference Shares are to be varied or abrogated or otherwise directly affected in any way;

(b) if any shares or securities are to be created, allotted or issued by the Company which rank in priority to or equally with the Preference Shares (or any right to call for the allotment or issue of such shares or securities is to be granted by the Company).

4.14 All provisions of the Articles relating to general meetings of the Company shall apply *mutatis mutandis* to every general meeting of the holders of the Preference Shares.

4.15 Each of the following shall each be deemed to be a variation of the rights attached to the Preference Shares and, notwithstanding any other provisions of these Articles, shall be prohibited except with the consent or sanction of the holders of the Preference Shares given in accordance with the provisions of Article 4.13:

(a) the alteration of Article 4.13 (regarding variation of rights);

(b) the redemption of any shares other than Preference Shares, unless such redemption is effected for the purpose of a conversion of the shares concerned and does not reduce the distributable profits of the Company; and

(c) the reduction by the Company (except as authorised by Section 146(2) or by Section 159 of the Act) of its share capital or any uncalled liability in respect thereof or (except as authorised by Sections 130(2), 160(2) or 170(4) of the Act) of any share premium account or capital redemption reserve if the reduction involves either the diminution of liability in respect of unpaid share capital or the repayment to any shareholder of any paid up share capital.

4.16 The holders of the Preference Shares shall be entitled to the right to be sent (at the same time as the same are sent to the holders of Ordinary Shares) all notices of general meetings of the Company and a copy of every circular or other like document sent by the Company to the holders of Ordinary Shares. **Receipt of Notices**

5.1 *Subject to the provisions of the Companies Acts and without prejudice to* any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the board shall determine. **Shares with special rights**

5.2 The board may issue share warrants to bearer in respect of any fully paid shares under a seal of the Company or in any other manner authorised by the board. Any share while represented by such a warrant shall be transferable by delivery of the warrant relating to it. In any case in which a warrant is so issued, the board may provide for the payment of dividends or other moneys on the shares represented by the warrant by coupons or otherwise. The board may decide, either generally or in any particular case or cases, that any signature on a warrant may be applied by mechanical means or printed on it or that the warrant need not be signed by any person. **Share warrants to bearer**

5.3 The board may determine, and from time to time vary, the conditions on which share warrants to bearer shall be issued and, in particular, the conditions on which: **Conditions of issue of share warrants**

(a) a new warrant or coupon shall be issued in place of one worn-out, defaced, lost or destroyed (but no new warrant shall be issued unless the Company is satisfied beyond reasonable doubt that the original has been destroyed); or

(b) the bearer shall be entitled to attend and vote at general meetings; or

(c) a warrant may be surrendered and the name of the bearer entered in the register in respect of the shares specified in the warrant.

The bearer of such a warrant shall be subject to the conditions for the time being in force in relation to the warrant, whether made before or after the issue of the warrant. Subject to those conditions and to the provisions of the Companies Acts, the bearer shall be deemed to be a member of the Company and shall have the same rights and privileges as he would have if his name had been included in the register as the holder of the shares comprised in the warrant.

No right in relation to share

5.4 The Company shall not be bound by or be compelled in any way to recognise any right in respect of the share represented by a share warrant other than the bearer's absolute right to the warrant.

Uncertificated shares

6.1 Subject to the provisions of the Regulations, the board may permit the holding of shares in any class of shares in uncertificated form and the transfer of title to shares in that class by means of a relevant system and may determine that any class of shares shall cease to be a participating security.

separate class shares

6.2 Shares in the capital of the Company that fall within a certain class shall not form a separate class of shares from other shares in that class because any share in that class:

(a) is held in uncertificated form; or

(b) is permitted in accordance with the Regulations to become a participating security.

Exercise of Company's entitlements in respect of uncertificated share

6.3 Where any class of shares is a participating security and the Company is entitled under any provision of the Companies Acts, the Regulations or the Articles to sell, transfer or otherwise dispose of, forfeit, re-allot, accept the surrender of or otherwise enforce a lien over a share held in uncertificated form, the Company shall be entitled, subject to the provisions of the Companies Acts, the Regulations, the Articles and the facilities and requirements of the relevant system:

(a) to require the holder of that uncertificated share by notice to change that share into certificated form within the period specified in the notice and to hold that share in certificated form so long as required by the Company;

(b) to require the holder of that uncertificated share by notice to give any instructions necessary to transfer title to that share by means of the relevant system within the period specified in the notice;

(c) to require the holder of that uncertificated share by notice to appoint any person to take any step, including without limitation the giving of any instructions by means of the relevant system, necessary to transfer that share within the period specified in the notice; and

(d) to take any action that the board considers appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of that share or otherwise to enforce a lien in respect of that share.

7.1 The board has general and unconditional authority to exercise all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the section 80 amount, for each prescribed period. **Section 80 authority**

7.2 The board is empowered for each prescribed period to allot equity securities for cash pursuant to the authority conferred by Article 7.1 as if section 89(1) of the Act did not apply to any such allotment, provided that its power shall be limited to: **Section 89 disapplication**

(a) any allotment of equity securities which are offered to holders (at a date selected by the Directors) of issued Ordinary Shares (as nearly as practicable) in proportion to the numbers of Ordinary Shares respectively held by them, but subject to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements, directions from any shareholder to deal in some other manner with his entitlements, or any legal, regulatory or practical problems under the laws or regulations of any overseas territory or the requirements of any regulatory body or stock exchange; and

(b) the allotment (otherwise than pursuant to Article 7.2(a)) of equity securities up to an aggregate nominal amount equal to the section 89 amount.

7.3 Before the expiry of a prescribed period the Company may make an offer or agreement which would or might require equity securities or other relevant securities to be allotted after such expiry. The board may allot equity securities or other relevant securities in pursuance of that offer or agreement as if the prescribed period during which that offer or agreement was made had not expired. **Allotment after expiry**

7.4 In this Article: **Definitions**

prescribed period means any period for which the authority conferred by Article 7.1 is given by ordinary or special resolution stating the section 80 amount and/or the power conferred by Article 7.2 is given by special resolution stating the section 89 amount;

section 80 amount means, for any prescribed period, the amount stated in the relevant ordinary or special resolution; and

section 89 amount means, for any prescribed period, the amount stated in the relevant special resolution.

8. Subject to the provisions of the Companies Acts relating to authority, pre-emption rights or otherwise and of any resolution of the Company in general meeting passed pursuant to those provisions, and, in the case of redeemable shares, the provisions of Article 9: **Residual allotment powers**

(a) all unissued shares for the time being in the capital of the Company shall be at the disposal of the board; and

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(b) the board may allot (with or without conferring a right of renunciation), grant options over, or otherwise dispose of them to such persons on such terms and conditions and at such times as it thinks fit.

Redeemable shares

9. Subject to the provisions of the Companies Acts, and without prejudice to any rights attached to any existing shares or class of shares, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these Articles.

Commissions

10. The Company may exercise all powers of paying commissions or brokerage conferred or permitted by the Companies Acts. Subject to the provisions of the Companies Acts, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

T· ·ts not r·· ·ised

11 Except as required by law, the Company shall recognise no person as holding any share on any trust and (except as otherwise provided by these Articles or by law) the Company shall not be bound by or recognise any interest in any share (or in any fractional part of a share) except the holder's absolute right to the entirety of the share (or fractional part of the share).

Variation Of Rights Other Than Preference Share Rights

Method of varying rights other than Preference Share rights

12.1 Subject to the provisions of the Companies Acts, all or any of the rights attached to any class of shares may (unless otherwise provided by the terms of allotment of the shares of that class) be varied or abrogated, whether or not the Company is being wound up, either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class (but not otherwise).

When rights ·med to be ·ied

12.2 For the purposes of this Article, all or any of the rights attached to any class of shares, unless otherwise expressly provided by the rights attached to any share or class of shares, shall be deemed to be varied by:

(a) the reduction of the capital paid up on that share or class of shares otherwise than by a purchase or redemption by the Company of its own shares; and

(b) the allotment of another share ranking in priority for payment of a dividend or in respect of capital or which confers on its holder voting rights more favourable than those conferred by that share or class of shares,

but shall not be deemed to be varied by:

(c) the creation or issue of another share ranking equally with, or subsequent to, that share or class of shares or by the purchase or redemption by the Company of its own shares; or

(d) the Company permitting, in accordance with the Regulations, the holding of and transfer of title to shares of that or any other class in uncertificated form by means of a relevant system.

SHARE CERTIFICATES

13. Every member, on becoming the holder of any certificated share (except a recognised person in respect of whom the Company is not required by law to complete and have ready for delivery a certificate) shall be entitled, without payment, to one certificate for all the certificated shares of each class held by him (and, on transferring a part of his holding of certificated shares of any class, to a certificate for the balance of his holding of certificated shares). He may elect to receive one or more additional certificates for any of his certificated shares if he pays for every certificate after the first a reasonable sum determined from time to time by the board. Every certificate shall: **Members' rights to certificates**

(a) be executed under the seal or otherwise in accordance with Article 132 or in such other manner as the board may approve; and

(b) specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on the shares.

The Company shall not be bound to issue more than one certificate for certificated shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. Shares of different classes may not be included in the same certificate.

14. If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional out-of-pocket expenses reasonably incurred by the Company in investigating evidence and preparing the requisite form of indemnity as the board may determine but otherwise free of charge, and (in the case of defacement or wearing out) on delivery up of the old certificate. **Replacement certificates**

LIEN

15.1 The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys payable to the Company (whether presently or not) in respect of that share. The board may at any time (generally or in a particular case) waive any lien or declare any share to be wholly or in part exempt from the provisions of this Article. The Company's lien on a share shall extend to any amount (including without limitation dividends) payable in respect of it. **Company to have lien on shares**

15.2 Notwithstanding Article 15.1, no lien shall apply to any share, or any monies called or payable in respect of any share, that is the subject of any charge or mortgage credited in favour of any bank or institution.

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Enforcement of lien by sale

16.1 The Company may sell, in such manner as the board determines, any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been given to the holder of the share, or to the person entitled to it by transmission, demanding payment and stating that if the notice is not complied with the share may be sold.

Giving effect to sale

16.2 To give effect to that sale the board may, if the share is a certificated share, authorise any person to execute an instrument of transfer in respect of the share sold to, or in accordance with the directions of, the buyer. If the share is an uncertificated share, the board may exercise any of the Company's powers under Article 6.3 to effect the sale of the share to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the application of the purchase money and his title to the share shall not be affected by any irregularity in or invalidity of the proceedings in relation to the sale.

A 'ication of p eds

16.3 The net proceeds of the sale, after payment of the costs, shall be applied in or towards payment or satisfaction of so much of the sum in respect of which the lien exists as is presently payable. Any residue shall (if the share sold is a certificated share, on surrender to the Company for cancellation of the certificate in respect of the share sold and, whether the shares sold is a certificated or uncertificated share, subject to a like lien for any moneys not presently payable as existed on the share before the sale) be paid to the person entitled to the share at the date of the sale.

CALLS ON SHARES

Power to make calls

17. Subject to the terms of allotment, the board may from time to time make calls on the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium). Each member shall (subject to receiving at least 14 clear days' notice specifying when and where payment is to be made) pay to the Company the amount called on his shares as required by the notice. A call may be required to be paid by instalments. A call may be revoked in whole or part and the time fixed for payment of a call may be postponed in whole or part as the board may determine. A person on whom a call is made shall remain liable for calls made on him even if the shares in respect of which the call was made are subsequently transferred.

Time when call made

18. A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.

Liability of joint holders

19. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

Interest payable

20. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid. Interest shall be paid at the rate fixed by the terms of allotment of the

share or in the notice of the call or, if no rate is fixed, the rate determined by the board, not exceeding 15 per cent. per annum, or, if higher, the appropriate rate (as defined by the Act), but the board may in respect of any individual member waive payment of such interest wholly or in part.

21. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and notified and payable on the date so fixed or in accordance with the terms of the allotment. If it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified. Deemed calls

22. Subject to the terms of allotment, the board may make arrangements on the issue of shares for a difference between the allottees or holders in the amounts and times of payment of calls on their shares. Differentiation on calls

23. The board may, if it thinks fit, receive from any member all or any part of the moneys uncalled and unpaid on any share held by him. Such payment in advance of calls shall extinguish the liability on the share in respect of which it is made to the extent of the payment. The Company may pay on all or any of the moneys so advanced (until they would but for such advance become presently payable) interest at such rate agreed between the board and the member not exceeding (unless the Company by ordinary resolution otherwise directs) 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act). Payment of calls in advance

FORFEITURE AND SURRENDER

24. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable, the board may give to the person from whom it is due not less than 14 clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited. Notice requiring payment of call

25. If that notice is not complied with, any share in respect of which it was given may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the board. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited share which have not been paid before the forfeiture. When a share has been forfeited, notice of the forfeiture shall be served on the person who was the holder of the share before the forfeiture. An entry shall be made promptly in the register opposite the entry of the share showing that notice has been served, that the share has been forfeited and the date of forfeiture. No forfeiture shall be invalidated by the omission or neglect to give that notice or to make those entries. Forfeiture for non-compliance

Sale of forfeited shares

26. Subject to the provisions of the Companies Acts, a forfeited share shall be deemed to belong to the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the board determines, either to the person who was the holder before the forfeiture or to any other person. At any time before sale, re-allotment or other disposal, the forfeiture may be cancelled on such terms as the board thinks fit. Where for the purposes of its disposal a forfeited share held in certificated form is to be transferred to any person, the board may authorise any person to execute an instrument of transfer of the share to that person. Where for the purposes of its disposal a forfeited share held in uncertificated form is to be transferred to any person, the board may exercise any of the Company's powers under Article 6.3. The Company may receive the consideration given for the share on its disposal and may register the transferee as holder of the share.

Liability following forfeiture

27. A person shall cease to be a member in respect of any share which has been forfeited and shall, if the share is a certificated share, surrender the certificate for any forfeited share to the Company for cancellation. The person shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of that share with interest on that amount at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at the rate determined by the board, not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act), from the date of forfeiture until payment. The board may waive payment wholly or in part or enforce payment without any allowance for the value of the share at the time of forfeiture or for any consideration received on its disposal.

Surrender

28. The board may accept the surrender of any share which it is in a position to forfeit on such terms and conditions as may be agreed. Subject to those terms and conditions, a surrendered share shall be treated as if it had been forfeited.

Extinction of rights

29. The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the person whose share is forfeited and the Company, except only those rights and liabilities expressly saved by these Articles, or as are given or imposed in the case of past members by the Companies Acts.

Evidence of forfeiture or surrender

30. A statutory declaration by a director or the secretary that a share has been duly forfeited or surrendered on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject if necessary to the execution of an instrument of transfer or transfer by means of the relevant system, as the case may be) constitute a good title to the share. The person to whom the share is disposed of shall not be bound to see to the application of the purchase money, if any, and his title to the share shall not be affected by any irregularity in, or invalidity of, the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

31. The instrument of transfer of a certificated share may be in any usual form or in any other form which the board may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. An instrument of transfer need not be under seal. *Form and execution of transfer of certificated share*

32. The board may, in its absolute discretion and without giving any reason, refuse to register the transfer of a certificated share which is not fully paid, provided that the refusal does not prevent dealings in shares in the Company from taking place on an open and proper basis. *Transfers of partly paid certificated shares*

33.1 The board may also refuse to register the transfer of a certificated share unless the instrument of transfer: *Invalid transfers of certificated shares*

(a) is lodged, duly stamped (if stampable), at the office or at another place appointed by the board accompanied by the certificate for the share to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of shares;

(c) is in favour of not more than four transferees;

(d) is not in favour of a minor; and

(e) is not in favour of a bankrupt or person of mental health.

33.2 In the case of a transfer of a certificated share by a recognised person, the lodgement of a share certificate will only be necessary if and to the extent that a certificate has been issued in respect of the share in question. *Transfers by recognised persons*

34. If the board refuses to register a transfer of a share, it shall send the transferee notice of its refusal within two months after the date on which the instrument of transfer was lodged with the Company or the Operator-instruction was received, as the case may be. *Notice of refusal to register*

35. The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods (not exceeding 30 days in any year) as the board may determine, except that the board may not suspend the registration of transfers of any participating security without the consent of the Operator of the relevant system. *Suspension of registration*

36. No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to a share. *No fee payable on registration*

37. The Company shall be entitled to retain an instrument of transfer which is registered, but an instrument of transfer which the board refuses to register shall be returned to the person lodging it when notice of the refusal is given. *Retention of transfers*

Transmission Of Shares

Transmission

38. If a member dies, the survivor or survivors where he was a joint holder, and his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest. Nothing in these Articles shall release the estate of a deceased member (whether a sole or joint holder) from any liability in respect of any share held by him.

Elections permitted

39.1 A person becoming entitled by transmission to a share may, on production of any evidence as to his entitlement properly required by the board, elect either to become the holder of the share or to have another person nominated by him registered as the transferee. If he elects to become the holder he shall give notice to the Company to that effect. If he elects to have another person registered and the share is a certificated share, he shall execute an instrument of transfer of the share to that person. If he elects to have himself or another person registered and the share is an uncertificated share, he shall take any action the board may require (including without limitation the execution of any document and the giving of any instruction by means of a relevant system) to enable himself or that person to be registered as the holder of the share. All the provisions of these Articles relating to the transfer of shares apply to that notice or instrument of transfer as if it were an instrument of transfer executed by the member and the death or bankruptcy of the member or other event giving rise to the transmission had not occurred.

Elections required

39.2 The board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days, the board may after the expiry of that period withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with.

Rights of persons entitled by transmission

40. A person becoming entitled by transmission to a share shall, on production of any evidence as to his entitlement properly required by the board and subject to the requirements of Article 39, have the same rights in relation to the share as he would have had if he were the holder of the share, subject to Article 141. That person may give a discharge for all dividends and other moneys payable in respect of the share, but he shall not, before being registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any meeting of the Company or to receive notice of or to attend or vote at any separate meeting of the holders of any class of shares in the capital of the Company.

Alteration Of Share Capital

Alterations by ordinary resolution

41. The Company may by ordinary resolution:

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Companies Acts, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and

(d) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

42. All shares created by ordinary resolution pursuant to Article 41 shall be: New shares subject to these Articles

(a) subject to all the provisions of these Articles including, without limitation, provisions relating to payment of calls, lien, forfeiture, transfer and transmission; and

(b) unclassified, unless otherwise provided by these Articles, by the resolution creating the shares or by the terms of allotment of the shares.

43. Whenever any fractions arise as a result of a consolidation or sub-division of shares, the board may on behalf of the members deal with the fractions as it thinks fit. In particular, without limitation, the board may sell shares representing fractions to which any members would otherwise become entitled to any person (including, subject to the provisions of the Companies Acts, the Company) and distribute the net proceeds of sale in due proportion among those members. Where the shares to be sold are held in certificated form the board may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the buyer. Where the shares to be sold are held in uncertificated form, the board may do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the application of the purchase moneys and his title to the shares shall not be affected by any irregularity in, or invalidity of, the proceedings in relation to the sale. Fractions arising

44. Subject to the provisions of the Companies Acts, the Company may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way. Power to reduce capital

PURCHASE OF OWN SHARES

45. Subject to and in accordance with the provisions of the Companies Acts, the provisions of these Articles and to any rights conferred on the holders of any class of shares, the Company may purchase any of its own shares of any class (including without limitation redeemable shares) in any way and at any price (whether at par or above or below par), but not unless the purchase has been sanctioned by an extraordinary resolution passed at a separate meeting of the holders of any class of convertible shares in the Company carrying rights to convert into equity share capital of the Company. Neither the Company nor the board shall be required to select the Shares to be purchased rateably or in any Power to purchase own shares

particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital attached to any class of shares.

GENERAL MEETINGS

Types of general meeting

46. All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings. The board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Act.

Class meetings

47. All provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the holders of any class of shares in the capital of the Company, except that:

(a) the necessary quorum shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class or, at any adjourned meeting of such holders, one holder present in person or by proxy, whatever the amount of his holding, who shall be deemed to constitute a meeting;

(b) any holder of shares of the class present in person or by proxy may demand a poll; and

(c) each holder of shares of the class shall, on a poll, have one vote in respect of every share of the class held by him.

Convening general meetings

48. The board may call general meetings whenever and at such times and places as it shall determine. On the requisition of members pursuant to the provisions of the Companies Acts, the board shall promptly convene an extraordinary general meeting in accordance with the requirements of the Companies Acts. If there are insufficient directors in the United Kingdom to call a general meeting any director of the Company may call a general meeting, but where no director is willing or able to do so, any two members of the Company may summon a meeting for the purpose of appointing one or more directors.

NOTICE OF GENERAL MEETINGS

Period of notice

49.1 An annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least 21 clear days' notice, and all other extraordinary general meetings shall be called by at least 14 clear days' notice; provided that a general meeting, notwithstanding that it has been called by shorter notice than that specified above, shall be deemed to have been duly called if it is so agreed:

(a) in the case of an annual general meeting, by all the members entitled to attend and vote thereat; and

(b) in the case of an extraordinary general meeting, by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent. In nominal value of the shares giving that right.

49.2 Subject to the provisions of these Articles and in particular Article 49.3 and to any restrictions imposed on any shares, the notice shall be given to all the members, to each of the directors and to the auditors. **Recipients of notice**

49.3(A) For the purposes of giving notice to members of any general meeting, the board may determine that the members entitled to receive such notices are those persons entered on the register at the close of business on a day determined by them, such day not being more than twenty-one days before the day that the notice of the general meeting is despatched.

(B) A notice of any general meeting may specify a time, being not more than forty-eight hours before the time fixed for the meeting, by which a person must be entered on the register in order to have the right to attend or vote at the meeting. Changes made to entries on the register after the time so specified shall be disregarded in determining the rights of any person to attend or vote at the meeting.

50.1 The notice shall specify the time and place of the meeting (including without limitation any satellite meeting place arranged for the purposes of Article 51.1, which shall be identified as such in the notice) and, in the case of special business, the general nature of that business. All business that is transacted at an extraordinary general meeting shall be deemed special. All business transacted at an annual general meeting shall be deemed special except: **Contents of notice: general**

(a) the declaration of dividends;

(b) the consideration and adoption of the accounts and balance sheet and the reports of the directors and auditors and other documents required to be annexed to the accounts;

(c) the appointment and re-appointment of directors;

(d) the appointment of auditors where special notice of the resolution for such appointment is not required by the Companies Acts; and

(e) the fixing of, or the determining of the method of fixing, the remuneration of the directors or auditors.

50.2 In the case of an annual general meeting, the notice shall specify the meeting as such. In the case of a meeting to pass a special or extraordinary resolution, the notice shall specify the intention to propose the resolution as a special or extraordinary resolution, as the case may be. **Contents of notice: additional requirements**

Article 51.3 arrangements

50.3 The notice shall include details of any arrangements made for the purpose of Article 51.3 (making clear that participation in those arrangements will not amount to attendance at the meeting to which the notice relates).

General meetings at more than one place

51.1 The board may resolve to enable persons entitled to attend a general meeting to do so by simultaneous attendance and participation at a satellite meeting place anywhere in the world. The members present in person or by proxy at satellite meeting places shall be counted in the quorum for, and entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the general meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that members attending at all the meeting places are able to:

(a) participate in the business for which the meeting has been convened;

(b) hear and see all persons who speak (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place; and

(c) be heard and seen by all other persons so present in the same way.

The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the principal meeting place.

Interruption or adjournment where facilities inadequate

51.2 If it appears to the chairman of the general meeting that the facilities at the principal meeting place or any satellite meeting place have become inadequate for the purposes referred to in Article 51.1, then the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at that general meeting up to the time of that adjournment shall be valid. The provisions of Article 57.2 shall apply to that adjournment.

Other arrangements for viewing/hearing proceedings

51.3 The board may make arrangements for persons entitled to attend a general meeting or an adjourned general meeting to be able to view and hear the proceedings of the general meeting or adjourned general meeting and to speak at the meeting (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) by attending at a venue anywhere in the world not being a satellite meeting place. Those attending at any such venue shall not be regarded as present at the general meeting or adjourned general meeting and shall not be entitled to vote at the meeting at or from that venue. The inability for any reason of any member present in person or by proxy at such a venue to view or hear all or any of the proceedings of the meeting or to speak at the meeting shall not in any way affect the validity of the proceedings of the meeting.

Controlling level of attendance

51.4 The board may from time to time make any arrangements for controlling the level of attendance at any venue for which arrangements have been made pursuant to Article 51.3 (including without limitation the issue of tickets or the imposition of some other means of selection) it in its absolute discretion considers appropriate, and may from time to time change those arrangements. If a member, pursuant to those arrangements, is not entitled to attend in person or by proxy at a

particular venue, he shall be entitled to attend in person or by proxy at any other venue for which arrangements have been made pursuant to Article 51.3. The entitlement of any member to be present at such venue in person or by proxy shall be subject to any such arrangement then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.

51.5 If, after the giving of notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the board decides that it is impracticable or unreasonable for a reason beyond its control to hold the meeting at the declared place (or any of the declared places, in the case of a meeting to which Article 51.1 applies) and/or time, it may change the place (or any of the places, in the case of a meeting to which Article 51.1 applies) and/or postpone the time at which the meeting is to be held. If such a decision is made, the board may then change the place (or any of the places, in the case of a meeting to which Article 51.1 applies) and/or postpone the time again if it decides that it is reasonable to do so. In either case: **Change in place and/or time of meeting**

(a) no new notice of the meeting need be given, but the board shall, if practicable, advertise the date, time and place of the meeting in at least two newspapers having a national circulation and shall make arrangements for notices of the change of place and/or postponement to appear at the original place and/or at the original time; and

(b) notwithstanding Article 79(a), an instrument of proxy in relation to the meeting may be deposited at any time not less than 48 hours before any new time appointed for holding the meeting.

51.6 For the purposes of this Article 51, the right of a member to participate in the business of any general meeting shall include without limitation the right to speak, vote on a show of hands, vote on a poll, be represented by a proxy and have access to all documents which are required by the Companies Acts or these Articles to be made available at the meeting. **Meaning of participate**

52.1 The accidental omission to give notice of a meeting, or to send a form of proxy with a notice where required by these Articles, to any person entitled to receive it, or the non-receipt of a notice of meeting or form of proxy by that person, shall not invalidate the proceedings at that meeting. Any member present, in person or by proxy, at any meeting shall be deemed for all purposes to have received notice of the meeting. **Accidental omission to give notice**

52.2 The board and, at any general meeting, the chairman may make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of a general meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The board and, at any general meeting, **Security**

the chairman are entitled to refuse entry to a person who refuses to comply with these arrangements, requirements or restrictions.

PROCEEDINGS AT GENERAL MEETINGS

Quorum

53. No business shall be transacted at any general meeting unless a quorum is present, but the absence of a quorum shall not preclude the choice or appointment of a chairman, which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Articles, three persons present in person or by proxy and entitled to vote on the business to be transacted shall be a quorum.

If quorum not present

54. If such a quorum is not present within fifteen minutes (or such longer time not exceeding one hour as the chairman of the meeting may decide to wait) from the time appointed for the meeting, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved, and in any other case shall stand adjourned to such time and place as the chairman of the meeting may determine. The adjourned meeting shall be dissolved if a quorum is not present within 15 minutes after the time appointed for holding the meeting.

Chairman

55. The chairman, if any, of the board or, in his absence, any deputy chairman of the Company or, in his absence, some other director nominated by the board, shall preside as chairman of the meeting. If neither the chairman, deputy chairman nor such other director (if any) is present within five minutes after the time appointed for holding the meeting or is not willing to act as chairman, the directors present shall elect one of their number to be chairman. If there is only one director present and willing to act, he shall be chairman. If no director is willing to act as chairman, or if no director is present within five minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

Directors entitled to speak

56. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the capital of the Company.

Adjournments: chairman's powers

57.1 The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place. No business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. In addition (and without prejudice to the chairman's power to adjourn a meeting conferred by Article 51.2), the chairman may adjourn the meeting to another time and place without such consent if it appears to him that:

(a) it is likely to be impracticable to hold or continue that meeting because of the number of members wishing to attend who are not present; or

(b) the unruly conduct of persons attending the meeting prevents or is likely to prevent the orderly continuation of the business of the meeting; or

(c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

57.2 Any such adjournment may be for such time and to such other place (or, in the case of a meeting held at a principal meeting place and a satellite meeting place, such other places) as the chairman may, in his absolute discretion determine, notwithstanding that by reason of such adjournment some members may be unable to be present at the adjourned meeting. Any such member may nevertheless execute a form of proxy for the adjourned meeting which, if delivered by him to the chairman or the secretary, shall be valid even though it is given at less notice than would otherwise be required by these Articles. When a meeting is adjourned for 30 days or more or for an indefinite period, at least seven clear days' notice shall be given specifying the time and place (or places, in the case of a meeting to which Article 51.1 applies) of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting. **Adjournments: procedures**

58. If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. With the consent of the chairman, an amendment may be withdrawn by its proposer before it is voted on. No amendment to a resolution duly proposed as a special or extraordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error). No amendment to a resolution duly proposed as an ordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error) unless either (a) at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the ordinary resolution is to be considered, notice of the terms of the amendment and the intention to move it has been lodged at the office, or (b) the chairman in his absolute discretion decides that the amendment may be considered and voted on. **Amendments to resolutions**

59. A resolution put to the vote of a general meeting shall be decided on a show of hands unless, before or on the declaration of the result of a vote on the show of hands or on the withdrawal of any other demand for a poll, a poll is duly demanded. Subject to the provisions of the Companies Acts, a poll may be demanded by: **Methods of voting**

(a) the chairman of the meeting; or

(b) at least five members present in person or by proxy having the right to vote at the meeting; or

(c) any member or members present in person or by proxy representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) any member or members present in person or by proxy holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A demand by a person as proxy for a member shall be the same as a demand by the member.

Declaration of result

60. Unless a poll is duly demanded (and the demand is not withdrawn before the poll is taken) a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Chairman's casting vote

61. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

Withdrawal of demand for poll

62. The demand for a poll may be withdrawn before the poll is taken, but only with the consent of the chairman. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If the demand for a poll is withdrawn, the chairman or any other member entitled may demand a poll.

Conduct of poll

63. Subject to Article 64, a poll shall be taken as the chairman directs and he may, and shall if required by the meeting, appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

When poll to be taken

64. A poll demanded on the election of a chairman or on a question of adjournment shall be taken at the meeting at which it is demanded. A poll demanded on any other question shall be taken either at the meeting or at such time and place as the chairman directs not being more than 30 days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

Notice of poll

65. No notice need be given of a poll not taken at the meeting at which it is demanded if the time and place at which it is to be taken are announced at the meeting. In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken.

Effectiveness of special and extraordinary resolutions

66. Where for any purpose an ordinary resolution of the Company is required, a special or extraordinary resolution shall also be effective. Where for any purpose an extraordinary resolution is required, a special resolution shall also be effective.

67. A resolution in writing executed by or on behalf of each member who would have been entitled to vote on it if it had been proposed at a general meeting at which he was present shall be as effective as if it had been passed at a general meeting properly convened and held and may consist of several instruments in the same form each executed by or on behalf of one or more of the members. Resolutions in writing

VOTES OF MEMBERS

68. Subject to any rights or restrictions as to voting attached by or in accordance with these Articles, on a show of hands every member who is present in person shall have one vote and on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder. Right to vote

69. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the register. Votes of joint holders

70. A member in respect of whom an order has been made by a court or official having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised for that purpose appointed by that court or official. That receiver, curator bonis or other person may, on a poll, vote by proxy. The right to vote shall be exercisable only if evidence satisfactory to the board of the authority of the person claiming to exercise the right to vote has been deposited at the office, or at another place specified in accordance with these Articles for the deposit of instruments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised. Member under incapacity

71. No member shall, unless the board otherwise decides, be entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares in the capital of the Company, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid. Calls in arrears

72.1 If at any time the board is satisfied that any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under section 212 of the Act (a ***section 212 notice***) and is in default for the prescribed period in supplying to the Company the information thereby required, or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the board may, in its absolute discretion at any time thereafter by notice (a ***direction notice***) to such member direct that: Section 212 of the Act: restrictions if in default

(a) in respect of the shares in relation to which the default occurred (the ***default shares***, which expression includes any shares issued after the date of the section 212 notice in respect of those shares) the member shall not

be entitled to attend or vote either personally or by proxy at a general meeting or at a separate meeting of the holders of that class of shares or on a poll; and

(b) where the default shares represent at least ¼ of one per cent. in nominal value of the issued shares of their class, the direction notice may additionally direct that in respect of the default shares:

(i) no payment shall be made by way of dividend and no share shall be allotted pursuant to Article 140.1;

(ii) no transfer of any default share shall be registered unless:

(A) the member is not himself in default as regards supplying the information requested and the transfer when presented for registration is accompanied by a certificate by the member in such form as the board may in its absolute discretion require to the effect that after due and careful enquiry the member is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer; or

(B) the transfer is an approved transfer; or

(C) registration of the transfer is required by the Regulations.

Copy of notice to interested persons

72.2 The Company shall send a copy of the direction notice to each other person appearing to be interested in the default shares, but the failure or omission by the Company to do so shall not invalidate such notice.

When restrictions cease to have effect

72.3 Any direction notice shall cease to have effect not more than seven days after the earlier of receipt by the Company of:

(a) a notice of an approved transfer, but only in relation to the shares transferred; or

(b) all the information required by the relevant section 212 notice, in a form satisfactory to the board.

Board may cancel restrictions

72.4 The board may at any time give notice cancelling a direction notice.

Conversion of uncertificated shares

72.5 The Company may exercise any of its powers under Article 6.3 in respect of any default share that is held in uncertificated form.

Provisions supplementary to Article 72

73.1 For the purposes of Article 72:

(a) a person shall be treated as appearing to be interested in any shares if the member holding such shares has given to the Company a notification under section 212 of the Act which either (i) names such person as being so

interested or (ii) fails to establish the identities of all those interested in the shares, and (after taking into account the said notification and any other relevant section 212 notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

(b) the prescribed period is 14 days from the date of service of the section 212 notice; and

(c) a transfer of shares is an approved transfer if:

(i) it is a transfer of shares pursuant to an acceptance of a takeover offer (within the meaning of section 428(1) of the Act); or

(ii) the board is satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares the subject of the transfer to a party unconnected with the member and with any other person appearing to be interested in the shares; or

(iii) the transfer results from a sale made through a recognised investment exchange as defined in the Financial Services Act 1986 or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded.

73.2 Nothing contained in Article 72 limits the power of the Company under section 216 of the Act. **Section 216 of the Act**

74. If any votes are counted which ought not to have been counted, or might have been rejected, the error shall not vitiate the result of the voting unless it is pointed out at the same meeting, or at any adjournment of the meeting, and, in the opinion of the chairman, it is of sufficient magnitude to vitiate the result of the voting. **Errors in voting**

74A.1 If the Board, following receipt of notice from any relevant Licensing Authority (as defined in Article 74A.10) that, in the opinion of the Licensing Authority, an interest of any person in shares of the Company is prejudicial to the continued holding of a Material Licence (as defined in Article 74A.10) by the Company or any of its subsidiary undertakings or associated undertakings or to the grant, renewal or extension of any Material Licence to the Company or by any of its subsidiary undertakings or associated undertakings (a ***Prejudicial Event***), the Board may, if it thinks fit, serve a written notice (a ***Disposal Notice***) upon the person or persons appearing in the register as the holder of the shares concerned (or any one of such persons where the shares are registered in joint names) and/or any beneficial owner thereof (the ***Vendor***). **Compulsory disposals and restrictions on voting**

74A.2 A Disposal Notice shall state the determination of the Board setting out in general terms the grounds for such determination and shall refer to the cessation of voting rights set out in Article 74A.8 below and shall require the Vendor within 21 days from the date of the Disposal Notice (or such other period as the Board

considers reasonable and which it may decide) to transfer (and/or procure the disposal of) such interests in such number of shares as shall be specified in the Disposal Notice (a ***Required Disposal***) to any other person whose holding of such shares or any interest in them, in the sole and conclusive determination of the Board, would not give rise to the events set out in Article 74A.1 (an ***Eligible Transferee***).

74A.3 When more than one holder (treating joint holders as a single holder) is required to dispose of any interest in shares pursuant to a Disposal Notice, the Disposal Notice shall specify the number of shares and the interest therein to be disposed of by each such holder (which shall be in the discretion of the Board and need not be pro rata amongst the holders being required to dispose of shares).

74A.4 If within 21 days after the giving of the Disposal Notice (or such other period as the Board considers reasonable and which shall be specified in the Disposal Notice), the Disposal Notice is not complied with to the satisfaction of the Board and has not been withdrawn, the Board shall, so far as it is able, make a Required Disposal, using its reasonable endeavours to obtain the best price reasonably obtainable in all the circumstances, and shall give written notice of such disposal to those persons on whom the Disposal Notice was served, provided that:

74A.4.1 a Required Disposal shall be suspended during any period when dealings by the Directors in the Company's shares are not permitted either by law or by regulations of the Stock Exchange; and

74A.4.2 neither the Company nor the Directors nor any agent shall be liable to any holder or any person having an interest in any shares or to any other person for failing to obtain the best price reasonably obtainable in respect of any Required Disposal so long as the Board acts in good faith.

74A.5 For the purpose of effecting any Required Disposal the Board may authorise in writing any officer or employee of the Company to execute any necessary transfer on behalf of any holder and may issue a new certificate to the purchaser. The net proceeds of such disposal shall be received by the Company whose receipt shall be a good discharge for the purchase money and shall be paid (without any interest being payable thereon) to the former holder or holders upon surrender by him or them of the certificate or certificates in respect of the shares sold. The Company may register the transferee or transferees as holder or holders of the shares sold and issue to him or them a certificate for the same and thereupon the transferee or transferees shall become absolutely entitled to such shares. A certificate for any balance of the holding of the shares of the Vendor shall be issued by the Company to the Vendor.

74A.6 A person who becomes aware that his holding, directly or beneficially, of shares will, or is likely to, fall within Article 74A.1 shall, as soon as practicable, unless he has already received a Disposal Notice pursuant to Article 74A.1 above,

either transfer the shares to one or more Eligible Transferees or request the Board in writing to issue a Disposal Notice in accordance with Article 74A.1 above. Every such request shall be accompanied by the certificates or certificates for the shares to which it relates.

74A.7 Any determination of the Board under the provisions of this Article shall be final and conclusive as against any person interested in any shares but without prejudice to the power of the Board subsequently to vary or revoke such determination. The Board shall not be required to give any reasons for any determination taken or made in accordance with this Article. The exercise of the powers conferred by this Article shall not be questioned or invalidated in any case on the ground that there was insufficient evidence of direct or beneficial ownership of any shares by any person or that the true direct or beneficial owner of any shares was otherwise than appeared to the Board at the relevant date provided that the said powers shall have been exercised in good faith.

74A.8 On and after the date of any Disposal Notice, and until registration of a transfer of the shares to which it relates pursuant to the provisions of this Article, the voting rights of and the right to transfer such shares except in compliance with this Article shall be suspended and not be capable of exercise.

74A.9 Subject to the provisions of this Article, the Directors shall, unless such notice is received from a relevant Licensing Authority in accordance with Article 74A.1, be entitled to assume without enquiry that none of the shares are held in such a way as to entitle the Board to serve a Disposal Notice in respect thereof. The Board may however, upon the occurrence of a Prejudicial Event, call upon any holder (or any one of joint holders) of shares by notice in writing to provide such information and evidence as they shall reasonably require upon any matter connected with or in relation to such holder of shares which may be relevant for the purposes of Article 74A.1 above. In the event of such information and evidence not being so provided within such period (not being less than 21 days after service of the notice requiring the same) as may be specified by the Board in the said notice, the Board may, in its absolute discretion, treat any share held by such a holder or joint holder as being held in such a way as to entitle them to serve a Disposal Notice in respect thereof until such time as the holder in question establishes to the reasonable satisfaction of the Directors that such is not the case.

74A.10 In this Article:

Licensing Authority means any authority established under the Telecommunications Act 1984 or the Wireless Telegraphy Acts 1949 to 1967 or any other statute under which the Company or any of its subsidiary undertakings or associated undertakings is or may be granted any licence (and any statutory modifications or re-enactments of the same for the time being in force) which has authority to grant, renew and extend and which in any way regulates any of the Material Licences and compliance with the terms thereof; and

Material Licence means any licence or licences under the Telecommunications Act 1984 or the Wireless Telegraphy Acts 1949 to 1967 or any other statute under which the Company or any of its subsidiary undertakings or associated undertakings is or may be granted any licence (and any statutory modifications or re-enactments of the same for the time being in force) which the Board in its discretion determines to be material for the purposes of this provision.

Objection to voting

75. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting or poll at which the vote objected to is tendered. Every vote not disallowed at such meeting shall be valid and every vote not counted which ought to have been counted shall be disregarded. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

Supplementary provisions on voting

76. On a poll, votes may be given either personally or by proxy. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

PROXIES AND CORPORATE REPRESENTATIVES

Appointment of proxy

77. An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney or, if the appointor is a corporation, either under its common seal or the hand of a duly authorised officer, attorney or other person authorised to sign it.

Form of proxy

78. Instruments of proxy shall be in any usual form or in any other form which the board may approve. The board may, if it thinks fit, but subject to the provisions of the Act, at the Company's expense send out forms of instrument of proxy for use at the meeting with the notice of any meeting. Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned. A member may appoint more than one proxy to attend on the same occasion.

...ivery of form of proxy

79.1 The instrument appointing a proxy and any power of attorney or other written authority under which it is executed or an office or notarially certified copy or a copy certified in accordance with the Powers of Attorney Act 1971 of such power or written authority shall:

(a) be deposited by personal delivery, post or facsimile transmission at the office or at such other place within the United Kingdom as is specified in the notice convening the meeting or in any instrument of proxy sent out by the Company in relation to the meeting not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b) in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director.

An instrument of proxy which is not deposited or delivered in any such manner shall be invalid. No instrument of proxy shall be valid more than twelve months after the date stated in it as the date of its execution. When two or more valid instruments of proxy are delivered in respect of the same share for use at the same meeting, the one which was executed last shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was executed last, none of them shall be treated as valid in respect of that share.

79.2 The board may decide, either generally or in any particular case, to treat an instrument of proxy or any of the documents required under articles 77 and 79.1 as properly deposited for the purposes of this article if a copy of the instrument or other document is delivered by any form of electronic communication, in any case, to an address specified for the receipt of such documents and appointments in electronic form in the notice convening the meeting or in any instrument of proxy set out by the Company in relation to the meeting or at such other address as is agreed by the board from time to time. This power is subject to any limitations, restrictions or conditions that the board may decide. Any requirements of these Articles which are inconsistent with this method of appointment shall not apply to appointments under this power. The board can require such evidence as it thinks appropriate to show that the proxy appointment is genuine.

Validity of form of proxy

80. An instrument appointing a proxy shall be deemed to include the right to demand, or join in demanding, a poll but shall not confer any further right to speak at a meeting, except with the permission of the chairman. The instrument of proxy shall also be deemed to confer authority to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall, unless it provides to the contrary, be valid for any adjournment of the meeting as well as for the meeting to which it relates.

Corporate representatives

81. Any corporation or corporation sole which is a member of the Company (in this Article the ***grantor***) may (in the case of a corporation, by resolution of its directors or other governing body or by authority to be given under seal or under the hand of an officer duly authorised by it) authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any separate meeting of the holders of any class of shares. A person so authorised shall be entitled to exercise the same power on behalf of the grantor as the grantor could exercise if it were an individual member of the Company, save that a director, the secretary or other person authorised for the purpose by the secretary may require such person to produce a certified copy of the resolution of authorisation or other authority before permitting him to exercise his powers. The grantor shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

Revocation of authority

82. A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll unless notice of the determination was received by the Company at the office or at such other place at which the instrument of proxy was duly deposited at least three hours before the start of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

NUMBER OF DIRECTORS

83. Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall be not less than four nor more than sixteen in number. The Company may, by ordinary resolution, from time to time vary the minimum and/or maximum number of directors. Limits on number of directors

APPOINTMENT AND RETIREMENT OF DIRECTORS

Number of directors to retire

84. At every annual general meeting one-third of the directors or, if their number is not three or a multiple of three, the number nearest to one-third shall retire from office; but:

(a) if any director has at the start of the annual general meeting been in office for more than three years since his last appointment or re-appointment, he shall retire; and

(b) if there is only one director who is subject to retirement by rotation, he shall retire.

Which directors to retire

85. Subject to the provisions of the Companies Acts and these Articles, the directors to retire by rotation shall be those who have been longest in office since their last appointment or re-appointment. As between persons who became or were last re-appointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. The directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the board at the date of the notice convening the annual general meeting. No director shall be required to retire or be relieved from retiring or be retired by reason of any change in the number or identity of the directors after the date of the notice but before the close of the meeting.

When director deemed to be re-appointed

86. If the Company does not fill the vacancy at the meeting at which a director retires by rotation or otherwise, the retiring director shall, if willing to act, be deemed to have been re-appointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the re-appointment of the director is put to the meeting and lost.

87. **Eligibility for election** No person other than a director retiring by rotation shall be appointed a director at any general meeting unless:

(a) he is recommended by the board; or

(b) not less than seven nor more than 42 days before the date appointed for the meeting, notice executed by a member qualified to vote at the meeting (not being the person to be proposed) has been given to the Company of the intention to propose that person for appointment stating the particulars which would, if he were so appointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed.

88. **Separate resolutions on appointment** Except as otherwise authorised by the Companies Acts, the appointment of any person proposed as a director shall be effected by a separate resolution.

89. **Additional powers of the Company** Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director and may also determine the rotation in which any additional directors are to retire. The appointment of a person to fill a vacancy or as an additional director shall take effect from the end of the meeting.

90. **Appointment by board** The board may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director and in either case whether or not for a fixed term, provided that the appointment does not cause the number of directors to exceed the number, if any, fixed by or in accordance with these Articles as the maximum number of directors. Irrespective of the terms of his appointment, a director so appointed shall hold office only until the next following general meeting and shall not be taken into account in determining the directors who are to retire by rotation at the meeting. If not re-appointed at such annual general meeting, he shall vacate office at its conclusion.

91. **Position of retiring directors** A director who retires at an annual general meeting may, if willing to act, be re-appointed. If he is not re-appointed, he shall retain office until the meeting appoints someone in his place, or if it does not do so, until the end of the meeting.

92. **No age limit** No person shall be disqualified from being appointed or re-appointed a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age nor shall it be necessary by reason of his age to give special notice under the Companies Acts of any resolution. Where the board convenes any general meeting of the Company at which (to the knowledge of the board) a director will be proposed for appointment or re-appointment who at the date for which the meeting is convened will have attained the age of 70 or more, the board shall give notice of his age in years in the notice convening the meeting or in any document accompanying the notice, but the accidental omission to do so shall not invalidate any proceedings, or any appointment or re-appointment of that director, at that meeting.

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No share qualification

93. A director shall not be required to hold any shares in the capital of the Company by way of qualification.

ALTERNATE DIRECTORS

Power to appoint alternates

94. Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the board and willing to act, to be an alternate director and may remove from office an alternate director so appointed by him. If the alternate director is not already a director, the appointment, unless previously approved by the board, shall have effect only upon and subject to its being so approved.

Alternates entitled to receive notice

95. An alternate director shall be entitled to receive notice of all meetings of the board and of all meetings of committees of the board of which his appointor is a member, to attend and vote at any such meeting at which his appointor is not personally present, and generally to perform all the functions of his appointor (except as regards power to appoint an alternate) as a director in his absence. An alternate director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent in writing to him at an address given by him to the Company for this purpose, but such notices need not be given any earlier than notices given to alternate directors not so absent and, if no such request is made to the board, it shall not be necessary to give notice of a board meeting to any alternate director who is for the time being absent from the United Kingdom.

Alternates representing more than one director

96. A director or any other person may act as alternate director to represent more than one director, and an alternate director shall be entitled at meetings of the board or any committee of the board to one vote for every director whom he represents (and who is not present) in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present.

Expenses and remuneration of alternates

97. An alternate director may be repaid by the Company such expenses as might properly have been repaid to him if he had been a director but shall not be entitled to receive any remuneration from the Company in respect of his services as an alternate director except such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct. An alternate director shall be entitled to be indemnified by the Company to the same extent as if he were a director.

Termination of appointment

98. An alternate director shall cease to be an alternate director:

(a) if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is re-appointed or deemed to have been re-appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his re-appointment; or

(b) on the happening of any event which, if he were a director, would cause him to vacate his office as director; or

(c) if he resigns his office by notice to the Company.

99. Any appointment or removal of an alternate director shall be by notice to the Company signed by the director making or revoking the appointment and shall take effect in accordance with the terms of the notice (subject to any approval required by Article 94) on receipt of such notice at the office. **Method of appointment and revocation**

100. Except as otherwise expressly provided in these Articles, an alternate director shall be deemed for all purposes to be a director. Accordingly, except where the context otherwise requires, a reference to a director shall be deemed to include a reference to an alternate director. An alternate director shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him. **Alternate not an agent of appointor**

POWERS OF THE BOARD

101. Subject to the provisions of the Companies Acts, the Memorandum and these Articles and to any directions given by special resolution, the business of the Company shall be managed by the board which may exercise all the powers of the Company, including without limitation the power to dispose of all or any part of the undertaking of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the board by these Articles. A meeting of the board at which a quorum is present may exercise all powers exercisable by the board. **Business to be managed by board**

102. The board may exercise the voting power conferred by the shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including without limitation the exercise of that power in favour of any resolution appointing its members or any of them directors of such body corporate, or voting or providing for the payment of remuneration to the directors of such body corporate). **Exercise by Company of voting rights**

DELEGATION OF POWERS OF THE BOARD

103. The board may delegate any of its powers to any committee consisting of one or more directors. The board may also delegate to any director holding any executive office such of its powers as the board considers desirable to be exercised by him. Any such delegation shall, in the absence of express provision to the contrary in the terms of delegation, be deemed to include authority to sub-delegate to one or more directors (whether or not acting as a committee) or to any employee or agent of the Company all or any of the powers delegated and may be made subject to such conditions as the board may specify, and may be revoked or altered. The board may co-opt on to any such committee persons other than directors, who may enjoy voting rights in the committee. The co-opted members **Committees of the board**

shall be less than one-half of the total membership of the committee and a resolution of any committee shall be effective only if a majority of the members present are directors. Subject to any conditions imposed by the board, the proceedings of a committee with two or more members shall be governed by these Articles regulating the proceedings of directors so far as they are capable of applying.

Local boards, etc. 104. The board may establish local or divisional boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of the local or divisional boards, or any managers or agents, and may fix their remuneration. The board may delegate to any local or divisional board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the board, with power to sub-delegate, and may authorise the members of any local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies. Any appointment or delegation made pursuant to this Article may be made on such terms and subject to such conditions as the board may decide. The board may remove any person so appointed and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.

Agents 105. The board may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes, with such powers, authorities and discretions (not exceeding those vested in the board) and on such conditions as the board determines, including without limitation authority for the agent to delegate all or any of his powers, authorities and discretions, and may revoke or vary such delegation.

Offices including the title "director" 106. The board may appoint any person to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such a designation or title and may terminate any such appointment or the use of any such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that the holder is a director of the Company, and the holder shall not thereby be empowered in any respect to act as, or be deemed to be, a director of the Company for any of the purposes of these Articles.

BORROWING POWERS

Power to borrow 107.1 The board may exercise all the powers of the Company to borrow money, to guarantee, to indemnify, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital, and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Borrowing limit 107.2 The board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiaries (if any) so as to secure (but as regards subsidiaries, only

so far as by the exercise of such rights or powers of control the board can secure) that, save with the previous sanction of an ordinary resolution and subject as provided below, no money shall be borrowed if the principal amount outstanding of all Moneys Borrowed by the Company and its subsidiaries (if any) (the *Group* and *member of the Group* shall be construed accordingly), excluding amounts borrowed from the Company or any of its wholly owned subsidiaries, then exceeds, or would as a result of such borrowing exceed, the sum of £1,000,000,000.

107.3 No person dealing with the Company shall be concerned to see or enquire whether the restriction imposed by the provisions of this Article is observed and no debt incurred or security given in excess of such limit shall be invalid or ineffectual unless the lender or the recipient of the security had at the time when the debt was incurred or security given express notice that the said limit had been or would thereby be exceeded. **Persons dealing with the Company**

107.4 A certificate or report by the Auditors as to the amount of Moneys Borrowed or to the effect that the limit imposed by this Article has not been or will not be exceeded at any particular time or times shall be conclusive evidence of such amount or fact for the purposes of this Article. **Determining whether limit breached**

107.5 For the purposes of this Article: **Definitions**

Excepted Foreign Currency Borrowings means moneys borrowed denominated or repayable in a currency other than sterling which have the benefit of an Exchange Cover Scheme;

Exchange Cover Scheme means any exchange cover scheme, forward currency contract, currency option, back to back loan, swap or other arrangement taken out or entered into to reduce the risks associated with fluctuations in exchange rates;

Finance Lease means a contract between a lessor and a member of the Group as lessee or sub-lessee where substantially all the risks and rewards of the ownership of the asset leased or sub-leased are to be borne by the lessee or sub-lessee;

Minority Proportion shall mean the proportion of the issued equity share capital of the partly owned subsidiary which is not attributable, directly or indirectly, to the Company or any of its wholly owned subsidiaries; and

Moneys Borrowed means the outstanding moneys borrowed of the Group determined as follows:

(a) in addition to borrowings, there shall be deemed, subject as provided below, to have been borrowed and to be outstanding as moneys borrowed of the Group (but only to the extent that the same would not otherwise fall to be taken into account):

(i) the principal amount of all debentures of any member of the Group, whether issued or incurred in whole or in part for cash or otherwise,

which are not for the time being beneficially owned within the Group;

(ii) the nominal amount of any issued and paid up share capital (other than equity share capital which as regards capital has rights no more favourable than those attached to its ordinary share capital) of any subsidiary of the Company not for the time being beneficially owned by any member of the Group;

(iii) the nominal amount of any other issued and paid up share capital and the principal amount of any other debentures or other moneys borrowed (not being shares or debentures which are, or moneys borrowed the indebtedness in respect of which is for the time being beneficially owned within the Group) the redemption or repayment of which is:

(A) guaranteed by any member of the Group; or

(B) wholly or (to the extent of the part secured) partly secured on assets or the undertaking of any member of the Group;

(iv) any fixed or minimum premium payable on final redemption or repayment of any debentures, share capital or other moneys borrowed falling to be taken into account;

(v) the outstanding amount of acceptances (not being acceptances of trade bills in respect of the purchase or sale of goods in the ordinary course of trading) by any bank or accepting house under any acceptance credit opened on behalf of and in favour of any member of the Group;

(vi) any fixed amount in respect of any Finance Lease payable by any member of the Group which would be shown at the material time as an obligation in a balance sheet prepared in accordance with the accounting principles used in the preparation of the latest audited balance sheet;

(b) moneys borrowed by any member of the Group for the purposes of repaying or redeeming (with or without premium) in whole or in part any other moneys borrowed falling to be taken into account and intended to be applied for such purpose within six months after the borrowing thereof shall not, during such period, except to the extent so applied, themselves fall to be taken into account;

(c) any amounts borrowed by any member of the Group for the purpose of financing any contract up to an amount not exceeding those moneys receivable under such contract which are guaranteed or insured by the Export Credits Guarantee Department or other institution or body carrying on a similar business shall be deemed not to be moneys borrowed;

(d) moneys borrowed by a partly owned subsidiary of the Company and not owing to the Company or any of its wholly owned subsidiaries shall be taken into account subject to the exclusion of a proportion thereof equal to the Minority Proportion of the borrower; moneys borrowed by the Company or any of its wholly owned subsidiaries from and owing to a partly owned subsidiary of the Company shall be taken into account to the extent of a proportion thereof equal to the Minority Proportion of the lender; where moneys have been borrowed by one partly owned subsidiary of the Company and are owing to another partly owned subsidiary of the Company, the amount to be taken into account shall be reduced in accordance with the foregoing provisions of this sub-paragraph to take account of the Minority Proportion of the borrower and that of the lender;

(e) an amount equal to the moneys borrowed by a body corporate which were outstanding at the time it becomes a subsidiary of the Company shall, for a period of six months after that date be deemed not to be moneys borrowed;

(f) if any fixed amount payable by the Company or any of its subsidiaries in respect of any Finance Lease increases as a result of any change in legislation relating to or affecting taxation matters, for a period of six months after the date on which the directors become aware of the increase an amount equal to the increase shall be deemed not to be moneys borrowed;

(g) there shall be credited against the amount of any moneys borrowed any amounts beneficially owned by any member of the Group which are deposited with any bank or other person (whether on current account or otherwise) not being a member of the Group and which are repayable to any member of the Group on demand or within three months of any demand, subject, in the case of money deposited by a partly owned subsidiary, to the exclusion of a proportion thereof equal to the Minority Proportion;

(h) moneys borrowed shall not include any moneys borrowed which are for the time being deposited with any governmental authority or body in any part of the world in connection with import deposits or any similar governmental scheme to the extent that the member of the Group making such deposit retains its interest therein;

(i) where at any material time the amount of money which, under the terms of any borrowing, would be required, if it fell to be repaid (whether at the option of the borrower or by reason of default) at such material time, to discharge in full the principal amount of moneys borrowed thereunder, is less than the amount which would otherwise be taken into account in respect of such moneys borrowed for the purposes of this Article, the amount of such moneys borrowed to be taken into account shall be such lesser amount;

(j) when the aggregate amount of moneys borrowed at any material time is being ascertained, any moneys borrowed by any member of the Group denominated or repayable in a currency other than sterling shall be translated for the purposes of calculating the sterling equivalent:

(i) with the exception of Excepted Foreign Currency Borrowings, at the lower of:

(A) the rate of exchange used for the purposes of translating assets and liabilities in the latest audited balance sheet; and

(B) the middle market rate at approximately 11 a.m. in London on the business day preceding the relevant day, as supplied by such person or calculated on such basis as the auditors may determine or approve;

(ii) in the case of any Excepted Foreign Currency Borrowings, at the rate of exchange which would be applicable to such moneys borrowed on their repayment to the extent that such rate of exchange is fixed under any Exchange Cover Scheme in connection with such moneys borrowed, unless the Auditors determine that it is not practicable to determine the rate of exchange applicable at the time of repayment of any such moneys borrowed, when they shall be translated into sterling on such other basis as the auditors may determine reasonably reflects the effect of the Exchange Cover Scheme or, if no such basis is determined, in accordance with the provisions of paragraph (j)(i) above;

(k) for the avoidance of doubt, the following shall be deemed not to be moneys borrowed of the Group:

(i) sums advanced or paid to any member of the Group (or its agent or nominee) by customers of any member of the Group as prepayments or progress payments or payments on account or by way of deposit or security in respect of products or services or any guarantees or indemnities given by any member of the Group in relation thereto;

(ii) sums which otherwise would fall to be treated as moneys borrowed of any member of the Group which:

(A) were outstanding at the date of the latest audited balance sheet and were treated therein, with the concurrence of the auditors and in accordance with any current Statement of Standard Accounting Practice or other accountancy principle or practice generally accepted for the time being in the United Kingdom, as otherwise than borrowings;

(B) were incurred after the date of the latest audited balance sheet and, in the reasonable opinion of the board, would have been so treated had they been outstanding at that date.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

108. The office of a director shall be vacated if: **Disqualification as a director**

(a) he ceases to be a director by virtue of any provisions of the Companies Acts or these Articles or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally or shall apply to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act; or

(c) he is, or may be, suffering from mental disorder and either:

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984; or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice to the Company or, having been appointed for a fixed term, the term expires or his office as a director is vacated pursuant to Article 90; or

(e) he has been absent for more than six consecutive months without permission of the board from meetings of the board held during that period and his alternate director (if any) has not attended in his place during that period and the board resolves that his office be vacated; or

(f) he is requested to resign in writing by not less than three quarters of the other directors. In calculating the number of directors who are required to make such a request to the director, (i) an alternate director appointed by him acting in his capacity as such shall be excluded; and (ii) a director and any alternate director appointed by him and acting in his capacity as such shall constitute a single director for this purpose, so that the signature of either shall be sufficient.

109. The Company may, without prejudice to the provisions of the Companies Acts, by ordinary resolution remove any director from office (notwithstanding any **Power of Company to remove director**

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provision of these Articles or of any agreement between the Company and such director, but without prejudice to any claim he may have for damages for breach of any such agreement). No special notice need be given of any resolution to remove a director in accordance with this Article and no director proposed to be removed in accordance with this Article has any special right to protest against his removal. The Company may, by ordinary resolution, appoint another person in place of a director removed from office in accordance with this Article. Any person so appointed shall, for the purpose of determining the time at which he or any other director is to retire by rotation, be treated as if he had become a director on the day on which the director in whose place he is appointed was last elected a director. In default of such appointment the vacancy arising on the removal of a director from office may be filled as a casual vacancy.

Remuneration Of Non-Executive Directors

Ordinary remuneration

110. The ordinary remuneration of the directors who do not hold executive office for their services (excluding amounts payable under any other provision of these Articles) shall not exceed in aggregate £250,000 per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Subject thereto, each such director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the board.

Additional remuneration for special services

111. Any director who does not hold executive office and who serves on any committee of the board, by the request of the board goes or resides abroad for any purpose of the Company or otherwise performs special services which in the opinion of the board are outside the scope of the ordinary duties of a director, may (without prejudice to the provisions of Article 110) be paid such extra remuneration by way of salary, commission or otherwise as the board may determine.

Directors' Expenses

Directors may be paid expenses

112. The directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of the board or committees of the board, general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

Executive Directors

Appointment to executive office

113. Subject to the provisions of the Companies Acts, the board may appoint one or more of its body to be the holder of any executive office (except that of auditor) in the Company and may enter into an agreement or arrangement with any director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a director. Any such appointment, agreement or arrangement may be made on such terms, including without limitation terms as to remuneration, as the board determines. The board

may revoke or vary any such appointment but without prejudice to any rights or claims which the person whose appointment is revoked or varied may have against the Company because of the revocation or variation.

114. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any rights or claims which he may have against the Company by reason of such cessation. A director appointed to an executive office shall not cease to be a director merely because his appointment to such executive office terminates. **Termination of appointment to executive office**

115. The emoluments of any director holding executive office for his services as such shall be determined by the board, and may be of any description, including without limitation admission to, or continuance of, membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership of any such scheme or fund. **Emoluments to be determined by the board**

Directors' Interests

116.1 Subject to the provisions of the Companies Acts, and provided that he has disclosed to the board the nature and extent of any material interest of his, a director notwithstanding his office: **Directors may contract with the Company**

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director;

(c) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(d) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

116.2 For the purposes of this Article: **Notification of interests**

(a) a general notice given to the board that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons

is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

GRATUITIES, PENSIONS AND INSURANCE

Gratuities and pensions

117.1 The board may (by establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present director or employee of the Company or any of its subsidiary undertakings or any body corporate associated with, or any business acquired by, any of them, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

Insurance

117.2 Without prejudice to the provisions of Article 159, the board may exercise all the powers of the Company to purchase and maintain insurance for or for the benefit of any person who is or was:

(a) a director, officer, or employee or auditor of the Company, or any body which is or was the holding company or subsidiary undertaking of the Company, or in which the Company or such holding company or subsidiary undertaking has or had any interest (whether direct or indirect) or with which the Company or such holding company or subsidiary undertaking is or was in any way allied or associated; or

(b) a trustee of any pension fund in which employees of the Company or any other body referred to in Article 118.2(a) is or has been interested,

including without limitation insurance against any liability incurred by such person in respect of any act or omission in the actual or purported execution or discharge of his duties or in the exercise or purported exercise of his powers or otherwise in relation to his duties, powers or offices in relation to the relevant body or fund.

Directors not liable to account

117.3 No director or former director shall be accountable to the Company or the members for any benefit provided pursuant to this Article. The receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company.

Section 719 of the Act

118. Pursuant to section 719 of the Act, the board is hereby authorised to make such provision as may seem appropriate for the benefit of any persons employed or formerly employed by the Company or any of its subsidiary undertakings in connection with the cessation or the transfer of the whole or part of the

undertaking of the Company or any subsidiary undertaking. Any such provision shall be made by a resolution of the board in accordance with section 719.

PROCEEDINGS OF THE BOARD

119. Subject to the provisions of these Articles, the board may regulate its proceedings as it thinks fit. A director may, and the secretary at the request of a director shall, call a meeting of the board. Notice of a board meeting shall be deemed to be properly given to a director if it is given to him personally or by word of mouth or sent in writing or by electronic mail to him at his last known address or any other address given by him to the Company for this purpose. A director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent in writing to him at an address given by him to the Company for this purpose, but such notices need not be given any earlier than notices given to directors not so absent and, if no such request is made to the board, it shall not be necessary to give notice of a board meeting to any director who is for the time being absent from the United Kingdom. No account is to be taken of directors absent from the United Kingdom when considering the adequacy of the period of notice of the meeting. Questions arising at a meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. Any director may waive notice of a meeting and any such waiver may be retrospective. Convening meetings

120. The quorum for the transaction of the business of the board may be fixed by the board and unless so fixed at any other number shall be three. A person who holds office only as an alternate director shall, if his appointor is not present, be counted in the quorum. Any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no director objects. Quorum

121. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting. Powers of directors if number falls below minimum

122. The board may appoint one of their number to be the chairman, and one of their number to be the deputy chairman, of the board and may at any time remove either of them from such office. Unless he is unwilling to do so, the director appointed as chairman, or in his stead the director appointed as deputy chairman, shall preside at every meeting of the board at which he is present. If there is no director holding either of those offices, or if neither the chairman nor the deputy chairman is willing to preside or neither of them is present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chairman of the meeting. Chairman and deputy chairman

123. All acts done by a meeting of the board, or of a committee of the board, or by a person acting as a director or alternate director, shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any director Validity of acts of the board

or any member of the committee or alternate director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or, as the case may be, an alternate director and had been entitled to vote.

Resolutions in writing

124. A resolution in writing signed by all the directors entitled to receive notice of/vote at a meeting of the board or of a committee of the board (not being less than the number of directors required to form a quorum of the board) shall be as valid and effectual as if it had been passed at a meeting of the board or (as the case may be) a committee of the board duly convened and held. For this purpose:

(a) a resolution may consist of several documents to the same effect each signed by one or more directors;

(b) a resolution signed by an alternate director need not also be signed by his appointor; and

(c) a resolution signed by a director who has appointed an alternate director need not also be signed by the alternate director in that capacity.

Meetings by telephone, etc.

125. Without prejudice to the first sentence of Article 120, a person entitled to be present at a meeting of the board or of a committee of the board shall be deemed to be present for all purposes if he is able (directly or by telephonic communication) to speak to and be heard by all those present or deemed to be present simultaneously. A director so deemed to be present shall be entitled to vote and be counted in a quorum accordingly. Such a meeting shall be deemed to take place where it is convened to be held or (if no director is present in that place) where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting is. The word ***meeting*** in these Articles shall be construed accordingly.

Directors' power [illegible] on [illegible]racts in which they are interested

126.1 Except as otherwise provided by these Articles, a director shall not vote at a meeting of the board or a committee of the board on any resolution of the board concerning a matter in which he has an interest (other than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through, the Company) which (together with any interest of any person connected with him) is to his knowledge material unless his interest arises only because the resolution concerns one or more of the following matters:

(a) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of, the Company or any of its subsidiary undertakings;

(b) the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(c) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(d) a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 198 to 211 of the Act) representing one per cent. or more of either any class of the equity share capital of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(e) a contract, arrangement, transaction or proposal for the benefit of employees of the Company or of any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(f) a contract, arrangement, transaction or proposal concerning any insurance which the Company is empowered to purchase or maintain for, or for the benefit of, any directors of the Company or for persons who include directors of the Company.

126.2 For the purposes of this Article, an interest of a person who is, for any purpose of the Companies Acts (excluding any statutory modification of the Companies Acts not in force when this Article is adopted), connected with a director shall be treated as an interest of the director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise. **Interests of connected person and alternate director**

127. A director shall not vote on, or be counted in the quorum in relation to, any resolution of the board concerning his own appointment, or the settlement or variation of the terms or termination of his own appointment, as the holder of any office or place of profit with the Company or any company in which the Company is interested but, where proposals are under consideration concerning the appointment (including without limitation fixing or varying the terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately. In such cases each of the directors concerned shall be entitled to vote in respect of each resolution except that concerning his own appointment or the appointment of another director to an office or place of profit with a company in which the Company is interested. **Division of proposals**

17-07-01

Decision of chairman final and conclusive

128. If a question arises at a meeting of the board or of a committee of the board as to the entitlement of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any director other than himself shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed. If any such question arises in respect of the chairman of the meeting, it shall be decided by resolution of the board (on which the chairman shall not vote) and such resolution will be final and conclusive except in a case where the nature and extent of the interests of the chairman have not been fairly disclosed.

SECRETARY

Appointment and removal of secretary

129. Subject to the provisions of the Companies Acts, the secretary shall be appointed by the board for such term, at such remuneration and on such conditions as it may think fit. Any secretary so appointed may be removed by the board, but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

MINUTES

Minutes required to be kept

130.1 The board shall cause minutes to be made in books kept for the purpose of:

(a) all appointments of officers made by the board; and

(b) all proceedings at meetings of the Company, the holders of any class of shares in the capital of the Company, the board and committees of the board, including the names of the directors present at each such meeting.

Conclusiveness of minutes

130.2 Any such minutes, if purporting to be signed by the chairman of the meeting to which they relate or of the meeting at which they are read, shall be sufficient evidence of the proceedings at the meeting without any further proof of the facts stated in them.

THE SEAL

Authority required for execution of deed

131. The seal shall only be used by the authority of a resolution of the board. The board may determine who shall sign any instrument executed under the seal. If they do not, it shall be signed by at least one director and the secretary or by at least two directors. Any document may be executed under the seal by impressing the seal by mechanical means or by printing the seal or a facsimile of it on the document or by applying the seal or a facsimile of it by any other means to the document. A document signed, with the authority of a resolution of the board, by a director and the secretary or by two directors and expressed (in whatever form of words) to be executed by the Company has the same effect as if executed under the seal. For the purpose of the preceding sentence only, "secretary" shall have the same meaning as in the Act and not the meaning given to it by Article 2.

132. The board may by resolution determine either generally or in any particular case that any certificate for shares or debentures or representing any other form of security executed in accordance with Article 13 may have any signature affixed to it by some mechanical means, or printed on it or, in the case of a certificate executed under the seal, need not bear any signature. Certificates for shares and debentures

133. The Company may exercise the powers conferred by section 39 of the Act with regard to having an official seal for use abroad. Official seal for use abroad

REGISTERS

134. Subject to the provisions of the Companies Acts and the Regulations, the Company may keep an overseas or local or other register in any place, and the board may make, amend and revoke any regulations it thinks fit about the keeping of that register. Overseas and local registers

135. Any director or the secretary or any other person appointed by the board for the purpose shall have power to authenticate and certify as true copies of and extracts from: Authentication and certification of copies and extracts

(a) any document comprising or affecting the constitution of the Company;

(b) any resolution passed by the Company, the holders of any class of shares in the capital of the Company, the board or any committee of the board; and

(c) any book, record and document relating to the business of the Company (including without limitation the accounts).

If certified in this way, a document purporting to be a copy of a resolution, or the minutes or an extract from the minutes of a meeting of the Company, the holders of any class of shares in the capital of the Company, the board or a committee of the board shall be conclusive evidence in favour of all persons dealing with the Company in reliance on it or them that the resolution was duly passed or that the minutes are, or the extract from the minutes is, a true and accurate record of proceedings at a duly constituted meeting.

DIVIDENDS

136.1 The Company may (subject to the provisions of the Companies Acts and subject to Article 136.2) by ordinary resolution declare dividends, but no dividend shall exceed the amount recommended by the Directors. Declaration of dividends

136.2 Notwithstanding Article 136.1, but subject to the provisions of the Companies Acts, the Directors shall be entitled to declare and pay dividends on the Preference Shares in accordance with the terms of their issue.

137. Subject to the provisions of the Companies Acts and to the provisions of preceding Article, the board may pay interim dividends if it appears to the board that they are justified by the profits of the Company available for distribution. If Interim dividends

the share capital is divided into different classes, the board may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The board may also pay at intervals settled by it any dividend payable at a fixed date or rate if it appears to the board that the profits available for distribution justify the payment. If the board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

Apportionment of dividends

138. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid; but no amount paid on a share in advance of the date on which a call is payable shall be treated for the purposes of this Article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is allotted or issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

Dividends in specie

139. A general meeting declaring a dividend may, on the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, including without limitation paid up shares or debentures of another body corporate. The board may make any arrangements it thinks fit to settle any difficulty arising in connection with the distribution, including without limitation (a) the fixing of the value for distribution of any assets, (b) the payment of cash to any member on the basis of that value in order to adjust the rights of members, and (c) the vesting of any asset in a trustee.

Scrip dividends: authorising [illegible]lution

140.1 The board may, if authorised by an ordinary resolution of the Company (the ***Resolution***), offer any holder of shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of all or any dividend specified by the Resolution. The offer shall be on the terms and conditions and be made in the manner specified in Article 140.2 or, subject to those provisions, specified in the Resolution.

Scrip dividends: procedures

140.2 The following provisions shall apply to the Resolution and any offer made pursuant to it and Article 140.1.

(a) The Resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period.

(b) Each holder of shares shall be entitled to that number of new shares as are together as nearly as possible equal in value to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder

elects to forgo (each a *new share*). For this purpose, the value of each new share shall be:

(i) equal to the *average quotation* for the Company's ordinary shares, that is, the average of the middle market quotations for those shares on the London Stock Exchange, as derived from the Daily Official List, on the day on which such shares are first quoted *ex* the relevant dividend and the four subsequent dealing days; or

(ii) calculated in any other manner specified by the Resolution,

but shall never be less than the par value of the new share.

A certificate or report by the auditors as to the value of a new share in respect of any dividend shall be conclusive evidence of that value.

(c) On or as soon as practicable after announcing that any dividend is to be declared or recommended, the board, if it intends to offer an election in respect of that dividend, shall also announce that intention. If, after determining the basis of allotment, the board decides to proceed with the offer, it shall notify in writing the holders of shares of the terms and conditions of the right of election offered to them, specifying the procedure to be followed and place at which, and the latest time by which, elections or notices amending or terminating existing elections must be lodged in order to be effective.

(d) The board shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be appropriated to give effect to it after the basis of allotment is determined.

(e) The board may exclude from any offer any holders of shares where the board believes the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(f) The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable in cash on shares in respect of which an election has been made (the *elected shares*) and instead such number of new shares shall be allotted to each holder of elected shares as is arrived at on the basis stated in Article 141.2(b). For that purpose the board shall appropriate out of any amount for the time being standing to the credit of any reserve or fund (including without limitation the profit and loss account), whether or not it is available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to each holder of elected shares as is arrived at on the basis stated in Article 140.2(b).

(g) The new shares when allotted shall rank equally in all respects with the fully paid shares of the same class then in issue except that they shall not be entitled to participate in the relevant dividend.

(h) No fraction of a share shall be allotted. The board may make such provision as it thinks fit for any fractional entitlements including without limitation payment in cash to holders in respect of their fractional entitlements, provision for the accrual, retention or accumulation of all or part of the benefit of fractional entitlements to or by the Company or to or by or on behalf of any holder or the application of any accrual, retention or accumulation to the allotment of fully paid shares to any holder.

(i) The board may do all acts and things it considers necessary or expedient to give effect to the allotment and issue of any share pursuant to this Article or otherwise in connection with any offer made pursuant to this Article and may authorise any person, acting on behalf of the holders concerned, to enter into an agreement with the Company providing for such allotment or issue and incidental matters. Any agreement made under such authority shall be effective and binding on all concerned.

(j) The board may, at its discretion, amend, suspend or terminate any offer pursuant to this Article.

Permitted deductions and retentions

141. The board may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by him to the Company in respect of that share. Where a person is entitled by transmission to a share, the board may retain any dividend payable in respect of that share until that person (or that person's transferee) becomes the holder of that share.

Procedure for payment to holders and others entitled

142.1 Any dividend or other moneys payable in respect of a share may be paid:

(a) in cash; or

(b) by cheque or warrant made payable to or to the order of the holder or person entitled to payment; or

(c) by any direct debit, bank or other funds transfer system to the holder or person entitled to payment or, if practicable, to a person designated in writing by the holder or person entitled to payment; or

(d) by any other method approved by the board and agreed (in such form as the Company thinks appropriate) by the holder or person entitled to payment including (without limitation) in respect of an uncertificated share by means of the relevant system (subject to the facilities and requirements of the relevant system).

Joint entitlement

142.2 If two or more persons are registered as joint holders of any share, or are entitled by transmission jointly to a share, the Company may:

(a) pay any dividend or other moneys payable in respect of the share to any one of them and any one of them may give effectual receipt for that payment; and

(b) for the purposes of Article 142.1, rely in relation to the share on the written direction, designation or agreement of any one of them.

142.3 A cheque or warrant may be sent by post to: **Payment by post**

(a) where a share is held by a sole holder, the registered address of the holder of the share; or

(b) if two or more persons are the holders, to the registered address of the person who is first named in the register; or

(c) if a person is entitled by transmission to the share, as if it were a notice to be given under Article 151; or

(d) in any case, to such person and to such address as the person entitled to payment may in writing direct.

142.4 Payment of a cheque or warrant by the bank on which it was drawn or the transfer of funds by the bank instructed to make the transfer or, in respect of an uncertificated share, the making of payment in accordance with the facilities and requirements of the relevant system (which, if the relevant system is CREST, shall be the creation of an assured payment obligation in respect of the dividend or other moneys payable in favour of the settlement bank of the member or other person concerned) shall be a good discharge to the Company. Every cheque or warrant sent in accordance with these Articles shall be at the risk of the holder or person entitled. The Company shall have no responsibility for any sums lost or delayed in the course of payment by any other method used by the Company in accordance with Article 142.1. **Discharge to Company and risk**

143. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share. **Interest not payable**

144. Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the board so resolves, be forfeited and cease to remain owing by the Company. The payment of any unclaimed dividend or other moneys payable in respect of a share may (but need not) be paid by the Company into an account separate from the Company's own account. Such payment shall not constitute the Company a trustee in respect of it. The Company shall be entitled to cease sending dividend warrants and cheques by post or otherwise to a member if those instruments have been returned undelivered to, or left uncashed by, that member on at least two consecutive occasions, or, following one such occasion, reasonable enquiries have failed to establish the member's new address. The entitlement conferred on the Company by this Article in respect of **Forfeiture of unclaimed dividends**

any member shall cease if the member claims a dividend or cashes a dividend warrant or cheque.

CAPITALISATION OF PROFITS AND RESERVES

Power to capitalise

145. The board may with the authority of an ordinary resolution of the Company:

(a) subject to the provisions of this Article, resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or other fund, including without limitation the Company's share premium account and capital redemption reserve, if any;

(b) appropriate the sum resolved to be capitalised to the members or any class of members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend and in the same proportions;

(c) apply that sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares, debentures or other obligations of the Company of a nominal amount equal to that sum but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(d) allot the shares, debentures or other obligations credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other;

(e) where shares or debentures become, or would otherwise become, distributable under this Article in fractions, make such provision as they think fit for any fractional entitlements including without limitation authorising their sale and transfer to any person, resolving that the distribution be made as nearly as practicable in the correct proportion but not exactly so, ignoring fractions altogether or resolving that cash payments be made to any members in order to adjust the rights of all parties;

(f) authorise any person to enter into an agreement with the Company on behalf of all the members concerned providing for either:

(i) the allotment to the members respectively, credited as fully paid, of any shares, debentures or other obligations to which they are entitled on the capitalisation; or

(ii) the payment up by the Company on behalf of the members of the amounts, or any part of the amounts, remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised,

and any agreement made under that authority shall be binding on all such members; and

(g) generally do all acts and things required to give effect to the ordinary resolution.

RECORD DATES

146. Notwithstanding any other provision of these Articles, the Company or the board may: Record dates for dividends, etc.

(a) fix any date as the record date for any dividend, distribution, allotment or issue, which may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made;

(b) for the purpose of determining which persons are entitled to attend and vote at a general meeting of the Company, or a separate general meeting of the holders of any class of shares in the capital of the Company, and how many votes such persons may cast, specify in the notice of meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the register in order to have the right to attend or vote at the meeting; changes to the register after the time specified by virtue of this Article 146(b) shall be disregarded in determining the rights of any person to attend or vote at the meeting; and

(c) for the purpose of serving notices of general meetings of the Company, or separate general meetings of the holders of any class of shares in the capital of the Company, under the Articles, determine that persons entitled to receive such notices are those persons entered on the register at the close of business on a day determined by the Company or the board, which day may not be more than 21 days before the day that notices of the meeting are sent.

ACCOUNTS

147. No member shall (as such) have any right to inspect any accounting records or other book or document of the Company except as conferred by statute or authorised by the board or by ordinary resolution of the Company or order of a court of competent jurisdiction. Rights to inspect records

148.1 A copy of the Company's annual accounts, together with a copy of the directors' report for that financial year and the auditors' report on those accounts shall, at least 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the provisions of the Companies Acts, Delivery of annual accounts

be delivered or sent by post to every member and to every holder of the Company's debentures of whose address the Company is aware, and to every other person who is entitled to receive notice of meetings from the Company under the provisions of the Companies Acts or of these Articles or, in the case of joint holders of any share or debenture, to one of the joint holders.

Summary financial statements

148.2 The requirements of Article 148.1 shall be deemed satisfied in relation to any person by sending to the person, where permitted by the Companies Acts and instead of such copies, a summary financial statement derived from the Company's annual accounts and the directors' report, which shall be in the form and containing the information prescribed by the Companies Acts and any regulations made under the Companies Acts.

To the extent permitted by the Statutes and agreed by the member, the documents referred to in this article 148 may be sent by electronic communication.

NOTICES

When notice required to be in writing

149. Any notice or other document to be given to or by any person pursuant to these Articles including, without limitation, the Company's annual accounts and reports or any summary financial statements to be sent in accordance with article 148 shall be in writing or shall be given by electronic communication, except where otherwise expressly stated.

Method of giving notice

150.1 The Company may serve or deliver any notice or other document on or to a member either personally or by sending it by post in a prepaid envelope addressed to the member at his registered address or by leaving it at that address or by sending it by electronic communication to the address notified by the member to the Company for these purposes. In the case of joint holders of a share, all notices or other documents shall be served on or delivered to the joint holder whose name stands first in the register in respect of the joint holding. Any notice or other document so served or delivered shall be deemed for all purposes sufficient service on or delivery to all the joint holders. A member whose registered address is not within the United Kingdom and who gives to the Company an address within the United Kingdom at which notices may be given to him shall be entitled to have notices given to him at that address, but otherwise:

(a) no such member shall be entitled to receive any notice from the Company; and

(b) without prejudice to the generality of the foregoing, any notice of a general meeting of the Company which is in fact given or purports to be given to such members shall be ignored for the purpose of determining the validity of the proceedings at such general meeting.

Deemed receipt of notice

150.2 A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the capital of the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

151. A notice or other document may be served or delivered by the Company on or to the person or persons entitled by transmission to a share by sending or delivering it in any manner authorised by these Articles for the service or delivery of a notice or other document on or to a member, addressed to them by name, or by the title of representative of the deceased, or trustee of the bankrupt or by any similar description at the address, if any, in the United Kingdom supplied for that purpose by the person or persons claiming to be so entitled. Until such an address has been supplied, a notice or other document may be served or delivered in any manner in which it might have been served or delivered if the death or bankruptcy or other event giving rise to the transmission had not occurred. **Notice to persons entitled by transmission**

152. Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register, has been duly given to a person from whom he derives his title, provided that no person who becomes entitled by transmission to a share shall be bound by any direction notice issued under Article 72.1 to a person from whom he derives his title. **Transferees etc. bound by prior notice**

153.1 Proof that an envelope containing a notice was properly addressed, prepaid and posted shall be conclusive evidence that the notice was given. A notice sent by post shall be deemed to be given: **When notices by post deemed served**

(a) if sent by first class post or special delivery post from an address in the United Kingdom to another address in the United Kingdom, or by a postal service similar to first class post or special delivery post from an address in another country to another address in that other country, on the day following that on which the envelope containing it was posted;

(b) if sent by airmail from an address in the United Kingdom to an address outside the United Kingdom, or from an address in another country to an address outside that country (including without limitation an address in the United Kingdom), on the third day following that on which the envelope containing it was posted; and

(c) in any other case, on the second day following that on which the envelope containing it was posted.

153.2 Subject to the Statutes, where a notice or other document is given or sent by means of electronic communication to an address specified for the receipt of such notices or documents in accordance with this article 153, it shall be deemed to be given at the expiration of 48 hours after the time it was sent by or on behalf of the Company. Proof that an electronic communication was sent shall be conclusive evidence of receipt.

Electronic Communication 153.3 Any member may notify the Company of an address for the purpose of his receiving electronic communications from the Company to the extent that it is permitted by the Statutes, and having done so shall be deemed to have agreed to receive by electronic communication notices and other documents from the Company of the kind to which the address relates. In addition, if a member

notifies the Company of his e-mail address, the Company may satisfy its obligation to send him any notice or other document by:

(a) publishing such notice or other document on a web site; and

(b) notifying him by e-mail to that e-mail address that such notice or document has been so published, specifying the address of the web site on which it has been published, the place on the web site where the notice may be accessed, how it may be accessed and (if the notice relates to a shareholders' meeting) stating:

(i) that the notice concerns a notice of a company meeting served in accordance with the Act;

(ii) the place, date and time of the meeting;

(iii) whether the meeting is to be an annual or extraordinary general meeting; and

(iv) such other information as the Statutes may prescribe.

(c) Any amendment or revocation of a notification given to the Company under this article shall only take effect if in writing, signed by the member and on actual receipt by the Company thereof.

(d) An electronic communication shall not be treated as received by the Company if it is rejected by computer virus protection arrangements.

Notice during disruption of postal services

154. If at any time the Company is unable effectively to convene a general meeting by notices sent through the post in the United Kingdom as a result of the suspension or curtailment of postal services, notice of general meeting may be sufficiently given by advertisement in the United Kingdom. Any notice given by advertisement for the purpose of this Article shall be advertised on the same date in at least one newspaper having a national circulation. Such notice shall be deemed to have been served on all persons who are entitled to have notice of meetings served on them at noon on the day when the advertisement appears. In any such case the Company shall send confirmatory copies of the notice by post if at least seven days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

DESTRUCTION OF DOCUMENTS

Power of Company to destroy documents

155.1 The Company shall be entitled to destroy:

(a) all instruments of transfer of shares which have been registered, and all other documents on the basis of which any entry is made in the register, at any time after the expiration of six years from the date of registration;

(b) all dividend mandates, variations or cancellations of dividend mandates, and notifications of change of address at any time after the expiration of two years from the date of recording;

(c) all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation;

(d) all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment;

(e) all instruments of proxy which have been used for the purpose of a poll at any time after the expiration of one year from the date of use; and

(f) all instruments of proxy which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the instrument of proxy relates and at which no poll was demanded,

provided that the Company may destroy any such type of document after such shorter period as the board may determine if a copy of such document is retained on microfilm or by other similar means.

155.2 It shall conclusively be presumed in favour of the Company that: **Presumption in relation to destroyed documents**

(a) every entry in the register purporting to have been made on the basis of an instrument of transfer or other document destroyed in accordance with Article 155.1 was duly and properly made;

(b) every instrument of transfer destroyed in accordance with Article 155.1 was a valid and effective instrument duly and properly registered;

(c) every share certificate destroyed in accordance with Article 155.1 was a valid and effective certificate duly and properly cancelled; and

(d) every other document destroyed in accordance with Article 155.1 was a valid and effective document in accordance with its recorded particulars in the books or records of the Company,

but:

(e) the provisions of this Article apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties) to which the document might be relevant;

(f) nothing in this Article shall be construed as imposing on the Company any liability in respect of the destruction of any document earlier than the time specified in Article 155.1 or in any other circumstances which would not attach to the Company in the absence of this Article; and

(g) any reference in Article 155 to the destruction of any document includes a reference to its disposal in any manner.

UNTRACED SHAREHOLDERS

Power to dispose of shares of untraced shareholders

156.1 The Company shall be entitled to sell, at the best price reasonably obtainable, the shares of a member or the shares to which a person is entitled by transmission if:

(a) during the period of 12 years before the date of the publication of the advertisements referred to in Article 156.1(b) (or, if published on different dates, the first date) (the **"relevant period"**) at least three dividends in respect of the shares in question have been declared and all dividend warrants and cheques which have been sent in the manner authorised by these Articles in respect of the shares in question have remained uncashed;

(b) the Company shall as soon as practicable after expiry of the relevant period have inserted advertisements both in a national daily newspaper and in a newspaper circulating in the area of the last known address of such member or other person giving notice of its intention to sell the shares;

(c) during the relevant period and the period of three months following the publication of the advertisements referred to in Article 156.1(b) (or, if published on different dates, the first date) the Company has received no indication either of the whereabouts or of the existence of such member or person; and

(d) if the shares are listed on the London Stock Exchange, notice has been given to the London Stock Exchange of the Company's intention to make such sale before the publication of the advertisements.

Transfer on sale

156.2 To give effect to any sale pursuant to Article 156.1, the board may:

(a) where the shares are held in certificated form, authorise any person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the buyer; or

(b) where the shares are held in uncertificated form, do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of, the buyer in accordance with the Regulations.

Effectiveness of transfer

156.3 An instrument of transfer executed by that person in accordance with Article 156.2(a) shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. An exercise by the Company of its powers in accordance with Article 156.2(b) shall be as effective as if exercised by the registered holder of or person entitled by transmission to the shares. The transferee shall not be bound to see to the application of the purchase money, and

his title to the shares shall not be affected by any irregularity in, or invalidity of, the proceedings in reference to the sale.

156.4 The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled for an amount equal to the proceeds. The Company shall enter the name of such former member or other person in the books of the Company as a creditor for that amount. In relation to the debt, no trust is created and no interest is payable. The Company shall not be required to account for any money earned on the net proceeds of sale, which may be used in the Company's business or invested in such a way as the board from time to time thinks fit. Proceeds of sale

WINDING UP

157. If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Insolvency Act 1986: Liquidator may distribute in specie

(a) divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members;

(b) vest the whole or any part of the assets in trustees for the benefit of the members; and

(c) determine the scope and terms of those trusts,

but no member shall be compelled to accept any asset on which there is a liability.

158. The power of sale of a liquidator shall include a power to sell wholly or partially for shares or debentures or other obligations of another body corporate, either then already constituted or about to be constituted for the purpose of carrying out the sale. Disposal of assets by liquidator

INDEMNITY

159. Subject to the provisions of the Companies Acts but without prejudice to any indemnity to which a director may otherwise be entitled, every director or other officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company. Indemnity to directors and officers

Name and address of subscriber	Number of shares taken

Date:

Witness to signatures:

Directors' Report

The Directors are pleased to present their second Annual Report, together with the audited Accounts, for the year ended 31 March 2001.

Activities
The Company is a leading provider of Internet services, interactive services, a significant provider of contact centre services and also provides a wide range of data and telecoms services in the United Kingdom. It also provides Internet services in the Netherlands.

Results and Dividend
The retained loss for the year amounted to £68.1 million (2000: £2.6 million), details of which are set out in the Group Profit and Loss Account on page 29.

The Company has not declared or paid a dividend on its share capital (2000: £Nil). The Company intends to retain future earnings to expand the growth and development of its business including the continuing roll-out of its network and other potential investments. Accordingly, it does not anticipate paying dividends in the foreseeable future other than in relation to entitlements under the Participating Preference Shares currently held by its majority shareholder, Scottish Power UK plc.

As at 31 March 2001, the Company's authorised and issued share capital (all of which was fully paid or credited as fully paid) was as follows:

	Issued		Authorised	
	£	Number	£	Number
Ordinary Shares	17,637,097	705,483,871	17,637,097	705,483,871
Participating Preference Shares	25,000,000	25,000,000	30,000,000	30,000,000
Total	42,637,097	730,483,871	47,637,097	735,483,871

Relationship with ScottishPower
ScottishPower is the Company's controlling shareholder for the purposes of the Listing Rules of the Financial Services Authority.

On 9 November 1999, the Company and ScottishPower entered into a Relationship Agreement under which they agreed that all transactions and relationships between any member of the ScottishPower group and the Company must be at arm's length and on a normal commercial basis. These principles are reflected in various agreements entered into between the Company and ScottishPower between 30 September 1999 and 10 November 1999 and which relate to the Company's continued use of certain assets and resources of ScottishPower, the Company's continued provision of services to ScottishPower, ScottishPower's continued provision of services to the Company and ScottishPower's continued role as the Company's controlling shareholder.

Environmental Policy
The Company recognises that its operations may have an impact on the environment. It continues to aim to meet, or better, relevant legislative and regulatory environmental requirements and codes of practice.

In addition, as a leading company, which embraces the opportunities provided by a new era of communications, it believes that the provision of quality communications and integrated solutions to its customers can provide environmental benefits. To this end, the Company is committed to developing a Management System framework, which will foster and sustain a green culture.

The Company has recently undertaken a review of its policy and key procedures with the support of a leading environmental consultancy and plans to undertake preliminary auditing in a key area of the business. The strategy for the way forward will be based on BS EN ISO 14004: Environmental Management Systems: General guidelines on principles, systems and supporting techniques (although certification is not planned at present). The Company's plan to achieve this will give priority to the following aspects:

- Improving awareness of environmental management throughout the Company;
- Seeking improvements in energy management;
- Building on initiatives to reduce the impact from business travel;
- Reviewing and improving procedures for waste management; and
- Building on and developing procedures for supplier chain management.

The Company will develop indicators and measures to indicate progress and seek opportunities to benchmark its performance.

Environmental management highlights in the last year have included:

- Customised design and building of a facility in a canal heritage environment to exacting local requirements;
- The commencement of a major programme to introduce or upgrade video-conferencing and tele-conferencing facilities at all major sites. This is expected to have a beneficial environmental impact on business travel particularly by air;
- Increased use of hotdesking and the planned introduction of homeworking; and
- Improved specification for new plant e.g. air conditioning units and oil storage for generators.

Board of Directors
The names and details of the Directors of the Company are shown on page 16.

Gerard McAloon resigned as a Director on 13 July 2000 and Jonathan Solomon ceased to be a Director on his death on 21 May 2000. Michael de Kare-Silver was appointed a Director on 22 September 2000, as was John Maguire on 18 December 2000. Jo Connell and Roy Brown were appointed Directors on 1 January 2001 and 4 January 2001 respectively. James Reid was appointed a Director on 2 April 2001. With effect from 23 May 2001, Ian Russell, following his appointment as Chief Executive of ScottishPower in April 2001, resigns as Chairman and as a Non-executive Director of the Company. Charles Berry will assume the role of Chairman on 23 May 2001 and David Nish has accepted an appointment to act as a Non-executive Director with effect from the same date.

In accordance with the Articles of Association, John Maguire, Michael de Kare-Silver, Jo Connell, Roy Brown, James Reid and David Nish are required to retire from office at the Annual General Meeting being the first opportunity for the shareholders to elect them after their appointment. These Directors, being eligible, offer themselves for election. Charles Berry is also required to retire from office at this time in accordance with the Articles, and being eligible offers himself for re-election.

William Allan, John Maguire, Philip Male and James Reid have service contracts terminable by the Company, or the individual, on one year's notice.

Directors' Interests
Details of the Directors' service contracts and remuneration are set out in the Report of the Board on Remuneration on page 24 and in Note 32 to the Accounts on pages 56 to 58. Other than as disclosed therein, none of the Directors had a material interest in any contract of significance with the Company and its subsidiaries during or at the end of the financial year except that Ian Russell and Charles Berry, who are Directors also of ScottishPower, are to be regarded as having an interest in the related party agreements and transactions between the Company and ScottishPower referred to in Note 30 to the Accounts on pages 51 to 53.

The Directors' interests, all beneficial, in the ordinary shares of the Company at the year end, including options under the Company's Employee Sharesave, Executive Share Option, Profit Sharing and Thus plc Discretionary Share Option Scheme (2000) schemes and awards under the Performance Unit Equity Plan (PUEP) are shown in the table on the following page.

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Directors' Report continued

Directors' Interests in shares and share options	Ordinary Shares	PUEP	Employee Sharesave Scheme	Executive Share Option Scheme	Thus plc Profit Sharing Scheme	Thus plc Discretionary Share Option Scheme (2000)
Ian Russell	10,000	-	-	-	-	-
William Allan	54,528	252,982	-	234,442	80	-
John Maguire (appointed 18 Dec 2000)	-	-	-	-	-	1,000 000
Philip Mole	27,369	133,932	2,134	184,049	80	-
Charles Berry	1,000	-	-	-	-	-
Ian Chippendale	23,225	-	-	-	-	-
Michael de Kare Silver (appointed 22 Sep 2000)	5,000	-	-	-	-	-
Jo Connell (appointed 1 Jan 2001)	17,000	-	-	-	-	-
Ray Brown (appointed 4 Jan 2001)	-	-	-	-	-	-

Full details of their interests in the ordinary share capital of the Company are contained in Note 32 to the Accounts on pages 56 to 58.

Philip Mole, throughout the financial year and at the year end, held options to acquire 886 ScottishPower shares under the ScottishPower Sharesave Scheme.

The interests of Ian Russell and Charles Berry in the shares of Scottish Power plc are disclosed in the 2000-2001 Annual Report and Accounts of Scottish Power plc.

In addition to the interests shown above William Allan, John Maguire and Philip Mole, as Executive Directors, are to be regarded as having an interest, as trustees, in 19,879,000 ordinary shares held in trust to satisfy entitlements under the Performance Unit Equity Plan (PUEP), the UK and Overseas Profit Sharing Schemes, the Employee Sharesave Scheme, the Executive Share Option Scheme, the Thus plc Discretionary Share Option Scheme (2000), and the excess shares held in trust.

Directors' and Officers' Liability Insurance

The Company maintains liability insurance for the Directors and officers of the Company and its subsidiaries under group insurance arrangements maintained by ScottishPower.

Share Options

During the year, options were granted to 353 employees under the Company's Executive Share Option Scheme and the Thus plc Discretionary Share Option Scheme (2000), which are subject to the achievement of specified performance criteria and, under the Thus plc Discretionary Share Option Scheme (2000), options over 2,000 ordinary shares to each of 2,676 employees, which are not subject to such criteria.

Details are contained in Note 31 to the Accounts on pages 54 to 55.

Substantial Shareholding

As at 30 April 2001, the Company has been notified that Scottish Power UK plc held 353,396,513 ordinary shares representing 50.09% of the issued ordinary share capital. The Company has not been notified of any other holding of ordinary shares representing 3% or more of the issued share capital.

Employees

Values

In order to support achievement of the Company's objectives the Company has adopted and actively supports the following corporate values:

- Focus on growth;
- Keep customer satisfaction foremost in all that we do;
- Act with boldness, simplicity and speed;
- Demonstrate integrity, professionalism and accountability;
- Encourage, value and reward superior performance;
- Behave as a team with one voice and collective responsibility; and
- Respect for the individual.

These values are built into recruitment, development and performance management processes and underpin the performance related culture of the organisation.

Employee involvement

The Company has employee consultation and communication arrangements to encourage the involvement and interest of employees in the Company and to develop an awareness of its business plans and objectives. Company wide and local employee forums provide for regular discussions between management and employee representatives and the opportunity to involve staff in the development and roll-out of appropriate employee initiatives. The Company also utilises its intranet site to update staff on business activities and to facilitate two way communication between employees and directors including real time question and answer sessions.

Training and Development

The Company recognises that its success depends on the continued investment in training and development. Training and development needs are identified and monitored using the performance management process. Over the past year, over 120 managers have attended the Connect Management Development Programme and team managers have begun to attend development courses in order to tailor the resultant training. In addition, centres of Open Learning enable staff to access learning from their own PC and gives them access to over 1,000 high quality management, technical and business courses. Induction, coaching and mentoring are used at all levels of the organisation to encourage collaborative learning.

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Equal Opportunity
The Company believes in the importance of, and actively promotes, equality of opportunity in recruitment, training and career development.

To support its equal opportunities policy, specific policies and guidelines have been introduced covering people with disabilities, sex and race discrimination and harassment, all of which are backed up with guidance and suppor for managers and employees.

Health and Safety
The Company recognises in its health and safety policy that a high standard of health and safety performance is integral to its corporate values and will contribute to business performance. The Company remains committed to undertaking its business activities in a way which minimises healt and safety risks to its employees, contractors, customers and members of the public.

The Company's Health and Safety management system is being developed against the p...ciples set out in the Health and Safety Executive publication HS(G)65: Successful Health and Safety Management. While the Company has not been subject to any enforcement action in the last year, and its injury frequency rates have remained very low, the Company's commitment to continuous improvement in health and safety management remains undiminished.

Over the last year the Company has:

- Audited its management system using the Royal Society for the Prevention of Accidents' Quality Safety Auditing;
- Introduced a revised methodology for Risk Assessment and is rolling this out across the Company supported by an extensive in-house training programme; and
- Introduced a revised incident reporting procedure designed to encourage the reporting of 'near hit/miss'.

The plans for next year include:

- The development of a revised process and structure to improve arrangements for staff consultation;
- Continued roll-out of revised Risk Assessment;
- A planned Active Monitoring programme, which will provide information to local and senior management by systematically sampli..g the Company's activities and sites;
- Providing awareness and training for all levels of staff but particularly senior management; and
- Further auditing using the Royal Society for the Prevention of Accidents' QSA system.

Charitable and Political Donations
During the financial year the Company made no donations for charitable or political purposes

Creditor Payment Policy and Practice
The Group's current policy and practice concerning the payment of the majority of its trade creditors is to follow the better Payment Practice Code. Copies are available upon request from the Company Secretary. For other suppliers, the Group's policy and practice is to settle terms of payment when agreeing the terms of the transaction, to include the terms in contracts, and to pay in accordance with its contractual and legal obligations. The Group's "creditor days" at 31 March 2001 were 29 days.

Auditors
A resolution to re-appoint PricewaterhouseCoopers as auditors to the Company will be proposed at the Annual General Meeting

Annual General Meeting
The Annual General Meeting will be held at The Thistle Hotel, 36 Cambridge Street, Glasgow, G2 3HN on Wednesday 11 July 2001 at 11.00 a.m. Details of the resolutions to be proposed at the Annual General Meeting are contained in the Notice of Annual General Meeting on pages 61 and 62.

By Order of the Board

David Macleod

David Macleod
Secretary

30 April 2001

Corporate Governance Report

The Company is committed to high standards of corporate governance and supports the Principles of Good Governance and the Code of Best Practice (the Combined Code). The following describes how the principles of corporate governance are applied in the Company and reports the Company's compliance with the provisions of the Combined Code.

Board of Directors

At the year end, the Board comprised three Executive and six Non-executive Directors (including a Non-executive Chairman). A fourth Executive Director was appointed on 2 April 2001, James Reid, Executive Director, Sales and Marketing. With effect from 23 May 2001, Ian Russell, following his appointment in April as Chief Executive of Scottish Power plc, resigns as Chairman and as a Non-executive Director. Charles Berry assumes the position of Chairman on 23 May 2001 and David Nish will be appointed as a Non-executive Director with effect from the same date. Two of the Non-executive Directors, namely the Chairman and one other, have been appointed by Scottish Power plc, the Company's principal shareholder, in accordance with the terms of the relationship agreement to which the Company and ScottishPower are parties. The remaining four Non-executive Directors are considered by the Board to be independent and free from any business or other relationship which could materially interfere with the exercise of their independent judgement. Three of the four Non-executive Directors were appointed during the year and they are Michael de Kare-Silver, Roy Brown and Jo Connell. Ian Chippendale has been identified as the senior independent Non-executive Director. During the course of the year, there was a brief period when the Company did not have the proper minimum number of independent Non-executive Directors. This was due to the resignation of Lord Mackay on his appointment as a High Court Judge in Scotland and the death of Jonathan Solomon. However, the subsequent appointment of the three new Non-executive Directors has addressed this deficiency. There is a well-established division of authority and responsibility between the Non-executive Chairman and the Chief Executive.

In accordance with the Articles of Association, John Maguire, Michael de Kare-Silver, Jo Connell, Roy Brown, James Reid and David Nish are required to retire from office at the Annual General Meeting being the first opportunity for the shareholders to elect them after their appointment. Those Directors being eligible, offer themselves for election. One further Director is required to retire in accordance with the Articles of Association's provisions on retirement by rotation and therefore Charles Berry will retire from office at this time, and being eligible, offers himself for re-election. The Combined Code recommends that all Directors should be subject to re-election by the shareholders at regular intervals and at least every three years and this recommendation was adopted in the Articles of Association.

Details of Directors' remuneration are contained in Note 32 to the Accounts on page 56 to 58 and the Company's remuneration policy and the principles under which it has been formulated and applied are described in the Report of the Board on Remuneration as set out on page 24.

The Board recognises that it is responsible for the Company's system of internal control and for reviewing its effectiveness. Such a system can only provide reasonable assurance and not absolute assurance against material misstatement or loss, as it is designed to manage rather than eliminate the risk of failure to achieve the business objectives.

The Board meets monthly and has a schedule of matters concerning key aspects of the Company's activities which are specifically referred to it for its collective decision, principally relating to the strategy, direction and financial performance of the Company. All Directors have access to the advice and services of the Company Secretary, who is responsible for ensuring that all Board procedures are observed. Any Director wishing to do so, in furtherance of his duties, may take independent professional advice at the Company's expense.

Board Committees

The Board has three principal standing committees: the Audit Committee, Nomination Committee and Remuneration Committee. The composition, purpose and function of these committees are described below.

Audit Committee

The Audit Committee is comprised of three Non-executive Directors and is chaired by Ian Chippendale. It meets quarterly, has written terms of reference and its remit is to review the annual and interim Accounts and the appropriateness of accounting policies, to review internal controls and financial reporting, and to make recommendations on these matters to the Board. It also considers the appointment and fees of the external and internal auditors, reviews the internal audit plan and resulting reports and discusses the action taken on problem areas identified by Board members or in the internal and external audit reports.

The Chairman of the Audit Committee reports the outcome of the Audit Committee meetings to the Board and the Board receives the minutes of all Audit Committee meetings.

Nomination Committee

The Nomination Committee is chaired by the Company's Non-executive Chairman with, as members of the Committee, the Chief Executive and one independent Non-executive Director. It has written terms of reference and its remit is to consider and make recommendations to the Board on the appointment of Directors, having regard to the overall balance and composition of the Board, and to review and advise upon issues of succession planning.

Remuneration Committee

The Remuneration Committee is comprised exclusively of three independent Non-executive Directors, is chaired by Michael de Kare-Silver and meets regularly. The remit is to assess the performance of the Executive Directors and to consider and make recommendations to the Board on remuneration policy for Executive Directors and senior managers. The Committee is committed to the provisions of the Combined Code and seeks to design policies which will attract, retain and motivate Executive Directors and senior managers of the required calibre.

The Committee also has responsibility for reviewing the operation of the Company's bonus and incentive schemes.

The Chairman of the Remuneration Committee reports the outcome of the Committee meetings to the Board and the Board receives the minutes of all Remuneration Committee meetings.

The Report of the Board on Remuneration for the year is set out on page 24.

Internal Control

The Board has adopted an approach, which is in line with the guidance issued by the London Stock Exchange, in establishing the Company's internal control procedures and policies. The Combined Code introduced a requirement that the effectiveness of the system of internal control, including financial, operation, compliance and risk management, is reviewed by the Directors. In addition, the Internal Control Guidance for Directors on the Combined Code (the Turnbull Report) published in September 1999, provides guidance to directors in respect of this requirement.

The Board can confirm that at the year-end it has the necessary procedures and policies to fully comply with the requirements of the Turnbull Report. This has been an evolutionary process and it was predicted in last year's report that this would be established by the middle of the financial year. Significant progress had been made at that time and it was agreed that further work was, however, required to ensure the procedures were satisfactorily embedded. This further work has taken place resulting in full compliance at the financial year-end. The approach established seeks to identify the nature and extent of the key types of risk, evaluate their seriousness and likelihood of materialising and consider the effectiveness of the controls in place. The approach also considers the benefits of such controls, in relation to costs incurred.

SC192666

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Control Environment

The Company is committed to ensuring an appropriate control environment exists, which will not slow growth or stifle innovation.

The organisational structure is defined and communicated and individual objectives and authority levels are identified.

Each Executive Director has been given responsibility for specific aspects of the Company's business. The Management Board is the key decision making body at Executive level in the Company and is chaired by the Chief Executive.

It meets monthly in advance of the Thus plc main Board and focuses on business plan implementation, strategy, competitive positioning, policy and customers. Reporting to the Management Board are the following performance management groups which meet weekly, focusing on the implementation of this year's annual budget.

Performance Reviews, chaired by the Chief Financial Officer, to review operational performance by line of business throughout the Company, and improve forecasting and budgeting on an ongoing basis.

Capital Planning and Programme Management, chaired by the Projects Director to track capital investment, major bids, facilities and major project implementation.

Operations Management, chaired by the Operations Director to manage the day-to-day operations of the business and linkages to sales, billing and provisioning.

Identification and Assessment of Business Risk and Evaluation of Controls

The Company's risk management framework has continued to develop during the year. Risk Assessments have been carried out on all key processes and quarterly reviews are carried out, by the Corporate Risk Group, to ensure this is a continuous process which is embedded into the business. The Risk Assessments cover all aspects of business risk such as financial, operational, strategic, compliance and business continuity risk.

The key sources of assurance over business risk have been integrated into the Corporate Risk Group which ensures a co-ordinated and consistent approach to the management of risk and advises and supports management to enable ownership of risk management to sit within the business.

A training programme was conducted to give key staff across the business the skills that will enhance their ability to identify and manage risk. Further training will be delivered at regular intervals to ensure that new staff joining the Company understand the risk management framework.

Monitoring

The quarterly reviews of the risk registers produce an assessment of residual risk, by process, across the business (the "corporate risk map") which is presented to the Audit Committee each quarter.

Effectiveness of internal control is audited and assessed by the internal audit function under the direction of the Head of Corporate Risk.

The operation of the Company's health and safety management system is audited by the Safety Health & Environment team to assess whether the health and safety risks are being appropriately controlled.

The Board carries out an annual review of the effectiveness of the system of internal control and risk management processes.

Directors' Responsibility for the Accounts

The Directors are required by law to prepare Accounts for each financial year and to present them annually to the Company's members at the Annual General Meeting. The Accounts, of which the form and content are prescribed by the Companies Act 1985 and applicable accounting standards, must give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year, and of the Group's profit or loss for the period.

The Directors consider that, in preparing the Accounts:

- suitable accounting policies have been used and applied consistently;
- reasonable and prudent judgements and estimates have been made;
- applicable accounting standards have been followed; and
- it was appropriate to prepare the Accounts on the going concern basis.

The Directors are responsible for maintaining proper accounting records and sufficient internal controls to safeguard the assets of the Company and of the Group and for taking reasonable steps to prevent and detect fraud or any other irregularities.

Auditors' Responsibilities

The Company's registered auditors, PricewaterhouseCoopers, are responsible for forming an independent opinion on the Accounts of the Group as presented by the Directors, and for reporting their opinion to the Company's members. The report of the auditors to the members of Thus plc is set out on page 25.

Report of the Board on Remuneration

The Remuneration Committee is chaired by Michael de Kare-Silver who was appointed to the post on 22 November 2000. The Committee consists exclusively of independent Non-executive Directors of the Company. Michael de Kare-Silver is assisted by Ian Chippendale and by Jo Connell who was appointed to the Committee with effect from 1 January 2001. Following the death of the previous Remuneration Committee Chairman, the Company operated for part of the year without a fully constituted Remuneration Committee.

Remuneration Policy
In determining the Company's broad policy for executive remuneration, and in particular the remuneration package for each of the Executive Directors, the Committee aims to provide remuneration which is competitive and appropriate in the markets in which the Company operates and which ensures the right rewards are provided to motivate, incentivise and retain the senior executives of the Company. In particular, the Committee aims to provide a remuneration structure that:

- encourages superior short and long-term performance;
- maximises long-term shareholder value;
- encourages Executives to more closely align their interests with those of shareholders by building up significant shareholdings in the Company; and
- is competitive with other telecommunications companies operating in the UK.

When appropriate, the Committee invites the views of the Chief Executive and the Director of Human Resources as well as commissioning reports from expert remuneration consultants.

Salaries and benefits

Base Salary
The Committee sets the base salary for each Executive Director by reference to individual performance and to external market information prepared by expert remuneration consultants. Following an adjustment to Executive Directors' salaries in April 2000, which brought those salaries to a competitive position, no further adjustments were made during the year and no salary increases have been proposed for the year 2001/02. In addition, despite the best endeavours of all employees, the Remuneration Committee felt it inappropriate to pay bonuses to the Executive Directors for the year 2000/01 in the light of Company performance during that period.

Annual Bonus
Executive Directors and senior executives participate in the Company's annual bonus plan. The scheme focuses on corporate and business performance and provides a maximum total payment of 70% of salary in respect of the Executive Directors and 50% of salary for senior executives. 40% of these amounts are paid for business performance in line with expectations, with payments above these amounts being reserved for exceptional business performance.

Long Term Incentives
The Company operates an executive share option scheme known as the Thus plc Discretionary Share Option Scheme (2000), under which market value options may be granted. Grants were made during the year at the discretion of the Committee to certain Executive Directors and employees. These options will generally only become exercisable if very demanding performance targets are met (based on total shareholder return).

No invitation was made under the savings-related share option scheme (pursuant to which options can be granted on an all employee basis). Instead a grant to each member of staff (excluding Executive Directors) of 2,000 share options was made under the discretionary scheme during the financial year.

Pension and Other Benefits
The Executive Directors, and other senior management of the Company, are provided with pension benefits through ScottishPower. Normal retirement age is 63 and pensionable salary is defined as base salary in the 12 months prior to leaving the Company.

Executive Directors are eligible for a range of benefits on which they are assessed for tax. These include the provision of a company car, fuel, and private medical provision. Senior executives are also eligible for these benefits.

Service Contracts
The Executive Directors have service contracts that are terminable on one year's notice by either the individual or the Company.

Remuneration Policy for Non-executive Directors
Each Non-executive Director has been appointed for a term of three years terminable at the request of the Board of the Company. The remuneration of Non-executive Directors is determined by the Board and consists of fees for their services. Mr Russell and Mr Berry, being Directors of ScottishPower, receive no remuneration from the Company for their services. Full details of the remuneration of the Directors are contained in Note 32 to the Accounts on pages 56 to 58.

Independent Auditors' Report to the Members of Thus plc

We have audited the Accounts on pages 26 to 59.

Respective Responsibilities of Directors and Auditors
The Directors are responsible for preparing the Annual Report. As described on page 23, this includes responsibility for preparing the Accounts in accordance with applicable United Kingdom accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority and our profession's ethical guidance.

We report to you our opinion as to whether the Accounts give a true and fair view and are properly prepared in accordance with the United Kingdom Companies Act. We also report to you if, in our opinion, the Directors' Report is not consistent with the Accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Accounts.

We review whether the statement on pages 22 to 23 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of Audit Opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Accounts.

Opinion
In our opinion the Accounts give a true and fair view of the state of affairs of the Company and the Group at 31 March 2001 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Glasgow
30 April 2001

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Accounting Policies and Definitions

Turnover Definitions

The Group's turnover comprises revenues from Internet services, interactive services, data and telecom services and contact centre services, each of which are defined as follows:

Internet Services
Revenues from Internet services comprise monthly access fees paid by Internet dial up subscribers, Ingress receipts, revenue from business access services (including the provision of leased lines, web design and e-commerce services) and revenues from wholesale Internet services provided to Virtual Internet Service Providers.

Interactive Services
Revenue from interactive services comprise the Group's share of premium rate call charges.

Data and Telecom Services
Revenues are derived from the provision of switched services, capacity and data services and facility management services.

Contact Centre Services
Revenues represent the provision of outsourced contact centres, telemarketing, systems integration and consulting services.

Cost Definitions

The Group's costs comprise of cost of sales, selling and distribution and administration costs.

Cost of Sales
Cost of sales consists of interconnect costs and payments to other Public Telecommunications Operators (PTO's), network costs and depreciation, interactive royalties and related costs and contact centre costs.

Selling and Distribution Costs
Selling and distribution costs comprise expenditure on marketing, advertising and promotions, together with the salaries and associated costs of the sales and marketing function.

Administration Expenses
Administration expenses comprise expenditure on customer services, human resources, information technology, legal and regulatory compliance and non-operational property together with depreciation of non-network assets and costs recharged from ScottishPower for central administrative services.

Other Definitions

Company (or Thus)
Thus plc

ScottishTelecom Businesses
The businesses acquired by the Company on 30 September 1999 together with SOL

SOL
Scotland On-Line Limited

Group
Thus plc and its subsidiaries and, for the periods prior to 30 September 1999, the ScottishTelecom Businesses.

Subsidiary Undertakings
Entities in which the Company holds a long term controlling interest.

ScottishPower
Scottish Power UK plc and its subsidiaries.

ScottishPower Facilities Management Contract
The Strategic Network Facilities Management Agreement and Operational Systems Facilities Management Agreement as detailed in Note 30 on page 51.

Accounting Policies

Basis of Preparation
The Accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards in the UK and with the requirements of the Companies Act 1985.

The Company was incorporated on 19 January 1999, and owns the Internet services, interactive services, data and telecom services and contact centre services businesses previously owned by certain wholly owned subsidiaries of ScottishPower. These businesses, hereinafter described as "the ScottishTelecom Businesses" were acquired on 30 September 1999, together with ScottishPower's 50% shareholding in SOL. The consideration for the acquisitions was satisfied in shares.

In accordance with the group reconstruction provisions of Financial Reporting Standard No. 6, the consideration was recorded as the book value of the assets and liabilities acquired and the acquisitions of the ScottishTelecom Businesses and the 50% shareholding in SOL have been accounted for on the basis of merger accounting principles.

Consequently, although the Company was not incorporated until 19 January 1999, the acquisition of the ScottishTelecom Businesses and the 50% shareholding in SOL did not take place until 30 September 1999, the Accounts are presented as if the ScottishTelecom Businesses, SOL and the Company have always been part of the same Group.

The comparative consolidated profit and loss account for the year ended 31 March 2000 therefore reflects the trading results of the Company for the six month period from 1 October 1999, being the date the Company commenced trading to 31 March 2000, the trading results of the businesses which were acquired by the Company from ScottishPower for the six month period from 1 April 1999 to 30 September 1999 and the trading results of subsidiaries for the year ended 31 March 2000.

The former interest of the relevant ScottishPower subsidiaries in the businesses acquired by the Company was accounted for as part of the ScottishPower loan account balance within creditors. All profits and losses generated by these businesses prior to their acquisition by the Company on 30 September 1999 were transferred to the ScottishPower loan account balance.

A summary of the more important Group accounting policies is set out below:

Basis of Consolidation
The Group Accounts include the Accounts of the Company and its subsidiary undertakings.

Turnover
Turnover, which excludes Value Added Tax, represents the value of goods and services supplied to customers during the year.

Interest
All interest payable and receivable is reflected in the profit and loss account as it accrues.

Taxation
The credit for taxation is based on the results for the year and takes into account taxation deferred, using the liability method, in respect of timing differences only to the extent that it is probable that a liability will crystallise in the foreseeable future. Such timing differences arise primarily from the differing treatment for taxation and accounting purposes of provisions and of depreciation of fixed assets.

Accounting Policies and Definitions *continued*

Intangible Fixed Assets
Licence fees are capitalised at cost, less provision for any impairment in value, and amortised over the remaining licence period once the relevant network to which a licence relates becomes operational and a service is launched to the public.

Costs associated with the development of new products or services are capitalised and amortised over the anticipated life of the new product or service once this is launched to the public.

Tangible Fixed Assets
Tangible fixed assets are stated at cost, less provision for any impairment in value, and are depreciated on the straight line method over their estimated operational lives. Tangible fixed assets include capitalised employee costs and other costs which are directly attributable to the construction of fixed assets. The main depreciation periods used are as set out below:

	Years
Land and buildings	
Alterations to leasehold premises	Over lease period or useful life if shorter
Buildings: Equipment accommodation modules	10
Plant and equipment	
Underground network	40
Fibre optic cable	20
Electronics, customers' systems and base stations	10
Customer connections	5
Tools	4
Other	
Furniture and fittings	10
Vehicles	4
Computers and related software	3 to 5

Investments
Investments in subsidiary undertakings are stated in the balance sheet of the parent Company at cost less provision for any impairment in value.

Own Shares Held Under Trust
Shares in the Company purchased for employee share options are held under trust and are recorded within Investments in the balance sheet at cost.

Stocks
Stocks and work in progress are valued at the lower of cost and net realisable value.

Finance and Operating Leases
Assets leased by the Group under finance leases are capitalised and depreciated in line with the Group's depreciation policy. The interest element of the finance lease repayments is charged to the profit and loss account in proportion to the balance of the capital repayments outstanding. Rentals payable under operating leases are charged to the profit and loss account as incurred. Rent free periods received by the Group, at the inception of new operating leases for properties, are recognised in the profit and loss account over the period of the lease or, if shorter than the full lease term, over the period to the renew date at which the rent is first expected to be adjusted to the prevailing market rate

Foreign Currencies
Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. At the year end, monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. Any gain or loss arising on the restatement of such balances is taken to the profit and loss account. The Accounts of the overseas entity and branch are translated at the rate of exchange ruling at the balance sheet date. The exchange difference arising on the retranslation of opening net assets is taken directly to reserves.

Financial Instruments
The Group enters into forward contracts for the purchase of tangible fixed assets denominated in a foreign currency in order to manage its exposure to fluctuations in currency rates. Gains and losses on foreign currency hedges are deferred and recognised as an adjustment to the carrying amount of the tangible fixed assets when the hedged transaction occurs.

Pensions
The Group participates in Group pension arrangements, consisting of both defined benefit and defined contribution schemes, operated by the ScottishPower Group. Contributions and pension costs for the defined benefit arrangements are based on pension costs across the ScottishPower Group as a whole. Pension costs are accounted for on the basis of charging the expected cost of providing pensions over the period during which the Company benefits from the employees' services. The effects of variations from regular costs are spread over the expected remaining working lifetime of members of the scheme after making suitable allowances for future withdrawals. Payments to the defined contribution schemes are charged against profit as incurred.

For a minority of employees the Company pays varying levels of contributions to personal pension schemes. The costs are charged against profit as incurred.

Government Grants
Government grants are treated as deferred income and are released to the profit and loss account over the estimated operational lives of the related assets.

18-09-01

Group Profit and Loss Account

for the year ended 31 March 2001

	Notes	2001 £'000	2000 £'000
Turnover from continuing operations	1	**233,842**	216,903
Cost of sales		**(173,318)**	(126,994)
Gross profit from continuing operations		**60,524**	89,909
Selling and distribution		**(38,404)**	(38,894)
Administration expenses		**(80,074)**	(59,973)
Operating loss from continuing operations	2	**(57,956)**	(8,958)
Exceptional item			
– Loss on termination of an operation	4	**–**	(43,467)
Loss on ordinary activities before interest		**(57,956)**	(52,425)
Net interest charge	5	**(8,987)**	(10,686)
Loss on ordinary activities before taxation		**(66,943)**	(63,111)
Taxation on loss on ordinary activities	6	**292**	6,387
Loss after taxation		**(66,651)**	(56,726)
Minority interest	23	**1,073**	30
Loss for the financial year		**(65,578)**	(56,696)
Appropriations – non equity	8	**(2,500)**	(1,127)
Loss retained before transfer to balance with ScottishPower		**(68,078)**	(57,823)
Transfer to balance with ScottishPower	16c	**–**	55,192
Loss retained	22	**(68,078)**	(2,631)
Loss per ordinary share (pence)	7	**(9.79)**	(9.02)
Adjusting item – exceptional item (pence)		**–**	6.78
Loss per ordinary share before exceptional item (pence)		**(9.79)**	(2.24)
Diluted loss per ordinary share (pence)	7	**(9.79)**	(9.02)
Adjusting item – exceptional item (pence)		**–**	6.78
Diluted loss per ordinary share before exceptional item (pence)		**(9.79)**	(2.24)

The Accounting Policies and Definitions on pages 26 to 28, together with the Notes on pages 33 to 59 form part of the Accounts.

18-09-01

Statement of Total Recognised Gains and Losses

for the year ended 31 March 2001

	Notes	2001 £'000	2000 £'000
Loss for the financial year		**(65,578)**	(56,696)
Currency translation differences on overseas net assets	22	**394**	13
Total recognised losses for the financial year		**(65,184)**	(56,683)

Reconciliation of Movements in Shareholders' Funds

for the year ended 31 March 2001

	Notes	2001 £'000	2000 £'000
Loss for the financial year		**(65,578)**	(56,696)
Appropriations – non equity	8	**(2,500)**	(1,127)
Loss retained		**(68,078)**	(57,823)
Currency translation differences on overseas net assets	22	**394**	13
Transfer from ScottishPower loan account	14	**-**	55,192
Reversal of appropriations – non equity	22	**2,500**	1,127
Share capital issued		**-**	334,937
Net movement in shareholders' funds		**(65,184)**	333,446
Opening shareholders' funds		**348,148**	14,702
Closing shareholders' funds		**282,964**	348,148

Analysis of Consolidated Loss

for the year ended 31 March 2001

	2001 £'000	2000 £'000
Pre merger period to 30 September 1999		
Company (from date of incorporation)	**-**	-
Businesses acquired by the Company on 30 September 1999	**-**	(55,192)
Subsidiaries	**-**	109
	-	(55,083)
Post merger period to 31 March 2001		
Company	**(64,832)**	(1,697)
Subsidiaries	**(746)**	84
	(65,578)	(1,613)
Total	**(65,578)**	(56,696)

The Accounting Policies and Definitions on pages 26 to 28, together with the Notes on pages 33 to 59 form part of the Accounts.

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Balance Sheets

as at 31 March 2001

	Notes	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
Fixed assets					
Intangible assets	9	**486**	1,654	**482**	1,629
Tangible assets	10	**447,500**	346,837	**463,847**	344,444
Investments	11	**44,250**	-	**27,687**	1,141
		492,236	348,491	**492,016**	347,214
Current assets					
Stocks	12	**10,741**	8,680	**8,692**	8,680
Debtors:					
- Other debtors	14	**92,480**	74,736	**92,492**	74,904
- Funds deposited with ScottishPower		**17,550**	29,533	**17,550**	29,533
		110,030	104,269	**110,042**	104,437
Cash at bank and in hand	27	**3,484**	1,524	**2,711**	540
Total current assets		**124,255**	114,473	**121,445**	113,657
Creditors: amounts falling due within one year					
Other creditors	15	**(145,798)**	(107,751)	**(144,101)**	(106,093)
Loans and other borrowings	16	**(3,900)**	(2,153)	**(96)**	(768)
Total creditors falling due within one year		**(149,698)**	(109,904)	**(144,197)**	(106,861)
Net current (liabilities)/assets		**(25,443)**	4,569	**(22,752)**	6,796
Total assets less current liabilities		**466,793**	353,060	**469,264**	354,010
Creditors: amounts falling due after more than one year					
Loans and other borrowings:					
- ScottishPower loan account	16	**(180,600)**	-	**(180,600)**	-
- Loans and other borrowings	16	**(4,306)**	(4,402)	**(4,306)**	(4,402)
Total creditors falling due after more than one year		**(184,906)**	(4,402)	**(184,906)**	(4,402)
Provisions for liabilities and charges	18	**(195)**	(680)	**(195)**	(680)
Deferred income	19	**(13)**	(42)	**(13)**	(42)
Net assets		**281,679**	347,936	**284,150**	348,886
Capital and reserves					
Called up share capital	21	**42,637**	42,637	**42,637**	42,637
Share premium		**307,933**	307,933	**307,933**	307,933
Profit and loss account	22	**(67,606)**	(2,422)	**(66,420)**	(1,684)
Shareholders' funds		**282,964**	348,148	**284,150**	348,886
Equity minority interest	23	**(1,285)**	(212)	-	-
Capital employed		**281,679**	347,936	**284,150**	348,886
Equity Shareholders' funds		**254,337**	322,021	**255,523**	322,759
Non equity Shareholders' funds		**28,627**	26,127	**28,627**	26,127
Total Shareholders' funds		**282,964**	348,148	**284,150**	348,886

The Accounting Policies and Definitions on pages 26 to 28, together with the Notes on pages 33 to 59 form part of the Accounts.

Approved by the Board on 30 April 2001 and signed on its behalf by

William Allan
Chief Executive

John Maguire
Chief Financial Officer

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Group Cash Flow Statement

for the year ended 31 March 2001

	Notes	2001 £'000	2000 £'000
Net cash inflow/(outflow) from continuing operating activities	25	**2,468**	(2,331)
Returns on investments and servicing of finance	24a	**(8,373)**	(10,357)
Taxation – group relief received		**6,597**	6,225
Free cash flow		**692**	(6,463)
Capital expenditure and financial investment	24b	**(191,966)**	(124,481)
Cash flow before acquisitions		**(191,274)**	(130,944)
Acquisitions	24c	**(1,000)**	(1,000)
Cash flow before management of liquid resources		**(192,274)**	(131,944)
Management of liquid resources	24d	**11,983**	(29,533)
Cash outflow before financing		**(180,291)**	(161,477)
Financing	24e	**182,563**	163,420
Increase in cash in the year	27	**2,272**	1,943

Free cash flow represents cash flow from continuing operating activities after adjusting for returns on investments and servicing of finance and taxation.

Reconciliation of Net Cash Flow to Movement in Net (Debt)/Funds

for the year ended 31 March 2001

	Notes	2001 £'000	2000 £'000
Increase in cash in the year	27	**2,272**	1,943
Cash (inflow)/outflow from (increase)/reduction in debt	24e, 27	**(182,563)**	171,517
Cash (inflow)/outflow from (decrease)/increase in liquid resources	24d, 27	**(11,983)**	29,533
Change in net (debt)/funds resulting from cash flows		**(192,274)**	202,993
Other non-cash movements		**–**	55,192
Movement in net (debt)/funds in the year		**(192,274)**	258,185
Net funds/(debt) at beginning of the year	27	**24,502**	(233,683)
Net (debt)/funds at end of the year	27	**(167,772)**	24,502

The Accounting Policies and Definitions on pages 26 to 28, together with the Notes on pages 33 to 59 form part of the Accounts

Notes to the Accounts

for the year ended 31 March 2001

1 Segmental reporting

Turnover has been analysed below between Internet services, interactive services, data and telecom services, and contact centre services. The Directors consider these to be the same class of business and accordingly no segmental analysis of operating loss or net assets has been given.

	2001 £'000	2000 £'000
Turnover analysis		
Internet services	**76,103**	74,866
Interactive services	**22,734**	34,233
Data and telecom services	**107,486**	78,664
Contact centre services	**27,519**	29,140
	233,842	216,903
Turnover by origin		
United Kingdom	**228,590**	212,419
Europe	**5,252**	4,484
	233,842	216,903
Turnover by destination		
United Kingdom	**227,795**	211,609
Europe	**6,047**	5,294
	233,842	216,903

2 Operating loss

	Note	2001 £'000	2000 £'000
Operating loss is stated after charging/(crediting).			
Depreciation on tangible fixed assets			
- owned assets		**24,738**	21,032
- under finance leases		**621**	936
Amortisation of intangible fixed assets	9, 25	**1,182**	1,247
Loss on disposal of tangible fixed assets	25	**438**	71
Hire of assets under operating leases			
- hire of plant and machinery		**-**	4
- other operating lease rentals		**10,054**	5,451
Exchange rate (gains)/losses		**(6)**	138
Release of government grants	19, 25	**(29)**	(29)
Release of provisions for liabilities and charges		**-**	(681)
Exceptional item			
- year 2000 compliance	a	**-**	4,043
Auditors' remuneration for audit of			
- group		**203**	170
- company		**203**	170

(a) Thus plc incurred exceptional costs totalling £4,043,000, in the prior year, principally for staff working to ensure the continuity of operations over the millennium period.

(b) Fees of £414,000 were paid to the auditors in respect of non-audit work in the current year (2000: £1,664,000)

Notes to the Accounts

for the year ended 31 March 2001

3 Employees

(a) Employee costs	Note	2001 £'000	2000 £'000
Wages and salaries		68,906	58,339
Social security costs		6,699	5,473
Pension costs	25	3,130	1,261
Total employee costs		78,735	65,073
Less: charged as capital expenditure		(10,496)	(5,840)
Charged to the profit and loss account		68,239	59,233

(b) Employee numbers

The year end and average number of employees (full-time and part-time) employed by the Group, including Executive Directors, were:

	At 31 March 2001	At 31 March 2000	Average 2001	Average 2000
Operations	703	699	691	661
Selling and distribution	337	303	359	287
Administration and customer services	529	531	542	502
Contact centres	1,117	983	1,104	929
	2,686	2,516	2,696	2,379
The number of full-time equivalent staff were	2,614	2,472	2,624	2,280

	2001	2000
United Kingdom	2,613	2,284
Europe	82	94
USA	1	1
	2,696	2,379

4 Exceptional item

The exceptional charge, that arose in the six months to September 1999, of £43,467,000 related to the costs arising as a result of the Company's decision to withdraw from the use of fixed radio access technology, including a provision for impairment of assets of £40,467,000. The provision for impairment comprised £20,405,000 in respect of the fixed radio access licence, £18,094,000 in respect of plant and equipment and £1,968,000 in respect of stocks.

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5 Net interest charge

(a) Analysis of net interest charge	Note	2001 £'000	2000 £'000
Interest on overdrafts and other borrowings		9,069	11,461
On finance leases		401	612
Total interest payable		9,470	12,073
External interest receivable		(99)	(5)
Interest receivable from ScottishPower	30b	(384)	(1,380)
Net interest charge		8,987	10,688

(b) Analysis of total interest payable	Note	2001 £'000	2000 £'000
– Bank loans and overdrafts		8	75
– External loan notes		138	42
– On intragroup borrowings with ScottishPower	30b	7,026	10,723
– On loan notes with ScottishPower	30b	40	37
– Finance leases with ScottishPower	30b	401	612
– Arrangement fee for revolving working capital facility with ScottishPower	30b	250	100
– Commitment fee for revolving working capital facility with ScottishPower	30b	1,587	484
		9,470	12,073

6 Taxation credit on loss on ordinary activities

Taxation on the loss for the year	2001 £'000	2000 £'000
UK Corporation tax credit at 30% (2000: 30%)	-	6,387
Adjustments in respect of prior year	292	-
	292	6,387

There is no corporation tax payable in the current year, due to losses arising.

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Notes to the Accounts

for the year ended 31 March 2001

7 Loss per ordinary share

(a) Loss per ordinary share has been calculated in accordance with FRS 14 "Earnings per Share" for both years by dividing the loss for the financial year, after non equity appropriations, by the weighted average number of ordinary shares in issue during the financial year, based on the following information:

	2001 £'000	2000 £'000
Loss for the financial year after non equity appropriations	**(68,078)**	(57,823)
Basic weighted average share capital (number of shares, thousands)	**695,353**	640,951
Diluted weighted average share capital (number of shares, thousands)	**695,353**	640,951

The basic weighted average share capital excludes shares held by the Company under Trust in connection with the Employee Share Schemes. The impact of the share options is antidilutive and has therefore been excluded from the calculation of diluted weighted average share capital.

(b) The calculation of loss per ordinary share, on a basis which excludes the exceptional item, is based on the following adjusted losses:

	Note	2001 £'000	2000 £'000
Loss for the financial year after non equity appropriations		**(68,078)**	(57,823)
Adjusting item – exceptional item	4	**–**	43,467
Adjusted loss		**(68,078)**	(14,356)

Adjusted loss per ordinary share has been presented in addition to loss per ordinary share calculated in accordance with FRS 14 in order that more meaningful comparisons of financial performance can be made.

8 Appropriations – non equity

	Note	2001 £'000	2000 £'000
Appropriations:			
Cumulative participating non-redeemable preference shares			
10% Cumulative preferential appropriation (Note 21(i))	22	**2,500**	1,127

In accordance with the provisions of FRS 4 "Capital Instruments", the cumulative participating non-redeemable preference shares have been classified as non equity and the Company has, therefore, appropriated through the profit and loss account an amount equal to the preference share dividends for the year. As the Company did not have sufficient distributable reserves in order to pay such preference share dividends, the amount was credited back in the profit and loss account reserve. This amount has been included in the balance of non equity interests on the face of the Balance Sheet.

9 Intangible fixed assets

(a) Group	Note	Licences £'000	Other £'000	Total £'000
Cost				
At 1 April 2000		22,540	2,029	24,569
Additions		-	14	14
Disposals		(22,040)	-	(22,040)
At 31 March 2001		**500**	**2,043**	**2,543**
Aggregate amortisation				
At 1 April 2000		22,040	875	22,915
Charge for the year	2, 25	138	1,044	1,182
Released on disposal		(22,040)	-	(22,040)
At 31 March 2001		**138**	**1,919**	**2,057**
Net book value at 31 March 2001		**362**	**124**	**486**
Net book value at 31 March 2000		500	1,154	1,654

(b) Company	Licences £'000	Other £'000	Total £'000
Cost			
At 1 April 2000	22,540	1,939	24,479
Additions	-	14	14
Disposals	(22,040)	-	(22,040)
At 31 March 2001	**500**	**1,953**	**2,453**
Aggregate amortisation			
At 1 April 2000	22,040	810	22,850
Charge for the year	138	1,023	1,161
Released on disposal	(22,040)	-	(22,040)
At 31 March 2001	**138**	**1,833**	**1,971**
Net book value at 31 March 2001	**362**	**120**	**482**
Net book value at 31 March 2000	500	1,129	1,629

18-09-01

Notes to the Accounts

for the year ended 31 March 2001

10 Tangible fixed assets

(a) Group	Note	Land & buildings £'000	Plant & equipment £'000	Other £'000	Total £'000
Cost					
At 1 April 2000		13,515	349,476	47,549	410,540
Reclassification		715	(55,184)	54,469	-
Additions		(1,713)	125,455	35,178	158,920
Disposals		-	(22,770)	(1,783)	(24,553)
At 31 March 2001		**12,517**	**396,977**	**135,413**	**544,907**
Aggregate depreciation					
At 1 April 2000		636	56,268	6,799	63,703
Reclassification		120	(17,201)	17,081	-
Charge for the year	25	1,262	17,125	16,972	35,359
Released on disposal		-	(19,968)	(1,687)	(21,655)
At 31 March 2001		**2,018**	**36,224**	**39,165**	**77,407**
Net book value at 31 March 2001		**10,499**	**360,753**	**96,248**	**467,500**
Net book value at 31 March 2000		12,879	293,208	40,750	346,837

(b) Company	Land & buildings £'000	Plant & equipment £'000	Other £'000	Total £'000
Cost				
At 1 April 2000	13,515	347,477	46,711	407,703
Reclassification	715	(54,548)	53,833	-
Additions	(1,713)	125,312	33,610	157,209
Disposals	-	(22,770)	(1,783)	(24,553)
At 31 March 2001	**12,517**	**395,471**	**132,371**	**540,359**
Aggregate depreciation				
At 1 April 2000	636	56,069	6,554	63,259
Reclassification	120	(17,152)	17,032	-
Charge for the year	1,262	16,913	16,733	34,908
Released on disposal	-	(19,968)	(1,687)	(21,655)
At 31 March 2001	**2,018**	**35,862**	**38,632**	**76,512**
Net book value at 31 March 2001	**10,499**	**359,609**	**93,739**	**463,847**
Net book value at 31 March 2000	12,879	291,408	40,157	344,444

The net book value of tangible fixed assets held under finance leases by the Group and the Company at 31 March 2001 was £3,508,000 (2000: £4,129,000). The charge for depreciation against these assets during the year was £621,000 (2000: £736,000) (Note 2).

18-09-01

11 Investments

Cost and net book value (a) Group	Total 2001 £'000	Total 2000 £'000
At 1 April 2000	-	-
Additions	24,250	-
At 31 March 2001	24,250	-

Group investments comprise own shares held under Trust. The Directors do not believe that any provision is required for the impairment in the value of own shares held at 31 March 2001, as any impairment is not considered to be permanent.

Cost and net book value (b) Company	Subsidiary undertakings 2001 £'000	Subsidiary undertakings 2000 £'000	Own shares held under trust (c) 2001 £'000	Own shares held under trust (c) 2000 £'000	Total 2001 £'000	Total 2000 £'000
At 1 April	1,141	756	-	-	1,141	756
Additions	2,296	385	[illegible]	-	26,546	385
At 31 March	3,437	1,141	[illegible]	-	27,687	1,141

The investment in subsidiary undertakings represents an investment in shares of £756,000 (2000: £756,000) and loans of £2,681,000 (2000: £385,000).

(c) Shares in the Company held under Trust during the year are as follows:

	Note	Dividends waived	Shares held at 1 April 2000 000's	Shares acquired during year 000's	Shares transferred during year 000's	Shares held at 31 March 2001 000's	Matched value at 31 March 2001 £'000	Market value at 31 March 2001 £'000
Performance Unit Equity Plan (PUEP)	31	no	1,439	-	(639)	800	20	434
UK Profit Sharing Scheme	31	no	146	-	-	146	4	79
Overseas Profit Sharing Scheme	31	no	4	-	-	4	-	2
Thus plc Employee Sharesave Scheme	31	no	-	914	89	1,003	25	544
Executive Share Option Scheme	31	no	-	3,919	90	4,009	100	2,173
Thus plc Discretionary Share Option Scheme (2000)	31	no	-	13,631	-	13,631	341	7,395
Excess shares held in trust			-	286	-	286	7	155
			1,589	18,750	(460)	19,879	497	10,784

Full details relating to the schemes above are contained within the Report of the Board on Remuneration on page 24 and Note 31 to the Accounts.

SC192666

18-09-01

Notes to the Accounts

for the year ended 31 March 2001

12 Subsidiary undertakings

Details of the Company's subsidiary undertakings at 31 March 2001 are as follows:

Company	Country of incorporation	Class of share	Proportion of shares held	Principal activity
Scotland On-Line Limited	Scotland	Ordinary	50%	Internet service provider
Golfing Scotland Limited*	Scotland	Ordinary	50%	Dormant
Demon Internet, Inc	USA	Ordinary	100%	US Internet peering management
Thus Profit Sharing Trustees Limited	Scotland	Ordinary	100%	Trustee

*The investment in this company is held by a subsidiary undertaking.

13 Stocks

	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
Raw materials – replacement parts and consumables	**8,492**	6,203	**8,492**	6,203
Work in progress	**2,049**	2,477	**-**	2,477
	10,741	8,680	**8,492**	8,680

14 Other debtors

	Note	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
Trade debtors		**56,776**	39,141	**57,271**	39,426
Prepayments and accrued income		**23,548**	17,171	**23,207**	17,058
Group relief receivable		**-**	6,305	**-**	6,387
Other taxes and social security		**245**	534	**-**	448
Other debtors		**466**	-	**466**	-
Amounts owed by ScottishPower Group companies	30a(ii)	**11,448**	11,585	**11,448**	11,585
		92,480	74,736	**92,492**	74,904

15 Other creditors

	Note	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
Trade creditors		**17,906**	6,104	**19,175**	5,822
Taxation and social security		**449**	410	**274**	291
Capital creditors and accruals		**43,452**	54,694	**43,452**	54,609
Deferred consideration	26	**-**	1,000	**-**	1,000
Other creditors		**10,089**	-	**8,583**	-
Accruals and deferred income		**72,793**	42,837	**71,508**	41,665
Amounts due to ScottishPower Group companies	30a(ii)	**1,109**	2,706	**1,109**	2,706
		145,798	107,751	**144,101**	106,093

18-09-01

16 Loans and other borrowings

	Notes	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
Bank loans and overdrafts	27	**244**	556	**-**	556
ScottishPower loan account	27, 30b	**180,600**	-	**180,600**	-
Loan notes – ScottishPower	30b, (i)	**500**	500	**-**	-
Loan notes – other	(i)	**3,060**	885	**-**	-
Finance leases – ScottishPower	30b	**4,402**	4,489	**4,402**	4,489
Finance leases – other		**-**	125	**-**	125
		188,806	6,555	**185,002**	5,170

(i) The loan notes are repayable on demand, at the holders' discretion, and interest accrues on a daily basis on the loan notes at 2% above LIBOR.

Scotland On-Line Limited is entitled to redeem all or part of the loan notes after two years from the date of issue. The loan notes have been periodically issued from November 1997 to December 2000.

	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
Repayments fall due as follows:				
Within one year, or on demand	**3,900**	2,153	**96**	768
After more than one year	**184,906**	4,402	**184,906**	4,402
	188,806	6,555	**185,002**	5,170
Repayments due after more than one year are analysed as follows:				
Between one and two years	**180,706**	96	**180,706**	96
Between two and five years	**386**	351	**386**	351
After five years	**3,814**	3,955	**3,814**	3,955
	184,906	4,402	**184,906**	4,402

(a) Analysis of loans and other borrowings

	Note	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
Bank loans and overdrafts due within one year or on demand:					
Secured	(i)	**-**	556	**-**	556
Unsecured		**244**	-	**-**	-
		244	556	**-**	556
Other borrowings:					
ScottishPower loan account	27, (ii)	**180,600**	-	**180,600**	-
Loan notes	27	**3,560**	1,385	**-**	-
Finance lease obligations		**4,402**	4,614	**4,402**	4,614
		188,806	6,555	**185,002**	5,170

(i) During the year ended 31 March 2000 certain of the bank overdrafts of Thus plc were guaranteed by ScottishPower.

(ii) The ScottishPower loan account is repayable on 31 December 2002 and interest is charged at 3% over LIBOR.

(b) Finance lease obligations

	Note	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
Falling due:					
Within one year		**96**	212	**96**	212
Between one and two years		**106**	96	**106**	96
Between two and five years		**384**	351	**384**	351
After five years		**3,814**	3,955	**3,814**	3,955
Amounts falling due after one year		**4,304**	4,402	**4,304**	4,402
Total	27	**4,402**	4,614	**4,402**	4,614

Notes to the Accounts

for the year ended 31 March 2001

16 Loans and other borrowings continued

(c) ScottishPower loan account	Note	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
At 1 April		-	225,020	-	225,020
Net cash inflow/(outflow) from/(to) ScottishPower	24e, 27	**180,600**	(169,828)	**180,600**	(169,828)
Transfer to profit and loss account		-	(55,192)	-	(55,192)
At 31 March	27, 30b	**180,600**	-	**180,600**	-

17 Derivatives and other financial instruments

(a) Financial instruments and risk management

(i) Overview

The main financial risks faced by the Group are funding and liquidity, counterparty and credit risk, interest rate and exchange rate risk; the Board has reviewed and agreed policies for managing each of these risks as summarised below. Speculative trading activities are not permitted.

Thus established its own treasury function this year. Previously the responsibility for the management of these risks was centralised in the ScottishPower treasury function.

(ii) Risk management

Funding and liquidity management
The Group's objective is to maintain continuity of funding for its operations using committed facilities and overdrafts and to maximise interest on surplus funds. Finance leases are also used where considered cost effective. A revolving credit facility with ScottishPower was the Group's main source of financing during the year. Drawings under this facility were subject to various covenants with which the Group complied in full. In addition to this, Scotland On-Line Limited has received funding in the form of loan notes.

Counterparty and credit risk management
Cash placements and derivative transactions give rise to credit risk on the potential default of counterparties. The Group monitors the exposures and the credit rating of its counterparties regularly and uses limits to mitigate the credit risk that the Group may have with any one counterparty. It is not anticipated that any existing counterparties will fail to meet their current obligations.

Interest rate management
The Group's policy is to have a floating rate interest profile, with the exception of finance leases and preference shares. The Group's borrowing facilities and investments are all at sterling LIBOR floating rate of interest. The interest flows are not hedged and this policy has been applied throughout the year.

Foreign exchange management
Thus faces currency exposures in NLG and USD from operating activities generated in the Netherlands and United States and has fixed asset expenditure in USD. In addition, on consolidation, Thus is exposed to risk from the translation of net assets and profits/losses earned in its US subsidiary. Thus does not hedge either the currency exposure on the operating activities to date, which are not considered to be material, or the translation exposure on consolidation as this is considered to be an accounting rather than cash exposure. The foreign currency fixed asset purchases are hedged using forward exchange contracts.

(b) Borrowing facilities

Thus entered into a revolving working capital facility agreement with ScottishPower in November 1999, whereby ScottishPower agreed to provide the Company with an unsecured revolving loan facility of up to £220,000,000. This existing facility was renegotiated and extended by a further £100,000,000 to cover, in particular, the national network roll-out and the service development programme which is planned to be completed in December 2001.

The facility is available for drawing down up to and including 31 December 2002.
Interest accrues daily on advances under the facility at a rate of LIBOR plus an applicable margin of 3% per annum.

An arrangement fee of £250,000 (2000: £100,000) (Notes 5b and 30b) was paid by the Company to ScottishPower upon extension of the existing facility. The Group has the following undrawn committed borrowing facilities at 31 March in respect of which all conditions precedent have been met:

	2001 £'000	2000 £'000
Expiring within one year	-	-
Expiring between one and two years	**140,000**	220,000

18-09-01

17 Derivatives and other financial instruments *continued*

(c) Financial Assets and Liabilities

The only significant financial assets are the cash at bank and in hand with a net book value of £3,484,000 at 31 March 2001 (2000. £1,524,000) of which £1,638,000 was denominated in Sterling (2000: £1,187,000), £1,846,000 was denominated in NL Guilders (2000: £Nil) and £Nil in US Dollars (2000: £337,000) and the funds deposited with ScottishPower totalling £17,550,000 (2000: £29,533,000). These funds are loaned to ScottishPower on a call account basis, and earn interest at 0.5% below LIBOR.

The financial liabilities of the Group at 31 March 2001 are bank loans and overdrafts of £244,000 (2000: £556,000) of which £Nil was denominated in Sterling (2000: £556,000) and £244,000 was denominated in US Dollars (2000: £Nil), loan notes of £3,560,000 (2000: £1,385,000), finance leases of £4,402,000 (2000: £4,614,000), deferred consideration of £Nil (2000: £1,000,000), preference shares of £25,000,000 (2000: £25,000,000) and funds borrowed from ScottishPower totalling £180,600,000 (2000: £Nil). The ScottishPower loan account includes funds borrowed from ScottishPower under the revolving working capital facility.

The maturity of the Group's financial liabilities at 31 March were as follows:

	Debt £'000	Finance leases £'000	Other financial liabilities £'000	Total 2001 £'000
Within one year, or on demand	3,804	96	-	3,900
Between one and two years	180,600	186	-	180,786
Between two and five years	-	306	-	306
After five years	-	3,814	25,000	28,814
	184,404	4,402	25,000	213,806

	Debt £'000	Finance leases £'000	Other financial liabilities £'000	Total 2000 £'000
Within one year, or on demand	1,941	212	1,000	3,153
Between one and two years	-	96	-	96
Between two and five years	-	351	-	351
After five years	-	3,955	25,000	28,955
	1,941	4,614	26,000	32,555

For the purpose of the disclosures which follow in this note, short term debtors and creditors which arise directly from the Group's operations have been excluded as permitted by FRS 13 "Derivatives and Other Financial Instruments: Disclosures".

The Group enters into forward contracts for the purchase of tangible fixed assets denominated in US Dollars only. There were no outstanding forward contracts at the year end (2000: £Nil).

(d) The interest rate risk profile of the Group's financial assets and liabilities at 31 March were as follows:

(i) Financial Assets

At 31 March:	Total 2001 £'000	Floating rate financial assets 2001 £'000	Total 2000 £'000	Floating rate financial assets 2000 £'000
Currency: Sterling				
- Cash at bank and in hand	1,638	1,638	1,187	1,187
- Funds deposited with ScottishPower	17,550	17,550	29,533	29,533
Currency: US Dollars				
- Cash at bank and in hand	-	-	337	337
Currency: NL Guilders				
- Cash at bank and in hand	1,846	1,846	-	-
Gross financial assets	21,034	21,034	31,057	31,057

The floating rate financial assets, in the current year, comprise NLG denominated cash at bank and in hand, and sterling denominated cash at bank and in hand and funds deposited with ScottishPower. The NLG denominated cash at bank and in hand attracts interest at the Netherlands ruling spot rate less an applicable margin, whilst the sterling denominated funds deposited with ScottishPower attract interest based on LIBOR less an applicable margin.

The floating rate financial assets, in the prior year, comprised USD denominated cash at bank and in hand, and sterling denominated cash at bank and in hand and funds deposited with ScottishPower. The funds deposited with ScottishPower attracted interest based on LIBOR less an applicable margin.

Notes to the Accounts

for the year ended 31 March 2001

17 Derivatives and other financial instruments continued

(d) The interest rate risk profile of the Group's financial assets and liabilities at 31 March continued

(ii) Financial Liabilities

At 31 March 2001:	Total £'000	Floating rate financial liabilities £'000	Fixed rate financial liabilities £'000	Weighted average interest rate %	Average period for which rate is fixed years
Currency: Sterling					
– ScottishPower loan account	**180,600**	180,600	-		
– Loan notes	**3,560**	3,560	-		
– Finance leases	**4,402**	-	4,402	10	20
– Preference share capital	**25,000**	-	25,000	10	*
Currency: US Dollars					
– Bank loans and overdrafts	**244**	244	-		
Gross financial liabilities	**213,806**	184,404	29,402		

At 31 March 2000:	Total £'000	Floating rate financial liabilities £'000	Fixed rate financial liabilities £'000	Weighted average interest rate %	Average period for which rate is fixed years
Currency: Sterling					
Bank loans and overdrafts	556	556	-		
Loan notes	1,385	1,385	-		
Deferred consideration	1,000	1,000	-		
Finance leases	4,614	-	4,614	10	20
Preference share capital	25,000	-	25,000	10	*
Gross financial liabilities	32,555	2,941	29,614		

* The preference share capital is not redeemable. The average period for which the weighted average interest rate is applicable has therefore not been quoted.

The Group does not have any financial liabilities that do not bear interest.

The floating rate liabilities, in the current year, comprise USD denominated bank loans and overdrafts and sterling denominated ScottishPower loan account and loan notes. The USD denominated bank loans and overdrafts bear interest rates based on the Federal Reserve Central Bank short-term interest rate plus an applicable margin. The sterling denominated ScottishPower loan account and loan notes bear interest rates based on LIBOR plus an applicable margin.

The floating rate liabilities, in the previous year, comprised of sterling denominated, bank loans and overdrafts, deferred consideration and the loan notes mentioned above. All of these bore interest based on LIBOR plus an applicable margin.

(e) Fair values of financial assets and financial liabilities

The following table provides a comparison by category of the carrying amounts and the fair values of the Group's financial assets and financial liabilities as at 31 March 2001 and 31 March 2000. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced liquidation sale and excludes accrued interest. Where available, market values have been used to determine fair values.

	Notes	2001 Book value £'000	2001 Fair value £'000	2000 Book value £'000	2000 Fair value £'000
Primary financial instruments held or issued to finance the Group's operations:					
Financial assets					
Cash at bank and in hand		**3,484**	**3,484**	1,524	1,524
Funds deposited with ScottishPower		**17,550**	**17,550**	29,533	29,533
Financial liabilities					
Deferred consideration	15	-	-	1,000	1,000
Borrowings:					
– Short term	16	**3,900**	**3,900**	2,153	2,153
– Long term	15	**184,906**	**184,906**	4,402	4,402
		188,806	**188,806**	6,555	6,555
Other financial liabilities:					
– Preference shares	21	**25,000**	*	25,000	*

* A fair value has not been attributed to the £25,000,000 cumulative participating non-redeemable preference shares as the Company is unable to determine, with sufficient reliability, a fair value for these shares as they are not traded on an open market, there is no information on a directly comparable instrument and the future cash flows of the shares are difficult to predict reliably. The rights attaching to these shares are detailed in Note 21

SC192666

18-09-01

17 **Derivatives and other financial instruments** continued

(e) Fair values of financial assets and financial liabilities continued

The following methods and assumptions were used to estimate the fair values shown on the previous page.

Short term deposits and borrowings – The fair value of short term deposits, loans and overdrafts and loan notes approximate to the carrying amount because of the short maturity of these instruments.

Deferred consideration – The fair value of the deferred consideration approximated to carrying value given the short maturity of these amounts.

Long term borrowings – In the case of finance leases their estimated fair value was based on the book value as the finance leases were renegotiated in the prior year. The fair value of the ScottishPower loan account approximates to the carrying value as the loan is due for repayment in less than two years. The Directors consider it unlikely that there would be a significant variation between the fair value and the settlement value for both the ScottishPower loan account and the finance leases.

(f) Currency exposure

The table below shows the extent to which Group companies have net monetary assets and liabilities in currencies other than their local currency, after taking into account the effect of forward foreign currency contracts. Foreign exchange differences on retranslation of these assets and liabilities are taken to the Company's profit and loss account.

Functional currency of operation	Net foreign currency monetary assets/(liabilities) US Dollar £'000	EU currencies £'000	2001 £'000
Sterling	(729)	2,413	1,684

	Net foreign currency monetary assets/(liabilities) US Dollar £'000	EU currencies £'000	2000 £'000
Sterling	705	(48)	657

(g) Hedge accounting

Hedge accounting is only applicable for the tangible fixed asset purchases that are denominated in a foreign currency. The Group minimises its exposure to exchange rate risk by using forward contracts. There were no outstanding forward contracts at the year end (2000: £Nil).

18 **Provisions for liabilities and charges**

Group and Company	At 1 April 2000 £'000	Charged in the year £'000	Utilised during the year £'000	At 31 March 2001 £'000
Other	680	-	(514)	166
PUEP*	-	29	-	29
	680	29	(514)	195

Other provisions for liabilities and charges are in respect of legal disputes concerning defamation of character, trademark issues and other miscellaneous cases. Full disclosure under the provisions of FRS 12 "Provisions, Contingent Liabilities and Contingent Assets" of the details of such disputes including the amount and timing of estimated potential payments and the major assumptions on which these estimates have been based has not been made on the grounds that the Directors consider that such disclosure in relation to provisions of this nature would be seriously prejudicial to the Company.

*The provision established in the current year is for National Insurance Contributions payable by the Company, based on the market value of the shares held under the PUEP scheme at 31 March 2001, in accordance with the requirements of UITF 25 "National Insurance Contributions on Share Option Gains".

SC192666

18-09-01

Notes to the Accounts

for the year ended 31 March 2001

19 Deferred income

Government Grants	Note	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
At 1 April		**42**	71	**42**	71
Released in year	2, 25	**(29)**	(29)	**(29)**	(29)
At 31 March		**13**	42	**13**	42

20 Deferred taxation

No provision for deferred taxation is considered necessary at 31 March 2001, since accumulated taxation losses are expected to offset any reversal of accelerated capital allowances. Total potential deferred (assets)/ liabilities computed at the future rate of corporation tax at 31 March 2001 of 30% (2000: 30%) respectively are as follows:

	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
Accelerated capital allowances	**30,396**	19,324	**30,697**	19,214
Other timing differences	**(38,991)**	(5,789)	**(38,983)**	(5,774)
Total deferred tax not provided	**(8,595)**	13,535	**(8,286)**	13,440

21 Share capital

	Note	2001 £'000	2000 £'000
Authorised:			
705,483,871 ordinary shares of 2.5p each		**17,637**	17,637
30,000,000 cumulative participating non-redeemable preference shares of £1 each		**30,000**	30,000
		47,637	47,637
Allotted, called up and fully paid:			
705,483,871 ordinary shares of 2.5p each		**17,637**	17,637
25,000,000 cumulative participating non-redeemable preference shares of £1 each	24a	**25,000**	25,000
		42,637	42,637

Rights attaching to Participating Preference Shares

(i) Dividends

The Participating Preference Shares shall confer upon the holders thereof the right, to receive:

In priority to the payment of any dividend to the holders of the Ordinary Shares, a fixed cumulative preferential dividend of 10% per annum per Participating Preference Share (net of any associated tax credit) payable half-yearly in arrears on 30 April and 31 October (or the nearest business day after such date) in each year; and

In priority to the payment of any dividend to the holders of the Ordinary Shares, a variable participating dividend of 1% on the amount of the Company's annual consolidated post tax profits up to £50 million, 0.1% on the Company's annual consolidated post tax profits between £50 million and £100 million and 0.01% on the Company's annual consolidated post tax profits in excess of £100 million.

(ii) Voting rights

The Participating Preference Shares shall confer on the holders the right to receive notice of and to attend all general meetings of the Company but shall only confer the right to speak or vote at any such meetings if the business of the meeting includes the consideration of a resolution for winding up the Company or modifying, varying or abrogating any of the rights or privileges attaching to the Participating Preference Shares, or if any part of any dividend payable in respect of the Participating Preference Shares is six months or more in arrears. For any resolution on which holders of the Participating Preference Shares are entitled to vote, each such holder present in person shall, on a show of hands, have one vote and, on a poll, each such holder present in person or by proxy, shall have one vote in respect of every £1 in nominal amount of Participating Preference Share of which he is the holder.

SC192666

18-09-01

21 Share capital continued

Rights attaching to Participating Preference Shares continued

(iii) Distribution of assets on liquidation or other return of capital

In the event of a winding up of the Company or other return of capital (except on conversion, redemption or purchase by the Company of any of its shares), the assets of the Company available for distribution among the shareholders shall be divided in the following manner and order of priority:

Firstly, in paying to the holders of Participating Preference Shares all unpaid arrears and accruals of dividends (whether or not such unpaid arrears and accruals have become due and payable) to be calc ed down to and including the date of return of capital;

Secondly, in paying to the holders of Participating Preference Shares a sum equal to the capital paid up or credited as paid up in respect of the Participating Preference Shares held by them, respectively;

Thirdly, in paying to the holders of the Ordinary Shares a sum equal paid up or credited as paid up in respect of the Ordinary Shares held by them; and

Finally, in paying any surplus to the holders of the Ordinary Shares and the Participating Preference shares, 0.5% of such surplus being paid to the holders of the Participating Preference Shares and 99.5% of such surplus being paid to the holders of the Ordinary Shares rateably in accordance with the amount paid up or credited as paid up on the Participating Preference Shares and the Ordinary shares held by them respectively.

22 Profit and loss account

(a) Group	Note	Profit and loss account £'000
At 1 April 2000		(2,422)
Retained loss for the year		(68,078)
Reversal of appropriation of Preference share dividends	8	2,500
Currency translation differences on overseas net assets		394
At 31 March 2001		**(67,606)**

(b) Company	Note	Profit and loss account £'000
At 1 April 2000		(1,684)
Retained loss for the year		(67,332)
Reversal of appropriation of Preference share dividends	8	2,500
Currency translation differences on overseas net assets		96
At 31 March 2001		**(66,420)**

(c) As permitted by section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account. The Company's profit and loss account was approved by the Board on 30 April 2001. The loss for the year was £64,832,000 (period to 31 March 2000: £1,497,000).

23 Minority interest

	2001 £'000	2000 £'000
Equity minority interest		
At 1 April	**(212)**	(182)
Transfer to profit and loss account	**(1,073)**	(30)
At 31 March	**(1,285)**	(212)

Notes to the Accounts

for the year ended 31 March 2001

24 Analysis of cash flows

(a) Returns on investments and servicing of finance	Notes	2001 £'000	2000 £'000
Interest received		**394**	1,385
Interest paid		**(8,266)**	(11,130)
Interest element of finance lease rental payments		**(401)**	(612)
Net cash outflow for returns on investments and servicing of finance		**(8,273)**	(10,[illegible]57)
(b) Capital expenditure and financial investment			
Purchase of tangible and intangible fixed assets		**(170,176)**	(129,463)
Purchase of fixed asset investments		**(24,250)**	-
Sale of tangible fixed assets		**2,460**	4,982
Net cash outflow for capital expenditure and financial investment		**(191,966)**	(124,481)
(c) Acquisitions			
Acquisitions	26	**(1,000)**	(1,000)
Net cash outflow from acquisitions		**(1,000)**	(1,000)
(d) Management of liquid resources*			
Funds deposited with ScottishPower		**11,983**	(29,533)
Net cash inflow/(outflow) from management of liquid resources		**11,983**	(29,533)
(e) Financing			
Issue of ordinary share capital		**-**	327,000
Expenses paid in connection with issue of ordinary share capital		**-**	(17,063)
Issue of preference share capital		**-**	25,000
		-	334,937
ScottishPower loan account	16c, 27	**180,600**	(169,828)
Loan notes	27	**2,175**	385
Capital element of finance lease rental payments	27	**(212)**	(2,074)
Increase/(reduction) in debt	27	**182,563**	(171,517)
Net cash inflow from financing		**182,563**	163,420

*Liquid resources comprise funds on deposit with ScottishPower which are repayable on demand

25 Reconciliation of operating loss to net cash inflow/(outflow) from continuing operating activities

	Notes	2001 £'000	2000 £'000
Operating loss		**(57,956)**	(8,958)
Depreciation on tangible fixed assets	10	**35,359**	21,968
Amortisation of intangible fixed assets	2, 9	**1,182**	1,247
Loss on disposal of tangible fixed assets	2	**438**	71
Release of government grant deferred income	2, 19	**(29)**	(29)
Movements in provisions for liabilities and charges		**(485)**	(781)
(Increase)/decrease in stocks		**(2,061)**	793
Increase in debtors		**(23,960)**	(17,520)
Increase in creditors		**49,980**	878
Net cash inflow/(outflow) from continuing operating activities		**2,468**	(2,331)

In the prior year the operating cash flow included an outflow of £4,043,000 which related to one off costs for year 2000 compliance

18-09-01

26 Analysis of cash flows in respect of acquisitions

	Note	2001 £'000	2000 £'000
Deferred consideration	15, 24c	(1,000)	(1,000)

There were no acquisitions in the current or preceding financial year. The cash outflow in respect of acquisitions represents payments of deferred considerations.

27 Analysis of net (debt)/funds

	Note	At 1 April 2000 £'000	Cash flow £'000	At 31 March 2001 £'000
Cash at bank and in hand		1,524	1,960	3,484
Overdrafts	16	(556)	312	(244)
		968	2,272	3,240
Loan notes – due within one year	16a	(1,385)	(2,175)	(3,560)
ScottishPower loan account – due after one year	16c, 24e	-	(180,600)	(180,600)
Finance leases	16b, 24e	(4,614)	212	(4,402)
		(5,999)	(182,563)	(188,562)
Funds deposited with ScottishPower		29,533	(11,983)	17,550
Total		24,502	(192,274)	(167,772)

SC192666

18-09-01

Notes to the Accounts

for the year ended 31 March 2001

28 Pensions

The Company participates in four defined benefit pension schemes and one defined contribution pension scheme operated by the ScottishPower Group. The amount payable to each defined benefit scheme by Thus plc is defined in the Pensions Agreement between Scottish Power UK plc and Thus plc and is known as the Adjusted Regular Pension Cost. The calculation is based on the percentage of ordinary shares in Thus held by ScottishPower and the regular pension cost and scheme rate determined by the actuary for each pension scheme. Contributions to the defined contribution scheme are based on age and range from 3% to 5% of pensionable salary. A charge of 1% of salaries is added to cover administration expenses for all schemes and paid to Scottish Power UK plc.

The defined benefit schemes are valued every three years by a professionally qualified independent actuary. The actuary determines the level of contribution required to meet the benefits for each scheme.

Details of each scheme and the adjusted regular pension cost are as follows:

Pension Fund	Scheme Type	Adjusted Regular Pension Cost
ScottishPower Pension Scheme	Defined benefit	11.48%
Manweb Pension Scheme	Defined benefit	12.00%
Southern Water Pension Scheme	Defined benefit	11.53%
Final Salary LifePlan	Defined benefit	11.40%
Money Purchase LifePlan	Defined contribution	3.00% - 5.00%

The ScottishPower, Manweb and Southern Water pension schemes are closed to new entrants. New employees joining Thus plc may be eligible for the Final Salary LifePlan or the Money Purchase LifePlan, subject to their contract of employment.

The pension charge included in the financial information is as follows:

	Note	2001 £'000	2000 £'000
Pension Funds			
ScottishPower Pension Scheme		1,571	523
Manweb Pension Scheme		122	98
Southern Water Pension Scheme		59	3
Final Salary LifePlan		1,117	508
Money Purchase LifePlan		199	129
Other schemes		62	-
	3	3,130	1,261

Full details of the pension schemes can be found in the Annual Report and Accounts of Scottish Power plc, the ultimate parent company of Thus plc.

Copies of the ultimate parent company's consolidated Accounts may be obtained from The Secretary, Scottish Power plc, 1 Atlantic Quay, Glasgow, G2 8SP.

29 Financial commitments

(a) Group analysis of annual commitments under operating leases	2001 £'000	2000 £'000
Leases of land and buildings		
Expiring within one year	200	142
Expiring between two and five years inclusive	2,552	1,179
Expiring in over five years	7,382	4,504
	10,134	5,825
Other operating leases		
Expiring within one year	-	8
Expiring between two and five years inclusive	-	3
Expiring in over five years	170	170
	170	181
(b) Capital commitments		
Contracted but not provided	12,465	31,120

18-09-01

30 Related party transactions

In the prior year, Thus and ScottishPower entered into a Relationship agreement under which they agreed that all transactions and relationships with any member of the ScottishPower Group and any member of the Thus Group are to be at arm's length and on a normal commercial basis.

Thus continues to use certain assets and resources of ScottishPower and provides services to ScottishPower. ScottishPower continues to provide certain services to Thus.

The principal agreements entered into by the Company with ScottishPower are summarised below.

(i) Agreements relating to the use of assets of the ScottishPower Group

Fibre Agreement
Thus uses fibre optic cable installed on ScottishPower's overhead electricity infrastructure as the backbone of the Company's network in Scotland. The Company has been granted a 20 year licence to use optic fibre installed on ScottishPower's network. In addition, Thus has been granted the right of first refusal for a period of ten years to install new optic fibre on ScottishPower's overhead infrastructure and to use existing optic fibre on ScottishPower's overhead infrastructure not currently used by the Company. An annual licence fee for each optic fibre is payable by the Company per kilometre. The Company will also be liable for maintenance charges in respect of any new optic fibre that it leases or has installed on the ScottishPower infrastructure.

Thus requires a number of consents from third parties in order to operate the optic fibre Thus licences from ScottishPower. Thus is required to reimburse ScottishPower for all payments which relate to the optic fibre licenced by Thus as well as to pay ScottishPower a reasonable administration fee for maintaining the consents on the Company's behalf.

Master Lease Agreement
In addition to the licenced optic fibre, mentioned above, Thus uses space in various premises of the ScottishPower Group to accommodate and operate telecommunications equipment.

Intellectual Property and Branding Agreement
This agreement provides primarily for Thus to use certain trademarks and brands owned by ScottishPower. The agreement is royalty free until ScottishPower is no longer the majority shareholder of Thus. Thereafter royalties will be agreed between the parties.

(ii) Agreement for the continued provision of services to the ScottishPower Group by Thus

Strategic Network Facilities Management Agreement (excluding ScottishPower Southern Water Group companies) and Operational Systems Facilities Management Agreement (ScottishPower Southern Water Group companies)
Thus provides to ScottishPower Group companies facilities management and other related services in respect of the strategic telecommunications network used by ScottishPower Group companies to monitor, control, protect and operate their electricity infrastructure. ScottishPower pays fees on a basis consistent with the charges levied by Thus for any other customer for similar services. The Operational Systems Facilities Management Agreement is in all material respects on the same terms as the Strategic Network Facilities Management Agreement.

Telecommunications Services and Facilities Management Agreement
This agreement provides for the delivery of voice and data services to the ScottishPower Group.

Call Centre Systems Facilities Management Agreement
The agreement provides for facilities management services in respect of the facilities used by ScottishPower's Energy Supply Division at its contact centres in England and Scotland by Thus.

(iii) Agreements for the continued provision by ScottishPower of services to Thus

Transitional and Administrative Services Agreement
ScottishPower provides Thus with a number of administrative services for example payroll services, insurance, human resources, pension support and vehicle purchasing and leasing. The provision of these services together with the costs to be borne by Thus are covered as part of this agreement.

Information Systems Support Services Agreement
ScottishPower's joint venture with SAIC, Calanais Limited provided Thus with a variety of Information Technology support services. On 23 March 2001 ScottishPower disposed of its 50% holding in Calanais Limited; as a result it ceased to be a joint venture from this date.

Notes to the Accounts

for the year ended 31 March 2001

30 Related party transactions continued

(iv) Other agreements between Thus and ScottishPower

Revolving Working Capital Facility Agreement
Thus entered into a facility agreement with ScottishPower whereby ScottishPower has agreed to provide Thus with an unsecured revolving loan facility. Loans made under the agreement may be applied towards the general corporate purposes of the Group. Further details relating to the agreement are contained within Note 17.

Pensions Agreement
Under the Pensions Agreement ScottishPower sets out the terms on which Thus is permitted to continue to participate in the ScottishPower pension schemes. The agreement also sets out arrangements for the establishment by Thus of alternative pension arrangements following the cessation of participation in the ScottishPower schemes.

Provision of Benefits Agreement
ScottishPower continues to provide Thus employees with a number of benefits available to other ScottishPower Group employees, which Thus traditionally received as part of the ScottishPower Group, for example the receipt of discounts on electrical goods purchased in ScottishPower's retail outlets and the use of learning facilities run by ScottishPower for the benefit of their employees.

Counter Indemnity Agreement
ScottishPower has provided guarantees in relation to certain obligations of Thus. ScottishPower may be required to make payments under the guarantees. Under this agreement a counter indemnity is given by Thus in favour of ScottishPower in respect of ScottishPower's obligations under the guarantees.

(e) Trading transactions and balances arising in the normal course of business

(i) Sales to/(purchases) from other Group companies in the year

Related party	**Related party relationship to the Group**	Sales to/(purchases) from other group companies 2001 £000	2000 £000
Sales to related parties			
Scottish Power UK plc	Parent Company	**20,326**	21,587
Manweb plc	100% subsidiary of parent Company	**2,170**	6,670
Southern Water plc	100% subsidiary of parent Company	**5,049**	7,805
ScottishPower Telecommunications (Services) Limited*	50% owned subsidiary undertaking of parent Company	**-**	65
		27,545	36,127

Included within the above sales to ScottishPower was £23,994,000 (2000: £26,233,000) for the Facilities Management contract.

Purchases from related parties			
Scottish Power UK plc	Parent Company	**(6,764)**	(11,221)
Manweb plc	100% subsidiary of parent Company	**(488)**	(373)
ScottishPower Telecommunications (Services) Limited*	50% owned subsidiary undertaking of parent Company	**-**	(720)
		(7,252)	(12,314)

*ScottishPower Telecommunications (Services) Limited was sold in November 1999.

30 Related party transactions continued

(a) Trading transactions and balances arising in the normal course of business continued

(ii) Amounts due from/(to) other Group companies at the year end

Related party	Related party relationship to the Group	Note	Amounts due from/(to) other group companies 2001 £'000	2000 £'000
Amounts due from related parties				
Scottish Power UK plc	Parent Company		**9,549**	4,091
Manweb plc	100% subsidiary of parent Company		**485**	3,137
Southern Water plc	100% subsidiary of parent Company		**1,414**	4,357
		14	**11,448**	11,585
Amounts due to related parties				
Scottish Power UK plc	Parent Company		**(1,005)**	(2,461)
Manweb plc	100% subsidiary of parent Company		**(104)**	(177)
Southern Water plc	100% subsidiary of parent Company		**–**	(68)
		15	**(1,109)**	(2,706)

(b) Funding transactions and balances arising in the normal course of business

Related party	Related party relationship to the Group	Note	Interest (payable) to/receivable from other group companies in the year 2001 £'000	2000 £'000
Scottish Power UK plc	Parent Company			
– Loan account		5b	**(7,026)**	(10,723)
– Funds deposited with ScottishPower		5a	**384**	861
– Fee for extension/establishment of revolving working capital facility		5b	**(250)**	(100)
– Loan notes		5b	**(40)**	(37)
– Commitment fee for revolving working capital facility		5b	**(1,587)**	(484)
– Finance leases		5b	**(401)**	(612)
ScottishPower Telecommunications (Services) Limited*	50% owned subsidiary undertaking of parent Company	5a	**–**	519

*ScottishPower Telecommunications (Services) Limited was sold in November 1999.

Related party	Related party relationship to the Group	Note	Amounts due from/(to) other group companies 2001 £'000	2000 £'000
Scottish Power UK plc	Parent Company			
– Funds deposited			**17,550**	29,533
– Loan account		16	**(180,600)**	–
– Loan notes		16	**(500)**	(500)
– Finance lease		16	**(4,402)**	(4,489)

18-09-01

Notes to the Accounts

for the year ended 31 March 2001

31 Employee share schemes

The Group has six types of share schemes for employees. Options have been granted to eligible employees to subscribe for ordinary shares in Thus plc in accordance with the rules of each scheme.

An employment benefit trust has been established, the trustee of which will acquire the ordinary shares required to satisfy the rights under the Employee Share Schemes.

Employee Sharesave Scheme
Under the Sharesave Scheme, in normal circumstances, share options are exercisable on completion of a three or five year save-as-you-earn contract as appropriate. Where options are linked to a five year save-as-you-earn contract employees can elect to receive the maximum bonus by delaying exercise of the options for a further two years after the end of the contract.

Executive Share Option Scheme
The Executive Share Option Scheme applied to certain senior managers and was split into two parts. One part was used to grant options on a non-approved basis outside the Inland Revenue limits and the other was used to grant options on an approved basis within Inland Revenue limits. A national insurance liability will arise on the exercise of non-approved options granted after 5 April 1999. Each individual's participation will be limited so that subject to the grant of replacement options the aggregate price payable upon the exercise of all options granted to him or her, in any ten year period, will not exceed four times annual earnings.

Options granted under the Executive Share Option Scheme will be exercised only if the Remuneration Committee is satisfied that there has been sustained underlying financial performance of the Company over the period from the financial year prior to the date of the grant to the third financial year following. In addition, options will be split into two halves. One half will not normally be exercisable unless the Company's Total Shareholder return (TSR) ranking at the third anniversary of the grant is above the median for the companies who were constituent companies of the FT-SE 250 Index on the date of the grant. The other half will not normally be exercisable unless the Company's TSR ranking at the third anniversary of the date of the grant is above the median for the companies who were constituent companies of the Telecommunications sector as classified by the FT-SE Actuaries All Share Index at the date of the grant. TSR is the aggregate of the share price growth and dividends paid. This scheme was replaced by the Thus plc Discretionary Share Option Scheme (2000) and as a result, no further options will be granted under the Executive Share Option Scheme.

Thus plc Discretionary Share Option Scheme (2000)
The Thus plc Discretionary Share Option Scheme (2000) was established in the current year. The Thus plc Discretionary Share Option Scheme (2000) is used to grant employees options on an approved basis within Inland Revenue rules as well as on a non-approved basis outside Inland Revenue limits. Each individual's participation is limited so that the number of options granted in any twelve month period does not exceed 300% of base salary.

Participants only benefit under the scheme if demanding performance targets are met. In this respect, the exercise of options is subject to the Company's total shareholder return (TSR) being at least median. For two-thirds of the shares under option, the comparator group is the FT-SE Telecoms sector, with 50% of the shares in this part of the option being exercisable for median performance against this comparator group rising on a straight-line basis to full vesting for upper quartile performance. The remaining one-third of the shares under option are exercisable dependent on the Company's performance against the companies comprising the FT-SE 250 Index (excluding telecommunications companies). Again, 50% of the shares in this part of the option are exercisable for median performance against this comparator group rising on a straight-line basis to full vesting for upper quartile performance.

If the performance targets have not been satisfied in full on the third anniversary of the grant of the option, the options may be retested on two further occasions (being the fourth and fifth anniversaries of the grant). To the extent that any part of the options have not been vested by that date, they will lapse.

The performance condition does not apply to the grant of 2,000 options that were made to all staff (with the exception of the Executive Directors), on 6 December 2000.

Thus plc Performance Unit Equity Plan
The Performance Unit Equity Plan (PUEP) was established for the Executive Directors at the time of the flotation (Mr. Allan, Mr. McAloon and Mr. Male) and certain senior managers. No consideration is payable by the participants. The Thus plc Employee Share Trust holds sufficient ordinary shares to satisfy the entitlements under the PUEP.

UK Profit Sharing Scheme
The Thus plc UK Profit Sharing Scheme was established as part of the arrangements for employees to acquire ordinary shares under the Employee free share offer on admission to Stock Exchange listing. The profit sharing scheme has been established under a trust deed entered into by the Company and the trustees. The Remuneration Committee will determine the amount or percentage of profits that shall be available for the acquisition of ordinary shares. The scheme provides various alternative bases of allocation of ordinary shares amongst employees on a fixed basis or in accordance with the relative salary or length of service. The maximum value of ordinary shares allocated to any participant under the profit sharing scheme in any tax year may not exceed the maximum from time to time permitted by the Income and Corporation Taxes Act 1988.

The ordinary shares received through the profit sharing scheme will be held by the trustee for a minimum period of two years. For the following year, the trustee will continue to hold such ordinary shares unless the employee concerned wishes to sell or otherwise dispose of them and thereafter will transfer them to the employee.

Ordinary shares may, at the trustee's discretion, be transferred to a participant or sold on his behalf at any time prior to the normal release of such shares to the participant from the trust, to satisfy any tax liability that may arise.

18-09-01

31 Employee share schemes continued

Overseas Profit Sharing Scheme

The Thus plc (Overseas) Profit Sharing Scheme was established as part of the arrangements for employees of the Company and its participating subsidiaries who are resident in the Netherlands to acquire ordinary shares in the Employee free share offer on admission to Stock Exchange listing. It is not approved by the UK Inland Revenue. The terms of this scheme are broadly similar to the Thus plc UK Profit Sharing Scheme except that

(i) ordinary shares received through the Overseas scheme will not be held by the trustee following the two year period of retention;

(ii) ordinary shares allocated under the scheme, may, at the trustee's discretion be transferred to a participant or sold on his behalf at any time prior to the normal release of such shares to the participant from the trust, to satisfy any tax liability that may arise early.

(a) Summary of movements in share options in Thus plc shares	Employee Sharesave Scheme (number of shares 000s)	Executive Share Option Scheme (number of shares 000s)	Thus plc PUEP (number of shares 000s)	UK Profit Sharing Scheme (number of shares 000s)	Thus plc Overseas Profit Sharing Scheme (number of shares 000s)	Thus plc Discretionary Share Option Scheme (2000) (number of shares 000s)	Total number of shares 000s
Outstanding at 1 April 1999	-	-	-	-	-	-	-
Granted	1,032	1,026	1,439	146	4	-	3,647
Lapsed	-	(47)	-	-	-	-	(47)
Outstanding at 1 April 2000	1,032	979	1,439	146	4	-	3,600
Granted	-	3,428	-	-	-	13,789	17,217
Exercised	-	-	(460)	-	-	-	(460)
Lapsed	(518)	(1,144)	(179)	-	-	(815)	(2,656)
Outstanding at 31 March 2001	**514**	**3,263**	**800**	**146**	**4**	**12,974**	**17,701**

(b) Analysis of share options outstanding at 31 March 2001	Date of grant	Number of participants	Number of shares (000s)	Option price (pence)	Normal exercisable date
Thus plc Employee Sharesave Scheme	16.11.99	347	514	272	Feb 2003 – Feb 2007
Executive Share Option Scheme					
IR approved	16.11.99	41	311	340	Nov 2002 – Nov 2009
Non IR approved	16.11.99	20	295	310	Nov 2002 – Nov 2009
IR approved	13.06.00	175	1,079	326	Jun 2003 – Jun 2010
Non IR approved	13.06.00	84	1,578	326	Jun 2003 – Jun 2010
Performance Unit Equity Plan (PUEP)	22.10.99	6	800	Nil	Nov 2000 – May 2003
UK Profit Sharing Scheme	24.11.99	1,822	146	Nil	Nov 2001 – Nov 2002
Overseas Profit Sharing Scheme					
Non IR approved	24.11.99	49	4	Nil	Nov 2001
Thus plc Discretionary Share Option Scheme (2000)					
Executive Grant					
IR approved	28.09.00	2	43	141	Sep 2003 – Sep 2007
Non IR approved	28.09.00	2	319	141	Sep 2003 – Sep 2007
IR approved	06.12.00	141	2,509	72	Dec 2003 – Dec 2007
Non IR approved	06.12.00	117	4,141	72	Dec 2003 – Dec 2007
IR approved	20.12.00	1	42	72	Dec 2003 – Dec 2007
Non IR approved	20.12.00	1	958	72	Dec 2003 – Dec 2007
IR approved	14.02.01	4	56	72	Feb 2004 – Feb 2008
Non IR approved	14.02.01	3	104	72	Feb 2004 – Feb 2008
All Employee Grant					
IR approved	06.12.00	2,325	4,484	72	Dec 2003 – Dec 2007
Non IR approved	06.12.00	159	318	72	Dec 2003 – Dec 2007

All options are exercisable over Thus plc shares.

Notes to the Accounts

for the year ended 31 March 2001

32 Directors' emoluments and Interests

(a) Policy

The Remuneration Committee is responsible for making recommendations to the Board on the Company's remuneration policy. The objective of Thus's remuneration policy is to ensure that the rewards for executives and Directors attract and retain executives of high quality, who are incentivised to achieve performance which exceeds that of competitors. Furthermore, the objective is to ensure that Incentive schemes are in line with best practice and promote the interests of the shareholders. The Remuneration Committee determines the detail of each executive's remuneration package.

(b) Total emoluments

The following table provides a breakdown of the total emoluments of the Directors of the Company in office during the year ended 31 March 2001. The figures shown for the prior year represent the emoluments of the Directors in respect of the period from their date of appointment to 31 March 2000.

	Base salary £	Bonuses £	Benefits in kind £	Relocation £	Full year Total 2001 £	1 Oct 1999 to 31 Mar 2000 Total 2000 £
Executive Directors						
William Allan	255,000	-	13,228	-	**268,228**	134,389
Gerard McAloon (resigned 13 Jul 2000)	46,446	-	3,425	-	**49,871**	98,734
John Maguire (appointed 18 Dec 2000)	53,226	-	1,235	10,000	**64,461**	-
Philip Male	200,000	-	18,893	-	**218,893**	91,141
Non-executive Directors (fees and expenses)						
Ian Russell	-	-	-	-	-	-
Charles Berry	-	-	-	-	-	-
Roy Brown (appointed 4 Jan 2001)	7,258	-	-	-	**7,258**	-
Ian Chippendale	30,000	-	-	-	**30,000**	26,710
Jo Connell (appointed 1 Jan 2001)	7,500	-	-	-	**7,500**	-
Michael de Kare-Silver (appointed 22 Sep 2000)	17,500	-	-	-	**17,500**	-
Jonathan Solomon (deceased 21 May 2000)	4,194	-	-	-	**4,194**	26,710
The Right Hon. the Lord Mackay of Drumadoon QC. (resigned 14 Mar 2000)	-	-	-	-	-	25,750
Total	621,124	-	36,781	10,000	**667,905**	403,434

The following table provides an analysis of the total remuneration paid to the Executive Directors of the Company in respect of their services either as Directors of the Company for the year ended 31 March 2000, or as Directors or employees of any ScottishTelecom Businesses during the year ended 31 March 2000.

	Base Salary £	Bonuses £	Benefits in kind £	Total 2000 £
Executive Directors				
William Allan	165,000	38,250	12,142	215,392
Gerard McAloon	112,000	27,000	6,865	145,865
Philip Male	120,000	27,000	8,818	155,818
	397,000	92,250	27,825	517,075

Mr. Russell and Mr. Berry do not receive any remuneration from Thus plc, nor Scottish Power plc, for their services as Non-executive Directors of Thus plc.

Full details of the emoluments and Interests of Mr. Russell and Mr. Berry, who are also Directors of Scottish Power plc, are contained within the Annual Report and Accounts of Scottish Power plc.

The emoluments of the highest paid Director (Mr. Allan) excluding pension contributions were £268,228 (2000: £134,389). Pension contributions made by the Company under approved pension arrangements for Mr. Allan amounted to £10,877 (2000: £3,981).

During the year, Mr. McAloon resigned as a Director of the Company. Mr. McAloon had a service contract with the Company terminable by the Company, or the individual, on one year's notice. The Company paid Mr. McAloon compensation for loss of office of £264,227. This represents one year's salary and benefits and includes £63,000 in relation to holdings under the ScottishPower Long Term Incentive Plan. In addition, £13,617 was paid to the ScottishPower pension scheme on his behalf.

(c) Directors' pension benefits

An overview of the pension benefits provided to all Executive Directors is set out in the Report of the Board on Remuneration on page 24. Details of pension benefits earned by the Executive Directors during the year ended 31 March 2001 are shown below.

Defined benefits pension scheme as at 31/3/2001	Increase in benefits £	Additional pension earned in year £	Accrued entitlement £	Transfer value of increase after indexation (net of directors' contribution) £
Executive Directors				
William Allan	Nil	1,518	2,297	14,792
Gerard McAloon (resigned 13 Jul 2000)	Nil	428	1,206	2,753
John Maguire (appointed 18 Dec 2000)	Nil	448	448	2,196
Philip Male	Nil	1,519	2,234	6,987

32 Directors' emoluments and interests continued

(c) Directors' pension benefits continued

(i) The accrued entitlement of the highest paid Director (Mr. Allan) was £2,297 (2000: £761).

(ii) The pension entitlement shown is that which would be paid annually on retirement based on service to the end of the year assuming normal retirement at age 63. Members of the scheme have the option to pay additional voluntary contributions; neither the contributions nor the resulting benefits are included in the above table.

(iii) The Executive Directors are subject to the earnings cap introduced in the Finance Act 1989. Pension entitlements which cannot be provided through the Company's approved schemes due to the earnings cap are provided through unapproved pension arrangements. The pension benefits disclosed above include approved and unapproved pension arrangements.

(iv) The increase in accrued pension during the year allows for an increase in inflation of RPI as measured at 2.9%.

(v) The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11, less director's contributions.

(vi) Transferred in benefits represent pension rights accrued in respect of previous employments.

(d) Directors' interests in shares and share options

The interests of the Directors in the shares of Thus plc at the beginning of the year, or date of appointment if later, and the end of the year were as follows:

	Ordinary shares 31.03.01	Ordinary shares as at 01.04.00 or date of appointment
Chairman and Executive Directors		
Ian Russell	10,000	-
William Allan	54,528	-
John Maguire (appointed 18 Dec 2000)	-	-
Philip Male	27,369	-
Non-executive Directors		
Charles Berry	1,000	-
Roy Brown (appointed 4 Jan 2001)	-	-
Ian Chippendale	23,225	3,225
Jo Connell (appointed 1 Jan 2001)	17,000	-
Michael de Kare-Silver (appointed 22 Sep 2000)	5,000	-

Share options

	Employee Sharesave Scheme 31.3.01	as at 01.04.00 or date of appointment	Executive Share Option Scheme 31.3.01	as at 01.04.00 or date of appointment	PUEP* 31.3.01	as at 01.04.00 or date of appointment	Thus plc Profit Sharing Scheme 31.3.01	as at 01.04.00 or date of appointment	Thus plc Discretionary Share option Scheme (2000) 31.3.01	as at 01.04.00 or date of appointment
Chairman and Executive Directors										
Ian Russell	-	-	-	-	-	-	-	-	-	-
William Allan	-	-	234,662	-	252,982	337,309	80	80	-	-
John Maguire (appointed 18 Dec 2000)	-	-	-	-	-	-	-	-	1,000,000	-
Philip Male	2,136	2,136	184,049	-	133,932	178,575	80	80	-	-
Non-executive Directors										
Charles Berry	-	-	-	-	-	-	-	-	-	-
Roy Brown (appointed 4 Jan 2001)	-	-	-	-	-	-	-	-	-	-
Ian Chippendale	-	-	-	-	-	-	-	-	-	-
Jo Connell (appointed 1 Jan 2001)	-	-	-	-	-	-	-	-	-	-
Michael de Kare-Silver (appointed 22 Sep 2000)	-	-	-	-	-	-	-	-	-	-

*The Directors were entitled to acquire 25% of the shares under the PUEP within six months of the first anniversary of the admission to Stock Exchange listing. A further 25% may be acquired within six months of the second anniversary of admission to Stock Exchange listing and the final 50% may be acquired within six months of the third anniversary of admission to Stock Exchange listing.

Notes to the Accounts

for the year ended 31 March 2001

32 Directors' emoluments and interests continued

(d) Directors' interests in shares and share options continued

Executive Director	At 1 April 2000	Granted	Exercised	At 31 March 2001	Date exercised	Market price at date of exercise (pence)	Date from which exercisable	Expiry Date
Employee Sharesave Scheme								
Philip Male	2,136	-	-	**2,136**			Feb 2003	Feb 2007
Executive Share Option Scheme								
William Allan	-	234,662	-	**234,662**			Jun 2003	Jun 2010
Philip Male	-	184,049	-	**184,049**			Jun 2003	Jun 2010
	-	418,711	-	**418,711**				
PUEP								
William Allan	337,309	-	(84,327)	**252,982**	15 Mar 2001	56.25	Nov 2000	May 2003
Gerard McAloon (resigned 13 Jul 2000)	178,575	-	(89,288)	**89,287**	13 Oct 2000	106.5	Nov 2000	May 2003
Philip Male	178,575	-	(44,643)	**133,932**	15 Mar 2001	56.25	Nov 2000	May 2003
	694,459	-	(218,258)	**476,201**				

The exercise price (pence) for the PUEP entitlement is Nil

Executive Director	At 1 April 2000	Granted	Exercised	At 31 March 2001	Date exercised	Market price at date of exercise (pence)	Date from which exercisable	Expiry Date
Thus plc Profit Sharing Scheme								
William Allan	80	-	-	**80**			Nov 2001	Nov 2002
Gerard McAloon (resigned 13 Jul 2000)	80	-	-	**80**			Nov 2001	Nov 2002
Philip Male	80	-	-	**80**			Nov 2001	Nov 2002
	240	-	-	**240**				
Thus plc Discretionary Share Option Scheme (2000)								
John Maguire (appointed 18 Dec 2000)	-	1,000,000	-	**1,000,000**			Dec 2003	Dec 2007
	-	1,000,000	-	**1,000,000**				

The market price of the shares at 31 March 2001 was 54.25p and the range during 2000/2001 was 50p to 444p.

The aggregate of the gains made on the exercise of the PUEP entitlements during the year was £167,637, of which £47,433 related to the gain attributable to the highest paid Director (Mr. Allan). There was no exercise of PUEP entitlements in the prior year.

Following the resignation of Mr. McAloon as a Director and employee of the Company, the Directors agreed to him retaining the entitlement to the 89,287 shares which had been granted to him in the prior year under the PUEP scheme. The value of the PUEP entitlements retained, calculated as the difference between the exercise price and the market value at the date of Mr. McAloon's resignation, is £235,940. The gain attributable to the PUEP entitlements exercised by Mr. McAloon during the year was £95,071.

SC192666

18-09-01

33 Contingent liabilities

(a) Thus plc and ScottishPower currently form a Group for UK capital gains tax purposes. If Thus plc ceases to be a part of the ScottishPower capital gains tax Group before 30 September 2005, the Company will become liable to an amount of corporation tax on chargeable gains calculated as the difference between the market value at 30 September 1999 of the assets and liabilities of the ScottishTelecom Businesses acquired by Thus plc on that date and the indexed base cost of those assets and liabilities as at 30 September 1999, multiplied by the percentage rate of corporation tax applicable to the profits of the Company in the accounting period in which Thus plc ceases to be a member of the ScottishPower capital gains tax group. Management currently estimate that such liability would be up to £570 million. Management's estimate is subject to the following principal uncertainties:

(i) The rate of corporation tax applicable at the time of exit from the ScottishPower Group; and

(ii) The valuation attributable to the acquired businesses by the Inland Revenue as at 30 September 1999. In order for Thus plc to remain in the ScottishPower capital gains tax Group, ScottishPower must continue to own, directly or indirectly, 75 per cent of the ordinary share capital of Thus plc (which, for capital gains tax purposes, will include the Participating Preference Shares) and it must maintain its effective majority economic ownership of Thus plc. The ScottishPower subsidiaries, from which the ScottishTelecom Businesses were acquired, have agreed to indemnify Thus plc for any such corporation tax liability resulting from Thus plc leaving the ScottishPower capital gains tax Group other than in circumstances where the Company has left the ScottishPower capital gains tax Group as a result of its voluntary act or omission (being an act or omission which has not been consented to in writing by the relevant ScottishPower subsidiaries). ScottishPower has guaranteed the obligations of each such ScottishPower subsidiary to indemnify Thus plc.

(b) Thus plc has indemnified certain of the ScottishPower subsidiaries from which the ScottishTelecom Businesses were acquired, in respect of various legal proceedings, principally concerning defamation of character, employment and property disputes, and breach of contract in relation to the provision of number translation services. Notwithstanding the intention of the Directors to vigorously defend these claims, as at 31 March 2001; a provision of £166,000 had been made in respect of these claims. In the opinion of the Directors, after taking appropriate legal advice, such indemnifications and the outcome of such actions are unlikely to give rise to a material loss to Thus plc.

34 Ultimate holding company and controlling party

Thus plc is a majority owned subsidiary of Scottish Power UK plc which is, in turn, a wholly owned subsidiary of Scottish Power plc. Both the immediate parent company and the ultimate parent company are registered in Scotland.

Copies of the ultimate parent company's consolidated Accounts may be obtained from The Secretary, Scottish Power plc, 1 Atlantic Quay, Glasgow, G2 8SP.

Five Year Financial Summary

Results	Year ended 31 March 2001 £000's	Year ended 31 March 2000 £000's	Year ended 31 March 1999 £000's	Year ended 31 March 1998 £000's	Year ended 31 March 1997 £000's
Turnover	233,842	216,903	166,058	81,482	40,314
Earnings before exceptional item, interest, tax and depreciation/amortisation of fixed assets (EBITDA)	(21,415)	14,257	26,555	6,701	2,506
Exceptional item	-	(43,467)	-	-	-
Loss before taxation	(66,943)	(63,113)	(9,347)	(10,192)	(5,551)
Loss after taxation	(66,681)	(56,726)	(3,248)	(4,992)	(183)
(Loss)/profit for financial year	(68,578)	(56,696)	(3,028)	(4,607)	144
Appropriations – non equity	(2,500)	(1,127)	-	-	-
Free Cash flow	692	(6,463)	4,952	724	3,140
Capital expenditure on tangible fixed assets	158,920	160,855	100,612	60,115	39,860
Net (debt)/funds	(167,772)	24,502	(233,683)	(142,873)	(87,958)
Net Assets (before minority interests)	281,679	347,936	14,520	14,959	15,729
Ratio and Statistics					
Basic (loss)/earnings per ordinary share before exceptional item (pence)	(9.79)	(2.24)	(0.50)	(0.77)	0.02
Diluted (loss)/earnings per ordinary share before exceptional item (pence)	(9.79)	(2.24)	(0.50)	(0.77)	0.02
Employees					
Number of employees (full-time equivalent) at 31 March: Thus plc	2,614	2,472	2,127	1,122	615

SC192666

18-09-01

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the Company for 2001 will be held on Wednesday 11 July 2001 at 11.00 am at The Thistle Hotel, 36 Cambridge Street, Glasgow, G2 3HN for the following purposes:

Ordinary Business

1 To receive and adopt the Report of the Directors and Accounts for the year ended 31 March 2001.

2 To elect John Maguire as a Director.

3 To elect Michael de Kare-Silver as a Director.

4 To elect Jo Connell as a Director.

5 To elect Roy Brown as a Director.

6 To elect James Reid as a Director.

7 To elect David Nish as a Director.

8 To re-elect Charles Berry as a Director.

9 To re-appoint PricewaterhouseCoopers as auditors of the Company and to authorise the Directors to fix their remuneration.

Special Business

10 To consider and if thought fit to pass the following resolution which will be proposed as a special resolution:

That the Articles of Association in the form produced to the meeting and initialled by the Chairman for the purposes of identification only, be, and are hereby, adopted as the Articles of Association of the Company in substitution for, and to the exclusion of the existing Articles of Association of the Company.

By order of the Board
David Macleod
David Macleod
Secretary
31 May 2001

Registered office:
Dalmore House
310 St Vincent Street
Glasgow G2 5SB

Any member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company. A separate form of proxy is enclosed. Pursuant to regulation 34 of the Uncertificated Securities Regulations 1995, members will be entitled to attend and vote at the meeting if they are registered on the Company's register of members 48 hours before the time appointed for the meeting or any adjournment of it.

The following documents will be available for inspection at the registered office, during business hours from the date of this notice until the date of the Annual General Meeting, and on that day will be available for inspection at the place of the meeting:

1 Copies of the Directors' service contracts with the Company.

2 A statement of all transactions of Directors (and of their family) in the share capital of the Company for the past year.

3 The register of Directors' (and their family) interests in the share capital of the Company.

4 Copies of the proposed new Articles of Association of the Company.

In addition the documents referred to above will be available for inspection at the offices of the Company's solicitors, Clifford Chance, 90 Long Acre, London WC2E 9TT, during normal business hours on any weekday (Saturday, Sunday and public holidays excluded) from the date of this notice to the date of the Annual General Meeting.

Notes and Information for Shareholders

New Articles of Association of the Company

The Electronic Communications Order 2000 ("Order") was brought into force on 22 December 2000 and enables electronic communications to be used between companies and their members, debenture holders, auditors and the Registrar of Companies. The Order allows documents that the Companies Acts had previously required a company to send out in writing, to be sent to shareholders electronically where the shareholders agree.

The Company has decided to take the first steps to establish a procedure that would facilitate the use of electronic communications. The new Articles of Association proposed to be adopted at the AGM include the necessary amendments to the existing Articles of Association to enable the Company to use electronic communications with its shareholders.

SC192666

18-09-01

Notice of Annual General Meeting continued

The following amendments have been proposed to the Articles of Association:

1 The definition of "writing" has been amended to include a method of setting out words in electronic form and additional definitions of "communication" and "electronic communication" have been added to the Articles.

2 The Article dealing with proxies and corporate representatives has been amended to enable proxies to be delivered in electronic form.

3 The Article dealing with the Company's accounts has been extended to enable the Company to send its shareholders a copy of the Company's accounts by electronic communication.

4 The notice provisions in the Articles have been amended to enable the Company to serve and receive notices by way of electronic communication.

5 Further Articles have been added to deal with deemed receipt of electronic communications from the Company.

The Company has, in accordance with the guidelines issued by the Institute of Chartered Secretaries and Administrators, taken steps to amend its Articles of Association specifically to facilitate the use of electronic communications as soon as practical and is therefore proposing the adoption of the new Articles at this Annual General Meeting.

The Company is, together with Lloyds TSB, the Company's registrar, putting in place a system to enable communication between the Company and the shareholders to take place by way of electronic communication. The Company sent to each member together with the Notice of AGM, a letter inviting each member to register with Shareview, a web-based enquiry and portfolio management service provided by the Company's registrars which enables members to receive shareholder information electronically. There is no obligation on a member to receive communications from the Company electronically and a member may, if so desired, continue to receive all communications from the Company in paper form. Members should refer to the letter regarding Shareview for more information on exactly how to make an election as to their preferred method of receipt of communications from the Company.

SC192666

18-09-01

General Information for Shareholders Attending the Annual General Meeting

1 The Notice of Meeting is being issued to all shareholders and to those persons who are beneficially entitled to shares held in trust for them under the Free Share Offer. Enclosed with this notice, you will find an attendance card, and for shareholders a form of proxy. For those whose shares are held in trust under the free offer, a form of direction to instruct the trustee to vote in respect of those shares is enclosed.

2 If you are attending the meeting, you should bring the attendance card.

3 A shareholder is entitled to appoint one or more proxies to attend and, upon a poll, vote instead of him. A proxy need not be a shareholder. If you wish to appoint a proxy, you must complete the enclosed form of proxy which must be deposited with the Registrars, Lloyds TSB Registrars Scotland, 117 Dundas Street, Edinburgh, EH3 5ED, not later than 11.00 am on 9 July 2001.

4 Copies of the Directors' service contracts, a statement of all transactions of Directors (and of their family) in the share capital of the Company in the year to 31 March 2001, a copy of the Register of Directors' (and their family) interests in the share capital of the Company and a copy of the proposed new Articles of Association, will be available for inspection at the Company's registered office during normal business hours on each day (except Saturday, Sunday and any public holidays) from the date of the Notice of Meeting until 11 July 2001 and also at the place of the AGM from 10.30 am on the day of the meeting until the conclusion of the meeting. Copies of the same will also be available on the same days at the offices of the Company's solicitors, Olswang, 90 Long Acre, London, WC2E 9TT.

Introduction
After his opening remarks, the Chairman will explain in detail the procedures for the conduct of the meeting, particularly for asking questions and voting on resolutions. The resolutions which are set out in the Notice of Meeting will then be put to the meeting.

How to Ask Questions
At the meeting, shareholders will be given the opportunity to ask questions from Question Points which will be clearly indicated.

At each Question Point, a member of staff will be available to help you. Please tell the member of staff the nature of your question and give your name and address. You may be asked to wait until called upon to speak. Please remember to state your name before asking your question.

How to Vote
You should raise above your head your voting card (which you will receive when you register) indicating that you are voting either for or against each resolution as it is put to the vote by the Chairman. Only shareholders, or authorised representatives of corporate shareholders, may vote on a show of hands. If you are attending as a proxy for a shareholder, you will receive an appropriate identification card at registration.

Time
The doors will open at 9.30 am and the meeting will start promptly at 11.00 am.

Cameras/Tape Recorders, etc.
No cameras, video recorders, tape recorders or mobile phones will be allowed into the meeting.

Registration
To ensure your entrance to the meeting is dealt with promptly, please bring your attendance card with you and register at the registration desk inside the hotel.

Customer Enquiries
Company personnel will be available if you have any questions as a customer of the Company.

Shareholder Information
If you have any questions concerning your shareholding, please speak to the staff at the shareholders' enquiry desk.

Disabled Persons
Special arrangements have been made to offer every assistance to people with disabilities. For those displaying disabled persons' badges on car windscreens, please follow the signs to the separate car parking area where a member of staff will be available to assist you. If you have a companion to assist you, they will be admitted to the meeting as a guest. Guide dogs will also be permitted. The auditorium has an induction loop system and headsets are available on request if you are deaf or hard of hearing. There will also be a sign language interpreter.

First Aid
First aid facilities are available. Ask any member of staff for assistance.

Emergency Precautions
An announcement will be made if there is a fire warning or other emergency. Emergency exits are marked clearly around the auditorium. In case of a medical emergency, please contact a member of staff.

Refreshments
Refreshments will be available between 9.30 am and 10.30 am.

Important
If you have any questions about the meeting, or if you need any assistance, please telephone the Annual General Meeting enquiry line on 0141 566 3106 from Monday 4 June 2001 during normal working hours.

Thus plc, Dalmore House, 310 St Vincent Street, Glasgow, G2 5QR

18-09-01

Shareholder and Contact Information

Analysis of Shareholders

Range of holdings	Number of shareholders	Number of shares
1-100	925	73,462
101-200	1,756	294,090
201-600	4,888	2,029,893
601-1000	6,471	5,069,364
1001-5000	9,063	21,257,992
5001-100000	2,204	36,541,806
100001 and above	314	636,317,264

Financial Calendar

11 July 2001	Annual General Meeting
July 2001	First Quarter Summary Results and Trading Update for the quarter ended 30 June 2001
November 2001	Interim Results for the six months ended 30 September 2001
January 2002	Third Quarter Summary Results and Trading Update for the quarter ended 31 December 2001
May 2002	Preliminary Results for the year ended 31 March 2002

Shareholder Information

Annual General Meeting
The Annual General Meeting will be held at The Thistle Hotel, 36 Cambridge Street, Glasgow, G2 3HN on Wednesday 11 July 2001 at 11.00 am. Details of the resolutions to be proposed at the Annual General Meeting are contained in the Notice of Annual General Meeting on pages 61 and 62.

Dividend
The Directors have not recommended the payment of a dividend for the year ended 31 March 2001.

Listing
Ordinary shares of Thus plc are traded on the London Stock Exchange.

Share Price Details
The share price is available from the Thus website at www.thus.net and in national newspapers.

Secretary and Registered Office
David Macleod, Thus plc, Dalmore House,
310 St Vincent Street,
Glasgow, G2 5BB.
Registered number SC 192666

Registrars
All administrative enquiries relating to shareholdings should be directed to The Registrar, Lloyds TSB Registrars Scotland, 117 Dundas Street, Edinburgh, EH3 5ED. Tel: 0870 601 5366, Fax: 0870 900 0030.

www.shareview.co.uk
The portfolio service from Lloyds TSB Registrars gives you access to more information on your investments including balance movements, indicative share prices and information on recent dividends.

The portfolio service is:

- **Easy to use.** You just need your User ID and PIN to log on. Information about your shareholdings is displayed clearly and conveniently and is updated regularly from our records. Registration takes only a few minutes
- **Secure.** Data transferred to your browser is encrypted and other Internet users cannot gain access to your portfolio without your User ID and PIN
- **Free.** As long as you have a PC and access to the Internet, there is no further payment to use the service

For more details on this and practical help on transferring shares or updating your details, visit www.shareview.co.uk.

Share Dealing
Thus's shares may be bought or sold at competitive rates by post or telephone. For further details, please contact Stocktrade on 0845 840 1530, quoting LOWC0078.

Company Information
For enquiries relating to the Company's operations and performance, please contact either:

- Investor Relations, 57-63 Scrutton Street, London, EC2 4PF.
  Tel: 020 7613 6109
  or
  Corporate Communications, Thus plc, Dalmore House,
  310 St. Vincent Street, Glasgow, G2 5BB. Tel: 0141 566 3167.

Thus's Services
Information about Thus's services can be found on the Thus website at www.thus.net.

21-09-01

C-50

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number SC 192666

Company Name in full THUS PLC

Changes of particulars form *Complete in all cases*

Date of change of particulars — Day 15 Month 09 Year 2001

Name *Style / Title MR *Honours etc

Forename(s) JOHN NOEL

Surname MAGUIRE

† Date of Birth — Day 07 Month 07 Year 1965

Change of name *(enter new name)* Forename(s)

Surname

Change of usual residential address *(enter new address)* 43 ARGYLE ROAD

Post town SEVENOAKS

County / Region KENT Postcode KN13 1HJ

Country

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Delete as appropriate.

Signed David Macleod **Date** 18.07.2001

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DAVID MACLEOD COMPANY SECRETARY
THUS plc DALAIRE HOUSE, 310 ST VINCENT ST.
GLASGOW G25BB Tel 0141-567-1234
DX number DX exchange

SCT SP7UF489 0789
COMPANIES HOUSE 20/09/01

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF4 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

10-12-01

02 FEB 25 AM 8:21

C-51

353

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHFP000

Register of members

Company Number: SC 192666

Company Name in full: THUS PLC

The register of members is kept at:

NOTE:
The register MUST be kept at an address in the country of incorporation

This notice is not required where the register has at all times since it came into existence (or in the case of a register in existence on 1 July 1948 at all times since then) been kept at the registered office

Address: LLOYDS TSB REGISTRARS SCOTLAND
PO BOX 28448, FINANCE HOUSE, ORCHARD BRAE

Post town: EDINBURGH

County / Region: MIDLOTHIAN   Postcode: EH4 1WQ

Signed: David Macleod   Date: 09/11/01

† Please delete as appropriate.

† ~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

David Macleod, Company Secretary
Thus PLC, Dundee Hse, 310 St Vincent St, Glasgow
G2 5RB   Tel 0141- 566 - 3090.
DX number   DX exchange

SCT S5PTMGEX 0090
COMPANIES HOUSE 07/12/01

Form revised March 1995

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**

SC192666

12-02-02

C-52

ICSA SOFTWARE
BLUEPRINT
Company Secretary

Please complete in typescript, or in bold black capitals.

CHFP055

363a

Annual Return

Company Number 192666

Company Name in full Thus plc

Date of this return

The information in this return is made up to

Day	Month	Year
19	01	2002

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day	Month	Year

Registered Office

Show here the address **at the date of this return.**

Any change of registered office must be notified on form 287.

Dalmore House

310 St Vincent Street

Post town: Glasgow

County / Region:

UK Postcode: G2 5BB

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

6420

If the code number cannot be determined, give a brief description of principal activity.

Telecommunications and Internet Service Provider

SCT SURIB88M 0120
COMPANIES HOUSE 11/02/02

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, C 14 3UZ DX 33050 Cardif
for companies registered in England and Wales or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised September 1999

SC192666

12-02-02

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Lloyds TSB Registrars Scotland
PO Box 28448
Finance House, Orchard Brae

Post town: Edinburgh

County / Region: UK Postcode: EH4 1WQ

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state here where it is kept.

Post town:

County / Region: UK Postcode:

Company type

Public limited company	✓	Please tick the appropriate box
Private company limited by shares		
Private company limited by guarantee without share capital		
Private company limited by shares exempt under section 30		
Private company limited by guarantee exempt under section 30		
Private unlimited company with share capital		
Private unlimited company without share capital		

Company Secretary

Details of a new company secretary must be notified on form 288a

(Please photocopy this area to provide details of joint secretaries).

Name

* Style / Title:

Forename(s): David

Surname: Macleod

* Voluntary details.

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Address:

12 Glebe Road

Newton Mearns

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: Glasgow

County / Region: UK Postcode: G77 6BU

Country:

12-02-02

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title	
Date of birth (Day / Month / Year)	29 / 04 / 1953
Forename(s)	William
Surname	Allan
Address	Shernfold Meadows, Wadhurst Road
Post town	Frant
County / Region	East Sussex
UK Postcode	TN3 9EH
Country	
Nationality	British
Business occupation	Chief Executive Thus plc

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title	
Date of birth (Day / Month / Year)	25 / 04 / 1952
Forename(s)	Charles Andrew
Surname	Berry
Address	"Beaumont", 5 Grange Road, Bearsden
Post town	GLASGOW
County / Region	
UK Postcode	G61 3PL
Country	Scotland
Nationality	British
Business occupation	Executive Director UK

12-02-02

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class *(e.g. Ordinary/Preference)*	Number of shares issued	Aggregate Nominal Value *(i.e Number of shares issued multiplied by nominal value per share, or total amount of stock)*
Cumulative Participating Non-Red. Pref. Shares	25,000,000	£25,000,000.000
Ordinary Shares	705,493,871	£17,637,096.775
Totals	730,493,871	£42,637,0[illegible]6.[illegible]5

List of past and present shareholders

(Use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

There were no changes in the period ☐

	on paper	in another format
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	☐	✓

Certificate

I certify that the information given in this return is true to the best of my

Signed *David Macleod* Date *7 FEBRUARY 2002*

† Please delete as appropriate. † ~~a director~~ /secretary

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes 4 continuation sheets. *(enter number)*

Please give the name, address, telephone number, and if available, a DX number and Exchange, for the person Companies House should contact if there is any query.

Assistant Secretary, Scottish Power plc, 1 Atlantic Quay, Glasgow,
G2 8SP

Tel

DX number DX exchange

12-02-02

Directors (Continued)

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Name * Style / Title

Date of birth Day 04 Month 12 Year 1946

Forename(s) Roy

Surname Brown

Address Holybank
44 Holmwood Ridge
Langton Green

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town Tunbridge Wells

County / Region Kent UK Postcode TN3 0ED

Country Nationality British

Business occupation Non-Executive Director

* Voluntary details.

Name * Style / Title

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth Day 14 Month 01 Year 1949

Forename(s) Ian Hugh

Surname Chippendale

Address Flat 8
St. Nicholas House
4 Park Hill Road

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town Croydon

County / Region Surrey UK Postcode CR0 5NA

Country ENGLAND Nationality British

Business occupation Chief Executive, Direct Line Group

SC192666

12-02-02

Directors (Continued)

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title

Date of birth: Day 26 Month 01 Year 1948

Forename(s): Jo

Surname: Connell

Address: The Old Vicarage

Pipers Lane

Post town: Great Gaddesden

County / Region: Hertfordshire UK Postcode: HP1 3JY

Country: Nationality: British

Business occupation: Group Managing Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title

Date of birth: Day 04 Month 08 Year 1956

Forename(s): Michael

Surname: de Kare-Silver

Address: 14 Wilton Street

Post town:

County / Region: London UK Postcode: SW1X 7AF

Country: Nationality: British

Business occupation: Non-Executive Director Thus plc

12-02-02

Directors (Continued)

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Name * Style / Title	
Date of birth (Day Month Year)	0 7 0 7 1 9 6 5
Forename(s)	John Noel
Surname	Maguire
Address	
	43 Argyle Road
	Sevenoaks
Post town	Kent
County / Region	
UK Postcode	KN13 1HJ
Country	
Nationality	British
Business occupation	Chief Financial Officer, Thus plc

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

* Voluntary details

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Name * Style / Title	
Date of birth (Day Month Year)	1 3 0 9 1 9 6 6
Forename(s)	Philip Stewart
Surname	Male
Address	
	7 Garthends Lane
	Hemingbrough
Post town	Selby
County / Region	North Yorkshire
UK Postcode	YO8 6QW
Country	
Nationality	British
Business occupation	Operations Director, Thus plc

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

SC192666

12-02-02

Directors (Continued)

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title	
Date of birth (Day Month Year)	05 05 1960
Forename(s)	David Thomas
Surname	Nish
Address	Kinnoul
	Lochwinnoch Road
Post town	Kilmacolm
County / Region	
UK Postcode	PA13 4DZ
Country	Scotland
Nationality	British
Business occupation	Finance Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title	
Date of birth (Day Month Year)	28 04 1951
Forename(s)	James Archibald
Surname	Reid
Address	FAIRFIELD HOUSE
	FAYGATE LANE
Post town	FAYGATE
County / Region	HORSHAM
UK Postcode	RH12 4SW
Country	WEST SUSSEX
Nationality	British
Business occupation	Executive Director

SC192666

12-02-02

List of past and present shareholders
Schedule to form 363a

CHFP055

Company Number 192666

Company Name in full Thus plc

> Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year

> *You must provide a "full list" of all the company shareholders on:*

- The company's first annual return following incorporation;
- *Every third annual return after a full list has been provided*

> List the company shareholders in alphabetical order or provide an index

> List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

SC192666

12-02-02

BATCH 285
11/02/02.

A

FORM ML13/1

BULK LIST OF SHAREHOLDERS OR MEMBERS

A bulk list (over 50 pages) of Shareholders or Members for the company named below has been lodged but does not appear on this annual return microfiche.

If you wish to search the list, please enquire at the Public Counter.

Company Number SC192666

Company Name Thus Plc

Annual Return Date 19/01/2002.

C
THUS
GROUP

SC226738

08-01-02

FILE COPY

C-53

02 FEB 25 AM 8:24

CERTIFICATE OF INCORPORATION

OF A PUBLIC LIMITED COMPANY

Company No. 226738

The Registrar of Companies for Scotland hereby certifies that

THUS GROUP PLC

is this day incorporated under the Companies Act 1985 as a public company and that the company is limited.

Given at Companies House, Edinburgh, the 7th January 2002

NSC226738J

Registrar Of Companies

COMPANIES HOUSE

SC226738

08-01-02

C-54

12

Please complete in typescript, or in bold black capitals.

CHWP007

Declaration on application for registration

226738

Company Name in full	THUS GROUP PLC
I,	DAVID MACLEOD
of	12 GLEBE ROAD, GLASGOW G77 6BU

† Please delete as appropriate

do solemnly and sincerely declare that I am a †[~~Solicitor engaged in the formation of the company~~] [person named as ~~director or~~ secretary of the company in the statement delivered to the Registrar under section 10 of the Companies Act 1985] and that all the requirements of the Companies Act 1985 in respect of the registration of the above company and of matters precedent and incidental to it have been complied with.

And I make this solemn Declaration conscientiously believing the same to be true and by virtue of the Statutory Declarations Act 1835

Declarant's signature: David Macleod

Declared at: GLASGOW

On: Day 07 Month 01 Year 2002

@ Please print name.

before me @: RACHEL MAGDALENE GERVAISE

Signed: [signature] Date: 7.1.02

A Commissioner for Oaths or Notary Public or Justice of the Peace or Solicitor

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

RACHAEL GERVAISE, BIGGART BAILLIE
310 ST VINCENT STREET
GLASGOW G2 5QR Tel 0141 228 8000
DX number 9 DX exchange GLASGOW

SCT ST8Q0790 0045
COMPANIES HOUSE 07/01/02

Form revised June 1998

Published under licence by everyform

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

SC226738

08-01-02

C-55

10

Please complete in typescript, or in bold black capitals.

CHWP007

Notes on completion appear on final page

First directors and secretary and intended situation of registered office

02 FEB 25 AM 8:21

226738

Company Name in full THUS GROUP PLC

Proposed Registered Office DALMORE HOUSE

(PO Box numbers only, are not acceptable) 310 ST VINCENT STREET

Post town GLASGOW

County / Region LANARKSHIRE Postcode G2 5BB

If the memorandum is delivered by an agent for the subscriber(s) of the memorandum mark the box opposite and give the agent's name and address. X

Agent's Name BIGGART BAILLIE

Address DALMORE HOUSE

310 ST VINCENT STREET

Post town GLASGOW

County / Region LANARKSHIRE Postcode G2 5QR

Number of continuation sheets attached 2

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

RACHEL GERVAISE, BIGGART BAILLIE

310 ST VINCENT STREET, GLASGOW, G2 5QR

Tel 0141 228 8000

DX number 9 DX exchange GLASGOW

SCT S7QSJ79E 0045 COMPANIES HOUSE 07/01/02

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland DX 235 Edinburgh

SC226738

08-01-02

Company Secretary (see notes 1-5)

Company name	THUS GROUP PLC
NAME *Style / Title	MR
*Honours etc	
Forename(s)	DAVID
Surname	MACLEOD
Previous forename(s)	
Previous surname(s)	
Address	12 GLEBE ROAD
	NEWTON MEARNS
Post town	GLASGOW
County / Region	LANARKSHIRE
Postcode	G77 6[illegible]U
Country	SCOTLAND

* Voluntary details

Usual residential address
For a corporation, give the registered or principal office address.

I consent to act as secretary of the company named on page 1

Consent signature: David Macleod Date: 7 January 2002

Directors (see notes 1-5)

Please list directors in alphabetical order

NAME *Style / Title	MR
*Honours etc	
Forename(s)	WILLIAM
Surname	ALLAN
Previous forename(s)	
Previous surname(s)	
Address	SHERNFOLD MEADOWS
	WADHURST ROAD, FRANT
Post town	~~TUNBRIDGE WELLS~~
County / Region	~~KENT~~ E. Sussex.
Postcode	TN3 9EH
Country	ENGLAND
Date of birth (Day Month Year)	29 04 1953
Nationality	BRITISH
Business occupation	CHIEF EXECUTIVE OFFICER
Other directorships	THUS PROFIT SHARING TRUSTEES LIMITED
	THUS plc (see continuation sheet)

Usual residential address
For a corporation, give the registered or principal office address.

I consent to act as director of the company named on page 1

Consent signature: W. Allan Date: 4 January '02.

SC226738

08-01-02

Directors (continued) (see notes 1-6)

NAME *Style / Title	MR
*Honours etc	
* Voluntary details Forename(s)	JOHN NOEL
Surname	MAGUIRE
Previous forename(s)	
Previous surname(s)	
Address	43 ARGYLE ROAD
Usual residential address For a corporation, give the registered or principal office address.	SEVENOAKS
Post town	KENT
County / Region	
Postcode	TN13 1HJ
Country	ENGLAND
Date of birth (Day Month Year)	07 07 1965
Nationality	BRITISH
Business occupation	CHIEF FINANCIAL OFFICER
Other directorships	THUS plc

I consent to act as director of the company named on page 1

Consent signature	[signature]	Date	4/1/02

This section must be signed by
Either
an agent on behalf of all subscribers

Signed	[signature] AGENTS	Date	7-1-02

***Or* the subscribers**

(i.e those who signed as members on the memorandum of association).

Signed		Date	
Signed		Date	
Signed		Date	
Signed		Date	
Signed		Date	
Signed		Date	

SC226738

08-01-02

Notes

1. Show for an individual the full forename(s) NOT INITIALS and surname together with any previous forename(s) or surname(s).

   If the director or secretary is a corporation or Scottish firm - show the corporate or firm name on the surname line.

   Give previous forename(s) or surname(s) except that:

   - for a married woman, the name by which she was known before marriage need not be given,
   - names not used since the age of 18 or for at least 20 years need not be given.

   A peer, or an individual known by a title, may state the title instead of or in addition to the forename(s) and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

   Address:

   Give the usual residential address.

   In the case of a corporation or Scottish firm give the registered or principal office.

   Subscribers:

   The form must be signed personally either by the subscriber(s) or by a person or persons authorised to sign on behalf of the subscriber(s).

2. Directors known by another description:

   - A director includes any person who occupies that position even if called by a different name, for example, governor, member of council.

3. Directors details:

   - Show for each individual director the director's date of birth, business occupation and nationality.
   The date of birth must be given for every individual director.

4. Other directorships:

   - Give the name of every company of which the person concerned is a director or has been a director at any time in the past 5 years. You may exclude a company which either is or at all times during the past 5 years, when the person was a director, was:

   - dormant,
   - a parent company which wholly owned the company making the return,
   - a wholly owned subsidiary of the company making the return, or
   - another wholly owned subsidiary of the same parent company.

   If there is insufficient space on the form for other directorships you may use a separate sheet of paper, which should include the company's number and the full name of the director.

5. Use Form 10 continuation sheets or photocopies of page 2 to provide details of joint secretaries or additional directors.

Published under licence by everyform

SC226738

08-01-02

THUS GROUP PLC

Company Number SC

Personal appointments of William Allan with limited companies

Company	Date of resignation
Scotland Online Limited	current appointment
Cable & Wireless (West Indies) Limited	31 October 1998
Cable & Wireless (Americas) Limited	31 October 1998
Cable & Wireless (Cala Management Services) Limited	31 October 1998
Telephone Information Services plc	5 November 1999
ScottishPower Telecommunications Limited	8 November 1999
Teledata Scotland Limited	8 November 1999
Teledata (Outsourcing) Limited	8 November 1999
Telephone International Media Holdings Limited	8 November 1999
Camjer plc	8 November 1999
Telephone International Media Limited	8 November 1999
Cityscape Global Media Limited	8 November 1999
The Callcentre Service Limited	8 November 1999
Cityscape Internet Services Limited	8 November 1999
The Information Service Limited	8 November 1999
Cityscape Limited	8 November 1999
The IP Systems Operation Limited	8 November 1999
Clubcall Telephone Services Limited	8 November 1999
Tim Limited	8 November 1999
Clubline Services Limited	8 November 1999

L:\Docs\Corp\2\THUS - COMPANY LIST.Doc
04/01/02 12:34

SC226738

08-01-02

Copperteam Limited	8 November 1999
Demon Internet Limited	8 November 1999
SPPT Limited	8 November 1999
Demon Limited	8 November 1999
Lancastrian Holdings Limited	8 November 1999
Spotlight Trading Limited	8 November 1999
Locomotive Software Developments Limited	8 November 1999
Locomotive Software Group Limited	8 November 1999
Psychic Companions Limited	8 November 1999
Megafone (UK) Limited	8 November 1999
Turnpike 1996 Limited	8 November 1999
Watermark Games Limited	8 November 1999
Turnpike Limited	8 November 1999
Teledata (Holdings) Limited	8 November 1999
Pinnacle Paging Limited	10 November 1999
Pinnacle Service Centre Limited	10 November 1999
Pinnacle Phone Services Limited	10 November 1999
Pinnacle Air Time Limited	10 November 1999
Pinnacle Cellular Limited	10 November 1999
Pinnacle Cellular Group Limited	10 November 1999
Woodend Communications Limited	10 November 1999
Woodend Group Limited	10 November 1999
Woodend Cellular Limited	10 November 1999
Woodend Holdings Limited	10 November 1999
Dispatch Publishing Limited	12 January 2000

SC226738

08-01-02

C-56

226738

COMPANIES HOUSE
FEE PAID £80
EDINBURGH

02 FEB 25 AM 8:21

THE COMPANIES ACT 1985 (AS AMENDED)

A PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

THUS Group PLC

I. The Company's name is "Thus Group PLC".

II. The Company's Registered Office is to be situated in Scotland.

III. The Company is to be a public company.

IV. The objects for which the Company is established are:-

(1) To co-ordinate, finance and manage all or any part of the operations, policy or administration of any undertaking which is a subsidiary undertaking of the Company or which is otherwise under the control of or associated with the Company and generally to carry on all or any of the businesses of a holding company of other companies, firms and businesses.

(2) To carry on whether by itself or through any subsidiary undertaking or such other undertaking which is allied to or associated with the Company any activities which the Company is authorised to carry on and to make any arrangements whatsoever with such undertaking (including any arrangements for taking the profits or bearing the losses of any such activities) as the Directors of the Company may think fit.

(3) To carry on for profit, directly or indirectly and whether by itself or through subsidiary, associated or allied companies or firms, in the United Kingdom or elsewhere any business, undertaking, project or enterprise of any description whether of a private or a public character and all or any trades, processes and activities connected with or ancillary or complementary to any of the businesses of the Company or which, in the opinion of the Company or the Directors, can be carried on to the benefit of the Company or which might directly or indirectly, enhance the value of or render profitable any of the Company's property, rights or assets.

(4) To carry on business as a general commercial company.

(5) To appoint agents or brokers on commission or, representatives of the Company to act in any of the businesses of the Company through or by means of branches, agencies, brokers, sub-contractors or others.

(6) To apply for, register, purchase or by other means acquire and protect, prolong and renew, whether in the United Kingdom or elsewhere, any patents, patent rights, brevets d'invention, licences, trade marks, designs, protections and concessions which may appear likely to be advantageous or useful to the Company, and to use and turn to account and to manufacture under or grant licences or privileges in respect of the same and to expend money in experimenting upon and testing and in improving or seeking to improve any patents, inventions or rights which the Company may acquire.

(7) To purchase, feu, rent, lease, exchange or otherwise acquire any heritable or personal property in the United Kingdom or abroad, either for the Company exclusively or jointly with any companies, associations, partnerships or persons, which may be deemed necessary or expedient for the purposes of the Company; to erect offices, mills, factories, warehouses, works, dwellinghouses, and other buildings, to maintain, alter, enlarge and improve the same; and to acquire any rights, servitudes, easements and privileges in relation to any lands, water or buildings.

(8) To acquire and undertake the whole or any part of the business, goodwill and assets of any person, firm or company carrying on or proposing to carry on any of the businesses which the Company is authorised to carry on, and as part of the consideration for such acquisition to undertake all or any of the liabilities of such person, firm or company, or to acquire and invest in, amalgamate with, or enter into partnership or into any arrangement for sharing profits, or for co-operation, or for limiting competition, or for mutual assistance with any such person, firm or company, and to give or accept, by way of consideration for any of the acts or things aforesaid or property acquired, any shares, debentures, debenture stock or securities that may be agreed upon, and to hold and retain, or sell, mortgage and deal with any shares, debentures, debenture stock or securities so received.

(9) To improve, manage, cultivate, develop, exchange, let on lease or otherwise, mortgage, charge, sell, dispose of, turn to account, grant rights and privileges in respect of, or otherwise deal with, all or any part of the property and rights of the Company.

(10) To invest and deal with the moneys of the Company not immediately required in such shares or upon such securities and in such manner as may from time to time be determined.

(11) To lend and advance money or give credit to such persons, firms or companies and on such terms as may seem expedient, and in particular to customers and others having dealings with the Company, and to give guarantees, indemnities or security for any such persons, firms or companies.

(12) To secure or guarantee the payment of any sums of money or the performance of any obligation by any company, firm or person in any way.

(13) To borrow or raise money in such manner as the Company shall think fit, and in particular by the issue of debentures, or debenture stock (perpetual or otherwise), and to secure the repayment of any money borrowed, raised or owing, by mortgage, charge, standard security or lien upon the whole or any

part of the Company's property or assets (whether present or future), including its uncalled capital, and also by a similar mortgage, charge, standard security or lien to secure and guarantee the performance by the Company of any obligation or liability it may undertake.

(14) To draw, make, accept, endorse, discount, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable or transferable instruments.

(15) To apply for, promote and obtain any Act of Parliament, Provisional Order or Licence of the Department of Trade or other authority for enabling the Company to carry any of its objects into effect, or for effecting any modification of the Company's constitution, or for any other purpose which may seem expedient, and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the Company's interests.

(16) To enter into any arrangements with any Governments or authorities (supreme, municipal, local or otherwise) or any corporations, companies or persons that may seem conducive to the attainment of the Company's objects or any of them, and to obtain from any such Government, authority, corporation, company or person any charters, contracts, decrees, rights, privileges and concessions which the Company may think desirable, and to carry out, exercise and comply with any such charters, contracts, decrees, rights, privileges and concessions.

(17) To subscribe for, take, purchase or otherwise acquire and hold Shares [sic] or other interests in or securities of any other company having objects altogether or in part similar to those of the Company or carrying on any business capable of being carried on so as directly or indirectly to benefit the Company, and to purchase or otherwise acquire shares in the share capital of the Company subject to the provisions of the Companies Act 1985.

(18) To act as agents or brokers and as trustees for any person, firm or company, and to undertake and perform sub-contracts.

(19) To remunerate any person, firm or company rendering services to the Company, either by cash payment or by the allotment to him or them of shares or securities of the Company credited as paid up in full or in part or otherwise as may be thought expedient.

(20) To pay all or any expenses incurred in connection with the promotion, formation and incorporation of the Company, or to contract with any person, firm or company to pay the same, and to pay commissions to brokers and others for underwriting, placing, selling or guaranteeing the subscription of any shares, debentures, debenture stock or securities of the Company.

(21) To purchase and maintain insurance for, or for the benefit of, any persons who are or were at any time Directors, officers, employees or Auditors of the Company or for any other company which is the holding company of the Company or in which the Company or such holding company or any of the predecessors of the Company or of such holding company has any interest, whether director or indirect or which is in any way allied to or associated with the Company, or of any subsidiary undertaking of the Company or of any such

other company, or who are or were at any time trustees of any pension fund in which any employees of the Company or of any such other company or subsidiary undertaking are or have been interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution or discharge of their duties or in the exercise of their powers or otherwise in relation to their duties, powers or offices in relation to the Company or any such other company, subsidiary undertaking or person fund and to such extent as may be permitted by law or otherwise to indemnify or to exempt any such person against or from any such liability.

(22) To support and subscribe to any charitable or public object and any institution, society, or club which may be for the benefit of the Company or its employees, or may be connected with any town or place where the Company carries on business; to give pensions, gratuities or charitable aid to any persons who may have been Directors of or may have served the Company, or to the wives, children or other relatives or dependants of such persons; to make payments towards insurance; and to form and contribute to provident and benefit funds for the benefit of any such persons or of their wives, children or other relatives or dependants.

(23) To promote any other company for the purpose of acquiring the whole or any part of the business or property and undertaking any of the liabilities of the Company, or of undertaking any business or operations which may appear likely to assist or benefit the Company or to enhance the value of any property or business of the Company and to place or guarantee the placing of, underwrite, subscribe for, or otherwise acquire all or any part of the Shares or securities of any such company as aforesaid.

(24) To sell or otherwise dispose of the whole or any part of the business or property of the Company, either together or in portions, for such consideration as the Company may think fit, and in particular for shares, debentures or securities of any company purchasing the same.

(25) To distribute among the members of the Company in kind any property of the Company, and in particular any shares, debentures or securities of other companies belonging to the Company or of which the Company may have the power of disposing.

(26) To procure the Company to be registered or recognised in any part of the world.

(27) To do all such other things as may be deemed incidental or conducive to the attainment of the above objects or any of them.

It is hereby expressly declared that (a) each Sub-Clause of this Clause shall be construed independently of the other Sub-Clauses hereof; (b) none of the objects mentioned in any Sub-Clause shall be deemed to be merely subsidiary to the objects mentioned in any other Sub-clause; and (c) the expressions "subsidiary undertaking" and "holding company" shall have the meanings ascribed to them in Sections 259 and 736 respectively of the Companies Act 1985.

V. The liability of the Members is limited.

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VI The Company's Share Capital is £50,100 divided into 2,000,000 Ordinary Shares of 2.5 pence each and 100 cumulative participating preference shares of £1 each.

We, the subscribers to this Memorandum of Association, wish to be formed into a company pursuant to this Memorandum, and we agree to take the number of Shares shown opposite my name.

Name and Address of Subscribers	Number of shares taken
DIRECTOR Dalglen Directors Limited Dalmore House 310 St Vincent Street Glasgow G2 5QR	One 2.5pence
DIRECTOR Dalglen Secretaries Limited Dalmore House 310 St Vincent Street Glasgow G2 5QR	One 2.5pence

Date: 7.1.02

Witness to the above Signatures: Rachel Gervaise

Name: Rachel Magdalene Gervaise

Address Dalmore House, 310 St Vincent Street, Glasgow, G2 5QR

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02 FEB 25 AM 8:32

CONTENTS

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THE COMPANIES ACT 1985 COMPANY NO.

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

THUS Group PLC

PRELIMINARY

1. The regulations in Table A as in force at the date of the incorporation of the Company shall not apply to the Company. Table A

2. In these Articles, except where the subject or context otherwise requires: Definitions

Act means the Companies Act 1985 including any modification or re-enactment of it for the time being in force;

Articles means these Articles of Association as altered from time to time by special resolution;

auditors means the auditors of the Company;

base rate means the base rate of the Royal Bank of Scotland in place from time to time;

the board means the directors or any of them acting as the board of directors of the Company;

business day means a day when banks are open for the transaction of normal banking business in London and Glasgow;

certificated share means a share in the capital of the Company that is not an uncertificated share and references in these Articles to a share being held in certificated form shall be construed accordingly;

clear days in relation to the giving of a notice means the period excluding the day on which a notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

communication means the same as in the Electronic Communications Act 2000;

Companies Acts has the meaning given by section 744 of the Act and includes any enactment passed after those Acts which may, by virtue of that or any other such enactment, be cited together with those Acts as the "Companies Acts" (with or without the addition of an indication of the date of any such enactment);

director means a director of the Company;

dividend means dividend or bonus;

electronic communication means the same as in the Electronic Communications Act 2000;

employees' share scheme has the meaning given by section 743 of the Act;

entitled by transmission means, in relation to a share in the capital of the Company, entitled as a consequence of the death or bankruptcy of the holder or otherwise by operation of law;

holder in relation to a share in the capital of the Company means the member whose name is entered in the register as the holder of that share;

London Stock Exchange means London Stock Exchange plc;

member means a member of the Company;

Memorandum means the Memorandum of Association of the Company as amended from time to time;

office means the registered office of the Company;

Ordinary Shares means ordinary shares of 2.5 pence each in the capital of the Company;

paid means paid or credited as paid;

Preference Shares means cumulative participating preference shares of £1 each in the capital of the Company;

recognised person means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange, each of which terms has the meaning given to it by section 185(4) of the Act;

register means the register of members of the Company;

Regulations means the Uncertificated Securities Regulations 2001;

seal means the common seal of the Company and includes any official seal kept by the Company by virtue of section 39 or 40 of the Act;

secretary means the secretary of the Company and includes a joint, assistant, deputy or temporary secretary and any other person appointed to perform the duties of the secretary;

Statutes means the Act, the Companies Act 1989 and every other act, statute, statutory instrument, regulation or order for the time being in force concerning companies and affecting the Company;

uncertificated share means a share in the capital of the Company which is recorded on the register as being held in uncertificated form and title to which may, by virtue of the Regulations, be transferred by means of a *relevant system* and references in these Articles to a share being held in uncertificated form shall be construed accordingly;

United Kingdom means Great Britain and Northern Ireland; and

writing means any method of setting out words on paper and any reference to any notice, consent, approval or other document being given in a similar way shall mean one given or sent by facsimile, e-mail or other electronic process (whether in use at the date of these articles or developed subsequently) capable of reproducing words in a visible and non-transitory form.

3. References to a document being executed include references to its being executed under hand or under seal or by any other method. Construction

Words denoting the singular number include the plural number and vice versa; words denoting the masculine gender include the feminine gender; and words denoting persons include corporations.

Words or expressions contained in these Articles which are not defined in Article 2 but are defined in the Act have the same meaning as in the Act (but excluding any modification of the Act not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

Words or expressions contained in these Articles which are not defined in Article 2 but are defined in the Regulations have the same meaning as in the Regulations (but excluding any modification of the Regulations not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

Subject to the preceding two paragraphs, references to any provision of any enactment or of any subordinate legislation (as defined by section 21(1) of the Interpretation Act 1978) include any modification or re-enactment of that provision for the time being in force.

Headings and marginal notes are inserted for convenience only and do not affect the construction of these Articles.

In these Articles, (a) powers of delegation shall not be restrictively construed but the widest interpretation shall be given to them; (b) the word *board* in the context

of the exercise of any power contained in these Articles includes any committee consisting of one or more directors, any director holding executive office and any local or divisional board, manager or agent of the Company to which or, as the case may be, to whom the power in question has been delegated; (c) no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of that or any other power of delegation; and (d) except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Articles or under another delegation of the power.

Where, in relation to a share, these Articles refer to a relevant system, the reference is to the relevant system in which that share is a participating security at the relevant time.

SHARE CAPITAL

Share capital

4.1 The share capital of the Company on the adoption of these Articles is £[50,100] into 2,000,000 Ordinary Shares of 2.5p each and 100 Preference Shares of £1 each.

4.2 The rights attaching to the Preference Shares are as follows:

Initial Dividend

4.3 The holders of the Preference Shares shall be entitled, subject to the provisions of the Companies Act and these Articles, in priority to the payment of any dividend to the holders of the Ordinary Shares, to receive out of the profit of the Company available for distribution, by way of dividend and resolved under these Articles to be distributed on the date of issue of the Preference Shares a Fixed Preferential Dividend of £0.20 (the ***Initial Dividend***). Each Initial Dividend shall be exclusive of any imputed tax credit available to shareholders and shall be calculated on the nominal capital (exclusive of any premium) for the time being paid up or credited as paid on the Preference Shares held by them respectively.

Fixed Dividend

4.4 The holders of the Preference Shares shall be entitled, subject to the provisions of the Companies Act and these Articles, in priority to the payment of any dividend to the holders of the Ordinary Shares, to receive out of the profit of the Company available for distribution, by way of dividend and resolved under these Articles to be distributed in respect of each financial year of the Company, a fixed cumulative preferential dividend of 10 per cent. per annum(the ***Fixed Dividend***). Each Fixed Dividend shall be exclusive of any imputed tax credit available to shareholders and shall be calculated on the nominal capital (exclusive of any premium) for the time being paid up or credited as paid up on the Preference Shares held by them respectively.

4.5 Each Fixed Dividend shall accrue on a daily basis and shall be paid half yearly in arrears in two equal amounts on 30 April and 31 October in each year (each referred to as a ***Fixed Dividend Date***) (or, if any such date is not a business day, on the next day which is a business day) and shall (subject to Article 4.5 below) be in respect of the half year ending on each Fixed Dividend Date. Payments of

Fixed Dividends shall be made to holders whose names appear on the register at 12 noon on any date selected by the directors being no more than 14 days prior to the relevant Fixed Dividend Date.

4.6 The first Fixed Dividend on each Preference Share (including any Preference Share issued after the date on which Preference Shares were first issued) shall be paid on the Fixed Dividend Date next following the date of allotment of the share or on such other Fixed Dividend Date as the directors may determine (or, if that date is not a business day, on the next following business day) and shall be made on a pro rata basis in respect of the period from the date of allotment of the share to the relevant Fixed Dividend Date.

4.7 The holders of the Preference Shares shall be entitled, in priority to the payment of any dividend to the holders of the Ordinary Shares and in addition to the Fixed Dividend, to receive out of the profit of the Company available for distribution, by way of dividend and resolved under the Articles to be distributed, a variable participating dividend in respect of each financial year of the Company (***Participating Dividend***) calculated as follows: **Participating Dividend**

$$PD = \left(\frac{1}{100} \times \frac{PSC}{PSO} \times P1\right) + \left(\frac{1}{1000} \times \frac{PSC}{PSO} \times P2\right) + \left(\frac{1}{10{,}000} \times \frac{PSC}{PSO} \times P3\right)$$

where:

PD = the Participating Dividend;

PSC = the aggregate nominal value of the Preference Shares in issue at the date the Participating Dividend is declared;

PSO =£25,000,000];

P1 = the annual consolidated post-tax profits of the Company (as set out in the audited consolidated profit and loss account of the Company and its subsidiary undertakings) in respect of the financial year up to a maximum of £50,000,000;

P2 = the amount, if any, by which the annual consolidated post-tax profits of the Company (as set out in the audited consolidated profit and loss account of the Company and its subsidiary undertakings) in respect of the financial year exceeds £50,000,000 but is less than or equal to £100,000,000; and

P3 = the amount, if any, by which the annual consolidated post-tax profits of the Company (as set out in the audited consolidated profit and loss account of the Company and its subsidiary undertakings) in respect of the relevant accounting reference period exceeds £100,000,000.

The Participating Dividend shall be exclusive of any imputed tax credit available to shareholders and shall be distributed pro rata to the holders of the Preference Shares

in accordance with the amount paid up or credited as paid up on the Preference Shares.

4.8 Each Participating Dividend shall accrue on a daily basis and shall be paid yearly in arrears on 31 October in respect of the financial year ended prior to that date each year (the ***Participating Dividend Date***) (or, if any such date is not a business day on the next day which is a business day) and shall (subject to Article 4.9 below) be in respect of that financial year. Payments of Participating Dividends shall be made to holders whose names appear on the register at 12 noon on any date selected by the directors being no more than 14 days prior to the Participating Dividend Date.

4.9 The first Participating Dividend on each Preference Share (including any Preference Share issued after the date on which Preference Shares were first issued) shall be paid on the Participating Dividend Date next following the date of allotment of the share or on such other Participating Dividend Date as the directors may determine (or, if that date is a Saturday or Sunday or a day which is a public holiday in England or Scotland, on the next following day which is not such a day) and shall be made on a pro rata basis in respect of the period from the date of allotment of the share to the relevant Participating Dividend Date.

Interest on unpaid dividends

4.10 The holders of the Preference Shares shall be entitled to receive interest at the base rate plus 6 per cent. per annum on the amount of any Fixed Dividend or Participating Dividend (the ***Interest***) if such dividend is not paid by the Company within 7 days of the relevant Fixed Dividend Date or Participating Dividend Date. The Interest shall be paid in cash to the relevant holders of Preference Shares at the same time as the relevant Fixed Dividend or Participating Dividend and shall be a right of the holders of the Preference Shares as a class. The Interest shall accrue on a daily basis and shall be calculated on the basis of a 365 day year and the number of clear days elapsed in the period from the relevant Fixed Dividend Date or Participating Dividend Date up to, but not including, the date of payment of such Fixed Dividend or Participating Dividend and relative Interest. The Interest shall be exclusive of any imputed tax credit available to shareholders.

Capital

4.11 In the event of a winding up of the Company or other return of capital (other than on conversion, redemption or purchase by the Company of any of its own shares) the assets of the Company available for distribution to the shareholders remaining after payment of all other debt and liabilities of the Company and of the costs, charges and expenses of such winding up, shall be applied in the following manner and order of priority:

(a) firstly, in paying to the holders of Preference Shares all unpaid arrears and accruals of any Fixed Dividend or Participating Dividend such accruals and arrears to be calculated down to and including the date of the payment and, in respect of the Fixed Dividend, to be payable irrespective of what profits (and of whether any profits) have been made or earned by the Company and irrespective of whether or not such unpaid arrears and accruals have become

due and payable in accordance with the provisions of Articles 4.3 to 4.9 above;

(b) secondly, in paying to the holders of Preference Shares a sum equal to the capital paid up or credited as paid up on Preference Shares held by them respectively;

(c) thirdly, in paying to the holders of the Ordinary Shares a sum equal to the capital paid up or credited as paid up on the Ordinary Shares held by them respectively; and

(d) fourthly, in paying 0.5% of any surplus assets available for distribution to the holders of the Preference Shares, subject to a cap of £2,500,000, and in paying 99.5 per cent. of such surplus to the holders of the Ordinary Shares, both rateably in accordance with the amount paid up or credited as paid up on the Preference Shares and Ordinary Shares held by them respectively.

4.12 The Preference Shares shall (subject to the provisions of the Companies Act and the Articles) confer on the holders thereof the right to receive notice of and to attend all general meetings of the Company but shall not confer on such holder the right to speak or vote in respect of their holdings of Preference Shares, subject to the following exceptions: Voting

(a) if at the date of the meeting any part of any Fixed Dividend is for whatever reason in arrears for more than six months, the holders of the Preference Shares shall be entitled to attend, speak and vote on any resolution at such meeting or any adjournment of it; or

(b) if it is proposed at the meeting to consider any resolution approving the winding up of the Company, the holders of the Preference Shares shall be entitled to attend such a meeting and to speak and vote only on such resolution or any motion for adjournment of the meeting before such resolution is voted on; or

(c) if it is proposed at the meeting to consider any resolution which abrogates or varies or otherwise directly affects the special rights and privileges attaching to the Preference Shares, the holders of the Preference Shares shall have the right to attend such a meeting and to speak and vote only on such resolution or any motion for adjournment of the meeting before such resolution is voted on.

Upon any resolution on which the holders of the Preference Shares are entitled to vote, on a show of hands, each such holder who (being an individual) is present in person or (being a corporation) is present by a representative or proxy not being himself a member shall have one vote and, on a poll, each such holder present in person or by proxy shall (in his capacity as such) have one vote for every £1 in nominal amount of Preference Shares of which he is the holder.

Restrictions on Company

4.13 The special rights attached to any Preference Shares allotted or in issue shall not (unless otherwise provided by their terms of issue) be deemed to be varied, affected, modified, dealt with or abrogated by the creation or issue of any further shares (*new shares*) ranking in all respects after or in any respect pari passu with such Preference Shares (but in no respect in priority thereto) and so that any new shares ranking pari passu with such Preference Shares may either carry rights identical in all respects with such Preference Shares or any of them or rights and/or restrictions differing therefrom in any respect including but without prejudice to the generality of the foregoing in that:

(a) the rate of dividend may differ and the dividend may be cumulative or non-cumulative;

(b) the new shares or any series thereof may rank for dividend as from such date as may be provided by the terms of issue thereof and the dates for payment of dividend may differ;

(c) a premium may be payable on any return of capital relating to the new shares or there may be no such premium;

(d) the new shares may be redeemable at the option of the holder or of the Company, or may be non-redeemable; and

(e) the new shares may be convertible into Ordinary Shares or any other class of shares ranking as regards participation in the profits and assets of the Company pari passu with or after such Preference Shares in each case on such terms and conditions as may be prescribed by the terms of issue thereof.

Variation of Preference Share class rights

4.14 Notwithstanding the rights of the holders of Preference Shares under Article 4.12, the written consent of the holders of three-quarters in nominal value of the issued Preference Shares or the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the Preference Shares is required:

(a) if the special rights and privileges attaching to the Preference Shares are to be varied or abrogated or otherwise directly affected in any way;

(b) if any shares or securities are to be created, allotted or issued by the Company which rank in priority to or equally with the Preference Shares (or any right to call for the allotment or issue of such shares or securities is to be granted by the Company).

4.15 All provisions of the Articles relating to general meetings of the Company shall apply *mutatis mutandis* to every general meeting of the holders of the Preference Shares.

4.16 Each of the following shall each be deemed to be a variation of the rights attached to the Preference Shares and, notwithstanding any other provisions of

these Articles, shall be prohibited except with the consent or sanction of the holders of the Preference Shares given in accordance with the provisions of Article 4.14:

(a) the alteration of Article 4.14 (regarding variation of rights);

(b) the redemption of any shares other than Preference Shares, unless such redemption is effected for the purpose of a conversion of the shares concerned and does not reduce the distributable profits of the Company; and

(c) the reduction by the Company (except as authorised by Section 146(2) or by Section 159 of the Act) of its share capital or any uncalled liability in respect thereof or (except as authorised by Sections 130(2), 160(2) or 170(4) of the Act) of any share premium account or capital redemption reserve if the reduction involves either the diminution of liability in respect of unpaid share capital or the repayment to any shareholder of any paid up share capital.

4.17 The holders of the Preference Shares shall be entitled to the right to be sent (at the same time as the same are sent to the holders of Ordinary Shares) all notices of general meetings of the Company and a copy of every circular or other like document sent by the Company to the holders of Ordinary Shares. Receipt of Notices

5.1 Subject to the provisions of the Companies Acts and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the board shall determine. Shares with special rights

5.2 The board may issue share warrants to bearer in respect of any fully paid shares under a seal of the Company or in any other manner authorised by the board. Any share while represented by such a warrant shall be transferable by delivery of the warrant relating to it. In any case in which a warrant is so issued, the board may provide for the payment of dividends or other moneys on the shares represented by the warrant by coupons or otherwise. The board may decide, either generally or in any particular case or cases, that any signature on a warrant may be applied by mechanical means or printed on it or that the warrant need not be signed by any person. Share warrants to bearer

5.3 The board may determine, and from time to time vary, the conditions on which share warrants to bearer shall be issued and, in particular, the conditions on which: Conditions of issue of share warrants

(a) a new warrant or coupon shall be issued in place of one worn-out, defaced, lost or destroyed (but no new warrant shall be issued unless the Company is satisfied beyond reasonable doubt that the original has been destroyed); or

(b) the bearer shall be entitled to attend and vote at general meetings; or

(c) a warrant may be surrendered and the name of the bearer entered in the register in respect of the shares specified in the warrant.

The bearer of such a warrant shall be subject to the conditions for the time being in force in relation to the warrant, whether made before or after the issue of the warrant. Subject to those conditions and to the provisions of the Companies Acts, the bearer shall be deemed to be a member of the Company and shall have the same rights and privileges as he would have if his name had been included in the register as the holder of the shares comprised in the warrant.

No right in relation to share

5.4 The Company shall not be bound by or be compelled in any way to recognise any right in respect of the share represented by a share warrant other than the bearer's absolute right to the warrant.

Uncertificated shares

6.1 Subject to the provisions of the Regulations, the board may permit the holding of shares in any class of shares in uncertificated form and the transfer of title to shares in that class by means of a relevant system and may determine that any class of shares shall cease to be a participating security.

Not separate class of shares

6.2 Shares in the capital of the Company that fall within a certain class shall not form a separate class of shares from other shares in that class because any share in that class:

(a) is held in uncertificated form; or

(b) is permitted in accordance with the Regulations to become a participating security.

Exercise of Company's entitlements in respect of uncertificated share

6.3 Where any class of shares is a participating security and the Company is entitled under any provision of the Companies Acts, the Regulations or the Articles to sell, transfer or otherwise dispose of, forfeit, re-allot, accept the surrender of or otherwise enforce a lien over a share held in uncertificated form, the Company shall be entitled, subject to the provisions of the Companies Acts, the Regulations, the Articles and the facilities and requirements of the relevant system:

(a) to require the holder of that uncertificated share by notice to change that share into certificated form within the period specified in the notice and to hold that share in certificated form so long as required by the Company;

(b) to require the holder of that uncertificated share by notice to give any instructions necessary to transfer title to that share by means of the relevant system within the period specified in the notice;

(c) to require the holder of that uncertificated share by notice to appoint any person to take any step, including without limitation the giving of any instructions by means of the relevant system, necessary to transfer that share within the period specified in the notice; and

(d) to take any action that the board considers appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of that share or otherwise to enforce a lien in respect of that share.

08-01-02

7. Subject to the provisions of the Companies Acts relating to authority, pre-emption rights or otherwise and of any resolution of the Company in general meeting passed pursuant to those provisions, and, in the case of redeemable shares, the provisions of Article 8:

(a) all unissued shares for the time being in the capital of the Company shall be at the disposal of the board; and

(b) the board may allot (with or without conferring a right of renunciation), grant options over, or otherwise dispose of them to such persons on such terms and conditions and at such times as it thinks fit.

8. Subject to the provisions of the Companies Acts, and without prejudice to any rights attached to any existing shares or class of shares, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these Articles. **Redeemable shares**

9. The Company may exercise all powers of paying commissions or brokerage conferred or permitted by the Companies Acts. Subject to the provisions of the Companies Acts, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other. **Commissions**

10. Except as required by law, the Company shall recognise no person as holding any share on any trust and (except as otherwise provided by these Articles or by law) the Company shall not be bound by or recognise any interest in any share (or in any fractional part of a share) except the holder's absolute right to the entirety of the share (or fractional part of the share). **Trusts not recognised**

VARIATION OF RIGHTS OTHER THAN PREFERENCE SHARE RIGHTS

11.1 Subject to the provisions of the Companies Acts, all or any of the rights attached to any class of shares may (unless otherwise provided by the terms of allotment of the shares of that class) be varied or abrogated, whether or not the Company is being wound up, either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class (but not otherwise). **Method of varying rights other than Preference Share rights**

11.2 For the purposes of this Article, all or any of the rights attached to any class of shares, unless otherwise expressly provided by the rights attached to any share or class of shares, shall be deemed to be varied by: **When rights deemed to be varied**

(a) the reduction of the capital paid up on that share or class of shares otherwise than by a purchase or redemption by the Company of its own shares; and

(b) the allotment of another share ranking in priority for payment of a dividend or in respect of capital or which confers on its holder voting rights more favourable than those conferred by that share or class of shares,

but shall not be deemed to be varied by:

(c) the creation or issue of another share ranking equally with, or subsequent to, that share or class of shares or by the purchase or redemption by the Company of its own shares; or

(d) the Company permitting, in accordance with the Regulations, the holding of and transfer of title to shares of that or any other class in uncertificated form by means of a relevant system.

Share Certificates

Members' rights to certificates

12. Every member, on becoming the holder of any certificated share (except a recognised person in respect of whom the Company is not required by law to complete and have ready for delivery a certificate) shall be entitled, without payment, to one certificate for all the certificated shares of each class held by him (and, on transferring a part of his holding of certificated shares of any class, to a certificate for the balance of his holding of certificated shares). He may elect to receive one or more additional certificates for any of his certificated shares if he pays for every certificate after the first a reasonable sum determined from time to time by the board. Every certificate shall:

(a) be executed under the seal or otherwise in accordance with Article 131 or in such other manner as the board may approve; and

(b) specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on the shares.

The Company shall not be bound to issue more than one certificate for certificated shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. Shares of different classes may not be included in the same certificate.

Replacement certificates

13. If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional out-of-pocket expenses reasonably incurred by the Company in investigating evidence and preparing the requisite form of indemnity as the board may determine but otherwise free of charge, and (in the case of defacement or wearing out) on delivery up of the old certificate.

Lien

Company to have lien on shares

14.1 The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys payable to the Company (whether presently or not) in respect of that share. The board may at any time (generally or in a particular

case) waive any lien or declare any share to be wholly or in part exempt from the provisions of this Article. The Company's lien on a share shall extend to any amount (including without limitation dividends) payable in respect of it.

14.2 Notwithstanding Article 14.1, no lien shall apply to any share, or any monies called or payable in respect of any share, that is the subject of any charge or mortgage credited in favour of any bank or institution.

15.1 The Company may sell, in such manner as the board determines, any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been given to the holder of the share, or to the person entitled to it by transmission, demanding payment and stating that if the notice is not complied with the share may be sold. **Enforcement of lien by sale**

15.2 To give effect to that sale the board may, if the share is a certificated share, authorise any person to execute an instrument of transfer in respect of the share sold to, or in accordance with the directions of, the buyer. If the share is an uncertificated share, the board may exercise any of the Company's powers under Article 6.3 to effect the sale of the share to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the application of the purchase money and his title to the share shall not be affected by any irregularity in or invalidity of the proceedings in relation to the sale. **Giving effect to sale**

15.3 The net proceeds of the sale, after payment of the costs, shall be applied in or towards payment or satisfaction of so much of the sum in respect of which the lien exists as is presently payable. Any residue shall (if the share sold is a certificated share, on surrender to the Company for cancellation of the certificate in respect of the share sold and, whether the shares sold is a certificated or uncertificated share, subject to a like lien for any moneys not presently payable as existed on the share before the sale) be paid to the person entitled to the share at the date of the sale. **Application of proceeds**

CALLS ON SHARES

16. Subject to the terms of allotment, the board may from time to time make calls on the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium). Each member shall (subject to receiving at least 14 clear days' notice specifying when and where payment is to be made) pay to the Company the amount called on his shares as required by the notice. A call may be required to be paid by instalments. A call may be revoked in whole or part and the time fixed for payment of a call may be postponed in whole or part as the board may determine. A person on whom a call is made shall remain liable for calls made on him even if the shares in respect of which the call was made are subsequently transferred. **Power to make calls**

17. A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed. **Time when call made**

Liability of joint holders

18. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

Interest payable

19. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid. Interest shall be paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, the rate determined by the board, not exceeding 15 per cent. per annum, or, if higher, the appropriate rate (as defined by the Act), but the board may in respect of any individual member waive payment of such interest wholly or in part.

Deemed calls

20. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and notified and payable on the date so fixed or in accordance with the terms of the allotment. If it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

Differentiation on calls

21. Subject to the terms of allotment, the board may make arrangements on the issue of shares for a difference between the allottees or holders in the amounts and times of payment of calls on their shares.

Payment of calls in advance

22. The board may, if it thinks fit, receive from any member all or any part of the moneys uncalled and unpaid on any share held by him. Such payment in advance of calls shall extinguish the liability on the share in respect of which it is made to the extent of the payment. The Company may pay on all or any of the moneys so advanced (until they would but for such advance become presently payable) interest at such rate agreed between the board and the member not exceeding (unless the Company by ordinary resolution otherwise directs) 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act).

FORFEITURE AND SURRENDER

Notice requiring payment of call

23. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable, the board may give to the person from whom it is due not less than 14 clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

Forfeiture for non-compliance

24. If that notice is not complied with, any share in respect of which it was given may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the board. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited share which have not been paid before the forfeiture. When a share has been forfeited, notice of the forfeiture shall be served on the person who was the holder of the share before the forfeiture. An

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entry shall be made promptly in the register opposite the entry of the share showing that notice has been served, that the share has been forfeited and the date of forfeiture. No forfeiture shall be invalidated by the omission or neglect to give that notice or to make those entries.

25. Subject to the provisions of the Companies Acts, a forfeited share shall be deemed to belong to the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the board determines, either to the person who was the holder before the forfeiture or to any other person. At any time before sale, re-allotment or other disposal, the forfeiture may be cancelled on such terms as the board thinks fit. Where for the purposes of its disposal a forfeited share held in certificated form is to be transferred to any person, the board may authorise any person to execute an instrument of transfer of the share to that person. Where for the purposes of its disposal a forfeited share held in uncertificated form is to be transferred to any person, the board may exercise any of the Company's powers under Article 6.3. The Company may receive the consideration given for the share on its disposal and may register the transferee as holder of the share. **Sale of forfeited shares**

26. A person shall cease to be a member in respect of any share which has been forfeited and shall, if the share is a certificated share, surrender the certificate for any forfeited share to the Company for cancellation. The person shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of that share with interest on that amount at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at the rate determined by the board, not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act), from the date of forfeiture until payment. The board may waive payment wholly or in part or enforce payment without any allowance for the value of the share at the time of forfeiture or for any consideration received on its disposal. **Liability following forfeiture**

27. The board may accept the surrender of any share which it is in a position to forfeit on such terms and conditions as may be agreed. Subject to those terms and conditions, a surrendered share shall be treated as if it had been forfeited. **Surrender**

28. The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the person whose share is forfeited and the Company, except only those rights and liabilities expressly saved by these Articles, or as are given or imposed in the case of past members by the Companies Acts. **Extinction of rights**

29. A statutory declaration by a director or the secretary that a share has been duly forfeited or surrendered on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject if necessary to the execution of an instrument of transfer or transfer by means of the relevant system, as the case may be) constitute a good title to the share. The person to whom the share is disposed of shall not be bound **Evidence of forfeiture or surrender**

to see to the application of the purchase money, if any, and his title to the share shall not be affected by any irregularity in, or invalidity of, the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

Form and execution of transfer of certificated share

30. The instrument of transfer of a certificated share may be in any usual form or in any other form which the board may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. An instrument of transfer need not be under seal.

Transfers of partly paid certificated shares

31. The board may, in its absolute discretion and without giving any reason, refuse to register the transfer of a certificated share which is not fully paid, provided that the refusal does not prevent dealings in shares in the Company from taking place on an open and proper basis.

Invalid transfers of certificated shares

32.1 The board may also refuse to register the transfer of a certificated share unless the instrument of transfer:

(a) is lodged, duly stamped (if stampable), at the office or at another place appointed by the board accompanied by the certificate for the share to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of shares;

(c) is in favour of not more than four transferees;

(d) is not in favour of a minor; and

(e) is not in favour of a bankrupt or person of mental health.

Transfers by recognised persons

32.2 In the case of a transfer of a certificated share by a recognised person, the lodgement of a share certificate will only be necessary if and to the extent that a certificate has been issued in respect of the share in question.

Notice of refusal to register

33. If the board refuses to register a transfer of a share, it shall send the transferee notice of its refusal within two months after the date on which the instrument of transfer was lodged with the Company or the Operator-instruction was received, as the case may be.

Suspension of registration

34. The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods (not exceeding 30 days in any year) as the board may determine, except that the board may not suspend the registration of transfers of any participating security without the consent of the Operator of the relevant system.

No fee payable on registration

35. No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to a share.

36. The Company shall be entitled to retain an instrument of transfer which is registered, but an instrument of transfer which the board refuses to register shall be returned to the person lodging it when notice of the refusal is given. Retention of transfers

TRANSMISSION OF SHARES

37. If a member dies, the survivor or survivors where he was a joint holder, and his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest. Nothing in these Articles shall release the estate of a deceased member (whether a sole or joint holder) from any liability in respect of any share held by him. Transmission

38.1 A person becoming entitled by transmission to a share may, on production of any evidence as to his entitlement properly required by the board, elect either to become the holder of the share or to have another person nominated by him registered as the transferee. If he elects to become the holder he shall give notice to the Company to that effect. If he elects to have another person registered and the share is a certificated share, he shall execute an instrument of transfer of the share to that person. If he elects to have himself or another person registered and the share is an uncertificated share, he shall take any action the board may require (including without limitation the execution of any document and the giving of any instruction by means of a relevant system) to enable himself or that person to be registered as the holder of the share. All the provisions of these Articles relating to the transfer of shares apply to that notice or instrument of transfer as if it were an instrument of transfer executed by the member and the death or bankruptcy of the member or other event giving rise to the transmission had not occurred. Elections permitted

38.2 The board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days, the board may after the expiry of that period withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with. Elections required

39. A person becoming entitled by transmission to a share shall, on production of any evidence as to his entitlement properly required by the board and subject to the requirements of Article 38, have the same rights in relation to the share as he would have had if he were the holder of the share, subject to Article 140. That person may give a discharge for all dividends and other moneys payable in respect of the share, but he shall not, before being registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any meeting of the Company or to receive notice of or to attend or vote at any separate meeting of the holders of any class of shares in the capital of the Company. Rights of persons entitled by transmission

ALTERATION OF SHARE CAPITAL

40. The Company may by ordinary resolution: Alterations by ordinary resolution

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Companies Acts, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and

(d) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

New shares subject to these Articles

41. All shares created by ordinary resolution pursuant to Article 40 shall be:

(a) subject to all the provisions of these Articles including, without limitation, provisions relating to payment of calls, lien, forfeiture, transfer and transmission; and

(b) unclassified, unless otherwise provided by these Articles, by the resolution creating the shares or by the terms of allotment of the shares.

Fractions arising

42. Whenever any fractions arise as a result of a consolidation or sub-division of shares, the board may on behalf of the members deal with the fractions as it thinks fit. In particular, without limitation, the board may sell shares representing fractions to which any members would otherwise become entitled to any person (including, subject to the provisions of the Companies Acts, the Company) and distribute the net proceeds of sale in due proportion among those members. Where the shares to be sold are held in certificated form the board may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the buyer. Where the shares to be sold are held in uncertificated form, the board may do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the application of the purchase moneys and his title to the shares shall not be affected by any irregularity in, or invalidity of, the proceedings in relation to the sale.

Power to reduce capital

43. Subject to the provisions of the Companies Acts, the Company may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way.

PURCHASE OF OWN SHARES

Power to purchase own shares

44. Subject to and in accordance with the provisions of the Companies Acts, the provisions of these Articles and to any rights conferred on the holders of any class of shares, the Company may purchase any of its own shares of any class (including

without limitation redeemable shares) in any way and at any price (whether at par or above or below par), but not unless the purchase has been sanctioned by an extraordinary resolution passed at a separate meeting of the holders of any class of convertible shares in the Company carrying rights to convert into equity share capital of the Company. Neither the Company nor the board shall be required to select the Shares to be purchased rateably or in any particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital attached to any class of shares.

GENERAL MEETINGS

45. All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings. The board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Act. *Types of general meeting*

46. All provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the holders of any class of shares in the capital of the Company, except that: *Class meetings*

(a) the necessary quorum shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class or, at any adjourned meeting of such holders, one holder present in person or by proxy, whatever the amount of his holding, who shall be deemed to constitute a meeting;

(b) any holder of shares of the class present in person or by proxy may demand a poll; and

(c) each holder of shares of the class shall, on a poll, have one vote in respect of every share of the class held by him.

47. The board may call general meetings whenever and at such times and places as it shall determine. On the requisition of members pursuant to the provisions of the Companies Acts, the board shall promptly convene an extraordinary general meeting in accordance with the requirements of the Companies Acts. If there are insufficient directors in the United Kingdom to call a general meeting any director of the Company may call a general meeting, but where no director is willing or able to do so, any two members of the Company may summon a meeting for the purpose of appointing one or more directors. *Convening general meetings*

NOTICE OF GENERAL MEETINGS

48.1 An annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least 21 clear days' notice, and all other extraordinary general meetings shall be called by at least 14 clear days' notice; provided that a general meeting, notwithstanding that it has been called by *Period of notice*

shorter notice than that specified above, shall be deemed to have been duly called if it is so agreed:

(a) in the case of an annual general meeting, by all the members entitled to attend and vote thereat; and

(b) in the case of an extraordinary general meeting, by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent. In nominal value of the shares giving that right.

Recipients of notice

48.2 Subject to the provisions of these Articles and in particular Article 48.3 and to any restrictions imposed on any shares, the notice shall be given to all the members, to each of the directors and to the auditors.

48.3(A) For the purposes of giving notice to members of any general meeting, the board may determine that the members entitled to receive such notices are those persons entered on the register at the close of business on a day determined by them, such day not being more than twenty-one days before the day that the notice of the general meeting is despatched.

(B) A notice of any general meeting may specify a time, being not more than forty-eight hours before the time fixed for the meeting, by which a person must be entered on the register in order to have the right to attend or vote at the meeting. Changes made to entries on the register after the time so specified shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Contents of notice: general

49.1 The notice shall specify the time and place of the meeting (including without limitation any satellite meeting place arranged for the purposes of Article 50.1, which shall be identified as such in the notice) and, in the case of special business, the general nature of that business. All business that is transacted at an extraordinary general meeting shall be deemed special. All business transacted at an annual general meeting shall be deemed special except:

(a) the declaration of dividends;

(b) the consideration and adoption of the accounts and balance sheet and the reports of the directors and auditors and other documents required to be annexed to the accounts;

(c) the appointment and re-appointment of directors;

(d) the appointment of auditors where special notice of the resolution for such appointment is not required by the Companies Acts; and

(e) the fixing of, or the determining of the method of fixing, the remuneration of the directors or auditors.

49.2 In the case of an annual general meeting, the notice shall specify the meeting as such. In the case of a meeting to pass a special or extraordinary resolution, the notice shall specify the intention to propose the resolution as a special or extraordinary resolution, as the case may be. **Contents of notice: additional requirements**

49.3 The notice shall include details of any arrangements made for the purpose of Article 50.3 (making clear that participation in those arrangements will not amount to attendance at the meeting to which the notice relates). **Article 50.3 arrangements**

50.1 The board may resolve to enable persons entitled to attend a general meeting to do so by simultaneous attendance and participation at a satellite meeting place anywhere in the world. The members present in person or by proxy at satellite meeting places shall be counted in the quorum for, and entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the general meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that members attending at all the meeting places are able to: **General meetings at more than one place**

(a) participate in the business for which the meeting has been convened;

(b) hear and see all persons who speak (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place; and

(c) be heard and seen by all other persons so present in the same way.

The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the principal meeting place.

50.2 If it appears to the chairman of the general meeting that the facilities at the principal meeting place or any satellite meeting place have become inadequate for the purposes referred to in Article 50.1, then the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at that general meeting up to the time of that adjournment shall be valid. The provisions of Article 56.2 shall apply to that adjournment. **Interruption or adjournment where facilities inadequate**

50.3 The board may make arrangements for persons entitled to attend a general meeting or an adjourned general meeting to be able to view and hear the proceedings of the general meeting or adjourned general meeting and to speak at the meeting (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) by attending at a venue anywhere in the world not being a satellite meeting place. Those attending at any such venue shall not be regarded as present at the general meeting or adjourned general meeting and shall not be entitled to vote at the meeting at or from that venue. The inability for any reason of any member present in person or by proxy at such a venue to view or hear all or any of the proceedings of the meeting or to speak at the meeting shall not in any way affect the validity of the proceedings of the meeting. **Other arrangements for viewing/hearing proceedings**

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Controlling level of attendance

50.4 The board may from time to time make any arrangements for controlling the level of attendance at any venue for which arrangements have been made pursuant to Article 50.3 (including without limitation the issue of tickets or the imposition of some other means of selection) it in its absolute discretion considers appropriate, and may from time to time change those arrangements. If a member, pursuant to those arrangements, is not entitled to attend in person or by proxy at a particular venue, he shall be entitled to attend in person or by proxy at any other venue for which arrangements have been made pursuant to Article 50.3. The entitlement of any member to be present at such venue in person or by proxy shall be subject to any such arrangement then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.

Change in place and/or time of meeting

50.5 If, after the giving of notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the board decides that it is impracticable or unreasonable for a reason beyond its control to hold the meeting at the declared place (or any of the declared places, in the case of a meeting to which Article 50.1 applies) and/or time, it may change the place (or any of the places, in the case of a meeting to which Article 50.1 applies) and/or postpone the time at which the meeting is to be held. If such a decision is made, the board may then change the place (or any of the places, in the case of a meeting to which Article 50.1 applies) and/or postpone the time again if it decides that it is reasonable to do so. In either case:

(a) no new notice of the meeting need be given, but the board shall, if practicable, advertise the date, time and place of the meeting in at least two newspapers having a national circulation and shall make arrangements for notices of the change of place and/or postponement to appear at the original place and/or at the original time; and

(b) notwithstanding Article 78(a), an instrument of proxy in relation to the meeting may be deposited at any time not less than 48 hours before any new time appointed for holding the meeting.

Meaning of participate

50.6 For the purposes of this Article 50, the right of a member to participate in the business of any general meeting shall include without limitation the right to speak, vote on a show of hands, vote on a poll, be represented by a proxy and have access to all documents which are required by the Companies Acts or these Articles to be made available at the meeting.

Accidental omission to give notice

51.1 The accidental omission to give notice of a meeting, or to send a form of proxy with a notice where required by these Articles, to any person entitled to receive it, or the non-receipt of a notice of meeting or form of proxy by that person, shall not invalidate the proceedings at that meeting. Any member present, in person or by proxy, at any meeting shall be deemed for all purposes to have received notice of the meeting.

51.2 The board and, at any general meeting, the chairman may make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of a general meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The board and, at any general meeting, the chairman are entitled to refuse entry to a person who refuses to comply with these arrangements, requirements or restrictions. **Security**

PROCEEDINGS AT GENERAL MEETINGS

52. No business shall be transacted at any general meeting unless a quorum is present, but the absence of a quorum shall not preclude the choice or appointment of a chairman, which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Articles, three persons present in person or by proxy and entitled to vote on the business to be transacted shall be a quorum. **Quorum**

534. If such a quorum is not present within fifteen minutes (or such longer time not exceeding one hour as the chairman of the meeting may decide to wait) from the time appointed for the meeting, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved, and in any other case shall stand adjourned to such time and place as the chairman of the meeting may determine. The adjourned meeting shall be dissolved if a quorum is not present within 15 minutes after the time appointed for holding the meeting. **If quorum not present**

54. The chairman, if any, of the board or, in his absence, any deputy chairman of the Company or, in his absence, some other director nominated by the board, shall preside as chairman of the meeting. If neither the chairman, deputy chairman nor such other director (if any) is present within five minutes after the time appointed for holding the meeting or is not willing to act as chairman, the directors present shall elect one of their number to be chairman. If there is only one director present and willing to act, he shall be chairman. If no director is willing to act as chairman, or if no director is present within five minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman. **Chairman**

55. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the capital of the Company. **Directors entitled to speak**

56.1 The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place. No business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. In addition (and without prejudice to the chairman's power to adjourn a meeting conferred by Article 50.2), the chairman **Adjournments: chairman's powers**

may adjourn the meeting to another time and place without such consent if it appears to him that:

(a) it is likely to be impracticable to hold or continue that meeting because of the number of members wishing to attend who are not present; or

(b) the unruly conduct of persons attending the meeting prevents or is likely to prevent the orderly continuation of the business of the meeting; or

(c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

Adjournments: procedures

56.2 Any such adjournment may be for such time and to such other place (or, in the case of a meeting held at a principal meeting place and a satellite meeting place, such other places) as the chairman may, in his absolute discretion determine, notwithstanding that by reason of such adjournment some members may be unable to be present at the adjourned meeting. Any such member may nevertheless execute a form of proxy for the adjourned meeting which, if delivered by him to the chairman or the secretary, shall be valid even though it is given at less notice than would otherwise be required by these Articles. When a meeting is adjourned for 30 days or more or for an indefinite period, at least seven clear days' notice shall be given specifying the time and place (or places, in the case of a meeting to which Article 50.1 applies) of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

Amendments to resolutions

57. If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. With the consent of the chairman, an amendment may be withdrawn by its proposer before it is voted on. No amendment to a resolution duly proposed as a special or extraordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error). No amendment to a resolution duly proposed as an ordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error) unless either (a) at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the ordinary resolution is to be considered, notice of the terms of the amendment and the intention to move it has been lodged at the office, or (b) the chairman in his absolute discretion decides that the amendment may be considered and voted on.

Methods of voting

58. A resolution put to the vote of a general meeting shall be decided on a show of hands unless, before or on the declaration of the result of a vote on the show of hands or on the withdrawal of any other demand for a poll, a poll is duly demanded. Subject to the provisions of the Companies Acts, a poll may be demanded by:

(a) the chairman of the meeting; or

(b) at least five members present in person or by proxy having the right to vote at the meeting; or

(c) any member or members present in person or by proxy representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) any member or members present in person or by proxy holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A demand by a person as proxy for a member shall be the same as a demand by the member.

59. Unless a poll is duly demanded (and the demand is not withdrawn before the poll is taken) a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution. **Declaration of result**

60. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have. **Chairman's casting vote**

61. The demand for a poll may be withdrawn before the poll is taken, but only with the consent of the chairman. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If the demand for a poll is withdrawn, the chairman or any other member entitled may demand a poll. **Withdrawal of demand for poll**

62. Subject to Article 63, a poll shall be taken as the chairman directs and he may, and shall if required by the meeting, appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. **Conduct of poll**

63. A poll demanded on the election of a chairman or on a question of adjournment shall be taken at the meeting at which it is demanded. A poll demanded on any other question shall be taken either at the meeting or at such time and place as the chairman directs not being more than 30 days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made. **When poll to be taken**

64. No notice need be given of a poll not taken at the meeting at which it is demanded if the time and place at which it is to be taken are announced at the meeting. In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken. **Notice of poll**

Effectiveness of special and extraordinary resolutions

65. Where for any purpose an ordinary resolution of the Company is required, a special or extraordinary resolution shall also be effective. Where for any purpose an extraordinary resolution is required, a special resolution shall also be effective.

Resolutions in writing

66. A resolution in writing executed by or on behalf of each member who would have been entitled to vote on it if it had been proposed at a general meeting at which he was present shall be as effective as if it had been passed at a general meeting properly convened and held and may consist of several instruments in the same form each executed by or on behalf of one or more of the members.

VOTES OF MEMBERS

Right to vote

67. Subject to any rights or restrictions as to voting attached by or in accordance with these Articles, on a show of hands every member who is present in person shall have one vote and on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder.

Votes of joint holders

68. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the register.

Member under incapacity

69. A member in respect of whom an order has been made by a court or official having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised for that purpose appointed by that court or official. That receiver, curator bonis or other person may, on a poll, vote by proxy. The right to vote shall be exercisable only if evidence satisfactory to the board of the authority of the person claiming to exercise the right to vote has been deposited at the office, or at another place specified in accordance with these Articles for the deposit of instruments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised.

Calls in arrears

70. No member shall, unless the board otherwise decides, be entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares in the capital of the Company, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

Section 212 of the Act: restrictions if in default

71.1 If at any time the board is satisfied that any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under section 212 of the Act (a ***section 212 notice***) and is in default for the prescribed period in supplying to the Company the information thereby required, or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the board may, in its absolute discretion at any time thereafter by notice (a ***direction notice***) to such member direct that:

(a) in respect of the shares in relation to which the default occurred (the ***default shares***, which expression includes any shares issued after the date of the section 212 notice in respect of those shares) the member shall not be entitled to attend or vote either personally or by proxy at a general meeting or at a separate meeting of the holders of that class of shares or on a poll; and

(b) where the default shares represent at least ¼ of one per cent. in nominal value of the issued shares of their class, the direction notice may additionally direct that in respect of the default shares:

(i) no payment shall be made by way of dividend and no share shall be allotted pursuant to Article 139.1;

(ii) no transfer of any default share shall be registered unless:

(A) the member is not himself in default as regards supplying the information requested and the transfer when presented for registration is accompanied by a certificate by the member in such form as the board may in its absolute discretion require to the effect that after due and careful enquiry the member is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer; or

(B) the transfer is an approved transfer; or

(C) registration of the transfer is required by the Regulations.

71.2 The Company shall send a copy of the direction notice to each other person appearing to be interested in the default shares, but the failure or omission by the Company to do so shall not invalidate such notice. **Copy of notice to interested persons**

71.3 Any direction notice shall cease to have effect not more than seven days after the earlier of receipt by the Company of: **When restrictions cease to have effect**

(a) a notice of an approved transfer, but only in relation to the shares transferred; or

(b) all the information required by the relevant section 212 notice, in a form satisfactory to the board.

71.4 The board may at any time give notice cancelling a direction notice. **Board may cancel restrictions**

71.5 The Company may exercise any of its powers under Article 6.3 in respect of any default share that is held in uncertificated form. **Conversion of uncertificated shares**

72.1 For the purposes of Article 71: **Provisions supplementary to Article 71**

(a) a person shall be treated as appearing to be interested in any shares if the member holding such shares has given to the Company a notification under section 212 of the Act which either (i) names such person as being so interested or (ii) fails to establish the identities of all those interested in the shares, and (after taking into account the said notification and any other relevant section 212 notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

(b) the prescribed period is 14 days from the date of service of the section 212 notice; and

(c) a transfer of shares is an approved transfer if:

(i) it is a transfer of shares pursuant to an acceptance of a takeover offer (within the meaning of section 428(1) of the Act); or

(ii) the board is satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares the subject of the transfer to a party unconnected with the member and with any other person appearing to be interested in the shares; or

(iii) the transfer results from a sale made through a recognised investment exchange as defined in the Financial Services Act 1986 or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded.

Section 216 of the Act

72.2 Nothing contained in Article 71 limits the power of the Company under section 216 of the Act.

Errors in voting

73. If any votes are counted which ought not to have been counted, or might have been rejected, the error shall not vitiate the result of the voting unless it is pointed out at the same meeting, or at any adjournment of the meeting, and, in the opinion of the chairman, it is of sufficient magnitude to vitiate the result of the voting.

Compulsory disposals and restrictions on voting

73A.1 If the Board, following receipt of notice from any relevant Licensing Authority (as defined in Article 73A.10) that, in the opinion of the Licensing Authority, an interest of any person in shares of the Company is prejudicial to the continued holding of a Material Licence (as defined in Article 73A.10) by the Company or any of its subsidiary undertakings or associated undertakings or to the grant, renewal or extension of any Material Licence to the Company or by any of its subsidiary undertakings or associated undertakings (a ***Prejudicial Event***), the Board may, if it thinks fit, serve a written notice (a ***Disposal Notice***) upon the person or persons appearing in the register as the holder of the shares concerned (or any one of such persons where the shares are registered in joint names) and/or any beneficial owner thereof (the ***Vendor***).

73A.2 A Disposal Notice shall state the determination of the Board setting out in general terms the grounds for such determination and shall refer to the cessation of voting rights set out in Article 73A.8 below and shall require the Vendor within 21 days from the date of the Disposal Notice (or such other period as the Board considers reasonable and which it may decide) to transfer (and/or procure the disposal of) such interests in such number of shares as shall be specified in the Disposal Notice (a ***Required Disposal***) to any other person whose holding of such shares or any interest in them, in the sole and conclusive determination of the Board, would not give rise to the events set out in Article 73A.1 (an ***Eligible Transferee***).

73A.3 When more than one holder (treating joint holders as a single holder) is required to dispose of any interest in shares pursuant to a Disposal Notice, the Disposal Notice shall specify the number of shares and the interest therein to be disposed of by each such holder (which shall be in the discretion of the Board and need not be pro rata amongst the holders being required to dispose of shares).

73A.4 If within 21 days after the giving of the Disposal Notice (or such other period as the Board considers reasonable and which shall be specified in the Disposal Notice), the Disposal Notice is not complied with to the satisfaction of the Board and has not been withdrawn, the Board shall, so far as it is able, make a Required Disposal, using its reasonable endeavours to obtain the best price reasonably obtainable in all the circumstances, and shall give written notice of such disposal to those persons on whom the Disposal Notice was served, provided that:

73A.4.1 a Required Disposal shall be suspended during any period when dealings by the Directors in the Company's shares are not permitted either by law or by regulations of the Stock Exchange; and

73A.4.2 neither the Company nor the Directors nor any agent shall be liable to any holder or any person having an interest in any shares or to any other person for failing to obtain the best price reasonably obtainable in respect of any Required Disposal so long as the Board acts in good faith.

73A.5 For the purpose of effecting any Required Disposal the Board may authorise in writing any officer or employee of the Company to execute any necessary transfer on behalf of any holder and may issue a new certificate to the purchaser. The net proceeds of such disposal shall be received by the Company whose receipt shall be a good discharge for the purchase money and shall be paid (without any interest being payable thereon) to the former holder or holders upon surrender by him or them of the certificate or certificates in respect of the shares sold. The Company may register the transferee or transferees as holder or holders of the shares sold and issue to him or them a certificate for the same and thereupon the transferee or transferees shall become absolutely entitled to such shares. A certificate for any balance of the holding of the shares of the Vendor shall be issued by the Company to the Vendor.

73A.6 A person who becomes aware that his holding, directly or beneficially, of shares will, or is likely to, fall within Article 73A.1 shall, as soon as practicable, unless he has already received a Disposal Notice pursuant to Article 73A.1 above, either transfer the shares to one or more Eligible Transferees or request the Board in writing to issue a Disposal Notice in accordance with Article 73A.1 above. Every such request shall be accompanied by the certificates or certificates for the shares to which it relates.

73A.7 Any determination of the Board under the provisions of this Article shall be final and conclusive as against any person interested in any shares but without prejudice to the power of the Board subsequently to vary or revoke such determination. The Board shall not be required to give any reasons for any determination taken or made in accordance with this Article. The exercise of the powers conferred by this Article shall not be questioned or invalidated in any case on the ground that there was insufficient evidence of direct or beneficial ownership of any shares by any person or that the true direct or beneficial owner of any shares was otherwise than appeared to the Board at the relevant date provided that the said powers shall have been exercised in good faith.

73A.8 On and after the date of any Disposal Notice, and until registration of a transfer of the shares to which it relates pursuant to the provisions of this Article, the voting rights of and the right to transfer such shares except in compliance with this Article shall be suspended and not be capable of exercise.

73A.9 Subject to the provisions of this Article, the Directors shall, unless such notice is received from a relevant Licensing Authority in accordance with Article 73A.1, be entitled to assume without enquiry that none of the shares are held in such a way as to entitle the Board to serve a Disposal Notice in respect thereof. The Board may however, upon the occurrence of a Prejudicial Event, call upon any holder (or any one of joint holders) of shares by notice in writing to provide such information and evidence as they shall reasonably require upon any matter connected with or in relation to such holder of shares which may be relevant for the purposes of Article 73A.1 above. In the event of such information and evidence not being so provided within such period (not being less than 21 days after service of the notice requiring the same) as may be specified by the Board in the said notice, the Board may, in its absolute discretion, treat any share held by such a holder or joint holder as being held in such a way as to entitle them to serve a Disposal Notice in respect thereof until such time as the holder in question establishes to the reasonable satisfaction of the Directors that such is not the case.

73A.10In this Article:

Licensing Authority means any authority established under the Telecommunications Act 1984 or the Wireless Telegraphy Acts 1949 to 1967 or any other statute under which the Company or any of its subsidiary undertakings or associated undertakings is or may be granted any licence (and any statutory modifications or re-enactments of the same for the time being in force) which has

authority to grant, renew and extend and which in any way regulates any of the Material Licences and compliance with the terms thereof; and

Material Licence means any licence or licences under the Telecommunications Act 1984 or the Wireless Telegraphy Acts 1949 to 1967 or any other statute under which the Company or any of its subsidiary undertakings or associated undertakings is or may be granted any licence (and any statutory modifications or re-enactments of the same for the time being in force) which the Board in its discretion determines to be material for the purposes of this provision.

74. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting or poll at which the vote objected to is tendered. Every vote not disallowed at such meeting shall be valid and every vote not counted which ought to have been counted shall be disregarded. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive. **Objection to voting**

75. On a poll, votes may be given either personally or by proxy. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way. **Supplementary provisions on voting**

PROXIES AND CORPORATE REPRESENTATIVES

76. An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney or, if the appointor is a corporation, either under its common seal or the hand of a duly authorised officer, attorney or other person authorised to sign it. **Appointment of proxy**

77. Instruments of proxy shall be in any usual form or in any other form which the board may approve. The board may, if it thinks fit, but subject to the provisions of the Act, at the Company's expense send out forms of instrument of proxy for use at the meeting with the notice of any meeting. Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned. A member may appoint more than one proxy to attend on the same occasion. **Form of proxy**

78.1 The instrument appointing a proxy and any power of attorney or other written authority under which it is executed or an office or notarially certified copy or a copy certified in accordance with the Powers of Attorney Act 1971 of such power or written authority shall: **Delivery of form of proxy**

(a) be deposited by personal delivery, post or facsimile transmission at the office or at such other place within the United Kingdom as is specified in the notice convening the meeting or in any instrument of proxy sent out by the Company in relation to the meeting not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b) in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director.

An instrument of proxy which is not deposited or delivered in any such manner shall be invalid. No instrument of proxy shall be valid more than twelve months after the date stated in it as the date of its execution. When two or more valid instruments of proxy are delivered in respect of the same share for use at the same meeting, the one which was executed last shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was executed last, none of them shall be treated as valid in respect of that share.

78.2 The board may decide, either generally or in any particular case, to treat an instrument of proxy or any of the documents required under articles 76 and 78.1 as properly deposited for the purposes of this article if a copy of the instrument or other document is delivered by any form of electronic communication, in any case, to an address specified for the receipt of such documents and appointments in electronic form in the notice convening the meeting or in any instrument of proxy set out by the Company in relation to the meeting or at such other address as is agreed by the board from time to time. This power is subject to any limitations, restrictions or conditions that the board may decide. Any requirements of these Articles which are inconsistent with this method of appointment shall not apply to appointments under this power. The board can require such evidence as it thinks appropriate to show that the proxy appointment is genuine.

Validity of form of proxy

79. An instrument appointing a proxy shall be deemed to include the right to demand, or join in demanding, a poll but shall not confer any further right to speak at a meeting, except with the permission of the chairman. The instrument of proxy shall also be deemed to confer authority to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall, unless it provides to the contrary, be valid for any adjournment of the meeting as well as for the meeting to which it relates.

Corporate representatives

80. Any corporation or corporation sole which is a member of the Company (in this Article the *grantor*) may (in the case of a corporation, by resolution of its directors or other governing body or by authority to be given under seal or under the hand of an officer duly authorised by it) authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any separate meeting of the holders of any class of shares. A person so authorised shall be entitled to exercise the same power on behalf of the grantor as the grantor could exercise if it were an individual member of the Company, save that a director, the secretary or other person authorised for the purpose by the secretary may require such person to produce a certified copy of the resolution of authorisation or other authority before permitting him to exercise his powers. The grantor shall for the purposes of these

Articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

81. A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll unless notice of the determination was received by the Company at the office or at such other place at which the instrument of proxy was duly deposited at least three hours before the start of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll. **Revocation of authority**

NUMBER OF DIRECTORS

82. Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall be not less than four nor more than sixteen in number. The Company may, by ordinary resolution, from time to time vary the minimum and/or maximum number of directors. **Limits on number of directors**

APPOINTMENT AND RETIREMENT OF DIRECTORS

83. At every annual general meeting one-third of the directors or, if their number is not three or a multiple of three, the number nearest to one-third shall retire from office; but: **Number of directors to retire**

(a) if any director has at the start of the annual general meeting been in office for more than three years since his last appointment or re-appointment, he shall retire; and

(b) if there is only one director who is subject to retirement by rotation, he shall retire.

84. Subject to the provisions of the Companies Acts and these Articles, the directors to retire by rotation shall be those who have been longest in office since their last appointment or re-appointment. As between persons who became or were last re-appointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. The directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the board at the date of the notice convening the annual general meeting. No director shall be required to retire or be relieved from retiring or be retired by reason of any change in the number or identity of the directors after the date of the notice but before the close of the meeting. **Which directors to retire**

85. If the Company does not fill the vacancy at the meeting at which a director retires by rotation or otherwise, the retiring director shall, if willing to act, be deemed to have been re-appointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the re-appointment of the director is put to the meeting and lost. **When director deemed to be re-appointed**

Eligibility for election

86. No person other than a director retiring by rotation shall be appointed a director at any general meeting unless:

(a) he is recommended by the board; or

(b) not less than seven nor more than 42 days before the date appointed for the meeting, notice executed by a member qualified to vote at the meeting (not being the person to be proposed) has been given to the Company of the intention to propose that person for appointment stating the particulars which would, if he were so appointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed.

Separate resolutions on appointment

87. Except as otherwise authorised by the Companies Acts, the appointment of any person proposed as a director shall be effected by a separate resolution.

Additional powers of the Company

88. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director and may also determine the rotation in which any additional directors are to retire. The appointment of a person to fill a vacancy or as an additional director shall take effect from the end of the meeting.

Appointment by board

89. The board may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director and in either case whether or not for a fixed term, provided that the appointment does not cause the number of directors to exceed the number, if any, fixed by or in accordance with these Articles as the maximum number of directors. Irrespective of the terms of his appointment, a director so appointed shall hold office only until the next following general meeting and shall not be taken into account in determining the directors who are to retire by rotation at the meeting. If not re-appointed at such annual general meeting, he shall vacate office at its conclusion.

Position of retiring directors

90. A director who retires at an annual general meeting may, if willing to act, be re-appointed. If he is not re-appointed, he shall retain office until the meeting appoints someone in his place, or if it does not do so, until the end of the meeting.

No age limit

91. No person shall be disqualified from being appointed or re-appointed a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age nor shall it be necessary by reason of his age to give special notice under the Companies Acts of any resolution. Where the board convenes any general meeting of the Company at which (to the knowledge of the board) a director will be proposed for appointment or re-appointment who at the date for which the meeting is convened will have attained the age of 70 or more, the board shall give notice of his age in years in the notice convening the meeting or in any document accompanying the notice, but the accidental omission to do so shall not invalidate any proceedings, or any appointment or re-appointment of that director, at that meeting.

92. A director shall not be required to hold any shares in the capital of the Company by way of qualification. **No share qualification**

ALTERNATE DIRECTORS

93. Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the board and willing to act, to be an alternate director and may remove from office an alternate director so appointed by him. If the alternate director is not already a director, the appointment, unless previously approved by the board, shall have effect only upon and subject to its being so approved. **Power to appoint alternates**

94. An alternate director shall be entitled to receive notice of all meetings of the board and of all meetings of committees of the board of which his appointor is a member, to attend and vote at any such meeting at which his appointor is not personally present, and generally to perform all the functions of his appointor (except as regards power to appoint an alternate) as a director in his absence. An alternate director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent in writing to him at an address given by him to the Company for this purpose, but such notices need not be given any earlier than notices given to alternate directors not so absent and, if no such request is made to the board, it shall not be necessary to give notice of a board meeting to any alternate director who is for the time being absent from the United Kingdom. **Alternates entitled to receive notice**

95. A director or any other person may act as alternate director to represent more than one director, and an alternate director shall be entitled at meetings of the board or any committee of the board to one vote for every director whom he represents (and who is not present) in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present. **Alternates representing more than one director**

96. An alternate director may be repaid by the Company such expenses as might properly have been repaid to him if he had been a director but shall not be entitled to receive any remuneration from the Company in respect of his services as an alternate director except such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct. An alternate director shall be entitled to be indemnified by the Company to the same extent as if he were a director. **Expenses and remuneration of alternates**

97. An alternate director shall cease to be an alternate director: **Termination of appointment**

(a) if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is re-appointed or deemed to have been re-appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his re-appointment; or

(b) on the happening of any event which, if he were a director, would cause him to vacate his office as director; or

(c) if he resigns his office by notice to the Company.

Method of appointment and revocation

98. Any appointment or removal of an alternate director shall be by notice to the Company signed by the director making or revoking the appointment and shall take effect in accordance with the terms of the notice (subject to any approval required by Article 93) on receipt of such notice at the office.

Alternate not an agent of appointor

99. Except as otherwise expressly provided in these Articles, an alternate director shall be deemed for all purposes to be a director. Accordingly, except where the context otherwise requires, a reference to a director shall be deemed to include a reference to an alternate director. An alternate director shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him.

Powers Of The Board

Business to be managed by board

100. Subject to the provisions of the Companies Acts, the Memorandum and these Articles and to any directions given by special resolution, the business of the Company shall be managed by the board which may exercise all the powers of the Company, including without limitation the power to dispose of all or any part of the undertaking of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the board by these Articles. A meeting of the board at which a quorum is present may exercise all powers exercisable by the board.

Exercise by Company of voting rights

101. The board may exercise the voting power conferred by the shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including without limitation the exercise of that power in favour of any resolution appointing its members or any of them directors of such body corporate, or voting or providing for the payment of remuneration to the directors of such body corporate).

Delegation Of Powers Of The Board

Committees of the board

102. The board may delegate any of its powers to any committee consisting of one or more directors. The board may also delegate to any director holding any executive office such of its powers as the board considers desirable to be exercised by him. Any such delegation shall, in the absence of express provision to the contrary in the terms of delegation, be deemed to include authority to sub-delegate to one or more directors (whether or not acting as a committee) or to any employee or agent of the Company all or any of the powers delegated and may be made subject to such conditions as the board may specify, and may be revoked or altered. The board may co-opt on to any such committee persons other than directors, who may enjoy voting rights in the committee. The co-opted members shall be less than

one-half of the total membership of the committee and a resolution of any committee shall be effective only if a majority of the members present are directors. Subject to any conditions imposed by the board, the proceedings of a committee with two or more members shall be governed by these Articles regulating the proceedings of directors so far as they are capable of applying.

103. The board may establish local or divisional boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of the local or divisional boards, or any managers or agents, and may fix their remuneration. The board may delegate to any local or divisional board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the board, with power to sub-delegate, and may authorise the members of any local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies. Any appointment or delegation made pursuant to this Article may be made on such terms and subject to such conditions as the board may decide. The board may remove any person so appointed and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it. **Local boards, etc.**

104. The board may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes, with such powers, authorities and discretions (not exceeding those vested in the board) and on such conditions as the board determines, including without limitation authority for the agent to delegate all or any of his powers, authorities and discretions, and may revoke or vary such delegation. **Agents**

105. The board may appoint any person to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such a designation or title and may terminate any such appointment or the use of any such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that the holder is a director of the Company, and the holder shall not thereby be empowered in any respect to act as, or be deemed to be, a director of the Company for any of the purposes of these Articles. **Offices including the title "director"**

BORROWING POWERS

106.1 The board may exercise all the powers of the Company to borrow money, to guarantee, to indemnify, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital, and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party. **Power to borrow**

106.2 The board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiaries (if any) so as to secure (but as regards subsidiaries, only so far as by the exercise of such rights or powers of control the board can secure) that, save with the previous sanction of an ordinary resolution and subject as provided below, **Borrowing limit**

no money shall be borrowed if the principal amount outstanding of all Moneys Borrowed by the Company and its subsidiaries (if any) (the ***Group*** and ***member of the Group*** shall be construed accordingly), excluding amounts borrowed from the Company or any of its wholly owned subsidiaries, then exceeds, or would as a result of such borrowing exceed, the sum of £1,000,000,000.

Persons dealing with the Company

106.3 No person dealing with the Company shall be concerned to see or enquire whether the restriction imposed by the provisions of this Article is observed and no debt incurred or security given in excess of such limit shall be invalid or ineffectual unless the lender or the recipient of the security had at the time when the debt was incurred or security given express notice that the said limit had been or would thereby be exceeded.

Determining whether limit breached

106.4 A certificate or report by the Auditors as to the amount of Moneys Borrowed or to the effect that the limit imposed by this Article has not been or will not be exceeded at any particular time or times shall be conclusive evidence of such amount or fact for the purposes of this Article.

Definitions

106.5 For the purposes of this Article:

Excepted Foreign Currency Borrowings means moneys borrowed denominated or repayable in a currency other than sterling which have the benefit of an Exchange Cover Scheme;

Exchange Cover Scheme means any exchange cover scheme, forward currency contract, currency option, back to back loan, swap or other arrangement taken out or entered into to reduce the risks associated with fluctuations in exchange rates;

Finance Lease means a contract between a lessor and a member of the Group as lessee or sub-lessee where substantially all the risks and rewards of the ownership of the asset leased or sub-leased are to be borne by the lessee or sub-lessee;

Minority Proportion shall mean the proportion of the issued equity share capital of the partly owned subsidiary which is not attributable, directly or indirectly, to the Company or any of its wholly owned subsidiaries; and

Moneys Borrowed means the outstanding moneys borrowed of the Group determined as follows:

(a) in addition to borrowings, there shall be deemed, subject as provided below, to have been borrowed and to be outstanding as moneys borrowed of the Group (but only to the extent that the same would not otherwise fall to be taken into account):

(i) the principal amount of all debentures of any member of the Group, whether issued or incurred in whole or in part for cash or otherwise, which are not for the time being beneficially owned within the Group;

(ii) the nominal amount of any issued and paid up share capital (other than equity share capital which as regards capital has rights no more favourable than those attached to its ordinary share capital) of any subsidiary of the Company not for the time being beneficially owned by any member of the Group;

(iii) the nominal amount of any other issued and paid up share capital and the principal amount of any other debentures or other moneys borrowed (not being shares or debentures which are, or moneys borrowed the indebtedness in respect of which is for the time being beneficially owned within the Group) the redemption or repayment of which is:

(A) guaranteed by any member of the Group; or

(B) wholly or (to the extent of the part secured) partly secured on assets or the undertaking of any member of the Group;

(iv) any fixed or minimum premium payable on final redemption or repayment of any debentures, share capital or other moneys borrowed falling to be taken into account;

(v) the outstanding amount of acceptances (not being acceptances of trade bills in respect of the purchase or sale of goods in the ordinary course of trading) by any bank or accepting house under any acceptance credit opened on behalf of and in favour of any member of the Group;

(vi) any fixed amount in respect of any Finance Lease payable by any member of the Group which would be shown at the material time as an obligation in a balance sheet prepared in accordance with the accounting principles used in the preparation of the latest audited balance sheet;

(b) moneys borrowed by any member of the Group for the purposes of repaying or redeeming (with or without premium) in whole or in part any other moneys borrowed falling to be taken into account and intended to be applied for such purpose within six months after the borrowing thereof shall not, during such period, except to the extent so applied, themselves fall to be taken into account;

(c) any amounts borrowed by any member of the Group for the purpose of financing any contract up to an amount not exceeding those moneys receivable under such contract which are guaranteed or insured by the Export Credits Guarantee Department or other institution or body carrying on a similar business shall be deemed not to be moneys borrowed;

(d) moneys borrowed by a partly owned subsidiary of the Company and not owing to the Company or any of its wholly owned subsidiaries shall be taken

into account subject to the exclusion of a proportion thereof equal to the Minority Proportion of the borrower; moneys borrowed by the Company or any of its wholly owned subsidiaries from and owing to a partly owned subsidiary of the Company shall be taken into account to the extent of a proportion thereof equal to the Minority Proportion of the lender; where moneys have been borrowed by one partly owned subsidiary of the Company and are owing to another partly owned subsidiary of the Company, the amount to be taken into account shall be reduced in accordance with the foregoing provisions of this sub-paragraph to take account of the Minority Proportion of the borrower and that of the lender;

(e) an amount equal to the moneys borrowed by a body corporate which were outstanding at the time it becomes a subsidiary of the Company shall, for a period of six months after that date be deemed not to be moneys borrowed;

(f) if any fixed amount payable by the Company or any of its subsidiaries in respect of any Finance Lease increases as a result of any change in legislation relating to or affecting taxation matters, for a period of six months after the date on which the directors become aware of the increase an amount equal to the increase shall be deemed not to be moneys borrowed;

(g) there shall be credited against the amount of any moneys borrowed any amounts beneficially owned by any member of the Group which are deposited with any bank or other person (whether on current account or otherwise) not being a member of the Group and which are repayable to any member of the Group on demand or within three months of any demand, subject, in the case of money deposited by a partly owned subsidiary, to the exclusion of a proportion thereof equal to the Minority Proportion;

(h) moneys borrowed shall not include any moneys borrowed which are for the time being deposited with any governmental authority or body in any part of the world in connection with import deposits or any similar governmental scheme to the extent that the member of the Group making such deposit retains its interest therein;

(i) where at any material time the amount of money which, under the terms of any borrowing, would be required, if it fell to be repaid (whether at the option of the borrower or by reason of default) at such material time, to discharge in full the principal amount of moneys borrowed thereunder, is less than the amount which would otherwise be taken into account in respect of such moneys borrowed for the purposes of this Article, the amount of such moneys borrowed to be taken into account shall be such lesser amount;

(j) when the aggregate amount of moneys borrowed at any material time is being ascertained, any moneys borrowed by any member of the Group

denominated or repayable in a currency other than sterling shall be translated for the purposes of calculating the sterling equivalent:

(i) with the exception of Excepted Foreign Currency Borrowings, at the lower of:

(A) the rate of exchange used for the purposes of translating assets and liabilities in the latest audited balance sheet; and

(B) the middle market rate at approximately 11 a.m. in London on the business day preceding the relevant day, as supplied by such person or calculated on such basis as the auditors may determine or approve;

(ii) in the case of any Excepted Foreign Currency Borrowings, at the rate of exchange which would be applicable to such moneys borrowed on their repayment to the extent that such rate of exchange is fixed under any Exchange Cover Scheme in connection with such moneys borrowed, unless the Auditors determine that it is not practicable to determine the rate of exchange applicable at the time of repayment of any such moneys borrowed, when they shall be translated into sterling on such other basis as the auditors may determine reasonably reflects the effect of the Exchange Cover Scheme or, if no such basis is determined, in accordance with the provisions of paragraph (j)(i) above;

(k) for the avoidance of doubt, the following shall be deemed not to be moneys borrowed of the Group:

(i) sums advanced or paid to any member of the Group (or its agent or nominee) by customers of any member of the Group as prepayments or progress payments or payments on account or by way of deposit or security in respect of products or services or any guarantees or indemnities given by any member of the Group in relation thereto;

(ii) sums which otherwise would fall to be treated as moneys borrowed of any member of the Group which:

(A) were outstanding at the date of the latest audited balance sheet and were treated therein, with the concurrence of the auditors and in accordance with any current Statement of Standard Accounting Practice or other accountancy principle or practice generally accepted for the time being in the United Kingdom, as otherwise than borrowings;

(B) were incurred after the date of the latest audited balance sheet and, in the reasonable opinion of the board, would have been so treated had they been outstanding at that date.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

Disqualification as a director

107. The office of a director shall be vacated if:

(a) he ceases to be a director by virtue of any provisions of the Companies Acts or these Articles or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally or shall apply to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act; or

(c) he is, or may be, suffering from mental disorder and either:

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984; or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice to the Company or, having been appointed for a fixed term, the term expires or his office as a director is vacated pursuant to Article 89; or

(e) he has been absent for more than six consecutive months without permission of the board from meetings of the board held during that period and his alternate director (if any) has not attended in his place during that period and the board resolves that his office be vacated; or

(f) he is requested to resign in writing by not less than three quarters of the other directors. In calculating the number of directors who are required to make such a request to the director, (i) an alternate director appointed by him acting in his capacity as such shall be excluded; and (ii) a director and any alternate director appointed by him and acting in his capacity as such shall constitute a single director for this purpose, so that the signature of either shall be sufficient.

Power of Company to remove director

108. The Company may, without prejudice to the provisions of the Companies Acts, by ordinary resolution remove any director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such director, but without prejudice to any claim he may have for damages for breach of any such agreement). No special notice need be given of any resolution to remove a director in accordance with this Article and no director proposed to be removed in accordance with this Article has any special right to protest against his removal.

The Company may, by ordinary resolution, appoint another person in place of a director removed from office in accordance with this Article. Any person so appointed shall, for the purpose of determining the time at which he or any other director is to retire by rotation, be treated as if he had become a director on the day on which the director in whose place he is appointed was last elected a director. In default of such appointment the vacancy arising on the removal of a director from office may be filled as a casual vacancy.

REMUNERATION OF NON-EXECUTIVE DIRECTORS

109. The ordinary remuneration of the directors who do not hold executive office for their services (excluding amounts payable under any other provision of these Articles) shall not exceed in aggregate £250,000 per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Subject thereto, each such director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the board. **Ordinary remuneration**

110. Any director who does not hold executive office and who serves on any committee of the board, by the request of the board goes or resides abroad for any purpose of the Company or otherwise performs special services which in the opinion of the board are outside the scope of the ordinary duties of a director, may (without prejudice to the provisions of Article 109) be paid such extra remuneration by way of salary, commission or otherwise as the board may determine. **Additional remuneration for special services**

DIRECTORS' EXPENSES

111. The directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of the board or committees of the board, general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties. **Directors may be paid expenses**

EXECUTIVE DIRECTORS

112. Subject to the provisions of the Companies Acts, the board may appoint one or more of its body to be the holder of any executive office (except that of auditor) in the Company and may enter into an agreement or arrangement with any director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a director. Any such appointment, agreement or arrangement may be made on such terms, including without limitation terms as to remuneration, as the board determines. The board may revoke or vary any such appointment but without prejudice to any rights or claims which the person whose appointment is revoked or varied may have against the Company because of the revocation or variation. **Appointment to executive office**

113. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any rights or claims which he may have against the Company by reason of such cessation. A director appointed to an **Termination of appointment to executive office**

executive office shall not cease to be a director merely because his appointment to such executive office terminates.

Emoluments to be determined by the board

114. The emoluments of any director holding executive office for his services as such shall be determined by the board, and may be of any description, including without limitation admission to, or continuance of, membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership of any such scheme or fund.

DIRECTORS' INTERESTS

Directors may contract with the Company

115.1 Subject to the provisions of the Companies Acts, and provided that he has disclosed to the board the nature and extent of any material interest of his, a director notwithstanding his office:

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director;

(c) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(d) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Notification of interests

115.2 For the purposes of this Article:

(a) a general notice given to the board that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

GRATUITIES, PENSIONS AND INSURANCE

116.1 The board may (by establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present director or employee of the Company or any of its subsidiary undertakings or any body corporate associated with, or any business acquired by, any of them, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit. Gratuities and pensions

116.2 Without prejudice to the provisions of Article 158, the board may exercise all the powers of the Company to purchase and maintain insurance for or for the benefit of any person who is or was: Insurance

(a) a director, officer, or employee or auditor of the Company, or any body which is or was the holding company or subsidiary undertaking of the Company, or in which the Company or such holding company or subsidiary undertaking has or had any interest (whether direct or indirect) or with which the Company or such holding company or subsidiary undertaking is or was in any way allied or associated; or

(b) a trustee of any pension fund in which employees of the Company or any other body referred to in Article 116.2(a) is or has been interested,

including without limitation insurance against any liability incurred by such person in respect of any act or omission in the actual or purported execution or discharge of his duties or in the exercise or purported exercise of his powers or otherwise in relation to his duties, powers or offices in relation to the relevant body or fund.

116.3 No director or former director shall be accountable to the Company or the members for any benefit provided pursuant to this Article. The receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company. Directors not liable to account

117. Pursuant to section 719 of the Act, the board is hereby authorised to make such provision as may seem appropriate for the benefit of any persons employed or formerly employed by the Company or any of its subsidiary undertakings in connection with the cessation or the transfer of the whole or part of the undertaking of the Company or any subsidiary undertaking. Any such provision shall be made by a resolution of the board in accordance with section 719. Section 719 of the Act

PROCEEDINGS OF THE BOARD

118. Subject to the provisions of these Articles, the board may regulate its proceedings as it thinks fit. A director may, and the secretary at the request of a director shall, call a meeting of the board. Notice of a board meeting shall be deemed to be properly given to a director if it is given to him personally or by word Convening meetings

of mouth or sent in writing or by electronic mail to him at his last known address or any other address given by him to the Company for this purpose. A director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent in writing to him at an address given by him to the Company for this purpose, but such notices need not be given any earlier than notices given to directors not so absent and, if no such request is made to the board, it shall not be necessary to give notice of a board meeting to any director wh is for the time being absent from the United Kingdom. No account is to be taken of directors absent from the United Kingdom when considering the adequacy of the period of notice of the meeting. Questions arising at a meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. Any director may waive notice of a meeting and any such waiver may be retrospective.

Quorum

119. The quorum for the transaction of the business of the board may be fixed by the board and unless so fixed at any other number shall be three. A person who holds office only as an alternate director shall, if his appointor is not present, be counted in the quorum. Any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no director objects.

Powers of directors if number falls below minimum

120. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

Chairman and deputy chairman

121. The board may appoint one of their number to be the chairman, and one of their number to be the deputy chairman, of the board and may at any time remove either of them from such office. Unless he is unwilling to do so, the director appointed as chairman, or in his stead the director appointed as deputy chairman, shall preside at every meeting of the board at which he is present. If there is no director holding either of those offices, or if neither the chairman nor the deputy chairman is willing to preside or neither of them is present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chairman of the meeting.

Validity of acts of the board

122. All acts done by a meeting of the board, or of a committee of the board, or by a person acting as a director or alternate director, shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any director or any member of the committee or alternate director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or, as the case may be, an alternate director and had been entitled to vote.

Resolutions in writing

123. A resolution in writing signed by all the directors entitled to receive notice of/vote at a meeting of the board or of a committee of the board (not being less than the number of directors required to form a quorum of the board) shall be as valid

and effectual as if it had been passed at a meeting of the board or (as the case may be) a committee of the board duly convened and held. For this purpose:

(a) a resolution may consist of several documents to the same effect each signed by one or more directors;

(b) a resolution signed by an alternate director need not also be signed by his appointor; and

(c) a resolution signed by a director who has appointed an alternate director need not also be signed by the alternate director in that capacity.

124. Without prejudice to the first sentence of Article 119, a person entitled to be present at a meeting of the board or of a committee of the board shall be deemed to be present for all purposes if he is able (directly or by telephonic communication) to speak to and be heard by all those present or deemed to be present simultaneously. A director so deemed to be present shall be entitled to vote and be counted in a quorum accordingly. Such a meeting shall be deemed to take place where it is convened to be held or (if no director is present in that place) where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting is. The word *meeting* in these Articles shall be construed accordingly. **Meetings by telephone, etc.**

125.1 Except as otherwise provided by these Articles, a director shall not vote at a meeting of the board or a committee of the board on any resolution of the board concerning a matter in which he has an interest (other than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through, the Company) which (together with any interest of any person connected with him) is to his knowledge material unless his interest arises only because the resolution concerns one or more of the following matters: **Directors' power to vote on contracts in which they are interested**

(a) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of, the Company or any of its subsidiary undertakings;

(b) the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(c) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(d) a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested,

directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 198 to 211 of the Act) representing one per cent. or more of either any class of the equity share capital of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(e) a contract, arrangement, transaction or proposal for the benefit of employees of the Company or of any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(f) a contract, arrangement, transaction or proposal concerning any insurance which the Company is empowered to purchase or maintain for, or for the benefit of, any directors of the Company or for persons who include directors of the Company.

Interests of connected person and alternate director

125.2 For the purposes of this Article, an interest of a person who is, for any purpose of the Companies Acts (excluding any statutory modification of the Companies Acts not in force when this Article is adopted), connected with a director shall be treated as an interest of the director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

Division of proposals

126. A director shall not vote on, or be counted in the quorum in relation to, any resolution of the board concerning his own appointment, or the settlement or variation of the terms or termination of his own appointment, as the holder of any office or place of profit with the Company or any company in which the Company is interested but, where proposals are under consideration concerning the appointment (including without limitation fixing or varying the terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately. In such cases each of the directors concerned shall be entitled to vote in respect of each resolution except that concerning his own appointment or the appointment of another director to an office or place of profit with a company in which the Company is interested.

Decision of chairman final and conclusive

127. If a question arises at a meeting of the board or of a committee of the board as to the entitlement of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any director other than himself shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed. If any such question arises in respect of the chairman of the meeting, it shall be decided by resolution of the board (on which the chairman shall not vote) and such resolution will be final and conclusive except in a case where the nature and extent of the interests of the chairman have not been fairly disclosed.

08-01-02

SECRETARY

128. Subject to the provisions of the Companies Acts, the secretary shall be appointed by the board for such term, at such remuneration and on such conditions as it may think fit. Any secretary so appointed may be removed by the board, but without prejudice to any claim for damages for breach of any contract of service between him and the Company. **Appointment and removal of secretary**

MINUTES

129.1 The board shall cause minutes to be made in books kept for the purpose of: **Minutes required to be kept**

(a) all appointments of officers made by the board; and

(b) all proceedings at meetings of the Company, the holders of any class of shares in the capital of the Company, the board and committees of the board, including the names of the directors present at each such meeting.

129.2 Any such minutes, if purporting to be signed by the chairman of the meeting to which they relate or of the meeting at which they are read, shall be sufficient evidence of the proceedings at the meeting without any further proof of the facts stated in them. **Conclusiveness of minutes**

THE SEAL

130. The seal shall only be used by the authority of a resolution of the board. The board may determine who shall sign any instrument executed under the seal. If they do not, it shall be signed by at least one director and the secretary or by at least two directors. Any document may be executed under the seal by impressing the seal by mechanical means or by printing the seal or a facsimile of it on the document or by applying the seal or a facsimile of it by any other means to the document. A document signed, with the authority of a resolution of the board, by a director and the secretary or by two directors and expressed (in whatever form of words) to be executed by the Company has the same effect as if executed under the seal. For the purpose of the preceding sentence only, "secretary" shall have the same meaning as in the Act and not the meaning given to it by Article 2. **Authority required for execution of deed**

131. The board may by resolution determine either generally or in any particular case that any certificate for shares or debentures or representing any other form of security executed in accordance with Article 12 may have any signature affixed to it by some mechanical means, or printed on it or, in the case of a certificate executed under the seal, need not bear any signature. **Certificates for shares and debentures**

132. The Company may exercise the powers conferred by section 39 of the Act with regard to having an official seal for use abroad. **Official seal for use abroad**

REGISTERS

Overseas and local registers

133. Subject to the provisions of the Companies Acts and the Regulations, the Company may keep an overseas or local or other register in any place, and the board may make, amend and revoke any regulations it thinks fit about the keeping of that register.

Authentication and certification of copies and extracts

134. Any director or the secretary or any other person appointed by the board for the purpose shall have power to authenticate and certify as true copies of and extracts from:

(a) any document comprising or affecting the constitution of the Company;

(b) any resolution passed by the Company, the holders of any class of shares in the capital of the Company, the board or any committee of the board; and

(c) any book, record and document relating to the business of the Company (including without limitation the accounts).

If certified in this way, a document purporting to be a copy of a resolution, or the minutes or an extract from the minutes of a meeting of the Company, the holders of any class of shares in the capital of the Company, the board or a committee of the board shall be conclusive evidence in favour of all persons dealing with the Company in reliance on it or them that the resolution was duly passed or that the minutes are, or the extract from the minutes is, a true and accurate record of proceedings at a duly constituted meeting.

DIVIDENDS

Declaration of dividends

135.1 The Company may (subject to the provisions of the Companies Acts and subject to Article 135.2) by ordinary resolution declare dividends, but no dividend shall exceed the amount recommended by the Directors.

135.2 Notwithstanding Article 135.1, but subject to the provisions of the Companies Acts, the Directors shall be entitled to declare and pay dividends on the Preference Shares in accordance with the terms of their issue.

Interim dividends

136. Subject to the provisions of the Companies Acts and to the provisions of preceding Article, the board may pay interim dividends if it appears to the board that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the board may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The board may also pay at intervals settled by it any dividend payable at a fixed date or rate if it appears to the board that the profits available for distribution justify the payment. If the board acts in good faith it shall not incur any liability to the holders of shares

conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

137. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid; but no amount paid on a share in advance of the date on which a call is payable shall be treated for the purposes of this Article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is allotted or issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly. **Apportionment of dividends**

138. A general meeting declaring a dividend may, on the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, including without limitation paid up shares or debentures of another body corporate. The board may make any arrangements it thinks fit to settle any difficulty arising in connection with the distribution, including without limitation (a) the fixing of the value for distribution of any assets, (b) the payment of cash to any member on the basis of that value in order to adjust the rights of members, and (c) the vesting of any asset in a trustee. **Dividends in specie**

139.1 The board may, if authorised by an ordinary resolution of the Company (the *Resolution*), offer any holder of shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of all or any dividend specified by the Resolution. The offer shall be on the terms and conditions and be made in the manner specified in Article 139.2 or, subject to those provisions, specified in the Resolution. **Scrip dividends: authorising resolution**

139.2 The following provisions shall apply to the Resolution and any offer made pursuant to it and Article 139.1. **Scrip dividends: procedures**

(a) The Resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period.

(b) Each holder of shares shall be entitled to that number of new shares as are together as nearly as possible equal in value to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forgo (each a ***new share***). For this purpose, the value of each new share shall be:

(i) equal to the *average quotation* for the Company's ordinary shares, that is, the average of the middle market quotations for those shares on the London Stock Exchange, as derived from the Daily Official List, on the day on which such shares are first quoted *ex* the relevant dividend and the four subsequent dealing days; or

(ii) calculated in any other manner specified by the Resolution,

but shall never be less than the par value of the new share.

A certificate or report by the auditors as to the value of a new share in respect of any dividend shall be conclusive evidence of that value.

(c) On or as soon as practicable after announcing that any dividend is to be declared or recommended, the board, if it intends to offer an election in respect of that dividend, shall also announce that intention. If, after determining the basis of allotment, the board decides to proceed with the offer, it shall notify in writing the holders of shares of the terms and conditions of the right of election offered to them, specifying the procedure to be followed and place at which, and the latest time by which, elections or notices amending or terminating existing elections must be lodged in order to be effective.

(d) The board shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be appropriated to give effect to it after the basis of allotment is determined.

(e) The board may exclude from any offer any holders of shares where the board believes the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(f) The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable in cash on shares in respect of which an election has been made (the ***elected shares***) and instead such number of new shares shall be allotted to each holder of elected shares as is arrived at on the basis stated in Article 140.2(b). For that purpose the board shall appropriate out of any amount for the time being standing to the credit of any reserve or fund (including without limitation the profit and loss account), whether or not it is available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to each holder of elected shares as is arrived at on the basis stated in Article 139.2(b).

(g) The new shares when allotted shall rank equally in all respects with the fully paid shares of the same class then in issue except that they shall not be entitled to participate in the relevant dividend.

(h) No fraction of a share shall be allotted. The board may make such provision as it thinks fit for any fractional entitlements including without limitation payment in cash to holders in respect of their fractional entitlements, provision for the accrual, retention or accumulation of all or part of the benefit of fractional entitlements to or by the Company or to or by or on behalf of any holder or the application of any accrual, retention or accumulation to the allotment of fully paid shares to any holder.

(i) The board may do all acts and things it considers necessary or expedient to give effect to the allotment and issue of any share pursuant to this Article or otherwise in connection with any offer made pursuant to this Article and may authorise any person, acting on behalf of the holders concerned, to enter into an agreement with the Company providing for such allotment or issue and incidental matters. Any agreement made under such authority shall be effective and binding on all concerned.

(j) The board may, at its discretion, amend, suspend or terminate any offer pursuant to this Article.

Permitted deductions and retentions

140. The board may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by him to the Company in respect of that share. Where a person is entitled by transmission to a share, the board may retain any dividend payable in respect of that share until that person (or that person's transferee) becomes the holder of that share.

Procedure for payment to holders and others entitled

141.1 Any dividend or other moneys payable in respect of a share may be paid:

(a) in cash; or

(b) by cheque or warrant made payable to or to the order of the holder or person entitled to payment; or

(c) by any direct debit, bank or other funds transfer system to the holder or person entitled to payment or, if practicable, to a person designated in writing by the holder or person entitled to payment; or

(d) by any other method approved by the board and agreed (in such form as the Company thinks appropriate) by the holder or person entitled to payment including (without limitation) in respect of an uncertificated share by means of the relevant system (subject to the facilities and requirements of the relevant system).

Joint entitlement

141.2 If two or more persons are registered as joint holders of any share, or are entitled by transmission jointly to a share, the Company may:

(a) pay any dividend or other moneys payable in respect of the share to any one of them and any one of them may give effectual receipt for that payment; and

(b) for the purposes of Article 141.1, rely in relation to the share on the written direction, designation or agreement of any one of them.

Payment by post

141.3 A cheque or warrant may be sent by post to:

(a) where a share is held by a sole holder, the registered address of the holder of the share; or

(b) if two or more persons are the holders, to the registered address of the person who is first named in the register; or

(c) if a person is entitled by transmission to the share, as if it were a notice to be given under Article 150; or

(d) in any case, to such person and to such address as the person entitled to payment may in writing direct.

Discharge to Company and risk

141.4 Payment of a cheque or warrant by the bank on which it was drawn or the transfer of funds by the bank instructed to make the transfer or, in respect of an uncertificated share, the making of payment in accordance with the facilities and requirements of the relevant system (which, if the relevant system is CREST, shall be the creation of an assured payment obligation in respect of the dividend or other moneys payable in favour of the settlement bank of the member or other person concerned) shall be a good discharge to the Company. Every cheque or warrant sent in accordance with these Articles shall be at the risk of the holder or person entitled. The Company shall have no responsibility for any sums lost or delayed in the course of payment by any other method used by the Company in accordance with Article 141.1.

Interest not payable

142. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

Forfeiture of unclaimed dividends

143. Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the board so resolves, be forfeited and cease to remain owing by the Company. The payment of any unclaimed dividend or other moneys payable in respect of a share may (but need not) be paid by the Company into an account separate from the Company's own account. Such payment shall not constitute the Company a trustee in respect of it. The Company shall be entitled to cease sending dividend warrants and cheques by post or otherwise to a member if those instruments have been returned undelivered to, or left uncashed by, that member on at least two consecutive occasions, or, following one such occasion, reasonable enquiries have failed to establish the member's new address. The entitlement conferred on the Company by this Article in respect of any member shall cease if the member claims a dividend or cashes a dividend warrant or cheque.

CAPITALISATION OF PROFITS AND RESERVES

Power to capitalise

144. The board may with the authority of an ordinary resolution of the Company:

(a) subject to the provisions of this Article, resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or other fund, including without limitation the Company's share premium account and capital redemption reserve, if any;

(b) appropriate the sum resolved to be capitalised to the members or any class of members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend and in the same proportions;

(c) apply that sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares, debentures or other obligations of the Company of a nominal amount equal to that sum but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(d) allot the shares, debentures or other obligations credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other;

(e) where shares or debentures become, or would otherwise become, distributable under this Article in fractions, make such provision as they think fit for any fractional entitlements including without limitation authorising their sale and transfer to any person, resolving that the distribution be made as nearly as practicable in the correct proportion but not exactly so, ignoring fractions altogether or resolving that cash payments be made to any members in order to adjust the rights of all parties;

(f) authorise any person to enter into an agreement with the Company on behalf of all the members concerned providing for either:

(i) the allotment to the members respectively, credited as fully paid, of any shares, debentures or other obligations to which they are entitled on the capitalisation; or

(ii) the payment up by the Company on behalf of the members of the amounts, or any part of the amounts, remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised,

and any agreement made under that authority shall be binding on all such members; and

(g) generally do all acts and things required to give effect to the ordinary resolution.

RECORD DATES

145. Notwithstanding any other provision of these Articles, the Company or the board may: **Record dates for dividends, etc.**

(a) *fix any date as the record date for any dividend, distribution, allotment or* issue, which may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made;

(b) for the purpose of determining which persons are entitled to attend and vote at a general meeting of the Company, or a separate general meeting of the holders of any class of shares in the capital of the Company, and how many votes such persons may cast, specify in the notice of meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the register in order to have the right to attend or vote at the meeting; changes to the register after the time specified by virtue of this Article 145(b) shall be disregarded in determining the rights of any person to attend or vote at the meeting; and

(c) for the purpose of serving notices of general meetings of the Company, or separate general meetings of the holders of any class of shares in the capital of the Company, under the Articles, determine that persons entitled to receive such notices are those persons entered on the register at the close of business on a day determined by the Company or the board, which day may not be more than 21 days before the day that notices of the meeting are sent.

ACCOUNTS

Rights to inspect records

146. No member shall (as such) have any right to inspect any accounting records or other book or document of the Company except as conferred by statute or authorised by the board *or by ordinary resolution of the Company or order of a* court of competent jurisdiction.

Delivery of annual accounts

147.1 A copy of the Company's annual accounts, together with a copy of the directors' report for that financial year and the auditors' report on those accounts shall, at least 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the provisions of the Companies Acts, be delivered or sent by post to every member and to every holder of the Company's debentures of whose address the Company is aware, and to every other person who is entitled to receive notice of meetings from the Company under the provisions of the Companies Acts or of these Articles or, in the case of joint holders of any share or debenture, to one of the joint holders.

Summary financial statements

147.2 The requirements of Article 147.1 shall be deemed satisfied in relation to any person by sending to the person, where permitted by the Companies Acts and instead of such copies, a summary financial statement derived from the Company's annual accounts and the directors' report, which shall be in the form and containing the information prescribed by the Companies Acts and any regulations made under the Companies Acts.

To the extent permitted by the Statutes and agreed by the member, the documents *referred to in this article 147 may be sent by electronic communication.*

NOTICES

148. Any notice or other document to be given to or by any person pursuant to these Articles including, without limitation, the Company's annual accounts and reports or any summary financial statements to be sent in accordance with article 147 shall be in writing or shall be given by electronic communication, except where otherwise expressly stated. **When notice required to be in writing**

149.1 The Company may serve or deliver any notice or other document on or to a member either personally or by sending it by post in a prepaid envelope addressed to the member at his registered address or by leaving it at that address or by sending it by electronic communication to the address notified by the member to the Company for these purposes. In the case of joint holders of a share, all notices or other documents shall be served on or delivered to the joint holder whose name stands first in the register in respect of the joint holding. Any notice or other document so served or delivered shall be deemed for all purposes sufficient service on or delivery to all the joint holders. A member whose registered address is not within the United Kingdom and who gives to the Company an address within the United Kingdom at which notices may be given to him shall be entitled to have notices given to him at that address, but otherwise: **Method of giving notice**

(a) no such member shall be entitled to receive any notice from the Company; and

(b) without prejudice to the generality of the foregoing, any notice of a general meeting of the Company which is in fact given or purports to be given to such members shall be ignored for the purpose of determining the validity of the proceedings at such general meeting.

149.2 A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the capital of the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called. **Deemed receipt of notice**

150. A notice or other document may be served or delivered by the Company on or to the person or persons entitled by transmission to a share by sending or delivering it in any manner authorised by these Articles for the service or delivery of a notice or other document on or to a member, addressed to them by name, or by the title of representative of the deceased, or trustee of the bankrupt or by any similar description at the address, if any, in the United Kingdom supplied for that purpose by the person or persons claiming to be so entitled. Until such an address has been supplied, a notice or other document may be served or delivered in any manner in which it might have been served or delivered if the death or bankruptcy or other event giving rise to the transmission had not occurred. **Notice to persons entitled by transmission**

151. Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register, has been duly given to a person from whom he derives his title, provided that no person who **Transferees etc. bound by prior notice**

becomes entitled by transmission to a share shall be bound by any direction notice issued under Article 71.1 to a person from whom he derives his title.

When notices by post deemed served

152.1 Proof that an envelope containing a notice was properly addressed, prepaid and posted shall be conclusive evidence that the notice was given. A notice sent by post shall be deemed to be given:

(a) if sent by first class post or special delivery post from an address in the United Kingdom to another address in the United Kingdom, or by a postal service similar to first class post or special delivery post from an address in another country to another address in that other country, on the day following that on which the envelope containing it was posted;

(b) if sent by airmail from an address in the United Kingdom to an address outside the United Kingdom, or from an address in another country to an address outside that country (including without limitation an address in the United Kingdom), on the third day following that on which the envelope containing it was posted; and

(c) in any other case, on the second day following that on which the envelope containing it was posted.

152.2 Subject to the Statutes, where a notice or other document is given or sent by means of electronic communication to an address specified for the receipt of such notices or documents in accordance with this article 152, it shall be deemed to be given at the expiration of 48 hours after the time it was sent by or on behalf of the Company. Proof that an electronic communication was sent shall be conclusive evidence of receipt.

Electronic Communication

152.3 Any member may notify the Company of an address for the purposes of his receiving electronic communications from the Company to the extent that it is permitted by the Statutes, and having done so shall be deemed to have agreed to receive by electronic communication notices and other documents from the Company of the kind to which the address relates. In addition, if a member notifies the Company of his e-mail address, the Company may satisfy its obligation to send him any notice or other document by:

(a) publishing such notice or other document on a web site; and

(b) notifying him by e-mail to that e-mail address that such notice or document has been so published, specifying the address of the web site on which it has been published, the place on the web site where the notice may be accessed, how it may be accessed and (if the notice relates to a shareholders' meeting) stating:

(i) that the notice concerns a notice of a company meeting served in accordance with the Act;

11-01-02

Registered Number: SC226738

COMPANIES ACTS 1985 TO 1989

PUBLIC COMPANY LIMITED BY SHARES

RESOLUTION OF THUS GROUP PLC

We the undersigned, being all the members of Thus Group plc ("the Company") who at the date of this resolution would be entitled to attend and vote at a general meeting of the Company, pursuant to the powers and authorities contained in the Articles of Association of the Company (the "Articles") and particularly in accordance with the provisions of Article 66 of the Articles HEREBY RESOLVE as follows, the resolution to take effect as a special resolution:-

"THAT the regulations contained in the document attached to this resolution be and are hereby approved and adopted as the new Articles of Association of the Company in substitution for and to the exclusion of the existing Articles of Association of the Company."

Director, Dalglen Directors Limited — Date: 8-1-2002

Director, Dalglen Secretaries Limited — Date: 8-1-2002

GLASGOW 9th January 2002
This ~~and the succeeding~~ ~~pages~~ certified a true copy
Biggart Baillie
BIGGART BAILLIE
AGENTS
DALMORE HOUSE
310 ST. VINCENT STREET
GLASGOW G2 5QR

L:\Docs\RMC\THUSGRP.RES.Doc
08/01/02 14:00

SC226738

ARTICLES OF ASSOCIATION

OF

THUS GROUP PLC

CONTENTS

11-01-02

11-01-

11-01-02

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SC226738

-02

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below) be in respect of the half year ending on each Fixed Dividend Date. Payments of Fixed Dividends shall be made to holders whose names appear on the register at 12 noon on any date selected by the directors being no more than 14 days prior to the relevant Fixed Dividend Date.

4.6 The first Fixed Dividend on each Preference Share (including any Preference Share issued after the date on which Preference Shares were first issued) shall be paid on the Fixed Dividend Date next following the date of allotment of the share or on such other Fixed Dividend Date as the directors may determine (or, if that date is not a business day, on the next following business day) and shall be made on a pro rata basis in respect of the period from the date of allotment of the share to the relevant Fixed Dividend Date.

Participating Dividend

4.7 The holders of the Preference Shares shall be entitled, in priority to the payment of any dividend to the holders of the Ordinary Shares and in addition to the Fixed Dividend, to receive out of the profit of the Company available for distribution, by way of dividend and resolved under the Articles to be distributed, a variable participating dividend in respect of each financial year of the Company (***Participating Dividend***) calculated as follows:

$$PD = \left(\frac{1}{100} \times \frac{PSC}{PSO} \times P1\right) + \left(\frac{1}{1000} \times \frac{PSC}{PSO} \times P2\right) + \left(\frac{1}{10{,}000} \times \frac{PSC}{PSO} \times P3\right)$$

where:

PD = the Participating Dividend;

PSC = the aggregate nominal value of the Preference Shares in issue at the date the Participating Dividend is declared;

PSO =£25,000,000;

P1 = the annual consolidated post-tax profits of the Company (as set out in the audited consolidated profit and loss account of the Company and its subsidiary undertakings) in respect of the financial year up to a maximum of £50,000,000;

P2 = the amount, if any, by which the annual consolidated post-tax profits of the Company (as set out in the audited consolidated profit and loss account of the Company and its subsidiary undertakings) in respect of the financial year exceeds £50,000,000 but is less than or equal to £100,000,000; and

P3 = the amount, if any, by which the annual consolidated post-tax profits of the Company (as set out in the audited consolidated profit and loss account of the Company and its subsidiary undertakings) in respect of the relevant accounting reference period exceeds £100,000,000.

The Participating Dividend shall be exclusive of any imputed tax credit available to shareholders and shall be distributed pro rata to the holders of the Preference Shares in accordance with the amount paid up or credited as paid up on the Preference Shares.

4.8 Each Participating Dividend shall accrue on a daily basis and shall be paid yearly in arrears on 31 October in respect of the financial year ended prior to that date each year (the ***Participating Dividend Date***) (or, if any such date is not a business day on the next day which is a business day) and shall (subject to Article 4.9 below) be in respect of that financial year. Payments of Participating Dividends shall be made to holders whose names appear on the register at 12 noon on any date selected by the directors being no more than 14 days prior to the Participating Dividend Date

4.9 The first Participating Dividend on each Preference Share (including any Preference Share issued after the date on which Preference Shares were first issued) shall be paid on the Participating Dividend Date next following the date of allotment of the share or on such other Participating Dividend Date as the directors may determine (or, if that date is a Saturday or Sunday or a day which is a public holiday in England or Scotland, on the next following day which is not such a day) and shall be made on a pro rata basis in respect of the period from the date of allotment of the share to the relevant Participating Dividend Date.

Interest on unpaid dividends

4.10 The holders of the Preference Shares shall be entitled to receive interest at the base rate plus 6 per cent. per annum on the amount of any Fixed Dividend or Participating Dividend (the ***Interest***) if such dividend is not paid by the Company within 7 days of the relevant Fixed Dividend Date or Participating Dividend Date. The Interest shall be paid in cash to the relevant holders of Preference Shares at the same time as the relevant Fixed Dividend or Participating Dividend and shall be a right of the holders of the Preference Shares as a class. The Interest shall accrue on a daily basis and shall be calculated on the basis of a 365 day year and the number of clear days elapsed in the period from the relevant Fixed Dividend Date or Participating Dividend Date up to, but not including, the date of payment of such Fixed Dividend or Participating Dividend and relative Interest. The Interest shall be exclusive of any imputed tax credit available to shareholders.

Capital

4.11 In the event of a winding up of the Company or other return of capital (other than on conversion, redemption or purchase by the Company of any of its own shares) the assets of the Company available for distribution to the shareholders remaining after payment of all other debt and liabilities of the Company and of the costs, charges and expenses of such winding up, shall be applied in the following manner and order of priority:

(a) firstly, in paying to the holders of Preference Shares all unpaid arrears and accruals of any Fixed Dividend or Participating Dividend such accruals and arrears to be calculated down to and including the date of the payment and, in respect of the Fixed Dividend, to be payable irrespective of what profits (and of whether any profits) have been made or earned by the Company and

irrespective of whether or not such unpaid arrears and accruals have become due and payable in accordance with the provisions of Articles 4.3 to 4.9 above;

(b) secondly, in paying to the holders of Preference Shares a sum equal to the capital paid up or credited as paid up on Preference Shares held by them respectively;

(c) thirdly, in paying to the holders of the Ordinary Shares a sum equal to the capital paid up or credited as paid up on the Ordinary Shares held by them respectively; and

(d) fourthly, in paying 0.5% of any surplus assets available for distribution to the holders of the Preference Shares, subject to a cap of £2,500,000, and in paying 99.5 per cent. of such surplus to the holders of the Ordinary Shares, both rateably in accordance with the amount paid up or credited as paid up on the Preference Shares and Ordinary Shares held by them respectively.

4.12 The Preference Shares shall (subject to the provisions of the Companies Act and the Articles) confer on the holders thereof the right to receive notice of and to attend all general meetings of the Company but shall not confer on such holder the right to speak or vote in respect of their holdings of Preference Shares, subject to the following exceptions: Voting

(a) if at the date of the meeting any part of any Fixed Dividend is for whatever reason in arrears for more than six months, the holders of the Preference Shares shall be entitled to attend, speak and vote on any resolution at such meeting or any adjournment of it; or

(b) if it is proposed at the meeting to consider any resolution approving the winding up of the Company, the holders of the Preference Shares shall be entitled to attend such a meeting and to speak and vote only on such resolution or any motion for adjournment of the meeting before such resolution is voted on; or

(c) if it is proposed at the meeting to consider any resolution which abrogates or varies or otherwise directly affects the special rights and privileges attaching to the Preference Shares, the holders of the Preference Shares shall have the right to attend such a meeting and to speak and vote only on such resolution or any motion for adjournment of the meeting before such resolution is voted on.

Upon any resolution on which the holders of the Preference Shares are entitled to vote, on a show of hands, each such holder who (being an individual) is present in person or (being a corporation) is present by a representative or proxy not being himself a member shall have one vote and, on a poll, each such holder present in person or by proxy shall (in his capacity as such) have one vote for every £1 in nominal amount of Preference Shares of which he is the holder.

Restrictions on Company

4.13 The special rights attached to any Preference Shares allotted or in issue shall not (unless otherwise provided by their terms of issue) be deemed to be varied, affected, modified, dealt with or abrogated by the creation or issue of any further shares (***new shares***) ranking in all respects after or in any respect pari passu with such Preference Shares (but in no respect in priority thereto) and so that any new shares ranking pari passu with such Preference Shares may either carry rights identical in all respects with such Preference Shares or any of them or rights and/or restrictions differing therefrom in any respect including but without prejudice to the generality of the foregoing in that:

(a) the rate of dividend may differ and the dividend may be cumulative or non-cumulative;

(b) the new shares or any series thereof may rank for dividend as from such date as may be provided by the terms of issue thereof and the dates for payment of dividend may differ;

(c) a premium may be payable on any return of capital relating to the new shares or there may be no such premium;

(d) the new shares may be redeemable at the option of the holder or of the Company, or may be non-redeemable; and

(e) the new shares may be convertible into Ordinary Shares or any other class of shares ranking as regards participation in the profits and assets of the Company pari passu with or after such Preference Shares in each case on such terms and conditions as may be prescribed by the terms of issue thereof.

Variation of Preference Share class rights

4.14 Notwithstanding the rights of the holders of Preference Shares under Article 4.12, the written consent of the holders of three-quarters in nominal value of the issued Preference Shares or the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the Preference Shares is required:

(a) if the special rights and privileges attaching to the Preference Shares are to be varied or abrogated or otherwise directly affected in any way;

(b) if any shares or securities are to be created, allotted or issued by the Company which rank in priority to or equally with the Preference Shares (or any right to call for the allotment or issue of such shares or securities is to be granted by the Company).

4.15 All provisions of the Articles relating to general meetings of the Company shall apply *mutatis mutandis* to every general meeting of the holders of the Preference Shares.

4.16 Each of the following shall each be deemed to be a variation of the rights attached to the Preference Shares and, notwithstanding any other provisions of

these Articles, shall be prohibited except with the consent or sanction of the holders of the Preference Shares given in accordance with the provisions of Article 4.14:

(a) the alteration of Article 4.14 (regarding variation of rights);

(b) the redemption of any shares other than Preference Shares, unless such redemption is effected for the purpose of a conversion of the shares concerned and does not reduce the distributable profits of the Company; and

(c) the reduction by the Company (except as authorised by Section 146(2) or by Section 159 of the Act) of its share capital or any uncalled liability in respect thereof or (except as authorised by Sections 130(2), 160(2) or 170(4) of the Act) of any share premium account or capital redemption reserve if the reduction involves either the diminution of liability in respect of unpaid share capital or the repayment to any shareholder of any paid up share capital.

4.17 The holders of the Preference Shares shall be entitled to the right to be sent (at the same time as the same are sent to the holders of Ordinary Shares) all notices of general meetings of the Company and a copy of every circular or other like document sent by the Company to the holders of Ordinary Shares. **Receipt of Notices**

5.1 Subject to the provisions of the Companies Acts and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the board shall determine. **Shares with special rights**

5.2 The board may issue share warrants to bearer in respect of any fully paid shares under a seal of the Company or in any other manner authorised by the board. Any share while represented by such a warrant shall be transferable by delivery of the warrant relating to it. In any case in which a warrant is so issued, the board may provide for the payment of dividends or other moneys on the shares represented by the warrant by coupons or otherwise. The board may decide, either generally or in any particular case or cases, that any signature on a warrant may be applied by mechanical means or printed on it or that the warrant need not be signed by any person. **Share warrants to bearer**

5.3 The board may determine, and from time to time vary, the conditions on which share warrants to bearer shall be issued and, in particular, the conditions on which: **Conditions of issue of share warrants**

(a) a new warrant or coupon shall be issued in place of one worn-out, defaced, lost or destroyed (but no new warrant shall be issued unless the Company is satisfied beyond reasonable doubt that the original has been destroyed); or

(b) the bearer shall be entitled to attend and vote at general meetings; or

(c) a warrant may be surrendered and the name of the bearer entered in the register in respect of the shares specified in the warrant.

The bearer of such a warrant shall be subject to the conditions for the time being in force in relation to the warrant, whether made before or after the issue of the warrant. Subject to those conditions and to the provisions of the Companies Acts, the bearer shall be deemed to be a member of the Company and shall have the same rights and privileges as he would have if his name had been included in the register as the holder of the shares comprised in the warrant.

No right in relation to share

5.4 The Company shall not be bound by or be compelled in any way to recognise any right in respect of the share represented by a share warrant other than the bearer's absolute right to the warrant.

Uncertificated shares

6.1 Subject to the provisions of the Regulations, the board may permit the holding of shares in any class of shares in uncertificated form and the transfer of title to shares in that class by means of a relevant system and may determine that any class of shares shall cease to be a participating security.

Not separate class of shares

6.2 Shares in the capital of the Company that fall within a certain class shall not form a separate class of shares from other shares in that class because any share in that class:

(a) is held in uncertificated form; or

(b) is permitted in accordance with the Regulations to become a participating security.

Exercise of Company's entitlements in respect of uncertificated share

6.3 Where any class of shares is a participating security and the Company is entitled under any provision of the Companies Acts, the Regulations or the Articles to sell, transfer or otherwise dispose of, forfeit, re-allot, accept the surrender of or otherwise enforce a lien over a share held in uncertificated form, the Company shall be entitled, subject to the provisions of the Companies Acts, the Regulations, the Articles and the facilities and requirements of the relevant system:

(a) to require the holder of that uncertificated share by notice to change that share into certificated form within the period specified in the notice and to hold that share in certificated form so long as required by the Company;

(b) to require the holder of that uncertificated share by notice to give any instructions necessary to transfer title to that share by means of the relevant system within the period specified in the notice;

(c) to require the holder of that uncertificated share by notice to appoint any person to take any step, including without limitation the giving of any instructions by means of the relevant system, necessary to transfer that share within the period specified in the notice; and

(d) to take any action that the board considers appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of that share or otherwise to enforce a lien in respect of that share.

7. Subject to the provisions of the Companies Acts relating to authority, pre-emption rights or otherwise and of any resolution of the Company in general meeting passed pursuant to those provisions, and, in the case of redeemable shares, the provisions of Article 8:

(a) all unissued shares for the time being in the capital of the Company shall be at the disposal of the board; and

(b) the board may allot (with or without conferring a right of renunciation), grant options over, or otherwise dispose of them to such persons on such terms and conditions and at such times as it thinks fit.

8. Subject to the provisions of the Companies Acts, and without prejudice to any rights attached to any existing shares or class of shares, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these Articles. Redeemable shares

9. The Company may exercise all powers of paying commissions or brokerage conferred or permitted by the Companies Acts. Subject to the provisions of the Companies Acts, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other. Commissions

10. Except as required by law, the Company shall recognise no person as holding any share on any trust and (except as otherwise provided by these Articles or by law) the Company shall not be bound by or recognise any interest in any share (or in any fractional part of a share) except the holder's absolute right to the entirety of the share (or fractional part of the share). Trusts not recognised

VARIATION OF RIGHTS OTHER THAN PREFERENCE SHARE RIGHTS

11.1 Subject to the provisions of the Companies Acts, all or any of the rights attached to any class of shares may (unless otherwise provided by the terms of allotment of the shares of that class) be varied or abrogated, whether or not the Company is being wound up, either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class (but not otherwise). Method of varying rights other than Preference Share rights

11.2 For the purposes of this Article, all or any of the rights attached to any class of shares, unless otherwise expressly provided by the rights attached to any share or class of shares, shall be deemed to be varied by: When rights deemed to be varied

(a) the reduction of the capital paid up on that share or class of shares otherwise than by a purchase or redemption by the Company of its own shares; and

(b) the allotment of another share ranking in priority for payment of a dividend or in respect of capital or which confers on its holder voting rights more favourable than those conferred by that share or class of shares,

but shall not be deemed to be varied by:

(c) the creation or issue of another share ranking equally with, or subsequent to, that share or class of shares or by the purchase or redemption by the Company of its own shares; or

(d) the Company permitting, in accordance with the Regulations, the holding of and transfer of title to shares of that or any other class in uncertificated form by means of a relevant system.

SHARE CERTIFICATES

Members' rights to certificates

12. Every member, on becoming the holder of any certificated share (except a recognised person in respect of whom the Company is not required by law to complete and have ready for delivery a certificate) shall be entitled, without payment, to one certificate for all the certificated shares of each class held by him (and, on transferring a part of his holding of certificated shares of any class, to a certificate for the balance of his holding of certificated shares). He may elect to receive one or more additional certificates for any of his certificated shares if he pays for every certificate after the first a reasonable sum determined from time to time by the board. Every certificate shall:

(a) be executed under the seal or otherwise in accordance with Article 131 or in such other manner as the board may approve; and

(b) specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on the shares.

The Company shall not be bound to issue more than one certificate for certificated shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. Shares of different classes may not be included in the same certificate.

Replacement certificates

13. If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional out-of-pocket expenses reasonably incurred by the Company in investigating evidence and preparing the requisite form of indemnity as the board may determine but otherwise free of charge, and (in the case of defacement or wearing out) on delivery up of the old certificate.

LIEN

14.1 The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys payable to the Company (whether presently or not) in respect of that share. The board may at any time (generally or in a particular case) waive any lien or declare any share to be wholly or in part exempt from the provisions of this Article. The Company's lien on a share shall extend to any amount (including without limitation dividends) payable in respect of it. **Company to have lien on shares**

14.2 Notwithstanding Article 14.1, no lien shall apply to any share, or any monies called or payable in respect of any share, that is the subject of any charge or mortgage credited in favour of any bank or institution.

15.1 The Company may sell, in such manner as the board determines, any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been given to the holder of the share, or to the person entitled to it by transmission, demanding payment and stating that if the notice is not complied with the share may be sold. **Enforcement of lien by sale**

15.2 To give effect to that sale the board may, if the share is a certificated share, authorise any person to execute an instrument of transfer in respect of the share sold to, or in accordance with the directions of, the buyer. If the share is an uncertificated share, the board may exercise any of the Company's powers under Article 6.3 to effect the sale of the share to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the application of the purchase money and his title to the share shall not be affected by any irregularity in or invalidity of the proceedings in relation to the sale. **Giving effect to sale**

15.3 The net proceeds of the sale, after payment of the costs, shall be applied in or towards payment or satisfaction of so much of the sum in respect of which the lien exists as is presently payable. Any residue shall (if the share sold is a certificated share, on surrender to the Company for cancellation of the certificate in respect of the share sold and, whether the shares sold is a certificated or uncertificated share, subject to a like lien for any moneys not presently payable as existed on the share before the sale) be paid to the person entitled to the share at the date of the sale. **Application of proceeds**

CALLS ON SHARES

16. Subject to the terms of allotment, the board may from time to time make calls on the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium). Each member shall (subject to receiving at least 14 clear days' notice specifying when and where payment is to be made) pay to the Company the amount called on his shares as required by the notice. A call may be required to be paid by instalments. A call may be revoked in whole or part and the time fixed for payment of a call may be postponed in whole or part as the board may determine. A person on whom a call is made shall remain liable for **Power to make calls**

calls made on him even if the shares in respect of which the call was made are subsequently transferred.

Time when call made

17. A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.

Liability of joint holders

18. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

Interest payable

19. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid. Interest shall be paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, the rate determined by the board, not exceeding 15 per cent. per annum, or, if higher, the appropriate rate (as defined by the Act), but the board may in respect of any individual member waive payment of such interest wholly or in part.

Deemed calls

20. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and notified and payable on the date so fixed or in accordance with the terms of the allotment. If it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

Differentiation on calls

21. Subject to the terms of allotment, the board may make arrangements on the issue of shares for a difference between the allottees or holders in the amounts and times of payment of calls on their shares.

Payment of calls in advance

22. The board may, if it thinks fit, receive from any member all or any part of the moneys uncalled and unpaid on any share held by him. Such payment in advance of calls shall extinguish the liability on the share in respect of which it is made to the extent of the payment. The Company may pay on all or any of the moneys so advanced (until they would but for such advance become presently payable) interest at such rate agreed between the board and the member not exceeding (unless the Company by ordinary resolution otherwise directs) 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act).

FORFEITURE AND SURRENDER

Notice requiring payment of call

23. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable, the board may give to the person from whom it is due not less than 14 clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

24. If that notice is not complied with, any share in respect of which it was given may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the board. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited share which have not been paid before the forfeiture. When a share has been forfeited, notice of the forfeiture shall be served on the person who was the holder of the share before the forfeiture. An entry shall be made promptly in the register opposite the entry of the share showing that notice has been served, that the share has been forfeited and the date of forfeiture. No forfeiture shall be invalidated by the omission or neglect to give that notice or to make those entries. **Forfeiture for non-compliance**

25. Subject to the provisions of the Companies Acts, a forfeited share shall be deemed to belong to the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the board determines, either to the person who was the holder before the forfeiture or to any other person. At any time before sale, re-allotment or other disposal, the forfeiture may be cancelled on such terms as the board thinks fit. Where for the purposes of its disposal a forfeited share held in certificated form is to be transferred to any person, the board may authorise any person to execute an instrument of transfer of the share to that person. Where for the purposes of its disposal a forfeited share held in uncertificated form is to be transferred to any person, the board may exercise any of the Company's powers under Article 6.3. The Company may receive the consideration given for the share on its disposal and may register the transferee as holder of the share. **Sale of forfeited shares**

26. A person shall cease to be a member in respect of any share which has been forfeited and shall, if the share is a certificated share, surrender the certificate for any forfeited share to the Company for cancellation. The person shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of that share with interest on that amount at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at the rate determined by the board, not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act), from the date of forfeiture until payment. The board may waive payment wholly or in part or enforce payment without any allowance for the value of the share at the time of forfeiture or for any consideration received on its disposal. **Liability following forfeiture**

27. The board may accept the surrender of any share which it is in a position to forfeit on such terms and conditions as may be agreed. Subject to those terms and conditions, a surrendered share shall be treated as if it had been forfeited. **Surrender**

28. The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the person whose share is forfeited and the Company, except only those rights and liabilities expressly saved by these Articles, or as are given or imposed in the case of past members by the Companies Acts. **Extinction of rights**

Evidence of forfeiture or surrender

29. A statutory declaration by a director or the secretary that a share has been duly forfeited or surrendered on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject if necessary to the execution of an instrument of transfer or transfer by means of the relevant system, as the case may be) constitute a good title to the share. The person to whom the share is disposed of shall not be bound to see to the application of the purchase money, if any, and his title to the share shall not be affected by any irregularity in, or invalidity of, the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

Form and execution of transfer of certificated share

30. The instrument of transfer of a certificated share may be in any usual form or in any other form which the board may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. An instrument of transfer need not be under seal.

Transfers of partly paid certificated shares

31. The board may, in its absolute discretion and without giving any reason, refuse to register the transfer of a certificated share which is not fully paid, provided that the refusal does not prevent dealings in shares in the Company from taking place on an open and proper basis.

Invalid transfers of certificated shares

32.1 The board may also refuse to register the transfer of a certificated share unless the instrument of transfer:

(a) is lodged, duly stamped (if stampable), at the office or at another place appointed by the board accompanied by the certificate for the share to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of shares;

(c) is in favour of not more than four transferees;

(d) is not in favour of a minor; and

(e) is not in favour of a bankrupt or person of mental health.

Transfers by recognised persons

32.2 In the case of a transfer of a certificated share by a recognised person, the lodgement of a share certificate will only be necessary if and to the extent that a certificate has been issued in respect of the share in question.

Notice of refusal to register

33. If the board refuses to register a transfer of a share, it shall send the transferee notice of its refusal within two months after the date on which the instrument of transfer was lodged with the Company or the Operator-instruction was received, as the case may be.

Suspension of registration

34. The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods (not exceeding 30 days in any

year) as the board may determine, except that the board may not suspend the registration of transfers of any participating security without the consent of the Operator of the relevant system.

35. No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to a share. **No fee payable on registration**

36. The Company shall be entitled to retain an instrument of transfer which is registered, but an instrument of transfer which the board refuses to register shall be returned to the person lodging it when notice of the refusal is given. **Retention of transfers**

TRANSMISSION OF SHARES

37. If a member dies, the survivor or survivors where he was a joint holder, and his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest. Nothing in these Articles shall release the estate of a deceased member (whether a sole or joint holder) from any liability in respect of any share held by him. **Transmission**

38.1 A person becoming entitled by transmission to a share may, on production of any evidence as to his entitlement properly required by the board, elect either to become the holder of the share or to have another person nominated by him registered as the transferee. If he elects to become the holder he shall give notice to the Company to that effect. If he elects to have another person registered and the share is a certificated share, he shall execute an instrument of transfer of the share to that person. If he elects to have himself or another person registered and the share is an uncertificated share, he shall take any action the board may require (including without limitation the execution of any document and the giving of any instruction by means of a relevant system) to enable himself or that person to be registered as the holder of the share. All the provisions of these Articles relating to the transfer of shares apply to that notice or instrument of transfer as if it were an instrument of transfer executed by the member and the death or bankruptcy of the member or other event giving rise to the transmission had not occurred. **Elections permitted**

38.2 The board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days, the board may after the expiry of that period withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with. **Elections required**

39. A person becoming entitled by transmission to a share shall, on production of any evidence as to his entitlement properly required by the board and subject to the requirements of Article 38, have the same rights in relation to the share as he would have had if he were the holder of the share, subject to Article 140. That person may give a discharge for all dividends and other moneys payable in respect of the share, but he shall not, before being registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any meeting of **Rights of persons entitled by transmission**

the Company or to receive notice of or to attend or vote at any separate meeting of the holders of any class of shares in the capital of the Company.

ALTERATION OF SHARE CAPITAL

Alterations by ordinary resolution

40. The Company may by ordinary resolution:

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Companies Acts, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and

(d) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

New shares subject to these Articles

41. All shares created by ordinary resolution pursuant to Article 40 shall be:

(a) subject to all the provisions of these Articles including, without limitation, provisions relating to payment of calls, lien, forfeiture, transfer and transmission; and

(b) unclassified, unless otherwise provided by these Articles, by the resolution creating the shares or by the terms of allotment of the shares.

Fractions arising

42. Whenever any fractions arise as a result of a consolidation or sub-division of shares, the board may on behalf of the members deal with the fractions as it thinks fit. In particular, without limitation, the board may sell shares representing fractions to which any members would otherwise become entitled to any person (including, subject to the provisions of the Companies Acts, the Company) and distribute the net proceeds of sale in due proportion among those members. Where the shares to be sold are held in certificated form the board may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the buyer. Where the shares to be sold are held in uncertificated form, the board may do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the application of the purchase moneys and his title to the shares shall not be affected by any irregularity in, or invalidity of, the proceedings in relation to the sale.

43. Subject to the provisions of the Companies Acts, the Company may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way. **Power to reduce capital**

Purchase Of Own Shares

44. Subject to and in accordance with the provisions of the Companies Acts, the provisions of these Articles and to any rights conferred on the holders of any class of shares, the Company may purchase any of its own shares of any class (including without limitation redeemable shares) in any way and at any price (whether at par or above or below par), but not unless the purchase has been sanctioned by an extraordinary resolution passed at a separate meeting of the holders of any class of convertible shares in the Company carrying rights to convert into equity share capital of the Company. Neither the Company nor the board shall be required to select the Shares to be purchased rateably or in any particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital attached to any class of shares. **Power to purchase own shares**

General Meetings

45. All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings. The board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Act. **Types of general meeting**

46. All provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the holders of any class of shares in the capital of the Company, except that: **Class meetings**

(a) the necessary quorum shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class or, at any adjourned meeting of such holders, one holder present in person or by proxy, whatever the amount of his holding, who shall be deemed to constitute a meeting;

(b) any holder of shares of the class present in person or by proxy may demand a poll; and

(c) each holder of shares of the class shall, on a poll, have one vote in respect of every share of the class held by him.

47. The board may call general meetings whenever and at such times and places as it shall determine. On the requisition of members pursuant to the provisions of t . Companies Acts, the board shall promptly convene an extraordinary general meeting in accordance with the requirements of the Companies Acts. If there are insufficien. lirectors in the United Kingdom to call a general meeting any director of the Company may call a general meeting, but **Convening general meetings**

where no director is willing or able to do so, any two members of the Company may summon a meeting for the purpose of appointing one or more directors.

NOTICE OF GENERAL MEETINGS

Period of notice

48.1 An annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least 21 clear days' notice, and all other extraordinary general meetings shall be called by at least 14 clear days' notice; provided that a general meeting, notwithstanding that it has been called by shorter notice than that specified above, shall be deemed to have been duly called if it is so agreed:

(a) in the case of an annual general meeting, by all the members entitled to attend and vote thereat; and

(b) in the case of an extraordinary general meeting, by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent. In nominal value of the shares giving that right.

Recipients of notice

48.2 Subject to the provisions of these Articles and in particular Article 48.3 and to any restrictions imposed on any shares, the notice shall be given to all the members, to each of the directors and to the auditors.

48.3(A) For the purposes of giving notice to members of any general meeting, the board may determine that the members entitled to receive such notices are those persons entered on the register at the close of business on a day determined by them, such day not being more than twenty-one days before the day that the notice of the general meeting is despatched.

(B) A notice of any general meeting may specify a time, being not more than forty-eight hours before the time fixed for the meeting, by which a person must be entered on the register in order to have the right to attend or vote at the meeting. Changes made to entries on the register after the time so specified shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Contents of notice: general

49.1 The notice shall specify the time and place of the meeting (including without limitation any satellite meeting place arranged for the purposes of Article 50.1, which shall be identified as such in the notice) and, in the case of special business, the general nature of that business. All business that is transacted at an extraordinary general meeting shall be deemed special. All business transacted at an annual general meeting shall be deemed special except:

(a) the declaration of dividends;

(b) the consideration and adoption of the accounts and balance sheet and the reports of the directors and auditors and other documents required to be annexed to the accounts;

(c) the appointment and re-appointment of directors;

(d) the appointment of auditors where special notice of the resolution for such appointment is not required by the Companies Acts; and

(e) the fixing of, or the determining of the method of fixing, the remuneration of the directors or auditors.

Contents of notice: additional requirements

49.2 In the case of an annual general meeting, the notice shall specify the meeting as such. In the case of a meeting to pass a special or extraordinary resolution, the notice shall specify the intention to propose the resolution as a special or extraordinary resolution, as the case may be.

Article 50.3 arrangements

49.3 The notice shall include details of any arrangements made for the purpose of Article 50.3 (making clear that participation in those arrangements will not amount to attendance at the meeting to which the notice relates).

General meetings at more than one place

50.1 The board may resolve to enable persons entitled to attend a general meeting to do so by simultaneous attendance and participation at a satellite meeting place anywhere in the world. The members present in person or by proxy at satellite meeting places shall be counted in the quorum for, and entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the general meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that members attending at all the meeting places are able to:

(a) participate in the business for which the meeting has been convened;

(b) hear and see all persons who speak (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place; and

(c) be heard and seen by all other persons so present in the same way.

The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the principal meeting place.

Interruption or adjournment where facilities inadequate

50.2 If it appears to the chairman of the general meeting that the facilities at the principal meeting place or any satellite meeting place have become inadequate for the purposes referred to in Article 50.1, then the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at that general meeting up to the time of that adjournment shall be valid. The provisions of Article 56.2 shall apply to that adjournment.

Other arrangements for viewing/hearing proceedings

50.3 The board may make arrangements for persons entitled to attend a general meeting or an adjourned general meeting to be able to view and hear the proceedings of the general meeting or adjourned general meeting and to speak at the meeting (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) by attending at a venue anywhere in the

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world not being a satellite meeting place. Those attending at any such venue shall not be regarded as present at the general meeting or adjourned general meeting and shall not be entitled to vote at the meeting at or from that venue. The inability for any reason of any member present in person or by proxy at such a venue to view or hear all or any of the proceedings of the meeting or to speak at the meeting shall not in any way affect the validity of the proceedings of the meeting.

Controlling level of attendance

50.4 The board may from time to time make any arrangements for controlling the level of attendance at any venue for which arrangements have been made pursuant to Article 50.3 (including without limitation the issue of tickets or the imposition of some other means of selection) it in its absolute discretion considers appropriate, and may from time to time change those arrangements. If a member, pursuant to those arrangements, is not entitled to attend in person or by proxy at a particular venue, he shall be entitled to attend in person or by proxy at any other venue for which arrangements have been made pursuant to Article 50.3. The entitlement of any member to be present at such venue in person or by proxy shall be subject to any such arrangement then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.

Change in place and/or time of meeting

50.5 If, after the giving of notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the board decides that it is impracticable or unreasonable for a reason beyond its control to hold the meeting at the declared place (or any of the declared places, in the case of a meeting to which Article 50.1 applies) and/or time, it may change the place (or any of the places, in the case of a meeting to which Article 50.1 applies) and/or postpone the time at which the meeting is to be held. If such a decision is made, the board may then change the place (or any of the places, in the case of a meeting to which Article 50.1 applies) and/or postpone the time again if it decides that it is reasonable to do so. In either case:

(a) no new notice of the meeting need be given, but the board shall, if practicable, advertise the date, time and place of the meeting in at least two newspapers having a national circulation and shall make arrangements for notices of the change of place and/or postponement to appear at the original place and/or at the original time; and

(b) notwithstanding Article 78(a), an instrument of proxy in relation to the meeting may be deposited at any time not less than 48 hours before any new time appointed for holding the meeting.

Meaning of participate

50.6 For the purposes of this Article 50, the right of a member to participate in the business of any general meeting shall include without limitation the right to speak, vote on a show of hands, vote on a poll, be represented by a proxy and have access to all documents which are required by the Companies Acts or these Articles to be made available at the meeting.

51.1 The accidental omission to give notice of a meeting, or to send a form of proxy with a notice where required by these Articles, to any person entitled to receive it, or the non-receipt of a notice of meeting or form of proxy by that person, shall not invalidate the proceedings at that meeting. Any member present, in person or by proxy, at any meeting shall be deemed for all purposes to have received notice of the meeting. **Accidental omission to give notice**

51.2 The board and, at any general meeting, the chairman may make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of a general meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The board and, at any general meeting, the chairman are entitled to refuse entry to a person who refuses to comply with these arrangements, requirements or restrictions. **Security**

PROCEEDINGS AT GENERAL MEETINGS

52. No business shall be transacted at any general meeting unless a quorum is present, but the absence of a quorum shall not preclude the choice or appointment of a chairman, which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Articles, three persons present in person or by proxy and entitled to vote on the business to be transacted shall be a quorum. **Quorum**

534. If such a quorum is not present within fifteen minutes (or such longer time not exceeding one hour as the chairman of the meeting may decide to wait) from the time appointed for the meeting, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved, and in any other case shall stand adjourned to such time and place as the chairman of the meeting may determine. The adjourned meeting shall be dissolved if a quorum is not present within 15 minutes after the time appointed for holding the meeting. **If quorum not present**

54. The chairman, if any, of the board or, in his absence, any deputy chairman of the Company or, in his absence, some other director nominated by the board, shall preside as chairman of the meeting. If neither the chairman, deputy chairman nor such other director (if any) is present within five minutes after the time appointed for holding the meeting or is not willing to act as chairman, the directors present shall elect one of their number to be chairman. If there is only one director present and willing to act, he shall be chairman. If no director is willing to act as chairman, or if no director is present within five minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman. **Chairman**

55. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the capital of the Company. **Directors entitled to speak**

Adjournments: chairman's powers

56.1 The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place. No business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. In addition (and without prejudice to the chairman's power to adjourn a meeting conferred by Article 50.2), the chairman may adjourn the meeting to another time and place without such consent if it appears to him that:

(a) it is likely to be impracticable to hold or continue that meeting because of the number of members wishing to attend who are not present; or

(b) the unruly conduct of persons attending the meeting prevents or is likely to prevent the orderly continuation of the business of the meeting; or

(c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

Adjournments: procedures

56.2 Any such adjournment may be for such time and to such other place (or, in the case of a meeting held at a principal meeting place and a satellite meeting place, such other places) as the chairman may, in his absolute discretion determine, notwithstanding that by reason of such adjournment some members may be unable to be present at the adjourned meeting. Any such member may nevertheless execute a form of proxy for the adjourned meeting which, if delivered by him to the chairman or the secretary, shall be valid even though it is given at less notice than would otherwise be required by these Articles. When a meeting is adjourned for 30 days or more or for an indefinite period, at least seven clear days' notice shall be given specifying the time and place (or places, in the case of a meeting to which Article 50.1 applies) of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

Amendments to resolutions

57. If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. With the consent of the chairman, an amendment may be withdrawn by its proposer before it is voted on. No amendment to a resolution duly proposed as a special or extraordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error). No amendment to a resolution duly proposed as an ordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error) unless either (a) at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the ordinary resolution is to be considered, notice of the terms of the amendment and the intention to move it has been lodged at the office, or (b) the chairman in his absolute discretion decides that the amendment may be considered and voted on.

Methods of voting

58. A resolution put to the vote of a general meeting shall be decided on a show of hands unless, before or on the declaration of the result of a vote on the show of

hands or on the withdrawal of any other demand for a poll, a poll is duly demanded. Subject to the provisions of the Companies Acts, a poll may be demanded by:

(a) the chairman of the meeting; or

(b) at least five members present in person or by proxy having the right to vote at the meeting; or

(c) any member or members present in person or by proxy representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) any member or members present in person or by proxy holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A demand by a person as proxy for a member shall be the same as a demand by the member.

59. Unless a poll is duly demanded (and the demand is not withdrawn before the poll is taken) a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution. **Declaration of result**

60. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have. **Chairman's casting vote**

61. The demand for a poll may be withdrawn before the poll is taken, but only with the consent of the chairman. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If the demand for a poll is withdrawn, the chairman or any other member entitled may demand a poll. **Withdrawal of demand for poll**

62. Subject to Article 63, a poll shall be taken as the chairman directs and he may, and shall if required by the meeting, appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. **Conduct of poll**

63. A poll demanded on the election of a chairman or on a question of adjournment shall be taken at the meeting at which it is demanded. A poll demanded on any other question shall be taken either at the meeting or at such time and place as the chairman directs not being more than 30 days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting **When poll to be taken**

for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

Notice of poll

64. No notice need be given of a poll not taken at the meeting at which it is demanded if the time and place at which it is to be taken are announced at the meeting. In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken.

Effectiveness of special and extraordinary resolutions

65. Where for any purpose an ordinary resolution of the Company is required, a special or extraordinary resolution shall also be effective. Where for any purpose an extraordinary resolution is required, a special resolution shall also be effective.

Resolutions in writing

66. A resolution in writing executed by or on behalf of each member who would have been entitled to vote on it if it had been proposed at a general meeting at which he was present shall be as effective as if it had been passed at a general meeting properly convened and held and may consist of several instruments in the same form each executed by or on behalf of one or more of the members.

VOTES OF MEMBERS

Right to vote

67. Subject to any rights or restrictions as to voting attached by or in accordance with these Articles, on a show of hands every member who is present in person shall have one vote and on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder.

Votes of joint holders

68. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the register.

Member under incapacity

69. A member in respect of whom an order has been made by a court or official having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised for that purpose appointed by that court or official. That receiver, curator bonis or other person may, on a poll, vote by proxy. The right to vote shall be exercisable only if evidence satisfactory to the board of the authority of the person claiming to exercise the right to vote has been deposited at the office, or at another place specified in accordance with these Articles for the deposit of instruments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised.

Calls in arrears

70. No member shall, unless the board otherwise decides, be entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares in the capital of the Company, either in person or by proxy, in respect of any share

held by him unless all moneys presently payable by him in respect of that share have been paid.

71.1 If at any time the board is satisfied that any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under section 212 of the Act (a ***section 212 notice***) and is in default for the prescribed period in supplying to the Company the information thereby required, or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the board may, in its absolute discretion at any time thereafter by notice (a ***direction notice***) to such member direct that: **Section 212 of the Act: restrictions if in default**

(a) in respect of the shares in relation to which the default occurred (the ***default shares***, which expression includes any shares issued after the date of the section 212 notice in respect of those shares) the member shall not be entitled to attend or vote either personally or by proxy at a general meeting or at a separate meeting of the holders of that class of shares or on a poll; and

(b) where the default shares represent at least ¼ of one per cent. in nominal value of the issued shares of their class, the direction notice may additionally direct that in respect of the default shares:

(i) no payment shall be made by way of dividend and no share shall be allotted pursuant to Article 139.1;

(ii) no transfer of any default share shall be registered unless:

(A) the member is not himself in default as regards supplying the information requested and the transfer when presented for registration is accompanied by a certificate by the member in such form as the board may in its absolute discretion require to the effect that after due and careful enquiry the member is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer; or

(B) the transfer is an approved transfer; or

(C) registration of the transfer is required by the Regulations.

71.2 The Company shall send a copy of the direction notice to each other person appearing to be interested in the default shares, but the failure or omission by the Company to do so shall not invalidate such notice. **Copy of notice to interested persons**

71.3 Any direction notice shall cease to have effect not more than seven days after the earlier of receipt by the Company of: **When restrictions cease to have effect**

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(a) a notice of an approved transfer, but only in relation to the shares transferred; or

(b) all the information required by the relevant section 212 notice, in a form satisfactory to the board.

Board may cancel restrictions

71.4 The board may at any time give notice cancelling a direction notice.

Conversion of uncertificated shares

71.5 The Company may exercise any of its powers under Article 6.3 in respect of any default share that is held in uncertificated form.

Provisions supplementary to Article 71

72.1 For the purposes of Article 71:

(a) a person shall be treated as appearing to be interested in any shares if the member holding such shares has given to the Company a notification under section 212 of the Act which either (i) names such person as being so interested or (ii) fails to establish the identities of all those interested in the shares, and (after taking into account the said notification and any other relevant section 212 notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

(b) the prescribed period is 14 days from the date of service of the section 212 notice; and

(c) a transfer of shares is an approved transfer if:

(i) it is a transfer of shares pursuant to an acceptance of a takeover offer (within the meaning of section 428(1) of the Act); or

(ii) the board is satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares the subject of the transfer to a party unconnected with the member and with any other person appearing to be interested in the shares; or

(iii) the transfer results from a sale made through a recognised investment exchange as defined in the Financial Services and Markets Act 2000 or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded.

Section 216 of the Act

72.2 Nothing contained in Article 71 limits the power of the Company under section 216 of the Act.

Errors in voting

73. If any votes are counted which ought not to have been counted, or might have been rejected, the error shall not vitiate the result of the voting unless it is pointed out at the same meeting, or at any adjournment of the meeting, and, in the opinion of the chairman, it is of sufficient magnitude to vitiate the result of the voting.

73A.1 If the Board, following receipt of notice from any relevant Licensing Authority (as defined in Article 73A.10) that, in the opinion of the Licensing Authority, an interest of any person in shares of the Company is prejudicial to the continued holding of a Material Licence (as defined in Article 73A.10) by the Company or any of its subsidiary undertakings or associated undertakings or to the grant, renewal or extension of any Material Licence to the Company or by any of its subsidiary undertakings or associated undertakings (a ***Prejudicial Event***), the Board may, if it thinks fit, serve a written notice (a ***Disposal Notice***) upon the person or persons appearing in the register as the holder of the shares concerned (or any one of such persons where the shares are registered in joint names) and/or any beneficial owner thereof (the ***Vendor***). **Compulsory disposals and restrictions on voting**

73A.2 A Disposal Notice shall state the determination of the Board setting out in general terms the grounds for such determination and shall refer to the cessation of voting rights set out in Article 73A.8 below and shall require the Vendor within 21 days from the date of the Disposal Notice (or such other period as the Board considers reasonable and which it may decide) to transfer (and/or procure the disposal of) such interests in such number of shares as shall be specified in the Disposal Notice (a ***Required Disposal***) to any other person whose holding of such shares or any interest in them, in the sole and conclusive determination of the Board, would not give rise to the events set out in Article 73A.1 (an ***Eligible Transferee***).

73A.3 When more than one holder (treating joint holders as a single holder) is required to dispose of any interest in shares pursuant to a Disposal Notice, the Disposal Notice shall specify the number of shares and the interest therein to be disposed of by each such holder (which shall be in the discretion of the Board and need not be pro rata amongst the holders being required to dispose of shares).

73A.4 If within 21 days after the giving of the Disposal Notice (or such other period as the Board considers reasonable and which shall be specified in the Disposal Notice), the Disposal Notice is not complied with to the satisfaction of the Board and has not been withdrawn, the Board shall, so far as it is able, make a Required Disposal, using its reasonable endeavours to obtain the best price reasonably obtainable in all the circumstances, and shall give written notice of such disposal to those persons on whom the Disposal Notice was served, provided that:

73A.4.1 a Required Disposal shall be suspended during any period when dealings by the Directors in the Company's shares are not permitted either by law or by regulations of the UK Listing Authority;

and

73A.4.2 neither the Company nor the Directors nor any agent shall be liable to any holder or any person having an interest in any shares or to any other person for failing to obtain the best price reasonably obtainable in respect of any Required Disposal so long as the Board acts in good faith.

73A.5 For the purpose of effecting any Required Disposal the Board may authorise in writing any officer or employee of the Company to execute any necessary transfer on behalf of any holder and may issue a new certificate to the purchaser. The net proceeds of such disposal shall be received by the Company whose receipt shall be a good discharge for the purchase money and shall be paid (without any interest being payable thereon) to the former holder or holders upon surrender by him or them of the certificate or certificates in respect of the shares sold. The Company may register the transferee or transferees as holder or holders of the shares sold and issue to him or them a certificate for the same and thereupon the transferee or transferees shall become absolutely entitled to such shares. A certificate for any balance of the holding of the shares of the Vendor shall be issued by the Company to the Vendor

73A.6 A person who becomes aware that his holding, directly or beneficially, of shares will, or is likely to, fall within Article 73A.1 shall, as soon as practicable, unless he has already received a Disposal Notice pursuant to Article 73A.1 above, either transfer the shares to one or more Eligible Transferees or request the Board in writing to issue a Disposal Notice in accordance with Article 73A.1 above. Every such request shall be accompanied by the certificates or certificates for the shares to which it relates.

73A.7 Any determination of the Board under the provisions of this Article shall be final and conclusive as against any person interested in any shares but without prejudice to the power of the Board subsequently to vary or revoke such determination. The Board shall not be required to give any reasons for any determination taken or made in accordance with this Article. The exercise of the powers conferred by this Article shall not be questioned or invalidated in any case on the ground that there was insufficient evidence of direct or beneficial ownership of any shares by any person or that the true direct or beneficial owner of any shares was otherwise than appeared to the Board at the relevant date provided that the said powers shall have been exercised in good faith.

73A.8 On and after the date of any Disposal Notice, and until registration of a transfer of the shares to which it relates pursuant to the provisions of this Article, the voting rights of and the right to transfer such shares except in compliance with this Article shall be suspended and not be capable of exercise.

73A.9 Subject to the provisions of this Article, the Directors shall, unless such notice is received from a relevant Licensing Authority in accordance with Article 73A.1, be entitled to assume without enquiry that none of the shares are held in such a way as to entitle the Board to serve a Disposal Notice in respect thereof. The Board may however, upon the occurrence of a Prejudicial Event, call upon any holder (or any one of joint holders) of shares by notice in writing to provide such information and evidence as they shall reasonably require upon any matter connected with or in relation to such holder of shares which may be relevant for the purposes of Article 73A.1 above. In the event of such information and evidence not being so provided within such period (not being less than 21 days

after service of the notice requiring the same) as may be specified by the Board in the said notice, the Board may, in its absolute discretion, treat any share held by such a holder or joint holder as being held in such a way as to entitle them to serve a Disposal Notice in respect thereof until such time as the holder in question establishes to the reasonable satisfaction of the Directors that such is not the case.

73A.10In this Article:

Licensing Authority means any authority established under the Telecommunications Act 1984 or the Wireless Telegraphy Acts 1949 to 1967 or any other statute under which the Company or any of its subsidiary undertakings or associated undertakings is or may be granted any licence (and any statutory modifications or re-enactments of the same for the time being in force) which has authority to grant, renew and extend and which in any way regulates any of the Material Licences and compliance with the terms thereof; and

Material Licence means any licence or licences under the Telecommunications Act 1984 or the Wireless Telegraphy Acts 1949 to 1967 or any other statute under which the Company or any of its subsidiary undertakings or associated undertakings is or may be granted any licence (and any statutory modifications or re-enactments of the same for the time being in force) which the Board in its discretion determines to be material for the purposes of this provision.

74. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting or poll at which the vote objected to is tendered. Every vote not disallowed at such meeting shall be valid and every vote not counted which ought to have been counted shall be disregarded. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive. **Objection to voting**

75. On a poll, votes may be given either personally or by proxy. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way. **Supplementary provisions on voting**

PROXIES AND CORPORATE REPRESENTATIVES

76. An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney or, if the appointor is a corporation, either under its common seal or the hand of a duly authorised officer, attorney or other person authorised to sign it. **Appointment of proxy**

77. Instruments of proxy shall be in any usual form or in any other form which the board may approve. The board may, if it thinks fit, but subject to the provisions of the Act, at the Company's expense send out forms of instrument of proxy for use at the meeting with the notice of any meeting. Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned. A member may appoint more than one proxy to attend on the same occasion. **Form of proxy**

Delivery of form of proxy

78.1 The instrument appointing a proxy and any power of attorney or other written authority under which it is executed or an office or notarially certified copy or a copy certified in accordance with the Powers of Attorney Act 1971 of such power or written authority shall:

(a) be deposited by personal delivery, post or facsimile transmission at the office or at such other place within the United Kingdom as is specified in the notice convening the meeting or in any instrument of proxy sent out by the Company in relation to the meeting not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b) in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director.

An instrument of proxy which is not deposited or delivered in any such manner shall be invalid. No instrument of proxy shall be valid more than twelve months after the date stated in it as the date of its execution. When two or more valid instruments of proxy are delivered in respect of the same share for use at the same meeting, the one which was executed last shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was executed last, none of them shall be treated as valid in respect of that share.

78.2 The board may decide, either generally or in any particular case, to treat an instrument of proxy or any of the documents required under articles 76 and 78.1 as properly deposited for the purposes of this article if a copy of the instrument or other document is delivered by any form of electronic communication, in any case, to an address specified for the receipt of such documents and appointments in electronic form in the notice convening the meeting or in any instrument of proxy set out by the Company in relation to the meeting or at such other address as is agreed by the board from time to time. This power is subject to any limitations, restrictions or conditions that the board may decide. Any requirements of these Articles which are inconsistent with this method of appointment shall not apply to appointments under this power. The board can require such evidence as it thinks appropriate to show that the proxy appointment is genuine.

Validity of form of proxy

79. An instrument appointing a proxy shall be deemed to include the right to demand, or join in demanding, a poll but shall not confer any further right to speak at a meeting, except with the permission of the chairman. The instrument of proxy shall also be deemed to confer authority to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall, unless it provides to the contrary, be valid for any adjournment of the meeting as well as for the meeting to which it relates.

80. Any corporation or corporation sole which is a member of the Company (in this Article the ***grantor***) may (in the case of a corporation, by resolution of its directors or other governing body or by authority to be given under seal or under the hand of an officer duly authorised by it) authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any separate meeting of the holders of any class of shares. A person so authorised shall be entitled to exercise the same power on behalf of the grantor as the grantor could exercise if it were an individual member of the Company, save that a director, the secretary or other person authorised for the purpose by the secretary may require such person to produce a certified copy of the resolution of authorisation or other authority before permitting him to exercise his powers. The grantor shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it. **Corporate representatives**

81. A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll unless notice of the determination was received by the Company at the office or at such other place at which the instrument of proxy was duly deposited at least three hours before the start of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll. **Revocation of authority**

Number Of Directors

82. Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall be not less than four nor more than sixteen in number. The Company may, by ordinary resolution, from time to time vary the minimum and/or maximum number of directors. **Limits on number of directors**

Appointment And Retirement Of Directors

83. At every annual general meeting one-third of the directors or, if their number is not three or a multiple of three, the number nearest to one-third shall retire from office; but: **Number of directors to retire**

(a) if any director has at the start of the annual general meeting been in office for more than three years since his last appointment or re-appointment, he shall retire; and

(b) if there is only one director who is subject to retirement by rotation, he shall retire.

84. Subject to the provisions of the Companies Acts and these Articles, the directors to retire by rotation shall be those who have been longest in office since their last appointment or re-appointment. As between persons who became or were last re-appointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. The directors to retire on **Which directors to retire**

each occasion (both as to number and identity) shall be determined by the composition of the board at the date of the notice convening the annual general meeting. No director shall be required to retire or be relieved from retiring or be retired by reason of any change in the number or identity of the directors after the date of the notice but before the close of the meeting.

When director deemed to be re-appointed

85. If the Company does not fill the vacancy at the meeting at which a director retires by rotation or otherwise, the retiring director shall, if willing to act, be deemed to have been re-appointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the re-appointment of the director is put to the meeting and lost.

Eligibility for election

86. No person other than a director retiring by rotation shall be appointed a director at any general meeting unless:

(a) he is recommended by the board; or

(b) not less than seven nor more than 42 days before the date appointed for the meeting, notice executed by a member qualified to vote at the meeting (not being the person to be proposed) has been given to the Company of the intention to propose that person for appointment stating the particulars which would, if he were so appointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed.

Separate resolutions on appointment

87. Except as otherwise authorised by the Companies Acts, the appointment of any person proposed as a director shall be effected by a separate resolution.

Additional powers of the Company

88. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director and may also determine the rotation in which any additional directors are to retire. The appointment of a person to fill a vacancy or as an additional director shall take effect from the end of the meeting.

Appointment by board

89. The board may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director and in either case whether or not for a fixed term, provided that the appointment does not cause the number of directors to exceed the number, if any, fixed by or in accordance with these Articles as the maximum number of directors. Irrespective of the terms of his appointment, a director so appointed shall hold office only until the next following general meeting and shall not be taken into account in determining the directors who are to retire by rotation at the meeting. If not re-appointed at such annual general meeting, he shall vacate office at its conclusion.

Position of retiring directors

90. A director who retires at an annual general meeting may, if willing to act, be re-appointed. If he is not re-appointed, he shall retain office until the meeting appoints someone in his place, or if it does not do so, until the end of the meeting.

91. No person shall be disqualified from being appointed or re-appointed a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age nor shall it be necessary by reason of his age to give special notice under the Companies Acts of any resolution. Where the board convenes any general meeting of the Company at which (to the knowledge of the board) a director will be proposed for appointment or re-appointment who at the date for which the meeting is convened will have attained the age of 70 or more, the board shall give notice of his age in years in the notice convening the meeting or in any document accompanying the notice, but the accidental omission to do so shall not invalidate any proceedings, or any appointment or re-appointment of that director, at that meeting. **No age limit**

92. A director shall not be required to hold any shares in the capital of the Company by way of qualification. **No share qualification**

ALTERNATE DIRECTORS

93. Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the board and willing to act, to be an alternate director and may remove from office an alternate director so appointed by him. If the alternate director is not already a director, the appointment, unless previously approved by the board, shall have effect only upon and subject to its being so approved. **Power to appoint alternates**

94. An alternate director shall be entitled to receive notice of all meetings of the board and of all meetings of committees of the board of which his appointor is a member, to attend and vote at any such meeting at which his appointor is not personally present, and generally to perform all the functions of his appointor (except as regards power to appoint an alternate) as a director in his absence. An alternate director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent in writing to him at an address given by him to the Company for this purpose, but such notices need not be given any earlier than notices given to alternate directors not so absent and, if no such request is made to the board, it shall not be necessary to give notice of a board meeting to any alternate director who is for the time being absent from the United Kingdom. **Alternates entitled to receive notice**

95. A director or any other person may act as alternate director to represent more than one director, and an alternate director shall be entitled at meetings of the board or any committee of the board to one vote for every director whom he represents (and who is not present) in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present. **Alternates representing more than one director**

96. An alternate director may be repaid by the Company such expenses as might properly have been repaid to him if he had been a director but shall not be entitled to receive any remuneration from the Company in respect of his services as an alternate director except such part (if any) of the remuneration otherwise **Expenses and remuneration of alternates**

payable to his appointor as such appointor may by notice in writing to the Company from time to time direct. An alternate director shall be entitled to be indemnified by the Company to the same extent as if he were a director.

Termination of appointment

97. An alternate director shall cease to be an alternate director:

(a) if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is re-appointed or deemed to have been re-appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his re-appointment; or

(b) on the happening of any event which, if he were a director, would cause him to vacate his office as director; or

(c) if he resigns his office by notice to the Company.

Method of appointment and revocation

98. Any appointment or removal of an alternate director shall be by notice to the Company signed by the director making or revoking the appointment and shall take effect in accordance with the terms of the notice (subject to any approval required by Article 93) on receipt of such notice at the office.

Alternate not an agent of appointor

99. Except as otherwise expressly provided in these Articles, an alternate director shall be deemed for all purposes to be a director. Accordingly, except where the context otherwise requires, a reference to a director shall be deemed to include a reference to an alternate director. An alternate director shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him.

POWERS OF THE BOARD

Business to be managed by board

100. Subject to the provisions of the Companies Acts, the Memorandum and these Articles and to any directions given by special resolution, the business of the Company shall be managed by the board which may exercise all the powers of the Company, including without limitation the power to dispose of all or any part of the undertaking of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the board by these Articles. A meeting of the board at which a quorum is present may exercise all powers exercisable by the board.

Exercise by Company of voting rights

101. The board may exercise the voting power conferred by the shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including without limitation the exercise of that power in favour of any resolution appointing its members or any of them directors of such body corporate, or voting or providing for the payment of remuneration to the directors of such body corporate).

DELEGATION OF POWERS OF THE BOARD

102. The board may delegate any of its powers to any committee consisting of one or more directors. The board may also delegate to any director holding any executive office such of its powers as the board considers desirable to be exercised by him. Any such delegation shall, in the absence of express provision to the contrary in the terms of delegation, be deemed to include authority to sub-delegate to one or more directors (whether or not acting as a committee) or to any employee or agent of the Company all or any of the powers delegated and may be made subject to such conditions as the board may specify, and may be revoked or altered. The board may co-opt on to any such committee persons other than directors, who may enjoy voting rights in the committee. The co-opted members shall be less than one-half of the total membership of the committee and a resolution of any committee shall be effective only if a majority of the members present are directors. Subject to any conditions imposed by the board, the proceedings of a committee with two or more members shall be governed by these Articles regulating the proceedings of directors so far as they are capable of applying. **Committees of the board**

103. The board may establish local or divisional boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of the local or divisional boards, or any managers or agents, and may fix their remuneration. The board may delegate to any local or divisional board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the board, with power to sub-delegate, and may authorise the members of any local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies. Any appointment or delegation made pursuant to this Article may be made on such terms and subject to such conditions as the board may decide. The board may remove any person so appointed and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it. **Local boards, etc.**

104. The board may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes, with such powers, authorities and discretions (not exceeding those vested in the board) and on such conditions as the board determines, including without limitation authority for the agent to delegate all or any of his powers, authorities and discretions, and may revoke or vary such delegation. **Agents**

105. The board may appoint any person to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such a designation or title and may terminate any such appointment or the use of any such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that the holder is a director of the Company, and the holder shall not thereby be empowered in any respect to act as, or be deemed to be, a director of the Company for any of the purposes of these Articles. **Offices including the title "director"**

BORROWING POWERS

Power to borrow

106.1 The board may exercise all the powers of the Company to borrow money, to guarantee, to indemnify, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital, and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Borrowing limit

106.2 The board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiaries (if any) so as to secure (but as regards subsidiaries, only so far as by the exercise of such rights or powers of control the board can secure) that, save with the previous sanction of an ordinary resolution and subject as provided below, no money shall be borrowed if the principal amount outstanding of all Moneys Borrowed by the Company and its subsidiaries (if any) (the ***Group*** and ***member of the Group*** shall be construed accordingly), excluding amounts borrowed from the Company or any of its wholly owned subsidiaries, then exceeds, or would as a result of such borrowing exceed, the sum of £1,000,000,000.

Persons dealing with the Company

106.3 No person dealing with the Company shall be concerned to see or enquire whether the restriction imposed by the provisions of this Article is observed and no debt incurred or security given in excess of such limit shall be invalid or ineffectual unless the lender or the recipient of the security had at the time when the debt was incurred or security given express notice that the said limit had been or would thereby be exceeded.

Determining whether limit breached

106.4 A certificate or report by the Auditors as to the amount of Moneys Borrowed or to the effect that the limit imposed by this Article has not been or will not be exceeded at any particular time or times shall be conclusive evidence of such amount or fact for the purposes of this Article.

Definitions

106.5 For the purposes of this Article:

Excepted Foreign Currency Borrowings means moneys borrowed denominated or repayable in a currency other than sterling which have the benefit of an Exchange Cover Scheme;

Exchange Cover Scheme means any exchange cover scheme, forward currency contract, currency option, back to back loan, swap or other arrangement taken out or entered into to reduce the risks associated with fluctuations in exchange rates;

Finance Lease means a contract between a lessor and a member of the Group as lessee or sub-lessee where substantially all the risks and rewards of the ownership of the asset leased or sub-leased are to be borne by the lessee or sub-lessee;

Minority Proportion shall mean the proportion of the issued equity share capital of the partly owned subsidiary which is not attributable, directly or indirectly, to the Company or any of its wholly owned subsidiaries; and

Moneys Borrowed means the outstanding moneys borrowed of the Group determined as follows:

(a) in addition to borrowings, there shall be deemed, subject as provided below, to have been borrowed and to be outstanding as moneys borrowed of the Group (but only to the extent that the same would not otherwise fall to be taken into account):

(i) the principal amount of all debentures of any member of the Group, whether issued or incurred in whole or in part for cash or otherwise, which are not for the time being beneficially owned within the Group;

(ii) the nominal amount of any issued and paid up share capital (other than equity share capital which as regards capital has rights no more favourable than those attached to its ordinary share capital) of any subsidiary of the Company not for the time being beneficially owned by any member of the Group;

(iii) the nominal amount of any other issued and paid up share capital and the principal amount of any other debentures or other moneys borrowed (not being shares or debentures which are, or moneys borrowed the indebtedness in respect of which is for the time being beneficially owned within the Group) the redemption or repayment of which is:

(A) guaranteed by any member of the Group; or

(B) wholly or (to the extent of the part secured) partly secured on assets or the undertaking of any member of the Group;

(iv) any fixed or minimum premium payable on final redemption or repayment of any debentures, share capital or other moneys borrowed falling to be taken into account;

(v) the outstanding amount of acceptances (not being acceptances of trade bills in respect of the purchase or sale of goods in the ordinary course of trading) by any bank or accepting house under any acceptance credit opened on behalf of and in favour of any member of the Group;

(vi) any fixed amount in respect of any Finance Lease payable by any member of the Group which would be shown at the material time as an obligation in a balance sheet prepared in accordance with the accounting principles used in the preparation of the latest audited balance sheet;

(b) moneys borrowed by any member of the Group for the purposes of repaying or redeeming (with or without premium) in whole or in part any other moneys borrowed falling to be taken into account and intended to be applied for such purpose within six months after the borrowing thereof shall not, during such period, except to the extent so applied, themselves fall to be taken into account;

(c) any amounts borrowed by any member of the Group for the purpose of financing any contract up to an amount not exceeding those moneys receivable under such contract which are guaranteed or insured by the Export Credits Guarantee Department or other institution or body carrying on a similar business shall be deemed not to be moneys borrowed;

(d) moneys borrowed by a partly owned subsidiary of the Company and not owing to the Company or any of its wholly owned subsidiaries shall be taken into account subject to the exclusion of a proportion thereof equal to the Minority Proportion of the borrower; moneys borrowed by the Company or any of its wholly owned subsidiaries from and owing to a partly owned subsidiary of the Company shall be taken into account to the extent of a proportion thereof equal to the Minority Proportion of the lender; where moneys have been borrowed by one partly owned subsidiary of the Company and are owing to another partly owned subsidiary of the Company, the amount to be taken into account shall be reduced in accordance with the foregoing provisions of this sub-paragraph to take account of the Minority Proportion of the borrower and that of the lender;

(e) an amount equal to the moneys borrowed by a body corporate which were outstanding at the time it becomes a subsidiary of the Company shall, for a period of six months after that date be deemed not to be moneys borrowed;

(f) if any fixed amount payable by the Company or any of its subsidiaries in respect of any Finance Lease increases as a result of any change in legislation relating to or affecting taxation matters, for a period of six months after the date on which the directors become aware of the increase an amount equal to the increase shall be deemed not to be moneys borrowed;

(g) there shall be credited against the amount of any moneys borrowed any amounts beneficially owned by any member of the Group which are deposited with any bank or other person (whether on current account or otherwise) not being a member of the Group and which are repayable to any member of the Group on demand or within three months of any demand, subject, in the case of money deposited by a partly owned subsidiary, to the exclusion of a proportion thereof equal to the Minority Proportion;

(h) moneys borrowed shall not include any moneys borrowed which are for the time being deposited with any governmental authority or body in any part

of the world in connection with import deposits or any similar governmental scheme to the extent that the member of the Group making such deposit retains its interest therein;

(i) where at any material time the amount of money which, under the terms of any borrowing, would be required, if it fell to be repaid (whether at the option of the borrower or by reason of default) at such material time, to discharge in full the principal amount of moneys borrowed thereunder, is less than the amount which would otherwise be taken into account in respect of such moneys borrowed for the purposes of this Article, the amount of such moneys borrowed to be taken into account shall be such lesser amount;

(j) when the aggregate amount of moneys borrowed at any material time is being ascertained, any moneys borrowed by any member of the Group denominated or repayable in a currency other than sterling shall be translated for the purposes of calculating the sterling equivalent:

(i) with the exception of Excepted Foreign Currency Borrowings, at the lower of:

(A) the rate of exchange used for the purposes of translating assets and liabilities in the latest audited balance sheet; and

(B) the middle market rate at approximately 11 a.m. in London on the business day preceding the relevant day, as supplied by such person or calculated on such basis as the auditors may determine or approve;

(ii) in the case of any Excepted Foreign Currency Borrowings, at the rate of exchange which would be applicable to such moneys borrowed on their repayment to the extent that such rate of exchange is fixed under any Exchange Cover Scheme in connection with such moneys borrowed, unless the Auditors determine that it is not practicable to determine the rate of exchange applicable at the time of repayment of any such moneys borrowed, when they shall be translated into sterling on such other basis as the auditors may determine reasonably reflects the effect of the Exchange Cover Scheme or, if no such basis is determined, in accordance with the provisions of paragraph (j)(i) above;

(k) for the avoidance of doubt, the following shall be deemed not to be moneys borrowed of the Group:

(i) sums advanced or paid to any member of the Group (or its agent or nominee) by customers of any member of the Group as prepayments or progress payments or payments on account or by way of deposit

or security in respect of products or services or any guarantees or indemnities given by any member of the Group in relation thereto;

(ii) sums which otherwise would fall to be treated as moneys borrowed of any member of the Group which:

(A) were outstanding at the date of the latest audited balance sheet and were treated therein, with the concurrence of the auditors and in accordance with any current Statement of Standard Accounting Practice or other accountancy principle or practice generally accepted for the time being in the United Kingdom, as otherwise than borrowings;

(B) were incurred after the date of the latest audited balance sheet and, in the reasonable opinion of the board, would have been so treated had they been outstanding at that date.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

Disqualification as a director

107. The office of a director shall be vacated if:

(a) he ceases to be a director by virtue of any provisions of the Companies Acts or these Articles or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally or shall apply to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act; or

(c) he is, or may be, suffering from mental disorder and either:

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984; or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice to the Company or, having been appointed for a fixed term, the term expires or his office as a director is vacated pursuant to Article 89; or

(e) he has been absent for more than six consecutive months without permission of the board from meetings of the board held during that period

and his alternate director (if any) has not attended in his place during that period and the board resolves that his office be vacated; or

(f) he is requested to resign in writing by not less than three quarters of the other directors. In calculating the number of directors who are required to make such a request to the director, (i) an alternate director appointed by him acting in his capacity as such shall be excluded; and (ii) a director and any alternate director appointed by him and acting in his capacity as such shall constitute a single director for this purpose, so that the signature of either shall be sufficient.

108. The Company may, without prejudice to the provisions of the Companies Acts, by ordinary resolution remove any director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such director, but without prejudice to any claim he may have for damages for breach of any such agreement). No special notice need be given of any resolution to remove a director in accordance with this Article and no director proposed to be removed in accordance with this Article has any special right to protest against his removal. The Company may, by ordinary resolution, appoint another person in place of a director removed from office in accordance with this Article. Any person so appointed shall, for the purpose of determining the time at which he or any other director is to retire by rotation, be treated as if he had become a director on the day on which the director in whose place he is appointed was last elected a director. In default of such appointment the vacancy arising on the removal of a director from office may be filled as a casual vacancy. **Power of Company to remove director**

Remuneration Of Non-Executive Directors

109. The ordinary remuneration of the directors who do not hold executive office for their services (excluding amounts payable under any other provision of these Articles) shall not exceed in aggregate £250,000 per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Subject thereto, each such director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the board. **Ordinary remuneration**

110. Any director who does not hold executive office and who serves on any committee of the board, by the request of the board goes or resides abroad for any purpose of the Company or otherwise performs special services which in the opinion of the board are outside the scope of the ordinary duties of a director, may (without prejudice to the provisions of Article 109) be paid such extra remuneration by way of salary, commission or otherwise as the board may determine. **Additional remuneration for special services**

Directors' Expenses

111. The directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of the board or **Directors may be paid expenses**

committees of the board, general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

EXECUTIVE DIRECTORS

Appointment to executive office

112. Subject to the provisions of the Companies Acts, the board may appoint one or more of its body to be the holder of any executive office (except that of auditor) in the Company and may enter into an agreement or arrangement with any director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a director. Any such appointment, agreement or arrangement may be made on such terms, including without limitation terms as to remuneration, as the board determines. The board may revoke or vary any such appointment but without prejudice to any rights or claims which the person whose appointment is revoked or varied may have against the Company because of the revocation or variation.

Termination of appointment to executive office

113. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any rights or claims which he may have against the Company by reason of such cessation. A director appointed to an executive office shall not cease to be a director merely because his appointment to such executive office terminates.

Emoluments to be determined by the board

114. The emoluments of any director holding executive office for his services as such shall be determined by the board, and may be of any description, including without limitation admission to, or continuance of, membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership of any such scheme or fund.

DIRECTORS' INTERESTS

Directors may contract with the Company

115.1 Subject to the provisions of the Companies Acts, and provided that he has disclosed to the board the nature and extent of any material interest of his, a director notwithstanding his office:

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director;

(c) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body

corporate promoted by the Company or in which the Company is otherwise interested; and

(d) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

115.2 For the purposes of this Article: **Notification of interests**

(a) a general notice given to the board that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

GRATUITIES, PENSIONS AND INSURANCE

116.1 The board may (by establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present director or employee of the Company or any of its subsidiary undertakings or any body corporate associated with, or any business acquired by, any of them, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit. **Gratuities and pensions**

116.2 Without prejudice to the provisions of Article 158, the board may exercise all the powers of the Company to purchase and maintain insurance for or for the benefit of any person who is or was: **Insurance**

(a) a director, officer, or employee or auditor of the Company, or any body which is or was the holding company or subsidiary undertaking of the Company, or in which the Company or such holding company or subsidiary undertaking has or had any interest (whether direct or indirect) or with which the Company or such holding company or subsidiary undertaking is or was in any way allied or associated; or

(b) a trustee of any pension fund in which employees of the Company or any other body referred to in Article 116.2(a) is or has been interested,

11-01-02

including without limitation insurance against any liability incurred by such person in respect of any act or omission in the actual or purported execution or discharge of his duties or in the exercise or purported exercise of his powers or otherwise in relation to his duties, powers or offices in relation to the relevant body or fund.

Directors not liable to account

116.3 No director or former director shall be accountable to the Company or the members for any benefit provided pursuant to this Article. The receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company.

Section 719 of the Act

117. Pursuant to section 719 of the Act, the board is hereby authorised to make such provision as may seem appropriate for the benefit of any persons employed or formerly employed by the Company or any of its subsidiary undertakings in connection with the cessation or the transfer of the whole or part of the undertaking of the Company or any subsidiary undertaking. Any such provision shall be made by a resolution of the board in accordance with section 719.

PROCEEDINGS OF THE BOARD

Convening meetings

118. Subject to the provisions of these Articles, the board may regulate its proceedings as it thinks fit. A director may, and the secretary at the request of a director shall, call a meeting of the board. Notice of a board meeting shall be deemed to be properly given to a director if it is given to him personally or by word of mouth or sent in writing or by electronic mail to him at his last known address or any other address given by him to the Company for this purpose. A director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent in writing to him at an address given by him to the Company for this purpose, but such notices need not be given any earlier than notices given to directors not so absent and, if no such request is made to the board, it shall not be necessary to give notice of a board meeting to any director who is for the time being absent from the United Kingdom. No account is to be taken of directors absent from the United Kingdom when considering the adequacy of the period of notice of the meeting. Questions arising at a meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. Any director may waive notice of a meeting and any such waiver may be retrospective.

Quorum

119. The quorum for the transaction of the business of the board may be fixed by the board and unless so fixed at any other number shall be three. A person who holds office only as an alternate director shall, if his appointor is not present, be counted in the quorum. Any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no director objects.

Powers of directors if number falls below minimum

120. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

121. The board may appoint one of their number to be the chairman, and one of their number to be the deputy chairman, of the board and may at any time remove either of them from such office. Unless he is unwilling to do so, the director appointed as chairman, or in his stead the director appointed as deputy chairman, shall preside at every meeting of the board at which he is present. If there is no director holding either of those offices, or if neither the chairman nor the deputy chairman is willing to preside or neither of them is present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chairman of the meeting. **Chairman and deputy chairman**

122. All acts done by a meeting of the board, or of a committee of the board, or by a person acting as a director or alternate director, shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any director or any member of the committee or alternate director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or, as the case may be, an alternate director and had been entitled to vote. **Validity of acts of the board**

123. A resolution in writing signed by all the directors entitled to receive notice of/vote at a meeting of the board or of a committee of the board (not being less than the number of directors required to form a quorum of the board) shall be as valid and effectual as if it had been passed at a meeting of the board or (as the case may be) a committee of the board duly convened and held. For this purpose: **Resolutions in writing**

(a) a resolution may consist of several documents to the same effect each signed by one or more directors;

(b) a resolution signed by an alternate director need not also be signed by his appointor; and

(c) a resolution signed by a director who has appointed an alternate director need not also be signed by the alternate director in that capacity.

124. Without prejudice to the first sentence of Article 119, a person entitled to be present at a meeting of the board or of a committee of the board shall be deemed to be present for all purposes if he is able (directly or by telephonic communication) to speak to and be heard by all those present or deemed to be present simultaneously. A director so deemed to be present shall be entitled to vote and be counted in a quorum accordingly. Such a meeting shall be deemed to take place where it is convened to be held or (if no director is present in that place) where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting is. The word ***meeting*** in these Articles shall be construed accordingly. **Meetings by telephone, etc.**

125.1 Except as otherwise provided by these Articles, a director shall not vote at a meeting of the board or a committee of the board on any resolution of the board concerning a matter in which he has an interest (other than by virtue of his interests **Directors' power to vote on contracts in which they are interested**

in shares or debentures or other securities of, or otherwise in or through, the Company) which (together with any interest of any person connected with him) is to his knowledge material unless his interest arises only because the resolution concerns one or more of the following matters:

(a) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of, the Company or any of its subsidiary undertakings;

(b) the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(c) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(d) a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 198 to 211 of the Act) representing one per cent. or more of either any class of the equity share capital of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(e) a contract, arrangement, transaction or proposal for the benefit of employees of the Company or of any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(f) a contract, arrangement, transaction or proposal concerning any insurance which the Company is empowered to purchase or maintain for, or for the benefit of, any directors of the Company or for persons who include directors of the Company.

Interests of connected person and alternate director

125.2 For the purposes of this Article, an interest of a person who is, for any purpose of the Companies Acts (excluding any statutory modification of the Companies Acts not in force when this Article is adopted), connected with a director shall be treated as an interest of the director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

126. A director shall not vote on, or be counted in the quorum in relation to, any resolution of the board concerning his own appointment, or the settlement or variation of the terms or termination of his own appointment, as the holder of any office or place of profit with the Company or any company in which the Company is interested but, where proposals are under consideration concerning the appointment (including without limitation fixing or varying the terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately. In such cases each of the directors concerned shall be entitled to vote in respect of each resolution except that concerning his own appointment or the appointment of another director to an office or place of profit with a company in which the Company is interested. Division of proposals

127. If a question arises at a meeting of the board or of a committee of the board as to the entitlement of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any director other than himself shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed. If any such question arises in respect of the chairman of the meeting, it shall be decided by resolution of the board (on which the chairman shall not vote) and such resolution will be final and conclusive except in a case where the nature and extent of the interests of the chairman have not been fairly disclosed. Decision of chairman final and conclusive

SECRETARY

128. Subject to the provisions of the Companies Acts, the secretary shall be appointed by the board for such term, at such remuneration and on such conditions as it may think fit. Any secretary so appointed may be removed by the board, but without prejudice to any claim for damages for breach of any contract of service between him and the Company. Appointment and removal of secretary

MINUTES

129.1 The board shall cause minutes to be made in books kept for the purpose of: Minutes required to be kept

(a) all appointments of officers made by the board; and

(b) all proceedings at meetings of the Company, the holders of any class of shares in the capital of the Company, the board and committees of the board, including the names of the directors present at each such meeting.

129.2 Any such minutes, if purporting to be signed by the chairman of the meeting to which they relate or of the meeting at which they are read, shall be sufficient evidence of the proceedings at the meeting without any further proof of the facts stated in them. Conclusiveness of minutes

The Seal

Authority required for execution of deed

130. The seal shall only be used by the authority of a resolution of the board. The board may determine who shall sign any instrument executed under the seal. If they do not, it shall be signed by at least one director and the secretary or by at least two directors. Any document may be executed under the seal by impressing the seal by mechanical means or by printing the seal or a facsimile of it on the document or by applying the seal or a facsimile of it by any other means to the document. A document signed, with the authority of a resolution of the board, by a director and the secretary or by two directors and expressed (in whatever form of words) to be executed by the Company has the same effect as if executed under the seal. For the purpose of the preceding sentence only, "secretary" shall have the same meaning as in the Act and not the meaning given to it by Article 2.

Certificates for shares and debentures

131. The board may by resolution determine either generally or in any particular case that any certificate for shares or debentures or representing any other form of security executed in accordance with Article 12 may have any signature affixed to it by some mechanical means, or printed on it or, in the case of a certificate executed under the seal, need not bear any signature.

Official seal for use abroad

132. The Company may exercise the powers conferred by section 39 of the Act with regard to having an official seal for use abroad.

Registers

Overseas and local registers

133. Subject to the provisions of the Companies Acts and the Regulations, the Company may keep an overseas or local or other register in any place, and the board may make, amend and revoke any regulations it thinks fit about the keeping of that register.

Authentication and certification of copies and extracts

134. Any director or the secretary or any other person appointed by the board for the purpose shall have power to authenticate and certify as true copies of and extracts from:

(a) any document comprising or affecting the constitution of the Company;

(b) any resolution passed by the Company, the holders of any class of shares in the capital of the Company, the board or any committee of the board; and

(c) any book, record and document relating to the business of the Company (including without limitation the accounts).

If certified in this way, a document purporting to be a copy of a resolution, or the minutes or an extract from the minutes of a meeting of the Company, the holders of any class of shares in the capital of the Company, the board or a committee of the board shall be conclusive evidence in favour of all persons dealing with the Company in reliance on it or them that the resolution was duly passed or that the

minutes are, or the extract from the minutes is, a true and accurate record of proceedings at a duly constituted meeting.

DIVIDENDS

135.1 The Company may (subject to the provisions of the Companies Acts and subject to Article 135.2) by ordinary resolution declare dividends, but no dividend shall exceed the amount recommended by the Directors. **Declaration of dividends**

135.2 Notwithstanding Article 135.1, but subject to the provisions of the Companies Acts, the Directors shall be entitled to declare and pay dividends on the Preference Shares in accordance with the terms of their issue.

136. Subject to the provisions of the Companies Acts and to the provisions of preceding Article, the board may pay interim dividends if it appears to the board that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the board may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The board may also pay at intervals settled by it any dividend payable at a fixed date or rate if it appears to the board that the profits available for distribution justify the payment. If the board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights. **Interim dividends**

137. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid; but no amount paid on a share in advance of the date on which a call is payable shall be treated for the purposes of this Article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is allotted or issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly. **Apportionment of dividends**

138. A general meeting declaring a dividend may, on the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, including without limitation paid up shares or debentures of another body corporate. The board may make any arrangements it thinks fit to settle any difficulty arising in connection with the distribution, including without limitation (a) the fixing of the value for distribution of any assets, (b) the payment of cash to any member on the basis of that value in order to adjust the rights of members, and (c) the vesting of any asset in a trustee. **Dividends in specie**

Scrip dividends: authorising resolution

139.1 The board may, if authorised by an ordinary resolution of the Company (the ***Resolution***), offer any holder of shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of all or any dividend specified by the Resolution. The offer shall be on the terms and conditions and be made in the manner specified in Article 139.2 or, subject to those provisions, specified in the Resolution.

Scrip dividends: procedures

139.2 The following provisions shall apply to the Resolution and any offer made pursuant to it and Article 139.1.

(a) The Resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period.

(b) Each holder of shares shall be entitled to that number of new shares as are together as nearly as possible equal in value to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forgo (each a ***new share***). For this purpose, the value of each new share shall be:

(i) equal to the *average quotation* for the Company's ordinary shares, that is, the average of the middle market quotations for those shares on the London Stock Exchange, as derived from the Daily Official List, on the day on which such shares are first quoted *ex* the relevant dividend and the four subsequent dealing days; or

(ii) calculated in any other manner specified by the Resolution,

but shall never be less than the par value of the new share.

A certificate or report by the auditors as to the value of a new share in respect of any dividend shall be conclusive evidence of that value.

(c) On or as soon as practicable after announcing that any dividend is to be declared or recommended, the board, if it intends to offer an election in respect of that dividend, shall also announce that intention. If, after determining the basis of allotment, the board decides to proceed with the offer, it shall notify in writing the holders of shares of the terms and conditions of the right of election offered to them, specifying the procedure to be followed and place at which, and the latest time by which, elections or notices amending or terminating existing elections must be lodged in order to be effective.

(d) The board shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be appropriated to give effect to it after the basis of allotment is determined.

(e) The board may exclude from any offer any holders of shares where the board believes the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(f) The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable in cash on shares in respect of which an election has been made (the ***elected shares***) and instead such number of new shares shall be allotted to each holder of elected shares as is arrived at on the basis stated in Article 140.2(b). For that purpose the board shall appropriate out of any amount for the time being standing to the credit of any reserve or fund (including without limitation the profit and loss account), whether or not it is available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to each holder of elected shares as is arrived at on the basis stated in Article 139.2(b).

(g) The new shares when allotted shall rank equally in all respects with the fully paid shares of the same class then in issue except that they shall not be entitled to participate in the relevant dividend.

(h) No fraction of a share shall be allotted. The board may make such provision as it thinks fit for any fractional entitlements including without limitation payment in cash to holders in respect of their fractional entitlements, provision for the accrual, retention or accumulation of all or part of the benefit of fractional entitlements to or by the Company or to or by or on behalf of any holder or the application of any accrual, retention or accumulation to the allotment of fully paid shares to any holder.

(i) The board may do all acts and things it considers necessary or expedient to give effect to the allotment and issue of any share pursuant to this Article or otherwise in connection with any offer made pursuant to this Article and may authorise any person, acting on behalf of the holders concerned, to enter into an agreement with the Company providing for such allotment or issue and incidental matters. Any agreement made under such authority shall be effective and binding on all concerned.

(j) The board may, at its discretion, amend, suspend or terminate any offer pursuant to this Article.

140. The board may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by him to the Company in respect of that share. Where a person is entitled by transmission to a share, the board may retain any dividend payable in respect of that share until that person (or that person's transferee) becomes the holder of that share. **Permitted deductions and retentions**

Procedure for payment to holders and others entitled

141.1 Any dividend or other moneys payable in respect of a share may be paid:

(a) in cash; or

(b) by cheque or warrant made payable to or to the order of the holder or person entitled to payment; or

(c) by any direct debit, bank or other funds transfer system to the holder or person entitled to payment or, if practicable, to a person designated in writing by the holder or person entitled to payment; or

(d) by any other method approved by the board and agreed (in such form as the Company thinks appropriate) by the holder or person entitled to payment including (without limitation) in respect of an uncertificated share by means of the relevant system (subject to the facilities and requirements of the relevant system).

Joint entitlement

141.2 If two or more persons are registered as joint holders of any share, or are entitled by transmission jointly to a share, the Company may:

(a) pay any dividend or other moneys payable in respect of the share to any one of them and any one of them may give effectual receipt for that payment; and

(b) for the purposes of Article 141.1, rely in relation to the share on the written direction, designation or agreement of any one of them.

Payment by post

141.3 A cheque or warrant may be sent by post to:

(a) where a share is held by a sole holder, the registered address of the holder of the share; or

(b) if two or more persons are the holders, to the registered address of the person who is first named in the register; or

(c) if a person is entitled by transmission to the share, as if it were a notice to be given under Article 150; or

(d) in any case, to such person and to such address as the person entitled to payment may in writing direct.

Discharge to Company and risk

141.4 Payment of a cheque or warrant by the bank on which it was drawn or the transfer of funds by the bank instructed to make the transfer or, in respect of an uncertificated share, the making of payment in accordance with the facilities and requirements of the relevant system (which, if the relevant system is CREST, shall be the creation of an assured payment obligation in respect of the dividend or other moneys payable in favour of the settlement bank of the member or other person concerned) shall be a good discharge to the Company. Every cheque or warrant sent in accordance with these Articles shall be at the risk of the holder or person

entitled. The Company shall have no responsibility for any sums lost or delayed in the course of payment by any other method used by the Company in accordance with Article 141.1.

142. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share. **Interest not payable**

143. Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the board so resolves, be forfeited and cease to remain owing by the Company. The payment of any unclaimed dividend or other moneys payable in respect of a share may (but need not) be paid by the Company into an account separate from the Company's own account. Such payment shall not constitute the Company a trustee in respect of it. The Company shall be entitled to cease sending dividend warrants and cheques by post or otherwise to a member if those instruments have been returned undelivered to, or left uncashed by, that member on at least two consecutive occasions, or, following one such occasion, reasonable enquiries have failed to establish the member's new address. The entitlement conferred on the Company by this Article in respect of any member shall cease if the member claims a dividend or cashes a dividend warrant or cheque. **Forfeiture of unclaimed dividends**

CAPITALISATION OF PROFITS AND RESERVES

144. The board may with the authority of an ordinary resolution of the Company: **Power to capitalise**

(a) subject to the provisions of this Article, resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or other fund, including without limitation the Company's share premium account and capital redemption reserve, if any;

(b) appropriate the sum resolved to be capitalised to the members or any class of members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend and in the same proportions;

(c) apply that sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares, debentures or other obligations of the Company of a nominal amount equal to that sum but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(d) allot the shares, debentures or other obligations credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other;

(e) where shares or debentures become, or would otherwise become, distributable under this Article in fractions, make such provision as they think fit for any fractional entitlements including without limitation authorising their sale and transfer to any person, resolving that the distribution be made as nearly as practicable in the correct proportion but not exactly so, ignoring fractions altogether or resolving that cash payments be made to any members in order to adjust the rights of all parties;

(f) authorise any person to enter into an agreement with the Company on behalf of all the members concerned providing for either:

(i) the allotment to the members respectively, credited as fully paid, of any shares, debentures or other obligations to which they are entitled on the capitalisation; or

(ii) the payment up by the Company on behalf of the members of the amounts, or any part of the amounts, remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised,

and any agreement made under that authority shall be binding on all such members; and

(g) generally do all acts and things required to give effect to the ordinary resolution.

RECORD DATES

Record dates for dividends, etc.

145. Notwithstanding any other provision of these Articles, the Company or the board may:

(a) fix any date as the record date for any dividend, distribution, allotment or issue, which may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made;

(b) for the purpose of determining which persons are entitled to attend and vote at a general meeting of the Company, or a separate general meeting of the holders of any class of shares in the capital of the Company, and how many votes such persons may cast, specify in the notice of meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the register in order to have the right to attend or vote at the meeting; changes to the register after the time specified by virtue of this Article 145(b) shall be disregarded in determining the rights of any person to attend or vote at the meeting; and

(c) for the purpose of serving notices of general meetings of the Company, or separate general meetings of the holders of any class of shares in the capital of the Company, under the Articles, determine that persons entitled to receive such notices are those persons entered on the register at the close of business on a day determined by the Company or the board, which day may not be more than 21 days before the day that notices of the meeting are sent.

ACCOUNTS

146. No member shall (as such) have any right to inspect any accounting records or other book or document of the Company except as conferred by statute or authorised by the board or by ordinary resolution of the Company or order of a court of competent jurisdiction. **Rights to inspect records**

147.1 A copy of the Company's annual accounts, together with a copy of the directors' report for that financial year and the auditors' report on those accounts shall, at least 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the provisions of the Companies Acts, be delivered or sent by post to every member and to every holder of the Company's debentures of whose address the Company is aware, and to every other person who is entitled to receive notice of meetings from the Company under the provisions of the Companies Acts or of these Articles or, in the case of joint holders of any share or debenture, to one of the joint holders. **Delivery of annual accounts**

147.2 The requirements of Article 147.1 shall be deemed satisfied in relation to any person by sending to the person, where permitted by the Companies Acts and instead of such copies, a summary financial statement derived from the Company's annual accounts and the directors' report, which shall be in the form and containing the information prescribed by the Companies Acts and any regulations made under the Companies Acts. **Summary financial statements**

To the extent permitted by the Statutes and agreed by the member, the documents referred to in this article 147 may be sent by electronic communication.

NOTICES

148. Any notice or other document to be given to or by any person pursuant to these Articles including, without limitation, the Company's annual accounts and reports or any summary financial statements to be sent in accordance with article 147 shall be in writing or shall be given by electronic communication, except where otherwise expressly stated. **When notice required to be in writing**

149.1 The Company may serve or deliver any notice or other document on or to a member either personally or by sending it by post in a prepaid envelope addressed to the member at his registered address or by leaving it at that address or by sending it by electronic communication to the address notified by the member to the Company for these purposes. In the case of joint holders of a share, all notices or other documents shall be served on or delivered to the joint holder whose name **Method of giving notice**

stands first in the register in respect of the joint holding. Any notice or other document so served or delivered shall be deemed for all purposes sufficient service on or delivery to all the joint holders. A member whose registered address is not within the United Kingdom and who gives to the Company an address within the United Kingdom at which notices may be given to him shall be entitled to have notices given to him at that address, but otherwise:

(a) no such member shall be entitled to receive any notice from the Company; and

(b) without prejudice to the generality of the foregoing, any notice of a general meeting of the Company which is in fact given or purports to be given to such members shall be ignored for the purpose of determining the validity of the proceedings at such general meeting.

Deemed receipt of notice

149.2 A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the capital of the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

Notice to persons entitled by transmission

150. A notice or other document may be served or delivered by the Company on or to the person or persons entitled by transmission to a share by sending or delivering it in any manner authorised by these Articles for the service or delivery of a notice or other document on or to a member, addressed to them by name, or by the title of representative of the deceased, or trustee of the bankrupt or by any similar description at the address, if any, in the United Kingdom supplied for that purpose by the person or persons claiming to be so entitled. Until such an address has been supplied, a notice or other document may be served or delivered in any manner in which it might have been served or delivered if the death or bankruptcy or other event giving rise to the transmission had not occurred.

Transferees etc. bound by prior notice

151. Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register, has been duly given to a person from whom he derives his title, provided that no person who becomes entitled by transmission to a share shall be bound by any direction notice issued under Article 71.1 to a person from whom he derives his title.

When notices by post deemed served

152.1 Proof that an envelope containing a notice was properly addressed, prepaid and posted shall be conclusive evidence that the notice was given. A notice sent by post shall be deemed to be given:

(a) if sent by first class post or special delivery post from an address in the United Kingdom to another address in the United Kingdom, or by a postal service similar to first class post or special delivery post from an address in another country to another address in that other country, on the day following that on which the envelope containing it was posted;

(b) if sent by airmail from an address in the United Kingdom to an address outside the United Kingdom, or from an address in another country to an address outside that country (including without limitation an address in the United Kingdom), on the third day following that on which the envelope containing it was posted; and

(c) in any other case, on the second day following that on which the envelope containing it was posted.

152.2 Subject to the Statutes, where a notice or other document is given or sent by means of electronic communication to an address specified for the receipt of such notices or documents in accordance with this article 152, it shall be deemed to be given at the expiration of 48 hours after the time it was sent by or on behalf of the Company. Proof that an electronic communication was sent shall be conclusive evidence of receipt.

Electronic Communication

152.3 Any member may notify the Company of an address for the purpose of his receiving electronic communications from the Company to the extent that it is permitted by the Statutes, and having done so shall be deemed to have agreed to receive by electronic communication notices and other documents from the Company of the kind to which the address relates. In addition, if a member notifies the Company of his e-mail address, the Company may satisfy its obligation to send him any notice or other document by:

(a) publishing such notice or other document on a web site; and

(b) notifying him by e-mail to that e-mail address that such notice or document has been so published, specifying the address of the web site on which it has been published, the place on the web site where the notice may be accessed, how it may be accessed and (if the notice relates to a shareholders' meeting) stating:

(i) that the notice concerns a notice of a company meeting served in accordance with the Act;

(ii) the place, date and time of the meeting;

(iii) whether the meeting is to be an annual or extraordinary general meeting; and

(iv) such other information as the Statutes may prescribe.

(c) Any amendment or revocation of a notification given to the Company under this article shall only take effect if in writing, signed by the member and on actual receipt by the Company thereof.

(d) An electronic communication shall not be treated as received by the Company if it is rejected by computer virus protection arrangements.

Notice during disruption of postal services

153. If at any time the Company is unable effectively to convene a general meeting by notices sent through the post in the United Kingdom as a result of the suspension or curtailment of postal services, notice of general meeting may be sufficiently given by advertisement in the United Kingdom. Any notice given by advertisement for the purpose of this Article shall be advertised on the same date in at least one newspaper having a national circulation. Such notice shall be deemed to have been served on all persons who are entitled to have notice of meetings served on them at noon on the day when the advertisement appears. In any such case the Company shall send confirmatory copies of the notice by post if at least seven days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

DESTRUCTION OF DOCUMENTS

Power of Company to destroy documents

154.1 The Company shall be entitled to destroy:

(a) all instruments of transfer of shares which have been registered, and all other documents on the basis of which any entry is made in the register, at any time after the expiration of six years from the date of registration;

(b) all dividend mandates, variations or cancellations of dividend mandates, and notifications of change of address at any time after the expiration of two years from the date of recording;

(c) all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation;

(d) all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment;

(e) all instruments of proxy which have been used for the purpose of a poll at any time after the expiration of one year from the date of use; and

(f) all instruments of proxy which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the instrument of proxy relates and at which no poll was demanded;

provided that the Company may destroy any such type of document after such shorter period as the board may determine if a copy of such document is retained on microfilm or by other similar means.

Presumption in relation to destroyed documents

154.2 It shall conclusively be presumed in favour of the Company that:

(a) every entry in the register purporting to have been made on the basis of an instrument of transfer or other document destroyed in accordance with Article 154.1 was duly and properly made;

(b) every instrument of transfer destroyed in accordance with Article 154.1 was a valid and effective instrument duly and properly registered;

(c) every share certificate destroyed in accordance with Article 154.1 was a valid and effective certificate duly and properly cancelled; and

(d) every other document destroyed in accordance with Article 154.1 was a valid and effective document in accordance with its recorded particulars in the books or records of the Company,

but:

(e) the provisions of this Article apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties) to which the document might be relevant;

(f) nothing in this Article shall be construed as imposing on the Company any liability in respect of the destruction of any document earlier than the time specified in Article 154.1 or in any other circumstances which would not attach to the Company in the absence of this Article; and

(g) any reference in Article 154 to the destruction of any document includes a reference to its disposal in any manner.

UNTRACED SHAREHOLDERS

155.1 The Company shall be entitled to sell, at the best price reasonably obtainable, the shares of a member or the shares to which a person is entitled by transmission if: **Power to dispose of shares of untraced shareholders**

(a) during the period of 12 years before the date of the publication of the advertisements referred to in Article 155.1(b) (or, if published on different dates, the first date) (the "**relevant period**") at least three dividends in respect of the shares in question have been declared and all dividend warrants and cheques which have been sent in the manner authorised by these Articles in respect of the shares in question have remained uncashed;

(b) the Company shall as soon as practicable after expiry of the relevant period have inserted advertisements both in a national daily newspaper and in a newspaper circulating in the area of the last known address of such member or other person giving notice of its intention to sell the shares;

(c) during the relevant period and the period of three months following the publication of the advertisements referred to in Article 155.1(b) (or, if published on different dates, the first date) the Company has received no indication either of the whereabouts or of the existence of such member or person; and

(d) if the shares are listed on the London Stock Exchange, notice has been given to the London Stock Exchange of the Company's intention to make such sale before the publication of the advertisements.

Transfer on sale

155.2 To give effect to any sale pursuant to Article 155.1, the board may:

(a) where the shares are held in certificated form, authorise any person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the buyer; or

(b) where the shares are held in uncertificated form, do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of, the buyer in accordance with the Regulations.

Effectiveness of transfer

155.3 An instrument of transfer executed by that person in accordance with Article 155.2(a) shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. An exercise by the Company of its powers in accordance with Article 155.2(b) shall be as effective as if exercised by the registered holder of or person entitled by transmission to the shares. The transferee shall not be bound to see to the application of the purchase money, and his title to the shares shall not be affected by any irregularity in, or invalidity of, the proceedings in reference to the sale.

Proceeds of sale

155.4 The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled for an amount equal to the proceeds. The Company shall enter the name of such former member or other person in the books of the Company as a creditor for that amount. In relation to the debt, no trust is created and no interest is payable. The Company shall not be required to account for any money earned on the net proceeds of sale, which may be used in the Company's business or invested in such a way as the board from time to time thinks fit.

WINDING UP

Liquidator may distribute in specie

156. If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Insolvency Act 1986:

(a) divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members;

(b) vest the whole or any part of the assets in trustees for the benefit of the members; and

(c) determine the scope and terms of those trusts,

but no member shall be compelled to accept any asset on which there is a liability.

157. The power of sale of a liquidator shall include a power to sell wholly or partially for shares or debentures or other obligations of another body corporate, either then already constituted or about to be constituted for the purpose of carrying out the sale. **Disposal of assets by liquidator**

INDEMNITY

158. Subject to the provisions of the Companies Acts but without prejudice to any indemnity to which a director may otherwise be entitled, every director or other officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company. **Indemnity to directors and officers**

SC226738

14-01-02

C-60

117

Please complete in typescript, or in bold black capitals.
CHWP007

Application by a public company for certificate to commence business

Company Number: SC 226738

Company Name in full: THUS GROUP PLC

applies for a certificate that it is entitled to do business and exercise borrowing powers, and, for that purpose,

I, DAVID MACLEOD

of 12 GLEBE ROAD, GLASGOW G77 6BU

● Please delete as appropriate.

● [a director] [the secretary] of the above company do solemnly and sincerely declare that:-

1. the aggregate nominal value of the company's allotted share capital is not less than £50,000
2. the aggregate amount paid up on the allotted share capital of the company at the time of this application is £ 50,000.00
3. the ● [estimated] amount of the preliminary expenses of the company is £ 0.00

● Please insert the name(s) of persons(s) by whom expenses paid or payable.

● N/A

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

RACHEL GERVAISE, BIGGART BAILLIE, DALMORE HOUSE, 310 ST VINCENT STREET, GLASGOW G2 5QR

Tel 0141 228 8000

DX number 9 DX exchange GLASGOW

SCT STFAL7GI 1425
COMPANIES HOUSE 14/01/02

Form revised July 1998

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

SC220138

14-01-02

● ~~(4a. no amount or benefit has been paid or given or is intended to be paid or given to any of the promoters of the company)~~

● ~~(4b. the amount or benefit paid or given or intended to be paid or given to any promoter of the company is:)~~

● Please delete as appropriate

Promoter No 1:

The amount paid or intended to be paid	£
Any benefit given or intended to be given	
The consideration for such payment or benefit	

Promoter No 2:

The amount paid or intended to be paid	£
Any benefit given or intended to be given	
The consideration for such payment or benefit	

Promoter No 3:

The amount paid or intended to be paid	£
Any benefit given or intended to be given	
The consideration for such payment or benefit	

And I make this solemn Declaration Conscientiously believing the same to be true and by virtue of the Statutory Declarations Act 1835.

Declarant's signature David Macleod.

Declared at GLASGOW

	Day	Month	Year
on	11	01	2002

● please print name.

before me ● RACHEL MAGDALENE GERVAISE

Signed Rachel Gervaise **Date** 11-01-2002

A Commissioner for Oaths or Notary Public or Justice of the peace or Solicitor

15-01-02

C-61

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP007

Company Number: SC226738

Company name in full: Thus Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box).*	11	01	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,999,998		
Nominal value of each share	£0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

SCT STGD67G7 0037
COMPANIES HOUSE 14/01/02

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

15-01-02

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: Scottish Power plc Address: 1 Atlantic Quay, Glasgow UK Postcode G2 8SP	Class of shares allotted: Ordinary	Number allotted: 1,999,998
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed David Macleod Date 11.1.02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel

DX number DX exchange

SC226738

17-01-02

C-62

225

Change of accounting reference date

Please complete in typescript, or in bold black capitals

CHWP007

Company Number: SC 226738

Company Name in Full: Thus Group plc

The accounting reference period ending — Day 31, Month 01, Year 2003

is shortened/~~extended~~ † so as to end on — Day 31, Month 03, Year 2002

Subsequent periods will end on the same day and month in future years.

If extending more than once in five years, please indicate in the box the number of the provision listed in note c. on which you are relying.

NOTES

You may use this form to change the accounting date relating to either the current or the immediately previous accounting period.

a. You may not change a period for which the accounts are already overdue.

b. You may not extend a period beyond 18 months unless the company is subject to an administration order.

c. You may not extend periods more than once in five years unless:

1. the company is subject to an administration order, or
2. you have the specific approval of the Secretary of State, (please enclose a copy), or
3. you are extending the company's accounting reference period to align with that of a parent or subsidiary undertaking established in the European Economic Area.
4. the form is being submitted by an overseas company.

Signed: David Macleod. Date: 11-1-02

† Please delete as appropriate

† a director / secretary / ~~administrator / administrative receiver / receiver and manager /~~ receiver (Scotland) / person authorised on behalf of an overseas company

Please give the name, address, telephone number, and if available, a DX number and Exchange for the person Companies House should contact if there is any query

Biggart Baillie Solicitors, Dalmore House, 310 St Vincent Street, Glasgow Tel 0141 228 8000

DX number GW9 DX exchange Glasgow

SCT STKJE7LS 0935 COMPANIES HOUSE 17/01/02

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh for companies registered in Scotland

Form revised July 1998

17-01-02

C-63

Registered Number: SC226738

COMPANIES ACTS 1985 TO 1989

PUBLIC COMPANY LIMITED BY SHARES

RESOLUTIONS OF THUS GROUP PLC

We the undersigned, being all the members of Thus Group plc ("the Company") who at the date of these resolutions would be entitled to attend and vote at a general meeting of the Company, pursuant to the powers and authorities contained in the Articles of Association of the Company (the "Articles") and particularly in accordance with the provisions of Article 86 of the Articles HEREBY RESOLVE as follows, resolution numbered 1 and 2 to take effect as ordinary resolutions and resolution numbered 3 to take effect as a special resolution:-

1. "THAT Charles Andrew Berry, Roy Drysdale Brown, Ian Hugh Chippendale, Josephine Connell, Michael Phillip De Kare Silver, Philip Male, David Thomas Nish and James Archibald Reid who have indicated their willingness to be appointed additional directors of the Company, be appointed directors of the Company with immediate effect."

2. "THAT the directors of the Company be and are hereby generally and unconditionally authorised to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80 of the Companies Act 1985) up to a maximum nominal amount of £49,999.95 provided that the authority hereby given shall expire two weeks after the passing of this resolution unless previously revoked or varied save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the board may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired."

3. "THAT pursuant to section 95(1) of the Companies Act 1985, section 89(1) of the Companies Act 1985 shall not apply to any allotment of shares in the capital of the Company pursuant to the authority conferred on the directors by resolution 2 above."

[signature] Scottish Power plc	11 January 2002 Date
[signature] David Thomas Nish	11 January 2002 Date

C:\Windows\TEMP\THUSGRP.RES.9.1.Doc
09/01/02 18:09

17-01-02

C-64

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.
CHWP007

Company Number	SC 226738
Company Name in full	THUS GROUP PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	11	01	2002	†Date of Birth	04	08	1956

Appointment form

Notes on completion appear on reverse.

Appointment as director: X — as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME

*Style / Title	MR	*Honours etc	
Forename(s)	MICHAEL PHILLIP		
Surname	de KARE SILVER		
Previous Forename(s)		Previous Surname(s)	
Usual residential address	14 WILTON STREET		
Post town	LONDON	Postcode	SW1X 7AF
County / Region		Country	ENGLAND
† Nationality	BRITISH	†Business occupation	NON-EXECUTIVE DIRECTOR
† Other directorships (additional space overleaf)	KALCHAS HOLDINGS LIMITED		

I consent to act as ** director / secretary of the above named company

Consent signature: [signature] Date: 11 January 2002

* Voluntary details.
† Directors only.
** Delete as appropriate

A director, secretary etc must sign the form below.

Signed: David Macleod Date: 11 January 2002

(~~**a director / secretary / administrator / administrative receiver / receiver manager / receiver**~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

BIGGART BAILLIE, DALMORE HOUSE, 310 ST VINCENT STREET, GLASGOW G2 5QR RACHEL GERVAISE

Tel 0141 228 8000

DX number GW9 DX exchange GLASGOW

SCT STKJ67JK 0943
COMPANIES HOUSE 17/01/02

Form revised July 1998

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh

17-01-02

Company Number

† Directors only

†Other directorships

RM LIMITED

BORN2LEARN.COM LIMITED

THUS PLC

KALCHAS LIMITED

GUS PLC

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

17-01-02

02 FEB 25 AM 8:32

C-65

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.
CHWP007

Appointment form

Notes on completion appear on reverse.

Company Number	SC 226738
Company Name in full	THUS GROUP PLC
Date of appointment (Day Month Year)	11 01 2002
†Date of Birth (Day Month Year)	25 04 1952
Appointment as director	X
as secretary	
NAME *Style / Title	MR
*Honours etc	
Forename(s)	CHARLES ANDREW
Surname	BERRY
Previous Forename(s)	
Previous Surname(s)	
Usual residential address	BEAUMONT, 5 GRANGE ROAD
Post town	GLASGOW
Postcode	G61 3PL
County / Region	
Country	SCOTLAND
†Nationality	BRITISH
†Business occupation	CHAIRMAN
† Other directorships (additional space overleaf)	SCOTTISH POWER UK PLC

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

I consent to act as ** director / secretary of the above named company

Consent signature [signature] Date 11/01/02.

A director, secretary etc must sign the form below.

Signed [signature: David Macleod] Date 11 January 2002.

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

BIGGART BAILLIE, DALMORE HOUSE, 310 ST VINCENT STREET, GLASGOW G2 5QR RACHEL GERVAISE

Tel 0141 228 8000

DX number GW9 DX exchange GLASGOW

SCT STKJT7JL 0942
COMPANIES HOUSE 17/01/02

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales **DX 33050 Cardiff**
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

17-01-02

Company Number

† Directors only. †Other directorships

SCOTTISHPOWER PLC

SCOTTISH ELECTRICITY SETTLEMENTS LIMITED

ELECTRICITY ASSOCIATION LIMITED

ROSYTH REGENERATION LIMITED

THUS PLC

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

17-01-02

THUS GROUP PLC

COMPANY NO: SC226738

PERSONAL APPOINTMENTS OF CHARLES ANDREW BERRY
WITH LIMITED COMPANIES

SP Gas Limited

ScottishPower Telecommunications Limited

Teledata (Holdings) Limited

Teledata Scotland Limited

Telephone Information Services plc

Telephone International Media Holdings Limited

Camjar plc

Telephone International Media Limited

Cityscape Global Media Limited

The Call Centre Service Limited

Cityscape Internet Services Limited

The Information Service Limited

Cityscape Limited

The IP Systems Operation Limited

Club Call Telephone Services Limited

Tim Limited

Clubline Services Limited

Turnpike Limited

Copperteam Limited

Demon Internet Limited

Turnpike 1996 Limited

L:\Docs\CORPT2\THUS-BERRY.COMPANIES-LIST.Doc
04/01/02 12:05

17-01-02

Demon Limited

Teledata (Outsourcing) Limited

Lancastrian Holdings Limited

Locomotive Software Developments Limited

Locomotive Software Group Limited

SPPT Limited

Megafone (UK) Limited

Psychic Companions Limited

Watermark Games Limited

Caledonian Gas Limited

Spotlight Trading Limited

Genscot Limited

Scottish Power Investments Limited

Scottish Power Energy Retail Limited

Dispatch Publishing Limited

Scottish Power Energy Trading Limited

SP Dataserve Limited

02 FEB 25 AM 8:02

17-01-02

C-66

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.
CHWP007

Company Number	SC 226738
Company Name in full	THUS GROUP PLC

Appointment form

Notes on completion appear on reverse.

	Day	Month	Year		Day	Month	Year
Date of appointment	11	01	2002	†Date of Birth	14	01	1949

Appointment as director: X — as secretary: [ ]
Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title	MR	*Honours etc	
Forename(s)	IAN HUGH		
Surname	CHIPPENDALE		
Previous Forename(s)		Previous Surname(s)	
Usual residential address	FLAT 8, ST NICHOLAS HOUSE, 4 PARK HILL ROAD		
Post town	CROYDON	Postcode	CRO 5NA
County / Region	SURREY	Country	ENGLAND
† Nationality	BRITISH	†Business occupation	NON-EXECUTIVE DIRECTOR
† Other directorships (additional space overleaf)			

I consent to act as ** director / secretary of the above named company

Consent signature [signature] Date 11 January 2002

* Voluntary details
† Directors only.
** Delete as appropriate

A director, secretary etc must sign the form below.

Signed David Macleod Date 11 January 2002

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

BIGGART BAILLIE, DALMORE HOUSE, 310 ST VINCENT STREET, GLASGOW G2 5QR RACHEL GERVAISE

Tel 0141 228 8000

DX number GW9 DX exchange GLASGOW

SCT STYJC7JQ 0937 COMPANIES HOUSE 17/01/02

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales **DX 33050 Cardiff**

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

17-01-02

Company Number

† Directors only. †Other directorships

- DIRECT LINE INSURANCE PLC
- DIRECT LINE GROUP LIMITED
- DIRECT LINE LIFE HOLDINGS LIMITED
- VICTORIA GATE (CROYDON) LIMITED
- DIRECT LINE LIFE INSURANCE COMPANY LIMITED

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line *and registered or principal office on the usual residential line.*

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

17-01-02

THUS GROUP PLC

COMPANY NO: SC 226738

PERSONAL APPOINTMENTS OF IAN HUGH CHIPPENDALE
WITH LIMITED COMPANIES

Direct Line Unit Trusts Limited

Privilege Insurance Holdings Limited

Privilege Insurance Company Limited

Tesco Personal Finance Limited

Tesco Personal Finance Group Limited

RBSG International Holdings Limited

Thus plc

Green Flag Holdings Limited

Green Flag Group Limited

UK Insurance Limited

Greenflag Limited

Royal Bank Insurance Services Limited

RBS Group Insurance Services

Privilege Finance Limited

Privilege Insurance Company Limited

Privilege Insurance Holdings Limited

Privilege Loans Limited

Privilege Mortgages Limited

Privilege Limited

Privilege Assistance Limited

Privilege Financial Services Limited

L:\Docs\Corp\2\THUS-CHIPPENDALE.COMPANIES-LIST.Doc
16/01/02 11:55

17-01-02

Privilege Home and Contents Limited

Privilege Investment Limited

Privilege Motor Legal Protection Limited

Privilege Pensions Limited

Privilege Shares Limited

Privilege Legal Protection Limited

Privilege Travel Services Limited

Privilege Underwriting Limited

Privilege Vehicle Breakdown Recovery Services Limited

Direct Line Financial Services Limited

Latium Group Limited

Direct Line Accident Management Limited

Jamjar.com Limited

17-01-02

C-67

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.
CHWP007

Company Number	SC 226738
Company Name in full	THUS GROUP PLC

	Day	Month	Year	†Date of Birth	Day	Month	Year
Date of appointment	11	01	2002		28	04	1951

Appointment form

Notes on completion appear on reverse.

Appointment as director: X — as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title	MR
*Honours etc	
Forename(s)	JAMES ARCHIBALD
Surname	REID
Previous Forename(s)	
Previous Surname(s)	
Usual residential address	FAIRFIELD HOUSE, FAYGATE LANE
Post town	HORSHAM
Postcode	RH12 4SN
County / Region	WEST SUSSEX
Country	ENGLAND
†Nationality	BRITISH
†Business occupation	SALES/MARKETING DIRECTOR
† Other directorships (additional space overleaf)	THUS PLC

I consent to act as ** director / secretary of the above named company

Consent signature [signature] Date 11 January 2002

* Voluntary details.
† Directors only.
** Delete as appropriate

A director, secretary etc must sign the form below.

Signed David Macleod Date 11 January 2002

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

BIGGART BAILLIE, DALMORE HOUSE, 310 ST VINCENT STREET, GLASGOW G2 5QR RACHEL GERVAISE

Tel 0141 228 8000

DX number GW9 DX exchange GLASGOW

SCT STKJA7J0 0039
COMPANIES HOUSE 17/01/02

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales **DX 33050 Cardiff**

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

17-01-02

C-68

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.
CHWP007

Company Number	SC 226738
Company Name in full	THUS GROUP PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	11	01	2002	†Date of Birth	13	09	1966

Appointment form

Notes on completion appear on reverse.

Appointment as director: X as secretary: [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title	MR	*Honours etc	
Forename(s)	PHILIP		
Surname	MALE		
Previous Forename(s)		Previous Surname(s)	
Usual residential address	7 GARTHENDS LANE, HEMINGBOROUGH		
Post town	SOLBY	Postcode	Y08 6QW
County / Region	NORTH YORKSHIRE	Country	ENGLAND
† Nationality	BRITISH	†Business occupation	OPERATIONS DIRECTOR
† Other directorships (additional space overleaf)	THUS PLC		

I consent to act as ** director / secretary of the above named company

Consent signature [signature] Date 11 January 2002

* Voluntary details.
† Directors only.
** Delete as appropriate

A director, secretary etc must sign the form below.

Signed David Macleod Date 11 January 2002

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

BIGGART BAILLIE, DALMORE HOUSE, 310 ST VINCENT STREET, GLASGOW G2 5QR

Tel 0141 228 8000

DX number GW9 DX exchange GLASGOW

SCT STK187JM 0941
COMPANIES HOUSE 17/01/02

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland DX 235 Edinburgh

Form revised July 1998

17-01-02

Company Number

† Directors only

†Other directorships

ASPEN 1 LIMITED

ASPEN 4 LIMITED

CALEDONIAN COMMUNICATIONS LIMITED

DOMESTIC APPLIANCE INSURANCE LIMITED

MANWEB LIMITED

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

17-01-02

C-69

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.
CHWP007

Company Number: SC 226738

Company Name in full: THUS GROUP PLC

Appointment form

Notes on completion appear on reverse.

	Day	Month	Year
Date of appointment	11	01	2002
†Date of Birth	04	12	1946

Appointment as director: X   as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: MR   *Honours etc:

Forename(s): ROY DRYSDALE

Surname: BROWN

Previous Forename(s):   Previous Surname(s):

Usual residential address: HOLLYBANK, 44 HOLMEWOOD RIDGE

Post town: TURNBRIDGE WELLS   Postcode: TN3 0ED

County / Region: KENT   Country: ENGLAND

† Nationality: BRITISH   †Business occupation: NON-EXECUTIVE DIRECTOR

† Other directorships (additional space overleaf): BRITISH UNITED PROVIDENT ASSOCIATION LIMITED

I consent to act as ** director / secretary of the above named company

Consent signature: [signature]   Date: 11 January 2002

* Voluntary details.
† Directors only.
** Delete as appropriate

A director, secretary etc must sign the form below.

Signed: David Macleod   Date: 11 January 2002

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

BIGGART BAILLIE, DALMORE HOUSE, 310 ST VINCENT STREET, GLASGOW G2 5QR   RACHEL GERVAISE

Tel 0141 228 8000

DX number GW9   DX exchange GLASGOW

SCT STKJ87JP 0938
COMPANIES HOUSE 17/01/02

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales   DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland   DX 235 Edinburgh

Form revised July 1998

17-01-02

Company Number

† Directors only.

†Other directorships

THUS PLC

GKN PLC, GKN HOLDINGS PLC

BRAMBLES INDUSTRIES PLC

UAC LIMITED

UNILEVER PLC

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

17-01-02

C-70

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.
CHWP007

Company Number	SC 226738
Company Name in full	THUS GROUP PLC

	Day	Month	Year
Date of appointment	11	01	2002
†Date of Birth	26	01	1946

Appointment form

Notes on completion appear on reverse.

Appointment as director: X as secretary: [ ]
Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title	MRS
*Honours etc	
Forename(s)	JOSEPHINE LILIAN
Surname	CONNELL
Previous Forename(s)	
Previous Surname(s)	
Usual residential address	THE OLD VICARAGE, PIPERS HILL, GREAT GADESDEN
Post town	HEMEL HEMPSTEAD
Postcode	HP1 3BY
County / Region	HERTFORDSHIRE
Country	ENGLAND
†Nationality	BRITISH
†Business occupation	NON-EXECUTIVE DIRECTOR
† Other directorships (additional space overleaf)	

I consent to act as ** director / secretary of the above named company

Consent signature: [signature] Date: 11 January 2002

* Voluntary details.
† Directors only.
** Delete as appropriate

A director, secretary etc must sign the form below.

Signed: [signature] Date: 11 January 2002

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

BIGGART BAILLIE, DALMORE HOUSE, 310 ST VINCENT STREET, GLASGOW G2 5QR RACHEL GERVAISE

Tel 0141 228 8000

DX number GW9 DX exchange GLASGOW

SCT STKJ97JN 0940
COMPANIES HOUSE 17/01/02

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales **DX 33050 Cardiff**
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

SC226758

17-01-02

Company Number

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

21-01-02

C-71

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP007

Company Number	SC 226738
Company Name in full	THUS GROUP PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	11	01	2002	†Date of Birth	05	05	1960

Appointment form

Appointment as director: X as secretary: [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME			
*Style / Title	MR	*Honours etc	
Forename(s)	DAVID THOMAS		
Surname	NISH		
Previous Forename(s)		Previous Surname(s)	
Usual residential address	KINNOUL LOCHWINNOCH ROAD		
Post town	KILMACOLM	Postcode	PA13 4DZ
County / Region	RENFREWSHIRE	Country	SCOTLAND
†Nationality	BRITISH	†Business occupation	NON-EXECUTIVE DIRECTOR
†Other directorships (additional space overleaf)	ELECTRICITY SUPPLY NOMINEES (SCOTLAND) LIMITED		

I consent to act as ** director / secretary of the above named company

Consent signature: [signature] Date: 11.1.02

A director, secretary etc must sign the form below.

Signed: David Macleod Date: 11.1.02

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

BIGGART BAILLIE
310 ST VINCENT STREET
GLASGOW G2 5QR Tel 0141 228 8000
DX number 9 DX exchange GW

SCT STQ... 0338
COMPANIES HOUSE 21/01/02

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales DX 33050 Cardiff
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

21-01-02

Company Number

† Directors only.

†Other directorships

- ASPEN 1 LIMITED
- ASPEN 4 LIMITED
- CALEDONIAN COMMUNICATIONS LIMITED
- DOMESTIC APPLIANCE INSURANCE LIMITED
- MANWEB LIMITED

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

21-01-02

THUS GROUP PLC
COMPANY NO: SC 226738

PERSONAL APPOINTMENTS OF DAVID NISH WITH LIMITED COMPANIES

Manweb Nominees Limited	
Manweb Pensions Trustee Limited	
Manweb Services Limited	
Manweb Share Scheme Trustees Limited	
SaBRe Water Limited	
ScotPower Limited	
Scotsgrid Limited	
Scotspower Limited	
Scottish Knowledge plc	
Scottish Power plc	
Scottish Power UK plc	
Scottish Utility Services Limited	
Scottish Power Insurance Limited	
Scottish Power Investments Limited	
Scottish Power NA1 Limited	
Scottish Power NA2 Limited	
Scottish Power Securities Limited	
Scottish Power Overseas Holdings Limited	
SSEB Limited	
Barnfleet Limited	resigned 5 September 2000
Merseyside Power Trading Limited	resigned 5 September 2000
Scottish Energy Services Limited	resigned 31 May 2000
Scottish Power Energy Trading Limited	resigned 14 August 2000
SP Dataserve Limited	resigned 14 August 2000
SP Manweb plc	resigned 14 August 2000
SP Power Systems Limited	resigned 14 August 2000

ss1(41)bs

21-01-02

THUS GROUP PLC
COMPANY NO: SC 226738

PERSONAL APPOINTMENTS OF DAVID NISH WITH LIMITED COMPANIES

Manweb Nominees Limited	
Manweb Pensions Trustee Limited	
Manweb Services Limited	
Manweb Share Scheme Trustees Limited	
SaBRa Water Limited	
ScotPower Limited	
Scotsgrid Limited	
Scotspower Limited	
Scottish Knowledge plc	
Scottish Power plc	
Scottish Power UK plc	
Scottish Utility Services Limited	
Scottish Power Insurance Limited	
Scottish Power Investments Limited	
Scottish Power NA1 Limited	
Scottish Power NA2 Limited	
Scottish Power Securities Limited	
Scottish Power Overseas Holdings Limited	
SSEB Limited	
Barnfleet Limited	resigned 5 September 2000
Merseyside Power Trading Limited	resigned 5 September 2000
Scottish Energy Services Limited	resigned 31 May 2000
Scottish Power Energy Trading Limited	resigned 14 August 2000
SP Dataserve Limited	resigned 14 August 2000
SP Manweb plc	resigned 14 August 2000
SP Power Systems Limited	resigned 14 August 2000

CRAVATH, SWAINE & MOORE

CITYPOINT
ONE ROPEMAKER STREET
LONDON EC2Y 9HR ENGLAND

TELEPHONE: 020-7453-1000
FACSIMILE: 020-7860-1150

PRINCIPAL OFFICE:
WORLDWIDE PLAZA
825 EIGHTH AVENUE
NEW YORK, NY 10019-7475
TELEPHONE: (212) 474-1000
FACSIMILE: (212) 474-3700

SUITE 2609, ASIA PACIFIC FINANCE TOWER
3 GARDEN ROAD, CENTRAL
HONG KONG
TELEPHONE: 852-2509-7200
FACSIMILE: 852-2509-7272

WRITER'S DIRECT DIAL NUMBER
44-20-7453-1040

February 27, 2002

<u>Submission for Exemption under Rule 12g3-2(b) under the Securities Exchange Act of 1934</u>

Dear Ms. O'Brien:

With respect to the above filing, please find enclosed Annex C-72. This Annex was omitted from our original filing which was sent on February 21, 2002.

Very truly yours,

Brian R. Webb

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Attention: Ms. A. O'Brien

Encl.

SC226738

14-01-02

COPY

CERTIFICATE THAT A PUBLIC COMPANY IS ENTITLED TO DO BUSINESS AND TO BORROW

Company Number SC226738

The Registrar of Companies for Scotland hereby certifies that

THUS GROUP PLC

having complied with the conditions of section 117 of the Companies Act 1985 is entitled to do business and to borrow.

Given at Companies House, Edinburgh, the 14 January 2002

for Registrar of Companies

SCT STFAM7DJ 1425
COMPANIES HOUSE 14/01/02

Companies House
— for the record —